Form 40-F
period 2010-12-31
Loncor Resources Inc.
filed 2011-04-29
CIK 1472619

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

 Commission file number: 001-32399

LONCOR RESOURCES INC.

(Exact Name of Registrant as Specified in its Charter)

Ontario	1040	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

1 First Canadian Place
100 King Street West, Suite 7070
Toronto, Ontario,  M5X 1E3
Canada
(416) 366-2221

(Address and Telephone Number of Registrant’s Principal Executive Offices)

DL Services, Inc.
Columbia Center
701 5th Avenue, Suite 6100
Seattle, WA 98104
(206) 903-8800

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common shares, no par value	NYSE Amex LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☐ Annual Information Form          ☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 47,417,745

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.   ☐  Yes      ☒  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   ☐  Yes   ☐ No

EXPLANATORY NOTE

Loncor Resources Inc. (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its Annual Report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Any statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “is expected”, “anticipates”, “plans”, “estimates” or “intends”, or negatives of such words or phrases, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved or the negative of such statements) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	risks related to the exploration stage of the Company’s mineral properties;

•	risks related to all of our mineral properties being in the Democratic Republic of the Congo, including political, economic, and regulatory instability;

•	risk related to our lack of profitability;

•	risks related to future exploration results being inconsistent with the Company’s expectations;

•	risks related to our need for and ability to obtain additional financing;

•	risks related to changes in equity markets;

•	risks related to changes in commodities prices;

•	risks related to inflation;

•	risks related to changes in the market price of gold which in the past has fluctuated widely and which could affect the viability of our operations and financial condition;

•	risks related to currency fluctuations;

•	risk related to changes in regulations affecting the Company’s activities;

•	risk related to delays in obtaining or failure to obtain required project approvals;

•	risks related to the uncertainties involved in interpreting geological data and the other risks involved in the mineral exploration business; and

•	risk of implementation of proposed SEC rules that may affect mining operations in the Democratic Republic of the Congo.

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the exhibits attached to this Annual Report. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

NOTE TO UNITED STATES READERS-
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this report on Form 40-F, in accordance with Canadian generally accepted accounting principles (“GAAP”), and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies. Significant differences between Canadian GAAP and United States GAAP are described in Note 17 of the comparative audited consolidated financial statements of the Company.

The Company’s Management’s Discussion and Analysis filed as Exhibit 99.1 to this Annual Report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. National Instrument 43-101- Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”).  One consequence of these differences is that “reserves” calculated in accordance with Canadian standards may not be “reserves” under the SEC standards. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended.  Under U.S. standards, mineralization may not be classified as a “reserve” unless a determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the term “mineral resource” is defined in and permitted to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC and by U.S. companies. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this report and the documents incorporated by reference herein describing our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2010, based upon the noon buying rate payable in Canadian dollars as certified for customs purposes by the Bank of Canada, was U.S.$1.00 = CDN$.9946.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited consolidated financial statements of the Company as at and for the years ended December 31, 2009 and 2010, including the report of the independent auditor with respect thereto, are filed as Exhibit 99.2 and incorporated by reference in this Annual Report on Form 40-F. For a reconciliation of important differences between Canadian and United States GAAP, see Note 17 to the Company’s audited consolidated financial statements.

Management’s Discussion and Analysis

The Company’s management’s discussion and analysis of the audited annual consolidated financial statements (“MD&A”) is filed as Exhibit 99.1 and incorporated by reference in this Annual Report on Form 40-F.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act). Based on that evaluation the CEO and the CFO have concluded that as of the end of the period covered by this report, the Company’s disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the period covered by this Annual Report on Form 40-F, no changes occurred in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

The Company’s management, including the CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

CORPORATE GOVERNANCE

The Company is required to describe its practices with regards to corporate governance on an annual basis in the Company’s information circular in accordance with the disclosure requirements of Canadian National Instrument 58-101 Disclosure of Corporate Governance Practices. The Company is also listed on the NYSE Amex LLC (“NYSE Amex”) and complies as necessary with the rules and guidelines of the NYSE Amex and the SEC. The Company reviews its governance practices on an ongoing basis to ensure it is in compliance. The Company is complying with applicable new and revised rules and regulations, introduced pursuant to the Sarbanes-Oxley Act of 2002 in the United States by the SEC and the NYSE Amex, except as otherwise disclosed.

The Company’s board of directors (the “Board”) is responsible for the Company’s corporate governance policies and has separately designated a standing Compensation Committee. The Board has determined that the majority of all the members of the Compensation Committee are independent, based on the criteria for independence and unrelatedness prescribed by the Exchange Act and the NYSE Amex.

Corporate governance relates to the activities of the Board, the members of which are elected by the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company. The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.

Canadian National Policy 58-201 Corporate Governance Guidelines establishes corporate governance guidelines (which are not intended to be prescriptive) that apply to all Canadian public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company’s practices comply with the guidelines; however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted.

AUDIT COMMITTEE

The Board has a separately designated standing Audit Committee established in accordance with Rule 10A-3 under the Exchange Act and the rules of the NYSE Amex. The members of the Company’s Audit Committee are: Kevin R. Baker, Maurice J. Colson and William R. Wilson.

Relevant Education and Experience of Audit Committee Members

Kevin R. Baker, QC - Mr. Baker was Chief Executive Officer and President of the Company from September 2000 to November 2009.  He holds a Bachelor of Arts (Economics) and a Bachelor of Laws degree from the University of Alberta.  He was appointed Queens Counsel in 1994.  Mr. Baker has been a member of the audit committee of a number of other public companies.

Maurice J. Colson - Mr. Colson holds a Masters of Business Administration (M.B.A.) from McGill University in Montreal, and has worked in the investment industry for more than 35 years.  He was for many years managing director for a major Canadian investment dealer in the United Kingdom.  He is actively involved in providing strategic counsel and assistance with financing to emerging private and public companies in Canada and to Canadian companies operating in China, Africa, and South America.  Mr. Colson is a member of the audit committee of several Canadian publicly traded companies, and is the former President and Chief Executive Officer of the TSX Venture-listed company, Lithium One Resources.

William R. Wilson - Mr. Wilson holds a Masters of Business Administration from the University of Southern California.  He has been a director and senior officer of a number of public companies in both Canada and the United States, and has been a member of the audit committee of several of these companies.

In the opinion of the Board, two out of the three members of the Audit Committee (Mr. Colson and Mr. Wilson) are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the NYSE Amex) and all of the members of the Audit Committee are financially literate.

Audit Committee Financial Expert

The Board has determined that Kevin R. Baker is the financial expert, in that he has an understanding of generally accepted accounting principles and financial statements; is able to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves; has experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues comparable to the breadth and level of complexity of issues that can reasonably be expected to be raised by the Company’s financial statements (or actively supervising another person who did so); has an understanding of internal controls and procedures for financial reporting; and has an understanding of audit committee functions.

The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the Board.

The Audit Committee meets with the CEO and CFO and the Company’s independent auditors as needed to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, as well as audit procedures and audit plans. The Audit Committee also recommends to the Board the auditors to be appointed. In addition, the Audit Committee reviews and recommends to the Board for approval the annual financial statements, and the related management’s discussion and analysis, and undertakes other activities required by regulatory authorities.

Audit Committee Charter

The Company’s Audit Committee charter is available on the Company’s website at www.loncor.com or in print to any shareholder who provides the Company with a written request to the Chief Financial Officer, 1 First Canadian Place, 100 King Street West, Suite 7070, Toronto, Ontario,  M5X 1E3, Canada.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

BDO Canada LLP acted as the Company’s independent auditor for the fiscal years ended December 31, 2010 and 2009.  The total amount billed to the Company by, or the estimated total fees of, BDO Canada LLP for services performed in respect of the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees) is set forth below:

	2010			2009
Audit Fees	Cdn$	55,000		Cdn$	47,700
Audit-Related Fees		Nil			Nil
Tax Fees	Cdn$	4,000	(1)	Cdn$	4,524	(1)
All Other Fees		Nil			Nil

(1)            The services comprising these fees related to the preparation of the Company's Canadian tax returns.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

The Audit Committee has not adopted specific policies or procedures for the engagement of non-audit services.

OFF-BALANCE SHEET TRANSACTIONS

The Company does not have any off-balance sheet arrangements.

CODE OF ETHICS

The Board has adopted a written Business Conduct Policy (the “Code”) by which it and all employees of the Company are required to abide. In addition, the Board encourages a culture of ethical business conduct and believes the Company’s high caliber management team promotes a culture of ethical business conduct throughout the Company’s operations, and management is expected to monitor the activities of the Company’s employees, consultants and agents in that regard. The Code requires that employees report any observed breach of the Code to the Company’s CEO.

It is a requirement of applicable corporate law that directors and officers who have an interest in a material transaction or material agreement with the Company disclose that interest and, in the case of directors, abstain from voting in respect of same. These requirements are also contained in the Company’s by-law, which is made available to the directors and officers of the Company.

All amendments to the Code, and all waivers of the Code with respect to any of the employees covered by it, will be posted on the Company’s website, submitted on Form 6-K and provided in print to any shareholder who requests them. A copy of the Code is located on the Company’s website at www.loncor.com.

CONTRACTUAL OBLIGATIONS

 The following table lists as of December 31, 2010 information with respect to the Company’s known contractual obligations:

Contractual Obligations	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years

Long Term Debt Obligations	-	-	-	-	-
Capital Lease Obligations	-	-	-	-	-
Operating Lease Obligations	108, 020	108,020
Purchase Obligations	130,400	130,400	-	-	-
Other Long-Term Liabilities	-	-	-	-	-
Total	238,420	238,420

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2010 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

NYSE AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed on NYSE Amex. Section 110 of the NYSE Amex Company Guide permits NYSE Amex to consider the laws, customs and practices of foreign issuers, and to grant exemptions from NYSE Amex listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is as follows:

Shareholder Meeting Quorum Requirement: NYSE Amex minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on NYSE Amex is required to state its quorum requirement in its by-law. The Company’s quorum requirement is set forth in its by-law, which provides that a quorum for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy holder or representative for a shareholder so entitled.

Proxy Delivery Requirement: NYSE Amex requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Independence of Directors: NYSE Amex requires that the majority of a company’s directors be independent.  The Company does not have a majority of independent directors, but does satisfy the requirements of applicable Canadian laws with respect to the composition of its board of directors.

Nominating Process: NYSE Amex requires that director nominations must be either selected or recommended to the board by either a nominating committee or a majority of independent directors. In addition, NYSE Amex requires a formal written charter or board resolution addressing the nominations process.  Under applicable Canadian laws, the Company’s director nominations are not required to be selected or recommended to the Board by either a nominating committee or a majority of independent directors and the Company is not required to adopt a formal written charter or board resolution addressing the nominations process.

Compensation of Directors: NYSE Amex requires the director compensation to be decided by compensation committee to be comprised entirely of independent directors or a majority of independent directors.  Under the applicable Canadian laws, Loncor is not required to have a compensation committee comprised entirely of independent directors or to have executive compensation determined by the majority of independent directors.

Nominating Process: NYSE Amex requires that director nominations must be either selected or recommended to the board by either a nominating committee or a majority of independent directors. In addition, NYSE Amex requires a formal written charter or board resolution addressing the nominations process.  Under applicable Canadian laws, the Company’s director nominations are not required to be selected or recommended to the Board by either a nominating committee or a majority of independent directors and the Company is not required to adopt a formal written charter or board resolution addressing the nominations process.

Executive Compensation: NYSE Amex requires executive compensation to be decided by a compensation committee comprised entirely of independent directors or a majority of independent directors.  Under applicable Canadian laws, the Company is not required to have a compensation committee comprised entirely of independent directors or to have executive compensation determined by a majority of independent directors.

The foregoing are consistent with the laws, customs and practices in Canada.

In addition, the Company may from time-to-time seek relief from NYSE Amex corporate governance requirements on specific transactions under Section 110 of the NYSE Amex Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, we shall make the disclosure of such transactions available on our website at www.Loncor.com. Information contained on our website is not part of this Annual Report.

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an Annual Report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with respect to the class of securities in relation to which the obligation to file the Form 40-F arises.

Any change to the name or address of the agent for service of process of the Registrant shall be communicated promptly to the SEC by an amendment to the Form F-X referencing the file number of the Registrant.

EXHIBITS

99.1	Management’s Discussion and Analysis

99.2	Annual Consolidated Financial Statements, including the report of the auditor thereon

99.3	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.4	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.5	Consent of BDO Canada LLP, Independent Registered Chartered Accountants, Licensed Public Accountants

99.6	Consent of Peter Cowley

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

LONCOR RESOURCES INC.

By:	/s/ Peter Cowley
Name: Peter Cowley
Title: President & Chief Executive Officer

Date: April 28, 2011