Form 20-F
period 2011-12-31
Loncor Resources Inc.
filed 2012-03-30
CIK 1472619

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

Commission file number: 001-35124

LONCOR RESOURCES INC.

(Exact Name of Registrant as Specified in Its Charter)

Ontario

(State or Other Jurisdiction of Incorporation of Organization)

1 First Canadian Place, 100 King Street West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada

(Address of Principal Executive Offices, including Zip Code)

(416) 366-2221

(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Common Shares	TSX Venture Exchange, NYSE Amex LLC

Securities registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2011:

58,172,735 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting		Other	☐
Standards as issued by the International
	Accounting Standards Board	☒

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐ Item 17  ☐Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes ☐   No ☒

LONCOR RESOURCES INC. - FORM 20-F

-ii-

TABLE OF CONTENTS

(continued)

-iii-

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 20-F and the documents incorporated by reference herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of Canadian provincial securities laws (such forward-looking statements and forward-looking information are referred to herein as "forward-looking statements"). Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. All statements, other than statements which are reporting results as well as statements of historical fact, that address activities, events or developments that Loncor Resources Inc. (the "Company" or "Loncor") believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding drilling and other exploration results, potential mineralization, potential mineral resources, and the Company's exploration and development plans and objectives with respect to its projects) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual events or results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual events or results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainties relating to the availability and costs of financing in the future; risks related to the exploration stage of the Company's properties; the possibility that future exploration results will not be consistent with the Company's expectations; fluctuations in gold prices and currency exchange rates; inflation; adoption of proposed rules by the U.S. Securities and Exchange Commission that may affect mining operations in the Democratic Republic of the Congo; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); changes in equity markets; political developments in the Democratic Republic of the Congo; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations or policies affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; the Company's history of losses and expectation of future losses; the Company's ability to acquire additional commercially mineable mineral rights; risks related to the integration of any new acquisitions into the Company's existing operations; increased competition in the mining industry; and the other risks disclosed under the heading "Risk Factors" in this Form 20-F.

Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

CAUTIONARY NOTE TO U.S. INVESTORS

National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral property information contained in or incorporated by reference in this Form 20-F has been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission, and mineral property information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

CURRENCY

Unless stated otherwise or the context otherwise requires, all references in this Form 20-F to "US$" are to United States dollars and all references in this Form 20-F to "Cdn$" are to Canadian dollars.

PART 1

Item 1. Identity of Directors, Senior Management and Advisors

This Form 20-F is being filed as an annual report under the United States Securities Exchange Act of 1934, as amended, (the "U.S. Exchange Act") and, as such, there is no requirement to provide any information under this item.

Item 2. Offer Statistics and Expected Timetable

This Form 20-F is being filed as an annual report under the U.S. Exchange Act and, as such, there is no requirement to provide any information under this item.

Item 3. Key Information

A. Selected Financial Data

The selected consolidated financial information set forth below for each of the two years ended December 31, 2011 and 2010, which is expressed in United States dollars (the Company prepares its financial statements in United States dollars), has been derived from the Company's audited consolidated financial statements as at and for the financial years ended December 31, 2011 and 2010 filed as part of this Form 20-F under Item 18. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board, which differ in certain respects from the principles the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States ("United States GAAP"). The selected consolidated financial information should be read in conjunction with the discussion in Item 5 of this Form 20-F and the said consolidated financial statements and related notes thereto. Historical results from any prior period are not necessarily indicative of results to be expected for any future period.

	(in $000 except share data)
IFRS	2011	2010
Revenue	$-	$-
Net income (loss) from operations	726	(5,872)
Net income (loss) for the year	533	(5,990)
Basic net income (loss) per share	0.01	(0.14)
Current assets	14,931	10,635
Exploration and evaluation expenditures	30,090	12,658
Total assets	45,800	23,841
Total liabilities	2,464	7,383
Net assets	43,336	16,459
Share capital	60,045	37,035
Shareholders' equity	43,336	16,459
Weighted average common shares outstanding	57,056	41,558

The selected consolidated financial information set forth in the first table below for each of the three years ended December 31, 2009, 2008 and 2007, which is expressed in United States dollars (the Company prepares its financial statements in United States dollars), has been derived from the Company's audited consolidated financial statements as at and for the financial years ended December 31, 2009, 2008 and 2007. These consolidated financial statements were prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"), which differ in certain respects from the principles the Company would have followed had its consolidated financial statements been prepared in accordance with United States GAAP.

Historical results from any prior period are not necessarily indicative of results to be expected for any future period.

Since November 28, 2008 when the Company completed the acquisition of all of the outstanding shares of the private company, Loncor Resources Inc., the Company's activities have consisted primarily of the exploration of mineral properties. Prior to this acquisition, the Company was named Nevada Bob’s International Inc. and was in the business of licensing the right to use certain trademarks.

If the Company had followed United States GAAP in respect of the three years ended December 31, 2009, 2008 and 2007, certain items in the consolidated financial statements would have been reported as set forth in the second table below.

The selected consolidated financial information in the IFRS chart above should not be compared to the information in the Canadian GAAP or United States GAAP charts below as the information was prepared using difference financial reporting standards.

	(in $000 except share data)
Canadian GAAP	2009	2008	2007
Revenue	$1	$166	$143
Net income (loss) from operations	(1,010)	(406)	(332)
Net income (loss) for the year	(1,011)	(371)	(186)
Basic net income (loss) per share	(0.04)	(0.01)	(0.01)
Current assets	1,638	1,633	1,899
Exploration and evaluation expenditures	4,954	3,958	-
Total assets	6,620	5,649	1,983
Total liabilities	3,429	3,788	675
Net assets	3,190	1,861	1,308
Share capital	20,341	18,317	17,301
Shareholders' equity	3,190	1,861	1,308
Weighted average common shares outstanding	28,559	24,712	20,153

	(in $000 except share data)
United States GAAP	2009	2008	2007
Revenue	$1	$166	$-
Net income (loss) from operations	(2,007)	(2,276)	(1,655)
Net income (loss) for the year	(2,007)	(2,241)	(1,655)
Basic net income (loss) per share	(0.07)	(0.09)	(0.61)
Current assets	1,638	1,633	57
Exploration and evaluation expenditures	-	-	-
Total assets	1,665	1,691	59
Total liabilities	3,007	3,365	2,184
Net assets	(1,341)	(2,097)	(2,125)
Share capital	20,341	18,317	237
Shareholders' equity	(1,341)	(2,097)	(2,125)
Weighted average common shares outstanding	28,559	24,712	2,716

Exchange Rates

On March 23, 2012, the buying rate in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York, was Cdn$1.00 = US$1.0017. The following table sets forth, for each of the years indicated, additional information with respect to the noon buying rate for Cdn$1.00. Such rates are set forth as U.S. dollars per Cdn$1.00 and are based upon the rates quoted by the Federal Reserve Bank of New York.

Rate	2011	2010	2009	2008	2007
Average (1)	1.0144	0.9659	0.8793	0.9335	0.9376

(1) The average rate means the average of the exchange rates on the last day of each month during the year.

Canadian/United States Dollar Exchange Rates for the Previous Six Months

Rate	October 2011	November 2011	December 2011	January 2012	February 2012	March 2012(1)
High	1.0068	0.9877	0.9895	1.0014	1.0136	1.0154
Low	0.9430	0.9536	0.9613	0.9735	0.9984	0.9987

(1) Provided for the period from March 1, 2012 to March 23, 2012.

B. Capitalization and Indebtedness

This Form 20-F is being filed as an annual report under the U.S. Exchange Act and, as such, there is no requirement to provide any information under this item.

C. Reason for the Offer and Use of Proceeds

This Form 20-F is being filed as an annual report under the U.S. Exchange Act and, as such, there is no requirement to provide any information under this item.

D. Risk Factors

There are a number of risks that may have a material and adverse impact on the future operating and financial performance of Loncor and could cause the Company's operating and financial performance to differ materially from the estimates described in forward-looking statements relating to the Company. These include widespread risks associated with any form of business and specific risks associated with Loncor's business and its involvement in the gold exploration industry.

An investment in the Company's common shares is considered speculative and involves a high degree of risk due to, among other things, the nature of Loncor's business (which is the exploration of mineral properties), the present stage of its development and the location of Loncor's projects in the Democratic Republic of the Congo (the "DRC"). In addition to the other information presented in this Form 20-F, a prospective investor should carefully consider the risk factors set out below and the other information that Loncor files with the U.S. Securities and Exchange Commission (the "SEC") and with Canadian securities regulators before investing in the Company's common shares. The Company has identified the following non-exhaustive list of inherent risks and uncertainties that it considers to be relevant to its operations and business plans. Such risk factors could materially affect the Company's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. As well, additional risks that the Company is unaware of or that are currently believed to be immaterial may become important factors that affect the Company's business.

Risks of Operating in the DRC

Loncor's projects are located in the DRC. The assets and operations of the Company are therefore subject to various political, economic and other uncertainties, including, among other things, the risks of war and civil unrest, expropriation, nationalization, renegotiation or nullification of existing licenses, permits, approvals and contracts, taxation policies, foreign exchange and repatriation restrictions, changing political conditions, international monetary fluctuations, currency controls and foreign governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Changes, if any, in mining or investment policies or shifts in political climate in the DRC may adversely affect Loncor's operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights, could result in loss, reduction or expropriation of entitlements. In addition, in the event of a dispute arising from operations in the DRC, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. It is not possible for the Company to accurately predict such developments or changes in laws or policy or to what extent any such developments or changes may have a material adverse effect on the Company's operations. Should the Company's rights or its titles not be honoured or become unenforceable for any reason, or if any material term of these agreements is arbitrarily changed by the government of the DRC, the Company's business, financial condition and prospects will be materially adversely affected.

Some or all of the Company's properties are located in regions where political instability and violence is ongoing. Some or all of the Company's properties are inhabited by artisanal miners. These conditions may interfere with work on the Company's properties and present a potential security threat to the Company's employees. There is a risk that activities at the Company’s properties may be delayed or interfered with, due to the conditions of political instability, violence or the inhabitation of the properties by artisanal miners. The Company uses its best efforts to maintain good relations with the local communities in order to minimize such risks.

The DRC is a developing nation emerging from a period of civil war and conflict. Physical and institutional infrastructure throughout the DRC is in a debilitated condition. The DRC is in transition from a largely state controlled economy to one based on free market principles, and from a non-democratic political system with a centralized ethnic power base, to one based on more democratic principles. There can be no assurance that these changes will be effected or that the achievement of these objectives will not have material adverse consequences for Loncor and its operations. The DRC continues to experience instability in parts of the country due to certain militia and criminal elements. While the government and United Nations forces are working to support the extension of central government authority throughout the country, there can be no assurance that such efforts will be successful.

No assurance can be given that the Company will be able to maintain effective security in connection with its assets or personnel in the DRC where civil war and conflict have disrupted exploration and mining activities in the past and may affect the Company's operations or plans in the future.

HIV/AIDS, malaria and other diseases represent a serious threat to maintaining a skilled workforce in the mining industry in the DRC. HIV/AIDS is a major healthcare challenge faced by the Company's operations in the country. There can be no assurance that the Company will not lose members of its workforce or workforce man-hours or incur increased medical costs, which may have a material adverse effect on the Company's operations.

The DRC has historically experienced relatively high rates of inflation.

No History of Mining Operations or Profitability

The Company's properties are in the exploration stage. The future development of properties found to be economically feasible will require board approval, the construction and operation of mines, processing plants and related infrastructure. As a result, Loncor is subject to all of the risks associated with establishing new mining operations and business enterprises including: the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and costs of skilled labour and mining equipment; the availability and costs of appropriate smelting and/or refining arrangements; the need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits; and, the availability of funds to finance construction and development activities. The costs, timing and complexities of mine construction and development are increased by the remote location of the Company's properties. It is common in new mining operations to experience unexpected problems and delays during construction, development, and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there are no assurances that the Company's activities will result in profitable mining operations or that the Company will successfully establish mining operations or profitably produce gold at any of its properties.

Finance Requirements

The Company does not have a history of mining operations, and there is no assurance that it will produce revenue, operate profitably or provide a return on investment in the future. The Company has only incurred operating losses, and the development of its projects is at an early stage. The Company's ability to continue as a going concern is dependent upon its ability to obtain the necessary financing to meet its obligations and repay liabilities arising from normal business operations when they come due.

The Company will require significant financing in order to carry out plans to develop its projects. The Company has no revenues and is wholly reliant upon external financing to fund such plans. There can be no assurance that such financing will be available to the Company or, if it is, that it will be offered on acceptable terms. If additional financing is raised through the issuance of equity or convertible debt securities of the Company, the interests of the Company's shareholders in the net assets of the Company may be diluted. Any failure of the Company to obtain required financing on acceptable terms could have a material adverse effect on the Company's financial condition, results of operations, liquidity, and its ability to continue as a going concern, and may require the Company to cancel or postpone planned capital investments.

Gold Prices

The future price of gold will significantly affect the development of Loncor's projects. Gold prices are subject to significant fluctuation and are affected by a number of factors which are beyond Loncor's control. Such factors include, but are not limited to, interest rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold-producing countries throughout the world. The price of gold has fluctuated widely in recent years, and future serious price declines could cause development of and commercial production from Loncor's mineral interests to be impracticable. If the price of gold decreases, projected cash flow from planned mining operations may not be sufficient to justify ongoing operations and Loncor could be forced to discontinue development and sell its projects. Future production from Loncor's projects is dependent on gold prices that are adequate to make these projects economic.

Government Regulation

Loncor's mineral exploration activities are subject to various laws governing prospecting, mining, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Although Loncor's exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail development.

Many of Loncor's mineral rights and interests are subject to government approvals, licenses and permits. Such approvals, licenses and permits are, as a practical matter, subject to the discretion of the DRC government. No assurance can be given that Loncor will be successful in maintaining any or all of the various approvals, licenses and permits in full force and effect without modification or revocation. To the extent such approvals are not maintained, Loncor may be delayed, curtailed or prohibited from continuing or proceeding with planned exploration of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be delayed or curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws and regulations governing operations or more stringent implementation thereof could have a substantial adverse impact on Loncor and cause increases in exploration expenses, capital expenditures or require abandonment or delays in development of mineral interests.

Exploration and Mining Risks

All of the Company's properties are in the exploration stage only. The exploration for and development of mineral deposits involves significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenditures may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a mineral deposit, once discovered, will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Loncor not receiving an adequate return on invested capital.

There is no certainty that the expenditures made by Loncor towards the search for and evaluation of mineral deposits will result in discoveries that are commercially viable. In addition, assuming discovery of a commercial ore-body, depending on the type of mining operation involved, several years can elapse from the initial phase of drilling until commercial operations are commenced.

Mining operations generally involve a high degree of risk. Such operations are subject to all the hazards and risks normally encountered in the exploration for, and development and production of gold and other precious or base metals, including unusual and unexpected geologic formations, seismic activity, rock bursts, fires, cave-ins, flooding and other conditions involved in the drilling and removal of material as well as industrial accidents, labour force disruptions, fall of ground accidents in underground operations, unanticipated increases in gold lock-up and inventory levels at heap-leach operations and force majeure factors, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to person or property, environmental damage, delays, increased production costs, monetary losses and possible legal liability. Milling operations are subject to hazards such as equipment failure or failure of mining pit slopes and retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums. Insurance against certain environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from production, is not generally available to the Company or to other companies within the mining industry. The Company may suffer a material adverse effect on its business if it incurs losses related to any significant events that are not covered by insurance policies.

Development of an Active Market and Volatility

There can be no assurance that an active market for the Company's securities will be sustained. The market price of the Company's securities may fluctuate significantly based on a number of factors, some of which are unrelated to the financial performance or prospects of the Company. These factors include macroeconomic developments in North America and globally, market perceptions of the attractiveness of particular industries, short-term changes in commodity prices, other precious metal prices, the attractiveness of alternative investments, currency exchange fluctuation, the political environment in the DRC and the Company's financial condition or results of operations as reflected in its financial statements. Other factors unrelated to the performance of the Company that may have an effect on the price of the securities of the Company include the following: the extent of analytical coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company's securities; lessening in trading volume and general market interest in the Company's securities may affect an investor's ability to trade significant numbers of securities of the Company; the size of the Company's public float may limit the ability of some institutions to invest in the Company's securities; the Company's operating performance and the performance of competitors and other similar companies; the public's reaction to the Company's press releases, other public announcements and the Company's filings with the various securities regulatory authorities; changes in estimates or recommendations by research analysts who track the Company's securities or the shares of other companies in the resource sector; the arrival or departure of key personnel; acquisitions, strategic alliances or joint ventures involving the Company or its competitors; the factors listed in this Form 20-F under the heading "Cautionary Statement Regarding Forward-Looking Statements"; and a substantial decline in the price of the securities of the Company that persists for a significant period of time could cause the Company's securities to be delisted from any exchange on which they are listed at that time, further reducing market liquidity. If there is no active market for the securities of the Company, the liquidity of an investor's investment may be limited and the price of the securities of the Company may decline. If such a market does not develop, investors may lose their entire investment in the Company's securities.

The Company expects that it will be considered a passive foreign investment company or "PFIC"

Holders of common shares of the Company that are U.S. taxpayers should be aware that, due to the nature of the Company's assets and the income that it expects to generate, the Company expects to be a "passive foreign investment company" ("PFIC") for the current year, and may be a PFIC in subsequent taxable years. Whether the Company will be a PFIC for the current or future taxable year will depend on the Company's assets and income over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Form 20-F. Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status for any taxable year. U.S. federal income tax laws contain rules which result in materially adverse tax consequences to U.S. taxpayers that own shares of a corporation which has been classified as a PFIC during any taxable year of such holder's holding period. A U.S. taxpayer who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC may mitigate such negative tax consequences by making certain U.S. federal income tax elections, which are subject to numerous restrictions and limitations. Holders of the Company's common shares are urged to consult their tax advisors regarding the acquisition, ownership, and disposition of the Company's common shares. This paragraph is only a brief summary of the PFIC rules, and is qualified in its entirety by the section below entitled "Certain United States Federal Income Tax Considerations".

History of Losses and Expected Future Losses

The Company has incurred losses from operations since it became a mineral exploration company in November 2008 and the Company expects to incur losses from operations for the foreseeable future.

The Company had an accumulated deficit of US$23,465,262 million as of December 31, 2011. The losses do not include capitalized mineral property exploration costs.

The Company expects to continue to incur losses unless and until such time as one or more of its properties enter into commercial production and generate sufficient revenues to fund continuing operations. The development of the Company's properties will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultants' analysis and recommendations, the rate at which operating losses are incurred, and the Company's acquisition of additional properties, some of which are beyond the Company's control. There can be no assurance that the Company will ever achieve profitability.

Infrastructure for the Projects

The Company's projects are located in remote areas of the DRC, which lack basic infrastructure, including sources of power, water, housing, food and transport. In order to develop any of its projects Loncor will need to establish the facilities and material necessary to support operations in the remote locations in which they are situated. The remoteness of each project will affect the potential viability of mining operations, as Loncor will also need to establish substantially greater sources of power, water, physical plant and transport infrastructure than are currently present in the area. The transportation of equipment and supplies into the DRC and the transportation of resources out of the DRC may also be subject to delays that adversely affect the ability of the Company to proceed with its mineral projects in the country in a timely manner. Shortages of the supply of diesel, mechanical parts and other items required for the Company's operations could have an adverse effect on the Company's business, operating results and financial condition. The lack of availability of such sources may adversely affect mining feasibility and will, in any event, require Loncor to arrange significant financing, locate adequate supplies and obtain necessary approvals from national, provincial and regional governments, none of which can be assured. The Company's interests in the DRC are accessed over lands that may also be subject to the interests of third parties which may result in further delays and disputes in the carrying out of the Company's operational activities.

Dependence on Limited Properties

The Ngayu and North Kivu projects account for all of the Company's mineral properties. Any adverse development affecting the progress of either of these projects may have a material adverse effect on the Company's financial performance and results of operations.

Market Perception

Market perception of junior mineral exploration companies such as the Company may shift such that these companies are viewed less favourably. This factor could impact the value of investors' holdings and the ability of the Company to raise further funds, which could have a material adverse effect on the Company's business, financial condition and prospects.

The SEC has Proposed Rules That May Affect Mining Operations in the DRC

The Dodd Frank Wall Street Reform and Consumer Protection Act has directed the SEC to adopt rules regarding disclosure on potential conflict minerals that are necessary to the functionality or production or a product manufactured by a company that files reports with the SEC, and the SEC has issued proposed rules in response to their requirement. Conflict minerals include tantalum, tin, gold and tungsten or their derivatives or any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the DRC or a bordering country. Under the rules as proposed by the SEC, reporting companies must disclose the origin of and certain other information concerning the conflict minerals. Loncor is currently exploring properties in the DRC and, assuming discovery of a commercial ore-body, is planning to mine for conflict minerals (i.e. gold). The mining of minerals may be deemed to be considered the manufacturing of such minerals.

If the proposed rules are adopted in their present form, and Loncor mines any of the minerals named above in the DRC, Loncor will be required to disclose in its annual report on Form 20-F that it files with the SEC its minerals originated in the DRC and will need to furnish a conflict minerals report which includes a due diligence report of the issuer and a certified independent private sector audit that is to be made publicly available on Loncor’s website. The report will need to disclose whether or not Loncor and the audit have determined that the conflict minerals are "conflict free", meaning that they did not benefit or finance armed groups in the DRC. The report must include the due diligence measures that Loncor took regarding the source and chain of custody of the minerals.

As the final rules have not been adopted, both content of the final rules and their effect remain uncertain. Compliance with the new rules may be demanding on both financial resources and personnel. The requirement that all SEC reporting companies disclose whether their products include conflict minerals, and if so, information concerning the origin of the conflict minerals, might cause companies to take steps, or require their suppliers to take steps, to assure that minerals originating in the DRC are not included in minerals supplied to them for use in their products. Accordingly, it is possible that the rules could adversely affect the ability of Loncor to sell minerals mined in the DRC or the price at which the minerals can be sold.

Uninsured Risks

Although the Company maintains directors and officers insurance and insurance on its premises in Toronto, Canada, its insurance does not cover all the potential risks associated with its operations, including industrial accidents, damages to equipment and facilities, labour disputes, pollution, unusual or unexpected geological conditions, rock bursts, ground or slope failures, cave-ins, fires, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, earthquakes and other environmental occurrences. In addition, Loncor may elect not to obtain coverage against these risks because of premium costs or other reasons, and where coverage is maintained, losses may exceed policy limits. Losses from these events may cause Loncor to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Environmental Risks and Hazards

All phases of Loncor's operations are subject to environmental regulation. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company's intended activities. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Loncor's operations. Environmental hazards may exist on the properties on which Loncor holds interests which are unknown to Loncor at present and which have been caused by previous owners or operators of the properties. Reclamation costs are uncertain and planned expenditures may differ from the actual expenditures required.

Difficulties for Investors in Foreign Jurisdictions in Bringing Actions and Enforcing Judgments

The Company is organized under the laws of the Province of Ontario in Canada, and its principal executive office is located in Toronto, Canada. All of the Company's directors and officers except one director, and all of the experts referred to in this Form 20-F, reside outside of the United States, and all or a substantial portion of their assets, and a substantial portion of the Company's assets, are located outside of the United States. As a result, it may be difficult for investors in the United States or otherwise outside of Canada to bring an action against directors, officers or experts who are not resident in the United States or in other jurisdictions outside Canada. It may also be difficult for an investor to enforce a judgment obtained in a United States court or a court of another jurisdiction of residence predicated upon the civil liability provisions of federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions outside Canada against those persons or the Company.

Uncertainty of Acquiring Additional Commercially Mineable Mineral Rights

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any anticipated level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, resources, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

Loncor's future growth and productivity will depend, in part, on its ability to identify and acquire additional commercially mineable mineral rights, and on the costs and results of continued exploration and development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to: establish ore reserves through drilling and metallurgical and other testing techniques; determine metal content and metallurgical recovery processes to extract metal from the ore; and construct, renovate or expand mining and processing facilities.

In addition, if the Company discovers ore, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that the Company will successfully acquire additional commercially mineable (or viable) mineral rights.

Litigation Risks

The Company may from time to time be involved in various legal proceedings. While the Company believes it is unlikely that the final outcome of any such proceedings will have a material adverse effect on the Company's financial position or results of operation, defence and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal matter will not have a material adverse effect on the Company's future cash flow, results of operations or financial condition.

Future Hedging Activities

The Company has not entered into forward contracts or other derivative instruments to sell gold that it might produce in the future. Although the Company has no near term plans to enter such transactions, it may do so in the future if required for project financing. Forward contracts obligate the holder to sell hedged production at a price set when the holder enters into the contract, regardless of what the price is when the product is actually mined. Accordingly, there is a risk that the price of the product is higher at the time it is mined than when the Company entered into the contracts, so that the product must be sold at a price lower than could have been received if the contract was not entered. There is also the risk that the Company may have insufficient gold production to deliver into forward sales positions. The Company may enter into option contracts for gold to mitigate the effects of such hedging.

Future Sales of Common Shares by Existing Shareholders

Sales of a large number of the Company's common shares in the public markets, or the potential for such sales, could decrease the trading price of such shares and could impair Loncor's ability to raise capital through future sales of common shares. Loncor has previously completed private placements at prices per share which are lower than the current market price of its common shares. Accordingly, a number of the Company's shareholders have an investment profit in the Company's common shares that they may seek to liquidate.

Currency Risk

The Company uses the United States dollar as its functional currency. Fluctuations in the value of the United States dollar relative to other currencies (including the Canadian dollar) could have a material impact on the Company's consolidated financial statements by creating gains or losses. No currency hedge policies are in place or are presently contemplated.

Dependence on Management and Key Personnel

The success of the Company depends on the good faith, experience and judgment of the Company's management and advisors in supervising and providing for the effective management of the business and the operations of the Company. The Company is dependent on a relatively small number of key personnel, the loss of any one of whom could have an adverse effect on the Company. The Company currently does not have key person insurance on these individuals. The Company may need to recruit additional qualified personnel to supplement existing management and there is no assurance that the Company will be able to attract such personnel.

Competition

The natural resource industry is intensely competitive in all of its phases. Significant competition exists for the acquisition of properties producing, or capable of producing, gold or other metals. The Company competes with many companies possessing greater financial resources and technical facilities than itself. The Company may also encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could also adversely affect the Company's ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Conflict of Interest

A number of directors of the Company also serve as directors and/or officers of other companies involved in the exploration and development of natural resource properties. As a result, conflicts may arise between the obligations of these individuals to the Company and to such other companies.

Item 4. Information on the Company

A. History and Development of the Company

The Company is a corporation governed by the Ontario Business Corporations Act. The head office and registered office of the Company is located at 1 First Canadian Place, Suite 7070, 100 King Street West, Toronto, Ontario, M5X 1E3, Canada. The telephone number of such office is (416) 366-2221.

On November 28, 2008, the Company completed the acquisition (the "Acquisition") of all of the outstanding shares of the private company, Loncor Resources Inc. ("Old Loncor"). Also on November 28, 2008, immediately following this acquisition, the Company amalgamated with Old Loncor and, pursuant to the amalgamation, changed its name from Nevada Bob's International Inc. to Loncor Resources Inc. As a result of this acquisition, the business of the Company is the exploration of mineral properties in the DRC. Prior to this acquisition, the Company was in the business of licensing the right to use (a) the Nevada Bob's trademarks in connection with operating retail golf stores internationally, excluding the United Kingdom, Europe, Canada and the United States, and (b) certain other golf-related, non-Nevada Bob's trademarks internationally, including the United Kingdom, Europe, Canada and the United States.

In September 2009, the Company completed a non-brokered private placement of 3,000,000 common shares at a price of Cdn$0.75 per share for proceeds to the Company of Cdn$2,250,000.

In October 2009, the Company announced the appointment of Peter Cowley as President and Chief Executive Officer of the Company. Mr. Cowley was also appointed to the board of directors of the Company. Kevin Baker stepped down as President and Chief Executive Officer, but remains a non-executive director of the Company. Arnold Kondrat was appointed Executive Vice President of the Company and relinquished the title of Chairman of the Board of the Company. In connection with Mr. Cowley's appointment as a director of the Company, Geoffrey Farr stepped down as a director of the Company but remains Corporate Secretary of the Company.

In February 2010, the Company completed a brokered private placement financing involving the issuance of 8,166,500 units of the Company at a price of Cdn$1.25 per unit for aggregate gross proceeds of Cdn$10,208,125. Each such unit was comprised of one common share of the Company and one-half of one common share purchase warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of Cdn$1.45 for a period of 24 months. GMP Securities L.P. as lead agent, together with CI Capital Markets Inc. and Salman Partners Inc., acted as the Company's agents in connection with this financing.

Also in February 2010, the Company completed a non-brokered private placement financing involving the issuance to Newmont Mining Corporation of Canada Limited ("Newmont") of 4,000,000 units of the Company at a price of Cdn$1.25 per unit for aggregate gross proceeds of Cdn$5,000,000. The units issued under this financing had the same terms as the units issued under the February 2010 brokered private placement. In December 2010, Newmont exercised the 2,000,000 warrants that it had acquired under the said February 2010 non-brokered private placement, resulting in the issuance by the Company to Newmont of 2,000,000 common shares of the Company at a price of Cdn$1.45 per share for gross proceeds to the Company of Cdn$2,900,000.

The Company established the main Ngayu exploration camp in early 2010 at the Yindi prospect, located in the southwest corner of the Ngayu project area.

In June 2010, the Company announced initial assay results from the Makapela prospect at the Company's Ngayu gold project. A core drilling program at Makapela commenced in November 2010 with the objective of testing along strike and at depth the sub vertical, vein mineralized system being exploited by the artisanal miners at the Main, North and Sele Sele pits which returned significant results from channel sampling. Drill results at Makapela have since been announced by the Company via a number of press releases. Drilling is continuing at Makapela, with the objective of establishing an initial mineral resource estimate in 2012.

Exploration at the Itali prospect at the Company's Ngayu project commenced during the third quarter of 2010 and continued during 2011. The Itali prospect is located about 10 kilometres south of Makapela. In January 2012, the Company announced the results of its first drill hole at the Itali prospect.

In December 2010, the Company completed a non-brokered private placement with Newmont involving the issuance by the Company to Newmont of 2,000,000 units of the Company at a price of Cdn$1.95 per unit for aggregate gross proceeds of Cdn$3,900,000. Each such unit was comprised of one common share of the Company and one-half of one common share purchase warrant of the Company. Each full warrant is exercisable into one additional common share of the Company at a price of Cdn$2.30 until December 2012.

In February 2011, the Company and Newmont entered into a technology consultation services agreement pursuant to which Newmont agreed to make available to Loncor, at Loncor’s reasonable request, exploration consultation services to assist Loncor in the exploration of Loncor's Ngayu project.

Also in February 2011, the Company completed concurrent brokered and non-brokered private placement equity financings. Pursuant to a “bought deal” private placement financing conducted by GMP Securities L.P. as lead underwriter, together with Cormark Securities Inc. and Raymond James Ltd., the Company issued 8,500,000 common shares of the Company at a price of Cdn$2.35 per share, resulting in aggregate gross proceeds of Cdn$19,975,000. The Company also issued, by way of non-brokered private placement, to Newmont, 1,700,000 common shares of the Company at a price of Cdn$2.35 per share for aggregate proceeds of Cdn$3,995,000.

In April 2011, the Company’s common shares commenced trading on the NYSE Amex LLC. The Company retained its primary listing on the TSX Venture Exchange.

In December 2011, the Company announced the results of the regional assessment of its Ngayu project. The targets were outlined by assessing the results of two regional BLEG (Bulk Leach Extractable Gold) geochemical surveys conducted during 2011 as part of the technology consultation services agreement between Loncor and Newmont. In accordance with this agreement, Loncor is able to utilize advanced exploration assessment techniques developed by Newmont. As part of this evaluation program, the BLEG results were assessed in conjunction with a detailed geophysical magnetic interpretation of the Ngayu Greenstone belt also undertaken by senior Newmont geophysicists to define the target areas. The initial BLEG survey commenced in March 2011 and comprised the collection of 418 stream sediment samples, at an average sample density of one sample per 10 square kilometres. A second round of infill BLEG sampling was undertaken in September 2011 consisting of 185 samples at an average sample density of one sample per four square kilometres. Samples were sent to Newmont's proprietary geochemical laboratory in Perth, Australia for preparation and analysis. From these results, six high priority targets have been delineated together with seven medium priority targets for follow up.

In January 2012, the Company announced initial bottle roll metallurgical testwork results at the Company's Makapela prospect. Bottle roll is a preliminary metallurgical test to determine how much and how easily gold may be liberated from an ore using cyanide.

B. Business Overview

General

Loncor is a Canadian gold exploration company focused on two projects in the DRC, the Ngayu and North Kivu projects. The Company has exclusive gold rights to an area that covers most of the Ngayu Archaean greenstone belt in Orientale province in the northeast portion of the DRC. Loncor also owns or controls 56 exploration permits in North Kivu province, covering 17,760 square kilometres, located west of the city of Butembo. Both areas have historic gold production. Led by a team of senior exploration professionals with extensive African experience, Loncor's strategy includes an aggressive drilling program to follow up on initial known targets as well as covering the entire greenstone belt with regional geochemical and geophysical surveys. Additional information with respect to the Company's projects and the exploration of such projects by the Company can be found below under "Loncor Mineral Properties".

The Loncor Foundation

In early 2010, the Company established the Loncor Foundation, a registered charity in the DRC, funded by the Company with the goal of improving the quality of life and opportunities for communities near the Company's exploration projects. In meetings and discussions with community representatives, it was determined that the Loncor Foundation would focus primarily on health and education projects. Based on this advice, the Loncor Foundation initiated a number of community projects near the Yindi and Makapela prospects at the Ngayu project and the Manguredjipa prospect at the North Kivu project. These included the construction of a new primary school at Yindi, now completed, and the donation of 40 hospital beds to two medical clinics in the Yindi area. Loncor Foundation projects at Manguredjipa have included financial support for a community electrification project and the construction of six showers and latrines at the Manguredjipa General Hospital, as well as the donation of a motorbike for use by medical staff at the hospital.

The primary focus of the Loncor Foundation in 2011 and 2012 is the construction of the Bole Bole medical clinic at Makapela, which is expected to be completed later in 2012. An initiative is also underway with a Canadian NGO to ship hospital equipment for the clinic from Canada to the DRC. The Foundation has also initiated a program to fund the salaries of 12 teachers at the Yindi primary school, eliminating the need for parents to pay tuition costs and dramatically increasing enrollment at the school.

Additional information with respect to the Loncor Foundation can be found on the Company's web site at www.loncor.com.

Exploration Permits and Exploitation Permits under DRC Mining Law

As described below under "Loncor’s Mineral Properties", Loncor holds or has rights in a number of exploration permits covering ground in the DRC being explored by the Company. Under DRC mining law, an exploration permit entitles the holder thereof to the exclusive right, within the perimeter over which it is granted and for the term of its validity, to carry out mineral exploration work for mineral substances, substances for which the licence is granted and associated substances if an extension of the permit is obtained. However, the holder of an exploration permit cannot commence work on the property without obtaining approval in advance of its mitigation and rehabilitation plan. An exploration permit also entitles its holder to the right to obtain an exploitation permit for all or part of the mineral substances and associated substances, if applicable, to which the exploration permit or any extension thereto applies if the holder discovers a deposit which can be economically exploited.

Under DRC mining law, an exploitation permit entitles the holder thereof to the exclusive right to carry out, within the perimeter over which it is granted and during its term of validity, exploration, development, construction and exploitation works in connection with the mineral substances for which the permit has been granted and associated substances if the holder has obtained an extension of the permit. In addition, an exploitation permit entitles the holder to: (a) enter the exploitation perimeter to conduct mining operations; (b) build the installations and infrastructures required for mining exploitation; (c) use the water and wood within the mining perimeter for the requirements of the mining exploitation, provided that the requirements set forth in the environmental impact study and the environmental management plan of the project are complied with; (d) use, transport and freely sell the holder's products originating from within the exploitation perimeter; (e) proceed with concentration, metallurgical or technical treatment operations, as well as the transformation of the mineral substances extracted from the exploitation perimeter; and (f) proceed to carry out works to extend the mine. Without an exploitation permit, the holder of an exploration permit may not conduct exploitation work on the perimeter covered by the exploration permit. So long as a perimeter is covered by an exploitation permit, no other application for a mining or quarry right for all or part of the same perimeter can be processed.

C. Organizational Structure

Loncor does not have any material subsidiaries, other than Loncor Resources Congo Sprl, which is wholly owned by Loncor and was incorporated in the DRC.

D. Property, Plants and Equipment

The Company does not have any material tangible fixed assets.

Loncor’s Mineral Properties

Loncor’s exploration activities are focused on two projects in the DRC, the Ngayu and North Kivu projects.

Ngayu Project

The following disclosure relating to the Company’s Ngayu project is derived from the independent technical report (the "Ngayu Technical Report") dated February 29, 2012 and entitled "National Instrument 43-101 Independent Technical Report on the Ngayu Gold Project, Orientale Province, Democratic Republic of the Congo" prepared for Loncor by Venmyn Rand (Pty) Ltd ("Venmyn"). The "qualified person" (within the meaning of National Instrument 43-101) for the purpose of the Ngayu Technical Report was Andrew N. Clay, Managing Director of Venmyn. The disclosure in this Form 20-F derived from the Ngayu Technical Report has been prepared with the consent of Mr. Clay. A copy of the Ngayu Technical Report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Property Description and Location

The Ngayu gold project is situated approximately 300 kilometres northeast of Kisangani and 70 kilometres to the west of the Okapi Game Reserve in the Orientale Province of the DRC (see Figure 1). The project is located 470 kilometres and 400 kilometres north-northwest of Bukavu and Goma, respectively, and is situated 130 kilometres northwest of the Manguredjipa project of Loncor. It is made up of a total of 13 exploration permits (or "PRs"), which cover an area of approximately 208,700ha.

Figure 1

REGIONAL LOCATION OF THE NGAYU PROJECT

DRC
CENTRAL AFRICAN REPUBLIC
SUDAN
CAMEROON
GABON
CONGO
CABINDA
UGANDA
RWANDA
BURUNDI
TANZANIA
ANGOLA
ZAMBIA
N
5°N
0°
5°S
10°S
15°E
20°E
25°E
30°E
Bangui
NGAYU PROJECT
HAUT ZAIRE
Okapi Game Lodge
Lake Albert
MANGUREDJIPA PROJECT
Kisangani
Beni
Butembo
Lake Edward
Mbandaka
Lac Ntomba
Lac Mai-Ndombe
NORD KIVU
Goma
Lake Kivu
Bukavu
SUD KIVU
Congo
Kasai
KINSHASA
Brazzaville
Kinshasa
BANDUNDU
KASAI ORIENTAL
MANIEMA
KASAI OCCIDENTAL
Kananga
Mbuji-Mayi
BAS-ZAIRE
Matadi
Lake Tanganyika
SHABA
Lac Upemba
Lake Mweru
Atlantic Ocean
Lubumbashi
0
Scale
300km
LEGEND:
Main Road
Railway
District Boundary (Provincial)
Town
River
Airport
National Boundary
Project Boundary

Source: DK World Atlas

D1079MLonco2011

Before 1961, during colonial times, a total of 13 gold deposits were identified within the Ngayu greenstone belt and six of them are found within the Ngayu project as shown in Figure 2. This greenstone belt envelops the Yindi gold deposit and borders the Adumbi gold deposit which is located within the Kilo Gold Mines exploration permit areas.

The most obvious prospect identified by Loncor to date is the Makapela prospect located in the northern portion of the Ngayu project as shown in Figure 2. This has been the focus of exploration in 2011 and 2012.

Legal Aspects and Tenure

The Ngayu project consists of PR numbers 1793 to 1807, excluding 1795 and 1799, issued to Rio Tinto Exploration RDC Orientale Sprl (“PermitCo”), a subsidiary of Rio Tinto operating in the Orientale Province, DRC. Loncor entered into an option agreement with PermitCo, which allows Loncor to explore for gold on these particular PR areas. PermitCo’s exploration is focused on iron ore, such that the agreement stipulates that Loncor has permission to explore for gold provided that this exploration does not disturb or interfere with the iron ore exploration rights. If this is the case, then the iron ore rights take priority and PermitCo has the right of refusal for transfer of mineral rights to Loncor. No monetary commitments have been made between the two parties with respect to a change of ownership of mineral rights.

Under the option agreement, Loncor is liable for all exploration, administration and environmental costs with respect to exploration for gold on these properties. Following the discovery of a commercially viable deposit, Loncor has an option to request the transfer of gold rights from PermitCo should Loncor wish to apply for an extension of exploration rights or for exploitation rights under the mining law of the DRC. PermitCo is solely responsible for paying fees, charges and taxes in order to maintain the PRs in good standing under the Mining Code. The PR details are shown in Table 1.

Surface Rights Owners

According to the DRC laws, the surface rights and the mineral rights pertaining to one property are not separated. Loncor therefore has access to both the surface and gold rights to the Ngayu Project.

Environmental Liabilities

Loncor currently has no environmental liabilities or penalties pending for the Ngayu property. At this phase of exploration, very little damage has been done to the environment. In future exploration activities, access will be gained via existing roads and tracks.

Trenches that will be dug for sampling purposes will be rehabilitated fully once the sampling process has been completed. The exploration camp was built with as little clearance as possible. Should the project be abandoned for any reason, the locals will be able to use the camp for residential purposes. Loncor does not forsee any significant environmental expenditure at this stage of the project.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Altitude within the Ngayu project area ranges from 500 metres above mean sea level (amsl) to 730 metres amsl. The topography is made up of gently rolling hills and slightly incised valleys. The vegetation is typical dense forest. The region is drained by the Ituri River. The major tributaries within the Ituri River basin in this region include the Neopoko, Ngayu and Imbo rivers.

Table 1: License Details for PRs in the Ngayu Project

PR NO	LICENCE NO.	ISSUED TO	DATE OF ISSUE	DATE OF EXPIRY	MINERALS	AREA (ha)
1793	NO° CAMI/CR/3169/2007	Rio Tinto Exploration RDC Orientale	10-Feb-2007	09-Feb-2017	Fe,Au, Sn, Cu, Pt, Ag, W, Co. Nb and Ta	19,454
1794	NO° CAMI/CR/3170/2007	Rio Tinto Exploration RDC Orientale	10-Feb-2007	09-Feb-2017	Fe,Au, Sn, Cu, Pt, Ag, W, Co. Nb and Ta	19,709
1796	NO° CAMI/CR/3172/2007	Rio Tinto Exploration RDC Orientale	10-Feb-2007	09-Feb-2017	Fe,Au, Sn, Cu, Pt, Ag, W, Co. Nb and Ta	16,058
1797	NO° CAMI/CR/3173/2007	Rio Tinto Exploration RDC Orientale	10-Feb-2007	09-Feb-2017	Fe,Au, Sn, Cu, Pt, Ag, W, Co. Nb and Ta	15,631
1798	NO° CAMI/CR/3174/2007	Rio Tinto Exploration RDC Orientale	10-Feb-2007	09-Feb-2017	Fe,Au, Sn, Cu, Pt, Ag, W, Co. Nb and Ta	18,435
1800	NO° CAMI/CR/3176/2007	Rio Tinto Exploration RDC Orientale	10-Feb-2007	09-Feb-2017	Fe,Au, Sn, Cu, Pt, Ag, W, Co. Nb and Ta	16,736
1801	NO° CAMI/CR/3177/2007	Rio Tinto Exploration RDC Orientale	10-Feb-2007	09-Feb-2017	Fe,Au, Sn, Cu, Pt, Ag, W, Co. Nb and Ta	17,160
1802	NO° CAMI/CR/3178/2007	Rio Tinto Exploration RDC Orientale	10-Feb-2007	09-Feb-2017	Fe,Au, Sn, Cu, Pt, Ag, W, Co. Nb and Ta	16,226
1803	NO° CAMI/CR/3179/2007	Rio Tinto Exploration RDC Orientale	10-Feb-2007	09-Feb-2017	Fe,Au, Sn, Cu, Pt, Ag, W, Co. Nb and Ta	18,180
1804	NO° CAMI/CR/3180/2007	Rio Tinto Exploration RDC Orientale	10-Feb-2007	09-Feb-2017	Fe,Au, Sn, Cu, Pt, Ag, W, Co. Nb and Ta	12,318
1805	NO° CAMI/CR/3181/2007	Rio Tinto Exploration RDC Orientale	10-Feb-2007	09-Feb-2017	Fe,Au, Sn, Cu, Pt, Ag, W, Co. Nb and Ta	17,415
1806	NO° CAMI/CR/3182/2007	Rio Tinto Exploration RDC Orientale	10-Feb-2007	09-Feb-2017	Fe,Au, Sn, Cu, Pt, Ag, W, Co. Nb and Ta	8,580
1807	NO° CAMI/CR/3184/2007	Rio Tinto Exploration RDC Orientale	10-Feb-2007	09-Feb-2017	Fe,Au, Sn, Cu, Pt, Ag, W, Co. Nb and Ta	11,808

Access to the Ngayu project is by poorly maintained dirt tracks. These tracks converge towards a 760 kilometre well-maintained network of gravel roads that connect the towns of Kisangani, Nia-Nia and Butembo. The track between Bomili and Isiro is in extremely poor condition and only accessible by motor bike. The track between Nia-Nia, Wamba and Isiro is also in poor condition, but upgrade plans by the local authorities are in place.

Kisangani has a tarred air strip and regularly receives flights from Kinshasa. There is a grass airstrip at Nia Nia and Isiro also has a gravel air strip and receives flights from Kisangani. There is a railway running through the town of Isiro, but this is no longer in service.

Towns located around the Ngayu project include Bomili and Yindi within the project area, and Nia-Nia, Wamba, Isiro and Kisangani outside the project boundaries. The mode of transport on the poor quality dirt roads in and around the project area is either motorbike or foot but on the better quality gravel roads, trucks, buses and utility vehicles operate. The area can be accessed by means of a helicopter. Although no designated landing strips are available, there are flat-lying areas suitable for a helicopter landing.

Loncor has erected exploration camps in the Ngayu project in the vicinity of the Yindi and Makapela prospects. The Yindi camp is a self-sustaining camp, with its own power, water and road infrastructure. Potable water is sourced from the Ngayu river and filtered on site. Supplies are flown in from various developed towns. The camp consists of an office, tents sheltered by corrugated iron, a dining hall, core shed, a clinic and a helicopter pad and yard. The Makapela camp was recently constructed and consists of tented accommodation, offices and kitchen facilities. Power is supplied by a diesel generator at both the Yindi and the Makapela camps.

Figure 2

THE LOCAL GEOLOGY OF THE NGAYU PROJECT

GREENSTONE BELTS IN THE LONCOR PROJECT AREAS
UGANDA
NGAYU PROJECT
DRC
MANGUREDJIPA PROJECT
RWANDA
BURUNDI
Greenstone Belts

GEOLOGY OF THE NGAYU PROJECT AREA
Nepoko River
Dolerite Dykes
Makapela
Mokepa
Marekessa
Itali
Babeyru
Imva
Mambati
BIF
Mboro
Adumbi
Kitenge
Anguluku
Yindi
Ituri River
Nia-Nia
0
Scale
10km

LEGEND

PRECAMBRIAN

Quarternary		Undifferentiated Alluvials
Paleozoic		Lukuga Formation
Lindian Supergroup	Lokoma Group	Galambage Formation
		Mamungi-Kole Formation
	Ituri Group	Avakubi Formation
		Asoso Formation
		Lenda Formation
Kibalian Supergroup	Upper Kibalian	Penge Formation
	Lower Kibalian	Archaen Greenstone

- Known Primary Gold Deposit/Prospect
- BIF
- Dolerite Dykes

Source: Geological Atlas of Africa

D1075MLoncor2011

The climate in the eastern DRC is tropical. It is hot and humid in the equatorial river basin and cooler and wetter in the eastern highlands. The wet season takes place in April to October and the dry season from December to February north of the equator. South of the equator the wet season is from November to March and the dry season from April to October. The climate facilitates exploration and mining activities all year round. Exploration is more challenging during the wet season, as roads become muddy and slippery, pits are rapidly filled by water and field mapping becomes difficult.

The land around the Ngayu project is mainly equatorial rain forest, with very tall trees and grass. A few small villages exist around the project area. Natural water sources are abundant. Groundwater potential has not been investigated. No electricity is available in the area except in the Yindi camp. The closest hydro-electric power station is situated near Kisangani. The towns of Yindi, Bomili, Wamba and Nia-Nia are potential sources of a workforce.

History

The details of historical exploration for the Ngayu project are poorly recorded and at best sketchy. Gold was first prospected for in the Ngayu region by Belgian prospectors in 1909. The Societe Internationale Forestiere et Miniere du Congo (FORMINIERE) obtained exploration rights in the area and had evaluated the most important prospects by 1925. FORMINIERE then obtained exploitation rights for its subsidiary company, La Societe Miniere de la Tele. No further information about the two companies was available. The Ngayu project was owned by Société Minière de l’Aruwimi – Ituri and was exploited between 1929 and 1955. No further information regarding the activities of Société Minière de l’Aruwimi – Ituri was provided to Venmyn. No further information on historical ownership of the project is available.

The database of the Central African Museum of Tervueren notes 13 occurrences of gold in the Ngayu greenstone belt, six of which are hosted within the Ngayu project area as shown in Figure 2. It is well known among prospectors in the northeastern DRC that gold is often associated with BIF, and this is supported by occurrences in other parts of the world.

The Terveuren database recorded historical gold production for some of the deposits occurring within the Ngayu greenstone belt. It is evident that mostly alluvial deposits were exploited, perhaps due to the ease of mining and due to the fact that it was mostly mined on a small scale.

Geological Setting

Regional Geology

Most of the Orientale Province is underlain by an Archaean Basement, called the Upper-Congo Granitoid Complex or Bomu Craton, formerly known as the Upper-Zaïre Granitoid Massif. This basement is covered by Lower and Upper Kibalian rocks, NeoArchaean in age that consists of volcano-sedimentary formations with intercalations of quartzites and itabirites. The Kibalian rocks have been metamorphosed to greenschist facies and in the project area constitutes the greenstone belt.

The Neoproterozoic Lindian Supergroup occurs to the south of the area and consists of a sedimentary sequence with a thickness of more than 2,500 metres. The rock types in the sequence are mainly arkoses, sandstones, quartzites, shales and conglomerates.

Local Geology

The Ngayu project is located in a Precambrian greenstone belt enclosing folded and fractured volcano-sedimentary series and BIF as shown in Figure 2. In the project area, both the Upper and Lower Kibalian Groups are present. The Lower Kibalian is represented by the orthogneiss complex, which is a sequence of metamorphosed granites and gneiss intruded by diorites. The Upper Kibalian represents the greenstone belt made up of metasediments and metavolcanics of greenschist facies.

The Kibalian Supergroup is overlain by the early Proterozoic Lindian Supergroup, which is composed of the Penge Formation (arkoses, conglomerates and quartzites), Lenda Formation (carbonaceous sediments), Asoso Formation (intercalated schists and quartzite), Avakubi Formation (sandstones, arkoses and conglomerates), Mamungi-Kole Formation (schists, with lenses of sandstone and dolomite) and Galamboge Formation (quartzite, sandstone and arkose). World class examples of gold deposits in similar geological setting to the Ngayu project include Kilo-Moto and Geita in Tanzania. Fractured zones marked by quartz veins cross-cutting the Kibalian (including the BIF) throughout the prospect are first targets. Also of interest are fractured contact zones including cataclastic breccias between the Kibalian series and the Lindian cover deposits.

Property Geology

The Ngayu project consists of three main Pre-cambrian lithological units, namely basement granite, metamorphic and sedimentary units. The granite-gneiss sequence forms the basement in the project area. The Upper-Congo granitoid complex, composed of undifferentiated Kibalian and pre-Kibalian rocks, occupies a zone in the eastern-central and in the northwestern part of the concession. Different rock types can be distinguished in the area, namely, granitoids with porphorytic texture, diorites, orthogneisses, and magnetic and anatectic rocks.

The metamorphic Kibalian rocks overlying the basement, are composed of paragneissic Lower Kibalian, not identified in the project area, and of Upper Kibalian occupying the northeastern border of the concession with scattered outcrops. The greenschist facies, consists of a pelitic-psammitic series with intercalations of quartzites, itabirites, para-amphibolites, metavolcanics and accessory carbonate rocks. Towards the base, quartzophyllades, micaschists and gneisses can be found. The granitic and metamorphic rocks may also be intruded by pegmatites, aplites, undifferentiated amphibolites, mafic rocks, diorites and quartz diorites as well as quartz veins and quartz veins with tourmaline.

The overlying sedimentary Lindian Supergroup is found to the southern part of the concession. It is composed of the Ituri Group (Penge, Lenda, Asoso Groups) and the lower part of the Lokoma Group (Avakubi Group). The sedimentary units in the project area compose mainly clastic sediments. Different faults cross-cut the three lithological units. Several folds have been observed in the field but no detailed structural study of this region is available.

A detailed geological map has been compiled for the Makapela prospect. The geology consists of BIF and basalt comprising the volcano-sedimentary package which has been intruded into by co-magmatic dolerite and quartz feldspar porphyry with a quartz-dioritic to tonalitic composition. Quartz veining occurs in all lithologies. The gold mineralization is hosted within the BIF and quartz vein lithologies. Three distinct orebodies have been identified, namely Reef 1, Reef 2 and Reef 3.

Location of Mineralised Zones

The locations of previously identified gold occurrences within the Ngayu project are shown in Figure 2.

The majority of these deposits are located close to the contact of BIF with the greenstone belts. Historically, only two deposits were exploited on a large-scale by previous owners, namely Yindi and Adumbi. Adumbi falls out of the project area. Remnant mining infrastructure from previous operations at Yindi includes the old laboratory, plant and camp but are derelict. Makapela is currently the priority mineralised target for Loncor. It was discovered by the Loncor team through a large artisinal pit in the northern section of the property.

Exploration

Exploration by Loncor commenced in late 2009 and initially included desktop research, primarily utilising data from the Royal Museum for Central Africa in Terveuren, Belgium and preliminary interpretation of airborne geophysical data, acquired by Rio Tinto in 2007, and a three day reconnaissance site visit in December 2009.

A base camp was established on the property in March 2010, and exploration has continued uninterrupted since then. The work to date has involved two phases run in parallel:

●	focussed exploration on three early-defined targets:

(a)	the Yindi prospect, the site of alluvial and bedrock mining in colonial times;
(b)	the Makapela prospect, where intensive artisanal activity commenced in 2005, and which was located during the December 2009 reconnaissance visit; and
(c)	the Itali prospect, where old colonial prospects are currently being developed by artisanal miners. Diamond drilling has been carried out on all three of these prospects; and

●	regional exploration with the objective of identifying additional target areas for detailed follow up. This was mainly achieved through a property-wide Bulk Leach Extractable Gold (BLEG) survey and detailed analysis of the geophysical data. This work was carried out in conjunction with Newmont, with whom Loncor has a technology consultation services agreement.

Anguluka and the Imva Fold will be a focus of exploration in 2012.

Geophysical Interpretation

An airborne magnetic and radiometric survey was flown over a large portion of the Ngayu project area by New Resolution Geophysics in July and August 2010. The survey parameters are shown in Table 2. All the greenstone terrain covered by Loncor’s properties was included, with only the areas to the northeast and southwest, which are underlain by granitoids and Lindian cover, respectively, excluded from the survey.

Table 2: Airborne Magnetic and Radiometric Survey Parameters

AIRBORNE MAGNETIC AND RADIOMETRIC SURVEY PARAMETERS

Total Line Distance (km)	8,680
Line Spacing (m)	200
Tie-line Spacing (m)	2,000
Line Direction	0°
Tie-line Direction	90°
Average Sensor Terrain Clearance (m)	32

BLEG Sampling

BLEG sampling is a stream sediment sampling technique employed by Newmont worldwide in their regional gold exploration programs. It provides a relatively fast and reliable way of assessing large tracts of land, and has been particularly effective in defining targets within the Ngayu area. The sampling methodology and analytical techniques are proprietary to Newmont. Following successful orientation surveys in the Yindi and Makapela areas in 2010, in which 32 samples were collected, three phases of BLEG sampling were carried out as follows:

•	phase 1, carried out in March 2011, in which 418 samples were taken over the whole concession area, at an average sampling density of one sample per 10 km2;
•	phase 2 was completed in September 2011, with the objective of more closely defining the anomalies outlined in Phase 1. A total of 192 samples were collected representing an average sampling density of one sample per 4 km2; and
•	phase 3 was implemented in November 2011 in order to further delineate the sources of gold anomalism in selected target areas. A total of 129 samples were collected, but results are still awaited.

The results for Phases 1 and 2 are shown in Figure 3. Six high priority (H1-H6), seven medium priority (M1-M7) and four lower priority targets (L1-L4) have been defined based on the BLEG data and the geophysical interpretation. The rationale for selecting these targets is as follows:

•	targets H1, H2, H3 and M1 in Imva Fold Area: BIF occurs on the limbs of an WSWENE trending fold over a strike length of 25 kilometres. More complex zones of folding locally occur on the limbs of this regional structure, which together with the presence of strike-parallel faulting, form structurally favourable sites for gold mineralization. Clusters of strong BLEG anomalies of up to 1,136 ppb Au are present (compared with background values of <3ppb Au for the general area);
•	targets H4 and M2 (Makapela Area): The BLEG data indicate the presence of gold mineralization to the east and west of the Makapela prospect, in catchment areas independent of the Makapela mineralization. Both targets are interpreted to be underlain by the basalt-dominated package with thin BIF units, which host the Makapela mineralization. The Makapela area (and the eastern part of the Imva Fold) are transgressed by a north-south structural corridor which appears to be an early feature that has been the focus of granodioritic intrusives, and which probably also introduced mineralizing fluids;
•	targets H5, M3 and M4 (Bole Bole Area): These areas of anomalous BLEG lie within a sequence of metasediments, tuffs and interbedded BIF, in a structurally favourable zone where the regional strike of the greenstone belt changes from NW-SE to NESW;
•	target H6 (Anguluku Area): The area of anomalous BLEG data is underlain by BIF, and lies at the intersection of the NW-SE trending Yindi structure and E-W, strike parallel faults. The latter are possibly thrusts which formed due to compression of the Anguluku lithological sequence against a basement dome immediately to the north. The BLEG data suggest that mineralization may have a greater strike extent than the 3 kilometres indicated by artisanal mining in the area;
•	targets M5, M6 and L1 (Adumbi Trend): The BLEG data in anomaly M6 suggest that the BIF-associated mineralization at Adumbi may extend onto Loncor’s property. Targets M5 and L1 are located 15 kilometres and 30 kilometres respectively along strike and may represent a NW extension of the Adumbi trend;
•	target L3 includes the Yindi mineralization. However, the southeastern anomalous catchment has not yet been investigated, and will be followed up probably by extending the soil grid; and
•	targets L2 and L4 are relatively small and isolated BLEG anomalies. They will be confirmed by additional BLEG sampling before decisions on follow-up work are made.

Field duplicates were taken at a frequency of one in twenty samples and the results rigorously assessed by Newmont’s senior geochemists in Perth, Australia.

It was concluded that the quality of the sampling was excellent, and that the results of the survey are reliable. Analytical duplicates and blanks were also included as part of Newmont’s internal quality control procedures.

Groundwork aimed at defining drilling sites within the above target areas commenced in January 2012. This will entail soil sampling (initially on lines 320 metres apart, with in-fill to 160 metres and 80 metres where warranted), geological mapping and rock chip sampling, regolith mapping (utilizing remote sensing techniques and Newmont’s in-house expertise), and trenching and/or mechanical augering of soil anomalies. In addition, the programme provides for geophysical surveys to more closely define the location of potentially mineralized zones.

Figure 3

Soil Sampling

Soil sampling grids have been established at the Yindi, Makapela and Itali prospects, and regional soil sampling traverses have been carried out over the Imva Fold Area. A total of 10,495 soil samples have been collected at Ngayu to date as shown in Table 3.

Table 3: Exploration Summary for Ngayu Project

	EXPLORATION TYPE					NO. OF SAMPLES
YEAR	GRIDDING (km)	TRENCHING (m)	ADIT MAPPING (m)	OTHER CHANNELS (m)	STREAM	SOIL	ROCK	ADIT CHANNEL	TRENCH CHANNEL	OTHER CHANNEL
2010	219	962	324	680	32	5,562	363	345	1,024	738
2011	149	19	15	82	739	4,365	284	22	16	144
2012	21	3	0	114	0	568	65	0	3	174
TOTAL	389	984	399	876	771	10,495	712	367	1,043	1,056

Mapping

Mapping and systematic field reconnaissance for Ngayu commenced in March 2010 and is ongoing. Due to the forest cover and deep tropical weathering, natural exposures are generally poor and infrequent. Most of the mapping data has been obtained from old workings and artisanal mining sites. Loncor uses standard logging forms to record lithological information (rock name, colour, fabric, grain size, oxidation and hydrothermal alteration) and structural information (strike and dips of planar structures and direction and plunge of linear features).

Mapping is systematically carried out along all soil sampling lines at a scale of 1:5,000, and this information is combined with subsequent auger drilling and diamond drilling data to provide prospect-scale geological maps for Yindi, Makapela and Itali.

Rock Chip Sampling

Rock chip samples are routinely taken for gold analysis during geological mapping, with a focus on samples showing evidence of hydrothermal alteration. The assay data are used in conjunction with soil sampling results when prioritising areas for follow-up trenching, augering and diamond drilling. A total of 712 rock chip samples have been taken to date, both within the grid areas discussed above and elsewhere on the property during reconnaissance mapping.

Channel Sampling

Channel sampling has been carried out in old adits (367 samples), trenches (1,043 samples) and colonial and artisanal open-pit workings (1,056 samples). Channel sampling enables the widths and average grades of mineralization to be calculated, and provides a more reliable assessment of the mineralization potential than rock chip sampling. Channel sampling was of particular importance at Makapela by confirming the potential for high grade quartz vein mineralization and guiding the preliminary diamond drilling program.

Mineralization

The mineralization within the Ngayu project has not been entirely defined as yet, but previous experts have contributed substantially to the understanding of the ore types and mineralization styles within the project and the greater Ngayu greenstone belt. These are described in the subsections that follow. The dominant gold mineralization types in the Ngayu project are alluvial, eluvial and quartz veins. All the deposits that have been mined economically in the past contain quartz veins.

Eluvial Deposits

In the Ngayu greenstone belt, most of the eluvial production has been obtained from rocks softened by weathering by the method of hydraulic mining. Altered rocks, enriched through supergene processes have been mined profitably at Subani (north of Moto greenstone belt) notwithstanding their low grade.

Vein Deposits

Vein deposits have been mined from two sectors within the Ngayu belt, namely Yindi-Angukuluku and Kitenge-Adumbi. At Yindi, 1,400kg of gold was reportedly recovered from a series of veins in which more than 1,400 veins have been recorded, but only 20 contained economic mineralization. Their thickness was less than 1 metre and their gold content varied between 1 and 344g/t with an average of 3.6g/t. Only 70% of the gold was recoverable, sulphides being generally present.

The vein field of Yindi is within a sequence of metasediments, metatuffs and BIF. Veins and veinlets in Yindi appear to be parallel to bedding. No outcrop of granitoid rock is known in this sector. The length of the veins may be extensive (up to 1,300 metres in places) and their thickness varies between 0 and 200cm. This type of mineralization is also found in Makapela, where mineralization is confined within quartz veins hosted in basalt and BIF.

Country rocks are sporadically mineralised from 5cm to 20cm from the vein with a grade similar to that of the vein. The entire vein field measured 400 metres x 1,200 metres. The overall structure of the field and its relation with the country rock shows best at Angukuluku where a small but similar vein field has given 170kg of gold in the past. The bedding, marked by ferruginous grits (BIF), is cut at the fold-hinges indicating that the veins are emplaced parallel to the regional foliation.

The Kitenge-Adumbi group of mines are situated near the northern edge of the Kibalian zone, not far from its contact with the granitoid envelope. This group belongs to a NW-SE lineament running close, and parallel to, a tightly folded belt of epimetamorphic volcanics and sediments.

A swarm of parallel quartz veins gives rise to the Kitenge and Adumbi inselbergs. Some 20 veins have been worked in this area, with two of them responsible for most of the 5t gold produced by the two mines. The veins vary in thickness and are orientated in an en echelon manner, slightly oblique to the elongation of the hills. Gold content was apparently constant around 10g/t.

Makapela consists of three mineralised zones which have been named Reef 1, Reef 2 and Reef 3. Reef 1 is steeply dipping (regional average 86°), massive quartz veins in basalt, which cross-cut the stratigraphy. Reefs 2 and 3 are associated with highly sheared and altered BIF. Gold is present at micro and macro scale, the visible gold reportedly making up the majority of gold mined by artisanal miners.

Disseminated and Stratabound Deposits

Disseminated deposits in the project area, excluding the Ngayu area, are hosted within sericite-chlorite-ankerite schists with quartz and albite, and with hardly recognizable volcano-intrusive features. Among the most mafic types, the series shows some volcanic agglomerates and pillowed lavas, while more acide types are represented by andesites and dacites.

Sedimentary rock types are represented by quartzites, quartz-carbonate (Fe, Mg)-rocks and itabirites. The lithostratigraphic marker is a basaltic rock metamorphosed to a calcified chloritoschist, commonly referred to as Gorumbwa. No granitoids have been recorded in the vicinity of the mineralised area. A common characteristic of disseminated deposits is the lack of quartz veins as exclusive ore bodies (i.e. when present, they are not the only orebodies).

The stratabound character of the mineralization was apparent at Yindi, where some 200kg of gold were extracted from ferruginous quartzites, at a grade of 2g/t. Disseminated sulphide associated gold mineralization occurs within the BIF and adjacent metatuffs and metapelites. Similar styles of mineralization are expected at Anguluku and the Imva Fold. Greenschists containing about 2g/t have been mined at Adumbi and Angukuluku on the flank of the hills, but the enrichment appears to have been supergene. Reefs 2 and 3 of Makapela are associated with BIF but the gold occurs in a pyritic quartzsulphide assemblage which has completely replaced the highly sheared BIF. The BIF occurs with quartz veins and quartz-feldspar porphyries.

Drilling

Diamond Drilling

Yindi Prospect

Diamond drilling commenced at Yindi in September 2010, with the objective of following up soil and rock chip anomalies and testing the down-dip continuity of channel sampling intersections in old open pits and near-surface adits. A total of 18 drill holes with a length of 3,274 metres were completed over a strike of 1.1 kilometres, down to a maximum vertical depth of 160 metres. The drilled rocks mainly comprise fine grained schists, which petrographic studies show were originally pellitic sediments and tuffs, now metamorphosed to lower greenschist facies. Several units of BIF up to about 15 metres in thickness are interlayered with the schists. The sequence has a consistent NW-SE strike and southwesterly dip of about 75°. Gold mineralization occurs both within the BIF and within the schist near the BIF contacts, and is associated with:

•	pyritisation of magnetite bands in the BIF;
•	massive pyritisation of the BIF;
•	disseminated pyrite in the schist; and
•	quartz veining within both lithologies.

All significant mineralized intersections are shown in Figure 4. The better grades and widths occur in the central part, in drill holes NYDD001, NYDD003, NYDD004, NYDD005, NYDD007, NYDD008, NYDD012 and NYDD014. In these holes the mineralization associated with the main BIF horizon has an average width of 12.90 metres (10.96 metre true width) at an average grade of 2.20 g/t.

Makapela Prospect

Exploration at Makapela is focusing on a quartz vein system within a sequence of basalts, thin units of banded iron formation, and dolerite sills. Porphyry dykes and sills of quartz-diorite to tonalitic composition are also present. The veins, or reefs, are being exploited by artisanal miners in three large pits (Main, North and Sele Sele) which are each between 170 metres and 290 metres in length, located along a strike of 2.2 kilometres. The soil geochemical results indicate that the mineralization continues between these three artisanal workings under a thick soil cover.

Diamond drilling commenced at Makapela in November 2010, and is ongoing. A total of 60 drill holes have been completed to date, totalling 14,900 metres. Drilling has been focused in the following two areas.

Figure 4

YINDI PROSPECT DRILLING AND GEOLOGY

N
2.10m @ 6.68 g/t
1.00m @ 3.75 g/t
1m @ 1.71 g/t
2.82m @ 1.08 g/t
3.25m @ 1.31 g/t
6.25m @ 0.70 g/t
0.40m @ 30.70 g/t
NYDD017
NYDD010
1m @ 1.36 g/t
NYDD015
Average for Yindi main
= 12.90m(10.96m True)
@ 2.20 g/t. 350m Strike
NYDD009
1.00m @ 0.82 g/t
8.00m @ 2.11 g/t
NYDD013
NYDD007
1.88m @ 0.89 g/t
6.28m @ 0.71 g/t
Golgota Workings
NYDD008
NYDD012
21.30m @ 3.31 g/t
8.10m @ 2.52
5.62m @ 1.61 g/t
NYDD005
24.04m @ 1.45 g/t
NYDD001
5.95m @ 2.73 g/t
NYDD003
7.90m @ 1.08 g/t
22.27m @ 2.26 g/t
NYDD016
12.10m @ 1.62 g/t
NYDD011
6.90m @ 1.30 g/t
174944
174744
174544
174344
574293
574493
LEGEND
Drillhole Collars
Anomaly_100ppb_Au
Anomaly_50-100ppb_Au
Golgota Workings
Chlorite Schist
Quartz Vein
Talc Sericite Schist
Felsic Intrusive
Graphitic Schist
Banded Iron Formation

Source: DK World Atlas

Main and North Pit

Two main veins have been identified in this area. Reef 1 has been intersected on the Main pit trend over a potential strike length of 480 metres down to a maximum vertical depth of 435 metres (open at depth and along strike).  The average true width of Reef 1 intersected in the 15 holes drilled to date is 1.80 metres with an average grade of 11.88 g/t Au.  Reef 1 tends to have a glassy, white massive texture and pyrite is much less common than in Reef 2.  The vein is hosted by basalt and dolerite, crosscuts the lithologic strike and is possibly a splay off Reef 2. Reef 2 has been intersected on the North pit trend over a strike length of 800 metres, the most significant grades occurring in the northern section over a potential strike length of 480 metres. In this northern area, which has so far been drilled by 18 holes to a maximum vertical depth of 312 metres, the mineralization has an average true width of 3.51 metres with an average grade of 11.17 g/t Au. Reef 2 has a smokey grey, brecciated texture with common disseminations and stringers of pyrite and local pyrrhotite. The vein appears to have followed a shear zone within and on the margins of a 2-4 metres thick unit of banded iron formation, and is parallel to the lithological strike.

All mineralized intersections are summarised in Figure 5.

Sele Sele

Approximately 2,000 metres to the north of the North pit, the probable continuation of Reef 2 at the Sele Sele pit has been intersected by diamond drilling over a potential strike length of 480 metres. The mineralization is generally wider, but lower grade than on the North pit trend. The best intersection drilled is 15.68 metres (true thickness) with an average grade of 5.35 g/t Au.

All mineralized intersections are summarised in Figure 6.

Drilling in the Main-North and Sele Sele areas is continuing with a view to defining an inferred resource within the second quarter of 2012.

Potential new veins and vein extensions have been identified by Loncor’s soil, auger and rock-chip sampling programmes, and drill testing of these targets has commenced. Seven drill holes have been completed to date, and results for the first four holes have been received. The most significant intersection of 3.60 metres at a grade of 4.43 g/t is on the Bamako trend, located one kilometre SSE of the Main pit. This geochemically anomalous zone, supported by rock chips of up to 18.8 g/t Au, has a strike of about 1.5 kilometres, and additional drilling is planned to further assess its potential.

Itali Prospect

The Itali prospect is located at the eastern end of the Imva Fold structure, which comprises an interbedded sequence of BIF, basaltic volcanics and metasedimentary schist. Post-deformation, dioritic intrusives occur within and on the flanks of the fold. Extensive strike-parallel faults have been interpreted from aeromagnetic data, and are possibly thrusts that formed during the NNW-SSE compression and folding event. One drill hole has been completed at Itali, with the objective of testing a trench intersection of 42.50 metres at 2.11 g/t. The drill hole is 161.85 metres in length and inclined at -50 degrees to the south, and was drilled parallel to and immediately below the trench. The main mineralized zone drilled at Itali consists of quartz veins and veinlets within basalt, overlain by graphitic schist. Two lower-grade zones occur in the vicinity of the basalt/schist contact. The main mineralized zone of 38.82 metres at 2.66 g/t Au, dips at 52° to the north, strikes east-west, and correlates closely with the trench intersection. The rock is completely oxidised to a vertical depth of 110 metres below surface. Artisanal workings and soil sampling results indicate that there is potential for the mineralization to extend along strike for approximately 500 metres to the east and west of the drilled section. The strike and down-dip potential will be tested when rigs are available after the current phase of drilling at the Makapela prospect. Additional drilling is planned to commence in the second quarter of 2012.

Figure 5

MAKAPELA MAIN TO NORTH DRILL INTERSECTIONS

Black = Reef Zone only, No Cut-off
Red = 2 g/t Cut-off , Minimum 1.5 m True Width
NMDD017 : Reef 2 not developed. Structure probably represented by pyritic shear zone but no significant values.
NMDD052 : 2.34 m (1.77 m True) @ 10.38
2.34 m (1.77 m True) @ 10.38 g/t
NMDD055 : 5.46 m (3.05 m True) @ 13.29
4.48 m (2.50 m True) @ 15.87 g/t
NMDD013 : 1.10 m (0.83 m True) @ 2.65 g/t
(Below Cut-off)
NMDD015 : 6.43 m (4.89 m True) @ 0.60 g/t
(Below Cut-off)
NMDD035 : 0.62 m (0.46 m True) @ 3.12 g/t
2.02 m (1.50 m True) @ 2.29 g/t
NMDD002 : 6.76 m (4.30 m True) @ 7.01 g/t
6.08 m (3.86 m True) @ 7.68 g/t
NMDD005 : 7.19 m (4.30 m True) @ 64.00 g/t
7.24 m (4.33 m True) @ 63.96 g/t
NMDD012 : 8.22 m (5.28 m True) @ 9.10 g/t
5.01 m (3.12 m True) @ 12.75 g/t
NMDD019 : 12.45 m (10.62 m True) @ 3.75 g/t
9.02 m (7.67 m True) @ 5.14 g/t
NMDD031 : 10.82 m (7.52 m True) @ 2.66 g/t
5.85 m (2.79 m True) @ 3.65 g/t
NMDD040 : 6.30 m (5.26 m True) @ 3.33 g/t
5.43 m (4.53 m True) @ 3.75 g/t
NMDD046 : 1.40 m (0.98 m True) @ 24.74 g/t
2.14 m (1.50 m True) @ 16.18 g/t
NMDD050 : 3.14 m (1.43 m True) @ 3.14 g/t
3.33 m (1.52 m True) @ 3.30 g/t
NMDD033 : 2.91 m (2.91 m True) @ 2.65 g/t
1.99 m (1.50 m True) @ 3.31 g/t
NMDD034 : 4.99 m (3.20 m True) @ 4.08 g/t
4.99 m (3.20 m True) @ 4.08 g/t
NMDD037 : 3.08 m (2.26 m True) @ 2.83 g/t
2.56 m (1.90 m True) @ 3.23 g/t
NMDD008 : 4.35 m (2.85 m True) @ 17.55 g/t
5.18 m (3.42 m True) @ 18.86 g/t
NMDD009 : 5.63 m (2.64 m True) @ 13.79 g/t
5.66 m (2.66 m True) @ 13.79 g/t
NMDD010 : 6.26 m (3.94 m True) @ 17.64 g/t
6.28 m (3.95 m true) @ 17.64 g/t
NMDD011 : 0.92 m (0.36 m True) @ 20.30 g/t
3.85 m (1.50m True) @ 4.94 g/t
NMDD020 : 4.09 m (2.62 m True) @ 0.81 g/t
(Below Cut-off)
NMDD032 : 1.83 m (1.12 m True) @ 9.91 g/t (Upper Splay)
2.14 m (1.50 m True) @ 7.67 g/t
2.75 m (1.69 m True) @ 11.78 g/t (Lower Splay)
2.83 m (1.74 m True) @ 11.78 g/t
NMDD053 : 0.45 m (0.28 m True) @ 1.30 g/t
(Below Cut-off)
NMDD056 : 8.61 m (3.65 m True) @ 10.65 g/t
3.54 m (1.50 m True) @ 18.75 g/t
NMDD009 : 3.25 m (1.42 m True) @ 14.61 g/t
3.25 m (1.42 m True) @ 14.61 g/t
NMDD033 : 0.93 m (0.70 m True) @ 57.82 g/t
1.99 (1.50 m True) 29.09 g/t
NMDD034 : 4.66 m (2.46 m True) @ 2.23 g/t
2.83 m (1.50 m True) @ 3.14 g/t
NMDD037 : 1.58 m (1.35 m True) @ 10.28 g/t
2.07 m (1.77 m True) @ 8.55 g/t
NMDD021A : 6.58 m (4.05 m true) @ 1.00 g/t g/t
2.44 m (1.50 m True) @ 2.54 g/t
NMDD045 : 2.41 m (1.45 m True) @ 3.17 g/t
2.49 m (1.5 m True) @ 3.08 g/t
NMDD001 : 4.08 m (3.10 m True) @ 15.20 g/t
4.08 m (3.10 m True) @ 15.20 g/t
NMDD007 : 3.91 m (1.40 m True) @ 3.20 g/t
4.16 m (1.50 m True) @ 3.01 g/t
NMDD021: 2.90 m (2.14 m True) @ 18.67 g/t
2.03 m (1.50 m True) @ 26.12 g/t
NMDD045: 2.81 m (1.87 m True) @ 3.89 g/t
2.26 m (1.50 m True) @ 4.61 g/t
NMDD021A : 1.42 m (0.77 m True) 18.41 g/t
(Below Cut-off)
NMDD024 : 9.22 m (5.93 m True) @ 0.34 g/t
(Below Cut-off)
NMDD027 : 6.66 m (2.26 m True) @ 0.10 g/t
(Below Cut-off)
NMDD014 : 3.47 m (2.05 m True) @ 24.94 g/t
2.54 m (1.50 m True) @ 34.12 g/t
NMDD016 : 5.74 m (2.11 m True) @ 5.02 g/t
2.53 m (1.50 m True @ 10.80 g/t
NMDD024 : 3.08 m (2.65 m True) @ 7.09 g/t
1.74 m (1.50 m True) @ 11.38 g/t
NMDD049 : 2.67 m (1.83 m True) @ 10.30 g/t
2.19 m (1.50 m True) @ 12.28 g/t
NMDD051 : 1.76 m (0.66 m True) @ 5.61 g/t
4.00 m (1.50 m True) @ 2.79 g/t
NMDD018 : Reef 1 represented by shear only
2.44 (1.60 m True) @ 1.38 g/t
(Below Cut-off)
North Pit
Main Pit
Reef 1
Reef 2
LEGEND
Drillhole Collars
Quartz Vein (QV)
Artisinal Pits
Scale
0
100m
N
551450
551650
551850
552050
552250

D1075MLoncor2011

Figure 6

MAKAPELA SELE SELE INTERSECTIONS

Black = Reef Zone only. No Cut-off
NMDD025: 4.29 m (3.26 m True) @ 1.56 g/t
NMDD025
NMDD026 Abandoned
NMDD041 (Bad ground)
NMDD028
NMDD030
NMDD003
NMDD004
Sele Sele Pit
NMDD028 : 9.22 m (6.74 m True) @ 2.45 g/t
NMDD030 : 1.08 m (0.98 m True) @ 4.03 g/t
NMDD003 : 12.40 m (8.74 m True) @ 4.38 g/t
NMDD004 : 19.70 m (4.39 m True) @ 3.27 g/t
NMDD035
NMDD008
NMDD036 : 10.70 m (8.30 m True) @ 2.29 g/t
3.91 m (3.03 m True) @ 2.70 g/t
NMDD038 : 7.84 m (5.05 m True) @ 1.77 g/t
NMDD0022
NMDD0023
NMDD022 : 6.45 m (5.54 m True) @ 2.40 g/t
NMDD023 : 34.51 m (14.58m True) @ 5.75 g/t
NMDD036 : 10.70 m (8.30 m True) @ 2.29 g/t
NMDD038 : 7.84 m (5.05 m True) @ 1.77 g/t
Reef 2
NMDD029
NMDD029 : 11.56 m (7.68 m True) @ 0.94 g/t
(Below Cut-off)
LEGEND
Diamond Drillhole Collars
Sele Sele Reef
Artisanal Pit Outline

Auger Drilling

Mechanical auger drilling, using an Atlas Copco percussion hammer and window sampling barrels, has been extensively employed at the Yindi, Makapela and Itali prospects. The technique provides an intersection of the whole soil profile, and can penetrate the upper saprolite if this is within 7 metres of the surface, the maximum depth that the auger can reach. The method is used to test for bedrock mineralization below soil anomalies, as a prelude to diamond drilling. Even in areas where the saprolite is deeper than 7 metres, the more restricted gold dispersion in the deeper parts of the soil profile provide a more precise estimate of the location of mineralization, allowing diamond drill holes to be optimally sited. 1,003 auger holes totalling 5,615 metres have been completed at Ngayu to date.

Mineral Processing and Metallurgical Testing

Initial bottle roll metallurgical testwork for the Makapela prospect has been completed in order to obtain preliminary indications of gold recovery from the mineralized zones. Bottle roll is a preliminary metallurgical test to determine how much and how easily gold may be liberated from an ore using cyanide.

Samples from Reef 1, Reef 2 and Sele Sele were selected for bottle roll tests at SGS in Mwanza. For Reef 1, ten core samples from two boreholes with grades from 2.50 g/t to 59.03 g/t Au (average grade 19.6 g/t Au) were used for the testwork and for Vein 2, 15 core samples from two boreholes with grades from 1.29 g/t to 76.33 g/t Au (average grade 15.24 g/t) were utilised. From the Sele Sele area, 14 core samples from one borehole grading 2.54 g/t to 18.17 g/t Au (average grade 7.30 g/t Au) were used. For the bottle roll testwork, each core sample was crushed down to minus 2mm and pulverized down to 90% passing 75microns. Triplicate samples were analysed by fire assay to determine the average head grade of each sample. A 1.5kg pulverised sample was then bottle rolled for 24 hours in a dilute cyanide solution to extract the gold. Gold analyses were then undertaken on the total gold in cyanide solution and the grade in the sample tails to arrive at the amount of gold extracted by the cyanide solution and the gold remaining in the leached tails. The results are summarised in Table 4.

The results indicate that Veins 1 and 2 are not refractory and have good metallurgical recoveries. Sele Sele requires further mineralogical and leaching testwork to investigate the wide variability on results to define leach characteristics and so the recoveries can be optimised.

Table 4: Bottle Roll Metallugical Testwork Results

HOLE ID	REEF	SAMPLE NUMBER	WIDTH (m)	ORIGINAL ASSAY (ppm)	HEAD 1 (ppm)	HEAD 2 (ppm)	HEAD 3 (ppm)	AVERAGE HEAD (ppm)	TAILS (ppm)	LEACH (ppm)	TAILS AND LEACH (ppm)	AVERAGE HEAD - (TAILS + LEACH)	LEACH RECOVERY (%)
		518264	100	4.83	5.96	5.76	5.83	5.85	2.41	4.82	7.23	-1.38	82.39
		518265	77	7.21	7.42	7.14	7.66	7.41	1.41	5.79	7.20	0.21	78.17
NMDD001	1	518267	100	7.41	9.19	8.84	8.92	8.98	2.58	7.35	9.93	-0.95	81.82
		518268	53	22.40	20.10	19.00	19.20	19.43	3.13	16.22	19.35	0.08	83.46
		518269	78	41.50	40.10	39.50	38.30	39.30	5.08	34.27	39.35	-0.05	87.20
		TOTAL	408	15.20				15.07		12.73			82.51
		521853	91	1.25	1.32	1.26	1.28	1.29	0.46	0.99	1.45	-0.16	76.94
		521854	72	6.79	6.87	7.10	6.79	6.92	1.47	4.87	6.34	0.58	70.38
		521855	75	36.90	35.40	34.80	33.20	34.47	9.89	26.28	36.17	-1.70	76.25
NMDD012	2	521857	72	20.60	22.00	20.30	20.30	20.87	8.48	14.76	23.24	-2.37	70.73
		521858	72	7.20	7.90	8.00	7.79	7.90	3.24	5.11	8.35	-0.45	64.71
		521859	87	8.45	8.78	8.03	8.62	8.48	3.36	4.29	7.65	0.83	50.61
		521860	71	1.54	2.06	2.01	1.96	2.01	0.83	1.31	2.14	-0.13	65.17
		521861	52	5.44	5.79	5.96	6.02	5.92	1.25	4.42	5.67	0.25	74.62
		TOTAL	592	10.98				10.91		7.67			68.33
		524426	100	6.72	7.47	7.33	7.66	7.49	1.10	7.00	8.10	-0.61	93.50
		524427	68	4.42	4.32	4.52	4.27	4.37	1.37	2.91	4.28	0.09	66.59
		524428	90	16.20	18.20	17.50	18.80	18.17	7.72	12.11	19.83	-1.66	66.66
NMDD023	3	524429	85	2.50	2.64	2.51	2.53	2.56	1.01	1.59	2.60	-0.04	62.11
		524430	45	7.20	7.76	7.90	7.57	7.74	1.00	5.89	6.89	0.85	76.07
		524432	75	5.78	5.89	5.56	5.79	5.75	3.25	2.95	6.20	-0.45	51.33
		524433	87	7.39	7.53	8.05	7.93	7.84	4.01	3.73	7.74	0.10	47.60
		524434	68	7.70	7.80	7.57	7.77	7.71	4.73	3.28	8.01	-0.30	42.52
		TOTAL	618	7.39				7.90		5.11			63.85

2012 Exploration Plans at Ngayu

A total of US$14 million has been budgeted by Loncor for the purpose of the 2012 exploration program at Ngayu. In the exploration program, the main operational objectives of the 2012 Ngayu exploration programme are:

●	to define an inferred mineral resource at Makapela during the second quarter of 2012;

●	to drill-test the gold mineralization at Itali and depending on results, continue drilling to define an inferred mineral resource; and

●	to define at least three quality drilling targets on other prospects, and commence drilling in the second half of 2012.

A total of 22,000 metres of diamond drilling is planned during the year, and the four rigs on site at the end of 2011 will be retained. It is planned that approximately 60% of the 22,000 metres of diamond drilling budgeted for 2012 will be at Makapela.

The geological staff will be increased by employing an additional four Congolese geologists and four local field assistants. The Yindi camp will continue to be the main operational base for logistical and strategic reasons, and work at other prospects will be supported by a series of fly camps. The old colonial road from Yindi to the north of the concession is being rehabilitated, initially as far as Matete, and then to Makaplea. This will significantly reduce the amount of helicopter support required by the fly camps and drilling operations.

North Kivu Project

Loncor owns or controls a contiguous block of 56 exploration permits (or “PRs”) covering an area of approximately 17,760 square kilometers to the northwest of Lake Edward in North Kivu province in the DRC. These PRs are located between the two major gold belt terrains of the DRC: the Twangiza-Namoya gold belt, owned by Banro Corporation, and the Kilo-Moto gold belt, previously controlled by Moto Gold and now owned by Randgold and Anglogold Ashanti. In addition to gold, there are a number of alluvial platinum occurrences in the project area, including the type locality for the platinum selenide mineral luberoite near Lubero. To date no primary source has been found for the alluvial platinum occurrences. Although the priority is gold and platinum, the North Kivu project also has a number of niobium, rare earths, tantalum, copper, iron and diamond occurrences.

The most advanced gold prospect within the North Kivu project area is Manguredjipa.

Manguredjipa

The following disclosure relating to the Manguredjipa prospect is derived from the independent technical report (herein referred to as, the "Manguredjipa Technical Report") dated February 29, 2012 and entitled "National Instrument 43-101 Independent Technical Report on the Manguredjipa Gold Project, North Kivu Province, Democratic Republic of the Congo" prepared for Loncor by Venmyn. The "qualified person" (within the meaning of National Instrument 43-101) for the purpose of the Manguredjipa Technical Report was Andrew N. Clay, Managing Director of Venmyn. This disclosure in this Form 20-F derived from the Manguredjipa Technical Report has been prepared with the consent of Mr. Clay. A copy of the Manguredjipa Technical Report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Property Description and Location

The Manguredjipa project is a gold project located in the North Kivu Province of the DRC, approximately 80 kilometres northwest of Lake Edward, as shown in Figure 1. Manguredjipa forms part of Loncor’s extensive North Kivu property, extending over an area of approximately 97,000ha. The project was delineated from Loncor’s exploration program commissioned in 2008 as one of the primary targets to pursue and conduct further studies on. The project consists of PRs 1380, 1381, 1718 and 1719, which are owned by Loncor through its wholly-owned DRC subsidiary. The project has been delineated into three prospective targets, namely Durba, Manguredjipa West and Muhanga.

Manguredjipa is situated approximately 40 kilometres (95 kilometres by road) northwest of Butembo and occupies an area of approximately 77,000ha. It is located approximately 60 kilometres west of Beni and 370 kilometres west of Kisangani. Manguredjipa is situated approximately 220 kilometres northwest of Goma and 275 kilometres northwest of Kigali in Rwanda. The Manguredjipa area is regionally served by primitive infrastructure and serviced by a gravel road from Butembo.

The expiry date of PRs 1380 and 1381 is October 10, 2012 and the expiry date of PRs 1718 and 1719 is December 27, 2013.

The Manguredjipa project PRs are renewable twice for five years. Upon each renewal, the PR area must be reduced by at least 50%.

According to DRC law, the surface rights and the mineral rights pertaining to one property are not separated. Loncor therefore owns the licences to both the surface and mineral rights to the Manguredjipa project.

In order to maintain a PR in good standing the title holder is required to make annual surface fee and surface tax payments to the State Treasury and the Provincial Tax authorities, respectively. All surface fees and provincial taxes for the Manguredjipa project have been paid and the permits are currently in good standing. Table 5 summarizes the surface fee and provincial tax payments which were made for 2011 and which will have to be made in subsequent years in order to keep the PRs in good standing.

Table 5: Summary of Fees and Taxes due by Loncor (2010-2013)

PR		SURFACE FEES (USD)				PROVISIONAL TAXES (USD)
NO.	LICENCE NO.	2010	2011	2012	2013	2010	2011	2012	2013
1380	NOº CAMI/CR/103/2003	10,395	10,237	7,965	NA	1,155	1,320	1,320	NA
1381	NOº CAMI/CR/102/2003	FM	FM	FM	FM	FM	FM	FM	FM
1718	NOº CAMI/CR/2899/2007	411	5,629	6,180	6,112	479	697	797	797
1719	NOº CAMI/CR/2900/2007	755	8,632	9,476	9,372	880	1,069	1,222	1,222

FM: Force Majeure

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Manguredjipa project area occurs to the south of the Mobissio and Mutumbi highland ridge which trends northwest-southeast across the region. This elevated ridge forms the main watershed of the region. Topographically the area is hilly with deeply incised valleys with an average elevation of 1,000mamsl, ranging from 700mamsl to 1,500mamsl. The hilltops rise more than 50 metres above the surrounding drainage basins and in the western Lenda-Biaboy basins the hills are steeply sided with slope angles of up to 35°. The hills in the southern Eohe basin are less steeply sided, with slopes of 15°.

The area is covered by equatorial rain forests and thick grassy hilltops. Scattered rubber and palm tree plantations date from the colonial era.

Access to the project area is primarily by gravel road from Butembo. The area can be reached by light aircraft due to the existence of an airstrip near the old Manguredjipa camp. Other usable airstrips are situated in Butembo, Lubero and Beni. An 800 metre airstrip is located at Etaetu approximately 58 kilometres west of Manguredjipa. The main road north from Goma to Beni also provides access to the towns of Lubero and Butembo. Existing infrastructure is best developed and therefore concentrated along the main road between Goma in the south and Beni in the north.

The nearest village to the site is Mangazi village, situated a few kilometres south of the main artisanal workings. The Manguredjipa property lies within the Lubero Territory under the collectivité of Bapere. The indigenous people are Bapiri and their main source of income is through subsistence farming and artisanal mining. Goma, Butembo and Beni are the principal commercial centres in the northeastern DRC. Loncor has constructed an exploration camp close to the project which houses the exploration team (see Figure 7).

In relation to the existing infrastructure of the North Kivu Province, the Manguredjipa project is well placed. The mode of transport for the general population is mainly trucks and buses on the road to Butembo, which has deteriorated since exploration began in 2008, but is constantly maintained by Loncor for ease of passage. The project’s exploration team utilises mainly utility vehicles and, where there are no roads, they travel on foot. In some cases a helicopter or a light air craft can be utilised to gain access to remote areas.

The climate in the eastern DRC is tropical. It is hot and humid in the equatorial river basin and cooler and wetter in the eastern highlands. The wet season takes place in April to October and the dry season from December to February north of the equator. South of the equator the wet season is from November to March and the dry season from April to October. The climate facilitates exploration and mining activities all year round. Exploration is more challenging during the wet season, as roads become muddy and slippery, pits are rapidly filled by water and work in the field becomes difficult.

The land around the Manguredjipa project is mainly equatorial rain forest, with very tall trees and grass. Natural water sources are abundant. Groundwater potential has not been investigated. The Mangazi village is a potential source for manpower and a node for development. The surrounding community carries out some subsistence farming for their own needs and for trade in nearby towns. At this stage the electricity supply at the base camp in Manguredjipa is through a 5kVA petrol generator. Loncor intends to purchase a 15kVA diesel generator in the near future to supplement the current electricity supply.

History

A number of exploration companies have operated within the North Kivu area. Exact details of ownership have not been properly recorded but the following comments are relevant. The Belgians explored the DRC extensively from the late 1800s through to 1960. The Belgians sampled every river and tributary using sluices for gold and diamonds, recording their findings onto detailed plans held at the Tervuren Museum in Brussels. The area was historically a significant producer of alluvial gold and platinum. Exploration and mining took place from 1923 to 1960 when low gold prices and civil unrest caused the cessation of activities. Throughout this period, a total of 2,000 kg of gold combined with platinum was produced.

Figure 7

DRAINAGE SYSTEMS OF THE MANGUREDJIPA AREA

DRAINAGE SYSTEMS - NORTH KIVU
Ngayu
Oriental Province
Manguredjipa
North Kivu Province
DRC
Mt. Mutumbi
Mt. Mobissio
Mt. Edongo
Mt. Nguma
Camp Manguredjipa
LEGEND:
Highland - Watershed
Mountain
Permis de Recherches (PR)
0
10km
Scale
MANGUREDJIPA PR AREA - DRAINAGE AND INFRASTRUCTURE
Manguredjipa Drainage
A
Adit
Gita A
D7
G5
G4
D6
D5
D4
D3
D2
D1
G3
G2
G1
G0
B3
Camp Manguredjipa
Mabawu
LEGEND:
Road
River
Area of Gold Recovery
0
Scale
10km

Historical Exploration

Alluvial gold was first reported in the North Kivu region in 1913 and reports of gold discoveries continued into the 1920s. Regional infrastructure to support the mining industry was established from the 1930s with the town of Butembo becoming the main mining centre in the region. Intense exploration for alluvial and primary precious metals was conducted over a period of about fifty years. Exploration was primarily for platinum in river drainages, as shown in Figure 7, from 1930 to 1972. Exploration included both surface and underground investigations using systematic sampling, pitting and trenching.

Historic exploration and production on the Manguredjipa project area was from the Lenda drainage (Figure 7) which was explored and exploited for alluvial gold from 1925 to 1960. The term “Division Lenda” in various reports, has been noted as referring to the entire goldfield including Manguredjipa, Motokolea, Mabea, Makwasu, Eohe and Biaboy (Figure 7).

The summary of the past exploration serves to indicate that areas of primary mineralisation exist, both as disseminated ore bodies and quartz veins and these areas are situated on the following drainage systems as noted in Figure 7:

• Manguredjipa drainage at D1, D2, D3, D4 (plus Gite A) to D7;

• source of Mabea River D5 and D6;

• Mabea D2;

• source of Potopoto and D1; and

• Makwasu D6, D3 and G4.

Geology and Mineralisation

The regional geological history of the DRC is directly relevant to the prospectivity of the North Kivu region. Several broad geological terrains occur in the North Kivu and South Kivu districts with specific, genetically related metallogenic provinces. The northern area consists of an Archaean greenstone belt and granite-gneiss basement (3.5-3.2Ga), while the central and southern parts are comprised of Mesoproterozoic (1.6Ga-950Ma) mobile belts formed during the Kibaran orogeny dated at 1,400-950Ma.

The deposit occurs within the Kibaran orogenic belt which contains renowned metallogenic provinces genetically related to the protracted history of tectonism, volcanism and metamorphism of the belt. The local geology of the Manguredjipa project area consists of E-W trending sequences of arkoses, conglomeratic arkose, schists and basic intrusive, as determined from literature studies.

The primary mineralisation appears to be typical of that associated with greenstone and mobile belts, where syngenetic gold has been mobilised during tectonism and complex structural and chemical controls. Concentration and re-deposition of ore minerals has occurred in veins and disseminated mineralisation along structural or chemical features.

These processes are consistent with the complex and protracted geological and tectonic history of the Kibaran Belt and the genetic model is further complicated by magmatic intrusive events that introduced epithermal fluids, heat sources and additional metallic elements. The areas are considered highly prospective as only limited exploration has taken place using modern exploration techniques.

Exploration

At this point, Loncor is concentrating on areas of known gold recovery, i.e. artisanal mining sites, to generate its targets. This, supported by the previous study by Venmyn on gold grade distribution and its association with the drainage patterns and combined geophysical survey interpretation, forms the basis of Loncor’s exploration concept. It is believed that the alluvial gold was mobilised by the drainage systems from the point source (i.e. greenstone belts) and that primary gold can be found within hydrothermal quartz veins or sugar-textured quartzite layers.

Exploration by Loncor commenced in 2008 with the interpretation of airborne magnetic and radiometric surveys which were flown over a large portion of the Loncor owned PRs by New Resolution Geophysics (NRG) in July and August 2007. The area covered by the survey is located 390 kilometres east of Kisangani and 230 kilometres north of Goma. The Manguredjipa licence area covers almost the entire southern half of the geophysical survey area. The combined geophysical survey identified 14 potential exploration targets.

During 2008, Venmyn carried out an analysis on historical stream sediment sampling data from the Manguredjipa project. This analysis was graphically presented utilising Surfer® software to create a grade model of the Manguredjipa and surrounding environs. The Surfer® model of gold grade distribution for Manguredjipa showed a clear zone of anomalously high gold grades developed across the area trending in a southwest-northeast direction. The background gold grades range between 0.2 to 1.0g/m3 and the anomalous areas reach a maximum of 4.2g/m3.

Since August 2009, Loncor has embarked on a geochemical soil and rock sampling program based on the combined results from the geophysical interpretation and the grade distribution models. A one kilometre by two kilometre grid was designed for a target area, near the Durba adit, north of the base camp at Manguredjipa. A total of 1,190 samples had been collected by November 2009 and the results were received by the end of January 2010. A number of anomalous zones were identified on the sampling block, but no conclusive remarks can be made with regard to the results thus far. However, this work has enabled Loncor to define a new exploration work program with a defined budget and objectives.

From 2010 until October 2011, the focus has been on the Durba, Manguredjipa West and Muhanga prospects. Another prominent artisanal adit, named the Mont Blue Adit, was discovered within the Muhanga prospect. The following was carried out during this period:

•	9,490 metres of soil gridding;
•	1,308 metres of trenching;
•	130 metres of adit mapping; and
•	260 metres of other channel mapping.

In the same period, the following samples were collected:

•	35 stream samples;
•	58 Bulk Leach Extractable Gold (BLEG) samples;
•	2,385 soil samples;
•	1,669 rock grab samples;
•	130 adit channel samples;
•	818 trench channel samples; and

•	202 other channel samples.

The focus of future work will be to interpret the sample results and generate defined targets for further investigation using more sophisticated exploration techniques.

No drilling has taken place to date. Drilling will only be considered once positive results from the soil and rock chip sampling exercises are achieved.

2012 Exploration Plans at Manguredjipa

The exploration program will be a continuation of the work carried out in 2009 in the vicinity of known occurrences (the Durba adit sampling block), followed by regional exploration within other Loncor PRs in the North Kivu Province, based on targets generated from geophysical and stream-sediment sampling interpretations. The exploration programme in 2012 is planned to follow the following general outline.

Provision is made for a 2,000 metre diamond drilling programme at Muhanga, which will be divided into two phases. Assuming positive results are received from the channel sampling, Phase 1 will comprise three 250 metre drill holes spaced along strike at 100 metre intervals, to intersect the mineralized zone at an average vertical depth of 80 metres. Depending on results, Phase 2 would comprise two additional 250 metre holes 100 metres further along strike, and two down-dip holes to test the mineralized zone to 160 metres depth.

At Manguredjipa West, soil sampling will be carried out, initially on 360 metre spaced lines, with in-fill to 180 metres where warranted. Trenching and/or auger drilling will be employed to test soil anomalies.

For regional exploration, targets prioritised in the wider Manguredjipa area are Lutela, Bilolo and the Eastern Anomalies (which include Lubena, where rock chips of up to 2.53g/t were collected during reconnaissance work in 2011). They have been selected on the basis of published geological maps, historical stream sediment data, geophysics and logistical considerations. Initial exploration will involve:

•	a security review and field inspection by First Security to determine whether the area is safe to work in;
•	aerial reconnaissance to locate areas of artisanal activity or general geological interest;
•	detailed georeferencing and analysis of the historical stream data; and
•	ground follow-up in the areas prioritised from the aerial survey and stream sediment data, regional mapping and rock chip sampling.

A 2012 budget of US$2.2 million has been planned for exploration at the Manguredipa project.

Qualified Person

The "qualified person" (as such term is defined in National Instrument 43-101) who oversees the Company's exploration programs is Dr. Howard Fall. Dr. Fall, who is the Company's Exploration Manager, has reviewed and approved the technical information in this Form 20-F relating to the Company's mineral projects.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

See the management's discussion and analysis of the Company for the year ended December 31, 2011 incorporated by reference into this Form 20-F as Exhibit 15.1.

A. Operating Results

See the management's discussion and analysis of the Company for the year ended December 31, 2011 incorporated by reference into this Form 20-F as Exhibit 15.1.

B. Liquidity and Capital Resources.

See the management's discussion and analysis of the Company for the year ended December 31, 2011 incorporated by reference into this Form 20-F as Exhibit 15.1.

C. Research and Development, Patents and Licenses, etc.

Not applicable.

D. Trend Information

None of the Company's assets are currently in production or generate revenue. However, the cyclical nature of the prices of metals, particularly the price of gold, is reasonably likely to have an effect on the Company's liquidity and capital resources. If the price of gold or the worldwide demand for gold decreases, there would likely be an adverse effect on the Company’s ability to raise additional funding and attract exploration partners for its projects.

E. Off-Balance Sheet Arrangements.

The Company does not have any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

The following information is as of December 31, 2011 and in United States dollars:

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	-	-	-	-	-
Capital (finance) lease obligations	-	-	-	-	-
Operating lease obligations	$154,817	$154,817	-	-	-
Purchase obligations	-	-	-	-	-
Other long-term liabilities	-	-	-	-	-
Total	$154,817	$154,817	-	-	-

G. Safe Harbor

Not applicable.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The directors and officers of the Company, their ages and term of continuous service are as follows:

Name	Age	Current Position(s) with the Company	Served as a Director and/or Officer Since
Peter N. Cowley	64	President, Chief Executive Officer and a director	October 26, 2009 (director) November 1, 2009 (officer)
Arnold T. Kondrat	59	Executive Vice President and a director	August 24, 1993 (director) August 24, 1993 (officer)
Simon F. W. Village	44	Vice President and a director	September 17, 2009 (director) September 17, 2009 (officer)
Donat K. Madilo	50	Chief Financial Officer	May 1998
Geoffrey G. Farr	45	Corporate Secretary	November 28, 2008
Kevin R. Baker (1) (2)	63	Director	September 1, 2000
Maurice J. Colson (1) (2)	69	Director	March 31, 2011
Richard J. Lachcik	54	Director	June 29, 1998
William R. Wilson (1) (2)	69	Director	July 15, 1997

(1)	Member of the audit committee of the board of directors of the Company.

(2)	Member of the compensation committee of the board of directors of the Company.

Peter N. Cowley – Mr. Cowley is a geologist with 40 years international experience in the minerals industry, mainly in Africa. From June 2004 until September 2007, Mr. Cowley was Chief Executive Officer of Banro Corporation ("Banro") and from June 2004 until March 2008 he was President of Banro, where he led the exploration program over Banro’s gold properties in the eastern DRC. He has a B.Sc. (Honours) degree in Geology from Bedford College (University of London), a M.Sc. in Mineral Exploration from the Royal School of Mines and a M.B.A. from the Strathclyde Business School. Mr Cowley is also a Fellow of the Institute of Materials, Minerals and Mining. From 1989 to 1996, Mr Cowley was Technical Director of Cluff Resources and during this period was directly responsible for the discovery and development of the Ayanfuri mine in Ghana and the Geita mine in Tanzania. In 1996, with the acquisition of Cluff Resources PLC by Ashanti Goldfields Company Limited, Mr. Cowley was appointed Managing Director of Ashanti Exploration, where he managed the exploration activities of Ashanti Goldfields Company Limited throughout Africa. He was Managing Director of Ashanti Exploration until the end of May 2004 when he joined Banro. Peter is currently a director of Cluff Gold plc and Banro.

Arnold T. Kondrat - Mr. Kondrat is the Company's principal founder and has over 25 years of management experience in the resource exploration industry. During this time he has been an officer and director of a number of publicly-traded resource exploration companies, in both Canada and the United States. Mr. Kondrat is the principal founder, and Executive Vice President and a director, of Banro (a gold mining company listed on the Toronto Stock Exchange and the NYSE Amex LLC with projects in the eastern DRC). He is also the principal founder, and Executive Vice President and a director, of Gentor Resources Inc. (a mineral exploration company listed on the TSX Venture Exchange), a consultant to and director of Delrand Resources Limited (a mineral exploration company listed on the Toronto Stock Exchange and the JSE) and President of Sterling Portfolio Securities Inc. (a private venture capital firm based in Toronto).

Simon F. W. Village - Mr. Village is currently President and Chief Executive Officer of Banro. He was previously executive Chairman of the Board of Banro. Prior to joining Banro as Chairman in November 2004, Mr. Village was a Managing Director of the World Gold Council and joint Managing Director of Gold Bullion Securities, the company responsible for listing the first "physical" gold-backed security on any major stock exchange, the London Stock Exchange. Prior to joining the World Gold Council, Mr. Village was a Managing Director with HSBC responsible for Global Mining and South African Securities. He joined HSBC in 1994 having worked for the Anglo-American and De Beers group companies as a mining engineer on their South African operations. Mr. Village has a Bachelor of Engineering (Honours) degree from the Camborne School of Mines and over 20 years of mineral resource industry and investment experience.

Donat K. Madilo – Mr. Madilo has over 22 years of experience in accounting, administration and finance in the DRC and North America. He is Chief Financial Officer of each of Banro and Gentor Resources Inc. and Treasurer of Delrand Resources Limited. Mr. Madilo’s previous experience includes director of finance of Coocec-ceaz (a credit union chain in the DRC) and senior advisor at Conseil Permanent de la Comptabilité au Congo, the accounting regulation board in the DRC. He holds a Bachelor of Commerce (Honours) degree from Institut Supérieur de Commerce de Kinshasa, a B.Sc. (Licence) in Applied Economics from University of Kinshasa and a Masters of Science in Accounting (Honours) from Roosevelt University in Chicago.

Geoffrey G. Farr – From February 2011 to present, Mr. Farr has been Vice President, General Counsel of Banro, and in-house legal counsel to each of Loncor, Gentor Resources Inc. and Delrand Resources Limited. He is also currently Corporate Secretary of each of Banro and Gentor Resources Inc., and Corporate Secretary and a director of Delrand Resources Limited. Prior to February 2011, Mr. Farr practised corporate and securities law in Toronto for 17 years, which included extensive experience in representing public companies. He holds a LL.B. from the University of Ottawa and a B.Comm. from Queen’s University.

Kevin R. Baker – Mr. Baker is President and Managing Director of Baycor Capital Inc., a private merchant bank based in Calgary, Alberta. Mr. Baker has over 37 years’ experience in the corporate securities industry and was a founder and director of a number of oil and gas, oilfield service, technology and real estate companies. Baycor Capital Inc. has or has had a number of investments in Canada and the United States in the oil and gas, oilfield service, technology and real estate businesses. Mr. Baker is or has been a director of a number of private and public companies in Canada and the United States. He holds a B.Arts Economics and a Bachelor of Laws from the University of Alberta. Mr. Baker is a member of the Law Society of Alberta, past President of the Calgary Bar Association and was appointed Queen's Counsel in 1993. He was Chief Executive Officer and President of the Company from September 2000 to November 2009.

Maurice J. Colson – Mr. Colson has worked in the investment industry for more than 35 years and was for many years managing director for a major Canadian investment dealer in the United Kingdom. He is actively involved in providing strategic counsel and assistance with financing to emerging private and public companies in Canada and to Canadian companies operating in China, Africa and South America. He sits on the board of directors of several Toronto Stock Exchange and TSX Venture Exchange listed companies and is the former President and Chief Executive Officer of Lithium One Resources. Mr. Colson holds a Masters of Business Administration degree.

Richard J. Lachcik - Mr. Lachcik is a partner of the law firm Norton Rose Canada llp, which acts as counsel to the Company. He has been practising corporate and securities law in Toronto, Canada for over 28 years. Mr. Lachcik has extensive experience in representing public companies and also acts for a number of investment dealers. He has been an officer and director of a number of Canadian public companies.

William R. Wilson – Mr. Wilson is Director, Executive Vice President and Chief Financial Officer of ARNEVUT Resources, Inc., a private precious metals exploration company based in Colorado with properties in Nevada and Utah. He has created and managed 11 mining companies over 25 years with properties in the U.S., Canada, Russia, the DRC and Ukraine. Mr. Wilson is a member of the Mining and Metallurgical Society of America, the Canadian Institute of Mining and the Society of Mining, Metallurgy and Exploration. He has a degree in Metallurgical Engineering from the Colorado School of Mines and an MBA from the University of Southern California. Mr. Wilson has been involved in the mining industry for 35 years.

There are no family relationships among any of the Company's directors or senior management.

There is no arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or officer of the Company.

The following directors of the Company are presently directors of other issuers that are public companies:

Name of Director	Names of Other Issuers

Kevin R. Baker	Calfrac Well Services Ltd. Northern Spirit Resources Inc.

Maurice J. Colson

Lithium One Inc.

Hornby Bay Mineral Exploration Ltd.

Apogee Silver Ltd.

Alexis Minerals Corporation

Stetson Oil & Gas Ltd.

Triumph Ventures Corp.

China Goldcorp Ltd.

Delrand Resources Limited

Sagittarius Capital Corporation

Peter N. Cowley	Banro Corporation Cluff Gold plc

Arnold T. Kondrat	Banro Corporation Delrand Resources Limited Gentor Resources Inc.

Name of Director	Names of Other Issuers

Richard J. Lachcik	Banro Corporation Cerro Grande Mining Corporation

Simon F. W. Village	Banro Corporation Delrand Resources Limited Gentor Resources Inc.

William R. Wilson	Delrand Resources Limited

Other than the board of directors, the Company does not have an administrative, supervisory or management body.

B. Compensation

Executive Directors

Summary Compensation Table

The following table sets forth certain information with respect to compensation paid to the executive directors of the Company for the financial year ended December 31, 2011.

Name and Principal Position	Year	Salary (1) (US$)	Share-based awards (US$)	Option-based awards (2) (US$)	Non-equity incentive plan compensation- Annual Incentive Plan (3) (US$)	All other Compensation (US$)		Total Compensation (US$)
Peter N. Cowley Chief Executive Officer	2011	$309,068	N/A	$281,725	$77,266	$25,756	(4)	$693,815
Arnold T. Kondrat Executive Vice President	2011	$121,368	N/A	$281,725	$30,342	$10,114	(4)	$443,549

(1)	The salary for Mr. Cowley is paid in United Kingdom pounds. The U.S. dollar amount set out in the above table for the salary of Mr. Cowley was calculated using an average exchange rate for 2011 of US$1.00 = £0.64712. The salary for Mr. Kondrat is paid in Canadian dollars. The U.S. dollar amount set out in the above table for the salary of Mr. Kondrat was calculated using an average exchange rate for 2011 of Cdn$1.00 = US$1.0114.

(2)	These amounts represent the grant date fair value of the stock options awarded under the Company's Stock Option Plan, calculated in Canadian dollars and then converted to U.S. dollars using an average exchange rate for 2011 of Cdn$1.00 = US$1.0114. Grant date fair value of the stock options granted was calculated in accordance with the Black-Scholes model using the price of the Company’s common shares on the date of grant of Cdn$2.69, with the key valuation assumptions being stock price volatility of 115.19%, risk free interest rate of 1.91%, no dividend yield and expected life of 3 years.

(3)	These amounts represent the cash bonuses awarded in respect of services performed in 2011. The bonus for Mr. Kondrat was awarded in Canadian dollars. The U.S. dollar amounts set out in the above table for such bonus award was calculated using an average exchange rate for 2011 of Cdn$1.00 = US$1.0114. The bonus for Mr. Cowley was awarded in United Kingdom pounds. The U.S. dollar amount set out in the above table for such bonus amount for Mr. Cowley was calculated using an exchange rate of US$1.00 = £0.64712.

(4)	This amount represents the accrued “Retention Allowance” (as such term is defined below).

Loncor employees are entitled to receive a retention allowance (the "Retention Allowance") on termination of their employment with the Company, provided the employee has been with the Company for a minimum of two years and provided that termination is not due to misconduct (in the case of misconduct, the Retention Allowance is forfeited). The amount of the Retention Allowance is equal to the employee's monthly base salary multiplied by the number of years the employee was with the Company (up to a maximum of 10 years), with any partial year being recognized on a pro rata basis.

Incentive Plan Awards

The following table provides details regarding outstanding option and share-based awards held by the executive directors of the Company as at December 31, 2011:

Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (Cdn$)	Option expiration date	Aggregate value of unexercised in-the- money options (2) (Cdn$)	Number of shares or units that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Peter N. Cowley	Jan. 28, 2011	150,000	$2.69	Jan. 28, 2016	Nil	N/A	N/A
	Oct. 26, 2009	750,000	$1.00	Oct. 26, 2014	$360,000	N/A	N/A
Arnold T. Kondrat	Jan. 28, 2011	150,000	$2.69	Jan. 28, 2016	Nil	N/A	N/A
	Sept. 30, 2009	300,000	$1.20	Sept. 30, 2014	$84,000	N/A	N/A

(1)	1/4 of the stock options granted to each optionee vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.

(2)	This is based on the closing sale price per share of the Common Shares on December 30, 2011 of Cdn$1.48 as reported by the TSX Venture Exchange.

The following table provides details regarding outstanding option-based awards, share-based awards and non-equity incentive plan compensation held by the executive directors of the Company, which vested and/or were earned during the year ended December 31, 2011:

Incentive plan awards - value vested or earned during the year
Name	Option-based awards - Value vested during the year (1) (Cdn$)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Peter N. Cowley	$67,875	N/A	N/A
Arnold T. Kondrat	$187,875	N/A	N/A

(1)	Identifies the aggregate dollar value that would have been realized by the executive director if the executive director had exercised all options exercisable under the option-based award on the vesting date(s) thereof.

Non-Executive Directors

The directors of the Company were not paid any fees by the Company during the financial year ended December 31, 2011 for their services in their capacity as directors or for services as consultants or experts, other than as set out in the table below under "Director Summary Compensation Table". The Company's directors are entitled to receive stock option grants under the Corporation's Stock Option Plan, as determined by the board of directors of the Company. The exercise price of such stock options is determined by the board of directors of the Company, but shall in no event be less than the last closing price of the Company’s common shares on the TSX Venture Exchange prior to the date the stock options are granted.

During the financial year ended December 31, 2011, the Company incurred legal expenses (and related costs) of Cdn$117,754 (or US$119,097 based on an exchange rate of Cdn$1.00 = US$1.0144 as at December 31, 2011) to Macleod Dixon llp (which acts as legal counsel to the Company and which is now called Norton Rose Canada llp after merging with Norton Rose OR llp effective January 1, 2012). Richard J. Lachcik, a director of the Company, is a partner of Norton Rose Canada llp.

All directors receive reimbursement for reasonable out-of-pocket expenses related to their attendance at meetings or other expenses incurred for Company purposes.

Director Summary Compensation Table

The following compensation table sets out the compensation paid to each of the Company's directors in the year ended December 31, 2011, other than Messrs. Cowley and Kondrat. See "Executive Directors - Summary Compensation Table" above for a details regarding the compensation paid to Messrs. Cowley and Kondrat in respect of services rendered during 2011.

Name	Fees earned (US$)	Share-based awards (US$)	Option-based awards (1) (US$)	Non-equity incentive plan compensation (US$)	All other Compensation (US$)		Total (US$)
Kevin R. Baker	Nil	N/A	$93,908	N/A	Nil		$93,908
Maurice J. Colson	Nil	N/A	$81,620	N/A	Nil		$81,620
Richard J. Lachcik	Nil	N/A	$93,908	N/A	Nil	(2)	$93,908
Simon F. W. Village	Nil	N/A	$281,725	N/A	$121,368	(3)	$403,093
William R. Wilson	$12,000	N/A	$93,908	N/A	Nil		$105,908

(1)	These amounts represent the grant date fair value of the stock options awarded under the Company's Stock Option Plan, calculated in Canadian dollars and then converted to U.S. dollars using an average exchange rate for 2011 of Cdn$1.00 = US$1.0114. Grant date fair value of the stock options granted other than the stock options granted to Maurice Colson, was calculated in accordance with the Black-Scholes model using the price of the Company’s common shares on the date of grant of Cdn$2.69, with the key valuation assumptions being stock price volatility of 115.19%, risk free interest rate of 1.91%, no dividend yield and expected life of 3 years. Grant date fair value of the stock options granted for Mr. Colson, was calculated in accordance with the Black-Scholes model using the price of the Company’s common shares on the date of grant of Cdn$2.56, with the key valuation assumptions being stock price volatility of 102.99%, risk free interest rate of 1.83%, no dividend yield and expected life of 3 years.

(2)	See the disclosure above under "Non-Executive Directors" with respect to the legal expenses (and related costs) incurred by the Company to Macleod Dixon llp in 2011.

(3)	This amount represents consulting fees. These fees were paid in Canadian dollars. The U.S. dollar amount set out in the above table for such fees was calculated using an average exchange rate for 2011 of Cdn$1.00 = US$1.0114.

Incentive Plan Awards

The following table provides details regarding the outstanding option and share based awards held as at December 31, 2011 by the directors of the Company other than Messrs. Cowley and Kondrat. See "Executive Directors - Incentive Plan Awards" above for details regarding the outstanding stock options held by Messrs. Cowley and Kondrat as at December 31, 2011.

Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (Cdn$)	Option expiration date	Aggregate value of unexercised in-the-money options (2) (Cdn$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Kevin R. Baker	Jan. 28, 2011	50,000	$2.69	Jan. 28, 2016	Nil	N/A	N/A
	Sept. 30, 2009	300,000	$1.20	Sept. 30, 2014	$84,000	N/A	N/A
Maurice J. Colson	April 6, 2011	50,000	$2.69	April 6, 2016	Nil	N/A	N/A
	Sept. 30, 2009	100,000	$1.20	Sept. 30, 2014	$28,000	N/A	N/A
Richard J. Lachcik	Jan. 28, 2011	50,000	$2.69	Jan. 28, 2016	Nil	N/A	N/A
	Sept. 30, 2009	50,000	$1.20	Sept. 30, 2014	$14,000	N/A	N/A
Simon F. W. Village	Jan. 28, 2011	150,000	$2.69	Jan. 28, 2016	Nil	N/A	N/A
	Sept. 30, 2009	300,000	$1.20	Sept. 30, 2014	$84,000	N/A	N/A
William R. Wilson	Jan. 28, 2011	50,000	$2.69	Jan. 28, 2016	Nil	N/A	N/A
	Sept. 30, 2009	50,000	$1.20	Sept. 30, 2014	$14,000	N/A	N/A

(1)	1/4 of the stock options granted to each optionee vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.

(2)	This is based on the closing sale price per share of the Company’s common shares on December 30, 2011 of Cdn$1.48 as reported by the TSX Venture Exchange.

The following table provides details regarding outstanding option-based awards, share-based awards and non-equity incentive plan compensation in respect of the directors of the Company other than Messrs. Cowley and Kondrat, which vested and/or were earned during the year ended December 31, 2011. See "Executive Directors - Incentive Plan Awards" above for details regarding the outstanding option-based awards, share-based awards and non-equity incentive plan compensation in respect of Messrs. Cowley and Kondrat, which vested and/or were earned during the year ended December 31, 2011.

Incentive plan awards - value vested or earned during the year
Name	Option-based awards - Value vested during the year (1) (Cdn$)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Kevin R. Baker	$182,375	N/A	N/A
Maurice J. Colson	$58,750	N/A	N/A
Richard J. Lachcik	$33,250	N/A	N/A
Simon F. W. Village	$187,875	N/A	N/A
William R. Wilson	$33,250	N/A	N/A

(1)	Identifies the aggregate dollar value that would have been realized by the director if the director had exercised all options exercisable under the option-based award on the vesting date(s) thereof.

Other Information

The Company maintains directors' and officers' liability insurance for the benefit of directors and officers of the Company carrying coverage in the amount of Cdn$5,000,000 as an aggregate limit of liability in each policy year. The total annual premium payable by the Company for the policy is Cdn$14,580 and there is no deductible.

Neither the Company nor its subsidiaries provides pension, retirement or similar benefits.

C. Board Practices

Each director of the Company holds office until the close of the next annual meeting of shareholders of the Company following his election or appointment, unless his office is earlier vacated in accordance with the by-law of the Company. See Item 6.A. of this Form 20-F for the dates the directors of the Company were first elected or appointed to the Company's board of directors.

Employment Contracts with Executive Directors

The Company and Mr. Cowley have entered into an employment contract (the "Cowley Agreement") which sets out the terms upon which Mr. Cowley performs the services of Chief Executive Officer and President of the Company. Under the Cowley Agreement, Mr. Cowley is currently paid an annual salary of 200,000 United Kingdom pounds (Mr. Cowley’s annual salary was increased from 156,000 United Kingdom pounds to 200,000 United Kingdom pounds in 2011), and the Company may, in the sole discretion of the Board, pay to Mr. Cowley a bonus in respect of each financial year of the Company during which Mr. Cowley's employment subsists. The term of the Cowley Agreement expires on November 1, 2012, but may be renewed for a further period by agreement between the Company and Mr. Cowley (in 2011, the expiry of the term of the Cowley Agreement was extended from November 1, 2011 to November 1, 2012). The Company may terminate the Cowley Agreement at any time for cause (as specified in the Cowley Agreement) without notice and without any payment in lieu of notice. The Cowley Agreement further provides as follows: (a) in the event of a "change of control" (as such term is defined in the Cowley Agreement) of the Company, Mr. Cowley has the right to terminate the Cowley Agreement and is entitled to be paid by the Company an amount equal to two times his annual salary; and (b) if immediately prior to such termination Mr. Cowley holds stock options of the Company, Mr. Cowley shall, subject to any restrictions imposed by or resulting from any applicable law or stock exchange rule or policy, be entitled to exercise all such stock options (vested and unvested) at any time during the period of time commencing upon such termination and ending on the expiry date of such stock options. The Cowley Agreement also provides as follows: (i) upon the occurrence of the "constructive dismissal" (as such term is defined in the Cowley Agreement) of Mr. Cowley, Mr. Cowley has the right to terminate the Cowley Agreement; (ii) Mr. Cowley may also terminate the Cowley Agreement upon the breach by the Company of any of the covenants of the Cowley Agreement if any such breach is not rectified by the Company within 30 days after written notice of such breach has been given to the Company; and (iii) upon termination pursuant to items (i) or (ii), Mr. Cowley is entitled to be paid by the Company the salary that would otherwise have been payable to Mr. Cowley over the balance of the term the Cowley Agreement had Mr. Cowley not terminated the Cowley Agreement.

There is no written employment contract between the Company and Mr. Kondrat.

Audit Committee

The board of directors of the Company has an audit committee (the "Audit Committee"), the members of which are Kevin R. Baker, Maurice J. Colson and William R. Wilson. Each member of the Audit Committee is independent within the meaning of both the applicable Canadian and U.S. requirements, other than Mr. Baker. The Audit Committee's charter is incorporated by reference into this Form 20-F as Exhibit 1.3.

Compensation Committee

The board of directors of the Company (the "Board") has a compensation committee, the members of which are Kevin R. Baker, Maurice J. Colson and William R. Wilson. Each member of the compensation committee is independent for the purposes of the applicable Canadian and U.S. rules. The primary function of the compensation committee is to assist the Board in fulfilling its oversight responsibilities with respect to: (a) human resources policies; and (b) executive compensation. To carry out its oversight responsibilities, the compensation committee's duties include the following:

1.	review and recommend for approval to the Board, the Company's key human resources policies;

2.	review and recommend for approval to the Board the compensation and benefits policy and plans (including incentive compensation plans) for the Company;

3.	review and recommend to the Board the employment agreements of the Company's executive officers;

4.	together with the Chairman of the Board, evaluate annually the performance of the Chief Executive Officer of the Company and recommend to the Board his annual compensation package and performance objectives;
52

5.	together with the Chairman of the Board, review annually and recommend to the Board the annual compensation package and performance objectives of the other executive officers of the Company;

6.	review annually and recommend to the Board the annual salaries (or percentage change in salaries) for the Company's non-executive staff;

7.	review annually and recommend to the Board the adequacy and form of the compensation of the Company's directors and be satisfied the compensation realistically reflects the responsibilities and risk involved in being such a director;

8.	review annually and recommend for approval to the Board the executive compensation disclosure of the Company in its information circular, and be satisfied that the overall compensation philosophy and policy for senior officers is adequately disclosed and describes in sufficient detail the rationale for salary levels, incentive payments, share options and all other components of executive compensation as prescribed by applicable securities laws;

9.	determine grants of options to purchase shares of the Company under the Company's Stock Option Plan and recommend same to the Board for approval;

10.	engage, at the Company's expense, any external professional or other advisors which it determines necessary in order to carry out its duties hereunder; and

11.	perform any other activities consistent with this mandate as the compensation committee or the Board deems necessary or appropriate.

D. Employees

The following sets out the number of employees which the Company and its subsidiaries had as at December 31, 2011, December 31, 2010 and December 31, 2009, providing a breakdown of these employees by location:

Location	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2009

Loncor office in Toronto, Canada	7	3	3

Loncor office in Beni, DRC	31	20	-

Loncor office in Kinshasa, DRC	5	4	5

Ngayu project	53	31	-

North Kivu project	11	7	4

Totals:	107	65	12

Neither the Company nor any of its subsidiaries has any unionized employees.

Neither the Company nor any of its subsidiaries employ a significant number of temporary employees.

E. Share Ownership

The following table sets out the number of common shares held by the Company's directors as of March 23, 2012 (including the percentage of the Company's outstanding common shares represented by such shares) and the number of stock options of the Company held by the Company's directors as of March 23, 2012 (each stock option is exercisable for one common share of the Company).

Name	Number of Common Shares Owned	Percentage of Outstanding Common Shares	Number of Stock Options Held
Kevin R. Baker	7,164,331	12.07%	300,000 stock options exercisable at a price of Cdn$1.20 per share until September 30, 2014. 50,000 stock options exercisable at a price of Cdn$2.69 per share until January 28, 2016.

Maurice J. Colson	Nil	Nil	100,000 stock options exercisable at a price of Cdn$1.20 per share until September 30, 2014. 50,000 stock options exercisable at a price of Cdn$2.69 per share until April 6, 2016.

Peter N. Cowley	120,000	0.20%	750,000 stock options exercisable at a price of Cdn$1.00 per share until October 26, 2014. 150,000 stock options exercisable at a price of Cdn$2.69 per share until January 28, 2016.

Arnold T. Kondrat	9,446,018	15.92%	300,000 stock options exercisable at a price of Cdn$1.20 per share until September 30, 2014. 150,000 stock options exercisable at a price of Cdn$2.69 per share until January 28, 2016.

Richard J. Lachcik	11,666	0.02%	50,000 stock options exercisable at a price of Cdn$1.20 per share until September 30, 2014. 50,000 stock options exercisable at a price of Cdn$2.69 per share until January 28, 2016.

Simon F. W. Village	160,000	0.27%	300,000 stock options exercisable at a price of Cdn$1.20 per share until September 30, 2014. 150,000 stock options exercisable at a price of Cdn$2.69 per share until January 28, 2016.

Name	Number of Common Shares Owned	Percentage of Outstanding Common Shares	Number of Stock Options Held
William R. Wilson	3,333	0.01%	50,000 stock options exercisable at a price of Cdn$1.20 per share until September 30, 2014. 50,000 stock options exercisable at a price of Cdn$2.69 per share until January 28, 2016.

Incentive Stock Option Plan

The Company has a Stock Option Plan (the "Option Plan"), the principal purposes of which are: (A) to retain and attract qualified directors, officers, employees and consultants which the Company and its subsidiaries require; (B) to promote a proprietary interest in the Company and its subsidiaries; (C) to provide an incentive element in compensation; and (D) to promote the development of the Company and its subsidiaries. The following summarizes the terms of the Option Plan:

(a)	Stock options may be granted from time to time by the Board to such directors, officers, employees and consultants of the Company or a subsidiary of the Company, and in such numbers, as are determined by the Board at the time of the granting of the stock options.

(b)	The number of common shares of the Company reserved from time to time for issuance to optionees pursuant to stock options granted under the Option Plan shall not exceed 8,000,000 common shares.

(c)	The exercise price of each stock option shall be determined in the discretion of the Board at the time of the granting of the stock option, provided that the exercise price shall not be lower than the "Market Price". "Market Price" means the last closing price of the common shares on the TSX Venture Exchange prior to the date the stock option is granted.

(d)	At no time shall:

(i)	the number of common shares reserved for issuance pursuant to stock options granted to insiders of the Company exceed 10% of the outstanding common shares;

(ii)	the number of stock options granted to insiders of the Company, within a 12 month period, exceed 10% of the outstanding common shares;

(iii)	the number of common shares reserved for issuance pursuant to stock options or pursuant to any other stock purchase or option plans of the Company granted to any one optionee exceed 5% of the outstanding common shares;

(iv)	the number of common shares issued pursuant to stock options to any one optionee, within a one-year period, exceed 5% of the outstanding common shares;

(v)	the number of stock options granted to any one consultant in a 12 month period exceed 2% of the outstanding common shares; or

(vi)	the aggregate number of stock options granted to persons employed in investor relations activities exceed 2% of the outstanding common shares in any 12 month period without the express consent of the TSX Venture Exchange.

(e)	In the event a “take-over bid” (as such term is defined under Ontario securities laws) is made in respect of the Company’s common shares, all unvested stock options shall become exercisable (subject to any necessary regulatory approval) so as to permit the holders of such stock options to tender the common shares received upon exercising such stock options pursuant to the take-over bid.

(f)	All stock options shall be for a term determined in the discretion of the Board at the time of the granting of the stock options, provided that no stock option shall have a term exceeding five years and, unless the Board at any time makes a specific determination otherwise (but subject to the terms of the Option Plan), a stock option and all rights to purchase common shares pursuant thereto shall expire and terminate immediately upon the optionee who holds such stock option ceasing to be at least one of a director, officer or employee of or consultant to the Company or a subsidiary of the Company, as the case may be.

(g)	Unless otherwise determined by the Board at the time of the granting of the stock options, one-quarter of the stock options granted to an optionee vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.

(h)	Except in limited circumstances in the case of the death of an optionee, stock options shall not be assignable or transferable.

(i)	Disinterested shareholder approval is required prior to any reduction in the exercise price of a stock option if the optionee holding such stock option is an insider of the Company.

(j)	The Company may amend from time to time the terms and conditions of the Option Plan by resolution of the Board. Any amendments shall be subject to the prior consent of any applicable regulatory bodies, including the TSX Venture Exchange (to the extent such consent is required).

(k)	The Board has full and final discretion to interpret the provisions of the Option Plan, and all decisions and interpretations made by the Board shall be binding and conclusive upon the Company and all optionees, subject to shareholder approval if required by the TSX Venture Exchange.

(l)	The Option Plan does not provide for financial assistance by the Company to an optionee in connection with an option exercise.

A copy of the Option Plan is incorporated by reference into this Form 20-F as Exhibit 4.1.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

To the knowledge of management of the Company, based on a review of publicly available filings, the following are the only persons or companies who beneficially own 5% or more of the outstanding common shares of the Company.

	Number of Common		Percentage of Outstanding
Name of Shareholder	Shares Owned (1)		Common Shares
Newmont Mining Corporation of Canada Limited	9,700,000	(2)	16.35%
Arnold T. Kondrat (3)	9,446,018		15.92%
Kevin R. Baker (4)	7,164,331		12.07%
Geologic Resource Partners LLC (5)	5,454,600		9.19%
RBC Global Asset Management Inc. (5)	5,404,938		9.11%

(1)	The information in this column of the table is as at March 23, 2012, except in the case of (a) the number of common shares held by RBC Global Asset Management Inc. which is as at December 31, 2011, and (b) the number of common shares held by Geologic Resource Partners LLC which is as at July 8, 2011.

(2)	Newmont Mining Corporation of Canada Limited also holds 1,000,000 warrants of the Company, each such warrant entitling the holder to purchase one common share of the Company at a price of Cdn$2.30 until December 2012. Assuming the exercise of these warrants, Newmont Mining Corporation of Canada Limited would hold 17.73% of the outstanding common shares of the Company.

(3)	Mr. Kondrat is Executive Vice President and a director of the Company.

(4)	Mr. Baker is a director of the Company.

(5)	Based on publicly available filings, it appears that both Geologic Resource Partners LLC and RBC Global Asset Management Inc. first became the beneficial owner of 5% or more of the outstanding common shares of the Company during 2011.

None of the shareholders disclosed above have any voting rights with respect to their respective common shares of the Company that are different from any other holder of common shares of the Company.

Control by Foreign Government or Other Persons

To the best of the knowledge of management of the Company, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

Change of Control

As of the date of this Form 20-F, there are no arrangements known to the Company which may at a subsequent date result in a change in control of the Company.

B. Related Party Transactions

In February 2011, the Company completed concurrent brokered and non-brokered private placement equity financings. Pursuant to the brokered private placement financing, the Company issued a total of 8,500,000 common shares at a price of Cdn$2.35 per share, resulting in total gross proceeds of Cdn$19,975,000. Pursuant to the non-brokered private placement financing, the Company issued to Newmont Mining Corporation of Canada Limited ("Newmont") 1,700,000 common shares of the Company at a price of Cdn$2.35 per share for total gross proceeds of Cdn$3,995,000.

In February 2011, the Company and Newmont entered into a technology consultation services agreement pursuant to which Newmont agreed to make available to Loncor, at Loncor’s reasonable request, exploration consultation services to assist Loncor in the exploration of Loncor's Ngayu gold project in the DRC. The scope of such services provided from time to time and the compensation for such services are to be set out in a work order agreed to and executed by both parties from time to time.

Newmont is currently the Company’s largest shareholder, holding 9,700,000, or 16.35%, of the outstanding common shares of the Company.

C. Interests of Experts and Counsel

This Form 20-F is being filed as an annual report under the U.S. Exchange Act and, as such, there is no requirement to provide any information under this item.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

The consolidated financial statements of the Company are filed as part of this annual report under Item 18.

Legal or Arbitration Proceedings

The Company is not aware of any current or pending material legal or arbitration proceeding to which it is or is likely to be a party or of which any of its properties are or are likely to be the subject.

The Company is not aware of any material proceeding in which any director, member of senior management or affiliate of the Company is either a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Dividend Policy

The Company has not paid any dividend or made any other distribution in respect of its outstanding shares and management does not anticipate that the Company will pay dividends or make any other distribution in respect on its shares in the foreseeable future. The Company's Board, from time to time, and on the basis of any earnings and the Company's financial requirements or any other relevant factor, will determine the future dividend or distribution policy of the Company with respect to its shares.

B. Significant Changes

There have been no significant changes in the affairs of the Company since the date of the audited annual consolidated financial statements of the Company as at and for the year ended December 31, 2011, other than as discussed in this Form 20-F.

Item 9. The Offer and Listing

A. Offer and Listing Details

The Company's common shares are listed for trading on the TSX Venture Exchange under the symbol "LN" and on the NYSE Amex LLC under the symbol "LON".

TSX Venture Exchange ("TSX-V")

The following table discloses the annual high and low sales prices for the common shares of the Company for the five most recent financial years of the Company as traded on the TSX-V.

On November 28, 2008, the Company completed the acquisition of all of the outstanding shares of Old Loncor and, as result of this acquisition, commenced its current business. Prior to this acquisition, the Company was named Nevada Bob’s International Inc., traded under the symbol "NBI.U" and was in the business of licensing the right to use certain trademarks. The following table includes trading information prior to November 28, 2008, which information therefore relates to Nevada Bob’s International Inc.

Year	High	Low
2011	Cdn$3.75	Cdn$1.18
2010	Cdn$2.18	Cdn$0.65
2009	Cdn$1.60	Cdn$0.15
2008	US$0.50	US$0.11
2007	US$0.26	US$0.14

The following table discloses the high and low sales prices in Canadian dollars for the common shares of the Company for each quarterly period within the two most recent financial years of the Company as traded on the TSX-V:

Quarter Ended	High (Cdn$)	Low (Cdn$)
December 31, 2011	$1.99	$1.18
September 30, 2011	$3.20	$1.80
June 30, 2011	$3.37	$2.30
March 31, 2011	$3.75	$2.10
December 31, 2010	$2.18	$1.00
September 30, 2010	$0.95	$0.65
June 30, 2010	$1.41	$0.75
March 31, 2010	$1.45	$1.10

The following table discloses the monthly high and low sales prices in Canadian dollars for the common shares of the Company for the most recent six months as traded on the TSX-V:

Month	High (Cdn$)	Low (Cdn$)
March 2012 (to March 23)	$1.50	$1.31
February 2012	$1.71	$1.40
January 2012	$1.91	$1.31
December 2011	$1.65	$1.18
November 2011	$1.99	$1.45
October 2011	$1.85	$1.40
September 2011	$2.60	$1.80

NYSE Amex LLC (the "Amex")

The following table discloses the annual high and low sales prices in United States dollars for the common shares of the Company for the most recent financial year of the Company as traded on the Amex. The Company's common shares commenced trading on the Amex on April 27, 2011.

Year	High (US$)	Low (US$)
2011	$3.82	$0.93

The following table discloses the high and low sales prices in United States dollars for the common shares of the Company for each quarterly period within the most recent financial year of the Company as traded on the Amex. The Company's common shares commenced trading on the Amex on April 27, 2011.

Quarter Ended	High (US$)	Low (US$)
December 31, 2011	$1.95	$0.93
September 30, 2011	$3.65	$1.78
June 30, 2011	$3.52	$2.37

The following table discloses the monthly high and low sales prices in United States dollars for the common shares of the Company for the most recent six months as traded on the Amex:

Month	High (US$)	Low (US$)
March 2012 (to March 23)	$1.66	$1.35
February 2012	$1.67	$1.40
January 2012	$1.99	$1.41
December 2011	$1.89	$0.93
November 2011	$1.95	$1.39
October 2011	$1.78	$1.38
September 2011	$2.60	$1.78

B. Plan of Distribution

This Form 20-F is being filed as an annual report under the U.S. Exchange Act and, as such, there is no requirement to provide any information under this item.

C. Markets

The Company's outstanding common shares are listed on both the TSX-V and the Amex.

D. Selling Shareholder

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

This Form 20-F is being filed as an annual report under the U.S. Exchange Act and, as such, there is no requirement to provide any information under this item.

B. Memorandum and Articles of Association

A copy of the Company's articles of amalgamation is incorporated by reference into this Form 20-F as Exhibit 1.1. The Company's by-law is incorporated by reference into this Form 20-F as Exhibit 1.2.

The Company is a corporation governed by the Ontario Business Corporations Act (the "OBCA"). Under the OBCA, the articles of the Company may, by "special resolution" (see below for definition), be amended to add, change or remove any rights, privileges, restrictions and conditions, including rights to accrued dividends, in respect of all or any of its shares, whether issued or unissued. Under the OBCA, "special resolution" means a resolution passed by a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of that resolution or signed by all the shareholders entitled to vote on that resolution.

The Company's authorized share capital consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series, of which 59,344,732 common shares and no preference shares were issued and outstanding as of March 23, 2012. The following is a summary of the material provisions attaching to the common shares and preference shares.

Common Shares - The holders of the common shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each common share held at all meetings of the shareholders of the Company, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Subject to the prior rights of the holders of the preference shares or any other shares ranking senior to the common shares, the holders of the common shares are entitled to (a) receive any dividends as and when declared by the Board, out of the assets of the Company properly applicable to the payment of dividends, in such amount and in such form as the board of directors may from time to time determine, and (b) receive the remaining property of the Company in the event of any liquidation, dissolution or winding-up of the Company.

Preference Shares - The Board may issue the preferences shares at any time and from time to time in one or more series, each series of which shall have the designations, rights, privileges, restrictions and conditions fixed by the directors. The preference shares of each series shall rank on a parity with the preference shares of every other series, and shall be entitled to priority over the common shares and any other shares of the Company ranking junior to the preference shares, with respect to priority in the payment of dividends and the return of capital and the distribution of assets of the Company in the event of the liquidation, dissolution or winding-up of the Company.

Under the Company's by-law, a director of the Company who is a party to, or who is a director or officer of a party to, or has a material interest in any person who is a party to, a material contract or material transaction or proposed material contract or proposed material transaction with the Company, must disclose the nature and extent of their interest at the time and in the manner provided by the OBCA and such material interest must be entered in the minutes of the meetings of directors or otherwise noted in the records of the Company. Any such material contract or material transaction or proposed material contract or proposed material transaction must be referred to the Board or shareholders for approval even if such contract is one that in the ordinary course of the Company's business would not require approval by the Board or shareholders. Such a director must not vote on any resolution to approve the same except as provided by the OBCA.

Also under the Company's by-law, the Company's directors may be paid such remuneration for their services as the Board may from time to time determine. The directors are also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the Board or any committee thereof.

With respect to borrowing powers, the Company's by-law provides that, without limiting the borrowing powers of the Company as set forth in the OBCA, the Board may from time to time on behalf of the Company, without authorization of the shareholders:

(a)	borrow money upon the credit of the Company;

(b)	issue, reissue, sell or pledge debt obligations of the Company;

(c)	subject to the OBCA, give a guarantee on behalf of the Company to secure performance of an obligation to any person; and

(d)	mortgage, hypothecate, pledge, or otherwise create a security interest in all or any property of the Company, owned or subsequently owned, to secure any obligation of the Company.

A director of the Company need not be a shareholder of the Company.

The annual meeting of shareholders of the Company is held at such time in each year (but not later than 15 months after holding the last preceding annual meeting of shareholders) and at such place as the Board may from time to time determine. The Board has the power to call a special meeting of shareholders of the Company at any time.

The only persons entitled to be present at a meeting of shareholders are those entitled to vote thereat, the directors and auditor of the Company and others who, although not entitled to vote, are entitled or required under any provision of the OBCA or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairperson of the meeting or with the consent of the meeting.

A quorum for the transaction of business at any meeting of shareholders is two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a shareholder so entitled.

Disclosure of Share Ownership

In general, under applicable securities regulation in Canada, a person or company who beneficially owns, directly or indirectly, voting securities of an issuer or who exercises control or direction over voting securities of an issuer or a combination of both, carrying more than 10% of the voting rights attached to all the issuer's outstanding voting securities is an insider and must, within 10 days of becoming an insider, file a report in the required form effective the date on which the person became an insider. The report must disclose any direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer. Additionally, securities regulation in Canada provides for the filing of a report by an insider of a reporting issuer whose holdings change, which report must be filed within five days from the day on which the change takes place.

The rules in the U.S. governing the ownership threshold above which shareholder ownership must be disclosed are more stringent than those discussed above. Section 13 of the U.S. Exchange Act imposes reporting requirements on persons who acquire beneficial ownership (as such term is defined in Rule 13d-3 under the U.S. Exchange Act) of more than 5% of a class of an equity security registered under Section 12 of the U.S. Exchange Act. In general, such persons must file, within 10 days after such acquisition, a report of beneficial ownership with the SEC containing the information prescribed by the regulations under Section 13 of the U.S. Exchange Act. This information is also required to be sent to the issuer of the securities and to each exchange where the securities are traded.

C. Material Contracts

Except for contracts entered into in the ordinary course of business, there are no material contracts entered into by the Company or any of its subsidiaries during the two years ended December 31, 2011.

D. Exchange Controls

There are no governmental laws, decrees, regulations or other legislation, including foreign exchange controls, in Canada which may affect the export or import of capital or that may affect the remittance of dividends, interest or other payments to non-resident holders of the Company's securities. Any remittances of dividends to United States residents, however, are subject to a withholding tax pursuant to the Income Tax Act (Canada) and the Canada-U.S. Income Tax Convention (1980), each as amended. Remittances of interest to U.S. residents entitled to the benefits of such Convention are generally not subject to withholding taxes except in limited circumstances involving participating interest payments. Certain other types of remittances, such as royalties paid to U.S. residents, may be subject to a withholding tax depending on all of the circumstances.

Restrictions on Share Ownership by Non-Canadians

There are no limitations under the laws of Canada or in the organizational documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act (the "ICA") may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

Under the ICA, transactions exceeding certain financial thresholds, and which involve the acquisition of control of a Canadian business by a non-Canadian, are subject to review and cannot be implemented unless the Minister of Industry and/or, in the case of a Canadian business engaged in cultural activities, the Minister of Canadian Heritage, are satisfied that the transaction is likely to be of "net benefit to Canada". If a transaction is subject to review (a "Reviewable Transaction"), an application for review must be filed with the Investment Review Division of Industry Canada and/or the Department of Canadian Heritage prior to the implementation of the Reviewable Transaction. The responsible Minister is then required to determine whether the Reviewable Transaction is likely to be of net benefit to Canada, taking into account, among other things, certain factors specified in the ICA and any written undertakings that may have been given by the applicant. The ICA contemplates an initial review period of up to 45 days after filing; however, if the responsible Minister has not completed the review by that date, he may unilaterally extend the review period by up to 30 days (or such longer period as may be agreed to by the applicant and the Minister) to permit completion of the review. If the responsible Minister is not satisfied that the investment is likely to be of net benefit to Canada, he may prohibit the investment or order a divestiture (if the investment has already been completed).

Even if the transaction is not reviewable because it does not meet or exceed the applicable financial threshold, the non-Canadian investor must still give notice to Industry Canada and, in the case of a Canadian business engaged in cultural activities, Canadian Heritage, of its acquisition of control of a Canadian business within 30 days of the implementation of the investment.

Furthermore, under the ICA, every investment or acquisition of control of a Canadian business by a non-Canadian, which the Minister of Industry reasonably believes could be injurious to national security, is subject to "national security" test which examines the extent to which the transaction may threaten national security. There is no minimum threshold for the size of transaction potentially subject to such review. If the Minister of Industry, after consultation with the Minister of Public Safety and Emergency Preparedness and the investor, is satisfied that the investment would be injurious to national security, the Minister may deny the investment, ask for undertakings, provide terms or conditions for the investment or order a divestiture (if the investment has already been completed).

E. Certain United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of common shares of the Company ("Common Shares").

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to U.S. Holders of the acquisition, ownership and disposition of Common Shares. Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Common Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of Common Shares that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a "non-U.S. Holder" is a beneficial owner of Common Shares that is not a U.S. Holder. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership and disposition of Common Shares. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) U.S. Holders that own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the "Tax Act"); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares in connection with carrying on a business in Canada; (d) persons whose Common Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Common Shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such owner. Partners (or other owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership and disposition of Common Shares.

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares. The Company believes that it was classified as a PFIC during the tax year ended December 31, 2011, and due to the nature of the Company’s assets and the income that the Company expects to generate, the Company expects to be a PFIC for its current tax year and may be a PFIC in subsequent tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any subsidiary of the Company.

In addition, in any year in which the Company is classified as a PFIC, such holder would be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file a IRS Form 8621.

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company is passive income (the "income test") or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the "asset test"). “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in a trade or business and certain other requirements are satisfied.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain “related persons” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Company’s direct or indirect equity interest in any company that is also a PFIC (a "Subsidiary PFIC"), and will be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Common Shares. Accordingly, U.S. Holders should be aware that they could be subject to tax even if no distributions are received and no redemptions or other dispositions of Common Shares are made.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC for any tax year during which a U.S. Holder owns Common Shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership and disposition of Common Shares will depend on whether and when such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a "QEF Election") or makes a mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election"). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a "Non-Electing U.S. Holder".

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any excess distribution received on the Common Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on Common Shares or with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective Common Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds Common Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such Common Shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which its holding period of its Common Shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Common Shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to the Company generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Common Shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for the Common Shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a “purging” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

U.S. Holders should be aware that there can be no assurances that the Company will satisfy the record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders are required to report under the QEF rules, in the event that the Company is a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to their Common Shares. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed United States federal income tax return. However, if the Company cannot provide the required information with regard to the Company or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock. The Common Shares generally will be “marketable stock” if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the U.S. Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Common Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Common Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the Common Shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the Common Shares, over (b) the fair market value of such Common Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Common Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions from a Subsidiary PFIC.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Common Shares are transferred.

Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership and disposition of Common Shares.

Ownership and Disposition of Common Shares to the Extent that the PFIC Rules do not Apply

The following discussion is subject to the rules described above under the heading “Passive Foreign Investment Company Rules.”

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares. (See “ Sale or Other Taxable Disposition of Common Shares” below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares generally will not be eligible for the “dividends received deduction”. In addition, the Company does not anticipate that its distributions will constitute qualified dividend income eligible for the preferential tax rates applicable to long-term capital gains. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Upon the sale or other taxable disposition of Common Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of cash received plus the fair market value of any property received and such U.S. Holder's tax basis in such Common Shares sold or otherwise disposed of. A U.S. Holder’s tax basis in Common Shares generally will be such holder’s U.S. dollar cost for such Common Shares. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Common Shares have been held for more than one year.

Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Additional Tax on Passive Income

For tax years beginning after December 31, 2012, certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from dispositions of property (other than property held in a trade or business). U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of Common Shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Common Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of US$50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns under these rules, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting and backup withholding tax, at the rate of 28% (and increasing to 31% for payments made after December 31, 2012), if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

F. Dividends and Paying Agents

This Form 20-F is being filed as an annual report under the U.S. Exchange Act and, as such, there is no requirement to provide any information under this item.

G. Statement By Experts

This Form 20-F is being filed as an annual report under the U.S. Exchange Act and, as such, there is no requirement to provide any information under this item.

H. Documents on Display

The documents referred to and/or incorporated by reference in this Form 20-F can be viewed at the office of the Company, 1 First Canadian Place, 100 King Street West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada. The Company is required to file financial statements and other information with the securities regulatory authorities in each of the Canadian provinces of Ontario, British Columbia and Alberta, electronically through the Canadian System for Electronic Document Analysis and Retrieval (SEDAR), which can be viewed at www.sedar.com. Such documents are also available on EDGAR at www.sec.gov.

I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

See Note 15 to the Company's audited consolidated financial statements as at and for the financial years ended December 31, 2011 and 2010 filed as part of this Form 20-F under Item 18.

Item 12. Descriptions of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

14.A.-D. Modifications to the Rights of Security Holders

The Company was formed under the OBCA on August 24, 1993 by articles of amalgamation. The name of the Company upon amalgamation was Taylor Rand Incorporated. On June 25, 1996, pursuant to the filing of articles of amendment, the Company changed its name from Taylor Rand Incorporated to Sheridan Reserve Incorporated and consolidated its outstanding common shares. Articles of amendment were filed by the Company on January 28, 1997 to consolidate its outstanding series of preference shares. The Company changed its name from Sheridan Reserve Incorporated to Nevadabobs.com Inc. on August 4, 2000 pursuant to the filing of articles of amendment. The Company changed its name from Nevadabobs.com Inc. to Nevada Bob’s International Inc. on August 24, 2001 pursuant to articles of amendment. Articles of amendment were filed by the Company on May 6, 2002 to consolidate its outstanding common shares. Articles of amendment were filed by the Company on April 30, 2003 to create a series of preference shares. On November 28, 2008, immediately following the acquisition by the Company of Old Loncor, the Company filed articles of amalgamation which amalgamated the Company with Old Loncor and changed the Company’s name from Nevada Bob's International Inc. to Loncor Resources Inc.

14.E. Use of Proceeds

Not applicable.

Item 15. Controls and Procedures.

Disclosure Controls and Procedures

Under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the U.S. Exchange Act). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were adequately designed and are effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms.

In addition, the Company's Chief Executive Officer and Chief Financial Officer have determined that the disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that are filed under the U.S. Exchange Act is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Exchange Act. The Company's management has employed a framework consistent with U.S. Exchange Act Rule 13a-15(c), to evaluate the Company's internal control over financial reporting described below. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principals.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the design and operation of the Company's internal control over financial reporting as of December 31, 2011 based on the criteria set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2011 and no material weaknesses were discovered.

Attestation Report of the Registered Public Accounting Firm

The Company's auditors, BDO Canada llp, Chartered Accountants, have attested to management's evaluation of the Company's internal control over financial reporting for the year ended December 31, 2011. The auditors' attestation report is filed as part of this Form 20-F under Item 18.

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting during the year ended December 31, 2011, that management believes have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company's management, including the Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 16.A. Audit Committee Financial Expert

The Company's Board has determined that Kevin R. Baker satisfies the requirements as an audit committee financial expert, in that he has an understanding of generally accepted accounting principles and financial statements; is able to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; has experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that can reasonably be expected to be raised by the Company's financial statements (or experience actively supervising one or more persons engaged in such activities); has an understanding of internal controls over financial reporting; and has an understanding of audit committee functions.

Mr. Baker is not an independent director (within the meaning of the applicable Canadian and U.S. audit committee rules) as he was the Company’s President and Chief Executive Officer within the last three years (he resigned as President and Chief Executive Officer on November 1, 2009). See Item 6.A. ("Directors and Senior Management") of this Form 20-F for additional information regarding Mr. Baker.

Item 16.B. Code of Ethics.

The Company has adopted a code of business conduct and ethics for directors, officers and employees (the "Code"). A copy of the Code is incorporated by reference into this Form 20-F as Exhibit 1.4. A copy of the Code may also be obtained from the Chief Financial Officer of the Company at (416) 366-2221 and is also available on SEDAR at www.sedar.com and on the Company's website at www.loncor.com. Each director, officer and employee of the Company is provided with a copy of the Code and is required to confirm annually that he or she has complied with the Code. Any observed breaches of the Code must be reported to the Company's Chief Executive Officer.

No amendment was made to the Code during the Company's most recently completed financial year and no waiver from a provision of the Code was granted by the Company during the Company's most recently completed financial year.

In accordance with the OBCA (the Company's governing corporate legislation), directors of the Company who are a party to, or are a director or an officer of or have a material interest in a party to, a material contract or material transaction or a proposed material contract or proposed material transaction, are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction. In addition, in certain cases, an independent committee of the Company's Board may be formed to deliberate on such matters in the absence of the interested party.

The Company has also adopted a "whistleblower" policy which provides employees, consultants, officers and directors with the ability to report, on a confidential and anonymous basis, violations within the Company's organization including, (but not limited to), questionable accounting practices, disclosure of fraudulent or misleading financial information, instances of corporate fraud, or harassment. The Company believes that providing a forum for such individuals to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness fosters a culture of ethical business conduct. The Company has also adopted an insider trading policy to encourage and promote a culture of ethical business conduct.

Item 16.C. Principal Accountant Fees and Services

The following summarizes (a) the estimated total fees of BDO Canada llp, the external auditors of the Company, for the financial year of the Company ended December 31, 2011 (these fees are estimates as, as at date of filing this Form 20-F, these fees had not yet been billed), and (b) the total fees billed by BDO Canada llp for the financial year of the Company ended December 30, 2010:

	2011	2010
Audit Fees	US$182,375	US$47,700
Audit-Related Fees	Nil	Nil
Tax Fees	US$2,199 (1)	US$4,524 (1)
All Other Fees	Nil	Nil

(1) The services comprising these fees related to the preparation of the Company's Canadian tax return.

In accordance with existing Audit Committee policy and the requirements of the Sarbanes-Oxley Act, all services to be provided by BDO Canada llp are subject to pre-approval by the Audit Committee. This includes audit services, audit-related services, tax services and other services. In some cases, pre-approval is provided by the full Audit Committee for up to a year, and relates to a particular category or group of services and is subject to a specific budget. All of the fees listed above have been approved by the Audit Committee.

Item 16.D. Exemptions from the Listing Standards for Audit Committees

Kevin R. Baker, a member of the Audit Committee, is not considered independent within the meaning of applicable U.S. securities laws as he was the Company’s President and Chief Executive Officer within the last three years (he resigned as President and Chief Executive Officer on November 1, 2009). The Company is relying upon the "exceptional and limited circumstances" exception to the Amex rules under such laws that each member of the Company’s Audit Committee must be independent. The Board has determined that membership on the Audit Committee by Mr. Baker is required by the best interests of the Company and its shareholders, having regard to Mr. Baker’s experience, expertise and history with the Company and the Company’s current stage of development.

Item 16.E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

The Company did not purchase any of its common shares during the financial year ended December 31, 2011.

Item 16.F. Change in Registrant's Certifying Accountant

Not applicable.

Item 16.G. Corporate Governance

The Company's common shares are listed on Amex. The Amex Company Guide permits the Amex to consider the laws, customs and practices of foreign issuers in relaxing certain Amex listing criteria, and to grant exemptions from Amex listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company's governance practices differ from those followed by U.S. domestic companies pursuant to Amex standards is as follows:

Shareholder Meeting Quorum Requirement: Amex minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on Amex is required to state its quorum requirement in its by-law. The Company's quorum requirement is set forth in its by-law, which provides that a quorum for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy holder or representative for a shareholder so entitled.

Proxy Delivery Requirement: Amex requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies be solicited pursuant to a proxy statement that conforms to the proxy rules of the U.S. Securities and Exchange Commission. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the U.S. Exchange Act and the equity securities of the Corporation are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the U.S. Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Independence of Directors: Amex requires that the majority of a company's directors be independent. The Company does not have a majority of independent directors, but does satisfy the requirements of applicable Canadian laws with respect to the composition of its Board.

Nominating Process: Amex requires that director nominations must be either selected or recommended to the board by either a nominating committee or a majority of independent directors. In addition, Amex requires a formal written charter or board resolution addressing the nominations process. Under applicable Canadian laws, the Company's director nominations are not required to be selected or recommended to the Board by either a nominating committee or a majority of independent directors and the Company is not required to adopt a formal written charter or board resolution addressing the nominations process.

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

Audit Committee Independence: Kevin R. Baker, a member of the Audit Committee, is not considered independent within the meaning of applicable U.S. securities laws as he was the Company’s President and Chief Executive Officer within the last three years (he resigned as President and Chief Executive Officer on November 1, 2009). The Company is relying upon the "exceptional and limited circumstances" exception to the Amex rules under such laws that each member of the Company’s Audit Committee must be independent. The Board has determined that membership on the Audit Committee by Mr. Baker is required by the best interests of the Company and its shareholders, having regard to Mr. Baker’s experience, expertise and history with the Company and the Company’s current stage of development. The Board has also determined that Mr. Baker is able to exercise the impartial judgement necessary for him to fulfill his responsibilities as an Audit Committee member.

Item 16.H.

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The financial statements appear on pages F-1 through F-40.

Item 19. Exhibits

The following exhibits are filed as part of this Form 20-F:

EXHIBIT
NUMBER	DESCRIPTION

Constating Documents
1.1	Company's articles of amalgamation
1.2	Company's by-law
1.3	Audit Committee's charter
1.4	Company's Business Conduct Policy
Material Contracts
4.1	Company's stock option plan

Subsidiaries
8.1	List of subsidiaries of the Company

Certifications
12.1	Certification of the President and Chief Executive Officer of the Company pursuant to Section 302 of Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer of the Company pursuant to Section 302 of Sarbanes-Oxley Act of 2002
13.1	Certification of the President and Chief Executive Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Chief Financial Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Other Exhibits
15.1	Management's discussion and analysis of the Company for the year ended December 31, 2011
15.2	Consent of BDO Canada LLP

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 30, 2012

LONCOR RESOURCES INC.
(Registrant)

By:	/s/ Peter N. Cowley
Peter N. Cowley
President and Chief Executive Officer

Consolidated Financial Statements

December 31, 2011

(Expressed in U.S. dollars)

Contents

Management’s Report		F-3

Reports of independent registered chartered accountants		F-4 - F-5

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Financial Position		F-6

Consolidated Statements of Comprehensive Income (Loss)		F-7

Consolidated Statements of Changes in Equity		F-8

Consolidated Statements of Cash Flows		F-9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Corporate Information	F-10

2.	Basis of Preparation	F-10

3.	Summary of Significant Accounting Policies	F-11

4.	Subsidiaries	F-20

5.	Cash and cash equivalents	F-20

6.	Advances receivable	F-20

7.	Related party transactions	F-21

8.	Property, Plant and Equipment	F-22

9.	Exploration and Evaluation Assets	F-23

10.	Intangible Assets	F-23

11.	Segmented Reporting	F-24

12.	Share Capital	F-24

13.	Share-Based Payments	F-26

14.	Commitments	F-28

15.	Financial risk management objectives and policies	F-28

16.	Supplemental cash flow information	F-31

17.	Employee retention allowance	F-31

18.	Income Taxes	F-32

19.	First Time Adoption of International Financial Reporting Standards	F-33

Management's Report

Management’s Responsibility for Financial Statements

The consolidated financial statements, the notes thereto and other financial information contained in the Management’s Discussion and Analysis have been prepared in accordance with International Financial Reporting Standards and are the responsibility of the management of Loncor Resources Inc. The financial information presented elsewhere in the Management’s Discussion and Analysis is consistent with the data that is contained in the consolidated financial statements. The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgments of management.

In order to discharge management’s responsibility for the integrity of the financial statements, the Company maintains a system of internal controls. These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, proper records are maintained and relevant and reliable information is produced. These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules.

The Board of Directors is responsible for overseeing management’s performance of its responsibilities for financial reporting and internal control. The Audit Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, the adequacy of the system of internal controls and review reporting issues.

The consolidated financial statements for the year ended December 31, 2011 have been audited by BDO Canada LLP, independent registered chartered accountants and licensed public accountants, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).

(Signed) “Peter N. Cowley”	(Signed) “Donat K. Madilo”

Peter N. Cowley	Donat K. Madilo

President and Chief Executive Officer	Chief Financial Officer

Toronto, Canada

March 29, 2012

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Loncor Resources Inc.

We have audited the accompanying consolidated financial statements of Loncor Resources Inc. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2011, December 31, 2010, and January 1, 2010 and the consolidated statements of comprehensive income (loss), changes in equity, and cash flows for each of the two-year period ended December 31, 2011 and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Loncor Resources Inc. and subsidiaries as at December 31, 2011, December 31, 2010, and January 1, 2010 and its financial performance and its cash flows for each of the years in the two -year period ended December 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matters

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 29, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ BDO Canada LLP

Independent Registered Chartered Accountants

Licensed Public Accountants

Toronto, Canada

March 29, 2012

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Loncor Resources Inc.

We have audited the internal control over financial reporting of Loncor Resources Inc. and subsidiaries (the “Company”) as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting in Form 20-F. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the International Financial Reporting Standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Company and our report dated March 29, 2012 expressed an unqualified opinion.

/s/ BDO Canada LLP

Independent Registered Chartered Accountants

Licensed Public Accountants

Toronto, Canada

March 29, 2012

Loncor Resources Inc.
Consolidated Statements of Financial Position
(Expressed in U.S. dollars)

	Notes	December 31, 2011	December 31, 2010	January 1, 2010
		$	$	$
Assets
Current Assets
Cash and cash equivalents	5	14,667,658	10,449,774	1,536,166
Advances receivable	6	130,441	46,289	2,798
Due from related parties	7	-	2,346	-
Prepaid expenses and deposits		132,593	136,596	98,663
Total Current Assets		14,930,692	10,635,005	1,637,627

Non-Current Assets
Property, plant and equipment	8	778,955	548,700	27,651
Exploration and evaluation assets	9	30,090,363	12,657,792	4,993,845
Intangibles	10	1	1	1
Total Non-Current Assets		30,869,319	13,206,493	5,021,497

Total Assets		45,800,011	23,841,498	6,659,124

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable		238,327	408,962	44,776
Accrued liabilities		152,907	73,864	47,575
Due to related parties	7	152,833	118,765	510,867
Employee retention allowance	17	335,720	210,036	-
Notes payable		-	-	2,403,508
Total Current Liabilities		879,787	811,627	3,006,726

Common share purchase warrants	12b	826,862	6,006,322	-
Deferred taxes	18	757,815	564,792	446,751
Total Liabilities		2,464,464	7,382,741	3,453,477

Commitments	14

Shareholders' Equity
Share capital	12	60,044,719	37,035,494	20,341,246
Contributed surplus		6,756,090	3,421,685	872,795
Deficit		(23,465,262)	(23,998,422)	(18,008,394)
Total Shareholders' Equity		43,335,547	16,458,757	3,205,647
Total Liabilities and Shareholders' Equity		45,800,011	23,841,498	6,659,124

Common shares
Authorized		Unlimited	Unlimited	Unlimited
Issued and outstanding		58,172,735	47,417,745	30,753,247

The accompanying notes are an integral part of these consolidated financial statements.

Approved and authorized for issue by the Board of Directors on March 29, 2012.
Signed on behalf of the Board of Directors by:

/s/ Peter N. Cowley	/s/ Arnold T. Kondrat

Peter N. Cowley	Arnold T. Kondrat
Director	Director

Loncor Resources Inc.
Consolidated Statements of Comprehensive Income (Loss)
(Expressed in U.S. dollars)

		For the years ended
	Notes	December 31, 2011	December 31, 2010
		$	$
Expenses
Consulting, management and professional fees		1,191,315	817,576
Employee benefits		1,015,040	585,543
Office and sundry		375,835	78,023
Compensation expense-share-based payment	13	1,671,475	1,211,529
Travel and promotion		328,439	154,519
Depreciation		13,508	851
Interest and bank expenses		1,066	1,231
Impairment loss		-	957,318
Foreign exchange loss (gain)		1,896	(307,662)
		(4,598,574)	(3,498,928)
Interest income		109,697	32,798
Gain (loss) on derivative financial instruments	12b	5,215,060	(2,405,857)

Income (loss) pre-tax		726,183	(5,871,987)

Income tax expense		(193,023)	(118,041)

Comprehensive income (loss) for the year		533,160	(5,990,028)

Earnings (loss) per share, basic and diluted		$0.01	$(0.14)

The accompanying notes are an integral part of these consolidated financial statements.

Loncor Resources Inc.
Consolidated Statements of Changes in Equity
(Expressed in U.S dollars)

		Common shares
	Notes	Number of shares	Amount	Contributed Surplus	Deficit	Total Shareholders' equity
Balance at January 1, 2010		30,753,247	$20,341,246	$872,795	$(18,008,394)	$3,205,647
Loss for the year		-	-	-	(5,990,028)	(5,990,028)
Issued share capital		14,166,500	16,700,129	-	-	16,700,129
Warrants exercised		2,400,000	3,462,577	-	-	3,462,577
Compensation option exercises		97,998	132,007	-	-	132,007
Share based compensation		-	-	2,548,890	-	2,548,890
Common share purchase warrants		-	(3,600,465)	-	-	(3,600,465)
Balance at December 31, 2010		47,417,745	37,035,494	3,421,685	(23,998,422)	16,458,757

Income for the year		-	-	-	533,160	533,160
Issued share capital	12a	10,200,000	24,159,362	-	-	24,159,362
Issuance costs		-	(1,444,127)	-	-	(1,444,127)
Compensation option exercises	12a	343,994	596,614	(383,990)	-	212,624
Warrants issued	12b	-	(835,811)	835,811	-	-
Share based compensation	13	-	-	2,882,584	-	2,882,584
Warrants exercised	12b	210,996	533,187	-	-	533,187
Balance at December 31, 2011		58,172,735	$60,044,719	$6,756,090	$(23,465,262)	$43,335,547

The accompanying notes are an integral part of these consolidated financial statements.

Loncor Resources Inc.
Consolidated Statements of Cash Flows
(Expressed in U.S dollars)

		For the years ended
	Notes	December 31, 2011	December 31, 2010
		$	$

Cash flows from operating activities
Income (loss) for the year		533,160	(5,990,028)
Adjustments to reconcile income (loss) to net cash used in operating activities
Depreciation		13,508	851
Share-based payments - employee compensation	13	1,671,475	1,211,529
Share-based payments - consultant fees	13	567,699	235,046
Employee retention allowance	17	73,996	210,036
Impairment loss		-	957,318
Income tax expense/(recovery of tax)		193,023	118,041
(Gain) Loss on derivative financial instruments		(5,215,060)	2,405,857
Changes in non-cash working capital
Advances receivable		(84,152)	(43,491)
Prepaid expenses and deposits		4,003	(37,933)
Due to/from related parties		2,346	83,692
Accounts payable		(170,635)	364,186
Accrued liabilities		79,043	26,289
Net cash used in operating activities		(2,331,594)	(458,607)

Cash flows from investing activities
Acquisition of property, plant, and equipment		(498,864)	(647,553)
Expenditures on exploration and evaluation assets		(16,482,374)	(7,818,987)
Net cash used in investing activities		(16,981,238)	(8,466,540)

Cash flows from financing activities
Proceeds from share issuance, net of issuance costs		22,715,237	20,720,403
Repayment of notes		-	(2,403,508)
Due to related parties		34,068	(478,140)
Proceeds from exercise of compensation options		305,602	-
Proceeds from exercise of warrants		475,809	-
Net cash provided from financing activities		23,530,716	17,838,755

Net increase in cash during the year		4,217,884	8,913,608
Cash and cash equivalents, beginning of the year		10,449,774	1,536,166
Cash and cash equivalents, end of the year		14,667,658	10,449,774

Supplemental cash flow information (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

Loncor Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in U.S. dollars, except for per share amounts)

1.	Corporate Information

Loncor Resources Inc. (the "Company") is a corporation governed by the Ontario Business Corporations Act. The Company changed its name from Nevada Bob’s International Inc. on November 28, 2008 upon completion of the acquisition by the Company of Loncor Resources Inc. The principal business of the Company is the acquisition and exploration of mineral properties.

These consolidated financial statements as at December 31, 2011, December 31, 2010 and January 1, 2010 and for the years ended December 31, 2011 and December 31, 2010 include the accounts of the Company and of its wholly owned subsidiaries in the Democratic Republic of the Congo (the “Congo”), Loncor Resources Congo Sprl., and in the U.S., Nevada Bob’s International Inc., respectively.

The Company is a publicly traded company whose outstanding common shares are listed for trading on the TSX Venture Exchange and on the NYSE Amex LLC. The head office and principal place of business of the Company is located at 1 First Canadian Place, 100 King St. West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada.

2.	Basis of Preparation

These consolidated financial statements are prepared on a going concern basis, which assumes that the Company will continue in operation for a reasonable period of time and will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company has not generated revenues from operations. The Company produced a net income of $533,160 for the year ended December 31, 2011, and, as of that date, the Company’s deficit was $23,465,262. However, the Company has sufficient cash resources to meet its obligations for at least twelve months from the end of the reporting period. The Company is in the development stage and is dependent on its ability to successfully raise additional financing for development of the mineral properties. Although the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be available on acceptable terms.

a)	Statement of compliance

These consolidated financial statements as at and for the year ended December 31, 2011 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). The Company’s 2010 annual consolidated financial statements were previously prepared in accordance with pre-changeover Canadian generally accepted accounting principles (“Canadian GAAP”).

The Company’s date of transition was January 1, 2010 (the “transition date”). In preparing the IFRS financial statements, management amended certain accounting, valuation, and consolidation methods previously applied under Canadian GAAP. An explanation of how the transition of previously prepared financial statements in accordance with Canadian GAAP to IFRS has affected the reported financial position, financial performance and cash flows of the Company is provided in Note 19. This note includes reconciliations of equity and income (loss) for comparative periods and of equity at the date of transition reported under Canadian GAAP to those reported for those periods and at the date of transition under IFRS. The 2010 comparative figures have been restated to reflect these adjustments.

The accompanying financial information as of and for years ended December 31, 2011 and 2010, have been prepared in accordance with those IASB standards and IFRS Interpretations Committee (“IFRIC”) interpretations issued and effective, or issued and early-adopted, at December 31, 2011.

The date the Company’s Board of Directors approved these consolidated financial statements was March 29, 2012.

Loncor Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in U.S. dollars, except for per share amounts)

b)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis, except for certain financial assets which are presented at fair value, as explained in the accounting policies set out in Note 3.

3.	Summary of Significant Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and in preparing the opening IFRS consolidated statement of financial position at January 1, 2010 for the purposes of the transition to IFRS. The exemptions taken in applying IFRS for the first time are set out in Note 19. The accounting policies have been applied consistently by all entities.

a)	Basis of Consolidation

i.	Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. This control is evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a company’s share capital. The financial statements of subsidiaries are included in the consolidated financial statements of the Company from the date that control commences until the date that control ceases. Consolidation accounting is applied for all of the Company’s wholly-owned subsidiaries.

ii.	Transactions eliminated on consolidation

Inter-company balances, transactions, and any unrealized income and expenses, are eliminated in preparing the consolidated financial statements.

Unrealized gains arising from transactions with associates are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

b)	Use of Estimates and Judgments

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in these consolidated financial statements is included in the following notes:

i.	Provisions and contingencies

The amount recognized as provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements.

Loncor Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in U.S. dollars, except for per share amounts)

ii.	Exploration and evaluation expenditure

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. There are a few circumstances that would warrant a test for impairment, which include: the expiry of the right to explore, substantive expenditure on further exploration is not planned, exploration for and evaluation of the mineral resources in the area have not led to discovery of commercially viable quantities, and/or sufficient data exists to show that the carrying amount of the asset is unlikely to be recovered in full from successful development or by sale. If information becomes available suggesting impairment, the amount capitalized is written off in the statement of comprehensive income (loss) during the period the new information becomes available.

iii.	Title to Mineral Property Interests

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

iv.	Impairment

Assets, including property, plant and equipment, and exploration and evaluation, are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts. The assessment of the fair value often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, rehabilitation and restoration costs, future capital requirements and future operating performance. Changes in such estimates could impact recoverable values of these assets. Estimates are reviewed regularly by management.

v.	Income taxes

The Company is subject to income taxes in various jurisdictions and subject to various rates and rules of taxation. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on the Company’s current understanding of the tax law. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

In addition, the Company has recognized deferred tax assets relating to tax losses carried forward to the extent there is sufficient taxable income relating to the same taxation authority and the same subsidiary against which the unused tax losses can be utilized. However, future realization of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped, including current and future economic conditions, production rates and production costs.

vi.	Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 13.

vii.	Common share purchase warrants

The Company measures the cost of common share purchase warrants by reference to the fair value of the liability at the date at which they are granted and subsequent reporting date. Estimating fair value for common share purchase warrants requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the warrant, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for common share purchase warrants are disclosed in Note 12b.

Loncor Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in U.S. dollars, except for per share amounts)

c)	Foreign Currency Translation

i.	Functional and presentation currency

These consolidated financial statements are presented in United States dollars (“$”), which is the Company’s functional and presentation currency. References to Cdn$ represent Canadian dollars.

ii.	Foreign currency transactions

The functional currency for each of the Company’s subsidiaries and associates is the currency of the primary economic environment in which the entity operates. Transactions entered into by the Company’s subsidiaries and associates in a currency other than the currency of the primary economic environment in which they operate (their "functional currency") are recorded at the rates ruling when the transactions occur except depreciation and amortization which are translated at the rates of exchange applicable to the related assets, with any gains or losses recognized in the consolidated statements of comprehensive income (loss). Foreign currency monetary assets and liabilities are translated at current rates of exchange with the resulting gain or losses recognized in the consolidated statements of comprehensive income (loss). Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are recognized immediately in profit or loss. Non-monetary assets and liabilities are translated using the historical exchange rates. Non-monetary assets and liabilities measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

d)	Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts.

e)	Financial Assets

A financial asset is classified as either financial assets at fair value through profit or loss (“FVTPL”), loans and receivables, held to maturity investments (“HTM”), or available for sale financial assets (“AFS”), as appropriate at initial recognition and, except in very limited circumstances, the classification is not changed subsequently. The classification is determined at initial recognition and depends on the nature and purpose of the financial asset. A financial asset is derecognized when contractual rights to the asset’s cash flows expire or if substantially all the risks and rewards of the asset are transferred.

i.	Financial assets at FVTPL

A financial asset is classified as FVTPL when the financial asset is held for trading or it is designated upon initial recognition as an FVTPL. A financial asset is classified as held for trading if (1) it has been acquired principally for the purpose of selling or repurchasing in the near term; (2) it is part of an identified portfolio of financial instruments that the Company manages and has an actual pattern of short term profit taking; or (3) it is a derivative that is not designated and effective as a hedging instrument. Financial assets at FVTPL are carried in the consolidated statements of financial position at fair value with changes in fair value recognized in profit or loss. Transaction costs are expensed as incurred.

The Company has classified cash and cash equivalents as FVTPL.

ii.	Loans and receivables

Trade receivables, loans and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables.

Loncor Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in U.S. dollars, except for per share amounts)

Loans and receivables are initially recognized at fair value plus transaction costs that are directly attributable to their acquisition or issue, and are subsequently carried at amortized cost less losses for impairment. The impairment loss of receivables is based on a review of all outstanding amounts at period end. Bad debts are written off during the period in which they are identified. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognized in the statements of comprehensive income (loss) when the loans and receivables are derecognized or impaired, as well as through the amortization process. The Company has classified advances receivable and balances due from related parties as loans and receivables.

iii.	AFS financial assets

Non-derivative financial assets not included in the above categories are classified as AFS financial assets. They are carried at fair value with changes in fair value generally recognized in other comprehensive loss and accumulated in the AFS reserve. Impairment losses are recognized in profit or loss. Purchases and sales of AFS financial assets are recognized on settlement date with any change in fair value between trade date and settlement date being recognized in the AFS reserve. On sale, the cumulative gain or loss recognized in other comprehensive income is reclassified from the AFS reserve to profit or loss. The Company has not designated any of its financial assets as AFS.

iv.	Impairment of financial assets

The Company assesses at each reporting date whether a financial asset or a group of financial assets is impaired. A financial asset or group of financial assets is deemed to be impaired, if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the asset’s original effective rate.

The carrying amount of all financial assets is directly reduced by the impairment loss. The carrying amount of trade receivables is reduced through the use of an allowance account. Associated allowances are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Company. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in the statement of comprehensive income (loss). A provision for impairment is made in relation to advances receivable, and an impairment loss is recognized in profit and loss when there is objective evidence that the Company will not be able to collect all of the amounts due under the original terms. The carrying amount of the receivable is reduced through use of an allowance account.

With the exception of AFS equity instruments, if in a subsequent period the amount of impairment loss decreases and the decrease relates to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss. On the date of impairment reversal, the carrying amount of the financial asset cannot exceed its amortized cost had the impairment not been recognized. Reversal for AFS equity instruments are not recognized in profit or loss.

v.	Effective interest method

The effective interest method calculates the amortized cost of a financial instrument asset or liability and allocates interest income over the corresponding period. The effective interest rate is the rate that discounts estimated future cash receipts over expected life of the financial asset or liability, or where appropriate, a shorter period. Income is recognized on an effective interest basis for debt instruments other than those financial assets classified as FVTPL.

Loncor Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in U.S. dollars, except for per share amounts)

f)	Financial Liabilities

Financial liabilities are classified as FVTPL, or other financial liabilities, as appropriate upon initial recognition. A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired.

i.	Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. Subsequent to the initial recognition, other financial liabilities are measured at amortized cost using the effective interest method. The Company’s other financial liabilities include accounts payables, accrued liabilities, due to related parties and the employee retention allowance.

ii.	Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Financial liabilities are classified as held-for-trading if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments (including separated embedded derivatives) held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognized in the consolidated statement of comprehensive income (loss). The Company’s financial liabilities classified as FVTPL include the common share purchase warrant liability.

g)	Earnings (loss) Per Share

Basic earnings (loss) per share is computed by dividing the net income (loss) applicable by the weighted average number of common shares outstanding during the reporting period. Diluted earnings (loss) per share is computed by dividing the net income (loss) by the sum of the weighted average number of common shares issued and outstanding during the reporting period and all additional common shares for the assumed exercise of options and warrants outstanding for the reporting period, if dilutive. When the Company is incurring losses, basic and diluted loss per share are the same since including the exercise of outstanding options and share purchase warrants in the diluted loss per share calculation would be anti-dilutive.

h)	Property, Plant and Equipment (“PPE”)

i.	Recognition and measurement

Items of PPE are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials, directed labor and any other cost directly attributable to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company. Assets in the course of construction are capitalized in the capital construction in progress category and transferred to the appropriate category of PPE upon completion. When components of an asset have different useful lives, depreciation is calculated on each separate component.

ii.	Subsequent costs

The cost of replacing part of an item of PPE is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized and included in net loss. If the carrying amount of the replaced component is not known, it is estimated based on the cost of the new component less estimated depreciation. The costs of the day-to-day servicing of property, plant and equipment are recognized in the statement of comprehensive income (loss).

iii.	Depreciation

Depreciation is based on the cost of an asset less its residual value. Significant components of individual assets are assessed to determine whether a component has an estimated useful life that is different from that of the remainder of that asset, in which case that component is depreciated separately. Depreciation is recognized in profit or loss over the estimated useful lives of each item or component of an item of PPE as follows:

Loncor Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in U.S. dollars, except for per share amounts)

•	Field camps and equipment	straight line over 4 Years
•	Furniture and fixtures	straight line over 4 Years
•	Office and communications equipment	straight line over 4 Years
•	Vehicles	straight line over 4 Years

Depreciation methods, useful lives and residual values are reviewed annually and adjusted, if appropriate. Depreciation commences when an asset is available for use. Changes in estimates are accounted for prospectively.

iv. Gains and losses

Gains and losses on disposal of an item of PPE are determined by comparing the proceeds from disposal with the carrying amount of the PPE, and are recognized net within other income/expenses in profit or loss.

v. Repairs and maintenance

Repairs and maintenance costs are charged to expense as incurred, except when these repairs significantly extend the life of an asset or result in an operating improvement. In these instances the portion of these repairs relating to the betterment is capitalized as part of PPE.

vi. De-recognition

An item of PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on de-recognition of the assets (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in net income (loss) in the period the item is derecognized.

i)	Exploration and Evaluation Assets

All direct costs related to exploration and evaluation of mineral properties, net of incidental revenues, are capitalized under exploration and evaluation assets. Exploration and evaluation expenditures include such costs as acquisition of rights to explore; sampling, trenching and surveying costs; costs related to topography, geology, geochemistry and geophysical studies; drilling costs and costs in relation to technical feasibility and commercial viability of extracting a mineral resource.

A regular review of each property is undertaken to determine the appropriateness of continuing to carry forward costs in relation to exploration and evaluation of mineral properties. Should the carrying value of the expenditure not yet amortized exceed its estimated recoverable amount in any year, the excess is written off to the consolidated statements of comprehensive income (loss).

j)	Impairment of Non-financial Assets

The Company’s PPE and intangible assets are assessed for indication of impairment at each consolidated statements of financial position date. Exploration and evaluation assets are assessed for impairment when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount. When facts and circumstances suggest that the carrying amount exceeds the recoverable amount, an entity shall measure, present and disclose any resulting impairment in accordance with IAS 36 Impairment of Assets. Internal factors, such as budgets and forecasts, as well as external factors, such as expected future prices, costs and other market factors are also monitored to determine if indications of impairment exist. If any indication of impairment exists, an estimate of the asset’s recoverable amount is calculated. The recoverable amount is determined as the higher of the fair value less costs to sell for the asset and the asset’s value in use. This is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or the Company’s assets. If this is the case, the individual assets are grouped together into cash generating units (“CGU”) for impairment purposes. Such CGUs represent the lowest level for which there are separately identifiable cash inflows that are largely independent of the cash flows from other assets.

Loncor Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in U.S. dollars, except for per share amounts)

If the carrying amount of the asset exceeds its recoverable amount, the asset is impaired and an impairment loss is charged to the consolidated statements of comprehensive income (loss) so as to reduce the carrying amount to its recoverable amount (i.e., the higher of fair value less cost to sell and value in use). Fair value less cost to sell is the amount obtainable from the sale of an asset or CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. Value in use is determined as the present value of the future cash flows expected to be derived from an asset or CGU. Estimated future cash flows are calculated using estimated future prices, any mineral reserves and resources, operating and capital costs. All assumptions used are those that an independent market participant would consider appropriate. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

As at December 31, 2010, the Company decided to no longer pursue the Bas Congo project. No further work will be undertaken on this project. As a result, an amount of $957,318 representing exploration and evaluation expenditures with respect to the Bas Congo project was written off. No impairment losses were warranted or recorded for the year ended December 31, 2011.

k)	Income Taxes

Income tax expense consists of current and deferred tax expense. Income tax expense is recognized in the statement of comprehensive income (loss), except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity.

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute current income tax assets and liabilities are measured at future anticipated tax rates, which have been enacted or substantively enacted at the reporting date. Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred taxation is provided on all qualifying temporary differences at the reporting date between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax assets are only recognized to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future and future taxable profit will be available against which the temporary difference can be utilized.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.

l)	Share-Based Payments

Equity-settled share-based payments for directors, officers and employees are measured at fair value at the date of grant and recorded as compensation expense in the financial statements. The fair value determined at the grant date of the equity-settled share-based payments is expensed over the vesting period based on the Company’s estimate of options that will eventually vest. The number of forfeitures likely to occur is estimated on grant date.

Loncor Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in U.S. dollars, except for per share amounts)

Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received.

Any consideration paid by directors, officers, employees and consultants on exercise of equity-settled share-based payments is credited to share capital. Shares are issued from treasury upon the exercise of equity-settled share-based instruments.

When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a Black-Scholes valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

m)	Provisions and Contingencies

Provisions are recognized when a legal or constructive obligation exists, as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Where the effect is material, the provision is discounted using an appropriate current market-based pre-tax discount rate. The increase in the provision due to passage of time is recognized as interest expense.

When a contingency substantiated by confirming events, can be reliably measured and is likely to result in an economic outflow, a liability is recognized as the best estimate required to settle the obligation. A contingent liability is disclosed where the existence of an obligation will only be confirmed by future events, or where the amount of a present obligation cannot be measured reliably or will likely not result in an economic outflow. Contingent assets are only disclosed when the inflow of economic benefits is probable. When the economic benefit becomes virtually certain, the asset is no longer contingent and is recognized in the consolidated financial statements.

n)	Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions that are in the normal course of business and have commercial substance are measured at the exchange amount.

o)	New Accounting Standards Adopted

Accounting standards expected to be effective for the period ended December 31, 2011 have been adopted as part of the transition to IFRS. In addition, the following accounting standards have been adopted during the year:

A revised version of IAS 24 Related party disclosures (“IAS 24”) was issued by the IASB on November 4, 2009. IAS 24 requires entities to disclose in their consolidated financial statements information about transactions with related parties. Generally, two parties are related to each other if one party controls, or significantly influences, the other party. IAS 24 has simplified the definition of a related party and removed certain of the disclosures required by the predecessor standard. The revised standard is effective for annual periods beginning on or after January 1, 2011. The adoption of this issuance did not have a significant impact on the Company’s consolidated financial statements.

IFRS 7 Financial instruments: disclosures (“IFRS 7”) The Accounting Standards Board ("AcSB") approved the incorporation of the IASB's amendments to IFRS 7 Financial Instruments: Disclosures and the related amendment to IFRS 1 First-time Adoption of International Financial Reporting Standards into Part I of the Canadian Institute of Chartered Accountants Handbook. These amendments were made to Part I in January 2011 and are effective for annual periods beginning on or after July 1, 2011. Earlier application is permitted. The amendments relate to required disclosures for transfers of financial assets to help users of the financial statements evaluate the risk exposures relating to such transfers and the effect of those risks on an entity's financial position. The Company’s adoption of IFRS 7 had no significant impact on its consolidated financial statements.

Loncor Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in U.S. dollars, except for per share amounts)

p)	Accounting Standards Issued But Not Yet Effective

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

IFRS 9 Financial instruments (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 replaces the multiple rules in IAS 39 with a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

IFRS 10 Consolidated Financial Statements (“IFRS 10”) establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27 “Consolidated and Separate Financial Statements” and SIC-12 “Consolidated – Special Purpose Entities” and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 11 Joint Arrangements (“IFRS 11”) establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 supersedes the current IAS 31 “Interests in Joint Ventures” and SIC-13 “Jointly Controlled Entities – Non-Monetary Contributions by Venturers” and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 13 Fair Value Measurements (“IFRS 13”) defines fair value, sets out in a single IFRS framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except in specified circumstances. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

An amendment to IAS 1, Presentation of financial statements (“IAS 1”) was issued by the IASB in June 2011. The amendment requires separate presentation for items of other comprehensive income that would be reclassified to profit or loss in the future, such as foreign currency differences on disposal of a foreign operation, if certain conditions are met from those that would never be reclassified to profit or loss. The effective date is July 1, 2012 and earlier adoption is permitted. The Company is currently evaluating the impact of this amendment on its consolidated financial statements.

An amendment to IAS 12, Income Taxes (“IAS 12”) was issued by the IASB in June 2011. The amendment requires that deferred tax on non-depreciable assets measured should always be measured on a sale basis. The amendments to IAS 12 are effective for annual periods beginning on or after January 1, 2012. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

Loncor Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in U.S. dollars, except for per share amounts)

An amendment to IAS 19, Employee Benefits (“IAS 19”) was issued by the IASB in June 2011. The amendment requires recognition of changes in the defined benefit obligations and in fair value of plan assets when they occur, hence accelerating the recognition of past service costs. The amendment also modifies accounting for termination benefits, including distinguishing benefits provided in exchange for service and benefits provided in exchange for the termination of employment and affect the recognition and measurement of termination benefits. The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

IAS 27, Separate financial statements (“IAS 27”) was re-issued by the IASB in May 2011 to only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. The consolidation guidance will now be included in IFRS 10. The amendments to IAS 27 are effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

IAS 28, Investments in associates and joint ventures (“IAS 28”) was re-issued by the IASB in May 2011. IAS 28 continues to prescribe the accounting for investments in associates, but is now the only source of guidance describing the application of the equity method. The amended IAS 28 will be applied by all entities that have an ownership interest with joint control of, or significant influence over, an investee. The amendments to IAS 28 are effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

In October 2011, IFRIC published IFRIC Interpretation 20, Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”). The Interpretation requires stripping activity costs, which provide improved access to ore, to be recognized as a non-current 'stripping activity asset' when certain criteria are met. The stripping activity asset is depreciated or amortised on a systematic basis, over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity, using the units of production method unless another method is more appropriate. The requirements of IFRIC 20 are effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

4.	Subsidiaries

The following table lists the Company’s subsidiaries:

Name of Subsidiary	Place of Incorporation	Proportion of Ownership Interest	Principal Activity
Loncor Resources Congo SPRL	Democratic Republic of the Congo	100%	Mineral Exploration
Nevada Bob’s Franchising, Inc.	Delaware, USA	100%	Dormant

5.	Cash and cash equivalents

Cash and cash equivalents of the Company includes cash on hand, deposits held at financial institutions, and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts.

	December 31, 2011	December 31, 2010	January 1, 2010

Cash and cash equivalents	$14,667,658	$10,449,774	$1,536,166

6.	Advances receivable

Advances receivable of the Company include advances to employees.

	December 31, 2011	December 31, 2010	January 1, 2010

Advances receivable	$130,441	$46,289	$2,798

Loncor Resources Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(Expressed in U.S. dollars, except for per share amounts)

7.	Related party transactions

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation, and are not disclosed in this note.

a)	Key Management Remuneration

The Company’s related parties include key management. Key management includes directors (executive and non-executive), the Chief Executive Officer (“CEO”), the Chief Financial Officer, and the senior executives reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the years ended December 31, 2011 and 2010 was as follows:

	Year ended December 31, 2011	Year ended December 31, 2010
Salaries	$859,237	$745,070
Employee retention allowance	$62,166	$23,141
Compensation expense-share-based payments	$1,348,721	$1,130,327
	$2,270,124	$1,898,538

b)	Other Related Parties

As at December 31, 2011, an amount of $152,833 was due to related companies with common directors related to common expenses in the Congo (December 31, 2010 - $118,765). In addition, as at December 31, 2011, an amount of $nil was due from a company with common directors (December 31, 2010 - $2,346).

	December 31, 2011	December 31, 2010	January 1, 2010
	$	$	$
Due from related parties	-	2,346	-
Due to related party	152,833	118,765	510,687

Loncor Resources Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(Expressed in U.S. dollars, except for per share amounts)

8.	Property, Plant and Equipment

The Company’s property, plant and equipment are summarized as follows:

	Notes	Furniture & fixtures	Office & Communication equipment	Vehicles	Field camps and equipment	Total
		$	$	$	$	$
Cost
Balance at January 1, 2010		92,268	7,255	-	21,978	121,501
Additions		4,257	117,453	275,967	249,876	647,553
Balance at December 31, 2010		96,525	124,708	275,967	271,854	769,054
Additions		55,101	87,504	124,274	231,985	498,864
Balance at December 31, 2011		151,626	212,212	400,241	503,839	1,267,918

Accumulated Depreciation
Balance at January 1, 2010		91,224	1,252	-	1,374	93,850
Depreciation for the year		611	20,988	53,756	51,149	126,504
Balance at December 31, 2010		91,835	22,240	53,756	52,523	220,354
Depreciation for the year		11,091	50,099	96,118	111,301	268,609
Balance at December 31, 2011		102,926	72,339	149,874	163,824	488,963

Carrying amounts
Balance at January 1, 2010		1,044	6,003	-	20,604	27,651
Balance at December 31, 2010		4,690	102,468	222,211	219,331	548,700
Balance at December 31, 2011		48,700	139,873	250,367	340,015	778,955

Amortization in the amount of $255,099 (December 31, 2010- $125,653) was capitalized to exploration and evaluation for the year ended December 31, 2011.

Loncor Resources Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(Expressed in U.S. dollars, except for per share amounts)

9.	Exploration and Evaluation Assets

The following table summarizes the Company’s tangible exploration and evaluation expenditures with respect to its mineral properties in the Congo:

	Bas Congo	North Kivu	Ngayu	Total

Cost
Balance at January 1, 2010	$865,971	$3,871,074	$106,800	$4,843,845
Additions	91,347	1,508,652	7,021,267	8,621,266
Impairment loss	(957,318)			(957,318)
Balance at December 31, 2010	-	5,379,726	7,128,067	12,507,793
Additions		2,066,984	15,365,586	17,432,570
Balance at December 31, 2011	$-	$7,446,710	$22,493,653	$29,940,363

There is $150,000 of intangible exploration and evaluation expenditures as at January 1, 2010. The intangibles have not been included in the table above. There have not been any additions or disposals since January 1, 2010.

a.	North Kivu

The North Kivu project is situated in the North Kivu Province in eastern Congo to the northwest of Lake Edward and consists of 56 exploration permits totaling 17,760 square kilometres. Historical data has been compiled from the colonial period and outlined ten gold prospects for follow-up, the most prospective being the Manguredjipa prospect where 300,000 ounces of alluvial gold was mined during the colonial period. Other gold prospects warranting follow up include Lutunguru, Lubero, Makwasu, Lutela, Bilolo, Manzia, Mohanga and Ludjulu.

b.	Ngayu

The Ngayu project covers an area of 4,550 square kilometres and is found within the Orientale Province in the northeast of the Congo, approximately 270 kilometers northeast of Kisangani. The Ngayu project covers most of the Ngayu Archaean greenstone belt which is one of a number of greenstone belts in the north-east Congo Archaeancraton that includes the Kilo and Moto greenstone belts. These Archaean greenstone belts are the northwestern extensions of the Lake Victoria greenstone belt terrain that hosts a number of world class gold deposits including Geita and Bulyanhulu.

c.	Bas Congo

No exploration was undertaken during 2010 at the Company’s Bas Congo gold project approximately 250 kilometres west of Kinshasa and the Company decided to no longer puruse the project. No further work is to be undertaken on this project. As at December 31, 2010, the Company decided to allow its exploration permits related to the Bas Congo Project to lapse. As a result, an impairment loss of $957,318 was recorded as of December 31, 2010 relating to all exploration and evaluation expenditures related to the project.

10.	Intangible Assets

The Company’s intangible assets include, licenses and rights related to the Company’s previous business. Based on management’s assessment, these intangible assets have been valued at $1 as their fair market value is nominal.

Loncor Resources Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(Expressed in U.S. dollars, except for per share amounts)

11.	Segmented Reporting

The Company has one operating segment: the acquisition, exploration and development of precious metal projects located in the Congo. The operations of the Company are located in two geographic locations, Canada and the Congo. Geographic segmentation of non-current assets is as follows:

December 31, 2011
	Property, plant and equipment	Intangible assets	Exploration and evaluation
Congo	$725,104	-	$30,090,363
Canada	$53,851	$1	-
	$778,955	$1	$30,090,363

December 31, 2010
	Property, plant and equipment	Intangible assets	Exploration and evaluation
Congo	$546,358	-	$12,657,792
Canada	$2,342	$1	-
	$548,700	$1	$12,657,792

January 1, 2010
	Property, plant and equipment	Intangible assets	Exploration and evaluation
Congo	$24,458	-	$4,993,845
Canada	$3,193	$1	-
	$27,651	$1	$4,993,845

12.	Share Capital

a)	Authorized

The authorized share capital of the Company consists of unlimited number of common shares and unlimited number of preference shares, issuable in series, with no par value.

The holders of common shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each common share held at all meetings of shareholders of the Company, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Subject to the prior rights of the holders of the preference shares or any other share ranking senior to the common shares, the holders of the common shares are entitled to (a) receive any dividend as and when declared by the board of directors, out of the assets of the Company properly applicable to payment of dividends, in such amount and in such form as the board of directors may from time to time determine, and (b) receive the remaining property of the Company in the event of any liquidation, dissolution or winding up of the Company.

The Company may issue preference shares at any time and from time to time in one or more series with designation, rights, privileges, restrictions and conditions fixed by the board of directors. The preference shares of each series are ranked on parity with the preference shares of every series and are entitled to priority over the common shares and any other shares of the Company ranking junior to the preference shares, with respect to priority in payment of dividends and the return of capital and the distribution of assets of the Company in the event of liquidation, dissolution or winding up of the Company.

Loncor Resources Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(Expressed in U.S. dollars, except for per share amounts)

On February 1, 2011, the Company closed concurrent brokered and non-brokered private placement equity financings. The Company issued 8,500,000 common shares at a price of Cdn$2.35 per share, resulting in gross proceeds of Cdn$19,975,000 in a brokered private placement. The Company also issued by way of a non-brokered private placement 1,700,000 common shares of the Company at a price of Cdn$2.35 per share for aggregate gross proceeds of Cdn$3,995,000.

During the year ended December 2011, a total of 343,994 compensation options (each of which entitle the holder to purchase one common share and one-half of one warrant of the Company) were exercised, resulting in gross proceeds of $475,809. As well, during the year ended December 31, 2011, a total of 210,996 warrants were exercised, resulting in gross proceeds of $305,602.

As of December 31, 2011, the Company had issued and outstanding 58,172,735 common shares (December 31, 2010 – 47,417,745) and no preference shares issued and outstanding.

b)	Common share purchase warrants

At December 31, 2011, the Company had outstanding 4,693,250 (December 31, 2010 – 4,732,249) common share purchase warrants. There were 210,996 warrants exercised (including 195,996 agent’s warrants, which had been acquired pursuant to compensation option exercises) and no warrants forfeited or cancelled during the year ended December 31, 2011 (year ended December 31, 2010 – nil). The common share purchase warrants are classified as a liability because they are a derivative financial instrument due to their currency differing from the functional currency of the Company. The common share purchase warrants are re-valued at year and period end, with a gain or loss reported on the consolidated statement of comprehensive income (loss). The following table summarizes the Company’s common share purchase warrants outstanding as at December 31, 2011:

	Date of Grant	Opening Balance	Granted during period	Exercised	Closing Balance	Exercise Price (Cdn$)	Exercise period (months)	Expiry Date	Remaining contractual life (months)
(1)	08/11/2010	48,999		48,999	-	$1.45	15	18/02/2012	1.6
	18/02/2010	3,683,250		15,000	3,668,250	$1.45	24	18/02/2012	1.6
	16/12/2010	1,000,000		-	1,000,000	$2.30	24	16/12/2012	11.7
(1)	21/04/2011		25,000	-	25,000	$1.45	10	18/02/2012	1.6
(1)	02/06/2011		146,997	146,997	-	$1.45	8.5	18/02/2012	1.6
		4,732,249	171,997	210,996	4,693,250

(1) These agents warrants were issued pursuant to the exercise of compensation options.

Loncor Resources Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(Expressed in U.S. dollars, except for per share amounts)

The following table summarizes the Company’s common share purchase warrants outstanding as at December 31, 2010:

	Date of Grant	Opening Balance	Granted during period	Exercised	Closing Balance	Exercise Price (Cdn$)	Exercise period (months)	Expiry Date	Remaining contractual life (months)
(1)	08/11/2010	-	48,999	-	48,999	$1.45	15	18/02/2012	13.8
	18/02/2010	-	4,083,250	400,000	3,683,250	$1.45	24	18/02/2012	13.8
	18/02/2010	-	2,000,000	2,000,000	-	$1.45	24	-	-
	16/12/2010	-	1,000,000	-	1,000,000	$2.30	24	16/12/2012	23.9
		-	7,132,249	2,400,000	4,732,249

(1) These agents warrants were issued pursuant to the exercise of compensation options.

The value of the warrants was calculated using the Black-Scholes model and the assumptions were as follows:

Year ended	December 31, 2011	December 31, 2010
Risk free interest rate	1.44% - 1.77%	1.54% - 1.76%
Expected life	0.13 to 0.96 years	1 to 2 years
Annualized volatility	69.44% - 76.58%	134.02% - 156.56%
Dividend yield	0%	0%
Fair value (Cdn$)	$0.16 - $1.04	$0.90 - $1.40

In addition, as part of the February 1, 2011 brokered private placement, the Company issued to the underwriters 510,000 broker warrants each of which is exercisable to acquire a common share of the Company at a price of Cdn$2.35 until February 1, 2013. Since the fair value of the services received from the underwriters cannot be estimated reliably, the Company estimated the value using Black-Scholes. The warrants have a value of Cdn$1.63 using the Black-Scholes model with the following assumptions: volatility 115.38%, risk free rate 1.65%, expected life 2 years, dividend yield 0%.

During the year ended December 31, 2011, the Company recorded a gain on derivative financial instruments of $5,215,060 (year ended December 31, 2010 - $(2,405,857)).

c)	Earnings (loss) per share

Earnings (loss) per share was calculated on the basis of the weighted average number of common shares outstanding for the year ended December 31, 2011, amounting to 57,055,811(year ended December 31, 2010 – 41,557,829) common shares. The diluted weighted average number of common shares outstanding for the year ended December 31, 2011 is 57,816,654 (year ended December 31, 2010 – 43,379,668) common shares. As at December 31, 2011, 2,540,000 common shares related to options and warrants were anti-dilutive.

13.	Share-Based Payments

The Company has an incentive Stock Option Plan under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or consultants of the Company or any of its subsidiaries. No amounts are paid or payable by the recipient on receipt of the option, and the exercise of the options granted is not dependent on any performance-based criteria. In accordance with these programs, options are exercisable at a price not less than the last closing price of the shares at the grant date.

Under this Stock Option Plan, 25% of options granted vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.

The following tables summarize information about stock options:

For the year ended December 31, 2011:

Loncor Resources Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(Expressed in U.S. dollars, except for per share amounts)

		During the Year					Weighted average
Exercise Price Range (Cdn$)	Opening Balance	Granted	Exercised	Forfeiture	Expired	Closing Balance	remaining contractual life (years)	Vested & Exercisable	Unvested
1.00 - 1.25	3,465,000	-	-	(60,000)	-	3,405,000	2.87	3,200,000	205,000
2.45 - 2.69	-	1,485,000	-	(20,000)	-	1,465,000	3.60	366,250	1,098,750
2.70 - 3.25	-	75,000	-	-	-	75,000	4.17	18,750	56,250
	3,465,000	1,560,000	-	(80,000)	-	4,945,000	3.11	3,585,000	1,360,000
Weighted Average Exercise Price (Cdn$)	1.17	2.70	-	1.55		1.65		1.33	2.49

For the year ended December 31, 2010:

		During the Year					Weighted average
Exercise Price Range (Cdn$)	Openning Balance	Granted	Exercised	Forfeiture	Expired	Closing Balance	remaining contractual life (years)	Vested & Exercisable	Unvested
1.00 - 1.20	2,635,000		-	(50,000)	-	2,585,000	3.79	1,292,500	1,292,500
1.21 - 1.25	0	955,000	-	(75,000)	-	880,000	4.21	220,000	660,000
	2,635,000	955,000	-	(125,000)	-	3,465,000	3.89	1,512,500	1,952,500
Weighted Average Exercise Price (Cdn$)	1.14	1.25	-	1.23	-	1.17		1.16	1.18

The assessed fair value at grant date of options granted during the year ended December 31, 2011 was a weighted average Cdn$1.84 per option (December 31, 2010 - Cdn$0.98). The weighted average fair value of stock options issued and outstanding was estimated at Cdn$1.25 per stock option at the grant date (December 31, 2010 – Cdn$1.17).

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for options granted during the year ended December 31, 2011 included:

Years ended	December 31, 2011	December 31, 2010
Risk Free Interest Rate	1.83% - 2.18%	1.65% - 1.90%
Expected life	3 years	2 - 3 years
Annualized volatility	101.78% - 115.19%	156.38% - 157.32%
Dividend yield	0%	0%
Forfeiture rate	2%	1%
Grant date fair value (Cdn$)	$1.69 - $2.06	$0.91 - $1.01

Loncor Resources Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(Expressed in U.S. dollars, except for per share amounts)

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information.

During the year ended December 31, 2011, the Company recognized in the statement of comprehensive income (loss) as an expense $1,671,475 (year ended December 31, 2010– $1,211,529) representing the fair value at the date of grant of stock options previously granted to employees, directors and officers under the Company’s Stock Option Plan. In addition, an amount of $643,410 for the year ended December 31, 2011 (year ended December 31, 2010 – $676,625) related to stock options issued to employees of the Company’s subsidiary in the Congo was capitalized to exploration and evaluation asset.

Since the fair value of goods or services received from consultants cannot be estimated reliably, the Company has measured their value and the corresponding increase in equity indirectly by reference to the fair value of the equity instrument granted. During the year ended December 31, 2011, $567,699 (year ended December 31, 2010 - $235,046) was recorded as a consulting expense with respect to stock options granted to consultants.

These amounts were credited accordingly to contributed surplus in the consolidated statements of financial position. In addition, the Company has outstanding 47,998 (December 31, 2010 – 391,992) compensation options with an exercise price of Cdn$1.35 and a fair value of Cdn$0.91 per option, expiring on February 18, 2012.

14.	Commitments

Lease Commitments

The Company has entered into leases for buildings with renewal terms whereby the lease agreements can be extended based on market prices at the time of renewal. There are no restrictions placed upon the lessee by entering into these leases.

The Company's future minimum operating lease commitments as at December 31, 2011 are as follows:

2012	$154,817
$154,817

Included in commitments is $130,400 which relates to a minimum purchase obligation of helicopter services in the Congo.

15.	Financial risk management objectives and policies

a)	Fair value of financial assets and liabilities

The consolidated statements of financial position carrying amounts for cash and cash equivalents, advances receivable, balances due from/to related parties, accounts payable, accrued liabilities and the employee retention allowance approximate fair value due to their short-term nature. Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments. The Company determines the fair value of the embedded derivative related to its Canadian dollar denominated common share purchase warrants based on an estimate using the Black-Scholes model as the valuation technique.

Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Loncor Resources Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(Expressed in U.S. dollars, except for per share amounts)

There were no transfers between Level 1, 2 and 3 during the reporting period. The fair values of financial assets and liabilities carried at amortized cost are approximated by their carrying values. Cash and cash equivalents is ranked Level 1 as the market value is readily observable. The carrying value of cash and cash equivalents approximates fair value, as maturities are less than six months. Warrants are ranked within Level 3 which uses a combination of observable and unobservable inputs in calculating fair value.

	Fair Value Hierarchy	December 31, 2011	December 31, 2010	January 1, 2010
		$	$	$
Financial assets
Loans and receivables
Cash and cash equivalents	Level 1	14,667,658	10,449,774	1,536,166
Total financial assets		14,667,658	10,449,774	1,536,166

Financial liabilities
Other financial liabilities
Common share purchase warrants	Level 3	826,862	6,006,322	-
Total financial liabilities		826,862	6,006,322	-

Fair Value Measurements of warrants at Reporting Date Using:

December 31, 2011

Liabilities:	Level 1	Level 2	Level 3

Warrants	-	-	$826,862

Liabilities included within level 3 of the fair value hierarchy presented in the preceding table include certain warrants. The valuation methodology for these liabilities within level 3 uses a combination of observable and unobservable inputs in calculating fair value.

December 31, 2011 (Level 3)	Balance beginning of year	Issuance during the year	Upon exercise reclassification of liability warrants to equity	Change in fair value	Balance end of year

Warrants	$6,006,322	$262,842	$(227,242)	$(5,215,060)	$826,862

b)	Risk Management Policies

The Company is sensitive to changes in commodity prices and foreign-exchange. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. Although the Company has the ability to address its price-related exposures through the use of options, futures and forward contacts, it does not generally enter into such arrangements.

c)	Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of comprehensive income (loss). The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

Loncor Resources Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(Expressed in U.S. dollars, except for per share amounts)

The following table indicates the impact of foreign currency exchange risk on net working capital as at December 31, 2011. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Canadian dollar which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Canadian dollar would have had the equal but opposite effect as at December 31, 2011.

	2011	2010
	Canadian dollar	Canadian dollar
Cash and cash equivalents	6,378,612	1,682,245
Due from related parties	-
Prepaid expenses	30,219	27,636
Accounts payable and accrued liabilities	(157,268)	(116,415)
Employee retention allowance	(96,994)	(23,832)
Total foreign currency financial assets and liabilities	6,154,569	1,569,634
Foreign exchange rate at December 31, 2011	0.9833	1.0054
Total foreign currency financial assets and liabilities in US $	6,051,788	1,578,110
Impact of a 10% strengthening of the US $ on net loss	605,179	157,811

d)	Credit Risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand. Cash and cash equivalents is held in Canada and in the Congo. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal. As at December 31, 2011, cash and cash equivalents in the amount of $261,718 (December 31, 2010 $11,860) is on hand in the DRC.

The carrying amount of financial assets represents the maximum credit exposure. The Company’s gross credit exposure at December 31, 2011 and December 31, 2010 is as follows:

	December 31, 2011	December 31, 2010
Cash and cash equivalents	$14,667,658	$10,449,774
Advances receivable	$130,441	$46,289
Due from related parties	-	2,346
	$14,798,099	$10,498,409

e)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. If future cash flows are fairly uncertain, the liquidity risk increases. The Company’s liquidity requirements are met through a variety of sources, including cash and equity capital markets.

Loncor Resources Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(Expressed in U.S. dollars, except for per share amounts)

f)	Mineral Property Risk

The Company’s operations in the Congo are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment in or loss of part or all of the Company's assets.

g)	Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock based compensation costs.

h)	Capital Management

The Company manages its common shares, warrants and options as capital. The Company’s policy is to maintain a sufficient capital base in order to meet its short term obligations and at the same time preserve investors’ confidence required to sustain future development of the business. The Company has deliberately minimized the dilution of shareholder value to date by carefully controlling the issuance of shares and by striving to attract shareholders who understand the long term value of the business being developed.

	December 31, 2011	December 31, 2010
Cash and cash equivalents	$14,667,658	$10,449,774
Share capital	$(60,044,719)	$(37,035,494)
Deficit	$(23,465,262)	$(23,998,422)
	$(68,842,323)	$(50,584,142)

16.	Supplemental cash flow information

During the year indicated the Company undertook the following significant non-cash transactions:

		Year ended
	Note	December 31, 2011	December 31, 2010

Depreciation included in exploration and evaluation assets	9	$255,101	$125,653
Stock-based compensation included in exploration and evaluation assets	9	$643,410	$676,625
Employee retention allowance	17	$68,521	$186,075

17.	employee retention allowance

The Company has an incentive employee retention plan under which an amount equal to one month salary per year of service is accrued to each qualified employee up to a maximum of 10 months (or 10 years of service with the Company and/or a related company). To qualify for this retention allowance, an employee must complete two years of service with the Company and/or a related company. The full amount of retention allowance accumulated by a particular employee is paid out when the employee is no longer employed with the Company, unless there is a termination due to misconduct, in which case the retention allowance is forfeited. There is uncertainty about the timing of these outflows but with the information available and assumption that eligible employees will not be terminated due to misconduct, as at December 31, 2011, the Company had accrued a liability of $335,720 (December 31, 2010 - $210,036).

Loncor Resources Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(Expressed in U.S. dollars, except for per share amounts)

The following table summarizes information about changes to the Company’s employee retention allowance during the year ended December 31, 2011.

	2011	2010
Balance at beginning of year	$210,036	$0
Additions	147,742	210,036
Paid to employees	(22,058)	-
Balance at December 31, 2011	$335,720	$210,036

18.	Income Taxes

The following table reconciles the income taxes calculated at statutory rates with the income tax expense in the statement of comprehensive income (loss):

	Years Ended December 31,
	2011	2010
	$	$
Net income (loss) for the year	726,183	(5,871,987)
Combined federal and provincial income tax rates	28.25%	31%
Income tax recovery at Canadian federal and provincial statutory rates	205,147	(1,820,316)

Non deductible expenses	(1,209,035)	1,367,910
Share issue costs	(294,900)
Difference between Canadian rates and rates applicable to subsidiary in the United States	11,303	(6,741)
Change in tax rate	121,103	43,643
Foreign exchange differences	10,910	(181,507)
Expired losses	-	782,918
Other	(365)	-
Change in unrecognized deferred tax asset	1,348,860	(67,866)
	193,023	118,041

The change in the Canadian statutory rate over the prior year is the result of a reduction in the federal and provincial tax rates.

The Company has temporary differences of $2,988,064 (December 31, 2010 - $1,639,204) for which no deferred tax asset is recognized. All temporary differences have been recognized in operating income.

The nature and tax effect of the temporary differences giving rise to the deferred income tax assets and liabilities at December 31, 2011 and 2010 are summarized as follows:

	Years Ended December 31,
	2011	2010
	$	$
Non-capital losses carried forward	2,374,267	1,233,044
Financing costs	581,285	376,864
Fixed assets	32,512	29,296
	2,988,064	1,639,204
Unrecognized deferred tax assets	(2,988,064)	(1,639,204)
Deferred tax asset	-	-
Mineral properties	757,815	564,792
Deferred tax liability	757,815	564,792

Loncor Resources Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(Expressed in U.S. dollars, except for per share amounts)

As at December 31, 2011, the Company has available non-capital losses in Canada of approximately $7,989,000 that if not utilized will expire as follows:

2012	$710,000
2023	33,000
2024	109,000
2025	212,000
2026	335,000
2027	169,000
2028	255,000
2029	864,000
2030	1,949,000
2031	3,353,000
$7,989,000

As at December 31, 2011, the Company has available non-capital losses in the United States of approximately $1,075,000 that if not utilized will expire as follows:

2022	$102,000
2023	277,000
2024	236,000
2025	39,000
2026	158,000
2027	246,000
2028	9,000
2029	5,000
2030	1,000
2031	2,000
$1,075,000

19.	First Time Adoption of International Financial Reporting Standards

IFRS 1, First Time Adoption of International Financial Reporting Standards, requires that comparative financial information be provided. As a result, the first date at which the Company has applied IFRS was January 1, 2010. IFRS 1 requires first-time adopters to retrospectively apply all effective IFRS standards as of the reporting date, which for the Company will be December 31, 2011. However, it also provides for certain optional exemptions and certain mandatory exceptions for first-time IFRS adoption. Prior to transition to IFRS, the Company prepared its financial statement in accordance with Canadian GAAP.

In preparing the Company’s opening IFRS consolidated statements of financial position, the Company has adjusted amounts reported previously in the financial statements prepared in accordance with previous Canadian GAAP. The IFRS 1 applicable exemptions and exceptions applied in the conversion from Canadian GAAP to IFRS are as follows:

i.	Business combinations

The Company has elected not to retrospectively or prospectively apply IFRS 3 to the business combination that occurred prior to the transition date and therefore, has not restated any of these transactions.

Loncor Resources Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(Expressed in U.S. dollars, except for per share amounts)

ii.	Share-based payment transactions

The Company has elected not to retrospectively apply IFRS 2 to equity instruments that were granted and that vest before the transition date. As a result of applying this exemption, the Company has applied the provision of IFRS 2 to all outstanding equity instruments that were unvested prior to the date of transition to IFRS.

iii.	Estimates

The estimates previously made by the Company under Canadian GAAP were not revised for the application of IFRS except where necessary to reflect any difference in accounting policy or where there was objective evidence that those estimates were in error. As a result, the Company has not used hindsight to create or revise estimates.

IFRS employs a conceptual framework that is similar to Canadian GAAP. However significant differences exist in certain matters of recognition, measurement and disclosure. While the adoption has not changed the Company’s actual cash flows, it has resulted in changes to the Company’s consolidated statements of financial position and statements of comprehensive income (loss). The statements of comprehensive income (loss) have been changed to comply with IAS 1 Presentation of Financial Statements. The Canadian GAAP consolidated balance sheets as at January 1, 2010 and December 31, 2010, the consolidated statements of operations and comprehensive income (loss) for the year ended December 31, 2010 as well as the consolidated statement of cash flows for the year ended December 31, 2010 have been reconciled to IFRS, with a summary of the most significant changes in policy as follows:

a)          Share-Based Payments

Under IFRS 2 Share-Based Payments, each tranche of an award with different graded vesting are accounted for as separate awards and the resulting fair value is amortized over the vesting period of the respective tranches. Under Canadian GAAP, the Company was accounting for these as a single award. In addition, under IFRS 2, the Company is required to estimate the number of forfeitures likely to occur on grant date and reflect this in the share-based payment expense revising for actual experiences in subsequent periods. Under Canadian GAAP, forfeitures were recognized as they occurred.

The impact of adjustments related to share-based payments on the Company’s consolidated statements of financial position is as follows:

	December 31, 2010	January 1, 2010
	$	$
Exploration and evaluation assets	216,021	39,443
Impact on total assets	216,021	39,443

Deferred taxes	227,045	24,057
Contributed surplus	417,770	281,237
Deficit	(428,794)	(265,851)
Impact on total liabilities and equity	216,021	39,443

b)          Common Share Purchase Warrants

Under Canadian GAAP, the Company accounted for its CDN$ denominated common share purchase warrants as equity instruments measured at their historical cost. Under IFRS, warrants issued with exercise prices denominated in currencies other than the Company’s functional currency are considered derivative instruments and have been reclassified as liabilities measured at fair value. On initial recognition and at each subsequent reporting date the derivatives are adjusted to fair value and changes in fair value are recognized in the consolidated statement of comprehensive income (loss).

Loncor Resources Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(Expressed in U.S. dollars, except for per share amounts)

The impact of adjustments related to the common share purchase warrants on the Company’s consolidated statements of financial position is as follows:

	December 31, 2010	January 1, 2010
	$	$
Common share purchase warrants	6,006,322	-
Impact on total liabilities	6,006,322	-

Share capital	(3,600,465)	-
Deficit	(2,405,857)	-
Impact on total liabilities and equity	(6,006,322)	-

c)          Presentation difference

Mineral properties as reported under Canadian GAAP have been classified into exploration and evaluation assets under IFRS. There was no impact on the statement of comprehensive income (loss).

d)          Non-IFRS reclassification

Concurrent with the work performed for the transition to IFRS, the Company took the opportunity to consider its financial disclosures and decided to make additional reclassifications. While these are not as a direct result of the IFRS transition, the Company has identified such reclassifications in order to assist the reader in making comparisons with historic financial information which has previously been published. The reclassification for employee retention was made from long term to short term liability and resulted in no impact to total liabilities and total net assets.

Loncor Resources Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(Expressed in U.S. dollars, except for per share amounts)

The Canadian GAAP consolidated balance sheet as at January 1, 2010 has been reconciled to IFRS as follows:

		January 1, 2010

	Notes	Canadian GAAP	Effect of Transition to IFRS	IFRS

Assets
Current Assets
Cash and cash equivalents		$1,536,166	$-	$1,536,166
Advances receivable		2,798	-	2,798
Prepaid expenses and deposits		98,663	-	98,663
Total Current Assets		1,637,627	-	1,637,627

Non-Current Assets
Property, plant and equipment		27,651	-	27,651
Mineral properties	19 c	4,954,402	(4,954,402)	-
Exploration and evaluation assets	19 c	-	4,993,845	4,993,845
Intangibles		1	-	1
Total Non-Current Assets		4,982,054	39,443	5,021,497

Total Assets		6,619,681	39,443	6,659,124

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable		44,776	-	44,776
Accrued liabilities		47,575	-	47,575
Due to related parties		510,867	-	510,867
Notes payable		2,403,508	-	2,403,508
Total Current Liabilities		3,006,726	-	3,006,726

Deferred taxes		422,694	24,057	446,751
Total Liabilities		3,429,420	24,057	3,453,477

Shareholders' Equity
Share capital		20,341,246	-	20,341,246
Contributed surplus	19 a, b	591,558	281,237	872,795
Deficit	19 a, b	(17,742,543)	(265,851)	(18,008,394)
Total Shareholders' Equity		3,190,261	15,386	3,205,647
Total Liabilities and Shareholders' Equity		$6,619,681	$39,443	$6,659,124

Loncor Resources Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(Expressed in U.S. dollars, except for per share amounts)

The Canadian GAAP consolidated balance sheet as at December 31, 2010 has been reconciled to IFRS as follows:

		December 31, 2010

	Notes	Canadian GAAP	Effect of Transition to IFRS	IFRS

Assets
Current Assets
Cash and cash equivalents		$10,449,774	$-	$10,449,774
Advances receivable		46,289	-	46,289
Due from related party		2,346	-	2,346
Prepaids expenses and deposits		136,596	-	136,596
Total Current Assets		10,635,005	-	10,635,005

Non-Current Assets
Property, plant and equipment		548,700	-	548,700
Exploration and evaluation assets	19 c	-	12,657,792	12,657,792
Mineral properties	19 c	12,402,328	(12,402,328)	-
Intangible assets		1	-	1
Total Non-Current Assets		12,951,029	255,464	13,206,493

Total Assets		23,586,034	255,464	23,841,498

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable		408,962	-	408,962
Accrued liabilities		73,864	-	73,864
Due to related parties		118,765	-	118,765
Employee retention allowance		210,036	-	210,036
Total Current Liabilities		811,627	-	811,627

Common share purchase warrants	19 b	-	6,006,322	6,006,322
Deferred taxes		337,747	227,045	564,792
Total Liabilities		1,149,374	6,233,367	7,382,741

Shareholders' Equity
Share capital		40,635,959	(3,600,465)	37,035,494
Contributed surplus	19 a, b	2,722,678	699,007	3,421,685
Deficit	19 a, b	(20,921,977)	(3,076,445)	(23,998,422)
Total Shareholders' Equity		22,436,660	(5,977,903)	16,458,757
Total Liabilities and Shareholders' Equity		$23,586,034	$255,464	$23,841,498

Loncor Resources Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(Expressed in U.S. dollars, except for per share amounts)

The Canadian GAAP consolidated statement of operations and other comprehensive income (loss) for the year ended December 31, 2010 have been reconciled to IFRS as follows:

		Year Ended December 31, 2010
	Notes	Canadian GAAP	Effect of Transition to IFRS	IFRS
Expenses
Consulting, management and professional fees	19 a	$822,373	$(4,797)	$817,576
Employee benefits		585,543	-	585,543
Office and sundry		78,023	-	78,023
Share-based payment expense	19 a	1,004,983	206,546	1,211,529
Travel and promotion		154,519	-	154,519
Depreciation		851	-	851
Interest and bank expenses		1,231	-	1,231
Impairment loss		957,318	-	957,318
Foreign exchange gain		(307,662)	-	(307,662)
Net loss from operations		(3,297,179)	(201,749)	(3,498,928)

Interest income		32,798	-	32,798
Loss on derivative financial instruments	19 b	-	(2,405,857)	(2,405,857)

Loss from pre-tax		(3,264,381)	(2,607,606)	(5,871,987)

Income tax recovery (expense)		84,947	(202,988)	(118,041)

Loss for the year		(3,179,434)	(2,810,594)	(5,990,028)

Comprehensive loss for the year		$(3,179,434)	$(2,810,594)	$(5,990,028)

Loss per share, basic and diluted		$(0.08)	-	$(0.14)

Loncor Resources Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(Expressed in U.S. dollars, except for per share amounts)

The Canadian GAAP reconciliation to IFRS of the consolidated statement of cash flows for the year ended December 31, 2010 is as follows:

		Year ended December 31, 2010
	Notes	Canadian GAAP	Effect of Transition to IFRS	IFRS

Cash flows from operating activities
Loss for the year	19 a, b	$(3,179,434)	$(2,810,594)	$(5,990,028)
Adjustments to reconcile loss to net cash used in operating activities
Amortization		851	-	851
Share-based payments - employees	19 a	1,004,983	206,546	1,211,529
Share-based payments - consultants	19 a	239,843	(4,797)	235,046
Employee retention allowance		210,036	-	210,036
Impairment loss		957,318	-	957,318
Recovery of tax		(84,947)	202,988	118,041
Loss on derivative financial instruments	19 b	-	2,405,857	2,405,857
Changes in non-cash working capital				-
Advances receivable		(43,491)	-	(43,491)
Due to related parties		83,692	-	83,692
Prepaid expenses and deposits		(37,933)	-	(37,933)
Accounts payable		364,186	-	364,186
Accrued liabilities		26,289	-	26,289
Net cash used in operating activities		(458,607)	-	(458,607)

Cash flows from investing activities
Acquisition of property, plant, and equipment		(647,553)	-	(647,553)
Expenditures on mineral properties	19 c	(7,818,987)	7,818,987	-
Expenditures on exploration and evaluation assets	19 c	-	(7,818,987)	(7,818,987)
Net cash used in investing activities		(8,466,540)	-	(8,466,540)

Cash flows from financing activities
Due to related parties		(478,140)		(478,140)
Repayment of notes payable		(2,403,508)		(2,403,508)
Proceeds from common shares issued		20,720,403	-	20,720,403
Net cash provided from financing activities		17,838,755	-	17,838,755

Net increase in cash during the year		8,913,608	-	8,913,608
Cash, beginning of the year		1,536,166	-	1,536,166
Cash, end of the year		$10,449,774	$-	$10,449,774

Loncor Resources Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(Expressed in U.S. dollars, except for per share amounts)

The Canadian GAAP reconciliation to IFRS of the consolidated statement of changes in shareholders’ equity as at January 1, 2010 is as follows:

		January 1, 2010
	Notes	Canadian GAAP	Effect of Transition to IFRS	IFRS
Common Shares Amount	19 b	$20,341,246	-	$20,341,246
Contributed Surplus	19 a,b	591,558	281,237	872,795
Deficit	19 a,b	(17,742,543)	(265,851)	(18,008,394)
Total Shareholders' Equity		$3,190,261	$15,386	$3,205,647

The Canadian GAAP reconciliation to IFRS of the consolidated statement of changes in shareholders’ equity for the year ended December 31, 2010 is as follows:

		Year Ended December 31, 2010
	Notes	Canadian GAAP	Effect of Transition to IFRS	IFRS
Common Shares Amount	19 b	$40,635,959	$(3,600,465)	$37,035,494
Contributed Surplus	19 a,b	2,722,678	699,007	3,421,685
Deficit	19 a,b	(20,921,977)	(3,076,445)	(23,998,422)
Total Shareholders' Equity		$22,436,660	$(5,977,903)	$16,458,757

