Form 20-F
period 2012-12-31
Loncor Resources Inc.
filed 2013-03-29
CIK 1472619

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

Commission file number: 001-35124

LONCOR RESOURCES INC.

(Exact Name of Registrant as Specified in Its Charter)

Ontario

(State or Other Jurisdiction of Incorporation of Organization)

1 First Canadian Place, 100 King Street West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada

(Address of Principal Executive Offices, including Zip Code)

Contact: Geoffrey G. Farr; Phone: (416) 366-2221; Fax: (416) 366-7722; Address: 1 First Canadian Place, 100 King Street West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Common Shares	TSX Venture Exchange, NYSE MKT LLC

Securities registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2012:

73,439,732 common shares

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

Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	Accelerated filer	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting	Other ☐
Standards as issued by the International
Accounting Standards Board ☒

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes ☐ No ☒

LONCOR RESOURCES INC. - FORM 20-F

-ii-

Table of Contents

(continued)

-iii-

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 20-F and the documents incorporated by reference herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of Canadian provincial securities laws (such forward-looking statements and forward-looking information are referred to herein as "forward-looking statements"). Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. All statements, other than statements which are reporting results as well as statements of historical fact, that address activities, events or developments that Loncor Resources Inc. (the "Company" or "Loncor") believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding mineral resource estimates, drilling and other exploration results, potential mineralization, potential mineral resources, and the Company's exploration and development plans and objectives with respect to its projects) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual events or results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual events or results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainties relating to the availability and costs of financing in the future; risks related to the exploration stage of the Company's properties; the possibility that future exploration results will not be consistent with the Company's expectations; failure to establish estimated mineral resources or mineral reserves; fluctuations in gold prices and currency exchange rates; inflation; rules adopted by the U.S. Securities and Exchange Commission that may affect mining operations in the Democratic Republic of the Congo; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); changes in equity markets; political developments in the Democratic Republic of the Congo; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations or policies affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; the Company's history of losses and expectation of future losses; the Company's ability to acquire additional commercially mineable mineral rights; risks related to the integration of any new acquisitions into the Company's existing operations; increased competition in the mining industry; and the other risks disclosed under the heading "Risk Factors" in this Form 20-F.

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

The mineral resource figures referred to in this Form 20-F are estimates and no assurances can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the resource estimates included in this Form 20-F are well established, by their nature, resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company.

Due to the uncertainty that may be attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Confidence in the estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability sufficient for public disclosure, except in certain limited circumstances. Inferred mineral resources are excluded from estimates forming the basis of a feasibility study.

Statements concerning actual mineral resource estimates are also deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the relevant project or property is developed. Mineral resources that are not mineral reserves do not have demonstrated economic viability. There is no certainty that mineral resources can be upgraded to mineral reserves through continued exploration.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE ESTIMATES

This Form 20-F, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Without limiting the foregoing, this Form 20-F, including the documents incorporated by reference herein, uses the terms "measured", "indicated" and "inferred" resources. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the U.S. Securities and Exchange Commission (the "SEC") does not recognize them. Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the "inferred resources" will ever be upgraded to a higher category. Therefore, U.S. investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report mineral deposits that do not constitute "reserves" as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this Form 20-F or in the documents incorporated by reference, may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this Form 20-F have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ significantly from the requirements of the SEC, and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. One consequence of these differences is that "reserves" calculated in accordance with Canadian standards may not be "reserves" under the SEC standards.

2

U.S. investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-35124, which may be secured from the Company, or from the SEC's website at http://www.sec.gov.

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

Item 3. Key Information

A. Selected Financial Data

The selected consolidated financial information set forth below for each of the three years ended December 31, 2012, 2011 and 2010, which is expressed in United States dollars (the Company prepares its financial statements in United States dollars), has been derived from the Company's audited consolidated financial statements as at and for the financial years ended December 31, 2012, 2011 and 2010 filed as part of this Form 20-F under Item 18. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board, which differ in certain respects from the principles the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States ("United States GAAP"). The selected consolidated financial information should be read in conjunction with the discussion in Item 5 of this Form 20-F and the said consolidated financial statements and related notes thereto. Historical results from any prior period are not necessarily indicative of results to be expected for any future period.

	(in $000 except share data)
IFRS	2012	2011	2010
Revenue	$-	$-	$-
Net income (loss) from operations	(2,027)	726	(5,872)
Net income (loss) for the year	(2,082)	533	(5,990)
Basic net income (loss) per share	(0.03)	0.01	(0.14)
Current assets	11,270	14,931	10,635
Exploration and evaluation expenditures	48,255	30,090	12,658
Total assets	60,274	45,800	23,841
Total liabilities	2,488	2,464	7,383
Net assets	57,786	43,336	16,459
Share capital	75,715	60,045	37,035
Shareholders' equity	57,786	43,336	16,459
Weighted average common shares outstanding	62,396	57,056	41,558

The selected consolidated financial information set forth in the first table below for each of the two years ended December 31, 2009 and 2008, which is expressed in United States dollars (the Company prepares its financial statements in United States dollars), has been derived from the Company's audited consolidated financial statements as at and for the financial years ended December 31, 2009 and 2008. These consolidated financial statements were prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"), which differ in certain respects from the principles the Company would have followed had its consolidated financial statements been prepared in accordance with United States GAAP.

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

If the Company had followed United States GAAP in respect of the two years ended December 31, 2009 and 2008, certain items in the consolidated financial statements would have been reported as set forth in the second table below.

The selected consolidated financial information in the IFRS chart above should not be compared to the information in the Canadian GAAP or United States GAAP charts below as the information was prepared using difference financial reporting standards.

	(in $000 except share data)
Canadian GAAP	2009	2008
Revenue	$1	$166
Net income (loss) from operations	(1,010)	(406)
Net income (loss) for the year	(1,011)	(371)
Basic net income (loss) per share	(0.04)	(0.01)
Current assets	1,638	1,633
Exploration and evaluation expenditures	4,954	3,958
Total assets	6,620	5,649
Total liabilities	3,429	3,788
Net assets	3,190	1,861
Share capital	20,341	18,317
Shareholders' equity	3,190	1,861
Weighted average common shares outstanding	28,559	24,712

	(in $000 except share data)
United States GAAP	2009	2008
Revenue	$1	$166
Net income (loss) from operations	(2,007)	(2,276)
Net income (loss) for the year	(2,007)	(2,241)
Basic net income (loss) per share	(0.07)	(0.09)
Current assets	1,638	1,633
Exploration and evaluation expenditures	-	-
Total assets	1,665	1,691
Total liabilities	3,007	3,365
Net assets	(1,341)	(2,097)
Share capital	20,341	18,317
Shareholders' equity	(1,341)	(2,097)
Weighted average common shares outstanding	28,559	24,712

Exchange Rates

On March 22, 2013, the buying rate in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York, was Cdn$1.00 = US$0.9781. The following table sets forth, for each of the years indicated, additional information with respect to the noon buying rate for Cdn$1.00. Such rates are set forth as U.S. dollars per Cdn$1.00 and are based upon the rates quoted by the Federal Reserve Bank of New York.

Rate	2012	2011	2010	2009	2008
Average (1)	1.0008	1.0144	0.9659	0.8793	0.9335

(1) The average rate means the average of the exchange rates on the last day of each month during the year.

Canadian/United States Dollar Exchange Rates for the Previous Six Months

Rate	October 2012	November 2012	December 2012	January 2013	February 2013	March 2013(1)
High	1.0243	1.0074	1.0162	1.0164	1.0041	0.9802
Low	0.9997	0.9971	1.0042	0.9923	0.9722	0.9696

(1) Provided for the period from March 1, 2013 to March 22, 2013.

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

The assets and operations of Loncor are subject to political, economic and other uncertainties as a result of being located in the DRC.

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

Some or all of the Company's properties are located in regions where political instability and violence is ongoing (for example, in November 2012, the M23 rebel group took over the city of Goma (Loncor's operations are located about 420 kilometres northwest of Goma and were unaffected by the M23 situation), but subsequently withdrew from Goma under international pressure). Some or all of the Company's properties are inhabited by artisanal miners. These conditions may interfere with work on the Company's properties and present a potential security threat to the Company's employees. There is a risk that activities at the Company’s properties may be delayed or interfered with, due to the conditions of political instability, violence or the inhabitation of the properties by artisanal miners. The Company uses its best efforts to maintain good relations with the local communities in order to minimize such risks.

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

The Company’s properties are in the exploration stage, and there can be no assurance that the Company’s exploration activities will result in discoveries that are commercially viable.

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

The Company may be adversely affected by fluctuations in gold prices.

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

The Company’s activities are subject to various laws and government approvals and no assurance can be given that the Company will be successful in obtaining or maintaining such approvals or that it will successfully comply with all applicable laws.

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

Exploration, development and mining involve a high degree of risk.

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

There can be no assurance that an active market for the Company’s securities will be sustained.

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

The Company expects that it will be considered a passive foreign investment company or "PFIC".

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

The Company has a history of losses and may never achieve revenues or profitability.

The Company has incurred losses from operations since it became a mineral exploration company in November 2008 and the Company expects to incur losses from operations for the foreseeable future.

The Company had an accumulated deficit of US$25.547 million as of December 31, 2012. The losses do not include capitalized mineral property exploration costs.

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

In order to develop any of its projects the Company will need to establish the facilities and material necessary to support operations in the remote locations in which they are situated, which lack basic infrastructure.

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

There is uncertainty in the estimation of mineral resources.

The mineral resource figures referred to in this Form 20-F and in the Company's filings with the SEC and applicable Canadian securities regulatory authorities, press releases and other public statements that may be made from time to time are estimates. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that this mineralization could be mined or processed profitably.

The Company has not commenced commercial production on any of its properties, and has not defined or delineated any proven or probable reserves on any of its properties. Mineralization estimates for the Company's properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.

The resource estimates referred to in this Form 20-F have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in the market price for gold may render portions of the Company's mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Company's ability to extract this mineralization, could have a material adverse effect on the Company's results of operations or financial condition.

The Company has not established the presence of any proven or probable reserves at any of its properties. There can be no assurance that subsequent testing or future studies will establish proven and probable reserves on such properties. The failure to establish proven and probable reserves on such properties could severely restrict the Company's ability to successfully implement its strategies for long-term growth.

There is uncertainty relating to inferred mineral resources.

There is a risk that the inferred mineral resources referred to in this Form 20-F cannot be converted into mineral reserves as the ability to assess geological continuity is not sufficient to demonstrate economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to resources with sufficient geological continuity to constitute proven and probable mineral reserves as a result of continued exploration.

The Company is exposed to a heightened degree of risk due to the lack of property diversification.

The Ngayu and North Kivu projects account for all of the Company's mineral properties. Any adverse development affecting the progress of either of these projects may have a material adverse effect on the Company's financial performance and results of operations.

Negative market perception of junior mineral exploration companies could adversely affect the Company.

Market perception of junior mineral exploration companies such as the Company may shift such that these companies are viewed less favourably. This factor could impact the value of investors' holdings and the ability of the Company to raise further funds, which could have a material adverse effect on the Company's business, financial condition and prospects.

The SEC has adopted rules that may affect mining operations in the DRC.

The Company’s business is subject to evolving corporate governance and public disclosure regulations that have increased both the Company’s compliance costs and the risk of noncompliance, which could have an adverse effect on the Company’s stock price.

The Company is subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the SEC, the Canadian Securities Administrators, the New York Stock Exchange, the Toronto Stock Exchange, and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by the United States Congress, making compliance more difficult and uncertain. For example, on July 21, 2010, the United States Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act, which resulted in the SEC adopting rules that will require the Company to disclose on an annual basis, beginning in 2014, certain payments made by the Company, its subsidiaries or entities controlled by it, to the U.S. government and foreign governments, including sub-national governments. The SEC has also adopted rules under the Dodd Frank Act that will require a company filing reports with the SEC to disclose on an annual basis, beginning in 2014, whether certain “conflict minerals” necessary to the functionality or production of a product manufactured by such company originated in the DRC or any adjoining country. The Company currently holds properties located in the DRC. It is possible that the new SEC rules regarding conflict minerals could adversely affect the value of the minerals mined in the DRC, which may impact the value of the Company’s interests in those properties. The Company’s efforts to comply with the Dodd-Frank Act, the rules and regulations promulgated thereunder, and other new rules and regulations have resulted in, and are likely to continue to result in, increased general and administration expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

The Company is not insured to cover all potential risks.

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

The Company’s operations may be adversely affected by environmental hazards on the properties and related environmental regulations.

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

The Company is a foreign corporation and all of the Company’s directors and officers except one director are outside the United States, which makes enforcement of civil liabilities difficult.

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

The Company’s business depends on its ability to identify and acquire commercially mineable mineral rights, and there can be no assurances that it will be successful in such efforts.

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

Litigation may adversely affect the Company’s financial position, results of operations or the Company’s project development operations.

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

Future hedging activities may result in selling products at a price lower than could have otherwise been received.

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

Increased sales of the Company’s common shares by shareholders could lower the marketplace of the shares.

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

Fluctuations in currency could have a material impact on the Company’s financial statements.

The Company uses the United States dollar as its functional currency. Fluctuations in the value of the United States dollar relative to other currencies (including the Canadian dollar) could have a material impact on the Company's consolidated financial statements by creating gains or losses. No currency hedge policies are in place or are presently contemplated.

The loss of key management personnel or the inability to recruit additional qualified personnel may adversely affect the Company’s business.

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

The Company may not be able to compete with current and potential exploration companies, some of whom have greater resources and technical facilities.

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

Certain directors and officers may be in a position of conflict of interest with respect to the Company due to their relationship with other resource companies.

A number of directors and officers of the Company also serve as directors and/or officers of other companies involved in the exploration and development of natural resource properties. As a result, conflicts may arise between the obligations of these individuals to the Company and to such other companies.

The Company has never paid and has no plans to pay dividends.

The Company has not paid out any cash dividends to date and has no plans to do so in the immediate future. As a result, an investor’s return on investment in the Company’s common shares will be solely determined by his or her ability to sell such shares in the secondary market.

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

Also in February 2010, the Company completed a non-brokered private placement financing involving the issuance to an affiliate ("Newmont") of Newmont Mining Corporation of 4,000,000 units of the Company at a price of Cdn$1.25 per unit for aggregate gross proceeds of Cdn$5,000,000. The units issued under this financing had the same terms as the units issued under the February 2010 brokered private placement. In December 2010, Newmont exercised the 2,000,000 warrants that it had acquired under the said February 2010 non-brokered private placement, resulting in the issuance by the Company to Newmont of 2,000,000 common shares of the Company at a price of Cdn$1.45 per share for gross proceeds to the Company of Cdn$2,900,000.

The Company established the main Ngayu exploration camp in early 2010 at the Yindi prospect, located in the southwest corner of the Ngayu gold project area.

In June 2010, the Company announced initial assay results from the Makapela prospect at the Company's Ngayu gold project. A core drilling program at Makapela commenced in November 2010 with the objective of testing along strike and at depth the sub vertical, vein mineralized system being exploited by the artisanal miners at the Main, North and Sele Sele pits which returned significant results from channel sampling. Drill results at Makapela have since been announced by the Company via a number of press releases in 2011 and 2012.

Exploration at the Itali prospect at the Company's Ngayu gold project commenced during the third quarter of 2010 and continued during 2011. The Itali prospect is located about 10 kilometres south of Makapela. In January 2012, the Company announced the results of its first drill hole at the Itali prospect. Additional drill results at the Itali prospect were announced by the Company in October 2012.

In December 2010, the Company completed a non-brokered private placement with Newmont involving the issuance by the Company to Newmont of 2,000,000 units of the Company at a price of Cdn$1.95 per unit for aggregate gross proceeds of Cdn$3,900,000. Each such unit was comprised of one common share of the Company and one-half of one common share purchase warrant of the Company. Each full warrant was exercisable into one additional common share of the Company at a price of Cdn$2.30 until December 2012 (these warrants expired in December 2012 without being exercised).

In February 2011, the Company and Newmont entered into a technology consultation services agreement pursuant to which Newmont agreed to make available to Loncor, at Loncor’s reasonable request, exploration consultation services to assist Loncor in the exploration of Loncor's Ngayu gold project.

Also in February 2011, the Company completed concurrent brokered and non-brokered private placement equity financings. Pursuant to a “bought deal” private placement financing conducted by a syndicate of investment dealers, the Company issued 8,500,000 common shares of the Company at a price of Cdn$2.35 per share, resulting in aggregate gross proceeds of Cdn$19,975,000. The Company also issued, by way of non-brokered private placement, to Newmont, 1,700,000 common shares of the Company at a price of Cdn$2.35 per share for aggregate proceeds of Cdn$3,995,000.

In April 2011, the Company’s common shares commenced trading on the NYSE MKT LLC (formerly called NYSE Amex LLC). The Company retained its primary listing on the TSX Venture Exchange.

In December 2011, the Company announced the results of the regional assessment of its Ngayu gold project. The targets were outlined by assessing the results of two regional BLEG (Bulk Leach Extractable Gold) geochemical surveys conducted during 2011 as part of the technology consultation services agreement between Loncor and Newmont. In accordance with this agreement, Loncor is able to utilize advanced exploration assessment techniques developed by Newmont. As part of this evaluation program, the BLEG results were assessed in conjunction with a detailed geophysical magnetic interpretation of the Ngayu Greenstone belt also undertaken by senior Newmont geophysicists to define the target areas. The initial BLEG survey commenced in March 2011 and comprised the collection of 418 stream sediment samples, at an average sample density of one sample per 10 square kilometres. A second round of infill BLEG sampling was undertaken in September 2011 consisting of 185 samples at an average sample density of one sample per four square kilometres. Samples were sent to Newmont's proprietary geochemical laboratory in Perth, Australia for preparation and analysis. From these results, six high priority targets have been delineated together with seven medium priority targets for follow up.

In January 2012, the Company announced initial bottle roll metallurgical testwork results for the Makapela prospect at the Company's Ngayu gold project. Bottle roll is a preliminary metallurgical test to determine how much and how easily gold may be liberated from an ore using cyanide.

In May 2012, the Company announced a maiden mineral resource estimate for the Company's Makapela prospect, of 4.10 million tonnes grading 7.59 g/t Au (using a 2.75 g/t Au cut-off) for an inferred mineral resource of 1.0 million ounces. The Company also announced that this mineral resource was outlined down to a maximum vertical depth 500 metres below surface with gold mineralization open at depth, and that there was significant potential to grow the resource further at depth and in sub-parallel veins.

In June 2012, the Company announced an exploration update on its regional target follow-up at its Ngayu gold project, reporting that initial groundwork on the priority regional targets has delineated significant mineralized gold trends at Nagasa (4.5 kilometres), Matete (2.0 kilometres) and Mondarabe (1.5 kilometres) in the Imva Fold area. The Company also reported that it has commenced a preliminary economic assessment of the Makapela prospect.

In October 2012, the Company completed two financings concurrently, raising total gross proceeds of Cdn$14,799,750. The first financing involved the issuance of 9,245,000 common shares of the Company at a price of Cdn$1.05 per share for aggregate gross proceeds of Cdn$9,707,250. This offering was conducted by a syndicate of investment dealers and was made by way of a short form prospectus filed with securities regulatory authorities in all of the provinces of Canada (other than Québec). The said shares were also offered on a private placement basis in certain jurisdictions outside of Canada. The second financing involved a non-brokered private placement to Newmont of 4,850,000 common shares of the Company at a price of Cdn$1.05 per share for aggregate gross proceeds of Cdn$5,092,500. Newmont now holds 14,550,000 (representing 19.81%) of the outstanding common shares of the Company.

B. Business Overview

General

Loncor is a Canadian gold exploration company focused on two projects in the DRC, the Ngayu and North Kivu projects. The Company has exclusive gold rights to an area that covers most of the Ngayu Archaean greenstone belt in Orientale province in the northeast portion of the DRC. Loncor also owns or controls 53 exploration permits in North Kivu province, covering 14,344 square kilometres, located west of the city of Butembo. Both areas have historic gold production. Led by a team of senior exploration professionals with extensive African experience, Loncor's strategy includes an aggressive drilling program to follow up on initial known targets as well as covering the entire greenstone belt with regional geochemical and geophysical surveys. Additional information with respect to the Company's projects and the exploration of such projects by the Company can be found below under "Loncor Mineral Properties".

The Loncor Foundation

In early 2010, the Company established the Loncor Foundation, a registered charity in the DRC, funded by the Company with the goal of improving the quality of life and opportunities for communities near the Company's exploration projects. In meetings and discussions with community representatives, it was determined that the Loncor Foundation would focus primarily on health and education projects. Based on this advice, the Loncor Foundation initiated a number of community projects near the Yindi and Makapela prospects at the Ngayu project and the Manguredjipa prospect at the North Kivu project. These included the construction of a new primary school for 400 students at Yindi, which has now been completed with 700 students currently attending. The Loncor Foundation also donated text and exercise books for teachers and students in 2011 and 2012 and made a donation of 40 hospital beds to two medical clinics in the Yindi area. Loncor Foundation projects at Manguredjipa have included financial support for a community electrification project and the construction of six showers and latrines at the Manguredjipa General Hospital, as well as the donation of a motorbike for use by medical staff at the hospital.

The primary focus of the Loncor Foundation in 2011 and 2012 was the construction of the Bole Bole medical clinic at Makapela, which has now been completed. Also in 2012, the Foundation initiated a program to fund the salaries of 12 teachers at the Yindi primary school, eliminating the need for parents to pay tuition costs and increasing enrollment at the school.

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

Ngayu Project

Certain of the following disclosure relating to the Company’s Ngayu gold project is derived from the independent technical report (the "Ngayu Technical Report") dated May 29, 2012 and entitled "Updated National Instrument 43-101 Independent Technical Report on the Ngayu Gold Project, Orientale Province, Democratic Republic of the Congo" prepared for Loncor by Venmyn Rand (Pty) Ltd ("Venmyn"). A copy of the Ngayu Technical Report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

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

Before 1961, during colonial times, a total of 13 gold deposits were identified within the Ngayu greenstone belt and six of them are found within the Ngayu project as shown in Figure 2. This greenstone belt envelops the Yindi gold deposit and borders the Adumbi gold deposit which is located within the Kilo Gold Mines PRs. The most obvious prospect identified by Loncor to date is the Makapela prospect located in the northern portion of the Ngayu Project. This has been the focus of exploration in 2011 and the first half of 2012.

Legal Aspects and Tenure

The Ngayu project consists of PR number 1793 to 1807, excluding 1795 and 1799, issued to Rio Tinto Exploration RDC Orientale Sprl ("PermitCo"), a subsidiary of Rio Tinto operating in the Orientale Province, DRC. The Ngayu project PRs were renewed on February 10, 2012 and will expire on February 9, 2017. The PR details are shown in Table 1 below.

Loncor has entered into an option agreement (the "Option Agreement") with PermitCo dated January 26, 2010, which Option Agreement allows Loncor to explore for gold on these particular PR areas. PermitCo’s exploration is focused on iron ore, such that the Option Agreement stipulates that Loncor has permission to explore for gold provided that this exploration does not disturb or interfere with the iron ore exploration rights. Additional terms of the Option Agreement are as follows:

Figure 1

REGIONAL LOCATION OF THE NGAYU PROJECT

DRC
CENTRAL AFRICAN REPUBLIC
SUDAN
CAMEROON
GABON
CONGO
UGANDA
RWANDA
BURUNDI
TANZANIA
ANGOLA
ZAMBIA
CABINDA
NGAYU PROJECT
MANGUREDJIPA PROJECT
HAUT ZAIRE
NORD KIVU
SUD KIVU
MANIEMA
KASAI ORIENTAL
KASAI OCCIDENTAL
BANDUNDU
KINSHASA
BAS-ZAIRE
SHABA
Bangui
Okapi Game Lodge
Kisangani
Mbandaka
Beni
Butembo
Goma
Bukavu
Brazzaville
Kinshasa
Matadi
Kananga
Mbuji-Mayi
Lubumbashi
Congo
Kasai
Lac Ntomba
Lac Mai-Ndombe
Lake Albert
Lake Edward
Lake Kivu
Lake Tanganyika
Lake Mweru
Lac Upemba
Atlantic Ocean
5°N
0°
5°S
10°S
15°E
20°E
25°E
30°E
N
0 Scale 300km
LEGEND:
Main Road
Railway
District Boundary (Provincial)
Town
River
Airport
National Boundary
Project Boundary

Source: DK World Atlas

D1075MLoncor2011

•	Loncor must provide to PermitCo all reports and documents required to keep the PRs in good standing (mainly the annual environmental reports);

•	Loncor is solely responsible for the cost associated with its gold exploration activities while PermitCo is responsible for payment of all fees, charges and taxes required to maintain the PRs in good standing (i.e. surface fees and provincial taxes);

•	Loncor must comply with all DRC environmental laws; and

•	Loncor is not required to make any upfront payment, annual option payment and/or meet minimum annual exploration expenditures, and should Loncor delineate an economic gold deposit and wish to exercise its option, Loncor is not required to pay an exercise fee. PermitCo would apply for an exploitation permit and transfer the mining rights to Loncor as long as such rights do not conflict with Rio Tinto’s iron ore interests, which have a priority over Loncor’s gold interests.

Surface Rights Owners

According to the DRC laws, the surface rights and the mineral rights pertaining to one property are not separated. Loncor therefore has access to both the surface and gold rights to the Ngayu project.

Table 1: License Details for the PRs of the Ngayu Project

PR NO.	LICENCE NO.	ISSUED TO	DATE OF ISSUE	DATE OF EXPIRY	MINERALS	AREA (ha)
1793	NO° CAMI/CR/3169/2007	Rio Tinto Exploration RDC Orientale	10-Feb-2007	09-Feb-2017	Fe,Au, Sn, Cu, Pt, Ag, W, Co, Nb and Ta	19,454
1794	NO° CAMI/CR/3170/2007	Rio Tinto Exploration RDC Orientale	10-Feb-2007	09-Feb-2017	Fe,Au, Sn, Cu, Pt, Ag, W, Co, Nb and Ta	19,709
1796	NO° CAMI/CR/3172/2007	Rio Tinto Exploration RDC Orientale	10-Feb-2007	09-Feb-2017	Fe,Au,Sn, Cu, Pt, Ag, W, Co, Nb and Ta	16,056
1797	NO° CAMI/CR/3173/2007	Rio Tinto Exploration RDC Orientale	10-Feb-2007	09-Feb-2017	Fe,Au,Sn, Cu, Pt, Ag, W, Co, Nb and Ta	15,631
1798	NO° CAMI/CR/3174/2007	Rio Tinto Exploration RDC Orientale	10-Feb-2007	09-Feb-2017	Fe,Au,Sn, Cu, Pt, Ag, W, Co, Nb and Ta	18,435
1800	NO° CAMI/CR/3176/2007	Rio Tinto Exploration RDC Orientale	10-Feb-2007	09-Feb-2017	Fe,Au,Sn, Cu, Pt, Ag, W, Co, Nb and Ta	16,736
1801	NO° CAMI/CR/3177/2007	Rio Tinto Exploration RDC Orientale	10-Feb-2007	09-Feb-2017	Fe,Au,Sn, Cu, Pt, Ag, W, Co, Nb and Ta	17,160
1802	NO° CAMI/CR/3178/2007	Rio Tinto Exploration RDC Orientale	10-Feb-2007	09-Feb-2017	Fe,Au,Sn, Cu, Pt, Ag, W, Co, Nb and Ta	16,226
1803	NO° CAMI/CR/3179/2007	Rio Tinto Exploration RDC Orientale	10-Feb-2007	09-Feb-2017	Fe,Au,Sn, Cu, Pt, Ag, W, Co, Nb and Ta	18,180
1804	NO° CAMI/CR/3180/2007	Rio Tinto Exploration RDC Orientale	10-Feb-2007	09-Feb-2017	Fe,Au, Sn, Cu, Pt, Ag, W, Co, Nb and Ta	12,318
1805	NO° CAMI/CR/3181/2007	Rio Tinto Exploration RDC Orientale	10-Feb-2007	09-Feb-2017	Fe,Au, Sn, Cu, Pt, Ag, W, Co, Nb and Ta	17,415
1806	NO° CAMI/CR/3182/2007	Rio Tinto Exploration RDC Orientale	10-Feb-2007	09-Feb-2017	Fe,Au, Sn, Cu, Pt, Ag, W, Co, Nb and Ta	8,580
1807	NO° CAMI/CR/3184/2007	Rio Tinto Exploration RDC Orientale	10-Feb-2007	09-Feb-2017	Fe,Au,Sn, Cu, Pt, Ag, W, Co, Nb and Ta	11,808

Surface Fees and Provincial Taxes

In order to maintain a PR in good standing under DRC law the title holder is required to make annual surface fee and surface tax payments to the State Treasury and the Provincial Tax authorities, respectively. Table 2 below summarizes the surface fee and surface tax payment schedule for which CAMI has established an 8 year surface fee payment schedule for precious stones and a 15 year schedule for all other mineral substances (including gold and base metals).

Table 2: Summary of Fees and Taxes due for PRs per Carré

TYPE OF TAX	YEAR
	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15
Surface Fee for Precious Stones (USD)	3.07		31.69		52.10		149.22		Title Expires
Surface Fee for All Other Mineral Substances (USD)	3.07		31.69			52.10					149.22
Surface Tax (USD)	2.05	3.07	3.58	4.09

To qualify for permit renewal the applicant must demonstrate that it has paid all surface fees and provincial taxes and has complied with environmental obligations. All surface fees and provincial taxes for the Ngayu project PRs have been paid and the PRs are currently in good standing.

Table 3 below summarizes the surface fee and provincial tax payments which were made for 2010 and 2011 in order to keep the Mgayu project PRs in good standing. In 2012, amounts of US$126,728.86 and US$18,193.96 were paid for surface fees and provincial taxes respectively.

Should exploration lead to the discovery of an economic deposit the PR holder has the right to apply for a Permit d’Expoitation ("PE") or exploitation permit. The PE gives the title holder the right to carry out exploration, development, construction and exploitation works for a specific mineral. This includes the right to conduct mining operations, process and sell the mineral extracted. PEs are valid for 30 years, renewable for 15-year periods until the end of the mine’s life.

Table 3: Summary of Fees and Taxes due for the Ngayu Project (2010-2011)

		SURFACE FEES (USD)		PROVINCIAL AL TAXES (USD)
PR NO.	LICENCE NO.	2010	2011	2010	2011
1793	NO° CAMI/CR/3169/2007	14,736	12,401	1,665	1,900
1794	NO° CAMI/CR/3170/2007	14,736	12,401	1,665	1,900
1796	NO° CAMI/CR/3172/2007	12,042	10,134	1,325	1,553
1797	NO° CAMI/CR3173/2007	11,725	9,867	1,325	1,512
1798	NO° CAMI/CR/3174/2007	13,785	11,601	1,557	1,778
1800	NO° CAMI/CR/3176/2007	12,518	10,534	1,414	1,614
1801	NO° CAMI/CR3177/2007	12,803	10,774	1,446	1,651
1802	NO° CAMI/CR/3178/2007	12,422	10,454	1,403	1,602
1803	NO° CAMI/CR3179/2007	13,595	11,441	1,536	1,753
1804	NO° CAMI/CR/3180/2007	9,222	7,760	1,042	1,189
1805	NO° CAMI/CR3181/2007	13,025	10,961	1,471	1,679
1806	NO° CAMI/CR/3182/2007	6,433	5,414	727	830
1807	NO° CAMI/CR3184/2007	8,842	7,440	999	1,140

The DRC Mining Code levies a 4% royalty on production of precious stones and 2.5% on precious metals. Furthermore, the DRC Mining Code stipulates that a 5% free-carried interest be awarded to a Congolese State owned company at no charge. Surface fees for PEs are US$6 per hectare (approximately US$511 per carre), irrespective of commodity.

According to DRC law there is no export duty on marketable products, but a 30% corporate tax rate is applied on corporate profits. Apart from the Option Agreement between PermitCo and Loncor, Loncor has not entered into any other agreements which could have a material impact on the Ngayu project.

Environmental Liabilities

Loncor currently has no environmental liabilities or penalties pending for the Ngayu project. At this phase of exploration, very little damage has been done to the environment. In future exploration activities, access will be gained via existing roads and tracks. Trenches dug for sampling purposes will be rehabilitated fully once the sampling process has been completed. The exploration camp is built utilising an abandoned site or with as little clearance as possible. Should the project be abandoned for any reason, the locals will be able to use the camp for residential purposes. Loncor does not foresee any significant environmental expenditure at this stage of the project.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Altitude within the Ngayu project area ranges from 550 metres above mean sea level to 950 metres above mean sea level. The topography is made up of gently rolling hills and slightly incised valleys. The vegetation is typical dense forest. The region is drained by the Ituri River. The major tributaries within the Ituri River basin in this region include the Neopoko, Ngayu and Imbo rivers.

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

Towns located around the Ngayu project include Bomili and Yindi within the project area, Nia-Nia, Wamba, Isiro and Kisangani outside the project boundaries. The mode of transport on the poor quality dirt roads in and around the project area is either motorbike or foot but on the better quality gravel roads, trucks, buses and utility vehicles operate. The area can be accessed by means of a helicopter. Although no designated landing strips are available, there are flat-lying areas suitable for a helicopter landing.

Loncor has erected exploration camps in the Ngayu project in the vicinity of the Yindi and Makapela prospects. The Yindi camp is a self-sustaining camp, with its own power, water and road infrastructure. Potable water is sourced from a tributary of the Ngayu river and filtered on site. Supplies are driven in from various developed towns. The camp consists of an office, tents sheltered by corrugated iron, a dining hall, core shed, a clinic and a helicopter pad and yard. The Makapela camp consists of tented accommodation, offices and kitchen facilities. Power is supplied by a diesel generator at both the Yindi and Makapela camps.

The climate in the eastern DRC is tropical. It is hot and humid in the equatorial river basin and cooler and wetter in the eastern highlands. The wet season takes place from April to October and the dry season from December to February north of the equator. South of the equator the wet season is from November to March and the dry season from April to October. The climate facilitates exploration and mining activities all year round. Exploration is more challenging during the wet season, as roads become muddy and slippery, pits are rapidly filled by water and field mapping is more difficult.

Figure 2

THE LOCAL GEOLOGY OF THE NGAYU PROJECT

GREENSTONE BELTS IN THE LONCOR PROJECT AREAS
UGANDA
NGAYU PROJECT
DRC
MANGUREDJIPA PROJECT
RWANDA
BURUNDI
0
Scale
125km
Greenstone Belts

Source: Geological Atlas of Africa

GEOLOGY OF THE NGAYU PROJECT AREA
Mokepele
Itali
Matete
Mondarabe
Napasa
Mboro
Adumbi
Kitenge
Anguluku
Yindi
0
Scale
10km
27°15'E
27°30'E
27°45'E
LEGEND
Palaeozoic
PRECAMBRIAN
Lindian Supergroup
Kibalian Supergroup
Lokoma Group
Ituri Group
Upper Kibalian
Lower Kibalian
Lukuga Formation
Galambage Formation
Mamungi-Kole Formation
Avakubi Formation
Aeoso Formation
Landa Formation
Penge Formation
Archaen Greenstone
Orthogneiss Complex
Known Primary Gold Deposit/Prospect
BIF
Dolerite Dykes
Kilo Goldmines PEs
Loncor PRs for gold (pre - Feb 2012)
Other PRs

The land around the Ngayu project is mainly equatorial rain forest, with very tall trees and grass. A few small villages exist around the project area. Some wild animals exist in and around the area but most have been hunted out by the local population. Natural water sources are abundant. Groundwater potential has not been investigated. No electricity is available in the area except in the Yindi and Makapela camps. The closest hydro-electric power station is situated near Kisangani. The towns of Yindi, Bomili, Wamba and Nia-Nia are potential sources of a workforce.

History

The details of historical exploration for the Ngayu project are poorly recorded and not very clear. Gold was first prospected for in the Ngayu region by Belgian prospectors in 1909. The Societe Internationale Forestiere et Miniere du Congo (FORMINIERE) obtained exploration rights in the area and had evaluated the most important prospects by 1925. FORMINIERE then obtained exploitation rights for its subsidiary company, La Societe Miniere de la Tele. No further information about the two companies is available. The Ngayu project was owned by Société Minière de l’Aruwimi – Ituri and was exploited between 1929 and 1955. No further information on historical ownership of the project is available.

The database of the Central African Museum of Tervueren notes 13 occurrences of gold in the Ngayu greenstone belt, six of which are hosted within the Ngayu project area as shown in Figure 2.

The Tervuren database recorded historical gold production for some of the deposits occurring within the Ngayu greenstone belt. It is evident that mostly alluvial deposits were exploited, perhaps due to the ease of mining and due to the fact that it was mostly mined on a small scale.

Geological Setting and Mineralization

Regional Geology

Most of the Orientale Province is underlain by an Archaean Basement, called the Upper-Congo Granitoid Complex or Bomu Craton, formerly known as the Upper-Zaïre Granitoid Massif. This basement is covered by Lower and Upper Kibalian rocks, NeoArchaean in age that consist of volcano-sedimentary formations with intercalations of quartzites and itabirites. The Kibalian rocks have been metamorphosed to greenschist facies and in the project area constitute the greenstone belt. The Neoproterozoic Lindian Supergroup occurs to the south of the area and consists of a sedimentary sequence with a thickness of more than 2,500 metres. The rock types in the sequence are mainly arkoses, sandstones, quartzites, shales and conglomerates.

The Upper Congo Granitoid Complex constitutes, together with associated metasediments and volcanics, the western part of the Nyanza-Kibali granite-greenstone terrain, which extends from northern Tanzania into Central African Republic. The greenstone terrain is hosted within the Kibalian series, which outcrops in numerous zones surrounded by granitoids, the most important (i.e. Moto, Kilo, Mambasa, Ngayu and Isiro) are more than 100 kilometres in strike length. They can be distinguished both by their shape and their lithological composition. Some of these zones constitute narrow belts (less than 10 kilometres wide, 30-60 kilometres in length) made up of units which are isoclinally folded along subvertical axial planes and sub-horizontal fold axes. Others are more or less isometric and show a synclinorial tectonic style. The former possesses a metavolcanic/metasediment volumetric ratio (v/s) of about 1 that of the latter exceeds three (up to 10).

An Upper Kibalian (v/s about 1) overlies a Lower Kibalian (v/s high) in the zones of Moto and Ngayu. Extrapolating this relationship to other zones it can be concluded that two generations of greenstones exist, the one forming narrow bands, rich in sedimentary rocks, belonging to the younger of the two generations. This distinction is also supported by geochronology. The Lower Kibalian of Ngayu and Moto is intruded by 2.8Ga old tonalities and the Upper Kibalian by 2.45Ga old granites. Most volcanics of the Lower Kibalian are akin to oceanic tholeiites while those from the upper division contain distinct andesitic members together with less typical tholeiites. Nowhere has the Lower Kibalian series been observed to be associated with high-grade gneissic rocks likely to represent their basement. The upper Kiablian series, on the other hand, is typically associated both with the tonalite-Lower Kibalian association and with gneissic series (i.e. the West-Nile gneissic Complex) suggesting a different geodynamic setting for the two series.

The Ruwenzori tectonic episode (ca. 2Ga old) strongly affected the southern flank of the Upper Congo Granitoid Complex, which resulted in the formation of shear belts cutting through the Kibalian zones, and in the cataclasis of the associated granitoids.

In the region bodering the Western Rift, NNE-SSW trending shear belts, ca. 950Ma old, strongly reactivated parts of the West-Nile gneissic Complex. Parallel trending belts cutting through the Kibalian zone of Kilo are probably linked to the same event. The tectonic episodes of ca. 790Ma and 700Ma affected the northern flank of the Upper Congo Granitoid Complex and consequently the Kibalian zone of Moto. By reactivating the late-Archaean suture between the West-Nile Complex and the Congo Granitoid Complex, these episodes contributed to the present shape of the Moto zone.

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

Property Geology

The Ngayu project consists of three main Pre-cambrian lithological units, namely basement granite, metamorphic and sedimentary units. The granite-gneiss sequence forms the basement in the project area. The Upper-Congo granitoid complex, composed of undifferentiated Kibalian and pre-Kibalian rocks, occupies a zone in the eastern-central and in the northwestern part of the concession. Different rock types can be distinguished in the area, namely, granitoids with porphorytic texture, diorites, orthogneisses, and magmatic and anatectic rocks.

The metamorphic Kibalian rocks overlying the basement are composed of paragneissic Lower Kibalian, not identified in the project area, and of Upper Kibalian occupying the northeastern border of the concession with scattered outcrops. The greenschist facies consists of a pelitic-psammitic series with intercalations of quartzites, itabirites, para-amphibolites, metavolcanics and accessory carbonate rocks. Towards the base, quartzophyllades, micaschists and gneisses can be found. The granitic and metamorphic rocks may also be intruded by pegmatites, aplites, undifferentiated amphibolites, mafic rocks, diorites and quartz diorites as well as quartz veins and quartz veins with tourmaline.

The overlying sedimentary Lindian Supergroup is found to the southwestern part of the concession. It is composed of the Ituri Group (Penge, Lenda, Asoso Formations) and the lower part of the Lokoma Group (Avakubi Formation). The sedimentary units in the project area comprise mainly clastic sediments. Different faults cross-cut the three lithological units. Several folds have been observed in the field but no detailed structural study of this region is available.

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

Location of Mineralised Zones

The locations of previously identified gold occurrences within the Ngayu project are shown in Figure 2. Some of the gold deposits that have been identified within the Ngayu project were observed during the site visit and included Makapela, Marekessa, Mambati, Imva, Bayberu, Itali and Yindi. The majority of these deposits are located close to the contact of BIF with the greenstone belts. Historically, only two deposits were exploited on a large-scale by previous owners, namely Yindi and Adumbi. Adumbi falls out of the project area. Remnant mining infrastructure from previous operations at Yindi include the old laboratory, plant and camp but are derelict. Makapela is currently the priority mineralised target for Loncor. It was discovered by the Loncor team through a large artisanal pit in the northern section of the property.

Mineralization

The mineralization within the Ngayu project has not been entirely defined as yet, but previous experts have contributed substantially to the understanding of the ore types and mineralization styles within the project and the greater Ngayu greenstone belt. These are described in the sub-sections that follow. The mineralization styles for every deposit hosted within the Ngayu greenstone belt are listed in Table 4 below. It is apparent from this table that the dominant gold mineralization types in the Ngayu project are alluvial, eluvial and quartz veins, and that all the deposits that have been mined economically in the past contain quartz veins.

Table 4: Deposits and Mineralization Styles in the Ngayu Greenstone Belt

OCCURRENCE NAME	MINERALIZATION STYLE
Kekinda	Detrital
Marekessa	Alluvial, eluvial and quartz veins.
Mambati	Alluvial
Natge	Alluvial, eluvial and quartz veins.
Imva	Alluvial, eluvial and quartz veins.
Mokepa	Alluvial
Adumbi	Alluvial, eluvial and quartz veins.
Kitenge	Alluvial, eluvial and 57 quartz veins (schlieren).
Anguluku	Alluvial, eluvial and quartz veins.
Babeyru	Alluvial, eluvial and quartz veins. Association with galena and sphalerite.
Yindi	Alluvial, eluvial and quartz veins. Association with galena and sphalerite.
Mboro	Detrital and quartz veins. Association with galena and sphalerite.
Yambenda	Alluvial, eluvial and quartz veins. Association with galena and sphalerite.

Source: Central African Tervueren Museum Database.

Note: Highlighted deposits occur within the Ngayu project

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

The vein field of Yindi is within a sequence of metasediments, metatuffs and BIF. Veins and veinlets in Yindi appear to be parallel to bedding. No outcrop of granitoid rock is known in this sector. The length of the veins may be extensive (up to 1,300 metres in places) and their thickness varies between 0 and 200cm. This type of mineralization is also found in Makapela, where mineralization is confined within quartz veins hosted in basalt and BIF. Country rocks are sporadically mineralised from 5cm to 20cm from the vein with a grade similar to that of the vein. The entire vein field measured 400 metres x 1,200 metres. The overall structure of the field and its relation with the country rock shows best at Angukuluku where a small but similar vein field has given 170kg of gold in the past. The bedding, marked by units of BIF, is cut at the fold-hinges indicating that the veins are emplaced parallel to the regional foliation.

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

Makapela consists of three mineralised zones which have been named Reef 1, Reef 2 and Reef 3. Reef 1 is a steeply dipping (regional average 86°), massive quartz veins in basalt, which cross-cut the stratigraphy. Reefs 2 and 3 are associated with highly sheared and altered BIF. Gold is present at micro and macro scale, the visible gold reportedly making up the majority of gold mined by artisanal miners.

Disseminated and Stratabound Deposits

Disseminated deposits in the project area, excluding the Ngayu area, are hosted within sericite-chlorite-ankerite schists with quartz and albite, and with hardly recognizable volcano-intrusive features. Among the most mafic types, the series shows some volcanic agglomerates and pillowed lavas, while more acid types are represented by andesites and dacites. Sedimentary rock types are represented by quartzites, quartz-carbonate (Fe, Mg)-rocks and itabirites. The lithostratigraphic marker is a basaltic rock metamorphosed to a calcified chloritoschist, commonly referred to as Gorumbwa. No granitoids have been recorded in the vicinity of the mineralised area. A common characteristic of disseminated deposits is the lack of quartz veins as exclusive ore bodies (i.e. when present, they are not the only orebodies).

The stratabound character of the mineralization was apparent at Yindi, where some 200kg of gold were extracted from ferruginous quartzites, at a grade of 2g/t. Disseminated sulphide associated gold mineralization occurs within the BIF and adjacent metatuffs and metapelites. Similar styles of mineralization are expected at Anguluku and the Imva Fold. Greenschists containing about 2g/t have been mined at Adumbi and Angukuluku on the flank of the hills, but the enrichment appears to have been supergene. Reefs 2 and 3 of Makapela are associated with BIF but the gold occurs in a pyritic quartz-sulphide assemblage which has completely replaced the highly sheared BIF. The BIF occurs with quartz veins and quartz-feldspar porphyries.

Deposit Types

It is well known amongst prospectors in the northeastern DRC that gold is often associated with BIF, and this is supported by occurrences in other parts of the world, for example the multi-million ounce gold deposit at Geita in Tanzania. Four different types of gold deposits are encountered in the Ngayu greenstone belt, namely placer, eluvial, vein and disseminated deposits. Placer deposits result from weathering of greenstone belts and transportation of gold mineralization away from the source by gravity or streams. Placer deposits are often located within short distances of their primary deposit.

The exceptional thickness of the alteration cover resulting from the equatorial climatic conditions has resulted in the formation of eluvial gold deposits in the area, where greenstone belts have weathered to liberate gold mineralization which later concentrated in the thick eluvial cover. The majority of the primary gold produced in northeastern DRC is hosted in quartz veins. In the Kilo zone, deposits of this type are located along four belts, three of which are subparallel with an ENE-WSW strike, the fourth trends NS. The veins that trend ENE-WSW are seldom more than 2 metres thick, they are subvertical and nearly concordant with the foliation of the country rocks.

In regions where the lithology has undergone more than one transpression event, quartz accumulated in the fold hinges to form saddle reefs. Disseminated or stratabound deposits usually occur either within or close to BIF units. The common characteristic of these deposits is the lack of quartz veins as exclusive ore bodies (i.e. when present), they are not the only gold-carrier.

Exploration

Exploration by Loncor commenced in late 2009 and initially included desktop research, primarily utilising data from the Royal Museum for Central Africa in Terveuren, Belgium and preliminary interpretation of airborne geophysical data, acquired by Rio Tinto in 2007, and a three day reconnaissance site visit in December 2009. A base camp was established on the property in March 2010, and exploration has continued uninterrupted since then. The work to date has involved two phases run in parallel:

•	focussed exploration on three early-defined targets: the Yindi prospect, the site of alluvial and bedrock mining in colonial times; the Makapela prospect, where intensive artisanal activity commenced in 2005, and which was located during the December 2009 reconnaissance visit; and the Itali prospect, where old colonial prospects are currently being developed by artisanal miners. Diamond drilling has been carried out on all three of these prospects; and

•	regional exploration with the objective of identifying additional target areas for detailed follow up. This was mainly achieved through a property-wide Bulk Leach Extractable Gold (BLEG) survey and detailed analysis of the geophysical data. This work was carried out in conjunction with Newmont, with whom Loncor has a Technical Services Agreement.

Desktop Research

The Tervuren database provided information regarding areas of historical mining and prospecting, past-production estimates and limited data on local geology and mineralization styles. Table 5 below summarises certain of the information acquired on the main historical prospects.

Table 5: Deposit Information from the Terveuren Database

OCCURRENCE NAME	ALLUVIAL GOLD PRODUCTION (kg)	PRIMARY GOLD PRODUCTION (kg)	MINERALIZATION STYLE
Marekessa	985	NA	Alluvial, eluvial and quartz veins.
Mambati	NA	NA	Alluvial
Imva	1,304	NA	Alluvial, eluvial and quartz veins.
Mokepa	999	NA	Alluvial
Kitenge	59	2,249	Alluvial, eluvial and 57 quartz veins (schlieren).
Anguluku	NA	177	Alluvial, eluvial and quartz veins.
Babeyru	2,953	NA	Alluvial, eluvial and quartz veins. Association with galena and sphalerite.
Yindi	652	1,407	Alluvial, eluvial and quartz veins. Association with galena and sphalerite.

Source: Central African Tervueren Museum Database.

Geophysical Interpretation

An airborne magnetic and radiometric survey was flown over a large portion of the Ngayu project area by New Resolution Geophysics in July and August 2008. The survey parameters are shown in Table 6 below. All the greenstone terrain covered by Loncor’s properties was included, with only the areas to the northeast and southwest, which are underlain by granitoids and Lindian cover respectively, excluded from the survey.

Table 6: Airborne Magnetic and Radiometric Survey Parameters

AIRBORNE MAGNETIC AND RADIOMETRIC SURVEY PARAMETERS
Total Line Distance (km)	8,680
Line Spacing (m)	200
Tie-line Spacing (m)	2,000
Line Direction	0°
Tie-line Direction	90°
Average Sensor Terrain Clearance (m)	32

Digital Terrain Model (DTM)

The DTM shows a gently rolling relief over most of the property with higher ground tending to form strike-parallel ridges coincident with the more resistant BIF units, particularly to the northeast of the area. The relatively low lying terrain in the southwest is underlain by the Lindian lithologies.

Radiometric Survey and Aeromagnetic Survey

Radiometric surveys measure the spatial distribution of three radioactive elements, namely, Potassium (K), Thorium (Th) and Uranium (U), in the top 30-45 kilometres of the earth’s crust. Measuring the abundance of these elements gives an indication of the content of these elements in the bedrock. The typical contents of these elements in various rock types are known, thereby providing a tool for postulating the type of source rock. The radiometric data have proved highly effective in mapping the major geological units in the area, and have been incorporated into the integrated geophysical interpretation described in more detail below. Geological units which are clearly defined include mafic volcanics, granitoid basement and intrusive, and Lindian sediments and recent alluvium.

All airborne geophysical data have been analysed in detail by specialist geophysicists employed by Newmont in Perth, Australia. The objectives of the interpretation were to prepare a map showing the distribution and structural relationships of the different lithologies in the project area, and to identify and prioritise target areas for gold mineralization. Four areas have been prioritised as being lithologically and structurally favourable for gold mineralization, and are as follows:

•	the Imva Fold Area, where the BIF has been deformed into a tight regional fold, with strike-parallel faults (probably thrusts) and quartz-diorite intrusives in the fold hinge and on the flanks;
•	an early-formed, north-south trending structural corridor, in the Makapela-Itali area, with dioritic intrusives;
•	the Anguluku area where BIF is interpreted to have been thrust against a basement high, at the intersection with the NW-SE trending Yindi structure; and
•	the northeast of the project area, along strike from the old Adumbi mine, in an area where folded BIF with strike-parallel faulting, is cut by a major north-south structure.

In order to interpret the most prospective areas of the concession in more detail, four areas totalling 187 square kilometres were resurveyed by New Resolution Geophysics on a line spacing of 50 metres in October 2012. This higher resolution magnetic and radiometric data is currently being assessed by Newmont’s geophysicists.

BLEG Sampling

BLEG sampling is a stream sediment sampling technique employed by Newmont worldwide in their regional gold exploration programmes. It provides a relatively fast and reliable way of assessing large tracts of land, and has been particularly effective in defining targets within the Ngayu area. The sampling methodology and analytical techniques are proprietary to Newmont, and as such, cannot be detailed herein. Following successful orientation surveys in the Yindi and Makapela areas in 2010, in which 32 samples were collected, three phases of BLEG sampling were carried out as follows:

•	phase 1, carried out in March 2011, in which 418 samples were taken over the whole concession area, at an average sampling density of one sample per 10 km2;
•	phase 2 was completed in September 2011, with the objective of more closely defining the anomalies outlined in Phase 1. A total of 192 samples were collected representing an average sampling density of one sample per 4 km2; and
•	phase 3 was implemented in November 2011 in order to further delineate the sources of gold anomalism in selected target areas. A total of 129 samples were collected.

The results for Phases 1 and 2 are shown in Figure 3. Six high priority (H1-H6), seven medium priority (M1-M7) and four lower priority targets (L1-L4) have been defined based on the BLEG data and the geophysical interpretation. The rationale for selecting these targets is as follows:

•	targets H1, H2, H3 and M1 in Imva Fold area: BIF occurs on the limbs of an WSW-ENE trending fold over a strike length of 25 kilometres. More complex zones of folding locally occur on the limbs of this regional structure, which together with the presence of strike-parallel faulting, form structurally favourable sites for gold mineralization. Clusters of strong BLEG anomalies of up to 1,136 ppb Au are present (compared with background values of <3ppb Au for the general area);
•	targets H4 and M2 (Makapela area): The BLEG data indicate the presence of gold mineralization to the east and west of the Makapela prospect, in catchment areas independent of the Makapela mineralization. Both targets are interpreted to be underlain by the basalt-dominated package with thin BIF units, which host the Makapela mineralization. The Makapela area (and the eastern part of the Imva Fold) are transgressed by a north-south structural corridor which appears to be an early feature that has been the focus of granodioritic intrusives, and which probably also introduced mineralizing fluids;
•	targets H5, M3 and M4 (Bole Bole Area): These areas of anomalous BLEG lie within a sequence of metasediments, tuffs and interbedded BIF, in a structurally favourable zone where the regional strike of the greenstone belt changes from NW-SE to NE-SW;
•	target H6 (Anguluku Area): The area of anomalous BLEG data is underlain by BIF, and lies at the intersection of the NW-SE trending Yindi structure and E-W, strike-parallel faults. The latter are possibly thrusts which formed due to compression of the Anguluku lithological sequence against a basement dome immediately to the north. The BLEG data suggest that mineralization may have a greater strike extent than the 3 kilometres indicated by artisanal mining in the area;
•	targets M5, M6 and L1 (Adumbi Trend): The BLEG data in anomaly M6 suggest that the BIF-associated mineralization at Adumbi may extend onto Loncor’s property. Targets M5 and L1 are located 15 kilometres and 30 kilometres respectively along strike and may represent a NW extension of the Adumbi trend;

•	target L3 includes the Yindi mineralization. However, the southeastern anomalous catchment has not yet been investigated, and will be followed up probably by extending the soil grid; and

•	targets L2 and L4 are relatively small and isolated BLEG anomalies. They will be confirmed by additional BLEG sampling before decisions on follow-up work are made.

Field duplicates were taken at a frequency of one in twenty samples and the results rigorously assessed by Newmont’s senior geochemists in Perth. It was concluded that the quality of the sampling was excellent, and that the results of the survey are reliable. Analytical duplicates and blanks were also included as part of Newmont’s internal quality control procedures. Groundwork aimed at defining drilling sites within the above target areas commenced in January 2012. This entailed soil sampling (initially on lines 320 metres apart, with in-fill to 160 metres and 80 metres where warranted), geological mapping and rock chip sampling, regolith mapping (utilizing remote sensing techniques and Newmont’s in-house expertise), and trenching and/or mechanical augering of soil anomalies. In addition, the programme provides for geophysical surveys to more closely define the location of potentially mineralized zones.

Figure 3

Soil Sampling

Soil sampling grids have been established at the Yindi, Makapela and Itali prospects, and regional soil sampling traverses have been carried out over the Imva Fold Area. A total of 23,959 soil samples have been collected at Ngayu to date as shown in Table 7 below.

Table 7: Exploration Summary for Ngayu Project (as at December 2012)

		EXPLORATION TYPE					NO. OF SAMPLES
YEAR	GRIDDING (km)	TRENCHING (m)	ADIT MAPPING (m)	OTHER CHANNELS (m)	STREAM	SOIL	ROCK	ADIT CHANNEL	TRENCH CHANNEL	OTHER CHANNEL
2010	219	962	324	680	32	5,562	363	345	1,024	738
2011	149	19	15	82	739	4,365	284	22	16	144
2012	527	1842	88	1126	0	14032	1003	88	1841	1396
TOTAL	895	2823	427	1888	771	23959	1650	455	2881	2278

The Yindi Grid

The Yindi grid covers an area of 12.6 km2 and was initially sampled at a line spacing of 160 metres, and samples taken at 40 metre intervals along the lines. Infill lines at 80 metre spacing were subsequently sampled in anomalous areas. A total of 2,362 samples were collected and analysed for gold. The results show a well-defined, strike-parallel anomaly defined over an area of 3 x 0.75 kilometres using the 50ppb Au contour, and 1.2 x 0.3 kilometres using the 200ppb contour. Together with the results of rock chip sampling and channel sampling, the soil data were used to plan auger drilling and diamond drilling programmes.

The Makapela Grid

The Makapela grid covers an area of 21.3 km2 and was initially sampled on 160 x 40 metre spacing, with infill sampling on 80 metre lines in anomalous areas. A total of 4,103 samples were analysed for gold. Values above 200ppb Au occur over a strike of 3 kilometres from the area of the Main pit to north of Sele Sele. A separate anomaly occurs in the Bamako area, with a strike of approximately 2 kilometres. Together with rock chip and channel sampling, the soil anomaly has been used to plan auger and diamond drilling.

The Itali Grid

The Itali grid is 2 x 1 kilometres in extent, and was sampled on 160 x 40 metre spacing. A total of 396 samples were analysed for gold. The +200ppb Au anomaly has a strike of about 1 kilometre, and is coincident with an east-west trending zone of colonial and artisanal workings.

The Imva Fold Area

During 2012, extensive soil sampling was carried out over 115 square kilometres, covering all BLEG targets in the Imva Fold Area. Sampling was initially carried out on lines 320 metres apart, with infill on 160 metre lines in anomalous areas. A total of 17,098 samples were collected. Soil anomalies were detected in all BLEG targets, which are being further assessed by detailed mapping, rock chip sampling, auger drilling and trenching, with the objective of defining diamond drilling targets for 2013.

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

Channel Sampling

Channel sampling has been carried out in old adits (427 samples), trenches (2,823 samples) and colonial and artisanal open-pit workings (1,396 samples). Channel sampling enables the widths and average grades of mineralization to be calculated, and provides a more reliable assessment of the mineralization potential than rock chip sampling. Channel sampling was of particular importance at Makapela by confirming the potential for high grade quartz vein mineralization and guiding the preliminary diamond drilling programme.

Drilling

Diamond Drilling

Yindi Prospect

Diamond drilling commenced at Yindi in September 2010, with the objective of following up soil and rock chip anomalies and testing the down-dip continuity of channel sampling intersections in old open pits and near-surface adits. A total of 18 drill holes with a length of 3,274 metres were completed over a strike of 1.1 kilometres, down to a maximum vertical depth of 160 metres, as shown in Figure 4. The drilled rocks mainly comprise fine grained schists, which petrographic studies show were originally pellitic sediments and tuffs, now metamorphosed to lower greenschist facies. Several units of BIF up to about 15 metres in thickness are interlayered with the schists. The sequence has a consistent NW-SE strike and southwesterly dip of about 75°. Gold mineralization occurs both within the BIF and within the schist near the BIF contacts, and is associated with:

•	pyritisation of magnetite bands in the BIF;
•	massive pyritisation of the BIF;
•	disseminated pyrite in the schist; and
•	quartz veining within both lithologies.

All significant mineralized intersections are shown in Figure 4. The better grades and widths occur in the central part, in drill holes NYDD001, NYDD003, NYDD004, NYDD005, NYDD007, NYDD008, NYDD012 and NYDD014. In these holes the mineralization associated with the main BIF horizon has an average width of 12.90 metres (10.96 metres true width) at an average grade of 2.20 g/t.

Makapela Prospect

Exploration at Makapela is focusing on a quartz vein system within a sequence of basalts, thin units of banded iron formation, and dolerite sills. Porphyry dykes and sills of quartz-diorite to tonalitic composition are also present. The veins, or reefs, are being exploited by artisanal miners in three large pits (Main, North and Sele Sele) which are each between 170 metres and 290 metres in length, located along a strike of 2.2 kilometres. The soil geochemical results indicate that the mineralization continues between these three artisanal workings under a thick soil cover. Loncor commenced diamond drilling at Makapela in November 2010 and by July 2012 had completed 71 drill holes on the main mineralised horizons with a maximum of four rigs. The diamond drilling database is included in Appendix 6 to the Ngayu Technical Report, and comprises the first 58 drill holes, which were used for resource calculations. During this programme, Reef 1, Reef 2 and the Sele Sele reef were drilled at an 80 metre x 80 metre spacing to a depth of 240 metres, and at an 160 metre x 160 metre spacing from 240 metres to 400 metres depth.

Main and North Pit

Two main veins have been identified in this area. Reef 1 has been intersected on the Main pit trend over a potential strike length of 480 metres down to a maximum vertical depth of 480 metres (open at depth and along strike). The average true width of Reef 1 intersected in the holes drilled to date is 2.15 metres with an average grade of 11.15 g/t Au. Reef 1 tends to have a glassy, white massive texture and pyrite is much less common than in Reef 2. The vein is hosted by basalt and dolerite, crosscuts the lithologic strike and is possibly a splay off Reef 2. Reef 2 has been intersected on the North pit trend over a strike length of 800 metres, the most significant grades occurring in the northern section over a potential strike length of 480 metres. In this northern area, which has so far been drilled les to a maximum vertical depth of 312 metres, the mineralization has an average true width of 3.52 metres with an average grade of 8.44 g/t Au. Reef 2 has a smokey grey, brecciated texture with common disseminations and stringers of pyrite and local pyrrhotite. The vein appears to have followed a shear zone within and on the margins of a 2-4 metre thick unit of banded iron formation, and is parallel to the lithological strike. Mineralized intersections are summarised in Figure 5.

Sele Sele

Approximately 2,000 metres to the north of the North pit, the probable continuation of Reef 2 at the Sele Sele pit has been intersected by diamond drilling over a potential strike length of 480 metres. The mineralization is generally wider, but lower grade than on the North pit trend. The best intersection drilled is 15.68 metres (true thickness) with an average grade of 5.35 g/t Au. Mineralized intersections are summarised in Figure 6.

Potential new veins and vein extensions have been identified by Loncor’s soil, auger and rock-chip sampling programmes, and drill testing of these targets has commenced. Seven drill holes had been completed to the date of the Ngayu Technical Report, and results for the first four holes had been received. The most significant intersection of 3.60 metres at a grade of 4.43 g/t is on the Bamako trend, located 1 kilometre SSE of the Main pit. This geochemically anomalous zone, supported by rock chips of up to 18.8 g/t Au, has a strike of about 1.5 kilometres, and additional drilling is planned to further assess its potential.

Itali Prospect

The Itali prospect is located at the eastern end of the Imva Fold structure, which comprises an interbedded sequence of BIF, basaltic volcanics and metasedimentary schist. Post-deformation, dioritic intrusives occur within and on the flanks of the fold. Extensive strike-parallel faults have been interpreted from aeromagnetic data, and are possibly thrusts that formed during the NNW-SSE compression and folding event. Five drill holes have been completed at Itali. The first hole was drilled to test a trench intersection of 42.50 metres at 2.11g/t. The drill hole was 161.85 metres in length and inclined at -50 degrees to the south, and was drilled parallel to and immediately below the trench.

Figure 4

YINDI PROSPECT DRILLING AND GEOLOGY

N
2.10m @ 6.68 g/t
1.00m @ 3.75 g/t
1m @ 1.71 g/t
2.82m @ 1.08 g/t
3.25m @ 1.31 g/t
6.25m @ 0.70 g/t
0.40m @ 30.70 g/t
NYDD017
NYDD010
1m @ 1.36 g/t
NYDD015
1.00m @ 0.82 g/t
NYDD009
Average for Yindi main
= 12.90m(10.96m True)
@ 2.20 g/t. 350m Strike
8.00m @ 2.11 g/t
NYDD013
NYDD007
1.88m @ 0.89 g/t
6.28m @ 0.71 g/t
Golgota Workings
NYDD008
21.30m @ 3.31 g/t
NYDD012
8.10m @ 2.52
5.62m @ 1.61 g/t
NYDD005
NYDD001
24.04m @ 1.45 g/t
5.95m @ 2.73 g/t
NYDD003
7.90m @ 1.08 g/t
22.27m @ 2.26 g/t
NYDD016
12.10m @ 1.62 g/t
NYDD011
6.90m @ 1.30 g/t
174944
174744
174544
174344
574093
574293
574493
LEGEND
Drillhole Collars
Anomaly_100ppb_Au
Anomaly_50-100ppb_Au
Golgota Workings
Chlorite Schist
Quartz Vein
Talc Sericite Schist
Felsic Intrusive
Graphitic Schist
Banded Iron Formation

Source: DK World Atlas

The main mineralized zone consists of quartz veins and veinlets within basalt, overlain by graphitic schist. Two lower-grade zones occur in the vicinity of the basalt/schist contact. The main mineralized zone of 38.82 metres at 2.66 g/t Au, dips at 52° to the north, strikes east-west, and correlates closely with the trench intersection. The rock is completely oxidised to a vertical depth of 110 metres below surface.

Intersections in the subsequent holes, drilled to test the mineralized zone down dip and along strike, include: 21.20 metres @ 0.68 g/t Au (Hole 2), 10.15 metres @ 1.07 g/t Au (Hole 3), 14.70 metres @ 1.68 g/t Au and 3.95 metres @ 19.5 g/t Au (Hole 4).

Auger Drilling

Mechanical auger drilling, using an Atlas Copco percussion hammer and window sampling barrels, has been extensively employed at the Yindi, Makapela and Itali prospects. The technique provides an intersection of the whole soil profile, and can penetrate the upper saprolite if this is within 7 metres of the surface, the maximum depth that the auger can reach. The method is used to test for bedrock mineralization below soil anomalies, as a prelude to diamond drilling. Even in areas where the saprolite is deeper than 7 metres, the more restricted gold dispersion in the deeper parts of the soil profile provide a more precise estimate of the location of mineralization, allowing diamond drill holes to be optimally sited. 1.818 auger holes totalling 9,392 metres had been completed at Ngayu by the end of 2012.

Sample Preparation, Analyses and Security

Section 10 of the Ngayu Technical Report (which section is entitled “Sample Preparation, Analyses and Security”) is incorporated by reference into, and forms part of, this Form 20-F. A copy of the Ngayu Technical Report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Data Verification

Section 11 of the Ngayu Technical Report (which section is entitled “Data Verification”) is incorporated by reference into, and forms part of, this Form 20-F. A copy of the Ngayu Technical Report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Mineral Processing and Metallurgical Testing

Specific Gravity Measurements

At Makapela, a total of 1,304 core samples were taken to determine the specific gravity of the various reefs and oxide, transitional and fresh rock components. Measurements were taken at 25 cm intervals throughout the reef horizons. Within the hangingwall and footwall, measurements were taken at 2 metre intervals above and below the reef horizon, generating 324 measurements. A summary of the Specific Gravity (SG) for each reef is presented in Table 8 below.

Table 8: SG (g/cm3) for the Makapela Prospect Reefs

ZONE	REEF 1	REEF 2	REEF 3	SELE-SELE
Oxide	2.30	2.32	2.99	2.51
Transition	2.47	2.52	3.00	2.58
Fresh	2.73	2.85	3.07	2.85

Figure 5

MAKAPELA MAIN TO NORTH DRILL INTERSECTIONS

551450
551650
551850
552050
552250
Black = Reef Zone only, No Cut-off
Red = 2 g/t Cut-off , Minimum 1.5 m True Width
NMDD017 : Reef 2 not developed, Structure probably represented by pyritic shear zone but no significant values.
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
2.53 m (1.50 m True) @ 10.80 g/t
NMDD024 : 3.08 m (2.65 m True) @ 7.09 g/t
1.74 m (1.50 m True) @ 11.38 g/t
NMDD049 : 2.67 m (1.83 m True) @ 10.30 g/t
2.19 m (1.50 m True) @ 12.28 g/t
NMDD051 : 1.76 m (0.66 m True) @ 5.61 g/t
4.00 m (1.50 m True) @ 2.79 g/t
NMDD018 : Reef 1 represented by shear only
2.44 (1.60 m True) @ 1.38 g/t
(Below Cut-off)
NMDD017
NMDD035
NMDD013
NMDD015
NMDD060
NMDD019
NMDD031
NMDD052
NMDD055
NMDD012
NMDD002
NMDD005
NMDD062
NMDD040
North Pit
NMDD020
NMDD032
NMDD046
NMDD050
NMDD010
NMDD011
NMDD058
NMDD033
NMDD037
NMDD034
NMDD008
NMDD009
Reef 1
NMDD059
NMDD053
NMDD056
NMDD039
NMDD045
NMDD021A
NMDD001
NMDD007
Main Pit
NMDD049
NMDD051
NMDD021
NMDD024
NMDD027
NMDD054
Reef 2
NMDD014
NMDD016
NMDD018
LEGEND
Drillhole Collars
Quartz Vein (QV)
Artisinal Pits
0
100m
Scale

D1075MLoncor2011

Figure 6

MAKAPELA SELE SELE INTERSECTIONS

Black = Reef Zone only. No Cut-off
Red = 2 g/t Cut-off,Minimum 1.5 m True Width
NMDD025: 4.29 m (3.26 m True) @ 1.56 g/t
1.97 m (1.50 m True) @ 2.10 g/t
NMDD025
NMDD026
NMDD041
Abandoned
(Bad ground)
NMDD028
NMDD030
NMDD003
NMDD004
Sele Sele Pit
NMDD028 : 9.22 m (6.74 m True) @ 2.45 g/t
3.30 m (2.41 m True) @ 4.40 g/t
NMDD030 : 1.08 m (0.98 m True) @ 4.03 g/t
1.92 m (1.50 m True) @ 3.17 g/t
NMDD003 : 12.40 m (8.74 m True) @ 4.38 g/t
7.65 m (4.16 m True) @ 5.66 g/t
NMDD004 : 19.70 m (4.39 m True) @ 3.27 g/t
8.10 m (1.81 m True) @ 5.96 g/t
NMDD036
NMDD038
NMDD036 : 10.70 m (8.30 m True) @ 2.29 g/t
3.91 m (3.03 m True) @ 2.76 g/t
NMDD038 : 7.84 m (5.05 m True) @ 1.77 g/t
3.55 m (2.29 m True) @ 2.57 g/t
NMDD0022
NMDD0023
NMDD022 : 6.45 m (5.54 m True) @ 2.45 g/t
3.95 m (2.59 m True) @ 4.00 g/t
NMDD023 : 34.51 m (14.58m True) @ 5.75 g/t
20.22 m (8.58 m True) @ 8.67 g/t
NMDD036 : 10.70 m (8.30 m True) @ 2.29 g/t
3.91 m (3.03 m True) @ 2.76 g/t
NMDD038 : 7.84 m (5.05 m True) @ 1.77 g/t
2.55 m (2.29 m True) @ 2.57 g/t
Reef 2
NMDD029
NMDD029 : 11.95 m (7.68 m True) @ 0.94 g/t
(Below Cut-off)
LEGEND
Diamond Drillhole Collars
Sele Sele Reef
Artisanal Pit Outline
552200
552290
552380
552470
552560

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

For the bottle roll testwork, each core sample was crushed down to minus 2mm and pulverized down to 90% passing 75microns. Triplicate samples were analysed by fire assay to determine the average head grade of each sample. A 1.5 kg pulverised sample was then bottle rolled for 24 hours in a diluted cyanide solution to extract the gold. Gold analyses were then undertaken on the total gold in cyanide solution and the grade in the sample tails to arrive at the amount of gold extracted by the cyanide solution and the gold remaining in the leached tails. The results are summarised in Table 9 below.

Table 9: Bottle Roll Metallurgical Testwork Results

VEIN	NO. OF SAMPLES	MIN. MET RECOVERY(%)	MAX. MET RECOVERY(%)	AVG MET RECOVERY (%)
1	10	70.8	97.6	84
2	15	50.6	100	80.6
Sele Sele	14	16.1	93.5	55

The results indicate that Veins 1 and 2 are not refractory and have good metallurgical recoveries. Sele Sele requires further mineralogical and leaching testwork to investigate the wide variability on results to define leach characteristics and so the recoveries can be optimised.

Mineral Resource Estimates

Mineral Resource Estimation and Modelling Techniques

Datamine Studio 3TM was used to model the mineral resource at the Makapela Prospect. Venmyn validated the entire modelling process. Borehole data are captured electronically in Microsoft Excel, imported into Datamine and "desurveyed" to combine position, grade and descriptive data into the master file of drillhole traces. Error-checking is performed in Datamine at the time of desurveying and corrected at source. Venmyn verified that the Datamine master drillhole file correctly represents the data.

The mineral resource occurs over a length of 830 metres east to west and 2,420 metres north to south. The mineral resource occurs from surface and the model has been constrained at a depth of 500 metres below the surface.

A 3D (three-dimensional) closed wireframe model has been constructed of the mineralization, interpreted with a 2 g/t sample cut-off. The model has been segregated into four zones, namely Zone 1, 2, 3 and 8 representing Reef 1, 2, 3 and Sele Sele, with segregation based on reef occurrence. The Sele Sele region in the north is thought to be a continuation of Reef 2 but it has been modelled as a separate zone to reflect the absence of above-cut-off sampling detected in the central region. Loncor has interpreted non-intersection at expected intersection depths to be due to a major fault along strike of the reef. It has been assumed that the fault extends north along the extent of the reef. This is based on limited data from only 10 boreholes.

The Reefs have been identified on the database on the basis of lithology but the mineral resource wireframe does not necessarily follow the lithological contacts. Instead, the orebody is defined as a high-grade structure with a nominal cut-off of 2 g/t. At the same time, another constraint is applied: a minimum horizontal width of 1.5 metres. Consequently the mineral resource wireframe can appear as contained entirely within the lithological units in some places or project beyond it in others. Venmyn confirmed that the wireframe conforms to these principles.

A two-dimensional (2D) surface wireframe or (Digital Terrain Model) DTM truncates the closed wireframe at the topographic surface. Venmyn found that the original topographic surface did not correspond to the positions of the borehole collars. Loncor created a new DTM with positions from the collars supplemented by coordinates of soil samples. Venmyn is satisfied that this is as accurate a representation as can be obtained from currently available data. The closed wireframe extends at least down to RL 200 metres but is truncated 500 metres below surface to fulfill the requirement that the resource has a reasonable prospect of mining using a decline. Venmyn is in agreement with this working definition.

DTMs were also constructed to define the alteration surfaces BOCO (Bottom Of Complete Oxidation) and TOFR (Top Of Fresh Rock), interpreted between boreholes. Venmyn has checked the application of these surfaces to the segregation of the block model into oxidised, transition and fresh ore.

Data within the target zones were selected and composited to 1 metre intervals, thereby creating a uniform support size for statistical modelling. Loncor has composited globally to 1 metre interval. This is representative of core logging as a whole, but Venmyn notes that the dominant (mode) length of samples in the mineralized lithologies is significantly shorter at 0.67 metres.

Statistical and Geostatistical Analysis of Data

Statistical Analysis

Classic statistics were carried out on the data acquired in order to investigate its validity. Table 10 below shows the summary of the statistical analysis. The statistics show high variances and ranges, especially for Zones 1 and 2. This could be indicative of the limited data collected or of the nugget effect that is inherent in gold deposits. More meaningful statistics are anticipated as more samples per zone are collected and analysed.

Table 10: Summary Statistics on the Makapela Data

ZONE	FIELD	NSAMPLES	MIN	MAX	RANGE	MEAN	VARIANCE	STANDDEV
1		131	0	121.3	121.3	6.7	196.6	14
2	AU	170	0	371.1	371.1	8.3	887.7	29.8
3		15	0.2	26.1	25.9	5.2	47.4	6.9
8		89	0.1	17.6	17.6	4.4	14.6	3.8

Variography

Grade interpolation was effected using ordinary kriging and Datamine’s dynamic anisotropy option was employed using sample data located within the 2.0 g/t cut-off interpreted boundaries. No capping was applied to the samples prior to grade interpolation. The search ellipse dimensions were set at 90 metres along the strike of the structure, 50 metres down-dip and 9 metres in the cross-structure directions. Dip and dip directions were calculated from wireframes using Datamine’s Anisoang command and later interpolated into the individual blocks using Datamine’s Estima process. Grade interpolation was effected separately for the individual zones and Datamine’s dynamic anisotropy process was employed to ensure that the search distances were controlled by the orientation and axes of the search volume and grades were interpolated primarily into parent cell. The down-dip extrapolation was restricted to three times the down dip variogram range from the last drillhole used in the interpolation. The model was trimmed off at a maximum depth of 500 metres below surface for reporting.

Analysis of the Grade-Tonnage Curve

A grade-tonnage curve (see Figure 7 below) was compiled from the block listing data acquired from the modelling process. This includes all blocks that contributed to the mineral resource estimate and as such represent the total mineral resource for the Makapela prospect. When a Au grade cut-off of 2.75 g/t is applied on the curve, then 4.1Mt inferred mineral resource at 7.6 g/t is indicated. This concurs with the mineral resource reported, which validates the results achieved.

Figure 7: Grade-Tonnage Curve for Makapela Prospect

Mineral Resource Estimate

A 3D block model was created in Datamine for the purposes of mineral resource estimation. Block sizes of 5 metres (east-west, approximately across strike) x 10 metres (north-south, within 20° of strike) x 10 metres (vertical) were used. Composite data were then divided into domains for grade estimation purposes. Dynamic anisotropy was used in estimating grade. The same variogram model was used for all the zones, but the application of Datamine’s proprietary “dynamic anisotropy” enabled it to be adjusted to the different orientations of the various reefs, thereby improving sample selection and calculation of kriging weights. The technique of subcelling was employed to estimate the actual volume of reef contained within each parent cell. Following that, tonnages above specified cut-offs were calculated. Estimates and data selected have been confined to the zone of 2 g/t cut-off. In this regard no structural features are highlighted.

The entire resource is classified in the inferred category. Although geological confidence is high, grade interpolation confidence is low, due to the inherent irratic nature of grade in gold deposits. A cut-off grade of 2.75 g/t has been selected for the purpose of resource reporting. This cut-off grade was inferred from similar projects world-wide and the anticipated underground mining method. The mineral resources statement for Makapela prospect is provided in Table 11 below.

Table 11: Inferred Mineral Resource Estimate for Makapela Prospect with an Effective Date of April 11, 2012

	REEF 1			REEF 2			REEF 3			SELE SELE			ZONE TOTAL/AVE
ZONE	ORE (Mt)	GRADE (g/t)	Au (Moz)	ORE (Mt)	GRADE (g/t)	Au (Moz)	ORE (Mt)	GRADE (g/t)	Au (Moz)	ORE (Mt)	GRADE (g/t)	Au (Moz)	ORE (Mt)	GRADE (g/t)	Au (Moz)
Oxide	0.14	10.73	0.05	0.16	11.51	0.06	0.01	7.62	0.002	0.15	6.49	0.0318	0.45	9.50	0.14
Transition	0.04	8.43	0.01	0.11	10.49	0.04	0.00	6.72	0.001	0.05	5.19	0.0083	0.20	8.67	0.06
Fresh	0.78	11.33	0.29	1.54	7.21	0.36	0.16	6.74	0.034	0.97	4.15	0.1288	3.45	7.27	0.81
TOTAL/ AVE	0.96	11.12	0.34	1.80	7.79	0.45	0.17	6.79	0.04	1.17	4.49	0.17	4.10	7.59	1.00

Notes:

1.	A gold price of US$1,500 was used to calculate cut-off grade.

2.	A cut-off grade of 2.75 g/t Au was used to estimate mineral resources.

3.	A minimum reef width of 1.5 metres was used.

The resources are classified according to alteration type and reef. Although the geology is well understood and it is reasonable to assume geological continuity, there is insufficient grade data and spatial correlation of grades is insufficiently modelled, to permit any classification other than inferred. The total mineral resources for the Makapela prospect are demonstrated at different cut-off grades in Table 12 below.

Table 12: Inferred Mineral Resource Estimates for Makapela Prospect with an Effective Date of April 11, 2012 at Various Gold Grade Cut-Offs

CUT-OFF GRADE (g/t)	AVERAGE GRADE (g/t)	ORE (Mt)	Au (Moz)
1.00	5.65	6.30	1.14
2.00	6.41	5.30	1.09
2.75	7.59	4.10	1.00
3.00	8.07	3.72	0.97
4.00	9.64	2.78	0.86

Notes:

1.	A gold price of US$1,500 was used to calculate cut-off grade.

2.	A minimum reef width of 1.5 metres was used.

2013 Exploration Plans at Ngayu

The main operational objectives of the 2013 Ngayu exploration program are to (a) complete the preliminary economic assessment of the Makapela prospect (which commenced in the fourth quarter of 2012) by May 2013, and to plan the next phase of the project, (b) complete follow up on all targets defined by the BLEG and geophysics surveys and to carry out sufficient drilling to demonstrate the potential for at least one significant gold deposit.

Makapela

The preliminary economic assessment of the Makapela prospect is being managed by SENET of South Africa. The results of the study will determine the extent and direction of further work at Makapela.

Imva Fold Area

The Imva Fold area will be the Company’s main focus during 2013, and is planned to involve the following:

•	interpretation of magnetic and radiometric data from the detailed survey;
•	completion of infill soil sampling where the initial 320 metre-spaced lines returned anomalous results;
•	detailed mapping and rock chip and channel sampling in geochemically anomalous areas;
•	Auger drilling to test soil anomalies, and/or identify regolith type and thickness;
•	IP surveys, with the objectives of identifying mineralization which does not have a surface expression, and/or defining the best drill targets within mineralized zones. The work will commence in Nagasa, and be extended to other prospects within the Imva Fold; and
•	diamond drilling, which will include:
➢	follow-up of drilling completed in the fourth quarter of 2012 at Mondarabe, depending on result;
➢	completion of the preliminary traverses at Nagasa, with the objective of providing lithostructural data to assist with the IP interpretation;
➢	drilling soil and rock chip anomalies in the southeast of the Matete prospect;
➢	drilling other potentially mineralized targets indicated by the IP data, initially at Nagasa, and then on other targets.

Anguluku

The program at Anguluku for 2013 is planned to entail the following:

•	interpretation of magnetic and radiometric data from the detailed survey;
•	continuation of auger drilling to test soil geochemical anomalies and potential mineralization under transported overburden;
•	preliminary diamond drilling of soil and auger anomalies;
•	following completion of the Imva Fold geophysics, IP surveys to generate and prioritise additional drilling targets.

Adumbi West

Exploration at Adumbi West will be based on the results of soil, rock chip and channel sampling programs completed in in the fourth quarter of 2012, complemented by the detailed geophysics data. It is expected that infill soil sampling, auger drilling, and possibly trenching, will be employed to generate initial drilling targets.

Itali

In order to optimize future drilling at Itali, IP surveys will be carried out with the objectives of (a) testing the possible westward extension of mineralization under the thick, transported overburden, and (b) locating potential zones of higher grade mineralization within the drilled package. This work is scheduled for the latter part of 2013, following the higher-priority IP surveys in the Imva Fold area and at Anguluku.

Other Targets

Ground follow-up of the remaining BLEG targets is planned to be undertaken during 2013, with priority given to targets M2, M5 and L1. Reconnaissance will be undertaken to confirm the regolith types interpreted from radiometric data. In areas with residual soil, preliminary work will entail soil sampling on 320 metre-spaced lines. For areas with transported overburden, detailed BLEG is planned in order to delineate the source areas of the anomalies as closely as possible, with follow-up by augering, pitting and trenching.

North Kivu Project

Loncor owns or controls a contiguous block of 53 exploration permits (or "PRs") covering an area of approximately 14,344 square kilometers to the northwest of Lake Edward in North Kivu province in the DRC. These PRs are located between the two major gold belt terrains of the DRC: the Twangiza-Namoya gold belt, owned by Banro Corporation, and the Kilo-Moto gold belt, previously controlled by Moto Gold and now owned by Randgold and Anglogold Ashanti. In addition to gold, there are a number of alluvial platinum occurrences in the project area, including the type locality for the platinum selenide mineral luberoite near Lubero. To date no primary source has been found for the alluvial platinum occurrences. Although the priority is gold and platinum, the North Kivu project also has a number of niobium, rare earths, tantalum, copper, iron and diamond occurrences.

The most advanced gold prospect within the North Kivu project area is Manguredjipa.

Manguredjipa

Certain of the following disclosure relating to the Manguredjipa prospect is derived from the independent technical report (herein referred to as, the "Manguredjipa Technical Report") dated February 29, 2012 and entitled "National Instrument 43-101 Independent Technical Report on the Manguredjipa Gold Project, North Kivu Province, Democratic Republic of the Congo" prepared for Loncor by Venmyn. A copy of the Manguredjipa Technical Report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Property Description and Location

The Manguredjipa project is a gold project located in the North Kivu Province of the DRC, approximately 80 kilometres northwest of Lake Edward, as shown in Figure 1. Manguredjipa forms part of Loncor’s extensive North Kivu property, extending over an area of approximately 77,000ha. The project was delineated from Loncor’s exploration program commissioned in 2008 as one of the primary targets to pursue and conduct further studies on. The project consists of four PRs 1380, 1381, 1718 and 1719, two of which (1380 and 1381) are owned by Loncor through its wholly-owned DRC subsidiary, while the other two are under option. The project has been delineated into three prospective targets, namely Durba, Manguredjipa West and Muhanga.

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

The renewal date for PRs 1380 and 1381 was October 10, 2012 and, as per the mining regulations, renewal applications for these two PRs were submitted on July 10, 2012 to the Mining Registry. During the latter half of 2012, these 2 PRs were under force majeure due to the security situation. For PRs 1718 and 1719, these were due for renewal in February 2012 but due to force majeure, the Mining Registry extended the expiry dates of both PRs to December 27, 2012.

The Manguredjipa project PRs are renewable twice for five years. Upon each renewal, the PR area must be reduced by at least 50%.

According to DRC law, the surface rights and the mineral rights pertaining to one property are not separated. Loncor therefore owns or has option rights to the licences to both the surface and mineral rights to the Manguredjipa project.

In order to maintain a PR in good standing the title holder is required to make annual surface fee and surface tax payments to the State Treasury and the Provincial Tax authorities, respectively. All surface fees and provincial taxes for the Manguredjipa project have been paid and the permits are currently in good standing. Table 13 below summarizes the surface fee and provincial tax payments which were made for 2011 and 2010.

Table 13: Summary of Fees and Taxes due by Loncor (2010-2013)

PR		SURFACE FEES (USD)				PROVISIONAL TAXES (USD)
NO.	LICENCE NO.	2010	2011	2012	2013	2010	2011	2012	2013
1380	NO° CAMI/CR/10 3/2003	10,395	10,237	FM	FM	1,155	1,320	FM	FM
1381	NO° CAMI/CR/102/2 003	FM	FM	FM	FM	FM	FM	FM	FM
1718	NO° CAMI/CR/28 99/2007	411	5,629	FM	FM	479	697	FM	FM
1719	NO° CAMI/CR/2900/2007	755	8,632	FM	FM	880	1,069	FM	FM

FM: Force Majeure

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Manguredjipa project area occurs to the south of the Mobissio and Mutumbi highland ridge which trends northwest-southeast across the region. This elevated ridge forms the main watershed of the region. Topographically the area is hilly with deeply incised valleys with an average elevation of 1,000 mamsl, ranging from 700 mamsl to 1,500 mamsl. The hilltops rise more than 50 metres above the surrounding drainage basins and in the western Lenda-Biaboy basins the hills are steeply sided with slope angles of up to 35°. The hills in the southern Eohe basin are less steeply sided, with slopes of 15°.

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

The nearest village to the site is Mangazi village, situated a few kilometres south of the main artisanal workings. The Manguredjipa property lies within the Lubero Territory under the collectivité of Bapere. The indigenous people are Bapiri and their main source of income is through subsistence farming and artisanal mining. Goma, Butembo and Beni are the principal commercial centres in the northeastern DRC. Loncor has constructed an exploration camp close to the project which houses the exploration team (see Figure 8).

In relation to the existing infrastructure of the North Kivu Province, the Manguredjipa project is well placed. The mode of transport for the general population is mainly trucks and buses on the road to Butembo, which has deteriorated since exploration began in 2008, but is constantly maintained by Loncor for ease of passage. The project’s exploration team utilises mainly utility vehicles and, where there are no roads, they travel on foot. In some cases a helicopter can be utilised to gain access to remote areas.

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

The summary of the past exploration serves to indicate that areas of primary mineralisation exist, both as disseminated ore bodies and quartz veins and these areas are situated on the following drainage systems as noted in Figure 7:

• Manguredjipa drainage at D1, D2, D3, D4 (plus Gite A) to D7;

• source of Mabea River D5 and D6;

• Mabea D2;

• source of Potopoto and D1; and

• Makwasu D6, D3 and G4.

Figure 8

DRAINAGE SYSTEMS OF THE MANGUREDJIPA AREA

DRAINAGE SYSTEMS - NORTH KIVU
Orientale Province
Manguredjipa
North Kivu Province
DRC
Mt. Mutumoi
Mt. Mobissio
Mt. Edongoa
Mt. Nguma
Camp Manguredjipa
LEGEND:
Highland - Watershed
Mountain
Permis de Recherches (PR)
MANGUREDJIPA PR AREA - DRAINAGE AND INFRASTRUCTURE
Manguredjipa Drainage
Adit
Gita A
Camp Manguredjipa
D7
G5
G4
D6
D5
D4
D3
D2
D1
G3
G2
G1
G0
B3
LEGEND:
Road
River
Area of Gold Recovery
Scale
10km

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

Exploration up to 2012

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

From 2010 until October 2011, the focus was on the Durba, Manguredjipa West and Muhanga prospects. Another prominent artisanal adit, named the Mont Blue Adit, was discovered within the Muhanga prospect. The following was carried out during this period:

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

2012 Exploration Activities at Manguredjipa

Exploration continued in the Manguredjipa area until early June 2012, when activities were suspended to conserve funds for the priority Ngayu project. The field camp at Manguredjipa is currently under care and maintenance. Field work focused mainly on the Muhanga prospect. In order to better assess continuity of the mineralization, a channel sampling program at the Muhanga prospect commenced in late 2011 and was completed in the first quarter of 2012. A total of 780 metres were sampled by means of a mechanical rock cutter, in two phases: (a) channels orientated N-S, i.e. normal to the lithological strike and long-axis of the rock chip anomaly, and (b) channels orientated E-W, normal to the dominant quartz vein direction. The results indicate that the mineralization is patchy, and the potential to generate a significant tonnage is low.

Due to the current security situation in North Kivu province, the four PRs comprising the Manguredjipa project are now subject to Force Majeure.

2013 Exploration Plans at Manguredjipa

It is proposed to extend the Technical Services Agreement with Newmont to cover the North Kivu project. This would enable the area to be covered by BLEG sampling, so that exploration targets can be reliably and cost-effectively identified and prioritized. The program would be carried out by ground-based sampling teams (rather than by helicopter) and coverage of the northern half of the project area (about 700 samples representing 7,000 km2) would be completed in four to six months. Implementation of the program in 2013 will be dependent on the security situation and the duration of the Force Majeure.

Qualified Person

The "qualified person" (as such term is defined in National Instrument 43-101) who oversees the Company's exploration programs is Dr. Howard Fall. Dr. Fall, who is the Company's Exploration Manager, has reviewed and approved the technical information in this Form 20-F relating to the Company’s mineral projects.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

See the management's discussion and analysis of the Company for the year ended December 31, 2012 incorporated by reference into this Form 20-F as Exhibit 15.1.

A. Operating Results

See the management's discussion and analysis of the Company for the year ended December 31, 2012 incorporated by reference into this Form 20-F as Exhibit 15.1.

B. Liquidity and Capital Resources.

See the management's discussion and analysis of the Company for the year ended December 31, 2012 incorporated by reference into this Form 20-F as Exhibit 15.1.

C. Research and Development, Patents and Licenses, etc.

Not applicable.

D. Trend Information

None of the Company's assets are currently in production or generate revenue. However, the cyclical nature of the prices of metals, particularly the price of gold, is reasonably likely to have an effect on the Company's liquidity and capital resources. If the price of gold or the worldwide demand for gold decreases, there would likely be an adverse effect on the Company’s ability to raise additional funding and attract exploration partners for its projects. Recently, junior mineral exploration companies have experienced difficulties raising new money, and capital raising activities completed by such companies have often resulted in substantial dilution to existing shareholders.

E. Off-Balance Sheet Arrangements.

The Company does not have any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

The following information is as of December 31, 2012 and in United States dollars:

Payments due by period
		Less			More
Contractual		than	1-3	3-5	than
Obligations	Total	1 year	years	years	5 years

Long-term debt	-	-	-	-	-
Capital (finance) lease obligations	-	-	-	-	-
Operating lease obligations	$338,428	$212,411	$126,017	-	-
Purchase obligations	-	-	-	-	-
Other long-term liabilities	-	-	-	-	-
Total	$338,428	$212,411	$126,017	-	-

G. Safe Harbor

Not applicable.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The directors and officers of the Company, their ages and term of continuous service are as follows:

Name	Age	Current Position(s) with the Company	Served as a Director and/or Officer Since

Peter N. Cowley	65	President, Chief Executive Officer and a director	October 26, 2009 (director) November 1, 2009 (officer)

Howard Fall	57	Exploration Manager	May 1, 2010

Arnold T. Kondrat	60	Executive Vice President and a director	August 24, 1993 (director) August 24, 1993 (officer)

Donat K. Madilo	51	Chief Financial Officer	May 1998

Naomi Nemeth	52	Vice President, Investor Relations	September 1, 2012

Geoffrey G. Farr	46	General Counsel and Corporate Secretary	November 28, 2008

Kevin R. Baker (1) (2)	64	Director	September 1, 2000

Maurice J. Colson (1) (2)	70	Director	March 31, 2011

Richard J. Lachcik	55	Director	June 29, 1998

William R. Wilson (1) (2)	70	Director	July 15, 1997

(1)	Member of the audit committee of the board of directors of the Company.

(2)	Member of the compensation committee of the board of directors of the Company (the "Compensation Committee").

Peter N. Cowley – Mr. Cowley is a geologist with 40 years international experience in the minerals industry, mainly in Africa. From June 2004 until September 2007, Mr. Cowley was Chief Executive Officer of Banro Corporation ("Banro") and from June 2004 until March 2008 he was President of Banro, where he led the exploration program over Banro’s gold properties in the eastern DRC. He has a B.Sc. (Honours) degree in Geology from Bedford College (University of London), a M.Sc. in Mineral Exploration from the Royal School of Mines and a M.B.A. from the Strathclyde Business School. Mr Cowley is also a Fellow of the Institute of Materials, Minerals and Mining. From 1989 to 1996, Mr Cowley was Technical Director of Cluff Resources and during this period was directly responsible for the discovery and development of the Ayanfuri mine in Ghana and the Geita mine in Tanzania. In 1996, with the acquisition of Cluff Resources PLC by Ashanti Goldfields Company Limited, Mr. Cowley was appointed Managing Director of Ashanti Exploration, where he managed the exploration activities of Ashanti Goldfields Company Limited throughout Africa. He was Managing Director of Ashanti Exploration until the end of May 2004 when he joined Banro. Peter is currently a director of Amara Mining plc, Cluff Natural Resources plc and Banro.

Howard Fall - Dr. Fall is a professional geologist with more than 30 years of experience in various countries in Africa. Previous to his role with Loncor, he served as Exploration Manager for Banro Corporation, AngloGold Ashanti and Gencor. Dr. Fall also led the exploration team which discovered the Ahafo and Akym gold deposits in Ghana, West Africa. He has a Ph.D. from Sheffield University in the UK.

Arnold T. Kondrat - Mr. Kondrat is the Company's principal founder and has over 25 years of management experience in the resource exploration industry. During this time he has been an officer and director of a number of publicly-traded resource exploration companies, in both Canada and the United States. Mr. Kondrat is the principal founder, and Executive Vice President and a director, of Banro (a gold mining company listed on the Toronto Stock Exchange and the NYSE MKT LLC with projects in the eastern DRC). He is also the principal founder, and Executive Vice President and a director, of Gentor Resources Inc. (a mineral exploration company listed on the TSX Venture Exchange), a consultant to and director of Delrand Resources Limited (a mineral exploration company listed on the Toronto Stock Exchange and the JSE) and President of Sterling Portfolio Securities Inc. (a private venture capital firm based in Toronto).

Donat K. Madilo – Mr. Madilo has over 23 years of experience in accounting, administration and finance in the DRC and North America. He is Chief Financial Officer of each of Banro and Gentor Resources Inc. and Treasurer of Delrand Resources Limited. Mr. Madilo’s previous experience includes director of finance of Coocec-ceaz (a credit union chain in the DRC) and senior advisor at Conseil Permanent de la Comptabilité au Congo, the accounting regulation board in the DRC. He holds a Bachelor of Commerce (Honours) degree from Institut Supérieur de Commerce de Kinshasa, a B.Sc. (Licence) in Applied Economics from University of Kinshasa and a Masters of Science in Accounting (Honours) from Roosevelt University in Chicago.

Naomi Nemeth - Ms. Nemeth is a seasoned investor relations professional with more than 25 years' experience, the majority of which has been focused on the mining industry with companies such as Desert Sun Mining (acquired by Yamana Gold), Wolfden Resources (acquired by Zinifex), African Copper, Homeland Energy and Continental Gold. Ms. Nemeth began her career as a geologist working in the Yukon, Northwest Territories and Ontario and has an undergraduate degree in geology and biology from Brock University and a Master's degree in journalism from the University of Western Ontario.

Geoffrey G. Farr – From February 2011 to present, Mr. Farr has been Vice President, General Counsel of Banro, and General Counsel to each of Loncor, Gentor Resources Inc. and Delrand Resources Limited. He is also currently Corporate Secretary of each of Banro and Gentor Resources Inc., and Corporate Secretary and a director of Delrand Resources Limited. Prior to February 2011, Mr. Farr practised corporate and securities law in Toronto for 17 years, which included extensive experience in representing public companies. He holds a LL.B. from the University of Ottawa and a B.Comm. from Queen’s University.

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

Maurice J. Colson – Mr. Colson has worked in the investment industry for more than 36 years and was for many years managing director for a major Canadian investment dealer in the United Kingdom. He is actively involved in providing strategic counsel and assistance with financing to emerging private and public companies in Canada and to Canadian companies operating in China, Africa and South America. He sits on the board of directors of several Toronto Stock Exchange and TSX Venture Exchange listed companies and is the former President and Chief Executive Officer of Lithium One Resources. Mr. Colson holds a Masters of Business Administration degree.

Richard J. Lachcik - Mr. Lachcik is a partner of the law firm Norton Rose Canada llp, which acts as counsel to the Company. He has been practising corporate and securities law in Toronto, Canada for over 29 years. Mr. Lachcik has extensive experience in representing public companies and also acts for a number of investment dealers. He has been an officer and director of a number of Canadian public companies.

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
Hornby Bay Mineral Exploration Ltd.
Alexis Minerals Corporation
Stetson Oil & Gas Ltd.
China Goldcorp Ltd.
Delrand Resources Limited
Sagittarius Capital Corporation
Sagres Energy Inc.

Peter N. Cowley	Banro Corporation
Amara Mining plc
Cluff Natural Resources plc

Arnold T. Kondrat	Banro Corporation
Delrand Resources Limited
Gentor Resources Inc.

Richard J. Lachcik	Banro Corporation
Cerro Grande Mining Corporation

William R. Wilson	Delrand Resources Limited

Other than the board of directors, the Company does not have an administrative, supervisory or management body.

B. Compensation

Executive Officers

Summary Compensation Table

The following table sets forth certain information with respect to compensation paid to the executive officers of the Company for the financial year ended December 31, 2012.

Name and Principal Position	Year	Salary (1) ($)	Share-based awards ($)	Option-based awards (2) ($)	Non-equity incentive plan compensation - Annual Incentive Plan ($)	All other Compensation ($)		Total Compensation ($)
Peter N. Cowley (1) Chief Executive Officer and President	2012	$350,425	N/A	$79,063	Nil	$40,437	(3)	$469,925
Donat K. Madilo Chief Financial Officer	2012	$100,080	N/A	$31,625	Nil	$8.340	(4)	$140,045
Arnold T. Kondrat Executive Vice President	2012	$132,106	N/A	$79,063	Nil	$11,009	(4)	$222,178
Howard Fall Exploration Manager	2012	$216,000	N/A	$39,532	$21,600	$27,543	(5)	$304,675
Geoffrey G. Farr General Counsel and Corporate Secretary	2012	$99,977	N/A	$31,625	Nil	$8,331	(4)	$139,933

(1)	The salary for Mr. Cowley is paid in United Kingdom pounds. The U.S. dollar amount set out in the above table for the salary of Mr. Cowley was calculated using an average exchange rate for 2012 of US$1.00 = £0.62781. The salaries for Messrs. Madilo and Kondrat are paid in Canadian dollars. The U.S. dollar amounts set out in the above table for the salaries of Messrs. Madilo and Kondrat were calculated using an average exchange rate for 2012 of Cdn$1.00 = US$1.0008.

(2)	These amounts represent the grant date fair value of stock options awarded in 2012 under the Company's Stock Option Plan, calculated in Canadian dollars and then converted to U.S. dollars using an average exchange rate for 2012 of Cdn$1.00 = US$1.0008. Such grant date fair value was calculated in accordance with the Black-Scholes model using the price of the Company's common shares on the date of grant of Cdn$0.82, with the key valuation assumptions being stock price volatility of 68.02%, risk free interest rate of 1.16%, no dividend yield and expected life of 3 years.

(3)	This amount represents life and medical insurance premiums paid by the Company and the accrued “Retention Allowance” (as such term is defined below). The breakdown of such items is as follows: life and medical insurance premiums: $11,235; Retention Allowance: $29,202.

(4)	These amounts represent the accrued Retention Allowance.

(5)	This amount represents life and medical insurance premiums paid by the Company and the accrued Retention Allowance. The breakdown of such items is as follows: life and medical insurance premiums: $9,543; Retention Allowance: $18,000.

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

Incentive Plan Awards

The following table provides details regarding outstanding option and share-based awards held by the executive officers of the Company as at December 31, 2012:

Outstanding share-based awards and option-based awards

	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (2) ($)	Option expiration date	Aggregate value of unexercised in-the-money options (3) (US$)	Number of shares or units that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Peter N. Cowley	Dec. 12, 2012	250,000	Cdn$1.05 (US$1.06)	Dec. 12, 2017	Nil	N/A	N/A
	Jan. 28, 2011	150,000	Cdn$2.69 (US$2.70)	Jan. 28, 2016	Nil
	Oct. 26, 2009	750,000	Cdn$1.00 (US$1.01)	Oct. 26, 2014	Nil
Donat K. Madilo	Dec. 12, 2012	100,000	Cdn$1.05 (US$1.06)	Dec. 12, 2017	Nil	N/A	N/A
	Jan. 28, 2011	50,000	Cdn$2.69 (US$2.70)	Jan. 28, 2016	Nil
	Mar. 11, 2010	50,000	Cdn$1.25 (US$1.26)	Mar. 11, 2015	Nil
	Sept. 30, 2009	100,000	Cdn$1.20 (US$1.21)	Sept. 30, 2014	Nil
Arnold T. Kondrat	Dec. 12, 2012	250,000	Cdn$1.05 (US$1.06)	Dec. 12, 2017	Nil	N/A	N/A
	Jan. 28, 2011	150,000	Cdn$2.69 (US$2.70)	Jan. 28, 2016	Nil
	Sept. 30, 2009	300,000	Cdn$1.20 (US$1.21)	Sept. 30, 2014	Nil
Howard Fall	Dec. 12, 2012	125,000	Cdn$1.05 (US$1.06)	Dec. 12, 2017	Nil	N/A	N/A
	Jan. 28, 2011	60,000	Cdn$2.69 (US$2.70)	Jan. 28, 2016	Nil
	Mar. 11, 2010	120,000	Cdn$1.25 (US$1.26)	Mar. 11, 2015	Nil
	Sept. 30, 2009	25,000	Cdn$1.20 (US$1.21)	Sept. 30, 2014	Nil
Geoffrey G. Farr	Dec. 12, 2012	100,000	Cdn$1.05 (US$1.06)	Dec. 12, 2017	Nil	N/A	N/A
	Jan. 11, 2011	100,000	Cdn$2.45 (US$2.46)	Jan. 11, 2016	Nil
	Mar. 11, 2010	50,000	Cdn$1.25 (US$1.26)	Mar. 11, 2015	Nil
	Sept. 30, 2009	50,000	Cdn$1.20 (US$1.21)	Sept. 30, 2014	Nil

(1)	1/4 of the stock options granted to each optionee vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.

(2)	The exercise price of each of the stock options held by the officers is in Canadian dollars. The U.S. dollar figures set out in this column of the table were calculated using the noon exchange rate on December 31, 2012 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$1.0051.

(3)	This is based on (a) the last closing sale price per share of the Company’s common shares as at December 31, 2012 of Cdn$0.70 as reported by the TSX Venture Exchange, and (b) converting that price into a price of US$0.70 using the noon exchange rate on December 31, 2012 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$1.0051.

The following table provides details regarding outstanding option-based awards, share-based awards and non-equity incentive plan compensation held by the executive officers of the Company, which vested and/or were earned during the year ended December 31, 2012:

Incentive plan awards - value vested or earned during the year

Name	Option-based awards - Value vested during the year (1) (US$)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Peter N. Cowley	Nil	N/A	N/A
Donat K. Madilo	$2,250	N/A	N/A
Arnold T. Kondrat	Nil	N/A	N/A
Howard Fall	$5,400	N/A	N/A
Geoffrey G. Farr	$2,250	N/A	N/A

(1)	Identifies the aggregate dollar value that would have been realized by the officer if the officer had exercised all options exercisable under the option-based award on the vesting date(s) thereof.

Non-Executive Directors

The directors of the Company were not paid any fees by the Company during the financial year ended December 31, 2012 for their services in their capacity as directors, other than as set out in the table below under "Director Summary Compensation Table". The Company's directors are entitled to receive stock option grants under the Company's Stock Option Plan, as recommended by the Compensation Committee and determined by the board of directors of the Company (the "Board"). The exercise price of such stock options is determined by the Board, but shall in no event be less than the last closing price of the Company’s common shares on the TSX Venture Exchange prior to the date the stock options are granted.

During the financial year ended December 31, 2012, the Company incurred legal expenses (and related costs) of Cdn$227,635 (or US$227,817 based on an average exchange rate for 2012 of Cdn$1.00 = US$1.0008) to Norton Rose Canada llp (which acts as legal counsel to the Company). Richard J. Lachcik, a director of the Company, is a partner of Norton Rose Canada llp.

All directors receive reimbursement for reasonable out-of-pocket expenses related to their attendance at meetings or other expenses incurred for Company purposes.

Director Summary Compensation Table

The following compensation table sets out the compensation paid to each of the Company's directors in the year ended December 31, 2012, other than Messrs. Cowley and Kondrat. See "Executive Officers - Summary Compensation Table" above for a details regarding the compensation paid to Messrs. Cowley and Kondrat in respect of services rendered during 2012.

Name	Fees earned ($)	Share-based awards ($)	Option-based awards (1) ($)	Non-equity incentive plan compensation ($)	All other Compensation ($)		Total ($)
Kevin R. Baker	$30,000	N/A	$15,813	N/A	Nil		$45,813
Maurice J. Colson	$30,000	N/A	$15,813	N/A	Nil		$45,813
Richard J. Lachcik	$30,000	N/A	$15,813	N/A	Nil	(2)	$45,813
Simon F.W. Village (3)	$0	N/A	$15,813	N/A	$120,096	(4)	$135,909
William R. Wilson	$30,000	N/A	$15,813	N/A	Nil		$45,813

(1)	These amounts represent the grant date fair value of stock options awarded in 2012 under the Company's Stock Option Plan, calculated in Canadian dollars and then converted to U.S. dollars using an average exchange rate for 2012 of Cdn$1.00 = US$1.0008. Such grant date fair value was calculated in accordance with the Black-Scholes model using the price of the Company's common shares on the date of grant of Cdn$0.82, with the key valuation assumptions being stock price volatility of 68.02%, risk free interest rate of 1.16%, no dividend yield and expected life of 3 years.

(2)	See the disclosure above under "Director Compensation" with respect to the legal expenses (and related costs) incurred by the Company to Norton Rose Canada llp in 2011.

(3)	Mr. Village resigned as a director of the Company in March 2013.

(4)	This amount represents consulting fees, which were paid in Canadian dollars. The U.S. dollar amount set out in the above table for such amount was calculated using an average exchange rate for 2012 of Cdn$1.00 = US$1.0008.

Incentive Plan Awards

The following table provides details regarding the outstanding option and share based awards held as at December 31, 2012 by the directors of the Company other than Messrs. Cowley and Kondrat. See "Executive Officers - Incentive Plan Awards" above for details regarding the outstanding stock options held by Messrs. Cowley and Kondrat as at December 31, 2012.

Outstanding share-based awards and option-based awards

	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (2) ($)	Option expiration date	Aggregate value of unexercised in-the-money options (3) (US$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Kevin R. Baker	Dec. 12, 2012	50,000	Cdn$1.05 (US$1.06)	Dec. 12, 2017	Nil	N/A	N/A
	Jan. 28, 2011	50,000	Cdn$2.69 (US$2.70)	Jan. 28, 2016	Nil
	Sept. 30, 2009	300,000	Cdn$1.20 (US$1.21)	Sept. 30, 2014	Nil
Maurice J. Colson	Dec. 12, 2012	50,000	Cdn$1.05 (US$1.06)	Dec. 12, 2017	Nil	N/A	N/A
	April 6, 2011	50,000	Cdn$2.69 (US$2.70)	April 6, 2016	Nil
	Sept. 30, 2009	100,000	Cdn$1.20 (US$1.21)	Sept. 30, 2014	Nil

Outstanding share-based awards and option-based awards

	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (2) ($)	Option expiration date	Aggregate value of unexercised in-the-money options (3) (US$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Richard J. Lachcik	Dec. 12, 2012	50,000	Cdn$1.05 (US$1.06)	Dec. 12, 2017	Nil	N/A	N/A
	Jan. 28, 2011	50,000	Cdn$2.69 (US$2.70)	Jan. 28, 2016	Nil
	Sept. 30, 2009	50,000	Cdn$1.20 (US$1.21)	Sept. 30, 2014	Nil
Simon F.W. Village(4)	Dec. 12, 2012	50,000	Cdn$1.05 (US$1.06)	Dec. 12, 2017	Nil	N/A	N/A
	Jan. 28, 2011	150,000	Cdn$2.69 (US$2.70)	Jan. 28, 2016	Nil
	Sept. 30, 2009	300,000	Cdn$1.20 (US$1.21)	Sept. 30, 2014	Nil
William R. Wilson	Dec. 12, 2012	50,000	Cdn$1.05 (US$1.06)	Dec. 12, 2017	Nil	N/A	N/A
	Jan. 28, 2011	50,000	Cdn$2.69 (US$2.70)	Jan. 28, 2016	Nil
	Sept. 30, 2009	50,000	Cdn$1.20 (US$1.21)	Sept. 30, 2014	Nil

(1)	1/4 of the stock options granted to each optionee vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.

(2)	The exercise price of each of the stock options held by the directors is in Canadian dollars. The U.S. dollar figures set out in this column of the table were calculated using the noon exchange rate on December 31, 2012 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$1.0051.

(3)	This is based on (a) the last closing sale price per share of the Company’s common shares as at December 31, 2012 of Cdn$0.70 as reported by the TSX Venture Exchange, and (b) converting that price into a price of US$0.70 using the noon exchange rate on December 31, 2012 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$1.0051.

(4)	Mr. Village resigned as a director of the Company in March 2013.

The following table provides details regarding outstanding option-based awards, share-based awards and non-equity incentive plan compensation in respect of the directors of the Company other than Messrs. Cowley and Kondrat, which vested and/or were earned during the year ended December 31, 2012. See "Executive Officers - Incentive Plan Awards" above for details regarding the outstanding option-based awards, share-based awards and non-equity incentive plan compensation in respect of Messrs. Cowley and Kondrat, which vested and/or were earned during the year ended December 31, 2012.

Incentive plan awards - value vested or earned during the year

Name	Option-based awards - Value vested during the year (1) (US$)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)

Kevin R. Baker	Nil	N/A	N/A
Maurice J. Colson	Nil	N/A	N/A

Incentive plan awards - value vested or earned during the year

Name	Option-based awards - Value vested during the year (1) (US$)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)

Richard J. Lachcik	Nil	N/A	N/A
Simon F.W. Village (2)	Nil	N/A	N/A
William R. Wilson	Nil	N/A	N/A

(1)	Identifies the aggregate dollar value that would have been realized by the director if the director had exercised all options exercisable under the option-based award on the vesting date(s) thereof.

(2)	Mr. Village resigned as a director of the Company in March 2013.

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

Employment Contracts with Executive Officers – Termination Benefits

There is no contract, agreement, plan or arrangement that provides for payments to an executive officer of the Company at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Corporation or a change in an executive officer's responsibilities, other than as set out below. However, the board of directors of the Company (the "Board") may, in its sole discretion, accelerate the vesting of currently outstanding stock options granted under the Company’s Stock Option Plan in the event a take-over bid is made for the common shares of the Company, any change of control of the Company occurs or any other transaction involving the Company occurs (see "Executive Officers - Incentive Plan Awards" under Item 6.B. of this Form 20-F with respect to the stock options of the Company held by the executive officers of the Company; see also "Incentive Stock Option Plan" under Item 6.E. of this Form 20-F regarding the terms of the Company’s Stock Option Plan).

The Company and Mr. Cowley have entered into an employment contract (the "Cowley Agreement") which sets out the terms upon which Mr. Cowley performs the services of Chief Executive Officer and President of the Company. Under the Cowley Agreement, Mr. Cowley is currently paid an annual salary of 200,000 United Kingdom pounds, and the Company may, in the sole discretion of the Board, pay to Mr. Cowley a bonus in respect of each financial year of the Company during which Mr. Cowley's employment subsists. The term of the Cowley Agreement expires on November 1, 2012, but may be renewed for a further period by agreement between the Company and Mr. Cowley (in 2011, the expiry of the term of the Cowley Agreement was extended from November 1, 2011 to November 1, 2012). The Company may terminate the Cowley Agreement at any time for cause (as specified in the Cowley Agreement) without notice and without any payment in lieu of notice. The Cowley Agreement further provides as follows: (a) in the event of a "change of control" (as such term is defined in the Cowley Agreement) of the Company, Mr. Cowley has the right to terminate the Cowley Agreement and is entitled to be paid by the Company an amount equal to two times his annual salary; and (b) if immediately prior to such termination Mr. Cowley holds stock options of the Company, Mr. Cowley shall, subject to any restrictions imposed by or resulting from any applicable law or stock exchange rule or policy, be entitled to exercise all such stock options (vested and unvested) at any time during the period of time commencing upon such termination and ending on the expiry date of such stock options. The Cowley Agreement also provides as follows: (i) upon the occurrence of the "constructive dismissal" (as such term is defined in the Cowley Agreement) of Mr. Cowley, Mr. Cowley has the right to terminate the Cowley Agreement; (ii) Mr. Cowley may also terminate the Cowley Agreement upon the breach by the Company of any of the covenants of the Cowley Agreement if any such breach is not rectified by the Company within 30 days after written notice of such breach has been given to the Company; and (iii) upon termination pursuant to items (i) or (ii), Mr. Cowley is entitled to be paid by the Company the salary that would otherwise have been payable to Mr. Cowley over the balance of the term of the Cowley Agreement had Mr. Cowley not terminated the Cowley Agreement.

Audit Committee

The board of directors of the Company has an audit committee (the "Audit Committee"), the members of which are Kevin R. Baker, Maurice J. Colson and William R. Wilson. Each member of the Audit Committee is independent within the meaning of both the applicable Canadian and U.S. requirements. The Audit Committee's charter is incorporated by reference into this Form 20-F as Exhibit 1.3.

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

D. Employees

The following sets out the number of employees which the Company and its subsidiaries had as at December 31, 2012, December 31, 2011 and December 31, 2010, providing a breakdown of these employees by location:

Location	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2010

Loncor office in Toronto, Canada	7	7	3

Loncor office in Beni, DRC	18	31	20

Loncor office in Kinshasa, DRC	6	5	4

Ngayu project	64	53	31

North Kivu project	-	11	7

Totals:	95	107	65

Neither the Company nor any of its subsidiaries has any unionized employees.

Neither the Company nor any of its subsidiaries employ a significant number of temporary employees.

E. Share Ownership

The following table sets out the number of common shares of the Company held by the Company's directors and executive officers as of March 22, 2013 (including the percentage of the Company's outstanding common shares represented by such shares). See Item 6.B. of this Form 20-F for information regarding the stock options of the Company held by the Company's directors and executive officers as of March 22, 2013.

Name	Number of Common Shares Owned	Percentage of Outstanding Common Shares
Kevin R. Baker	7,164,331	9.76%
Maurice J. Colson	Nil	Nil
Peter N. Cowley	120,000	0.16%
Howard Fall	Nil	Nil
Geoffrey G. Farr	105,000	0.14%
Arnold T. Kondrat	10,208,418	13.90%
Richard J. Lachcik	11,666	0.02%
Donat K. Madilo	100,000	0.14%
Naomi Nemeth	Nil	Nil
William R. Wilson	3,333	0.01%

Incentive Stock Option Plan

The Company has a Stock Option Plan (the "Option Plan"), the principal purposes of which are: (A) to retain and attract qualified directors, officers, employees and consultants which the Company and its subsidiaries require; (B) to promote a proprietary interest in the Company and its subsidiaries; (C) to provide an incentive element in compensation; and (D) to promote the development of the Company and its subsidiaries. The following summarizes the terms of the Option Plan:

(a)	Stock options may be granted from time to time by the Board to such directors, officers, employees and consultants of the Company or a subsidiary of the Company, and in such numbers, as are determined by the Board at the time of the granting of the stock options.

(b)	The number of common shares of the Company reserved from time to time for issuance to optionees pursuant to stock options granted under the Option Plan shall not exceed 8,000,000 common shares (there are currently outstanding under the Option Plan 6,465,000 stock options entitling the holders to purchase an aggregate of 6,465,000 common shares of the Company (which is equal to 8.8% of the number of common shares of the Company which are currently outstanding), such that the number of new stock options currently available for future grants under the Option Plan is stock options to purchase an aggregate of 1,535,000 common shares of the Company (which is equal to 2.09% of the number of common shares of the Company which are currently outstanding)).

(c)	The exercise price of each stock option shall be determined in the discretion of the Board at the time of the granting of the stock option, provided that the exercise price shall not be lower than the "Market Price". "Market Price" means the last closing price of the common shares on the TSX Venture Exchange prior to the date the stock option is granted.

(d)	At no time shall:

(i)	the number of common shares reserved for issuance pursuant to stock options granted to insiders of the Company exceed 10% of the outstanding common shares;

(ii)	the number of stock options granted to insiders of the Company, within a 12 month period, exceed 10% of the outstanding common shares;

(iii)	the number of common shares reserved for issuance pursuant to stock options or pursuant to any other stock purchase or option plans of the Company granted to any one optionee exceed 5% of the outstanding common shares;

(iv)	the number of common shares issued pursuant to stock options to any one optionee, within a one-year period, exceed 5% of the outstanding common shares;

(v)	the number of stock options granted to any one consultant in a 12 month period exceed 2% of the outstanding common shares; or

(vi)	the aggregate number of stock options granted to persons employed in investor relations activities exceed 2% of the outstanding common shares in any 12 month period without the express consent of the TSX Venture Exchange.

(e)	All stock options shall be for a term determined in the discretion of the Board at the time of the granting of the stock options, provided that no stock option shall have a term exceeding five years and, unless the Board at any time makes a specific determination otherwise (but subject to the terms of the Option Plan), a stock option and all rights to purchase common shares pursuant thereto shall expire and terminate immediately upon the optionee who holds such stock option ceasing to be at least one of a director, officer or employee of or consultant to the Company or a subsidiary of the Company, as the case may be.

(f)	Unless otherwise determined by the Board at the time of the granting of the stock options, one-quarter of the stock options granted to an optionee vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.

(g)	Except in limited circumstances in the case of the death of an optionee, stock options shall not be assignable or transferable.

(h)	Disinterested shareholder approval is required prior to any reduction in the exercise price of a stock option if the optionee holding such stock option is an insider of the Company.

(i)	The Company may amend from time to time the terms and conditions of the Option Plan by resolution of the Board. Any amendments shall be subject to the prior consent of any applicable regulatory bodies, including the TSX Venture Exchange (to the extent such consent is required).

(j)	The Board has full and final discretion to interpret the provisions of the Option Plan, and all decisions and interpretations made by the Board shall be binding and conclusive upon the Company and all optionees, subject to shareholder approval if required by the TSX Venture Exchange.

(k)	The Option Plan does not provide for financial assistance by the Company to an optionee in connection with an option exercise.

The Board may, in its sole discretion, accelerate the vesting of currently outstanding stock options granted under the Option Plan in the event a take-over bid is made for the common shares of the Company, any change of control of the Company occurs or any other transaction involving the Company occurs.

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

Name of Shareholder	Number of Common Shares Owned (1)	Percentage of Outstanding Common Shares
Newmont Canada FN Holdings ULC (2)	14,550,000	19.81%
Arnold T. Kondrat (3)	10,208,418	13.90%
Kevin R. Baker (4)	7,164,331	9.76%
JPMorgan Chase & Co. (5)	5,146,300	7.01%
RBC Global Asset Management Inc. (6)	4,527,838	6.17%

(1)	The information in this column of the table is as at March 22, 2013, except with respect to the number of common shares held by JPMorgan Chase & Co. and RBC Global Asset Management Inc. which in each case is as at December 31, 2012.

(2)	See Item 4A. of this Form 20-F ("History and Development of the Company") which sets out the transactions pursuant to which Newmont Canada FN Holdings ULC acquired the common shares of the Company currently held by it as reflected in the above table.

(3)	Mr. Kondrat is Executive Vice President and a director of the Company. As at March 23, 2012, Mr. Kondrat held 9,446,018 (or 15.92%) of the outstanding common shares of the Company.

(4)	Mr. Baker is a director of the Company. As at March 23, 2012, Mr. Baker held the same number of common shares of the Company which he currently does (7,164,331), which as at March 23, 2012 represented 12.07% of the outstanding common shares of the Company.

(5)	Based on publicly available filings, it appears that JPMorgan Chase & Co. first became the beneficial owner of 5% or more of the outstanding common shares of the Company during 2012.

(6)	Based on publicly available filings, it appears that RBC Global Asset Management Inc. first became the beneficial owner of 5% or more of the outstanding common shares of the Company during 2011. As at December 31, 2011, RBC Global Asset Management Inc. held 5,404,938 (or 9.11%) of the outstanding common shares of the Company.

None of the shareholders disclosed above have any voting rights with respect to their respective common shares of the Company that are different from any other holder of common shares of the Company.

As of March 22, 2013, based on the Company’s shareholders’ register, there were 83 shareholders of record of the Company’s common shares in the United States, holding 8.5% of the outstanding common shares of the Company.

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

B. Related Party Transactions

In February 2011, the Company completed concurrent brokered and non-brokered private placement equity financings. Pursuant to the brokered private placement financing, the Company issued a total of 8,500,000 common shares at a price of Cdn$2.35 per share, resulting in total gross proceeds of Cdn$19,975,000. Pursuant to the non-brokered private placement financing, the Company issued to Newmont 1,700,000 common shares of the Company at a price of Cdn$2.35 per share for total gross proceeds of Cdn$3,995,000.

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

In October 2012, the Company completed two financings concurrently, raising total gross proceeds of Cdn$14,799,750. The first financing was conducted by a syndicate of investment dealers and involved the issuance of 9,245,000 common shares of the Company at a price of Cdn$1.05 per share for aggregate gross proceeds of Cdn$9,707,250. The second financing involved a non-brokered private placement to Newmont of 4,850,000 common shares of the Company at a price of Cdn$1.05 per share for aggregate gross proceeds of Cdn$5,092,500.

Newmont is currently the Company’s largest shareholder, holding 14,550,000, or 19.81%, of the outstanding common shares of the Company.

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

B. Significant Changes

There have been no significant changes in the affairs of the Company since the date of the audited annual consolidated financial statements of the Company as at and for the year ended December 31, 2012, other than as discussed in this Form 20-F.

Item 9. The Offer and Listing

A. Offer and Listing Details

The Company's common shares are listed for trading on the TSX Venture Exchange under the symbol "LN" and on the NYSE MKT LLC under the symbol "LON".

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

Year	High	Low
2012	Cdn$1.91	Cdn$0.69
2011	Cdn$3.75	Cdn$1.18
2010	Cdn$2.18	Cdn$0.65
2009	Cdn$1.60	Cdn$0.15
2008	US$0.50	US$0.11

The following table discloses the high and low sales prices in Canadian dollars for the common shares of the Company for each quarterly period within the two most recent financial years of the Company as traded on the TSX-V:

Quarter Ended	High (Cdn$)	Low (Cdn$)
December 31, 2012	$1.13	$0.69
September 30, 2012	$1.25	$0.95
June 30, 2012	$1.42	$0.99
March 31, 2012	$1.91	$1.31
December 31, 2011	$1.99	$1.18
September 30, 2011	$3.20	$1.80
June 30, 2011	$3.37	$2.30
March 31, 2011	$3.75	$2.10

The following table discloses the monthly high and low sales prices in Canadian dollars for the common shares of the Company for the most recent six months as traded on the TSX-V:

Month	High (Cdn$)	Low (Cdn$)
March 2013 (to March 22)	$0.55	$0.355
February 2013	$0.68	$0.55
January 2013	$0.82	$0.65
December 2012	$0.90	$0.69
November 2012	$1.00	$0.86
October 2012	$1.13	$0.96
September 2012	$1.25	$1.02

NYSE MKT LLC (the "NYSE MKT")

The following table discloses the annual high and low sales prices in United States dollars for the common shares of the Company for the two most recent financial year of the Company as traded on the NYSE MKT. The Company's common shares commenced trading on the NYSE MKT on April 27, 2011.

Year	High (US$)	Low (US$)
2012	$1.99	$0.68
2011	$3.82	$0.93

The following table discloses the high and low sales prices in United States dollars for the common shares of the Company for each quarterly period within the two most recent financial years of the Company as traded on the NYSE MKT. The Company's common shares commenced trading on the NYSE MKT on April 27, 2011.

Quarter Ended	High (US$)	Low (US$)
December 31, 2012	$1.16	$0.68
September 30, 2012	$1.45	$0.73
June 30, 2012	$1.50	$0.74
March 31, 2012	$1.99	$1.34
December 31, 2011	$1.95	$0.93
September 30, 2011	$3.65	$1.78
June 30, 2011	$3.52	$2.37

The following table discloses the monthly high and low sales prices in United States dollars for the common shares of the Company for the most recent six months as traded on the NYSE MKT:

Month	High (US$)	Low (US$)
March 2013 (to March 22)	$0.55	$0.43
February 2013	$0.68	$0.55
January 2013	$0.87	$0.69
December 2012	$0.91	$0.68
November 2012	$0.99	$0.85
October 2012	$1.16	$0.97
September 2012	$1.45	$1.08

B. Plan of Distribution

This Form 20-F is being filed as an annual report under the U.S. Exchange Act and, as such, there is no requirement to provide any information under this item.

C. Markets

The Company's outstanding common shares are listed on both the TSX-V and the NYSE MKT.

D. Selling Shareholder

This Form 20-F is being filed as an annual report under the U.S. Exchange Act and, as such, there is no requirement to provide any information under this item.

E. Dilution

This Form 20-F is being filed as an annual report under the U.S. Exchange Act and, as such, there is no requirement to provide any information under this item.

F. Expenses of the Issue

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

The Company’s articles provide that there are no restrictions on the business the Company may carry on and there are no restrictions on the powers the Company may exercise.

The Company's authorized share capital consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series, of which 73,439,732 common shares and no preference shares were issued and outstanding as of March 22, 2013. The following is a summary of the material provisions attaching to the common shares and preference shares.

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

Also under the Company's by-law, the Company's directors may be paid such remuneration for their services as the Board may from time to time determine. The directors are also entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the Board or any committee thereof.

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

A director of the Company need not be a shareholder of the Company. There is no age limit requirement for a director of the Company.

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

C. Material Contracts

Except for contracts entered into in the ordinary course of business and other than as disclosed elsewhere in this Form 20-F, there are no material contracts to which the Company is currently a party that were entered into by the Company or any of its subsidiaries during the two years immediately preceding the date of this Form 20-F.

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

Furthermore, under the ICA, every investment in, or acquisition of control of, a Canadian business by a non-Canadian, is subject to a "national security" review which examines whether the transaction could be injurious to Canada’s national security. There is no minimum threshold for the size of transaction potentially subject to such review. If the Minister of Industry, after consultation with the Minister of Public Safety and Emergency Preparedness and the investor, is satisfied that the investment would be injurious to national security, the Minister may deny the investment, ask for undertakings, provide terms or conditions for the investment or order a divestiture (if the investment has already been completed).

E. Certain United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of common shares of the Company ("Common Shares").

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to U.S. Holders of the acquisition, ownership and disposition of Common Shares. Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Common Shares.

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

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares. The Company believes that it was classified as a PFIC during the tax year ended December 31, 2012, and due to the nature of the Company’s assets and the income that the Company expects to generate, the Company expects to be a PFIC for its current tax year and may be a PFIC in subsequent tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any subsidiary of the Company.

In addition, in any year in which the Company is classified as a PFIC, such holder may be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file a IRS Form 8621.

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

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares. (See “ Sale or Other Taxable Disposition of Common Shares” below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares generally will not be eligible for the “dividends received deduction”. Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

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

Additional Considerations

Additional Tax on Passive Income

Individuals, estates and certain trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from dispositions of property (other than property held in a trade or business). U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of Common Shares.

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

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

F. Dividends and Paying Agents

This Form 20-F is being filed as an annual report under the U.S. Exchange Act and, as such, there is no requirement to provide any information under this item.

G. Statement By Experts

This Form 20-F is being filed as an annual report under the U.S. Exchange Act and, as such, there is no requirement to provide any information under this item.

H. Documents on Display

The documents referred to and/or incorporated by reference in this Form 20-F can be viewed at the office of the Company at 1 First Canadian Place, 100 King Street West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada. The Company is required to file financial statements and other information with the securities regulatory authorities in each of the Canadian provinces (other than Quebec), electronically through the Canadian System for Electronic Document Analysis and Retrieval (SEDAR), which can be viewed at www.sedar.com. The Company is subject to the informational requirements of the U.S. Exchange Act and files reports and other information with the SEC. You may read and copy any of the Company’s reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C., U.S., 20549. In addition, the SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

See Note 15 to the Company's audited consolidated financial statements as at and for the financial years ended December 31, 2012, 2011 and 2010 filed as part of this Form 20-F under Item 18.

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

14.E. Use of Proceeds

Not applicable.

Item 15. Controls and Procedures.

Disclosure Controls and Procedures

Under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the U.S. Exchange Act) for the year ended December 31, 2012. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were adequately designed and are effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms.

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

Management conducted an evaluation of the design and operation of the Company's internal control over financial reporting as of December 31, 2012 based on the criteria set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2012 and no material weaknesses were discovered.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.

Under the Jumpstart Our Business Startups Act (“JOBS Act”), emerging growth companies are exempt from Section 404(b) of the Sarbanes-Oxley Act, which generally requires public companies to provide an independent auditor attestation of management’s assessment of the effectiveness of their internal control over financial reporting. The Company qualifies as an emerging growth company under the JOBS Act and therefore has not included an independent auditor attestation of management’s assessment of the effectiveness of its internal control over financial reporting.

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting during the year ended December 31, 2012, that management believes have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Mr. Baker is also independent within the meaning of Section 803 of the NYSE MKT Company Guide.

Item 16.B. Code of Ethics.

The Company has adopted a code of business conduct and ethics for directors, officers and employees (including the Company’s principal executive officer, principal financial officer and principal accounting officer) (the "Code"). A copy of the Code is incorporated by reference into this Form 20-F as Exhibit 1.4. A copy of the Code may also be obtained from the Chief Financial Officer of the Company at (416) 366-2221 and is also available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and the Company's website at www.loncor.com. Each director, officer and employee of the Company is provided with a copy of the Code and is required to confirm annually that he or she has complied with the Code. Any observed breaches of the Code must be reported to the Company's Chief Executive Officer.

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

Item 16.C. Principal Accountant Fees and Services

The following summarizes the total fees billed by the external auditors of the Company (BDO Canada llp) in each of the years ended December 31, 2012 and December 31, 2011. All dollar amounts are exclusive of applicable taxes.

		2012			2011
Audit Fees	US$	153,213		US$	182,375
Audit-Related Fees		Nil			Nil
Tax Fees	US$	1,851	(1)	US$	2,199	(1)
All Other Fees		Nil			Nil

(1)	The services comprising these fees related to the preparation of the Company's Canadian tax return.

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

Not applicable.

Item 16.E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

The Company did not purchase any of its common shares during the financial year ended December 31, 2012.

Item 16.F. Change in Registrant's Certifying Accountant

Not applicable.

Item 16.G. Corporate Governance

The Company's common shares are listed on the NYSE MKT. The NYSE MKT Company Guide permits the NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company's governance practices differ from those followed by U.S. domestic companies pursuant to the NYSE MKT standards is as follows:

Shareholder Meeting Quorum Requirement: NYSE MKT minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on NYSE MKT is required to state its quorum requirement in its by-law. The Company's quorum requirement is set forth in its by-law, which provides that a quorum for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy holder or representative for a shareholder so entitled.

Proxy Delivery Requirement: NYSE MKT requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies be solicited pursuant to a proxy statement that conforms to the proxy rules of the SEC. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the U.S. Exchange Act and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the U.S. Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Independence of Directors: NYSE MKT requires that the majority of a company's directors be independent. The Company does not have a majority of independent directors, but does satisfy the requirements of applicable Canadian laws with respect to the composition of its Board.

Nominating Process: NYSE MKT requires that director nominations must be either selected or recommended to the board by either a nominating committee or a majority of independent directors. In addition, NYSE MKT requires a formal written charter or board resolution addressing the nominations process. Under applicable Canadian laws, the Company's director nominations are not required to be selected or recommended to the Board by either a nominating committee or a majority of independent directors and the Company is not required to adopt a formal written charter or board resolution addressing the nominations process.

Executive Compensation: NYSE MKT requires executive compensation to be decided by a compensation committee comprised entirely of independent directors or a majority of independent directors. Under applicable Canadian laws, the Company is not required to have a compensation committee comprised entirely of independent directors or to have executive compensation determined by a majority of independent directors.

Item 16.H.

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The financial statements appear on pages F-1 through F-33.

Item 19. Exhibits

The following exhibits are filed as part of this Form 20-F:

EXHIBIT NUMBER	DESCRIPTION

Constating Documents
1.1	Company's articles of amalgamation (1)
1.2	Company's by-law (1)
1.3	Audit Committee's charter (1)
1.4	Company's Business Conduct Policy (1)
Material Contracts
4.1	Company's stock option plan (1)

Subsidiaries
8.1	List of subsidiaries of the Company (1)

Certifications
12.1	Certification of the President and Chief Executive Officer of the Company pursuant to Section 302 of Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer of the Company pursuant to Section 302 of Sarbanes-Oxley Act of 2002
13.1	Certification of the President and Chief Executive Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Chief Financial Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Other Exhibits
15.1	Management's discussion and analysis of the Company for the year ended December 31, 2012

Note:

(1)	Previously filed as an exhibit to the Company’s annual report on Form 20-F filed with the Commission on March 30, 2012. SEC file number 001-35124.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 28, 2013

LONCOR RESOURCES INC.
(Registrant)

By:	/s/ Peter N. Cowley
Peter N. Cowley
President and Chief Executive Officer

Consolidated Financial Statements

December 31, 2012

(Expressed in U.S. dollars)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Corporate Information	F-9

2.	Basis of Preparation	F-9

3.	Summary of Significant Accounting Policies	F-10

4.	Subsidiaries	F-19

5.	Advances receivable	F-19

6.	Related party transactions	F-19

7.	Property, Plant and Equipment	F-21

8.	Exploration and Evaluation Assets	F-22

9.	Intangible Assets	F-22

10.	Segmented Reporting	F-22

11.	Accounts Payable	F-23

12.	Share Capital	F-23

13.	Share-Based Payments	F-26

14.	Commitments	F-27

15.	Financial risk management objectives and policies	F-27

16.	Supplemental cash flow information	F-31

17.	Employee retention allowance	F-31

18.	Income Taxes	F-32

Management's Report

Management’s Responsibility for Financial Statements

The consolidated financial statements, the notes thereto and other financial information contained in the Management’s Discussion and Analysis have been prepared in accordance with International Financial Reporting Standards and are the responsibility of the management of Loncor Resources Inc. (the “Company”). The financial information presented elsewhere in the Management’s Discussion and Analysis is consistent with the data that is contained in the consolidated financial statements. The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgments of management.

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

The consolidated financial statements for the year ended December 31, 2012 have been audited by BDO Canada LLP, chartered accountants and licensed public accountants, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).

(Signed) “Peter N. Cowley”	(Signed) “Donat K. Madilo”

Peter N. Cowley	Donat K. Madilo

President and Chief Executive Officer	Chief Financial Officer

Toronto, Canada

March 26, 2013

Independent Auditor’s Report

To the Shareholders of Loncor Resources Inc.

We have audited the accompanying consolidated financial statements of Loncor Resources Inc., which comprise the consolidated statements of financial position as at December 31, 2012 and 2011 and the consolidated statements of comprehensive (loss) income, changes in equity, and cash flows for each of the years ended December 31, 2012, December 31, 2011 and December 31, 2010, and a summary of significant accounting policies and other explanatory information.

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

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Loncor Resources Inc. as at December 31, 2012 and 2011 and its financial performance and its cash flows for the years ended December 31, 2012, December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ BDO Canada LLP

Chartered Accountants,

Licensed Public Accountants

Toronto, Canada

March 26, 2013

Loncor Resources Inc.
Consolidated Statements of Financial Position
(Expressed in U.S. dollars)

	Notes	December 31, 2012	December 31, 2011
		$	$
Assets
Current Assets
Cash and cash equivalents		10,741,699	14,667,658
Advances receivable	5	152,022	130,441
Due from related parties	6	17,760	-
Prepaid expenses and deposits		358,309	132,593
Total Current Assets		11,269,790	14,930,692

Non-Current Assets
Property, plant and equipment	7	749,243	778,955
Exploration and evaluation assets	8	48,255,201	30,090,363
Intangibles	9	1	1
Total Non-Current Assets		49,004,445	30,869,319

Total Assets		60,274,235	45,800,011

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable	11	976,542	238,327
Accrued liabilities		208,143	152,907
Due to related parties	6	-	152,833
Employee retention allowance	17	490,280	335,720
Total Current Liabilities		1,674,965	879,787

Common share purchase warrants	12b	-	826,862
Deferred taxes	18	813,138	757,815
Total Liabilities		2,488,103	2,464,464

Commitments	14

Shareholders' Equity
Share capital	12	75,715,014	60,044,719
Reserves		7,618,203	6,756,090
Deficit		(25,547,085)	(23,465,262)
Total Shareholders' Equity		57,786,132	43,335,547
Total Liabilities and Shareholders' Equity		60,274,235	45,800,011

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding		73,439,732	58,172,735

The accompanying notes are an integral part of these consolidated financial statements.

Approved and authorized for issue by the Board of Directors on March 26, 2013.
Signed on behalf of the Board of Directors by:

/s/ Peter N. Cowley	/s/ Arnold T. Kondrat

Peter N. Cowley	Arnold T. Kondrat
Director	Director

Loncor Resources Inc.
Consolidated Statements of Comprehensive (Loss) Income
(Expressed in U.S. dollars)

		For the years ended
	Notes	December 31, 2012	December 31, 2011	December 31, 2010
		$	$	$
Expenses
Consulting, management and professional fees		673,277	1,191,315	817,576
Employee benefits		993,835	1,015,040	585,543
Office and sundry		281,997	375,835	78,023
Compensation expense-share-based payment	13	484,897	1,671,475	1,211,529
Travel and promotion		226,310	328,439	154,519
Depreciation		30,517	13,508	851
Interest and bank expenses		1,156	1,066	1,231
Impairment loss		-	-	957,318
Foreign exchange loss (gain)		185,099	1,896	(307,662)
		(2,877,088)	(4,598,574)	(3,498,928)
Interest income		82,324	109,697	32,798
Gain (loss) on derivative financial instruments	12b	768,264	5,215,060	(2,405,857)

(Loss) income before tax		(2,026,500)	726,183	(5,871,987)

Income tax expense		(55,323)	(193,023)	(118,041)

Comprehensive (loss) income for the year		(2,081,823)	533,160	(5,990,028)

(Loss) earnings per share, basic and diluted		$(0.03)	$0.01	$(0.14)

The accompanying notes are an integral part of these consolidated financial statements.

Loncor Resources Inc.
Consolidated Statements of Changes in Equity
(Expressed in U.S. dollars)

		Common shares
	Notes	Number of shares	Amount	Reserves	Deficit	Total Shareholders' equity
Balance at January 1, 2010		30,753,247	$20,341,246	$872,795	$(18,008,394)	$3,205,647
Loss for the year		-	-	-	(5,990,028)	(5,990,028)
Issued share capital		14,166,500	16,700,129	-	-	16,700,129
Warrants exercised		2,400,000	3,462,577	-	-	3,462,577
Compensation option exercises		97,998	132,007	-	-	132,007
Share based compensation		-	-	2,548,890	-	2,548,890
Common share purchase warrants		-	(3,600,465)	-	-	(3,600,465)
Balance at December 31, 2010		47,417,745	37,035,494	3,421,685	(23,998,422)	16,458,757

Income for the year		-	-	-	533,160	533,160
Issued share capital		10,200,000	24,159,362	-	-	24,159,362
Issuance costs		-	(1,444,127)	-	-	(1,444,127)
Compensation option exercises		343,994	596,614	(383,990)	-	212,624
Warrants issued		-	(835,811)	835,811	-	-
Share-based payments		-	-	2,882,584	-	2,882,584
Warrants exercised		210,996	533,187	-	-	533,187
Balance at December 31, 2011		58,172,735	60,044,719	6,756,090	(23,465,262)	43,335,547

Loss for the year		-	-	-	(2,081,823)	(2,081,823)
Issued share capital	12a	14,095,000	15,135,704	-	-	15,135,704
Issuance costs		-	(1,106,212)	-	-	(1,106,212)
Compensation option exercises	12a	47,998	100,531	(41,699)	-	58,832
Warrants issued	12b	-	(159,409)	159,409	-	-
Share-based payments	13	-	-	744,403	-	744,403
Warrants exercised	12b	1,123,999	1,699,681	-	-	1,699,681
Balance at December 31, 2012		73,439,732	$75,715,014	$7,618,203	$(25,547,085)	$57,786,132

The accompanying notes are an integral part of these consolidated financial statements.

Loncor Resources Inc.
Consolidated Statements of Cash Flows
(Expressed in U.S. dollars)

		For the years ended
	Notes	December 31, 2012	December 31, 2011	December 31, 2010
		$	$	$

Cash flows from operating activities
(Loss) income for the year		(2,081,823)	533,160	(5,990,028)
Adjustments to reconcile (loss) income to net cash used in operating activities
Depreciation		30,517	13,508	851
Share-based payments - employee compensation	13	484,897	1,671,475	1,211,529
Share-based payments - consultant fees	13	75,098	567,699	235,046
Employee retention allowance	17	72,560	73,996	210,036
Impairment loss		-	-	957,318
Income tax expense		55,323	193,023	118,041
(Gain) Loss on derivative financial instruments		(768,264)	(5,215,060)	2,405,857
Changes in non-cash working capital
Advances receivable		(21,581)	(84,152)	(43,491)
Prepaid expenses and deposits		(225,389)	4,003	(37,933)
Due to/from related parties		(17,760)	2,346	83,692
Accounts payable		55,500	(170,635)	364,186
Accrued liabilities		(26,243)	79,043	26,289
Net cash used in operating activities		(2,367,165)	(2,331,594)	(458,607)

Cash flows from investing activities
Acquisition of property, plant, and equipment		(327,343)	(498,864)	(647,553)
Expenditures on exploration and evaluation assets		(16,963,931)	(16,482,374)	(7,818,987)
Net cash used in investing activities		(17,291,274)	(16,981,238)	(8,466,540)

Cash flows from financing activities
Proceeds from share issuance, net of issuance costs		14,185,399	22,715,237	20,720,403
Repayment of notes		-	-	(2,403,508)
Due (from) to related parties		(152,833)	34,068	(478,140)
Proceeds from exercise of compensation options		64,571	305,602	-
Proceeds from exercise of warrants		1,635,343	475,809	-
Net cash provided from financing activities		15,732,480	23,530,716	17,838,755

Net (decrease) increase in cash during the year		(3,925,959)	4,217,884	8,913,608
Cash and cash equivalents, beginning of the year		14,667,658	10,449,774	1,536,166
Cash and cash equivalents, end of the year		10,741,699	14,667,658	10,449,774

Supplemental cash flow information (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

Loncor Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
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

These consolidated financial statements as at December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 include the accounts of the Company and of its wholly owned subsidiaries in the Democratic Republic of the Congo (the “Congo”), Loncor Resources Congo Sprl and in the U.S., Nevada Bob’s Franchising, Inc., respectively.

The Company is a publicly traded company whose outstanding common shares are listed for trading on the TSX Venture Exchange and on the NYSE MKT LLC. The head office and principal place of business of the Company is located at 1 First Canadian Place, 100 King St. West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada.

2.	Basis of Preparation

These consolidated financial statements are prepared on a going concern basis, which assumes that the Company will continue in operation for a reasonable period of time and will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company has not generated revenues from operations. The Company produced a net loss of $2,081,823 for the year ended December 31, 2012, and, as of that date, the Company’s deficit was $25,547,085. However, the Company has sufficient cash resources to meet its obligations for at least twelve months from the end of the reporting period. The Company is in the development stage and is dependent on its ability to successfully raise additional financing for development of the mineral properties. Although the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be available on acceptable terms.

a)	Statement of compliance

These consolidated financial statements as at and for the year ended December 31, 2012 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The accompanying financial information as of and for years ended December 31, 2012, 2011 and 2010, have been prepared in accordance with those IASB standards and IFRS Interpretations Committee (“IFRIC”) interpretations issued and effective, or issued and early-adopted, at December 31, 2012.

The date the Company’s Board of Directors approved these consolidated financial statements was March 26, 2013.

Loncor Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in U.S. dollars, except for per share amounts)

b)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis, except for certain financial assets which are presented at fair value, as explained in the accounting policies set out in Note 3.

3.	Summary of Significant Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated. The accounting policies have been applied consistently by all group entities and for all periods presented.

a)	Basis of Consolidation

i.	Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. This control is evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a company’s share capital. The financial statements of subsidiaries are included in the consolidated financial statements of the Company from the date that control commences until the date that control ceases. Consolidation accounting is applied for all of the Company’s wholly-owned subsidiaries (see note 4).

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

Estimates:

i.	Impairment

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
For the years ended December 31, 2012 and 2011
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

iii.	Common share purchase warrants

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

Judgments:

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

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. There are a few circumstances that would warrant a test for impairment, which include: the expiry of the right to explore, substantive expenditure on further exploration is not planned, exploration for and evaluation of the mineral resources in the area have not led to discovery of commercially viable quantities, and/or sufficient data exists to show that the carrying amount of the asset is unlikely to be recovered in full from successful development or by sale. If information becomes available suggesting impairment, the amount capitalized is written off in the statement of comprehensive (loss) income during the period the new information becomes available.

iii.	Income taxes

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

Loncor Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in U.S. dollars, except for per share amounts)

iv.	Title to Mineral Property Interests

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

The functional currency for each of the Company’s subsidiaries and associates is the currency of the primary economic environment in which the entity operates. Transactions entered into by the Company’s subsidiaries and associates in a currency other than the currency of the primary economic environment in which they operate (their "functional currency") are recorded at the rates ruling when the transactions occur except depreciation and amortization which are translated at the rates of exchange applicable to the related assets, with any gains or losses recognized in the consolidated statements of comprehensive (loss) income. Foreign currency monetary assets and liabilities are translated at current rates of exchange with the resulting gain or losses recognized in the consolidated statements of comprehensive (loss) income. Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are recognized immediately in profit or loss. Non-monetary assets and liabilities are translated using the historical exchange rates. Non-monetary assets and liabilities measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

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

Loncor Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in U.S. dollars, except for per share amounts)

ii.	Loans and receivables

Trade receivables, loans and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables.

Loans and receivables are initially recognized at fair value plus transaction costs that are directly attributable to their acquisition or issue, and are subsequently carried at amortized cost less losses for impairment. The impairment loss of receivables is based on a review of all outstanding amounts at period end. Bad debts are written off during the period in which they are identified. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognized in the statements of comprehensive (loss) income when the loans and receivables are derecognized or impaired, as well as through the amortization process. The Company has classified advances receivable and balances due from related parties as loans and receivables.

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

The carrying amount of all financial assets is directly reduced by the impairment loss. The carrying amount of trade receivables is reduced through the use of an allowance account. Associated allowances are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Company. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in the statement of comprehensive (loss) income. A provision for impairment is made in relation to advances receivable, and an impairment loss is recognized in profit and loss when there is objective evidence that the Company will not be able to collect all of the amounts due under the original terms. The carrying amount of the receivable is reduced through use of an allowance account.

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

Loncor Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in U.S. dollars, except for per share amounts)

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

i.	Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. Subsequent to the initial recognition, other financial liabilities are measured at amortized cost using the effective interest method. The Company’s other financial liabilities include accounts payables, accrued liabilities, due to related parties and the employee retention allowance.

ii.	Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Financial liabilities are classified as held-for-trading if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments (including separated embedded derivatives) held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognized in the consolidated statement of comprehensive (loss) income. The Company’s financial liabilities classified as FVTPL include the common share purchase warrants.

g)	Earnings (loss) Per Share

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

Loncor Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in U.S. dollars, except for per share amounts)

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

Depreciation is based on the cost of an asset less its residual value. Significant components of individual assets are assessed to determine whether a component has an estimated useful life that is different from that of the remainder of that asset, in which case that component is depreciated separately. Depreciation is recognized in profit or loss over the estimated useful lives of each item or component of an item of PPE as follows:

• Field camps and equipment	straight line over 4 Years
• Furniture and fixtures	straight line over 4 Years
• Office and communications equipment	straight line over 4 Years
• Vehicles	straight line over 4 Years
• Leasehold improvements	straight line over the lease term

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

A regular review of each property is undertaken to determine the appropriateness of continuing to carry forward costs in relation to exploration and evaluation of mineral properties. Should the carrying value of the expenditure not yet amortized exceed its estimated recoverable amount in any year, the excess is written off to the consolidated statements of comprehensive (loss) income.

Loncor Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in U.S. dollars, except for per share amounts)

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

If the carrying amount of the asset exceeds its recoverable amount, the asset is impaired and an impairment loss is charged to the consolidated statements of comprehensive (loss) income so as to reduce the carrying amount to its recoverable amount (i.e., the higher of fair value less cost to sell and value in use). Fair value less cost to sell is the amount obtainable from the sale of an asset or CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. Value in use is determined as the present value of the future cash flows expected to be derived from an asset or CGU. Estimated future cash flows are calculated using estimated future prices, any mineral reserves and resources, operating and capital costs. All assumptions used are those that an independent market participant would consider appropriate. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

k)	Income Taxes

Income tax expense consists of current and deferred tax expense. Income tax expense is recognized in the statement of comprehensive (loss) income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity.

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

Loncor Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in U.S. dollars, except for per share amounts)

l)	Share-Based Payments

Equity-settled share-based payments for directors, officers and employees are measured at fair value at the date of grant and recorded as compensation expense in the financial statements. The fair value determined at the grant date of the equity-settled share-based payments is expensed over the vesting period based on the Company’s estimate of options that will eventually vest. The number of forfeitures likely to occur is estimated on grant date and is revised as deemed necessary.

Compensation expense on stock options granted to consultants is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received.

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

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions are in the normal course of business and have commercial substance.

o)	Accounting Standards Issued But Not Yet Effective

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

IFRS 7 Financial Instruments: disclosures (“IFRS 7”) requires disclosure of information about the significance of financial instruments to an entity, and the nature and extent of risks arising from those financial instruments, both in qualitative and quantitative terms. An amendment to IFRS 7 was issued in December 2011 which requires an entity to disclose rights of offset and related arrangements for financial instruments under an enforceable master netting agreement or similar arrangement. IFRS 7 is effective for annual periods beginning on or after January 1, 2013. The Company does not expect the standard to have a material impact on its consolidated financial statements.

Loncor Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in U.S. dollars, except for per share amounts)

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

IFRS 10 Consolidated Financial Statements (“IFRS 10”) establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27 “Consolidated and Separate Financial Statements” and SIC-12 “Consolidated – Special Purpose Entities” and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company does not expect the standard to have a material impact on its consolidated financial statements.

IFRS 11 Joint Arrangements (“IFRS 11”) establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 supersedes the current IAS 31 “Interests in Joint Ventures” and SIC-13 “Jointly Controlled Entities – Non-Monetary Contributions by Venturers” and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company does not expect the standard to have a material impact on its consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company does not expect the standard to have a material impact on its consolidated financial statements.

IFRS 13 Fair Value Measurements (“IFRS 13”) defines fair value, sets out in a single IFRS framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except in specified circumstances. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company does not expect the standard to have a material impact on its consolidated financial statements.

An amendment to IAS 19, Employee Benefits (“IAS 19”) was issued by the IASB in June 2011. The amendment requires recognition of changes in the defined benefit obligations and in fair value of plan assets when they occur, hence accelerating the recognition of past service costs. The amendment also modifies accounting for termination benefits, including distinguishing benefits provided in exchange for service and benefits provided in exchange for the termination of employment and affect the recognition and measurement of termination benefits. The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013. The Company does not expect the standard to have a material impact its consolidated financial statements.

IAS 27, Separate financial statements (“IAS 27”) was re-issued by the IASB in May 2011 to only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. The consolidation guidance will now be included in IFRS 10. The amendments to IAS 27 are effective for annual periods beginning on or after January 1, 2013. The Company does not expect the standard to have a material impact on its consolidated financial statements.

IAS 28, Investments in associates and joint ventures (“IAS 28”) was re-issued by the IASB in May 2011. IAS 28 continues to prescribe the accounting for investments in associates, but is now the only source of guidance describing the application of the equity method. The amended IAS 28 will be applied by all entities that have an ownership interest with joint control of, or significant influence over, an investee. The amendments to IAS 28 are effective for annual periods beginning on or after January 1, 2013. The Company does not expect the standard to have a material impact on its consolidated financial statements.

Loncor Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in U.S. dollars, except for per share amounts)

An amendment to IAS 32, Financial Instruments: presentation (“IAS 32”) was issued by the IASB in December 2011. The amendment clarifies the meaning of ‘currently has a legally enforceable right to set-off’. The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014. The Company does not expect the standard to have a material impact its consolidated financial statements.

In October 2011, IFRIC published IFRIC Interpretation 20, Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”), effective for annual periods beginning on or after January 1, 2013. The interpretation clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods. The Company does not expect the standard to have a material impact on its consolidated financial statements.

4.	Subsidiaries

The following table lists the Company’s subsidiaries:

Name of Subsidiary	Place of Incorporation	Proportion of Ownership Interest	Principal Activity
Loncor Resources Congo SPRL	Democratic Republic of the Congo	100%	Mineral Exploration
Nevada Bob's Franchising, Inc.	Delaware, USA	100%	Dormant

5.	Advances receivable

Advances receivable of the Company include advances to employees.

	December 31, 2012	December 31, 2011

Advances receivable	$152,022	$130,441

The total balance of advances receviable of $152,022 (2011 - $130,441) relate to exploration and evaluation expenditures.

6.	Related party transactions

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation, and are not disclosed in this note.

a)	Key Management Remuneration

The Company’s related parties include key management. Key management includes directors (executive and non-executive), the Chief Executive Officer (“CEO”), the Chief Financial Officer, and the senior executives reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the years ended December 31, 2012, 2011 and 2010 was as follows:

Loncor Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in U.S. dollars, except for per share amounts)

	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Salaries	$946,379	$859,237	$745,070
Employee retention allowance	$59,014	$62,166	$23,141
Compensation expense-share-based payments	$317,407	$1,348,721	$1,130,327
	$1,322,800	$2,270,124	$1,898,538

b)	Other Related Parties

As at December 31, 2012, an amount of $nil was due to related companies with common directors related to common expenses in the Congo (December 31, 2011 - $152,833). In addition, as at December 31, 2012, an amount of $17,760 was due from a company with common directors (December 31, 2011 - $nil).

	December 31, 2012	December 31, 2011
	$	$
Due from related parties	17,760	-
Due to related party	-	152,833

Loncor Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in U.S. dollars, except for per share amounts)

7.	Property, Plant and Equipment

The Company’s property, plant and equipment are summarized as follows:

	Notes	Furniture & fixtures	Office & Communication equipment	Vehicles	Field camps and equipment	Leasehold improvements	Total
		$	$	$	$	$	$
Cost
Balance at January 1, 2011		96,525	124,708	275,967	271,854	-	769,054
Additions		55,101	87,504	124,274	231,985	-	498,864
Balance at December 31, 2011		151,626	212,212	400,241	503,839	-	1,267,918
Additions		7,775	9,407	10,600	214,655	84,906	327,343
Disposals		-	(11,769)	-	(47,027)	-	(58,796)
Balance at December 31, 2012		159,401	209,850	410,841	671,467	84,906	1,536,465

Accumulated Depreciation
Balance at January 1, 2011		91,835	22,240	53,756	52,523	-	220,354
Depreciation for the year		11,091	50,099	96,118	111,301	-	268,609
Balance at December 31, 2011		102,926	72,339	149,874	163,824	-	488,963
Depreciation for the year		10,083	54,267	102,048	145,296	18,025	329,719
Disposals		-	(6,505)	-	(24,955)	-	(31,460)
Balance at December 31, 2012		113,009	120,101	251,922	284,165	18,025	787,222

Carrying amounts
Balance at December 31, 2011		48,700	139,873	250,367	340,015	-	778,955
Balance at December 31, 2012		46,392	89,749	158,919	387,302	66,881	749,243

Depreciation in the amount of $299,203 (December 31, 2011- $255,099) was capitalized to exploration and evaluation for the year ended December 31, 2012.

Loncor Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in U.S. dollars, except for per share amounts)

8.	Exploration and Evaluation Assets

The following table summarizes the Company’s tangible exploration and evaluation expenditures with respect to its mineral properties in the Congo:

	North Kivu	Ngayu	Total

Cost
Balance at January 1, 2011	$5,379,726	$7,128,067	$12,507,793
Additions	2,066,984	15,365,586	17,432,570
Balance at December 31, 2011	7,446,710	22,493,653	29,940,363
Additions	1,804,112	16,360,726	18,164,838
Balance at December 31, 2012	$9,250,822	$38,854,379	$48,105,201

There is $150,000 of intangible exploration and evaluation expenditures as at December 31, 2012. The intangibles have not been included in the table above. There have not been any additions or disposals since January 1, 2011.

a.	North Kivu

The North Kivu project is situated in the North Kivu Province in eastern Congo to the northwest of Lake Edward and consists of 53 exploration permits totaling 14,344 square kilometres. Historical data has been compiled from the colonial period and outlined ten gold prospects for follow-up, the most prospective being the Manguredjipa prospect where 300,000 ounces of alluvial gold was mined during the colonial period. Other gold prospects warranting follow up include Lutunguru, Lubero, Makwasu, Lutela, Bilolo, Manzia, Mohanga and Ludjulu.

b.	Ngayu

The Ngayu project covers an area of 2,087 square kilometres and is found within the Orientale Province in the northeast of the Congo, approximately 270 kilometers northeast of Kisangani. The Ngayu project covers most of the Ngayu Archaean greenstone belt which is one of a number of greenstone belts in the north-east Congo Archaeancraton that includes the Kilo and Moto greenstone belts. These Archaean greenstone belts are the northwestern extensions of the Lake Victoria greenstone belt terrain that hosts a number of world class gold deposits including Geita and Bulyanhulu.

9.	Intangible Assets

The Company’s intangible assets include licenses and rights related to the Company’s previous business. Based on management’s assessment, these intangible assets have been valued at $1 as their fair market value is nominal.

10.	Segmented Reporting

The Company has one operating segment: the acquisition, exploration and development of precious metal projects located in the Congo. The operations of the Company are located in two geographic locations, Canada and the Congo. Geographic segmentation of non-current assets is as follows:

Loncor Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in U.S. dollars, except for per share amounts)

December 31, 2012
	Property, plant and equipment	Intangible assets	Exploration and evaluation
Congo	$636,873	-	$48,255,201
Canada	$112,370	$1	-
	$749,243	$1	$48,255,201

December 31, 2011
	Property, plant and equipment	Intangible assets	Exploration and evaluation
Congo	$725,104	-	$30,090,363
Canada	$53,851	$1	-
	$778,955	$1	$30,090,363

11.	Accounts Payable

The following table summarizes the Company’s accounts payable:

	December 31, 2012	December 31, 2011
Exploration and evaluation expenditures	$742,291	$198,452
Non-exploration and evaluation expenditures	$234,251	$39,875

Total Accounts Payable	$976,542	$238,327

12.	Share Capital

a)	Authorized

The authorized share capital of the Company consists of unlimited number of common shares and unlimited number of preference shares, issuable in series, with no par value. All shares issued are fully paid.

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

Loncor Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in U.S. dollars, except for per share amounts)

During the year ended December 2011, a total of 343,994 compensation options (each of which entitle the holder to purchase one common share and one-half of one warrant of the Company) were exercised, resulting in gross proceeds of $475,809. As well, during the year ended December 31, 2011, a total of 210,996 warrants were exercised, resulting in gross proceeds of $305,602.

On October 9, 2012, the Company closed the issuance and sale, by way of short form prospectus, of a total of 9,245,000 common shares at a price of Cdn$1.05 per share, resulting in gross proceeds of Cdn$9,707,250.

Also on October 9, 2012, the Company closed a non-brokered private placement involving the issuance and sale of a total of 4,850,000 common shares at a price of Cdn$1.05 per share, resulting in gross proceeds of Cdn$5,092,500.

During the year ended December 31, 2012, a total of 47,998 compensation options (each of which entitled the holder to purchase one common share and one-half of one warrant of the Company) were exercised, resulting in gross proceeds of $64,571. As well, during the year ended December 31, 2012, a total of 1,123,999 warrants were exercised, resulting in gross proceeds of $1,635,343.

As of December 31, 2012, the Company had issued and outstanding 73,439,732 common shares (December 31, 2011 – 58,172,735) and no preference shares issued and outstanding.

b)	Common share purchase warrants

At December 31, 2012, the Company had outstanding nil (December 31, 2011 – 4,693,250) common share purchase warrants. There were 1,123,999 warrants exercised (including 48,999 agent’s warrants, which had been acquired pursuant to compensation option exercises) and 3,593,250 warrants expired during the year ended December 31, 2012 (year ended December 31, 2011 – nil). The common share purchase warrants were classified as a liability because they were a derivative financial instrument due to their currency differing from the functional currency of the Company. The common share purchase warrants were re-valued at period end, with a gain or loss reported in the consolidated statement of comprehensive (loss) income.

	Date of Grant	Opening Balance	Granted during period	Exercised	Expired	Closing Balance	Exercise Price (Cdn$)	Exercise period (months)	Expiry Date	Remaining contractual life (months)
	18/02/2010	3,668,250	-	1,075,000	2,593,250	-	$1.45	24	18/02/2012	0.0
	16/12/2010	1,000,000	-	-	1,000,000	-	$2.30	24	16/12/2012	0.0
(1)	21/04/2011	25,000	23,999	48,999	-	-	$1.45	10	18/02/2012	0.0
		4,693,250	23,999	1,123,999	3,593,250	-

(1) These agents warrants were issued pursuant to the exercise of compensation options.

Loncor Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in U.S. dollars, except for per share amounts)

The following table summarizes the Company’s common share purchase warrants outstanding as at December 31, 2011:

	Date of Grant	Opening Balance	Granted during period	Exercised	Closing Balance	Exercise Price (Cdn$)	Exercise period (months)	Expiry Date	Remaining contractual life (months)
(1)	08/11/2010	48,999		48,999	-	$1.45	15	18/02/2012	1.6
	18/02/2010	3,683,250		15,000	3,668,250	$1.45	24	18/02/2012	1.6
	16/12/2010	1,000,000		-	1,000,000	$2.30	24	16/12/2012	11.7
(1)	21/04/2011		25,000	-	25,000	$1.45	10	18/02/2012	1.6
(1)	02/06/2011		146,997	146,997	-	$1.45	8.5	18/02/2012	1.6
		4,732,249	171,997	210,996	4,693,250

(1) These agents warrants were issued pursuant to the exercise of compensation options.

The value of the warrants was calculated using the Black-Scholes model and the assumptions at grant date were as follows:

Year ended	December 31, 2012	December 31, 2011
Risk free interest rate	1.03%	1.44% - 1.77%
Expected life	0.07 years	0.73 - 0.84 years
Annualized volatility	136.34%	93.67 - 96.68%
Dividend yield	0%	0%
Fair value (Cdn$)	$0.24	$1.51 - $1.93

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

In addition, as part of the October 9, 2012 prospectus offering, the Company issued to the underwriters 554,700 broker warrants each of which is exercisable to acquire a common share of the Company at a price of Cdn$1.05 until October 9, 2013. Since the fair value of the services received from the underwriters cannot be estimated reliably, the Company estimated the value using Black-Scholes. The warrants have a value of Cdn$0.28 using the Black-Scholes model with the following assumptions: volatility 63.75%, risk free rate 1.15%, expected life 1 year, dividend yield 0%.

These broker warrants are still outstanding as at December 31, 2012.

During the year ended December 31, 2012, the Company recorded a gain on derivative financial instruments of $768,264 (year ended December 31, 2011 - $5,215,060, and a loss on derivative financial instruments during the year ended December 31, 2010 - $2,405,857).

c)	Earnings (loss) per share

Earnings (loss) per share was calculated on the basis of the weighted average number of common shares outstanding for the year ended December 31, 2012, amounting to 62,395,579 (year ended December 31, 2011 – 57,055,811, year ended December 31, 2010 – 41,557,829) common shares. The diluted weighted average number of common shares outstanding for the year ended December 31, 2012 is 62,649,057 (year ended December 31, 2011 – 57,816,654, year ended December 31, 2010 – 43,379,668) common shares. As at December 31, 2012, 2,540,000 common shares related to options and warrants were anti-dilutive.

Loncor Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in U.S. dollars, except for per share amounts)

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

The following tables summarize information about stock options:

For the year ended December 31, 2012:

							Weighted average remaining
Exercise Price Range		During the Period				Closing	contractual	Vested &
(Cdn$)	Opening Balance	Granted	Exercised	Forfeiture	Expired	Balance	life (years)	Exercisable	Unvested
1.00 - 1.25	3,405,000	1,910,000	-	-	-	5,315,000	2.93	3,405,000	1,910,000
1.26 - 1.80	-	110,000	-	-	-	110,000	4.03	27,500	82,500
2.45 - 2.69	1,465,000	-	-	-	-	1,465,000	2.60	1,098,750	366,250
2.70 - 3.25	75,000	-	-	-	-	75,000	3.17	56,250	18,750
	4,945,000	2,020,000	-	-	-	6,965,000	2.88	4,587,500	2,377,500
Weighted Average Exercise Price (Cdn$)	1.65	1.10				1.49		1.56	1.35

For the year ended December 31, 2011:

							Weighted average remaining
Exercise Price Range		During the Year				Closing	contractual	Vested &
(Cdn$)	Opening Balance	Granted	Exercised	Forfeiture	Expired	Balance	life (years)	Exercisable	Unvested
1.00 - 1.25	3,465,000	-	-	(60,000)	-	3,405,000	2.87	3,200,000	205,000
2.45 - 2.69	-	1,485,000	-	(20,000)	-	1,465,000	3.60	366,250	1,098,750
2.70 - 3.25	-	75,000	-	-	-	75,000	4.17	18,750	56,250
	3,465,000	1,560,000	-	(80,000)	-	4,945,000	3.11	3,585,000	1,360,000
Weighted Average Exercise Price (Cdn$)	1.17	2.70	-	1.55		1.65		1.33	2.49

The assessed fair value at grant date of options granted during the year ended December 31, 2012 was a weighted average Cdn$0.37 per option (December 31, 2011 - Cdn$1.84). The weighted average fair value of stock options issued and outstanding was estimated at Cdn$0.01 per stock option at the grant date (December 31, 2011 – Cdn$1.25).

Loncor Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in U.S. dollars, except for per share amounts)

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for options granted during the year ended December 31, 2012 included:

Years ended	December 31, 2012	December 31, 2011	December 31, 2010
Risk Free Interest Rate	1.00% - 1.16%	1.83% - 2.18%	1.65% - 1.90%
Expected life	3 years	3 years	2 - 3 years
Annualized volatility	68.02% - 104.54%	101.78% - 115.19%	156.38% - 157.32%
Dividend yield	0%	0%	0%
Forfeiture rate	2%	2%	1%
Grant date fair value (Cdn$)	$0.32 - $1.14	$1.69 - $2.06	$0.91 - $1.01

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information.

During the year ended December 31, 2012, the Company recognized in the statement of comprehensive (loss) income as an expense $484,897 (year ended December 31, 2011– $1,671,475, year ended December 31, 2010 - $1,211,529) representing the fair value at the date of grant of stock options previously granted to employees, directors and officers under the Company’s Stock Option Plan. In addition, an amount of $184,084 for the year ended December 31, 2012 (year ended December 31, 2011 – $643,410, year ended December 31, 2010 - $676,625) related to stock options issued to employees of the Company’s subsidiary in the Congo was capitalized to exploration and evaluation asset.

Since the fair value of goods or services received from consultants cannot be estimated reliably, the Company has measured their value and the corresponding increase in equity indirectly by reference to the fair value of the equity instrument granted. During the year ended December 31, 2012, $75,098 (year ended December 31, 2011 - $567,699, year ended December 31, 2010 - $235,046) was recorded as a consulting expense with respect to stock options granted to consultants.

These amounts were credited accordingly to contributed surplus in the consolidated statement of financial position. As at December 31, 2012, the Company has outstanding nil (December 31, 2011 – 47,998) compensation options.

14.	Commitments

Lease Commitments

The Company has entered into leases for buildings with renewal terms whereby the lease agreements can be extended based on market prices at the time of renewal. There are no restrictions placed upon the lessee by entering into these leases.

The Company's future minimum operating lease commitments as at December 31, 2012 are as follows:

2013	$212,411
2014	$75,610
2015	$50,407
$338,428

Included in commitments is $136,800 which relates to a minimum purchase obligation of helicopter services in the Congo.

Loncor Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in U.S. dollars, except for per share amounts)

15.	Financial risk management objectives and policies

a)	Fair value of financial assets and liabilities

The consolidated statements of financial position carrying amounts for cash and cash equivalents, advances receivable, balances due (from) to related parties, accounts payable, accrued liabilities and the employee retention allowance approximate fair value due to their short-term nature.

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

	Fair Value Hierarchy	December 31, 2012	December 31, 2011
		$	$
Financial assets
Loans and receivables
Cash and cash equivalents	Level 1	10,741,699	14,667,658
Total financial assets		10,741,699	14,667,658

Financial liabilities
Other financial liabilities
Common share purchase warrants	Level 3	-	826,862
Total financial liabilities		-	826,862

Fair Value Measurements of warrants at Reporting Date Using:

December 31, 2012

Liabilities:	Level 1	Level 2	Level 3

Warrants	-	-	-

Liabilities included within level 3 of the fair value hierarchy presented in the preceding table include certain warrants. The valuation methodology for these liabilities within level 3 uses a combination of observable and unobservable inputs in calculating fair value.

Loncor Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in U.S. dollars, except for per share amounts)

December 31, 2012 (Level 3)	Balance beginning of year	Issuance during the year	Upon exercise reclassification of liability warrants to equity	Change in fair value	Balance end of year

Warrants	$826,862	$5,740	$(64,338)	$(768,264)	$-

b)	Risk Management Policies

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

The following table indicates the impact of foreign currency exchange risk on net working capital as at December 31, 2012. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Canadian dollar which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Canadian dollar would have had the equal but opposite effect as at December 31, 2012.

2012
Canadian dollar
Cash and cash equivalents	9,817,849
Prepaid expenses	49,688
Accounts payable and accrued liabilities	(329,118)
Employee retention allowance	(169,496)
Total foreign currency financial assets and liabilities	9,368,923
Foreign exchange rate at December 31, 2012	1.0051
Total foreign currency financial assets and liabilities in US $	9,416,705
Impact of a 10% strengthening of the US $ on net loss	941,670

d)	Credit Risk

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

Loncor Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in U.S. dollars, except for per share amounts)

The Company limits its exposure to credit risk on investments by investing only in securities rated R1 (the highest rating) by credit rating agencies such as the DBRS (Dominion Bond Rating Service). Management continuously monitors the fair value of its investments to determine potential credit exposures. Short-term excess cash is invested in R1 rated investments including money market funds and other highly rated short-term investment instruments. Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries on operations.

The carrying amount of financial assets represents the maximum credit exposure. The Company’s gross credit exposure at December 31, 2012 and December 31, 2011 is as follows:

	December 31, 2012	December 31, 2011
Cash and cash equivalents	$10,741,699	$14,667,658
Advances receivable	$152,022	$130,441
Due from related parties	$17,760	-
	$10,911,481	$14,798,099

e)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents and equity capital markets. All financial obligations of the Company including accounts payable of $976,542 accrued liabilities of $208,143, and due to related parties of $nil are due within one year.

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

The Company manages its common shares, warrants and stock options as capital. The Company’s policy is to maintain a sufficient capital base in order to meet its short term obligations and at the same time preserve investors’ confidence required to sustain future development of the business.

	December 31, 2012	December 31, 2011
Cash and cash equivalents	$10,741,699	$14,667,658
Share capital	$(75,715,014)	$(60,044,719)
Deficit	$(25,547,085)	$(23,465,262)
	$(90,520,400)	$(68,842,323)

Loncor Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in U.S. dollars, except for per share amounts)

16.	Supplemental cash flow information

During the year indicated the Company undertook the following significant non-cash transactions:

		Years ended
	Note	December 31, 2012	December 31, 2011	December 31, 2010

Depreciation included in exploration and evaluation assets	8	$299,203	$255,101	$125,653
Stock-based compensation included in exploration and evaluation assets	8	$184,084	$643,410	$676,625
Employee retention allowance	17	$82,000	$68,521	$186,075

17.	Employee retention allowance

 The Company has an incentive employee retention plan under which an amount equal to one month salary per year of service is accrued to each qualified employee up to a maximum of 10 months (or 10 years of service with the Company and/or a related company). To qualify for this retention allowance, an employee must complete two years of service with the Company and/or a related company. The full amount of retention allowance accumulated by a particular employee is paid out when the employee is no longer employed with the Company, unless there is a termination due to misconduct, in which case the retention allowance is forfeited. There is uncertainty about the timing of these outflows but with the information available and assumption that eligible employees will not be terminated due to misconduct, as at December 31, 2012, the Company had accrued a liability of $490,280 (December 31, 2011 - $335,720).

The following table summarizes information about changes to the Company’s employee retention allowance during the year ended December 31, 2012.

	2012	2011
Balance at beginning of year	$335,720	$210,036
Additions	154,560	147,742
Paid to employees	-	(22,058)
Balance at December 31, 2012	$490,280	$335,720

Of the $154,560 additions in 2012, $82,000 (2011 - $51,687) was capitalized to exploration and evaluation expenditures.

Loncor Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in U.S. dollars, except for per share amounts)

18.	Income Taxes

The following table reconciles the income taxes calculated at statutory rates with the income tax expense in the statement of comprehensive (loss) income:

	Years Ended December 31,
	2012	2011	2010
	$	$	$
Net income (loss) for the year	(2,026,500)	726,183	(5,871,987)
Combined federal and provincial income tax rates	26.51%	28.25%	31.00%
Income tax recovery at Canadian federal and provincial statutory rates	(537,225)	205,147	(1,820,316)

Non deductible expenses	60,700	(1,209,035)	1,367,910
Share issue costs	-	(294,900)	-
Difference between Canadian rates and rates applicable to subsidiary in the United States	-	11,303	(6,741)
Change in tax rate	(158,197)	121,103	43,643
Foreign exchange differences	-	10,910	(181,507)
Expired losses	192,365	-	782,918
Other	3,549	(365)	-
Change in unrecognized deferred tax asset	494,131	1,348,860	(67,866)
Income tax expense	55,323	193,023	118,041

The change in the Canadian statutory rate over the prior year is the result of a reduction in the federal and provincial tax rates.

The Company has temporary differences of $3,800,733 (December 31, 2011 - $2,988,064, December 31, 2010 - $1,639,204) for which no deferred tax asset is recognized. All temporary differences have been recognized in operating income.

The nature and tax effect of the temporary differences giving rise to the deferred income tax assets and liabilities at December 31, 2012 and 2011 are summarized as follows:

	Years Ended December 31,
	2012	2011	2010
	$	$	$
Non-capital losses carried forward	3,097,895	2,374,267	1,233,044
Financing costs	660,288	581,285	376,864
Fixed assets	42,550	32,512	29,296
	3,800,733	2,988,064	1,639,204
Unrecognized deferred tax assets	(3,800,733)	(2,988,064)	(1,639,204)
Deferred tax asset	-	-	-
Mineral properties	813,138	757,815	564,792
Deferred tax liability	813,138	757,815	564,792

Loncor Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in U.S. dollars, except for per share amounts)

As at December 31, 2012, the Company has available non-capital losses in Canada of approximately $10,262,000 that if not utilized will expire as follows:

2023	33,000
2024	112,000
2025	216,000
2026	342,000
2027	172,000
2028	261,000
2029	883,000
2030	1,992,000
2031	3,398,000
2032	2,853,000
$10,262,000

As at December 31, 2012, the Company has available non-capital losses in the United States of approximately $1,076,500 that if not utilized will expire as follows:

2022	$102,000
2023	277,000
2024	236,000
2025	39,000
2026	158,000
2027	246,000
2028	9,000
2029	5,000
2030	1,000
2031	2,000
2032	1,500
$1,076,500

