Form 20-F
period 2013-12-31
Loncor Resources Inc.
filed 2014-04-01
CIK 1472619

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ______

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

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

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Common Shares	NYSE MKT LLC

Securities registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2013:

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

Yes ☒      No☐

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

Yes ☐      No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	Accelerated filer	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☒	Other	☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐Item 17    ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes ☐ No ☒

LONCOR RESOURCES INC. - FORM 20-F

ii

Table of Contents

(continued)

iii

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

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE ESTIMATES

This Form 20-F, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Without limiting the foregoing, this Form 20-F, including the documents incorporated by reference herein, uses the terms "indicated" and "inferred" resources. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the U.S. Securities and Exchange Commission (the "SEC") does not recognize them. Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of indicated resources will ever be converted into reserves. Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the "inferred resources" will ever be upgraded to a higher category. Therefore, U.S. investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report mineral deposits that do not constitute "reserves" as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this Form 20-F or in the documents incorporated by reference, may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

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

Item 3. Key Information

A. Selected Financial Data

The selected consolidated financial information set forth below for each of the four years ended December 31, 2013, 2012, 2011 and 2010, which is expressed in United States dollars (the Company prepares its financial statements in United States dollars), has been derived from the Company's audited consolidated financial statements as at and for the financial years ended December 31, 2013, 2012, 2011 and 2010. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board, which differ in certain respects from the principles the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States ("United States GAAP"). The selected consolidated financial information should be read in conjunction with the discussion in Item 5 of this Form 20-F and the consolidated financial statements and related notes thereto filed as part of this Form 20-F under Item 18. Historical results from any prior period are not necessarily indicative of results to be expected for any future period.

	(in $000 except share data)
IFRS	2013	2012	2011	2010
Revenue	$-	$-	$-	$-
Net income (loss) from operations	(28,038)	(2,027)	726	(5,872)
Net income (loss) for the year	(27,224)	(2,081)	533	(5,990)
Basic and diluted net income (loss) per share	(0.37)	(0.03)	0.01	(0.14)
Current assets	844	11,270	14,931	10,635
Exploration and evaluation expenditures	30,893	48,255	30,090	12,658
Total assets	32,182	60,274	45,800	23,841
Total liabilities	1,203	2,488	2,464	7,383
Net assets	30,979	57,786	43,336	16,459
Share capital	75,715	75,715	60,045	37,035
Shareholders' equity	30,979	57,786	43,336	16,459
Weighted average common shares outstanding	73,440	62,396	57,056	41,558

The selected consolidated financial information set forth in the first table below for the year ended December 31, 2009, which is expressed in United States dollars (the Company prepares its financial statements in United States dollars), has been derived from the Company's audited consolidated financial statements as at and for the financial year ended December 31, 2009. These consolidated financial statements were prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"), which differ in certain respects from the principles the Company would have followed had its consolidated financial statements been prepared in accordance with United States GAAP.

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

If the Company had followed United States GAAP in respect of the year ended December 31, 2009, certain items in the consolidated financial statements would have been reported as set forth in the second table below.

The selected consolidated financial information in the IFRS chart above should not be compared to the information in the Canadian GAAP or United States GAAP charts below as the information was prepared using difference financial reporting standards.

(in $000 except share data)

Canadian GAAP	2009
Revenue	$1
Net income (loss) from operations	(1,010)
Net income (loss) for the year	(1,011)
Basic net income (loss) per share	(0.04)
Current assets	1,638
Exploration and evaluation expenditures	4,954
Total assets	6,620
Total liabilities	3,429
Net assets	3,190
Share capital	20,341
Shareholders' equity	3,190
Weighted average common shares outstanding	28,559

(in $000 except share data)

United States GAAP	2009
Revenue	$1
Net income (loss) from operations	(2,007)
Net income (loss) for the year	(2,007)
Basic net income (loss) per share	(0.07)
Current assets	1,638
Exploration and evaluation expenditures	-
Total assets	1,665
Total liabilities	3,007
Net assets	(1,341)
Share capital	20,341
Shareholders' equity	(1,341)
Weighted average common shares outstanding	28,559

Exchange Rates

On March 21, 2014, the buying rate in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York, was US$1.00 = Cdn$1.1191. The following table sets forth, for each of the years or, as applicable, months indicated, additional information with respect to the noon buying rate for US$1.00 in Canadian dollars and are based upon the rates quoted by the Federal Reserve Bank of New York.

Rate	2013	2012	2011	2010	2009
Average (1)	1.03467	0.9996	0.9858	1.0353	1.1373

(1) The average rate means the average of the exchange rates on the last day of each month during the year.

Rate	October 2013	November 2013	December 2013	January 2014	February 2014	March 2014(1)
High	1.0454	1.0597	1.0697	1.1171	1.1137	1.1251
Low	1.0282	1.0442	1.0577	1.0612	1.0952	1.0965

(1) Provided for the period from March 1, 2014 to March 21, 2014.

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

The Company has not generated revenues from operations, does not have a history of mining operations, and there is no assurance that it will produce revenue, operate profitably or provide a return on investment in the future.

The Company has not generated revenues from operations and there is no assurance that it will produce revenue, operate profitably or provide a return on investment in the future. The Company has only incurred operating losses, and the development of its projects is at an early stage. The Company produced a loss of US$27,224,451 for the year ended December 31, 2013, and, as of that date, the Company’s deficit was US$52,771,536 which casts substantial doubt on the Company’s ability to continue as a going concern. The Company is subject to the risks and challenges experienced by other companies at a comparable stage. These risks include, but are not limited to, continuing losses and the ability to secure adequate financing or to complete corporate transactions to meet the minimum capital required to successfully complete its projects and fund other operating expenses.

The Company's ability to continue as a going concern is dependent upon its ability to obtain the necessary financing to meet its obligations and repay liabilities arising from normal business operations when they come due. Development of the Company’s current projects to the production stage will require significant financing. Given the current economic climate, the ability to raise funds may prove difficult. The Company has no revenues and is wholly reliant upon external financing to fund such plans. There can be no assurance that such financing will be available to the Company or, if it is, that it will be offered on acceptable terms. If additional financing is raised through the issuance of equity or convertible debt securities of the Company, the interests of the Company's shareholders in the net assets of the Company may be diluted. Any failure of the Company to obtain required financing on acceptable terms could have a material adverse effect on the Company's financial condition, results of operations, liquidity, and its ability to continue as a going concern, and may require the Company to cancel or postpone planned capital investments.

The auditor’s report issued in respect of the Company’s 2013 annual consolidated financial statements contains an "Emphasis of Matter" which includes the following statement:

"Without qualifying our opinion, we draw attention to Note 2 in the consolidated financial statements which indicates the Company produced a net loss of $27,224,451 for the year ended December 31, 2013 and as of that date the Company’s accumulated deficit was $52,771,536. These conditions, along with other matters as set forth in Note 2, indicate the existence of a material uncertainty that casts substantial doubt on the Company’s ability to continue as a going concern."

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

The future price of gold will significantly affect the development of Loncor's projects. Gold prices are subject to significant fluctuation and are affected by a number of factors which are beyond Loncor's control. Such factors include, but are not limited to, interest rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold-producing countries throughout the world. The price of gold has fluctuated widely in recent years, and future price declines could cause development of and commercial production from Loncor's mineral interests to be impracticable. If the price of gold decreases, projected cash flow from planned mining operations may not be sufficient to justify ongoing operations and Loncor could be forced to discontinue development and sell its projects. Future production from Loncor's projects is dependent on gold prices that are adequate to make these projects economic.

The Company has substantially reduced exploration efforts at its projects, and there is no assurance that they will be recommenced.

As a result of the sharp decline in gold prices in 2013 and the difficult financing prospects for gold exploration companies in general and the Company in particular, the Company has substantially reduced exploration efforts at its projects in order to conserve cash. It is unlikely that the reduced exploration efforts can identify additional resources or make other substantial progress in advancing the projects. There can be no assurance that exploration will be significantly increased at the projects in the foreseeable future. Failure to conduct significant exploration activities would result in the inability to identify further development potential of the projects and could render financing more difficult to obtain, which would materially and adversely affect the Company’s financial condition.

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

The Company has incurred losses from operations since it became a mineral exploration company in November 2008 and the Company expects to incur losses from operations for the foreseeable future. The Company had an accumulated deficit of US$52,771,536 as of December 31, 2013. The losses do not include capitalized mineral property exploration costs. The Company expects to continue to incur losses unless and until such time as one or more of its properties enter into commercial production and generate sufficient revenues to fund continuing operations. The development of the Company's properties will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultants' analysis and recommendations, the rate at which operating losses are incurred, and the Company's acquisition of additional properties, some of which are beyond the Company's control. There can be no assurance that the Company will ever achieve profitability.

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

The Company is subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the SEC, the Canadian Securities Administrators, the New York Stock Exchange, the Toronto Stock Exchange, and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by the United States Congress, making compliance more difficult and uncertain. For example, on July 21, 2010, the United States Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act, which is expected to result in the SEC adopting rules that will require the Company to disclose on an annual basis, certain payments made by the Company, its subsidiaries or entities controlled by it, to the U.S. government and foreign governments, including sub-national governments. The SEC has also adopted rules under the Dodd Frank Act that will require a company filing reports with the SEC to disclose on an annual basis, beginning in 2014, whether certain “conflict minerals” necessary to the functionality or production of a product manufactured by such company originated in the DRC or any adjoining country. The Company currently holds properties located in the DRC. It is possible that the new SEC rules regarding conflict minerals could adversely affect the value of the minerals mined in the DRC, which may impact the value of the Company’s interests in those properties. The Company’s efforts to comply with the Dodd-Frank Act, the rules and regulations promulgated thereunder, and other new rules and regulations have resulted in, and are likely to continue to result in, increased general and administration expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

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

The natural resource industry is intensely competitive in all of its phases. Significant competition exists for the acquisition of properties producing, or capable of producing, gold or other metals. The Company competes with many companies possessing greater financial resources and technical facilities than itself. The Company may also encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals. As well, there is competition for exploration resources at all levels, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could also adversely affect the Company's ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

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

The Company may not be able to maintain its listing on the NYSE MKT LLC (the “NYSE MKT”).

The Company received a notification from the NYSE MKT LLC ("NYSE MKT") in March 2014 that it is no longer in compliance with certain NYSE MKT listing standards (reference is made to the Company’s press release dated March 10, 2014).  The Company has until April 2, 2014 to submit a plan to regain compliance.  The Company may choose not to submit a plan, but if a plan is submitted, there is no guarantee that the plan will be accepted or if the Company will be able to comply with the plan and regain compliance.  If the plan is accepted and the Company is not in compliance with the continued listing standards at the end of the plan period or the Company does not make progress consistent with the plan during the period, then the NYSE MKT may initiate delisting proceedings.  If the Company’s common shares are delisted from the NYSE MKT, shareholders will not be able to trade its common shares on NYSE MKT and certain federal and state securities law exemptions for its common shares would no longer be available.  Consequently, the trading market for the Company’s securities in the United States will be limited.

Item 4. Information on the Company

A. History and Development of the Company

The Company is a corporation which was formed under the Ontario Business Corporations Act on August 24, 1993. The head office and registered office of the Company is located at 1 First Canadian Place, Suite 7070, 100 King Street West, Toronto, Ontario, M5X 1E3, Canada. The telephone number of such office is (416) 366-2221.

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

In October 2009, the Company announced the appointment of Peter Cowley as President and Chief Executive Officer of the Company. Mr. Cowley was also appointed to the board of directors of the Company. Kevin Baker stepped down as President and Chief Executive Officer, but remained a non-executive director of the Company until March 2014. Arnold Kondrat was appointed Executive Vice President of the Company and relinquished the title of Chairman of the Board of the Company. In connection with Mr. Cowley's appointment as a director of the Company, Geoffrey Farr stepped down as a director of the Company but remains Corporate Secretary of the Company.

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

Exploration at the Itali prospect at the Company's Ngayu gold project commenced during the third quarter of 2010. The Itali prospect is located about 10 kilometres south of Makapela. In January 2012, the Company announced the results of its first drill hole at the Itali prospect. Additional drill results at the Itali prospect were announced by the Company in October 2012.

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

In December 2011, the Company announced the results of the regional assessment of its Ngayu gold project. The targets were outlined by assessing the results of two regional BLEG (Bulk Leach Extractable Gold) geochemical surveys conducted during 2011 as part of the technology consultation services agreement between Loncor and Newmont. In accordance with this agreement, Loncor is able to utilize advanced exploration assessment techniques developed by Newmont. As part of this evaluation program, the BLEG results were assessed in conjunction with a detailed geophysical magnetic interpretation of the Ngayu Greenstone belt also undertaken by senior Newmont geophysicists to define the target areas. The initial BLEG survey commenced in March 2011 and comprised the collection of 418 stream sediment samples, at an average sample density of one sample per 10 square kilometres. A second round of infill BLEG sampling was undertaken in September 2011 consisting of 185 samples at an average sample density of one sample per four square kilometres. Samples were sent to Newmont's proprietary geochemical laboratory in Perth, Australia for preparation and analysis. From these results, six high priority targets were delineated together with seven medium priority targets for follow up.

In January 2012, the Company announced initial bottle roll metallurgical testwork results for the Makapela prospect at the Company's Ngayu gold project. Bottle roll is a preliminary metallurgical test to determine how much and how easily gold may be liberated from an ore using cyanide.

In May 2012, the Company announced a maiden mineral resource estimate for the Company's Makapela prospect, of 4.10 million tonnes grading 7.59 g/t Au (using a 2.75 g/t Au cut-off) for an inferred mineral resource of 1.0 million ounces. The Company also announced that this mineral resource was outlined down to a maximum vertical depth 500 metres below surface with gold mineralization open at depth.

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

In October 2012, the Company completed two financings concurrently, raising total gross proceeds of Cdn$14,799,750. The first financing involved the issuance of 9,245,000 common shares of the Company at a price of Cdn$1.05 per share for aggregate gross proceeds of Cdn$9,707,250. This offering was conducted by a syndicate of investment dealers and was made by way of a short form prospectus filed with securities regulatory authorities in all of the provinces of Canada (other than Québec). The said shares were also offered on a private placement basis in certain jurisdictions outside of Canada. The second financing involved a non-brokered private placement to Newmont of 4,850,000 common shares of the Company at a price of Cdn$1.05 per share for aggregate gross proceeds of Cdn$5,092,500. As of the date of this Form 20-F, Newmont holds 14,550,000 (representing 19.81%) of the outstanding common shares of the Company.

In April 2013, the Company announced updated mineral resource estimates for the Company's Makapela prospect, of an indicated mineral resource of 0.61 million ounces (2.20 million tonnes grading at 8.66 g/t Au) and an inferred mineral resource of 0.55 million ounces (3.22 million tonnes grading at 5.30 g/t Au).

In April 2013, the Company announced results of IP surveys at the Company's Nagasa prospect at the Ngayu project, which surveys identified three well-defined, open-ended anomalous zones. The Company had acquired IP equipment in January 2013 with the objectives of: (a) locating potentially mineralized zones in areas covered by transported overburden where soil geochemistry is problematic, such as at Nagasa, and (b) testing for “blind” ore bodies where mineralization does not reach surface.

The Company’s common shares began trading on the Toronto Stock Exchange effective April 26, 2013 and were delisted from the TSX Venture Exchange at the same time.

In July 2013, the Company updated exploration activities at its Ngayu project including announcing drilling results. The Company also reported that, as a result of the sharp decrease in the gold price, the Company will be reducing its exploration effort and overhead costs until market conditions improve. The Company further reported that, in terms of the Makapela preliminary economic assessment, due to the sharply lower gold price, it was decided to not incur any further expenditure on the study until the gold market improves.

As a result of the sharp decline in gold prices in 2013 and the difficult financing prospects for gold exploration companies in general and the Company in particular, the Company has substantially reduced exploration efforts at its projects in order to conserve cash. Since the end of September 2013 and to the date of this Form 20-F, the Company has been undertaking mainly assessment of exploration work undertaken earlier in 2013 at Ngayu and selecting prospects at Ngayu requiring further investigation. In addition, new historical data has been obtained and is being assessed for the North Kivu project in order to select target areas for follow up.

B. Business Overview

General

Loncor is a Canadian gold exploration company focused on two projects in the DRC, the Ngayu and North Kivu projects. The Ngayu project comprises 13 exploration permits (which permits are held by the Company’s wholly-owned DRC subsidiary) totaling 2,077 square kilometres that cover most of the Ngayu Archaean greenstone belt in Orientale province in the northeast portion of the DRC. The North Kivu project comprises 51 exploration permits owned or controlled by Loncor, covering an area of 13,251 square kilometres in North Kivu province located west of the city of Butembo. Both projects have historic gold production. Additional information with respect to the Company's projects can be found below under "Loncor Mineral Properties".

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

The primary focus of the Loncor Foundation in 2011 and 2012 was the construction of the Bole Bole medical clinic at Makapela, which has now been completed. Also in 2012, the Foundation initiated a program to fund the salaries of 12 teachers at the Yindi primary school, eliminating the need for parents to pay tuition costs and increasing enrollment at the school. During 2013, the Loncor Foundation repaired bridges on the road between Yindi and Makapela and continued to fund teachers’ salaries at the Yindi primary school and partially fund operations at the Bole Bole medical clinic.

Additional information with respect to the Loncor Foundation can be found on the Company's web site at www.loncor.com.

Exploration Permits and Exploitation Permits under DRC Mining Law

As described below under "Loncor’s Mineral Properties", Loncor holds or controls a number of exploration permits covering ground in the DRC being explored by the Company. Under DRC mining law, an exploration permit entitles the holder thereof to the exclusive right, within the perimeter over which it is granted and for the term of its validity, to carry out mineral exploration work for mineral substances, substances for which the licence is granted and associated substances if an extension of the permit is obtained. However, the holder of an exploration permit cannot commence work on the property without obtaining approval in advance of its mitigation and rehabilitation plan. An exploration permit also entitles its holder to the right to obtain an exploitation permit for all or part of the mineral substances and associated substances, if applicable, to which the exploration permit or any extension thereto applies if the holder discovers a deposit which can be economically exploited.

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

Property Description and Location

The Ngayu gold project is situated approximately 300 kilometres northeast of Kisangani and 70 kilometres to the west of the Okapi Game Reserve in the Orientale Province of the DRC (see Figure 1 below). The project is located 470 kilometres and 400 kilometres north-northwest of Bukavu and Goma, respectively and is situated 130 kilometres northwest of Loncor’s North Kivu project. It is made up of a total of 13 exploration permits (or "PRs") held by the Company through its wholly-owned DRC subsidiary, which cover an area of 2,077 square kilometres.

Figure 1

REGIONAL LOCATION OF THE NGAYU PROJECT

DRC
CENTRAL AFRICAN REPUBLIC
SUDAN
CAMEROON
GABON
CONGO
CABINDA
ANGOLA
ZAMBIA
TANZANIA
BURUNDI
RWANDA
UGANDA
Atlantic Ocean
Bangui
Mbandaka
Kisangani
Okapi Game Lodge
Beni
Butembo
Goma
Bukavu
Brazzaville
Kinshasa
Matadi
Kananga
Mbuji-Mayi
Lubumbashi
NGAYU PROJECT
MANGUREDJIPA PROJECT
HAUT ZAIRE
NORD KIVU
SUD KIVU
MANIEMA
KASAI ORIENTAL
KASAI OCCIDENTAL
BANDUNDU
KINSHASA
BAS-ZAIRE
SHABA
Congo
Kasai
Lac Ntomba
Lac Mai-Ndombe
Lac Upemba
Lake Mweru
Lake Tanganyika
Lake Kivu
Lake Edward
Lake Albert
5°N
0°
5°S
10°S
15°E
20°E
25°E
30°E
N
0
Scale
300km
LEGEND:
Main Road
Railway
District Boundary (Provincial)
Town
River
Airport
National Boundary
Project Boundary

Source: DK World Atlas

D1075MLoncor2011

Legal Aspects and Tenure

The Ngayu project consists of 13 PRs numbered 1793 to 1807, excluding 1795 and 1799, held by the Company’s wholly-owned DRC subsidiary. The Ngayu project PRs were renewed on February 10, 2012 and will expire on February 9, 2017. Figure 2 below shows the PR boundaries in relation to the airborne magnetic, workings and prospects of the Ngayu greenstone belt. The PR details are shown in Table 1 below.

Table 1: License Details for the PRs of the Ngayu Project

PR NO.	LICENCE NO.	HOLDER	DATE OF ISSUE	DATE OF EXPIRY	MINERALS	AREA (ha)
1793	NO° CAMI/CR/3169/2007	Loncor Resources Congo Sprl	10-Feb-2007	09-Feb-2017	Fe,Au, Sn, Cu, Pt, Ag, W, Co, Nb and Ta	19,454
1794	NO° CAMI/CR/3170/2007	Loncor Resources Congo Sprl	10-Feb-2007	09-Feb-2017	Fe,Au, Sn, Cu, Pt, Ag, W, Co, Nb and Ta	19,709
1796	NO° CAMI/CR/3172/2007	Loncor Resources Congo Sprl	10-Feb-2007	09-Feb-2017	Fe,Au,Sn, Cu, Pt, Ag, W, Co, Nb and Ta	16,056
1797	NO° CAMI/CR/3173/2007	Loncor Resources Congo Sprl	10-Feb-2007	09-Feb-2017	Fe,Au,Sn, Cu, Pt, Ag, W, Co, Nb and Ta	15,631
1798	NO° CAMI/CR/3174/2007	Loncor Resources Congo Sprl	10-Feb-2007	09-Feb-2017	Fe,Au,Sn, Cu, Pt, Ag, W, Co, Nb and Ta	18,435
1800	NO° CAMI/CR/3176/2007	Loncor Resources Congo Sprl	10-Feb-2007	09-Feb-2017	Fe,Au,Sn, Cu, Pt, Ag, W, Co, Nb and Ta	16,736
1801	NO° CAMI/CR/3177/2007	Loncor Resources Congo Sprl	10-Feb-2007	09-Feb-2017	Fe,Au,Sn, Cu, Pt, Ag, W, Co, Nb and Ta	17,160
1802	NO° CAMI/CR/3178/2007	Loncor Resources Congo Sprl	10-Feb-2007	09-Feb-2017	Fe,Au,Sn, Cu, Pt, Ag, W, Co, Nb and Ta	16,226
1803	NO° CAMI/CR/3179/2007	Loncor Resources Congo Sprl	10-Feb-2007	09-Feb-2017	Fe,Au,Sn, Cu, Pt, Ag, W, Co, Nb and Ta	18,180
1804	NO° CAMI/CR/3180/2007	Loncor Resources Congo Sprl	10-Feb-2007	09-Feb-2017	Fe,Au, Sn, Cu, Pt, Ag, W, Co, Nb and Ta	12,318
1805	NO° CAMI/CR/3181/2007	Loncor Resources Congo Sprl	10-Feb-2007	09-Feb-2017	Fe,Au, Sn, Cu, Pt, Ag, W, Co, Nb and Ta	17,415
1806	NO° CAMI/CR/3182/2007	Loncor Resources Congo Sprl	10-Feb-2007	09-Feb-2017	Fe,Au, Sn, Cu, Pt, Ag, W, Co, Nb and Ta	8,580
1807	NO° CAMI/CR/3184/2007	Loncor Resources Congo Sprl	10-Feb-2007	09-Feb-2017	Fe,Au,Sn, Cu, Pt, Ag, W, Co, Nb and Ta	11,808

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

Table 3 below summarizes the surface fee and provincial tax payments which were made for 2010 and 2011 in order to keep the Ngayu project PRs in good standing. In 2012, amounts of US$126,728.86 and US$18,193.96 were paid for surface fees and provincial taxes respectively. In 2013, amounts of US$309,900 and US$27,018 were paid for surface fees and provincial taxes respectively.

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

Loncor erected exploration camps in the Ngayu project in the vicinity of the Yindi and Makapela prospects. The Yindi camp is a self-sustaining camp, with its own power, water and road infrastructure. Potable water is sourced from a tributary of the Ngayu river and filtered on site. Supplies are driven in from various developed towns. The camp consists of an office, tents sheltered by corrugated iron, a dining hall, core shed, a clinic and a helicopter pad and yard. The Makapela camp consists of tented accommodation, offices and kitchen facilities. Power is supplied by a diesel generator at both the Yindi and Makapela camps.

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

The database of the Central African Museum of Tervueren notes 13 occurrences of gold in the Ngayu greenstone belt, six of which are hosted within the Ngayu project area. The Tervuren database recorded historical gold production for some of the deposits occurring within the Ngayu greenstone belt. The largest hardrock gold mining operation in the Ngayu greenstone belt was at Adumbi which is not on Loncor’s PRs. It is evident that mostly alluvial deposits were exploited, perhaps due to the ease of mining and due to the fact that it was mostly mined on a small scale.

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

An Upper Kibalian (v/s about 1) overlies a Lower Kibalian (v/s high) in the zones of Moto and Ngayu. Extrapolating this relationship to other zones it can be concluded that two generations of greenstones exist, the one forming narrow bands, rich in sedimentary rocks, belonging to the younger of the two generations. This distinction is also supported by geochronology. The Lower Kibalian of Ngayu and Moto is intruded by 2.8Ga old tonalities and the Upper Kibalian by 2.45Ga old granites. Most volcanics of the Lower Kibalian are akin to oceanic tholeiites while those from the upper division contain distinct andesitic members together with less typical tholeiites. Nowhere has the Lower Kibalian series been observed to be associated with high-grade gneissic rocks likely to represent their basement. The Upper Kibalian series, on the other hand, is typically associated both with the tonalite-Lower Kibalian association and with gneissic series (i.e. the West-Nile gneissic Complex) suggesting a different geodynamic setting for the two series.

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

Local Geology

The Ngayu project is located in a Precambrian greenstone belt enclosing folded and fractured volcano-sedimentary series. In the project area, both the Upper and Lower Kibalian Groups are present. The Lower Kibalian is represented by the orthogneiss complex, which is a sequence of metamorphosed granites and gneiss intruded by diorites. The Upper Kibalian represents the greenstone belt made up of metasediments and metavolcanics of greenschist facies including prominent banded ironstone units (BIF) which form prominent ridges throughout the Ngayu greenstone belt.

The Kibalian Supergroup is overlain by the early Proterozoic Lindian Supergroup, which is composed of the Penge Formation (arkoses, conglomerates and quartzites), Lenda Formation (carbonaceous sediments), Asoso Formation (intercalated schists and quartzite), Avakubi Formation (sandstones, arkoses and conglomerates), Mamungi-Kole Formation (schists, with lenses of sandstone and dolomite) and Galamboge Formation (quartzite, sandstone and arkose). World class examples of gold deposits in similar geological settings to the Ngayu project include Kilo-Moto and Geita in Tanzania. Fractured zones marked by quartz veins cross-cutting the Kibalian (including the BIF) throughout the prospect are first targets. Also of interest are fractured contact zones including cataclastic breccias between the Kibalian series and the Lindian cover deposits.

Property Geology

The Ngayu project covers most of the Ngayu greenstone belt and consists of three main Pre-cambrian lithological units. The granite-gneiss sequence forms the basement in the project area. The Upper-Congo granitoid complex, composed of undifferentiated Kibalian and pre-Kibalian rocks, occupies a zone in the eastern-central and in the northwestern part of the concession. Different rock types can be distinguished in the area, namely, granitoids with porphorytic texture, diorites, orthogneisses, and magmatic and anatectic rocks.

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

Location of Mineralised Zones

The locations of gold occurrences within the Ngayu project are shown in Figure 2 below. The majority of these deposits are located close to the contact of BIF (Banded Ironstone Formation). Historically, only two deposits were exploited on a large-scale by previous owners, namely Yindi and Adumbi. Adumbi falls out of the project area in the east. Remnant mining infrastructure from previous operations at Yindi includes the old laboratory, plant and camp but are derelict. Makapela is a relatively new artisanal site which was developed by artisanal miners within the last ten years and has been one of the foci of the Company’s exploration activities.

Mineralization

Gold is the only commodity to have been extracted commercially in the Ngayu belt. A few years ago Rio Tinto assessed the BIF as a potential source of iron ore, but although haematite-rich zones of good grade were reportedly drilled, tonnage was below the economic requirement. Diamonds are recovered by artisanal miners from the Ngayu River; the source of the stones is unknown, but is probably outside the area under discussion. No other mineral occurrences of potential significance are known.

Gold was discovered in the Ngayu belt by Belgian prospectors in the 1920s, and commercial production took place from both primary and secondary sources until the mid-1950s. A summary of the historical production is given in Table 4 below, although production records are incomplete and sketchy and the figures quoted represent only an approximation.

Table 4: Historical Gold Production for the Ngayu Belt (1925 – 1955)

Deposit	Primary Au (oz)	Secondary Au (oz)	Total Au (oz)
Adumbi Area	208,000	83,000	291,000
Imva Fold Area	N/A	200,700	200,700
Yindi	45,200	21,000	66,200
Northern Ngayu Belt	N/A	60,800	60,800
Anguluku	5,700	N/A	5,700
Totals	258,900	365,500	624,400

The most prolific area for alluvial mining was the Imva Fold area, where extensive artisanal mining continues today, and where several areas of primary gold mineralization (Matete, Nagasa, Anguluku and Itali) are currently under investigation by Loncor.

Several styles of gold mineralization have been identified in the Ngayu belt and are summarised below:

Shear-zone hosted gold:

➢	Mineralization of shears within BIF, or on the BIF contacts, leading to quartz veining and sulphidation of the BIF and immediate wall-rock, e.g. Adumbi, Makapela Reef 2.
➢	Mineralization of shears within basalts and schists (and to a much lesser extent intermediate intrusives) resulting in discrete auriferous quartz veins with limited wall-rock mineralization, e.g. Makapela Reef 1, and the Yindi vein field.

Disseminated mineralization in BIF:

➢	Sulphidation of BIF by fluids utilizing nearby cross-cutting and parallel structures, such as thrusts and shears e.g. Yindi BIF-hosted mineralization and Nagasa Anomaly 1. This style of mineralization has the potential to form deposits of very large size, e.g. Geita in Tanzania.

Sheeted veins:

➢	Shear zones resulting in auriferous sheeted quartz veins and veinlets developing mainly parallel to the foliation and forming packages over widths of up to 40 metres, often with disseminated mineralization between the veins, e.g. Itali, Mondarabe.

Elluvial/Colluvial deposits:

➢	Artisanal mining of weathered gold mineralization preserved as elluvial or colluvial material, is widespread throughout the belt, particularly in the Imva Fold area and Anguluku.

Alluvial deposits:

➢	Palaeoalluvial deposits are locally exploited by artisanals by digging pits to the basal gravel layer of old river channels, e.g. Nagasa, Mondarabe, Matete.
➢	Exploitation of modern alluvium is widespread throughout the Ngayu belt, and is particularly common in the Imva Fold area.

Prospect-Scale Mineralization Controls

BIF (Banded Ironstone Formation)

Within the Ngayu belt there is a strong association between gold mineralization and the presence of BIF, the BIF either constituting the host rock (e.g. Adumbi, Yindi, Makapela, Nagasa) or forming a significant part of the local stratigraphy (e.g. Mondarabe, Itali, Anguluku). BIF forms both physical and chemical traps for mineralizing hydrothermal fluids as follows:

•	Competency contrasts between the BIF and the interlayered rocks.

•	When interlayered with incompetent lithologies such as the metasedimentary schists and volcaniclastics, the BIF constitutes relatively hard rock, more likely to develop brittle fracturing than the more ductile surrounding rocks. Also, shearing may preferentially take place in the schists, on the contact with the BIF. These fractures and shears can act as channel-ways, focussing hydrothermal fluids into the chemically reactive BIF.

•	When interlayered with competent rocks such as massive basalts, the BIF units (especially if relatively thin like those at Makapela) may act as zones of weakness, along which shears and faults may propagate. Again, the tectonic fabric within the BIF can facilitate the flow of hydrothermal fluids.

•	Sulphidation of magnetite. The iron-rich BIF is a chemically reactive rock, the main interaction with hydrothermal fluids involving the reduction of magnetite to pyrite, resulting in the precipitation of gold.

Exploration (2009-2013)

Exploration by Loncor commenced in late 2009 and initially included desktop research, primarily utilising data from the Royal Museum for Central Africa in Terveuren, Belgium and preliminary interpretation of airborne geophysical data, acquired by Rio Tinto in 2007. A base camp was established on the property at Yindi in March 2010. At the beginning of Loncor’s Ngayu project, it was decided to divide the exploration into two concurrent programs:

•	Assessment of areas of known gold mineralization (Yindi and Makapela) with the potential to rapidly reach the drilling stage and provide a mineral resource base for the Company. Soil sampling, augering, rock chip and channel sampling were carried out prior to diamond drilling.

•	Regional programs aimed at assessing the remainder of the then 4,500 km2 land package as quickly and cost effectively as possible, in order to identify and prioritise mineralized target areas for follow-up, and enable less-prospective ground to be relinquished with confidence. This program mainly entailed a regional BLEG (Bulk Leach Extractable Gold) survey and detailed interpretation of regional aeromagnetic data. Both these programs were carried out under the technology consultation services agreement between Loncor and Newmont, which was entered into February 2011.

Regional Programs

Aeromagnetic Surveys

Rio Tinto commissioned heliborne magnetic and radiometric surveys over the Ngayu belt in July and August 2008, as part of its iron ore exploration programme. Loncor was provided with this data in 2009, under the then terms of the agreement between the two companies. The survey was flown by New Resolution Geophysics, on 200 metre-spaced lines orientated north-south. The average sensor terrain clearance was 32 metres, and tie lines were flown every 2,000 metres. All the greenstone terrain covered by Loncor’s properties was included, with only the areas to the northeast and southwest, which are underlain by granitoids and Lindian cover respectively, excluded from the survey.

The aeromagnetic data were interpreted by Newmont in 2011, under the companies’ technology consultation services agreement, and the resulting lithostructural map is shown in Figure 2 below. Four areas were prioritised as being lithologically and structurally favourable for gold mineralization, as follows:

•	The Imva Fold Area, where the BIF has been deformed into a tight regional fold, with strike-parallel faults (probably thrusts) and quartz-diorite intrusives in the fold hinge and on the flanks.

•	An early-formed, north-south trending structural corridor, in the Makapela-Itali area, with dioritic intrusives.

•	The Anguluku area where BIF is interpreted to have been thrust against a basement high, at the intersection with the NW-SE trending Yindi structure.

•	The northeast of the project area, along strike from the old Adumbi mine, in an area where folded BIF with strike-parallel faulting, is cut by a major north-south structure.

During 2012, Loncor undertook more detailed aeromagnetic and radiometric surveys over priority target areas (ie Imva Fold area).

Figure 2: Aeromagnetic Interpretation for Ngayu and Location of Geophysical Target Areas

BLEG Sampling

BLEG (Bulk Leach Extractable Gold) sampling is a stream sediment sampling technique employed by Newmont worldwide in its regional gold exploration programmes. It provides a relatively fast and reliable way of assessing large tracts of land, and has been particularly effective in defining targets within the Ngayu area. The sampling methodology and analytical techniques are proprietary to Newmont, and as such, cannot be detailed herein. Following successful orientation surveys in the Yindi and Makapela areas in 2010, in which 32 samples were collected, three phases of BLEG sampling were carried out as follows:

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

The results for phases 1 and 2 are shown in Figure 3 below. Six high priority (H1-H6), seven medium priority (M1-M7) and four lower priority targets (L1-L4) have been defined based on the BLEG data and the geophysical interpretation. The rationale for selecting these targets is as follows:

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

Field duplicates were taken at a frequency of one in twenty samples and the results rigorously assessed by Newmont’s senior geochemists in Perth, Australia. It was concluded that the quality of the sampling was excellent, and that the results of the survey are reliable. Analytical duplicates and blanks were also included as part of Newmont’s internal quality control procedures. Groundwork aimed at defining drilling sites within the above target areas commenced in January 2012. This entailed soil sampling (initially on lines 320 metres apart, with in-fill to 160 metres and 80 metres where warranted), geological mapping and rock chip sampling, regolith mapping (utilizing remote sensing techniques and Newmont’s in-house expertise), and trenching and/or mechanical augering of soil anomalies. In addition, the program provides for geophysical surveys to more closely define the location of potentially mineralized zones. There is good correlation between the target areas derived from the aeromagnetic interpretation and the BLEG surveys.

Figure 3

Prospect Exploration

Grids have been established at the Yindi, Makapela, Itali, Matete, Nagasa, Mondarabe, Anguluku and Adumbi West prospects with airborne magnetic and radiometric surveys, geological mapping, stream sediment sampling, soil and rock sampling, trenching, augering, ground geophysical surveys (Induced Polarisation) and core drilling being undertaken.

Table 5 below summarises the exploration statistics for the Ngayu work program for the period 2010 – 2013.

Prospects within the Ngayu Project

Yindi Prospect

Yindi is the site of an old Belgian mining operation which ceased production before independence, and which produced approximately 45,000 ounces and 21,000 ounces of gold from primary and secondary sources respectively. The Belgians primarily exploited discrete high grade quartz veins by means of adits and narrow open-pits, and limited open-pitting was also carried out on mineralized BIF. Since operations ceased in the mid-1950s, the veins have been targeted by artisanal miners.

Table 5: Exploration Statistics for the Ngayu Work Program (2010-2013)

	Activity										Samples
					Other			Diamond
	Gridding	IP	Trenching	AditMapping	Channel	Auger Drilling		Drilling				Stream			Adit	Trench	Other			Thin
Prospects	(km)	(km)	(m)	(m)	(m)	Holes	(m)	Holes	(m)		BLEG	Sediment	Soils	Rock	Channel	Channel	Channel	Auger	DD	Section
Yindi	94.16	23	486.49	208.30	388.70	133	566.90	18	3302.24		16	0	2362	189	227	525	424	558	3526	11
Makapela	189.68	0	0	0	242.46	797	4537.12	84	24058		12	659	4826	197	0	0	287	3381	6201	58
Itali	48.20	0	691.10	29.00	170.45	170	938.55	5	1195.43		0	0	1234	169	31	751	196	649	1450	8
Anguluku	101.28	47.5	439.85	173.00	165.93	126	381.35	0	0		0	560	2549	274	175	454	227	481	0	1
Adumbi	68.80	0	13.00	0	141.90	0	0	0	0		0	0	1787	138	0	20	197	0	0	0
Nagassa	147.68	125.9	432.85	26.70	253.55	750	3489.39	9	2620.65		0		3815	373	34	481	309	3277	1880	11
Mondarabe	157.36	0	375.21	0	489.60	135	542.70	7	1220.50		0	0	4047	362	0	385	580	561	1533	7
Matete	148.84	89	989.20	0	239.39	256	1079.25	0	0		0	0	3856	401	0	1062	330	1110	0	8
Andagbowa	3.04	0	0	0	21.90	0	0	0	0		0	91	89	34	0	0	30	0	0	0
Bleg	0	0	0	0	0	0	0	0	0		711	0	0	71	0	0	0	0	0	0
PROJECT TOTAL	959	285.4	3428	437	2114	2367	11535	123	32397	*	739	1310	24565	2208	467	3678	2580	10017	14590	104

Exploration at Yindi commenced in March 2010 with the establishment of a 2 x 6 kilometre soil sampling grid, coincident with a well-defined magnetic anomaly, and covering the area of old mining activity. Soil sampling lines were originally at a spacing of 160 metres, with infill to 80 metres in anomalous areas. All soil sampling lines were geologically mapped.

Channel sampling of accessible old adits and open-pits was undertaken, and several old trenches were re-excavated and channel sampled. Mechanical auger drilling was carried out to test for saprolite mineralization below soil anomalies.

Diamond drilling commenced in September 2010 and 18 holes (3,274 metres) were completed before drilling was stopped in March 2011. The drilling focussed on an area of BIF-hosted gold mineralization which was identified from soil and channel sampling, and which had been mined to a limited extent during colonial times. Holes ranged from 134 metres to 290 metres in depth (i.e. a maximum of 262 metres vertically below surface).

IP surveys were carried out in March 2013, and comprised a 1 x 1 kilometre gradient array survey, followed by two lines of pole-dipole. The objectives of this work were: (a) to assess the IP response of mineralized BIF as an orientation for surveys elsewhere in the concession, (b) to assist in determining the geometry and plunge of the BIF-hosted mineralization at Yindi, and (c) to detect possible additional mineralized zones.

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

All significant mineralized intersections are shown in Figure 4 below. The better grades and widths occur in the central part, in drill holes NYDD001, NYDD003, NYDD004, NYDD005, NYDD007, NYDD008, NYDD012 and NYDD014. In these holes the mineralization associated with the main BIF horizon has an average width of 12.90 metres (10.96 metres true width) at an average grade of 2.20 g/t Au.

Additional drilling is warranted at Yindi in order to determine a mineral resource.

Makapela Prospect

Belgian workers carried out alluvial mining in streams draining from the Makapela area during the colonial era, but no production figures are available. Primary mineralization was discovered by artisanal miners in 2006, and within four years mining was taking place in three pits to a maximum depth of about 20 metres. The pits are between 170 metres and 190 metres in length and are located along a strike of 2.2 kilometres. Exploration by Loncor at Makapela commenced in May 2010, with a 7 x 2 kilometre soil sampling grid covering the area of artisanal activity, and extending southwestwards over stream sediment anomalies depicted on old maps from the colonial era. Lines were at 160 metre intervals, with infill to 80 metres where warranted. The results indicated the possible continuation of mineralization between the Main, North and Sele Sele pits, over a strike of 3 kilometres. A separate soil anomaly was identified over a strike of 2 kilometres in the Bamako area, to the southeast of the Main pit. Channel sampling was carried out in the artisanal workings, and based on the encouraging grades and widths returned, a preliminary drilling program of five holes was planned to test the mineralization at depth below the Main, North and Makapela pits. This program was expanded to outline the strike extent of the mineralized zones, following which a decision was made to drill sufficient intersections to provide an inferred resource. The resource drilling aimed to intersect the mineralization on sections 80 metres apart along strike, at depths of 80 metres, 160 metres and 240 metres; intersections at 320 metres and 400 metres depths were drilled on sections 160 metres apart. A total of 56 holes (18,091 metres) were completed in the vicinity of the Main and North pits, and 15 holes (3,594 metres) were drilled at Sele Sele. In addition to the above resource drilling program, a total of 12 holes (1,560 metres) were drilled to locate potential extensions to the known reefs and new mineralized structures indicated by soil, rock chip and auger sampling.

The Makapela area is underlain by a series of basalts which strike NNE-WSW and dip to the WNW at an average of 85°. A mineralogically similar rock with a coarser texture is also common, and has been given the field name “dolerite”. However, it has gradational contacts with the fine-grained basalt, and is interpreted to represent the central parts of thick flows, rather than intrusive sills. Several units of BIF are interlayered with the basalts, and range up to 13 metres in thickness, although the width is generally less than 6 meters. Quartz porphyry and quartz-feldspar porphyry dykes and sills are also present, and petrographic examination shows that they are quartz-dioritic to tonalitic in composition. In the vicinity of the mineralized zones, these intrusives are generally no more than a few metres in width, and are probably apophyses off a larger porphyry body located about 200 metres to the NW.

Figure 4 Significant Gold Drill Intersections at Yindi Prospect

YINDI PROSPECT DRILLING AND GEOLOGY

N
2.82m @ 1.08 g/t
3.25m @ 1.31 g/t
6.25m @ 0.70 g/t
0.40m @ 30.70 g/t
2.10m @ 6.68 g/t
1.00m @ 3.75 g/t
1m @ 1.71 g/t
NYDD018
NYDD017
NYDD010
1m @ 1.36 g/t
Average for Yindi main
= 12.90m(10.96m True)
@ 2.20 g/t. 350m Strike
NYDD015
NYDD009
1.00m @ 0.82 g/t
8.00m @ 2.11 g/t
NYDD013
NYDD007
1.88m @ 0.89 g/t
6.28m @ 0.71 g/t
Golgota Workings
NYDD008
NYDD012
21.30m @ 3.31 g/t
8.10m @ 2.52
5.62m @ 1.61 g/t
NYDD005
NYDD001
24.04m @ 1.45 g/t
5.95m @ 2.73 g/t
NYDD003
7.90m @ 1.08 g/t
NYDD014
22.27m @ 2.26 g/t
NYDD016
12.10m @ 1.62 g/t
NYDD011
6.90m @ 1.30 g/t
LEGEND
Drillhole Collars
Anomaly_100ppb_Au
Anomaly_50-100ppb_Au
Golgota Workings
Chlorite Schist
Quartz Vein
Talc Sericite Schist
Felsic Intrusive
Graphitic Schist
Banded Iron Formation
574293
574493

Source: DK World Atlas

Three styles of mineralization are present at Makapela:

(a) Quartz veins emplaced into shear zones within the basalt sequence, which are either parallel to strike or cross-cut the lithological strike at acute angles. The best developed and economically significant vein (Reef 1) is exploited in the Main pit, and consists of white quartz with irregularly distributed pyrite as disseminations and blebs averaging about 3%. Visible gold is quite common, occurring in 28% of the intersections as isolated specks and small aggregates up to 2 mm across. Reef 1 has been intersected over a strike length of 480 metres and to a vertical depth of 480 metres, and dips to the WNW at 80 - 90°. It has an average true width and grade of 2.15 metres @ 11.15 g/t Au.

A characteristic of Reef 1 is the good geological continuity between drill sections; although the width and grade is variable, the vein was present in almost all holes, in approximately the expected position. The basalt hosting Reef 1 shows intense hydrothermal alteration for several metres into the hangingwall and footwall. The alteration consists mainly of pervasive chlorite with abundant finely disseminated pyrite.

(b) Strike-parallel mineralization up to 6 metres in width, closely associated with shearing within and on the margins of BIF units. The most important zone (Reef 2) is exploited in the North pit. The alteration assemblage frequently obliterates all traces of the original rock fabric, and consists of smoky grey, brecciated quartz and chlorite with common disseminations and stringers of pyrite (Plate 8). The sulphide content is variable and averages about 8%. In some intersections, remnant magnetite is present as isolated grains and fragmented bands within the quartz, whilst relatively unaltered BIF locally occurs in the immediate footwall of the alteration. Visible gold is much less common than in Reef 1 occurring in 5% of intersections.

Reef 2 has been intersected on the North pit trend over a strike length of 800 metres, the most significant grades occurring in the northern section over a potential strike length of 480 metres. In this northern area, which has been drilled to a maximum vertical depth of 418 metres, the mineralization has an average true width of 3.52 metres with an average grade of 8.44 g/t Au. Several metres of pervasive chlorite and finely disseminated pyrite occur as an alteration halo to Reef 2, similar to Reef 1. As with Reef 1, Reef 2 shows excellent geological continuity, the altered BIF horizon being intersected in all holes in the expected position. The better developed part of Reef 2 occurs at relatively shallow depths with a plunge of about 10 ° to the NNE, before assuming a very steep plunge to the SSW. It is possible that the Reef 2 mineralization represents the lower part of a sigmoidal structure, the upper “tail” of which has been lost by erosion.

A minor zone of mineralized BIF (Reef 3) occurs 70 – 170 metres in the footwall of Reef 2. It is thinner, more irregularly mineralized and has a much shorter strike than Reef 2, and has little economic significance.

Mineralization in the Sele Sele pit, 2 kilometres NNE of the North pit, has similar characteristics to Reef 2, and is interpreted to be on the same BIF unit, based on continuity of the soil anomaly, augering and limited diamond drilling between the two pits. However, the Sele Sele zone is generally wider and lower grade than in the North pit area, the best intersection drilled being 15.68 metres @ 5.35 g/t Au. Pyrrhotite is commonly associated with the pyrite in the Sele Sele area, and is locally the dominant sulphide phase. The mineralization plunges to the SSE at about 40°

.

A third area of Reef 2 style mineralization occurs in the Bamako area where channel sampling returned an intersection of 4.60 metres @ 11.42 g/t Au. The mineralization is associated with a 2 kilometre long soil anomaly, and although the best intersection from preliminary drilling was of relatively low grade (3.60 metres @ 4.43 g/t Au) further work is warranted.

Figures 5 and 6 below highlight the drill intersections on Makapela Main to North area and Sele Sele area respectively.

Figure 5 Makapela Main to North Drill Intersections

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
(Below Cut-off)
North Pit
Main Pit
Reef 1
Reef 2
LEGEND
Drillhole Collars
Quartz Vein (QV)
Artisinal Pits
Scale
100m
N

Figure 6 Makapela Sele Sele Drill Intersections

MAKAPELA SELE SELE INTERSECTIONS

Black = Reef Zone only. No Cut-off
Red = 2 g/t Cut-off,Minimum 1.5 m True Width
NMDD025 4.29 m (3.26 m True) @ 1.56 g/t
1.97 m (1.50 m True) @ 2.12 g/t
NMDD025
NMDD026
NMDD041
Abandoned
(Bad ground)
NMDD028
NMDD030
NMDD003
NMDD004
Sele Sele Pit
NMDD028 : 9.22 m (6.74 m True) @ 2.45 g/t
3.30 m (2.41 m True) @ 4.46 g/t
NMDD030 : 1.68 m (0.98 m True) @ 4.03 g/t
1.92 m (1.50 m True) @ 3.37 g/t
NMDD003 : 12.40 m (6.74 m True) @ 4.39 g/t
7.65 m (4.16 m True) @ 6.66 g/t
NMDD004 : 19.70 m (4.39 m True) @ 3.27 g/t
8.10 m (1.81 m True) @ 5.56 g/t
NMDD036
NMDD038
NMDD036 : 10.70 m (8.30 m True) @ 2.29 g/t
3.91 m (3.03 m True) @ 2.76 g/t
NMDD038 : 7.84 m (5.05 m True) @ 1.77 g/t
3.55 m (2.29 m True) @ 2.57 g/t
NMDD022
NMDD023
NMDD022 : 8.45 m (5.54 m True) @ 2.45 g/t
3.95 m (2.59 m True) @ 4.00 g/t
NMDD023 : 34.51 m (14.58m True) @ 5.75 g/t
20.32 m (8.58 m True) @ 8.67 g/t
NMDD036 : 10.70 m (8.30 m True) @ 2.29 g/t
3.91 m (3.03 m True) @ 2.76 g/t
NMDD038 : 7.84 m (5.05 m True) @ 1.77 g/t
2.55 m (2.29 m True) @ 2.57 g/t
Reef 2
NMDD029
NMDD029 : 11.95 m (7.68 m True) @ 0.94 g/t
(Below Cut-off)
LEGEND
Diamond Drillhole Collars
Sele Sele Reef
Artisanal Pit Outline
552200
552290
552380
552470
552560

Itali Prospect

The Itali prospect is located at the eastern end of the Imva Fold structure, 40 kilometres to the north-west of Yindi and 10 kilometres south of Makapela. Lithologies comprise an interbedded sequence of BIF, basaltic volcanics and metasedimentary schist. Post-deformation, dioritic intrusives occur within and on the flanks of the fold. Extensive strike-parallel faults have been interpreted from aeromagnetic data, and are possibly thrusts that formed during the NNW-SSE compression and folding event. Five drill holes have been completed at Itali. The first hole was drilled to test a trench intersection of 42.50 metres at 2.11g/t. The drill hole was 161.85 metres in length and inclined at -50 degrees to the south, and was drilled parallel to and immediately below the trench.

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

Intersections in the subsequent holes, drilled to test the mineralized zone down dip and along strike, include: 21.20 metres @ 0.68 g/t Au (Hole 2), 10.15 metres @ 1.07 g/t Au (Hole 3), 14.70 metres @ 1.68 g/t Au and 3.95 metres @ 19.5 g/t Au (Hole 4). Ground geophysics and further ground geophysics and drilling will be required to determine the strike potential, and to identify the higher-grade parts of the mineralized package.

Mondarabe Prospect

Soil sampling and rock chip sampling at Mondarabe delineated two anomalous areas: one to the north in the vicinity of the Mondarabe artisanal workings, where +100 ppb values (maximum of 2,350 ppb Au) occur over a strike length of 960 metres; and one in the southern part of the grid, on a hill associated with folded BIF. Five diamond drill holes have been completed on the northern anomaly where gold mineralization is associated mainly with foliation-parallel quartz veins and veinlets within a series of metapelites, intruded by sills of dolerite and minor quartz porphyry. Shearing has preferentially affected the dolerite, and hydrothermal fluids have mineralized the shear zones to varying degrees. The most significant mineralized intersections included 10.46 metres grading 2.01 g/t Au, 2.14 metres grading 31.1 g/t Au and 0.66 metres grading 148 g/t Au.

Two drill holes were completed on the southern soil anomaly area which is associated with folded BIF. Both holes intersected significant widths of BIF with individual units of up to 96 metres, interbedded with sericite schist. The BIF is locally quartz-veined and pyritized, the sulphide occurring as disseminated crystals, massive bands and patches. Despite the fairly widespread hydrothermal alteration, the mineralized zones intersected were relatively narrow, the best intersections in holes 6 and 7 being 3.23 metres grading 3.78 g/t Au and 1.23 metres grading 9.46 g/t Au respectively. Additional ground geophysics (I.P. surveys) and drilling is required to fully assess this prospect.

Nagasa Prospect

The Nagasa prospect is located on the southern limb of the Imva Fold, and is underlain by schists containing several BIF horizons which strike east-west and dip steeply to the north. Strike-parallel faults, probably thrusts, are interpreted from the aeromagnetic data. A prominent BLEG anomaly is found at Nagasa.

The area is characterized by a relatively complex regolith cover, comprising a colluvial layer up to 3 metres thick containing abundant quartz clasts, overlain by a fine grained silty clay layer, interpreted to be palaeo-alluvium. The matrix of the colluvium is auriferous and is extensively pitted by artisanal miners, soil anomalies occurring where the colluvial material has been brought to surface. A +100 ppb soil anomaly with a strike of 3.5 kilometres is present in the eastern half of the grid, with values of up to 4,070 ppb Au. A second soil anomaly with a strike of about 1 kilometre occurs in the west.

Due to the overburden (regolith) covering much of Nagasa, it was decided to undertake geophysical IP ground surveys with the objective of detecting mineralized units below the regolith cover. IP surveys were conducted over an initial 2 kilometre x 2 kilometre block at Nagasa, and three well-defined anomalies were delineated. Additional IP surveys were subsequently carried out to the east and west to determine the strike potential of the anomalies. The southernmost Anomaly (Anomaly 1) has a strike length of at least 6 kilometres, and is associated with zones of colluvial workings and with localized remnants of colonial mining activity. Pole-Dipole IP arrays were also undertaken to produce pseudo cross sections which indicated that the higher chargeability anomalies were located at depth.

Two diamond drill holes, with a strike separation of 2,800 metres, were drilled to test Anomaly 1. IP Anomaly 2 was defined over a 2.9 kilometre strike and is located 500 metres north of, and parallel to Anomaly 1. Two wide spaced holes, 500 metres apart, were drilled into Anomaly 2. Again the higher chargeability anomalies from the Pole-Dipole sections appeared to be more prominent at depth and did not come to surface. One core hole was also drilled into the 5 delineated 1.6 kilometre IP Anomaly 3 which is located about 1 kilometre north of Anomaly 2, and occurs on a topographic high associated with the main BIF unit. Four other shallower diamond drill holes have also been completed by the Company at Nagasa. No significant mineralized zones were drilled at IP Anomaly 2 and Anomaly 3 although broad zones of hydrothermal alteration were intersected while at Anomaly 1, the most significant intersections were 3.72 metres grading 3.17 g/t Au, 2.00 metres grading 2.22 g/t Au and 0.41 metres grading 27.4 g/t Au. Further closer spaced drilling is required to delineate discrete mineralization within the broad hydrothermally altered zones at Nagasa.

Matete and Anguluku Prospects

Ground geophysical IP surveys were undertaken during 2013 at the Matete and Anguluku prospects where the surface expression of mineralization may be masked by the presence of transported overburden. Both prospects were initially identified as high priority BLEG targets and the airborne magnetic data indicated structurally favourable (folded and faulted) BIF. At both Matete and Anguluku, gradient array and pole-dipole IP surveys delineated a number of IP anomalies that require follow up core drilling.

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

Metallurgical Testing

Initial bottle roll metallurgical testwork for the Makapela prospect were undertaken in 2012 in order to obtain preliminary indications of gold recovery from the mineralized zones. Bottle roll is a preliminary metallurgical test to determine how much and how easily gold may be liberated from an ore using cyanide. Samples from Reef 1, Reef 2 and Sele Sele were selected for bottle roll tests at SGS in Mwanza. For Reef 1, ten core samples from two boreholes with grades from 2.50 g/t to 59.03 g/t Au (average grade 19.6 g/t Au) were used for the testwork and for Vein 2, 15 core samples from two boreholes with grades from 1.29 g/t to 76.33 g/t Au (average grade 15.24 g/t) were utilised. From the Sele Sele area, 14 core samples from one borehole grading 2.54 g/t to 18.17 g/t Au (average grade 7.30 g/t Au) were used.

For the bottle roll testwork, each core sample was crushed down to minus 2mm and pulverized down to 90% passing 75microns. Triplicate samples were analysed by fire assay to determine the average head grade of each sample. A 1.5 kg pulverised sample was then bottle rolled for 24 hours in a diluted cyanide solution to extract the gold. Gold analyses were then undertaken on the total gold in cyanide solution and the grade in the sample tails to arrive at the amount of gold extracted by the cyanide solution and the gold remaining in the leached tails. The results are summarised in Table 6 below.

Table 6: Bottle Roll Metallurgical Testwork Results

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

Additional metallurgical testwork was initiated in 2013 but were not completed.

Mineral Resource Estimates

In April 2013, the Company announced increases and upgrades of mineral resources at the Makapela prospect compared to the maiden mineral resources announced by the Company in May 2012. The updated mineral resources incorporated an additional 13 core holes from the initial, inferred-only maiden resource.

Tables 7 and 8 below summarise the current indicated and inferred mineral resources at Makapela using various cut-off grades including a base case economic cut-off grade of 2.75 g/t Au that used a US$1,500/ounce gold price and appropriate cost parameter assumptions and metallurgical recoveries. Core drilling began at Makapela in October 2010 and has focused on a quartz vein system within a sequence of basalts, thin units of banded iron formation and dolerite sills of Archaean age. A total of 71 core holes totalling 21,635 metres (including deflections) have been used to estimate these indicated and inferred mineral resources at Makapela. Drilling has been focused on three main veins: Reef 1, Reef 2, and Sele Sele that occur over a total strike length of 2.2 kilometres. Core drilling was undertaken on an approximate grid pattern of 80 by 80 metres down to a vertical depth of 240 metres and then on a 160 by 80 metre grid pattern down to a maximum depth of 480 metres.

Table 7: Makapela Indicated Mineral Resources (with an effective date of April 9, 2013)

Cut-off Grade (g/t Au)		Average Grade (g/t Au)	Tonnes (Mt)	Gold Content (Ounces)
1.00		7.45	2.683	643,000
2.00		8.14	2.407	629,700
2.75	*	8.66	2.205	614,200
3.00		8.87	2.130	607,200
4.00		9.97	1.764	565,500

Minimum mining true thickness of 1.5 metres. *Cut-off grade estimated using a US$1,500/ounce gold price with appropriate cost parameter assumptions for mining and other economic factors.

Table 8: Makapela Inferred Mineral Resources (with an effective date of April 9, 2013)

Cut-off Grade (g/t Au)		Average Grade (g/t Au)	Tonnes (Mt)	Gold Content (Ounces)
1.00		3.49	6.944	779,800
2.00		4.29	4.900	675,900
2.75	*	5.30	3.223	549,600
3.00		5.69	2.781	508,700
4.00		7.26	1.640	382,600

Minimum mining true thickness of 1.5 metres. *Cut-off grade estimated using a US$1,500/ounce gold price with appropriate cost parameter assumptions for mining and other economic factors.

In terms of material type, approximately 9% of the total mineral resources are in oxides, 6% in transitional and 85% in fresh rock.

These mineral resource estimates were prepared by independent consultants Venmyn Deloitte ("Venmyn"). The geology and drilling information was analysed, interpreted and estimated by Andrew Clay of Venmyn, who is a "qualified person" as such term is defined in National Instrument 43-101. Mr. Clay visited the site to review data collection procedures, geological interpretations and modelling, and estimation using geostatistical techniques. Venmyn also reviewed the geological and grade continuity to supplement the review of data quality in order to confer mineral resource classification categories to reflect the variable sample coverage. Venmyn is satisfied that all drilling, sampling, database and geological modelling protocols comply with the standards prescribed by National Instrument 43-101.

The following key assumptions, parameters and methodologies were used to estimate the mineral resources:

•	Datamine Studio 3™ software was the modelling package used for the determination of the mineral resources.
•	Gold grades were determined using ordinary kriging interpolation into a 3-dimensional block model constrained by mineralization wireframes developed from a 2g/t Au sample cut-off grade and a minimum horizontal width of 1.5 metres.
•	The mineralization models were constrained within the wireframe with primary block dimensions of 10 metres N-S (along strike), 5 metres E-W (cross strike direction) and 10 metres in the vertical direction.

•	Grade interpolation was effected separately for the individual mineralized zones and Datamine's dynamic anisotropy process was employed to control the orientation and axes of the search volumes.
•	The down dip extrapolations were restricted to three times the variogram range from the last drillhole used in the interpolation and the model was trimmed off at a maximum depth of 500 metres from the surface for reporting purposes.
•	Portions of the resource have been re-classified from Inferred to Indicated based on increased geological confidence and grade continuity due to data quality and data density following infill drilling. Criteria for Indicated are sufficient samples within one variogram range to achieve valid local estimates, in respect of positive kriging efficiency.

Drill cores for assaying were taken at a maximum of one metre intervals and were cut with a diamond saw with one-half of the core placed in sealed bags by Company geologists and sent to the SGS Laboratory (which is independent of the Company) in Mwanza, Tanzania. The core samples were then crushed down to minus 2 mm, and split with one half of the sample pulverized down to 90% passing 75 microns. Gold analyses were carried out on 50g aliquots by fire assay. In addition, checks assays were also carried out by the screen fire assay method to verify high grade sample assays obtained by fire assay. Internationally recognized standards and blanks were inserted as part of the Company's internal QA/QC analytical procedures.

A total of 2,614 core samples were taken to determine relative density measurements for the various reefs and oxide, transitional and fresh rock components.

Exploration Plans at Ngayu

The status of exploration, exploration potential and recommended programs are summarised for the various prospects at Ngayu as follows, subject to sufficient funding being available for the Company:

Prospect	Exploration Status	Exploration Potential	Next Steps
Makapela	Indicated and inferred mineral resources summarized in the tables above.

Main Zones: Considered unlikely that all the mineralized bodies are outcropping, and good potential for locating blind mineralized shoots along well-defined structures with an aggregate strike of >5 kilometres.

Other: Possible mineralization associated with a quartz-porphyry intrusion overlain by transported overburden.

Main Zones:

1. IP (pole dipole) testwork over known mineralization, followed by systematic pole-dipole lines along strike.

2. Drill testing of anomalies.

3. Completion of preliminary economic assessment.

Other: IP to locate possible mineralized parts of the quartz-porphyry, followed by auger drilling and diamond drilling

Yindi	Outline drilling on main soil anomaly (18 holes) demonstrates potential for delineation of a mineral resource.

Drilled zone is open-ended to SE.

Two adjacent IP anomalies not drill tested.

Kputuka adit (10.30 metres @ 4.12 g/t Au) not drill tested.

Possibility of disseminated & stockwork mineralization in La Grace area.

Additional drilling on main zone for inferred resources and to close off in SE. Drill test IP targets and Kputuka adit. IP surveys in La Grace area.

Prospect	Exploration Status	Exploration Potential	Next Steps
Nagasa	Preliminary drilling of IP anomalies (9 holes). Intersections include: 3.72 metres @ 3.17 g/t Au 0.76 metres @ 9.03 g/t Au 0.41 metres @ 27.40 g/t Au	The Anomaly 1 structure has an open-ended strike of >6 kilometres, with gold mineralization indicated by rock chip sampling, widespread auriferous colluvium, and drilling. Only three widely-spaced lines drilled; all have strong hydrothermal alteration, and two have Au mineralization.	Systematic pole-dipole IP to define the more highly altered sections of the 6 kilometre zone (possible use of 3D IP). Wider-spaced IP to test strike extensions. Outline drilling of IP anomalies.
Mondarabe	Preliminary drilling of 2 soil anomalies (7 holes). Intersections include: 10.46 metres @ 2.01 g/t Au 3.52 metres @ 3.54 g/t Au 2.14 metres @ 31.15 g/t Au

1. Northern anomaly: two zones of workings with a combined strike of 1.6 kilometres, only one of which has been drilled on two lines. Possible strike extensions under transported cover.

2. Southern anomaly: underlain by S-fold in BIF. Two southerly limbs of the fold covered by colluvium and not yet drill tested.

Additional drilling on the northern anomaly. IP to test for strike extensions under cover. Drilling on the southern part of the S-folded BIF.
Itali

Preliminary drilling over a strike of 480 metres (5 holes on 3 lines). Intersections include:

38.82 metres @ 2.66 g/t Au

21.20 metres @ 0.68 g/t Au

14.70 metres @ 1.68 g/t Au

3.95 metres @ 19.50 g/t Au

		Mineralization open-ended to E, with 340 metres of potential strike before Kilogold boundary. Also possibly open-ended to W, under transported cover	IP to cover potential strike extensions. Additional drilling to test strike extensions and establish orientation and extension of plunging shoots
Matete	Soil geochemistry, rock chip sampling, augering, trenching in N and E. IP over lithostructurally favourable areas with transported overburden in SW.	7 drill targets proposed by Newmont based on IP anomalies. Extensive alluvial mining in E with source not yet located.	Prioritise and drill test IP anomalies in SW Additional IP in E.
Anguluku	Detailed stream sediment sampling. Soil geochemistry, rock chip sampling, augering, trenching (but problems with transported overburden). IP in geochemically anomalous areas.

Strong stream sediment anomalies associated with NW structure.

Disseminated mineralization sampled within schists (e.g.

trench with 5 metres @ 5.5 g/t Au). Well-defined IP chargeability anomalies associated with E-W structures and anomalous rock-chips.

Drill test IP anomalies.

North Kivu Project

Loncor owns or controls a contiguous block of 51 exploration permits (or "PRs") covering an area of 13,251 square kilometers to the northwest of Lake Edward in the North Kivu province in the DRC. The areas covered by these PRs are located between the two major gold belt terrains of the DRC: the Twangiza-Namoya gold belt, owned by Banro Corporation, and the Kilo-Moto gold belt, previously controlled by Moto Gold and now owned by Randgold and Anglogold Ashanti. In addition to gold, there are a number of alluvial platinum occurrences in the project area, including the type locality for the platinum selenide mineral luberoite near Lubero. To date, no primary source has been found for the alluvial platinum occurrences. Due to the security situation, all but two of the North Kivu PRs are currently under force majeure.

Historical data was compiled from the colonial period of alluvial gold mining and exploration which outlined ten gold prospects for follow-up, the most prospective being the Manguredjipa prospect where 300,000 ounces of alluvial gold was reportedly mined during the colonial period up to 1960. Other gold prospects warranting follow up included Lutunguru, Lubero, Makwasu, Lutela, Bilolo, Manzia, Mohanga and Ludjulu.

The Company’s most explored gold prospect area within the North Kivu project area has been Manguredjipa.

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

Property Description and Location

The Manguredjipa area is located in the North Kivu Province of the DRC, approximately 80 kilometres northwest of Lake Edward, as shown in Figure 1. Manguredjipa forms part of Loncor’s extensive North Kivu project area. The project was delineated from Loncor’s program of historical records commissioned in 2008 as one of the primary targets to pursue and conduct further studies on. The project consists of four PRs 1380, 1381, 1718 and 1719, two of which (1380 and 1381) are owned by Loncor through its wholly-owned DRC subsidiary, while the other two are under option. The project was delineated into three prospective targets, namely Durba, Manguredjipa West and Muhanga.

Manguredjipa is situated approximately 60 kilometres (95 kilometres by road) northwest of Butembo and approximately 80 kilometres west of Beni and 395 kilometres west of Kisangani. Manguredjipa is situated approximately 220 kilometres northwest of Goma and 275 kilometres northwest of Kigali in Rwanda. The Manguredjipa area is regionally served by primitive infrastructure and serviced by a gravel road from Butembo.

According to DRC law, the surface rights and the mineral rights pertaining to one property are not separated. Loncor therefore owns or has option rights to the licences to both the surface and mineral rights to the Manguredjipa project.

In order to maintain a PR in good standing the title holder is required to make annual surface fee and surface tax payments to the State Treasury and the Provincial Tax authorities, respectively. All surface fees and provincial taxes for the Manguredjipa project have been paid and the permits are currently in good standing except for the PRs under force majeure where no fees or taxes are payable during the force majeure period.

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

Access to the project area is primarily by gravel road from Butembo. In the past, the area can be reached by light aircraft due to the existence of an airstrip near the old Manguredjipa camp. Other usable airstrips are situated in Butembo, Lubero and Beni. An 800 metre unused airstrip is located at Etaetu approximately 58 kilometres west of Manguredjipa but this airstrip is now covered by vegetation. The main road north from Goma to Beni also provides access to the towns of Lubero and Butembo. Existing infrastructure is best developed and therefore concentrated along the main road between Goma in the south and Beni in the north.

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

In relation to the existing infrastructure of the North Kivu Province, the Manguredjipa project is well placed. The mode of transport for the general population is mainly trucks and buses on the road to Butembo, which has deteriorated since exploration began in 2008, but is constantly maintained by Loncor for ease of passage. The project’s exploration team utilises mainly utility vehicles and, where there are no roads, travel is by foot. In some cases a helicopter has be utilised to gain access to remote areas.

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

Historical Exploration

During the colonial period up until 1960, the Belgians sampled rivers and tributaries using sluices for gold and diamonds, recording their findings onto detailed plans held at the Tervuren Museum in Brussels. The North Kivu area was historically a significant producer of alluvial gold and platinum. Exploration and mining took place from 1923 to 1960 when low gold prices and civil unrest caused the cessation of activities.

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

Historic exploration and production on the Manguredjipa project area was from the Lenda drainage which was explored and exploited for alluvial gold from 1925 to 1960. The term “Division Lenda” in various reports, has been noted as referring to the entire goldfield including Manguredjipa, Motokolea, Mabea, Makwasu, Eohe and Biaboy

Geology and Mineralisation

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

Loncor Exploration (2008 to 2012)

Exploration by Loncor commenced in 2008 with the interpretation of airborne magnetic and radiometric surveys which were flown over a portion of the Loncor owned PRs by New Resolution Geophysics (NRG) in July and August 2007. The area covered by the survey is located 390 kilometres east of Kisangani and 230 kilometres north of Goma. The Manguredjipa licence area covers almost the entire southern half of the geophysical survey area. The combined geophysical survey identified 14 potential exploration targets.

In addition, historical data during colonial times was evaluated from the Tervuren Museum in Brussels from which a number of priority gold targets were outlined including Lutunguru, Lubero, Makwasu, Lutela, Bilolo, Manzia, Muhanga and Ludjulu.

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

Since August 2009, Loncor has embarked on a geochemical stream sediment, soil and rock sampling programs based on the combined results from the geophysical interpretation and the stream sediment grade distribution models. A one kilometre by two kilometre grid was designed initially for a target area, near the Durba adit, north of the base camp at Manguredjipa.

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

2012 Exploration Activities at Manguredjipa

Exploration continued in the Manguredjipa area until early June 2012, when activities were suspended to conserve funds for the priority Ngayu project. Field work focused mainly on the Muhanga prospect. In order to better assess continuity of the mineralization, a channel sampling program at the Muhanga was completed in the first quarter of 2012. A total of 780 metres were sampled by means of a mechanical rock cutter, in two phases: (a) channels orientated N-S, i.e. normal to the lithological strike and long-axis of the rock chip anomaly, and (b) channels orientated E-W, normal to the dominant quartz vein direction. The rock sample results indicated that the mineralization is patchy and the potential to generate a significant mineral resource was low and did not warrant follow up drilling.

2013 Exploration Activities at Manguredjipa

No exploration was undertaken on the North Kivu project due to the force majeure situation on most of the PRs and in order to focus exploration and funds on the priority Ngayu project.

Exploration Plans for the North Kivu Project

Exploration on the North Kivu project will be dependent on the lifting of force majeure on the priority PRs so that groundwork can commence and on sufficient funding being available for exploration. The priority area would be Lutunguru prospect where extensive gold artisanal activity including hardrock mining is currently being undertaken.

Qualified Person

Peter N. Cowley, the Company’s President and Chief Executive Officer and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed has reviewed and approved the technical information in this Form 20-F relating to the Company’s mineral projects.

Item 4A.  Unresolved Staff Comments

Not applicable.

Item 5.  Operating and Financial Review and Prospects

See the management's discussion and analysis of the Company for the year ended December 31, 2013 incorporated by reference into this Form 20-F as Exhibit 15.1.

A.  Operating Results

See the management's discussion and analysis of the Company for the year ended December 31, 2013 incorporated by reference into this Form 20-F as Exhibit 15.1.

B.  Liquidity and Capital Resources.

See the management's discussion and analysis of the Company for the year ended December 31, 2013 incorporated by reference into this Form 20-F as Exhibit 15.1.

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

F.  Tabular Disclosure of Contractual Obligations

The following information is as of December 31, 2013 and in United States dollars:

Payments due by period
		Less			More
Contractual		than	1-3	3-5	than
Obligations	Total	1 year	years	years	5 years
Long-term debt	-	-	-	-	-
Capital (finance) lease obligations	-	-	-	-	-
Operating lease obligations	$126,018	$75,611	$50,407	-	-
Purchase obligations	-	-	-	-	-
Other long-term liabilities	-	-	-	-	-
Total	$126,018	$75,611	$50,407	-	-

G.  Safe Harbor

Not applicable.

Item 6.  Directors, Senior Management and Employees

A.  Directors and Senior Management

The directors and officers of the Company, their ages and term of continuous service are as follows:

Name	Age	Current Position(s) with the Company	Served as a Director and/or Officer Since
Peter N. Cowley	66	President, Chief Executive Officer and a director	October 26, 2009 (director) November 1, 2009 (officer)
Howard Fall	58	Exploration Manager	May 1, 2010
Arnold T. Kondrat	61	Executive Vice President and a director	August 24, 1993 (director) August 24, 1993 (officer)
Donat K. Madilo	52	Chief Financial Officer	May 1998
Naomi Nemeth	53	Vice President, Investor Relations	September 1, 2012
Geoffrey G. Farr	47	General Counsel and Corporate Secretary	November 28, 2008
Maurice J. Colson (1) (2)	71	Director	March 31, 2011
Richard J. Lachcik (1) (2)	56	Director	June 29, 1998
William R. Wilson (1) (2)	71	Director	July 15, 1997

(1)	Member of the audit committee of the board of directors of the Company.

(2)	Member of the compensation committee of the board of directors of the Company.

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

Howard Fall - Dr. Fall is a professional geologist with more than 30 years of experience in various countries in Africa. Previous to his role with Loncor, he served as Exploration Manager for Banro, AngloGold Ashanti and Gencor. Dr. Fall also led the exploration team which discovered the Ahafo and Akym gold deposits in Ghana, West Africa. He has a Ph.D. from Sheffield University in the UK.

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

Donat K. Madilo – Mr. Madilo has over 24 years of experience in accounting, administration and finance in the DRC and North America. He is Chief Financial Officer of each of Banro and Gentor Resources Inc. and Treasurer of Delrand Resources Limited. Mr. Madilo’s previous experience includes director of finance of Coocec-ceaz (a credit union chain in the DRC) and senior advisor at Conseil Permanent de la Comptabilité au Congo, the accounting regulation board in the DRC. He holds a Bachelor of Commerce (Honours) degree from Institut Supérieur de Commerce de Kinshasa, a B.Sc. (Licence) in Applied Economics from University of Kinshasa and a Masters of Science in Accounting (Honours) from Roosevelt University in Chicago.

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

Maurice J. Colson – Mr. Colson has worked in the investment industry for more than 36 years and was for many years managing director for a major Canadian investment dealer in the United Kingdom. He is actively involved in providing strategic counsel and assistance with financing to emerging private and public companies in Canada and to Canadian companies operating in China, Africa and South America. He is a director, and a member of the audit committee, of several Toronto Stock Exchange and TSX Venture Exchange listed companies, and is the former President and Chief Executive Officer of the TSX Venture-listed company, Lithium One Resources. Mr. Colson holds a Masters of Business Administration degree from McGill University in Montreal.

Richard J. Lachcik - Mr. Lachcik is a partner of the law firm Norton Rose Fulbright Canada llp, which acts as counsel to the Company. He has been practising corporate and securities law in Toronto, Canada for over 29 years. Mr. Lachcik has extensive experience in representing public companies and has also acted for a number of investment dealers. He has been an officer and director of a number of Canadian public resource companies.

William R. Wilson – Mr. Wilson is Director, Executive Vice President and Chief Financial Officer of ARNEVUT Resources, Inc., a private precious metals exploration company based in Colorado with properties in Nevada and Utah. He has created and managed 11 mining companies over 25 years with properties in the U.S., Canada, Russia, the DRC and Ukraine. Mr. Wilson is a member of the Mining and Metallurgical Society of America, the Canadian Institute of Mining and the Society of Mining, Metallurgy and Exploration. He has a degree in Metallurgical Engineering from the Colorado School of Mines and a Masters of Business Administration degree from the University of Southern California. Mr. Wilson has been involved in the mining industry for 35 years. He has been a director and senior officer of a number of public companies in both Canada and the United States, and has been a member of the audit committee of several of these companies.

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
Hornby Bay Mineral Exploration Ltd.
Alexis Minerals Corporation
Stetson Oil & Gas Ltd.
China Goldcorp Ltd.
Delrand Resources Limited
Sagittarius Capital Corporation
Sagres Energy Inc.

Name of Director	Names of Other Issuers

Peter N. Cowley	Banro Corporation
Amara Mining plc
Cluff Natural Resources plc

Arnold T. Kondrat	Banro Corporation
Delrand Resources Limited
Gentor Resources Inc.

Richard J. Lachcik	Banro Corporation
Cerro Grande Mining Corporation

William R. Wilson	Delrand Resources Limited

Other than the board of directors, the Company does not have an administrative, supervisory or management body.

B.  Compensation

Executive Officers

Summary Compensation Table

The following table sets forth certain information with respect to compensation paid to the executive officers of the Company for the financial year ended December 31, 2013.

Name and Principal Position	Year	Salary (1) (US$)	Share-based awards (US$)	Option-based awards (2) (US$)	Non-equity incentive plan compensation - Annual Incentive Plan (US$)	All other Compensation (US$)		Total Compensation (US$)
Peter N. Cowley (1) Chief Executive Officer and President	2013	$346,797	N/A	N/A	Nil	$36,390	(3)	$383,187
Donat K. Madilo Chief Financial Officer	2013	$97,110	N/A	N/A	Nil	$8,093	(4)	$105,203
Arnold T. Kondrat Executive Vice President	2013	$128,185	N/A	N/A	Nil	$10,682	(4)	$138,867
Howard Fall Exploration Manager	2013	$176,400	N/A	N/A	Nil	$22,856	(5)	$199,256
Geoffrey G. Farr General Counsel and Corporate Secretary	2013	$99,776	N/A	N/A	Nil	$8,315	(4)	$108,091

(1)	The salary for Mr. Cowley is paid in United Kingdom pounds. The U.S. dollar amount set out in the above table for the salary of Mr. Cowley was calculated using an average exchange rate for 2013 of US$1.00 = £0.6344. The salaries for Messrs. Madilo and Kondrat are paid in Canadian dollars. The U.S. dollar amounts set out in the above table for the salaries of Messrs. Madilo and Kondrat were calculated using an average exchange rate for 2013 of Cdn$1.00 = US$0.9711.

(2)	No stock options were granted by the Company in 2013.

(3)	This amount represents life and medical insurance premiums paid by the Company and the accrued “Retention Allowance” (as such term is defined below). The breakdown of such items is as follows: life and medical insurance premiums: $7,161; Retention Allowance: $29,229

(4)	These amounts represent the accrued Retention Allowance.

(5)	This amount represents life and medical insurance premiums paid by the Company and the accrued Retention Allowance. The breakdown of such items is as follows: life and medical insurance premiums: $8,156; Retention Allowance: $14,700.

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

Incentive Plan Awards

The following table provides details regarding outstanding option and share-based awards held by the executive officers of the Company as at December 31, 2013:

Outstanding share-based awards and option-based awards

	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (2) ($)	Option expiration date	Aggregate value of unexercised in-the-money options (3) (US$)	Number of shares or units that have not vested (#)	Market or payout value of share based awards that have not vested (US$)
Peter N. Cowley	Dec. 12, 2012	250,000	Cdn$1.05 (US$0.99)	Dec. 12, 2017	Nil	N/A	N/A
	Jan. 28, 2011	150,000	Cdn$2.69 (US$2.53)	Jan. 28, 2016	Nil
	Oct. 26, 2009	750,000	Cdn$1.00 (US$0.94)	Oct. 26, 2014	Nil
Donat K. Madilo	Dec. 12, 2012	100,000	Cdn$1.05 (US$0.99)	Dec. 12, 2017	Nil	N/A	N/A
	Jan. 28, 2011	50,000	Cdn$2.69 (US$2.53)	Jan. 28, 2016	Nil
	Mar. 11, 2010	50,000	Cdn$1.25 (US$1.18)	Mar. 11, 2015	Nil
	Sept. 30, 2009	100,000	Cdn$1.20 (US$1.13)	Sept. 30, 2014	Nil

Outstanding share-based awards and option-based awards

	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (2) ($)	Option expiration date	Aggregate value of unexercised in-the-money options (3) (US$)	Number of shares or units that have not vested (#)	Market or payout value of share- based awards that have not vested (US$)
Arnold T. Kondrat	Dec. 12, 2012	250,000	Cdn$1.05 (US$0.99)	Dec. 12, 2017	Nil	N/A	N/A
	Jan. 28, 2011	150,000	Cdn$2.69 (US$2.53)	Jan. 28, 2016	Nil
	Sept. 30, 2009	300,000	Cdn$1.20 (US$1.13)	Sept. 30, 2014	Nil
Howard Fall	Dec. 12, 2012	125,000	Cdn$1.05 (US$0.99)	Dec. 12, 2017	Nil	N/A	N/A
	Jan. 28, 2011	60,000	Cdn$2.69 (US$2.53)	Jan. 28, 2016	Nil
	Mar. 11, 2010	120,000	Cdn$1.25 (US$1.18)	Mar. 11, 2015	Nil
	Sept. 30, 2009	25,000	Cdn$1.20 (US$1.13)	Sept. 30, 2014	Nil
Geoffrey G. Farr	Dec. 12, 2012	100,000	Cdn$1.05 (US$0.99)	Dec. 12, 2017	Nil	N/A	N/A
	Jan. 11, 2011	100,000	Cdn$2.45 (US$2.30)	Jan. 11, 2016	Nil
	Mar. 11, 2010	50,000	Cdn$1.25 (US$1.18)	Mar. 11, 2015	Nil
	Sept. 30, 2009	50,000	Cdn$1.20 (US$1.13)	Sept. 30, 2014	Nil

(1)	1/4 of the stock options granted to each optionee vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.

(2)	The exercise price of each of the stock options held by the officers is in Canadian dollars. The U.S. dollar figures set out in this column of the table were calculated using the noon exchange rate on December 31, 2013 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.9402.

(3)	This is based on (a) the last closing sale price per share of the Company’s common shares as at December 31, 2013 of Cdn$0.12 as reported by the Toronto Stock Exchange, and (b) converting that price into a price of US$0.11 using the noon exchange rate on December 31, 2013 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.9402.

The following table provides details regarding outstanding option-based awards, share-based awards and non-equity incentive plan compensation held by the executive officers of the Company, which vested and/or were earned during the year ended December 31, 2013:

Incentive plan awards - value vested or earned during the year

Name	Option-based awards - Value vested during the year (1) (US$)	Share-based awards - Value vested during the year (US$)	Non-equity incentive plan compensation – Value earned during the year (US$)
Peter N. Cowley	Nil	N/A	N/A
Donat K. Madilo	Nil	N/A	N/A
Arnold T. Kondrat	Nil	N/A	N/A

Incentive plan awards - value vested or earned during the year

Name	Option-based awards - Value vested during the year (1) (US$)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Howard Fall	Nil	N/A	N/A
Geoffrey G. Farr	Nil	N/A	N/A

(1)	Identifies the aggregate dollar value that would have been realized by the officer if the officer had exercised all options exercisable under the option-based award on the vesting date(s) thereof.

Non-Executive Directors

The directors of the Company were not paid any fees by the Company during the financial year ended December 31, 2013 for their services in their capacity as directors, other than as set out in the table below under "Director Summary Compensation Table". The Company's directors are entitled to receive stock option grants under the Company's Stock Option Plan, as recommended by the Compensation Committee and determined by the board of directors of the Company (the "Board"). The exercise price of such stock options is determined by the Board, but shall in no event be less than the last closing price of the Company’s common shares on the Toronto Stock Exchange prior to the date the stock options are granted.

During the financial year ended December 31, 2013, the Company incurred legal expenses (and related costs) of Cdn$34,045.39 (or US$33,058.07 based on an average exchange rate for 2013 of Cdn$1.00 = US$0.9711) to Norton Rose Fulbright Canada llp (which acts as legal counsel to the Company). Richard J. Lachcik, a director of the Company, is a partner of Norton Rose Fulbright Canada llp.

All directors receive reimbursement for reasonable out-of-pocket expenses related to their attendance at meetings or other expenses incurred for Company purposes.

Director Summary Compensation Table

The following compensation table sets out the compensation paid to each of the Company's directors in the year ended December 31, 2013, other than Messrs. Cowley and Kondrat. See "Executive Officers - Summary Compensation Table" above for a details regarding the compensation paid to Messrs. Cowley and Kondrat in respect of services rendered during 2013.

Name	Fees earned (US$)	Share-based awards (US$)	Option-based awards (2) (US$)	Non-equity incentive plan compensation (US$)	All other Compensation (US$)	Total (US$)
Kevin R. Baker(1)	$14,974	N/A	N/A	N/A	Nil	$14,974
Maurice J. Colson	$14,974	N/A	N/A	N/A	Nil	$14,974
Richard J. Lachcik	$14,974	N/A	N/A	N/A	Nil (3)	$14,974
Simon F.W. Village (4)	Nil	N/A	N/A	N/A	$19,422 (5)	$19,422
William R. Wilson	$22,294	N/A	N/A	N/A	Nil	$22,294

(1)	Mr. Baker resigned as a director of the Company in March 2014.

(2)	No stock options were granted by the Company in 2013.

(3)	See the disclosure above under "Non-Executive Directors" with respect to the legal expenses (and related costs) incurred by the Company to Norton Rose Fulbright Canada llp in 2013.

(4)	Mr. Village resigned as a director of the Company on March 2013.

(5)	This amount represents consulting fees, which were paid in Canadian dollars. The U.S. dollar amount set out in the above table for such amount was calculated using an average exchange rate for 2013 of Cdn$1.00 = US$0.9711

Incentive Plan Awards

The following table provides details regarding the outstanding option and share based awards held as at December 31, 2013 by the directors of the Company other than Messrs. Cowley and Kondrat. See "Executive Officers - Incentive Plan Awards" above for details regarding the outstanding stock options held by Messrs. Cowley and Kondrat as at December 31, 2013.

Outstanding share-based awards and option-based awards

	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (2) ($)	Option expiration date	Aggregate value of unexercised in-the-money options (3) (US$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (US$)
Kevin R. Baker	Dec. 12, 2012	50,000	Cdn$1.05 (US$0.99)	Dec. 12, 2017	Nil	N/A	N/A
	Jan. 28, 2011	50,000	Cdn$2.69 (US$2.53)	Jan. 28, 2016	Nil
	Sept. 30, 2009	300,000	Cdn$1.20 (US$1.13)	Sept. 30, 2014	Nil
Maurice J. Colson	Dec. 12, 2012	50,000	Cdn$1.05 (US$0.99)	Dec. 12, 2017	Nil	N/A	N/A
	April 6, 2011	50,000	Cdn$2.69 (US$2.53)	April 6, 2016	Nil
	Sept. 30, 2009	100,000	Cdn$1.20 (US$1.13)	Sept. 30, 2014	Nil
Richard J. Lachcik	Dec. 12, 2012	50,000	Cdn$1.05 (US$0.99)	Dec. 12, 2017	Nil	N/A	N/A
	Jan. 28, 2011	50,000	Cdn$2.69 (US$2.53)	Jan. 28, 2016	Nil
	Sept. 30, 2009	50,000	Cdn$1.20 (US$1.13)	Sept. 30, 2014	Nil
William R. Wilson	Dec. 12, 2012	50,000	Cdn$1.05 (US$0.99)	Dec. 12, 2017	Nil	N/A	N/A
	Jan. 28, 2011	50,000	Cdn$2.69 (US$2.53)	Jan. 28, 2016	Nil
	Sept. 30, 2009	50,000	Cdn$1.20 (US$1.13)	Sept. 30, 2014	Nil

(1)	1/4 of the stock options granted to each optionee vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.

(2)	The exercise price of each of the stock options held by the directors is in Canadian dollars. The U.S. dollar figures set out in this column of the table were calculated using the noon exchange rate on December 31, 2013 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.9402.

(3)	This is based on (a) the last closing sale price per share of the Company’s common shares as at December 31, 2013 of Cdn$0.12 as reported by the Toronto Stock Exchange, and (b) converting that price into a price of US$0.11 using the noon exchange rate on December 31, 2013 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.9402.

The following table provides details regarding outstanding option-based awards, share-based awards and non-equity incentive plan compensation in respect of the directors of the Company other than Messrs. Cowley and Kondrat, which vested and/or were earned during the year ended December 31, 2013. See "Executive Officers - Incentive Plan Awards" above for details regarding the outstanding option-based awards, share-based awards and non-equity incentive plan compensation in respect of Messrs. Cowley and Kondrat, which vested and/or were earned during the year ended December 31, 2013.

Incentive plan awards - value vested or earned during the year

Name	Option-based awards - Value vested during the year (1) (US$)	Share-based awards - Value vested during the year (US$)	Non-equity incentive plan compensation – Value earned during the year (US$)
Kevin R. Baker	Nil	N/A	N/A
Maurice J. Colson	Nil	N/A	N/A
Richard J. Lachcik	Nil	N/A	N/A
William R. Wilson	Nil	N/A	N/A

(1)	Identifies the aggregate dollar value that would have been realized by the director if the director had exercised all options exercisable under the option-based award on the vesting date(s) thereof.

Other Information

The Company maintains directors' and officers' liability insurance for the benefit of directors and officers of the Company carrying coverage in the amount of Cdn$1,000,000 as an aggregate limit of liability in each policy year. The total annual premium payable by the Company for the policy is Cdn$19,500 and there is no deductible.

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

Employment Contracts with Executive Officers – Termination Benefits

There is no contract, agreement, plan or arrangement that provides for payments to an executive officer of the Company at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Corporation or a change in an executive officer's responsibilities, other than the Retention Allowance discussed above and other than as set out below. However, the board of directors of the Company (the "Board") may, in its sole discretion, accelerate the vesting of currently outstanding stock options granted under the Company’s Stock Option Plan in the event a take-over bid is made for the common shares of the Company, any change of control of the Company occurs or any other transaction involving the Company occurs (see "Executive Officers - Incentive Plan Awards" under Item 6.B. of this Form 20-F with respect to the stock options of the Company held by the executive officers of the Company; see also "Incentive Stock Option Plan" under Item 6.E. of this Form 20-F regarding the terms of the Company’s Stock Option Plan).

The Company and Mr. Cowley have entered into an employment contract (the "Cowley Agreement") which sets out the terms upon which Mr. Cowley performs the services of Chief Executive Officer and President of the Company. The term of the Cowley Agreement expired on November 1, 2012, but may be renewed for a further period by agreement between the Company and Mr. Cowley. The Cowley Agreement provides that: (a) in the event of a "change of control" (as such term is defined in the Cowley Agreement) of the Company, Mr. Cowley has the right to terminate the Cowley Agreement and is entitled to be paid by the Company an amount equal to two times his annual salary; and (b) if immediately prior to such termination Mr. Cowley holds stock options of the Company, Mr. Cowley shall, subject to any restrictions imposed by or resulting from any applicable law or stock exchange rule or policy, be entitled to exercise all such stock options (vested and unvested) at any time during the period of time commencing upon such termination and ending on the expiry date of such stock options. The Cowley Agreement also provides as follows: (i) upon the occurrence of the "constructive dismissal" (as such term is defined in the Cowley Agreement) of Mr. Cowley, Mr. Cowley has the right to terminate the Cowley Agreement; (ii) Mr. Cowley may also terminate the Cowley Agreement upon the breach by the Company of any of the covenants of the Cowley Agreement if any such breach is not rectified by the Company within 30 days after written notice of such breach has been given to the Company; and (iii) upon termination pursuant to items (i) or (ii), Mr. Cowley is entitled to be paid by the Company the salary that would otherwise have been payable to Mr. Cowley over the balance of the term of the Cowley Agreement had Mr. Cowley not terminated the Cowley Agreement.

Audit Committee

The Board has an audit committee (the "Audit Committee"), the members of which are Maurice J. Colson, Richard J. Lachcik and William R. Wilson.  Each of Mr. Colson and Mr. Wilson is independent within the meaning of Canadian National Instrument 52-110 - Audit Committees ("NI 52-110") and Section 803A of the NYSE MKT Company Guide.  Mr. Lachcik is not "independent" within the meaning of NI 52-110 or Section 803A of the NYSE MKT Company Guide, as he is a partner of Norton Rose Fulbright Canada llp which acts as legal counsel to the Company.  The Company is currently relying on the exemption in section 3.5 of NI 52-110 (Death, Disability or Resignation of Member).  At no time since the commencement of the Company's financial year ended December 31, 2013 was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.  Each member of the Audit Committee is "financially literate" within the meaning of NI 52-110.  The Audit Committee's charter is incorporated by reference into this Form 20-F as Exhibit 1.3.

Compensation Committee

The Board has a compensation committee, the members of which are Maurice J. Colson, Richard J. Lachcik and William R. Wilson.  See the discussion above under "Audit Committee" with respect to the independence or, as applicable, non-independence of the members of the compensation committee. The primary function of the compensation committee is to assist the Board in fulfilling its oversight responsibilities with respect to: (a) human resources policies; and (b) executive compensation. To carry out its oversight responsibilities, the compensation committee's duties include the following:

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

D.  Employees

The following sets out the number of employees which the Company and its subsidiaries had as at December 31, 2013, December 31, 2012 and December 31, 2011, providing a breakdown of these employees by location:

Location	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2011

Loncor office in Toronto, Canada	7	7	7

Loncor office in Beni, DRC	6	18	31

Loncor office in Kinshasa, DRC	4	6	5

Ngayu project	23	64	53

North Kivu project	-	-	11

Totals:	40	95	107

Neither the Company nor any of its subsidiaries has any unionized employees.

Neither the Company nor any of its subsidiaries employ a significant number of temporary employees.

E.  Share Ownership

The following table sets out the number of common shares of the Company held by the Company's directors and executive officers as of March 25, 2014 (including the percentage of the Company's outstanding common shares represented by such shares). See Item 6.B. of this Form 20-F for information regarding the stock options of the Company held by the Company's directors and executive officers.

Name	Number of Common Shares Owned	Percentage of Outstanding Common Shares
Maurice J. Colson	Nil	Nil
Peter N. Cowley	120,000	0.16%
Howard Fall	Nil	Nil
Geoffrey G. Farr	105,000	0.14%
Arnold T. Kondrat	10,300,818	14.03%
Richard J. Lachcik	11,666	0.02%
Donat K. Madilo	100,000	0.14%
Naomi Nemeth	Nil	Nil
William R. Wilson	3,333	0.01%

Incentive Stock Option Plan

The Company has a Stock Option Plan (the "Plan"), the principal purposes of which are: (A) to retain and attract qualified directors, officers, employees and consultants which the Company and its subsidiaries require; (B) to promote a proprietary interest in the Company and its subsidiaries; (C) to provide an incentive element in compensation; and (D) to promote the development of the Company and its subsidiaries. The following summarizes the terms of the Plan:

(a)	Stock options may be granted from time to time by the Board to such directors, officers, employees and consultants of the Company or a subsidiary of the Company, and in such numbers, as are determined by the Board at the time of the granting of the stock options.

(b)	The number of common shares of the Company reserved from time to time for issuance to optionees pursuant to stock options granted under the Plan shall not exceed 8,000,000 common shares (there are currently outstanding under the Plan 5,355,000 stock options entitling the holders to purchase an aggregate of 5,355,000 common shares of the Company (which is equal to 7.29% of the number of common shares of the Company which are currently outstanding), such that the number of new stock options currently available for future grants under the Plan is stock options to purchase an aggregate of 2,645,000 common shares of the Company (which is equal to 3.6% of the number of common shares of the Company which are currently outstanding).

(c)	The exercise price of each stock option shall be determined in the discretion of the Board at the time of the granting of the stock option, provided that the exercise price shall not be lower than the "Market Price". "Market Price" means the last closing price of the common shares of the Company on the Toronto Stock Exchange prior to the date the stock option is granted.

(d)	The total number of common shares of the Company issued to "insiders" (as such term is defined under the Ontario Securities Act) of the Company, within any one year period, under all "security based compensation arrangements" (within the meaning of the rules of the Toronto Stock Exchange) of the Company shall not exceed 10% of the total number of outstanding common shares of the Company.

(e)	The total number of common shares of the Company issuable to "insiders" (as such term is defined under the Ontario Securities Act) of the Company, at any time, under all "security based compensation arrangements" (within the meaning of the rules of the Toronto Stock Exchange) of the Company shall not exceed 10% of the total number of outstanding common shares of the Company.

(f)	All stock options shall be for a term determined in the discretion of the Board at the time of the granting of the stock options, provided that no stock option shall have a term exceeding five years and, unless the Board at any time makes a specific determination otherwise (but subject to the terms of the Plan), a stock option and all rights to purchase common shares of the Company pursuant thereto shall expire and terminate immediately upon the optionee who holds such stock option ceasing to be at least one of a director, officer or employee of or consultant to the Company or a subsidiary of the Company, as the case may be.

(g)	Unless otherwise determined by the Board at the time of the granting of the stock options, one-quarter of the stock options granted to an optionee vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.

(h)	Except in limited circumstances in the case of the death of an optionee, stock options shall not be assignable or transferable.

(i)	Disinterested shareholder approval is required prior to any reduction in the exercise price of a stock option if the optionee holding such stock option is an insider of the Company.

(j)	The Company may amend from time to time the terms and conditions of the Plan by resolution of the Board. Any amendments shall be subject to the prior consent of any applicable regulatory bodies, including the Toronto Stock Exchange (to the extent such consent is required).

(k)	The Board has full and final discretion to interpret the provisions of the Plan, and all decisions and interpretations made by the Board shall be binding and conclusive upon the Company and all optionees, subject to shareholder approval if required by the Toronto Stock Exchange.

(l)	The Plan does not provide for financial assistance by the Company to an optionee in connection with an option exercise.

The Board may, in its sole discretion, accelerate the vesting of currently outstanding stock options granted under the Plan in the event a take-over bid is made for the common shares of the Company, any change of control of the Company occurs or any other transaction involving the Company occurs.

A copy of the Plan is incorporated by reference into this Form 20-F as Exhibit 4.1.

Item 7.  Major Shareholders and Related Party Transactions

A.  Major Shareholders

To the knowledge of management of the Company, based on a review of publicly available filings, the following are the only persons or companies who beneficially own 5% or more of the outstanding common shares of the Company.

Name of Shareholder	Number of Common Shares Owned (1)	Percentage of Outstanding Common Shares
Newmont Canada FN Holdings ULC (2)	14,550,000	19.81%
Arnold T. Kondrat (3)	10,300,818	14.03%
Geologic Resource Partners LLC	6,474,562	8.82%
Kevin R. Baker (4)	6,164,331	8.39%
JPMorgan Chase & Co. (5)	5,111,081	6.96%
RBC Global Asset Management Inc. (6)	4,526,738	6.16%

(1)	The information in this column of the table is as at March 25, 2014, except with respect to the number of common shares held by Geologic Resource Partners LLC, JPMorgan Chase & Co. and RBC Global Asset Management Inc. which in each case is as at December 31, 2013.

(2)	See Item 4A. of this Form 20-F ("History and Development of the Company") which sets out the transactions pursuant to which Newmont Canada FN Holdings ULC acquired the common shares of the Company currently held by it as reflected in the above table.

(3)	Mr. Kondrat is Executive Vice President and a director of the Company. As at March 22, 2013, Mr. Kondrat held 10,208,418 (or 13.90%) of the outstanding common shares of the Company. As at March 23, 2012, Mr. Kondrat held 9,446,018 (or 15.92%) of the outstanding common shares of the Company.

(4)	Mr. Baker was a director of the Company until his resignation in March 2014. As at March 22, 2013, Mr. Baker held 7,164,331 (or 9.76%) of the outstanding common shares of the Company. As at March 23, 2012, Mr. Baker held 7,164,331 (12.07%) of the outstanding common shares of the Company.

(5)	Based on publicly available filings, it appears that JPMorgan Chase & Co. first became the beneficial owner of 5% or more of the outstanding common shares of the Company during 2012. As at December 31, 2012, JPMorgan Chase & Co. held 5,146,300 (or 7.01%) of the outstanding common shares of the Company.

(6)	Based on publicly available filings, it appears that RBC Global Asset Management Inc. first became the beneficial owner of 5% or more of the outstanding common shares of the Company during 2011. As at December 31, 2011, RBC Global Asset Management Inc. held 5,404,938 (or 9.11%) of the outstanding common shares of the Company. As at December 31, 2012, RBC Global Asset Management Inc. held 4,527,838 (or 6.17%) of the outstanding common shares of the Company.

None of the shareholders disclosed above have any voting rights with respect to their respective common shares of the Company that are different from any other holder of common shares of the Company.

As of March 20, 2014, based on the Company’s shareholders’ register, there were 83 shareholders of record of the Company’s common shares in the United States, holding 8.5% of the outstanding common shares of the Company.

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

B.  Significant Changes

There have been no significant changes in the affairs of the Company since the date of the audited annual consolidated financial statements of the Company as at and for the year ended December 31, 2013, other than as discussed in this Form 20-F.

Item 9.  The Offer and Listing

A.  Offer and Listing Details

The Company's common shares are listed for trading on the Toronto Stock Exchange (the "TSX") under the symbol "LN" and on the NYSE MKT LLC under the symbol "LON". The Company's common shares commenced trading on the TSX on April 26, 2013. Prior to April 26, 2013, such shares traded on the TSX Venture Exchange (the "TSX-V").

Toronto Stock Exchange/TSX Venture Exchange

The following table discloses the annual high and low sales prices in Canadian dollars for the common shares of the Company for the five most recent financial years of the Company as traded on the TSX and TSX-V, as applicable.

Year	High (Cdn$)	Low (Cdn$)
2013	$0.82	$0.10
2012	$1.91	$0.69
2011	$3.75	$1.18
2010	$2.18	$0.65
2009	$1.60	$0.15

The following table discloses the high and low sales prices in Canadian dollars for the common shares of the Company for each quarterly period within the two most recent financial years of the Company as traded on the TSX and TSX-V, as applicable:

Quarter Ended	High (Cdn$)	Low (Cdn$)
December 31, 2013	$0.25	$0.10
September 30, 2013	$0.22	$0.14
June 30, 2013	$0.46	$0.17
March 31, 2013	$0.82	$0.355
December 31, 2012	$1.13	$0.69
September 30, 2012	$1.25	$0.95
June 30, 2012	$1.42	$0.99
March 31, 2012	$1.91	$1.31

The following table discloses the monthly high and low sales prices in Canadian dollars for the common shares of the Company for the most recent six months as traded on the TSX:

Month	High (Cdn$)	Low (Cdn$)
March 2014 (to March 25)	$0.265	$0.14
February 2014	$0.27	$0.145
January 2014	$0.17	$0.11
December 2013	$0.14	$0.10
November 2013	$0.20	$0.125
October 2013	$0.25	$0.15
September 2013	$0.20	$0.155

NYSE MKT LLC (the "NYSE MKT")

The following table discloses the annual high and low sales prices in United States dollars for the common shares of the Company for the three most recent financial years of the Company as traded on the NYSE MKT. The Company's common shares commenced trading on the NYSE MKT on April 27, 2011.

Year	High (US$)	Low (US$)
2013	$0.87	$0.08
2012	$1.99	$0.68
2011	$3.82	$0.93

The following table discloses the high and low sales prices in United States dollars for the common shares of the Company for each quarterly period within the two most recent financial years of the Company as traded on the NYSE MKT.

Quarter Ended	High (US$)	Low (US$)
December 31, 2013	$0.24	$0.08
September 30, 2013	$0.37	$0.10
June 30, 2013	$0.44	$0.17
March 31, 2013	$0.87	$0.43
December 31, 2012	$1.16	$0.68
September 30, 2012	$1.45	$0.73
June 30, 2012	$1.50	$0.74
March 31, 2012	$1.99	$1.34

The following table discloses the monthly high and low sales prices in United States dollars for the common shares of the Company for the most recent six months as traded on the NYSE MKT:

Month	High (US$)	Low (US$)
March 2014 (to March 25)	$0.27	$0.13
February 2014	$0.27	$0.13
January 2014	$0.18	$0.09
December 2013	$0.14	$0.08
November 2013	$0.23	$0.13
October 2013	$0.24	$0.14
September 2013	$0.22	$0.14

B.  Plan of Distribution

This Form 20-F is being filed as an annual report under the U.S. Exchange Act and, as such, there is no requirement to provide any information under this item.

C.  Markets

The Company's outstanding common shares are listed on both the TSX and the NYSE MKT.

The Company received a notification from the NYSE MKT in March 2014 that it is no longer in compliance with certain NYSE MKT listing standards (reference is made to the Company’s press release dated March 10, 2014).  The Company has until April 2, 2014 to submit a plan to regain compliance.  If a plan is submitted, there is no guarantee that the plan will be accepted or if the Company will be able to comply with the plan and regain compliance.  If the plan is accepted and the Company is not in compliance with the continued listing standards at the end of the plan period or the Company does not make progress consistent with the plan during the period, then the NYSE MKT may initiate delisting proceedings.

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

B.  Memorandum and Articles of Association

A copy of the Company's articles of amalgamation is incorporated by reference into this Form 20-F as Exhibit 1.1. The Company's general by-law is incorporated by reference into this Form 20-F as Exhibit 1.2.

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

The Company's authorized share capital consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series, of which 73,439,732 common shares and no preference shares were issued and outstanding as of March 25, 2014. The following is a summary of the material provisions attaching to the common shares and preference shares.

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

Under the Company's general by-law, a director of the Company who is a party to, or who is a director or officer of a party to, or has a material interest in any person who is a party to, a material contract or material transaction or proposed material contract or proposed material transaction with the Company, must disclose the nature and extent of their interest at the time and in the manner provided by the OBCA and such material interest must be entered in the minutes of the meetings of directors or otherwise noted in the records of the Company. Any such material contract or material transaction or proposed material contract or proposed material transaction must be referred to the Board or shareholders for approval even if such contract is one that in the ordinary course of the Company's business would not require approval by the Board or shareholders. Such a director must not vote on any resolution to approve the same except as provided by the OBCA.

Also under the Company's general by-law, the Company's directors may be paid such remuneration for their services as the Board may from time to time determine. The directors are also entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the Board or any committee thereof.

With respect to borrowing powers, the Company's general by-law provides that, without limiting the borrowing powers of the Company as set forth in the OBCA, the Board may from time to time on behalf of the Company, without authorization of the shareholders:

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

Furthermore, under the ICA, every investment in, or acquisition of control of, a Canadian business by a non-Canadian is subject to a "national security" review which examines whether the transaction could be injurious to Canada’s national security. There is no minimum threshold for the size of transaction potentially subject to such review. If the Minister of Industry, after consultation with the Minister of Public Safety and Emergency Preparedness and the investor, considers that the investment could be injurious to national security, the Minister refers the matter to the Governor in Council. Following its review, if the Governor in Council may take any measures in respect of the investment that it considers advisable to protect national security, including denying the investment, asking for undertakings, imposing terms or conditions for the investment or ordering a divestiture (if the investment has already been completed).

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following U.S. Holders: (a) that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) that have a “functional currency” other than the U.S. dollar; (e) that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) that own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the "Tax Act"); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares in connection with carrying on a business in Canada; (d) persons whose Common Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Common Shares.

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

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares. The Company believes that it was classified as a PFIC during the tax year ended December 31, 2013, and due to the nature of the Company’s assets and the income that the Company expects to generate, the Company expects to be a PFIC for its current tax year and may be a PFIC in subsequent tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any subsidiary of the Company.

In addition, in any year in which the Company is classified as a PFIC, such holder may be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. A failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file a IRS Form 8621.

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

Additional Considerations

Additional Tax on Passive Income

Individuals, estates and certain trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from dispositions of property (other than property held in certain trades or businesses). U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of Common Shares.

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

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

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

Item 11.  Quantitative and Qualitative Disclosures About Market Risk.

See Note 15 to the Company's audited consolidated financial statements as at and for the financial years ended December 31, 2013, 2012 and 2011 filed as part of this Form 20-F under Item 18.

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

14.E. Use of Proceeds

Not applicable.

Item 15. Controls and Procedures.

Disclosure Controls and Procedures

Under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the U.S. Exchange Act) for the year ended December 31, 2013. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were adequately designed and are effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms.

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

Management’s Annual Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Exchange Act. The Company's management has employed a framework consistent with U.S. Exchange Act Rule 13a-15(c), to evaluate the Company's internal control over financial reporting described below. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with IFRS.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the design and operation of the Company's internal control over financial reporting as of December 31, 2013 based on the criteria set forth in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2013 and no material weaknesses were discovered.

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

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting during the year ended December 31, 2013, that management believes have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Item 16.A. Audit Committee Financial Expert

The Company's Board has determined that William R. Wilson satisfies the requirements as an audit committee financial expert, in that he has an understanding of IFRS and financial statements; is able to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; has experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that can reasonably be expected to be raised by the Company's financial statements (or experience actively supervising one or more persons engaged in such activities); has an understanding of internal controls over financial reporting; and has an understanding of audit committee functions.

Mr. Wilson is also independent within the meaning of Section 803 of the NYSE MKT Company Guide.

Item 16.B. Code of Ethics.

The Company has adopted a code of business conduct and ethics for directors, officers and employees (including the Company’s principal executive officer, principal financial officer and principal accounting officer) (the "Code"). A copy of the Code is incorporated by reference into this Form 20-F as Exhibit 1.4. A copy of the Code may also be obtained free of charge from the Chief Financial Officer of the Company at (416) 366-2221 and is also available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and the Company's website at www.loncor.com. Each director, officer and employee of the Company is provided with a copy of the Code and is required to confirm annually that he or she has complied with the Code. Any observed breaches of the Code must be reported to the Company's Chief Executive Officer.

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

Item 16.C. Principal Accountant Fees and Services

The following summarizes the total fees billed by the external auditors of the Company (BDO Canada llp) for each of the years ended December 31, 2013 and, December 31, 2012. All dollar amounts are exclusive of applicable taxes.

84

	2013		2012
Audit Fees	US$65,000		US$153,213
Audit-Related Fees	Nil		Nil
Tax Fees	US$2,000	(1)	US$1,851	(1)
All Other Fees	Nil		Nil

(1)	The services comprising these fees related to the preparation of the Company's Canadian tax return.

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

Item 16.E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

The Company did not purchase any of its common shares during the financial year ended December 31, 2013.

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

Independence of Directors on the Compensation Committee: The NYSE MKT requires that all members of the Company’s compensation committee be independent directors.  The Company does not have a fully independent compensation committee, but does satisfy the requirements of applicable Canadian laws with respect to the composition of its compensation committee. The Company intends on relying on the exemption set forth in Section 110 of the NYSE MKT Company Guide.

The foregoing are consistent with the laws, customs and practices in Canada.

In addition, the Company may from time-to-time seek relief from the NYSE MKT corporate governance requirements on specific transactions under Section 110 of the NYSE MKT Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by the Company’s home country law, in which case, the Company shall make the disclosure of such transactions available on our website at www.loncor.com. Information contained on the Company’s website is not part of this annual report.

Compensation Committee Independence. The Company has elected not to adopt Section 805(c) of the NYSE MKT Company Guide applicable to charters and independence of compensation committees of U.S. domestic issuers. As a foreign private issuer, the Company is not required to comply with these rules.

Item 16.H.

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The financial statements appear on pages F-1 through F-29.

Item 19. Exhibits

The following exhibits are filed as part of this Form 20-F:

EXHIBIT
NUMBER	DESCRIPTION

Constating Documents
1.1	Company's articles of amalgamation (1)
1.2	Company's general by-law (1)
1.3	Audit Committee's charter (1)
1.4	Company's Business Conduct Policy (1)

Material Contracts
4.1	Company's stock option plan (1)

Subsidiaries
8.1	List of subsidiaries of the Company (1)

Certifications
12.1	Certification of the President and Chief Executive Officer of the Company pursuant to Section 302 of Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer of the Company pursuant to Section 302 of Sarbanes-Oxley Act of 2002
13.1	Certification of the President and Chief Executive Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Chief Financial Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Other Exhibits
15.1	Management's discussion and analysis of the Company for the year ended December 31, 2013
15.2	Sections 10 and 11 of the Ngayu Technical Report(2)

Notes:

(1)	Previously filed as an exhibit to the Company’s annual report on Form 20-F filed with the SEC on March 30, 2012. SEC file number 001-35124.

(2)	Previously filed as exhibit 99.1 to the Company’s current report on Form 6-K filed with the SEC on July 13, 2012.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 31, 2014

LONCOR RESOURCES INC.
(Registrant)

	By:	(signed) "Peter N. Cowley"
Peter N. Cowley
President and Chief Executive Officer

Consolidated Financial Statements

December 31, 2013

(Expressed in U.S. dollars)

Contents

Management’s Report	F-3
Independent Auditor’s Report	F-4

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Financial Position	F-5
Consolidated Statements of Comprehensive (Loss) Income	F-6
Consolidated Statements of Changes in Equity	F-7
Consolidated Statements of Cash Flows	F-8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Corporate Information	F-9

2. Basis of Preparation	F-9

3. Summary of Significant Accounting Policies	F-10

4. Subsidiaries	F-18

5. Advances receivable	F-18

6. Related party transactions	F-18

7. Property, Plant and Equipment	F-19

8. Exploration and Evaluation Assets	F-20

9. Intangible Assets	F-20

10. Segmented Reporting	F-21

11. Accounts Payable	F-21

12. Share Capital	F-21

13. Share-Based Payments	F-22

14. Commitments	F-24

15. Financial risk management objectives and policies	F-24

16. Supplemental cash flow information	F-27

17. Employee retention allowance	F-27

18. Income taxes	F-28

Management's Report

Management’s Responsibility for Financial Statements

The consolidated financial statements and the notes thereto have been prepared in accordance with International Financial Reporting Standards and are the responsibility of the management of Loncor Resources Inc. (the “Company”). The financial information presented elsewhere in the Management’s Discussion and Analysis is consistent with the data that is contained in the consolidated financial statements. The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgments of management.

In order to discharge management’s responsibility for the integrity of the consolidated financial statements, the Company maintains a system of internal controls. These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, proper records are maintained and relevant and reliable information is produced. These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules.

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

The consolidated financial statements for the year ended December 31, 2013 have been audited by BDO Canada LLP, chartered accountants and licensed public accountants, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).

(Signed) “Peter N. Cowley”	(Signed) “Donat K. Madilo”

Peter N. Cowley	Donat K. Madilo
President and Chief Executive Officer	Chief Financial Officer

Toronto, Canada

March 31, 2014

Independent Auditor’s Report

To the Shareholders of Loncor Resources Inc.

We have audited the accompanying consolidated financial statements of Loncor Resources Inc., which comprise the consolidated statements of financial position as at December 31, 2013 and 2012 and the consolidated statements of comprehensive (loss) income, changes in equity, and cash flows for each of the years ended December 31, 2013, December 31, 2012, and December 31, 2011,and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Loncor Resources Inc. as at December 31, 2013 and 2012 and its financial performance and its cash flows for the years ended December 31, 2013, December 31, 2012 and December 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 2 in the consolidated financial statements which indicates the Company produced a net loss of $27,224,451 for the year ended December 31, 2013 and as of that date the Company’s accumulated deficit was $52,771,536. These conditions, along with other matters as set forth in Note 2, indicate the existence of a material uncertainty that casts substantial doubt on the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ BDO Canada LLP

Chartered Accountants,
Licensed Public Accountants

Toronto, Canada
March 31, 2014

Loncor Resources Inc.
Consolidated Statements of Financial Position
(Expressed in U.S. dollars)

	Notes	December 31, 2013	December 31, 2012
		$	$
Assets
Current Assets
Cash and cash equivalents		324,928	10,741,699
Advances receivable	5	388,763	152,022
Due from related parties	6	41,946	17,760
Prepaid expenses and deposits		88,560	358,309
Total Current Assets		844,197	11,269,790

Non-Current Assets
Property, plant and equipment	7	444,486	749,243
Exploration and evaluation assets	8	30,893,458	48,255,201
Intangible assets	9	1	1
Total Non-Current Assets		31,337,945	49,004,445

Total Assets		32,182,142	60,274,235

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable	11	261,299	976,542
Accrued liabilities		307,535	208,143
Due to related parties	6	5,088	-
Employee retention allowance	17	629,554	490,280
Total Current Liabilities		1,203,476	1,674,965

Deferred taxes	18	-	813,138
Total Liabilities		1,203,476	2,488,103

Commitments	14

Shareholders' Equity
Share capital	12	75,715,014	75,715,014
Reserves		8,035,188	7,618,203
Deficit		(52,771,536)	(25,547,085)
Total Shareholders' Equity		30,978,666	57,786,132
Total Liabilities and Shareholders' Equity		32,182,142	60,274,235

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding		73,439,732	73,439,732

The accompanying notes are an integral part of these consolidated financial statements.

Approved and authorized for issue by the Board of Directors on March 24, 2014. Signed on behalf of the Board of Directors by:

/s/ Peter N. Cowley	/s/ Arnold T. Kondrat

Peter N. Cowley	Arnold T. Kondrat
Director	Director

Loncor Resources Inc.
Consolidated Statements of Comprehensive (Loss) Income
(Expressed in U.S. dollars)

		For the years ended
	Notes	December 31, 2013	December 31, 2012	December 31, 2011
		$	$	$
Expenses
Consulting, management and professional fees		233,092	673,277	1,191,315
Employee benefits		1,054,627	993,835	1,015,040
Office and sundry		366,713	281,997	375,835
Compensation expense-share-based payment	13	259,559	484,897	1,671,475
Travel and promotion		73,037	226,310	328,439
Depreciation		35,193	30,517	13,508
Interest and bank expenses		3,185	1,156	1,066
Impairment of exploration and evaluation assets	8	25,801,443	-	-
Foreign exchange loss		252,111	185,099	1,896
		(28,078,960)	(2,877,088)	(4,598,574)
Interest income		41,371	82,324	109,697
Gain on derivative financial instruments	12b	-	768,264	5,215,060

(Loss) Income before income tax		(28,037,589)	(2,026,500)	726,183

Income tax recovery (expense)		813,138	(55,323)	(193,023)

Comprehensive (loss) income for the year		(27,224,451)	(2,081,823)	533,160

(Loss) earnings per share, basic and diluted	12c	(0.37)	(0.03)	0.01

The accompanying notes are an integral part of these consolidated financial statements.

Loncor Resources Inc.
Consolidated Statements of Changes in Equity
(Expressed in U.S. dollars)

		Common shares
		Number of				Total Shareholders'
	Notes	shares	Amount	Reserves	Deficit	equity
Balance at January 1, 2011		47,417,745	$37,035,494	$3,421,685	$(23,998,422)	$16,458,757
Income for the year		-	-	-	533,160	533,160
Issued share capital		10,200,000	24,159,362	-	-	24,159,362
Issuance costs		-	(1,444,127)	-	-	(1,444,127)
Compensation option exercises		343,994	596,614	(383,990)	-	212,624
Warrants issued		-	(835,811)	835,811	-	-
Share-based payments	13	-	-	2,882,584	-	2,882,584
Warrants exercised		210,996	533,187	-	-	533,187
Balance at December 31, 2011		58,172,735	$60,044,719	$6,756,090	$(23,465,262)	$43,335,547
Loss for the year		-	-	-	(2,081,823)	(2,081,823)
Issued share capital	12a	14,095,000	15,135,704	-	-	15,135,704
Issuance costs		-	(1,106,212)	-	-	(1,106,212)
Compensation option exercises	12a	47,998	100,531	(41,699)	-	58,832
Warrants issued	12b	-	(159,409)	159,409	-	-
Share-based payments	13	-	-	744,403	-	744,403
Warrants exercised	12a	1,123,999	1,699,681	-	-	1,699,681
Balance at December 31, 2012		73,439,732	$75,715,014	$7,618,203	$(25,547,085)	$57,786,132

Loss for the period		-	-	-	(27,224,451)	(27,224,451)
Share-based payments	13	-	-	416,985	-	416,985
Balance at December 31, 2013		73,439,732	$75,715,014	$8,035,188	$(52,771,536)	$30,978,666

The accompanying notes are an integral part of these consolidated financial statements.

Loncor Resources Inc.
Consolidated Statements of Cash Flows
(Expressed in U.S. dollars)

		For the years ended
	Notes	December 31, 2013	December 31, 2012	December 31, 2011
		$	$	$

Cash flows from operating activities
(Loss) income for the year		(27,224,451)	(2,081,823)	533,160
Adjustments to reconcile (loss) income to net cash used in operating activities
Depreciation		35,193	30,517	13,508
Share-based payments - employee compensation	13	259,559	484,897	1,671,475
Share-based payments - consultant fees	13	2,393	75,098	567,699
Employee retention allowance	17	76,316	72,560	73,996
Impairment of exploration and evaluation assets	8	25,801,443	-	-
Income tax (recovery) expense		(813,138)	55,323	193,023
(Gain) Loss on disposition of capital assets	7	(1,237)
(Gain) Loss on derivative financial instruments		-	(768,264)	(5,215,060)
Changes in non-cash working capital
Advances receivable		(111,285)	(21,581)	(84,152)
Prepaid expenses and deposits		269,749	(225,389)	4,003
Due (from) to related parties		(24,186)	(17,760)	2,346
Accounts payable		(223,921)	55,500	(170,635)
Accrued liabilities		183,889	(26,243)	79,043
Net cash used in operating activities		(1,769,676)	(2,367,165)	(2,331,594)

Cash flows from investing activities
Acquisition of property, plant, and equipment		(197,626)	(327,343)	(498,864)
Disposition of capital assets		300	-	-
Expenditures on exploration and evaluation assets		(8,454,857)	(16,963,931)	(16,482,374)
Net cash used in investing activities		(8,652,183)	(17,291,274)	(16,981,238)

Cash flows from financing activities
Proceeds from share issuance, net of issuance costs		-	14,185,399	22,715,237
Due to (from) related parties		5,088	(152,833)	34,068
Proceeds from exercise of compensation options		-	64,571	305,602
Proceeds from exercise of warrants		-	1,635,343	475,809
Net cash provided from financing activities		5,088	15,732,480	23,530,716

Net (decrease) increase in cash during the year		(10,416,771)	(3,925,959)	4,217,884
Cash and cash equivalents, beginning of the year		10,741,699	14,667,658	10,449,774
Cash and cash equivalents, end of the year		324,928	10,741,699	14,667,658

Supplemental cash flow information (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

Loncor Resources Inc.
Notes to Consolidated Financial Statements
As at and for the years ended December 31, 2013 and 2012
(Expressed in U.S. dollars, except for per share amount)

1.	Corporate Information

Loncor Resources Inc. (the "Company") is a corporation governed by the Ontario Business Corporations Act. The principal business of the Company is the acquisition and exploration of mineral properties.

These consolidated financial statements as at December 31, 2013 and December 31, 2012, and for the years ended December 31, 2013, 2012, and 2011 include the accounts of the Company and of its wholly owned subsidiaries in the Democratic Republic of the Congo (the “Congo”), Loncor Resources Congo Sprl, and in the U.S., Nevada Bob’s Franchising, Inc., respectively.

The Company is a publicly traded company whose outstanding common shares are listed for trading on the Toronto Stock Exchange and on the NYSE MKT LLC. The head office and principal place of business of the Company is located at 1 First Canadian Place, 100 King St. West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada.

2.	Basis of Preparation

These consolidated financial statements are prepared on a going concern basis, which assumes that the Company will continue in operation for a reasonable period of time and will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company has not generated revenues from operations. The Company produced a net loss of $27,224,451 for the year ended December 31, 2013, and, as of that date, the Company’s accumulated deficit was $52,771,536 which casts substantial doubt on the Company’s ability to continue as a going concern. The Company is subject to the risks and challenges experienced by other companies at a comparable stage. These risks include, but are not limited to, continuing losses and the ability to secure adequate financing or to complete corporate transactions to meet the minimum capital required to successfully complete its projects and fund other operating expenses. Development of the Company’s current projects to the production stage will require significant financing. Given the current economic climate, the ability to raise funds may prove difficult. The consolidated financial statements do not reflect adjustments to the carrying amount of assets and liabilities and the reported expenses and financial position classifications that would be necessary should the going concern assumption not be appropriate.

a)	Statement of compliance

These consolidated financial statements as at December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The accompanying financial information as at December 31, 2013 and 2012 and for years ended December 31, 2013, 2012 and 2011, have been prepared in accordance with those IASB standards and IFRS Interpretations Committee (“IFRIC”) interpretations issued and effective, or issued and early-adopted, at December 31, 2013.

The date the Company’s Board of Directors approved these consolidated financial statements was March 24, 2014.

Loncor Resources Inc.
Notes to Consolidated Financial Statements
As at and for the years ended December 31, 2013 and 2012
(Expressed in U.S. dollars, except for per share amount)

b)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis, except for certain financial assets which are presented at fair value, as explained in the accounting policies set out in Note 3.

3.	Summary of Significant Accounting Policies

The accounting policies set out below have been applied consistently by all group entities and to all periods presented in these consolidated financial statements, unless otherwise indicated.

a)	Basis of Consolidation

i.	Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a company’s share capital. The financial statements of subsidiaries are included in the consolidated financial statements of the Company from the date that control commences until the date that control ceases. Consolidation accounting is applied for all of the Company’s wholly-owned subsidiaries (see note 4).

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

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about critical judgments in applying accounting policies and estimates that have the most significant effect on the amounts recognized in these consolidated financial statements is included in the following notes:

Estimates:

i.	Impairment

Assets, including property, plant and equipment, and exploration and evaluation assets, are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts. The assessment of the fair value often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, rehabilitation and restoration costs, future capital requirements and future operating performance. Changes in such estimates could impact recoverable values of these assets. Estimates are reviewed regularly by management.

Loncor Resources Inc.
Notes to Consolidated Financial Statements
As at and for the years ended December 31, 2013 and 2012
(Expressed in U.S. dollars, except for per share amount)

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

In addition, the Company has recognized deferred tax assets relating to tax losses carried forward to the extent it is probable that there will be sufficient taxable income relating to the same taxation authority and the same subsidiary against which the unused tax losses can be utilized. However, future realization of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped, including current and future economic conditions, production rates and production costs.

iii.	Title to mineral property interests

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Loncor Resources Inc.
Notes to Consolidated Financial Statements
As at and for the years ended December 31, 2013 and 2012
(Expressed in U.S. dollars, except for per share amount)

c)	Foreign Currency Translation

i.	Functional and presentation currency

These consolidated financial statements are presented in United States dollars (“$”), which is the Company’s functional and presentation currency. References to Cdn$ represent Canadian dollars.

ii.	Foreign currency transactions

The functional currency for each of the Company’s subsidiaries and any associates is the currency of the primary economic environment in which the entity operates. Transactions entered into by the Company’s subsidiaries and any associates in a currency other than the currency of the primary economic environment in which they operate (their "functional currency") are recorded at the rates ruling when the transactions occur except depreciation and amortization which are translated at the rates of exchange applicable to the related assets, with any gains or losses recognized in the consolidated statements of comprehensive (loss) income. Foreign currency monetary assets and liabilities are translated at current rates of exchange with the resulting gain or losses recognized in the statements of comprehensive (loss) income. Non-monetary assets and liabilities are translated using the historical exchange rates. Non-monetary assets and liabilities measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

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

Loncor Resources Inc.
Notes to Consolidated Financial Statements
As at and for the years ended December 31, 2013 and 2012
(Expressed in U.S. dollars, except for per share amount)

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

The effective interest method calculates the amortized cost of a financial instrument asset or liability and allocates interest income over the corresponding period. The effective interest rate is the rate that discounts estimated future cash receipts over the expected life of the financial asset or liability, or where appropriate, a shorter period. Income is recognized on an effective interest basis for debt instruments other than those financial assets classified as FVTPL.

f)	Financial Liabilities

Financial liabilities are classified as FVTPL, or other financial liabilities, as appropriate upon initial recognition. A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired.

Loncor Resources Inc.
Notes to Consolidated Financial Statements
As at and for the years ended December 31, 2013 and 2012
(Expressed in U.S. dollars, except for per share amount)

i.	Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. Subsequent to the initial recognition, other financial liabilities are measured at amortized cost using the effective interest method. The Company’s other financial liabilities include accounts payables, accrued liabilities, due to related parties and the employee retention allowance.
ii.	Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Financial liabilities are classified as held-for-trading if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments (including separated embedded derivatives) held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognized in the statement of comprehensive (loss) income. There are no financial liabilities classified as FVTPL.

g)	Earnings (loss) Per Share

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

Loncor Resources Inc.
Notes to Consolidated Financial Statements
As at and for the years ended December 31, 2013 and 2012
(Expressed in U.S. dollars, except for per share amount)

•	Vehicles	straight line over 4 Years
•	Leasehold improvements	straight line over the lease term
•	Geophysical equipment	straight line over 4 years

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

j)	Impairment of Non-Financial Assets

The Company’s PPE, exploration and evaluation assets, and intangible assets are assessed for indication of impairment at each consolidated statements of financial position date. Exploration and evaluation assets are assessed for impairment when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount. When facts and circumstances suggest that the carrying amount exceeds the recoverable amount, an entity shall measure, present and disclose any resulting impairment in accordance with IAS 36 Impairment of Assets. Internal factors, such as budgets and forecasts, as well as external factors, such as expected future prices, costs and other market factors are also monitored to determine if indications of impairment exist. If any indication of impairment exists, an estimate of the asset’s recoverable amount is calculated. The recoverable amount is determined as the higher of the fair value less costs to sell for the asset and the asset’s value in use. This is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or the Company’s assets. If this is the case, the individual assets are grouped together into cash generating units (“CGU”) for impairment purposes. Such CGUs represent the lowest level for which there are separately identifiable cash inflows that are largely independent of the cash flows from other assets.

If the carrying amount of the asset exceeds its recoverable amount, the asset is impaired and an impairment loss is charged to the statements of comprehensive (loss) income so as to reduce the carrying amount to its recoverable amount (i.e., the higher of fair value less cost to sell and value in use). Fair value less cost to sell is the amount obtainable from the sale of an asset or CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. Value in use is determined as the present value of the future cash flows expected to be derived from an asset or CGU. Estimated future cash flows are calculated using estimated future prices, any mineral reserves and resources, operating and capital costs. All assumptions used are those that an independent market participant would consider appropriate. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted. During the year ended December 31, 2013, the Company recognized impairment of exploration and evaluation assets for $25,801,443 to adjust the carrying value of the assets to their fair value, using a level 3 value in use methodology.

Loncor Resources Inc.
Notes to Consolidated Financial Statements
As at and for the years ended December 31, 2013 and 2012
(Expressed in U.S. dollars, except for per share amount)

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

Equity-settled share-based payments for directors, officers and employees are measured at fair value at the date of grant and recorded as compensation expense in the consolidated financial statements. The fair value determined at the grant date of the equity-settled share-based payments is expensed over the vesting period based on the Company’s estimate of options that will eventually vest. The number of forfeitures likely to occur is estimated on grant date and is revised as deemed necessary.

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

Loncor Resources Inc.
Notes to Consolidated Financial Statements
As at and for the years ended December 31, 2013 and 2012
(Expressed in U.S. dollars, except for per share amount)

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

o)	Newly Applied Accounting Standards

The Company has applied the following new and revised IFRSs in these consolidated financial statements: IFRS 10 Consolidated financial statements (“IFRS 10”), IFRS 12 Disclosure of interests in other entities (“IFRS 12”), IFRS 13 fair value measurements (“IFRS 13”), IAS 1 Presentation of financial statements (“IAS 1”), IAS 19 Employee benefits (“IAS 19”), and IAS 27 Separate financial statements (“IAS 27”).

The adoption of these new and revised standards and interpretations did not have a significant impact on the Company’s consolidated financial statements.

p)	Accounting Standards Issued But Not Yet Effective

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

IFRS 9 Financial instruments (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 replaces the multiple rules in IAS 39 with a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. The effective date of IFRS 9 has yet to be determined. The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

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

An amendment to IAS 36, Impairment of Assets (“IAS 36”) was issued by the IASB in May 2013. The amendment reduces the circumstances in which the recoverable amount of assets or cash-generating units is required to be disclosed, clarifies the disclosures required, and introduces an explicit requirement to disclose the discount rate used in determining impairment. The amendments to IAS 36 are effective for annual periods beginning on or after January 1, 2014. The Company is currently evaluating the impact of IAS 36 on its consolidated financial statements.

Loncor Resources Inc.
Notes to Consolidated Financial Statements
As at and for the years ended December 31, 2013 and 2012
(Expressed in U.S. dollars, except for per share amount)

In May 2013, IFRS Interpretation Committee (“IFRIC”) published IFRIC Interpretation 21, Levies (“IFRIC 21”), effective for annual periods beginning on or after January 1, 2014. IFRIC 21 provides guidance on when to recognize a liability for a levy imposed by a government. IFRIC 21 identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. The Company does not expect the standard to have a material impact on its consolidated financial statements.

4.	Subsidiaries

The following table lists the Company’s subsidiaries:

Name of Subsidiary	Place of Incorporation	Proportion of Ownership Interest	Principal Activity
Loncor Resources Congo SPRL	Democratic Republic of the Congo	100%	Mineral Exploration
Nevada Bob's Franchising, Inc.	Delaware, USA	100%	Dormant

5.	Advances receivable

	December 31, 2013	December 31, 2012

Advances receivable	$388,763	$152,022

The total balance of $388,763 for advances receivable (2012 - $152,022) relates to exploration and evaluation expenditures. Included in this balance of $388,763 is an amount of $126,648 due from Banro Corporation (“Banro”), a company with common directors for the sale of IP equipment.

6.	Related party transactions

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation, and are not disclosed in this note.

a)	Key Management Remuneration

Key management includes directors (executive and non-executive), the Chief Executive Officer (“CEO”), the Chief Financial Officer, and the senior executives reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the years ended December 31, 2013, 2012, and 2011 was as follows:

	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
Salaries	$830,345	$946,379	$859,237
Employee retention allowance	$62,305	$59,014	$62,166
Compensation expense-share-based payments	$226,110	$317,407	$1,348,721
	$1,118,760	$1,322,800	$2,270,124

Loncor Resources Inc.
Notes to Consolidated Financial Statements
As at and for the years ended December 31, 2013 and 2012
(Expressed in U.S. dollars, except for per share amount)

b)	Other Related Parties

As at December 31, 2013, an amount of $41,946 was due from Banro and Delrand Resources Limited (“Delrand”), companies with common directors, related to common expenses in the Congo (December 31, 2012 - $17,760).

As at December 31, 2013, an amount of $5,088 was due to Banro related to common expenses in the Congo (December 31, 2012 - $nil).

	December 31, 2013	December 31, 2012
	$	$
Due from related parties	41,946	17,760
Due to related party	5,088	-

The amounts included in the due from/to related party are non-interest bearing and are payble within 12 months.

7.	Property, Plant and Equipment

The Company’s property, plant and equipment are summarized as follows:

	Notes	Furniture & fixtures	Office & Communication equipment	Vehicles	Field camps and equipment	Leasehold improvements	Geophysical equipment	Total
		$	$	$	$	$	$	$
Cost
Balance at January 1, 2012		151,626	212,212	400,241	503,839	-	-	1,267,918
Additions		7,775	9,407	10,600	214,655	84,906	-	327,343
Disposals		-	(11,769)	-	(47,027)	-	-	(58,796)
Balance at December 31, 2012		159,401	209,850	410,841	671,467	84,906	-	1,536,465
Additions		1,200	3,669	-	40,990	-	151,767	197,626
Disposals		-	-	-	(12,800)	-	(151,767)	(164,567)
Balance at December 31, 2013		160,601	213,519	410,841	699,657	84,906	-	1,569,524

Accumulated Depreciation
Balance at January 1, 2012		102,926	72,339	149,874	163,824	-	-	488,963
Depreciation for the year		10,083	54,267	102,048	145,296	18,025	-	329,719
Disposals		-	(6,505)	-	(24,955)	-	-	(31,460)
Balance at December 31, 2012		113,009	120,101	251,922	284,165	18,025	-	787,222
Depreciation for the year		8,828	52,458	102,710	159,899	24,321	28,456	376,672
Disposals		-	-	-	(10,400)	-	(28,456)	(38,856)
Balance at December 31, 2013		121,837	172,559	354,632	433,664	42,346	-	1,125,038

Carrying amounts
Balance at December 31, 2012		46,392	89,749	158,919	387,302	66,881	-	749,243
Balance at December 31, 2013		38,764	40,960	56,209	265,993	42,560	-	444,486

Depreciation in the amount of $341,480 (December 31, 2012- $299,203) was capitalized to exploration and evaluation for the year ended December 31, 2013.

Loncor Resources Inc.
Notes to Consolidated Financial Statements
As at and for the years ended December 31, 2013 and 2012
(Expressed in U.S. dollars, except for per share amount)

8.	Exploration and Evaluation Assets

The following table summarizes the Company’s tangible exploration and evaluation expenditures with respect to its mineral properties in the Congo:

	North Kivu	Ngayu	Total

Cost
Balance at January 1, 2012	$7,446,710	$22,493,653	$29,940,363
Additions	1,804,112	16,360,726	18,164,838
Balance at December 31, 2012	9,250,822	38,854,379	48,105,201
Additions	535,380	7,904,320	8,439,700
Impairment loss	-	(25,801,443)	(25,801,443)
Balance at December 31, 2013	$9,786,202	$20,957,256	$30,743,458

There is $150,000 of intangible exploration and evaluation expenditures as at December 31, 2013. The intangibles have not been included in the table above. There have not been any additions or disposals of intangible assets since January 1, 2013.

a.	North Kivu

The North Kivu project is situated in the North Kivu Province in eastern Congo to the northwest of Lake Edward and consists of 51 exploration permits covering 13,251 square kilometres. Historical data has been compiled from the colonial period and outlined ten gold prospects for follow-up, the most prospective being the Manguredjipa prospect where 300,000 ounces of alluvial gold was mined during the colonial period. Other gold prospects warranting follow up include Lutunguru, Lubero, Makwasu, Lutela, Bilolo, Manzia, Mohanga and Ludjulu. Exploration estimates to date have not advanced to the stage of being able to identify the quantity of possible resources available for potential mining.

b.	Ngayu

The Ngayu project covers an area of 2,077 square kilometres and is found within the Orientale Province in the northeast of the Congo, approximately 270 kilometers northeast of Kisangani. The Ngayu project covers most of the Ngayu Archaean greenstone belt which is one of a number of greenstone belts in the north-east Congo Archaeancraton that includes the Kilo and Moto greenstone belts. These Archaean greenstone belts are the northwestern extensions of the Lake Victoria greenstone belt terrain that hosts a number of world class gold deposits including Geita and Bulyanhulu.

Due to a decrease in gold prices coupled with the reduction of the exploration budget, the Company conducted an impairment analysis whereby the carrying value of the Ngayu exploration and evaluation asset was assessed. The asset’s recoverable amount was calculated applying a fair value of $18 per ounce of gold in the ground, which was provided by a valuation analysis of an independent report on similar African exploration companies, to the Ngayu project’s Makapela mineral resource. Since the carrying value of the asset was determined to be higher than its recoverable amount, an impairment loss of $25,801,443 was recorded during the year ended December 31, 2013.

9.	Intangible Assets

The Company’s intangible assets include licenses and rights. Based on management’s assessment, these intangible assets have been valued at $1 as their fair value is nominal.

Loncor Resources Inc.
Notes to Consolidated Financial Statements
As at and for the years ended December 31, 2013 and 2012
(Expressed in U.S. dollars, except for per share amount)

10.	Segmented Reporting

The Company has one operating segment: the acquisition, exploration and development of precious metal projects located in the Congo. The operations of the Company are located in two geographic locations, Canada and the Congo. Geographic segmentation of non-current assets is as follows:

December 31, 2013

	Property, plant and equipment	Intangible assets	Exploration and evaluation
Congo	$367,309	-	$30,893,458
Canada	$77,177	$1	-
	$444,486	$1	$30,893,458

December 31, 2012

	Property, plant and equipment	Intangible assets	Exploration and evaluation
Congo	$636,873	-	$48,255,201
Canada	$112,370	$1	-
	$749,243	$1	$48,255,201

11.	Accounts Payable

The following table summarizes the Company’s accounts payable:

	December 31, 2013	December 31, 2012
Exploration and evaluation expenditures	$259,430	$742,291
Non-exploration and evaluation expenditures	$1,869	$234,251

Total Accounts Payable	$261,299	$976,542

12.	Share Capital

a)	Authorized

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

The Company may issue preference shares at any time and from time to time in one or more series with designations, rights, privileges, restrictions and conditions fixed by the board of directors. The preference shares of each series are ranked on parity with the preference shares of every series and are entitled to priority over the common shares and any other shares of the Company ranking junior to the preference shares, with respect to priority in payment of dividends and the return of capital and the distribution of assets of the Company in the event of liquidation, dissolution or winding up of the Company.

Loncor Resources Inc.
Notes to Consolidated Financial Statements
As at and for the years ended December 31, 2013 and 2012
(Expressed in U.S. dollars, except for per share amount)

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

As of December 31, 2013, the Company had issued and outstanding 73,439,732 common shares (December 31, 2012 – 73,439,732) and no preference shares are issued and outstanding.

b)	Common share purchase warrants

As at December 31, 2013, the Company had no common share purchase warrants outstanding (December 31, 2012 – nil).

During the year ended December 31, 2013, the Company recorded a gain on derivative financial instruments of $nil (year ended December 31, 2012 - $768,264).

As part of the February 1, 2011 brokered private placement, the Company issued to the underwriters 510,000 broker warrants each of which was exercisable to acquire a common share of the Company at a price of Cdn$2.35 until February 1, 2013. Since the fair value of the services received from the underwriters cannot be estimated reliably, the Company estimated the value using Black-Scholes. The warrants had a value of Cdn$1.63 using the Black-Scholes model with the following assumptions: volatility 115.38%, risk free rate 1.65%, expected life 2 years, dividend yield 0%. These broker warrants expired on February 1, 2013 unexercised.

As part of the October 9, 2012 prospectus offering, the Company issued to the underwriters 554,700 broker warrants each of which is exercisable to acquire a common share of the Company at a price of Cdn$1.05 until October 9, 2013. Since the fair value of the services received from the underwriters cannot be estimated reliably, the Company estimated the value using Black-Scholes. The warrants have a value of Cdn$0.28 using the Black-Scholes model with the following assumptions: volatility 63.75%, risk free rate 1.15%, expected life 1 year, dividend yield 0%. These 554,700 broker warrants expired on October 9, 2013 unexercised.

c)	Earnings (loss) per share

Earnings (loss) per share was calculated on the basis of the weighted average number of common shares outstanding for the year ended December 31, 2013, amounting to 73,439,732 (year ended December 31, 2012 – 62,395,579 and year ended December 31, 2011 – 57,055,811) common shares. The diluted weighted average number of common shares outstanding for the year ended December 31, 2013 is 73,439,732 (year ended December 31, 2012 – 62,649,057 and year ended December 31, 2011 – 57,816,654) common shares. As at December 31, 2013, 6,110,000 common shares related to options were anti-dilutive.

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

Loncor Resources Inc.
Notes to Consolidated Financial Statements
As at and for the years ended December 31, 2013 and 2012
(Expressed in U.S. dollars, except for per share amount)

The following tables summarize information about stock options:

For the year ended December 31, 2013:

Exercise Price Range		During the Period				Closing	Weighted average remaining contractual	Vested &
(Cdn$)	Opening Balance	Granted	Exercised	Forfeiture	Expired	Balance	life (years)	Exercisable	Unvested
1.00 - 1.25	5,315,000	-	-	625,000	-	4,690,000	1.96	3,817,500	872,500
1.26 - 1.80	110,000	-	-	40,000	-	70,000	3.03	52,500	17,500
2.45 - 2.69	1,465,000	-	-	190,000	-	1,275,000	1.53	1,275,000	-
2.70 - 3.25	75,000	-	-	-	-	75,000	2.17	75,000	-
	6,965,000	-	-	855,000	-	6,110,000	1.88	5,220,000	890,000
Weighted Average Exercise Price (Cdn$)	1.49	-		1.54		1.48		1.55	1.08

For the year ended December 31, 2012:

Exercise Price Range		During the Period				Closing	Weighted average remaining contractual	Vested &
(Cdn$)	Opening Balance	Granted	Exercised	Forfeiture	Expired	Balance	life (years)	Exercisable	Unvested
1.00 - 1.25	3,405,000	1,910,000	-	-	-	5,315,000	2.93	3,405,000	1,910,000
1.26 - 1.80	-	110,000	-	-	-	110,000	4.03	27,500	82,500
2.45 - 2.69	1,465,000	-	-	-	-	1,465,000	2.60	1,098,750	366,250
2.70 - 3.25	75,000	-	-	-	-	75,000	3.17	56,250	18,750
	4,945,000	2,020,000	-	-	-	6,965,000	2.88	4,587,500	2,377,500
Weighted Average Exercise Price (Cdn$)	1.65	1.10				1.49		1.56	1.35

There were no options granted during the year ended December 31, 2013 (the assessed weighted average fair value at grant date of options granted during year ended December 31, 2012 was Cdn$0.37 per option). The weighted average fair value of stock options issued and outstanding as at December 31, 2013 was estimated at Cdn$0.98 per stock option at the grant date (year ended December 31, 2012 – Cdn$1.00).

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for options granted during the year ended December 31, 2012 and 2011 included the following (no options were granted during the year ended December 31, 2013):

Years ended	December 31, 2013	December 31, 2012	December 31, 2011
Risk free interest rate	-	1.00% - 1.16%	1.83% - 2.18%
Expected life	-	3 years	3 years
Annualized volatility	-	68.02% - 104.54%	101.78% - 115.19%
Dividend yield	-	0%	0%
Forfeiture rate	-	2%	2%
Grant date fair value (Cdn$)	-	$0.32 - $1.14	$1.69 - $2.06

Loncor Resources Inc.
Notes to Consolidated Financial Statements
As at and for the years ended December 31, 2013 and 2012
(Expressed in U.S. dollars, except for per share amount)

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information.

During the year ended December 31, 2013, the Company recognized in the statement of comprehensive (loss) income as an expense $259,559 (year ended December 31, 2012 – $484,897 and year ended December 31, 2011 - $1,671,475) representing the vesting of the fair value at the date of grant of stock options previously granted to employees, directors and officers under the Company’s Stock Option Plan. In addition, an amount of $154,962 for the year ended December 31, 2013 (year ended December 31, 2012 – $184,084 and year ended December 31, 2011 - $643,410) related to stock options issued to employees of the Company’s subsidiary in the Congo was capitalized to exploration and evaluation assets.

Since the fair value of goods or services received from consultants cannot be estimated reliably, the Company has measured their value and the corresponding increase in equity indirectly by reference to the fair value of the equity instrument granted. During the year ended December 31, 2013, $2,464 (year ended December 31, 2012 - $75,098 and year ended December 31, 2011 - $567,699) was recorded as a consulting expense with respect to stock options granted to consultants.

These amounts were credited accordingly to reserves in the statement of financial position.

14.	Commitments

Lease Commitments

The Company has entered into leases for buildings with renewal terms whereby the lease agreements can be extended based on market prices at the time of renewal. There are no restrictions placed upon the lessee by entering into these leases.

The Company's future minimum operating lease commitments as at December 31, 2013 are as follows:

2014	$75,611
2015	$50,407
$126,018

15.	Financial risk management objectives and policies

a)	Fair value of financial assets and liabilities

The consolidated statements of financial position carrying amounts for cash and cash equivalents, advances receivable, balances due from and due to related parties, accounts payable, accrued liabilities and the employee retention allowance approximate fair value due to their short-term nature.

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

There were no transfers between Level 1, 2 and 3 during the reporting period. The fair values of financial assets and liabilities carried at amortized cost are approximated by their carrying values. Cash and cash equivalents is ranked Level 1 as the market value is readily observable. The carrying value of cash and cash equivalents approximates fair value, as maturities are less than three months.

Loncor Resources Inc.
Notes to Consolidated Financial Statements
As at and for the years ended December 31, 2013 and 2012
(Expressed in U.S. dollars, except for per share amount)

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

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign exchange gains or losses are reflected as a separate item in the consolidated statement of comprehensive (loss) income. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency exchange risk on net working capital as at December 31, 2013. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Canadian dollar which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Canadian dollar would have had the equal but opposite effect as at December 31, 2013.

	2013	2012
	Canadian dollar	Canadian dollar
Cash and cash equivalents	159,360	9,817,849
Accounts payable and accrued liabilities	(302,199)	(329,118)
Employee retention allowance	(248,083)	(169,496)
Total foreign currency financial assets and liabilities	(390,922)	9,319,235
Foreign exchange rate at December 31, 2013	0.9402	1.0051
Total foreign currency financial assets and liabilities in US $	(367,545)	9,366,763
Impact of a 10% strengthening of the US $ on net loss	(36,754)	936,676

d)	Credit Risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents, advances receivable, and due from related parties. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

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

Loncor Resources Inc.
Notes to Consolidated Financial Statements
As at and for the years ended December 31, 2013 and 2012
(Expressed in U.S. dollars, except for per share amount)

The carrying amount of financial assets represents the maximum credit exposure. The Company’s gross credit exposure at December 31, 2013 and December 31, 2012 is as follows:

	December 31, 2013	December 31, 2012
Cash and cash equivalents	$324,928	$10,741,699
Advances receivable	$388,763	$152,022
Due from related parties	$41,946	$17,760
	$755,637	$10,911,481

e)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents and equity capital markets. All financial obligations of the Company including accounts payable of $261,299, accrued liabilities of $307,535 and retention allowance of $629,554 are due within one year.

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

g)	Capital Management

The Company manages its common shares and stock options as capital. The Company’s policy is to maintain a sufficient capital base in order to meet its short term obligations and at the same time preserve investors’ confidence required to sustain future development of the business.

	December 31, 2013	December 31, 2012
Share capital	$75,715,014	$75,715,014
Reserves	$8,035,188	$7,618,203
Deficit	$(52,771,536)	$(25,547,085)
	$30,978,666	$57,786,132

Loncor Resources Inc.
Notes to Consolidated Financial Statements
As at and for the years ended December 31, 2013 and 2012
(Expressed in U.S. dollars, except for per share amount)

16.	Supplemental cash flow information

During the periods indicated the Company undertook the following significant non-cash transactions:

		Years ended
	Note	December 31, 2013	December 31, 2012	December 31, 2011

Depreciation included in exploration and evaluation assets	7	$341,480	$299,203	$255,101
Stock-based compensation included in exploration and evaluation assets	13	$155,034	$184,084	$643,410
Employee retention allowance	17	$139,274	$82,000	$68,521

17.	Employee retention allowance

The Company has an incentive employee retention plan under which an amount equal to one month salary per year of service is accrued to each qualified employee up to a maximum of 10 months (or 10 years of service with the Company and/or a related company). To qualify for this retention allowance, an employee must complete two years of service with the Company and/or a related company. The full amount of retention allowance accumulated by a particular employee is paid out when the employee is no longer employed with the Company, unless there is a termination due to misconduct, in which case the retention allowance is forfeited. There is uncertainty about the timing of these outflows but with the information available and assumption that eligible employees will not be terminated due to misconduct, as at December 31, 2013, the Company had accrued a total liability of $629,554 (December 31, 2012 - $490,280).

The following table summarizes information about changes to the Company’s employee retention allowance during year ended December 31, 2013.

	2013	2012
Balance at beginning of year	$490,280	$335,720
Additions	139,274	154,560
Paid to employees	-	-
Balance at December 31, 2013	$629,554	$490,280

Of the $139,274 accrued during the year ended December 31, 2013, $62,958 (December 31 2012 - $82,000) was capitalized to exploration and evaluation expenditures.

Loncor Resources Inc.
Notes to Consolidated Financial Statements
As at and for the years ended December 31, 2013 and 2012
(Expressed in U.S. dollars, except for per share amount)

18.	Income taxes

The following table reconciles the income taxes calculated at statutory rates with the income tax expense in the statement of comprehensive (loss) income:

	Years Ended December 31,
	2013	2012	2011
	$	$	$
Net income (loss) for the year	(28,037,589)	(2,026,500)	726,183
Combined federal and provincial income tax rates	26.50%	26.51%	28.25%
Income tax recovery at Canadian federal and provincial statutory rates	(7,429,961)	(537,225)	205,147

Non deductible expenses	194,085	60,700	(1,209,035)
Share issue costs	-	-	(294,900)
Difference between Canadian rates and rates applicable to subsidiary in the Foreign Jurisdictions	(903,234)	-	11,303
Change in tax rate	-	(158,197)	121,103
Foreign exchange differences	-	-	10,910
Expired losses		192,365	-
Other	178,738	3,549	(365)
Change in unrecognized deferred tax asset	7,147,235	494,131	1,348,860
Income tax expense	(813,137)	55,323	193,023

The Company has temporary differences of $11,127,913 (December 31, 2012 - $3,800,733, December 31, 2011 - $2,988,064) for which no deferred tax asset is recognized.

The nature and tax effect of the temporary differences giving rise to the deferred income tax assets and liabilities at December 31, 2013, 2012 and 2011 are summarized as follows:

	Years Ended December 31,
	2013	2012	2011
	$	$	$
Non-capital losses carried forward	3,789,924	3,097,895	2,374,267
Financing costs	405,230	660,288	581,285
Fixed assets	51,876	42,550	32,512
Mineral properties	6,880,883	-	-
	11,127,913	3,800,733	2,988,064
Unrecognized deferred tax assets	(11,127,913)	(3,800,733)	(2,988,064)
Deferred tax asset	-	-	-
Mineral properties	-	813,138	757,815
Deferred tax liability	-	813,138	757,815

Loncor Resources Inc.
Notes to Consolidated Financial Statements
As at and for the years ended December 31, 2013 and 2012
(Expressed in U.S. dollars, except for per share amount)

As at December 31, 2013, the Company has available non-capital losses in Canada of approximately $12,194,000 (2012 - $10,262,000) that if not utilized will expire as follows:

2023	32,000
2024	105,000
2025	203,000
2026	320,000
2027	161,000
2028	244,000
2029	826,000
2030	1,863,000
2031	3,178,000
2032	2,669,000
2033	2,593,000
$12,194,000

As at December 31, 2013, the Company has available non-capital losses in the United States of approximately $1,079,000 (2012 - $1,076,500) that if not utilized will expire as follows:

2022	$102,000
2023	277,000
2024	236,000
2025	39,000
2026	158,000
2027	246,000
2028	9,000
2029	5,000
2030	1,000
2031	2,000
2032	2,000
2033	2,000
$1,079,000

