Form 20-F
period 2014-12-31
Loncor Resources Inc.
filed 2015-04-01
CIK 1472619

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

FORM 20-F

[  ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT 1934

For fiscal year ended December 31, 2014

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ______

OR

[  ]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
None

Securities registered pursuant to Section 12(g) of the Act:
Common Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2014:
73,439,732 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes  [  ]  No  [ X ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes  [  ]  No  [ X ]

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes  [ X ]  No  [  ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes  [  ]  No  [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [ X ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board [ X ]	Other [ ]

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
__Item 17   __Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
Yes  [  ]  No  [ X ]

-ii-

LONCOR RESOURCES INC. - FORM 20-F
TABLE OF CONTENTS

-iii-

TABLE OF CONTENTS
(continued)

-iv-

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

A.    Selected Financial Data

The selected consolidated financial information set forth below for each of the five years ended December 31, 2014, 2013, 2012, 2011 and 2010, which is expressed in United States dollars (the Company prepares its financial statements in United States dollars), has been derived from the Company's audited consolidated financial statements as at and for the financial years ended December 31, 2014, 2013, 2012, 2011 and 2010. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board, which differ in certain respects from the principles the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States. The selected consolidated financial information should be read in conjunction with the discussion in Item 5 of this Form 20-F and the consolidated financial statements and related notes thereto filed as part of this Form 20-F under Item 18. Historical results from any prior period are not necessarily indicative of results to be expected for any future period.

		(in $000 except share data)
	2014	2013	2012	2011	2010
Revenue	$ -	$ -	$ -	$ -	$ -
Net income (loss) from operations	(2,903)	(28,038)	(2,027)	726	(5,872)
Net income (loss) for the year	(2,903)	(27,224)	(2,082)	533	(5,990)
Basic and diluted net income (loss) per share	(0.04)	(0.37)	(0.03)	0.01	(0.14)
Current assets	168	844	11,270	14,931	10,635
Exploration and evaluation expenditures	29,591	30,893	48,255	30,090	12,658
Total assets	29,951	32,182	60,274	45,800	23,841
Total liabilities	1,769	1,203	2,488	2,464	7,383
Net assets	28,183	30,979	57,786	43,336	16,459
Share capital	75,715	75,715	75,715	60,045	37,035
Shareholders' equity	28,183	30,979	57,786	43,336	16,459
Weighted average common shares outstanding (in thousands)	73,440	73,440	62,396	57,056	41,558

Exchange Rates

On March 20, 2015, the buying rate in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York, was US$1.00 = Cdn$1.2593. The following table sets forth, for each of the years or, as applicable, months indicated, additional information with respect to the noon buying rate for US$1.00 in Canadian dollars and are based upon the rates quoted by the Federal Reserve Bank of New York.

Rate	2014	2013	2012	2011	2010
Average (1)	1.1083	1.03467	0.9996	0.9858	1.0353

_______________
(1) The average rate means the average of the exchange rates on the last day of each month during the year.

	October	November	December	January	February	March
Rate	2014	2014	2014	2015	2015	2015(1)
High	1.1291	1.1426	1.1644	1.2716	1.2635	1.2803
Low	1.1150	1.1237	1.1343	1.1725	1.2401	1.2439

_______________
(1) Provided for the period from March 1, 2015 to March 20, 2015.

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

An investment in the Company's common shares is considered speculative and involves a high degree of risk due to, among other things, the nature of Loncor's business (which is the exploration of mineral properties), the present stage of its development and the location of Loncor's projects in the Democratic Republic of the Congo (the "DRC"). In addition to the other information presented in this Form 20-F, a prospective investor should carefully consider the risk factors set out below and the other information that Loncor files with the SEC and with Canadian securities regulators before investing in the Company's common shares. The Company has identified the following non-exhaustive list of inherent risks and uncertainties that it considers to be relevant to its operations and business plans. Such risk factors could materially affect the Company's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. As well, additional risks that the Company is unaware of or that are currently believed to be immaterial may become important factors that affect the Company's business.

The Company has not generated revenues from operations, does not have a history of mining operations, and there is no assurance that it will produce revenue, operate profitably or provide a return on investment in the future.

The Company has not generated revenues from operations and there is no assurance that it will produce revenue, operate profitably or provide a return on investment in the future. The Company has only incurred operating losses, and the development of its projects is at an early stage. The Company produced a loss of US$2,902,710 for the year ended December 31, 2014, and, as of that date, the Company’s deficit was US$55,674,246 which casts substantial doubt on the Company’s ability to continue as a going concern. The Company is subject to the risks and challenges experienced by other companies at a comparable stage. These risks include, but are not limited to, continuing losses and the ability to secure adequate financing or to complete corporate transactions to meet the minimum capital required to successfully complete its projects and fund other operating expenses.

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

The auditor’s report issued in respect of the Company’s 2014 annual consolidated financial statements contains an "Emphasis of Matter" which includes the following statement:

"Without qualifying our opinion, we draw attention to Note 2 in the consolidated financial statements which indicates the Company produced a net loss of $2,902,710 for the year ended December 31, 2014 and as of that date the Company’s accumulated deficit was $55,674,246. These conditions, along with other matters as set forth in Note 2, indicate the existence of a material uncertainty related to events or conditions that casts significant  doubt on the Company’s ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty."

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

There is no certainty that expenditures made by Loncor towards the search for and evaluation of mineral deposits will result in discoveries that are commercially viable. In addition, assuming discovery of a commercial ore-body, depending on the type of mining operation involved, several years can elapse from the initial phase of drilling until commercial operations are commenced.

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

The market price of the Company's securities may fluctuate significantly based on a number of factors, some of which are unrelated to the financial performance or prospects of the Company. These factors include macroeconomic developments in North America and globally, market perceptions of the attractiveness of particular industries, short-term changes in commodity prices, other precious metal prices, the attractiveness of alternative investments, currency exchange fluctuation, the political environment in the DRC and the Company's financial condition or results of operations as reflected in its financial statements. Other factors unrelated to the performance of the Company that may have an effect on the price of the securities of the Company include the following: the extent of analytical coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company's securities; lessening in trading volume and general market interest in the Company's securities may affect an investor's ability to trade significant numbers of securities of the Company; the size of the Company's public float may limit the ability of some institutions to invest in the Company's securities; the Company's operating performance and the performance of competitors and other similar companies; the public's reaction to the Company's press releases, other public announcements and the Company's filings with the various securities regulatory authorities; changes in estimates or recommendations by research analysts who track the Company's securities or the shares of other companies in the resource sector; the arrival or departure of key personnel; acquisitions, strategic alliances or joint ventures involving the Company or its competitors; the factors listed in this Form 20-F under the heading "Cautionary Statement Regarding Forward-Looking Statements"; and a substantial decline in the price of the securities of the Company that persists for a significant period of time could cause the Company's securities to be delisted from any exchange on which they are listed at that time, further reducing market liquidity. Furthermore, the voluntary delisting of the Company’s common shares from the NYSE MKT in 2014 could result in a less active market for the Company’s common shares. If there is no active market for the securities of the Company, the liquidity of an investor's investment may be limited and the price of the securities of the Company may decline. If such a market does not develop, investors may lose their entire investment in the Company's securities.

The Company expects that it will be considered a passive foreign investment company or "PFIC".

U.S. holders of common shares should be aware that the Company believes that it was classified as a PFIC during the tax year ended December 31, 2014, and that the Company expects to be a PFIC for its current tax year and may be a PFIC in subsequent tax years. If the Company is a PFIC for any year during a U.S. shareholder’s holding period of the common shares, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distribution, unless the shareholder makes a timely and effective "qualified electing fund" election (“QEF Election”) or a "mark-to-market" election with respect to the common shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. shareholders should be aware that there can be no assurance that the Company will satisfy the record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. shareholders may not be able to make a QEF Election with respect to their common shares. A U.S. shareholder who makes a mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s adjusted tax basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Considerations.” Each U.S. shareholder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

The Company has a history of losses and may never achieve revenues or profitability.

The Company has incurred losses from operations since it became a mineral exploration company in November 2008 and the Company expects to incur losses from operations for the foreseeable future. The Company had an accumulated deficit of US$55,674,246 as of December 31, 2014. The losses do not include capitalized mineral property exploration costs. The Company expects to continue to incur losses unless and until such time as one or more of its properties enter into commercial production and generate sufficient revenues to fund continuing operations. The development of the Company's properties will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultants' analysis and recommendations, the rate at which operating losses are incurred, and the Company's acquisition of additional properties, some of which are beyond the Company's control. There can be no assurance that the Company will ever achieve profitability.

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

The Company is subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the SEC, the Canadian Securities Administrators, the New York Stock Exchange, the Toronto Stock Exchange, and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by the United States Congress, making compliance more difficult and uncertain. For example, on July 21, 2010, the United States Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act, which is expected to result in the SEC adopting rules that will require the Company to disclose on an annual basis certain payments made by the Company, its subsidiaries or entities controlled by it, to the U.S. government and foreign governments, including sub-national governments. The SEC has also adopted rules under the Dodd Frank Act that will require a company filing reports with the SEC to disclose on an annual basis, beginning in 2014, whether certain “conflict minerals” necessary to the functionality or production of a product manufactured by such company originated in the DRC or any adjoining country. The Company currently holds properties located in the DRC. It is possible that the new SEC rules regarding conflict minerals could adversely affect the value of the minerals mined in the DRC, which may impact the value of the Company’s interests in those properties. The Company’s efforts to comply with the Dodd-Frank Act, the rules and regulations promulgated thereunder, and other new rules and regulations have resulted in, and are likely to continue to result in, increased general and administration expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

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

The success of the Company depends on the good faith, experience and judgment of the Company's management and advisors in supervising and providing for the effective management of the business and the operations of the Company. The Company is dependent on a small number of key personnel, the loss of any one of whom could have an adverse effect on the Company. The Company currently does not have key person insurance on these individuals. The Company may need to recruit additional qualified personnel to supplement existing management and there is no assurance that the Company will be able to attract such personnel.

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

Trading of the Company’s common shares in the United States may be effected by its voluntary delisting from the NYSE MKT.

The Company’s common shares are traded exclusively in the United States on the OTCQB tier of the OTC Link and the Company expects that its common shares will be downgraded to the OTC Pink tier of the OTC Link on May 1, 2015. The Company previously traded on the NYSE MKT and the OTCQB (and the OTC Pink) do not require the same level of disclosure and compliance requirements compared to the NYSE MKT. The Company is still, however, required to meet its SEC filing requirements and to meet its Toronto Stock Exchange and Canadian filing, compliance and disclosure requirements.

As the Company’s common shares no longer trade on the NYSE MKT, shareholders will not be able to trade its common shares on the NYSE MKT and certain federal and state securities law exemptions for its common shares would no longer be available. Consequently, the trading market for the Company’s securities in the United States will be limited.

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

In October 2012, the Company completed two financings concurrently, raising total gross proceeds of Cdn$14,799,750. The first financing involved the issuance of 9,245,000 common shares of the Company at a price of Cdn$1.05 per share for aggregate gross proceeds of Cdn$9,707,250. This offering was conducted by a syndicate of investment dealers and was made by way of a short form prospectus filed with securities regulatory authorities in all of the provinces of Canada (other than Québec). The said shares were also offered on a private placement basis in certain jurisdictions outside of Canada. The second financing involved a non-brokered private placement to Newmont of 4,850,000 common shares of the Company at a price of Cdn$1.05 per share for aggregate gross proceeds of Cdn$5,092,500. As of the date of this Form 20-F, Newmont holds 14,550,000 (representing 17.23%) of the outstanding common shares of the Company.

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

As a result of the sharp decline in gold prices in 2013 and the difficult financing prospects for gold exploration companies in general and the Company in particular, the Company substantially reduced exploration efforts at its projects in order to conserve cash. Since the end of September 2013 and to the date of this Form 20-F, the Company has been undertaking mainly assessment of exploration work undertaken earlier in 2013 at Ngayu and selecting prospects at Ngayu requiring further investigation. In addition, new historical data has been obtained and is being assessed for the North Kivu project in order to select target areas for follow up.

In April 2014, Loncor voluntarily delisted from the NYSE MKT LLC.

In February 2015, Peter Cowley stepped down from his roles as President and Chief Executive Officer of the Company for personal reasons. Mr. Cowley has agreed to provide advisory services to Loncor. Arnold T. Kondrat, Executive Vice President and a founding director of the Company, was appointed interim President and Chief Executive Officer of the Company, and the Company will conduct a search for a new President and Chief Executive Officer under the direction of the board of directors of the Company.

In February 2015, the Company closed a non-brokered private placement of 8,000,000 common shares of the Company at a price of Cdn$0.06 per share for proceeds to the Company of Cdn$480,000. In March 2015, the Company closed a non-brokered private placement of 3,000,000 common shares of the Company at a price of Cdn$0.06 per share for proceeds to the Company of Cdn$180,000.

B.     Business Overview

General

Loncor is a Canadian gold exploration company focused on two projects in the DRC, the Ngayu and North Kivu projects. The Ngayu project comprises 13 exploration permits (which permits are held by the Company’s wholly-owned DRC subsidiary) totaling 2,077 square kilometres that cover most of the Ngayu Archaean greenstone belt in Orientale province in the northeast portion of the DRC. The North Kivu project comprises 49 exploration permits owned or controlled by Loncor, covering an area of 13,210 square kilometres in North Kivu province located west of the city of Butembo. Both projects have historic gold production. Additional information with respect to the Company's projects can be found below under "Loncor Mineral Properties".

The Loncor Foundation

In early 2010, the Company established the Loncor Foundation, a registered charity in the DRC, funded by the Company with the goal of improving the quality of life and opportunities for communities near the Company's exploration projects. In meetings and discussions with community representatives, it was determined that the Loncor Foundation would focus primarily on health and education projects. Based on this advice, the Loncor Foundation initiated a number of community projects near the Yindi and Makapela prospects at the Ngayu project and the Manguredjipa prospect at the North Kivu project. These included the construction of a new primary school for 400 students at Yindi, which is attended by approximately 700 students. The Loncor Foundation also donated text and exercise books for teachers and students in 2011 and 2012 and made a donation of 40 hospital beds to two medical clinics in the Yindi area. Loncor Foundation projects at Manguredjipa have included financial support for a community electrification project and the construction of six showers and latrines at the Manguredjipa General Hospital, as well as the donation of a motorbike for use by medical staff at the hospital.

The primary focus of the Loncor Foundation in 2011 and 2012 was the construction of the Bole Bole medical clinic at Makapela. Also in 2012, the Foundation initiated a program to fund the salaries of 12 teachers at the Yindi primary school, eliminating the need for parents to pay tuition costs and increasing enrollment at the school. During 2013, the Loncor Foundation repaired bridges on the road between Yindi and Makapela and continued to fund teachers’ salaries at the Yindi primary school and partially fund operations at the Bole Bole medical clinic. The Foundation’s work was suspended in 2014 having regard to the Company’s financial situation and the need to conserve funds.

Additional information with respect to the Loncor Foundation can be found on the Company's web site at www.loncor.com. The Company has included its website address in this Form 20-F only as an inactive textual reference and does not intend it to be an active link to its website. The contents of the website, and information accessible through it, do not form part of this Form 20-F.

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

Ngayu Project

Certain of the following disclosure relating to the Company’s Ngayu gold project is derived from the independent technical report (the "Ngayu Technical Report") dated May 29, 2012 and entitled "Updated National Instrument 43-101 Independent Technical Report on the Ngayu Gold Project, Orientale Province, Democratic Republic of the Congo" prepared for Loncor by Venmyn Rand (Pty) Ltd ("Venmyn"). A copy of the Ngayu Technical Report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov. The Company has included these website addresses in this Form 20-F only as inactive textual references and does not intend them to be active links to these websites. Unless explicitly noted, the contents of the websites, and information accessible through them, do not form part of this Form 20-F.

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
DRC
CENTRAL AFRICAN REPUBLIC
SUDAN
CAMEROON
Bangui
NGAYU PROJECT
HAUT ZAIRE
Okapi Game Lodge
MANGUREDJIPA PROJECT
Kisangani
Mbandaka
GABON
CONGO
UGANDA
Beni
Butembo
NORD KIVU
Goma
RWANDA
Bukavu
SUD KIVU
BURUNDI
KINSHASA
CABINDA
Brazzaville
Kinshasa
BANDUNDU
KASAI ORIENTAL
MANIEMA
TANZANIA
BAS-ZAIRE
Matadi
KASAI OCCIDENTAL
Kananga
Mbuji-Mayi
SHABA
ANGOLA
Atlantic Ocean
Lubumbashi
ZAMBIA
Scale
300km
15°E
20°E
25°E
30°E
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

Table 1: License Details for the PRs of the Ngayu Project

PR NO.	LICENCE NO.	HOLDER	DATE OF ISSUE	DATE OF EXPIRY	MINERALS	AREA (ha)
1793	NO CAMI/CR/3169/2007	Loncor Resources Congo Sprl	10-Feb-2007	09-Feb-2017	Fe,Au, Sn, Cu, Pt, Ag, W, Co, Nb and Ta	19,454
1794	NO CAMI/CR/3170/2007	Loncor Resources Congo Sprl	10-Feb-2007	09-Feb-2017	Fe,Au, Sn, Cu, Pt, Ag, W, Co, Nb and Ta	19,709
1796	NO CAMI/CR/3172/2007	Loncor Resources Congo Sprl	10-Feb-2007	09-Feb-2017	Fe,Au,Sn, Cu, Pt, Ag, W, Co, Nb and Ta	16,056
1797	NO CAMI/CR/3173/2007	Loncor Resources Congo Sprl	10-Feb-2007	09-Feb-2017	Fe,Au,Sn, Cu, Pt, Ag, W, Co, Nb and Ta	15,631
1798	NO CAMI/CR/3174/2007	Loncor Resources Congo Sprl	10-Feb-2007	09-Feb-2017	Fe,Au,Sn, Cu, Pt, Ag, W, Co, Nb and Ta	18,435
1800	NO CAMI/CR/3176/2007	Loncor Resources Congo Sprl	10-Feb-2007	09-Feb-2017	Fe,Au,Sn, Cu, Pt, Ag, W, Co, Nb and Ta	16,736
1801	NO CAMI/CR/3177/2007	Loncor Resources Congo Sprl	10-Feb-2007	09-Feb-2017	Fe,Au,Sn, Cu, Pt, Ag, W, Co, Nb and Ta	17,160
1802	NO CAMI/CR/3178/2007	Loncor Resources Congo Sprl	10-Feb-2007	09-Feb-2017	Fe,Au,Sn, Cu, Pt, Ag, W, Co, Nb and Ta	16,226
1803	NO CAMI/CR/3179/2007	Loncor Resources Congo Sprl	10-Feb-2007	09-Feb-2017	Fe,Au,Sn, Cu, Pt, Ag, W, Co, Nb and Ta	18,180
1804	NO CAMI/CR/3180/2007	Loncor Resources Congo Sprl	10-Feb-2007	09-Feb-2017	Fe,Au, Sn, Cu, Pt, Ag, W, Co, Nb and Ta	12,318
1805	NO CAMI/CR/3181/2007	Loncor Resources Congo Sprl	10-Feb-2007	09-Feb-2017	Fe,Au, Sn, Cu, Pt, Ag, W, Co, Nb and Ta	17,415
1806	NO CAMI/CR/3182/2007	Loncor Resources Congo Sprl	10-Feb-2007	09-Feb-2017	Fe,Au, Sn, Cu, Pt, Ag, W, Co, Nb and Ta	8,580
1807	NO CAMI/CR/3184/2007	Loncor Resources Congo Sprl	10-Feb-2007	09-Feb-2017	Fe,Au,Sn, Cu, Pt, Ag, W, Co, Nb and Ta	11,808

Surface Rights Owners

According to the DRC laws, the surface rights and the mineral rights pertaining to one property are not separated. Loncor therefore has access to both the surface and mineral rights to the Ngayu project.

Surface Fees and Provincial Taxes

In order to maintain a PR in good standing under DRC law the title holder is required to make annual surface fee and surface tax payments to the State Treasury and the Provincial Tax authorities, respectively. To qualify for permit renewal the applicant must demonstrate that it has paid all surface fees and provincial taxes and has complied with environmental obligations. All surface fees and provincial taxes for the Ngayu project PRs have been paid and the PRs are currently in good standing. In 2014, amounts of US$139,609 and US$10,385 were paid for surface fees and provincial taxes respectively.

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

The DRC Mining Code levies a 2.5% royalty on production of precious metals. Furthermore, the DRC Mining Code stipulates that a 5% free-carried interest be awarded to a Congolese State owned company at no charge. Surface fees for PEs are US$6 per hectare (approximately US$511 per carre), irrespective of commodity.

According to DRC law there is no export duty on marketable products, but a 30% corporate tax rate is applied on corporate profits. Loncor has not entered into any other agreements which could have a material impact on the Ngayu project.

Environmental Liabilities

Loncor currently has no environmental liabilities or penalties pending for the Ngayu project. At this phase of exploration, very little damage has been done to the environment. Trenches dug for sampling purposes are rehabilitated fully once the sampling process has been completed. Similarly, drill pads have been rehabilitated after drilling activities. The exploration camp is built utilising an abandoned historic mining site with as little clearance as possible. Should the project be abandoned for any reason, the locals will be able to use the camp for residential purposes. Loncor does not foresee any significant environmental expenditure at this stage of the project. Each year environmental reports are submitted to the government.

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

Access to the Ngayu project is by poorly maintained dirt tracks. These tracks converge towards a 760 kilometre well-maintained network of gravel roads that connect the towns of Kisangani, Nia-Nia and Butembo. The track between Bomili and Isiro is in extremely poor condition and only accessible by motor bike. The track between Nia-Nia, Wamba and Isiro is also in poor condition, but upgrade plans by the local authorities are in place. Kisangani has a tarred air strip and regularly receives flights from Kinshasa. There is a grass airstrip at Nia Nia and Isiro also has a gravel air strip and receives flights from Kisangani and Bunia. There is a railway running through the town of Isiro, but this is no longer in service.

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

Geological Setting and Mineralization

Regional Geology

Most of the Orientale Province is underlain by an Archaean Basement, called the Upper-Congo Granitoid Complex or Bomu Craton, formerly known as the Upper-Zare Granitoid Massif. This basement is covered by Lower and Upper Kibalian rocks, NeoArchaean in age that consist of volcano-sedimentary formations with intercalations of quartzites and itabirites. The Kibalian rocks have been metamorphosed to greenschist facies and in the project area constitute the greenstone belt. The Neoproterozoic Lindian Supergroup occurs to the south of the area and consists of a sedimentary sequence with a thickness of more than 2,500 metres. The rock types in the sequence are mainly arkoses, sandstones, quartzites, shales and conglomerates.

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

Gold was discovered in the Ngayu belt by Belgian prospectors in the 1920s, and commercial production took place from both primary and secondary sources until the mid-1950s. A summary of the historical production is given in Table 2 below, although production records are incomplete and sketchy and the figures quoted represent only an approximation.

Table 2: Historical Gold Production for the Ngayu Belt (1925 – 1955)

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

Several styles of gold mineralization have been identified in the Ngayu belt and are summarised below:

Shear-zone hosted gold:

➢	Mineralization of shears within BIF, or on the BIF contacts, leading to quartz veining and sulphidation of the BIF and immediate wall-rock, e.g. Adumbi, Makapela Reef 2.
➢	Mineralization of shears within basalts and schists (and to a much lesser extent intermediate intrusives) resulting in discrete auriferous quartz veins with limited wall- rock mineralization, e.g. Makapela Reef 1, and the Yindi vein field.

Disseminated mineralization in BIF:

➢	Sulphidation of BIF by fluids utilizing nearby cross-cutting and parallel structures, such as thrusts and shears e.g. Yindi BIF-hosted mineralization and Nagasa Anomaly 1. This style of mineralization has the potential to form deposits of very large size, e.g. Geita in Tanzania.

Sheeted veins:

➢	Shear zones resulting in auriferous sheeted quartz veins and veinlets developing mainly parallel to the foliation and forming packages over widths of up to 40 metres, often with disseminated mineralization between the veins, e.g. Itali, Mondarabe.

Elluvial/Colluvial deposits:

➢	Artisanal mining of weathered gold mineralization preserved as elluvial or colluvial material, is widespread throughout the belt, particularly in the Imva Fold area and Anguluku.

Alluvial deposits:

➢	Palaeoalluvial deposits are locally exploited by artisanals by digging pits to the basal gravel layer of old river channels, e.g. Nagasa, Mondarabe, Matete.
➢	Exploitation of modern alluvium is widespread throughout the Ngayu belt, and is particularly common in the Imva Fold area.

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

Exploration (2009-2014)

Exploration by Loncor commenced in late 2009 and initially included desktop research, primarily utilising data from the Royal Museum for Central Africa in Terveuren, Belgium and preliminary interpretation of airborne geophysical data, acquired by Rio Tinto in 2007. A base camp was established on the property at Yindi in March 2010. At the beginning of Loncor’s Ngayu project, it was decided to divide the exploration into two concurrent programs:

•	Assessment of areas of known gold mineralization (Yindi and Makapela) with the potential to rapidly reach the drilling stage and provide a mineral resource base for the Company. Soil sampling, augering, rock chip and channel sampling were carried out prior to diamond drilling.
•	Regional programs aimed at assessing the remainder of the then 4,500 km2 land package as quickly and cost effectively as possible, in order to identify and prioritise mineralized target areas for follow-up, and enable less-prospective ground to be relinquished with confidence. This program mainly entailed a regional BLEG (Bulk Leach Extractable Gold) survey and detailed interpretation of regional aeromagnetic data. Both these programs were carried out under the technology consultation services agreement between Loncor and Newmont, which was entered into in February 2011.

Regional Programs

Aeromagnetic Surveys

Rio Tinto commissioned heliborne magnetic and radiometric surveys over the Ngayu belt in July and August 2008, as part of its iron ore exploration programme. Loncor was provided with this data in 2009, under the then terms of the agreement between the two companies. The survey was flown by New Resolution Geophysics, on 200 metre-spaced lines orientated north-south. The average sensor terrain clearance was 32 metres, and tie lines were flown every 2,000 metres. All the greenstone terrain covered by Loncor’s properties was included, with only the areas to the northeast and southwest, which are underlain by granitoids and Lindian cover respectively, excluded from the survey. The aeromagnetic data were interpreted by Newmont in 2011, under the companies’ technology consultation services agreement. Four areas were prioritised as being lithologically and structurally favourable for gold mineralization, as follows:

  The Imva Fold Area, where the BIF has been deformed into a tight regional fold, with strike- parallel faults (probably thrusts) and quartz-diorite intrusives in the fold hinge and on the flanks.
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

Figure 2: Magnetic Map of the Ngayu Concession Showing Licence Boundaries, Prospects, Targets and Old Workings

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

The results for phases 1 and 2 are shown in Figure 3 below. Six high priority (H1-H6), seven medium priority (M1-M7) and four lower priority targets (L1-L4) have been defined based on the BLEG data and the geophysical interpretation. The rationale for selecting these targets is as follows:

•

targets H1, H2, H3 and M1 in Imva Fold area: BIF occurs on the limbs of an WSW- ENE trending fold over a strike length of 25 kilometres. More complex zones of folding locally occur on the limbs of this regional structure, which together with the presence of strike-parallel faulting, form structurally favourable sites for gold mineralization. Clusters of strong BLEG anomalies of up to 1,136 ppb Au are present (compared with background values of <3ppb Au for the general area);

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

•

target H6 (Anguluku Area): the area of anomalous BLEG data is underlain by BIF, and lies at the intersection of the NW-SE trending Yindi structure and E-W, strike- parallel faults. The latter are possibly thrusts which formed due to compression of the Anguluku lithological sequence against a basement dome immediately to the north. The BLEG data suggest that mineralization may have a greater strike extent than the 3 kilometres indicated by artisanal mining in the area;

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

Table 3 below summarises the exploration statistics for the Ngayu work program for the period 2010 – 2014.

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

Table 3: Exploration Statistics for the Ngayu Work Program (2010-2013)
	Activity									Samples
Prospects	Gridd -ing (km)	IP (km)	Trench -ing (m)	Adit Mapp- ing (m)	Other Channel (m)	Auger Drilling		Diamond Drilling		BLE G	Stream Sediment	Soils	Rock	Adit Channel	Trench Channel	Other Channel	Auger	DD	Thin Section
						Holes	(m)	Holes	(m)
Yindi	94.16	23	486.49	208.30	388.70	133	566.90	18	3302.24	16	0	2362	189	227	525	424	558	3526	11
Makapela	189.68	0	0	0	242.46	797	4537.12	84	24058	12	659	4826	197	0	0	287	3381	6201	58
Itali	48.20	0	691.10	29.00	170.45	170	938.55	5	1195.43	0	0	1234	169	31	751	196	649	1450	8
Anguluku	101.28	47.5	439.85	173.00	165.93	126	381.35	0	0	0	560	2549	274	175	454	227	481	0	1
Adumbi	68.80	0	13.00	0	141.90	0	0	0	0	0	0	1787	138	0	20	197	0	0	0
Nagassa	147.68	125.9	432.85	26.70	253.55	750	3489.39	9	2620.65	0		3815	373	34	481	309	3277	1880	11
Mondarabe	157.36	0	375.21	0	489.60	135	542.70	7	1220.50	0	0	4047	362	0	385	580	561	1533	7
Matete	148.84	89	989.20	0	239.39	256	1079.25	0	0	0	0	3856	401	0	1062	330	1110	0	8
Andagbowa	3.04	0	0	0	21.90	0	0	0	0	0	91	89	34	0	0	30	0	0	0
Bleg	0	0	0	0	0	0	0	0	0	711	0	0	71	0	0	0	0	0	0
PROJECT TOTAL	959	285.4	3428	437	2114	236 7	11535	123	32397*	739	1310	24565	2208	467	3678	2580	10017	14590	104

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

The drilled rocks mainly comprise fine grained schists, which petrographic studies show were originally pellitic sediments and tuffs, now metamorphosed to lower greenschist facies. Several units of BIF up to about 15 metres in thickness are interlayered with the schists. The sequence has a consistent NW-SE strike and southwesterly dip of about 75. Gold mineralization occurs both within the BIF and within the schist near the BIF contacts, and is associated with:

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

The Makapela area is underlain by a series of basalts which strike NNE-WSW and dip to the WNW at an average of 85. A mineralogically similar rock with a coarser texture is also common, and has been given the field name dolerite. However, it has gradational contacts with the fine-grained basalt, and is interpreted to represent the central parts of thick flows, rather than intrusive sills. Several units of BIF are interlayered with the basalts, and range up to 13 metres in thickness, although the width is generally less than 6 meters. Quartz porphyry and quartz-feldspar porphyry dykes and sills are also present, and petrographic examination shows that they are quartz-dioritic to tonalitic in composition. In the vicinity of the mineralized zones, these intrusives are generally no more than a few metres in width, and are probably apophyses off a larger porphyry body located about 200 metres to the NW.

Figure 4 Significant Gold Drill Intersections at Yindi Prospect

YINDI PROSPECT DRILLING AND GEOLOGY
2.82m @ 1.08 g/t
3.25m @ 1.31 g/t
6.25m @ 0.70 g/t
0.40m @ 30.70 g/t
2.10m @ 6.68 g/t
1.00m @ 3.75 g/t
1m @ 1.71 g/t
NYDD017
NYDD010
1m @ 1.36 g/t
Average for Yindi main
= 12.90m(10.96m True)
@ 1.20 g/t. 350m Strike
NYDD015
1.00m @ 0.82 g/t
6.00m @ 2.11 g/t
NYDD013
NYDD007
1.88m @ 0.89 g/t
6.28m @ 0.71 g/t
Golgota Workings
NYDD006
21.30m @ 3.31 g/t
6.10m @ 2.52
5.62m @ 1.61 g/t
24.04m @ 1.45 g/t
5.95m @ 2.73 g/t
7.90m @ 1.08 g/t
NYDD014
22.27m @ 2.26 g/t
NYDD016
12.10m @ 1.62 g/t
NYDD011
6.90m @ 1.33 g/t
LEGEND
Drillhole Collars
Anomaly_100ppb_Au
Anomaly_50-100ppb_Au
Golgota Workings
Chlorite Schist
Quartz Vein
Talc Sericite Schist
Felsic Intrusive
Graphitic Schist
Banded Iron Formation

Three styles of mineralization are present at Makapela:

(a) Quartz veins emplaced into shear zones within the basalt sequence, which are either parallel to strike or cross-cut the lithological strike at acute angles. The best developed and economically significant vein (Reef 1) is exploited in the Main pit, and consists of white quartz with irregularly distributed pyrite as disseminations and blebs averaging about 3%. Visible gold is quite common, occurring in 28% of the intersections as isolated specks and small aggregates up to 2 mm across. Reef 1 has been intersected over a strike length of 480 metres and to a vertical depth of 480 metres, and dips to the WNW at 80 - 90. It has an average true width and grade of 2.15 metres @ 11.15 g/t Au.

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

Reef 2 has been intersected on the North pit trend over a strike length of 800 metres, the most significant grades occurring in the northern section over a potential strike length of 480 metres. In this northern area, which has been drilled to a maximum vertical depth of 418 metres, the mineralization has an average true width of 3.52 metres with an average grade of 8.44 g/t Au. Several metres of pervasive chlorite and finely disseminated pyrite occur as an alteration halo to Reef 2, similar to Reef 1. As with Reef 1, Reef 2 shows excellent geological continuity, the altered BIF horizon being intersected in all holes in the expected position. The better developed part of Reef 2 occurs at relatively shallow depths with a plunge of about 10 to the NNE, before assuming a very steep plunge to the SSW. It is possible that the Reef 2 mineralization represents the lower part of a sigmoidal structure, the upper “tail” of which has been lost by erosion.

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

Figure 5 Makapela Main to North Drill Intersections

MAKAPELA MAIN TO NORTH DRILL INTERSECTIONS
Black = Reef Zone only. No Cut-off
Red = 2 g/t Cut-off. Minimum 1.5 m True Width
NMDD017 : Reef 2 not developed. Structure probably represented by pyritic shear zone but no significant values
NMDD013 : 1.16 m (0.83 m True) @ 2.85 g/t (Below Cut-off)
NMDD015 : 6.43 m (4.89 m True) @ 0.60 g/t (Below Cut-off)
NMDD035 : 0.62 m (0.46 m True) @ 3.12 g/t
NMDD052 : 2.34 m (1.77 m True) @ 10.38
NMDD055 : 5.46 m (3.00 m True) @ 13.29
NMDD046 : 1.40 m (0.98 m True) @ 24.74 g/t
NMDD050 : 3.14 m (1.43 m True) @ 3.14 g/t
NMDD002 : 6.76 m (4.30 m True) @ 7.01 g/t
NMDD005 : 7.19 m (4.30 m True) @ 64.00 g/t
NMDD012 : 8.22 m (5.28 m True) @ 9.10 g/t
NMDD019 : 12.45 m (10.62 m True) @ 3.75 g/t
NMDD031 : 10.82 m (7.52 m True) @ 2.66 g/t
NMDD040 : 6.30 m (5.26 m True) @ 3.33 g/t
NMDD033 : 2.91 m (2.91 m True) @ 2.85 g/t
NMDD034 : 4.99 m (3.20 m True) @ 4.08 g/t
NMDD037 : 3.08 m (2.26 m True) @ 2.83 g/t
NMDD008 : 4.35 m (2.85 m True) @ 17.55 g/t
NMDD009 : 5.63 m (2.64 m True) @ 13.79 g/t
NMDD010 : 6.26 m (3.94 m True) @ 17.64 g/t
NMDD011 : 0.92 m (0.36 m True) @ 20.30 g/t
NMDD020 : 4.09 m (2.82 m True) @ 0.81 g/t (Below Cut-off)
NMDD032 : 1.83 m (1.12 m True) @ 9.81 g/t (Upper Splay)
2.75 m (1.89 m True) @ 11.78 g/t (Lower Splay)
North Pit
Main Pit
Reef 1
Reef 2
NMDD053 : 0.45 m (0.29 m True) @ 1.30 g/t (Below Cut-off)
NMDD056 : 6.61 m (3.65 m True) @ 10.65 g/t
NMDD008 : 3.25 m (1.42 m True) @ 14.81 g/t
NMDD033 : 0.93 m (0.78 m True) @ 57.82 g/t
NMDD034 : 4.66 m (2.46 m True) @ 2.23 g/t
NMDD037 : 1.36 m (1.30 m True) @ 10.28 g/t
NMDD021A : 6.56 m (4.05 m true) @ 1.00 g/t g/t
NMDD045 : 2.41 m (1.45 m True) @ 3.17 g/t
NMDD001 : 4.08 m (3.12 m True) @ 13.20 g/t
NMDD007 : 3.91 m (1.40 m True) @ 3.20 g/t
NMDD021 : 2.90 m (2.14 m True) @ 18.67 g/t
NMDD045 : 2.81 m (1.87 m True) @ 3.89 g/t
NMDD021A : 1.42 m (0.77 m True) 18.41 g/t (Below Cut-off)
NMDD024 : 9.22 m (5.93 m True) @ 0.34 g/t (Below Cut-off)
NMDD027 : 0.66 m (2.26 m True) @ 0.10 g/t (Below Cut-off)
NMDD014 : 3.47 m (2.05 m True) @ 24.94 g/t
NMDD016 : 5.74 m (2.11 m True) @ 5.02 g/t
NMDD024 : 3.08 m (2.85 m True) @ 7.09 g/t
NMDD049 : 2.67 m (1.83 m True) @ 10.30 g/t
NMDD001 : 1.76 m (0.06 m True) @ 5.01 g/t
NMDD018 : Reef 1 represented by shear only 2.44 (1.60 m True) @ 1.38 g/t (Below Cut-off)
LEGEND
Drillhole Collars
Quartz Vein (QV)
Artisinal Pits
Scale
100m

Figure 6 Makapela Sele Sele Drill Intersections

MAKAPELA SELE SELE INTERSECTIONS
Black = Reef Zone only. No Cut-off
NMDD025 4.29 m (3.38 m True) @ 1.56 g/t
1.97 m (1.50 m True) @ 2.13 g/t
NMDD025
NMDD026
NMDD041
Abandoned (Bad ground)
NMDD028
NMDD030
NMDD003
NMDD004
Sele Sele Pit
NMDD028 : 9.22 m (6.74 m True) @ 2.45 g/t
NMDD030 : 1.08 m (0.98 m True) @ 4.03 g/t
NMDD003 : 12.40 m (6.74 m True) @ 4.39 g/t
NMDD004 : 19.70 m (4.36 m True) @ 3.27 g/t
NMDD036
NMDD038
3.91 m (3.93 m True) @ 2.76 g/t
3.55 m (2.29 m True) @ 2.57 g/t
NMDD0022
NMDD0023
NMDD022 : 8.45 m (5.54 m True) @ 2.48 g/t
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

The main mineralized zone consists of quartz veins and veinlets within basalt, overlain by graphitic schist. Two lower-grade zones occur in the vicinity of the basalt/schist contact. The main mineralized zone of 38.82 metres at 2.66 g/t Au, dips at 52 to the north, strikes east-west, and correlates closely with the trench intersection. The rock is completely oxidised to a vertical depth of 110 metres below surface.

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

Sample Preparation, Analyses and Security

Section 10 of the Ngayu Technical Report (which section is entitled “Sample Preparation, Analyses and Security”) is filed as an exhibit to and incorporated by reference into, and forms part of, this Form 20-F. A copy of the Ngayu Technical Report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Data Verification

Section 11 of the Ngayu Technical Report (which section is entitled “Data Verification”) is filed as an exhibit to and incorporated by reference into, and forms part of, this Form 20-F. A copy of the Ngayu Technical Report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

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

Table 7: Makapela Indicated Mineral Resources (with an effective date of April 9, 2013)

Cut-off Grade (g/t Au)	Average Grade (g/t Au)	Tonnes (Mt)	Gold Content (Ounces)
1.00	7.45	2.683	643,000
2.00	8.14	2.407	629,700
2.75*	8.66	2.205	614,200
3.00	8.87	2.130	607,200
4.00	9.97	1.764	565,500

Minimum mining true thickness of 1.5 metres. *Cut-off grade estimated using a US$1,500/ounce gold price with appropriate cost parameter assumptions for mining and other economic factors.

Table 8: Makapela Inferred Mineral Resources (with an effective date of April 9, 2013)

Cut-off Grade (g/t Au)	Average Grade (g/t Au)	Tonnes (Mt)	Gold Content (Ounces)
1.00	3.49	6.944	779,800
2.00	4.29	4.900	675,900
2.75*	5.30	3.223	549,600
3.00	5.69	2.781	508,700
4.00	7.26	1.640	382,600

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

Exploration Plans at Ngayu

During 2014, no drilling was undertaken and the Yindi camp was put on care and maintenance due to funding constraints.

The status of exploration, exploration potential and recommended future exploration programs are summarised for the various prospects at Ngayu as follows, subject to sufficient funding being available for the Company:

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
2. Drill testing of anomalies.
3. Completion of preliminary economic assessment.

Other: IP to locate possible mineralized parts of the quartz- porphyry, followed by auger drilling and diamond drilling

Prospect	Exploration Status	Exploration Potential	Next Steps
Yindi	Outline drilling on main soil anomaly (18 holes) demonstrates potential for delineation of a mineral resource.	Drilled zone is open-ended to SE. Two adjacent IP anomalies not drill tested.
Kputuka adit (10.30 metres @ 4.12 g/t Au) not drill tested.
		Possibility of disseminated & stockwork mineralization in La Grace area.	Additional drilling on main zone for inferred resources and to close off in SE. Drill test IP targets and Kputuka adit. IP surveys in La Grace area.
Nagasa	Preliminary drilling of IP anomalies (9 holes). Intersections include: 3.72 metres @ 3.17 g/t Au 0.76 metres @ 9.03 g/t Au 0.41 metres @ 27.40 g/t Au	The Anomaly 1 structure has an open-ended strike of >6 kilometres, with gold mineralization indicated by rock chip sampling, widespread auriferous colluvium, and drilling. Only three widely-spaced lines drilled; all have strong hydrothermal alteration, and two have Au mineralization.	Systematic pole-dipole IP to define the more highly altered sections of the 6 kilometre zone (possible use of 3D IP). Wider- spaced IP to test strike extensions. Outline drilling of IP anomalies.
Mondarabe	Preliminary drilling of 2 soil anomalies (7 holes). Intersections include: 10.46 metres @ 2.01 g/t Au 3.52 metres @ 3.54 g/t Au 2.14 metres @ 31.15 g/t Au	1. Northern anomaly: two zones of workings with a combined strike of
1.6 kilometres, only one of which has been drilled on two lines. Possible strike extensions under transported cover.

2. Southern anomaly: underlain by S-fold in BIF. Two southerly limbs
		of the fold covered by colluvium and not yet drill tested.	Additional drilling on the northern anomaly. IP to test for strike extensions under cover. Drilling on the southern part of the S-folded BIF.
Itali	Preliminary drilling over a strike of 480 metres (5 holes on 3 lines). Intersections include:

38.82 metres @ 2.66 g/t Au

21.20 metres @ 0.68 g/t Au

14.70 metres @ 1.68 g/t Au

	3.95 metres @ 19.50 g/t Au	Mineralization open-ended to E, with 340 metres of potential strike before Kilogold boundary. Also possibly open-ended to W, under transported cover	IP to cover potential strike extensions. Additional drilling to test strike extensions and establish orientation and extension of plunging shoots
Matete	Soil geochemistry, rock chip sampling, augering, trenching in N and E. IP over lithostructurally favourable areas with transported overburden in SW.	7 drill targets proposed by Newmont based on IP anomalies. Extensive alluvial mining in E with source not yet located.	Prioritise and drill test IP anomalies in SW Additional IP in E.

Prospect	Exploration Status	Exploration Potential	Next Steps
Anguluku	Detailed stream sediment sampling. Soil geochemistry, rock chip sampling, augering, trenching (but problems with transported overburden). IP in geochemically anomalous areas.	Strong stream sediment anomalies associated with NW structure. Disseminated mineralization sampled within schists (e.g. trench with 5 metres @ 5.5 g/t Au). Well-defined IP chargeability anomalies associated with E-W structures and anomalous rock- chips.	Drill test IP anomalies.

North Kivu Project

Loncor owns or controls a contiguous block of 49 exploration permits (or "PRs") covering an area of 13,210 square kilometers to the northwest of Lake Edward in the North Kivu province in the DRC. The areas covered by these PRs are located between the two major gold belt terrains of the DRC: the Twangiza-Namoya gold belt, owned by Banro Corporation, and the Kilo-Moto gold belt, previously controlled by Moto Gold and now owned by Randgold and Anglogold Ashanti. In addition to gold, there are a number of alluvial platinum occurrences in the project area, including the type locality for the platinum selenide mineral luberoite near Lubero. To date, no primary source has been found for the alluvial platinum occurrences. Due to the security situation, all but two of the North Kivu PRs are currently under force majeure.

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

In order to maintain a PR in good standing the title holder is required to make annual surface fee and surface tax payments to the State Treasury and the Provincial Tax authorities, respectively. However, all but two of the 49 PRs comprising the North Kivu Project are under force majeure where no fees or taxes are payable during the force majeure period.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Manguredjipa project area occurs to the south of the Mobissio and Mutumbi highland ridge which trends northwest-southeast across the region. This elevated ridge forms the main watershed of the region. Topographically the area is hilly with deeply incised valleys with an average elevation of 1,000 mamsl, ranging from 700 mamsl to 1,500 mamsl. The hilltops rise more than 50 metres above the surrounding drainage basins and in the western Lenda-Biaboy basins the hills are steeply sided with slope angles of up to 35. The hills in the southern Eohe basin are less steeply sided, with slopes of 15.

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

The regional geological history of the DRC is directly relevant to the prospectivity of the North Kivu region. Several broad geological terrains occur in the North Kivu and South Kivu districts with specific, genetically related metallogenic provinces. The northern area consists of an Archaean greenstone belt and granite-gneiss basement (3.5 -3.2Ga), while the central and southern parts are comprised of Mesoproterozoic (1.6Ga -950Ma) mobile belts formed during the Kibaran orogeny dated at 1,400-950Ma.

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

During 2008, Venmyn carried out an analysis on historical stream sediment sampling data from the Manguredjipa project. This analysis was graphically presented utilising Surfer software to create a grade model of the Manguredjipa and surrounding environs. The Surfer model of gold grade distribution for Manguredjipa showed a clear zone of anomalously high gold grades developed across the area trending in a southwest-northeast direction. The background gold grades range between 0.2 to 1.0g/m 3 and the anomalous areas reach a maximum of 4.2g/m 3.

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

  9,490 metres of soil gridding;
  1,308 metres of trenching;
  130 metres of adit mapping; and
  260 metres of other channel mapping.
  35 stream samples;
  58 Bulk Leach Extractable Gold (BLEG) samples;
  2,385 soil samples;
  1,669 rock grab samples;
  130 adit channel samples;
  818 trench channel samples; and
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

2013 and 2014 Exploration Activities at Manguredjipa

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

Qualified Person

William R. Wilson, a director of the Company and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed has reviewed and approved the technical information in this Form 20-F relating to the Company’s mineral projects.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

See the management's discussion and analysis of the Company for the year ended December 31, 2014 incorporated by reference into this Form 20-F as Exhibit 15.1.

A.    Operating Results

See the management's discussion and analysis of the Company for the year ended December 31, 2014 incorporated by reference into this Form 20-F as Exhibit 15.1.

B.    Liquidity and Capital Resources.

See the management's discussion and analysis of the Company for the year ended December 31, 2014 incorporated by reference into this Form 20-F as Exhibit 15.1.

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

E.    Off-Balance Sheet Arrangements.

The Company does not have any off-balance sheet arrangements.

F.    Tabular Disclosure of Contractual Obligations

The following information is as of December 31, 2014:

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	-	-	-	-	-
Capital (finance) lease obligations	-	-	-	-	-
Operating lease obligations	-	-	-	-	-
Purchase obligations	-	-	-	-	-
Other long-term liabilities	-	-	-	-	-
Total	-	-	-	-	-

G.    Safe Harbor

Not applicable.

Item 6.	Directors, Senior Management and Employees

A.    Directors and Senior Management

The directors and senior management of the Company are as follows:

Served as a
Name	Current Position(s) with the Company	Director Since

Arnold T. Kondrat	President, Chief Executive Officer and a director	August 24, 1993

Donat K. Madilo	Chief Financial Officer	Not applicable

Fabrice Matheys	General Manager, DRC	Not applicable

Geoffrey G. Farr	General Counsel and Corporate Secretary	Not applicable

Maurice J. Colson (1) (2)	Director	March 31, 2011

Richard J. Lachcik (1) (2)	Director	June 29, 1998

William R. Wilson (1) (2)	Director	July 15, 1997

(1)	Member of the audit committee of the board of directors of the Company.

(2)	Member of the compensation committee of the board of directors of the Company.

Arnold T. Kondrat - Mr. Kondrat is the Company's principal founder and has over 30 years of management experience in the resource exploration industry. During this time he has been an officer and director of a number of publicly-traded resource exploration companies, in both Canada and the United States. Mr. Kondrat is the principal founder, and Executive Vice President and a director, of Banro Corporation (a gold mining company listed on the Toronto Stock Exchange and the NYSE MKT LLC with projects in the eastern DRC). He is also the principal founder, Chief Executive Officer, President and a director of Gentor Resources Inc. (a mineral exploration company listed on the TSX Venture Exchange), and Delrand Resources Limited (a mineral exploration company listed on the Toronto Stock Exchange and the JSE) and President of Sterling Portfolio Securities Inc. (a private venture capital firm based in Toronto).

Donat K. Madilo – Mr. Madilo has over 25 years of experience in accounting, administration and finance in the DRC and North America. He is Senior Vice President, Commercial and DRC Affairs of Banro Corporation, Chief Financial Officer of Gentor Resources Inc. and Treasurer of Delrand Resources Limited. Mr. Madilo’s previous experience includes being the Chief Financial Officer of Banro Corporation, director of finance of Coocec-ceaz (a credit union chain in the DRC) and senior advisor at Conseil Permanent de la Comptabilité au Congo, the accounting regulation board in the DRC. He holds a Bachelor of Commerce (Honours) degree from Institut Supérieur de Commerce de Kinshasa, a B.Sc. (Licence) in Applied Economics from University of Kinshasa and a Masters of Science in Accounting (Honours) from Roosevelt University in Chicago.

Fabrice Matheys – Mr. Matheys is a professional geologist with more than 21 years of experience in Africa. Prior to his role with Loncor, Mr. Matheys served as Exploration Geologist for De Beers in Botswana, West Africa and South Africa and spent eight years as Exploration Manager in the DRC with exploration programs focused on gold, diamonds, niobium and tungsten.

Geoffrey G. Farr – From February 2011 to present, Mr. Farr has been Vice President, General Counsel and Corporate Secretary of Banro Corporation, and Corporate Secretary of each of Loncor, Gentor Resources Inc. and Delrand Resources Limited. He is also a director of Delrand Resources Limited. Prior to February 2011, Mr. Farr practised corporate and securities law in Toronto for 17 years, which included extensive experience in representing public companies. He holds a LL.B. from the University of Ottawa and a B.Comm. from Queen’s University.

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

The following directors of the Company are presently directors of other issuers that are public companies:

Name of Director	Names of Other Issuers

Maurice J. Colson	Hornby Bay Mineral Exploration Ltd.
Stetson Oil & Gas Ltd.
Delrand Resources Limited
Banro Corporation
Aberdeen International Inc.

Arnold T. Kondrat	Delrand Resources Limited
Gentor Resources Inc.

Richard J. Lachcik	Cerro Grande Mining Corporation
Gentor Resources Inc.

William R. Wilson	Delrand Resources Limited
Gentor Resources Inc.

Other than the board of directors, the Company does not have an administrative, supervisory or management body.

B.    Compensation

Named Officers

Summary Compensation Table

The following table sets forth certain information with respect to compensation paid to the officers of the Company set out in the following table (the "NEOs") for the financial year ended December 31, 2014.

Name and Principal Position	Year	Salary (US$)	Share-based awards (US$)	Option-based awards (3) (US$)	Non-equity incentive plan compensation - Annual Incentive Plan (US$)	All other Compensation (US$)	Total Compensation (US$)
Peter N. Cowley (1) Chief Executive Officer and President	2014	Nil	N/A	N/A	Nil	$6,000 (4)	$6,000

Name and Principal Position	Year	Salary (US$)	Share-based awards (US$)	Option-based awards (3) (US$)	Non-equity incentive plan compensation - Annual Incentive Plan (US$)	All other Compensation (US$)	Total Compensation (US$)
Donat K. Madilo Chief Financial Officer	2014	Nil	N/A	N/A	Nil	Nil	Nil
Arnold T. Kondrat (1) Executive Vice President	2014	$108,648(2)	N/A	N/A	Nil	$35,238 (5)	$143,886
Fabrice Matheys General Manager, DRC	2014	$117,600	N/A	N/A	Nil	$16,059 (6)	$133,659
Geoffrey G. Farr General Counsel and Corporate Secretary	2014	$48,000	N/A	N/A	Nil	$4,000 (7)	$52,000

(1)

Mr. Cowley stepped down as Chief Executive Officer and President of the Company in February 2015. Mr. Kondrat was appointed interim Chief Executive Officer and President of the Company in February 2015.

(2)

The salary for Mr. Kondrat is paid in Canadian dollars. The U.S. dollar amount set out in the above table for the salary of Mr. Kondrat was calculated using an average exchange rate for 2014 of Cdn$1.00 = US$0.9054.

(3)	No stock options were granted by the Company in 2014.

(4)	This amount represents life and medical insurance premiums paid by the Company.

(5)	These amounts represent accrued Retention Allowance (as such term is defined below) of US$9,054 and life insurance premiums paid by the Company of US$26,184.

(6)	This amount represents accrued Retention Allowance of US$9,800 and life and medical insurance premiums paid by the Company of US$6,259.

(7)	This amount represents accrued Retention Allowance.

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

Incentive Plan Awards

The following table provides details regarding outstanding option and share-based awards held by the NEOs as at December 31, 2014:

Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (2) ($)	Option expiration date	Aggregate value of unexercised in-the-money options (3) (US$)	Number of shares or units that have not vested (#)	Market or payout value of share- based awards that have not vested (US$)
Peter N. Cowley	Dec. 12, 2012	250,000	Cdn$1.05 (US$0.91)	Dec. 12, 2017	Nil	N/A	N/A
	Jan. 28, 2011	150,000	Cdn$2.69 (US$2.32)	Jan. 28, 2016	Nil	N/A	N/A
Donat K. Madilo	Dec. 12, 2012	100,000	Cdn$1.05 (US$0.91)	Dec. 12, 2017	Nil	N/A	N/A
	Jan. 28, 2011	50,000	Cdn$2.69 (US$2.32)	Jan. 28, 2016	Nil	N/A	N/A
	Mar. 11, 2010	50,000	Cdn$1.25 (US$1.08)	Mar. 11, 2015	Nil	N/A	N/A
Arnold T. Kondrat	Dec. 12, 2012	250,000	Cdn$1.05 (US$0.91)	Dec. 12, 2017	Nil	N/A	N/A
	Jan. 28, 2011	150,000	Cdn$2.69 (US$2.32)	Jan. 28, 2016	Nil	N/A	N/A
Fabrice Matheys	Dec. 12, 2012	80,000	Cdn$1.05 (US$0.91)	Dec. 12, 2017	Nil	N/A	N/A
	Jan. 28, 2011	50,000	Cdn$2.69 (US$2.32)	Jan. 28, 2016	Nil	N/A	N/A
	Mar. 11, 2010	100,000	Cdn$1.25 (US$1.08)	Mar. 11, 2015	Nil	N/A	N/A
Geoffrey G. Farr	Dec. 12, 2012	100,000	Cdn$1.05 (US$0.91)	Dec. 12, 2017	Nil	N/A	N/A
	Jan. 11, 2011	100,000	Cdn$2.45 (US$2.11)	Jan. 11, 2016	Nil	N/A	N/A
	Mar. 11, 2010	50,000	Cdn$1.25 (US$1.08)	Mar. 11, 2015	Nil	N/A	N/A

(1)	1/4 of the stock options granted to each optionee vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.

(2)

The exercise price of each of the stock options held by the officers is in Canadian dollars. The U.S. dollar figures set out in this column of the table were calculated using the noon exchange rate on December 31, 2014 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.862.

(3)

This is based on (a) the last closing sale price per share of the Company’s common shares as at December 31, 2014 of Cdn$0.04 as reported by the Toronto Stock Exchange, and (b) converting that price into a price of US$0.03 using the noon exchange rate on December 31, 2014 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.862.

The following table provides details regarding outstanding option-based awards, share-based awards and non-equity incentive plan compensation held by the NEOs, which vested and/or were earned during the year ended December 31, 2014:

Incentive plan awards - value vested or earned during the year
Name	Option-based awards - Value vested during the year (1) (US$)	Share-based awards - Value vested during the year (US$)	Non-equity incentive plan compensation - Value earned during the year (US$)
Peter N. Cowley	Nil	N/A	N/A
Donat K. Madilo	Nil	N/A	N/A
Arnold T. Kondrat	Nil	N/A	N/A
Fabrice Matheys	Nil	N/A	N/A
Geoffrey G. Farr	Nil	N/A	N/A

(1)	Identifies the aggregate dollar value that would have been realized by the officer if the officer had exercised all options exercisable under the option-based award on the vesting date(s) thereof.

Non-Executive Directors

The directors of the Company were not paid any fees by the Company during the financial year ended December 31, 2014 for their services in their capacity as directors. The Company's directors are entitled to receive stock option grants under the Company's Stock Option Plan, as recommended by the compensation committee and determined by the board of directors of the Company (the "Board"). The exercise price of such stock options is determined by the Board, but shall in no event be less than the last closing price of the Company’s common shares on the Toronto Stock Exchange prior to the date the stock options are granted. No stock options were granted by the Company in 2014.

During the financial year ended December 31, 2014, the Company incurred legal expenses (and related costs) of Cdn$60,049 (or US$54,369 based on an average exchange rate for 2014 of Cdn$1.00 = US$0.9054) to Norton Rose Fulbright Canada LLP (which acts as legal counsel to the Company). Richard J. Lachcik, a director of the Company, is a partner of Norton Rose Fulbright Canada LLP.

All directors receive reimbursement for reasonable out-of-pocket expenses related to their attendance at meetings or other expenses incurred for Company purposes.

Incentive Plan Awards

The following table provides details regarding the outstanding option and share based awards held as at December 31, 2014 by the directors of the Company other than Messrs. Cowley and Kondrat. See "Named Officers - Incentive Plan Awards" above for details regarding the outstanding stock options held by Messrs. Cowley and Kondrat as at December 31, 2014.

Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (2) ($)	Option expiration date	Aggregate value of unexercised in-the-money options (3) (US$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (US$)
Maurice J. Colson	Dec. 12, 2012	50,000	Cdn$1.05 (US$0.91)	Dec. 12, 2017	Nil	N/A	N/A
	April 6, 2011	50,000	Cdn$2.69 (US$2.32)	April 6, 2016	Nil	N/A	N/A
Richard J. Lachcik	Dec. 12, 2012	50,000	Cdn$1.05 (US$0.91)	Dec. 12, 2017	Nil	N/A	N/A
	Jan. 28, 2011	50,000	Cdn$2.69 (US$2.32)	Jan. 28, 2016	Nil	N/A	N/A
William R. Wilson	Dec. 12, 2012	50,000	Cdn$1.05 (US$0.91)	Dec. 12, 2017	Nil	N/A	N/A
	Jan. 28, 2011	50,000	Cdn$2.69 (US$2.32)	Jan. 28, 2016	Nil	N/A	N/A

(1)	1/4 of the stock options granted to each optionee vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.

(2)

The exercise price of each of the stock options held by the directors is in Canadian dollars. The U.S. dollar figures set out in this column of the table were calculated using the noon exchange rate on December 31, 2014 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.862.

(3)

This is based on (a) the last closing sale price per share of the Company’s common shares as at December 31, 2014 of Cdn$0.04 as reported by the Toronto Stock Exchange, and (b) converting that price into a price of US$0.03 using the noon exchange rate on December 31, 2014 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.862.

The following table provides details regarding outstanding option-based awards, share-based awards and non-equity incentive plan compensation in respect of the directors of the Company other than Messrs. Cowley and Kondrat, which vested and/or were earned during the year ended December 31, 2014. See "Named Officers - Incentive Plan Awards" above for details regarding the outstanding option-based awards, share-based awards and non-equity incentive plan compensation in respect of Messrs. Cowley and Kondrat, which vested and/or were earned during the year ended December 31, 2014.

Incentive plan awards - value vested or earned during the year
Name	Option-based awards - Value vested during the year (2) (US$)	Share-based awards - Value vested during the year (US$)	Non-equity incentive plan compensation - Value earned during the year (US$)
Kevin R. Baker (1)	Nil	N/A	N/A
Maurice J. Colson	Nil	N/A	N/A
Richard J. Lachcik	Nil	N/A	N/A
William R. Wilson	Nil	N/A	N/A

(1)	Mr. Baker resigned as a director of the Company in March 2014.

(2)	Identifies the aggregate dollar value that would have been realized by the director if the director had exercised all options exercisable under the option-based award on the vesting date(s) thereof.

Other Information

The Company maintains directors' and officers' liability insurance for the benefit of directors and officers of the Company carrying coverage in the amount of Cdn$5,000,000 as an aggregate limit of liability in each policy year. The total annual premium payable by the Company for the policy is Cdn$21,060 and there is no deductible.

Neither the Company nor its subsidiaries provides pension, retirement or similar benefits.

C.    Board Practices

Each director of the Company holds office until the close of the next annual meeting of shareholders of the Company following his election or appointment, unless his office is earlier vacated in accordance with the by-law of the Company. See Item 6.A. of this Form 20-F for the dates the directors of the Company were first elected or appointed to the Board.

Employment Contracts with Executive Officers – Termination Benefits

There is no contract, agreement, plan or arrangement that provides for payments to an executive officer of the Company at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Corporation or a change in an executive officer's responsibilities, other than the Retention Allowance discussed above. However, the Board may, in its sole discretion, accelerate the vesting of currently outstanding stock options granted under the Company’s Stock Option Plan in the event a take-over bid is made for the common shares of the Company, any change of control of the Company occurs or any other transaction involving the Company occurs (see "Named Officers - Incentive Plan Awards" under Item 6.B. of this Form 20-F with respect to the stock options of the Company held by the NEOs; see also "Incentive Stock Option Plan" under Item 6.E. of this Form 20-F regarding the terms of the Company’s Stock Option Plan).

Audit Committee

The Board has an audit committee (the "Audit Committee"), the members of which are Maurice J. Colson, Richard J. Lachcik and William R. Wilson. Each of Mr. Colson and Mr. Wilson is independent within the meaning of Canadian National Instrument 52-110 - Audit Committees ("NI 52-110") and Section 803A of the NYSE MKT Company Guide. Mr. Lachcik is not "independent" within the meaning of NI 52-110 or Section 803A of the NYSE MKT Company Guide, as he is a partner of Norton Rose Fulbright Canada LLP which acts as legal counsel to the Company. At no time since the commencement of the Company's financial year ended December 31, 2014 was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board. Each member of the Audit Committee is "financially literate" within the meaning of NI 52-110. The Audit Committee's charter is incorporated by reference into this Form 20-F as Exhibit 1.3.

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

D.    Employees

The following sets out the number of employees which the Company and its subsidiaries had as at December 31, 2014, December 31, 2013 and December 31, 2012, providing a breakdown of these employees by location:

	Dec. 31,	Dec. 31,	Dec. 31,
Location	2014	2013	2012

Loncor office in Toronto, Canada	3	7	7

Loncor office in Beni, DRC	6	6	18

Loncor office in Kinshasa, DRC	2	4	6

Ngayu project	11	23	64

North Kivu project	-	-	-
Totals:	22	40	95

Neither the Company nor any of its subsidiaries has any unionized employees.

Neither the Company nor any of its subsidiaries employ a significant number of temporary employees.

E.    Share Ownership

The following table sets out the number of common shares of the Company held by the Company's directors and NEOs as of March 20, 2015 (including the percentage of the Company's outstanding common shares represented by such shares). See Item 6.B. of this Form 20-F for information regarding the stock options of the Company held by the Company's directors and NEOs.

		Percentage of
	Number of Common	Outstanding
Name	Shares Owned	Common Shares

Maurice J. Colson	Nil	Nil

Geoffrey G. Farr	105,000	0.12%

Arnold T. Kondrat	14,300,818	16.94%

Richard J. Lachcik	11,666	0.01%

Donat K. Madilo	100,000	0.12%

Fabrice Matheys	Nil	Nil

William R. Wilson	3,333	0.004%

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

(b)

The number of common shares of the Company reserved from time to time for issuance to optionees pursuant to stock options granted under the Plan shall not exceed 8,000,000 common shares (as at the date of this Form 20-F, there are outstanding under the Plan 2,510,000 stock options entitling the holders to purchase an aggregate of 2,510,000 common shares of the Company (which is equal to 2.97% of the number of common shares of the Company which are outstanding as at the date of this Form 20-F), such that the number of new stock options currently available for future grants under the Plan is stock options to purchase an aggregate of 5,490,000 common shares of the Company (which is equal to 6.5% of the number of common shares of the Company which are outstanding as at the date of this Form 20-F).

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

(g)

Unless otherwise determined by the Board at the time of the granting of the stock options, one- quarter of the stock options granted to an optionee vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.

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

A.    Major Shareholders

To the knowledge of management of the Company, based on a review of publicly available filings as at March 20, 2015, the following are the only persons or companies who beneficially own 5% or more of the outstanding common shares of the Company.

	Number of Common	Percentage of Outstanding
Name of Shareholder	Shares Owned	Common Shares (1)

Newmont Canada FN Holdings ULC (2)	14,550,000	17.23%

Arnold T. Kondrat (3)	14,300,818	16.94%

Geologic Resource Partners LLC	6,474,562	7.67%

Kevin R. Baker (4)	6,164,331	7.3%

JPMorgan Chase & Co. (5)	5,111,081	6.05%

RBC Global Asset Management Inc. (6)	4,526,738	5.36%

(1)	The information in this column of the table is based on the number of common shares of the Company outstanding as at March 20, 2015.

(2)

See Item 4A. of this Form 20-F ("History and Development of the Company") which sets out the transactions pursuant to which Newmont Canada FN Holdings ULC acquired the common shares of the Company currently held by it as reflected in the above table.

(3)

Mr. Kondrat is Chief Executive Officer, President and a director of the Company. As at March 25, 2014, Mr. Kondrat held 10,300,818 (or 14.03%) of the outstanding common shares of the Company. As at March 22, 2013, Mr. Kondrat held 10,208,418 (or 13.90%) of the outstanding common shares of the Company. As at March 23, 2012, Mr. Kondrat held 9,446,018 (or 15.92%) of the outstanding common shares of the Company.

(4)

Mr. Baker was a director of the Company until his resignation in March 2014. As at March 25, 2014, Mr. Baker held 6,164,331 (or 8.39%) of the outstanding common shares of the Company. As at March 22, 2013, Mr. Baker held 7,164,331 (or 9.76%) of the outstanding common shares of the Company. As at March 23, 2012, Mr. Baker held 7,164,331 (12.07%) of the outstanding common shares of the Company.

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

As of March 20, 2015, based on the Company’s shareholders’ register, there were 84 shareholders of record of the Company’s common shares in the United States, holding 12.48`% of the outstanding common shares of the Company.

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

Newmont is currently the Company’s largest shareholder, holding 14,550,000, or 17.23%, of the outstanding common shares of the Company.

In February 2015, the Company closed a non-brokered private placement of 8,000,000 common shares of the Company at a price of Cdn$0.06 per share for proceeds to the Company of Cdn$480,000. Arnold T. Kondrat purchased 3,500,000 of the shares issued under this placement. In March 2015, the Company closed a non-brokered private placement of 3,000,000 common shares of the Company at a price of Cdn$0.06 per share for proceeds to the Company of Cdn$180,000. Mr. Kondrat purchased 500,000 of the shares issued under this placement. Mr. Kondrat is President, Chief Executive Officer and a director of the Company and, taking into account the shares acquired under the said two placements, now holds 14,300,818 (or 16.94%) of the outstanding common shares of the Company.

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

B.    Significant Changes

There have been no significant changes in the affairs of the Company since the date of the audited annual consolidated financial statements of the Company as at and for the year ended December 31, 2014, other than as discussed in this Form 20-F.

Item 9.	The Offer and Listing

A.    Offer and Listing Details

The Company's common shares (a) are listed for trading on the Toronto Stock Exchange (the "TSX") under the symbol "LN", and (b) were listed for trading on the NYSE MKT LLC until April 24, 2014 (under the symbol "LON") and have been traded in the United States on the OTCQB tier of the OTC Link since April 25, 2014 under the symbol "LONCF". The Company's common shares commenced trading on the TSX on April 26, 2013. Prior to April 26, 2013, such shares traded on the TSX Venture Exchange (the "TSX-V").

Toronto Stock Exchange/TSX Venture Exchange

The following table discloses the annual high and low sales prices in Canadian dollars for the common shares of the Company for the five most recent financial years of the Company as traded on the TSX and TSX-V, as applicable:

Year	High (Cdn$)	Low (Cdn$)
2014	$0.27	$0.04
2013	$0.82	$0.10
2012	$1.91	$0.69
2011	$3.75	$1.18
2010	$2.18	$0.65

The following table discloses the high and low sales prices in Canadian dollars for the common shares of the Company for each quarterly period within the two most recent financial years of the Company as traded on the TSX and TSX-V, as applicable:

Quarter Ended	High (Cdn$)	Low (Cdn$)
December 31, 2014	$0.12	$0.04
September 30, 2014	$0.18	$0.085
June 30, 2014	$0.14	$0.05
March 31, 2014	$0.27	$0.11
December 31, 2013	$0.25	$0.10
September 30, 2013	$0.22	$0.14
June 30, 2013	$0.46	$0.17
March 31, 2013	$0.82	$0.355

The following table discloses the monthly high and low sales prices in Canadian dollars for the common shares of the Company for the most recent six months as traded on the TSX:

Month	High (Cdn$)	Low (Cdn$)
March 2015 (to March 20)	$0.08	$0.07
February 2015	$0.10	$0.055
January 2015	$0.075	$0.025
December 2014	$0.05	$0.04
November 2014	$0.09	$0.045
October 2014	$0.12	$0.065
September 2014	$0.115	$0.09

NYSE MKT LLC (the "NYSE MKT")

The following table discloses the annual high and low sales prices in United States dollars for the common shares of the Company for the four most recent financial years of the Company as traded on the NYSE MKT  and the OTCQB tier of the OTC Link. The Company's common shares commenced trading on the NYSE MKT on April 27, 2011 and ceased trading on the NYSE MKT on April 24, 2014 as a result of the Company voluntarily delisting from the NYSE MKT. Since April 25, 2014, the Company’s common shares have been traded in the United States on the OTCQB tier of the OTC Link.

Year	High (US$)	Low (US$)
2014	$0.27	$0.03
2013	$0.87	$0.08
2012	$1.99	$0.68
2011	$3.82	$0.93

The following table discloses the high and low sales prices in United States dollars for the common shares of the Company for each quarterly period within the two most recent financial years of the Company as traded on the NYSE MKT until such shares ceased trading on the NYSE MKT on April 24, 2014, and thereafter as traded on the OTCQB tier of the OTC Link:

Quarter Ended	High (US$)	Low (US$)
December 31, 2014	$0.09	$0.03
September 30, 2014	$0.14	$0.07
June 30, 2014	$0.16	$0.05
March 31, 2014	$0.27	$0.09
December 31, 2013	$0.24	$0.08
September 30, 2013	$0.37	$0.10
June 30, 2013	$0.44	$0.17
March 31, 2013	$0.87	$0.43

The following table discloses the monthly high and low sales prices in United States dollars for the common shares of the Company for the most recent six months as traded on the OTCQB tier of the OTC Link:

Month	High (US$)	Low (US$)
March 2015 (to March 20)	$0.06	$0.05
February 2015	$0.08	$0.05
January 2015	$0.07	$0.02
December 2014	$0.05	$0.03
November 2014	$0.07	$0.05
October 2014	$0.09	$0.07
September 2014	$0.09	$0.08

B.    Plan of Distribution

This Form 20-F is being filed as an annual report under the U.S. Exchange Act and, as such, there is no requirement to provide any information under this item.

C.    Markets

The Company's outstanding common shares are listed on the TSX and are quoted on the OTCQB tier of the OTC Link.

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

The Company's authorized share capital consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series, of which 84,439,732 common shares and no preference shares were issued and outstanding as of March 20, 2015. The following is a summary of the material provisions attaching to the common shares and preference shares.

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

Furthermore, under the ICA, every investment in, or acquisition of control of, a Canadian business by a non-Canadian is potentially subject to a "national security" review which examines whether the transaction could be injurious to Canada’s national security. There is no minimum threshold for the size of transaction potentially subject to such review. If the Minister of Industry, after consultation with the Minister of Public Safety and Emergency Preparedness and the investor, considers that the investment could be injurious to national security, the Minister refers the matter to the Governor in Council. Following its review, if the Governor in Council may take any measures in respect of the investment that it considers advisable to protect national security, including denying the investment, asking for undertakings, imposing terms or conditions for the investment or ordering a divestiture (if the investment has already been completed).

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

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares. The Company believes that it was classified as a PFIC during the tax year ended December 31, 2014, and the Company expects to be a PFIC for its current tax year and may be a PFIC in subsequent tax years. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any subsidiary of the Company.

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

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return. A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

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

Ownership and Disposition of Common Shares to the Extent that the PFIC Rules do not Apply

The following discussion is subject in its entirety to the rules described above under the heading “Passive Foreign Investment Company Rules.”

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares. (See “Sale or Other Taxable Disposition of Common Shares” below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares generally will not be eligible for the “dividends received deduction”. Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

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

Additional Considerations

Additional Tax on Passive Income

Certain U.S. Holders that are individuals, estates or trusts (other than trusts that are exempt from tax) will be subject to a 3.8% tax on all or a portion of their “net investment income,” which includes dividends on the Common Shares and net gains from the disposition of the Common Shares. Further, excess distributions treated as dividends, gains treated as excess distributions under the PFIC rules discussed above, and mark-to-market inclusions and deductions are all included in the calculation of net investment income.

Treasury Regulations provide, subject to the election described in the following paragraph, that solely for purposes of this additional tax, that distributions of previously taxed income will be treated as dividends and included in net investment income subject to the additional 3.8% tax. Additionally, to determine the amount of any capital gain from the sale or other taxable disposition of Common Shares that will be subject to the additional tax on net investment income, a U.S. Holder who has made a QEF Election will be required to recalculate its basis in the Common Shares excluding QEF basis adjustments.

Alternatively, a U.S. Holder may make an election which will be effective with respect to all interests in a PFIC for which a QEF Election has been made and which is held in that year or acquired in future years. Under this election, a U.S. Holder pays the additional 3.8% tax on QEF income inclusions and on gains calculated after giving effect to related tax basis adjustments. U.S. Holders that are individuals, estates or trusts should consult their own tax advisors regarding the applicability of this tax to any of their income or gains in respect of the Common Shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

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

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

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

See Note 15 to the Company's audited consolidated financial statements as at and for the financial years ended December 31, 2014, 2013 and 2012 filed as part of this Form 20-F under Item 18.

Item 12.	Descriptions of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

14.A.-D.    Modifications to the Rights of Security Holders

The Company was formed under the OBCA on August 24, 1993 by articles of amalgamation. The name of the Company upon amalgamation was Taylor Rand Incorporated. On June 25, 1996, pursuant to the filing of articles of amendment, the Company changed its name from Taylor Rand Incorporated to Sheridan Reserve Incorporated and consolidated its outstanding common shares. Articles of amendment were filed by the Company on January 28, 1997 to consolidate its outstanding series of preference shares. The Company changed its name from Sheridan Reserve Incorporated to Nevadabobs.com Inc. on August 4, 2000 pursuant to the filing of articles of amendment. The Company changed its name from Nevadabobs.com Inc. to Nevada Bob’s International Inc. on August 24, 2001 pursuant to articles of amendment. Articles of amendment were filed by the Company on May 6, 2002 to consolidate its outstanding common shares. Articles of amendment were filed by the Company on April 30, 2003 to create a series of preference shares. On November 28, 2008, immediately following the acquisition by the Company of Old Loncor, the Company filed articles of amalgamation which amalgamated the Company with Old Loncor and changed the Companys name from Nevada Bob's International Inc. to Loncor Resources Inc.

14.E.    Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures.

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the U.S. Exchange Act) for the year ended December 31, 2014. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were adequately designed and are effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms.

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

(b) Management’s Annual Report on Internal Control over Financial Reporting

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

Management conducted an evaluation of the design and operation of the Company's internal control over financial reporting as of December 31, 2014 based on the criteria set forth in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2014 and no material weaknesses were discovered.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Under the Jumpstart Our Business & Startups Act (“JOBS Act”), emerging growth companies are exempt from Section 404(b) of the Sarbanes-Oxley Act, which generally requires public companies to provide an independent auditor attestation of management’s assessment of the effectiveness of their internal control over financial reporting. The Company qualifies as an emerging growth company under the JOBS Act and therefore has not included an independent auditor attestation of management’s assessment of the effectiveness of its internal control over financial reporting.

(d) Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting during the year ended December 31, 2014, that management believes have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

The Company has adopted a code of business conduct and ethics for directors, officers and employees (including the Companys principal executive officer, principal financial officer and principal accounting officer) (the "Code"). A copy of the Code is incorporated by reference into this Form 20-F as Exhibit 1.4. A copy of the Code may also be obtained free of charge from the Chief Financial Officer of the Company at (416) 366-2221 and is also available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and the Company's website at www.loncor.com. Each director, officer and employee of the Company is provided with a copy of the Code and is required to confirm annually that he or she has complied with the Code. Any observed breaches of the Code must be reported to the Company's Chief Executive Officer.

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

The following summarizes the total fees billed by the external auditors of the Company (BDO Canada LLP) for each of the years ended December 31, 2014 and, December 31, 2013. All dollar amounts are exclusive of applicable taxes.

	2014	2013
Audit Fees	US$76,873	US$65,000
Audit-Related Fees	Nil	Nil
Tax Fees	US$2,000 (1)	US$2,000 (1)
All Other Fees	Nil	Nil
__________________________
(1)	The services comprising these fees related to the preparation of the Company's Canadian tax return.

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

The Company did not purchase any of its common shares during the financial year ended December 31, 2014.

Item 16.F.	Change in Registrant's Certifying Accountant

Not applicable.

Item 16.G.	Corporate Governance

Not applicable.

Item 16.H.

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

The financial statements appear on pages F-1 through F-28.

Item 19.	Exhibits

The following exhibits are filed as part of this Form 20-F:

EXHIBIT
NUMBER	DESCRIPTION

Constating Documents
1.1	Company's articles of amalgamation (1)
1.2	Company's general by-law (1)
1.3	Audit Committee's charter (1)
1.4	Company's Business Conduct Policy (1)

Material Contracts
4.1	Company's stock option plan (1)

Subsidiaries
8.1	List of subsidiaries of the Company (1)

Certifications
12.1	Certification of the President and Chief Executive Officer of the Company pursuant to Section 302 of Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer of the Company pursuant to Section 302 of Sarbanes-Oxley Act of 2002
13.1	Certification of the President and Chief Executive Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Chief Financial Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Other Exhibits
15.1	Management's discussion and analysis of the Company for the year ended December 31, 2014
15.2	Sections 10 and 11 of the Ngayu Technical Report(2)

Notes:
(1)	Previously filed as an exhibit to the Company’s annual report on Form 20-F filed with the SEC on March 30, 2012. SEC file number 001-35124.

(2)	Previously filed as exhibit 99.1 to the Company’s current report on Form 6-K filed with the SEC on July 13, 2012.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 31, 2015

LONCOR RESOURCES INC.
(Registrant)

By: (signed) "Arnold T. Kondrat"
Arnold T. Kondrat
President and Chief Executive Officer

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014

(Expressed in U.S. dollars)

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

The consolidated financial statements for the year ended December 31, 2014 have been audited by BDO Canada LLP, chartered professional accountants and licensed public accountants, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).

(Signed) “Arnold T. Kondrat”	(Signed) “Donat K. Madilo”

Arnold T. Kondrat	Donat K. Madilo
President and Chief Executive Officer	Chief Financial Officer

Independent Auditor’s Report

To the Shareholders of Loncor Resources Inc.

We have audited the accompanying consolidated financial statements of Loncor Resources Inc., which comprise the consolidated statements of financial position as at December 31, 2014 and 2013 and the consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the years ended December 31, 2014, December 31, 2013, and December 31,2012, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Loncor Resources Inc.as at December 31, 2014 and 2013 and its financial performance and its cash flows for the years ended December 31, 2014, December 31, 2013 and December 31, 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 2 in the consolidated financial statements which indicates the Company produced a net loss of $2,902,710 for the year ended December 31, 2014 and as of that date the Company’s accumulated deficit was $55,674,246. These conditions, along with other matters as set forth in Note 2, indicate the existence of a material uncertainty that casts substantial doubt on the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ BDO Canada LLP

Chartered Professional Accountants,
Licensed Public Accountants

Toronto, Canada
March 31, 2015

Loncor Resources Inc.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in U.S. dollars)

		December 31,	December 31,
	Notes
		2014	2013
		$	$
Assets
Current Assets
Cash and cash equivalents		55,631	324,928
Advances receivable	5	32,965	388,763
Due from related parties	6	9,880	41,946
Prepaid expenses and deposits		69,148	88,560
Total Current Assets		167,624	844,197

Non-Current Assets
Property, plant and equipment	7	192,846	444,486
Exploration and evaluation assets	8	29,590,927	30,893,458
Intangible assets	9	1	1
Total Non-Current Assets		29,783,774	31,337,945

Total Assets		29,951,398	32,182,142

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable	11	391,405	261,299
Accrued liabilities		303,604	307,535
Due to related parties	6	471,126	5,088
Employee retention allowance	17	602,478	629,554
Current and Total Liabilities		1,768,613	1,203,476

Commitments	14

Shareholders' Equity
Share capital	12	75,715,014	75,715,014
Reserves		8,142,017	8,035,188
Deficit		(55,674,246)	(52,771,536)
Total Shareholders' Equity		28,182,785	30,978,666
Total Liabilities and Shareholders' Equity		29,951,398	32,182,142

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding		73,439,732	73,439,732

The accompanying notes are an integral part of these consolidated financial statements.

Approved and authorized for issue by the Board of Directors on March 31, 2015. Signed on behalf of the Board of Directors by:

/s/ Willian R. Wilson	/s/ Arnold T. Kondrat

William R. Wilson	Arnold T. Kondrat
Director	Director

Loncor Resources Inc.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in U.S. dollars)

		For the years ended
	Notes	December 31, 2014	December 31, 2013	December 31, 2012
		$	$	$
Expenses
Consulting, management and professional fees		105,668	233,092	673,277
Employee benefits		276,578	1,054,627	993,835
Office and sundry		262,694	366,713	281,997
Compensation expense-share-based payment	13	70,886	259,559	484,897
Travel and promotion		47,819	73,037	226,310
Depreciation		33,232	35,193	30,517
Interest and bank expenses		629	3,185	1,156
Impairment of exploration and evaluation assets	8	2,183,233	25,801,443	-
Foreign exchange (gain) loss		(77,636)	252,111	185,099
		(2,903,103)	(28,078,960)	(2,877,088)
Interest income		393	41,371	82,324
Gain on derivative financial instruments	12b	-	-	768,264

Loss before income tax		(2,902,710)	(28,037,589)	(2,026,500)

Income tax recovery (expense)	18	-	813,138	(55,323)

Comprehensive loss for the year		(2,902,710)	(27,224,451)	(2,081,823)

Loss per share, basic and diluted	12c	(0.04)	(0.37)	(0.03)

The accompanying notes are an integral part of these consolidated financial statements.

Loncor Resources Inc.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in U.S. dollars)

		Common shares
	Notes	Number of shares	Amount	Reserves	Deficit	Total Shareholders' equity
Balance at January 1, 2012		58,172,735	$60,044,719	$6,756,090	$(23,465,262)	$43,335,547

Loss for the period		-	-	-	(2,081,823)	(2,081,823)
Issued share capital	12a	14,095,000	15,135,704	-	-	15,135,704
Issuance costs		-	(1,106,212)	-	-	(1,106,212)
Compensation option exercises	12a	47,998	100,531	(41,699)	-	58,832
Warrants issued	12b	-	(159,409)	159,409	-	-
Warrants exercised		1,123,999	1,699,681	-	-	1,699,681
Share-based payments	13	-	-	744,403	-	744,403
Balance at December 31, 2012		73,439,732	$75,715,014	$7,618,203	$(25,547,085)	$57,786,132

Loss for the year		-	-	-	(27,224,451)	(27,224,451)
Share-based payments	13	-	-	416,985	-	416,985
Balance at December 31, 2013		73,439,732	$75,715,014	$8,035,188	$(52,771,536)	$30,978,666

Loss for the year		-	-	-	(2,902,710)	(2,902,710)
Share-based payments	13	-	-	106,829	-	106,829
Balance at December 31, 2014		73,439,732	$75,715,014	$8,142,017	$(55,674,246)	$28,182,785

The accompanying notes are an integral part of these consolidated financial statements.

Loncor Resources Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. dollars)

		For the years ended
		December 31,	December 31,	December 31,
	Notes	2014	2013	2012
		$	$	$

Cash flows from operating activities
Loss for the year		(2,902,710)	(27,224,451)	(2,081,823)
Adjustments to reconcile loss to net cash used in operating activities
Depreciation		33,232	35,193	30,517
Share-based payments - employee compensation	13	70,886	259,559	484,897
Share-based payments - consultant fees	13	-	2,393	75,098
Employee retention allowance	17	(11,638)	76,316	72,560
Impairment of exploration and evaluation assets	8	2,183,233	25,801,443	-
Income tax (recovery) expense		-	(813,138)	55,323
Gain on disposition of capital assets	7	(4,601)	(1,237)	-
Gain on derivative financial instruments		-	-	(768,264)
Changes in non-cash working capital
Advances receivable		356,857	(111,285)	(21,581)
Prepaid expenses and deposits		19,412	269,749	(225,389)
Due from related parties		32,066	(24,186)	(17,760)
Accounts payable		190,036	(223,921)	55,500
Retention payable		(25,238)	-	-
Accrued liabilities		(49,459)	183,889	(26,243)
Net cash used in operating activities		(107,924)	(1,769,676)	(2,367,165)

Cash flows from investing activities
Acquisition of property, plant, and equipment		-	(197,626)	(327,343)
Disposition of capital assets		43,600	300	-
Expenditures on exploration and evaluation assets		(671,011)	(8,454,857)	(16,963,931)
Net cash used in investing activities		(627,411)	(8,652,183)	(17,291,274)

Cash flows from financing activities
Proceeds from share issuance, net of issuance costs		-	-	14,185,399
Due to related parties		466,038	5,088	(152,833)
Proceeds from exercise of compensation options		-	-	64,571
Proceeds from exercise of warrants		-	-	1,635,343
Net cash provided from financing activities		466,038	5,088	15,732,480

Net decrease in cash during the year		(269,297)	(10,416,771)	(3,925,959)
Cash and cash equivalents, beginning of the year		324,928	10,741,699	14,667,658
Cash and cash equivalents, end of the year		55,631	324,928	10,741,699

Supplemental cash flow information (Note 16)

The accompanying notes are an integral part of these consolidatedfinancial statements.

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2014 and 2013
(Expressed in U.S. dollars, except for per share amount)

1.	CORPORATE INFORMATION

Loncor Resources Inc. (the "Company") is a corporation governed by the Ontario Business Corporations Act. The principal business of the Company is the acquisition and exploration of mineral properties.

These consolidated financial statements as at December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013, and 2012 include the accounts of the Company and of its wholly owned subsidiaries in the Democratic Republic of the Congo (the “Congo”), Loncor Resources Congo Sprl, and in the U.S., Nevada Bob’s Franchising, Inc., respectively.

The Company is a publicly traded company whose outstanding common shares are listed for trading on the Toronto Stock Exchange. The head office and principal place of business of the Company is located at 1 First Canadian Place, 100 King St. West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada.

2.	BASIS OF PREPARATION

a)	Statement of compliance

These consolidated financial statements as at December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The accompanying financial information as at December 31, 2014 and 2013 and for years ended December 31, 2014, 2013 and 2012, have been prepared in accordance with those IASB standards and IFRS Interpretations Committee (“IFRIC”) interpretations issued and effective, or issued and early-adopted, at December 31, 2014.

The date the Company’s Board of Directors approved these consolidated financial statements was March 31, 2015.

b)	Continuation of Business

These consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for certain financial assets which are presented at fair value.

The Company incurred a net loss of $2,902,710 for the year ended December 31, 2014 (year ended December 31, 2013: net loss of $27,224,451) and as at December 31, 2014 had a working capital deficit of $1,600,989 (December 31, 2013: $359,279).

The Company’s ability to continue operations in the normal course of business is dependent on several factors, including its ability to secure additional funding. Management is exploring all available options to secure additional funding, including equity financing and strategic partnerships. In addition, the recoverability of the amount shown for exploration and evaluation assets is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain financing to continue to perform exploration activity or complete the development of the properties where necessary, or alternatively, upon the Company’s ability to recover its incurred costs through a disposition of its interests, all of which are uncertain.

In the event the Company is unable to identify recoverable resources, receive the necessary permitting, or arrange appropriate financing, the carrying value of the Company’s assets and liabilities could be subject to material adjustment. Furthermore, certain market conditions may cast significant doubt upon the validity of the going concern assumption.

These consolidated financial statements do not include any additional adjustments to the recoverability and classification of certain recorded asset amounts, classification of certain liabilities and changes to the statements of comprehensive loss that might be necessary if the Company was unable to continue as a going concern.

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2014 and 2013
(Expressed in U.S. dollars, except for per share amount)

c)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis, except for certain financial assets which are presented at fair value, as explained in the accounting policies set out in Note 3.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently by all group entities and to all periods presented in these interim condensed consolidated financial statements, unless otherwise indicated.

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

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2014 and 2013
(Expressed in U.S. dollars, except for per share amount)

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
As at and for the years ended December 31, 2014 and 2013
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

A financial asset is classified as either financial assets at fair value through profit or loss (“FVTPL”), loans and receivables, held to maturity investments (“HTM”), or available for sale financial assets (“AFS”), as appropriate at initial recognition and, except in very limited circumstances, the classification is not changed subsequently. The classification is determined at initial recognition and depends on the nature and purpose of the financial asset. The Company does not have any financial assets that are classified as HTM and AFS. A financial asset is derecognized when contractual rights to the asset’s cash flows expire or if substantially all the risks and rewards of the asset are transferred.

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

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2014 and 2013
(Expressed in U.S. dollars, except for per share amount)

iii.	Impairment of financial assets

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

iv.	Effective interest method

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

Financial liabilities are classified as FVTPL, or other financial liabilities, as appropriate upon initial recognition. There are no financial liabilities classified as FVTPL. A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired.

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

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2014 and 2013
(Expressed in U.S. dollars, except for per share amount)

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

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2014 and 2013
(Expressed in U.S. dollars, except for per share amount)

If the carrying amount of the asset exceeds its recoverable amount, the asset is impaired and an impairment loss is charged to the statements of comprehensive (loss) income so as to reduce the carrying amount to its recoverable amount (i.e., the higher of fair value less cost to sell and value in use). Fair value less cost to sell is the amount obtainable from the sale of an asset or CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. Value in use is determined as the present value of the future cash flows expected to be derived from an asset or CGU. Estimated future cash flows are calculated using estimated future prices, any mineral reserves and resources, operating and capital costs. All assumptions used are those that an independent market participant would consider appropriate. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted. During the year ended December 31, 2014, the Company recognized impairment of exploration and evaluation assets for $2,183,233 (December 31, 2013 - $25,801,443) to adjust the carrying value of the assets to their fair value, using a level 3 value in use methodology.

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

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2014 and 2013
(Expressed in U.S. dollars, except for per share amount)

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

o)	Newly Applied Accounting Standards

The following new and revised standards and interpretations were adopted as of January 1, 2014:

•	IAS 32, “Financial Instruments: Presentation” (amendment);
•	IAS 36, “Impairment of Assets” (amendment); and
•	IFRIC 21, “Levies” (new);

The adoption of these new and revised standards and interpretations did not have a significant impact on the Company’s consolidated financial statements.

p)	Accounting Standards Issued But Not Yet Effective

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

IFRS 9, Financial instruments (“IFRS 9”) was issued by the IASB on July 24, 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 is intended to reduce the complexity for the classification, measurement, and impairment of financial instruments. The mandatory effective date is for annual periods beginning on or after January 1, 2018. The Company is evaluating the impact of this standard on its consolidated financial statements.

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2014 and 2013
(Expressed in U.S. dollars, except for per share amount)

An amendment to IAS 1, Presentation of Financial Statements (“IAS 1”) was issued by the IASB in December 2014. The amendment clarifies principles for the presentation and materiality consideration for the financial statements and notes to improve understandability and comparability. The amendment to IAS 1 is effective for annual periods beginning on or after January 1, 2016. The Company is evaluating the impact of this standard on its consolidated financial statements.

An amendment to IAS 16, Property, Plant and Equipment (“IAS 16”) was issued by the IASB in May 2014. The amendment prohibits the use of a revenue-based depreciation method for property, plant and equipment as it is not reflective of the economic benefits of using the asset. It clarifies that the depreciation method applied should reflect the expected pattern of consumption of the future economic benefits of the asset. The amendment to IAS 16 is effective for annual periods beginning on or after January 1, 2016. The Company does not expect the standard to have a material impact on its consolidated financial statements.

Amendments to IAS 24, Related Party Disclosures (“IAS 24”) were issued by the IASB in December 2013. It clarifies the identification and disclosure requirements for related party transactions when key management personnel services are provided by a management entity. The amendments are effective for annual periods beginning on or after July 1, 2014. The Company is evaluating the impact of this standard on its consolidated financial statements.

4.	SUBSIDIARIES

The following table lists the Company’s subsidiaries:

Name of Subsidiary	Place of Incorporation	Proportion of Ownership Interest	Principal Activity
Loncor Resources Congo SARL	Democratic Republic of the Congo	100%	Mineral Exploration
Nevada Bob's Franchising, Inc.	Delaware, USA	100%	Dormant

5.	ADVANCES RECEIVABLE

	December 31,	December 31,
	2014	2013

Advances receivable	$32,965	$388,763

The total balance of $nil for advances receivable (December 31, 2013 - $262,115) relates to value-added taxes (“VAT”) in connection with exploration and evaluation expenditures. The balance of $32,965 pertains to advances to employees and suppliers (December 31, 2013 - $126,648).

6.	RELATED PARTY TRANSACTIONS

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation, and are not disclosed in this note.

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2014 and 2013
(Expressed in U.S. dollars, except for per share amount)

a)	Key Management Remuneration

Key management includes directors (executive and non-executive), the Chief Executive Officer (“CEO”), the Chief Financial Officer, and the senior executives reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the years ended December 31, 2014, 2013, and 2012 was as follows:

	For the years ended
	December 31,	December 31,	December 31,
	2014	2013	2012
Salaries	$168,000	$830,345	$946,379
Employee retention allowance	$14,000	$62,305	$59,014
Compensation expense-share- based payments	$59,060	$226,110	$317,407
	$241,060	$1,118,760	$1,322,800

b)	Other Related Parties

As at December 31, 2014, an amount of $9,880 was due from Delrand Resources Limited (“Delrand”), a company with common directors, related to common expenses in the Congo (December 31, 2013 - $41,946).

As at December 31, 2014, an amount of $30,668 was due to Banro Corporation (“Banro”), a company with common directors, related to common expenses in the Congo (December 31, 2013 - $5,088) and $416,063 relating to advances provided to the Company was due to Arnold Kondrat, a director and officer of the Company (December 31, 2013 - $nil).

As at December 31, 2014, an amount of $24,395 was due to Gentor Resournces Inc. (“Gentor”), a company with common directors, related to common expenses (December 31, 2013 - $nil).

	December 31,	December 31,
	2014	2013
	$	$
Due from related party	9,880	41,946
Due to related parties	471,126	5,088

The amounts included in the due from/to related party are non-interest bearing and are payable within 12 months.

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2014 and 2013
(Expressed in U.S. dollars, except for per share amount)

7.	PROPERTY, PLANT AND EQUIPMENT

The Company’s property, plant and equipment are summarized as follows:

	Furniture & fixtures	Office & Communication equipment	Vehicles	Field camps and equipment	Leasehold improvements	Geophysical equipment	Total
	$	$	$	$	$	$	$
Cost
Balance at January 1, 2013	159,401	209,850	410,841	671,467	84,906	-	1,536,465
Additions	1,200	3,669	-	40,990	-	151,767	197,626
Disposals	-	-	-	(12,800)	-	(151,767)	(164,567)
Balance at December 31, 2013	160,601	213,519	410,841	699,657	84,906	-	1,569,524
Additions	-	-	-	-	-	-	-
Disposals	-	-	(197,481)	-	-	-	(197,481)
Balance at December 31, 2014	160,601	213,519	213,360	699,657	84,906	-	1,372,043

Accumulated Depreciation
Balance at January 1, 2013	113,009	120,101	251,922	284,165	18,025	-	787,222
Depreciation for the year	8,828	52,458	102,710	159,899	24,321	28,456	376,672
Disposals	-	-	-	(10,400)	-	(28,456)	(38,856)
Balance at December 31, 2013	121,837	172,559	354,632	433,664	42,346	-	1,125,038
Depreciation for the year	7,190	33,852	16,151	130,069	24,320	-	211,582
Disposals	-	-	(157,423)	-	-	-	(157,423)
Balance at December 31, 2014	129,027	206,411	213,360	563,733	66,666	-	1,179,197

Carrying amounts
Balance at December 31, 2013	38,764	40,960	56,209	265,993	42,560	-	444,486
Balance at December 31, 2014	31,574	7,108	-	135,924	18,240	-	192,846

During the year ended December 31, 2014, depreciation in the amount of $178,350 (year ended December 31, 2013 - $341,480) was capitalized to exploration and evaluation assets.

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2014 and 2013
(Expressed in U.S. dollars, except for per share amount)

8.	EXPLORATION AND EVALUATION ASSETS

The following table summarizes the Company’s tangible exploration and evaluation expenditures with respect to its mineral properties in the Congo:

	North Kivu	Ngayu	Total

Cost
Balance at January 1, 2013	9,250,822	38,854,379	48,105,201
Additions	535,380	7,904,320	8,439,700
Impairment loss	-	(25,801,443)	(25,801,443)
Balance at December 31, 2013	$9,786,202	$20,957,256	$30,743,458
Additions	137,799	742,903	880,702
Impairment loss	-	(2,183,233)	(2,183,233)
Balance at December 31, 2014	$9,924,001	$19,516,926	$29,440,927

There is $150,000 of intangible exploration and evaluation expenditures as at December 31, 2014. The intangibles have not been included in the table above. There have not been any additions or disposals of intangible assets since January 1, 2014.

a.	North Kivu

The North Kivu project is situated in the North Kivu Province in eastern Congo to the northwest of Lake Edward and consists of 49 exploration permits covering 13,210 square kilometres. Historical data has been compiled from the colonial period and outlined ten gold prospects for follow-up, the most prospective being the Manguredjipa prospect where 300,000 ounces of alluvial gold was mined during the colonial period. Other gold prospects warranting follow up include Lutunguru, Lubero, Makwasu, Lutela, Bilolo, Manzia, Mohanga and Ludjulu. Exploration estimates to date have not advanced to the stage of being able to identify the quantity of possible resources available for potential mining.

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

Due to a decrease in gold prices coupled with the reduction of the exploration budget, the Company conducted an impairment analysis whereby the carrying value of the Ngayu exploration and evaluation asset was assessed. The asset’s recoverable amount was calculated applying a fair value of $17 per ounce of gold in the ground at December 31, 2014 (December 31, 2013 - $18), which was provided by a valuation analysis of an independent report on similar African exploration companies, to the Ngayu project’s Makapela estimated mineral resource. Since the carrying value of the asset was determined to be higher than its recoverable amount, an impairment loss of $2,183,233 was recorded during the year ended December 31, 2014 (December 31,2013 - $25,801,443).

9.	INTANGIBLE ASSETS

The Company’s intangible assets include licenses and rights. Based on management’s assessment, these intangible assets have been valued at $1 as their fair value is nominal.

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2014 and 2013
(Expressed in U.S. dollars, except for per share amount)

10.	SEGMENTED REPORTING

The Company has one operating segment: the acquisition, exploration and development of precious metal projects located in the Congo. The operations of the Company are located in two geographic locations, Canada and the Congo. Geographic segmentation of non-current assets is as follows:

December 31, 2014
	Property, plant and equipment	Intangible assets	Exploration and evaluation
Congo	$148,901	-	$29,590,927
Canada	$43,945	$1	-
	$192,846	$1	$29,590,927
December 31, 2013
	Property, plant and equipment	Intangible assets	Exploration and evaluation
Congo	$367,309	-	$30,893,458
Canada	$77,177	$1	-
	$444,486	$1	$30,893,458

11.	ACCOUNTS PAYABLE

The following table summarizes the Company’s accounts payable:

	December 31,	December 31,
	2014	2013
Exploration and evaluation expenditures	$199,500	$259,430
Non-exploration and evaluation expenditures	$191,905	$1,869

Total Accounts Payable	$391,405	$261,299

12.	SHARE CAPITAL

a)	Authorized

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

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2014 and 2013
(Expressed in U.S. dollars, except for per share amount)

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

As of December 31, 2014, the Company had issued and outstanding 73,439,732 common shares (December 31, 2013 – 73,439,732) and no preference shares are issued and outstanding.

b)	Common share purchase warrants

As at December 31, 2014, the Company had no common share purchase warrants outstanding (December 31, 2013 and 2012 – nil).

c)	Loss per share

Loss per share was calculated on the basis of the weighted average number of common shares outstanding for the year ended December 31, 2014, amounting to 73,439,732 (year ended December 31, 2013 and 2012 – 73,439,732 and 62,395,579, respectively) common shares. The diluted weighted average number of common shares outstanding for the year ended December 31, 2014, amounted to 73,439,732 (year ended December 31, 2013 and 2012 – 73,439,732 and 62,649,057) common shares. As at December 31, 2014, 3,210,000 (December 31, 2013 – 6,110,000) common shares related to stock options were anti-dilutive.

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

Under this Stock Option Plan, 25% of options granted vest on each of the 6 month, 12 month, 18 month and 24 month anniversariesof the grant date.

The following tables summarize information about stock options:

For the year ended December 31, 2014:

Exercise Price Range (Cdn$)	Opening Balance	During the Period				Closing Balance	Weighted average remaining contractual life (years)	Vested & Exercisable	Unvested
		Granted	Exercised	Forfeiture	Expired
1.00 - 1.25	4,690,000	-	-	430,000	1,945,000	2,315,000	2.00	2,315,000	-
1.26 - 1.80	70,000	-	-	70,000	-	-		-	-
2.45 - 2.69	1,275,000	-	-	50,000	330,000	895,000	1.08	895,000	-
2.70 - 3.25	75,000	-	-	75,000	-	-	-	-	-
	6,110,000	-	-	625,000	2,275,000	3,210,000	1.74	3,210,000	-
Weighted Average Exercise Price (Cdn$)	1.48	-		1.60	1.02	1.55		1.55	-

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2014 and 2013
(Expressed in U.S. dollars, except for per share amount)

For the year ended December 31, 2013:

Exercise Price Range (Cdn$)	Opening Balance	During the Period				Closing Balance	Weighted average remaining contractual life (years)	Vested & Exercisable	Unvested
		Granted	Exercised	Forfeiture	Expired
1.00 - 1.25	5,315,000	-	-	625,000	-	4,690,000	1.96	3,817,500	872,500
1.26 - 1.80	110,000	-	-	40,000	-	70,000	3.03	52,500	17,500
2.45 - 2.69	1,465,000	-	-	190,000	-	1,275,000	1.53	1,275,000	-
2.70 - 3.25	75,000	-	-	-	-	75,000	2.17	75,000	-
	6,965,000	-	-	855,000	-	6,110,000	1.88	5,220,000	890,000
Weighted Average Exercise Price (Cdn$)	1.49	-		1.54		1.48		1.55	1.08

There were no options granted during the year ended December 31, 2014 and 2013. The weighted average fair value of stock options issued and outstanding as at December 31, 2014 was estimated at Cdn$0.89 per stock option at the grant date (year ended December 31, 2013 – Cdn$0.98) .

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

During the year ended December 31, 2014, the Company recognized in the statement of comprehensive loss as an expense $70,886 (year ended December 31, 2013 – $259,559 and year ended December 31, 2012 - $484,897) representing the vesting of the fair value at the date of grant of stock options previously granted to employees, directors and officers under the Company’s Stock Option Plan. In addition, an amount of $35,943 for the year ended December 31, 2014 (year ended December 31, 2013 – $154,962 and year ended December 31, 2012 - $184,084) related to stock options issued to employees of the Company’s subsidiary in the Congo was capitalized to exploration and evaluation assets.

14.	COMMITMENTS

Lease Commitments

The Company has no future operating lease commitments as at December 31, 2014.

15.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

a)	Fair value of financial assets and liabilities

The consolidated statements of financial position carrying amounts for cash and cash equivalents, advances receivable, balances due from and due to related parties, accounts payable, accrued liabilities and the employee retention allowance approximate fair value due to their short–term nature.

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

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2014 and 2013
(Expressed in U.S. dollars, except for per share amount)

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

The Company is sensitive to changes in commodity prices and foreign-exchange. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. Although the Company has the ability to address its price-related exposures through the use of options, futures and forward contracts, it does not generally enter into such arrangements.

c)	Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign exchange gains or losses are reflected as a separate item in the consolidated statement of comprehensive loss. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency exchange risk on net working capital as at December 31, 2014. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Canadian dollar which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Canadian dollar would have had the equal but opposite effect as at December 31, 2014 and 2013.

	2014	2013
	Canadian	Canadian
	dollar	dollar
Cash and cash equivalents	503	159,360
Accounts payable and accrued liabilities	(492,326)	(302,199)
Employee retention allowance	(243,073)	(248,083)
Total foreign currency financial assets and liabilities	(734,896)	(390,922)
Foreign exchange rate at December 31, 2014	0.8620	0.9402
Total foreign currency financial assets and liabilities in US $	(633,480)	(367,545)
Impact of a 10% strengthening of the US $ on net loss	(63,348)	(36,754)

d)	Credit Risk

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
As at and for the years ended December 31, 2014 and 2013
(Expressed in U.S. dollars, except for per share amount)

The carrying amount of financial assets represents the maximum credit exposure. The Company’s gross credit exposure at December 31, 2014 and December 31, 2013 was as follows:

	December 31,	December 31,
	2014	2013
Cash and cash equivalents	$55,631	$324,928
Advances receivable	$32,965	$388,763
Due from related parties	$9,880	$41,946
	$98,476	$755,637

e)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents and equity capital markets. All financial obligations of the Company including accounts payable of $391,405, accrued liabilities of $303,604, due to related parties of $471,126, and employee retention allowance of $602,478 are due within one year.

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

	December 31,	December 31,
	2014	2013
Share Capital	$75,715,014	$75,715,014
Reserves	$8,142,017	$8,035,188
Deficit	$(55,674,246)	$(52,771,536)
	$28,182,785	$30,978,666

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2014 and 2013
(Expressed in U.S. dollars, except for per share amount)

16.	SUPPLEMENTAL CASH FLOW INFORMATION

During the periods indicated the Company undertook the following significant non-cash transactions:

		For the years ended
		December 31,	December 31,	December 31,
	Note	2014	2013	2012
Depreciation included in exploration and evaluation assets	8	$178,350	$341,480	$299,203
Stock-based compensation included in exploration and evaluation assets	13	$35,943	$155,034	$184,084
Employee retention allowance	17	$9,800	$62,598	$82,000

17.	EMPLOYEE RETENTION ALLOWANCE

The Company has an incentive employee retention plan under which an amount equal to one month salary per year of service is accrued to each qualified employee up to a maximum of 10 months (or 10 years of service with the Company and/or a related company). To qualify for this retention allowance, an employee must complete two years of service with the Company and/or a related company. The full amount of retention allowance accumulated by a particular employee is paid out when the employee is no longer employed with the Company, unless there is a termination due to misconduct, in which case the retention allowance is forfeited. There is uncertainty about the timing of these outflows but with the information available and assumption that eligible employees will not be terminated due to misconduct, as at December 31, 2014, the Company had accrued a total liability of $602,478 (December 31, 2013 - $629,554).

The following table summarizes information about changes to the Company’s employee retention allowance during the year ended December 31, 2014.

$
Balance at December 31, 2012	490,280
Additions	139,274
Balance at December 31, 2013	629,554
Additions	28,502
Foreign Exchange Gain	(30,340)
Paid to employees	(25,238)
Balance at December 31, 2014	602,478

Of the $28,502 accrued during the year ended December 31, 2014, $9,800 (December 31 2013 - $62,958) was capitalized to exploration and evaluation expenditures.

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2014 and 2013
(Expressed in U.S. dollars, except for per share amount)

18.	INCOME TAXES

The following table reconciles the income taxes calculated at statutory rates with the income tax expense in the statement of comprehensive loss:

	Years Ended December 31,
	2014	2013	2012
	$	$	$
Net income (loss) for the year	(2,902,710)	(28,037,589)	(2,026,500)
Combined federal and provincial income tax rates	26.50%	26.50%	26.51%
Income tax recovery at Canadian federal and provincial statutory rates	(769,218)	(7,429,961)	(537,225)

Non deductible expenses	19,861	194,085	60,700
Share issue costs	-	-	-
Difference between Canadian rates and rates applicable to subsidiary in the	(76,599)	(903,234)	-
Change in tax rate	-	-	(158,197)
Foreign exchange differences	321,151	-	-
Expired losses	-	-	192,365
Other	3,131	178,738	3,549
Change in unrecognized deferred tax asset	501,674	7,147,235	494,131
Income tax expense	-	(813,137)	55,323

The Company has temporary differences of $11,449,643 (December 31, 2013 - $ 10,947,969 and December 31, 2012 - $3,800,733) for which no deferred tax asset is recognized.

The nature and tax effect of the temporary differences giving rise to the deferred income tax assets and liabilities at December 31, 2014, 2013 and 2012 are summarized as follows:

	Years Ended December 31,
	2014	2013	2012
	$	$	$
Non-capital losses carried forward	3,684,667	3,609,980	3,097,895
Financing costs	179,224	405,230	660,288
Fixed assets	60,683	51,876	42,550
Mineral properties	7,525,069	6,880,883	-
	11,449,643	10,947,969	3,800,733
Unrecognized deferred tax assets	(11,449,643)	(10,947,969)	(3,800,733)
Deferred tax asset	-	-	-
Mineral properties	-	-	813,138
Deferred tax liability	-	-	813,138

As at December 31, 2014, the Company has available non-capital losses in Canada of approximately $12,474,000 (2013 - $12,194,000) that if not utilized will expire as follows:

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2014 and 2013
(Expressed in U.S. dollars, except for per share amount)

2023	29,000
2024	96,000
2025	186,000
2026	294,000
2027	148,000
2028	224,000
2029	758,000
2030	1,708,000
2031	2,914,000
2032	2,447,000
2033	2,377,000
2034	1,293,000
$12,474,000

As at December 31, 2014, the Company has available non-capital losses in the United States of approximately $1,081,000 (2013 - $1,079,000) that if not utilized will expire as follows:

2022	$102,000
2023	277,000
2024	236,000
2025	39,000
2026	158,000
2027	246,000
2028	9,000
2029	5,000
2030	1,000
2031	2,000
2032	2,000
2033	2,000
2034	2,000
$1,081,000

19.	SUBSEQUENT EVENTS

In February 2015, the Company closed a non-brokered private placement of 8,000,000 common shares of the Company at a price of Cdn$0.06 per share for proceeds to the Company of Cdn$480,000. In March 2015, the Company closed a non-brokered private placement of 3,000,000 common shares of the Company at a price of Cdn$0.06 per share for proceeds to the Company of Cdn$180,000. The Company intends to use the funds from the financings for general corporate purposes. Arnold T. Kondrat, President, Chief Executive Officer and a director of the Company, purchased 3,500,000 of the shares issued under the February 2015 private placement and 500,000 of the shares under the March 2015 private placement, and now holds 14,300,818 (or 16.94%) of the outstanding common shares of the Company.