Form 20-F
period 2015-12-31
Loncor Resources Inc.
filed 2016-03-31
CIK 1472619

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

FORM 20-F

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2015

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
None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2015:
84,439,732 common shares

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
Yes  [  ]  No  [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [ X ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting	Other [ ]
Standards as issued by the International
Accounting Standards Board [ X ]

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

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE ESTIMATES

Resource estimates in this Form 20-F, including the documents incorporated by reference herein, have been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Without limiting the foregoing, this Form 20-F, including the documents incorporated by reference herein, uses the terms "indicated" and "inferred" resources. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the U.S. Securities and Exchange Commission (the "SEC") does not recognize them. Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of indicated resources will ever be converted into reserves. Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the "inferred resources" will ever be upgraded to a higher category. Therefore, U.S. investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report mineral deposits that do not constitute "reserves" as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this Form 20-F or in the documents incorporated by reference, may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

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

The selected consolidated financial information set forth below for each of the five years ended December 31, 2015, 2014, 2013, 2012 and 2011, which is expressed in United States dollars (the Company prepares its financial statements in United States dollars), has been derived from the Company's audited consolidated financial statements as at and for the financial years ended December 31, 2015, 2014, 2013, 2012 and 2011. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board, which differ in certain respects from the principles the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States. The selected consolidated financial information should be read in conjunction with the discussion in Item 5 of this Form 20-F and the consolidated financial statements and related notes thereto filed as part of this Form 20-F under Item 18. Historical results from any prior period are not necessarily indicative of results to be expected for any future period.

	(in $000 except share data )

	2015	2014	2013	2012	2011
Revenue	$-	$-	$-	$-	$-
Net income (loss) from operations	(2,417)	(2,903)	(28,038)	(2,027)	726
Net income (loss) for the year	(2,417)	(2,903)	(27,224)	(2,028)	533
Basic and diluted net income (loss) per share	(0.03)	(0.04)	(0.37)	(0.03)	0.01
Current assets	131	168	844	11,270	14,931
Exploration and evaluation assets	27,836	29,591	30,893	48,255	30,090
Total assets	28,049	29,951	32,182	60,274	45,800
Total liabilities	1,758	1,769	1,203	2,488	2,464
Net assets	26,292	28,183	30,979	57,786	43,336
Share capital	76,241	75,715	75,715	75,715	60,045
Shareholders' equity	26,292	28,183	30,979	57,786	43,336
Weighted average common shares outstanding	82,573	73,440	73,440	62,396	57,056

Exchange Rates

On March 21, 2016, the buying rate in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York, was US$1.00 = Cdn$1.3067. The following table sets forth, for each of the years or, as applicable, months indicated, additional information with respect to the noon buying rate for US$1.00 in Canadian dollars and are based upon the rates quoted by the Federal Reserve Bank of New York.

Rate	2015	2014	2013	2012	2011
Average (1)	1.2906	1.1083	1.03467	0.9996	0.9858

_________________________
(1) The average rate means the average of the exchange rates on the last day of each month during the year.

	October	November	December	January	February	March
Rate	2015	2015	2015	2016	2016	2016(1)
High	1.3242	1.336	1.3989	1.4592	1.4039	1.3466
Low	1.2901	1.3093	1.3357	1.397	1.3546	1.2980

_________________________
(1) Provided for the period from March 1, 2016 to March 21, 2016.

B.	Capitalization and Indebtedness

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

The Company has not generated revenues from operations and there is no assurance that it will produce revenue, operate profitably or provide a return on investment in the future. The Company has only incurred operating losses, and the development of its projects is at an early stage. The Company produced a loss of US$2,417,247 for the year ended December 31, 2015, and, as of that date, the Company’s deficit was US$58,091,493 and the Company had a working capital deficit of US$1,626,788 which casts substantial doubt on the Company’s ability to continue as a going concern. The Company is subject to the risks and challenges experienced by other companies at a comparable stage. These risks include, but are not limited to, continuing losses and the ability to secure adequate financing or to complete corporate transactions to meet the minimum capital required to successfully complete its projects and fund other operating expenses.

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

The auditor’s report issued in respect of the Company’s 2015 annual consolidated financial statements contains an "Emphasis of Matter" which includes the following statement:

"Without qualifying our opinion, we draw attention to Note 2 in the consolidated financial statements which indicates the Company produced a net loss of $2,417,247 for the year ended December 31, 2015 and as of that date the Company’s accumulated deficit was $58,091,493. These conditions, along with other matters as set forth in Note 2, indicate the existence of a material uncertainty that casts substantial doubt on the Company’s ability to continue as a going concern."

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

As a result of the sharp decline in gold prices over the past few years and the difficult financing prospects for gold exploration companies in general and the Company in particular, the Company has substantially reduced exploration efforts at its projects in order to conserve cash. It is unlikely that the reduced exploration efforts can identify additional resources or make other substantial progress in advancing the projects. There can be no assurance that exploration will be significantly increased at the projects in the foreseeable future. Failure to conduct significant exploration activities would result in the inability to identify further development potential of the projects and could render financing more difficult to obtain, which would materially and adversely affect the Company’s financial condition.

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

Holders of common shares of the Company that are U.S. taxpayers should be aware that, due to the nature of the Company's assets and the income that it expects to generate, the Company expects to be a "passive foreign investment company" ("PFIC") for the current year, and may be a PFIC in subsequent taxable years. Whether the Company will be a PFIC for the current tax year or future tax years will depend on the Company's assets and income over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Form 20-F. Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status for any tax year. U.S. federal income tax laws contain rules which result in materially adverse tax consequences to U.S. taxpayers that own shares of a corporation which has been classified as a PFIC during any taxable year of such holder's holding period. A U.S. taxpayer who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC may mitigate such negative tax consequences by making certain U.S. federal income tax elections, which are subject to numerous restrictions and limitations. Holders of the Company's common shares are urged to consult their own tax advisors regarding the acquisition, ownership, and disposition of the Company's common shares. This paragraph is only a brief summary of the PFIC rules, and is qualified in its entirety by the section below entitled "Certain United States Federal Income Tax Considerations".

The Company has a history of losses and may never achieve revenues or profitability.

The Company has incurred losses from operations since it became a mineral exploration company in November 2008 and the Company expects to incur losses from operations for the foreseeable future. The Company had an accumulated deficit of US$58,091,493 as of December 31, 2015. The losses do not include capitalized mineral property exploration costs. The Company expects to continue to incur losses unless and until such time as one or more of its properties enter into commercial production and generate sufficient revenues to fund continuing operations. The development of the Company's properties will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultants' analysis and recommendations, the rate at which operating losses are incurred, and the Company's acquisition of additional properties, some of which are beyond the Company's control. There can be no assurance that the Company will ever achieve profitability.

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

The Company is subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the SEC, the Canadian Securities Administrators, the Toronto Stock Exchange, and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by the United States Congress, making compliance more difficult and uncertain. For example, on July 21, 2010, the United States Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act, which is expected to result in the SEC adopting rules that will require the Company to disclose on an annual basis certain payments made by the Company, its subsidiaries or entities controlled by it, to the U.S. government and foreign governments, including sub-national governments. The SEC has also adopted rules under the Dodd Frank Act that require a company filing reports with the SEC to disclose on an annual basis whether certain “conflict minerals” necessary to the functionality or production of a product manufactured by such company originated in the DRC or any adjoining country. The Company currently holds properties located in the DRC. It is possible that the new SEC rules regarding conflict minerals could adversely affect the value of the minerals mined in the DRC, which may impact the value of the Company’s interests in those properties. The Company’s efforts to comply with the Dodd-Frank Act, the rules and regulations promulgated thereunder, and other new rules and regulations have resulted in, and are likely to continue to result in, increased general and administration expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

The Company is not insured to cover potential risks.

The Company currently does not have insurance to cover potential risks associated with its operations, including industrial accidents, damages to equipment and facilities, labour disputes, pollution, unusual or unexpected geological conditions, rock bursts, ground or slope failures, cave-ins, fires, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, earthquakes and other environmental occurrences. Losses from these events may cause Loncor to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

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

The Company’s common shares are traded exclusively in the United States on the OTC Pink tier of the OTC Link. The Company’s common shares previously traded on the NYSE MKT, and the OTC Pink does not require the same level of disclosure and compliance requirements compared to the NYSE MKT. The Company is still, however, required to meet its SEC filing requirements and to meet its Toronto Stock Exchange and Canadian filing, compliance and disclosure requirements. As the Company’s common shares are no longer listed on the NYSE MKT, shareholders will not be able to trade its common shares on the NYSE MKT and certain federal and state securities law exemptions for its common shares would no longer be available. Consequently, the trading market for the Company’s securities in the United States will be limited.

The Toronto Stock Exchange has placed the Company under remedial delisting review

The Toronto Stock Exchange (the "TSX") has placed the Company under remedial delisting review as the Company did not meet the TSX’s requirements with respect to the Company’s working capital position and market capitalization. The Company has requested that it be provided additional time to regain compliance with the continued listing requirements of the TSX. There is no guarantee that the Company will regain compliance with the continued listing requirements of the TSX. If the TSX determines to delist the common shares of the Company, the Company will seek a listing on the TSX Venture Exchange. However, there is no guarantee that a TSX Venture Exchange listing application would be accepted.

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

In June 2010, the Company announced initial assay results from the Makapela prospect at the Company's Ngayu gold project. A core drilling program at Makapela commenced in November 2010 with the objective of testing along strike and at depth the sub vertical, vein mineralized system being exploited by the artisanal miners at the Main, North and Sele Sele pits which returned significant results from channel sampling. Drill results at Makapela were announced by the Company via a number of press releases in 2011 and 2012.

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

In October 2012, the Company completed two financings concurrently, raising total gross proceeds of Cdn$14,799,750. The first financing involved the issuance of 9,245,000 common shares of the Company at a price of Cdn$1.05 per share for aggregate gross proceeds of Cdn$9,707,250. This offering was conducted by a syndicate of investment dealers and was made by way of a short form prospectus filed with securities regulatory authorities in all of the provinces of Canada (other than Québec). The said shares were also offered on a private placement basis in certain jurisdictions outside of Canada. The second financing involved a non-brokered private placement to Newmont of 4,850,000 common shares of the Company at a price of Cdn$1.05 per share for aggregate gross proceeds of Cdn$5,092,500. As of the date of this Form 20-F, Newmont holds 14,550,000 (representing 9.61%) of the outstanding common shares of the Company.

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

As a result of the sharp decline in gold prices in 2013 and the difficult financing prospects for gold exploration companies in general and the Company in particular, the Company substantially reduced exploration efforts at its projects in order to conserve cash. Since the end of September 2013 and to the date of this Form 20-F, the Company undertook mainly assessment of exploration work undertaken earlier in 2013 at Ngayu and selecting prospects at Ngayu requiring further investigation. In addition, new historical data has been obtained and is being assessed for the North Kivu project in order to select target areas for follow up.

In April 2014, Loncor voluntarily delisted from the NYSE MKT LLC.

In February 2015, Peter Cowley stepped down from his roles as President and Chief Executive Officer of the Company for personal reasons. Mr. Cowley agreed to provide advisory services to Loncor. Arnold T. Kondrat, Executive Vice President and a founding director of the Company, was appointed President and Chief Executive Officer of the Company.

In February 2015, the Company closed a non-brokered private placement of 8,000,000 common shares of the Company at a price of Cdn$0.06 per share for gross proceeds of Cdn$480,000. In March 2015, the Company closed a non-brokered private placement of 3,000,000 common shares of the Company at a price of Cdn$0.06 per share for gross proceeds of Cdn$180,000.

In January 2016, Loncor’s subsidiary, Loncor Resources Congo SARL ("Loncor Subco"), entered into a joint venture agreement (the "Agreement") with Randgold Resources (DRC) Limited ("Randgold"). The Agreement provides for a joint venture (the "Joint Venture") between Loncor Subco and Randgold covering all of the exploration permit areas comprising Loncor’s Ngayu project, other than certain parcels of land surrounding and including the Makapela and Yindi prospects which are retained by Loncor Subco and do not form part of the Joint Venture. Randgold will have certain preemptive rights over these two areas. Randgold will manage and fund all exploration of the permit areas until the completion of a prefeasibility study on any gold discovery meeting the investment criteria of Randgold. Once the Joint Venture has determined to move ahead with a full feasibility study, a special purpose vehicle ("SPV") would be created to hold the specific discovery areas. Subject to the DRC’s free carried interest requirements, Randgold would retain 65% of the SPV with Loncor Subco holding the balance of 35%. Loncor Subco will be required, from that point forward, to fund its pro-rata share of the SPV in order to maintain its 35% interest or be diluted.

In February 2016, the Company closed a non-brokered private placement of 67,000,000 common shares of the Company at a price of Cdn$0.015 per share for gross proceeds of Cdn$1,005,000. Arnold T. Kondrat, Chief Executive Officer, President and a director of the Company, acquired 60,000,000 of the common shares issued under this private placement. Taking into account the acquisition of these shares, Mr. Kondrat now owns an aggregate of 74,300,818 common shares, representing approximately 49.1% of the issued and outstanding common shares of the Company.

B.	Business Overview

General

Loncor is a Canadian gold exploration company focused on two projects in the DRC, the Ngayu and North Kivu projects. The Ngayu project comprises 13 exploration permits (which permits are held by the Company’s wholly-owned DRC subsidiary) totaling 2,077 square kilometres that cover most of the Ngayu Archaean greenstone belt in Orientale province in the northeast portion of the DRC. The North Kivu project comprises 49 exploration permits owned or controlled by Loncor, covering an area of 13,375 square kilometres in North Kivu province located west of the city of Butembo. Both projects have historic gold production. Additional information with respect to the Company's projects can be found below under "Loncor Mineral Properties".

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

Loncor does not have any material subsidiaries, other than Loncor Resources Congo SARL, which is wholly owned by Loncor and was incorporated in the DRC.

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

Table 1: License Details for the PRs of the Ngayu Project

PR NO.	LICENCE NO.	HOLDER	DATE OF ISSUE	DATE OF EXPIRY	MINERALS	AREA (ha)
1793	NO° CAMI/CR/3169/2007	Loncor Resources Congo SARL	10-Feb-2007	09-Feb-2017	Fe,Au, Sn, Cu, Pt, Ag, W, Co, Nb and Ta	19,454
1794	NO° CAMI/CR/3170/2007	Loncor Resources Congo SARL	10-Feb-2007	09-Feb-2017	Fe,Au, Sn, Cu, Pt, Ag, W, Co, Nb and Ta	19,709
1796	NO° CAMI/CR/3172/2007	Loncor Resources Congo SARL	10-Feb-2007	09-Feb-2017	Fe,Au, Sn, Cu, Pt, Ag, W, Co, Nb and Ta	16,056
1797	NO° CAMI/CR/3173/2007	Loncor Resources Congo SARL	10-Feb-2007	09-Feb-2017	Fe,Au, Sn, Cu, Pt, Ag, W, Co, Nb and Ta	15,631
1798	NO° CAMI/CR/3174/2007	Loncor Resources Congo SARL	10-Feb-2007	09-Feb-2017	Fe,Au, Sn, Cu, Pt, Ag, W, Co, Nb and Ta	18,435
1800	NO° CAMI/CR/3176/2007	Loncor Resources Congo SARL	10-Feb-2007	09-Feb-2017	Fe,Au, Sn, Cu, Pt, Ag, W, Co, Nb and Ta	16,736
1801	NO° CAMI/CR/3177/2007	Loncor Resources Congo SARL	10-Feb-2007	09-Feb-2017	Fe,Au, Sn, Cu, Pt, Ag, W, Co, Nb and Ta	17,160
1802	NO° CAMI/CR/3178/2007	Loncor Resources Congo SARL	10-Feb-2007	09-Feb-2017	Fe,Au, Sn, Cu, Pt, Ag, W, Co, Nb and Ta	16,226
1803	NO° CAMI/CR/3179/2007	Loncor Resources Congo SARL	10-Feb-2007	09-Feb-2017	Fe,Au, Sn, Cu, Pt, Ag, W, Co, Nb and Ta	18,180
1804	NO° CAMI/CR/3180/2007	Loncor Resources Congo SARL	10-Feb-2007	09-Feb-2017	Fe,Au, Sn, Cu, Pt, Ag, W, Co, Nb and Ta	12,318
1805	NO° CAMI/CR/3181/2007	Loncor Resources Congo SARL	10-Feb-2007	09-Feb-2017	Fe,Au, Sn, Cu, Pt, Ag, W, Co, Nb and Ta	17,415
1806	NO° CAMI/CR/3182/2007	Loncor Resources Congo SARL	10-Feb-2007	09-Feb-2017	Fe,Au, Sn, Cu, Pt, Ag, W, Co, Nb and Ta	8,580
1807	NO° CAMI/CR/3184/2007	Loncor Resources Congo SARL	10-Feb-2007	09-Feb-2017	Fe,Au, Sn, Cu, Pt, Ag, W, Co, Nb and Ta	11,808

Figure 1

REGIONAL LOCATION OF THE NGAYU PROJECT
DRC
CENTRAL AFRICAN REPUBLIC
SUDAN
CAMEROON
GABON
CONGO
CABINDA
UGANDA
RWANDA
BURUNDI
TANZANIA
ANGOLA
ZAMBIA
NGAYU PROJECT
MANGUREDJIPA PROJECT
HAUT ZAIRE
NORD KIVU
SUD KIVU
MANIEMA
KASAI ORIENTAL
KASAI OCCIDENTAL
SHABA
BANDUNDU
KINSHASA
BAS-ZAIRE
Bangui
Okapi Game Lodge
Kisangani
Mbandaka
Beni
Butembo
Goma
Bukavu
Brazzaville
Kinshasa
Matadi
Kananga
Mbuji-Mayi
Lubumbashi
Congo
Kasai
Lake Albert
Lake Edward
Lake Kivu
Lake Tanganyika
Lake Mweru
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

Surface Fees and Provincial Taxes

In order to maintain a PR in good standing under DRC law the title holder is required to make annual surface fee and surface tax payments to the State Treasury and the Provincial Tax authorities, respectively. To qualify for permit renewal the applicant must demonstrate that it has paid all surface fees and provincial taxes and has complied with environmental obligations. All surface fees and provincial taxes for the Ngayu project PRs have been paid and the PRs are currently in good standing. In 2015, amounts of US$139,609 and US$10,385 were paid for surface fees and provincial taxes respectively.

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

According to DRC law there is no export duty on marketable products, but a 30% corporate tax rate is applied on corporate profits. Loncor has not entered into any other agreements which could have a material impact on the Ngayu project, other than the joint venture agreement entered into with Randgold Resources (DRC) Limited in January 2016 (see Item 4A. of this Form 20-F ("History and Development of the Company") for information in respect of this agreement).

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

Several styles of gold mineralization have been identified in the Ngayu belt and are summarised below:

Shear-zone hosted gold:

>	Mineralization of shears within BIF, or on the BIF contacts, leading to quartz veining and sulphidation of the BIF and immediate wall-rock, e.g. Adumbi, Makapela Reef 2.
>

Mineralization of shears within basalts and schists (and to a much lesser extent intermediate intrusives) resulting in discrete auriferous quartz veins with limited wall- rock mineralization, e.g. Makapela Reef 1, and the Yindi vein field.

Disseminated mineralization in BIF:

>

Sulphidation of BIF by fluids utilizing nearby cross-cutting and parallel structures, such as thrusts and shears e.g. Yindi BIF-hosted mineralization and Nagasa Anomaly 1. This style of mineralization has the potential to form deposits of very large size, e.g. Geita in Tanzania.

Sheeted veins:

>

Shear zones resulting in auriferous sheeted quartz veins and veinlets developing mainly parallel to the foliation and forming packages over widths of up to 40 metres, often with disseminated mineralization between the veins, e.g. Itali, Mondarabe.

Elluvial/Colluvial deposits:

>	Artisanal mining of weathered gold mineralization preserved as elluvial or colluvial material, is widespread throughout the belt, particularly in the Imva Fold area and Anguluku.

Alluvial deposits:

>	Palaeoalluvial deposits are locally exploited by artisanals by digging pits to the basal gravel layer of old river channels, e.g. Nagasa, Mondarabe, Matete.
>	Exploitation of modern alluvium is widespread throughout the Ngayu belt, and is particularly common in the Imva Fold area.

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

Exploration (2009-2015)

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

Table 3: Exploration Statistics for the Ngayu Work Program (2010-2013)
	Activity									Samples
Prospects	Gridd -ing (km)	IP (km)	Trenc h-ing (m)	AditM app- ing (m)	Other Channel (m)	Auger Drilling		Diamond Drilling		BLE G	Stream Sediment	Soils	Rock	Adit Channel	Trenc Channel	Other Channel	Auger	DD	Thin Section
						Holes	(m)	Holes	(m)
Yindi	94.16	23	486.49	208.30	388.70	133	566.90	18	3302.24	16	0	2362	189	227	525	424	558	3526	11
Makapela	189.68	0	0	0	242.46	797	4537.12	84	24058	12	659	4826	197	0	0	287	3381	6201	58
Itali	48.20	0	691.10	29.00	170.45	170	938.55	5	1195.43	0	0	1234	169	31	751	196	649	1450	8
Anguluku	101.28	47.5	439.85	173.00	165.93	126	381.35	0	0	0	560	2549	274	175	454	227	481	0	1
Adumbi	68.80	0	13.00	0	141.90	0	0	0	0	0	0	1787	138	0	20	197	0	0	0
Nagassa	147.68	125.9	432.85	26.70	253.55	750	3489.39	9	2620.65	0		3815	373	34	481	309	3277	1880	11
Mondarabe	157.36	0	375.21	0	489.60	135	542.70	7	1220.50	0	0	4047	362	0	385	580	561	1533	7
Matete	148.84	89	989.20	0	239.39	256	1079.25	0	0	0	0	3856	401	0	1062	330	1110	0	8
Andagbowa	3.04	0	0	0	21.90	0	0	0	0	0	91	89	34	0	0	30	0	0	0
Bleg	0	0	0	0	0	0	0	0	0	711	0	0	71	0	0	0	0	0	0
PROJECT TOTAL	959	285.4	3428	437	2114	236 7	11535	123	32397*	739	1310	24565	2208	467	3678	2580	10017	14590	104

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
N
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

Itali Prospect

The Itali prospect is located at the eastern end of the Imva Fold structure, 40 kilometres to the northwest of Yindi and 10 kilometres south of Makapela. Lithologies comprise an interbedded sequence of BIF, basaltic volcanics and metasedimentary schist. Post-deformation, dioritic intrusives occur within and on the flanks of the fold. Extensive strike-parallel faults have been interpreted from aeromagnetic data, and are possibly thrusts that formed during the NNW-SSE compression and folding event. Five drill holes have been completed at Itali. The first hole was drilled to test a trench intersection of 42.50 metres at 2.11g/t. The drill hole was 161.85 metres in length and inclined at -50 degrees to the south, and was drilled parallel to and immediately below the trench.

Figure 5 Makapela Main to North Drill Intersections

MAKAPELA MAIN TO NORTH DRILL INTERSECTIONS
Black = Reef Zone only, No Cut-off
Red = 2 g/t Cut-off, Minimum 1.5 m True Width
NMDD017 : Reef 2 not developed. Structure probably represented by pyritic shear zone but no significant values.
NMDD062 : 2.34 m (1.77 m True) @ 10.38
2.34 m (1.77 m True) @ 10.38 g/t
NMDD055 : 5.46 m (3.00 m True) @ 13.29
4.48 m (2.50 m True) @ 15.87 g/t
NMDD013 : 1.10 m (0.83 m True) @ 2.65 g/t
(Below Cut-off)
NMDD015 : 6.43 m (4.89 m True) @ 0.60 g/t
(Below Cut-off)
NMDD035 : 0.62 m (0.46 m True) @ 3.12 g/t
2.03 m (1.50 m True) @ 2.28 g/t
NMDD002 : 6.76 m (4.30 m True) @ 7.01 g/t
6.08 m (3.86 m True) @ 7.66 g/t
NMDD005 : 7.19 m (4.30 m True) @ 64.00 g/t
7.24 m (4.33 m True) @ 63.96 g/t
NMDD012 : 8.22 m (5.28 m True) @ 9.10 g/t
5.01 m (3.12 m True) @ 12.75 g/t
NMDD019 : 12.45 m (10.62 m True) @ 3.75 g/t
9.02 m (7.67 m True) @ 5.14 g/t
NMDD031 : 10.82 m (7.52 m True) @ 2.66 g/t
3.65 m (2.79 m True) @ 3.60 g/t
NMDD040 : 6.30 m (5.26 m True) @ 3.33 g/t
5.43 m (4.53 m True) @ 3.75 g/t
NMDD046 : 1.40 m (0.98 m True) @ 24.74 g/t
2.14 m (1.50 m True) @ 16.16 g/t
NMDD050 : 3.14 m (1.43 m True) @ 3.14 g/t
3.33 m (1.52 m True) @ 3.36 g/t
NMDD033 : 2.91 m (2.91 m True) @ 2.65 g/t
1.50 m (1.50 m True) @ 3.31 g/t
NMDD034 : 4.98 m (3.20 m True) @ 4.08 g/t
4.98 m (3.20 m True) @ 4.08 g/t
NMDD037 : 3.08 m (2.26 m True) @ 2.83 g/t
2.58 m (1.90 m True) @ 3.22 g/t
NMDD008 : 4.35 m (2.85 m True) @ 17.55 g/t
5.18 m (3.42 m True) @ 15.86 g/t
NMDD009 : 5.63 m (2.64 m True) @ 13.79 g/t
5.69 m (2.66 m True) @ 13.79 g/t
NMDD010 : 6.26 m (3.94 m True) @ 17.64 g/t
6.26 m (3.95 m true) @ 17.64 g/t
NMDD011 : 0.82 m (0.36 m True) @ 20.30 g/t
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
2.07 m (1.77 m True) @ 8.55 g/t
NMDD021A : 6.56 m (4.05 m true) @ 1.00 g/t g/t
2.44 m (1.50 m True) @ 2.54 g/t
NMDD045 : 2.41 m (1.45 m True) @ 3.17 g/t
2.48 m (1.5 m True) @ 3.08 g/t
NMDD001 : 4.06 m (3.10 m True) @ 13.20 g/t
4.06 m (3.10 m True) @ 15.20 g/t
NMDD007 : 3.91 m (1.40 m True) @ 3.20 g/t
4.18 m (1.50 m True) @ 3.01 g/t
NMDD021 : 2.90 m (2.14 m True) @ 18.67 g/t
2.03 m (1.50 m True) @ 26.12 g/t
NMDD045 : 2.61 m (1.87 m True) @ 3.89 g/t
2.26 m (1.50 m True) @ 4.61 g/t
NMDD021A : 1.42 m (5.77 m True) 18.41 g/t
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
4.08 m (1.50 m True) @ 2.79 g/t
NMDD018 : Reef 1 represented by shear only
2.44 (1.60 m True) @ 1.38 g/t
(Below Cut-off)
North Pit
Main Pit
Reef 1
Reef 2
N
Scale
100m
LEGEND
Drillhole Collars
Quartz Vein (QV)
Artisinal Pits

Figure 6 Makapela Sele Sele Drill Intersections

MAKAPELA SELE SELE INTERSECTIONS
Black = Reef Zone only. No Cut-off
NMDD025 4.29 m (3.26 m True) @ 1.56 g/t
NMDD025
NMDD026
NMDD041
Abandoned
(Bad ground)
NMDD028
NMDD030
NMDD003
NMDD004
Sele Sele Pit
NMDD028 : 9.22 m (6.74 m True) @ 2.45 g/t
NMDD030 : 1.08 m (0.08 m True) @ 4.03 g/t
NMDD003 : 12.40 m (6.74 m True) @ 4.39 g/t
NMDD004 : 19.70 m (4.36 m True) @ 3.27 g/t
NMDD036
NMDD038
NMDD0022
NMDD0023
NMDD022 : 8.45 m (5.54 m True) @ 2.45 g/t
NMDD023 : 34.51 m (14.58m True) @ 5.75 g/t
NMDD036 : 10.70 m (8.30 m True) @ 2.29 g/t
NMDD038 : 7.84 m (5.05 m True) @ 1.77 g/t
NMDD029
NMDD029 : 11.95 m (7.68 m True) @ 0.94 g/t
(Below Cut-off)
LEGEND
Diamond Drillhole Collars
Sele Sele Reef
Artisanal Pit Outline
552290
552380
552470
552560

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

Exploration Plans at Ngayu

Since 2013, no drilling has been undertaken and the Yindi camp was put on care and maintenance due to funding constraints.

The status of exploration, exploration potential and recommended future exploration programs are summarised for the various prospects at Ngayu as follows, subject to sufficient funding being available for the Company:

Prospect	Exploration Status	Exploration Potential	Next Steps
Makapela	Indicated and inferred	Main Zones: Considered unlikely	Main Zones:
	mineral resources	that all the mineralized bodies are	1. IP (pole dipole) testwork over
	summarized in the tables	outcropping, and good potential for	known mineralization, followed
	above.	locating blind mineralized shoots	by systematic pole-dipole lines
		along well-defined structures with	along strike.
		an aggregate strike of >5	2. Drill testing of anomalies.
		kilometres.	3. Completion of preliminary
economic assessment.
Other: Possible mineralization
		associated with a quartz-porphyry	Other: IP to locate possible
		intrusion overlain by transported	mineralized parts of the quartz-
		overburden.	porphyry, followed by auger
drilling and diamond drilling

Yindi	Outline drilling on main soil	Drilled zone is open-ended to SE.	Additional drilling on main
	anomaly (18 holes)	Two adjacent IP anomalies not drill	zone for inferred resources and
	demonstrates potential for	tested.	to close off in SE.
	delineation of a mineral	Kputuka adit (10.30 metres @ 4.12	Drill test IP targets and Kputuka
	resource.	g/t Au) not drill tested.	adit.
		Possibility of disseminated &	IP surveys in La Grace area.
stockwork mineralization in La
Grace area.

Nagasa	Preliminary drilling of IP	The Anomaly 1 structure has an	Systematic pole-dipole IP to
	anomalies (9 holes).	open-ended strike of >6 kilometres,	define the more highly altered
	Intersections include:	with gold mineralization indicated	sections of the 6 kilometre zone
		by rock chip sampling, widespread	(possible use of 3D IP). Wider-
	3.72 metres @ 3.17 g/t Au	auriferous colluvium, and drilling.	spaced IP to test strike
		Only three widely-spaced lines	extensions.
	0.76 metres @ 9.03 g/t Au	drilled; all have strong	Outline drilling of IP anomalies.
hydrothermal alteration, and two
	0.41 metres @ 27.40 g/t Au	have Au mineralization.

Prospect	Exploration Status	Exploration Potential	Next Steps
Mondarabe	Preliminary drilling of 2 soil	1. Northern anomaly: two zones of	Additional drilling on the
	anomalies (7 holes).	workings with a combined strike of	northern anomaly. IP to test for
	Intersections include:	1.6 kilometres, only one of which	strike extensions under cover.
has been drilled on two lines.
	10.46 metres @ 2.01 g/t Au	Possible strike extensions under	Drilling on the southern part of
		transported cover.	the S-folded BIF.
3.52 metres @ 3.54 g/t Au
2. Southern anomaly: underlain by
	2.14 metres @ 31.15 g/t Au	S-fold in BIF. Two southerly limbs
of the fold covered by colluvium
and not yet drill tested.

Itali	Preliminary drilling over a	Mineralization open-ended to E,	IP to cover potential strike
	strike of 480 metres (5 holes	with 340 metres of potential strike	extensions.
	on 3 lines). Intersections	before Kilogold boundary.	Additional drilling to test strike
	include:	Also possibly open-ended to W,	extensions and establish
		under transported cover	orientation and extension of
	38.82 metres @ 2.66 g/t Au		plunging shoots

21.20 metres @ 0.68 g/t Au

14.70 metres @ 1.68 g/t Au

3.95 metres @ 19.50 g/t Au

Matete	Soil geochemistry, rock chip	7 drill targets proposed by	Prioritise and drill test IP
	sampling, augering,	Newmont based on IP anomalies.	anomalies in SW
	trenching in N and E.	Extensive alluvial mining in E with	Additional IP in E.
	IP over lithostructurally	source not yet located.
favourable areas with
transported overburden in
SW.

Anguluku	Detailed stream sediment	Strong stream sediment anomalies	Drill test IP anomalies.
	sampling.	associated with NW structure.
	Soil geochemistry, rock chip	Disseminated mineralization
	sampling, augering,	sampled within schists (e.g.
	trenching (but problems with	trench with 5 metres @ 5.5 g/t Au).
	transported overburden).	Well-defined IP chargeability
	IP in geochemically	anomalies associated with E-W
	anomalous areas.	structures and anomalous rock-
chips.

North Kivu Project

Loncor owns or controls a contiguous block of 49 exploration permits (or "PRs") covering an area of 13,375 square kilometers to the northwest of Lake Edward in the North Kivu province in the DRC. The areas covered by these PRs are located between the two major gold belt terrains of the DRC: the Twangiza-Namoya gold belt, owned by Banro Corporation, and the Kilo-Moto gold belt, previously controlled by Moto Gold and now owned by Randgold and Anglogold Ashanti. In addition to gold, there are a number of alluvial platinum occurrences in the project area, including the type locality for the platinum selenide mineral luberoite near Lubero. To date, no primary source has been found for the alluvial platinum occurrences. Due to the security situation, all of the North Kivu PRs are currently under force majeure.

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

In order to maintain a PR in good standing the title holder is required to make annual surface fee and surface tax payments to the State Treasury and the Provincial Tax authorities, respectively. However, all 49 PRs comprising the North Kivu Project are under force majeure where no fees or taxes are payable during the force majeure period.

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

In August 2009, Loncor embarked on geochemical stream sediment, soil and rock sampling programs based on the combined results from the geophysical interpretation and the stream sediment grade distribution models. A one kilometre by two kilometre grid was designed initially for a target area, near the Durba adit, north of the base camp at Manguredjipa.

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

2013-2015 Exploration Activities at Manguredjipa

No exploration was undertaken on the North Kivu project due to the force majeure situation in respect of the PRs and in order to focus exploration and funds on the priority Ngayu project.

Exploration Plans for the North Kivu Project

Exploration on the North Kivu project will be dependent on the lifting of force majeure on the priority PRs so that groundwork can commence and on sufficient funding being available for exploration. The priority area would be Lutunguru prospect where extensive gold artisanal activity including hardrock mining is currently being undertaken.

Qualified Person

William R. Wilson, a director of the Company and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this Form 20-F relating to the Company’s mineral projects.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

See the management's discussion and analysis of the Company for the year ended December 31, 2015 incorporated by reference into this Form 20-F as Exhibit 15.1.

A.	Operating Results

See the management's discussion and analysis of the Company for the year ended December 31, 2015 incorporated by reference into this Form 20-F as Exhibit 15.1.

B.	Liquidity and Capital Resources.

See the management's discussion and analysis of the Company for the year ended December 31, 2015 incorporated by reference into this Form 20-F as Exhibit 15.1.

C.	Research and Development, Patents and Licenses, etc.

The Company is a mineral exploration company and does not carry on any research and development activities.

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

E.	Off-Balance Sheet Arrangements.

The Company does not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following information is as of December 31, 2015:

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	-	-	-	-	-
Capital (finance) lease obligations	-	-	-	-	-
Operating lease obligations	-	-	-	-	-
Purchase obligations	-	-	-	-	-
Other long-term liabilities	-	-	-	-	-
Total	-	-	-	-	-

G.	Safe Harbor

Not applicable.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The directors and senior management of the Company and term of continuous service are as follows:

Served as a
Name	Position(s) with the Company	Director Since

Arnold T. Kondrat	President, Chief Executive Officer and a director	August 24, 1993

Donat K. Madilo	Chief Financial Officer	Not applicable

Fabrice Matheys	General Manager, DRC	Not applicable

Geoffrey G. Farr	General Counsel and Corporate Secretary	Not applicable

Maurice J. Colson (1)(2)	Director	March 31, 2011

Richard J. Lachcik (1)(2)	Director	June 29, 1998

William R. Wilson (1)(2)	Director	July 15, 1997

(1)	Member of the audit committee of the board of directors of the Company.

(2)	Member of the compensation committee of the board of directors of the Company.

Arnold T. Kondrat - Mr. Kondrat is the Company's principal founder and has over 30 years of management experience in the resource exploration industry. During this time he has been an officer and director of a number of publicly-traded resource exploration companies, in both Canada and the United States. Mr. Kondrat is the principal founder, and Executive Vice President and a director, of Banro Corporation (a gold mining company listed on the Toronto Stock Exchange and the NYSE MKT LLC with projects in the eastern DRC). He is also the principal founder, Chief Executive Officer, President and a director, of Gentor Resources Inc. (a mineral exploration company listed on the TSX Venture Exchange), the principal founder, Chief Executive Officer and a director, of Delrand Resources Limited (a mineral exploration company listed on NEX (a separate board of the TSX Venture Exchange) and the JSE, and President of Sterling Portfolio Securities Inc. (a private venture capital firm based in Toronto).

Donat K. Madilo – Mr. Madilo has over 26 years of experience in accounting, administration and finance in the DRC and North America. He is Senior Vice President, Commercial & DRC Affairs of Banro Corporation (and was previously Chief Financial Officer of Banro Corporation), Chief Financial Officer of Gentor Resources Inc. and Treasurer of Delrand Resources Limited. Mr. Madilo’s previous experience includes director of finance of Coocec-ceaz (a credit union chain in the DRC) and senior advisor at Conseil Permanent de la Comptabilité au Congo, the accounting regulation board in the DRC. He holds a Bachelor of Commerce (Honours) degree from Institut Supérieur de Commerce de Kinshasa, a B.Sc. (Licence) in Applied Economics from University of Kinshasa and a Masters of Science in Accounting (Honours) from Roosevelt University in Chicago.

Fabrice Matheys – Mr. Matheys is a professional geologist with more than 23 years of experience in Africa. Prior to his role with Loncor, Mr. Matheys served as Exploration Geologist for De Beers in Botswana, West Africa and South Africa and spent eight years as Exploration Manager in the Democratic Republic of the Congo with exploration programs focused on gold, diamonds, niobium and tungsten.

Geoffrey G. Farr – From February 2011 to present, Mr. Farr has been Vice President, General Counsel of Banro Corporation, and General Counsel to each of Loncor, Gentor Resources Inc. and Delrand Resources Limited. He is also currently Corporate Secretary of each of Banro Corporation and Gentor Resources Inc., and Corporate Secretary and a director of Delrand Resources Limited. Prior to February 2011, Mr. Farr practised corporate and securities law in Toronto for 17 years, which included extensive experience in representing public companies. He holds a LL.B. from the University of Ottawa and a B.Comm. from Queen’s University.

Maurice J. Colson – Mr. Colson has worked in the investment industry for more than 38 years and was for many years managing director for a major Canadian investment dealer in the United Kingdom. He is actively involved in providing strategic counsel and assistance with financing to emerging private and public companies in Canada and to Canadian companies operating in China, Africa and South America. He is a director, and a member of the audit committee, of several Toronto Stock Exchange and TSX Venture Exchange listed companies, and is the former President and Chief Executive Officer of the TSX Venture-listed company, Lithium One Resources. Mr. Colson holds a Masters of Business Administration degree from McGill University in Montreal.

Richard J. Lachcik - Mr. Lachcik is a partner of the law firm Norton Rose Fulbright Canada LLP, which acts as counsel to the Company. He has been practising corporate and securities law in Toronto, Canada for over 30 years. Mr. Lachcik has extensive experience in representing public companies and has also acted for a number of investment dealers. He has been an officer and director of a number of Canadian public resource companies.

William R. Wilson – Mr. Wilson is Director, Executive Vice President and Chief Financial Officer of ARNEVUT Resources, Inc., a private precious metals exploration company based in Colorado with properties in Nevada and Utah. He has created and managed 11 mining companies over 25 years with properties in the U.S., Canada, Russia, the DRC and Ukraine. Mr. Wilson is a member of the Mining and Metallurgical Society of America, the Canadian Institute of Mining and the Society of Mining, Metallurgy and Exploration. He has a degree in Metallurgical Engineering from the Colorado School of Mines and a Masters of Business Administration degree from the University of Southern California. Mr. Wilson has been involved in the mining industry for 36 years. He has been a director and senior officer of a number of public companies in both Canada and the United States, and has been a member of the audit committee of several of these companies.

There are no family relationships among any of the Company's directors or senior management.

There is no arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or officer of the Company.

The following directors of the Company are presently directors of other issuers that are public companies:

Name of Director	Names of Other Issuers

Maurice J. Colson	Aberdeen International Inc.
Stetson Oil & Gas Ltd.
Delrand Resources Limited
Banro Corporation

Arnold T. Kondrat	Delrand Resources Limited
Gentor Resources Inc.

Richard J. Lachcik	Cerro Grande Mining Corporation
Gentor Resources Inc.

William R. Wilson	Delrand Resources Limited
Gentor Resources Inc.

Other than the board of directors, the Company does not have an administrative, supervisory or management body.

B.	Compensation

Named Officers

Summary Compensation Table

The following table sets forth certain information with respect to compensation paid to the officers of the Company set out in the following table (the "NEOs") for the financial year ended December 31, 2015.

Name and Principal	Year	Salary	Share-based	Option-based	Non-equity	All other	Total
Position		(US$)	awards	awards (3)	incentive plan	Compensation	Compensation
			(US$)	(US$)	compensation -	(US$)	(US$)
					Annual Incentive
					Plan
					(US$)
Arnold T. Kondrat (1)	2015	$93,840 (2)	N/A	N/A	Nil	$19,128 (4)	$112,968

Chief Executive
Officer and President

Peter N. Cowley (1)	2015	Nil	N/A	N/A	Nil	Nil	Nil

Chief Executive
Officer and President

Donat K. Madilo	2015	Nil	N/A	N/A	Nil	Nil	Nil

Chief Financial
Officer

Fabrice Matheys	2015	$15,000	N/A	N/A	Nil	$9,800 (5)	$24,800

General Manager,
DRC

Geoffrey G. Farr	2015	$48,000	N/A	N/A	Nil	$4,000 (5)	$52,000

General Counsel and
Corporate Secretary

(1)	Mr. Cowley stepped down as Chief Executive Officer and President of the Company in February 2015. Mr. Kondrat was appointed Chief Executive Officer and President of the Company in February 2015.

(2)

The salary for Mr. Kondrat is paid in Canadian dollars. The U.S. dollar amount set out in the above table for the salary of Mr. Kondrat was calculated using an average exchange rate for 2015 of Cdn$1.00 = US$0.7820.

(3)	No stock options were granted by the Company in 2015.

(4)	These amounts represent accrued Retention Allowance (as such term is defined below) of US$7,820 and life insurance premiums paid by the Company of US$11,308.

(5)	This amount represents accrued Retention Allowance (as such term is defined below).

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

Incentive Plan Awards

The following table provides details regarding outstanding option and share-based awards held by the NEOs as at December 31, 2015:

Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name (1)	Option grant date	Number of securities underlying unexercised options (2) (#)	Option exercise price (3) ($)	Option expiration date	Aggregate value of unexercised in-the-money options (4) (US$)	Number of shares or units that have not vested (#)	Market or payout value of share- based awards that have not vested (US$)
Arnold T. Kondrat	Dec. 12, 2012	250,000	Cdn$1.05 (US$0.76)	Dec. 12, 2017	Nil	N/A	N/A
	Jan. 28, 2011	150,000	Cdn$2.69 (US$1.94)	Jan. 28, 2016	Nil	N/A	N/A
Donat K. Madilo	Dec. 12, 2012	100,000	Cdn$1.05 (US$0.76)	Dec. 12, 2017	Nil	N/A	N/A
	Jan. 28, 2011	50,000	Cdn$2.69 (US$1.94)	Jan. 28, 2016	Nil	N/A	N/A
Fabrice Matheys	Dec. 12, 2012	80,000	Cdn$1.05 (US$0.76)	Dec. 12, 2017	Nil	N/A	N/A
	Jan. 28, 2011	50,000	Cdn$2.69 (US$1.94)	Jan. 28, 2016	Nil	N/A	N/A
Geoffrey G. Farr	Dec. 12, 2012	100,000	Cdn$1.05 (US$0.76)	Dec. 12, 2017	Nil	N/A	N/A
	Jan. 11, 2011	100,000	Cdn$2.45 (US$1.77)	Jan. 11, 2016	Nil	N/A	N/A

(1)	Mr. Cowley is not shown in the above table as he stepped down as Chief Executive Officer and President of the Company in February 2015.

(2)	1/4 of the stock options granted to each optionee vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.

(3)

The exercise price of each of the stock options held by the officers is in Canadian dollars. The U.S. dollar figures set out in this column of the table were calculated using the noon exchange rate on December 31, 2015 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7225.

(4)

This is based on (a) the last closing sale price per share of the Company’s common shares as at December 31, 2015 of Cdn$0.04 as reported by the Toronto Stock Exchange, and (b) converting that price into a price of US$0.03 using the noon exchange rate on December 31, 2015 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7225.

All of the stock options shown in the above table with an expiration date of either January 28, 2016 or January 11, 2016, as applicable, expired on the expiration date without being exercised. On March 11, 2016, the Board granted 500,000 new stock options to each of Mr. Kondrat, Mr. Madilo and Mr. Farr, with each such option having an exercise price of Cdn$0.06 per share and an expiration date of March 11, 2021.

The following table provides details regarding outstanding option-based awards, share-based awards and non-equity incentive plan compensation held by the NEOs, which vested and/or were earned during the year ended December 31, 2015:

Incentive plan awards - value vested or earned during the year
Name	Option-based awards - Value vested during the year (1) (US$)	Share-based awards - Value vested during the year (US$)	Non-equity incentive plan compensation - Value earned during the year (US$)
Arnold T. Kondrat	Nil	N/A	N/A
Peter N. Cowley	Nil	N/A	N/A
Donat K. Madilo	Nil	N/A	N/A
Fabrice Matheys	Nil	N/A	N/A
Geoffrey G. Farr	Nil	N/A	N/A

(1)	Identifies the aggregate dollar value that would have been realized by the officer if the officer had exercised all options exercisable under the option-based award on the vesting date(s) thereof.

Non-Executive Directors

The directors of the Company were not paid any fees by the Company during the financial year ended December 31, 2015 for their services in their capacity as directors. The Company's directors are entitled to receive stock option grants under the Company's Stock Option Plan, as recommended by the compensation committee and determined by the board of directors of the Company (the "Board"). The exercise price of such stock options is determined by the Board, but shall in no event be less than the last closing price of the Company’s common shares on the Toronto Stock Exchange prior to the date the stock options are granted. No stock options were granted by the Company in 2015.

During the financial year ended December 31, 2015, the Company incurred legal expenses (and related costs) of Cdn$33,126 (or US$25,904 based on an average exchange rate for 2015 of Cdn$1.00 = US$0.7820) to Norton Rose Fulbright Canada LLP. Richard J. Lachcik, a director of the Company, is a partner of Norton Rose Fulbright Canada LLP.

All directors receive reimbursement for reasonable out-of-pocket expenses related to their attendance at meetings or other expenses incurred for Company purposes.

Incentive Plan Awards

The following table provides details regarding the outstanding option and share based awards held as at December 31, 2015 by the directors of the Company other than Mr. Kondrat. See "Named Officers - Incentive Plan Awards" above for details regarding the outstanding stock options held by Mr. Kondrat as at December 31, 2015.

Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (2) ($)	Option expiration date	Aggregate value of unexercised in-the-money options (3) (US$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (US$)
Maurice J. Colson	Dec. 12, 2012	50,000	Cdn$1.05 (US$0.76)	Dec. 12, 2017	Nil	N/A	N/A
	April 6, 2011	50,000	Cdn$2.69 (US$1.94)	April 6, 2016	Nil	N/A	N/A
Richard J. Lachcik	Dec. 12, 2012	50,000	Cdn$1.05 (US$0.76)	Dec. 12, 2017	Nil	N/A	N/A
	Jan. 28, 2011	50,000	Cdn$2.69 (US$1.94)	Jan. 28, 2016	Nil	N/A	N/A
William R. Wilson	Dec. 12, 2012	50,000	Cdn$1.05 (US$0.76)	Dec. 12, 2017	Nil	N/A	N/A
	Jan. 28, 2011	50,000	Cdn$2.69 (US$1.94)	Jan. 28, 2016	Nil	N/A	N/A

(1)	1/4 of the stock options granted to each optionee vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.

(2)

The exercise price of each of the stock options held by the directors is in Canadian dollars. The U.S. dollar figures set out in this column of the table were calculated using the noon exchange rate on December 31, 2015 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7225.

(3)

This is based on (a) the last closing sale price per share of the Company’s common shares as at December 31, 2015 of Cdn$0.04 as reported by the Toronto Stock Exchange, and (b) converting that price into a price of US$0.03 using the noon exchange rate on December 31, 2015 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7225.

All of the stock options shown in the above table with an expiration date of January 28, 2016 expired on this expiration date without being exercised. On March 11, 2016, the Board granted 300,000 new stock options to each of Mr. Colson, Mr. Lachcik and Mr. Wilson, with each such option having an exercise price of Cdn$0.06 per share and an expiration date of March 11, 2021.

The following table provides details regarding outstanding option-based awards, share-based awards and non-equity incentive plan compensation in respect of the directors of the Company other than Mr. Kondrat, which vested and/or were earned during the year ended December 31, 2015. See "Named Officers - Incentive Plan Awards" above for details regarding the outstanding option-based awards, share-based awards and non-equity incentive plan compensation in respect of Mr. Kondrat, which vested and/or were earned during the year ended December 31, 2015.

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

Employment Contracts with Executive Officers – Termination Benefits

There is no contract, agreement, plan or arrangement that provides for payments to an executive officer of the Company at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in an executive officer's responsibilities, other than the Retention Allowance discussed above. However, the Board may, in its sole discretion, accelerate the vesting of currently outstanding stock options granted under the Company’s Stock Option Plan in the event a take-over bid is made for the common shares of the Company, any change of control of the Company occurs or any other transaction involving the Company occurs (see "Named Officers - Incentive Plan Awards" under Item 6.B. of this Form 20-F with respect to the stock options of the Company held by the executive officers of the Company; see also "Incentive Stock Option Plan" under Item 6.E. of this Form 20-F regarding the terms of the Company’s Stock Option Plan).

Audit Committee

The Board has an audit committee (the "Audit Committee"), the members of which are Maurice J. Colson, Richard J. Lachcik and William R. Wilson. Each member of the Audit Committee is independent within the meaning of Canadian National Instrument 52-110 - Audit Committees ("NI 52-110") and Section 803A of the NYSE MKT Company Guide. Each member of the Audit Committee is "financially literate" within the meaning of NI 52-110. At no time since the commencement of the Company's financial year ended December 31, 2015 was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board. The Audit Committee's charter is incorporated by reference into this Form 20-F as Exhibit 1.3.

Compensation Committee

The Board has a compensation committee, the members of which are Maurice J. Colson, Richard J. Lachcik and William R. Wilson. See the discussion above under "Audit Committee" with respect to the independence of the members of the compensation committee. The primary function of the compensation committee is to assist the Board in fulfilling its oversight responsibilities with respect to: (a) human resources policies; and (b) executive compensation. To carry out its oversight responsibilities, the compensation committee's duties include the following:

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

The following sets out the number of employees which the Company and its subsidiaries had as at December 31, 2015, December 31, 2014 and December 31, 2013, providing a breakdown of these employees by location:

	Dec. 31,	Dec. 31,	Dec. 31,
Location	2015	2014	2013

Loncor office in Toronto, Canada	4	3	7

Loncor office in Beni, DRC	2	6	6

Loncor office in Kinshasa, DRC	2	2	4

Ngayu project	-	11	23

North Kivu project	-	-	-
Totals:	8	22	40

Neither the Company nor any of its subsidiaries has any unionized employees.

Neither the Company nor any of its subsidiaries employ a significant number of temporary employees.

E.	Share Ownership

The following table sets out the number of common shares of the Company held by the Company's directors and officers as of March 15, 2016 (including the percentage of the Company's outstanding common shares represented by such shares). See Item 6.B. of this Form 20-F for information regarding the stock options of the Company held by the Company's directors and officers as of March 15, 2016.

		Percentage of
	Number of Common	Outstanding
Name	Shares Owned	Common Shares

Maurice J. Colson	Nil	Nil

Geoffrey G. Farr	105,000	0.07%

Arnold T. Kondrat	74,300,818	49.1%

Richard J. Lachcik	11,666	0.01%

Donat K. Madilo	100,000	0.07%

Fabrice Matheys	Nil	Nil

William R. Wilson	3,333	0.002%

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

(b)

The number of common shares of the Company reserved from time to time for issuance to optionees pursuant to stock options granted under the Plan shall not exceed 8,000,000 common shares (as at the date of this Form 20-F, there are outstanding under the Plan 3,265,000 stock options entitling the holders to purchase an aggregate of 3,265,000 common shares of the Company (which is equal to 2.16% of the number of common shares of the Company which are outstanding as at the date of this Form 20-F), such that the number of new stock options currently available for future grants under the Plan is stock options to purchase an aggregate of 4,735,000 common shares of the Company (which is equal to 3.13% of the number of common shares of the Company which are outstanding as at the date of this Form 20-F).

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

To the knowledge of management of the Company, based on a review of publicly available filings as at March 21, 2016, the following are the only persons or companies who beneficially own 5% or more of the outstanding common shares of the Company.

	Number of Common	Percentage of Outstanding
Name of Shareholder	Shares Owned	Common Shares (1)

Arnold T. Kondrat (2)	74,300,818	49.1%

Newmont Canada FN Holdings ULC (3)	14,550,000	9.61%

(1)	The information in this column of the table is based on the number of common shares of the Company outstanding as at March 21, 2016.

(2)

Mr. Kondrat is Chief Executive Officer, President and a director of the Company. As at March 20, 2015, Mr. Kondrat held 14,300,818 (or 16.94%) of the outstanding common shares of the Company. As at March 25, 2014, Mr. Kondrat held 10,300,818 (or 14.03%) of the outstanding common shares of the Company. As at March 22, 2013, Mr. Kondrat held 10,208,418 (or 13.90%) of the outstanding common shares of the Company.

(3)

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

As of March 21, 2016, based on the Company’s shareholders’ register, there were 84 shareholders of record of the Company’s common shares in the United States, holding 8.94% of the outstanding common shares of the Company.

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

In February 2015, the Company closed a non-brokered private placement of 8,000,000 common shares of the Company at a price of Cdn$0.06 per share for gross proceeds to the Company of Cdn$480,000. Arnold T. Kondrat purchased 3,500,000 of the shares issued under this placement. In March 2015, the Company closed a non-brokered private placement of 3,000,000 common shares of the Company at a price of Cdn$0.06 per share for gross proceeds to the Company of Cdn$180,000. Mr. Kondrat purchased 500,000 of the shares issued under this placement. In February 2016, the Company closed a non-brokered private placement of 67,000,000 common shares of the Company at a price of Cdn$0.015 per share for gross proceeds of Cdn$1,005,000. Mr. Kondrat purchased 60,000,000 of the shares issued under this private placement. Mr. Kondrat is President, Chief Executive Officer and a director of the Company and, taking into account the shares acquired under the said placements, now holds 74,300,818 (or 49.1%) of the outstanding common shares of the Company. As well, a portion of the proceeds from the said February 2016 private placement were used to repay short term, non-interest bearing loans totaling Cdn$825,000 provided to the Company by Mr. Kondrat.

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

There have been no significant changes in the affairs of the Company since the date of the audited annual consolidated financial statements of the Company as at and for the year ended December 31, 2015, other than as discussed in this Form 20-F.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

The Company's common shares (a) are listed for trading on the Toronto Stock Exchange (the "TSX") under the symbol "LN", and (b) are quoted on the OTC Pink tier of the OTC Link under the symbol "LONCF". The Company's common shares commenced trading on the TSX on April 26, 2013. Prior to April 26, 2013, such shares traded on the TSX Venture Exchange (the "TSX-V"). From April 27, 2011 to April 24, 2014, the Company’s common shares were traded in the United States on the NYSE MKT (under the symbol "LON") and from April 25, 2014 to April 30, 2015, the Company’s common shares were quoted in the United States on the OTCQB tier of the OTC Link.

Toronto Stock Exchange/TSX Venture Exchange

The following table discloses the annual high and low sales prices in Canadian dollars for the common shares of the Company for the five most recent financial years of the Company as traded on the TSX and TSX-V, as applicable.

Year	High (Cdn$)	Low (Cdn$)
2015	$0.13	$0.02
2014	$0.27	$0.04
2013	$0.82	$0.10
2012	$1.91	$0.69
2011	$3.75	$1.18

The following table discloses the high and low sales prices in Canadian dollars for the common shares of the Company for each quarterly period within the two most recent financial years of the Company as traded on the TSX:

Quarter Ended	High (Cdn$)	Low (Cdn$)
December 31, 2015	$0.05	$0.02
September 30, 2015	$0.11	$0.035

Quarter Ended	High (Cdn$)	Low (Cdn$)
June 30, 2015	$0.13	$0.05
March 31, 2015	$0.125	$0.025
December 31, 2014	$0.12	$0.04
September 30, 2014	$0.18	$0.085
June 30, 2014	$0.14	$0.05
March 31, 2014	$0.27	$0.11

The following table discloses the monthly high and low sales prices in Canadian dollars for the common shares of the Company for the most recent six months as traded on the TSX:

Month	High (Cdn$)	Low (Cdn$)
March 2016 (to March 21)	$0.065	$0.03
February 2016	$0.045	$0.015
January 2016	$0.04	$0.015
December 2015	$0.04	$0.02
November 2015	$0.035	$0.02
October 2015	$0.05	$0.035
September 2015	$0.06	$0.05

US Trading

The following table discloses the annual high and low sales prices in United States dollars for the common shares of the Company for the five most recent financial years of the Company as traded on the NYSE MKT, the OTCQB tier of the OTC Link, and the OTC Pink tier of the OTC Link, as applicable. The Company's common shares commenced trading on the NYSE MKT on April 27, 2011 and ceased trading on the NYSE MKT on April 24, 2014, as a result of the Company voluntarily delisting from the NYSE MKT. From April 25, 2014 to April 30, 2015, the Company’s common shares traded in the United States on the OTCQB tier of the OTC Link and since May 1, 2015, the Company’s common shares have traded in the United States on the OTC Pink tier of the OTC Link.

Year	High (US$)	Low (US$)
2015	$0.14	$0.02
2014	$0.27	$0.03
2013	$0.87	$0.08
2012	$1.99	$0.68
2011	$3.82	$0.93

The following table discloses the high and low sales prices in United States dollars for the common shares of the Company for each quarterly period within the two most recent financial years. The Company’s common shares traded on the NYSE MKT until April 24, 2014, and thereafter traded on the OTCQB tier of the OTC Link from April 25, 2014 until April 30, 2015 and on the OTC Pink tier of the OTC Link since May 1, 2015.

Quarter Ended	High (US$)	Low (US$)
December 31, 2015	$0.03	$0.02
September 30, 2015	$0.06	$0.03
June 30, 2015	$0.14	$0.05
March 31, 2015	$0.08	$0.02
December 31, 2014	$0.09	$0.03
September 30, 2014	$0.14	$0.07
June 30, 2014	$0.16	$0.05
March 31, 2014	$0.27	$0.09

The following table discloses the monthly high and low sales prices in United States dollars for the common shares of the Company for the most recent six months as traded on the OTC Pink tier of the OTC Link.

Month	High (US$)	Low (US$)
March 2016 (to March 21)	$0.05	$0.02
February 2016	$0.02	$0.01
January 2016	$0.02	$0.01
December 2015	$0.03	$0.02
November 2015	$0.02	$0.02
October 2015	$0.03	$0.02
September 2015	$0.06	$0.03

B.	Plan of Distribution

This Form 20-F is being filed as an annual report under the U.S. Exchange Act and, as such, there is no requirement to provide any information under this item.

C.	Markets

The Company's outstanding common shares are listed on the TSX and are quoted on the OTC Pink tier of the OTC Link.

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

The Company's authorized share capital consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series, of which 151,439,732 common shares and no preference shares were issued and outstanding as of March 21, 2016. The following is a summary of the material provisions attaching to the common shares and preference shares.

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

Non-U.S. Holders

For purposes of this summary, a "non-U.S. Holder" is a beneficial owner of Common Shares that is not a U.S. Holder. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership and disposition of Common Shares. Accordingly, a non-U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the "Tax Act"); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares in connection with carrying on a business in Canada; (d) persons whose Common Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Common Shares.

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

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares. The Company believes that it was classified as a PFIC during the tax year ended December 31, 2015, and due to the nature of the Company’s assets and the income that the Company expects to generate, the Company expects to be a PFIC for its current tax year and may be a PFIC in subsequent tax years. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any subsidiary of the Company.

In addition, in any year in which the Company is classified as a PFIC, such holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. A failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file a IRS Form 8621.

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

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership and disposition of Common Shares.

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

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

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

See Note 15 to the Company's audited consolidated financial statements filed as part of this Form 20-F under Item 18.

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

14. E.	Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures.

(a)    Disclosure Controls and Procedures

Under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the U.S. Exchange Act) for the year ended December 31, 2015. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were adequately designed and are effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms.

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

Management conducted an evaluation of the design and operation of the Company's internal control over financial reporting as of December 31, 2015 based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2015 and no material weaknesses were discovered.

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

(d)    Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting during the year ended December 31, 2015, that management believes have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

The Company's Board has determined that William R. Wilson satisfies the requirements as an audit committee financial expert, in that he has an understanding of IFRS and financial statements; is able to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; has experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that can reasonably be expected to be raised by the Company's financial statements (or experience actively supervising one or more persons engaged in such activities); has an understanding of internal controls over financial reporting; and has an understanding of audit committee functions. Mr. Wilson is independent as defined in Section 803A of the NYSE MKT Company Guide.

Item 16.B.	Item 16.B. Code of Ethics.

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

The following summarizes the total fees billed by the external auditors of the Company (BDO Canada LLP) for each of the years ended December 31, 2015 and December 31, 2014. All dollar amounts are exclusive of applicable taxes.

	2015	2014
Audit Fees	US$43,700	US$76,873
Audit-Related Fees	Nil	Nil
Tax Fees	Nil	US$2,000	(1)
All Other Fees	Nil	Nil

(1)	The services comprising these fees related to the preparation of the Company's Canadian tax return.

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

Item 16.D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16.E.	Purchase of Equity Securities by the Issuer and Affiliated Purchasers

The Company did not purchase any of its common shares during the financial year ended December 31, 2015.

Item 16.F.	Change in Registrant's Certifying Accountant

Not applicable.

Item 16.G.	Corporate Governance

Not applicable.

Item 16.H.	H. Mine Safety

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

The financial statements appear on pages F-1 through F -26.

Item 19.	Exhibits

The following exhibits are filed as part of this Form 20-F:

EXHIBIT
NUMBER	DESCRIPTION

Constating Documents
1.1	Company's articles of amalgamation (1)
1.2	Company's general by-law (1)
1.3	Audit Committee's charter (1)
1.4	Company's Business Conduct Policy (1)

Material Contracts
4.1	Company's stock option plan (1)

Subsidiaries
8.1	List of subsidiaries of the Company (1)

Certifications
12.1	Certification of the President and Chief Executive Officer of the Company pursuant to Section 302 of Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer of the Company pursuant to Section 302 of Sarbanes-Oxley Act of 2002
13.1	Certification of the President and Chief Executive Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Chief Financial Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Other Exhibits
15.1	Management's discussion and analysis of the Company for the year ended December 31, 2015
15.2	Sections 10 and 11 of the Ngayu Technical Report(2)

Notes:
(1)	Previously filed as an exhibit to the Company’s annual report on Form 20-F filed with the SEC on March 30, 2012. SEC file number 001-35124.

(2)	Previously filed as exhibit 99.1 to the Company’s current report on Form 6-K filed with the SEC on July 13, 2012.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 30, 2016

LONCOR RESOURCES INC.
(Registrant)

By: (signed) "Arnold T. Kondrat"
Arnold T. Kondrat
President and Chief Executive Officer

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

(Expressed in U.S. dollars)

Page F-1 of F-26

CONTENTS

CONSOLIDATED FINANCIAL STATEMENTS

Page F-2 of F-26

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

The consolidated financial statements for the year ended December 31, 2015 have been audited by BDO Canada LLP, chartered professional accountants and licensed public accountants, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).

(Signed) “Arnold T. Kondrat”	(Signed) “Donat K. Madilo”
Arnold T. Kondrat	Donat K. Madilo
President and Chief Executive Officer	Chief Financial Officer

Page F-3 of F-26

Independent Auditor’s Report

To the Shareholders of Loncor Resources Inc.

We have audited the accompanying consolidated financial statements of Loncor Resources Inc., which comprise the consolidated statements of financial position as at December 31, 2015 and December 31, 2014 and the consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the years ended December 31, 2015, December 31, 2014, and December 31,2013, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Loncor Resources Inc. as at December 31, 2015 and December 31, 2014 and its financial performance and its cash flows for the years ended December 31, 2015, December 31, 2014 and December 31, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 2 in the consolidated financial statements which indicates the Company produced a net loss of $2,417,247 for the year ended December 31, 2015 and as of that date the Company’s accumulated deficit was $58,091,493. These conditions, along with other matters as set forth in Note 2, indicate the existence of a material uncertainty that casts substantial doubt on the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ BDO Canada LLP

Chartered Professional Accountants,
Licensed Public Accountants

Toronto, Canada
March 30, 2016

Page F-4 of F-26

Loncor Resources Inc.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in U.S. dollars)

	Notes	December 31,	December 31,
		2015	2014
		$	$
Assets
Current Assets
Cash and cash equivalents		8,255	55,631
Advances receivable	5	42,000	32,965
Due from related parties	6	12,619	9,880
Prepaid expenses and deposits		67,846	69,148
Total Current Assets		130,720	167,624

Non-Current Assets
Property, plant and equipment	7	82,075	192,846
Exploration and evaluation assets	8	27,836,230	29,590,927
Intangible assets	9	1	1
Total Non-Current Assets		27,918,306	29,783,774

Total Assets		28,049,026	29,951,398

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable	11	401,976	391,405
Accrued liabilities		194,983	303,604
Due to related parties	6	590,062	471,126
Employee retention allowance	17	570,487	602,478
Current and Total Liabilities		1,757,508	1,768,613

Commitments	14

Shareholders' Equity
Share capital	12	76,240,994	75,715,014
Reserves		8,142,017	8,142,017
Deficit		(58,091,493)	(55,674,246)
Total Shareholders' Equity		26,291,518	28,182,785
Total Liabilities and Shareholders' Equity		28,049,026	29,951,398

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding		84,439,732	73,439,732

The accompanying notes are an integral part of these consolidated financial statements.

Approved and authorized for issue by the Board of Directors on March 30, 2016.

Signed on behalf of the Board of Directors by:

/s/ Willian R. Wilson	/s/ Arnold T. Kondrat
William R. Wilson	Arnold T. Kondrat
Director	Director

Page F-5 of F-26

Loncor Resources Inc.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in U.S. dollars)

		For the years ended
	Notes	December 31, 2015	December 31, 2014	December 31, 2013
		$	$	$
Expenses
Consulting, management and professional fees		92,329	105,668	233,092
Employee benefits		182,630	276,578	1,054,627
Office and sundry		70,549	262,694	366,713
Compensation expense-share-based payment	13	-	70,886	259,559
Travel and promotion		63,138	47,819	73,037
Depreciation		22,082	33,232	35,193
Interest and bank expenses		1,158	629	3,185
Impairment of exploration and evaluation assets		2,300,000	2,183,233	25,801,443
Foreign exchange (gain)/loss		(177,310)	(77,636)	252,111
		(2,554,576)	(2,903,103)	(28,078,960)
Interest income		113	393	41,371
Other Income		137,216	-	-

Loss before income tax		(2,417,247)	(2,902,710)	(28,037,589)
Income tax recovery		-	-	813,138
Comprehensive loss for the year		(2,417,247)	(2,902,710)	(27,224,451)

Loss per share, basic and diluted	12c	(0.03)	(0.04)	(0.37)

The accompanying notes are an integral part of these consolidated financial statements.

Page F-6 of F-26

Loncor Resources Inc.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in U.S. dollars)

		Common shares
	Notes	Number of		Reserves	Deficit	Total shareholders'
		shares	Amount			equity
Balance at January 1, 2013		73,439,732	$75,715,014	$7,618,203	$(25,547,085)	$57,786,132
Loss for the year		-	-	-	(27,224,451)	(27,224,451)
Share-based payments	13	-	-	416,985	-	416,985
Balance at December 31, 2013		73,439,732	$75,715,014	$8,035,188	$(52,771,536)	$30,978,666

Loss for the year		-	-	-	(2,902,710)	(2,902,710)
Share-based payments	13	-	-	106,829	-	106,829
Balance at December 31, 2014		73,439,732	$75,715,014	$8,142,017	$(55,674,246)	$28,182,785

Loss for the year		-	-	-	(2,417,247)	(2,417,247)
Common shares issued		11,000,000	525,980	-	-	525,980
Balance at December 31, 2015		84,439,732	$76,240,994	$8,142,017	$(58,091,493)	$26,291,518

The accompanying notes are an integral part of these consolidated financial statements.

Page F-7 of F-26

Loncor Resources Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. dollars)

	Notes	December 31, 2015	December 31, 2014	December 31, 2013
		$	$	$

Cash flows from operating activities
Loss for the year		(2,417,247)	(2,902,710)	(27,224,451)
Adjustments to reconcile loss to net cash used in operating activities
Depreciation		23,175	33,232	35,193
Share-based payments - employee compensation	13	-	70,886	259,559
Share-based payments - consultant fees	13	-	-	2,393
Employee retention allowance	17	(31,991)	(11,638)	76,316
Gain on disposition of capital assets	7	-	(4,601)	(1,237)
Impairment of exploration and evaluation assets		2,300,000	2,183,233	25,801,443
Income tax (recovery) expense		-	-	(813,138)
Changes in non-cash working capital
Advances receivable		(9,035)	356,857	(111,285)
Prepaid expenses and deposits		1,302	19,412	269,749
Due from related parties		(2,739)	32,066	(24,186)
Accounts payable		(43,766)	190,036	(223,921)
Retention payable		-	(25,238)	-
Accrued liabilities		(108,621)	(49,459)	183,889
Net cash used in operating activities		(288,922)	(107,924)	(1,769,676)

Cash flows from investing activities
Acquisition of property, plant, and equipment		-	-	(197,626)
Disposition of capital assets		94,491	43,600	300
Expenditures on exploration and evaluation assets		(497,861)	(671,011)	(8,454,857)
Net cash used in investing activities		(403,370)	(627,411)	(8,652,183)

Cash flows from financing activities
Proceeds from share issuance, net of issuance costs		525,980	-	-
Due to related parties		118,936	466,038	5,088
Net cash provided from financing activities		644,916	466,038	5,088

Net decrease in cash during the year		(47,376)	(269,297)	(10,416,771)

Cash and cash equivalents, beginning of the year		55,631	324,928	10,741,699
Cash and cash equivalents, end of the year		8,255	55,631	324,928

Supplemental cash flow information (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

Page F-8 of F-26

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2015 and 2014
(Expressed in U.S. dollars, except for per share amount)

1.	CORPORATE INFORMATION

Loncor Resources Inc. (the "Company") is a corporation governed by the Ontario Business Corporations Act. The principal business of the Company is the acquisition and exploration of mineral properties.

These consolidated financial statements as at December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014, and 2013 include the accounts of the Company and of its wholly owned subsidiaries in the Democratic Republic of the Congo (the “Congo”), Loncor Resources Congo Sarl, and in the U.S., Nevada Bob’s Franchising, Inc., respectively.

The Company is a publicly traded company whose outstanding common shares are listed for trading on the Toronto Stock Exchange. The head office and principal place of business of the Company is located at 1 First Canadian Place, 100 King St. West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada.

2.	BASIS OF PREPARATION

a)	Statement of compliance

These consolidated financial statements as at December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The accompanying financial information as at December 31, 2015 and 2014 and for years ended December 31, 2015, 2014 and 2013, have been prepared in accordance with those IASB standards and IFRS Interpretations Committee (“IFRIC”) interpretations issued and effective, or issued and early-adopted, at December 31, 2015.

The date the Company’s Board of Directors approved these consolidated financial statements was March 30, 2016.

b)	Continuation of Business

The Company incurred a net loss of $2,417,247 for the year ended December 31, 2015 (year ended December 31, 2014: net loss of $2,902,710) and as at December 31, 2015 had a working capital deficit of $1,626,788 (December 31, 2014: $1,600,989).

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

Page F-9 of F-26

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2015 and 2014
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

Page F-10 of F-26

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2015 and 2014
(Expressed in U.S. dollars, except for per share amount)

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

ii. Foreign currency transactions

The functional currency for each of the Company’s subsidiaries and any associates is the currency of the primary economic environment in which the entity operates. Transactions entered into by the Company’s subsidiaries and any associates in a currency other than the currency of the primary economic environment in which they operate (their "functional currency") are recorded at the rates ruling when the transactions occur except depreciation and amortization which are translated at the rates of exchange applicable to the related assets, with any gains or losses recognized in the consolidated statements of comprehensive loss. Foreign currency monetary assets and liabilities are translated at current rates of exchange with the resulting gain or losses recognized in the statements of comprehensive loss. Non-monetary assets and liabilities are translated using the historical exchange rates. Non-monetary assets and liabilities measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

d)	Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, deposits held on call with financial institutions, and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts.

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

Page F-11 of F-26

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2015 and 2014
(Expressed in U.S. dollars, except for per share amount)

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

Loans and receivables

Loans and receivables are initially recognized at fair value plus transaction costs that are directly attributable to their acquisition or issue, and are subsequently carried at amortized cost less losses for impairment. The impairment loss of receivables is based on a review of all outstanding amounts at period end. Bad debts are written off during the period in which they are identified. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognized in the statements of comprehensive loss when the loans and receivables are derecognized or impaired, as well as through the amortization process. The Company has classified advances receivable and balances due from related parties as loans and receivables.

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

Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. Subsequent to the initial recognition, other financial liabilities are measured at amortized cost using the effective interest method. The Company’s other financial liabilities include accounts payable, accrued liabilities, due to related parties and the employee retention allowance.

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

Page F-12 of F-26

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2015 and 2014
(Expressed in U.S. dollars, except for per share amount)

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

ii. Subsequent costs

The cost of replacing part of an item of PPE is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized and included in net loss. If the carrying amount of the replaced component is not known, it is estimated based on the cost of the new component less estimated depreciation. The costs of the day-to-day servicing of property, plant and equipment are recognized in the statement of comprehensive loss.

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

Page F-13 of F-26

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2015 and 2014
(Expressed in U.S. dollars, except for per share amount)

If the carrying amount of the asset exceeds its recoverable amount, the asset is impaired and an impairment loss is charged to the statements of comprehensive loss so as to reduce the carrying amount to its recoverable amount (i.e., the higher of fair value less cost to sell and value in use). Fair value less cost to sell is the amount obtainable from the sale of an asset or CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. Value in use is determined as the present value of the future cash flows expected to be derived from an asset or CGU. Estimated future cash flows are calculated using estimated future prices, any mineral reserves and resources, operating and capital costs. All assumptions used are those that an independent market participant would consider appropriate. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted. During the year ended December 31, 2015, the Company recognized impairment of exploration and evaluation assets for $2,300,000 (December 31, 2014 - $2,183,233) to adjust the carrying value of the assets to their fair value, using a level 3 value in use methodology.

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

Page F-14 of F-26

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2015 and 2014
(Expressed in U.S. dollars, except for per share amount)

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

Page F-15 of F-26

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2015 and 2014
(Expressed in U.S. dollars, except for per share amount)

4.	SUBSIDIARIES

The following table lists the Company’s subsidiaries:

Name of Subsidiary	Place of Incorporation	Proportion of Ownership Interest	Principal Activity
Loncor Resources Congo SARL	Democratic Republic of the Congo	100%	Mineral Exploration
Nevada Bob's Franchising, Inc.	Delaware, USA	100%	Dormant

5.	ADVANCES RECEIVABLE

	December 31,	December 31,
	2015	2014

Advances receivable	$42,000	$32,965

The balance of $42,000 pertains to advances to employees and suppliers (December 31, 2014 - $32,965).

6.	RELATED PARTY TRANSACTIONS

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation, and are not disclosed in this note.

a)	Key Management Remuneration

Key management includes directors (executive and non-executive), the Chief Executive Officer (“CEO”), the Chief Financial Officer, and the senior executives reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the years ended December 31, 2015, December 31, 2014 and December 31, 2013 was as follows:

		For the year ended
	December 31, 2015	December 31, 2014	December 31, 2013
Salaries	$145,067	$168,000	$830,345
Employee retention allowance	$9,090	$14,000	$62,305
Compensation expense-share-based payments	$-	$59,060	$226,110
	$154,157	$241,060	$1,118,760

b)	Other Related Parties

As at December 31, 2015, an amount of $12,619 was due from Delrand Resources Limited, a company with common directors, related to common expenses in the Congo (December 31, 2014 - $9,880).

As at December 31, 2015, an amount of $527,826 relating to advances provided to the Company was due to Arnold Kondrat, a director and officer of the Company (December 31, 2014 - $416,063). As at December 31, 2014, an amount of $30,668 was due to Banro Corporation, a company with a common director, related to common expenses in the Congo. As of January 1, 2015, Banro Corporation is no longer considered a related party.

Page F-16 of F-26

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2015 and 2014
(Expressed in U.S. dollars, except for per share amount)

As at December 31, 2015, an amount of $62,236 was due to Gentor Resources Inc., a company with common directors, related to common expenses (December 31, 2014 - $24,395).

	December 31, 2015	December 31, 2014
	$	$
Due from related party	12,619	9,880
Due to related parties	590,062	471,126

The amounts included in the due from/to related party are non-interest bearing and are payable within 12 months.

7.	PROPERTY, PLANT AND EQUIPMENT

The Company’s property, plant and equipment are summarized as follows:

		Office &		Field camps
	Furniture &	Communication	Vehicles	and	Leasehold	Total
	fixtures	equipment		equipment	improvements
	$	$	$	$	$	$
Cost
Balance at January 1, 2014	160,601	213,519	410,841	699,657	84,906	1,569,524
Additions	-	-	-	-	-	-
Disposals	-	-	(197,481)	-	-	(197,481)
Balance at December 31, 2014	160,601	213,519	213,360	699,657	84,906	1,372,043
Additions	-	-	-	-	-	-
Disposals	(8,815)	(110,827)	(201,653)	(274,654)	-	(595,949)
Balance at September 30, 2015	151,786	102,692	11,707	425,003	84,906	776,094

Accumulated Depreciation
Balance at January 1, 2014	121,837	172,559	354,632	433,664	42,346	1,125,038
Depreciation for the year	7,190	33,852	16,151	130,069	24,320	211,582
Disposals	-	-	(157,423)	-	-	(157,423)
Balance at December 31, 2014	129,027	206,411	213,360	563,733	66,666	1,179,197
Depreciation for the year	5,329	4,947	-	76,931	18,240	105,448
Disposals	(5,107)	(109,524)	(201,653)	(274,342)	-	(590,625)
Balance at December 31, 2015	129,249	101,834	11,707	366,323	84,906	694,019

Carrying amounts
Balance at December 31, 2014	31,574	7,108	-	135,924	18,240	192,846
Balance at December 31, 2015	22,537	858	-	58,680	-	82,075

During the year ended December 31, 2015, depreciation in the amount of $82,272 (year ended December 31, 2014 - $178,350 was capitalized to exploration and evaluation assets.

Page F-17 of F-26

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2015 and 2014
(Expressed in U.S. dollars, except for per share amount)

8.	EXPLORATION AND EVALUATION ASSETS

	Notes	North Kivu	Ngayu	Total
Cost
Balance as at January 1, 2014		9,786,202	20,957,256	30,743,458
Additions		137,799	742,903	880,702
Impairment loss		-	(2,183,233)	(2,183,233)
Balance as at December 31, 2014		$9,924,001	$19,516,926	$29,440,927
Additions		22,481	522,822	545,303
Impairment loss		-	(2,300,000)	(2,300,000)
Balance as at December 31, 2015		$9,946,482	$17,739,748	$27,686,230

There is $150,000 of intangible exploration and evaluation expenditures as at December 31, 2015. The intangibles have not been included in the table above. There have not been any additions or disposals of intangible assets since January 1, 2014.

a.	North Kivu

The North Kivu project is situated in the North Kivu Province in eastern Congo to the northwest of Lake Edward and consists of 49 exploration permits covering 13,375 square kilometres. Historical data has been compiled from the colonial period and outlined ten gold prospects for follow-up, the most prospective being the Manguredjipa prospect where 300,000 ounces of alluvial gold was mined during the colonial period. Other gold prospects warranting follow up include Lutunguru, Lubero, Makwasu, Lutela, Bilolo, Manzia, Mohanga and Ludjulu. Exploration estimates to date have not advanced to the stage of being able to identify the quantity of possible resources available for potential mining.

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

Due to a decrease in gold prices coupled with the reduction of the exploration budget, the Company conducted an impairment analysis whereby the carrying value of the Ngayu exploration and evaluation asset was assessed. The asset’s recoverable amount was calculated applying a fair value of $15 (December 31, 2014 - $17) per ounce of gold in the ground, which was provided by a valuation analysis of an independent report on similar African exploration companies, to the Ngayu project’s Makapela estimated mineral resource. Since the carrying value of the asset was determined to be higher than its recoverable amount, an impairment loss of $2,300,000 (December 31, 2014 - $2,183,233) was recorded during the year ended December 31, 2015.

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

Page F-18 of F-26

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2015 and 2014
(Expressed in U.S. dollars, except for per share amount)

December 31, 2015

	Property, plant and		Exploration and
	equipment	Intangible assets	evaluation
Congo	$61,306	-	$27,836,230
Canada	$20,769	$1	-
	$82,075	$1	$27,836,230

December 31, 2014

	Property, plant and		Exploration and
	equipment	Intangible assets	evaluation
Congo	$148,901	-	$29,590,927
Canada	$43,945	$1	-
	$192,846	$1	$29,590,927

11.	ACCOUNTS PAYABLE

The following table summarizes the Company’s accounts payable:

	December 31, 2015	December 31, 2014
Exploration and evaluation expenditures	$253,837	$199,500
Non-exploration and evaluation expenditures	$148,139	$191,905

Total Accounts Payable	$401,976	$391,405

12.	SHARE CAPITAL

a)	Authorized

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

b)	Issued share capital

In February 2015, the Company closed a non-brokered private placement of 8,000,000 common shares of the Company at a price of Cdn$0.06 per share for gross proceeds to the Company of Cdn$480,000. In March 2015, the Company closed a non-brokered private placement of 3,000,000 common shares of the Company at a price of Cdn$0.06 per share for gross proceeds to the Company of Cdn$180,000. Arnold T. Kondrat, President, Chief Executive Officer and a director of the Company, purchased 3,500,000 of the shares issued under the February 2015 private placement and 500,000 of the shares issued under the March 2015 private placement.

Page F-19 of F-26

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2015 and 2014
(Expressed in U.S. dollars, except for per share amount)

As of December 31, 2015, the Company had issued and outstanding 84,439,732 common shares (December 31, 2014 – 73,439,732) and no preference shares are issued and outstanding.

c)	Loss per share

Loss per share was calculated on the basis of the weighted average number of common shares outstanding for the year ended December 31, 2015 amounting to 82,572,774 (year ended December 31, 2014 – 73,439,732) common shares. The diluted weighted average number of common shares outstanding for the year ended December 31, 2015, amounted to 82,572,774 (year ended December 31, 2014 - 73,439,732) common shares. As at December 31, 2015, 1,395,000 (December 31, 2014 – 3,210,000) common shares related to stock options were anti-dilutive.

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

For the year ended December 31, 2015:

Page F-20 of F-26

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2015 and 2014
(Expressed in U.S. dollars, except for per share amount)

For the year ended December 31, 2014:

There were no options granted during the year ended December 31, 2015 and 2014. The weighted average fair value of stock options issued and outstanding as at December 31, 2015 was estimated at Cdn$0.94 per stock option at the grant date (year ended December 31, 2014 – Cdn$0.89) .

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

During the year ended December 31, 2015, the Company recognized in the statement of comprehensive loss as an expense $nil (year ended December 31, 2014 – $70,886) representing the vesting of the fair value at the date of grant of stock options previously granted to employees, directors and officers under the Company’s Stock Option Plan. In addition, an amount of $nil for the year ended December 31, 2015 (year ended December 31, 2014 – $35,943) related to stock options issued to employees of the Company’s subsidiary in the Congo was capitalized to exploration and evaluation assets.

14.	COMMITMENTS

Lease Commitments

The Company has no future operating lease commitments as at December 31, 2015.

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

Page F-21 of F-26

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2015 and 2014
(Expressed in U.S. dollars, except for per share amount)

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

The Company is sensitive to changes in commodity prices and foreign-exchange rate. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. Although the Company has the ability to address its price-related exposures through the use of options, futures and forward contracts, it does not generally enter into such arrangements.

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

The following table indicates the impact of foreign currency exchange risk on net working capital as at December 31, 2015. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Canadian dollar which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Canadian dollar would have had the equal but opposite effect as at December 31, 2015.

	December 31, 2015	December 31, 2014
	Canadian dollar	Canadian dollar
Cash and cash equivalents	1,965	503
Accounts payable and accrued liabilities	(471,526)	(492,326)
Employee retention allowance	(232,163)	(243,073)
Total foreign currency financial assets and liabilities	(701,724)	(734,896)
Foreign exchange rate at December 31, 2015	0.7225	0.8620
Total foreign currency financial assets and liabilities in US $	(506,996)	(633,480)
Impact of a 10% strengthening of the US $ on net loss	(50,700)	(63,348)

d)	Credit Risk

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

The Company limits its exposure to credit risk on any investments by investing only in securities rated R1 (the highest rating) by credit rating agencies such as the DBRS (Dominion Bond Rating Service). Management continuously monitors the fair value of any investments to determine potential credit exposures. Short-term excess cash is invested in R1 rated investments including money market funds and other highly rated short-term investment instruments. Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries on operations.

The carrying amount of financial assets represents the maximum credit exposure. The Company’s gross credit exposure at December 31, 2015 and December 31, 2014 was as follows:

Page F-22 of F-26

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2015 and 2014
(Expressed in U.S. dollars, except for per share amount)

	December 31,	December 31,
	2015	2014
Cash and cash equivalents	$8,255	$55,631
Advances receivable	$42,000	$32,965
Due from related parties	$12,619	$9,880
	$62,874	$98,476

e)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents and equity capital markets. All financial obligations of the Company including accounts payable of $401,976, accrued liabilities of $194,983, due to related parties of $590,062, and employee retention allowance of $570,487 are due within one year.

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

	December 31,	December 31,
	2015	2014
Share capital	$76,240,994	$75,715,014
Reserves	$8,142,017	$8,142,017
Deficit	$(58,091,493)	$(55,674,246)
	$26,291,518	$28,182,785

Page F-23 of F-26

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2015 and 2014
(Expressed in U.S. dollars, except for per share amount)

16.	SUPPLEMENTAL CASH FLOW INFORMATION

During the periods indicated the Company undertook the following significant non-cash transactions:

		For the year ended
		December 31,	December 31,	December 31,
	Note	2015	2014	2013

Depreciation included in exploration and evaluation assets	8	$82,272	$178,350	$341,480
Stock-based compensation included in exploration and evaluation assets	13	$-	$35,943	$155,034
Employee retention allowance included in exploration and evaluation assets	17	$9,800	$9,800	$62,598

17.	EMPLOYEE RETENTION ALLOWANCE

The Company has an incentive employee retention plan under which an amount equal to one month salary per year of service is accrued to each qualified employee up to a maximum of 10 months (or 10 years of service with the Company and/or a related company). To qualify for this retention allowance, an employee must complete two years of service with the Company and/or a related company. The full amount of retention allowance accumulated by a particular employee is paid out when the employee is no longer employed with the Company, unless there is a termination due to misconduct, in which case the retention allowance is forfeited. There is uncertainty about the timing of these outflows but with the information available and assumption that eligible employees will not be terminated due to misconduct, as at December 31, 2015, the Company had accrued a total liability of $570,487 (December 31, 2014 - $602,478).

The following table summarizes information about changes to the Company’s employee retention allowance during the year ended December 31, 2015.

$
Balance at December 31, 2013	629,554
Additions	28,502
Foreign exchange gain	(30,340)
Paid to employees	(25,238)
Balance at December 31, 2014	602,478
Additions	18,890
Foreign exchange gain	(29,963)
Forfeitures	(20,918)
Balance at December 31, 2015	570,487

Of the $18,890 accrued during the year ended December 31, 2015, $9,800 (December 31 2014 - $9,800) was capitalized to exploration and evaluation expenditures

18.	INCOME TAXES

The following table reconciles the income taxes calculated at statutory rates with the income tax expense in the statement of comprehensive loss:

Page F-24 of F-26

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2015 and 2014
(Expressed in U.S. dollars, except for per share amount)

	Years Ended December 31,
	2015	2014	2013
	$	$	$
Net loss for the year	(2,417,247)	(2,902,710)	(28,037,589)
Combined federal and provincial income tax rates	26.50%	26.50%	26.50%
Income tax recovery at Canadian federal and provincial statutory rates	(640,570)	(769,218)	(7,429,961)

Permanent differences	(49,263)	19,861	194,085
Share issue costs	-	-	-
Difference between Canadian rates and rates applicable to subsidiary in the Foreign Jurisdictions	(80,501)	(76,599)	(903,234)
Change in tax rate	-	-	-
Foreign exchange differences	575,147	321,151	-
Expired losses	-	-	-
Other	1,887	3,131	178,738
Change in unrecognized deferred tax asset	193,300	501,674	7,147,235
Income tax expense	-	-	(813,137)

The Company has temporary differences of $11,642,943 (December 31, 2014 - $11,449,643 and December 31, 2013 - $ 10,947,969) for which no deferred tax asset is recognized.

The nature and tax effect of the temporary differences giving rise to the deferred income tax assets and liabilities at December 31, 2015, 2014 and 2013 are summarized as follows:

	Years Ended December 31,
	2015	2014	2013
	$	$	$
Non-capital losses carried forward	3,331,023	3,684,667	3,609,980
Financing costs	51,495	179,224	405,230
Fixed assets	45,356	60,683	51,876
Mineral properties	7,525,069	7,525,069	6,880,883
	10,952,943	11,449,643	10,947,969
Unrecognized deferred tax assets	(10,952,943)	(11,449,643)	(10,947,969)
Deferred tax asset	-	-	-
Mineral properties	-	-	-
Deferred tax liability	-	-	-

As at December 31, 2015, the Company has available non-capital losses in Canada of approximately $11,139,000 (2014 - $12,474,000) that if not utilized will expire as follows:

2023	25,000
2024	81,000
2025	156,000
2026	246,000
2027	124,000
2028	188,000
2029	635,000
2030	1,431,000
2031	2,442,000
2032	2,051,000
2033	1,992,000
2034	1,145,000
2035	623,000
$11,139,000

Page F-25 of F-26

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2015 and 2014
(Expressed in U.S. dollars, except for per share amount)

As at December 31, 2015, the Company has available non-capital losses in the United States of approximately $1,083,000 (2014 - $1,081,000) that if not utilized will expire as follows:

2022	$102,000
2023	277,000
2024	236,000
2025	39,000
2026	158,000
2027	246,000
2028	9,000
2029	5,000
2030	1,000
2031	2,000
2032	2,000
2033	2,000
2034	2,000
2035	2,000
$1,083,000

19.	SUBSEQUENT EVENTS

In a press release dated January 19, 2016, the Company announced that its subsidiary, Loncor Resources Congo SARL ("Loncor Congo"), has entered into a joint venture agreement with Randgold Resources (DRC) Limited ("Randgold"). This agreement provides for a joint venture (the "Joint Arrangement") between Loncor Congo and Randgold covering all of the exploration permit areas comprising Loncor Congo's Ngayu project, other than certain parcels of land surrounding and including the Makapela and Yindi prospects which are retained by Loncor Congo and do not form part of the Joint Arrangement. Randgold shall have certain preemptive rights over these two areas.

In February 2016, Loncor closed a non-brokered private placement of 67,000,000 common shares of the Company at a price of Cdn$0.015 per share for gross proceeds of Cdn$1,005,000 (the "Offering"). Arnold Kondrat, the President, Chief Executive Officer and a director of the Company, acquired 60,000,000 of the shares issued under the Offering. Mr. Kondrat now holds 74,300,818 (49.1%) of the outstanding common shares of the Company. A portion of the proceeds of the Offering were used to repay short term, non-interest bearing loans totalling Cdn$825,000 provided to the Company by Mr. Kondrat.

Page F-26 of F-26