Form 20-F
period 2016-12-31
Loncor Resources Inc.
filed 2017-04-03
CIK 1472619

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2016

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
None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2016:
153,189,732 common shares

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
Yes  [  ]  No  [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting	Other [ ]
Standards as issued by the International
Accounting Standards Board [ X]

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

The selected consolidated financial information set forth below for each of the five years ended December 31, 2016, 2015, 2014, 2013 and 2012, which is expressed in United States dollars (the Company prepares its financial statements in United States dollars), has been derived from the Company's audited consolidated financial statements as at and for the financial years ended December 31, 2016, 2015, 2014, 2013 and 2012. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board, which differ in certain respects from the principles the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States. The selected consolidated financial information should be read in conjunction with the discussion in Item 5 of this Form 20-F and the consolidated financial statements and related notes thereto filed as part of this Form 20-F under Item 18. Historical results from any prior period are not necessarily indicative of results to be expected for any future period.

	(in $000 except share data)
	2016	2015	2014	2013	2012
Revenue	$-	$-	$-	$-	$-
Net income (loss) from operations	(498)	(2,417)	(2,903)	(28,038)	(2,027)
Net income (loss) for the year	(498)	(2,417)	(2,903)	(27,224)	(2,028)
Basic and diluted net income (loss) per share	(0.00)	(0.03)	(0.04)	(0.37)	(0.03)
Current assets	188	131	168	844	11,270
Exploration and evaluation assets	27,858	27,836	29,591	30,893	48,255
Total assets	28,081	28,049	29,951	32,182	60,274
Total liabilities	1,424	1,758	1,769	1,203	2,488
Net assets	26,657	26,292	28,183	30,979	57,786
Share capital	77,049	76,241	75,715	75,715	75,715
Shareholders' equity	26,657	26,292	28,183	30,979	57,786
Weighted average common shares outstanding	142,124	82,573	73,440	73,440	62,396

Exchange Rates

On March 21, 2017, the buying rate in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York, was US$1.00 = Cdn$1.3321. The following table sets forth, for each of the years or, as applicable, months indicated, additional information with respect to the noon buying rate for US$1.00 in Canadian dollars and are based upon the rates quoted by the Federal Reserve Bank of New York.

Rate	2016	2015	2014	2013	2012
Average (1)	1.3229	1.2906	1.1083	1.0347	0.9994

_________________________
(1) The average rate means the average of the exchange rates on the last day of each month during the year.

	October	November	December	January	February	March
Rate	2016	2016	2016	2017	2017	2017(1)
High	1.3403	1.3581	1.3555	1.3437	1.3247	1.3504
Low	1.3105	1.3335	1.3119	1.3030	1.3003	1.3316

_________________________
(1) Provided for the period from March 1, 2017 to March 21, 2017.

B.	Capitalization and Indebtedness

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

The Company has not generated revenues from operations and there is no assurance that it will produce revenue, operate profitably or provide a return on investment in the future. The Company has only incurred operating losses, and the development of its projects is at an early stage. The Company produced a loss of US$497,610 for the year ended December 31, 2016, and, as of that date, the Company’s deficit was US$58,589,102 and the Company had a working capital deficit of US$1,150,458 which casts substantial doubt on the Company’s ability to continue as a going concern. The Company is subject to the risks and challenges experienced by other companies at a comparable stage. These risks include, but are not limited to, continuing losses and the ability to secure adequate financing or to complete corporate transactions to meet the minimum capital required to successfully complete its projects and fund other operating expenses.

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

The auditor’s report issued in respect of the Company’s 2016 annual consolidated financial statements contains an "Emphasis of Matter" which states the following:

"Without qualifying our opinion, we draw attention to Note 2 in the consolidated financial statements which indicates the Company produced a net loss of $497,610 for the year ended December 31, 2016 and as of that date the Company had a working capital deficit of $1,150,458. These conditions, along with other matters as set forth in Note 2, indicate the existence of a material uncertainty that casts substantial doubt on the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty."

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

There is no certainty that expenditures made towards the search for and evaluation of mineral deposits will result in discoveries that are commercially viable. In addition, assuming discovery of a commercial ore-body, depending on the type of mining operation involved, several years can elapse from the initial phase of drilling until commercial operations are commenced.

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

The market price of the Company's securities may fluctuate significantly based on a number of factors, some of which are unrelated to the financial performance or prospects of the Company. These factors include macroeconomic developments in North America and globally, market perceptions of the attractiveness of particular industries, short-term changes in commodity prices, other precious metal prices, the attractiveness of alternative investments, currency exchange fluctuation, the political environment in the DRC and the Company's financial condition or results of operations as reflected in its consolidated financial statements. Other factors unrelated to the performance of the Company that may have an effect on the price of the securities of the Company include the following: the extent of analytical coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company's securities; lessening in trading volume and general market interest in the Company's securities may affect an investor's ability to trade significant numbers of securities of the Company; the size of the Company's public float may limit the ability of some institutions to invest in the Company's securities; the Company's operating performance and the performance of competitors and other similar companies; the public's reaction to the Company's press releases, other public announcements and the Company's filings with the various securities regulatory authorities; changes in estimates or recommendations by research analysts who track the Company's securities or the shares of other companies in the resource sector; the arrival or departure of key personnel; acquisitions, strategic alliances or joint ventures involving the Company or its competitors; the factors listed in this Form 20-F under the heading "Cautionary Statement Regarding Forward-Looking Statements"; and a substantial decline in the price of the securities of the Company that persists for a significant period of time could cause the Company's securities to be delisted from any exchange on which they are listed at that time, further reducing market liquidity. If there is no active market for the securities of the Company, the liquidity of an investor's investment may be limited and the price of the securities of the Company may decline. If such a market does not develop, investors may lose their entire investment in the Company's securities.

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

The Company has incurred losses from operations since it became a mineral exploration company in November 2008 and the Company expects to incur losses from operations for the foreseeable future. The Company had an accumulated deficit of US$58,589,102 as of December 31, 2016. The losses do not include capitalized mineral property exploration costs. The Company expects to continue to incur losses unless and until such time as one or more of its properties enter into commercial production and generate sufficient revenues to fund continuing operations. The development of the Company's properties will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultants' analysis and recommendations, the rate at which operating losses are incurred, and the Company's acquisition of additional properties, some of which are beyond the Company's control. There can be no assurance that the Company will ever achieve profitability.

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

The Company is organized under the laws of the Province of Ontario in Canada, and its principal executive office is located in Toronto, Canada. All of the Company's directors and officers except one director reside outside of the United States, and all or a substantial portion of their assets, and a substantial portion of the Company's assets, are located outside of the United States. As a result, it may be difficult for investors in the United States or otherwise outside of Canada to bring an action against directors, officers or experts who are not resident in the United States or in other jurisdictions outside Canada. It may also be difficult for an investor to enforce a judgment obtained in a United States court or a court of another jurisdiction of residence predicated upon the civil liability provisions of federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions outside Canada against those persons or the Company.

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

The directors and officers of the Company also serve as directors and/or officers of other companies involved in the exploration and development of natural resource properties. As a result, conflicts may arise between the obligations of these individuals to the Company and to such other companies.

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

In December 2011, the Company announced the results of the regional assessment of its Ngayu gold project. The targets were outlined by assessing the results of two regional BLEG (Bulk Leach Extractable Gold) geochemical surveys conducted during 2011 as part of the technology consultation services agreement between Loncor and Newmont. In accordance with this agreement, Loncor was able to utilize advanced exploration assessment techniques developed by Newmont. As part of this evaluation program, the BLEG results were assessed in conjunction with a detailed geophysical magnetic interpretation of the Ngayu Greenstone belt also undertaken by senior Newmont geophysicists to define the target areas. The initial BLEG survey commenced in March 2011 and comprised the collection of 418 stream sediment samples, at an average sample density of one sample per 10 square kilometres. A second round of infill BLEG sampling was undertaken in September 2011 consisting of 185 samples at an average sample density of one sample per four square kilometres. Samples were sent to Newmont's proprietary geochemical laboratory in Perth, Australia for preparation and analysis. From these results, six high priority targets were delineated together with seven medium priority targets for follow up.

In January 2012, the Company announced initial bottle roll metallurgical testwork results for the Makapela prospect at the Company's Ngayu gold project. Bottle roll is a preliminary metallurgical test to determine how much and how easily gold may be liberated from an ore using cyanide.

In May 2012, the Company announced a maiden mineral resource estimate for the Company's Makapela prospect, of 4.10 million tonnes grading 7.59 g/t Au (using a 2.75 g/t Au cut-off) for an inferred mineral resource of 1.0 million ounces of gold. The Company also announced that this mineral resource was outlined down to a maximum vertical depth 500 metres below surface with gold mineralization open at depth.

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

In October 2012, the Company completed two financings concurrently, raising total gross proceeds of Cdn$14,799,750. The first financing involved the issuance of 9,245,000 common shares of the Company at a price of Cdn$1.05 per share for aggregate gross proceeds of Cdn$9,707,250. This offering was conducted by a syndicate of investment dealers and was made by way of a short form prospectus filed with securities regulatory authorities in all of the provinces of Canada (other than Québec). The said shares were also offered on a private placement basis in certain jurisdictions outside of Canada. The second financing involved a non-brokered private placement to Newmont of 4,850,000 common shares of the Company at a price of Cdn$1.05 per share for aggregate gross proceeds of Cdn$5,092,500. As of the date of this Form 20-F, Newmont holds 14,550,000 (representing 9.17%) of the outstanding common shares of the Company.

In April 2013, the Company announced updated mineral resource estimates for the Company's Makapela prospect, of an indicated mineral resource of 0.61 million ounces of gold (2.20 million tonnes grading at 8.66 g/t Au) and an inferred mineral resource of 0.55 million ounces of gold (3.22 million tonnes grading at 5.30 g/t Au).

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

In July 2013, the Company updated exploration activities at its Ngayu project including announcing drilling results. The Company also reported that, as a result of the sharp decrease in the gold price, the Company would be reducing its exploration effort and overhead costs until market conditions improve. The Company further reported that, in terms of the Makapela preliminary economic assessment, due to the sharply lower gold price, it was decided to not incur any further expenditure on the study until the gold market improves.

As a result of the sharp decline in gold prices in 2013 and the difficult financing prospects for gold exploration companies in general and the Company in particular, the Company substantially reduced exploration efforts at its projects in order to conserve cash. Since the end of September 2013, the Company undertook mainly assessment of exploration work undertaken earlier in 2013 at Ngayu and selecting prospects at Ngayu requiring further investigation. In addition, new historical data was obtained for the North Kivu project in order to select target areas for follow up.

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

In February 2016, the Company closed a non-brokered private placement of 67,000,000 common shares of the Company at a price of Cdn$0.015 per share for gross proceeds of Cdn$1,005,000. Arnold T. Kondrat, Chief Executive Officer, President and a director of the Company, acquired 60,000,000 of the common shares issued under this private placement. Taking into account the acquisition of these shares, Mr. Kondrat now owns an aggregate of 74,300,818 common shares, representing approximately 46.82% of the issued and outstanding common shares of the Company.

In April 2016, the Company announced that its joint venture partner, Randgold, will commence a regional helicopter-borne VTEM B-Field, Horizontal Magnetic Gradiometer geophysical survey (the "Survey") over Loncor’s Ngayu project. The Survey flight path design was northsouth orientated lines at 400 meter spacing for a total of approximately 10,000 line kilometres, of which 4,200 line kilometers would be flown over the Ngayu project.

In June 2016, the Company closed a non-brokered private placement of 1,750,000 units of the Company at a price of Cdn$0.12 per unit for gross proceeds of Cdn$210,000. Each such unit was comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of Cdn$0.18 for a period of two years.

In January 2017, the Company announced preliminary results of the Survey undertaken by Randgold under the Joint Venture. The Survey was performed by Geotech Airborne Limited. The Survey has provided a valuable additional layer of geological information through mapping the conductivity nature of the Ngayu belt. The new data has assisted with resolving the lithological nature of the belt as well as assisting in identifying major structures and areas of structural complexity. Preliminary observations have highlighted key areas of structural complexity in the Imva fold area that are geochemically anomalous, together with the extension of the Yindi and Adumbi structures, which will form the core of the ten areas of interest to be prioritized for follow-up work in 2017.

In February 2017, the Company closed a non-brokered private placement of 4,000,000 units of the Company at a price of Cdn$0.12 per unit for gross proceeds of Cdn$480,000. Each such unit was comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of Cdn$0.18 for a period of two years. Also in February 2017, the Company closed a second non-brokered private placement of 1,500,000 units of the Company at a price of Cdn$0.13 per unit for gross proceeds of Cdn$195,000. Each such unit was comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of Cdn$0.18 for a period of two years.

B.	Business Overview

General

Loncor is a Canadian gold exploration company focused on two projects in the DRC, the Ngayu and North Kivu projects. The Ngayu project comprises 13 exploration permits (which permits are held by the Company’s wholly-owned DRC subsidiary) that cover large parts of the Ngayu Archaean greenstone belt in Orientale province in the northeast portion of the DRC. The North Kivu project comprises 47 exploration permits owned or controlled by Loncor, covering an area of approximately 13,000 square kilometres in North Kivu province located west of the city of Butembo. Both projects have historic gold production. Additional information with respect to the Company's projects can be found below under "Loncor Mineral Properties".

The Loncor Foundation

In early 2010, the Company established the Loncor Foundation, a registered charity in the DRC, funded by the Company with the goal of improving the quality of life and opportunities for communities near the Company's exploration projects. In meetings and discussions with community representatives, it was determined that the Loncor Foundation would focus primarily on health and education projects. Based on this advice, the Loncor Foundation initiated a number of community projects near the Yindi and Makapela prospects at the Ngayu project and the Manguredjipa prospect at the North Kivu project. These included the construction of a new primary school for 400 students at Yindi. The Loncor Foundation also donated text and exercise books for teachers and students in 2011 and 2012 and made a donation of 40 hospital beds to two medical clinics in the Yindi area. Loncor Foundation projects at Manguredjipa have included financial support for a community electrification project and the construction of six showers and latrines at the Manguredjipa General Hospital, as well as the donation of a motorbike for use by medical staff at the hospital.

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

Loncor’s Mineral Properties

Loncor’s exploration activities are focused on two projects in the DRC, the Ngayu and North Kivu projects. The following information relating to Loncor’s projects is as of December 31, 2016 unless otherwise specified.

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

Legal Aspects and Tenure

The Ngayu project consists of 13 PRs numbered 1793 to 1807, excluding 1795 and 1799, held by the Company’s wholly-owned DRC subsidiary. The Ngayu project PRs were renewed on February 10, 2012 and will expire on February 9, 2017, subject to renewal for an additional five year term under the DRC Mining Code (the renewal process for the PRs is currently underway as of the date of this Form 20-F). Figure 2 below shows the PR boundaries in relation to the airborne magnetic, workings and prospects of the Ngayu greenstone belt. The PR details are shown in Table 1 below.

Table 1: License Details for the PRs of the Ngayu Project

PR NO.	LICENCE NO.	HOLDER	DATE OF ISSUE	DATE OF EXPIRY	MINERALS	AREA (ha)
1793	NO° CAMI/CR/3169/2007	Loncor Resources Congo SARL	10-Feb-2007	09-Feb-2017	Fe,Au, Sn, Cu, Pt, Ag, W, Co, Nb and Ta	19,454
1794	NO° CAMI/CR/3170/2007	Loncor Resources Congo SARL	10-Feb-2007	09-Feb-2017	Fe,Au, Sn, Cu, Pt, Ag, W, Co, Nb and Ta	19,709
1796	NO° CAMI/CR/3172/2007	Loncor Resources Congo SARL	10-Feb-2007	09-Feb-2017	Fe,Au,Sn, Cu, Pt, Ag, W, Co, Nb and Ta	16,056
1797	NO° CAMI/CR/3173/2007	Loncor Resources Congo SARL	10-Feb-2007	09-Feb-2017	Fe,Au,Sn, Cu, Pt, Ag, W, Co, Nb and Ta	15,631
1798	NO° CAMI/CR/3174/2007	Loncor Resources Congo SARL	10-Feb-2007	09-Feb-2017	Fe,Au,Sn, Cu, Pt, Ag, W, Co, Nb and Ta	18,435
1800	NO° CAMI/CR/3176/2007	Loncor Resources Congo SARL	10-Feb-2007	09-Feb-2017	Fe,Au,Sn, Cu, Pt, Ag, W, Co, Nb and Ta	16,736
1801	NO° CAMI/CR/3177/2007	Loncor Resources Congo SARL	10-Feb-2007	09-Feb-2017	Fe,Au,Sn, Cu, Pt, Ag, W, Co, Nb and Ta	17,160
1802	NO° CAMI/CR/3178/2007	Loncor Resources Congo SARL	10-Feb-2007	09-Feb-2017	Fe,Au,Sn, Cu, Pt, Ag, W, Co, Nb and Ta	16,226
1803	NO° CAMI/CR/3179/2007	Loncor Resources Congo SARL	10-Feb-2007	09-Feb-2017	Fe,Au,Sn, Cu, Pt, Ag, W, Co, Nb and Ta	18,180
1804	NO° CAMI/CR/3180/2007	Loncor Resources Congo SARL	10-Feb-2007	09-Feb-2017	Fe,Au, Sn, Cu, Pt, Ag, W, Co, Nb and Ta	12,318
1805	NO° CAMI/CR/3181/2007	Loncor Resources Congo SARL	10-Feb-2007	09-Feb-2017	Fe,Au, Sn, Cu, Pt, Ag, W, Co, Nb and Ta	17,415
1806	NO° CAMI/CR/3182/2007	Loncor Resources Congo SARL	10-Feb-2007	09-Feb-2017	Fe,Au, Sn, Cu, Pt, Ag, W, Co, Nb and Ta	8,580
1807	NO° CAMI/CR/3184/2007	Loncor Resources Congo SARL	10-Feb-2007	09-Feb-2017	Fe,Au,Sn, Cu, Pt, Ag, W, Co, Nb and Ta	11,808

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
0
300km
Scale
N
LEGEND:
Main Road
Railway
District Boundary (Provincial)
Town
River
Airport
National Boundary
Project Boundary
Source: DK World Atlas

Surface Rights Owners

According to the DRC laws, the surface rights and the mineral rights pertaining to one property are not separated. Loncor therefore has access to both the surface and mineral rights to the Ngayu project.

Surface Fees and Provincial Taxes

In order to maintain a PR in good standing under DRC law the title holder is required to make annual surface fee and surface tax payments to the State Treasury and the Provincial Tax authorities, respectively. To qualify for permit renewal the applicant must demonstrate that it has paid all surface fees and provincial taxes and has complied with environmental obligations. All surface fees and provincial taxes for the Ngayu project PRs have been paid and the PRs are currently in good standing. In 2016, amounts of US$140,181 and US$10,386 were paid for surface fees and provincial taxes respectively.

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

Access to the Ngayu project is by poorly maintained dirt tracks. These tracks converge towards a 760 kilometre well-maintained network of gravel roads that connect the towns of Kisangani, Nia-Nia and Butembo. The track between Bomili and Isiro is in extremely poor condition and only accessible by motor bike. The track between Nia-Nia, Wamba and Isiro is also in poor condition, but has been upgraded by the government recently. Kisangani has a tarred air strip and regularly receives flights from Kinshasa. There is a grass airstrip at Nia Nia and Isiro also has a gravel air strip and receives flights from Kisangani and Bunia. There is a railway running through the town of Isiro, but this is no longer in service.

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

Loncor has erected exploration camps in the Ngayu project in the vicinity of the Yindi and Makapela prospects. The Yindi camp is a self-sustaining camp, with its own power, water and road infrastructure. Potable water is sourced from a tributary of the Ngayu river and filtered on site. Supplies are driven in from various developed towns. The camp consists of an office, tents sheltered by corrugated iron, a dining hall, core shed, a clinic and a helicopter pad and yard. The Makapela camp consisted of tented accommodation, offices and kitchen facilities, but has been abandoned due to its remoteness. Power is supplied by a diesel generator at the Yindi camp.

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

Property Geology

The Ngayu project covers large parts of the Ngayu greenstone belt and consists of three main Pre-cambrian lithological units. The granite-gneiss sequence forms the basement in the project area. The Upper-Congo granitoid complex, composed of undifferentiated Kibalian and pre-Kibalian rocks, occupies a zone in the eastern-central and in the northwestern part of the concession. Different rock types can be distinguished in the area, namely, granitoids with porphorytic texture, diorites, orthogneisses, and magmatic and anatectic rocks.

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

Location of Mineralised Zones

The locations of gold occurrences within the Ngayu project are shown in Figure 2 below. The majority of these deposits are located close to the contact of BIF (Banded Ironstone Formation). Historically, only two deposits were exploited on a large-scale by previous owners, namely Yindi and Adumbi. Adumbi falls out of the project area in the east. Remnant mining infrastructure from previous operations at Yindi includes the old laboratory, plant and camp but are derelict. Makapela is a relatively new artisanal site which was developed by artisanal miners within the last 15 years and has been one of the foci of the Company’s exploration activities.

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

The most prolific area for alluvial mining was the Imva Fold area, where extensive artisanal mining continues today, and where several areas of primary gold mineralization (Matete, Nagasa, Anguluku and Itali) have been under investigation by Loncor.

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

Loncor Exploration

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

Prospect Exploration

Grids were established at the Yindi, Makapela, Itali, Matete, Nagasa, Mondarabe, Anguluku and Adumbi West prospects with airborne magnetic and radiometric surveys, geological mapping, stream sediment sampling, soil and rock sampling, trenching, augering, ground geophysical surveys (Induced Polarisation) and core drilling being undertaken.

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

Table 3: Exploration Statistics for the Ngayu Work Program (2010-2013)
	Activity									Samples
Prospects	Gridd - ing (km)	IP (km)	Trench -ing (m)	AditM app- ing (m)	Other Channel (m)	Auger Drilling		Diamond Drilling		BLE G	Stream Sediment	Soils	Rock	Adit Channel	Trench Channel	Other Channel	Auger	DD	Thin Section
						Holes	(m)	Holes	(m)
Yindi	94.16	23	486.49	208.30	388.70	133	566.90	18	3302.24	16	0	2362	189	227	525	424	558	3526	11
Makapela	189.68	0	0	0	242.46	797	4537.12	84	24058	12	659	4826	197	0	0	287	3381	6201	58
Itali	48.20	0	691.10	29.00	170.45	170	938.55	5	1195.43	0	0	1234	169	31	751	196	649	1450	8
Anguluku	101.28	47.5	439.85	173.00	165.93	126	381.35	0	0	0	560	2549	274	175	454	227	481	0	1
Adumbi	68.80	0	13.00	0	141.90	0	0	0	0	0	0	1787	138	0	20	197	0	0	0
Nagassa	147.68	125.9	432.85	26.70	253.55	750	3489.39	9	2620.65	0		3815	373	34	481	309	3277	1880	11
Mondarabe	157.36	0	375.21	0	489.60	135	542.70	7	1220.50	0	0	4047	362	0	385	580	561	1533	7
Matete	148.84	89	989.20	0	239.39	256	1079.25	0	0	0	0	3856	401	0	1062	330	1110	0	8
Andagbowa	3.04	0	0	0	21.90	0	0	0	0	0	91	89	34	0	0	30	0	0	0
Bleg	0	0	0	0	0	0	0	0	0	711	0	0	71	0	0	0	0	0	0
PROJECT TOTAL	959	285.4	3428	437	2114	236 7	11535	123	32397*	739	1310	24565	2208	467	3678	2580	10017	14590	104

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
NYDD013
NYDD009
1.00m @ 0.82 g/t
8.00m @ 2.11 g/t
NYDD007
1.88m @ 0.89 g/t
6.28m @ 0.71 g/t
Golgota Workings
NYDD008
21.30m @ 3.31 g/t
NYDD012
6.10m @ 2.52
5.62m @ 1.61 g/t
NYDD005
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
NMDD052 : 2.34 m (1.77 m True) @ 10.38
NMDD055 : 5.46 m (3.05 m True) @ 13.29
NMDD013 : 1.10 m (0.83 m True) @ 2.65 g/t
NMDD015 : 6.43 m (4.89 m True) @ 0.60 g/t
NMDD035 : 0.62 m (0.46 m True) @ 3.12 g/t
NMDD048 : 1.40 m (0.98 m True) @ 24.74 g/t
NMDD050 : 3.14 m (1.43 m True) @ 3.14 g/t
NMDD033 : 2.91 m (2.91 m True) @ 2.65 g/t
NMDD034 : 4.99 m (3.20 m True) @ 4.06 g/t
NMDD037 : 3.68 m (2.26 m True) @ 2.83 g/t
NMDD008 : 4.35 m (2.85 m True) @ 17.55 g/t
NMDD009 : 5.63 m (2.64 m True) @ 13.79 g/t
NMDD002 : 6.76 m (4.30 m True) @ 7.01 g/t
NMDD005 : 7.19 m (4.30 m True) @ 64.00 g/t
NMDD012 : 8.22 m (5.28 m True) @ 5.10 g/t
NMDD019 : 12.45 m (10.62 m True) @ 3.75 g/t
NMDD031 : 10.82 m (7.52 m True) @ 2.66 g/t
NMDD040 : 6.30 m (5.26 m True) @ 3.33 g/t
North Pit
NMDD010 : 6.26 m (3.94 m True) @ 17.64 g/t
NMDD011 : 0.92 m (0.36 m True) @ 20.30 g/t
NMDD020 : 4.09 m (2.62 m True) @ 0.61 g/t
(Below Cut-off)
NMDD032 : 1.83 m (1.12 m True) @ 9.91 g/t (Upper Splay)
2.75 m (1.69 m True) @ 11.78 g/t (Lower Splay)
NMDD053 : 0.45 m (0.28 m True) @ 1.30 g/t
(Below Cut-off)
NMDD056 : 8.81 m (3.65 m True) @ 10.65 g/t
NMDD009 : 3.25 m (1.42 m True) @ 14.61 g/t
NMDD033 : 0.93 m (0.70 m True) @ 57.82 g/t
NMDD034 : 4.06 m (2.49 m True) @ 2.23 g/t
NMDD037 : 1.56 m (1.35 m True) @ 10.28 g/t
Reef 1
Main Pit
NMDD021A : 6.56 m (4.05 m true) @ 1.00 g/t g/t
NMDD045 : 2.41 m (1.45 m True) @ 3.17 g/t
NMDD001 : 4.08 m (3.10 m True) @ 15.20 g/t
NMDD007 : 3.91 m (1.40 m True) @ 3.20 g/t
NMDD021: 2.90 m (2.14 m True) @ 18.67 g/t
NMDD045: 2.81 m (1.87 m True) @ 3.89 g/t
NMDD021A : 1.42 m (0.77 m True) 18.41 g/t
(Below Cut-off)
NMDD024 : 9.22 m (5.93 m True) @ 0.34 g/t
(Below Cut-off)
NMDD027 : 0.66 m (2.26 m True) @ 0.10 g/t
(Below Cut-off)
Reef 2
NMDD014 : 3.47 m (2.05 m True) @ 24.94 g/t
NMDD016 : 5.74 m (2.11 m True) @ 5.02 g/t
NMDD024 : 3.09 m (2.85 m True) @ 7.09 g/t
NMDD049 : 2.67 m (1.83 m True) @ 10.30 g/t
NMDD001 : 1.76 m (0.66 m True) @ 5.61 g/t
NMDD018 : Reef 1 represented by shear only
2.44 (1.60 m True) @ 1.38 g/t
(Below Cut-off)
Scale
100m
LEGEND
Drillhole Collars
Quartz Vein (QV)
Artisinal Pits

Figure 6 Makapela Sele Sele Drill Intersections

MAKAPELA SELE SELE INTERSECTIONS
Black = Reef Zone only. No Cut-off
Red = 2 g/t Cut-off Minimum 1.5 m True Width
NMDD025 4.29 m (3.26 m True) @ 1.06 g/t
1.87 m (1.00 m True) @ 2.13 g/t
NMDD025
NMDD026
NMDD041
Abandoned
(Bad ground)
NMDD028
NMDD030
NMDD003
NMDD004
Sele Sele Pit
NMDD028 : 9.22 m (6.74 m True) @ 2.45 g/t
3.30 m (2.41 m True) @ 4.48 g/t
NMDD030 : 1.68 m (0.98 m True) @ 4.03 g/t
NMDD003 : 12.40 m (8.74 m True) @ 4.39 g/t
7.65 m (4.16m True) @ 6.66 g/t
NMDD004 : 19.70 m (4.36 m True) @ 3.27 g/t
8.10 m (1.81m True) @ 5.56 g/t
NMDD036
NMDD038
NMDD036 : 10.70 m (8.30 m True) @ 2.29 g/t
3.91 m (3.00 m True) @ 2.70 g/t
NMDD038 : 7.64 m (5.05 m True) @ 1.77 g/t
3.55 m (2.29 m True) @ 2.87 g/t
NMDD0022
NMDD0023
NMDD022 : 8.45 m (5.54 m True) @ 2.45 g/t
3.95 m (2.39 m True) @ 4.00 g/t
NMDD023 : 34.51 m (14.58m True) @ 5.75 g/t
NMDD036 : 10.70 m (8.30 m True) @ 2.29 g/t
NMDD038 : 7.64 m (5.05 m True) @ 1.77 g/t
Reef 2
NMDD029
NMDD029 : 11.05 m (7.68 m True) @ 0.94 g/t
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

Tables 7 and 8 below summarise the current indicated and inferred mineral resources at Makapela using various cut-off grades including a base case economic cut-off grade of 2.75 g/t Au that used a US$1,500/ounce gold price and appropriate cost parameter assumptions and metallurgical recoveries. Core drilling began at Makapela in October 2010 and focused on a quartz vein system within a sequence of basalts, thin units of banded iron formation and dolerite sills of Archaean age. A total of 71 core holes totalling 21,635 metres (including deflections) have been used to estimate these indicated and inferred mineral resources at Makapela. Drilling has been focused on three main veins: Reef 1, Reef 2, and Sele Sele that occur over a total strike length of 2.2 kilometres. Core drilling was undertaken on an approximate grid pattern of 80 by 80 metres down to a vertical depth of 240 metres and then on a 160 by 80 metre grid pattern down to a maximum depth of 480 metres.

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

These mineral resource estimates were prepared by independent consultants Venmyn Deloitte ("Venmyn"). The geology and drilling information was analysed, interpreted and estimated by Andrew Clay of Venmyn, who is a "qualified person" as such term is defined in National Instrument 43-101. Mr. Clay visited the site to review data collection procedures, geological interpretations and modelling, and estimation using geostatistical techniques. Venmyn also reviewed the geological and grade continuity to supplement the review of data quality in order to confer mineral resource classification categories to reflect the variable sample coverage. Venmyn was satisfied that all drilling, sampling, database and geological modelling protocols comply with the standards prescribed by National Instrument 43-101.

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

The status of exploration, exploration potential and recommended future exploration programs are summarised for the various prospects at Ngayu as follows, subject to sufficient funding being available for the Company and subject to the results obtained by Randgold under the Joint Venture:

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

North Kivu Project

Loncor owns or controls a contiguous block of 47 exploration permits (or "PRs") covering an area of approximately 13,000 square kilometers to the northwest of Lake Edward in the North Kivu province in the DRC. The areas covered by these PRs are located between the two major gold belt terrains of the DRC: the Twangiza-Namoya gold belt, owned by Banro Corporation, and the Kilo-Moto gold belt, previously controlled by Moto Gold and now owned by Randgold and Anglogold Ashanti. In addition to gold, there are a number of alluvial platinum occurrences in the project area, including the type locality for the platinum selenide mineral luberoite near Lubero. To date, no primary source has been found for the alluvial platinum occurrences. Due to the security situation, all of the North Kivu PRs are currently under force majeure.

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

In order to maintain a PR in good standing the title holder is required to make annual surface fee and surface tax payments to the State Treasury and the Provincial Tax authorities, respectively. However, all 47 PRs comprising the North Kivu Project are under force majeure where no fees or taxes are payable during the force majeure period.

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

In relation to the existing infrastructure of the North Kivu Province, the Manguredjipa project is well placed. The mode of transport for the general population is mainly trucks and buses on the road to Butembo, which has deteriorated since exploration began in 2008. The project’s exploration team has utilised mainly utility vehicles and, where there are no roads, travel is by foot. In some cases a helicopter has to be utilised to gain access to remote areas.

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

Historic exploration and production on the Manguredjipa project area was from the Lenda drainage which was explored and exploited for alluvial gold from 1925 to 1960. The term “Division Lenda” in various reports, has been noted as referring to the entire goldfield including Manguredjipa, Motokolea, Mabea, Makwasu, Eohe and Biaboy.

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

2013-2016 Exploration Activities at Manguredjipa

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

See the management's discussion and analysis of the Company for the year ended December 31, 2016 incorporated by reference into this Form 20-F as Exhibit 15.1.

A.	Operating Results

See the management's discussion and analysis of the Company for the year ended December 31, 2016 incorporated by reference into this Form 20-F as Exhibit 15.1.

B.	Liquidity and Capital Resources.

See the management's discussion and analysis of the Company for the year ended December 31, 2016 incorporated by reference into this Form 20-F as Exhibit 15.1.

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

E.	Off-Balance Sheet Arrangements.

The Company does not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following information is as of December 31, 2016:

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	-	-	-	-	-
Capital (finance) lease obligations	-	-	-	-	-
Operating lease obligations	-	-	-	-	-
Purchase obligations	-	-	-	-	-
Other long-term liabilities	-	-	-	-	-
Total	-	-	-	-	-

G.	Safe Harbor

Not applicable.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The directors and senior management of the Company and term of continuous service are as follows:

Name	Position(s) with the Company	Served as a Director Since
Arnold T. Kondrat	President, Chief Executive Officer and a director	August 24, 1993

Donat K. Madilo	Chief Financial Officer	Not applicable

Fabrice Matheys	General Manager, DRC	Not applicable

Geoffrey G. Farr	General Counsel and Corporate Secretary	Not applicable

Maurice J. Colson (1) (2)	Director	March 31, 2011

Richard J. Lachcik (1) (2)	Director	June 29, 1998

William R. Wilson (1) (2)	Director	July 15, 1997
_________________________

(1)	Member of the audit committee of the board of directors of the Company.

(2)	Member of the compensation committee of the board of directors of the Company.

Arnold T. Kondrat - Mr. Kondrat is the Company's principal founder and has over 30 years of management experience in the resource exploration industry. During this time he has been an officer and director of a number of publicly-traded resource exploration companies, in both Canada and the United States. Mr. Kondrat is the principal founder and Executive Vice President of Banro Corporation (a gold mining company listed on the Toronto Stock Exchange and the NYSE MKT LLC with projects in the eastern DRC). He is also the principal founder, Chief Executive Officer, President and a director, of Gentor Resources Inc. (a mineral exploration company listed on the TSX Venture Exchange), the principal founder, Chief Executive Officer and a director, of Delrand Resources Limited (a mineral exploration company listed on NEX (a separate board of the TSX Venture Exchange), and President of Sterling Portfolio Securities Inc. (a private venture capital firm based in Toronto).

Donat K. Madilo – Mr. Madilo has over 27 years of experience in accounting, administration and finance in the DRC and North America. He is Senior Vice President, Commercial & DRC Affairs of Banro Corporation (and was previously Chief Financial Officer of Banro Corporation), Chief Financial Officer of Gentor Resources Inc. and Treasurer of Delrand Resources Limited. Mr. Madilo’s previous experience includes director of finance of Coocec-ceaz (a credit union chain in the DRC) and senior advisor at Conseil Permanent de la Comptabilité au Congo, the accounting regulation board in the DRC. He holds a Bachelor of Commerce (Honours) degree from Institut Supérieur de Commerce de Kinshasa, a B.Sc. (Licence) in Applied Economics from University of Kinshasa and a Masters of Science in Accounting (Honours) from Roosevelt University in Chicago.

Fabrice Matheys – Mr. Matheys is a professional geologist with more than 24 years of experience in Africa. Prior to his role with Loncor, Mr. Matheys served as Exploration Geologist for De Beers in Botswana, West Africa and South Africa and spent eight years as Exploration Manager in the Democratic Republic of the Congo with exploration programs focused on gold, diamonds, niobium and tungsten.

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

Richard J. Lachcik - Mr. Lachcik is a partner of the law firm Norton Rose Fulbright Canada LLP. He has been practising corporate and securities law in Toronto, Canada for over 30 years. Mr. Lachcik has extensive experience in representing public companies and has also acted for a number of investment dealers. He has been an officer and director of a number of Canadian public resource companies.

William R. Wilson – Mr. Wilson is Director, Executive Vice President and Chief Financial Officer of TUVERA Exploration Inc. TUVERA is a private B.S. holding company for the ARVENUT exploration properties in Nevada, Utah and New Mexico. He has created and managed 11 mining companies over 25 years with properties in the U.S., Canada, Russia, the DRC and Ukraine. Mr. Wilson is a Qualified Professional in Mining, Metallurgy/Processing and Environmental Compliance (Member no. 01063QP) of the Mining and Metallurgical Society of America. He has a degree in Metallurgical Engineering from the Colorado School of Mines and a Masters of Business Administration degree from the University of Southern California. Mr. Wilson has been involved in the mining industry for more than 35 years. He has been a director and senior officer of a number of public companies in both Canada and the United States, and has been a member of the audit committee of several of these companies.

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
China Goldcorp Ltd.

Arnold T. Kondrat	Delrand Resources Limited
Gentor Resources Inc.

Richard J. Lachcik	Cerro Grande Mining Corporation
Gentor Resources Inc.

William R. Wilson	Delrand Resources Limited
Gentor Resources Inc.

Other than the board of directors, the Company does not have an administrative, supervisory or management body.

B.	Compensation

Named Officers

Summary Compensation Table

The following table sets forth certain information with respect to compensation paid to the officers of the Company set out in the following table (the "NEOs") for the financial year ended December 31, 2016.

Name and Principal Position	Year	Salary (US$)	Share-based awards (US$)	Option-based awards (2) (US$)	Non-equity incentive plan compensation - Annual Incentive Plan (US$)	All other Compensation (US$)	Total Compensation (US$)
Arnold T. Kondrat Chief Executive Officer and President	2016	$90,600(1)	N/A	$16,723	Nil	$29,385 (3)	$136,708
Donat K. Madilo Chief Financial Officer	2016	Nil	N/A	$16,723	Nil	Nil	$16,723
Fabrice Matheys General Manager, DRC	2016	N/A	N/A	N/A	Nil	$24,800 (4)	$24,800
Geoffrey G. Farr General Counsel and Corporate Secretary	2016	$48,000	N/A	$16,723	Nil	$4,000 (5)	$68,723
_________________________

(1)

The salary for Mr. Kondrat is paid in Canadian dollars. The U.S. dollar amount set out in the above table for the salary of Mr. Kondrat was calculated using an average exchange rate for 2016 of Cdn$1.00 = US$0.7550.

(2)

These amounts represent the grant date fair value of the stock options awarded in 2016, calculated in Canadian dollars and then converted to U.S. dollars using an average exchange rate for 2016 of Cdn$1.00 = US$0.7550. Grant date fair value of the stock options granted in 2016 to the NEOs was calculated in accordance with the Black-Scholes model using the price of the Company’s common shares on the date of grant of Cdn$0.06 per share, with the key valuation assumptions being stock price volatility of 128.69%, risk free interest rate of 0.54%, no dividend yield and expected life of 3 years.

(3)	This amount represents accrued Retention Allowance (as such term is defined below) of $7,550 and life insurance premiums paid by the Company of US$21,835.

(4)	This amount represents consulting fees of US$15,000 and accrued Retention Allowance (as such term is defined below) of US$9,800.

(5)	This amount represents accrued Retention Allowance (as such term is defined below).

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

Incentive Plan Awards

The following table provides details regarding outstanding option and share-based awards held by the NEOs as at December 31, 2016:

Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (2) ($)	Option expiration date	Aggregate value of unexercised in-the-money options (3) (US$)	Number of shares or units that have not vested (#)	Market or payout value of share- based awards that have not vested (US$)
Arnold T. Kondrat	Mar. 11, 2016	500,000	Cdn$0.06 (US$0.05)	Mar. 11, 2021	$40,000	N/A	N/A
	Dec. 12, 2012	250,000	Cdn$1.05 (US$0.76)	Dec. 12, 2017	Nil
Donat K. Madilo	Mar. 11, 2016	500,000	Cdn$0.06 (US$0.05)	Mar. 11, 2021	$40,000	N/A	N/A
	Dec. 12, 2012	100,000	Cdn$1.05 (US$0.76)	Dec. 12, 2017	Nil
Fabrice Matheys	Dec. 12, 2012	80,000	Cdn$1.05 (US$0.76)	Dec. 12, 2017	Nil	N/A	N/A
Geoffrey G. Farr	Mar. 11, 2016	500,000	Cdn$0.06 (US$0.05)	Mar. 11, 2021	$40,000	N/A	N/A
	Dec. 12, 2012	100,000	Cdn$1.05 (US$0.76)	Dec. 12, 2017	Nil
_________________________

(1)	1/4 of the stock options granted to each optionee vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.

(2)

The exercise price of each of the stock options held by the officers is in Canadian dollars. The U.S. dollar figures set out in this column of the table were calculated using the noon exchange rate on Friday, December 30, 2016 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7448.

(3)

This is based on (a) the closing sale price per share of the Company’s common shares on Friday, December 30, 2016 of Cdn$0.18 as reported by the Toronto Stock Exchange, and (b) converting that price into a price of US$0.13 using the noon exchange rate on December 30, 2016 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7448.

The following table provides details regarding outstanding option-based awards, share-based awards and non-equity incentive plan compensation held by the NEOs, which vested and/or were earned during the year ended December 31, 2016:

Incentive plan awards - value vested or earned during the year
Name	Option-based awards - Value vested during the year (1) (US$)	Share-based awards - Value vested during the year (US$)	Non-equity incentive plan compensation - Value earned during the year (US$)
Arnold T. Kondrat	$30,000	N/A	N/A
Donat K. Madilo	$30,000	N/A	N/A
Fabrice Matheys	Nil	N/A	N/A
Geoffrey G. Farr	$30,000	N/A	N/A
_________________________

(1)	Identifies the aggregate dollar value that would have been realized by the officer if the officer had exercised all options exercisable under the option-based award on the vesting date(s) thereof.

Non-Executive Directors

The directors of the Company were not paid any fees by the Company during the financial year ended December 31, 2016 for their services in their capacity as directors. The Company's directors are entitled to receive stock option grants under the Company's Stock Option Plan, as recommended by the compensation committee and determined by the board of directors of the Company (the "Board"). The exercise price of such stock options is determined by the Board, but shall in no event be less than the last closing price of the Company’s common shares on the Toronto Stock Exchange prior to the date the stock options are granted. During the financial year ended December 31, 2016, each of the non-executive directors of the Company (being Messrs. Colson, Lachcik and Wilson) was granted by the Board pursuant to the Company’s Stock Option Plan 300,000 stock options, with each such stock option entitling the holder to purchase one common share of the Company at a price of Cdn$0.06 until March 11, 2021.

All directors receive reimbursement for reasonable out-of-pocket expenses related to their attendance at meetings or other expenses incurred for Company purposes.

Incentive Plan Awards

The following table provides details regarding the outstanding option and share based awards held as at December 31, 2016 by the directors of the Company other than Mr. Kondrat. See "Named Officers - Incentive Plan Awards" above for details regarding the outstanding stock options held by Mr. Kondrat as at December 31, 2016.

Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (2) ($)	Option expiration date	Aggregate value of unexercised in-the-money options (3) (US$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (US$)
Maurice J. Colson	Mar. 11, 2016	300,000	Cdn$0.06 (US$0.05)	Mar. 11, 2021	$24,000	N/A	N/A
	Dec. 12, 2012	50,000	Cdn$1.05 (US$0.76)	Dec. 12, 2017	Nil
Richard J. Lachcik	Mar. 11, 2016	300,000	Cdn$0.06 (US$0.05)	Mar. 11, 2021	$24,000	N/A	N/A
	Dec. 12, 2012	50,000	Cdn$1.05 (US$0.76)	Dec. 12, 2017	Nil
William R. Wilson	Mar. 11, 2016	300,000	Cdn$0.06 (US$0.05)	Mar. 11, 2021	$24,000	N/A	N/A
	Dec. 12, 2012	50,000	Cdn$1.05 (US$0.76)	Dec. 12, 2017	Nil
_________________________

(1)	1/4 of the stock options granted to each optionee vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.

(2)

The exercise price of each of the stock options held by the directors is in Canadian dollars. The U.S. dollar figures set out in this column of the table were calculated using the noon exchange rate on Friday, December 30, 2016 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7448.

(3)

This is based on (a) the closing sale price per share of the Company’s common shares on Friday, December 30, 2016 of Cdn$0.18 as reported by the Toronto Stock Exchange, and (b) converting that price into a price of US$0.13 using the noon exchange rate on December 30, 2016 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7448.

The following table provides details regarding outstanding option-based awards, share-based awards and non-equity incentive plan compensation in respect of the directors of the Company other than Mr. Kondrat, which vested and/or were earned during the year ended December 31, 2016. See "Named Officers - Incentive Plan Awards" above for details regarding the outstanding option-based awards, share-based awards and non-equity incentive plan compensation in respect of Mr. Kondrat, which vested and/or were earned during the year ended December 31, 2016.

Incentive plan awards - value vested or earned during the year
Name	Option-based awards - Value vested during the year (1) (US$)	Share-based awards - Value vested during the year (US$)	Non-equity incentive plan compensation - Value earned during the year (US$)
Maurice J. Colson	$18,000	N/A	N/A
Richard J. Lachcik	$18,000	N/A	N/A
William R. Wilson	$18,000	N/A	N/A
_________________________

(1)	Identifies the aggregate dollar value that would have been realized by the director if the director had exercised all options exercisable under the option-based award on the vesting date(s) thereof.

Other Information

Neither the Company nor its subsidiaries provides pension, retirement or similar benefits.

C.	Board Practices

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

Audit Committee

The Board has an audit committee (the "Audit Committee"), the members of which are Maurice J. Colson, Richard J. Lachcik and William R. Wilson. Each member of the Audit Committee is independent within the meaning of Canadian National Instrument 52-110 - Audit Committees ("NI 52-110") and Section 803A of the NYSE MKT Company Guide. Each member of the Audit Committee is "financially literate" within the meaning of NI 52-110. At no time since the commencement of the Company's financial year ended December 31, 2016 was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board. The Audit Committee's charter is incorporated by reference into this Form 20-F as Exhibit 1.3.

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

The following sets out the number of employees which the Company and its subsidiaries had as at December 31, 2016, December 31, 2015 and December 31, 2014, providing a breakdown of these employees by location:

	Dec. 31,	Dec. 31,	Dec. 31,
Location	2016	2015	2014
Loncor office in Toronto, Canada	4	4	3
Loncor office in Beni, DRC	2	2	6
Loncor office in Kinshasa, DRC	1	2	2
Ngayu project	-	-	11
North Kivu project	-	-	-
Totals:	7	8	22

Neither the Company nor any of its subsidiaries has any unionized employees.

Neither the Company nor any of its subsidiaries employ a significant number of temporary employees.

E.	Share Ownership

The following table sets out the number of common shares of the Company held by the Company's directors and officers as of March 21, 2017 (including the percentage of the Company's outstanding common shares represented by such shares). See Item 6.B. of this Form 20-F for information regarding the stock options of the Company held by the Company's directors and officers as of March 21, 2017.

		Percentage of
	Number of Common	Outstanding
Name	Shares Owned	Common Shares
Maurice J. Colson	Nil	Nil
Geoffrey G. Farr	105,000	0.07%
Arnold T. Kondrat	74,300,818	46.82%
Richard J. Lachcik	11,666	0.01%
Donat K. Madilo	100,000	0.07%
Fabrice Matheys	Nil	Nil
William R. Wilson	3,333	0.002%

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

(b)

The number of common shares of the Company reserved from time to time for issuance to optionees pursuant to stock options granted under the Plan shall not exceed 8,000,000 common shares (as at the date of this Form 20-F, there are outstanding under the Plan 3,215,000 stock options entitling the holders to purchase an aggregate of 3,215,000 common shares of the Company (which is equal to 2.03% of the number of common shares of the Company which are outstanding as at the date of this Form 20-F), such that the number of new stock options currently available for future grants under the Plan is stock options to purchase an aggregate of 4,785,000 common shares of the Company (which is equal to 3.02% of the number of common shares of the Company which are outstanding as at the date of this Form 20-F).

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

To the knowledge of management of the Company, based on a review of publicly available filings as at March 21, 2017, the following are the only persons or companies who beneficially own 5% or more of the outstanding common shares of the Company.

	Number of Common	Percentage of Outstanding
Name of Shareholder	Shares Owned	Common Shares (1)
Arnold T. Kondrat (2)	74,300,818	46.82%
Newmont Canada FN Holdings ULC (3)	14,550,000	9.17%

(1)	The information in this column of the table is based on the number of common shares of the Company outstanding as at March 21, 2017.

(2)

Mr. Kondrat is Chief Executive Officer, President and a director of the Company. As at March 21, 2016, Mr. Kondrat held 74,300,818 (or 49.1%%) of the outstanding common shares of the Company. As at March 20, 2015, Mr. Kondrat held 14,300,818 (or 16.94%) of the outstanding common shares of the Company. As at March 25, 2014, Mr. Kondrat held 10,300,818 (or 14.03%) of the outstanding common shares of the Company. See Item 4A. of this Form 20-F ("History and Development of the Company") with respect to the private placement transaction pursuant to which Mr. Kondrat acquired 60,000,000 common shares of the Company in February 2016.

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

As of March 21, 2017, based on the Company’s shareholders’ register, there were 79 shareholders of record of the Company’s common shares in the United States, holding 8.57% of the outstanding common shares of the Company.

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

In February 2015, the Company closed a non-brokered private placement of 8,000,000 common shares of the Company at a price of Cdn$0.06 per share for gross proceeds to the Company of Cdn$480,000. Arnold T. Kondrat purchased 3,500,000 of the shares issued under this placement. In March 2015, the Company closed a non-brokered private placement of 3,000,000 common shares of the Company at a price of Cdn$0.06 per share for gross proceeds to the Company of Cdn$180,000. Mr. Kondrat purchased 500,000 of the shares issued under this placement. In February 2016, the Company closed a non-brokered private placement of 67,000,000 common shares of the Company at a price of Cdn$0.015 per share for gross proceeds of Cdn$1,005,000. Mr. Kondrat purchased 60,000,000 of the shares issued under this private placement. As well, a portion of the proceeds from the said February 2016 private placement were used to repay short term, non-interest bearing loans totaling Cdn$825,000 provided to the Company by Mr. Kondrat. Mr. Kondrat is President, Chief Executive Officer and a director of the Company and, taking into account the shares acquired under the said placements, now holds 74,300,818 (or 46.82%) of the outstanding common shares of the Company.

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

There have been no significant changes in the affairs of the Company since the date of the audited annual consolidated financial statements of the Company as at and for the year ended December 31, 2016, other than as discussed in this Form 20-F.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

The Company's common shares (a) are listed for trading on the Toronto Stock Exchange (the "TSX") under the symbol "LN", and (b) are quoted on the OTC Pink tier of the OTC Link under the symbol "LONCF". The Company's common shares commenced trading on the TSX on April 26, 2013. Prior to April 26, 2013, such shares traded on the TSX Venture Exchange (the "TSX-V"). From April 27, 2011 to April 24, 2014, the Company’s common shares were traded in the United States on the NYSE MKT, from April 25, 2014 to April 30, 2015, the Company’s common shares traded in the United States on the OTCQB tier of the OTC Link, and since May 1, 2015, the Company’s common shares have traded in the United States on the OTC Pink tier of the OTC Link.

Toronto Stock Exchange/TSX Venture Exchange

The following table discloses the annual high and low sales prices in Canadian dollars for the common shares of the Company for the five most recent financial years of the Company as traded on the TSX and TSX-V, as applicable.

Year	High (Cdn$)	Low (Cdn$)
2016	$0.25	$0.015
2015	$0.13	$0.02
2014	$0.27	$0.04
2013	$0.82	$0.10
2012	$1.91	$0.69

The following table discloses the high and low sales prices in Canadian dollars for the common shares of the Company for each quarterly period within the two most recent financial years of the Company as traded on the TSX:

Quarter Ended	High (Cdn$)	Low (Cdn$)
December 31, 2016	$0.20	$0.09
September 30, 2016	$0.25	$0.16
June 30, 2016	$0.20	$0.06
March 31, 2016	$0.08	$0.015
December 31, 2015	$0.05	$0.02
September 30, 2015	$0.11	$0.035
June 30, 2015	$0.13	$0.05
March 31, 2015	$0.125	$0.025

The following table discloses the monthly high and low sales prices in Canadian dollars for the common shares of the Company for the most recent six months as traded on the TSX:

Month	High (Cdn$)	Low (Cdn$)
March 2017 (to March 21)	$0.155	$0.11
February 2017	$0.175	$0.145
January 2017	$0.20	$0.12
December 2016	$0.18	$0.09
November 2016	$0.185	$0.13
October 2016	$0.20	$0.13
September 2016	$0.225	$0.175

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

Year	High (US$)	Low (US$)
2016	$0.20	$0.01
2015	$0.14	$0.02
2014	$0.27	$0.03
2013	$0.87	$0.08
2012	$1.99	$0.68

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

Quarter Ended	High (US$)	Low (US$)
December 31, 2016	$0.14	$0.06
September 30, 2016	$0.20	$0.12
June 30, 2016	$0.14	$0.04
March 31, 2016	$0.05	$0.01
December 31, 2015	$0.03	$0.02
September 30, 2015	$0.06	$0.03
June 30, 2015	$0.14	$0.05
March 31, 2015	$0.08	$0.02

The following table discloses the monthly high and low sales prices in United States dollars for the common shares of the Company for the most recent six months as traded on the OTC Pink tier of the OTC Link.

Month	High (US$)	Low (US$)
March 2017 (to March 21)	$0.12	$0.09
February 2017	$0.12	$0.11
January 2017	$0.14	$0.06
December 2016	$0.10	$0.06
November 2016	$0.13	$0.10
October 2016	$0.14	$0.11
September 2016	$0.18	$0.13

B.	Plan of Distribution

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

The Company's authorized share capital consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series, of which 158,689,732 common shares and no preference shares were issued and outstanding as of March 21, 2017. The following is a summary of the material provisions attaching to the common shares and preference shares.

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

Restrictions on Share Ownership by Non-Canadians

There are no limitations under the laws of Canada or in the organizational documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act (the "ICA") may require review and approval by the Minister of Innovation, Science and Economic Development (“ISED”) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

Under the ICA, transactions exceeding certain financial thresholds, and which involve the acquisition of control of a Canadian business by a non-Canadian, are subject to review and cannot be implemented unless the ISED Minister and/or, in the case of a Canadian business engaged in cultural activities, the Minister of Canadian Heritage, are satisfied that the transaction is likely to be of "net benefit to Canada". If a transaction is subject to review (a "Reviewable Transaction"), an application for review must be filed with the Investment Review Division of ISED Canada and/or the Department of Canadian Heritage prior to the implementation of the Reviewable Transaction. The responsible Minister is then required to determine whether the Reviewable Transaction is likely to be of net benefit to Canada, taking into account, among other things, certain factors specified in the ICA and any written undertakings that may have been given by the applicant. The ICA contemplates an initial review period of up to 45 days after filing; however, if the responsible Minister has not completed the review by that date, s/he may unilaterally extend the review period by up to 30 days (or such longer period as may be agreed to by the applicant and the Minister) to permit completion of the review. If the responsible Minister is not satisfied that the investment is likely to be of net benefit to Canada, s/he may prohibit the investment or order a divestiture (if the investment has already been completed).

If the transaction is not reviewable because it does not meet or exceed the applicable financial threshold, the non-Canadian investor must still give notice to ISED Canada and, in the case of a Canadian business engaged in cultural activities, Canadian Heritage, of its acquisition of control of a Canadian business within 30 days of the implementation of the investment.

Furthermore, under the ICA, every investment in, or acquisition of control of, a Canadian business by a non-Canadian is subject to a "national security" review which examines whether the transaction could be injurious to Canada’s national security. There is no minimum threshold for the size of transaction potentially subject to such review. If the ISED Minister, after consultation with the Minister of Public Safety and Emergency Preparedness and the investor, considers that the investment could be injurious to national security, the Minister refers the matter to the Governor in Council. Following its review, if the Governor in Council may take any measures in respect of the investment that it considers advisable to protect national security, including denying the investment, asking for undertakings, imposing terms or conditions for the investment or ordering a divestiture (if the investment has already been completed).

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

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares. The Company believes that it was classified as a PFIC during the tax year ended December 31, 2016, and due to the nature of the Company’s assets and the income that the Company expects to generate, the Company expects to be a PFIC for its current tax year and may be a PFIC in subsequent tax years. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any subsidiary of the Company.

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

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares. (See “Sale or Other Taxable Disposition of Common Shares” below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares generally will not be eligible for the “dividends received deduction”. Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Common Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

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

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

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

I.	Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk.

See Note 15 to the Company's audited consolidated financial statements filed as part of this Form 20-F under Item 18.

Item 12.	Descriptions of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

14. A.-D.	Modifications to the Rights of Security Holders

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

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the U.S. Exchange Act) for the year ended December 31, 2016. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were adequately designed and are effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms.

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

Management conducted an evaluation of the design and operation of the Company's internal control over financial reporting as of December 31, 2016 based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2016 and no material weaknesses were discovered.

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

(d) Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting during the year ended December 31, 2016, that management believes have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

The following summarizes the total fees billed by the external auditors of the Company (BDO Canada LLP) for each of the years ended December 31, 2016 and December 31, 2015. All dollar amounts are exclusive of applicable taxes.

	2016	2015
Audit Fees	Cdn$45,000	Cdn$45,000
Audit-Related Fees	Cdn$10,000	Nil
Tax Fees	Cdn$2,500	Cdn$2,000
All Other Fees	Nil	Nil

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

Item 16.D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16.E.	Purchase of Equity Securities by the Issuer and Affiliated Purchasers

The Company did not purchase any of its common shares during the financial year ended December 31, 2016.

Item 16.F.	Change in Registrant's Certifying Accountant

Not applicable.

Item 16.G.	Corporate Governance

Not applicable.

Item 16.H.	Mine Safety

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

The financial statements appear on pages F-1 through F-29.

Item 19.	Exhibits

The following exhibits are filed as part of this Form 20-F:

EXHIBIT NUMBER	DESCRIPTION

Constating Documents
1.1	Company's articles of amalgamation (1)
1.2	Company's general by-law (1)
1.3	Audit Committee's charter (1)
1.4	Company's Business Conduct Policy (1)

Material Contracts
4.1	Company's stock option plan (1)

Subsidiaries
8.1	List of subsidiaries of the Company (1)

Certifications
12.1	Certification of the President and Chief Executive Officer of the Company pursuant to Section 302 of Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer of the Company pursuant to Section 302 of Sarbanes-Oxley Act of 2002
13.1	Certification of the President and Chief Executive Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Other Exhibits
15.1	Management's discussion and analysis of the Company for the year ended December 31, 2016
15.2	Sections 10 and 11 of the Ngayu Technical Report(2)

Notes:

(1)	Previously filed as an exhibit to the Company’s annual report on Form 20-F filed with the SEC on March 30, 2012. SEC file number 001-35124.

(2)	Previously filed as exhibit 99.1 to the Company’s current report on Form 6-K filed with the SEC on July 13, 2012.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 31, 2017

LONCOR RESOURCES INC.
(Registrant)

By: (signed) "Arnold T. Kondrat"
Arnold T. Kondrat
President and Chief Executive Officer

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016

(Expressed in U.S. dollars)

F-1 of F-29

F-2 of F-29

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

The consolidated financial statements for the year ended December 31, 2016 have been audited by BDO Canada LLP, chartered professional accountants and licensed public accountants, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).

(Signed) “Arnold T. Kondrat”	(Signed) “Donat K. Madilo”

Arnold T. Kondrat	Donat K. Madilo

President and Chief Executive Officer	Chief Financial Officer

F-3 of F-29

Independent Auditor’s Report

To the Shareholders of Loncor Resources Inc.

We have audited the accompanying consolidated financial statements of Loncor Resources Inc., which comprise the consolidated statements of financial position as at December 31, 2016 and December 31, 2015 and the consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the years ended December 31, 2016, December 31, 2015, and December 31, 2014, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Loncor Resources Inc.as at December 31, 2016 and December 31, 2015 and its financial performance and its cash flows for the years ended December 31, 2016, December 31, 2015 and December 31, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 2 in the consolidated financial statements which indicates the Company produced a net loss of $497,610 for the year ended December 31, 2016 and as of that date the Company had a working capital deficit of $1,150,458. These conditions, along with other matters as set forth in Note 2, indicate the existence of a material uncertainty that casts substantial doubt on the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ BDO Canada LLP

Chartered Professional Accountants,
Licensed Public Accountants

Toronto, Canada
March 31, 2017

F-4 of F-29

Loncor Resources Inc.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in U.S. dollars)

	Notes	December 31, 2016	December 31, 2015
		$	$
Assets
Current Assets
Cash and cash equivalents		21,520	8,255
Advances receivable	5	98,352	42,000
Due from related parties	6	-	12,619
Prepaid expenses and deposits		67,971	67,846
Total Current Assets		187,843	130,720

Non-Current Assets
Property, plant and equipment	7	35,403	82,075
Exploration and evaluation assets	8	27,857,769	27,836,230
Intangible assets	9	1	1
Total Non-Current Assets		27,893,173	27,918,306

Total Assets		28,081,016	28,049,026

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable	11	403,613	401,976
Accrued liabilities		209,930	194,983
Due to related parties	6	127,909	590,062
Employee retention allowance	17	596,849	570,487
Current Liabilities		1,338,301	1,757,508

Common share purchase warrants	12c	85,633	-

Total Liabilities		1,423,934	1,757,508

Commitments	14

Shareholders' Equity
Share capital	12	77,048,991	76,240,994
Reserves		8,197,193	8,142,017
Deficit		(58,589,102)	(58,091,493)
Total Shareholders' Equity		26,657,082	26,291,518
Total Liabilities and Shareholders' Equity		28,081,016	28,049,026

Commonshares
Authorized		Unlimited	Unlimited
Issued and outstanding		153,189,732	84,439,732

Approved and authorized for issue by the Board of Directors on March 28, 2017. Signed on behalf of the Board of Directors by:

/s/ Willian R. Wilson	/s/ Arnold T. Kondrat
William R. Wilson	Arnold T. Kondrat
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

F-5 of F-29

Loncor Resources Inc.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in U.S. dollars)

		For the years ended

	Notes	December 31, 2016	December 31, 2015	December 31, 2014
		$	$	$
Expenses
Consulting, management and professional fees		138,498	92,329	105,668
Employee benefits		188,877	182,630	276,578
Office and sundry		45,503	70,549	262,694
Compensation expense-share-based payment	13	55,176	-	70,886
Travel and promotion		76,489	63,138	47,819
Depreciation		3,853	22,082	33,232
Interest and bank expenses		818	1,158	629
Loss on derivative instruments	12c	6,452	-	-
Impairment of exploration and evaluation assets		-	2,300,000	2,183,233
Foreign exchange gain		(17,774)	(177,310)	(77,636)
		(497,892)	(2,554,576)	(2,903,103)
Interest income		282	113	393
Other income		-	137,216	-
Loss		(497,610)	(2,417,247)	(2,902,710)

Comprehensive loss f or the year		(497,610)	(2,417,247)	(2,902,710)

Loss per share, basic and diluted	12d	(0.00)	(0.03)	(0.04)

The accompanying notes are an integral part of these consolidated financial statements.

F-6 of F-29

Loncor Resources Inc.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in U.S. dollars)

		Common shares				Total
	Notes	Number of		Reserves	Deficit	Shareholders'
		shares	Amount			equity
Balance at January 1, 2014		73,439,732	$75,715,014	$8,035,188	$(52,771,536)	$30,978,666

Loss for the period		-	-	-	(2,902,710)	(2,902,710)
Share-based payments		-	-	106,829	-	106,829
Balance at December 31, 2014		73,439,732	$75,715,014	$8,142,017	$(55,674,246)	$28,182,785

Loss for the period		-	-	-	(2,417,247)	(2,417,247)
Common shares issued		11,000,000	525,980	-	-	525,980
Balance at December 31, 2015		84,439,732	$76,240,994	8,142,017	$(58,091,493)	$26,291,518

Loss for the period		-	-	-	(497,610)	(497,610)
Share-based payments		-	-	55,176	-	55,176
Common shares issued		68,750,000	807,997	-	-	807,997
Balance at December 31, 2016		153,189,732	$77,048,991	$8,197,193	$(58,589,102)	$26,657,082

The accompanying notes are an integral part of these consolidated financial statements.

F-7 of F-29

Loncor Resources Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. dollars )

		For the years ended
	Notes	December 31, 2016	December 31, 2015	December 31, 2014

		$	$	$

Cash flows from operating activities
Loss for the year		(497,610)	(2,417,247)	(2,902,710)
Adjustments to reconcile loss to net cash used in operating activities
Depreciation		3,853	23,175	33,232
Share-based payments - employee compensation	13	55,176	-	70,886
Loss on derivative instruments		6,452	-	-
Employee retention allowance	17	23,912	(31,991)	(11,638)
Gain on disposition of capital assets		-	-	(4,601)
Impairment of exploration and evaluation assets		-	2,300,000	2,183,233
Changes in non-cash working capital
Advances receivable		(56,352)	(9,035)	356,857
Prepaid expenses and deposits		(125)	1,302	19,412
Due from related parties		12,619	(2,739)	32,066
Accounts payable		26,636	(43,766)	190,036
Employee retention allowance		-	-	(25,238)
Accrued liabilities		14,947	(108,621)	(49,459)
Net cash used in operating activities		(410,492)	(288,922)	(107,924)

Cash flows from investing activities
Disposition of capital assets		2,400	94,491	43,600
Expenditures on exploration and evaluation assets		(254,454)	(497,861)	(671,011)
Net cash used in investing activities		(252,054)	(403,370)	(627,411)

Cash flows from financing activities
Proceeds from share and warrant issuance, net of issuance costs		887,178	525,980	-
Due to related parties		(462,153)	118,936	466,038
Funds received from Randgold		250,786	-	-
Net cash provided from financing activities		675,811	644,916	466,038

Net increase (decrease) in cash during the year		13,265	(47,376)	(269,297)
Cash and cash equivalents, beginning of the year		8,255	55,631	324,928
Cash and cash equivalents, end of the year		21,520	8,255	55,631

Supplemental cash flow information (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

F-8 of F-29

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2016 and 2015
(Expressed in U.S. dollars, except for per share amounts)

1.	CORPORATE INFORMATION

Loncor Resources Inc. (the "Company") is a corporation governed by the Ontario Business Corporations Act. The principal business of the Company is the acquisition and exploration of mineral properties.

These consolidated financial statements as at December 31, 2016 and 2015 include the accounts of the Company and of its wholly owned subsidiaries in the Democratic Republic of the Congo (the “Congo”), Loncor Resources Congo SARL, and in the U.S., Nevada Bob’s Franchising, Inc., respectively.

The Company is a publicly traded company whose outstanding common shares are listed for trading on the Toronto Stock Exchange. The head office of the Company is located at 1 First Canadian Place, 100 King St. West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada.

2.	BASIS OF PREPARATION

a)	Statement of compliance

These consolidated financial statements as at December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The accompanying financial information as at December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014, have been prepared in accordance with those IASB standards and IFRS Interpretations Committee (“IFRIC”) interpretations issued and effective, or issued and early-adopted, at December 31, 2016.

The date the Company’s Board of Directors approved these consolidated financial statements was March 28, 2017.

b)	Continuation of Business

The Company incurred a net loss of $497,610 for the year ended December 31, 2016 (year ended December 31, 2015 - $2,417,247) and as at December 31, 2016 had a working capital deficit of $1,150,458 (December 31, 2015: $1,626,788).

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

In the event the Company is unable to identify recoverable resources, receive the necessary permitting, or arrange appropriate financing, the carrying value of the Company’s assets and liabilities could be subject to material adjustment. Furthermore, certain market conditions may also cast significant doubt upon the validity of the going concern assumption.

These consolidated financial statements do not include any additional adjustments to the recoverability and classification of certain recorded asset amounts, classification of certain liabilities and changes to the statements of comprehensive loss that might be necessary if the Company was unable to continue as a going concern.

F-9 of F-29

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2016 and 2015
(Expressed in U.S. dollars, except for per share amounts)

c)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis, except for certain financial assets and liabilities which are presented at fair value.

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

Assets, including property, plant and equipment, and exploration and evaluation assets, are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts. If an impairment assessment is required, the assessment of fair value often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, rehabilitation and restoration costs, future capital requirements and future operating performance. Changes in such estimates could impact recoverable values of these assets. Estimates are reviewed regularly by management.

ii.	.Share-based payment transactions

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

F-10 of F-29

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2016 and 2015
(Expressed in U.S. dollars, except for per share amounts)

For warrant-based derivative financial instruments, the Company uses the Black-Scholes option pricing model to estimate fair value of the derivative instruments. The assumptions and models used for estimating fair value of warrant-based derivative financial instruments are disclosed in Note 12.

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

iii. Exploration and evaluation expenditure

The application of the Company’s accounting policy for exploration and evaluation expenditure requires significant judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. There are key circumstances that would indicate a test for impairment is required, which include: the expiry of the right to explore, substantive expenditure on further exploration is not planned, exploration for and evaluation of the mineral resources in the area have not led to discovery of commercially viable quantities, and/or sufficient data exists to show that the carrying amount of the asset is unlikely to be recovered in full from successful development or by sale. If information becomes available suggesting impairment, the amount capitalized is written off in the consolidated statement of comprehensive loss during the year the new information becomes available.

Significant judgements have been made with regards to the potential for indicators of impairment. This includes judgements related to the ability to carry out the desired exploration activities as a result of various permits currently being under force majeure due to the poor security situation at the North Kivu property and the need to allocate resources amongst different projects based on the availability of capital and funding.

iv. Functional and presentation currency

Judgment is required to determine the functional currency of the Company and its subsidiaries. These judgments are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances.

F-11 of F-29

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2016 and 2015
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

F-12 of F-29

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2016 and 2015
(Expressed in U.S. dollars, except for per share amounts)

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

Financial liabilities are classified as FVTPL, or other financial liabilities, as appropriate upon initial recognition. The common share purchase warrants are a liability classified as FVTPL. The common share purchase warrants are revalued at year and period end, with a gain or loss reported on the consolidated statement of comprehensive loss. A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired. Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. Subsequent to the initial recognition, other financial liabilities are measured at amortized cost using the effective interest method. The Company’s other financial liabilities include accounts payable, accrued liabilities, due to related parties, and employee retention allowance.

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

F-13 of F-29

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2016 and 2015
(Expressed in U.S. dollars, except for per share amounts)

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

Exploration and evaluation expenditures incurred by Randgold under the Farm-in arrangement (See note 8b) are recorded on a cost-based approach and accounted in the same way as they would for expenditures directly incurred by the Company as described in the above paragraph. Exploration and evaluation expenditures incurred by Randgold are offset by funding received from Randgold such that no liability arises before an approved pre-feasibility study is completed.

j)	Impairment of Non-Financial Assets

The Company’s PPE, exploration and evaluation assets, and intangible assets are assessed for indication of impairment at each consolidated statement of financial position date. Exploration and evaluation assets are assessed for impairment when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount. When facts and circumstances suggest that the carrying amount exceeds the recoverable amount, an entity shall measure, present and disclose any resulting impairment in accordance with IAS 36 Impairment of Assets. Internal factors, such as budgets and forecasts, as well as external factors, such as expected future prices, costs and other market factors are also monitored to determine if indications of impairment exist. If any indication of impairment exists, an estimate of the asset’s recoverable amount is calculated. The recoverable amount is determined as the higher of the fair value less costs to sell for the asset and the asset’s value in use. This is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or the Company’s assets. If this is the case, the individual assets are grouped together into cash generating units (“CGU”) for impairment purposes. Such CGUs represent the lowest level for which there are separately identifiable cash inflows that are largely independent of the cash flows from other assets.

If the carrying amount of the asset exceeds its recoverable amount, the asset is impaired and an impairment loss is charged to the statements of comprehensive loss so as to reduce the carrying amount to its recoverable amount (i.e., the higher of fair value less cost to sell and value in use). Fair value less cost to sell is the amount obtainable from the sale of an asset or CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. Value in use is determined as the present value of the future cash flows expected to be derived from an asset or CGU. Estimated future cash flows are calculated using estimated future prices, any mineral reserves and resources, operating and capital costs. All assumptions used are those that an independent market participant would consider appropriate. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted. During the year ended December 31, 2016, the Company recognized impairment of exploration and evaluation assets for $nil (December 31, 2015 - $2,300,000) to adjust the carrying value of the assets to their fair value, using a level 3 value in use methodology.

F-14 of F-29

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2016 and 2015
(Expressed in U.S. dollars, except for per share amounts)

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

F-15 of F-29

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2016 and 2015
(Expressed in U.S. dollars, except for per share amounts)

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

o)	Newly Applied Accounting Standards

The following amended standard was adopted as of January 1, 2016:

•	IAS 1, “Presentation of Financial Statements” (amendment).

The adoption of this amended standard did not have a significant impact on the Company’s consolidated financial statements.

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

IAS 7 – Statement of Cash Flows (“IAS 7”) was amended in February 2016 with the objective that entities provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendments are effective for annual periods beginning on or after January 1, 2017. Earlier adoption is permitted. The Company is evaluating the impact of this standard on its consolidated financial statements.

F-16 of F-29

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2016 and 2015
(Expressed in U.S. dollars, except for per share amounts)

IFRS 16, Leases (“IFRS 16”) was issued by the IASB in January 2016 and will replace IAS 17 Leases. IFRS 16 specifies the methodology to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. The mandatory effective date is for annual periods beginning on or after January 1, 2019. The Company is evaluating the impact of this standard on its consolidated financial statements.

4.	SUBSIDIARIES

The following table lists the Company’s subsidiaries:

Name of Subsidiary	Place of Incorporation	Proportion of Ownership Interest	Principal Activity
Loncor Resources Congo SARL	Democratic Republic of the Congo	100%	Mineral Exploration
Nevada Bob's Franchising, Inc.	Delaware, USA	100%	Dormant

5.	ADVANCES RECEIVABLE

	December 31,	December 31,
	2016	2015

Advances receivable	$98,352	$42,000

The balance of $98,352 pertains to advances to employees and suppliers (December 31, 2015 - $42,000).

6.	RELATED PARTY TRANSACTIONS

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation, and are not disclosed in this note.

a)	Key Management Remuneration

Key management includes directors (executive and non-executive), the Chief Executive Officer (“CEO”), the Chief Financial Officer, and the senior executives reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the years ended December 31, 2016, December 31, 2015 and December 31, 2014 were as follows:

	For the year ended
	December 31, 2016	December 31, 2015	December 31, 2014
Salaries	$137,458	$145,067	$168,000
Employee retention allowance	$11,455	$9,090	$14,000
Compensation expense-share-based payments	$55,176	$-	$59,060
	$204,088	$154,157	$241,060

F-17 of F-29

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2016 and 2015
(Expressed in U.S. dollars, except for per share amounts)

b)	Other Related Parties

As at December 31, 2016, an amount of $1,381 was due to Delrand Resources Limited (“Delrand”), a company with common directors, incurred in connection with common expenses (December 31, 2015 - $12,619 due from Delrand).

As at December 31, 2016, an amount of $77,443 relating to advances provided to the Company was due to Arnold Kondrat, a director and officer of the Company (December 31, 2015 - $527,826).

As at December 31, 2016, an amount of $49,085 was due to Gentor Resources Inc. (a company with common directors) related to common expenses (December 31, 2015 - $62,236).

	December 31, 2016	December 31, 2015
Due from related party	$-	$12,619
Due to related parties	127,909	590,062

The amounts included in due from/to related party are non-interest bearing and are payable within 12 months.

7.	PROPERTY, PLANT AND EQUIPMENT

The Company’s property, plant and equipment are summarized as follows:

	Furniture &	Office &		Field camps	Leasehold
	fixtures	Communication		and	improvements	Total
		equipment	Vehicles	equipment
	$	$	$	$	$	$
Cost
Balance at January 1, 2015	160,601	213,519	213,360	699,657	84,906	1,372,043
Additions	-	-	-	-	-	-
Disposals	(8,815)	(110,827)	(201,653)	(274,654)	-	(595,949)
Balance at December 31, 2015	151,786	102,692	11,707	425,003	84,906	776,094
Additions	-	-	-	-	-	-
Disposals	-	-	-	-	-	-
Balance at December 31 2016	151,786	102,692	11,707	425,003	84,906	776,094

Accumulated Depreciation
Balance at January 1, 2015	129,027	206,411	213,360	563,733	66,666	1,179,197
Additions	5,329	4,947	-	76,931	18,240	105,448
Disposals	(5,107)	(109,524)	(201,653)	(274,342)	-	(590,625)
Balance at December 31, 2015	129,249	101,834	11,707	366,323	84,906	694,019
Additions	4,181	857	-	41,634	-	46,672
Disposals	-	-	-	-	-	-
Balance at December 31 2016	133,429	102,691	11,707	407,957	84,906	740,691

Carrying amounts
Balance at December 31, 2015	22,537	858	-	58,680	-	82,075
Balance at December 31, 2016	18,357	-	-	17,046	-	35,403

F-18 of F-29

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2016 and 2015
(Expressed in U.S. dollars, except for per share amounts)

During the year ended December 31, 2016, depreciation in the amount of $42,819 (year ended December 31, 2015 - $82,272) was capitalized to exploration and evaluation assets.

8.	EXPLORATION AND EVALUATION ASSETS

	North Kivu	Ngayu	Total
Cost
Balance as at January 1, 2015	9,924,001	19,516,926	29,440,927
Additions	22,481	522,822	545,303
Impairment loss	-	(2,300,000)	(2,300,000)
Balance as at December 31, 2015	$9,946,482	$17,739,748	$27,686,230
Additions	8,933	658,620	667,553
Earn-in Randgold payment	-	(646,014)	(646,014)
Balance as at December 31, 2016	$9,955,415	$17,752,354	$27,707,769

There is $150,000 of intangible exploration and evaluation expenditures as at December 31, 2016. The intangibles have not been included in the table above. There have not been any additions or disposals of intangible assets since January 1, 2014.

a.	North Kivu

The North Kivu project is situated in the North Kivu Province in eastern Congo to the northwest of Lake Edward and consists of 47 exploration permits covering approximately 13,000 square kilometres. All of these exploration permits are currently under force majeure due to the poor security situation, affecting the Company’s recent ability to carry out the desired exploration activities. The duration of the event of force majeure is added to the time limit for execution of obligations under the permits. Historical data has been compiled from the colonial period and outlined ten gold prospects for follow-up, the most prospective being the Manguredjipa prospect where 300,000 ounces of alluvial gold was mined during the colonial period. Other gold prospects warranting follow up include Lutunguru, Lubero, Makwasu, Lutela, Bilolo, Manzia, Mohanga and Ludjulu. Exploration estimates to date have not advanced to the stage of being able to identify the quantity of possible resources available for potential mining. Under force majeure, the Company has no tax payment obligations and does not lose tenure of mining titles until force majeure is lifted.

b.	Ngayu

The Ngayu project consists of 13 exploration permits and is found within the Orientale Province in the northeast of the Congo, approximately 270 kilometers northeast of Kisangani. The Ngayu project covers part of the Ngayu Archaean greenstone belt which is one of a number of greenstone belts in the north-east Congo Archaeancraton that includes the Kilo and Moto greenstone belts. These Archaean greenstone belts are the northwestern extensions of the Lake Victoria greenstone belt terrain that hosts a number of world class gold deposits including Geita and Bulyanhulu.

In 2015, due to a decrease in gold prices coupled with the reduction of the exploration budget, the Company conducted an impairment analysis whereby the carrying value of the Ngayu exploration and evaluation asset as at December 31, 2015 was assessed for possible impairment. The asset’s recoverable amount was calculated applying a fair value of $15 per ounce of gold in the ground, which was provided by a valuation analysis of an independent report on similar African exploration companies, to the Ngayu project’s Makapela estimated mineral resource. Since the carrying value of the asset was determined to be higher than its recoverable amount, an impairment loss of $2,300,000 was recorded during the year ended December 31, 2015. As at December 31, 2016, the Company conducted an analysis of various factors as per IFRS 6.20 and determined that there were no impairment indicators as at December 31, 2016 and thus an impairment test for exploration and evaluations assets was not considered necessary.

F-19 of F-29

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2016 and 2015
(Expressed in U.S. dollars, except for per share amounts)

Randgold Agreement

In January 2016, the Company’s Congo subsidiary (“Loncor Congo”) entered into an agreement with Randgold Resources (DRC) Limited ("Randgold") with respect to the Company’s Ngayu project. This agreement provides for the potential future establishment of a joint venture special purpose company (“Mining Company”) between Loncor Congo and Randgold. The Mining Company will be established only if exploration activities undertaken by Randgold at the Ngayu project result in an approved completed pre-feasibility study on any gold discovery meeting the investment criteria of Randgold. The agreement does not include certain parcels of land surrounding and including the Makapela and Yindi prospects which are retained by Loncor Congo and do not form part of the agreement.

Loncor Congo shall only be called upon to contribute to the future costs of the Mining Company after the approval of the completed pre-feasibility study. The parties will then (a) contribute to the funding required pro rata to their participating interests (65% for Randgold and 35% for Loncor, less the free carried interest attributable to Congo authorities under applicable law, determined at the time of establishment) once the Mining Company has been established and any mining rights with respect to the area of discovery are transferred to the Mining Company, or (b) be diluted. The decision-making committee of the Mining Company will determine whether the funding is contributed (for the purpose of funding the Mining Company) by way of equity or shareholder loans.

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

The Company has one operating segment: the acquisition, exploration and development of precious metal projects located in the Congo. The operations of the Company are located in two geographic locations, Canada and the Congo. Geographic segmentation of non-current assets is as follows:

December 31, 2016

	Property, plant		Exploration and
	and equipment	Intangible assets	evaluation
Congo	$18,486	-	$27,857,769
Canada	$16,916	$1	-
	$35,403	$1	$27,857,769

December 31, 2015

	Property, plant		Exploration and
	and equipment	Intangible assets	evaluation
Congo	$61,306	-	$27,836,230
Canada	$20,769	$1	-
	$82,075	$1	$27,836,230

F-20 of F-29

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2016 and 2015
(Expressed in U.S. dollars, except for per share amounts)

11.	ACCOUNTS PAYABLE

The following table summarizes the Company’s accounts payable:

	December 31, 2016	December 31, 2015
Exploration and evaluation expenditures	$228,839	$253,837
Non-exploration and evaluation	$174,774	$148,139
expenditures

Total Accounts Payable	$403,613	$401,976

12.	SHARE CAPITAL

a)	Authorized

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

In February 2015, the Company closed a non-brokered private placement of 8,000,000 common shares of the Company at a price of Cdn$0.06 per share for proceeds to the Company of Cdn$480,000. In March 2015, the Company closed a non- brokered private placement of 3,000,000 common shares of the Company at a price of Cdn$0.06 per share for proceeds to the Company of Cdn$180,000. Arnold T. Kondrat, President, Chief Executive Officer and a director of the Company, purchased 3,500,000 of the shares issued under the February 2015 private placement and 500,000 of the shares under the March 2015 private placement.

In February 2016, the Company closed a non-brokered private placement of 67,000,000 common shares of the Company at a price of Cdn$0.015 per share for gross proceeds of Cdn$1,005,000 (the "Offering"). Arnold T. Kondrat, President, Chief Executive Officer and a director of the Company, acquired 60,000,000 of the shares issued under the Offering. Mr. Kondrat now holds 74,300,818 (or 48.5%) of the outstanding common shares of the Company. A portion of the proceeds of the Offering were used to repay short term, non-interest bearing loans totalling Cdn$825,000 provided to the Company by Mr. Kondrat.

In June 2016, the Company closed a non-brokered private placement of 1,750,000 units of the Company at a price of Cdn$0.12 per unit for gross proceeds of Cdn$210,000. Each such unit was comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of Cdn$0.18 for a period of two years.

As of December 31, 2016, the Company had issued and outstanding 153,189,732 common shares (December 31, 2015 – 84,439,732) and no preference shares are issued and outstanding.

F-21 of F-29

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2016 and 2015
(Expressed in U.S. dollars, except for per share amounts)

c)	Common share purchase warrants

As at December 31, 2016, the Company had outstanding 875,000 (December 31, 2015 – nil) common share purchase warrants. No warrants were forfeited or cancelled during the year ended December 31, 2016 (year ended December 31, 2015 – nil). The common share purchase warrants are classified as a liability because they are a derivative financial instrument due to their exercise price differing from the functional currency of the Company. The common share purchase warrants are re-valued at year and period end, with a gain or loss reported on the consolidated statement of comprehensive loss. As at December 31, 2016, the Company recognized in the consolidated statement of comprehensive loss a loss of $6,452 representing the change in fair value on this derivative financial instrument. The following table summarizes the Company’s common share purchase warrants outstanding as at December 31, 2016:

Dateof Grant	Opening Balance	Granted during period	Exercised	Expired	Closing Balance	Exercise Price	Exercise period (months)	Expiry Date	Remaining contractual life (months)
29/06/2016	-	875,000	-	-	875,000	$0.18	24	29/06/2018	18

The value of the warrants was calculated using the Black-Scholes model and the assumptions at grant date and year end date were as follows:

	December31,2016	June29,2016
Risk free interest rate	0.74%	0.48%
Expected life	1.5years	2years
Annualized volatility	179.86%	179.41%
Dividend yield	0.00%	0.00%
Fair value (Cdn$)	$ 0.13	$ 0.14

d)	Loss per share

Loss per share was calculated on the basis of the weighted average number of common shares outstanding for the year ended December 31, 2016 amounting to 142,123,979 (year ended December 31, 2015 – 82,572,774) common shares. The diluted weighted average number of common shares outstanding for the year ended December 31, 2016 amounted to 142,123,979 (year ended December 31, 2015 - 82,572,774) common shares. As at December 31, 2016, fully diluted earnings per share calculated by adding 3,215,000 (December 31, 2015 – 1,395,000) common shares related to stock options and 875,000 common share purchase warrants were the same as the basic earnings per share because they were anti-dilutive.

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

For the year ended December 31, 2016:

F-22 of F-29

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2016 and 2015
(Expressed in U.S. dollars, except for per share amounts)

		During the Period
							Weighted
Exercise Price							average	Vested &
Range (Cdn$)	Opening Balance	Granted	Exercised	Forfeiture	Expired	Closing Balance	remaining	Exercisable	Unvested
							contractual
							life (years)

0-0.99	-	2,400,000	-	-	-	2,400,000	3.13	600,000	1,800,000
1.00 - 1.25	815,000	-	-	-	-	815,000	0.24	815,000	-
2.45 - 2.69	580,000	-	-	-	(580,000)	-	0.00	-	-
	1,395,000	2,400,000			(580,000)	3,215,000	2.40	1,415,000	1,800,000
Weighted Average Exercise Price (Cdn$)	1.71	0.06			2.65	0.31		0.63	0.06

For the year ended December 31, 2015:
		During the Period
							Weighted
Exercise Price							average	Vested &
Range (Cdn$)	Opening Balance	Granted	Exercised	Forfeiture	Expired	Closing Balance	remaining	Exercisable	Unvested
							contractual
							life (years)

1.00 - 1.25	2,315,000	-	-	(680,000)	(820,000)	815,000	1.95	815,000	-
1.26 - 1.80	-	-	-	-	-	-	-	-	-
2.45 - 2.69	895,000	-	-	(315,000)	-	580,000.08		580,000	-
	3,210,000	-	-	(995,000)	(820,000)	1,395,000	1.17	1,395,000	-
Weighted Average Exercise Price (Cdn$)	1.55			1.57	1.25	1.71		1.71

There were 2,400,000 options granted during the year ended December 31, 2016. The weighted average fair value of stock options as at December 31, 2016 was estimated at Cdn$0.11 per stock option (year ended December 31, 2015 – Cdn$0.94) . The model inputs for options granted during the year ended December 31, 2016 included the following (no options were granted during the year ended December 31, 2015):

Twelve month period ended	31-Dec-16
Risk free interest rate	0.54%
Expected life	3.00
Annualized volatility	128.69%
Dividend yield	0%
Forfeiture rate	2%
Grant date fair value (Cdn$)	$0.06

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information.The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

During the year ended December 31, 2016, the Company recognized in the statement of comprehensive loss as an expense $55,176 (year ended December 31, 2015 – $nil) representing the vesting of the fair value at the date of grant of stock options previously granted to employees, directors and officers under the Company’s Stock Option Plan.

F-23 of F-29

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2016 and 2015
(Expressed in U.S. dollars, except for per share amounts)

14.	COMMITMENTS

Lease Commitments

The Company has no future operating lease commitments as at December 31, 2016.

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

There were no transfers between Level 1, 2 and 3 during the reporting period. Cash and cash equivalents are ranked Level 1 as the market value is readily observable. The carrying value of cash and cash equivalents approximates fair value, as maturities are less than three months.

The fair value of warrants (note 12c) would be included in the hierarchy as follows:

31-Dec-16
Liabilities:	Level 1	Level 2	Level 3
Canadian dollar common share purchase warrants	-	$85,633	-

31-Dec-15
Liabilities:	Level 1	Level 2	Level 3
Canadian dollar common share purchase warrants	-	$0	-

b)	Risk Management Policies

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

F-24 of F-29

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2016 and 2015
(Expressed in U.S. dollars, except for per share amounts)

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

The following table indicates the impact of foreign currency exchange risk on net working capital as at December 31, 2016. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Canadian dollar which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Canadian dollar would have had the equal but opposite effect as at December 31, 2016.

December31,2016
Canadian dollar
Cash and cash equivalents	2,094
Accounts payable and accrued liabilities	(509,175)
Employee retention allowance	(247,450)
Total foreign currency financial assets and liabilities	(754,530)
Foreign exchange rate at December 31, 2016	0.7448
Total foreign currency financial assets and liabilities in US $	(561,974)
Impact of a 10% strengthening of the US $ on net loss	(56,197)

d)	Credit Risk

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

The carrying amount of financial assets represents the maximum credit exposure. The Company’s gross credit exposure at December 31, 2016 and December 31, 2015 was as follows:

	December 31,	December 31,
	2016	2015
Cash and cash equivalents	$21,520	$8,255
Advances receivable	$98,352	$42,000
Due from related parties	$0	$12,619
	$119,872	$62,874

F-25 of F-29

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2016 and 2015
(Expressed in U.S. dollars, except for per share amounts)

e)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents and equity capital markets. All financial obligations of the Company including accounts payable of $403,613, accrued liabilities of $209,930, due to related parties of $127,909, and employee retention allowance of $596,849 are due within one year.

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

	December 31,	December 31,
	2016	2015
Share capital	$77,048,991	$76,240,994
Reserves	$8,197,193	$8,142,017
Deficit	$(58,589,102)	$(58,091,493)
Common share purchase warrants	$85,633	$-
	$26,742,715	$26,291,518

16.	SUPPLEMENTAL CASH FLOW INFORMATION

During the periods indicated the Company undertook the following significant non-cash transactions:

		For the year ended
	Note	December 31, 2016	December 31, 2015	December 31, 2014

Depreciation included in exploration and evaluation assets	8	$42,819	$82,272	$178,350

Stock-based compensation included in exploration and evaluation assets		$-	$-	$35,943

Employee retention allowance included in exploration and evaluation assets	17	$9,800	$9,800	$9,800

17.	EMPLOYEE RETENTION ALLOWANCE

The Company has an incentive employee retention plan under which an amount equal to one month salary per year of service is accrued to each qualified employee up to a maximum of 10 months (or 10 years of service with the Company and/or a related company). To qualify for this retention allowance, an employee must complete two years of service with the Company and/or a related company. The full amount of retention allowance accumulated by a particular employee is paid out when the employee is no longer employed with the Company, unless there is a termination due to misconduct, in which case the retention allowance is forfeited. There is uncertainty about the timing of these outflows but with the information available and assumption that eligible employees will not be terminated due to misconduct, as at December 31, 2016, the Company had accrued a total liability of $596,849 (December 31, 2015 - $570,487).

F-26 of F-29

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2016 and 2015
(Expressed in U.S. dollars, except for per share amounts)

The following table summarizes information about changes to the Company’s employee retention allowance during the year ended December 31, 2016.

$
Balance at December 31, 2014	602,478
Additions	18,890
Foreign exchange gain	(29,963)
Paid to employees	(20,918)
Balance at December 31, 2015	570,487
Additions	21,255
Foreign exchange gain	5,107
Balance at December 31, 2016	596,849

Of the $21,255 accrued during the year ended December 31, 2016, $9,800 (December 31 2015 - $9,800) was capitalized to exploration and evaluation expenditures.

18.	INCOME TAXES

The following table reconciles the income taxes calculated at statutory rates with the income tax expense in the statement of comprehensive loss:

	Years Ended December 31,
	2016	2015	2014
	$	$	$
Net loss for the year	(497,610)	(2,417,247)	(2,902,710)
Combined federal and provincial income tax rates	26.50%	26.50%	26.50%
Income tax recovery at Canadian federal and provincial statutory rates	(131,867)	(640,570)	(769,218)

Permanent differences	13,679	(49,263)	19,861
Difference between Canadian rates and rates applicable to subsidiary in the Foreign Jurisdictions	-	(80,501)	(76,599)
Change in tax rate	-	-	-
Foreign exchange differences	(91,671)	575,147	321,151
Expired losses		-	-
Other	7,219	1,887	3,131
Change in unrecognized deferred tax asset	202,640	193,300	501,674
Income tax expense	-	-	-

The Company has temporary differences of $11,845,583 (December 31, 2015 - $11, 642,943 and December 31, 2014 - $ 11,449,643) for which no deferred tax asset is recognized.

The nature and tax effect of the temporary differences giving rise to the deferred income tax assets and liabilities at December 31, 2016, 2015 and 2014 are summarized as follows:

F-27 of F-29

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2016 and 2015
(Expressed in U.S. dollars, except for per share amounts)

	Years Ended December 31,
	2016	2015	2014
	$	$	$
Non-capital losses carried forward	3,581,397	3,331,023	3,684,667
Financing costs	-	51,495	179,224
Fixed assets	49,117	45,356	60,683
Mineral properties	8,215,069	8,215,069	7,525,069
	11,845,583	11,642,943	11,449,643
Unrecognized deferred tax assets	(11,845,583)	(11,642,943)	(11,449,643)
Deferred tax asset	-	-	-
Mineral properties	-	-	-
Deferred tax liability	-	-	-

As at December 31, 2016, the Company has available non-capital losses in Canada of approximately $12,084,000 (2015 - $11,139,000) that if not utilized will expire as follows:

2023	25,000
2024	83,000
2025	160,000
2026	254,000
2027	128,000
2028	193,000
2029	655,000
2030	1,476,000
2031	2,518,000
2032	2,114,000
2033	2,054,000
2034	1,180,000
2035	643,000
2036	601,000
$ 12,084,000

As at December 31, 2016, the Company has available non-capital losses in the United States of approximately $1,083,000 (2015 - $1,083,000) that if not utilized will expire as follows:

2022	$ 102,000
2023	277,000
2024	236,000
2025	39,000
2026	158,000
2027	246,000
2028	9,000
2029	5,000
2030	1,000
2031	2,000
2032	2,000
2033	2,000
2034	2,000
2035	2,000
$ 1,083,000

F-28 of F-29

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2016 and 2015
(Expressed in U.S. dollars, except for per share amounts)

19.	SUBSEQUENT EVENTS

In a press release dated February 3, 2017, the Company announced that it has closed a non-brokered private placement of 4,000,000 units of the Company at a price of Cdn$0.12 per unit for gross proceeds of Cdn$480,000. Each such unit was comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of Cdn$0.18 for a period of two years.

In a press release dated February 28, 2017, the Company announced that it has closed a second non-brokered private placement of 1,500,000 units of the Company at a price of Cdn$0.13 per unit for gross proceeds of Cdn$195,000. Each such unit was comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of Cdn$0.18 for a period of two years.

F-29 of F-29