Form 20-F
period 2017-12-31
Loncor Resources Inc.
filed 2018-04-05
CIK 1472619

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

FORM 20-F

[   ]     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2017

OR

[   ]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

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

Contact: Geoffrey G. Farr; E-mail: gfarr@loncor.com; Address: 1 First Canadian Place,
100 King Street West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:
Common Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2017:
158,689,732 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [   ]      No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes [   ]      No[X]

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X]     No [   ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes [   ]     No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]
Emerging growth company [X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting	Other [ ]
Standards as issued by the International
Accounting Standards Board [X]

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
[   ] Item 17     [   ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
Yes [   ]     No [X]

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

The selected consolidated financial information set forth below for each of the five years ended December 31, 2017, 2016, 2015, 2014 and 2013, which is expressed in United States dollars (the Company prepares its financial statements in United States dollars), has been derived from the Company's audited consolidated financial statements as at and for the financial years ended December 31, 2017, 2016, 2015, 2014 and 2013. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board, which differ in certain respects from the principles the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States. The selected consolidated financial information should be read in conjunction with the discussion in Item 5 of this Form 20-F and the consolidated financial statements and related notes thereto filed as part of this Form 20-F under Item 18. Historical results from any prior period are not necessarily indicative of results to be expected for any future period.

	(in $000 except share data)
	2017	2016	2015	2014	2013
Revenue	$-	$-	$-	$-	$-
Net income (loss) from operations	(61)	(498)	(2,417)	(2,903)	(28,038)
Net income (loss) for the year	(61)	(498)	(2,417)	(2,903)	(27,224)
Basic and diluted net income (loss) per share	(0.00)	(0.00)	(0.03)	(0.04)	(0.37)
Current assets	268	188	131	168	844
Exploration and evaluation assets	27,634	27,858	27,836	29,591	30,893
Total assets	27,918	28,081	28,049	29,951	32,182
Total liabilities	1,062	1,424	1,758	1,769	1,203
Net assets	26,856	26,657	26,292	28,183	30,979
Share capital	77,287	77,049	76,241	75,715	75,715
Shareholders' equity	26,856	26,657	26,292	28,183	30,979
Weighted average common shares outstanding	158,075	142,124	82,573	73,440	73,440

Exchange Rates

On March 23, 2018, the buying rate in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York, was US$1.00 = Cdn$1.2870. The following table sets forth, for each of the years or, as applicable, months indicated, additional information with respect to the noon buying rate for US$1.00 in Canadian dollars and are based upon the rates quoted by the Federal Reserve Bank of New York.

Rate	2017	2016	2015	2014	2013
Average (1)	1.2971	1.3229	1.2906	1.1083	1.0347

___________________

(1)          The average rate means the average of the exchange rates on the last day of each month during the year.

	October	November	December	January	February	March
Rate	2017	2017	2017	2018	2018	2018(1)
High	1.2894	1.2890	1.2900	1.2534	1.2806	1.3096
Low	1.2470	1.2693	1.2517	1.2293	1.2280	1.2822

___________________

(1)          Provided for the period from March 1, 2018 to March 23, 2018.

B.	Capitalization and Indebtedness

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

The Company has not generated revenues from operations and there is no assurance that it will produce revenue, operate profitably or provide a return on investment in the future. The Company has only incurred operating losses, and the development of its projects is at an early stage. The Company produced a loss of US$61,287 for the year ended December 31, 2017, and, as of that date, the Company’s deficit was US$58,650,391 and the Company had a working capital deficit of US$726,550 which casts substantial doubt on the Company’s ability to continue as a going concern. The Company is subject to the risks and challenges experienced by other companies at a comparable stage. These risks include, but are not limited to, continuing losses and the ability to secure adequate financing or to complete corporate transactions to meet the minimum capital required to successfully complete its projects and fund other operating expenses.

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

The auditor’s report issued in respect of the Company’s 2017 annual consolidated financial statements contains the following paragraph:

"Without modifying our opinion, we draw attention to Note 2 in the consolidated financial statements that indicates the Company produced a net loss of $61,287 for the year ended December 31, 2017 and as of that date the Company had a working capital deficit of $726,550. These conditions, along with other matters as set forth in Note 2, indicate the existence of a material uncertainty that casts substantial doubt on the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty."

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

Some or all of the Company's properties are located in regions where political instability and violence is ongoing. Some or all of the Company's properties are inhabited by artisanal miners. These conditions may interfere with work on the Company's properties and present a potential security threat to the Company's employees. There is a risk that activities at the Company’s properties may be delayed or interfered with, due to the conditions of political instability, violence, hostage taking or the inhabitation of the properties by artisanal miners. The Company uses its best efforts to maintain good relations with the local communities in order to minimize such risks.

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

Loncor's mineral exploration activities are subject to various laws governing prospecting, mining, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Although Loncor's exploration activities are carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail development.

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

The Company has incurred losses from operations since it became a mineral exploration company in November 2008 and the Company expects to incur losses from operations for the foreseeable future. The Company had an accumulated deficit of US$58,650,391 as of December 31, 2017. The losses do not include capitalized mineral property exploration costs. The Company expects to continue to incur losses unless and until such time as one or more of its properties enter into commercial production and generate sufficient revenues to fund continuing operations. The development of the Company's properties will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultants' analysis and recommendations, the rate at which operating losses are incurred, and the Company's acquisition of additional properties, some of which are beyond the Company's control. There can be no assurance that the Company will ever achieve profitability.

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

The Company is subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the SEC, the Canadian Securities Administrators, the Toronto Stock Exchange, and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by the United States Congress, making compliance more difficult and uncertain. For example, on July 21, 2010, the United States Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act, pursuant to which the SEC adopted rules which require a company filing reports with the SEC to disclose on an annual basis whether certain “conflict minerals” necessary to the functionality or production of a product manufactured by such company originated in the DRC or any adjoining country. The Company currently holds properties located in the DRC. It is possible that the new SEC rules regarding conflict minerals could adversely affect the value of the minerals mined in the DRC, which may impact the value of the Company’s interests in those properties. The Company’s efforts to comply with the Dodd-Frank Act, the rules and regulations promulgated thereunder, and other new rules and regulations have resulted in, and are likely to continue to result in, increased general and administration expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

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

The Company is organized under the laws of the Province of Ontario in Canada, and its principal executive office is located in Toronto, Canada. All of the Company's directors and officers except one director reside outside of the United States, and all or a substantial portion of their assets, and all or a substantial portion of the Company's assets, are located outside of the United States. As a result, it may be difficult for investors in the United States or otherwise outside of Canada to bring an action against directors, officers or experts who are not resident in the United States or in other jurisdictions outside Canada. It may also be difficult for an investor to enforce a judgment obtained in a United States court or a court of another jurisdiction of residence predicated upon the civil liability provisions of federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions outside Canada against those persons or the Company.

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

Increased sales of the Company’s common shares by shareholders could lower the trading price of the shares.

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

Trading of the Company’s common shares in the United States may be effected by its voluntary delisting from the NYSE American.

The Company’s common shares are traded exclusively in the United States on the OTC Pink tier of the OTC Link. The Company’s common shares previously traded on the NYSE American, and the OTC Pink does not require the same level of disclosure and compliance requirements compared to the NYSE American. The Company is still, however, required to meet its SEC filing requirements and to meet its Toronto Stock Exchange and Canadian filing, compliance and disclosure requirements. As the Company’s common shares are no longer listed on the NYSE American, shareholders will not be able to trade its common shares on the NYSE American and certain federal and state securities law exemptions for its common shares would no longer be available. Consequently, the trading market for the Company’s securities in the United States will be limited.

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

In April 2011, the Company’s common shares commenced trading on the NYSE American LLC (formerly called NYSE Amex LLC). The Company retained its primary listing on the TSX Venture Exchange.

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

In April 2014, Loncor voluntarily delisted from the NYSE American LLC.

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

In February 2016, the Company closed a non-brokered private placement of 67,000,000 common shares of the Company at a price of Cdn$0.015 per share for gross proceeds of Cdn$1,005,000. Arnold T. Kondrat, Chief Executive Officer, President and a director of the Company, acquired 60,000,000 of the common shares issued under this private placement. Taking into account the acquisition of these shares, Mr. Kondrat currently owns an aggregate of 74,300,818 common shares, representing approximately 46.82% of the issued and outstanding common shares of the Company.

In April 2016, the Company announced that its joint venture partner, Randgold, will commence a regional helicopter-borne VTEM B-Field, Horizontal Magnetic Gradiometer geophysical survey (the "JV Survey") over Loncor’s Ngayu project. The JV Survey flight path design was north-south orientated lines at 400 meter spacing for a total of approximately 10,000 line kilometres, of which 4,200 line kilometers would be flown over the Ngayu project.

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

In January 2017, the Company announced preliminary results of the JV Survey undertaken by Randgold under the Joint Venture. The JV Survey was performed by Geotech Airborne Limited.

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

In May 2017, the Company announced that exploration ground work had commenced on priority targets resulting from the JV Survey undertaken by Randgold under the Joint Venture.

B.	Business Overview

General

Loncor is a Canadian gold exploration company focused on two projects in the DRC, the Ngayu and North Kivu projects. The Ngayu project comprises 12 exploration permits (which permits are held by the Company’s wholly-owned DRC subsidiary) that cover large parts of the Ngayu Archaean greenstone belt in Tshopo province in the northeast portion of the DRC. The North Kivu project comprises 47 exploration permits owned or controlled by Loncor, covering an area of approximately 13,000 square kilometres in North Kivu province located west of the city of Butembo. Both projects have historic gold production. Additional information with respect to the Company's projects can be found below under "Loncor Mineral Properties".

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

Exploration Permits and Exploitation Permits under DRC Mining Law

As described below under "Loncor’s Mineral Properties", Loncor holds or controls a number of exploration permits covering ground in the DRC with respect to its exploration projects. Under DRC mining law, an exploration permit entitles the holder thereof to the exclusive right, within the perimeter over which it is granted and for the term of its validity, to carry out mineral exploration work for mineral substances, substances for which the licence is granted and associated substances if an extension of the permit is obtained. However, the holder of an exploration permit cannot commence work on the property without obtaining approval in advance of its mitigation and rehabilitation plan. An exploration permit also entitles its holder to the right to obtain an exploitation permit for all or part of the mineral substances and associated substances, if applicable, to which the exploration permit or any extension thereto applies if the holder discovers a deposit which can be economically exploited.

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

Loncor’s Mineral Properties

Loncor’s exploration activities have been focused on two projects in the DRC, the Ngayu and North Kivu projects. The following information relating to Loncor’s projects is as of December 31, 2017 unless otherwise specified.

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

Property Description and Location

The Ngayu gold project is situated approximately 300 kilometres northeast of Kisangani and 70 kilometres to the west of the Okapi Game Reserve in the Tshopo Province (formerly, Orientale Province) of the DRC (see Figure 1 below). The project is located 470 kilometres and 400 kilometres north-northwest of Bukavu and Goma, respectively and is situated 130 kilometres northwest of Loncor’s North Kivu project. It is made up of a total of 12 exploration permits (or "PRs") held by the Company through its wholly-owned DRC subsidiary, which cover an area of approximately 960 square kilometres.

Legal Aspects and Tenure

The Ngayu project consists of 12 PRs numbered 1793 to 1806, excluding 1795 and 1799, held by the Company’s wholly-owned DRC subsidiary. The Ngayu project PRs were renewed on February 9, 2017 and will expire on February 9, 2022. The PR details are shown in Table 1 below.

Table 1: License Details for the PRs of the Ngayu Project

PR NO.	LICENCE NO.	HOLDER	DATE OF ISSUE	DATE OF EXPIRY	MINERALS	AREA (km2)
1793	NO° CAMI/CR/3169/2007	Loncor Resources Congo SARL	10-Feb-2007	09-Feb-2022	Fe,Au, Sn, Cu, Pt, Ag, W, Co, Nb and Ta	94.30005
1794	NO° CAMI/CR/3170/2007	Loncor Resources Congo SARL	10-Feb-2007	09-Feb-2022	Fe,Au, Sn, Cu, Pt, Ag, W, Co, Nb and Ta	98.5478
1796	NO° CAMI/CR/3172/2007	Loncor Resources Congo SARL	10-Feb-2007	09-Feb-2022	Fe,Au,Sn, Cu, Pt, Ag, W, Co, Nb and Ta	75.60995
1797	NO° CAMI/CR/3173/2007	Loncor Resources Congo SARL	10-Feb-2007	09-Feb-2022	Fe,Au,Sn, Cu, Pt, Ag, W, Co, Nb and Ta	78.1586
1798	NO° CAMI/CR/3174/2007	Loncor Resources Congo SARL	10-Feb-2007	09-Feb-2022	Fe,Au,Sn, Cu, Pt, Ag, W, Co, Nb and Ta	89.20275
1800	NO° CAMI/CR/3176/2007	Loncor Resources Congo SARL	10-Feb-2007	09-Feb-2022	Fe,Au,Sn, Cu, Pt, Ag, W, Co, Nb and Ta	82.40635
1801	NO° CAMI/CR/3177/2007	Loncor Resources Congo SARL	10-Feb-2007	09-Feb-2022	Fe,Au,Sn, Cu, Pt, Ag, W, Co, Nb and Ta	82.40635
1802	NO° CAMI/CR/3178/2007	Loncor Resources Congo SARL	10-Feb-2007	09-Feb-2022	Fe,Au,Sn, Cu, Pt, Ag, W, Co, Nb and Ta	79.8577
1803	NO° CAMI/CR/3179/2007	Loncor Resources Congo SARL	10-Feb-2007	09-Feb-2022	Fe,Au,Sn, Cu, Pt, Ag, W, Co, Nb and Ta	90.90185
1804	NO° CAMI/CR/3180/2007	Loncor Resources Congo SARL	10-Feb-2007	09-Feb-2022	Fe,Au, Sn, Cu, Pt, Ag, W, Co, Nb and Ta	61.1676
1805	NO° CAMI/CR/3181/2007	Loncor Resources Congo SARL	10-Feb-2007	09-Feb-2022	Fe,Au, Sn, Cu, Pt, Ag, W, Co, Nb and Ta	86.6541
1806	NO° CAMI/CR/3182/2007	Loncor Resources Congo SARL	10-Feb-2007	09-Feb-2022	Fe,Au, Sn, Cu, Pt, Ag, W, Co, Nb and Ta	40.7784

Surface Rights Owners

According to the DRC laws, the surface rights and the mineral rights pertaining to one property are not separated. Loncor therefore has access to both the surface and mineral rights to the Ngayu project.

Figure 1

REGIONAL LOCATION OF THE NGAYU PROJECT

DRC
CENTRAL AFRICAN REPUBLIC
SUDAN
CAMEROON
Bangui
NGAYU PROJECT
HAUT ZAIRE
Okapi Game Lodge
Lake Albert
MANGUREDJIPA PROJECT
Kisangani
Beni
UGANDA
Butembo
Lake Edward
GABON
CONGO
Mbandaka
Lac Ntomba
Lac Mai-Ndombe
NORD KIVU
Goma
Lake Kivu
RWANDA
Bukavu
SUD KIVU
BURUNDI
KINSHASA
CABINDA
Brazzaville
Kinshasa
BANDUNDU
KASAI ORIENTAL
MANIEMA
TANZANIA
BAS-ZAIRE
Matadi
KASAI OCCIDENTAL
Kananga
Mbuji-Mayi
Lake Tanganyika
SHABA
Lake Mweru
ANGOLA
Atlantic Ocean
Lubumbashi
ZAMBIA
0
Scale
300km
5°N
0°
5°S
10°S
15°E
20°E
25°E
30°E
N
LEGEND:
Main Road
Railway
District Boundary (Provincial)
Town
River
Airport
National Boundary
Project Boundary

Source: DK World Atlas

Surface Fees and Provincial Taxes

In order to maintain a PR in good standing under DRC law the title holder is required to make annual surface fee and surface tax payments to the State Treasury and the Provincial Tax authorities, respectively. To qualify for permit renewal the applicant must demonstrate that it has paid all surface fees and provincial taxes and has complied with environmental obligations. All surface fees and provincial taxes for the Ngayu project PRs have been paid and the PRs are currently in good standing. In 2017, amounts of US$140,181 and US$10,386 were paid for surface fees and provincial taxes respectively.

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

Environmental Liabilities

Loncor currently has no environmental liabilities or penalties pending for the Ngayu project. At this phase of exploration, very little damage has been done to the environment. Trenches dug for sampling purposes are rehabilitated fully once the sampling process has been completed. Similarly, drill pads have been rehabilitated after drilling activities. The exploration camp was built utilising an abandoned historic mining site with as little clearance as possible. Should the project be abandoned for any reason, the locals will be able to use the camp for residential purposes. Loncor does not foresee any significant environmental expenditure at this stage of the project. Each year environmental reports are submitted to the government.

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

Access to the Ngayu project is by poorly maintained dirt tracks. These tracks converge towards a 760 kilometre well-maintained network of gravel roads that connect the towns of Kisangani, Nia-Nia and Butembo. The track between Bomili and Isiro is in extremely poor condition and only accessible by motor bike. The track between Nia-Nia, Wamba and Isiro is also in poor condition, but has been upgraded by the government recently. Kisangani has a tarred air strip and receives flights from Kinshasa. There is a grass airstrip at Nia Nia and Isiro also has a gravel air strip and receives flights from Kisangani and Bunia. There is a railway running through the town of Isiro, but this is no longer in service.

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

Geological Setting and Mineralization

Regional Geology

Most of the Tshopo Province is underlain by an Archaean Basement, called the Upper-Congo Granitoid Complex or Bomu Craton, formerly known as the Upper-Zaïre Granitoid Massif. This basement is covered by Lower and Upper Kibalian rocks, NeoArchaean in age that consist of volcano-sedimentary formations with intercalations of quartzites and itabirites. The Kibalian rocks have been metamorphosed to greenschist facies and in the project area constitute the greenstone belt. The Neoproterozoic Lindian Supergroup occurs to the south of the area and consists of a sedimentary sequence with a thickness of more than 2,500 metres. The rock types in the sequence are mainly arkoses, sandstones, quartzites, shales and conglomerates.

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

Mineralised Zones

The majority of gold occurrences within the Ngayu project are located close to the contact of BIF (Banded Ironstone Formation). Historically, only two deposits were exploited on a large-scale by previous owners, namely Yindi and Adumbi. Adumbi falls out of the project area in the east. Remnant mining infrastructure from previous operations at Yindi includes the old laboratory, plant and camp but are derelict. Makapela is a relatively new artisanal site which was developed by artisanal miners within the last 15 years and has been one of the foci of the Company’s exploration activities.

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

•

Regional programs aimed at assessing the remainder of the then 4,500 km2 land package as quickly and cost effectively as possible, in order to identify and prioritise mineralized target areas for follow-up, and enable less-prospective ground to be relinquished with confidence. This program mainly entailed a regional BLEG (Bulk Leach Extractable Gold) survey and detailed interpretation of regional aeromagnetic data. Both these programs were carried out under a technology consultation services agreement between Loncor and Newmont, which was entered into in February 2011.

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

Table 3: Exploration Statistics for the Ngayu Work Program (2010-2013)
	Activity									Samples
Prospects	Gridding (km)	IP (km)	Trenching (m)	Adit Mapping (m)	Other Channel (m)	Auger Drilling		Diamond Drilling		BLEG	Stream Sediment	Soils	Rock	Adit Channel	Trench Channel	Other Channel	Auger	DD	Thin Section
						Holes	(m)	Holes	(m)
Yindi	94.16	23	486.49	208.30	388.70	133	566.90	18	3302.24	16	0	2362	189	227	525	424	558	3526	11
Makapela	189.68	0	0	0	242.46	797	4537.12	84	24058	12	659	4826	197	0	0	287	3381	6201	58
Itali	48.20	0	691.10	29.00	170.45	170	938.55	5	1195.43	0	0	1234	169	31	751	196	649	1450	8
Anguluku	101.28	47.5	439.85	173.00	165.93	126	381.35	0	0	0	560	2549	274	175	454	227	481	0	1
Adumbi	68.80	0	13.00	0	141.90	0	0	0	0	0	0	1787	138	0	20	197	0	0	0
Nagassa	147.68	125.9	432.85	26.70	253.55	750	3489.39	9	2620.65	0		3815	373	34	481	309	3277	1880	11
Mondarabe	157.36	0	375.21	0	489.60	135	542.70	7	1220.50	0	0	4047	362	0	385	580	561	1533	7
Matete	148.84	89	989.20	0	239.39	256	1079.25	0	0	0	0	3856	401	0	1062	330	1110	0	8
Andagbowa	3.04	0	0	0	21.90	0	0	0	0	0	91	89	34	0	0	30	0	0	0
Bleg	0	0	0	0	0	0	0	0	0	711	0	0	71	0	0	0	0	0	0
PROJECT TOTAL	959	285.4	3428	437	2114	2367	11535	123	32397*	739	1310	24565	2208	467	3678	2580	10017	14590	104

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

All significant mineralized intersections are shown in Figure 2 below. The better grades and widths occur in the central part, in drill holes NYDD001, NYDD003, NYDD004, NYDD005, NYDD007, NYDD008, NYDD012 and NYDD014. In these holes the mineralization associated with the main BIF horizon has an average width of 12.90 metres (10.96 metres true width) at an average grade of 2.20 g/t Au.

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

Figure 2 Significant Gold Drill Intersections at Yindi Prospect

YINDI PROSPECT DRILLING AND GEOLOGY

N
2.10m @ 6.68 g/t
1.00m @ 3.75 g/t
1m @ 1.71 g/t
2.82m @ 1.08 g/t
3.25m @ 1.31 g/t
6.25m @ 0.70 g/t
0.40m @ 30.70 g/t
NYDD017
NYDD010
NYDD015
1.00m @ 0.82 g/t
1m @ 1.36 g/t
NYDD009
Average for Yindi main
= 12.90m(10.96m True)
@ 1.20 g/t. 350m Strike
6.00m @ 2.11 g/t
NYDD013
NYDD007
6.28m @ 0.71 g/t
1.88m @ 0.89 g/t
Golgota Workings
NYDD008
21.30m @ 3.31 g/t
NYDD012
5.62m @ 1.61 g/t
6.10m @ 2.52
NYDD003
NYDD001
24.04m @ 1.45 g/t
5.95m @ 2.73 g/t
7.90m @ 1.08 g/t
NYDD004
NYDD014
22.27m @ 2.26 g/t
NYDD016
12.10m @ 1.62 g/t
NYDD011
6.90m @ 1.30 g/t
LEGEND
Drillhole Collars
Anomaly_100ppb_Au
Anomaly_50-100ppb_Au
Golgota Workings
Chlorite Schist
Quartz Vein
Talc Sericite Schist
Felsic Intrusive
Graphitic Schist
Banded Iron Formation

Source: DK World Atlas

Mineralization in the Sele Sele pit, 2 kilometres NNE of the North pit, has similar characteristics to Reef 2, and is interpreted to be on the same BIF unit, based on continuity of the soil anomaly, augering and limited diamond drilling between the two pits. However, the Sele Sele zone is generally wider and lower grade than in the North pit area, the best intersection drilled being 15.68 metres @ 5.35 g/t Au. Pyrrhotite is commonly associated with the pyrite in the Sele Sele area, and is locally the dominant sulphide phase. The mineralization plunges to the SSE at about 40°.

A third area of Reef 2 style mineralization occurs in the Bamako area where channel sampling returned an intersection of 4.60 metres @ 11.42 g/t Au. The mineralization is associated with a 2 kilometre long soil anomaly, and although the best intersection from preliminary drilling was of relatively low grade (3.60 metres @ 4.43 g/t Au) further work is warranted.

Figures 3 and 4 below highlight the drill intersections on Makapela Main to North area and Sele Sele area respectively.

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

Figure 3 Makapela Main to North Drill Intersections

MAKAPELA MAIN TO NORTH DRILL INTERSECTIONS

Black = Reef Zone only. No Cut-off
Red = 2 g/t Cut-off . Minimum 1.5 m True Width
NMDD017 : Reef 2 not developed. Structure probably represented by pyritic shear zone but no significant values.
NMDD052 : 2.34 m (1.77 m True) @ 10.38
2.34 m (1.77 m True) @ 10.38 g/t
NMDD055 : 5.46 m (3.05 m True) @ 13.29
4.48 m (2.00 m True) @ 15.87 g/t
NMDD013 : 1.10 m (0.83 m True) @ 2.65 g/t
(Below Cut-off)
NMDD015 : 6.43 m (4.89 m True) @ 0.60 g/t
(Below Cut-off)
NMDD035 : 0.62 m (0.46 m True) @ 3.12 g/t
2.02 m (1.50 m True) @ 2.29 g/t
NMDD002 : 6.76 m (4.30 m True) @ 7.01 g/t
6.08 m (3.86 m True) @ 7.66 g/t
NMDD005 : 7.19 m (4.30 m True) @ 64.00 g/t
7.24 m (4.33 m True) @ 63.56 g/t
NMDD012 : 8.22 m (5.26 m True) @ 9.10 g/t
5.01 m (3.12 m True) @ 12.75 g/t
NMDD019 : 12.45 m (10.62 m True) @ 3.75 g/t
8.02 m (7.67 m True) @ 5.14 g/t
NMDD031 : 10.82 m (7.52 m True) @ 2.66 g/t
3.85 m (2.79 m True) @ 3.60 g/t
NMDD040 : 6.30 m (5.26 m True) @ 3.33 g/t
5.43 m (4.53 m True) @ 3.75 g/t
NMDD046 : 1.40 m (0.98 m True) @ 24.74 g/t
2.14 m (1.50 m True) @ 16.16 g/t
NMDD050 : 3.14 m (1.43 m True) @ 3.14 g/t
3.33 m (1.52 m True) @ 3.30 g/t
NMDD033 : 2.91 m (2.91 m True) @ 2.65 g/t
1.99 m (1.50 m True) @ 3.31 g/t
NMDD034 : 4.99 m (3.29 m True) @ 4.08 g/t
4.99 m (3.20 m True) @ 4.08 g/t
NMDD037 : 3.08 m (2.26 m True) @ 2.83 g/t
2.58 m (1.90 m True) @ 3.23 g/t
NMDD008 : 4.35 m (2.85 m True) @ 17.55 g/t
5.18 m (2.42 m True) @ 18.86 g/t
NMDD009 : 5.63 m (2.64 m True) @ 13.79 g/t
5.66 m (2.66 m True) @ 13.79 g/t
NMDD010 : 6.26 m (3.94 m True) @ 17.64 g/t
6.26 m (3.96 m true) @ 17.64 g/t
NMDD011 : 0.92 m (0.38 m True) @ 20.30 g/t
3.85 m (1.50m True) @ 4.94 g/t
NMDD020 : 4.09 m (2.62 m True) @ 0.81 g/t
(Below Cut-off)
NMDD032 : 1.83 m (1.12 m True) @ 5.91 g/t (Upper Splay)
2.14 m (1.50 m True) @ 7.57 g/t
2.75 m (1.69 m True) @ 11.78 g/t (Lower Splay)
2.83 m (1.74 m True) @ 11.78 g/t
NMDD053 : 0.45 m (0.28 m True) @ 1.30 g/t
(Below Cut-off)
NMDD056 : 8.61 m (3.65 m True) @ 10.65 g/t
3.54 m (1.50 m True) @ 19.75 g/t
NMDD009 : 3.25 m (1.42 m True) @ 14.61 g/t
3.25 m (1.42 m True) @ 14.61 g/t
NMDD033 : 0.93 m (0.70 m True) @ 57.62 g/t
1.99 (1.50 m True) 29.09 g/t
NMDD034 : 4.06 m (2.46 m True) @ 2.23 g/t
2.83 m (1.50 m True) @ 3.14 g/t
NMDD037 : 1.56 m (1.35 m True) @ 10.28 g/t
2.07 m (1.77 m True) @ 8.85 g/t
NMDD021A : 6.56 m (4.05 m true) @ 1.00 g/t g/t
2.44 m (1.58 m True) @ 2.54 g/t
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
(Below Cut-off)
NMDD027 : 5.66 m (2.26 m True) @ 0.10 g/t
(Below Cut-off)
NMDD014 : 3.47 m (2.05 m True) @ 24.94 g/t
2.54 m (1.50 m True) @ 34.12 g/t
NMDD016 : 5.74 m (2.11 m True) @ 6.02 g/t
2.53 m (1.50 m True @ 10.60 g/t
NMDD024 : 3.06 m (2.69 m True) @ 7.09 g/t
1.74 m (1.50 m True) @ 11.38 g/t
NMDD049 : 2.67 m (1.83 m True) @ 10.30 g/t
2.18 m (1.50 m True) @ 12.29 g/t
NMDD061 : 1.76 m (0.86 m True) @ 5.61 g/t
4.00 m (1.50 m True) @ 2.79 g/t
NMDD018 : Reef 1 represented by shear only
2.44 (1.60 m True) @ 1.38 g/t
(Below Cut-off)
North Pit
Main Pit
Reef 1
Reef 2
Scale
100m
LEGEND
Drillhole Collars
Quartz Vein (QV)
Artisinal Pits
N

Figure 4 Makapela Sele Sele Drill Intersections

MAKAPELA SELE SELE INTERSECTIONS

Black = Reef Zone only. No Cut-off
NMDD025 4.29 m (3.26 m True) @ 1.56 g/t
1.97 m (1.50 m True) @ 2.13 g/t
NMDD025
Abandoned
(Bad ground)
NMDD028
NMDD030
NMDD003
NMDD004
Sele Sele Pit
NMDD028 : 9.22 m (6.74 m True) @ 2.45 g/t
3.30 m (2.41 m True) @ 4.48 g/t
NMDD030 : 1.08 m (0.98 m True) @ 4.03 g/t
NMDD003 : 12.40 m (6.74 m True) @ 4.35 g/t
NMDD004 : 10.70 m (4.26 m True) @ 3.27 g/t
NMDD035
NMDD038
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

For the bottle roll testwork, each core sample was crushed down to minus 2mm and pulverized down to 90% passing 75microns. Triplicate samples were analysed by fire assay to determine the average head grade of each sample. A 1.5 kg pulverised sample was then bottle rolled for 24 hours in a diluted cyanide solution to extract the gold. Gold analyses were then undertaken on the total gold in cyanide solution and the grade in the sample tails to arrive at the amount of gold extracted by the cyanide solution and the gold remaining in the leached tails. The results are summarised in Table 4 below.

Table 4: Bottle Roll Metallurgical Testwork Results

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

Additional metallurgical testwork was initiated in 2013 but was not completed.

Mineral Resource Estimates

In April 2013, the Company announced increases and upgrades of mineral resources at the Makapela prospect compared to the maiden mineral resources announced by the Company in May 2012. The updated mineral resources incorporated an additional 13 core holes from the initial, inferred-only maiden resource.

Tables 5 and 6 below summarise the current indicated and inferred mineral resources at Makapela using various cut-off grades including a base case economic cut-off grade of 2.75 g/t Au that used a US$1,500/ounce gold price and appropriate cost parameter assumptions and metallurgical recoveries. Core drilling began at Makapela in October 2010 and focused on a quartz vein system within a sequence of basalts, thin units of banded iron formation and dolerite sills of Archaean age. A total of 71 core holes totalling 21,635 metres (including deflections) have been used to estimate these indicated and inferred mineral resources at Makapela. Drilling has been focused on three main veins: Reef 1, Reef 2, and Sele Sele that occur over a total strike length of 2.2 kilometres. Core drilling was undertaken on an approximate grid pattern of 80 by 80 metres down to a vertical depth of 240 metres and then on a 160 by 80 metre grid pattern down to a maximum depth of 480 metres.

Table 5: Makapela Indicated Mineral Resources (with an effective date of April 9, 2013)

Cut-off Grade (g/t Au)	Average Grade (g/t Au)	Tonnes (Mt)	Gold Content (Ounces)
1.00	7.45	2.683	643,000
2.00	8.14	2.407	629,700
2.75*	8.66	2.205	614,200
3.00	8.87	2.130	607,200
4.00	9.97	1.764	565,500

Minimum mining true thickness of 1.5 metres. *Cut-off grade estimated using a US$1,500/ounce gold price with appropriate cost parameter assumptions for mining and other economic factors.

Table 6: Makapela Inferred Mineral Resources (with an effective date of April 9, 2013)

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
Intersections include:

38.82 metres @ 2.66 g/t Au

21.20 metres @ 0.68 g/t Au

14.70 metres @ 1.68 g/t Au

3.95 metres @ 19.50 g/t Au

		Mineralization open-ended to E, with 340 metres of potential strike before Kilogold boundary. Also possibly open-ended to W, under transported cover	IP to cover potential strike extensions. Additional drilling to test strike extensions and establish orientation and extension of plunging shoots

Prospect	Exploration Status	Exploration Potential	Next Steps
Matete	Soil geochemistry, rock chip sampling, augering, trenching in N and E. IP over lithostructurally favourable areas with transported overburden in SW.	7 drill targets proposed by Newmont based on IP anomalies. Extensive alluvial mining in E with source not yet located.	Prioritise and drill test IP anomalies in SW Additional IP in E.
Anguluku	Detailed stream sediment sampling. Soil geochemistry, rock chip sampling, augering, trenching (but problems with transported overburden). IP in geochemically anomalous areas.	Strong stream sediment anomalies associated with NW structure. Disseminated mineralization sampled within schists (e.g. trench with 5 metres @ 5.5 g/t Au). Well-defined IP chargeability anomalies associated with E-W structures and anomalous rock- chips.	Drill test IP anomalies.

Joint Venture with Randgold

In January 2017, Loncor announced preliminary results of the geophysical airborne survey undertaken by Randgold as part of its Joint Venture with Loncor. A 10,013 line-kilometre helicopter borne electromagnetic ‘VTEM’ survey (the “JV Survey”) was completed over the Ngayu belt. The JV Survey was performed by Geotech Airborne Limited over the span of approximately five months. The JV Survey has provided a valuable additional layer of geological information through mapping the conductivity nature of the belt. The new data has assisted with resolving the lithological nature of the belt as well as assisting in identifying major structures and areas of structural complexity.

As per the joint venture agreement signed in January 2016, Randgold will manage and fund exploration of the exploration permit areas comprising the Ngayu project until the completion of a pre-feasibility study on any gold discovery meeting the investment criteria of Randgold. Subject to the DRC’s free carried interest requirements, Randgold would earn 65% of any discovery with Loncor holding the balance of 35%. Loncor will be required, from that point forward, to fund its pro-rata share in respect of the discovery in order to maintain its 35% interest or be diluted. Certain parcels of land within the Ngayu project surrounding and including the Makapela and Yindi prospects have been retained by Loncor and do not form part of the Joint Venture with Randgold. Randgold shall have certain preemptive rights over these two areas.

In May 2017, Loncor announced that exploration ground work had commenced on priority targets resulting from the JV Survey. Processed data and final products from the JV Survey have been combined with all other geological layers to complete an updated integrated geological map of the belt and to refine and prioritize areas of interest (“AOIs”). Figure 5 below highlights the preliminary four significant AOIs generated using pre-existing data sets and the VTEM data. The four preliminary AOIs have several kilometer-long mineralised strike potential focused on extension of known mineralized trends as well as areas of geochemical anomalies and structural complexity. The four priority AOIs identified are summarized below:

•	Priority 30 kilometre long Imva Fold structure
Extensive geochemical anomalies and several gold occurrences along major structures and complex deformation around intrusions.

•	Yindi/Aguluku trend

20 kilometre long northwest extension of the Yindi/Aguluku mineralised trend with high soil and BLEG geochemical anomalies in the Yindi and Anguluku prospect areas. Younger Lindian cover may be obscuring any geochemical signature further along strike to the northwest. Structural complexity favourable for gold mineralised emplacement where the Banded Ironstone Formations (“BIFs”) wrap around the western side of a regional intrusive complex.

•	Adumbi trend
20 kilometre mineralised northwest extension of the Adumbi trend with moderate BLEG anomalism along the entire AOI, in places associated with similar lithological setting as the Adumbi deposit.

•	Northern Ngayu

8 kilometre structural trend located in an area of complex folding of BIFs and carbonaceous shale, a localized area of high BLEG anomalism associated with a northwest trending fold axis, the setting and geochemical anomalism indicate the potential for fold plunging style mineralization.

The initial work program will have a two-pronged approach: a geological review of all existing targets; and ground follow-up of remotely and conceptually generated AOIs to generate additional new targets.

The belt scale exploration strategy of Randgold is to focus on the discovery of large high quality gold deposits by rapidly identifying and progressing targets that show the potential to meet these filters. Gold mineral resources have already been identified within the Ngayu greenstone belt in the Makapela and Adumbi deposits, and the objective is to further unlock the potential of the Ngayu greenstone belt for a world class discovery using cutting edge geophysics, geochemistry, structural interpretation and driven by an experienced and proven exploration team on the ground.

Figure 5

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

2013-2017 Exploration Activities at Manguredjipa

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

See the management's discussion and analysis of the Company for the year ended December 31, 2017 incorporated by reference into this Form 20-F as Exhibit 15.1.

A.	Operating Results

See the management's discussion and analysis of the Company for the year ended December 31, 2017 incorporated by reference into this Form 20-F as Exhibit 15.1.

B.	Liquidity and Capital Resources.

See the management's discussion and analysis of the Company for the year ended December 31, 2017 incorporated by reference into this Form 20-F as Exhibit 15.1.

C.	Research and Development, Patents and Licenses, etc.

The Company is a mineral exploration company and does not carry on any research and development activities.

D.	Trend Information

None of the Company's assets are currently in production or generate revenue. However, the cyclical nature of the prices of metals, particularly the price of gold, is reasonably likely to have an effect on the Company's liquidity and capital resources. If the price of gold or the worldwide demand for gold decreases, there would likely be an adverse effect on the Company’s ability to raise additional funding and attract exploration partners for its projects. In recent years, junior mineral exploration companies have experienced difficulties raising new money, and capital raising activities completed by such companies have often resulted in substantial dilution to existing shareholders.

E.	Off-Balance Sheet Arrangements.

The Company does not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following information is as of December 31, 2017:

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	-	-	-	-	-
Capital (finance) lease obligations	-	-	-	-	-
Operating lease obligations	US$294,007	US$176,404	US$117,603	-	-
Purchase obligations	-	-	-	-	-
Other long-term liabilities	-	-	-	-	-
Loan	US$122,753	US$122,753	-	-	-
Total	US$416,760	US$299,157	US$117,603	-	-

G.	Safe Harbor

Not applicable.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The directors and senior management of the Company and term of continuous service are as follows:

Served as a
Name	Position(s) with the Company	Director Since

Arnold T. Kondrat	President, Chief Executive Officer and a director	August 24, 1993
Donat K. Madilo	Chief Financial Officer	Not applicable
Fabrice Matheys	General Manager, DRC	Not applicable
Geoffrey G. Farr	General Counsel and Corporate Secretary	Not applicable
Maurice J. Colson (1) (2)	Director	March 31, 2011
Richard J. Lachcik (1) (2)	Director	June 29, 1998
William R. Wilson (1) (2)	Director	July 15, 1997

_______________________________

(1)	Member of the audit committee of the board of directors of the Company.

(2)	Member of the compensation committee of the board of directors of the Company.

Arnold T. Kondrat - Mr. Kondrat is the Company's principal founder and has over 30 years of management experience in the resource exploration industry. During this time he has been a senior officer and director of a number of publicly-traded resource exploration companies, in both Canada and the United States, including principal founder of several of these companies. In addition to his positions with Loncor, Mr. Kondrat is also Chief Executive Officer, President and a director of Gentor Resources Inc. (a mineral exploration company listed on the TSX Venture Exchange), a director of Kuuhubb Inc. (a company listed on the TSX Venture Exchange focused on lifestyle and mobile video game applications), and President of Sterling Portfolio Securities Inc. (a private venture capital firm based in Toronto).

Donat K. Madilo – Mr. Madilo has over 28 years of experience in accounting, administration and finance in the DRC and North America. He is Senior Vice President, Commercial & DRC Affairs of Banro Corporation (a gold mining company in the DRC) (and was previously Chief Financial Officer of Banro Corporation), and Chief Financial Officer of Gentor Resources Inc. and Kuuhubb Inc. Mr. Madilo’s previous experience includes director of finance of Coocec-ceaz (a credit union chain in the DRC) and senior advisor at Conseil Permanent de la Comptabilité au Congo, the accounting regulation board in the DRC. He holds a Bachelor of Commerce (Honours) degree from Institut Supérieur de Commerce de Kinshasa, a B.Sc. (Licence) in Applied Economics from University of Kinshasa and a Masters of Science in Accounting (Honours) from Roosevelt University in Chicago.

Fabrice Matheys – Mr. Matheys is a professional geologist with more than 25 years of experience in Africa. Prior to his role with Loncor, Mr. Matheys served as Exploration Geologist for De Beers in Botswana, West Africa and South Africa and spent eight years as Exploration Manager in the DRC with exploration programs focused on gold, diamonds, niobium and tungsten.

Geoffrey G. Farr – From February 2011 to present, Mr. Farr has been Vice President, General Counsel and Corporate Secretary of Banro Corporation, and General Counsel to and Corporate Secretary of each of Loncor and Gentor Resources Inc. He is also General Counsel to and Corporate Secretary of Kuuhubb Inc. Prior to February 2011, Mr. Farr practised corporate and securities law in Toronto for 17 years, which included extensive experience in representing public companies. He holds a LL.B. from the University of Ottawa and a B.Comm. from Queen’s University.

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

Richard J. Lachcik – Prior to his retirement in 2017, Mr. Lachcik practiced corporate and securities law in Toronto, Canada for over 30 years. His practice included extensive experience in representing public companies, as well as acting for a number of investment dealers. He has been an officer and director of a number of Canadian public resource companies.

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

The following directors of the Company are presently directors of other issuers that are public companies:

Name of Director	Names of Other Issuers

Maurice J. Colson	Aberdeen International Inc.
Stetson Oil & Gas Ltd.
Kuuhubb Inc.
China Goldcorp Ltd.

Arnold T. Kondrat	Kuuhubb Inc.
Gentor Resources Inc.

Richard J. Lachcik	Gentor Resources Inc.

William R. Wilson	Gentor Resources Inc.

Other than the board of directors, the Company does not have an administrative, supervisory or management body.

B.	Compensation

Named Officers

Summary Compensation Table

The following table sets forth certain information with respect to compensation paid to the officers of the Company set out in the following table (the "NEOs") for the financial year ended December 31, 2017.

Name and Principal Position	Year	Salary (US$)	Share-based awards (US$)	Option-based awards (2) (US$)	Non-equity incentive plan compensation - Annual Incentive Plan (US$)	All other Compensation (US$)	Total Compensation (US$)
Arnold T. Kondrat Chief Executive Officer and President	2017	$92,496(1)	N/A	Nil	Nil	$52,291 (3)	$144,787
Donat K. Madilo Chief Financial Officer	2017	Nil	N/A	Nil	Nil	Nil	Nil

Name and Principal Position	Year	Salary (US$)	Share-based awards (US$)	Option-based awards (2) (US$)	Non-equity incentive plan compensation - Annual Incentive Plan (US$)	All other Compensation (US$)	Total Compensation (US$)
Fabrice Matheys General Manager, DRC	2017	N/A	N/A	Nil	Nil	$12,000 (4)	$12,000
Geoffrey G. Farr General Counsel and Corporate Secretary	2017	$33,600	N/A	Nil	Nil	$2,843 (5)	$36,443

______________________________

(1)

The salary for Mr. Kondrat is paid in Canadian dollars. The U.S. dollar amount set out in the above table for the salary of Mr. Kondrat was calculated using an average exchange rate for 2017 of Cdn$1.00 = US$0.7708.

(2)	No stock options were awarded in 2017.

(3)	This amount represents accrued Retention Allowance (as such term is defined below) of US$7,708 and life insurance premiums paid by the Company of US$44,583.

(4)	This amount represents consulting fees.

(5)	This amount represents accrued Retention Allowance (as such term is defined below).

Loncor employees are currently entitled to receive a retention allowance (the "Retention Allowance") on termination of their employment with the Company, provided the employee has been with the Company for a minimum of two years and provided that termination is not due to misconduct (in the case of misconduct, the Retention Allowance is forfeited). The amount of the Retention Allowance is equal to the employee's monthly base salary multiplied by the number of years the employee was with the Company (up to a maximum of 10 years), with any partial year being recognized on a pro rata basis.

Incentive Plan Awards

The following table provides details regarding outstanding option and share-based awards held by the NEOs as at December 31, 2017:

Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (2) ($)	Option expiration date	Aggregate value of unexercised in-the-money options (3) (US$)	Number of shares or units that have not vested (#)	Market or payout value of share- based awards that have not vested (US$)
Arnold T. Kondrat	Mar. 11, 2016	500,000	Cdn$0.06 (US$0.05)	Mar. 11, 2021	$10,000	N/A	N/A
Donat K. Madilo	Mar. 11, 2016	500,000	Cdn$0.06 (US$0.05)	Mar. 11, 2021	$10,000	N/A	N/A
Fabrice Matheys (4)	N/A	-	-	-	-	N/A	N/A
Geoffrey G. Farr	Mar. 11, 2016	500,000	Cdn$0.06 (US$0.05)	Mar. 11, 2021	$10,000	N/A	N/A

_____________________________

(1)	1/4 of the stock options granted to each optionee vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.

(2)

The exercise price of each of the stock options held by the officers is in Canadian dollars. The U.S. dollar figures set out in this column of the table were calculated using the exchange rate on Friday, December 29, 2017 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7971.

(3)

This is based on (a) the closing sale price per share of the Company’s common shares on Friday, December 29, 2017 of Cdn$0.09 as reported by the Toronto Stock Exchange, and (b) converting that price into a price of US$0.07 using the exchange rate on December 29, 2017 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7971.

(4)	Mr. Matheys did not hold any stock options of the Company as at December 31, 2017.

The following table provides details regarding outstanding option-based awards, share-based awards and non-equity incentive plan compensation held by the NEOs, which vested and/or were earned during the year ended December 31, 2017:

Incentive plan awards - value vested or earned during the year
Name	Option-based awards - Value vested during the year (1) (US$)	Share-based awards - Value vested during the year (US$)	Non-equity incentive plan compensation - Value earned during the year (US$)
Arnold T. Kondrat	$12,500	N/A	N/A
Donat K. Madilo	$12,500	N/A	N/A
Fabrice Matheys	Nil	N/A	N/A
Geoffrey G. Farr	$12,500	N/A	N/A

_____________________________

(1)	Identifies the aggregate dollar value that would have been realized by the officer if the officer had exercised all options exercisable under the option-based award on the vesting date(s) thereof.

Non-Executive Directors

The directors of the Company were not paid any fees by the Company during the financial year ended December 31, 2017 for their services in their capacity as directors. The Company's directors are entitled to receive stock option grants under the Company's Stock Option Plan, as recommended by the compensation committee and determined by the board of directors of the Company (the "Board"). The exercise price of such stock options is determined by the Board, but shall in no event be less than the last closing price of the Company’s common shares on the Toronto Stock Exchange prior to the date the stock options are granted. No stock options of the Company were granted during the financial year ended December 31, 2017.

All directors receive reimbursement for reasonable out-of-pocket expenses related to their attendance at meetings or other expenses incurred for Company purposes.

Incentive Plan Awards

The following table provides details regarding the outstanding option and share based awards held as at December 31, 2017 by the directors of the Company other than Mr. Kondrat. See "Named Officers - Incentive Plan Awards" above for details regarding the outstanding stock options held by Mr. Kondrat as at December 31, 2017.

Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (2) ($)	Option expiration date	Aggregate value of unexercised in-the-money options (3) (US$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (US$)
Maurice J. Colson	Mar. 11, 2016	300,000	Cdn$0.06 (US$0.05)	Mar. 11, 2021	$6,000	N/A	N/A
Richard J. Lachcik	Mar. 11, 2016	300,000	Cdn$0.06 (US$0.05)	Mar. 11, 2021	$6,000	N/A	N/A
William R. Wilson	Mar. 11, 2016	300,000	Cdn$0.06 (US$0.05)	Mar. 11, 2021	$6,000	N/A	N/A

_________________________________

(1)	1/4 of the stock options granted to each optionee vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.

(2)

The exercise price of each of the stock options held by the directors is in Canadian dollars. The U.S. dollar figures set out in this column of the table were calculated using the exchange rate on Friday, December 29, 2017 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7971.

(3)

This is based on (a) the closing sale price per share of the Company’s common shares on Friday, December 29, 2017 of Cdn$0.09 as reported by the Toronto Stock Exchange, and (b) converting that price into a price of US$0.07 using the exchange rate on December 29, 2017 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7971.

The following table provides details regarding outstanding option-based awards, share-based awards and non-equity incentive plan compensation in respect of the directors of the Company other than Mr. Kondrat, which vested and/or were earned during the year ended December 31, 2017. See "Named Officers - Incentive Plan Awards" above for details regarding the outstanding option-based awards, share-based awards and non-equity incentive plan compensation in respect of Mr. Kondrat, which vested and/or were earned during the year ended December 31, 2017.

Incentive plan awards - value vested or earned during the year
Name	Option-based awards - Value vested during the year (1) (US$)	Share-based awards - Value vested during the year (US$)	Non-equity incentive plan compensation - Value earned during the year (US$)
Maurice J. Colson	$7,500	N/A	N/A
Richard J. Lachcik	$7,500	N/A	N/A
William R. Wilson	$7,500	N/A	N/A

_______________________________

(1)	Identifies the aggregate dollar value that would have been realized by the director if the director had exercised all options exercisable under the option-based award on the vesting date(s) thereof.

Other Information

Neither the Company nor its subsidiaries provides pension, retirement or similar benefits.

C.	Board Practices

Each director of the Company holds office until the close of the next annual meeting of shareholders of the Company following his election or appointment, unless his office is earlier vacated in accordance with the by-laws of the Company. See Item 6.A. of this Form 20-F for the dates the directors of the Company were first elected or appointed to the Company's board of directors.

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

Audit Committee

The Board has an audit committee (the "Audit Committee"), the members of which are Maurice J. Colson, Richard J. Lachcik and William R. Wilson. Each member of the Audit Committee is independent within the meaning of Canadian National Instrument 52-110 - Audit Committees ("NI 52-110") and Section 803A of the NYSE MKT Company Guide. Each member of the Audit Committee is "financially literate" within the meaning of NI 52-110. At no time since the commencement of the Company's financial year ended December 31, 2017 was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board. The Audit Committee's charter is incorporated by reference into this Form 20-F as Exhibit 1.3.

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

The following sets out the number of employees which the Company and its subsidiaries had as at December 31, 2017, December 31, 2016 and December 31, 2015, providing a breakdown of these employees by location:

	Dec. 31,	Dec. 31,	Dec. 31,
Location	2017	2016	2015
Loncor office in Toronto, Canada	4	4	4
Loncor office in Beni, DRC	1	2	2
Loncor office in Kinshasa, DRC	1	1	2
Ngayu project	-	-	-
North Kivu project	-	-	-
Totals:	6	7	8

Neither the Company nor any of its subsidiaries has any unionized employees.

Neither the Company nor any of its subsidiaries employ a significant number of temporary employees.

E.	Share Ownership

The following table sets out the number of common shares of the Company held by the Company's directors and officers as of March 21, 2018 (including the percentage of the Company's outstanding common shares represented by such shares). See Item 6.B. of this Form 20-F for information regarding the stock options of the Company held by the Company's directors and officers as of March 21, 2018.

		Percentage of
	Number of Common	Outstanding
Name	Shares Owned	Common Shares
Maurice J. Colson	Nil	Nil
Geoffrey G. Farr	105,000	0.07%
Arnold T. Kondrat	74,300,818	46.82%
Richard J. Lachcik	11,666	0.01%
Donat K. Madilo	100,000	0.06%
Fabrice Matheys	Nil	Nil
William R. Wilson	3,333	0.002%

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

(b)

The number of common shares of the Company reserved from time to time for issuance to optionees pursuant to stock options granted under the Plan shall not exceed 8,000,000 common shares (as at the date of this Form 20-F, there are outstanding under the Plan 2,400,000 stock options entitling the holders to purchase an aggregate of 2,400,000 common shares of the Company (which is equal to 1.51% of the number of common shares of the Company which are outstanding as at the date of this Form 20-F), such that the number of new stock options currently available for future grants under the Plan is stock options to purchase an aggregate of 5,600,000 common shares of the Company (which is equal to 3.53% of the number of common shares of the Company which are outstanding as at the date of this Form 20-F).

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

To the knowledge of management of the Company, based on a review of publicly available filings as at March 21, 2018, the following are the only persons or companies who beneficially own 5% or more of the outstanding common shares of the Company.

	Number of Common	Percentage of Outstanding
Name of Shareholder	Shares Owned	Common Shares (1)
Arnold T. Kondrat (2)	74,300,818	46.82%
Newmont Canada FN Holdings ULC (3)	14,550,000	9.17%

_______________________________

(1)	The information in this column of the table is based on the number of common shares of the Company outstanding as at March 21, 2018.

(2)

Mr. Kondrat is Chief Executive Officer, President and a director of the Company. As at March 21, 2017, Mr. Kondrat held 74,300,818 (or 46.82%) of the outstanding common shares of the Company. As at March 21, 2016, Mr. Kondrat held 74,300,818 (or 49.1%) of the outstanding common shares of the Company. As at March 20, 2015, Mr. Kondrat held 14,300,818 (or 16.94%) of the outstanding common shares of the Company. See Item 4A. of this Form 20-F ("History and Development of the Company") with respect to the private placement transaction pursuant to which Mr. Kondrat acquired 60,000,000 common shares of the Company in February 2016.

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

As of March 21, 2018, based on the Company’s shareholders’ register, there were 79 shareholders of record of the Company’s common shares in the United States, holding 8.57% of the outstanding common shares of the Company.

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

In February 2015, the Company closed a non-brokered private placement of 8,000,000 common shares of the Company at a price of Cdn$0.06 per share for gross proceeds to the Company of Cdn$480,000. Arnold T. Kondrat purchased 3,500,000 of the shares issued under this placement. In March 2015, the Company closed a non-brokered private placement of 3,000,000 common shares of the Company at a price of Cdn$0.06 per share for gross proceeds to the Company of Cdn$180,000. Mr. Kondrat purchased 500,000 of the shares issued under this placement. In February 2016, the Company closed a non-brokered private placement of 67,000,000 common shares of the Company at a price of Cdn$0.015 per share for gross proceeds of Cdn$1,005,000. Mr. Kondrat purchased 60,000,000 of the shares issued under this private placement. As well, a portion of the proceeds from the said February 2016 private placement were used to repay short term, non-interest bearing loans totaling Cdn$825,000 provided to the Company by Mr. Kondrat. Mr. Kondrat is President, Chief Executive Officer and a director of the Company and, as of the date of this Form 20-F, holds 74,300,818 (or 46.82%) of the outstanding common shares of the Company.

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

There have been no significant changes in the affairs of the Company since the date of the audited annual consolidated financial statements of the Company as at and for the year ended December 31, 2017, other than as discussed in this Form 20-F.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

The Company's common shares (a) are listed for trading on the Toronto Stock Exchange (the "TSX") under the symbol "LN", and (b) are quoted on the OTC Pink tier of the OTC Link under the symbol "LONCF". The Company's common shares commenced trading on the TSX on April 26, 2013. Prior to April 26, 2013, such shares traded on the TSX Venture Exchange (the "TSX-V"). From April 27, 2011 to April 24, 2014, the Company’s common shares were traded in the United States on the NYSE American, from April 25, 2014 to April 30, 2015, the Company’s common shares traded in the United States on the OTCQB tier of the OTC Link, and since May 1, 2015, the Company’s common shares have traded in the United States on the OTC Pink tier of the OTC Link.

Toronto Stock Exchange/TSX Venture Exchange

The following table discloses the annual high and low sales prices in Canadian dollars for the common shares of the Company for the five most recent financial years of the Company as traded on the TSX and TSX-V, as applicable.

Year	High (Cdn$)	Low (Cdn$)
2017	$0.200	$0.075
2016	$0.250	$0.015
2015	$0.130	$0.020
2014	$0.270	$0.040
2013	$0.820	$0.100

The following table discloses the high and low sales prices in Canadian dollars for the common shares of the Company for each quarterly period within the two most recent financial years of the Company as traded on the TSX:

Quarter Ended	High (Cdn$)	Low (Cdn$)
December 31, 2017	$0.110	$0.085
September 30, 2017	$0.165	$0.085
June 30, 2017	$0.200	$0.145
March 31, 2017	$0.200	$0.110
December 31, 2016	$0.200	$0.090
September 30, 2016	$0.250	$0.160
June 30, 2016	$0.200	$0.060
March 31, 2016	$0.080	$0.015

The following table discloses the monthly high and low sales prices in Canadian dollars for the common shares of the Company for the most recent six months as traded on the TSX:

Month	High (Cdn$)	Low (Cdn$)
March 2018	$0.105	$0.085
February 2018	$0.110	$0.090
January 2018	$0.110	$0.085
December 2017	$0.110	$0.085
November 2017	$0.090	$0.075
October 2017	$0.100	$0.085
September 2017	$0.110	$0.085

US Trading

The following table discloses the annual high and low sales prices in United States dollars for the common shares of the Company for the five most recent financial years of the Company as traded on the NYSE American, the OTCQB tier of the OTC Link, and the OTC Pink tier of the OTC Link, as applicable. The Company's common shares commenced trading on the NYSE American on April 27, 2011 and ceased trading on the NYSE American on April 24, 2014, as a result of the Company voluntarily delisting from the NYSE American. From April 25, 2014 to April 30, 2015, the Company’s common shares traded in the United States on the OTCQB tier of the OTC Link and since May 1, 2015, the Company’s common shares have traded in the United States on the OTC Pink tier of the OTC Link.

Year	High (US$)	Low (US$)
2017	$0.14	$0.05
2016	$0.20	$0.01
2015	$0.14	$0.02
2014	$0.27	$0.03
2013	$0.87	$0.08

The following table discloses the high and low sales prices in United States dollars for the common shares of the Company for each quarterly period within the two most recent financial years as traded on the OTC Pink tier of the OTC Link.

Quarter Ended	High (US$)	Low (US$)
December 31, 2017	$0.08	$0.05
September 30, 2017	$0.11	$0.08
June 30, 2017	$0.12	$0.09
March 31, 2017	$0.14	$0.06
December 31, 2016	$0.14	$0.06
September 30, 2016	$0.20	$0.12
June 30, 2016	$0.14	$0.04
March 31, 2016	$0.05	$0.01

The following table discloses the monthly high and low sales prices in United States dollars for the common shares of the Company for the most recent six months as traded on the OTC Pink tier of the OTC Link.

Month	High (US$)	Low (US$)
March 2018	$0.09	$0.06
February 2018	$0.08	$0.06
January 2018	$0.09	$0.06
December 2017	$0.08	$0.06
November 2017	$0.06	$0.05
October 2017	$0.08	$0.06
September 2017	$0.08	$0.08

B.	Plan of Distribution

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

The Company's authorized share capital consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series, of which 158,689,732 common shares and no preference shares were issued and outstanding as of March 21, 2018. The following is a summary of the material provisions attaching to the common shares and preference shares.

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company; or (i) are required to accelerate the recognition of any item of gross income with respect to Common Shares as a result of such income being recognized on an applicable financial statement. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the "Tax Act"); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares in connection with carrying on a business in Canada; (d) persons whose Common Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Common Shares.

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

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares. The Company believes that it was classified as a PFIC during the tax year ended December 31, 2017, and due to the nature of the Company’s assets and the income that the Company expects to generate, the Company expects to be a PFIC for its current tax year and may be a PFIC in subsequent tax years. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any subsidiary of the Company.

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

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting and backup withholding tax, at the rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

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

See Note 16 to the Company's audited consolidated financial statements filed as part of this Form 20-F under Item 18.

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

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the U.S. Exchange Act) for the year ended December 31, 2017. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were adequately designed and are effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms.

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

Management conducted an evaluation of the design and operation of the Company's internal control over financial reporting as of December 31, 2017 based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2017 and no material weaknesses were discovered.

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

(d) Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting during the year ended December 31, 2017, that management believes have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

The Company has adopted a code of business conduct and ethics for directors, officers and employees (including the Company’s principal executive officer, principal financial officer and principal accounting officer) (the "Code"). A copy of the Code is incorporated by reference into this Form 20-F as Exhibit 1.4. A copy of the Code may also be obtained free of charge from the Chief Financial Officer of the Company at dmadilo@loncor.com and is also available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and the Company's website at www.loncor.com. Each director, officer and employee of the Company is provided with a copy of the Code and is required to confirm annually that he or she has complied with the Code. Any observed breaches of the Code must be reported to the Company's Chief Executive Officer.

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

The following summarizes the total fees billed by the external auditors of the Company for each of the years ended December 31, 2017 and December 31, 2016 (BDO Canada LLP were the external auditors of the Company in respect of fiscal 2016 and UHY McGovern Hurley LLP were the external auditors of the Company in respect of fiscal 2017). All dollar amounts are exclusive of applicable taxes.

	2017	2016
Audit Fees	Cdn$40,000	Cdn$45,000
Audit-Related Fees	Cdn$10,000	Cdn$10,000
Tax Fees	Cdn$4,500	Cdn$2,500
All Other Fees	Nil	Nil

In accordance with existing Audit Committee policy and the requirements of the Sarbanes-Oxley Act, all services to be provided by the external auditors of the Company are subject to pre-approval by the Audit Committee. This includes audit services, audit-related services, tax services and other services. In some cases, pre-approval is provided by the full Audit Committee for up to a year, and relates to a particular category or group of services and is subject to a specific budget. All of the fees listed above have been approved by the Audit Committee.

Item 16.D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16.E.	Purchase of Equity Securities by the Issuer and Affiliated Purchasers

The Company did not purchase any of its common shares during the financial year ended December 31, 2017.

Item 16.F.	Change in Registrant's Certifying Accountant

At the Company’s request, the Company’s former independent auditor, BDO Canada LLP, resigned effective March 13, 2018 and UHY McGovern Hurley LLP was engaged as the Company’s new independent auditor effective March 13, 2018. The disclosure required pursuant to this Item 16.F was included in the Company’s Current Report on Form 6-K filed with the SEC on March 29, 2018 including Exhibits 99.1, 99.2 and 99.3, which are hereby incorporated by reference into this Annual Report on Form 20-F.

Item 16.G.	Corporate Governance

Not applicable.

Item 16.H.	Mine Safety

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

The financial statements appear on pages F-1 through F-32.

Item 19.	Exhibits

The following exhibits are filed as part of this Form 20-F:

EXHIBIT
NUMBER	DESCRIPTION

Constating Documents
1.1	Company's articles of amalgamation (1)
1.2	Company's general by-law (1)
1.3	Audit Committee's charter (1)
1.4	Company's Business Conduct Policy (1)

Material Contracts
4.1	Company's stock option plan (1)

Subsidiaries
8.1	List of subsidiaries of the Company (1)

Certifications
12.1	Certification of the President and Chief Executive Officer of the Company pursuant to Section 302 of Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer of the Company pursuant to Section 302 of Sarbanes-Oxley Act of 2002
13.1	Certification of the President and Chief Executive Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Chief Financial Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Other Exhibits
15.1	Management's discussion and analysis of the Company for the year ended December 31, 2017
15.2	Sections 10 and 11 of the Ngayu Technical Report(2)
15.3	Notice of Change in Auditor(3)
15.4	Letter from Successor Auditor(3)
15.5	Letter from Former Auditor(3)

Notes:

(1)	Previously filed as an exhibit to the Company’s annual report on Form 20-F filed with the SEC on March 30, 2012. SEC file number 001-35124.

(2)	Previously filed as exhibit 99.1 to the Company’s current report on Form 6-K filed with the SEC on July 13, 2012.

(3)	Previously filed as an exhibit to the Company’s current report on Form 6-K filed with the SEC on March 29, 2018.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 2, 2018

LONCOR RESOURCES INC.
(Registrant)

	By:	(signed) "Arnold T. Kondrat"
Arnold T. Kondrat
President and Chief Executive Officer

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017

(Expressed in U.S. dollars)

CONTENTS

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The consolidated financial statements for the year ended December 31, 2017 have been audited by UHY McGovern Hurley LLP, Chartered Professional Accountants, in accordance with Canadian Generally Accepted Auditing Standards and the standards of the Public Company Accounting Oversight Board (United States).

(Signed) “Arnold T. Kondrat”	(Signed) “Donat K. Madilo”

Arnold T. Kondrat	Donat K. Madilo

President and Chief Executive Officer	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Loncor Resources Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Loncor Resources Inc. (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2017, the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the year then ended, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2017, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

Without modifying our opinion, we draw attention to Note 2 in the consolidated financial statements that indicates the Company produced a net loss of $61,287 for the year ended December 31, 2017 and as of that date the Company had a working capital deficit of $726,550. These conditions, along with other matters as set forth in Note 2, indicate the existence of a material uncertainty that casts substantial doubt on the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

A — Management’s Responsibility for the Consolidated Financial Statements

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

B — Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Comparative Information

The consolidated financial statements of the Company as at December 31,2016 and for the years ended December 31, 2016 and 2015, were audited by another auditor who expressed an unqualified (unmodified) opinion on those financial statements on March 31, 2017.

/s/ UHY McGovern Hurley LLP

Chartered Professional Accountants

Licensed Public Accountants

This is our first year of service as the Company’s auditor.

Toronto, Canada

April 2, 2018

Tel: 416 865 0200	BDO Canada LLP
Fax: 416 865 0887	TD Bank Tower
www.bdo.ca	66 Wellington Street West
Suite 3600, PO Box 131
Toronto ON M5K 1H1 Canada

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of
Loncor Resources Inc.

We have audited the accompanying consolidated financial statements of Loncor Resources Inc., which comprise the consolidated statements of financial position as at December 31, 2016 and the consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the years ended December 31, 2016 and December 31, 2015, and a summary of significant accounting policies and other explanatory information.

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

Auditor’s Responsibility

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

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Loncor Resources Inc. as at December 31, 2016 and its financial performance and its cash flows for the years ended December 31, 2016 and December 31, 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

(signed) “BDO Canada LLP”

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 31, 2017

Loncor Resources Inc.
CONSOLIDATED STATEMENTS OF FINANACIAL POSITION
(Expressed in U.S. dollars)

	Notes	December 31, 2017	December 31, 2016
		$	$
Assets
Current Assets
Cash and cash equivalents		20,162	21,520
Advances receivable	5	175,501	98,352
Due from related parties	6	4,518	-
Prepaid expenses and deposits		68,263	67,971
Total Current Assets		268,444	187,843

Non-Current Assets
Property, plant and equipment	7	16,275	35,403
Exploration and evaluation assets	8	27,633,564	27,857,769
Intangible assets	9	1	1
Total Non-Current Assets		27,649,840	27,893,173

Total Assets		27,918,284	28,081,016

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable	11	359,651	403,613
Accrued liabilities		67,132	209,930
Due to related parties	6	237,305	127,909
Employee retention allowance	18	208,153	596,849
Loan	12	122,753	-
Current Liabilities		994,994	1,338,301

Common share purchase warrants	13c	67,305	85,633

Total Liabilities		1,062,299	1,423,934

Commitments and contingencies	15

Shareholders' Equity
Share capital	13	77,286,874	77,048,991
Reserves		8,219,502	8,197,193
Deficit		(58,650,391)	(58,589,102)
Total Shareholders' Equity		26,855,985	26,657,082
Total Liabilities and Shareholders' Equity		27,918,284	28,081,016

Approved and authorized for issue by the Board of Directors on April 2, 2018. Signed on behalf of the Board of Directors by:

/s/ William R. Wilson	/s/ Arnold T. Kondrat

William R. Wilson	Arnold T. Kondrat
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

Loncor Resources Inc.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Expressed in U.S. dollars)

		For the years ended
	Notes
		December 31, 2017	December 31, 2016	December 31, 2015
		$	$	$

Expenses
Consulting, management and professional fees		105,092	138,498	92,329
Employee benefits		224,790	188,877	182,630
Office and sundry		47,932	45,503	70,549
Compensation expense-share-based payment	14	22,309	55,176	-
Travel and promotion		163,584	76,489	63,138
Depreciation		3,327	3,853	22,082
Interest and bank expenses		3,501	818	1,158
(Gain)/loss on derivative instruments	13c	(314,317)	6,452	-
Impairment of exploration and evaluation assets	8	-	-	2,300,000
Other		(207,707)	-	-
Foreign exchange loss/(gain)		12,933	(17,774)	(177,310)
Loss before other items		(61,444)	(497,892)	(2,554,576)
Interest income		157	282	113
Other Income		-	-	137,216
Loss		(61,287)	(497,610)	(2,417,247)

Comprehensive loss for the year		(61,287)	(497,610)	(2,417,247)

Loss per share, basic and diluted	13d	(0.00)	(0.00)	(0.03)

The accompanying notes are an integral part of these consolidated financial statements.

Loncor Resources Inc.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in U.S. dollars)

		Common shares
	Notes	Number of		Reserves	Deficit	Total shareholders'
		shares	Amount			equity
Balance at January 1, 2015		73,439,732	$75,715,014	$8,142,017	$(55,674,247)	$28,182,784

Loss for the year		-	-	-	(2,417,247)	(2,417,247)
Common shares issued		11,000,000	525,980	-	-	525,980
Balance at December 31, 2015		84,439,732	$76,240,994	$8,142,017	$(58,091,494)	$26,291,517

Loss for the year		-	-	-	(497,610)	(497,610)
Share-based payments		-	-	55,176	-	55,176
Common shares and warrants issued		68,750,000	807,997	-	-	807,997
Balance at December 31, 2016		153,189,732	$77,048,991	$8,197,193	$(58,589,102)	$26,657,082

Loss for the year		-	-	-	(61,287)	(61,287)
Share-based payments		-	-	22,309	-	22,309
Common shares and warrants issued		5,500,000	237,883	-	-	237,883
Balance at December 31, 2017		158,689,732	$77,286,874	$8,219,502	$(58,650,391)	$26,855,985

The accompanying notes are an integral part of these consolidated financial statements.

Loncor Resources Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. dollars)

		For the years ended
	Notes	December 31, 2017	December 31, 2016	December 31, 2015
		$	$	$

Cash flows from operating activities
Loss for the year		(61,287)	(497,610)	(2,417,247)
Adjustments to reconcile loss to net cash used in operating activities
Depreciation		3,327	3,853	23,175
Share-based payments - employee compensation	14	22,309	55,176	-
Loss/(gain) on derivative instruments		(314,317)	6,452	-
Employee retention allowance	18	23,853	23,912	(31,991)
Impairment of exploration and evaluation assets		-	-	2,300,000
Changes in non-cash working capital
Advances receivable		(77,149)	(56,352)	(9,035)
Prepaid expenses and deposits		(292)	(125)	1,302
Due from related parties		(4,518)	12,619	(2,739)
Accounts payable		(42,663)	26,636	(43,766)
Accrued liabilities		(142,798)	14,947	(108,621)
Net cash used in operating activities		(593,535)	(410,492)	(288,922)

Cash flows from investing activities
Disposition of property, plant and equipment		-	2,400	94,491
Purchase of property, plant and equipment		(1,510)	-	-
Expenditures on exploration and evaluation assets		(172,334)	(254,454)	(497,861)
Net cash used in investing activities		(173,844)	(252,054)	(403,370)

Cash flows from financing activities
Proceeds from share and warrant issuance, net of issuance costs		533,872	887,178	525,980
Loan	12	122,753	-	-
Due to related parties		109,396	(462,153)	118,936
Funds received from Randgold		-	250,786	-
Net cash provided from financing activities		766,021	675,811	644,916

Net increase/(decrease) in cash and cash equivalent during the year		(1,358)	13,265	(47,376)
Cash and cash equivalents, beginning of the year		21,520	8,255	55,631
Cash and cash equivalents, end of the year		20,162	21,520	8,255

Supplemental cash flow information (Note 17)

The accompanying notes are an integral part of these consolidated financial statements.

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015
(Expressed in U.S. dollars, except for per share amounts)

1.	CORPORATE INFORMATION

Loncor Resources Inc. (the "Company") is a corporation governed by the Ontario Business Corporations Act. The principal business of the Company is the acquisition and exploration of mineral properties.

These consolidated financial statements as at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 include the accounts of the Company and of its wholly owned subsidiaries in the Democratic Republic of the Congo (the “Congo”), Loncor Resources Congo SARL, and in the U.S., Nevada Bob’s Franchising, Inc., respectively.

The Company is a publicly traded company whose outstanding common shares are listed for trading on the Toronto Stock Exchange. The head office of the Company is located at 1 First Canadian Place, 100 King St. West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada.

2.	BASIS OF PREPARATION

a)	Statement of compliance

These consolidated financial statements as at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The accompanying financial information as at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 has been prepared in accordance with those IASB standards and IFRS Interpretations Committee (“IFRIC”) interpretations issued and effective, or issued and early-adopted, at December 31, 2017.

The date the Company’s Board of Directors approved these consolidated financial statements was April 2, 2018.

b)	Continuation of Business

The Company incurred a net loss of $61,287 for the year ended December 31, 2017 (year ended December 31, 2016 – net loss of $497,610 and year ended December 31, 2015 – net loss of $2,417,247) and as at December 31, 2017 had a working capital deficit of $726,550 (December 31, 2016: $1,150,458).

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

In the event the Company is unable to identify recoverable resources, receive the necessary permitting, or arrange appropriate financing, the carrying value of the Company’s assets and liabilities could be subject to material adjustment. These matters create material uncertainties that cast significant and substantial doubt upon the validity of the going concern assumption.

These consolidated financial statements do not include any additional adjustments to the recoverability and classification of certain recorded asset amounts, classification of certain liabilities and changes to the statements of comprehensive loss that might be necessary if the Company was unable to continue as a going concern.

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015
(Expressed in U.S. dollars, except for per share amounts)

c)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis, except for certain financial assets and liabilities which are presented at fair value. These consolidated financial statements have also been prepared on an accrual basis, except for cash flow information.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently by all group entities and to all periods presented in these consolidated financial statements, unless otherwise indicated.

a)	Basis of Consolidation

i.	Subsidiaries

Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as ability to offset these returns through the power to direct the relevant activities of the entity. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a company’s share capital. The financial statements of subsidiaries are included in the consolidated financial statements of the Company from the date that control commences until the date that control ceases. Consolidation accounting is applied for all of the Company’s wholly-owned subsidiaries (see note 4).

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
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015
(Expressed in U.S. dollars, except for per share amounts)

ii. Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 14.

For warrant-based derivative financial instruments, the Company uses the Black-Scholes option pricing model to estimate fair value of the derivative instruments. The assumptions and models used for estimating fair value of warrant-based derivative financial instruments are disclosed in Note 13.

Judgments:

i. Provisions and contingencies

The amount recognized as provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements. As at December 31, 2017 and 2016, the Company does not have any material asset retirement obligations related to its exploration and evaluation assets.

ii. Title to mineral property interests

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects, government renegotiation, other legal claims, and non-compliance with regulatory, social and environmental requirements.

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

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015
(Expressed in U.S. dollars, except for per share amounts)

iv. Functional and presentation currency

Judgment is required to determine the functional currency of the Company and its subsidiaries. These judgments are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances.

c)	Foreign Currency Translation

i. Functional and presentation currency

These consolidated financial statements are presented in United States dollars (“$”), which is the Company’s functional and presentation currency. The United States dollar was determined to be the functional currency of the Company’s Congo subsidiary. References to Cdn$ represent Canadian dollars.

ii. Foreign currency transactions

The functional currency for each of the Company’s subsidiaries and any associates is the currency of the primary economic environment in which the entity operates. Transactions entered into by the Company’s subsidiaries and any associates in a currency other than the currency of the primary economic environment in which they operate (their "functional currency") are recorded at the rates ruling when the transactions occur except depreciation and amortization which are translated at the rates of exchange applicable to the related assets, with any gains or losses recognized in the consolidated statements of comprehensive loss. Foreign currency monetary assets and liabilities are translated at current rates of exchange with the resulting gain or losses recognized in the statements of loss. Non-monetary assets and liabilities are translated using the historical exchange rates. Non-monetary assets and liabilities measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

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

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015
(Expressed in U.S. dollars, except for per share amounts)

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

Financial liabilities are classified as FVTPL, or other financial liabilities, as appropriate upon initial recognition. The common share purchase warrants are a liability classified as FVTPL. The common share purchase warrants are revalued at each reporting period, with a gain or loss reported on the consolidated statement of comprehensive loss. A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired.

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

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015
(Expressed in U.S. dollars, except for per share amounts)

ii. Subsequent costs

The cost of replacing part of an item of PPE is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized and included in net loss. If the carrying amount of the replaced component is not known, it is estimated based on the cost of the new component less estimated depreciation. The costs of the day-to-day servicing of property, plant and equipment are recognized in the statement of loss.

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

All direct costs related to exploration and evaluation of mineral properties, net of incidental revenues and recoveries, are capitalized under exploration and evaluation assets. Exploration and evaluation expenditures include such costs as acquisition of rights to explore; sampling, trenching and surveying costs; costs related to topography, geology, geochemistry and geophysical studies; drilling costs and costs in relation to technical feasibility and commercial viability of extracting a mineral resource.

Exploration and evaluation expenditures incurred by Randgold Resources (DRC) Limited (“Randgold”) under the Farm-in arrangement (See note 8b) are recorded on a cost-based approach and accounted in the same way as they would for expenditures directly incurred by the Company as described in the above paragraph. Exploration and evaluation expenditures incurred by Randgold are offset by funding received from Randgold such that no liability arises before an approved pre-feasibility study is completed.

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
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015
(Expressed in U.S. dollars, except for per share amounts)

If the carrying amount of the asset exceeds its recoverable amount, the asset is impaired and an impairment loss is charged to the statements of comprehensive loss so as to reduce the carrying amount to its recoverable amount (i.e., the higher of fair value less cost to sell and value in use). Fair value less cost to sell is the amount obtainable from the sale of an asset or CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. Value in use is determined as the present value of the future cash flows expected to be derived from an asset or CGU. Estimated future cash flows are calculated using estimated future prices, any mineral reserves and resources, operating and capital costs. All assumptions used are those that an independent market participant would consider appropriate. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted. During the year ended December 31, 2017, the Company recognized impairment of exploration and evaluation assets for $nil (December 31, 2016 - $nil, December 31, 2015 - $2,300,000) to adjust the carrying value of the assets to their fair value, using a level 3 value in use methodology.

k)	Income Taxes

Income tax expense consists of current and deferred tax expense. Income tax expense is recognized in the statement of loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity.

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
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015
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

o)	Decommisionning obligations

The Company recognizes an estimate of the liabilities associated with decommissioning obligations when it has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the obligation can be made. The estimated fair value of the decommissioning obligations is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is amortized over the estimated life of the asset. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to any earnings in the period. The decommissioning obligations are charged against the decommissioning obligations to the extent of the liability recorded. The Company has no material decommissioning obligations as at December 31, 2017 and 2016.

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015
(Expressed in U.S. dollars, except for per share amounts)

p)	Newly Applied Accounting Standards

The following amended standard was adopted as of January 1, 2017:

•	IAS 7, “Statement of Cash Flows” (amendment).

The adoption of this amended standard did not have a significant impact on the Company’s consolidated financial statements.

q)	Accounting Standards Issued But Not Yet Effective

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

IFRS 9, Financial instruments (“IFRS 9”) was issued by the IASB on July 24, 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 is intended to reduce the complexity for the classification, measurement, and impairment of financial instruments. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9, except that an entity choosing to measure a financial liability at fair value will present the portion of any change in its fair value due to changes in the entity’s own credit risk in other comprehensive income, rather than within profit or loss. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. The mandatory effective date is for annual periods beginning on or after January 1, 2018. The Company is evaluating the impact of this standard on its consolidated financial statements.

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

4.	SUBSIDIARIES

The following table lists the Company’s subsidiaries:

Name of Subsidiary	Place of Incorporation	Proportion of Ownership Interest	Principal Activity
Loncor Resources Congo SARL	Democratic Republic of the Congo	100%	Mineral Exploration
Nevada Bob's Franchising, Inc.	Delaware, USA	100%	Dormant

5.	ADVANCES RECEIVABLE

	December 31,	December 31,
	2017	2016

Advances receivable	$175,501	$98,352

The balance of $175,501 pertains to advances to employees and suppliers (December 31, 2016 - $98,352). The balances are non-interest bearing, unsecured and due on demand.

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015
(Expressed in U.S. dollars, except for per share amounts)

6.	RELATED PARTY TRANSACTIONS

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation, and are not disclosed in this note.

a)	Key Management Remuneration

Key management includes directors (executive and non-executive), the Chief Executive Officer (“CEO”), the Chief Financial Officer, and the senior executives reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the years ended December 31, 2017, December 31, 2016 and December 31, 2015 was as follows:

	For the year's ended
	December 31, 2017	December 31, 2016	December 31, 2015
Salaries	$124,746	$137,458	$145,067
Employee retention allowance	$10,396	$11,455	$9,090
Compensation expense-share-based payments	$22,309	$55,176	$-
	$157,451	$204,088	$154,157

b)	Other Related Party Transactions

As at December 31, 2017, an amount of $4,518 was due from Kuuhubb Inc. (formerly Delrand Resources Limited), a company with common directors, incurred in connection with common expenses (December 31, 2016 - $nil).

As at December 31, 2017, an amount of $75,670 relating to consulting fees and advances provided to the Company was due to Arnold Kondrat, a director and officer of the Company (December 31, 2016 - $77,443).

As at December 31, 2017, an amount of $161,635 was due to Gentor Resources Inc. (a company with common directors) related to common expenses (December 31, 2016 - $49,085).

	December 31, 2017	December 31, 2016
Due from related party	$4,518	$-
Due to related parties	$237,305	$127,909

The amounts included in due from/to related party are unsecured, non-interest bearing and are payable on demand.

Advance receivable at December 31, 2017, includes net amounts paid to two companies controlled by an officer of the Company’s Congo subsidiary in the net amount of approximately $123,000.

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015
(Expressed in U.S. dollars, except for per share amounts)

7.	PROPERTY, PLANT AND EQUIPMENT

The Company’s property, plant and equipment are summarized as follows:

		Office &		Field camps
	Furniture &	Communication	Vehicles	and	Leasehold	Total
	fixtures	equipment		equipment	improvements
	$	$	$	$	$	$
Cost
Balance at January 1, 2016	151,786	102,692	11,707	425,003	84,906	776,094
Additions	-	-	-	-	-	-
Disposals	-	-	-	-	-	-
Balance at December 31, 2016	151,786	102,692	11,707	425,003	84,906	776,094
Additions	-	1,510	-	-	-	1,510
Disposals	-	-	-	-	-	-
Balance at December 31 2017	151,786	104,202	11,707	425,003	84,906	777,604

Accumulated Depreciation
Balance at January 1, 2016	129,249	101,834	11,707	366,323	84,906	694,019
Additions	4,181	857	-	41,634	-	46,672
Disposals	-	-	-	-	-	-
Balance at December 31, 2016	133,429	102,691	11,707	407,957	84,906	740,691
Additions	3,405	189	-	17,046	-	20,640
Disposals	-	-	-	-	-	-
Balance at December 31 2017	136,834	102,880	11,707	425,003	84,906	761,329

Carrying amounts
Balance at December 31, 2016	18,357	-	-	17,046	-	35,403
Balance at December 31, 2017	14,952	1,322	-	-	-	16,275

During the year ended December 31, 2017, depreciation in the amount of $62 (year ended December 31, 2016 - $42,819) was capitalized to exploration and evaluation assets.

8.	EXPLORATION AND EVALUATION ASSETS

	North Kivu	Ngayu	Total
Cost
Balance as at January 1, 2016	9 ,946,482	17,739,748	27,686,230
Additions	8 ,933	6 58,620	667,553
Earn-in Randgold payment	-	(646,014)	(646,014)
Balance as at December 31, 2016	$9,955,415	$17,752,354	$27,707,769
Additions	2 03,541	1,236,098	1,439,639
Adjustments	-	(412,549)	(412,549)
Earn-in Randgold payment	-	(1,251,296)	(1,251,296)
Balance as at December 31, 2017	$10,158,956	$17,324,607	$27,483,564

There is $150,000 of intangible exploration and evaluation expenditures as at December 31, 2017. The intangibles have not been included in the table above. There have not been any additions or disposals of intangible assets since January 1, 2014.

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015
(Expressed in U.S. dollars, except for per share amounts)

The Company’s exploration and evaluation assets are subject to renewal of the underlying permits and rights and other government royalties.

a.	North Kivu

The North Kivu project is situated in the North Kivu Province in eastern Congo to the northwest of Lake Edward and consists of various exploration permits. All of these exploration permits are currently under force majeure due to the poor security situation, affecting the Company’s ability to carry out the desired exploration activities. The duration of the event of force majeure is added to the time limit for execution of obligations under the permits. Exploration estimates to date have not advanced to the stage of being able to identify the quantity of possible resources available for potential mining. Under force majeure, the Company has no tax payment obligations and does not lose tenure of mining titles until force majeure is lifted.

b.	Ngayu

The Ngayu project consists of various exploration permits and is found within the Tshopo Province in the northeast of the Congo, approximately 270 kilometers northeast of Kisangani. The Ngayu project covers part of the Ngayu Archaean greenstone belt which is one of a number of greenstone belts in the north-east Congo Archaeancraton that includes the Kilo and Moto greenstone belts. These Archaean greenstone belts are the northwestern extensions of the Lake Victoria greenstone belt terrain that hosts a number of world class gold deposits including Geita and Bulyanhulu.

In 2015, due to a decrease in gold prices coupled with the reduction of the exploration budget, the Company conducted an impairment analysis whereby the carrying value of the Ngayu exploration and evaluation asset as at December 31, 2015 was assessed for possible impairment. The asset’s recoverable amount was calculated applying a fair value of $15 per ounce of gold in the ground, which was provided by a valuation analysis of an independent report on similar African exploration companies, to the Ngayu project’s Makapela estimated mineral resource. Since the carrying value of the asset was determined to be higher than its recoverable amount, an impairment loss of $2,300,000 was recorded during the year ended December 31, 2015. As at December 31, 2016 and 2017, the Company conducted an analysis of various factors and determined that therewas no further impairment recognized by IFRS 6, and no evidence to support an impairment reversal.

Randgold Agreement

In January 2016, the Company’s Congo subsidiary (“Loncor Congo”) entered into an agreement with Randgold Resources (DRC) Limited ("Randgold") with respect to a portion of the Company’s Ngayu project. This agreement provides for the potential future establishment of a joint venture special purpose company (“Mining Company”) between Loncor Congo and Randgold. The Mining Company will be established only if exploration activities undertaken by Randgold at the Ngayu project result in an approved completed pre-feasibility study on any gold discovery meeting the investment criteria of Randgold. The agreement does not include certain parcels of land surrounding and including the Makapela and Yindi prospects which are retained by Loncor Congo and do not form part of the agreement.

Loncor Congo shall only be called upon to contribute to the future costs of the Mining Company after the approval of the completed pre-feasibility study. The parties will then (a) contribute to the funding required pro rata to their participating interests (65% for Randgold and 35% for Loncor Congo, less the free carried interest attributable to Congo authorities under applicable law, determined at the time of establishment) once the Mining Company has been established and any mining rights with respect to the area of discovery are transferred to the Mining Company, or (b) be diluted. The decision-making committee of the Mining Company will determine whether the funding is contributed (for the purpose of funding the Mining Company) by way of equity or shareholder loans.

9.	INTANGIBLE ASSETS

The Company’s intangible assets include licenses and rights. Based on management’s assessment, these intangible assets have been valued at $1 as their fair value is nominal.

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015
(Expressed in U.S. dollars, except for per share amounts)

10.	SEGMENTED REPORTING

The Company has one operating segment: the acquisition, exploration and development of precious metal projects located in the Congo. The operations of the Company are located in two geographic locations, Canada and the Congo. Geographic segmentation of non-current assets is as follows:

December 31, 2017

	Property, plant and		Exploration and
	equipment	Intangible assets	evaluation
Congo	$1,174	-	$27,633,564
Canada	$15,101	$1	-
	$16,275	$1	$27,633,564

December 31, 2016

	Property, plant and		Exploration and
	equipment	Intangible assets	evaluation
Congo	$18,486	-	$27,857,769
Canada	$16,916	$1	-
	$35,403	$1	$27,857,769

11.	ACCOUNTS PAYABLE

The following table summarizes the Company’s accounts payable:

	December 31, 2017	December 31, 2016
Exploration and evaluation expenditures	$2 27,537	$228,839
Non-exploration and evaluation expenditures	$1 32,114	$174,774

Total Accounts Payable	$3 59,651	$403,613

12.	LOAN

On September 1, 2017,the Company received a loan from an arm’s length party in the amount of $119,565 ($150,000 CDN) that is unsecured and bears interest at 8% per annum and is payable within one year. Total interest accrued on the loan as at December 31, 2017 is $3,188.

13.	SHARE CAPITAL

a)	Authorized

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
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015
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

In February 2016, the Company closed a non-brokered private placement of 67,000,000 common shares of the Company at a price of Cdn$0.015 per share for gross proceeds of Cdn$1,005,000 (the "Offering"). Arnold T. Kondrat, President, Chief Executive Officer and a director of the Company, acquired 60,000,000 of the shares issued under the Offering. Mr. Kondrat currently holds 74,300,818 (or 46.82%) of the outstanding common shares of the Company. A portion of the proceeds of the Offering were used to repay short term, non-interest bearing loans totalling Cdn$825,000 provided to the Company by Mr. Kondrat.

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

As of December 31, 2017, the Company had issued and outstanding 158,689,732 common shares (December 31, 2016 – 153,189,732) and no preference shares are issued and outstanding.

c)	Common share purchase warrants

As at December 31, 2017, the Company had outstanding 3,625,000 (December 31, 2016 – 875,000) common share purchase warrants. No warrants were forfeited or cancelled during the year ended December 31, 2017 (year ended December 31, 2016 – nil). The common share purchase warrants are classified as a liability because they are a derivative financial instrument due to their exercise price differing from the functional currency of the Company. The common share purchase warrants are re-valued at year and period end, with a gain or loss reported on the consolidated statement of comprehensive loss. During the year ended December 31, 2017, the Company recognized in the consolidated statement of comprehensive loss a gain of $314,317 (2016 – loss of $6,452) representing the change in fair value on this derivative financial instrument. The following table summarizes the Company’s common share purchase warrants outstanding as at December 31, 2017:

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015
(Expressed in U.S. dollars, except for per share amounts)

		Granted							Remaining
	Opening	during			Closing	Exercise	Exerciseperiod		contractuallife
DateofGrant	Balance	period	Exercised	Expired	Balance	Price	(months)	ExpiryDate	(months)
29/06/2016	875,000	-	-	-	875,000	$0.18	24	29/06/2018	6
03/02/2017	-	2,000,000	-	-	2,000,000	$0.18	24	03/02/2019	13
28/02/2017	-	750,000	-	-	750,000	$0.18	24	28/02/2019	14
	875,000	2,750,000	-	-	3,625,000

The value of the warrants was calculated using the Black-Scholes model and the assumptions at grant date and period end date were as follows:

(i)

Risk-free interest rate: 0.48% - 1.66%, which is based on the Bank of Canada benchmark bonds yield 2 year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the warrants

(ii)	Expected volatility: 112.46% - 179.41%, which is based on the Company’s historical stock prices
(iii)	Expected life: 1 - 2 years
(iv)	Expected dividends: $Nil

d)	Loss per share

Loss per share was calculated on the basis of the weighted average number of common shares outstanding for the year ended December 31, 2017 amounting to 158,074,664 (year ended December 31, 2016 – 142,123,979) common shares. The diluted weighted average number of common shares outstanding for the year ended December 31, 2017 amounted to 158,074,664 (year ended December 31, 2016 - 142,123,979) common shares. During the year ended December 31, 2017, fully diluted earnings per share calculated by adding 2,400,000 (December 31, 2016 – 3,215,000) common shares related to stock options and 3,625,000 common share purchase warrants were the same as the basic earnings per share because they were anti-dilutive.

14.	SHARE-BASED PAYMENTS

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

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015
(Expressed in U.S. dollars, except for per share amounts)

The following tables summarize information about stock options:

For the year ended December 31, 2017:

		During the Period					Weighted
							average
Exercise Price	Opening Balance					Closing Balance	remaining	Vested &	Unvested
Range (Cdn$)		Granted	Exercised	Forfeiture	Expired		contractual	Exercisable
							life (years)
0-0.99	2,400,000	-	-	-	-	2,400,000	3.19	1,800,000	600,000
1.00 - 1.25	815,000	-	-	(25,000)	(790,000)	-	0.00	-	-
	3,215,000	-	-	(25,000)	(790,000)	2,400,000	3.19	1,800,000	600,000
Weighted Average Exercise Price (Cdn$)	0.31	-	-	-	-	0.06		0.06	0.06

For the year ended December 31, 2016:

		During the Period					Weighted
							average
Exercise Price	Opening Balance					Closing Balance	remaining	Vested &	Unvested
Range (Cdn$)		Granted	Exercised	Forfeiture	Expired		contractual	Exercisable
							life (years)
0-0.99	-	2,400,000	-	-	-	2,400,000	3.13	600,000	1,800,000
1.00 - 1.25	815,000	-	-	-	-	815,000	0.24	815,000	-
2.45 - 2.69	580,000	-	-	-	(580,000)	-	0.00	-	-
	1,395,000	2,400,000			(580,000)	3,215,000	2.40	1,415,000	1,800,000
Weighted Average Exercise Price (Cdn$)	1.71	0.06			2.65	0.31		0.63	0.06

There were no stock options granted during the year ended December 31, 2017. The weighted average grant date fair value of stock options as at December 31, 2017 was estimated at Cdn$0.04 per stock option (year ended December 31, 2016 – Cdn$0.11) .

During the year ended December 31, 2017, the Company recognized in the statement of comprehensive loss as an expense $22,309 (year ended December 31, 2016 – $55,176) representing the vesting of the fair value at the date of grant of stock options previously granted to employees, directors and officers under the Company’s Stock Option Plan.

15.	COMMITMENTS AND CONTINGENCIES

Environmental

The Company’s exploration and evaluation activities are subject to laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company believes its activities are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future expenditures to comply with such laws and regulations.

Lease Commitments

The Company has in place a lease agreement for the head office location in Toronto, Canada, (with monthly obligation of U.S. dollar equivalent of Cdn $18,442) to August 2019.

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015
(Expressed in U.S. dollars, except for per share amounts)

16.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

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

The fair value of warrants (note 13c) would be included in the hierarchy as follows:

31-Dec-17

Liabilities:	Level 1	Level 2	Level 3
Canadian dollar common share purchase warrants	-	$67,305	-

31-Dec-16

Liabilities:	Level 1	Level 2	Level 3
Canadian dollar common share purchase warrants	-	$85,633	-

b)	Risk Management Policies

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
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015
(Expressed in U.S. dollars, except for per share amounts)

The following table indicates the impact of foreign currency exchange risk on net working capital as at December 31, 2017. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Canadian dollar which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Canadian dollar would have had the equal but opposite effect as at December 31, 2017.

December31,2017
Canadian dollar
Cash and cash equivalents	1 ,913
Accounts payable and accrued liabilities	(243,014)
Employee retention allowance	(261,138)
Total foreign currency financial assets and liabilities	(502,239)
Foreign exchange rate at December 31, 2017	0 .7971
Total foreign currency financial assets and liabilities in US $	(400,334)
Impact of a 10% strengthening of the US $ on net loss	(40,033)

d)	Credit Risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents, advances receivable, and due from related parties. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal. The credit risk of advances receivable is, in management opinion, normal given ongoing relationships with those debtors.

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

The carrying amount of financial assets represents the maximum credit exposure. The Company’s gross credit exposure at December 31, 2017 and December 31, 2016 was as follows:

	December 31,	December 31,
	2017	2016
Cash and cash equivalents	$20,162	$21,520
Advances receivable	$175,501	$98,352
Due from related parties	$4,518	$0
	$200,181	$119,872

e)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents and equity capital markets. All financial obligations of the Company including accounts payable of $359,651, accrued liabilities of $67,132, due to related parties of $237,305, employee retention allowance of $208,153 and a loan of $122,753 are due within one year.

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015
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

	December 31,	December 31,
	2017	2016
Share capital	$77,286,874	$77,048,991
Reserves	$8,219,502	$8,197,193
Deficit	$(58,650,391)	$(58,589,102)
Common share purchase warrants	$67,305	$85,633
	$26,923,290	$26,742,715

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body, other than the TSX which requires adequate working capital or financial resources to maintain operations and cover general and administrative expenses.

17.	SUPPLEMENTAL CASH FLOW INFORMATION

During the periods indicated the Company undertook the following significant non-cash transactions:

		For the year ended
	Note	December 31, 2017	December 31, 2016	December 31, 2015

Depreciation included in exploration and evaluation assets	8	$62	$4 2,819	$8 2,272
Employee retention allowance included in exploration and evaluation assets	18	$-	$9 ,800	$9 ,800
Exploration and evaluation expenditures by Randgold		$1,251,286	$2 50,786	$-

18.	EMPLOYEE RETENTION ALLOWANCE

The Company has an incentive employee retention plan under which an amount equal to one month salary per year of service is accrued to each qualified employee up to a maximum of 10 months (or 10 years of service with the Company and/or a related company). To qualify for this retention allowance, an employee must complete two years of service with the Company and/or a related company. The full amount of retention allowance accumulated by a particular employee is paid out when the employee is no longer employed with the Company, unless other arrangements are made or unless there is a termination due to misconduct, in which case the retention allowance is forfeited. There is uncertainty about the timing and amount of these potential outflows. As at December 31, 2017, the Company estimated a total provision of $208,153 (December 31, 2016 - $596,849).

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015
(Expressed in U.S. dollars, except for per share amounts)

The following table summarizes information about changes to the Company’s employee retention provision during the year ended December 31, 2017.

$
Balance at December 31, 2015	570,487
Additions	21,255
Foreign exchange gain	5,107
Balance at December 31, 2016	596,849
Additions	10,396
Change in estimate	(412,549)
Foreign exchange gain	13,457
Balance at December 31, 2017	208,153

19.	INCOME TAXES

a)	Provision for Income Taxes

Major items causing the Company’s effective tax rate to differ from the combined Canadian federal and provincial statutory rate of 26.5% (2012 – 28.25%) were as follows:

	Years Ended December 31,
	2017	2016	2015
	$	$	$
Net loss for the year	(61,287)	(497,610)	(2,417,247)
Combined federal and provincial income tax rates	26.50%	26.50%	26.50%
Income tax recovery at Canadian federal and provincial statutory rates	(16,000)	(131,867)	(640,570)

Permanent differences	(77,000)	13,679	(49,263)
Difference between Canadian rates and rates applicable to subsidiary in the Foreign Jurisdictions	-	-	(80,501)
Foreign exchange differences	-	(91,671)	575,147
Other	2,000	7,219	1,887
Change in unrecognized deferred tax asset	91,000	202,640	193,300
Income tax expense	-	-	-

b)	Deferred Income Taxes

Deferred income taxes assets have not been recognized in respect to the following deductible temporary differences:

	2017	2016
	$	$
Non-capital losses carried forward	15,953,000	13,514,706
Financing costs - Canada	7,000	-
Fixed assets - Canada	255,000	185,547
Exploration and evaluation properties - Congo	31,242,000	31,000,260
Total	47,457,000	44,700,513

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015
(Expressed in U.S. dollars, except for per share amounts)

Non-capital losses in Canada expire in the following years:

2026	$46,000
2027	215,000
2028	772,000
2029	879,000
2030	1,982,000
2031	3,381,000
2032	2,852,000
2033	2,538,000
2034	1,135,000
2035	810,000
2036	798,000
2037	545,000
$15,953,000