Form 20-F/A
period 2017-12-31
Loncor Resources Inc.
filed 2018-05-04
CIK 1472619

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
Amendment No. 1

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
Emerging growth company [ X ]

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
Yes  [  ]  No  [ X ]

Explanatory Note

This Amendment No. 1 to the Annual Report on Form 20-F of Loncor Resources Inc. for the year ended December 31, 2017 (the “2017 20-F”), which was filed with the Securities and Exchange Commission on April 5, 2018, is being filed solely to furnish Exhibit 101 in accordance with Rule 405 of Regulation S-T. Exhibit 101, which contains interactive data files in eXtensible Business Reporting Language (XBRL) not previously filed with the 2017 20-F due to the 30-day grace period for initial interactive data submission.

Except as described above, this Amendment No. 1 does not, and does not purport to, amend, update or restate any information set forth in the 2017 20-F or reflect any events that occurred subsequent to the filing of the 2017 20-F on April 5, 2018.

Item 19.	Exhibits
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Linkbase Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

* In accordance with Rule 402 of Regulation S-T, the information in these exhibits shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the Annual Report on Form 20-F on its behalf.

Date: May 3, 2018

LONCOR RESOURCES INC.
(Registrant)

By: (signed) "Arnold T. Kondrat"________
Arnold T. Kondrat
President and Chief Executive Officer