Form 20-F
period 2018-12-31
Loncor Resources Inc.
filed 2019-04-12
CIK 1472619

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2018

OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 For the transition period from _______ to ______

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

Contact: Geoffrey G. Farr; E-mail: gfarr@loncor.com; Telephone: (416) 361-2510; Address: 1
First Canadian Place, 100 King Street West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:
Common Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2018:
187,389,732 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [   ]   No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes [   ]   No [X]

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X]   No [   ]

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
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

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE ESTIMATES

Resource estimates in this Form 20-F, including the documents incorporated by reference herein, have been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Without limiting the foregoing, this Form 20-F, including the documents incorporated by reference herein, uses the terms "indicated" and "inferred" resources. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the U.S. Securities and Exchange Commission (the "SEC") has not historically recognized them under SEC Industry Guide 7. Pursuant to SEC Industry Guide 7, mineralization has historically not been classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of indicated resources will ever be converted into reserves. Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the "inferred resources" will ever be upgraded to a higher category. Therefore, U.S. investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report mineral deposits that do not constitute "reserves" as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this Form 20-F or in the documents incorporated by reference, may not be comparable to information made public by U.S. companies pursuant to SEC Industry Guide 7.

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

Item 3. Key Information

A. Selected Financial Data

The selected consolidated financial information set forth below for each of the five years ended December 31, 2018, 2017, 2016, 2015 and 2014, which is expressed in United States dollars (the Company prepares its financial statements in United States dollars), has been derived from the Company's audited consolidated financial statements as at and for the financial years ended December 31, 2018, 2017, 2016, 2015 and 2014. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board, which differ in certain respects from the principles the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States. The selected consolidated financial information should be read in conjunction with the discussion in Item 5 of this Form 20-F and the consolidated financial statements and related notes thereto filed as part of this Form 20-F under Item 18. Historical results from any prior period are not necessarily indicative of results to be expected for any future period.

		(in $000 except share data)
	2018	2017	2016	2015	2014
Revenue	$-	$-	$-	$-	$-
Net income (loss) from operations	(665)	(61)	(498)	(2,417)	(2,903)
Net income (loss) for the year	(665)	(61)	(498)	(2,417)	(2,903)
Basic and diluted net income (loss) per share	(0.00)	(0.00)	(0.00)	(0.03)	(0.04)
Current assets	702	268	188	131	168
Exploration and evaluation assets	28,345	27,634	27,858	27,836	29,591
Total assets	29,067	27,918	28,081	28,049	29,951
Total liabilities	784	1,062	1,424	1,758	1,769
Net assets	28,282	26,856	26,657	26,292	28,183
Share capital	79,376	77,287	77,049	76,241	75,715
Shareholders' equity	28,282	26,856	26,657	26,292	28,183
Weighted average common shares outstanding (in thousands)	172,997	158,075	142,124	82,573	73,440

Exchange Rates

On March 21, 2019, the buying rate in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York, was US$1.00 = Cdn$1.3369. The following table sets forth, for each of the years or, as applicable, months indicated, additional information with respect to the noon buying rate for US$1.00 in Canadian dollars and are based upon the rates quoted by the Federal Reserve Bank of New York.

Rate	2018	2017	2016	2015	2014
Average (1)	1.2999	1.2971	1.3229	1.2906	1.1083

___________________________
(1) The average rate means the average of the exchange rates on the last day of each month during the year.

	October	November	December	January	February	March
Rate	2018	2018	2018	2019	2019	2019(1)
High	1.3133	1.3328	1.3644	1.3591	1.3307	1.3445
Low	1.2799	1.3098	1.3190	1.3140	1.3095	1.3277

___________________________
(1) Provided for the period from March 1, 2019 to March 21, 2019.

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

The Company has not generated revenues from operations and there is no assurance that it will produce revenue, operate profitably or provide a return on investment in the future. The Company has only incurred operating losses, and the development of its projects is at an early stage. The Company produced a loss of US$664,762 for the year ended December 31, 2018, and, as of that date, the Company’s deficit was US$59,315,152 and the Company had a working capital deficit of US$81,203 which casts substantial doubt on the Company’s ability to continue as a going concern. The Company is subject to the risks and challenges experienced by other companies at a comparable stage. These risks include, but are not limited to, continuing losses and the ability to secure adequate financing or to complete corporate transactions to meet the minimum capital required to successfully complete its projects and fund other operating expenses.

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

The auditor’s report issued in respect of the Company’s 2018 annual consolidated financial statements contains the following paragraph:

"The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company produced a net loss for the year ended December 31, 2018 and as of that date the Company had a working capital deficit. These conditions, along with other matters as set forth in Note 2, indicate the existence of a material uncertainty that casts substantial doubt on the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty."

The assets and operations of Loncor are subject to political, economic and other uncertainties as a result of being located in the DRC.

Loncor's projects are located in the DRC. The assets and operations of the Company are therefore subject to various political, economic and other uncertainties, including, among other things, the risks of war and civil unrest, hostage taking, expropriation, nationalization, renegotiation or nullification of existing licenses, permits, approvals and contracts, taxation policies, foreign exchange and repatriation restrictions, changing political conditions, international monetary fluctuations, currency controls and foreign governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Changes, if any, in mining or investment policies or shifts in political climate in the DRC may adversely affect Loncor's operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights, could result in loss, reduction or expropriation of entitlements. In addition, in the event of a dispute arising from operations in the DRC, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. It is not possible for the Company to accurately predict such developments or changes in laws or policy or to what extent any such developments or changes may have a material adverse effect on the Company's operations. Should the Company's rights or its titles not be honoured or become unenforceable for any reason, or if any material term of these agreements is arbitrarily changed by the government of the DRC, the Company's business, financial condition and prospects will be materially adversely affected.

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

The Company has incurred losses from operations since it became a mineral exploration company in November 2008 and the Company expects to incur losses from operations for the foreseeable future. The Company had an accumulated deficit of US$59,315,152 as of December 31, 2018. The losses do not include capitalized mineral property exploration costs. The Company expects to continue to incur losses unless and until such time as one or more of its properties enter into commercial production and generate sufficient revenues to fund continuing operations. The development of the Company's properties will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultants' analysis and recommendations, the rate at which operating losses are incurred, and the Company's acquisition of additional properties, some of which are beyond the Company's control. There can be no assurance that the Company will ever achieve profitability.

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

The Company’s main focus is its Ngayu project. Any adverse development affecting the progress of this project may have a material adverse effect on the Company's financial performance and results of operations.

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

The Company is subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the SEC, the Canadian Securities Administrators, the Toronto Stock Exchange, and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by the United States Congress, making compliance more difficult and uncertain. For example, on July 21, 2010, the United States Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act, pursuant to which the SEC adopted rules which require a company filing reports with the SEC to disclose on an annual basis whether certain “conflict minerals” necessary to the functionality or production of a product manufactured by such company originated in the DRC or any adjoining country. The Company currently holds properties located in the DRC. It is possible that the SEC rules regarding conflict minerals could adversely affect the value of the minerals mined in the DRC, which may impact the value of the Company’s interests in those properties. The Company’s efforts to comply with the Dodd-Frank Act, the rules and regulations promulgated thereunder, and other new rules and regulations have resulted in, and are likely to continue to result in, increased general and administration expenses and a diversion of management time and attention from potential revenue-generating activities to compliance activities.

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

The Company’s common shares are traded exclusively in the United States on the OTC Pink tier of the OTC Markets. The Company’s common shares previously traded on the NYSE American, and the OTC Pink does not require the same level of disclosure and compliance requirements compared to the NYSE American. The Company is still, however, required to meet its SEC filing requirements and to meet its Toronto Stock Exchange and Canadian filing, compliance and disclosure requirements. As the Company’s common shares are no longer listed on the NYSE American, shareholders will not be able to trade its common shares on the NYSE American and certain federal and state securities law exemptions for its common shares would no longer be available. Consequently, the trading market for the Company’s securities in the United States will be limited.

Item 4. Information on the Company

A. History and Development of the Company

The Company is a corporation which was formed under the Ontario Business Corporations Act on August 24, 1993. The head office and registered office of the Company is located at 1 First Canadian Place, Suite 7070, 100 King Street West, Toronto, Ontario, M5X 1E3, Canada. The telephone number of such office is (416) 361-2510.

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

In October 2012, the Company completed two financings concurrently, raising total gross proceeds of Cdn$14,799,750. The first financing involved the issuance of 9,245,000 common shares of the Company at a price of Cdn$1.05 per share for aggregate gross proceeds of Cdn$9,707,250. This offering was conducted by a syndicate of investment dealers and was made by way of a short form prospectus filed with securities regulatory authorities in all of the provinces of Canada (other than Québec). The said shares were also offered on a private placement basis in certain jurisdictions outside of Canada. The second financing involved a non-brokered private placement to Newmont of 4,850,000 common shares of the Company at a price of Cdn$1.05 per share for aggregate gross proceeds of Cdn$5,092,500. As of the date of this Form 20-F, Newmont holds 14,550,000 (representing 7.77%) of the outstanding common shares of the Company.

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

In May 2017, the Company announced that Randgold had commenced exploration ground work on priority targets resulting from the JV Survey undertaken by Randgold as part of the Joint Venture.

On June 19, 2018, the Company closed a non-brokered private placement of 1,700,000 common shares of the Company at a price of Cdn$0.10 per share for gross proceeds of Cdn$170,000. Mr. Arnold T. Kondrat (“Kondrat”), who is President, Chief Executive Officer and a director of the Company, purchased 700,000 of the shares issued under this financing.

On June 26, 2018, private placement and share swap transactions (the “Transactions”) were completed with Resolute Mining Limited (“Resolute”). Pursuant to the private placement Transaction, the Company issued 26,000,000 common shares to Resolute at a price of Cdn$0.10 per share for gross proceeds of Cdn$2,600,000. Pursuant to the share swap Transaction, Resolute purchased 25,000,000 common shares of Loncor held by Kondrat in exchange for the issuance on or before July 16, 2018 by Resolute to Kondrat of Cdn$2,500,000 worth of Resolute ordinary shares (capped at a maximum of 3,000,000 Resolute shares).

Also in June 2018, Loncor Subco acquired all of the outstanding shares of Navarro Resources SARL (“Navarro”) and Devon Resources SARL (“Devon”), which hold exploration permits covering ground in the Ngayu gold belt, thereby increasing Loncor's holdings in the Ngayu gold belt. The Devon properties currently consist of three exploration permits situated in the province of Haut-Uele in northeastern DRC. The Navarro properties currently consist of six exploration permits also situated in the provinces of Ituri and Haut-Uele in northeastern DRC. The consideration for the acquisition of Devon comprised the issuance by the Company of 1,000,000 common shares of the Company valued at Cdn$100,000, payment of US$75,000 in cash and payment of US$190,000 in satisfaction of an outstanding loan provided by Devon to the Company. The purchase price for the acquisition of Navarro was US$300,000 which was paid for by the settlement of a US$300,000 loan provided by Loncor to Navarro.

In November 2018, the Company issued a press release providing an update on exploration activities undertaken by Randgold on Loncor’s Ngayu project as part of the Joint Venture. In this press release, Loncor reported that exploration in 2018 has been focused on the Anguluku prospect area where drill targets have now been defined and along the 30 kilometre strike Imva fold area in the west of the Ngayu belt, where a new base camp has been established at Mambati. A number of prospects are being assessed along the Imva fold structure including Mambati, Elshadai, Angundali, Mondarabe, Bavadilli, Bakpan, Itali and Bikira. Loncor also reported in the said press release that it was proposed to commence in 2019 a ten core hole (2,490 metres) drilling program at Anguluku to test 4,500 metres of strike.

B. Business Overview

General

Loncor is a Canadian gold exploration company focused on two projects in the DRC, the Ngayu and North Kivu projects. The Ngayu project comprises 12 exploration permits (which permits are held by the Company’s wholly-owned DRC subsidiary, Loncor Resources Congo SARL) that cover large parts of the Ngayu Archaean greenstone belt in Tshopo province in the northeast portion of the DRC. The North Kivu project comprises 47 exploration permits owned or controlled by Loncor, covering an area of approximately 13,000 square kilometres in North Kivu province located west of the city of Butembo. Both projects have historic gold production. Additional information with respect to the Company's projects can be found below under "Loncor Mineral Properties".

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

C. Organizational Structure

Loncor has one direct material subsidiary, Loncor Resources Congo SARL, which is wholly-owned by Loncor and was incorporated in the DRC.

Loncor Resources Congo SARL has two direct subsidiaries, Navarro Resources SARL and Devon Resources SARL, each of which is wholly-owned by Loncor Resources Congo SARL and was incorporated in the DRC.

D. Property, Plants and Equipment

The Company does not have any material tangible fixed assets.

Loncor’s Mineral Properties

Loncor’s exploration activities have been focused on two projects in the DRC, the Ngayu and North Kivu projects. The information in this Form 20-F relating to Loncor’s projects is as of December 31, 2018 unless otherwise specified.

Ngayu Project

Certain of the following disclosure relating to the Company’s Ngayu gold project is derived from the independent technical report (the "Ngayu Technical Report") dated May 29, 2012 and entitled "Updated National Instrument 43-101 Independent Technical Report on the Ngayu Gold Project, Orientale Province, Democratic Republic of the Congo" prepared for Loncor by Venmyn Rand (Pty) Ltd ("Venmyn"). A copy of the Ngayu Technical Report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov. The exploration work being carried out (and the results obtained) by Randgold under the Joint Venture are not included in this section of the Form 20-F other than at the end of this section under “Joint Venture with Randgold”.

Property Description and Location

The Ngayu gold project is situated approximately 300 kilometres northeast of Kisangani and 70 kilometres to the west of the Okapi Game Reserve in the Tshopo Province (formerly, Orientale Province) of the DRC (see Figure 1 below). The project is located 470 kilometres and 400 kilometres north-northwest of Bukavu and Goma, respectively and is situated 130 kilometres northwest of Loncor’s North Kivu project. It is made up of a total of 12 exploration permits (or "PRs") held by the Company through its wholly-owned DRC subsidiary, Loncor Resources Congo SARL, which cover an area of approximately 960 square kilometres.

Legal Aspects and Tenure

The Ngayu project consists of 12 PRs numbered 1793 to 1806, excluding 1795 and 1799, held by the Company’s wholly-owned DRC subsidiary, Loncor Resources Congo SARL. The Ngayu project PRs were renewed on February 9, 2017 and will expire on February 9, 2022. The PR details are shown in Table 1 below.

Table 1: License Details for the PRs of the Ngayu Project

PR NO.	LICENCE NO.	HOLDER	DATE OF ISSUE	DATE OF EXPIRY	MINERALS	AREA (km 2)
1793	NO° CAMI/CR/3169/2007	Loncor Resources Congo SARL	10-Feb-2007	09-Feb-2022	Fe,Au, Sn, Cu, Pt, Ag, W, Co, Nb and Ta	94.30005
1794	NO° CAMI/CR/3170/2007	Loncor Resources Congo SARL	10-Feb-2007	09-Feb-2022	Fe,Au, Sn, Cu, Pt, Ag, W, Co, Nb and Ta	98.5478
1796	NO° CAMI/CR/3172/2007	Loncor Resources Congo SARL	10-Feb-2007	09-Feb-2022	Fe,Au,Sn, Cu, Pt, Ag, W, Co, Nb and Ta	75.60995
1797	NO° CAMI/CR/3173/2007	Loncor Resources Congo SARL	10-Feb-2007	09-Feb-2022	Fe,Au,Sn, Cu, Pt, Ag, W, Co, Nb and Ta	78.1586
1798	NO° CAMI/CR/3174/2007	Loncor Resources Congo SARL	10-Feb-2007	09-Feb-2022	Fe,Au,Sn, Cu, Pt, Ag, W, Co, Nb and Ta	89.20275
1800	NO° CAMI/CR/3176/2007	Loncor Resources Congo SARL	10-Feb-2007	09-Feb-2022	Fe,Au,Sn, Cu, Pt, Ag, W, Co, Nb and Ta	82.40635
1801	NO° CAMI/CR/3177/2007	Loncor Resources Congo SARL	10-Feb-2007	09-Feb-2022	Fe,Au,Sn, Cu, Pt, Ag, W, Co, Nb and Ta	82.40635
1802	NO° CAMI/CR/3178/2007	Loncor Resources Congo SARL	10-Feb-2007	09-Feb-2022	Fe,Au,Sn, Cu, Pt, Ag, W, Co, Nb and Ta	79.8577
1803	NO° CAMI/CR/3179/2007	Loncor Resources Congo SARL	10-Feb-2007	09-Feb-2022	Fe,Au,Sn, Cu, Pt, Ag, W, Co, Nb and Ta	90.90185
1804	NO° CAMI/CR/3180/2007	Loncor Resources Congo SARL	10-Feb-2007	09-Feb-2022	Fe,Au, Sn, Cu, Pt, Ag, W, Co, Nb and Ta	61.1676
1805	NO° CAMI/CR/3181/2007	Loncor Resources Congo SARL	10-Feb-2007	09-Feb-2022	Fe,Au, Sn, Cu, Pt, Ag, W, Co, Nb and Ta	86.6541
1806	NO° CAMI/CR/3182/2007	Loncor Resources Congo SARL	10-Feb-2007	09-Feb-2022	Fe,Au, Sn, Cu, Pt, Ag, W, Co, Nb and Ta	40.7784

Surface Rights Owners

According to the DRC laws, the surface rights and the mineral rights pertaining to one property are not separated. Loncor therefore has access to both the surface and mineral rights to the Ngayu project.

Surface Fees and Provincial Taxes

In order to maintain a PR in good standing under DRC law the title holder is required to make annual surface fee and surface tax payments to the State Treasury and the Provincial Tax authorities, respectively. To qualify for permit renewal the applicant must demonstrate that it has paid all surface fees and provincial taxes and has complied with environmental obligations. All surface fees and provincial taxes for the Ngayu project PRs have been paid and the PRs are currently in good standing. In 2018, amounts of US$194,315 and US$4,996 were paid for surface fees and provincial taxes respectively.

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

Figure 1

REGIONAL LOCATION OF THE NGAYU PROJECT
DRC
CENTRAL AFRICAN REPUBLIC
SUDAN
CAMEROON
GABON
CONGO
CABINDA
ANGOLA
ZAMBIA
TANZANIA
UGANDA
RWANDA
BURUNDI
Atlantic Ocean
Bangui
NGAYU PROJECT
HAUT ZAIRE
Okapi Game Lodge
MANGUREDJIPA PROJECT
Kisangani
Beni
Butembo
Mbandaka
NORD KIVU
Goma
Bukavu
SUD KIVU
KINSHASA
Brazzaville
Kinshasa
BANDUNDU
KASAI ORIENTAL
MANIEMA
KASAI OCCIDENTAL
Kananga
Mbuji-Mayi
BAS-ZAIRE
Matadi
SHABA
Lubumbashi
Congo
Lake Albert
Lake Edward
Lake Kivu
Lake Tanganyika
Lake Mweru
Lac Mai-Ndombe
Kasai
N
5°N
0°
5°S
10°S
15°E
20°E
25°E
30°E
0
Scale
300km
LEGEND:
Main Road
Railway
District Boundary (Provincial)
Town
River
Airport
National Boundary
Project Boundary
Source: DK World Atlas

The DRC Mining Code levies a 3.5% royalty on production of precious metals. Furthermore, the DRC Mining Code stipulates that a 10% free-carried interest be awarded to a Congolese State owned company at no charge. Surface fees for PEs are US$6 per hectare (approximately US$589 per carre), irrespective of commodity.

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

Environmental Liabilities

Loncor currently has no environmental liabilities or penalties pending for the Ngayu project. At this phase of exploration, very little damage has been done to the environment. Trenches dug for sampling purposes are rehabilitated fully once the sampling process has been completed. Similarly, drill pads have been rehabilitated after drilling activities. The exploration camp at Yindi was built utilising an abandoned historic mining site with as little clearance as possible. Should the project be abandoned for any reason, the locals will be able to use the camp for residential purposes. Loncor does not foresee any significant environmental expenditure at this stage of the project. Each year environmental reports are submitted to the government.

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

Access to the Ngayu project has been by poorly maintained dirt tracks. These tracks converge towards a 760 kilometre well-maintained network of gravel roads that connect the towns of Kisangani, Nia-Nia and Butembo. The track between Bomili and Isiro is in extremely poor condition and only accessible by motor bike. The track between Nia-Nia, Wamba and Isiro is also in poor condition, but has been upgraded by the government recently. Kisangani has a tarred air strip and receives flights from Kinshasa. There is a grass airstrip at Nia Nia and Isiro also has a gravel air strip and receives flights from Kisangani and Bunia. There is a railway running through the town of Isiro, but this is no longer in service.

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

The land around the Ngayu project is mainly equatorial rain forest, with very tall trees and grass. A few small villages exist around the project area. Some wild animals exist in and around the area but most have been hunted out by the local population. Natural water sources are abundant. Groundwater potential has not been investigated. No electricity has been available in the area except in the Yindi camp. The closest hydro-electric power station is situated near Kisangani. The towns of Yindi, Bomili, Wamba and Nia-Nia are potential sources of a workforce.

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

In the region bordering the Western Rift, NNE-SSW trending shear belts, ca. 950Ma old, strongly reactivated parts of the West-Nile gneissic Complex. Parallel trending belts cutting through the Kibalian zone of Kilo are probably linked to the same event. The tectonic episodes of ca. 790Ma and 700Ma affected the northern flank of the Upper Congo Granitoid Complex and consequently the Kibalian zone of Moto. By reactivating the late-Archaean suture between the West-Nile Complex and the Congo Granitoid Complex, these episodes contributed to the present shape of the Moto zone.

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

Mineralization

Gold is the only commodity to have been extracted commercially in the Ngayu belt. Several years ago Rio Tinto assessed the BIF as a potential source of iron ore, but although haematite-rich zones of good grade were reportedly drilled, tonnage was below the economic requirement. Diamonds are recovered by artisanal miners from the Ngayu River; the source of the stones is unknown, but is probably outside the area under discussion. No other mineral occurrences of potential significance are known.

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

Several styles of gold mineralization have been identified in the Ngayu belt and are summarised below:

Shear-zone hosted gold:

•	Mineralization of shears within BIF, or on the BIF contacts, leading to quartz veining and sulphidation of the BIF and immediate wall-rock, e.g. Adumbi, Makapela Reef 2.
•

Mineralization of shears within basalts and schists (and to a much lesser extent intermediate intrusives) resulting in discrete auriferous quartz veins with limited wall- rock mineralization, e.g. Makapela Reef 1, and the Yindi vein field.

Disseminated mineralization in BIF:

•	Sulphidation of BIF by fluids utilizing nearby cross-cutting and parallel structures, such as thrusts and shears e.g. Yindi BIF-hosted mineralization and Nagasa Anomaly

1. This style of mineralization has the potential to form deposits of very large size, e.g. Geita in Tanzania.

Sheeted veins:

•

Shear zones resulting in auriferous sheeted quartz veins and veinlets developing mainly parallel to the foliation and forming packages over widths of up to 40 metres, often with disseminated mineralization between the veins, e.g. Itali, Mondarabe.

Elluvial/Colluvial deposits:

•	Artisanal mining of weathered gold mineralization preserved as elluvial or colluvial material, is widespread throughout the belt, particularly in the Imva Fold area and Anguluku.

Alluvial deposits:

•	Palaeoalluvial deposits are locally exploited by artisanals by digging pits to the basal gravel layer of old river channels, e.g. Nagasa, Mondarabe, Matete.
•	Exploitation of modern alluvium is widespread throughout the Ngayu belt, and is particularly common in the Imva Fold area.

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

  Competency contrasts between the BIF and the interlayered rocks.
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

  pyritisation of magnetite bands in the BIF;
  massive pyritisation of the BIF;
  disseminated pyrite in the schist; and
  quartz veining within both lithologies.

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
NYDD017
NYDD010
1m @ 1.36 g/t
Average for Yindi main
= 12.90m (10.96m True)
@ 1.20 g/t. 350m Strike
NYDD015
1.00m @ 0.82 g/t
8.00m @ 2.11 g/t
1.88m @ 0.89 g/t
6.28m @ 0.71 g/t
Golgota Workings
21.30m @ 3.31 g/t
NYDD012
6.10m @ 2.52
5.62m @ 1.61 g/t
5.95m @ 2.73 g/t
24.04m @ 1.45 g/t
7.90m @ 1.98 g/t
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

Figure 3 Makapela Main to North Drill Intersections

MAKAPELA MAIN TO NORTH DRILL INTERSECTIONS
Black = Reef Zone only, No Cut-off
Red = 2 g/t Cut-off , Minimum 1.5 m True Width
N
NMDD017 : Reef 2 not developed. Structure probably represented by pyritic shear zone but no significant values
NMDD062 : 2.34 m (1.77 m True) @ 10.38
NMDD055 : 5.46 m (3.05 m True) @ 13.29
NMDD013 : 1.10 m (0.83 m True) @ 2.65 g/t
(Below Cut-off)
NMDD015 : 6.43 m (4.89 m True) @ 0.90 g/t
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
NMDD034 : 4.89 m (3.20 m True) @ 4.08 g/t
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
NMDD006 : 3.25 m (1.42 m True) @ 14.61 g/t
NMDD033 : 0.93 m (0.70 m True) @ 57.82 g/t
NMDD034 : 4.66 m (2.46 m True) @ 2.23 g/t
NMDD037 : 1.38 m (1.35 m True) @ 10.28 g/t
NMDD021A : 6.58 m (4.05 m true) @ 1.30 g/t g/t
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
NMDD024 : 3.08 m (2.65 m True) @ 7.09 g/t
NMDD049 : 2.67 m (1.83 m True) @ 10.30 g/t
NMDD001 : 1.76 m (0.66 m True) @ 5.81 g/t
NMDD018 : Reef 1 represented by shear only
2.44 (1.60 m True) @ 1.36 g/t
(Below Cut-off)
North Pit
Main Pit
Reef 1
Reef 2
Scale
100m
LEGEND
Drillhole Collars
Quartz Vein (QV)
Artisinal Pits

Figure 4 Makapela Sele Sele Drill Intersections

MAKAPELA SELE SELE INTERSECTIONS
Black = Reef Zone only. No Cut-off
Red = 2 g/t Cutoff,Minimum 1.5 m True Width
NMDD025: 4.29 m (3.28 m True) @ 1.56 g/t
NMDD025
NMDD026
NMDD041
Abandoned
(Bad ground)
NMDD028
NMDD030
NMDD003
NMDD004
Sele Sele Pit
NMDD028 : 9.22 m (6.74 m True) @ 2.45 g/t
NMDD030 : 1.68 m (0.98 m True) @ 4.03 g/t
NMDD003 : 12.40 m (8.74 m True) @ 4.39 g/t
NMDD004 : 19.70 m (4.39 m True) @ 3.27 g/t
NMDD035
NMDD038
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

The status of exploration, exploration potential and recommended future exploration programs are summarised for various prospects at Ngayu as follows, subject to sufficient funding being available for the Company. This summary was prepared prior to the exploration work being undertaken at Ngayu by Randgold under the Joint Venture with Loncor, and is therefore also subject to the results obtained by Randgold under the Joint Venture (for example, under the Joint Venture, Randgold is proposing to commence in 2019 a drilling program at Anguluku). See “Joint Venture with Randgold” below.

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

Joint Venture with Randgold

In January 2017, Loncor announced preliminary results of the geophysical airborne survey undertaken by Randgold as part of its Joint Venture with Loncor. A 10,013 line-kilometre helicopter borne electromagnetic ‘VTEM’ survey (the “JV Survey”) was completed over the Ngayu belt. The JV Survey was performed by Geotech Airborne Limited over the span of approximately five months. The JV Survey provided a valuable additional layer of geological information through mapping the conductivity nature of the belt. The new data has assisted with resolving the lithological nature of the belt as well as assisting in identifying major structures and areas of structural complexity.

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

In May 2017, Loncor announced that exploration ground work had commenced on priority targets resulting from the JV Survey. Processed data and final products from the JV Survey were combined with all other geological layers to complete an updated integrated geological map of the belt and to refine and prioritize areas of interest (“AOIs”). Figure 5 below highlights the preliminary four significant AOIs generated using pre-existing data sets and the VTEM data. The four preliminary AOIs have several kilometer-long mineralised strike potential focused on extension of known mineralized trends as well as areas of geochemical anomalies and structural complexity. The four priority AOIs identified are summarized below:

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

The initial work program had a two-pronged approach: a geological review of all existing targets and ground follow-up of remotely and conceptually generated AOIs to generate additional new targets.

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

In November 2018, the Company issued a press release (the “November Release”) providing an update on exploration activities undertaken by Randgold on the Ngayu project as part of the Joint Venture. In the November Release, Loncor reported that exploration in 2018 has been focused on the Anguluku prospect area where drill targets have now been defined and along the 30 kilometre strike Imva fold area in the west of the Ngayu belt, where a new base camp has been established at Mambati. A number of prospects are being assessed along the Imva fold structure including Mambati, Elshadai, Angundali, Mondarabe, Bavadilli, Bakpan, Itali and Bikira.

At Angundali, which is characterised by metavolcanics and fine metasediment units intercalated by strongly deformed BIF (banded ironstone formation), further generative work was completed across the target area with the aim of better understanding the large structures which might have acted as strain and fluid conduits. The Elshadai plain is characterized by fine-grained to medium-grained metasediment, with intercalations of BIF, carbonaceous shale and some mafic intrusions and in the north with felsic intrusions in the Mambati area. Results are pending from a target-wide soil geochemistry survey which was undertaken.

Itali-Bikira lies on the eastern side of the Imva zone, 10 kilometres south of the Makapela prospect. At the end of the calendar second quarter of 2018, a relogging programme and petrographic analysis were completed to better understand the structural context and style of the alteration and mineralization of the Itali-Bikira area. The lithological sequence is dominated by fine to medium-grained metasediment, intruded by magnetic dolerite and intercalated by sheared carbonaceous shales underlain by basalt. These lithologies are intruded by quartz porphyry intrusives associated with mineralised quartz veins. The gold-related alteration assemblage consists of quartz, chlorite, sericite, carbonate with varying amounts of albite, pyrite, and graphite. Two main types of mineralization have been identified in the previous Itali boreholes, one of which is related to quartz-carbonate veins and the other has disseminated sulphides associated with ankerite and silica. This sequence is bounded to the north by the granodiorite complex extending to Makapela and cut to the south by the mafic volcanics, mainly of basalt. Artisanal mining is currently very active with several pits targeting high-grade quartz veins and/or strongly silicified zones located in the contact zone of basalt and metasediment.

During the calendar third quarter of 2018, an initial target-wide soil geochemistry survey interpretation and mapping was undertaken and has resulted in the delineation of two parallel coherent and extensive gold-in-soil anomalies trends, measuring 1.2 kilometres and 1 kilometre in length at Itali-Bikira. The anomalies are approximately 100 metres in width, extending out to 600 metres in several areas based on the 100ppb cut-off. Most of the mineralisation currently being exploited by artisanal miners occur within these two ‘broad’ mineralised trends. The first group lies within a northeast trending structural-alteration zone with a NW dip, subparallel to the regional structure, which extends to Mondarabe (Itali – Ngalisa trend). On this trend, artisanal miners are targeting boudinaged quartz veinlets intercalated with fine-grained metasediment at the contact zone rich in graphitic schist located along that regional structure. The second group, about 400 to 500 metres to the south of the Itali – Ngalisa trend, lies along another SW – NE trending shear, along the Makasi trend. The mineralised shear zone, which dips moderately to the NW, is located on the margin of basalt where it is in contact with interbedded metasediments, diorite and quartz feldspar porphyry that intrudes metasediment.

Based on these promising soil geochemistry results, further work is planned on the target area including field mapping, pitting and trenching to upgrade the interpretation and to identify key controls on the high-grade mineralisation.

The Anguluku prospect area (including Golgotha, Baberu and Bayinga) is located in the southwest side of the Ngayu greenstone where a sequence of fine grained metasediment, carbonaceous shale, metabasalt and BIF trend approximately EW and dips moderately to SSW within an antiformal structure.

The Company reported in the November Release that drill targets have now been defined at Anguluku and it was proposed to commence in 2019 a ten core hole (2,490 metres) drilling programme to test 4,500 metres of strike.

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

Property Description and Location

The Manguredjipa area is located in the North Kivu Province of the DRC, approximately 80 kilometres northwest of Lake Edward, as shown in Figure 1. Manguredjipa forms part of Loncor’s extensive North Kivu project area. The project was delineated from Loncor’s program of historical records commissioned in 2008 as one of the primary targets to pursue and conduct further studies on. The project consists of four PRs 1380, 1381, 1718 and 1719, two of which (1380 and 1381) are owned by Loncor through its wholly-owned DRC subsidiary, Loncor Resources Congo SARL, while the other two are under option. The project was delineated into three prospective targets, namely Durba, Manguredjipa West and Muhanga.

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

In relation to the existing infrastructure of the North Kivu Province, the Manguredjipa project is well placed. The mode of transport for the general population is mainly trucks and buses on the road to Butembo, which has deteriorated since exploration began in 2008. The project’s exploration team utilised mainly utility vehicles and, where there are no roads, travel is by foot. In some cases a helicopter has to be utilised to gain access to remote areas.

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

2013-2018 Exploration Activities at Manguredjipa

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

Devon and Navarro Properties

In June 2018, the Company, through its wholly-owned DRC subsidiary Loncor Resources Congo SARL, acquired all of the outstanding shares of Navarro Resources SARL (“Navarro”) and Devon Resources SARL (“Devon”), which hold exploration permits covering ground in the Ngayu gold belt, thereby increasing Loncor's holdings in the Ngayu gold belt. The Devon properties currently consist of three exploration permits situated in the province of Haut-Uele in northeastern DRC. The Navarro properties currently consist of six exploration permits situated in the provinces of Ituri and Haut-Uele in northeastern DRC. The consideration for the acquisition of Devon comprised the issuance by the Company of 1,000,000 common shares of the Company valued at Cdn$100,000, payment of US$75,000 in cash and payment of US$190,000 in satisfaction of an outstanding loan provided by Devon to the Company. The purchase price for the acquisition of Navarro was US$300,000 which was paid for by the settlement of a US$300,000 loan provided by Loncor to Navarro.

Qualified Person

William R. Wilson, a director of the Company and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this Form 20-F relating to the Company’s mineral projects.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

See the management's discussion and analysis of the Company for the year ended December 31, 2018 incorporated by reference into this Form 20-F as Exhibit 15.1.

A. Operating Results

See the management's discussion and analysis of the Company for the year ended December 31, 2018 incorporated by reference into this Form 20-F as Exhibit 15.1.

B. Liquidity and Capital Resources.

See the management's discussion and analysis of the Company for the year ended December 31, 2018 incorporated by reference into this Form 20-F as Exhibit 15.1.

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

E. Off-Balance Sheet Arrangements.

The Company does not have any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

The following information is as of December 31, 2018:

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	-	-	-	-	-
Capital (finance) lease obligations	-	-	-	-	-
Operating lease obligations	US$833,215	US$200,087	US$633,128	-	-
Purchase obligations	-	-	-	-	-
Other long-term liabilities	-	-	-	-	-
Loan	US$40,041	US$40,041	-	-	-
Total	US$873,256	US$240,128	US$633,128	-	-

G. Safe Harbor

Not applicable.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The directors and senior management of the Company and term of continuous service are as follows:

Served as a
Name	Position(s) with the Company	Director Since

Arnold T. Kondrat	President, Chief Executive Officer and a director	August 24, 1993

Donat K. Madilo	Chief Financial Officer	Not applicable

Fabrice Matheys	General Manager, DRC	Not applicable

Name	Position(s) with the Company	Served as a Director Since

Geoffrey G. Farr	General Counsel and Corporate Secretary	Not applicable

Richard J. Lachcik (1) (2)	Director	June 29, 1998

William R. Wilson (1) (2)	Director	July 15, 1997
___________________
(1)	Member of the audit committee of the board of directors of the Company.

(2)	Member of the compensation committee of the board of directors of the Company.

Arnold T. Kondrat - Mr. Kondrat is the Company's principal founder and has over 30 years of management experience in the resource exploration industry. During this time he has been a senior officer and director of a number of publicly-traded resource exploration companies, in both Canada and the United States, including principal founder of several of these companies. In addition to his positions with Loncor, Mr. Kondrat is also presently Chief Executive Officer, President and a director of Gentor Resources Inc. (a mineral exploration company listed on the TSX Venture Exchange), and President of Sterling Portfolio Securities Inc. (a private venture capital firm based in Toronto). He was a senior officer of Banro Corporation (a gold mining company in the DRC) from 1994 to 2017.

Donat K. Madilo – Mr. Madilo has over 29 years of experience in accounting, administration and finance in the DRC and North America. He held senior officer positions with Banro Corporation (a gold mining company in the DRC) from 1996 to 2018 (including Senior Vice President, Commercial & DRC Affairs and Chief Financial Officer). In addition to being Chief Financial Officer of Loncor, he is also presently Chief Financial Officer of Gentor Resources Inc. Mr. Madilo’s previous experience includes director of finance of Coocec-ceaz (a credit union chain in the DRC) and senior advisor at Conseil Permanent de la Comptabilité au Congo, the accounting regulation board in the DRC. He holds a Bachelor of Commerce (Honours) degree from Institut Supérieur de Commerce de Kinshasa, a B.Sc. (Licence) in Applied Economics from University of Kinshasa and a Masters of Science in Accounting (Honours) from Roosevelt University in Chicago.

Fabrice Matheys – Mr. Matheys is a professional geologist with more than 26 years of experience in Africa. Prior to his role with Loncor, Mr. Matheys served as Exploration Geologist for De Beers in Botswana, West Africa and South Africa and spent eight years as Exploration Manager in the DRC with exploration programs focused on gold, diamonds, niobium and tungsten.

Geoffrey G. Farr – From February 2011 to present, Mr. Farr has been General Counsel to and Corporate Secretary of each of Loncor and Gentor Resources Inc. From February 2011 to October 2018, Mr. Farr was Vice President, General Counsel and Corporate Secretary of Banro Corporation, and from June 2017 to January 2019, he was General Counsel to and Corporate Secretary of Kuuhubb Inc. (a company listed on the TSX Venture Exchange focused on lifestyle and mobile video game applications). Prior to February 2011, Mr. Farr practised corporate and securities law in Toronto for 17 years, which included extensive experience in representing public companies. He holds a LL.B. from the University of Ottawa and a B.Comm. from Queen’s University.

Richard J. Lachcik – Prior to his retirement in 2017, Mr. Lachcik practiced corporate and securities law in Toronto, Canada for over 30 years. His practice included extensive experience in representing public companies, as well as acting for a number of investment dealers. He has been an officer and director of a number of Canadian public resource companies.

William R. Wilson – Mr. Wilson is Director, Executive Vice President and Chief Financial Officer of TUVERA Exploration Inc. TUVERA is a private holding company for the ARVENUT exploration properties in Nevada, Utah and New Mexico. He has created and managed 11 mining companies over 25 years with properties in the U.S., Canada, Russia, the DRC and Ukraine. Mr. Wilson is a Qualified Professional in Mining, Metallurgy/Processing and Environmental Compliance (Member no. 01063QP) of the Mining and Metallurgical Society of America. He has a degree in Metallurgical Engineering from the Colorado School of Mines and a Masters of Business Administration degree from the University of Southern California. Mr. Wilson has been involved in the mining industry for more than 35 years. He has been a director and senior officer of a number of public companies in both Canada and the United States, and has been a member of the audit committee of several of these companies.

There are no family relationships among any of the Company's directors or senior management.

There is no arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or officer of the Company.

The following directors of the Company are presently directors of other issuers that are public companies:

Name of Director	Names of Other Issuers

Arnold T. Kondrat	Gentor Resources Inc.

Richard J. Lachcik	Gentor Resources Inc.

William R. Wilson	Gentor Resources Inc.

Other than the board of directors, the Company does not have an administrative, supervisory or management body.

B. Compensation

Named Officers

Summary Compensation Table

The following table sets forth certain information with respect to compensation paid to the officers of the Company set out in the following table (the "NEOs") for the financial year ended December 31, 2018.

Name and Principal Position	Year	Salary (US$) (1)	Share-based awards (US$)	Option-based awards (2) (US$)	Non-equity incentive plan compensation - Annual Incentive Plan (US$)	All other Compensation (US$)	Total Compensation (US$)
Arnold T. Kondrat Chief Executive Officer and President	2018	$101,685	N/A	Nil	Nil	Nil	$101,685
Donat K. Madilo Chief Financial Officer	2018	$25,737	N/A	Nil	Nil	Nil	$25,737

Name and Principal Position	Year	Salary (US$) (1)	Share-based awards (US$)	Option-based awards (2) (US$)	Non-equity incentive plan compensation - Annual Incentive Plan (US$)	All other Compensation (US$)	Total Compensation (US$)
Geoffrey G. Farr General Counsel and Corporate Secretary	2018	$31,090	N/A	Nil	Nil	Nil	$31,090
__________________________
(1)

The salary for each of Mr. Kondrat, Mr. Madilo and Mr. Farr is paid in Canadian dollars. The U.S. dollar amounts set out in the above table for such salaries were calculated using an average exchange rate for 2018 of Cdn$1.00 = US$0.7721.

(2)	No stock options were awarded in 2018.

Incentive Plan Awards

The following table provides details regarding outstanding option and share-based awards held by the NEOs as at December 31, 2018:

Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (2) ($)	Option expiration date	Aggregate value of unexercised in-the-money options (3) (US$)	Number of shares or units that have not vested (#)	Market or payout value of share- based awards that have not vested (US$)
Arnold T. Kondrat	Mar. 11, 2016	500,000	Cdn$0.06 (US$0.044)	Mar. 11, 2021	$5,500	N/A	N/A
Donat K. Madilo	Mar. 11, 2016	500,000	Cdn$0.06 (US$0.044)	Mar. 11, 2021	$5,500	N/A	N/A
Geoffrey G. Farr	Mar. 11, 2016	500,000	Cdn$0.06 (US$0.044)	Mar. 11, 2021	$5,500	N/A	N/A
______________________________
(1)	1/4 of the stock options granted to each optionee vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.

(2)

The exercise price of each of the stock options held by the officers is in Canadian dollars. The U.S. dollar figures set out in this column of the table were calculated using the exchange rate on December 31, 2018 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7330.

(3)

This is based on (a) the closing sale price per share of the Company’s common shares on December 31, 2018 of Cdn$0.075 as reported by the Toronto Stock Exchange, and (b) converting that price into a price of US$0.055 using the exchange rate on December 31, 2018 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7330.

The following table provides details regarding outstanding option-based awards, share-based awards and non-equity incentive plan compensation held by the NEOs, which vested and/or were earned during the year ended December 31, 2018:

Incentive plan awards - value vested or earned during the year
Name	Option-based awards - Value vested during the year (1) (US$)	Share-based awards - Value vested during the year (US$)	Non-equity incentive plan compensation - Value earned during the year (US$)
Arnold T. Kondrat	$4,381	N/A	N/A
Donat K. Madilo	$4,381	N/A	N/A
Geoffrey G. Farr	$4,381	N/A	N/A

(1)	Identifies the aggregate dollar value that would have been realized by the officer if the officer had exercised all options exercisable under the option-based award on the vesting date(s) thereof.

Non-Executive Directors

The directors of the Company were not paid any fees by the Company during the financial year ended December 31, 2018 for their services in their capacity as directors. The Company's directors are entitled to receive stock option grants under the Company's Stock Option Plan, as recommended by the compensation committee and determined by the board of directors of the Company (the "Board"). The exercise price of such stock options is determined by the Board, but shall in no event be less than the last closing price of the Company’s common shares on the Toronto Stock Exchange prior to the date the stock options are granted. No stock options of the Company were granted during the financial year ended December 31, 2018.

All directors receive reimbursement for reasonable out-of-pocket expenses related to their attendance at meetings or other expenses incurred for Company purposes.

Incentive Plan Awards

The following table provides details regarding the outstanding option and share based awards held as at December 31, 2018 by the directors of the Company other than Mr. Kondrat. See "Named Officers - Incentive Plan Awards" above for details regarding the outstanding stock options held by Mr. Kondrat as at December 31, 2018.

Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (2) ($)	Option expiration date	Aggregate value of unexercised in-the-money options (3) (US$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (US$)
Richard J. Lachcik	Mar. 11, 2016	300,000	Cdn$0.06 (US$0.044)	Mar. 11, 2021	$3,300	N/A	N/A
William R. Wilson	Mar. 11, 2016	300,000	Cdn$0.06 (US$0.044)	Mar. 11, 2021	$3,300	N/A	N/A

_____________________________
(1)	1/4 of the stock options granted to each optionee vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.

(2)

The exercise price of each of the stock options held by the directors is in Canadian dollars. The U.S. dollar figures set out in this column of the table were calculated using the exchange rate on December 31, 2018 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7330.

(3)

This is based on (a) the closing sale price per share of the Company’s common shares on December 31, 2018 of Cdn$0.075 as reported by the Toronto Stock Exchange, and (b) converting that price into a price of US$0.055 using the exchange rate on December 31, 2018 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7330.

The following table provides details regarding outstanding option-based awards, share-based awards and non-equity incentive plan compensation in respect of the directors of the Company other than Mr. Kondrat, which vested and/or were earned during the year ended December 31, 2018.See "Named Officers - Incentive Plan Awards" above for details regarding the outstanding option-based awards, share-based awards and non-equity incentive plan compensation in respect of Mr. Kondrat, which vested and/or were earned during the year ended December 31, 2018.

Incentive plan awards - value vested or earned during the year
Name	Option-based awards - Value vested during the year (1) (US$)	Share-based awards - Value vested during the year (US$)	Non-equity incentive plan compensation - Value earned during the year (US$)
Richard J. Lachcik	$2,629	N/A	N/A
William R. Wilson	$2,629	N/A	N/A
______________________
(1)	Identifies the aggregate dollar value that would have been realized by the director if the director had exercised all options exercisable under the option-based award on the vesting date(s) thereof.

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

Employment Contracts with Executive Officers – Termination Benefits

There is no contract, agreement, plan or arrangement that provides for payments to an executive officer of the Company at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in an executive officer's responsibilities, other than the “Retention Allowance” discussed below. However, the Board may, in its sole discretion, accelerate the vesting of currently outstanding stock options granted under the Company’s Stock Option Plan in the event a take-over bid is made for the common shares of the Company, any change of control of the Company occurs or any other transaction involving the Company occurs (see "Named Officers - Incentive Plan Awards" under Item 6.B. of this Form 20-F with respect to the stock options of the Company held by the NEOs; see also "Incentive Stock Option Plan" under Item 6.E. of this Form 20-F regarding the terms of the Company’s Stock Option Plan).

Loncor previously had a policy which provided that employees were entitled to receive a retention allowance (the "Retention Allowance") on termination of their employment with the Company, provided the employee had been with the Company for a minimum of two years and provided that termination was not due to misconduct (in the case of misconduct, the Retention Allowance was forfeited). The amount of the Retention Allowance was equal to the employee's monthly base salary multiplied by the number of years the employee was with the Company (up to a maximum of 10 years), with any partial year being recognized on a pro rata basis. While the Retention Allowance policy was discontinued by Loncor effective December 31, 2017, the Retention Allowance amounts accrued for the NEOs up to December 31, 2017 remain recorded as a liability in Loncor’s financial statements.

Audit Committee

The Board has an audit committee (the "Audit Committee"), the members of which are Richard J. Lachcik and William R. Wilson. Each member of the Audit Committee is independent within the meaning of Canadian National Instrument 52-110 - Audit Committees ("NI 52-110") and Section 803A of the NYSE American Company Guide. Each member of the Audit Committee is also "financially literate" within the meaning of NI 52-110. At no time since the commencement of the Company's financial year ended December 31, 2018 was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board. The Audit Committee's charter is incorporated by reference into this Form 20-F as Exhibit 1.3.

Compensation Committee

The Board has a compensation committee, the members of which are Richard J. Lachcik and William R. Wilson. See the discussion above under "Audit Committee" with respect to the independence of the members of the compensation committee. The primary function of the compensation committee is to assist the Board in fulfilling its oversight responsibilities with respect to: (a) human resources policies; and (b) executive compensation. To carry out its oversight responsibilities, the compensation committee's duties include the following:

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

D. Employees

The following sets out the number of employees which the Company and its subsidiaries had as at December 31, 2018 December 31, 2017 and December 31, 2016, providing a breakdown of these employees by location:

	Dec. 31,	Dec. 31,	Dec. 31,
Location	2018	2017	2016
Loncor office in Toronto, Canada	4	4	4
Loncor office in Beni, DRC	-	1	2
Loncor office in Kinshasa, DRC	-	1	1
Ngayu project	-	-	-
North Kivu project	-	-	-
Totals:	4	6	7

Neither the Company nor any of its subsidiaries has any unionized employees.

Neither the Company nor any of its subsidiaries employ a significant number of temporary employees.

E. Share Ownership

The following table sets out the number of common shares of the Company held by the Company's directors and officers as of March 21, 2019 (including the percentage of the Company's outstanding common shares represented by such shares). See Item 6.B. of this Form 20-F for information regarding the stock options of the Company held by the Company's directors and officers as of December 31, 2018, 2019.

		Percentage of
	Number of Common	Outstanding
Name	Shares Owned	Common Shares

Geoffrey G. Farr	105,000	0.056%

Arnold T. Kondrat	50,000,818	26.68%

Richard J. Lachcik	11,666	0.006%

Donat K. Madilo	100,000	0.053%

William R. Wilson	3,333	0.0018%

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

(b)

The number of common shares of the Company reserved from time to time for issuance to optionees pursuant to stock options granted under the Plan shall not exceed 8,000,000 common shares (as at the date of this Form 20-F, there are outstanding under the Plan 3,150,000 stock options entitling the holders to purchase an aggregate of 3,150,000 common shares of the Company (which is equal to 1.68% of the number of common shares of the Company which are outstanding as at the date of this Form 20-F), such that the number of new stock options currently available for future grants under the Plan is stock options to purchase an aggregate of 4,850,000 common shares of the Company (which is equal to 2.59% of the number of common shares of the Company which are outstanding as at the date of this Form 20-F).

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

To the knowledge of management of the Company, based on a review of publicly available filings as at March 21, 2019, the following are the only persons or companies who beneficially own 5% or more of the outstanding common shares of the Company:

	Number of Common	Percentage of Outstanding
Name of Shareholder	Shares Owned	Common Shares (1)

Resolute Canada 2 Pty Ltd (2)	51,000,000	27.22%

Arnold T. Kondrat (3)	50,000,818	26.68%

Newmont Canada FN Holdings ULC (4)	14,550,000	7.77%
______________________________
(1)	The information in this column of the table is based on the number of common shares of the Company outstanding as at March 21, 2019.

(2)

See Item 4A. of this Form 20-F ("History and Development of the Company") which sets out the transactions pursuant to which Resolute Canada 2 Pty Ltd (“Resolute”) acquired the common shares of the Company currently held by it as reflected in the above table.

(3)

Mr. Kondrat is Chief Executive Officer, President and a director of the Company. As at March 21, 2018, Mr. Kondrat held 74,300,818 (or 46.82%) of the outstanding common shares of the Company. See Item 4A. of this Form 20-F ("History and Development of the Company") with respect to (a) the share sale transaction with Resolute pursuant to which Mr. Kondrat sold 25,000,000 common shares of the Company in June 2018, and (b) the private placement transaction pursuant to which Mr. Kondrat acquired 700,000 common shares of the Company in June 2018. As at March 21, 2017, Mr. Kondrat held 74,300,818 (or 46.82%) of the outstanding common shares of the Company. As at March 21, 2016, Mr. Kondrat held 74,300,818 (or 49.1%) of the outstanding common shares of the Company. See Item 4A. of this Form 20-F ("History and Development of the Company") with respect to the private placement transaction pursuant to which Mr. Kondrat acquired 60,000,000 common shares of the Company in February 2016. As at March 20, 2015, Mr. Kondrat held 14,300,818 (or 16.94%) of the outstanding common shares of the Company.

(4)

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

As of March 21, 2019, based on the Company’s shareholders’ register, there were 79 shareholders of record of the Company’s common shares in the United States, holding 7.26% of the outstanding common shares of the Company.

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

B. Related Party Transactions

In February 2016, the Company closed a non-brokered private placement of 67,000,000 common shares of the Company at a price of Cdn$0.015 per share for gross proceeds of Cdn$1,005,000. Mr. Arnold T. Kondrat purchased 60,000,000 of the shares issued under this private placement. As well, a portion of the proceeds from the said February 2016 private placement were used to repay short term, non-interest bearing loans totaling Cdn$825,000 provided to the Company by Mr. Kondrat.

In June 2018, the Company closed a non-brokered private placement of 1,700,000 common shares of the Company at a price of Cdn$0.10 per share for gross proceeds of Cdn$170,000. Mr. Kondrat purchased 700,000 of the shares issued under this financing. Mr. Kondrat is President, Chief Executive Officer and a director of the Company and, as of the date of this Form 20-F, holds 50,000,818 (or 26.68%) of the outstanding common shares of the Company.

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

B. Significant Changes

There have been no significant changes in the affairs of the Company since the date of the audited annual consolidated financial statements of the Company as at and for the year ended December 31, 2018, other than as discussed in this Form 20-F.

Item 9. The Offer and Listing

A. Offer and Listing Details

The Company's common shares (a) are listed for trading on the Toronto Stock Exchange (the "TSX") under the symbol "LN", and (b) are quoted on the OTC Pink tier of the OTC Markets (the “OTC”) under the symbol "LONCF". The Company's common shares commenced trading on the TSX on April 26, 2013. Prior to April 26, 2013, such shares traded on the TSX Venture Exchange (the "TSX-V"). From April 27, 2011 to April 24, 2014, the Company’s common shares were traded in the United States on the NYSE American, from April 25, 2014 to April 30, 2015, the Company’s common shares traded in the United States on the OTCQB tier of the OTC, and since May 1, 2015, the Company’s common shares have traded in the United States on the OTC Pink tier of the OTC.

Toronto Stock Exchange

The following table discloses the annual high and low sales prices in Canadian dollars for the common shares of the Company for the five most recent financial years of the Company as traded on the TSX:

Year	High (Cdn$)	Low (Cdn$)
2018	$0.130	$0.060
2017	$0.200	$0.075
2016	$0.250	$0.015
2015	$0.130	$0.020
2014	$0.270	$0.040

The following table discloses the high and low sales prices in Canadian dollars for the common shares of the Company for each quarterly period within the two most recent financial years of the Company as traded on the TSX:

Quarter Ended	High (Cdn$)	Low (Cdn$)
December 31, 2018	$0.130	$0.075
September 30, 2018	$0.110	$0.060
June 30, 2018	$0.105	$0.060
March 31, 2018	$0.110	$0.085
December 31, 2017	$0.110	$0.085
September 30, 2017	$0.165	$0.085
June 30, 2017	$0.200	$0.145
March 31, 2017	$0.200	$0.110

The following table discloses the monthly high and low sales prices in Canadian dollars for the common shares of the Company for the most recent six months as traded on the TSX:

Month	High (Cdn$)	Low (Cdn$)
March 2019 (1)	$0.070	$0.065
February 2019	$0.080	$0.065
January 2019	$0.100	$0.070
December 2018	$0.095	$0.075
November 2018	$0.100	$0.090
October 2018	$0.130	$0.090
September 2018	$0.110	$0.090

(1)	From March 1, 2019 to March 21, 2019.

US Trading

The following table discloses the annual high and low sales prices in United States dollars for the common shares of the Company for the five most recent financial years of the Company as traded on the NYSE American, the OTCQB tier of the OTC, and the OTC Pink tier of the OTC, as applicable. The Company's common shares commenced trading on the NYSE American on April 27, 2011 and ceased trading on the NYSE American on April 24, 2014, as a result of the Company voluntarily delisting from the NYSE American. From April 25, 2014 to April 30, 2015, the Company’s common shares traded in the United States on the OTCQB tier of the OTC and since May 1, 2015, the Company’s common shares have traded in the United States on the OTC Pink tier of the OTC.

Year	High (US$)	Low (US$)
2018	$0.09	$0.04
2017	$0.14	$0.05
2016	$0.20	$0.01
2015	$0.14	$0.02
2014	$0.27	$0.03

The following table discloses the high and low sales prices in United States dollars for the common shares of the Company for each quarterly period within the two most recent financial years as traded on the OTC Pink tier of the OTC:

Quarter Ended	High (US$)	Low (US$)
December 31, 2018	$0.09	$0.06
September 30, 2018	$0.07	$0.05
June 30, 2018	$0.09	$0.04
March 31, 2018	$0.09	$0.06
December 31, 2017	$0.08	$0.05

Quarter Ended	High (US$)	Low (US$)
September 30, 2017	$0.11	$0.08
June 30, 2017	$0.12	$0.09
March 31, 2017	$0.14	$0.06

The following table discloses the monthly high and low sales prices in United States dollars for the common shares of the Company for the most recent six months as traded on the OTC Pink tier of the OTC:

Month	High (US$)	Low (US$)
March 2019 (1)	$0.05	$0.04
February 2019	$0.06	$0.04
January 2019	$0.07	$0.06
December 2018	$0.07	$0.06
November 2018	$0.07	$0.06
October 2018	$0.09	$0.06
September 2018	$0.07	$0.06

(1)	From March 1, 2019 to March 21, 2019.

B. Plan of Distribution

This Form 20-F is being filed as an annual report under the U.S. Exchange Act and, as such, there is no requirement to provide any information under this item.

C. Markets

The Company's outstanding common shares are listed on the TSX and are quoted on the OTC Pink tier of the OTC.

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

The Company's authorized share capital consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series, of which 187,389,732 common shares and no preference shares were issued and outstanding as of March 21, 2019. The following is a summary of the material provisions attaching to the common shares and preference shares.

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

  an individual who is a citizen or resident of the U.S.;

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

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares. The Company believes that it was classified as a PFIC during the tax year ended December 31, 2018, and due to the nature of the Company’s assets and the income that the Company expects to generate, the Company expects to be a PFIC for its current tax year and may be a PFIC in subsequent tax years. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any subsidiary of the Company.

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

Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in a trade or business and certain other requirements are satisfied.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

See Note 17 to the Company's audited consolidated financial statements filed as part of this Form 20-F under Item 18.

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

14.E. Use of Proceeds

Not applicable.

Item 15. Controls and Procedures.

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the U.S. Exchange Act) for the year ended December 31, 2018. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were adequately designed and are effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms.

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

(b) Management’s Annual Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Exchange Act. The Company's management has employed a framework consistent with U.S. Exchange Act Rule 13a-15(c), to evaluate the Company's internal control over financial reporting described below. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with IFRS issued by the International Accounting Standards Board.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the design and operation of the Company's internal control over financial reporting as of December 31, 2018 based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2018 and no material weaknesses were discovered.

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

(d) Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting during the year ended December 31, 2018, that management believes have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Item 16.A. Audit Committee Financial Expert

The Company's Board has determined that William R. Wilson satisfies the requirements as an audit committee financial expert, in that he has an understanding of IFRS and financial statements; is able to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; has experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that can reasonably be expected to be raised by the Company's financial statements (or experience actively supervising one or more persons engaged in such activities); has an understanding of internal controls over financial reporting; and has an understanding of audit committee functions. Mr. Wilson is independent as defined in Section 803A of the NYSE American Company Guide.

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

Item 16.C. Principal Accountant Fees and Services

The following summarizes the total fees billed by the external auditors of the Company for each of the years ended December 31, 2018 and December 31, 2017 (UHY McGovern Hurley LLP are the external auditors of the Company). All dollar amounts are exclusive of applicable taxes.

	2018	2017
Audit Fees	Cdn$45,000	Cdn$40,000
Audit-Related Fees	Cdn$8,410	Cdn$10,000
Tax Fees	Cdn$5,650	Cdn$4,500
All Other Fees	Nil	Nil

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

Item 16.E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

The Company did not purchase any of its common shares during the financial year ended December 31, 2018.

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

Item 16.G. Corporate Governance

Not applicable.

Item 16.H. Mine Safety

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The financial statements appear on pages F-1 through F-36.

Item 19. Exhibits

The following exhibits are filed as part of this Form 20-F:

EXHIBIT
NUMBER	DESCRIPTION

Constating Documents
1.1	Company's articles of amalgamation (1)
1.2	Company's general by-law (1)
1.3	Audit Committee's charter (1)
1.4	Company's Business Conduct Policy (1)

Material Contracts
4.1	Company's stock option plan (1)

Subsidiaries
8.1	List of subsidiaries of the Company

Certifications
12.1	Certification of the President and Chief Executive Officer of the Company pursuant to Section 302 of Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer of the Company pursuant to Section 302 of Sarbanes-Oxley Act of 2002
13.1	Certification of the President and Chief Executive Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Chief Financial Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Other Exhibits
15.1	Management's discussion and analysis of the Company for the year ended December 31, 2018
15.2	Sections 10 and 11 of the Ngayu Technical Report (2)
15.3	Notice of Change in Auditor (3)
15.4	Letter from Successor Auditor (3)
15.5	Letter from Former Auditor (3)

XBRL
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

Notes:

(1)	Previously filed as an exhibit to the Company’s annual report on Form 20-F filed with the SEC on March 30, 2012. SEC file number 001-35124.

(2)	Previously filed as exhibit 99.1 to the Company’s current report on Form 6-K filed with the SEC on July 13, 2012.

(3)	Previously filed as an exhibit to the Company’s current report on Form 6-K filed with the SEC on March 29, 2018.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 1, 2019

LONCOR RESOURCES INC.
(Registrant)

By:	(signed) "Arnold T. Kondrat"
Arnold T. Kondrat
President and Chief Executive Officer

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018

(Expressed in U.S. dollars)

CONTENTS

CONSOLIDATED FINANCIAL STATEMENTS

Management’s Report	F-3

Independent Auditor’s Report	F-4

Consolidated Statements of Financial Position	F-8

Consolidated Statements of Loss and Comprehensive Loss	F-9

Consolidated Statements of Changes in Equity	F-10

Consolidated Statements of Cash Flows	F-11

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Corporate Information	F-12

2. Basis of Preparation	F-12

3. Summary of Significant Accounting Policies	F-13

4. Aquisitions	F-23

5. Subsidiaries	F-23

6. Advances receivable	F-23

7. Related party transactions	F-23

8. Property, Plant and Equipment	F-25

9. Exploration and Evaluation Assets	F-26

10. Intangible Assets	F-27

11. Segmented Reporting	F-27

12. Accounts Payable	F-28

13. Loan	F-28

14. Share Capital	F-28

15. Share-Based Payments	F-30

16. Commitments and Contingencies	F-31

17. Financial risk management objectives and policies	F-31

18. Supplemental cash flow information	F-34

19. Employee retention allowance	F-34

20. Income taxes	F-35

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

The consolidated financial statements for the years ended December 31, 2018 and December 31, 2017 have been audited by UHY McGovern Hurley LLP, Chartered Professional Accountants, in accordance with Canadian Generally Accepted Auditing Standards and the standards of the Public Company Accounting Oversight Board (United States).

(Signed) “Arnold T. Kondrat”	(Signed) “Donat K. Madilo”
Arnold T. Kondrat	Donat K. Madilo
President and Chief Executive Officer	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Loncor Resources Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Loncor Resources Inc. (the “Company”), as of December 31, 2018 and 2017, and the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years ended December 31, 2018 and 2017, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2018 and 2017, and its financial performance and its cash flows for the years ended December 31, 2018 and 2017 in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Uncertainty Related to Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company produced a net loss for the year ended December 31, 2018 and as of that date the Company had a working capital deficit. These conditions, along with other matters as set forth in Note 2, indicate the existence of a material uncertainty that casts substantial doubt on the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2018.

Comparative Information

The consolidated financial statements of the Company as at December 31, 2016 and for the year ended December 31, 2016, were audited by another auditor who expressed an unqualified (unmodified) opinion on those financial statements on March 31, 2017.

UHY McGovern Hurley LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

March 29, 2019

Independent Auditor’s Report

To the Shareholders of
Loncor Resources Inc.

We have audited the accompanying consolidated financial statements of Loncor Resources Inc., which comprise the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the year ended December 31, 2016 and a summary of significant accounting policies and other explanatory information.

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

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

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

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial performance and cash flows of Loncor Resources Inc. for the year ended December 31, 2016 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

(signed) “BDO Canada LLP”

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
March 31, 2017

Loncor Resources Inc.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in U.S. dollars)

	Notes	December 31, 2018	December 31, 2017
		$	$
Assets
Current Assets
Cash and cash equivalents		650,902	20,162
Advances receivable	6	50,581	175,501
Due from related parties	7	-	4,518
Prepaid expenses and deposits		-	68,263
Total Current Assets		701,483	268,444

Non-Current Assets
Property, plant and equipment	8	20,292	16,275
Exploration and evaluation assets	9	28,344,681	27,633,564
Intangible assets	10	1	1
Total Non-Current Assets		28,364,974	27,649,840

Total Assets		29,066,457	27,918,284

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable	12	300,283	359,651
Accrued liabilities		9,971	67,132
Due to related parties	7	260,524	237,305
Employee retention allowance	19	171,867	208,153
Loans	13	40,041	122,753
Current Liabilities		782,686	994,994

Common share purchase warrants	14c	1,539	67,305

Total Liabilities		784,225	1,062,299

Commitments and contingencies	16

Shareholders' Equity
Share capital	14	79,376,206	77,286,874
Reserves		8,221,178	8,219,502
Deficit		(59,315,152)	(58,650,391)
Total Shareholders' Equity		28,282,232	26,855,985
Total Liabilities and Shareholders' Equity		29,066,457	27,918,284

Commonshares
Authorized	Unlimited	Unlimited
Issued and outstanding	187,389,732	158,689,732

Approved and authorized for issue by the Board of Directors on March 29, 2019. Signed on behalf of the Board of Directors by:

/s/ Willian R. Wilson	/s/ Arnold T. Kondrat

William R. Wilson	Arnold T. Kondrat
Director	Director

Going concern (Note 2b)
The accompanying notes are an integral part of these consolidated financial statements.

Loncor Resources Inc.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Expressed in U.S. dollars)

		For the year sended
	Notes	December 31, 2018	December 31, 2017	December 31, 2016
		$	$	$
Expenses
Consulting, management and professional fees		194,662	105,092	138,498
Employee benefits		172,597	224,790	188,877
Office and sundry		205,386	47,932	45,503
Compensation expense-share-based payment	15	1,676	22,309	55,176
Travel and promotion		167,681	163,584	76,489
Depreciation		4,002	3,327	3,853
Interest and bank expenses		5,252	3,501	818
(Gain)/loss on derivative instruments	14c	(65,907)	(314,317)	6,452
Foreign exchange loss/(gain)		(11,469)	12,933	(17,774)
Other		-	(207,707)	-
Loss before other items		(673,880)	(61,444)	(497,892)
Interest income		9,118	157	282
Loss for the year		(664,762)	(61,287)	(497,610)

Comprehensive loss for the year		(664,762)	(61,287)	(497,610)

Loss per share, basic and diluted	14d	(0.00)	(0.00)	(0.00)

The accompanying notes are an integral part of these consolidated financial statements.

Loncor Resources Inc.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in U.S. dollars)

		Common shares				Total
	Notes			Reserves	Deficit	shareholders'
		Number of shares	Amount			equity
Balance at January 1, 2016		84,439,732	$76,240,994	$8,142,017	$(58,091,494)	$26,291,517

Loss for the year		-	-	-	(497,610)	(497,610)
Share-based payments		-	-	55,176	-	55,176
Common shares and warrants issued		68,750,000	807,997	-	-	807,997
Balance at December 31, 2016		153,189,732	$77,048,991	$8,197,193	$(58,589,104)	$26,657,082

Loss for the year		-	-	-	(61,287)	(61,287)
Share-based payments		-	-	22,309	-	22,309
Common shares and warrants issued		5,500,000	237,883	-	-	237,883
Balance at December 31, 2017		158,689,732	$77,286,874	$8,219,502	$(58,650,391)	$26,855,985

Loss for the year		-	-	-	(664,762)	(664,762)
Share-based payments		-	-	1,676	-	1,676
Common shares issued		28,700,000	2,089,332	-	-	2,089,332
Balance at December 31, 2018		187,389,732	$79,376,206	$8,221,178	$(59,315,152)	$28,282,232

The accompanying notes are an integral part of these consolidated financial statements.

Loncor Resources Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. dollars)

		For the years ended
	Notes	December 31, 2018	December 31, 2017	December 31, 2016
		$	$	$

Cash flows from operating activities
Loss for the year		(664,762)	(61,287)	(497,610)
Adjustments to reconcile loss to net cash used in operating activities
Depreciation		4,002	3,327	3,853
Share-based payments - employee compensation	15	1,676	22,309	55,176
Loss/(gain) on derivative instruments		(65,766)	(314,317)	6,452
Changes in non-cash working capital
Advances receivable		14,920	(77,149)	(56,352)
Employee retention allowance	19	(36,286)	23,853	23,912
Prepaid expenses and deposits		68,263	(292)	(125)
Due from related parties		4,518	(4,518)	12,619
Accounts payable		(59,368)	(42,663)	26,636
Accrued liabilities		(57,161)	(142,798)	14,947
Net cash used in operating activities		(789,964)	(593,535)	(410,492)

Cash flows from investing activities
Disposition of property, plant and equipment		-	-	2,400
Purchase of property, plant and equipment		(8,598)	(1,510)	-
Expenditures on exploration and evaluation assets		(258,287)	(172,334)	(254,454)
Net cash used in investing activities		(266,885)	(173,844)	(252,054)

Cash flows from financing activities
Proceeds from securities issuance, net of issuance costs		2,012,082	533,872	887,178
Loans	13	(347,712)	122,753	-
Due to related parties		23,219	109,396	(462,153)
Funds received from Randgold		-	-	250,786
Net cash provided from financing activities		1,687,589	766,021	675,811

Net increase/(decrease) in cash and cash equivalents during the year		630,740	(1,358)	13,265
Cash and cash equivalents, beginning of the year		20,162	21,520	8,255
Cash and cash equivalents, end of the year		650,902	20,162	21,520

Supplemental cash flow information (Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars, except for per share amounts)

1. CORPORATE INFORMATION

Loncor Resources Inc. (the "Company") is a corporation governed by the Ontario Business Corporations Act. The principal business of the Company is the acquisition and exploration of mineral properties.

These consolidated financial statements as at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 include the accounts of the Company and of its wholly owned subsidiaries in the Democratic Republic of the Congo (the “Congo”), Loncor Resources Congo SARL, Devon Resources SARL and Navarro Resources SARL, and in the U.S., Nevada Bob’s Franchising, Inc.

The Company is a publicly traded company whose outstanding common shares are listed for trading on the Toronto Stock Exchange. The head office of the Company is located at 1 First Canadian Place, 100 King St. West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada.

2. BASIS OF PREPARATION

a)	Statement of compliance

These consolidated financial statements as at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The accompanying financial information as at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 has been prepared in accordance with those IASB standards and IFRS Interpretations Committee (“IFRIC”) interpretations issued and effective, or issued and early-adopted, at December 31, 2018.

The date the Company’s Board of Directors approved these consolidated financial statements was March 29, 2019.

b)	Continuation of Business

The Company incurred a net loss of $664,762 for the year ended December 31, 2018 (year ended December 31, 2017 – net loss of $61,287 and year ended December 31, 2016 – net loss of $497,610) and as at December 31, 2018 had a working capital deficit of $81,203 (December 31, 2017: $726,550).

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

These consolidated financial statements do not include any additional adjustments to the recoverability and classification of certain recorded asset amounts, classification of certain liabilities and changes to the statements of loss and comprehensive loss that might be necessary if the Company was unable to continue as a going concern.

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016
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

Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as ability to offset these returns through the power to direct the relevant activities of the entity. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a company’s share capital. The financial statements of subsidiaries are included in the consolidated financial statements of the Company from the date that control commences until the date that control ceases. Consolidation accounting is applied for all of the Company’s wholly-owned subsidiaries (see note 5).

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
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars, except for per share amounts)

ii. Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 15.

For warrant-based derivative financial instruments, the Company uses the Black-Scholes option pricing model to estimate fair value of the derivative instruments. The assumptions and models used for estimating fair value of warrant-based derivative financial instruments are disclosed in Note 14.

Judgments:

i. Provisions and contingencies

The amount recognized as provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements. As at December 31, 2018 and 2017, the Company does not have any material asset retirement obligations related to its exploration and evaluation assets.

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

iii. Exploration and evaluation expenditure

The application of the Company’s accounting policy for exploration and evaluation expenditure requires significant judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. There are key circumstances that would indicate a test for impairment is required, which include: the expiry of the right to explore, substantive expenditure on further exploration is not planned, exploration for and evaluation of the mineral resources in the area have not led to discovery of commercially viable quantities, and/or sufficient data exists to show that the carrying amount of the asset is unlikely to be recovered in full from successful development or by sale. If information becomes available suggesting impairment, the amount capitalized is written off in the consolidated statement of loss and comprehensive loss during the year the new information becomes available.

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
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars, except for per share amounts)

iv. Functional and presentation currency

Judgment is required to determine the functional currency of the Company and its subsidiaries. These judgments are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances.

v. Going concern.

See Note 2(b).

c)	Foreign Currency Translation

i. Functional and presentation currency

These consolidated financial statements are presented in United States dollars (“$”), which is the Company’s functional and presentation currency. The United States dollar was determined to be the functional currency of the Company’s Congo subsidiaries. References to Cdn$ represent Canadian dollars.

ii. Foreign currency transactions

The functional currency for each of the Company’s subsidiaries and any associates is the currency of the primary economic environment in which the entity operates. Transactions entered into by the Company’s subsidiaries and any associates in a currency other than the currency of the primary economic environment in which they operate (their "functional currency") are recorded at the rates ruling when the transactions occur except depreciation and amortization which are translated at the rates of exchange applicable to the related assets, with any gains or losses recognized in the consolidated statements of loss and comprehensive loss. Foreign currency monetary assets and liabilities are translated at current rates of exchange with the resulting gain or losses recognized in the statements of loss and comprehensive loss. Non-monetary assets and liabilities are translated using the historical exchange rates. Non-monetary assets and liabilities measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

d)	Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, deposits held on call with financial institutions, and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts.

e)	Financial assets and liabilities (IFRS 9 applicable from January 1, 2018) Financial assets

Initial recognition and measurement

Non-derivative financial assets within the scope of IFRS 9 are classified and measured as “financial assets at fair value”, as either FVPL or FVOCI, and “financial assets at amortized cost”, as appropriate. The Company determines the classification of financial assets at the time of initial recognition based on the Company’s business model and the contractual terms of the cash flows.

All financial assets are recognized initially at fair value plus, in the case of financial assets not at FVPL, directly attributable transaction costs on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars, except for per share amounts)

Financial assets with embedded derivatives are considered in their entirety when determining their classification at FVPL or at amortized cost. The Company has classified accounts receivable on provisionally priced sales as financial assets measured at FVPL. Other accounts receivable held for collection of contractual cash flows are measured at amortized cost.

Subsequent measurement – financial assets at amortized cost

After initial recognition, financial assets measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the Effective Interest Rate (“EIR”) method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR.

Subsequent measurement – financial assets at FVPL

Financial assets measured at FVPL include financial assets management intends to sell in the short term and any derivative financial instrument that is not designated as a hedging instrument in a hedge relationship. Financial assets measured at FVPL are carried at fair value in the consolidated statements of financial position with changes in fair value recognized in other income or expense in the consolidated statements of earnings (loss).

Subsequent measurement – financial assets at FVOCI

Financial assets measured at FVOCI are non-derivative financial assets that are not held for trading and the Company has made an irrevocable election at the time of initial recognition to measure the assets at FVOCI. The Company does not measure any financial assets at FVOCI.

After initial measurement, investments measured at FVOCI are subsequently measured at fair value with unrealized gains or losses recognized in other comprehensive income or loss in the consolidated statements of comprehensive income (loss). When the investment is sold, the cumulative gain or loss remains in accumulated other comprehensive income or loss and is not reclassified to profit or loss.

Dividends from such investments are recognized in other income in the consolidated statements of earnings (loss) when the right to receive payments is established.

Derecognition

A financial asset is derecognized when the contractual rights to the cash flows from the asset expire, or the Company no longer retains substantially all the risks and rewards of ownership.

Impairment of financial assets

The Company’s only financial assets subject to impairment are advances receivable, which are measured at amortized cost. The Company has elected to apply the simplified approach to impairment as permitted by IFRS 9, which requires the expected lifetime loss to be recognized at the time of initial recognition of the receivable. To measure estimated credit losses, advances receivable have been grouped based on shared credit risk characteristics, including the number of days past due. An impairment loss is reversed in subsequent periods if the amount of the expected loss decreases and the decrease can be objectively related to an event occurring after the initial impairment was recognized.

Financial liabilities

Initial recognition and measurement

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars, except for per share amounts)

Financial liabilities are measured at amortized cost, unless they are required to be measured at FVPL as is the case for held for trading or derivative instruments, or the Company has opted to measure the financial liability at FVPL. The Company’s financial liabilities include accounts payable, accrued liabilities, due to related parties, employee retention allowance, and loans, which are each measured at amortized cost. All financial liabilities are recognized initially at fair value and in the case of long-term debt, net of directly attributable transaction costs.

Subsequent measurement – financial liabilities at amortized cost

After initial recognition, financial liabilities measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the EIR method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires with any associated gain or loss recognized in other income or expense in the consolidated statements of earnings (loss).

f)	Financial assets and liabilities (IAS 39 applicable prior to January 1, 2018)

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

Loans and receivables

Loans and receivables are initially recognized at fair value plus transaction costs that are directly attributable to their acquisition or issue, and are subsequently carried at amortized cost less losses for impairment. The impairment loss of receivables is based on a review of all outstanding amounts at period end. Bad debts are written off during the period in which they are identified. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognized in the statements of loss and comprehensive loss when the loans and receivables are derecognized or impaired, as well as through the amortization process. The Company has classified advances receivable and balances due from related parties as loans and receivables.

Impairment of financial assets

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars, except for per share amounts)

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

Financial Liabilities

Financial liabilities are classified as FVTPL, or other financial liabilities, as appropriate upon initial recognition. The common share purchase warrants are a liability classified as FVTPL. The common share purchase warrants are revalued at each reporting period, with a gain or loss reported on the consolidated statement of loss and comprehensive loss. A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired.

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
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016
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

Exploration and evaluation expenditures incurred by Randgold Resources (DRC) Limited (“Randgold”) under the Farm-in arrangement (See note 9) are recorded on a cost-based approach and accounted in the same way as they would for expenditures directly incurred by the Company as described in the above paragraph. Exploration and evaluation expenditures incurred by Randgold are offset by funding received from Randgold such that no liability arises before an approved pre-feasibility study is completed.

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

If the carrying amount of the asset exceeds its recoverable amount, the asset is impaired and an impairment loss is charged to the statements of loss and comprehensive loss so as to reduce the carrying amount to its recoverable amount (i.e., the higher of fair value less cost to sell and value in use). Fair value less cost to sell is the amount obtainable from the sale of an asset or CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. Value in use is determined as the present value of the future cash flows expected to be derived from an asset or CGU. Estimated future cash flows are calculated using estimated future prices, any mineral reserves and resources and operating and capital costs. All assumptions used are those that an independent market participant would consider appropriate. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted. During the year ended December 31, 2018, the Company recognized impairment of exploration and evaluation assets for $nil (December 31, 2017 and 2016- $nil) to adjust the carrying value of the assets to their fair value, using a level 3 value in use methodology.

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016
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

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016
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

The Company recognizes an estimate of the liabilities associated with decommissioning obligations when it has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the obligation can be made. The estimated fair value of the decommissioning obligations is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is amortized over the estimated life of the asset. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to any earnings in the period. The decommissioning obligations are charged against the decommissioning obligations to the extent of the liability recorded. The Company has no material decommissioning obligations as at December 31, 2018 and 2017.

p)	Newly Applied Accounting Standards

Effective January 1, 2018, the Company adopted IFRS 9, Financial Instruments, and IFRS 15, Revenue from Contracts with Customers, which resulted in changes in accounting policies as described below. In accordance with the transitional provisions in both standards, the Company adopted these standards retrospectively without restating comparatives, with the cumulative impact adjusted in the opening balances as at January 1, 2018. There were no effects on opening balances at January 1, 2018 with respect to the adoption of these policies.

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars, except for per share amounts)

IFRS 9, Financial Instruments

IFRS 9 replaces International Accounting Standard (“IAS”) 39, Financial Instruments: Recognition and Measurement. IFRS 9 introduces new requirements for the classification, measurement and impairment of financial assets and hedge accounting. It establishes two primary measurement categories for financial assets: (i) amortized cost and (ii) fair value either through profit or loss (“FVPL”) or through other comprehensive income (“FVOCI”); establishes criteria for the classification of financial assets within each measurement category based on business model and cash flow characteristics; and eliminates the existing held for trading, held to maturity, available for sale, loans and receivable and other financial liabilities categories. IFRS 9 also introduces a new expected credit loss model for the purpose of assessing the impairment of financial assets and requires that there be a demonstrated economic relationship between the hedged item and hedging instrument.

Upon adoption of IFRS 9, the two main changes in the Company’s accounting policy on financial instruments are: i) equity investments previously classified as available-for-sale are now classified as financial assets measured at FVOCI and ii) derivative instruments previously held for trading now qualify for hedge accounting, including any commodity swap and option contracts, to the extent they comply with the IFRS 9 criteria for hedge accounting.

The following table shows the previous classification under IAS 39 and the new classification under IFRS 9 for the Company’s financial instruments:

Financial instrument classification
	Under IAS 39	Under IFRS 9
Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost
Advances receivable	Loans and receivables	Amortized cost
Due from related parties	Loans and receivables	Amortized cost

Financial liabilities
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost
Due to related parties	Other financial liabilities	Amortized cost
Employee retention allowance	Other financial liabilities	Amortized cost
Loans	Other financial liabilities	Amortized cost
Common share purchase warrants	FVPL	FVPL

The Company adopted IFRS 9 retrospectively without restating comparatives and therefore the comparative information in respect of financial instruments for the year ended December 31, 2017 was accounted for in accordance with the Company’s previous accounting policy under IAS 39. See significant accounting policies which outline the current and the previous accounting policies pertaining ro financial instruments.

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

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars, except for per share amounts)

4. AQUISITIONS

In June 2018, the Company completed the acquisition of all of the issued and outstanding shares of Devon Resources SARL (Devon), a corporation incorporated under the laws of the Congo, for total consideration comprising:

a)	The issuance by the Company of 1,000,000 common shares of the Company valued at Cdn$100,000
b)	The payment of $75,000 in cash
c)	The payment of $190,000 in satisfaction of an outstanding loan provided by Devon to the Company.

Also in June 2018, the Company completed the acquisition of all of the issued and outstanding shares of Navarro Resources SARL (Navarro), a corporation incorporated under the laws of the Congo, for a total purchase price of $300,000, paid for by the settlement of a $300,000 loan provided by the Company to Navarro.

Both acquisitions have been treated as a purchase of assets for accounting purposes as the requirements for business combinations under IFRS 3 Business Combination had not been met.

5. SUBSIDIARIES

The following table lists the Company’s subsidiaries:

Name of Subsidiary	Place of Incorporation	Proportion of Ownership Interest	Principal Activity
Loncor Resources Congo SARL	Democratic Republic of the Congo	100%	Mineral Exploration
Nevada Bob's Franchising, Inc.	Delaware, USA	100%	Dormant
Devon Resources SARL	Democratic Republic of the Congo	100%	Mineral Exploration
Navarro Resources SARL	Democratic Republic of the Congo	100%	Mineral Exploration

6. ADVANCES RECEIVABLE

	December 31, 2018	December 31, 2017
Advances receivable	$ 50,581	$ 175,501

The balance of $50,581 pertains to advances to employees and suppliers (December 31, 2017 - $175,501). The balances are non-interest bearing, unsecured and due on demand.

7. RELATED PARTY TRANSACTIONS

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation, and are not disclosed in this note.

    a)     Key Management Remuneration

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars, except for per share amounts)

Key management includes directors (executive and non-executive), the Chief Executive Officer (“CEO”), the Chief Financial Officer, and the senior executives reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the years ended December 31, 2018, December 31, 2017 and December 31, 2016 was as follows:

	For the years ended
	December 31, 2018	December 31, 2017	December 31, 2016
Salaries	$160,869	$124,746	$137,458
Employee retention allowance	$-	$10,396	$11,455
Compensation expense-share-based payments	$-	$22,309	$55,176
	$160,869	$157,451	$204,089

    b)     Other Related Party Transactions

As at December 31, 2018, an amount of $nil was due from Kuuhubb Inc. (formerly Delrand Resources Limited), a company with common directors, incurred in connection with common expenses (December 31, 2017 - $4,518).

As at December 31, 2018, an amount of $99,206 relating to management fees and advances provided to the Company was due to Arnold Kondrat, a director and officer of the Company (December 31, 2017 - $75,670). Total management fees accrued to Arnold Kondrat for the year ended December 31, 2018 were $101,686 (2017 - $98,508).

As at December 31, 2018, an amount of $161,318 was due to Gentor Resources Inc. (a company with common directors) related to common expenses (December 31, 2017 - $161,635).

	December 31, 2018	December 31, 2017
Due from related party	$-	$4,518
Due to related parties	$260,524	$237,305

The amounts included in due from/to related party are unsecured, non-interest bearing and are payable on demand.

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars, except for per share amounts)

8. PROPERTY, PLANT AND EQUIPMENT

The Company’s property, plant and equipment are summarized as follows:

	Furniture & fixtures	Office & Communication equipment	Vehicles	Field camps and equipment	Leasehold improvements	Total
	$	$	$	$	$	$
Cost
Balance at January 1, 2017	151,786	102,692	11,707	425,003	84,906	776,094
Additions	-	1,510	-	-	-	1,510
Disposals	-	-	-	-	-	-
Balance at December 31, 2017	151,786	104,202	11,707	425,003	84,906	777,604
Additions	5,700	2,900	-	-	-	8,600
Disposals	-	-	-	-	-	-
Balance at December 31, 2018	157,486	107,102	11,707	425,003	84,906	786,204

Accumulated Depreciation
Balance at January 1, 2017	133,429	102,691	11,707	407,957	84,906	740,691
Additions	3,404	188	-	17,046	-	20,638
Disposals	-	-	-	-	-	-
Balance at December 31, 2017	136,833	102,879	11,707	425,003	84,906	761,329
Additions	2,776	1,809	-	-	-	4,585
Disposals	-	-	-	-	-	-
Balance at December 31, 2018	139,609	104,688	11,707	425,003	84,906	765,912

Carrying amounts
Balance at December 31, 2017	14,953	1,323	-	-	-	16,275
Balance at December 31, 2018	17,877	2,414	-	-	-	20,292

During the year ended December 31, 2018, depreciation in the amount of $580 (year ended December 31, 2017 - $62) was capitalized to exploration and evaluation assets.

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars, except for per share amounts)

9. EXPLORATION AND EVALUATION ASSETS

	North Kivu	Ngayu	Total
Cost
Balance as at January 1, 2017	$9,955,415	$17,752,354	$27,707,769
Additions	203,541	1,236,098	1,439,639
Adjustments	-	(412,549)	(412,549)
Earn-in Randgold payment	-	(1,251,296)	(1,251,296)
Balance as at December 31, 2017	$10,158,956	$17,324,607	$27,483,563
Additions	122,568	2,756,104	2,878,672
Earn-in Randgold payment	-	(2,619,804)	(2,619,804)
Balance as at December 31, 2018	$10,281,524	$17,460,907	$27,742,431

There is $602,250 of intangible exploration and evaluation expenditures as at December 31, 2018 (December 31, 2017 - $150,000). The intangibles have not been included in the table above.

The Company’s exploration and evaluation assets are subject to renewal of the underlying permits and rights and government royalties.

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

In 2015, due to a decrease in gold prices coupled with the reduction of the exploration budget, the Company conducted an impairment analysis whereby the carrying value of the Ngayu exploration and evaluation asset as at December 31, 2015 was assessed for possible impairment. The asset’s recoverable amount was calculated applying a fair value of $15 per ounce of gold in the ground, which was provided by a valuation analysis of an independent report on similar African exploration companies, to the Ngayu project’s Makapela estimated mineral resource. Since the carrying value of the asset was determined to be higher than its recoverable amount, an impairment loss of $2,300,000 was recorded during the year ended December 31, 2015. As at December 31, 2017 and 2018, the Company conducted an analysis of various factors and determined that there was no further impairment recognized by IFRS 6, and no evidence to support an impairment reversal. As at December 31, 2018, the Company determined that no impairment charge or gain was required.

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars, except for per share amounts)

    c.     Devon

The Devon properties consist of three (3) exploration permits situated in the province of Haut-Uele in north eastern Congo. These exploration permits were renewed during 2018 and are subject to final DRC Cadastre Minier (CAMI) administrative processing.

    d.     Navarro

The Navarro properties consist of six (6) exploration permits situated in the provinces of Ituri and Haut-Uele in north eastern Congo.

Randgold Agreement

In January 2016, the Company’s subsidiary, Loncor Resources Congo SARL (“Loncor Congo”), entered into an agreement with Randgold Resources (DRC) Limited ("Randgold") with respect to a portion of the Company’s Ngayu project. This agreement provides for the potential future establishment of a joint venture special purpose company (“Mining Company”) between Loncor Congo and Randgold. The Mining Company will be established only if exploration activities undertaken by Randgold at the Ngayu project result in an approved completed pre-feasibility study on any gold discovery meeting the investment criteria of Randgold. The agreement does not include certain parcels of land surrounding and including the Makapela and Yindi prospects which are retained by Loncor Congo and do not form part of the agreement.

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

The Devon properties are also part of an agreement with Randgold, with the terms similar to the terms of Randgold’s agreement with Loncor Congo, as summarized above.

10. INTANGIBLE ASSETS

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

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars, except for per share amounts)

December 31, 2018

	Property, plant and		Exploration and
	equipment	Intangible assets	evaluation
Congo	$3,493	-	$28,344,681
Canada	$16,799	$1	-
	$20,292	$1	$28,344,681
December 31, 2017
	Property, plant and		Exploration and
	equipment	Intangible assets	evaluation
Congo	$1,174	-	$27,633,564
Canada	$15,101	$1	-
	$16,275	$1	$27,633,564

12. ACCOUNTS PAYABLE

The following table summarizes the Company’s accounts payable:

	December 31, 2018	December 31, 2017
Exploration and evaluation expenditures	$97,688	$227,537
Non-exploration and evaluation	$202,595	$132,114

Total Accounts Payable	$300,283	$359,651

13. LOAN

In September 2017, the Company received a loan from an arm’s length party in the amount of $119,565 (150,000 Cdn$) that is unsecured and bears interest at 8% per annum and is payable within one year. This loan was fully repaid during 2018, including accrued interest.

In June 2018, as part of the closing of the acquisition of Devon, the Company issued an unsecured non-interest bearing note in the amount $265,000, payable on demand, in satisfaction of the non-share component of the consideration for the Devon acquisition. As at December 31, 2018, the balance of $40,041 was outstanding.

14. SHARE CAPITAL

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
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016
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

In February 2016, the Company closed a non-brokered private placement of 67,000,000 common shares of the Company at a price of Cdn$0.015 per share for gross proceeds of Cdn$1,005,000 (the "Offering"). Mr. Arnold Kondrat, President, Chief Executive Officer and a director of the Company, acquired 60,000,000 of the shares issued under the Offering. A portion of the proceeds of the Offering were used to repay short term, non-interest bearing loans totalling Cdn$825,000 provided to the Company by Mr. Kondrat.

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

On June 19, 2018, the Company closed a non-brokered private placement of 1,700,000 common shares of the Company at a price of Cdn$0.10 per share for gross proceeds of Cdn$170,000. Mr. Arnold Kondrat (“Kondrat”), who is President, Chief Executive Officer and a director of the Company, purchased 700,000 of the shares issued under this financing.

On June 26, 2018, private placement and share swap transactions (the “Transactions”) were completed with Resolute Mining Limited (“Resolute”). Pursuant to the private placement Transaction, the Company issued 26,000,000 common shares to Resolute at a price of Cdn$0.10 per share for gross proceeds of Cdn$2,600,000. Pursuant to the share swap Transaction, Resolute purchased 25,000,000 common shares of the Company held by Kondrat in exchange for the future issuance on or before July 16, 2018 by Resolute to Kondrat of Cdn$2,500,000 worth of Resolute ordinary shares (capped at a maximum of 3,000,000 Resolute shares).

In addition, on June 19, 2018 the Company issued 1,000,000 common shares at a price of Cdn$0.10 per share as part of the acquisition of Devon (Note 4).

As of December 31, 2018, the Company had issued and outstanding 187,389,732 common shares (December 31, 2017 – 158,689,732) and no preference shares are issued and outstanding.

c)	Common share purchase warrants

As at December 31, 2018, the Company had outstanding 3,625,000 (December 31, 2017 – 3,625,000) common share purchase warrants. No warrants were forfeited or cancelled during the year ended December 31, 2018 (year ended December 31, 2017 – nil). The common share purchase warrants are classified as a liability as they are a derivative financial instrument due to their exercise price differing from the functional currency of the Company. The common share purchase warrants are re-valued at year and period end, with a gain or loss reported on the consolidated statement of loss and comprehensive loss. During the year ended December 31, 2018, the Company recognized a gain of $65,907 in the consolidated statement of loss and comprehensive loss representing the change in fair value on this derivative financial instrument (2017 – gain of $314,317). The following table summarizes the Company’s common share purchase warrants outstanding as at December 31, 2018:

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars, except for per share amounts)

		Granted				Exercise			Remaining
	Opening	during			Closing	Price(Cdn	Exercise period		contractual life
Date of Grant	Balance	period	Exercised	Expired	Balance	$)	(months)	ExpiryDate	(months)
6/29/2016	875,000	-	-	-	875,000	$0.18	36	6/29/2019	6
2/3/2017	2,000,000	-	-	-	2,000,000	$0.18	24	2/3/2019	1
2/28/2017	750,000	-	-	-	750,000	$0.18	24	2/28/2019	2
	3,625,000	-	-	-	3,625,000

The value of the warrants was calculated using the Black-Scholes model and the assumptions at grant date and period end date were as follows:

(i)

Risk-free interest rate: 0.48% - 1.86%, which is based on the Bank of Canada benchmark bonds yield 2 year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the warrants

(ii)	Expected volatility: 52% - 179%, which is based on the Company’s historical stock prices
(iii)	Expected life: 0 - 1 year
(iv)	Expected dividends: $Nil

d)	Loss per share

Loss per share was calculated on the basis of the weighted average number of common shares outstanding for the year ended December 31, 2018 amounting to 172,996,581 (year ended December 31, 2017 – 158,074,664) common shares. The diluted weighted average number of common shares outstanding for the year ended December 31, 2018 amounted to 172,996,581 (year ended December 31, 2017 – 158,074,664) common shares. Stock options and warrants are considered anti-dilutive and therefore are excluded from the calculation of diluted (loss) income per share.

15. SHARE-BASED PAYMENTS

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

The following tables summarize information about stock options:

For the year ended December 31, 2018:

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars, except for per share amounts)

Exercise Price Range (Cdn$)	Opening Balance	During the Period				Closing Balance	Weighted average remaining contractual life (years)	Vested & Exercisable	Unvested
		Granted	Exercised	Forfeiture	Expired
0-0.99	2,400,000	-	-	(300,000)	-	2,100,000	2.19	2,100,000	-
Weighted Average Exercise Price (Cdn$)	0.06					0.06		0.06

For the year ended December 31, 2017:
Exercise Price Range (Cdn$)	Opening Balance	During the Period				Closing Balance	Weighted average remaining contractual life (years)	Vested & Exercisable	Unvested
		Granted	Exercised	Forfeiture	Expired

0-0.99	2,400,000	-	-	-	-	2,400,000	3.19	1,800,000	600,000
1.00 - 1.25	815,000	-	-	(25,000)	(790,000)	-	0.00	-	-
	3,215,000	-	-	(25,000)	(790,000)	2,400,000	3.19	1,800,000	600,000
Weighted Average Exercise Price (Cdn$)	0.31	-	-	-	-	0.06		0.06	0.06

During the year ended December 31, 2018, the Company recognized in the statement of loss and comprehensive loss as an expense $1,676 (year ended December 31, 2017 – $22,309; year ending December 31, 2016 - $55,176) representing the vesting of the fair value at the date of grant of stock options previously granted to employees, directors and officers under the Company’s Stock Option Plan.

16. COMMITMENTS AND CONTINGENCIES

Environmental

The Company’s exploration and evaluation activities are subject to laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company believs its activities are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

Lease Commitments

The Company has in place a lease agreement for the head office location in Toronto, Canada (with monthly obligation of U.S. dollar equivalent of Cdn $21,419 to August 2019 and Cdn $25,404 to October 2022.

17. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

a)	Fair value of financial assets and liabilities

The consolidated statements of financial position carrying amounts for cash and cash equivalents, advances receivable, balances due from and due to related parties, accounts payable, accrued liabilities and the employee retention allowance approximate fair value due to their short-term nature.

Fair value hierarchy

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars, except for per share amounts)

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

The fair value of warrants (note 14c) would be included in the hierarchy as follows:

31-Dec-18

Liabilities:	Level 1	Level 2	Level 3
Canadian dollar common share purchase warrants	-	$1,539	-

31-Dec-17

Liabilities:	Level 1	Level 2	Level 3
Canadian dollar common share purchase warrants	-	$67,305	-

b)	Risk Management Policies

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

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign exchange gains or losses are reflected as a separate item in the consolidated statement of loss and comprehensive loss. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency exchange risk on net working capital as at December 31, 2018. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Canadian dollar which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Canadian dollar would have had the equal but opposite effect as at December 31, 2018.

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars, except for per share amounts)

	December 31, 2018	December 31, 2017
	Canadian dollar	Canadian dollar
Cash and cash equivalents	831,348	1,913
Accounts payable and accrued liabilities	(289,994)	(243,014)
Employee retention allowance	(234,471)	(261,138)
Total foreign currency financial assets and liabilities	306,883	(502,239)
Foreign exchange rate as at December 31, 2018	0.7330	0.7971
Total foreign currency financial assets and liabilities in US $	224,945	(400,335)
Impact of a 10% strengthening of the US $ on net loss	22,495	(40,033)

d)	Credit Risk

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

The carrying amount of financial assets represents the maximum credit exposure. The Company’s gross credit exposure at December 31, 2018 and December 31, 2017 was as follows:

	December 31, 2018	December 31, 2017
Cash and cash equivalents	$650,902	$20,162
Advances receivable	$50,581	$175,501
Due from related parties	-	$4,518
	$701,483	$200,181

e)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents and equity capital markets. All financial obligations of the Company including accounts payable of $300,283, accrued liabilities of $9,971, due to related parties of $260,524, employee retention allowance of $171,867 and a loan of $40,041 are due within one year.

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016
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

The Company manages its common shares, warrants and stock options as capital. The Company’s policy is to maintain sufficient capital base in order to meet its short term obligations and at the same time preserve investors’ confidence required to sustain future development of the business.

	December 31, 2018	December 31, 2017
Share capital	$79,376,206	$77,286,874
Reserves	$8,221,178	$8,219,502
Deficit	$(59,315,152)	$(58,650,391)
Common share purchase warrants	$1,539	$67,305
	$28,283,771	$26,923,290

The Company's capital management objectives, policies and processes have remained unchanged during the years ended December 31, 2018 and December 31, 2017.

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body, other than the Toronto Stock Exchange (“TSX”) which requires adequate working capital or financial resources such that, in the opinion of TSX, the listed issuer will be able to continue as a going concern. TSX will consider, among other things, the listed issuer's ability to meet its obligations as they come due, as well as its working capital position, quick asset position, total assets, capitalization, cash flow and earnings as well as accountants' or auditors' disclosures in the consolidated financial statements regarding the listed issuer's ability to continue as a going concern.

18. SUPPLEMENTAL CASH FLOW INFORMATION

During the periods indicated the Company undertook the following significant non-cash transactions:

		For the year ended
	Note	December 31, 2018	December 31, 2017	December 31, 2016

Depreciation included in exploration and evaluation assets	9	$580	$62	$42,819

Employee retention allowance included in exploration and evaluation assets	19	$-	$-	$9,800

Exploration and evaluation expenditures by Randgold		$2,619,804	$1,251,286	$250,786

19. EMPLOYEE RETENTION ALLOWANCE

The Company previously had an incentive employee retention policy under which an amount equal to one month salary per year of service was accrued to each qualified employee up to a maximum of 10 months (or 10 years of service with the Company and/or a related company). To qualify for this retention allowance, an employee was required to complete two years of service with the Company and/or a related company. The full amount of retention allowance accumulated by a particular employee is paid out when the employee is no longer employed with the Company, unless other arrangements are made or unless there is a termination due to misconduct, in which case the retention allowance is forfeited. While the retention allowance policy was discontinued by the Company effective December 31, 2017, the retention allwance amounts accrued up to December 31, 2017 remain recorded as a liability in the Company’s consolidated statement of financial position. There is uncertainty about the timing and amount of these potential retention allowance payments. As at December 31, 2018, the Company estimated a total liability for accrued retention allowance of $171,867 (December 31, 2017 - $208,153).

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars, except for per share amounts)

The following table summarizes information about changes to the Company’s employee retention provision during the years ended December 31, 2018 and 2017.

$
Balance at December 31, 2016	596,849
Additions	10,396
Change in estimate	(412,549)
Foreign exchange loss	13,457
Balance at December 31, 2017	208,153
Disbursements	(19,547)
Foreign exchange loss	(16,739)
Balance at December 31, 2018	171,867

20. INCOME TAXES

a)	Provision for Income Taxes

Major items causing the Company’s effective tax rate to differ from the combined Canadian federal and provincial statutory rate of 26.5% (2017 – 26.50%) were as follows:

	Years Ended December 31,
	2018	2017
	$	$
Net loss for the year	(664,762)	(61,287)

Expected Income tax recovery based on statutory rate	(176,000)	(16,000)
Adjustment to expected income tax benefit
Permanent differences	(17,000)	(77,000)
other	651,000	2,000
Change in unrecognized deferred tax asset	(458,000)	91,000
Income tax expense	-	-

b)	Deferred Income Taxes

Deferred income taxes assets have not been recognized in respect to the following deductible temporary differences:

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars, except for per share amounts)

	Years Ended December 31,
	2018	2017

Non-capital losses carried forward	12,562,000	15,953,000
Financing costs - Canada	-	7,000
Fixed assets - Canada	189,000	255,000
Other - Canada	111,000	-
Capital loss carry-forwards -Canada	3,850,000	-
Exploration and evaluation properties - Congo	31,466,000	31,242,000
Total	48,178,000	47,457,000

Non-capital losses in Canada expire in the following years:

2023	$25,000
2024	82,000
2025	158,000
2026	250,000
2027	126,000
2028	190,000
2029	644,000
2030	1,453,000
2031	2,478,000
2032	2,091,000
2033	1,860,000
2034	832,000
2035	535,000
2036	585,000
2037	517,000
2038	736,000
$12,562,000