Form 20-F
period 2019-12-31
Loncor Resources Inc.
filed 2020-04-14
CIK 1472619

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

________________

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2019

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

Ontario

(Jurisdiction of Incorporation of Organization)

1 First Canadian Place, 100 King Street West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada

(Address of Principal Executive Offices, including Zip Code)

Contact: Donat K. Madilo; E-mail: dmadilo@loncor.com; Telephone: (416) 361-2510; Address: 1 First Canadian Place, 100 King Street West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

    None

Securities registered pursuant to Section 12(g) of the Act:

  Common Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2019:

95,280,979 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [  ]        No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

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

Yes [X]       No [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

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

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board [X]	Other [ ]

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

[  ] Item 17         [  ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [  ]        No [X]

LONCOR RESOURCES INC. - FORM 20-F
Table of Contents

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	1
CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE ESTIMATES	2
CURRENCY	2

PART 1

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	3

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	3

ITEM 3. KEY INFORMATION	3

A. Selected Financial Data	3

B. Capitalization and Indebtedness	4

C. Reason for the Offer and Use of Proceeds	4

D. Risk Factors	4

ITEM 4. INFORMATION ON THE COMPANY	15

A. History and Development of the Company	15

B. Business Overview	22

C. Organizational Structure	24

D. Property, Plants and Equipment	24

ITEM 4A. UNRESOLVED STAFF COMMENTS	62

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	62

A. Operating Results	62

B. Liquidity and Capital Resources.	62

C. Research and Development, Patents and Licenses, etc.	62

D. Trend Information	62

E. Off-Balance Sheet Arrangements.	63

F. Tabular Disclosure of Contractual Obligations	63

G. Safe Harbor	63

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	63

A. Directors and Senior Management	63

B. Compensation	66

C. Board Practices	71

D. Employees	73

E. Share Ownership	73

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	75

A. Major Shareholders	75

B. Related Party Transactions	76

C. Interests of Experts and Counsel	76

ITEM 8. FINANCIAL INFORMATION	77

A. Consolidated Statements and Other Financial Information	77

B. Significant Changes	77

ITEM 9. THE OFFER AND LISTING	77

Table of Contents
(continued)

A. Offer and Listing Details	77

B. Plan of Distribution	80

C. Markets	80

D. Selling Shareholder	80

E. Dilution	80

F. Expenses of the Issue	80

ITEM 10. ADDITIONAL INFORMATION	80

A. Share Capital	80

B. Memorandum and Articles of Association	80

C. Material Contracts	83

D. Exchange Controls	83

E. Certain United States Federal Income Tax Considerations	84

F. Dividends and Paying Agents	93

G. Statement By Experts	93

H. Documents on Display	93

I. Subsidiary Information	93

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.	93

ITEM 12. DESCRIPTIONS OF SECURITIES OTHER THAN EQUITY SECURITIES	93

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.	93

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.	94

14.A.-D. Modifications to the Rights of Security Holders	94

14.E. Use of Proceeds	94

ITEM 15. CONTROLS AND PROCEDURES.	94

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT	96

ITEM 16.B. CODE OF ETHICS.	96

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	96

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	97

ITEM 16.E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	97

ITEM 16.F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT	97

ITEM 16.G. CORPORATE GOVERNANCE	97

ITEM 16.H. MINE SAFETY	97

PART III

ITEM 17. FINANCIAL STATEMENTS	98

ITEM 18. FINANCIAL STATEMENTS	98

ITEM 19. EXHIBITS	98

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 20-F and the documents incorporated by reference herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of Canadian provincial securities laws (such forward-looking statements and forward-looking information are referred to herein as "forward-looking statements").  Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies.  All statements, other than statements which are reporting results as well as statements of historical fact, that address activities, events or developments that Loncor Resources Inc. (the "Company" or "Loncor") believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding mineral resource estimates, drill targets, future drilling (including planned drilling by Loncor's joint venture partner, "Barrick" (as defined below)), drilling and other exploration results, potential gold discoveries, potential mineralization, potential mineral resources, and the Company's exploration and development plans and objectives with respect to its projects) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual events or results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual events or results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things: the possibility that the planned drilling program by Barrick will be delayed, uncertainties relating to the availability and costs of financing in the future; activities of the Company may be adversely impacted by the continued spread of "COVID-19" (as defined below), including the ability of the Company to secure additional financing; risks related to the exploration stage of the Company's properties; the possibility that future exploration (including drilling by Barrick) or development results will not be consistent with the Company's expectations; failure to establish estimated mineral resources; fluctuations in gold prices and currency exchange rates; inflation; rules adopted by the U.S. Securities and Exchange Commission that may affect mining operations in the Democratic Republic of the Congo; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); changes in equity markets; political developments in the Democratic Republic of the Congo; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations or policies affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; the Company's history of losses and expectation of future losses; the Company's ability to acquire additional commercially mineable mineral rights; risks related to the integration of any new acquisitions into the Company's existing operations; increased competition in the mining industry; and the other risks disclosed under the heading "Risk Factors" in this Form 20-F.

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

Item 3.  Key Information

A.  Selected Financial Data

The selected consolidated financial information set forth below for each of the five years ended December 31, 2019, 2018, 2017, 2016 and 2015, which is expressed in United States dollars (the Company prepares its financial statements in United States dollars), has been derived from the Company's audited consolidated financial statements as at and for the financial years ended December 31, 2019, 2018, 2017, 2016 and 2015.  These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board, which differ in certain respects from the principles the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States.  The selected consolidated financial information should be read in conjunction with the discussion in Item 5 of this Form 20-F and the consolidated financial statements and related notes thereto filed as part of this Form 20-F under Item 18.  Historical results from any prior period are not necessarily indicative of results to be expected for any future period.

                                                                                    (in US$000 except share data)

	2019	2018	2017	2016	2015
Revenue	$-	$-	$-	$-	$-
Net income (loss) from operations	(1,651)	(665)	(61)	(498)	(2,417)
Net income (loss) for the year	(1,651)	(665)	(61)	(498)	(2,417)
Basic and diluted net income (loss) per share	(0.02)	(0.01)	(0.00)	(0.00)	(0.06)
Current assets	142	702	268	188	131
Exploration and evaluation assets	28,752	28,345	27,634	27,858	27,836
Total assets	29,675	29,067	27,918	28,081	28,049
Total liabilities	2,388	784	1,062	1,424	1,758
Net assets	27,287	28,282	26,856	26,657	26,292
Share capital	79,841	79,376	77,287	77,049	76,241
Shareholders' equity	27,287	28,282	26,856	26,657	26,292
Weighted average common shares outstanding (in thousands)	93,885	86,498	79,037	71,062	41,287

Exchange Rates

On March 6, 2020, the buying rate in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York, was US$1.00 = Cdn$1.3420.  The following table sets forth, for each of the years or, as applicable, months indicated, additional information with respect to the noon buying rate for US$1.00 in Canadian dollars and are based upon the rates quoted by the Federal Reserve Bank of New York.

Rate	2019	2018	2017	2016	2015
Average (1)	1.3232	1.2999	1.2971	1.3229	1.2906

_____________________________
(1)  The average rate means the average of the exchange rates on the last day of each month during the year.

Rate	October 2019	November 2019	December 2019	January 2020	February 2020	March 2020 (1)
High	1.3332	1.3317	1.3298	1.3220	1.3411	1.3425
Low	1.3063	1.3145	1.2962	1.2964	1.3217	1.3334

_____________________________
(1)  Provided for the period from March 1, 2020 to March 6, 2020.

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

The Company's business could be adversely impacted by the outbreak of contagious diseases, including the effect of the spread of coronavirus.

The Company is susceptible to risks related to the outbreak of contagious diseases, including the recent widespread outbreak of respiratory illness caused by a novel strain of the coronavirus ("COVID-19").  The Company's business could be adversely impacted by the effects of COVID-19 (as well as any other outbreak of contagious diseases).  During 2019, COVID-19 emerged in China and has now spread to many other countries, including Canada, and infections have been reported globally.  The extent to which COVID-19 impacts the Company's business, including its operations and the market for its securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak and the actions taken to contain or treat the COVID-19 outbreak (including the travel and quarantine restrictions currently being imposed by governments of affected countries).  In particular, the continued spread of COVID-19 globally could materially and adversely impact the Company's business including without limitation, employee health, workforce productivity, limitations on travel, the availability of industry experts and personnel, restrictions to the exploration and development of its mineral properties, including restrictions on drill programs and/or the timing to process drill and other metallurgical testing, and other factors that will depend on future developments beyond the Company's control, all of which may have a material and adverse effect on the its business, financial condition and results of operations.  There can be no assurance that the personnel of the Company and its partners and service providers will not be impacted by COVID-19 and ultimately see workforce productivity reduced or incur increased costs, including but limited to medical and insurance premiums.  In addition, COVID-19 has resulted in a widespread global health crisis that has already significantly adversely affected global economies and capital markets, resulting in an economic downturn that could become much worse and have an adverse effect on the Company's future prospects, including its ability to secure financing from capital markets and further explore and develop its mineral properties.

The Company has not generated revenues from operations and is wholly reliant upon external financing, does not have a history of mining operations, and there is no assurance that it will produce revenue, operate profitably or provide a return on investment in the future.

The Company has not generated revenues from operations and there is no assurance that it will produce revenue, operate profitably or provide a return on investment in the future.  The Company has only incurred operating losses, and the development of its projects is at an early stage.  The Company produced a loss of US$1,650,745 for the year ended December 31, 2019, and, as of that date, the Company's deficit was US$60,965,897 and the Company had a working capital deficit of US$1,827,407 which casts substantial doubt on the Company's ability to continue as a going concern.  The Company is subject to the risks and challenges experienced by other companies at a comparable stage.  These risks include, but are not limited to, continuing losses and the ability to secure adequate financing or to complete corporate transactions to meet the minimum capital required to successfully complete its projects and fund other operating expenses.

The Company's ability to continue as a going concern is dependent upon its ability to obtain the necessary financing to meet its obligations and repay liabilities arising from normal business operations when they come due.  As well, further exploration and development of the Company's current projects will require significant additional financing.  Given the current economic climate and state of capital markets, including the effects of the public health crisis resulting from COVID-19, the ability to raise funds may prove difficult.  The Company has no revenues and is wholly reliant upon external financing to fund its activities.  There can be no assurance that such financing will be available to the Company or, if it is, that it will be offered on acceptable terms.  If additional financing is raised through the issuance of equity or convertible debt securities of the Company, the interests of the Company's shareholders in the net assets of the Company may be diluted.  Any failure of the Company to obtain required financing on acceptable terms could have a material adverse effect on the Company's financial condition, results of operations, liquidity, and its ability to continue as a going concern, and may require the Company to cancel or postpone planned exploration or development activities on its mineral properties.

The auditor's report issued in respect of the Company's 2019 annual consolidated financial statements contains the following paragraph:

"We draw attention to Note 2 in the consolidated financial statements, which describe the events and conditions that indicate the existence of material uncertainties that may cast significant doubt about the Company's ability to continue as a going concern. Our opinion is not modified in respect of this matter.

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

Some or all of the Company's properties are located in regions where political instability and violence is ongoing.  Some or all of the Company's properties are inhabited by artisanal miners.  These conditions may interfere with work on the Company's properties and present a potential security threat to the Company's employees.  There is a risk that activities at the Company's properties may be delayed or interfered with, due to the conditions of political instability, violence, hostage taking or the inhabitation of the properties by artisanal miners.  The Company uses its best efforts to maintain good relations with the local communities in order to minimize such risks.

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

The Company's properties are in the exploration stage, and there can be no assurance that the Company's exploration activities will result in discoveries that are commercially viable.

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

The future price of gold will significantly affect the development of Loncor's projects.  Gold prices are subject to significant fluctuation and are affected by a number of factors which are beyond Loncor's control.  Such factors include, but are not limited to, interest rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold-producing countries throughout the world.  The price of gold has fluctuated widely in recent years, and future price declines could cause development of and commercial production from Loncor's mineral interests to be impracticable.  The current global health crisis caused by COVID-19 has significantly adversely affected global economies and capital markets, resulting in significant fluctuations in the gold price.  If the price of gold decreases, projected cash flow from planned mining operations may not be sufficient to justify ongoing operations and Loncor could be forced to discontinue development and sell its projects.  Future production from Loncor's projects is dependent on gold prices that are adequate to make these projects economic.

The Company's activities are subject to various laws and government approvals and no assurance can be given that the Company will be successful in obtaining or maintaining such approvals or that it will successfully comply with all applicable laws.

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

The market price of the Company's securities may fluctuate significantly based on a number of factors, some of which are unrelated to the financial performance or prospects of the Company.  These factors include macroeconomic developments in North America and globally, market perceptions of the attractiveness of particular industries, short-term changes in commodity prices, other precious metal prices, the attractiveness of alternative investments, currency exchange fluctuation, the political environment in the DRC and the Company's financial condition or results of operations as reflected in its consolidated financial statements.  These factors also currently include the impact of COVID-19, which has resulted in a widespread global health crisis that has significantly adversely affected global economies and capital markets, resulting in extreme volatility in capital markets.  Other factors unrelated to the performance of the Company that may have an effect on the price of the securities of the Company include the following: the extent of analytical coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company's securities; lessening in trading volume and general market interest in the Company's securities may affect an investor's ability to trade significant numbers of securities of the Company; the size of the Company's public float may limit the ability of some institutions to invest in the Company's securities; the Company's operating performance and the performance of competitors and other similar companies; the public's reaction to the Company's press releases, other public announcements and the Company's filings with the various securities regulatory authorities; changes in estimates or recommendations by research analysts who track the Company's securities or the shares of other companies in the resource sector; the arrival or departure of key personnel; acquisitions, strategic alliances or joint ventures involving the Company or its competitors; the factors listed in this Form 20-F under the heading "Cautionary Statement Regarding Forward-Looking Statements"; and a substantial decline in the price of the securities of the Company that persists for a significant period of time could cause the Company's securities to be delisted from any exchange on which they are listed at that time, further reducing market liquidity.  If there is no active market for the securities of the Company, the liquidity of an investor's investment may be limited and the price of the securities of the Company may decline.  If such a market does not develop, investors may lose their entire investment in the Company's securities.

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

The Company has incurred losses from operations since it became a mineral exploration company in November 2008 and the Company expects to incur losses from operations for the foreseeable future.  The Company had an accumulated deficit of US$60,965,897 as of December 31, 2019.  The losses do not include capitalized mineral property exploration costs.  The Company expects to continue to incur losses unless and until such time as one or more of its properties enter into commercial production and generate sufficient revenues to fund continuing operations.  The development of the Company's properties will require the commitment of substantial financial resources.  The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultants' analysis and recommendations, the rate at which operating losses are incurred, and the Company's acquisition of additional properties, some of which are beyond the Company's control.  There can be no assurance that the Company will ever achieve profitability.

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

The Company's focus is the Ngayu Greenstone Belt in the DRC.  Any adverse development affecting the progress of its Ngayu properties may have a material adverse effect on the Company's financial performance and results of operations.

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

The Company's business is subject to evolving corporate governance and public disclosure regulations that have increased both the Company's compliance costs and the risk of noncompliance, which could have an adverse effect on the Company's stock price.

The Company is subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the SEC, the Canadian Securities Administrators, the Toronto Stock Exchange, and the International Accounting Standards Board.  These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by the United States Congress, making compliance more difficult and uncertain.  For example, on July 21, 2010, the United States Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act, pursuant to which the SEC adopted rules which require a company filing reports with the SEC to disclose on an annual basis whether certain "conflict minerals" necessary to the functionality or production of a product manufactured by such company originated in the DRC or any adjoining country.  The Company currently holds properties located in the DRC.  It is possible that the SEC rules regarding conflict minerals could adversely affect the value of the minerals mined in the DRC, which may impact the value of the Company's interests in those properties.  The Company's efforts to comply with the Dodd-Frank Act, the rules and regulations promulgated thereunder, and other new rules and regulations have resulted in, and are likely to continue to result in, increased general and administration expenses and a diversion of management time and attention from potential revenue-generating activities to compliance activities.

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

The Company's operations may be adversely affected by environmental hazards on the properties and related environmental regulations.

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

The Company is a foreign corporation and all of the Company's directors and officers except one director are outside the United States, which makes enforcement of civil liabilities difficult.

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

The Company's business depends on its ability to identify and acquire commercially mineable mineral rights, and there can be no assurances that it will be successful in such efforts.

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

Litigation may adversely affect the Company's financial position, results of operations or the Company's project development operations.

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

Increased sales of the Company's common shares by shareholders could lower the trading price of the shares.

Sales of a large number of the Company's common shares in the public markets, or the potential for such sales, could decrease the trading price of such shares and could impair Loncor's ability to raise capital through future sales of common shares.

Fluctuations in currency could have a material impact on the Company's financial statements.

The Company uses the United States dollar as its functional currency.  Fluctuations in the value of the United States dollar relative to other currencies (including the Canadian dollar) could have a material impact on the Company's consolidated financial statements by creating gains or losses.  No currency hedge policies are in place or are presently contemplated.

The loss of key management personnel or the inability to recruit additional qualified personnel may adversely affect the Company's business.

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

The Company has not paid out any cash dividends to date and has no plans to do so in the immediate future.  As a result, an investor's return on investment in the Company's common shares will be solely determined by his or her ability to sell such shares in the secondary market.

Trading of the Company's common shares in the United States may be effected by its voluntary delisting from the NYSE American.

The Company's common shares are traded exclusively in the United States on the OTCQB tier of the OTC Markets.  The Company's common shares previously traded on the NYSE American, and the OTCQB does not require the same level of disclosure and compliance requirements compared to the NYSE American.  The Company is still, however, required to meet its SEC filing requirements and to meet its Toronto Stock Exchange and Canadian filing, compliance and disclosure requirements.  As the Company's common shares are no longer listed on the NYSE American, shareholders will not be able to trade its common shares on the NYSE American and certain federal and state securities law exemptions for its common shares would no longer be available.  Consequently, the trading market for the Company's securities in the United States will be limited.

Item 4.  Information on the Company

A.  History and Development of the Company

The Company is a corporation which was formed under the Ontario Business Corporations Act on August 24, 1993.  A summary of the Company's legal names since its formation is provided in Item 14 of this annual report on Form 20-F.  The head office and registered office of the Company is located at 1 First Canadian Place, Suite 7070, 100 King Street West, Toronto, Ontario, M5X 1E3, Canada.  The telephone number of such office is (416) 361-2510.

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

In September 2009, the Company completed a non-brokered private placement of 1,500,000 common shares at a price of Cdn$1.50 per share for proceeds to the Company of Cdn$2,250,000.

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

In February 2010, the Company completed a brokered private placement financing involving the issuance of 4,083,250 units of the Company at a price of Cdn$2.50 per unit for aggregate gross proceeds of Cdn$10,208,125.  Each such unit was comprised of one common share of the Company and one-half of one common share purchase warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of Cdn$2.90 for a period of 24 months.  GMP Securities L.P. as lead agent, together with CI Capital Markets Inc. and Salman Partners Inc., acted as the Company's agents in connection with this financing.

Also in February 2010, the Company completed a non-brokered private placement financing involving the issuance to an affiliate ("Newmont") of Newmont Mining Corporation of 2,000,000 units of the Company at a price of Cdn$2.50 per unit for aggregate gross proceeds of Cdn$5,000,000.  The units issued under this financing had the same terms as the units issued under the February 2010 brokered private placement.  In December 2010, Newmont exercised the 1,000,000 warrants that it had acquired under the said February 2010 non-brokered private placement, resulting in the issuance by the Company to Newmont of 1,000,000 common shares of the Company at a price of Cdn$2.90 per share for gross proceeds to the Company of Cdn$2,900,000.

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

In December 2010, the Company completed a non-brokered private placement with Newmont involving the issuance by the Company to Newmont of 1,000,000 units of the Company at a price of Cdn$3.90 per unit for aggregate gross proceeds of Cdn$3,900,000.  Each such unit was comprised of one common share of the Company and one-half of one common share purchase warrant of the Company.  Each full warrant was exercisable into one additional common share of the Company at a price of Cdn$4.60 until December 2012 (these warrants expired in December 2012 without being exercised).

In February 2011, the Company and Newmont entered into a technology consultation services agreement pursuant to which Newmont agreed to make available to Loncor, at Loncor's reasonable request, exploration consultation services to assist Loncor in the exploration of Loncor's Ngayu gold project.

Also in February 2011, the Company completed concurrent brokered and non-brokered private placement equity financings.  Pursuant to a "bought deal" private placement financing conducted by a syndicate of investment dealers, the Company issued 4,250,000 common shares of the Company at a price of Cdn$4.70 per share, resulting in aggregate gross proceeds of Cdn$19,975,000.  The Company also issued, by way of non-brokered private placement, to Newmont, 850,000 common shares of the Company at a price of Cdn$4.70 per share for aggregate proceeds of Cdn$3,995,000.

In April 2011, the Company's common shares commenced trading on the NYSE American LLC (formerly called NYSE Amex LLC).  The Company retained its primary listing on the TSX Venture Exchange.

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

In June 2012, the Company announced an exploration update on its regional target follow-up at its Ngayu gold project, reporting that initial groundwork on the priority regional targets has delineated significant mineralized gold trends at Nagasa (4.5 kilometres), Matete (2.0 kilometres) and Mondarabe (1.5 kilometres) in the Imva Fold area.  The Company also reported that it had commenced a preliminary economic assessment of the Makapela prospect.

In October 2012, the Company completed two financings concurrently, raising total gross proceeds of Cdn$14,799,750.  The first financing involved the issuance of 4,622,500 common shares of the Company at a price of Cdn$2.10 per share for aggregate gross proceeds of Cdn$9,707,250.  This offering was conducted by a syndicate of investment dealers and was made by way of a short form prospectus filed with securities regulatory authorities in all of the provinces of Canada (other than Québec).  The said shares were also offered on a private placement basis in certain jurisdictions outside of Canada.  The second financing involved a non-brokered private placement to Newmont of 2,425,000 common shares of the Company at a price of Cdn$2.10 per share for aggregate gross proceeds of Cdn$5,092,500.  As of the date of this Form 20-F, Newmont holds 7,275,000 (representing 7.12%) of the outstanding common shares of the Company.

In April 2013, the Company announced updated mineral resource estimates for the Company's Makapela prospect, of an indicated mineral resource of 0.61 million ounces of gold (2.20 million tonnes grading at 8.66 g/t Au) and an inferred mineral resource of 0.55 million ounces of gold (3.22 million tonnes grading at 5.30 g/t Au).

In April 2013, the Company announced results of IP surveys at the Company's Nagasa prospect at the Ngayu project, which surveys identified three well-defined, open-ended anomalous zones.  The Company had acquired IP equipment in January 2013 with the objectives of: (a) locating potentially mineralized zones in areas covered by transported overburden where soil geochemistry is problematic, such as at Nagasa, and (b) testing for "blind" ore bodies where mineralization does not reach surface.

The Company's common shares began trading on the Toronto Stock Exchange effective April 26, 2013 and were delisted from the TSX Venture Exchange at the same time.

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

As a result of the sharp decline in gold prices in 2013 and the difficult financing prospects for gold exploration companies in general and the Company in particular, the Company substantially reduced exploration efforts at its projects in order to conserve cash.  From the end of September 2013 until the joint venture agreement signed with Randgold in January 2016, the Company undertook mainly assessment of exploration work undertaken earlier in 2013 at Ngayu and selecting prospects at Ngayu requiring further investigation.  In addition, new historical data was obtained for the North Kivu project in order to select target areas for follow up.

In April 2014, Loncor voluntarily delisted from the NYSE American LLC.

In February 2015, Peter Cowley stepped down from his roles as President and Chief Executive Officer of the Company for personal reasons.  Mr. Cowley agreed to provide advisory services to Loncor.  Arnold T. Kondrat, founder and a director of the Company and who at the time was Executive Vice President of the Company, was appointed President and Chief Executive Officer of the Company.

In February 2015, the Company closed a non-brokered private placement of 4,000,000 common shares of the Company at a price of Cdn$0.12 per share for gross proceeds of Cdn$480,000.  In March 2015, the Company closed a non-brokered private placement of 750,000 common shares of the Company at a price of Cdn$0.24 per share for gross proceeds of Cdn$180,000.

In January 2016, Loncor's subsidiary, Loncor Resources Congo SARL ("Loncor Subco"), entered into a joint venture agreement (the "Agreement") with Randgold Resources (DRC) Limited ("Randgold").  The Agreement provides for a joint venture (the "Joint Venture") between Loncor Subco and Randgold covering all of the exploration permit areas comprising at the time of the Agreement Loncor's Ngayu project, other than certain parcels of land surrounding and including the Makapela and Yindi prospects which are retained by Loncor Subco and do not form part of the Joint Venture.  Randgold has certain preemptive rights over these two areas.  Under the Agreement, Randgold manages and fund all exploration of the said permit areas until the completion of a prefeasibility study on any gold discovery meeting the investment criteria of Randgold.  Once the Joint Venture has determined to move ahead with a full feasibility study, a special purpose vehicle ("SPV") would be created to hold the specific discovery areas.  Subject to the DRC's free carried interest requirements, Randgold would retain 65% of the SPV with Loncor Subco holding the balance of 35%.  Loncor Subco will be required, from that point forward, to fund its pro-rata share of the SPV in order to maintain its 35% interest or be diluted.

In February 2016, the Company closed a non-brokered private placement of 33,500,000 common shares of the Company at a price of Cdn$0.03 per share for gross proceeds of Cdn$1,005,000.  Arnold T. Kondrat, who is Chief Executive Officer and a director of the Company (and was also President of the Company at the time of this transaction), acquired 30,000,000 of the common shares issued under this private placement.

In April 2016, the Company announced that its joint venture partner, Randgold, will commence a regional helicopter-borne VTEM B-Field, Horizontal Magnetic Gradiometer geophysical survey (the "JV Survey") over Loncor's Ngayu project.  The JV Survey flight path design was north-south orientated lines at 400 meter spacing for a total of approximately 10,000 line kilometres, of which 4,200 line kilometers would be flown over the Ngayu project.

In June 2016, the Company closed a non-brokered private placement of 875,000 units of the Company at a price of Cdn$0.24 per unit for gross proceeds of Cdn$210,000.  Each such unit was comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of Cdn$0.36 for a period of two years.

In January 2017, the Company announced preliminary results of the JV Survey undertaken by Randgold under the Joint Venture.  The JV Survey was performed by Geotech Airborne Limited.

In February 2017, the Company closed a non-brokered private placement of 2,000,000 units of the Company at a price of Cdn$0.24 per unit for gross proceeds of Cdn$480,000.  Each such unit was comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of Cdn$0.36 for a period of two years.  Also in February 2017, the Company closed a second non-brokered private placement of 750,000 units of the Company at a price of Cdn$0.26 per unit for gross proceeds of Cdn$195,000.  Each such unit was comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of Cdn$0.36 for a period of two years.

In May 2017, the Company announced that Randgold had commenced exploration ground work on priority targets resulting from the JV Survey undertaken by Randgold as part of the Joint Venture.

On June 19, 2018, the Company closed a non-brokered private placement of 850,000 common shares of the Company at a price of Cdn$0.20 per share for gross proceeds of Cdn$170,000.  Mr. Arnold T. Kondrat ("Kondrat"), who is Chief Executive Officer and a director of the Company (and was also President of the Company at the time of this transaction), purchased 350,000 of the shares issued under this financing.

On June 26, 2018, private placement and share swap transactions (the "Transactions") were completed with Resolute Mining Limited ("Resolute").  Pursuant to the private placement Transaction, the Company issued 13,000,000 common shares to Resolute at a price of Cdn$0.20 per share for gross proceeds of Cdn$2,600,000.  Also pursuant to the terms of the private placement Transaction, (a) for as long as Resolute holds at least 20% of the Company's issued and outstanding shares, Resolute will be entitled to designate a nominee to serve on the Company's board of directors, and (b) subject to the rules of the Toronto Stock Exchange, Resolute has been granted a pre-emptive right to maintain its pro rata equity ownership interest in Loncor following the completion by Loncor of any proposed equity offering.  Pursuant to the share swap Transaction, Resolute purchased 12,500,000 common shares of Loncor held by Kondrat in exchange for the issuance on or before July 16, 2018 by Resolute to Kondrat of Cdn$2,500,000 worth of Resolute ordinary shares (capped at a maximum of 3,000,000 Resolute shares).

Also in June 2018, Loncor Subco acquired all of the outstanding shares of Navarro Resources SARL ("Navarro") and Devon Resources SARL ("Devon"), which hold exploration permits covering ground in the Ngayu gold belt, thereby increasing Loncor's holdings in the Ngayu gold belt.  The Devon properties currently consist of three exploration permits situated in the province of Haut-Uele in northeastern DRC.  The Navarro properties currently consist of six exploration permits also situated in the provinces of Ituri and Haut-Uele in northeastern DRC.  The consideration for the acquisition of Devon comprised the issuance by the Company of 500,000 common shares of the Company valued at Cdn$100,000, payment of US$75,000 in cash and payment of US$190,000 in satisfaction of an outstanding loan provided by Devon to the Company.  The purchase price for the acquisition of Navarro was US$300,000 which was paid for by the settlement of a US$300,000 loan provided by Loncor to Navarro.

In November 2018, the Company issued a press release providing an update on exploration activities undertaken by Randgold on Loncor's Ngayu project as part of the Joint Venture.  In this press release, Loncor reported that exploration in 2018 had been focused on the Anguluku prospect area where drill targets have now been defined and along the 30 kilometre strike Imva fold area in the west of the Ngayu belt, where a new base camp has been established at Mambati.  A number of prospects are being assessed along the Imva fold structure.  Loncor also reported in the said press release that it was proposed to commence a ten core hole (2,490 metres) drilling program at Anguluku to test 4,500 metres of strike.

In May 2019, the Company issued a press release providing an update on exploration activities undertaken by Barrick Gold Corporation (through its subsidiary, Barrick Gold (Congo) SARL) ("Barrick") (Randgold and Barrick merged at the start of 2019) on Loncor's Ngayu project as part of the Joint Venture.  The Company reported that drill targets have been delineated by Barrick on a number of prospects at Ngayu and that exploration by Barrick at Ngayu in 2019 had been focused on the 30 kilometre strike Imva fold area in the west of the Ngayu belt.

In June 2019, the Company appointed Mr. Zhengquan (Philip) Chen as a director of the Company.

In September 2019, the Company implemented a consolidation of its outstanding common shares (the "Share Consolidation"), whereby all of the outstanding common shares were consolidated on the basis of one common share of the Company for every 2 (two) existing common shares.  All amounts in this Form 20-F have been adjusted to reflect the Share Consolidation.

On September 27, 2019, the Company closed certain transactions provided for by the agreement (the "Kilo Agreement") entered into by the Company with Resolute (Treasury) Pty Ltd, Kilo Goldmines Ltd. and Kilo Goldmines Inc. (which is now named Loncor Kilo Inc.) ("Kilo Inc.").  As a result of these transactions, Kilo Inc. is now a wholly-owned subsidiary of Loncor, such that Loncor now holds, through Kilo Inc., Kilo Inc.'s mineral projects in the DRC.  Loncor issued to Arlington Group Asset Management Limited ("Arlington") 1,000,000 common shares of the Company as consideration for the services rendered by Arlington in negotiating and successfully concluding the Kilo Agreement.  Kilo Inc. owned a 71.25% interest in a gold project in northeastern DRC (the "Adumbi Project") (this 71.25% interest was subsequently increased to 76.29% in March 2020; see below) which contains an inferred mineral resource of 1.675 million ounces of gold (20.78 million tonnes grading 2.5 g/t Au).  Kilo Inc. also has a joint venture with an affiliate of Barrick Gold Corporation for gold and associated minerals in respect of the Isiro exploration permits in northeastern DRC (the "Isiro JV").  The Adumbi Project and the Isiro JV project are both located in the Ngayu gold belt near Loncor's existing Ngayu project, and therefore consolidate ground for Loncor in the belt.

In October 2019, the Company announced the appointment of Peter Cowley as President of the Company and the appointment of Minecon Resources and Services Limited as geological consultants to manage exploration and development programs at Loncor's properties within the Ngayu greenstone belt which are outside of Loncor's Joint Venture with Barrick.  Mr. Cowley previously served as President and Chief Executive Officer of the Company from 2009 to 2015.

In November 2019, the Company issued a press release providing an update on exploration activities undertaken by Barrick on Loncor's Ngayu project as part of the Joint Venture.  The Company reported that recent exploration by Barrick at Ngayu had focussed on the major Imva fold structure where a number of drill targets have been developed, with drilling expected to commence during the coming dry season.  In addition to outlining drill targets along the Imva fold, drilling is also planned to be undertaken during the forthcoming drill campaign at the Anguluku prospect area in the southwest side of the Ngayu greenstone (as previously reported, an initial 10 core hole (2,490 metres) drilling program is proposed to test 4,500 metres of potential strike).

In January 2020, the Company issued a press release providing an update on its activities within the Ngayu Greenstone Belt.  Among other things, the Company reported that:

-  Since the Company's acquisition of control of the Adumbi Project in September 2019, Loncor has focussed on the Imbo exploitation permit, where an inferred mineral resource of 1.675 million ounces of gold (20.78 million tonnes grading 2.5 g/t Au) was outlined in January 2014 by independent consultants Roscoe Postle Associates Inc. ("RPA") on three separate deposits, Adumbi, Kitenge and Manzako.

-  In this study, RPA made a number of recommendations on Adumbi, which were subsequently undertaken during the period 2014-18.  The Company's geological consultant Minecon Resources and Services Limited has been assessing the implications of this additional exploration data on Adumbi, which are summarised in the said press release.

-  Subject to the Company securing the necessary financing, the Company is planning to drill an additional 12 deeper holes at Adumbi (which the Company believes has the potential to significantly increase the Adumbi mineral resource) and then commence a preliminary economic assessment when an updated mineral resource study will be undertaken.

In February 2020, the Company issued a press release providing a further update on its activities within the Ngayu Greenstone Belt.  This update included a review of exploration work carried out by Barrick during the fourth quarter of 2019 as part of the Joint Venture.  The Company reported that, as announced in November 2019, joint venture partner and operator Barrick has identified a number of priority drill targets within the Joint Venture land package at Ngayu and that are planned to be drilled during the current dry season.  The Company also reported that:

-  Outside of the Barrick Joint Venture, exploration activities have focussed on the Imbo exploitation permit.  Further exploration activities have been undertaken on updating the Adumbi database as well as reconnaissance fieldwork on the Maiepunji prospect, 12 kilometres west-southwest of Adumbi where several artisanal workings occur over a strike length of 4 kilometres to the east of the Imbo river.

-  A detailed soil sampling, geological mapping and systematic channel sampling program is to be undertaken on the entire Maiepunji mineralized trend which will be aided by the recently completed LIDAR survey over the Imbo permit.

Also in February 2020, the Company closed a private placement of 6,000,000 common shares of the Company (the "Offered Shares") at a price of Cdn$0.40 per Offered Share for gross proceeds of Cdn$2,400,000.  The Company intends to use the proceeds from this financing for general corporate purposes.  A total of 1,790,000 of the Offered Shares issued under this financing were purchased by certain insiders of the Company, including Mr. Arnold T. Kondrat, who is Founder, Chief Executive Officer and a director of Loncor and who purchased 1,440,000 of the Offered Shares.  Taking into account the acquisition of such shares, Mr. Kondrat now holds 28,963,909 (or 28.35%) of the outstanding common shares of Loncor.

In March 2020, the Company appointed Mr. John Barker as Vice President of Business Development for Loncor.

Also in March 2020, the Company acquired an additional 5.04% interest in its subsidiary Adumbi Mining SARL ("Adumbi Holdco") pursuant to a private transaction with one of the former minority shareholders of Adumbi Holdco.  This acquisition increased Loncor's interest in Adumbi Holdco from 71.25% to 76.29% (the 71.25% interest had been acquired by the Company in September 2019 as part of the Kilo Agreement; see above).  Adumbi Holdco, which recently changed its name from KGL Somituri SARL, holds six exploitation permits in the Ngayu Greenstone Belt including the Imbo exploitation permit, where an inferred mineral resource of 1.675 million ounces of gold (20.78 million tonnes grading 2.5 g/t Au,) has been outlined.  76.29% of this gold resource is now attributable to Loncor.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at: http://www.sec.gov. The Company's Internet address is www.loncor.com.

B.  Business Overview

General

Loncor is a Canadian gold exploration company focussed on the Ngayu Greenstone Belt in the DRC.  The Loncor team has over two decades of experience of operating in the DRC.  Ngayu has numerous positive indicators based on the geology, artisanal activity, encouraging drill results and an existing gold resource base.  The area is 200 kilometres southwest of the Kibali gold mine, which is operated by a subsidiary of Barrick Gold Corporation.  In 2019, Kibali produced record gold production of 814,000 ounces.  Barrick has highlighted the Ngayu Greenstone Belt as an area of particular exploration interest and is moving towards earning 65% of any discovery in the Loncor ground that they are exploring.  As per the joint venture agreement signed in January 2016, Barrick manages and funds exploration on the said ground at the Ngayu project until the completion of a pre-feasibility study on any gold discovery meeting the investment criteria of Barrick.  In a recent announcement Barrick highlighted six prospective drill targets and are moving towards confirmation drilling in 2020.  Subject to the DRC's free carried interest requirements, Barrick would earn 65% of any discovery with Loncor holding the balance of 35%. Loncor will be required, from that point forward, to fund its pro-rata share in respect of the discovery in order to maintain its 35% interest or be diluted.

In addition to the Barrick joint venture, certain parcels of land within the Ngayu project surrounding and including the Makapela and Adumbi deposits have been retained by Loncor and do not form part of the joint venture with Barrick.  Barrick has certain pre-emptive rights over the Makapela deposit.  Loncor's Makapela deposit (which is 100%-owned by Loncor) has an indicated mineral resource of 614,200 ounces of gold (2.20 million tonnes grading 8.66 g/t Au) and an inferred mineral resource of 549,600 ounces of gold (3.22 million tonnes grading 5.30 g/t Au).  Adumbi and two neighbouring deposits hold an inferred mineral resource of 1.675 million ounces of gold (20.78 million tonnes grading 2.5 g/t Au), with 76.29% of this resource being attributable to Loncor via its 76.29% interest.

In addition to Ngayu, Loncor also has the North Kivu project in the DRC, which is comprised of 46 exploration permits owned or controlled by Loncor, covering an area of approximately 13,000 square kilometres in North Kivu province located west of the city of Butembo.  All of the 46 North Kivu exploration permits are currently under force majeure due to the poor security situation in much of the North Kivu province.

Additional information with respect to the Company's projects can be found below under "Loncor's Mineral Properties".

The Loncor Foundation

In early 2010, the Company established the Loncor Foundation, a registered charity in the DRC, funded by the Company with the goal of improving the quality of life and opportunities for communities near the Company's exploration projects.  In meetings and discussions with community representatives, it was determined that the Loncor Foundation would focus primarily on health, education and local infrastructure projects.  Based on this advice, the Loncor Foundation initiated a number of community projects near the Yindi and Makapela prospects at the Ngayu project and the Manguredjipa prospect at the North Kivu project. These included the construction of a new primary school for 400 students at Yindi.  The Loncor Foundation also donated text and exercise books for teachers and students in 2011 and 2012 and made a donation of 40 hospital beds to two medical clinics in the Yindi area.  Loncor Foundation projects at Manguredjipa have included financial support for a community electrification project and the construction of six showers and latrines at the Manguredjipa General Hospital, as well as the donation of a motorbike for use by medical staff at the hospital.

The primary focus of the Loncor Foundation in 2012 was the construction of the Bole Bole medical clinic near Makapela.  Also in 2012, the Foundation initiated a program to partially fund the salaries of 12 teachers at the Yindi primary school which resulted in reduced tuition costs for parents and increased enrollment at the school.  During 2013, the Loncor Foundation also repaired bridges on the road between Yindi and Makapela and continued to fund teachers' salaries at the Yindi primary school and partially fund operations at the Bole Bole medical clinic.  The Foundation's work was suspended in 2014 having regard to the Company's financial situation and the need to conserve funds.

Exploration Permits and Exploitation Permits under DRC Mining Law

As described below under "Loncor's Mineral Properties", Loncor holds or controls a number of exploration and exploitation permits covering ground in the DRC with respect to its exploration projects.  Under DRC mining law, an exploration permit entitles the holder thereof to the exclusive right, within the perimeter over which it is granted and for the term of its validity, to carry out mineral exploration work for mineral substances, substances for which the licence is granted and associated substances if an extension of the permit is obtained.  However, the holder of an exploration permit cannot commence work on the property without obtaining approval in advance of its mitigation and rehabilitation plan.  An exploration permit also entitles its holder to the right to obtain an exploitation permit for all or part of the mineral substances and associated substances, if applicable, to which the exploration permit or any extension thereto applies if the holder discovers a deposit which can be economically exploited.

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

C.  Organizational Structure

The following chart illustrates the relationship between Loncor and its significant subsidiaries.  The jurisdiction of incorporation of each such subsidiary and the percentage of voting securities beneficially owned, or controlled or directed, directly or indirectly, by Loncor, is shown in brackets in the last line of each of the boxes of the chart.

D.  Property, Plants and Equipment

The Company does not have any material tangible fixed assets.

Loncor's Mineral Properties

Loncor is a Canadian gold exploration company focussed on the Ngayu Greenstone Belt in the DRC.  The information in this Form 20-F relating to Loncor's mineral properties is as of December 31, 2019 unless otherwise specified.

Ngayu Project

Certain of the following disclosure is derived from the independent technical report (the "Ngayu Technical Report") dated May 29, 2012 and entitled "Updated National Instrument 43-101 Independent Technical Report on the Ngayu Gold Project, Orientale Province, Democratic Republic of the Congo" prepared for Loncor by Venmyn Rand (Pty) Ltd ("Venmyn").  A copy of the Ngayu Technical Report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.  The exploration work being carried out at Ngayu (and the results obtained) by Barrick under the Joint Venture (which was entered into in January 2016) are not included in this section of the Form 20-F other than near the end of this section under "Joint Venture with Barrick".  The following disclosure reflects the exploration work carried out by Loncor at Ngayu prior to Loncor entering into the Joint Venture with Barrick.

For the purpose of the following disclosure, the "Ngayu project" refers to the 12 exploration permits held by the Company in the Ngayu Greenstone Belt which are subject to the January 2016 joint venture agreement with Barrick (and therefore does not include the recently acquired Adumbi and Isiro properties or the Devon and Navarro properties, all of which are discussed separately at the end of this section under "Recently Acquired Adumbi and Isiro Properties" and "Devon and Navarro Properties", respectively).

Property Description and Location

The Ngayu project is situated approximately 300 kilometres northeast of Kisangani and 70 kilometres to the west of the Okapi Game Reserve in the Tshopo Province (formerly, Orientale Province) of the DRC (see Figure 1 below).  The project is located 470 kilometres and 400 kilometres north-northwest of Bukavu and Goma, respectively and is situated 130 kilometres northwest of Loncor's North Kivu project.  It is made up of a total of 12 exploration permits (or "PRs") held by the Company through its wholly-owned DRC subsidiary, Loncor Resources Congo SARL, which cover an area of approximately 960 square kilometres.

Legal Aspects and Tenure

The Ngayu project consists of 12 PRs numbered 1793 to 1806, excluding 1795 and 1799, held by the Company's wholly-owned DRC subsidiary, Loncor Resources Congo SARL.  The Ngayu project PRs were renewed on February 9, 2017 and will expire on February 9, 2022.  The PR details are shown in Table 1 below.

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

Surface Fees and Provincial Taxes

In order to maintain a PR in good standing under DRC law the title holder is required to make annual surface fee and surface tax payments to the State Treasury and the Provincial Tax authorities, respectively.  To qualify for permit renewal the applicant must demonstrate that it has paid all surface fees and provincial taxes and has complied with environmental obligations.  All surface fees and provincial taxes for the Ngayu project PRs have been paid and the PRs are currently in good standing.  In 2019, amounts of US$67,845.20 and US$12,524.77 were paid for surface fees and provincial taxes respectively.

Should exploration lead to the discovery of an economic deposit the PR holder has the right to apply for a Permit d'Expoitation ("PE") or exploitation permit.  The PE gives the title holder the right to carry out exploration, development, construction and exploitation works for a specific mineral.  This includes the right to conduct mining operations, process and sell the mineral extracted.  PEs are valid for 30 years, renewable for 15-year periods until the end of the mine's life.

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
N
Bangui
CAMEROON
NGAYU PROJECT
HAUT ZAIRE
Okapi Game Lodge
Lake Albert
MANGUREDJIPA PROJECT
Kisangani
Beni
UGANDA
Butembo
Lake Edward
GABON
CONGO
Mbandaka
Lac Ntomba
NORD KIVU
Goma
Lake Kivu
RWANDA
Lac Mai-Ndombe
Bukavu
SUD KIVU
BURUNDI
KINSHASA
Kasai
CABINDA
Brazzaville
Kinshasa
BANDUNDU
KASAI ORIENTAL
MANIEMA
TANZANIA
BAS-ZAIRE
Matadi
KASAI OCCIDENTAL
Kananga
Mbuji-Mayi
Lake Tanganyika
SHABA
Lac Upemba
Lake Mweru
ANGOLA
Atlantic Ocean
Lubumbashi
0
Scale
300km
ZAMBIA
5°N
0°
5°S
10°S
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

Access to the Ngayu project has been by poorly maintained dirt tracks.  These tracks converge towards a 760 kilometre network of gravel roads that connect the towns of Kisangani, Nia-Nia and Butembo.  The track between Bomili and Isiro is in extremely poor condition and only accessible by motor bike.  The track between Nia-Nia, Wamba and Isiro is also in poor condition, but has been upgraded by the government.  Kisangani has a tarred air strip and receives flights from Kinshasa.  There is a grass airstrip at Nia Nia and Isiro also has a gravel air strip and receives flights from Kisangani and Bunia.  There is a railway running through the town of Isiro, but this is no longer in service.

Towns located around the Ngayu project include Bomili and Yindi within the project area, Nia-Nia, Wamba, Isiro and Kisangani outside the project boundaries.  The mode of transport on the poor quality dirt roads in and around the project area is either motorbike or foot but on the better quality gravel roads, trucks, buses and utility vehicles operate.  The area can also be accessed by means of a helicopter.

Loncor erected exploration camps in the Ngayu project in the vicinity of the Yindi and Makapela prospects.  The Yindi camp is a self-sustaining camp, with its own power, water and road infrastructure.  Potable water is sourced from a tributary of the Ngayu river and filtered on site.  Supplies are driven in from various developed towns.  The camp consists of an office, tents sheltered by corrugated iron, a dining hall, core shed, a clinic and a helicopter pad and yard.  The Makapela camp consisted of tented accommodation, offices and kitchen facilities, but is currently on care and maintenance.  Power is supplied by a diesel generator at the Yindi camp.

The climate in the eastern DRC is tropical.  It is hot and humid in the equatorial river basin and cooler and wetter in the eastern highlands.  The wet season takes place from April to October and the dry season from December to February north of the equator.  South of the equator the wet season is from November to March and the dry season from April to October.  The climate facilitates exploration and mining activities all year round.  Exploration is more challenging during the wet season, as roads deteriorate and sometimes are poorly maintained while pits are rapidly filled by water and field mapping is more difficult.

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

History

The details of historical exploration for the Ngayu project are poorly recorded and not very clear.  Gold was first prospected for in the Ngayu region by Belgian prospectors in 1909.  The Societe Internationale Forestiere et Miniere du Congo (FORMINIERE) obtained exploration rights in the area and had evaluated the most important prospects by 1925.  FORMINIERE then obtained exploitation rights for its subsidiary company, La Societe Miniere de la Tele.  No further information about the two companies is available.  The Ngayu project was owned by Société Minière de l'Aruwimi - Ituri and was exploited between 1929 and 1955.  No further information on historical ownership of the project is available.

The database of the Central African Museum of Tervueren notes 13 occurrences of gold in the Ngayu greenstone belt, six of which are hosted within the Ngayu project area. The Tervuren database recorded historical gold production for some of the deposits occurring within the Ngayu greenstone belt.  The largest hardrock gold mining operation in the Ngayu greenstone belt was at Adumbi.  It is evident that mostly alluvial deposits were exploited, due to the ease of mining and extraction and due to the fact that it was mostly mined on a small scale.

Geological Setting and Mineralization

Regional Geology

Most of the Tshopo, Ituri and Haut Uélé Provinces are underlain by an Archaean Basement, called the Upper-Congo Granitoid Complex or Bomu Craton, formerly known as the Upper-Zaïre Granitoid Massif.  This basement is covered by Lower and Upper Kibalian rocks, NeoArchaean in age that consist of volcano-sedimentary formations with intercalations of quartzites and itabirites.  The Kibalian rocks have been metamorphosed to greenschist facies and in the project area constitute the greenstone belt.  The Neoproterozoic Lindian Supergroup occurs to the south of the area and consists of a sedimentary sequence with a thickness of more than 2,500 metres.  The rock types in the sequence are mainly arkoses, sandstones, quartzites, shales and conglomerates.

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

An Upper Kibalian (v/s about 1) overlies a Lower Kibalian (v/s high) in the belts of Moto and Ngayu.  Extrapolating this relationship to other zones it can be concluded that two generations of greenstones exist, the one forming narrow bands, rich in sedimentary rocks, belonging to the younger of the two generations.  This distinction is also supported by geochronology.  The Lower Kibalian of Ngayu and Moto is intruded by 2.8Ga old tonalities and the Upper Kibalian by 2.45Ga old granites.  Most volcanics of the Lower Kibalian are akin to oceanic tholeiites while those from the upper division contain distinct andesitic members together with less typical tholeiites.  Nowhere has the Lower Kibalian series been observed to be associated with high-grade gneissic rocks likely to represent their basement.  The Upper Kibalian series, on the other hand, is typically associated both with the tonalite-Lower Kibalian association and with gneissic series (i.e. the West-Nile gneissic Complex) suggesting a different geodynamic setting for the two series.

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

Local Geology

The Ngayu project is located in a Precambrian (Archean) greenstone belt enclosing folded and fractured volcano-sedimentary series.  In the project area, both the Upper and Lower Kibalian Groups are present.  The Lower Kibalian is represented by the orthogneiss complex, which is a sequence of metamorphosed granites and gneiss intruded by diorites.  The Upper Kibalian represents the greenstone belt made up of metasediments and metavolcanics of greenschist facies including prominent banded ironstone units (BIF) which form prominent ridges throughout the Ngayu greenstone belt.

The Kibalian Supergroup is overlain by the early Proterozoic Lindian Supergroup, which is composed of the Penge Formation (arkoses, conglomerates and quartzites), Lenda Formation (carbonaceous sediments), Asoso Formation (intercalated schists and quartzite), Avakubi Formation (sandstones, arkoses and conglomerates), Mamungi-Kole Formation (schists, with lenses of sandstone and dolomite) and Galamboge Formation (quartzite, sandstone and arkose).  World class examples of gold mines in similar geological settings to the Ngayu project include Kibali in the Moto greenstone belt and Geita in Tanzania.

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

The metamorphic Kibalian rocks overlying the basement are composed of paragneissic Lower Kibalian, not identified in the project area, and of Upper Kibalian occupying the northeastern border of the concession with scattered outcrops.  The greenschist facies consists of a pelitic-psammitic series with intercalations of quartzites, itabirites, para-amphibolites, metavolcanics and accessory carbonate rocks.  Towards the base, micaschists and gneisses can be found.  The granitic and metamorphic rocks may also be intruded by pegmatites, aplites, undifferentiated amphibolites, mafic rocks, diorites and quartz diorites as well as quartz veins and quartz veins with tourmaline.

The overlying sedimentary Lindian Supergroup is found to the southwestern part of the concession.  It is composed of the Ituri Group (Penge, Lenda, Asoso Formations) and the lower part of the Lokoma Group (Avakubi Formation).  The sedimentary units in the project area comprise mainly clastic sediments.  Different faults cross-cut the three lithological units.

Mineralised Zones

The majority of gold occurrences within the Ngayu project are located close to the contact of BIF (Banded Ironstone Formation).  Historically, only two deposits were exploited on a large-scale by previous owners, namely Yindi and Adumbi.  Remnant mining infrastructure from previous operations at Yindi includes the old laboratory, plant and camp but are derelict.  Makapela is a relatively new artisanal site which was developed by artisanal miners within the last 14 years and has been one of the foci of the Company's exploration activities.

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

Table 2: Historical Gold Production for the Ngayu Belt (1925 - 1955)

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

Loncor Exploration

Exploration by Loncor commenced in late 2009 and initially included desktop research, primarily utilising data from the Royal Museum for Central Africa in Terveuren, Belgium and preliminary interpretation of airborne geophysical data, acquired by Rio Tinto in 2007.  A base camp was established on the property at Yindi in March 2010.  At the beginning of Loncor's Ngayu project, it was decided to divide the exploration into two concurrent programs:

  Assessment of areas of known gold mineralization (Yindi and Makapela) with the potential to rapidly reach the drilling stage and provide a mineral resource base for the Company.  Soil sampling, augering, rock chip and channel sampling were carried out prior to diamond drilling.
  Regional programs aimed at assessing the remainder of the then 4,500 km2 land package as quickly and cost effectively as possible, in order to identify and prioritise mineralized target areas for follow-up, and enable less-prospective ground to be relinquished with confidence.  This program mainly entailed a regional BLEG (Bulk Leach Extractable Gold) survey and detailed interpretation of regional aeromagnetic data.  Both these programs were carried out under a technology consultation services agreement between Loncor and Newmont, which was entered into in February 2011 (but is no longer in place).

Regional Programs

Aeromagnetic Surveys

Rio Tinto commissioned heliborne magnetic and radiometric surveys over the Ngayu belt in July and August 2008, as part of its iron ore exploration programme.  Loncor was provided with this data in 2009, under the then terms of the agreement between the two companies.  The survey was flown by New Resolution Geophysics, on 200 metre-spaced lines orientated north-south.  The average sensor terrain clearance was 32 metres, and tie lines were flown every 2,000 metres.  All the greenstone terrain covered by Loncor's properties was included, with only the areas to the northeast and southwest, which are underlain by granitoids and Lindian cover respectively, excluded from the survey.  The aeromagnetic data were interpreted by Newmont in 2011, under the companies' technology consultation services agreement.  Four areas were prioritised as being lithologically and structurally favourable for gold mineralization, as follows:

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

Six high priority (H1-H6), seven medium priority (M1-M7) and four lower priority targets (L1-L4) were defined based on the BLEG data and the geophysical interpretation.  The rationale for selecting these targets was as follows:

  targets H1, H2, H3 and M1 in Imva Fold area: BIF occurred on the limbs of an WSW-ENE trending fold over a strike length of 25 kilometres.  More complex zones of folding locally occurred on the limbs of this regional structure, which together with the presence of strike-parallel faulting, formed structurally favourable sites for gold mineralization.  Clusters of strong BLEG anomalies of up to 1,136 ppb Au were present (compared with background values of <3ppb Au for the general area);
  targets H4 and M2 (Makapela area): the BLEG data indicate the presence of gold mineralization to the east and west of the Makapela prospect, in catchment areas independent of the Makapela mineralization.  Both targets were interpreted to be underlain by the basalt-dominated package with thin BIF units, which host the Makapela mineralization.  The Makapela area (and the eastern part of the Imva Fold) are transgressed by a north-south structural corridor which appears to be an early feature that has been the focus of granodioritic intrusives, and which probably also introduced mineralizing fluids;

  targets H5, M3 and M4 (Bole Bole Area): these areas of anomalous BLEG lie within a sequence of metasediments, tuffs and interbedded BIF, in a structurally favourable zone where the regional strike of the greenstone belt changes from NW-SE to NE-SW;
  target H6 (Anguluku Area): the area of anomalous BLEG data is underlain by BIF, and lies at the intersection of the NW-SE trending Yindi structure and E-W, strike-parallel faults.  The latter are possibly thrusts which formed due to compression of the Anguluku lithological sequence against a basement dome immediately to the north.  The BLEG data suggested that mineralization may have a greater strike extent than the 3 kilometres indicated by artisanal mining in the area;
  targets M5, M6 and L1 (Adumbi Trend): the BLEG data in anomaly M6 suggest that the BIF-associated mineralization at Adumbi may extend onto Loncor's property.  Targets M5 and L1 are located 15 kilometres and 30 kilometres respectively along strike and may represent a NW extension of the Adumbi trend;
  target L3 included the Yindi mineralization.  However, the southeastern anomalous catchment had not yet been investigated, and would be followed up probably by extending the soil grid; and
  targets L2 and L4 were relatively small and isolated BLEG anomalies.

Field duplicates were taken at a frequency of one in twenty samples and the results rigorously assessed by Newmont's senior geochemists in Perth, Australia.  It was concluded that the quality of the sampling was excellent, and that the results of the survey are reliable.  Analytical duplicates and blanks were also included as part of Newmont's internal quality control procedures.  Groundwork aimed at defining drilling sites within the above target areas commenced in January 2012.  This entailed soil sampling (initially on lines 320 metres apart, with in-fill to 160 metres and 80 metres where warranted), geological mapping and rock chip sampling, regolith mapping (utilizing remote sensing techniques and Newmont's in-house expertise), and trenching and/or mechanical augering of soil anomalies.  In addition, the program provides for geophysical surveys to more closely define the location of potentially mineralized zones.  There was good correlation between the target areas derived from the aeromagnetic interpretation and the BLEG surveys.

Prospect Exploration

Grids were established at the Yindi, Makapela, Itali, Matete, Nagasa, Mondarabe, Anguluku and Adumbi West prospects with airborne magnetic and radiometric surveys, geological mapping, stream sediment sampling, soil and rock sampling, trenching, augering, ground geophysical surveys (Induced Polarisation) and core drilling being undertaken.

Table 3 below summarises the exploration statistics for the Ngayu work program for the period 2010 - 2013.

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

Table 3: Exploration Statistics for the Ngayu Work Program (2010-2013)
	Activity									Samples
Prospects	Gridd-ing (km)	IP (km)	Trench- ing (m)	Adit Mapp- ing (m)	Other Channel (m)	Auger Drilling		Diamond Drilling		BLEG	Stream Sediment	Soils	Rock	Adit Channel	Trench Channel	Other Channel	Auger	DD	Thin Section
						Holes	(m)	Holes	(m)
Yindi	94.16	23	486.49	208.30	388.70	133	566.90	18	3302.24	16	0	2362	189	227	525	424	558	3526	11
Makapela	189.68	0	0	0	242.46	797	4537.12	84	24058	12	659	4826	197	0	0	287	3381	6201	58
Itali	48.20	0	691.10	29.00	170.45	170	938.55	5	1195.43	0	0	1234	169	31	751	196	649	1450	8
Anguluku	101.28	47.5	439.85	173.00	165.93	126	381.35	0	0	0	560	2549	274	175	454	227	481	0	1
Adumbi	68.80	0	13.00	0	141.90	0	0	0	0	0	0	1787	138	0	20	197	0	0	0
Nagassa	147.68	125.9	432.85	26.70	253.55	750	3489.39	9	2620.65	0		3815	373	34	481	309	3277	1880	11
Mondarabe	157.36	0	375.21	0	489.60	135	542.70	7	1220.50	0	0	4047	362	0	385	580	561	1533	7
Matete	148.84	89	989.20	0	239.39	256	1079.25	0	0	0	0	3856	401	0	1062	330	1110	0	8
Andagbowa	3.04	0	0	0	21.90	0	0	0	0	0	91	89	34	0	0	30	0	0	0
Bleg	0	0	0	0	0	0	0	0	0	711	0	0	71	0	0	0	0	0	0
PROJECT TOTAL	959	285.4	3428	437	2114	2367	11535	123	32397*	739	1310	24565	2208	467	3678	2580	10017	14590	104

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

The Makapela area is underlain by a series of basalts which strike NNE-WSW and dip to the WNW at an average of 85°.  A mineralogically similar rock with a coarser texture is also common, and has been given the field name "dolerite".  However, it has gradational contacts with the fine-grained basalt, and is interpreted to represent the central parts of thick flows, rather than intrusive sills.  Several units of BIF are interlayered with the basalts, and range up to 13 metres in thickness, although the width is generally less than 6 meters. Quartz porphyry and quartz-feldspar porphyry dykes and sills are also present, and petrographic examination shows that they are quartz-dioritic to tonalitic in composition.  In the vicinity of the mineralized zones, these intrusives are generally no more than a few metres in width, and are probably apophyses off a larger porphyry body located about 200 metres to the NW.

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

Reef 2 has been intersected on the North pit trend over a strike length of 800 metres, the most significant grades occurring in the northern section over a potential strike length of 480 metres.  In this northern area, which has been drilled to a maximum vertical depth of 418 metres, the mineralization has an average true width of 3.52 metres with an average grade of 8.44 g/t Au.  Several metres of pervasive chlorite and finely disseminated pyrite occur as an alteration halo to Reef 2, similar to Reef 1.  As with Reef 1, Reef 2 shows excellent geological continuity, the altered BIF horizon being intersected in all holes in the expected position.  The better developed part of Reef 2 occurs at relatively shallow depths with a plunge of about 10 ° to the NNE, before assuming a very steep plunge to the SSW.  It is possible that the Reef 2 mineralization represents the lower part of a sigmoidal structure, the upper "tail" of which has been lost by erosion.

A minor zone of mineralized BIF (Reef 3) occurs 70 - 170 metres in the footwall of Reef 2.  It is thinner, more irregularly mineralized and has a much shorter strike than Reef 2, and has little economic significance.

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
174344
174544
174744
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
NMDD002
NMDD005
NMDD062
NMDD040
NMDD020
NMDD032
NMDD046
NMDD050
NMDD010
NMDD011
NMDD058
NMDD033
NMDD037
NMDD034
NMDD008
NMDD009
NMDD059
NMDD053
NMDD056
NMDD039
NMDD045
NMDD021A
NMDD001
NMDD007
NMDD021
NMDD049
NMDD051
NMDD024
NMDD027
NMDD054
NMDD014
NMDD016
NMDD018
North Pit
Main Pit
Reef 1
Reef 2
N
0
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

Mondarabe Prospect

Soil sampling and rock chip sampling at Mondarabe delineated two anomalous areas: one to the north in the vicinity of the Mondarabe artisanal workings, where +100 ppb values (maximum of 2,350 ppb Au) occur over a strike length of 960 metres; and one in the southern part of the grid, on a hill associated with folded BIF.  Five diamond drill holes were completed on the northern anomaly where gold mineralization is associated mainly with foliation-parallel quartz veins and veinlets within a series of metapelites, intruded by sills of dolerite and minor quartz porphyry.  Shearing has preferentially affected the dolerite, and hydrothermal fluids have mineralized the shear zones to varying degrees.  The most significant mineralized intersections included 10.46 metres grading 2.01 g/t Au, 2.14 metres grading 31.1 g/t Au and 0.66 metres grading 148 g/t Au.

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

Two diamond drill holes, with a strike separation of 2,800 metres, were drilled to test Anomaly 1.  IP Anomaly 2 was defined over a 2.9 kilometre strike and is located 500 metres north of, and parallel to Anomaly 1.  Two wide spaced holes, 500 metres apart, were drilled into Anomaly 2.  Again the higher chargeability anomalies from the Pole-Dipole sections appeared to be more prominent at depth and did not come to surface.  One core hole was also drilled into the 5 delineated 1.6 kilometre IP Anomaly 3 which is located about 1 kilometre north of Anomaly 2, and occurs on a topographic high associated with the main BIF unit.  Four other shallower diamond drill holes were also completed by the Company at Nagasa.  No significant mineralized zones were drilled at IP Anomaly 2 and Anomaly 3 although broad zones of hydrothermal alteration were intersected while at Anomaly 1, the most significant intersections were 3.72 metres grading 3.17 g/t Au, 2.00 metres grading 2.22 g/t Au and 0.41 metres grading 27.4 g/t Au.  Further closer spaced drilling is required to delineate discrete mineralization within the broad hydrothermally altered zones at Nagasa.

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

Sample Preparation, Analyses and Security

Section 10 of the Ngayu Technical Report (which section is entitled "Sample Preparation, Analyses and Security") is incorporated by reference into, and forms part of, this Form 20-F.  A copy of the Ngayu Technical Report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Data Verification

Section 11 of the Ngayu Technical Report (which section is entitled "Data Verification") is incorporated by reference into, and forms part of, this Form 20-F.  A copy of the Ngayu Technical Report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

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

Additional metallurgical testwork was initiated in 2013 but was not completed due to funding constraints.

Mineral Resource Estimates

In April 2013, the Company announced increases and upgrades of mineral resources at the Makapela prospect compared to the maiden mineral resources announced by the Company in May 2012.  The updated mineral resources incorporated an additional 13 core holes from the initial, inferred-only maiden resource.

Tables 5 and 6 below summarise the current indicated and inferred mineral resources at Makapela using various cut-off grades including a base case economic cut-off grade of 2.75 g/t Au that used a US$1,500/ounce gold price and appropriate cost parameter assumptions and metallurgical recoveries.  Core drilling began at Makapela in October 2010 and focused on a quartz vein system within a sequence of basalts, thin units of banded iron formation and dolerite sills of Archaean age.  A total of 71 core holes totalling 21,635 metres (including deflections) were used to estimate these indicated and inferred mineral resources at Makapela.  Drilling was focused on three main veins: Reef 1, Reef 2, and Sele Sele that occur over a total strike length of 2.2 kilometres. Core drilling was undertaken on an approximate grid pattern of 80 by 80 metres down to a vertical depth of 240 metres and then on a 160 by 80 metre grid pattern down to a maximum depth of 480 metres.

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

• Portions of the resource were re-classified from Inferred to Indicated based on increased geological confidence and grade continuity due to data quality and data density following infill drilling.  Criteria for Indicated are sufficient samples within one variogram range to achieve valid local estimates, in respect of positive kriging efficiency.

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

Exploration Status

Since 2013, no drilling has been undertaken and the Yindi camp was put on care and maintenance by Loncor due to funding constraints.

The status of exploration, exploration potential and recommended future exploration programs were summarised for various prospects at Ngayu as follows, subject to sufficient funding being available for the Company.  This summary was prepared prior to the exploration work being undertaken at Ngayu by Barrick under the Joint Venture with Loncor, and is therefore also subject to the results obtained by Barrick under the Joint Venture (for example, under the Joint Venture, Barrick is proposing to drill in 2020 a number of drill targets identified by Barrick at Ngayu).  See "Joint Venture with Barrick" below.  This summary also does not reflect plans for the Company's recently acquired Adumbi properties (see "Recently Acquired Adumbi and Isiro Properties" below).

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

Drill test IP anomalies.

Joint Venture with Barrick

In January 2017, Loncor announced preliminary results of the geophysical airborne survey undertaken by Randgold as part of its Joint Venture with Loncor (it is noted that Randgold and Barrick merged under Barrick's name in early 2019).  A 10,013 line-kilometre helicopter borne electromagnetic 'VTEM' survey (the "JV Survey") was completed over the Ngayu belt.  The JV Survey was performed by Geotech Airborne Limited over the span of approximately five months.  The JV Survey provided a valuable additional layer of geological information through mapping the conductivity nature of the belt.  The new data has assisted with resolving the lithological nature of the belt as well as assisting in identifying major structures and areas of structural complexity.

As per the joint venture agreement signed in January 2016, Randgold will manage and fund exploration of the exploration permit areas comprising the Ngayu project until the completion of a pre-feasibility study on any gold discovery meeting the investment criteria of Randgold.  Subject to the DRC's free carried interest requirements, Randgold would earn 65% of any discovery with Loncor holding the balance of 35%.  Loncor will be required, from that point forward, to fund its pro-rata share in respect of the discovery in order to maintain its 35% interest or be diluted.  Certain parcels of land within the Ngayu project surrounding and including the Makapela and Yindi prospects have been retained by Loncor and do not form part of the Joint Venture with Randgold.  Randgold shall have certain preemptive rights over these two areas.

In May 2017, Loncor announced that exploration ground work had commenced on priority targets resulting from the JV Survey.  Processed data and final products from the JV Survey were combined with all other geological layers to complete an updated integrated geological map of the belt and to refine and prioritize areas of interest ("AOIs").  Four preliminary AOIs were identified having several kilometer-long mineralised strike potential focused on extension of known mineralized trends as well as areas of geochemical anomalies and structural complexity.

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

In November 2018, the Company issued a press release (the "November 2018 Release") providing an update on exploration activities undertaken by Randgold on the Ngayu project as part of the Joint Venture.  In the November 2018 Release, Loncor reported that exploration in 2018 had been focused on the Anguluku prospect area where drill targets have now been defined and along the 30 kilometre strike Imva fold area in the west of the Ngayu belt, where a new base camp has been established at Mambati.  The Company reported in the November 2018 Release that a number of prospects are being assessed along the Imva fold structure including Mambati, Elshadai, Angundali, Mondarabe, Bavadilli, Bakpan, Itali and Bikira.

In May 2019, Loncor issued a press release (the "May 2019 Release") providing an update on exploration activities undertaken by Barrick Gold (Congo) SARL (formerly Randgold Resources Congo SARL) ("Barrick") (Randgold and Barrick merged at the start of 2019) on the Ngayu project as part of the Joint Venture.  In the May 2019 Release, Loncor reported that:

-  Drill targets have now been delineated by Barrick on a number of prospects at Ngayu, with a number of these targets having similar host lithological, structural and alteration characteristics to the Neoarchean orogenic gold deposits of the Moto and Geita greenstone belts that host the Kibali and Geita gold mines.

-  Exploration by Barrick at Ngayu during 2019 up to the time of the said May 2019 press release had been focused on the 30 kilometre strike Imva fold area in the west of the Ngayu belt, where the new base camp has been established at Mambati, and a number of prospects are being assessed along the Imva fold structure including Bikira, Bikira South (Asese), Bavadili West, Makasi trend, Lybie (Matete East) and Bakpau.

-  At the blind Bavadili West prospect, trenching and pitting over a 120 metre southwest-northeast strike has identified a shallow plunging (15-20°/310°) mineralized zone controlled by the intersection of a steep mineralized structure, which runs subparallel to the axial plane of the Bavadili antiform and a cherty-BIF (Banded Ironstone Formation) unit.  Due to the plunging and strongly brecciated nature of the structure and limited surface expression, a drill motivation consisting of four core holes has been proposed to test the down plunge and down dip potential.

- At Bikira, scout trenching to test a model of an overturned fold with mineralisation hosted in the limbs of an interpreted BIF took place during the first quarter of 2019. Results are pending. At Bikira South (Asese), initial reconnaissance work generated encouraging first-pass exploration results including multiple +1g/t Au lithosamples up to 13.1g/t Au in brecciated BIF. Scout pitting and additional lithosampling in the vicinity of a 13.1g/t Au sample returned assays from 1 to 5.2g/t Au hosted in foliated and silicified volcano sediments. Three auger fence lines were then drilled within the area over a 300 metre strike confirming the continuity of the host BIF. Trenching is underway to further advance the target.

- On the Makasi trend, models were developed to evaluate the down plunge potential of the Makasi workings to the southwest. Mineralisation appears to occur almost exclusively within the metasediments as discrete zones, elliptical in shape and plunging to the southwest at 30° to 40° and controlled by pinch and swell structures. Southwest-northeast trending dolerite and quartz feldspar porphyry dykes generally bound the mineralization. The gold-related alteration assemblage consists of quartz, chlorite, sericite, carbonate with varying amounts of albite, pyrite, and graphite. Two main types of mineralization have been identified in the previous Itali boreholes, one of which is related to quartzcarbonate veins and the other has disseminated sulphides associated with ankerite and silica. A first pass three hole core drilling program (for a total of 867 metres) has been proposed to target the down plunge continuity of the mineralisation lode intersected in trench IT002 (42.5 metres @ 2.11g/t Au) and 2 in drill hole NIDD001 (38.82 metres @ 2.66g/t Au) (this trench IT002 intersection and drill hole NIDD001 intersection were completed by Loncor and reported by Loncor in its January 26, 2012 press release, a copy of which release can be obtained from SEDAR at www.sedar.com).

- At Bakpau, exploration was extended towards the northeast over a 1.2 kilometre +80ppb residual soil anomaly associated with the intersection between interpreted northeast and east-northeast structures. A historic trench, IMT0002 (33 metres @ 0.53g/t Au, including 7 metres @ 0.84g/t Au), is being investigated by a northwest-southeast trending trench, BKTR0001, to test for any extensions and to identify the true width of the mineralised zone.

- At Lybie (Matete East), the main focus of exploration during the first quarter of 2019 was the start of a first pass reconnaissance pitting and trenching program. Pitting returned up 0.97g/t Au within cherty BIF. Trenching over the highest pit values confirmed wide low-grade mineralisation (20 metres @ 0.27g/t Au). Trench excavation will continue towards the north and south to assess the controls for the associated deformation and alteration.

In November 2019, Loncor issued a press release (the "November 2019 Release") providing an update on exploration activities undertaken by Barrick on the Ngayu project as part of the Joint Venture.  In the November 2019 Release, Loncor reported that:

- Recent exploration has focussed on the major Imva fold structure where a number of drill targets have been developed.

- The opening of the Mambati airstrip in September is expected to assist in expediting the forthcoming drilling program.

- Barrick's exploration at Ngayu during the most recent quarter as at the time of the November 2019 press release has focused on four priority areas all located along the 30 kilometre-long Imva fold structure.  These blocks are Bavadili/Bavanidi, Bakpau, Lybie (Matete east)/Salisa and Bikira-Makasi.

- At Bavadili, further trenching was undertaken to test the concept of a mineralized northwest trending shear corridor parallel to the interpreted F2 axial plane.  Results were encouraging and included 24 metres @ 0.94 g/t Au and confirmed the mineralized corridor with mineralization associated with brecciated cherty "BIF" (Banded Ironstone Formation) with disseminated limonite, weak hematite alteration along with sugary quartz veins and fine cubic boxworks (~ 5% pyrite).  The mineralization occurs along a strongly foliated northwest-southeast structure between dolerite to the south and basalt to the north. Results support and confirm the model of a +1.5 kilometre potential mineralized structure from Bavadili Hill to Bavanidi.  At Bavadili Hill, additional trenching undertaken to test the continuity of the folded, mineralized cherty BIF, 250 metressouthwest from the mineralized cherty BIF intersected in trench BVTR0114A, gave results of 24 metres @ 0.94 g/t Au.

- Additional work involved a geological re-assessment of the Bavadili Block, integrating all data including gold and multi-element soil geochemical and geophysical data to improve the understanding of the regional model.  The new interpretation highlights more than 6 kilometres of multiple folded layers of anomalous BIF displaying two sets of regional F1 and F2 folds with the P1 axial plane, trending northeast, reactivated by P2, trending east-northeast, producing the S-shape fold configuration which is interpreted to host the mineralised shoots within the Bavadili Block.  The interpretation further suggests the same BIF continues 12 kilometres to the east of the Lybie/Salisa targets.

- At Lybie, encouraging results from trench NZTR0006 confirmed a continuous mineralized corridor of +1 kilometre hosted within volcanoclastic and brecciated cherty BIF within an interpreted fold limb.  The trench revealed at least two continuous mineralized structures - the northwestern most of the two structures is from colonial trenching which returned 20 metres @ 0.58g/t Au, whereas trench NZTR0006 returned 20 metres @ 0.54g/t Au.

- At Salisa, results from rock sampling assayed up to 3.75 g/t Au in volcaniclastic and 3.05 g/t Au hosted in BIF and coincide with the soil source line trending northeast-southwest.  To better trace the mineralized system and constrain the potential and the source of the higher grade rock samples, a scout trenching program is underway.

- At Bakpau, trenching has been completed on northwest-southeast and north-south trending sections on widely spaced trench lines.  The two trenches, BKTR0005 and BKTR0006, respectively, at 500 metres northeast and southwest of trench BKTR0001 (70 metres @ 0.34g/t Au), returned 26 metres @ 0.35 g/t Au and 30 metres @ 0.12 g/t Au, respectively.  These trenches have exposed and confirmed the continuity of anomalous grade, near surface mineralization in the Bakpau East Zone over a strike length of 1.2 kilometres.

- At Medere, trenching on the +800 metre long 80ppb soil anomaly along the northeast trending hill, focused on establishing the controls on mineralization (structure and alteration) and trends of mineralization along strike between the zones exposed in previous trenches and artisanal pits.  Significant gold results from the first trench across quartz stockwork style mineralization were received during the most recent quarter with a trench intersection of 48 metres @ 0.51g/t Au and is still open to the southeast.  The current trenching has only been able to expose the margin of the soil anomaly due to thick scree/talus cover on the hill slopes towards the southeast.

- In addition to outlining drill targets along the Imva fold, drilling is also planned to be undertaken during the forthcoming drill campaign at the Anguluku prospect area (including Golgotha, Baberu and Bayinga) in the southwest side of the Ngayu greenstone where a sequence of fine grained metasediment, carbonaceous shale, metabasalt and BIF trend approximately east-west and dip moderately to southsouthwest within an antiformal structure.  An initial 10 core hole (2,490 metres) drilling program is proposed to test 4,500 metres of potential strike.

In a February 2020 press release, Loncor reported that:

- Loncor recently received the quarterly exploration report from joint venture partner Barrick for the fourth quarter of 2019.  As announced in November 2019, joint venture partner and operator Barrick has identified a number of priority drill targets within the joint venture land package (the "JV Areas") at Ngayu and that are planned to be drilled during the current dry season.  Drill targets include Lybie, Salisa and Itali in the Imva area as well as Anguluku in the southwest of the Ngayu belt and Yambenda in the north (see Figure 5 below (from January 2020 presentation from Barrick website)).

- Four targets have been identified within the Lybie-Salisa block, which is approximately 6 kilometres in length, with Lybie (formerly known as Matete east) the priority.  Lybie is characterized by a strongly brecciated cherty BIF ("Banded Ironstone Formation") unit in the footwall of unmineralized magnetic BIF with a strong soil anomaly (generally >140ppb Au), along an east-northeast trending hill with dispersion downslope where artisanals mine the colluvium.  The Salisa target is defined by 3 source lines of +80ppb Au over 2 kilometres in residual soils.  It is associated with a northeast trending interpreted structure and anomalous lithosamples in the south.  Work in Q4 2019 was focused on infill trenches towards the southwest (Salisa) of the trend to close the gap and test continuity of the 6 kilometre long anomalous soil trend, which has been confirmed by in-situ mineralization in wide spaced trenches to northeast of the trend.  The completed phase one trenching programme at Lybie has outlined both narrow high grade and lower grade mineralised zones along a northeastsouthwest trending, gold bearing shear zone over a strike length of 1.5 kilometres.  The gold system is still open in all directions.

- At Itali, trench extensions on the Medere trend defined three discrete zones hosted within sheared basalts.  Overall results combining the three discrete zones indicate an average of 103.75 metres grading 0.71g/t Au in trench ITTR008 (including 12 metres grading 3.32g/t Au).  The depth of the regolith with extensive cover has presented limiting factors with some trenches not reaching saprolite (oxidized bedrock).  Part of the Itali target was previously identified and drilled by Loncor with the first core hole intersecting 38.82 metres (true width 2 37.97 metres) grading 2.66 g/t Au with the depth of oxidation exceeding 100 metres from surface (see the Company's press release dated January 26, 2012).

- At Bakpau, initial surface work was completed and drill motivation was submitted for approval. Bakpau displays multiple contrasting lithologies, competencies (BIF, volcano-sedimentary package, granitoids, monzonite), alteration (sericite, chlorite, ankerite, silica, sulphides) and complex structural settings.

- In January 2020, a LIDAR survey was completed on priority targets including Anguluku, Bakpau, Itali and Lybie-Salisa.

Figure 5 Ngayu Infrastructure & Motivated Drill Targets for 2020

Recently Acquired Adumbi and Isiro Properties

On September 27, 2019, the Company closed certain transactions provided for by the agreement (the "Kilo Agreement") entered into by the Company with Resolute (Treasury) Pty Ltd, Kilo Goldmines Ltd. and Kilo Goldmines Inc. (which is now named Loncor Kilo Inc.) ("Kilo Inc.").  As a result of these transactions, Kilo Inc. is now a wholly-owned subsidiary of Loncor, such that Loncor now holds, through Kilo Inc., Kilo Inc.'s mineral projects in the DRC.  Kilo Inc. owned a 71.25% interest in a gold project in northeastern DRC (the "Adumbi Project") (this 71.25% interest was subsequently increased to 76.29% in March 2020 pursuant to a private transaction between the Company and one of the former minority shareholders of the DRC holding company for the Adumbi Project) which contains an inferred mineral resource of 1.675 million ounces of gold (20.78 million tonnes grading 2.5 g/t Au), with 76.29% of this Inferred Mineral Resource being attributable to Loncor.  Kilo Inc. also has a joint venture with an affiliate of Barrick Gold Corporation for gold and associated minerals in respect of the Isiro exploration permits in northeastern DRC (the "Isiro JV").  The Adumbi Project and the Isiro JV project are both located in the Ngayu gold belt near Loncor's existing Ngayu properties, and therefore consolidate ground for Loncor in the belt.  Certain additional information with respect to the Adumbi Project is contained in the technical report of Roscoe Postle Associates Inc. dated February 28, 2014 and entitled "Technical Report on the Somituri Project Imbo Licence, Democratic Republic of the Congo".  A copy of the said report, which was prepared for, and filed on SEDAR by, Kilo Goldmines Ltd., can be obtained from SEDAR at www.sedar.com.

The Adumbi Project is comprised of six mining licences valid until February 22, 2039 which are held by Adumbi Mining SARL (a DRC registered company).  These licences include the Imbo mining licence which is discussed further below.  Loncor holds 76.29% of the outstanding shares of Adumbi Mining SARL.  For 2019, Adumbi Mining SARL paid surface fees of US$207,902.88.  The Imbo mining licence ground includes the Adumbi property and is located within the Mambasa Territory in the District of Ituri of the Oriental Province of the DRC.  Kisangani is the provincial capital of Oriental Province and is situated approximately 300 kilometres southwest of the property.  Situated southeast of the property, Beni is the major population centre and is accessible by 330 kilometres of lateritic road.  The nearest international airport is located at Entebbe, Uganda which is accessed via 440 kilometres of paved road to the Uganda-DRC border followed by 80 kilometres of unpaved lateritic roads to Beni.  There are internal country scheduled flights to Beni and Isiro with connections to the DRC's capital, Kinshasa.  There is also a Company maintained 1,200 metre long airstrip at Nia-Nia, approximately 45 kilometres southwest of the property where charter flights can land.

In a January 2020 press release, the Company provided an update on its activities with respect to the Adumbi Project.  The Company reported that:

- The Ngayu Archean Greenstone Belt of northeastern DRC is geologically similar to the belts which host the world class gold mines of AngloGold Ashanti/Barrick's Kibali mine in the DRC and AngloGold Ashanti's Geita mine in Tanzania.  Gold mineralization at Ngayu is spatially related to Banded Ironstone Formation ("BIF"), which is the case at both Kibali and Geita and is highlighted in Figures 6 and 7 below.  The Ngayu belt is significantly larger in extent than the Geita belt.

- Since the Company's acquisition of Adumbi Project in September 2019, Loncor has focussed on the Imbo mining licence in the east of the Ngayu belt where the inferred mineral resource of 1.675 million ounces of gold was outlined in January 2014 by independent consultants Roscoe Postle Associates Inc ("RPA") on three separate deposits, Adumbi, Kitenge and Manzako (see Figures 8 and 9 below).  In this study, RPA made a number of recommendations on Adumbi, which were subsequently undertaken during the period 2014-18. The Company's geological consultants Minecon Resources and Services Limited ("Minecon") have been assessing the implications of this additional exploration data, which are summarised below.

- Additional Drilling - RPA recommended additional drilling at Adumbi to test the down dip/plunge extent of the mineralization.  In 2017, four deeper core holes were drilled below the previously outlined RPA inferred resource over a strike length of 400 metres and to a maximum depth of 450 metres below surface.  All four holes intersected significant gold mineralization in terms of widths and grade and are summarised below:

Borehole	From(m)	To(m)	Intercept Width(m)	True Width(m)	Grade (g/t) Au
SADD50	434.73	447.42	12.69	10.67	5.51

SADD51	393.43	402.72	9.29	6.54	4.09

SADD52	389.72	401.87	12.15	7.01	3.24
	419.15	428.75	9.60	5.54	5.04

SADD53	346.36	355.63	9.27	5.70	3.71
	391.72	415.17	23.45	14.43	6.08

- The above drilling results which are shown on the longtitudinal section (see Figure 10 below), indicate that the gold mineralization is open along strike and at depth.  The drilling of an additional 12 core holes has the potential to significantly increase the Adumbi mineral resource as highlighted on the longitudinal section.

- Survey and Georeferencing - The Adumbi drill hole collars, trenches, and accessible adits/portals have now been accurately surveyed and the data appropriately georeferenced.  In addition, all accessible underground excavations and workings have been accurately surveyed.  The new and improved quality of the exploration data will have positive implications on potential future classification of the mineral resources.

- Re-logging of All Drill Holes - The re-logging of drill holes after the RPA study has defined the presence of five distinct geological domains in the central part of the Adumbi deposit where the BIF unit attains a thickness of up to 130 metres (see Figure 9 below).  From northeast to southwest:

  Hanging wall schists: dominantly quartz carbonate schist, with interbedded carbonaceous schist.
  Upper BIF Sequence: an interbedded sequence of BIF and chlorite schist, 45 to 130 metres in thickness.
  Carbonaceous Marker: a distinctive 3 to 17 metre thick unit of black carbonaceous schist with pale argillaceous bands.
  Lower BIF Sequence: BIF interbedded with quartz carbonate, carbonaceous and/or chlorite schist in a zone 4 to 30 metres wide.
  Footwall Schists: similar to the hanging wall schist sequence.

- In the central part of Adumbi, three main zones of gold mineralization are present. These include mineralisation:

  Within the Lower BIF Sequence.
  In the lower part of the Upper BIF Sequence.  Zones 1 and 2 are separated by the Carbonaceous Marker, which is essentially unmineralized.
  A weaker zone in the upper part of the Upper BIF Sequence.

-  The lack of a detailed geological model in the previous resource estimates resulted in wireframes being constructed using only assay values with little regard to geological domains. This has resulted in wireframes cross-cutting the geology which could have resulted in underestimating the previous resource estimate.

- Relative Density ("RD") Measurements - The increase in the sample population coupled with the application of a more rigid RD determination procedure based on recommendations from the RPA resource study, indicates that the new RD measurements from both mineralized and unmineralized material and from the various material types and lithologic units have improved the confidence in the relative RD determination to be applied to any future resource estimates.  Relative to the 6 oxide RD measurements used for tonnage estimation in the RPA model, 297 oxide RD measurements within the mineralised domain were undertaken during the review work. For the transition and fresh material, equal number of determinations relative to the previous RD sample volumes were undertaken with the review process employing more rigid RD determination procedures.

- Table 7 below indicates significate positive variance between the previous model RD and the reviewed work for the oxide and transition materials.

Table 7: Summary of Previous and Reviewed Mineralised Average RD Measurements

Material Type	RD used in Previous RPA Model	Additional RD Determinations	RD Variance (%)
Oxide	1.80	2.45	36.1
Transition	2.20	2.82	28.2
Fresh	3.00	3.05	1.7

- Oxidation and Fresh Rock Surfaces - The re-logging of the core as per the RPA recommendations identified major differences between the depths of Base of Complete Oxidation (BOCO) and Top of Fresh Rock (TOFR), and the depths used by RPA in the 2014 model.  In the RPA model, the BOCO was negligible and the TOFR corresponded approximately to the re-logged BOCO.  The deeper levels of oxidation that were observed during the re-logging exercise should have positive implications for the Adumbi project with respect to ore type classification and associated metallurgical recoveries and mining and processing cost estimates.

- Adit Sampling and Georeferencing - Following the accurate surveying of the 10 historical adits and appropriately georeferencing, the 796 adit samples (1,121 metres in total) when applied should have positive implications on the data spacing and classification of any future mineral resources.

- In summary, most of the previous recommendations from the 2014 RPA mineral resource study on Adumbi have been undertaken. In addition, the previously recommended LIDAR survey by RPA was completed this month over Adumbi by Southern Mapping of South Africa.

- The results of all the above tasks coupled with the higher current gold price compared with the previous study in 2014 indicate significant upside at Adumbi. Minecon is undertaking further studies to better quantify this significant upside. At present and subject to the Company securing the necessary financing, the Company is planning to drill the additional 12 deeper holes at Adumbi and then commence a preliminary economic assessment when an updated mineral resource study will be undertaken.

- Ongoing studies are also continuing by Minecon on further assessing the data elsewhere on the Imbo exploitation concession including Kitenge and Manzako.

In a February 2020 press release, the Company provided a further update on its activities with respect to the Adumbi Project.  The Company reported that:

- Outside of the Barrick Joint Venture, exploration activities have focussed on the Imbo mining licence in the east of the Ngayu belt.  Further exploration activities have been undertaken on updating the Adumbi database as well as reconnaissance fieldwork on the Maiepunji prospect, 12 kilometres west-southwest of Adumbi where several artisanal workings occur over a strike length of 4 kilometres to the east of the Imbo river.

- Based on previous studies by Barrick on regional, belt sized geochronological age dating and airborne VTEM, radiometric and magnetics of the Ngayu belt, it was found that a major structural, mineralised fracture zone separates an older volcano-sedimentary domain in the northern part of the belt from a younger, predominantly sedimentary basin in the south.  At Barrick's Kibali mine, a similar geological setting has been determined with the gold deposits spatially related to a major structural break between an older volcano-sedimentary domain and a younger predominantly sedimentary basin.

- At Ngayu, the major structural fracture trends east-northeast through the Imva area where a number of targets are located and then trends southeast through the Imbo mining licence where the Adumbi, Kitenge and Manzako deposits are located and then across the Imbo river to the Maiepunji prospect.  In total, this major structural break extends for 16 kilometres within the Imbo licence and will require further exploration to fully evaluate this prospective trend.  Recent reconnaissance to the east of the Imbo river at the Maiepunji prospect has substantiated the potential of this structural trend with several artisanal workings being located over four kilometres of strike.  Mineralization is found within steeply dipping metasediments with or without quartz veins with silica, sericite and graphitic alteration and mainly limonitic boxworks after pyrite.  These metasediments are found immediately southwest of a prominent range of BIF.  Assay results from 40 lithological grab samples recently taken are awaited.  A detailed soil sampling, geological mapping and systematic channel sampling program is to be undertaken on the entire Maiepunji mineralized trend which will be aided by the recently completed LIDAR survey over the Imbo licence.

Subject to securing the necessary financing, over the next twelve months the Company intends to drill the Adumbi deposit and several other highly prospective areas of the Imbo license,

Devon and Navarro Properties

In June 2018, the Company, through its wholly-owned DRC subsidiary Loncor Resources Congo SARL, acquired all of the outstanding shares of Navarro Resources SARL ("Navarro") and Devon Resources SARL ("Devon"), which hold exploration permits covering ground in the Ngayu gold belt adjacent to and near other properties of the Corporation's at Ngayu.  The Devon properties, which currently consist of three exploration permits situated in the province of Haut-Uele in northeastern DRC, are part of a joint venture agreement with Barrick, with the terms of the joint venture being similar to the terms of Loncor's Joint Venture with Barrick.  The Navarro properties currently consist of six exploration permits situated in the provinces of Ituri and Haut-Uele in northeastern DRC.  The consideration for the acquisition of Devon comprised the issuance by the Company of 500,000 common shares of the Company valued at Cdn$100,000, payment of US$75,000 in cash and payment of US$190,000 in satisfaction of an outstanding loan provided by Devon to the Company.  The purchase price for the acquisition of Navarro was US$300,000 which was paid for by the settlement of a US$300,000 loan provided by Loncor to Navarro.

Figure 6

Figure 7

Figure 8

Figure 9

Figure 10

North Kivu Project

Loncor owns or controls a contiguous block of 46 exploration permits (or "PRs") covering an area of approximately 13,000 square kilometers to the northwest of Lake Edward in the North Kivu province in the DRC.  The areas covered by these PRs are located between the two major gold belt terrains of the DRC: the Twangiza-Namoya gold belt, owned by Banro Corporation Ltd., and the Kilo-Moto gold belt, previously controlled by Moto Gold and now owned by Barrick and Anglogold Ashanti.  In addition to gold, there are a number of alluvial platinum occurrences in the project area, including the type locality for the platinum selenide mineral luberoite near Lubero. To date, no primary source has been found for the alluvial platinum occurrences.  Due to to the poor security situation in much of the North Kivu province, all of the North Kivu PRs are currently under force majeure.

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

The Company's most explored gold prospect area within the North Kivu project area has been Manguredjipa.

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

Property Description and Location

The Manguredjipa area is located in the North Kivu Province of the DRC, approximately 80 kilometres northwest of Lake Edward, as shown in Figure 1.  Manguredjipa forms part of Loncor's extensive North Kivu project area.  The project was delineated from Loncor's program of historical records commissioned in 2008 as one of the primary targets to pursue and conduct further studies on.  The project consists of four PRs 1380, 1381, 1718 and 1719, two of which (1380 and 1381) are owned by Loncor through its wholly-owned DRC subsidiary, Loncor Resources Congo SARL, while the other two are under option.  The project was delineated into three prospective targets, namely Durba, Manguredjipa West and Muhanga.

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

In order to maintain a PR in good standing the title holder is required to make annual surface fee and surface tax payments to the State Treasury and the Provincial Tax authorities, respectively.  However, all 46 PRs comprising the North Kivu Project are under force majeure where no fees or taxes are payable during the force majeure period.

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

In relation to the existing infrastructure of the North Kivu Province, the Manguredjipa project is well placed.  The mode of transport for the general population is mainly trucks and buses on the road to Butembo, which has deteriorated since exploration began in 2008.  The project's exploration team utilised mainly utility vehicles and, where there are no roads, travel is by foot.  In some cases a helicopter has to be utilised to gain access to remote areas.

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

Historic exploration and production on the Manguredjipa project area was from the Lenda drainage which was explored and exploited for alluvial gold from 1925 to 1960.  The term "Division Lenda" in various reports, has been noted as referring to the entire goldfield including Manguredjipa, Motokolea, Mabea, Makwasu, Eohe and Biaboy

Geology and Mineralisation

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

2013-2019 Exploration Activities at Manguredjipa

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

Qualified Person

Peter N. Cowley, President of the Company and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this Form 20-F relating to the Company's mineral projects.

Item 4A.  Unresolved Staff Comments

Not applicable.

Item 5.  Operating and Financial Review and Prospects

See the management's discussion and analysis of the Company for the year ended December 31, 2019 incorporated by reference into this Form 20-F as Exhibit 15.1.

A.  Operating Results

See the management's discussion and analysis of the Company for the year ended December 31, 2019 incorporated by reference into this Form 20-F as Exhibit 15.1.

B.  Liquidity and Capital Resources.

See the management's discussion and analysis of the Company for the year ended December 31, 2019 incorporated by reference into this Form 20-F as Exhibit 15.1.

C.  Research and Development, Patents and Licenses, etc.

The Company is a mineral exploration company and does not carry on any research and development activities.

D.  Trend Information

None of the Company's assets are currently in production or generate revenue.  However, the cyclical nature of the prices of metals, particularly the price of gold, is reasonably likely to have an effect on the Company's liquidity and capital resources.  If the price of gold or the worldwide demand for gold decreases, there would likely be an adverse effect on the Company's ability to raise additional funding and attract exploration partners for its projects.  For a number of years now, junior mineral exploration companies have experienced difficulties raising new money, and capital raising activities completed by such companies have often resulted in substantial dilution to existing shareholders.

Additionally, any outbreaks of contagious diseases and other adverse public health developments in countries where the Company operates could have a material and adverse effect on the Company's business, financial condition and results of operations.  For example, the recent outbreak of COVID-19 has resulted in significant restrictive measures being implemented by governments of various countries to control the spread of COVID-19.  Such COVID-19 related restrictions and disruptions, including for employees, industry experts, personnel and suppliers across different industries, may negatively impact the Company's business operations and therefore the Company's operational results and financial condition.  In addition, COVID-19 has resulted in a widespread health crisis that has adversely affected the economies and financial markets of many countries, resulting in an economic downturn that could affect the Company's ability to access or raise capital through issuances of the Company's securities as and when needed for the Company's business operations.

E.  Off-Balance Sheet Arrangements.

The Company does not have any off-balance sheet arrangements.

F.  Tabular Disclosure of Contractual Obligations

The following information is as of December 31, 2019 and the amounts shown are in U.S. dollars:

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	-	-	-	-	-
Capital (finance) lease obligations	$591,183	$204,248	$386,935	-	-
Operating lease obligations	-	-	-	-	-
Purchase obligations	-	-	-	-	-
Other long-term liabilities	-	-	-	-	-
Loan	$27,274	$27,274	-	-	-
Total	$618,457	$231,522	$386,935	-	-

G.  Safe Harbor

Not applicable.

Item 6.  Directors, Senior Management and Employees

A.  Directors and Senior Management

The directors and officers of the Company and term of continuous service are as follows:

Name	Position(s) with the Company	Served as a Director Since

Arnold T. Kondrat	Chief Executive Officer and a director	August 24, 1993

Peter N. Cowley	President	Not applicable

Donat K. Madilo	Chief Financial Officer	Not applicable

John Barker	Vice President of Business Development	Not applicable

Fabrice Matheys	General Manager, DRC	Not applicable

Geoffrey G. Farr	Corporate Secretary	Not applicable

Zhengquan (Philip) Chen (1) (2)	Director	June 28, 2019

Richard J. Lachcik (1) (2)	Director	June 29, 1998

William R. Wilson (1) (2)	Director	July 15, 1997

___________________________

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

Peter N. Cowley - Mr. Cowley is a geologist with over 40 years' experience in the minerals industry and a history of major exploration successes in Africa, including the DRC.  Among his major accomplishments, Mr. Cowley was Chief Executive Officer and President of Banro Corporation from 2004 to 2008 where he led the exploration that delineated major gold resources at Twangiza and Namoya in the DRC.  Prior to joining Banro, Mr. Cowley was Managing Director of Ashanti Exploration, where he led the exploration team in the discovery and development of the Geita mine in Tanzania.  Prior to Ashanti, he was Technical Director of Cluff Resources which discovered and developed mines in Zimbabwe, Ghana and Tanzania.  He holds an M.Sc from the Royal School of Mines, an MBA from the Strathclyde Business School and is a Fellow of the Institute of Materials, Minerals and Mining.  He previously served as Chief Executive Officer and President of Loncor from 2009 to 2015 (he re-joined Loncor as President in October 2019).

Donat K. Madilo - Mr. Madilo has over 30 years of experience in accounting, administration and finance in the DRC and North America.  He held senior officer positions with Banro Corporation (a gold mining company in the DRC) from 1996 to 2018 (including Senior Vice President, Commercial & DRC Affairs and Chief Financial Officer).  In addition to being Chief Financial Officer of Loncor, he is also presently Chief Financial Officer of Gentor Resources Inc.  Mr. Madilo's previous experience includes director of finance of Coocec-ceaz (a credit union chain in the DRC) and senior advisor at Conseil Permanent de la Comptabilité au Congo, the accounting regulation board in the DRC.  He holds a Bachelor of Commerce (Honours) degree from Institut Supérieur de Commerce de Kinshasa, a B.Sc. (Licence) in Applied Economics from University of Kinshasa and a Masters of Science in Accounting (Honours) from Roosevelt University in Chicago.

John Barker - Mr. Barker has over 30 years of global mining experience encompassing many key elements of the mining world.  His experience includes 15 years as a leading mining analyst, including with RBC DS heading up their Global Gold Mining initiative and focussing on African mining equities.  Subsequently, he was Vice President Corporate Development for TSX-listed SouthernEra Resources, which was taken over by Lonmin, and was instrumental in the Guinor Gold sale to Crew Gold.  More recently he has been involved in various copper, diamond and platinum initiatives in Southern Africa.  During his career he has been involved in numerous asset sales and equity issues raising over US$600m in Canada, Australia, Europe and RSA.

Fabrice Matheys - Mr. Matheys is a professional geologist with more than 27 years of experience in Africa.  Prior to his role with Loncor, Mr. Matheys served as Exploration Geologist for De Beers in Botswana, West Africa and South Africa and spent eight years as Exploration Manager in the DRC with exploration programs focused on gold, diamonds, niobium and tungsten.

Geoffrey G. Farr - Mr. Farr has been a partner of the law firm Dickinson Wright LLP (which acts as legal counsel to Loncor) from July 2019 to present.  He practices corporate and securities law.  From February 2011 to June 2019, Mr. Farr was General Counsel to and Corporate Secretary of each of Loncor and Gentor Resources Inc. (he remains Corporate Secretary of each).  From February 2011 to October 2018, Mr. Farr was Vice President, General Counsel and Corporate Secretary of Banro Corporation, and from June 2017 to January 2019, he was General Counsel to and Corporate Secretary of Kuuhubb Inc. (a company listed on the TSX Venture Exchange focused on lifestyle and mobile video game applications).  Prior to February 2011, Mr. Farr practised corporate and securities law in Toronto for 17 years, which included extensive experience in representing public companies.  He holds a LL.B. from the University of Ottawa and a B.Comm. from Queen's University.

Zhengquan (Philip) Chen - Mr. Chen is Managing Partner and Co-Founder of Dynaco Capital Inc., a financial advisory firm based in Toronto and associated with numerous North American and Asian venture capital and private equity funds and multi-billion dollar Chinese conglomerates.  He works on transactions between Chinese firms and North American companies.  Prior to founding Dynaco Capital Inc. in September 2007, Mr. Chen was a senior associate of an international private investment bank, from February 1998 to June 2006, where he was directly involved in dozens of listings of Chinese companies on the TSX Venture Exchange and Frankfurt Stock Exchange and numerous financial advisory assignments in a variety of sectors.  Prior to that he served as Executive Vice President of a subsidiary of a Chinese conglomerate in New York from March 1996 to July 1997.  Mr. Chen gained his BSc and LLM degrees in China and an EMBA degree from the University of Hawaii.

Richard J. Lachcik - Prior to his retirement in 2017, Mr. Lachcik practiced corporate and securities law in Toronto, Canada for over 30 years.  His practice included extensive experience in representing public companies, as well as acting for a number of investment dealers.  He has been an officer and director of a number of Canadian public resource companies.

William R. Wilson - Mr. Wilson is Director, Executive Vice President and Chief Financial Officer of TUVERA Exploration Inc.  TUVERA is a private holding company for the ARVENUT exploration properties in Nevada, Utah and New Mexico.  He has created and managed 11 mining companies over 25 years with properties in the U.S., Canada, Russia, the DRC and Ukraine.  Mr. Wilson is a Qualified Professional in Mining, Metallurgy/Processing and Environmental Compliance (Member no. 01063QP) of the Mining and Metallurgical Society of America.  He has a degree in Metallurgical Engineering from the Colorado School of Mines and a Masters of Business Administration degree from the University of Southern California.  Mr. Wilson has been involved in the mining industry for more than 40 years.  He has been a director and senior officer of a number of public companies in both Canada and the United States, and has been a member of the audit committee of several of these companies.

There are no family relationships among any of the Company's directors or senior management.

There is no arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or officer of the Company.

The following directors of the Company are presently directors of other issuers that are public companies:

Name of Director	Names of Other Issuers
Arnold T. Kondrat	Gentor Resources Inc.
Zhengquan (Philip) Chen	none
Richard J. Lachcik	Gentor Resources Inc.
William R. Wilson	Gentor Resources Inc.

Other than the board of directors, the Company does not have an administrative, supervisory or management body.

B.  Compensation

Named Officers

Summary Compensation Table

The following table sets forth certain information with respect to compensation paid to the officers of the Company set out in the following table (the "NEOs") for the financial year ended December 31, 2019.

Name and Principal Position	Year	Salary (US$) (1)	Share-based awards (US$)	Option-based awards(2) (US$)	Non-equity incentive plan compensation - Annual Incentive Plan (US$)	All other Compensation (US$)	Total Compensation (US$)
Arnold T. Kondrat Chief Executive Officer	2019	$90,444	N/A	$114,176	N/A	N/A	$204,620
Donat K. Madilo Chief Financial Officer	2019	$100,000	N/A	$44,112	N/A	$56,528 (3)	$200,640

(1) The salary for Mr. Kondrat was paid in Canadian dollars.  The U.S. dollar amount set out in the above table for such salary was calculated using an average exchange rate for 2019 of Cdn$1.00 = US$0.7537.

(2) These amounts represent the grant date fair value of the stock options awarded in 2019, calculated in Canadian dollars and then converted to U.S. dollars using an average exchange rate for 2019 of Cdn$1.00 = US$0.7537. There were three stock option grants to the NEOs in 2019 (on March 14, June 24 and December 6).  Grant date fair value of the stock options granted on March 14, 2019 to the NEOs was calculated in accordance with the Black-Scholes model using the price of the Company's common shares on the date of grant of Cdn$0.14 per share, with the key valuation assumptions being stock price volatility of 100.56%, risk free interest rate of 1.66%, no dividend yield and expected life of 3 years.  Grant date fair value of the stock options granted on June 24, 2019 to the NEOs was calculated in accordance with the Black-Scholes model using the price of the Company's common shares on the date of grant of Cdn$0.18 per share, with the key valuation assumptions being stock price volatility of 95.11%, risk free interest rate of 1.37%, no dividend yield and expected life of 3 years.  Grant date fair value of the stock options granted on December 6, 2019 to the NEOs was calculated in accordance with the Black-Scholes model using the price of the Company's common shares on the date of grant of Cdn$0.40 per share, with the key valuation assumptions being stock price volatility of 101.24%, risk free interest rate of 1.64%, no dividend yield and expected life of 3 years.

(3) This amount represents a bonus awarded to Mr. Madilo.  This bonus was awarded in Canadian dollars.  The U.S. dollar amount set out in the above table for such bonus was calculated using an average exchange rate for 2019 of Cdn$1.00 = US$0.7537.

Incentive Plan Awards

The following table provides details regarding outstanding option and share-based awards held by the NEOs as at December 31, 2019:

Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (2) ($)	Option expiration date	Aggregate value of unexercised in-the-money options (3) (US$)	Number of shares or units that have not vested (#)	Market or payout value of share-based awards that have not vested (US$)
Arnold T. Kondrat	Dec. 6, 2019	500,000	Cdn$0.40 (US$0.31)	Dec. 6, 2024	$12,500	N/A	N/A
	June 24, 2019	250,000	Cdn$0.18 (US$0.14)	June 24, 2024	$48,750
	Mar. 14, 2019	125,000	Cdn$0.14 (US$0.11)	Mar. 14, 2024	$28,125
	Mar. 11, 2016	250,000	Cdn$0.12 (US$0.09)	Mar. 11, 2021	$61,250
Donat K. Madilo	Dec. 6, 2019	150,000	Cdn$0.40 (US$0.31)	Dec. 6, 2024	$3,750	N/A	N/A
	June 24, 2019	125,000	Cdn$0.18 (US$0.14)	June 24, 2024	$24,375
	Mar. 14, 2019	125,000	Cdn$0.14 (US$0.11)	Mar. 14, 2024	$28,125
	Mar. 11, 2016	250,000	Cdn$0.12 (US$0.09)	Mar. 11, 2021	$61,250

(1) The stock options granted on March 11, 2016 and on March 14, 2019 vest (or vested as applicable) as follows: 1/4 of the stock options granted to each optionee vest (or vested as applicable) on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.  The stock options granted on June 24, 2019 and on December 6, 2019, 2019 vested as follows: 100% of the stock options granted to each optionee vested on the 4 month anniversary of the grant date.

(2) The exercise price of each of the stock options held by the officers is in Canadian dollars.  The U.S. dollar figures set out in this column of the table were calculated using the exchange rate on December 31, 2019 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7699.

(3) This is based on (a) the closing sale price per share of the Company's common shares on December 31, 2019 of Cdn$0.435 as reported by the Toronto Stock Exchange, and (b) converting that price into a price of US$0.335 using the exchange rate on December 31, 2019 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7699.

The following table provides details regarding outstanding option-based awards, share-based awards and non-equity incentive plan compensation held by the NEOs, which vested and/or were earned during the year ended December 31, 2019:

Incentive plan awards - value vested or earned during the year
Name	Option-based awards - Value vested during the year (1) (US$)	Share-based awards - Value vested during the year (US$)	Non-equity incentive plan compensation - Value earned during the year (US$)
Arnold T. Kondrat	$91,461	N/A	N/A
Donat K. Madilo	$39,837	N/A	N/A

__________________________
(1) Identifies the aggregate dollar value that would have been realized by the officer if the officer had exercised all options exercisable under the option-based award on the vesting date(s) thereof.

Non-Executive Directors

Director compensation is designed to achieve the following goals: (a) compensation should attract and retain the most qualified people to serve on the board of directors of the Company (the "Board"); (b) compensation should align directors' interests with the long-term interests of shareholders; (c) compensation should fairly pay directors for risks and responsibilities related to being a director of an entity of the Company's size and scope: and (d) the structure of the compensation should be simple, transparent and easy for shareholders to understand.

The amounts earned by the non-executive directors of the Company during the financial year ended December 31, 2019 are set out in the table below under "Director Summary Compensation Table".

Non-executive directors are entitled to receive stock option grants under the Company's Stock Option Plan, as recommended by the Board's compensation committee and determined by the Board.  The exercise price of such stock options is determined by the Board, but shall in no event be less than the last closing price of the Company's common shares on the Toronto Stock Exchange prior to the date the stock options are granted.  See the disclosure below under "Incentive Stock Option Plan" for a summary of the terms of the Company's Stock Option Plan.

Non-executive directors of the Company are also reimbursed for all reasonable out-of-pocket expenses incurred in attending Board or committee meetings and otherwise incurred in carrying out their duties as directors of the Company.

Executive directors of the Company are compensated as employees of the Company and are not entitled to additional compensation for performance of director duties.  Mr. Kondrat is the only executive director of the Company.

The Company maintains directors' and officers' liability insurance for the benefit of directors and officers of the Company carrying coverage in the amount of Cdn$5,000,000 as an aggregate limit of liability in each policy year.  The total annual premium payable by the Company for the policy is Cdn$20,500 and there is a deductible in the amount ranging from Cdn$10,000 to Cdn$25,000 depending on the claim (and Cdn$50,000 to Cdn$100,000 for claims brought in the United States).

Director Summary Compensation Table

The following compensation table sets out the compensation paid to each of the Corporation's directors in the year ended December 31, 2019, other than Mr. Kondrat.  See "Summary Compensation Table" above for details regarding the compensation paid to Mr. Kondrat as an executive of the Corporation in respect of services rendered during 2019.

Name	Fees earned (US$)	Share-based awards (US$)	Option-based awards (1) (US$)	Non-equity incentive plan compensation (US$)	All other Compensation (US$)	Total (US$)
Zhengquan (Philip) Chen	$9,044	N/A	$23,636	N/A	Nil	$32,680
Richard J. Lachcik	Nil	N/A	$28,179	N/A	$37,685 (2)	$65,864
William R. Wilson	Nil	N/A	$28,179	N/A	$37,685 (2)	$65,864

__________________________

(1) These amounts represent the grant date fair value of the stock options awarded in 2019, calculated in Canadian dollars and then converted to U.S. dollars using an average exchange rate for 2019 of Cdn$1.00 = US$0.7537.  There were three stock option grants to Messrs. Lachcik and Wilson in 2019 (on March 14, June 24 and December 6).  Grant date fair value of the stock options granted on March 14, 2019 was calculated in accordance with the Black-Scholes model using the price of the Company's common shares on the date of grant of Cdn$0.14 per share, with the key valuation assumptions being stock price volatility of 100.56%, risk free interest rate of 1.66%, no dividend yield and expected life of 3 years.  Grant date fair value of the stock options granted on June 24, 2019 was calculated in accordance with the Black-Scholes model using the price of the Company's common shares on the date of grant of Cdn$0.18 per share, with the key valuation assumptions being stock price volatility of 95.11%, risk free interest rate of 1.37%, no dividend yield and expected life of 3 years.  Grant date fair value of the stock options granted on December 6, 2019 was calculated in accordance with the Black-Scholes model using the price of the Company's common shares on the date of grant of Cdn$0.40 per share, with the key valuation assumptions being stock price volatility of 101.24%, risk free interest rate of 1.64%, no dividend yield and expected life of 3 years.

Stock options were granted to Mr. Chen on July 2, 2019 and December 6, 2019.  Grant date fair value of the stock options granted on July 2, 2019 was calculated in accordance with the Black-Scholes model using the price of the Company's common shares on the date of grant of Cdn$0.14 per share, with the key valuation assumptions being stock price volatility of 94.49%, risk free interest rate of 1.43%, no dividend yield and expected life of 3 years.  See the paragraph above regarding the calculation of the grant date fair value of the stock options granted on December 6, 2019.

(2) Represents a bonus paid to Mr. Lachcik and Mr. Wilson in recognition of services performed by them as directors of the Company over the years.

Incentive Plan Awards

The following table provides details regarding the outstanding option and share based awards held as at December 31, 2019 by the directors of the Company other than Mr. Kondrat.  See "Named Officers - Incentive Plan Awards" above for details regarding the outstanding stock options held by Mr. Kondrat as at December 31, 2019.

Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (2) ($)	Option expiration date	Aggregate value of unexercised in-the-money options (3) (US$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (US$)
Zhengquan (Philip) Chen	Dec. 6, 2019	100,000	Cdn$0.40 (US$0.31)	Dec. 6, 2024	$2,500	N/A	N/A
	July 2, 2019	75,000	Cdn$0.18 (US$0.14)	July 2, 2024	$14,625

Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (2) ($)	Option expiration date	Aggregate value of unexercised in-the-money options (3) (US$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (US$)
Richard J. Lachcik	Dec. 6, 2019	100,000	Cdn$0.40 (US$0.31)	Dec. 6, 2024	$2,500	N/A	N/A
	June 24, 2019	75,000	Cdn$0.18 (US$0.14)	June 24, 2024	$14,625
	Mar. 14, 2019	75,000	Cdn$0.14 (US$0.11)	Mar. 14, 2024	$16,875
	Mar. 11, 2016	150,000	Cdn$0.12 (US$0.09)	Mar. 11, 2021	$36,750
William R. Wilson	Dec. 6, 2019	100,000	Cdn$0.40 (US$0.31)	Dec. 6, 2024	$2,500	N/A	N/A
	June 24, 2019	75,000	Cdn$0.18 (US$0.14)	June 24, 2024	$14,625
	Mar. 14, 2019	75,000	Cdn$0.14 (US$0.11)	Mar. 14, 2024	$16,875
	Mar. 11, 2016	150,000	Cdn$0.12 (US$0.09)	Mar. 11, 2021	$36,750

__________________________

(1) The stock options granted on March 11, 2016, March 14, 2019 and July 2, 2019 vest (or vested as applicable) as follows: 1/4 of the stock options granted to each optionee vest (or vested as applicable) on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.  The stock options granted on June 24, 2019 and on December 6, 2019, 2019 vested as follows: 100% of the stock options granted to each optionee vested on the 4 month anniversary of the grant date.

(2) The exercise price of each of the stock options held by the directors is in Canadian dollars.  The U.S. dollar figures set out in this column of the table were calculated using the exchange rate on December 31, 2019 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7699.

(3) This is based on (a) the closing sale price per share of the Company's common shares on December 31, 2019 of Cdn$0.435 as reported by the Toronto Stock Exchange, and (b) converting that price into a price of US$0.335 using the exchange rate on December 31, 2019 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7699.

The following table provides details regarding outstanding option-based awards, share-based awards and non-equity incentive plan compensation in respect of the directors of the Company other than Mr. Kondrat, which vested and/or were earned during the year ended December 31, 2019. See "Named Officers - Incentive Plan Awards" above for details regarding the outstanding option-based awards, share-based awards and non-equity incentive plan compensation in respect of Mr. Kondrat, which vested and/or were earned during the year ended December 31, 2019.

Incentive plan awards - value vested or earned during the year
Name	Option-based awards - Value vested during the year (1) (US$)	Share-based awards - Value vested during the year (US$)	Non-equity incentive plan compensation - Value earned during the year (US$)
Zhengquan (Philip) Chen	Nil	N/A	N/A
Richard J. Lachcik	$23,902	N/A	N/A
William R. Wilson	$23,902	N/A	N/A

__________________________

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

Employment Contracts with Executive Officers - Termination Benefits

There is no contract, agreement, plan or arrangement that provides for payments to an executive officer of the Company at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in an executive officer's responsibilities, other than the "Retention Allowance" discussed below.  However, the Board may, in its sole discretion, accelerate the vesting of currently outstanding stock options granted under the Company's Stock Option Plan in the event a take-over bid is made for the common shares of the Company, any change of control of the Company occurs or any other transaction involving the Company occurs (see "Named Officers - Incentive Plan Awards" under Item 6.B. of this Form 20-F with respect to the stock options of the Company held by the NEOs; see also "Incentive Stock Option Plan" under Item 6.E. of this Form 20-F regarding the terms of the Company's Stock Option Plan).

Loncor previously had a policy which provided that employees were entitled to receive a retention allowance (the "Retention Allowance") on termination of their employment with the Company, provided the employee had been with the Company for a minimum of two years and provided that termination was not due to misconduct (in the case of misconduct, the Retention Allowance was forfeited).  The amount of the Retention Allowance was equal to the employee's monthly base salary multiplied by the number of years the employee was with the Company (up to a maximum of 10 years), with any partial year being recognized on a pro rata basis.  While the Retention Allowance policy was discontinued by Loncor effective December 31, 2017, the Retention Allowance amounts accrued for the NEOs up to December 31, 2017 remain recorded as a liability in Loncor's financial statements.

Audit Committee

The Board has an audit committee (the "Audit Committee"), the members of which are Zhengquan (Philip) Chen, Richard J. Lachcik and William R. Wilson.  Each member of the Audit Committee is independent within the meaning of Canadian National Instrument 52-110 - Audit Committees ("NI 52-110") and Section 803A of the NYSE American Company Guide.  Each member of the Audit Committee is also "financially literate" within the meaning of NI 52-110.  At no time since the commencement of the Company's financial year ended December 31, 2019 was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.  The Audit Committee's charter is incorporated by reference into this Form 20-F as Exhibit 1.3.

Compensation Committee

The Board has a compensation committee, the members of which are Zhengquan (Philip) Chen, Richard J. Lachcik and William R. Wilson.  See the discussion above under "Audit Committee" with respect to the independence of the members of the compensation committee.  The primary function of the compensation committee is to assist the Board in fulfilling its oversight responsibilities with respect to: (a) human resources policies; and (b) executive compensation.  To carry out its oversight responsibilities, the compensation committee's duties include the following:

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

D.  Employees

The following sets out the number of employees which the Company and its subsidiaries had as at December 31, 2019, December 31, 2018 and December 31, 2017, providing a breakdown of these employees by location/project:

Location/Project	Dec. 31, 2019	Dec. 31, 2018	Dec. 31, 2017
Loncor office in Toronto, Canada	3	4	4
Loncor office in Beni, DRC	-	-	1
Loncor office in Kinshasa, DRC	-	-	1
Ngayu project	1	-	-
North Kivu project	-	-	-
KGL Somituri	4	-	-

Totals:	8	4	6

Neither the Company nor any of its subsidiaries has any unionized employees.

Neither the Company nor any of its subsidiaries employ a significant number of temporary employees.

E.  Share Ownership

The following table sets out the number of common shares of the Company held by the Company's directors and officers as of March 6, 2020 (including the percentage of the Company's outstanding common shares represented by such shares).  See Item 6.B. of this Form 20-F for information regarding the stock options of the Company held by the Company's directors and officers as of December 31, 2019.

Name	Number of Common Shares Owned	Percentage of Outstanding Common Shares

John Barker	nil	-

Peter N. Cowley	60,000	0.06%

Zhengquan (Philip) Chen	nil	-

Geoffrey G. Farr	52,500	0.05%

Arnold T. Kondrat	28,963,909	28.35%

Richard J. Lachcik	5,833	0.006%

Donat K. Madilo	100,000	0.10%

Fabrice Matheys	nil	-

William R. Wilson	1,667	0.0016%

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

(b) The total number of common shares of the Company issuable upon the exercise of all outstanding stock options granted under the Plan shall not at any time exceed 10% of the total number of outstanding common shares of the Company, from time to time (as at the date of this Form 20-F, there are outstanding under the Plan 4,860,000 stock options entitling the holders to purchase an aggregate of 4,860,000 common shares of the Company (which is equal to 4.76% of the number of common shares of the Company which are outstanding as at the date of this Form 20-F), such that the number of new stock options currently available for future grants under the Plan is stock options to purchase an aggregate of 5,357,863 common shares of the Company (which is equal to 5.24% of the number of common shares of the Company which are outstanding as at the date of this Form 20-F).

(c) The exercise price of each stock option shall be determined in the discretion of the Board at the time of the granting of the stock option, provided that the exercise price shall not be lower than the "Market Price".  "Market Price" means the last closing price of the common shares of the Company on the Toronto Stock Exchange prior to the date the stock option is granted.

(d) The total number of common shares of the Company issued to "insiders" (as such term is defined in Part 1 of the TSX Company Manual) of the Company, within any one year period, under all "security based compensation arrangements" (within the meaning of the rules of the Toronto Stock Exchange) of the Company shall not exceed 10% of the total number of outstanding common shares of the Company.

(e) The total number of common shares of the Company issuable to "insiders" (as such term is defined in Part 1 of the TSX Company Manual) of the Company, at any time, under all "security based compensation arrangements" (within the meaning of the rules of the Toronto Stock Exchange) of the Company shall not exceed 10% of the total number of outstanding common shares of the Company.

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

Item 7.  Major Shareholders and Related Party Transactions

A.  Major Shareholders

To the knowledge of management of the Company, based on a review of publicly available filings as at March 6, 2020, the following are the only persons or companies who beneficially own 5% or more of the outstanding common shares of the Company:

Name of Shareholder	Number of Common Shares Owned	Percentage of Outstanding Common Shares (1)
Arnold T. Kondrat (2)	28,963,909	28.35%
Resolute Canada 2 Pty Ltd (3)	25,800,000	25.25%
Newmont Canada FN Holdings ULC (4)	7,275,000	7.12%

__________________________

(1) The information in this column of the table is based on the number of common shares of the Company outstanding as at March 6, 2020.

(2) Mr. Kondrat is Chief Executive Officer and a director of the Company.  As at March 21, 2018, Mr. Kondrat held 37,150,409 (or 46.82%) of the outstanding common shares of the Company.  See Item 4A. of this Form 20-F ("History and Development of the Company") with respect to (a) the share sale transaction with Resolute pursuant to which Mr. Kondrat sold 12,500,000 common shares of the Company in June 2018, and (b) the private placement transaction pursuant to which Mr. Kondrat acquired 350,000 common shares of the Company in June 2018.  Immediately following these transactions, Mr. Kondrat held 25,000,409 (or 26.68%) of the outstanding common shares of the Company.  During 2019 and 2020 (as at March 6, 2020), Mr. Kondrat acquired an additional 3,963,500 common shares, such that he currently holds 28,963,909 (or 28.35%) of the outstanding common shares of the Company.

(3) See Item 4A. of this Form 20-F ("History and Development of the Company") which sets out the transactions pursuant to which Resolute Canada 2 Pty Ltd ("Resolute") acquired in 2018 25,500,000 common shares of the Company.  In 2020, Resolute acquired an additional 300,000 common shares of the Company (see Item 7B. of this Form 20-F ("Related Party Transactions").

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

As of March 6, 2020, based on the Company's shareholders' register, there were 80 shareholders of record of the Company's common shares in the United States, holding 6.63% of the outstanding common shares of the Company.

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

B. Related Party Transactions

On February 25, 2020, the Company closed a private placement 6,000,000 common shares of the Company (the "Offered Shares") at a price of Cdn$0.40 per Offered Share for gross proceeds of Cdn$2,400,000.  Arnold T. Kondrat ("Kondrat"), who is Chief Executive Officer and a director of the Company, purchased 1,440,000 of the Offered Shares, Resolute Canada 2 Pty Ltd ("Resolute"), which holds more than 10% of the outstanding common shares of the Company, purchased 300,000 of the Offered Shares, and Donat K. Madilo ("Madilo"), who is Chief Financial Officer of the Company, purchased 50,000 of the Offered Shares.  Taking into account the acquisition of the Offered Shares: (i) Kondrat now owns a total of 28,963,909 (or 28.35%) of the outstanding common shares of the Company; (ii) Resolute now owns a total of 25,800,000 (or 25.25%) of the outstanding common shares of the Company; and (iii) Madilo now owns a total of 100,000 common shares of the Company.

Reference is also made to Note 7 to the consolidated financial statements of the Company filed as part of this annual report under Item 18, for additional information regarding related party transactions.

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

B.  Significant Changes

There have been no significant changes in the affairs of the Company since the date of the audited annual consolidated financial statements of the Company as at and for the year ended December 31, 2019, other than as discussed in this Form 20-F.

Item 9.  The Offer and Listing

A.  Offer and Listing Details

The Company's common shares (a) are listed for trading on the Toronto Stock Exchange (the "TSX") under the symbol "LN", and (b) are quoted on the OTCQB tier of the OTC Markets (the "OTC") under the symbol "LONCF".  The prices in the following tables have been adjusted as applicable to reflect the two to one Share Consolidation implemented by the Company in September 2019.

Toronto Stock Exchange

The Company's common shares commenced trading on the TSX on April 26, 2013.  Prior to April 26, 2013, such shares traded on the TSX Venture Exchange.  The following table discloses the annual high and low sales prices in Canadian dollars for the common shares of the Company for the five most recent financial years of the Company as traded on the TSX:

Year	High (Cdn$)	Low (Cdn$)
2019	$0.49	$0.13
2018	$0.26	$0.12
2017	$0.40	$0.15
2016	$0.50	$0.03
2015	$0.26	$0.04

The following table discloses the high and low sales prices in Canadian dollars for the common shares of the Company for each quarterly period within the two most recent financial years of the Company as traded on the TSX:

Quarter Ended	High (Cdn$)	Low (Cdn$)
December 31, 2019	$0.49	$0.325
September 30, 2019	$0.44	$0.18
June 30, 2019	$0.18	$0.13
March 31, 2019	$0.20	$0.13
December 31, 2018	$0.26	$0.15
September 30, 2018	$0.22	$0.12
June 30, 2018	$0.21	$0.12
March 31, 2018	$0.22	$0.17

The following table discloses the monthly high and low sales prices in Canadian dollars for the common shares of the Company for the most recent six months as traded on the TSX:

Month	High (Cdn$)	Low (Cdn$)
March 2020 (1)	$0.62	$0.59
February 2020	$0.84	$0.55
January 2020	$0.55	$0.36
December 2019	$0.49	$0.37
November 2019	$0.38	$0.325
October 2019	$0.41	$0.34
September 2019	$0.44	$0.30

(1) From March 1, 2020 to March 6, 2020.

US Trading

From April 27, 2011 to April 24, 2014, the Company's common shares were traded in the United States on the NYSE American, from April 25, 2014 to April 30, 2015, the Company's common shares traded in the United States on the OTCQB tier of the OTC, and from May 1, 2015 to June 20, 2019, the Company's common shares traded in the United States on the OTC Pink tier of the OTC.  Since June 21, 2019, the Company's common shares have traded in the United States on the OTCQB tier of the OTC.

The following table discloses the annual high and low sales prices in United States dollars for the common shares of the Company for the five most recent financial years of the Company as traded on the NYSE American, the OTCQB tier of the OTC, and the OTC Pink tier of the OTC, as applicable.

Year	High (US$)	Low (US$)
2019	$0.40	$0.19
2018	$0.18	$0.08
2017	$0.28	$0.10
2016	$0.40	$0.02
2015	$0.28	$0.04

The following table discloses the high and low sales prices in United States dollars for the common shares of the Company for each quarterly period within the two most recent financial years as traded on the OTC Pink tier and OTCQB tier of the OTC, as applicable:

Quarter Ended	High (US$)	Low (US$)
December 31, 2019	$0.38	$0.24
September 30, 2019	$0.40	$0.11
June 30, 2019	$0.13	$0.09
March 31, 2019	$0.14	$0.09
December 31, 2018	$0.18	$0.12
September 30, 2018	$0.14	$0.10
June 30, 2018	$0.18	$0.08
March 31, 2018	$0.18	$0.12

The following table discloses the monthly high and low sales prices in United States dollars for the common shares of the Company for the most recent six months as traded on the OTCQB tier of the OTC:

Month	High (US$)	Low (US$)
March 2020 (1)	$0.49	$0.45
February 2020	$0.62	$0.43
January 2020	$0.40	$0.29
December 2019	$0.38	$0.24
November 2019	$0.27	$0.24
October 2019	$0.33	$0.24

__________________________

(1) From March 1, 2020 to March 6, 2020.

B.  Plan of Distribution

This Form 20-F is being filed as an annual report under the U.S. Exchange Act and, as such, there is no requirement to provide any information under this item.

C.  Markets

The Company's outstanding common shares are listed on the TSX and are quoted on the OTCQB tier of the OTC.

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

B.  Memorandum and Articles of Association

A copy of the Company's articles of amalgamation and articles of amendment are incorporated by reference into this Form 20-F as Exhibit 1.1 and Exhibit 1.5, respectively.  The Company's general by-law is incorporated by reference into this Form 20-F as Exhibit 1.2.

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

The Company's articles provide that there are no restrictions on the business the Company may carry on and there are no restrictions on the powers the Company may exercise.

The Company's authorized share capital consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series, of which 102,178,638 common shares and no preference shares were issued and outstanding as of March 6, 2020.  The following is a summary of the material provisions attaching to the common shares and preference shares.

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

Under the Company's general by-law, a director of the Company who is a party to, or who is a director or officer of a party to, or has a material interest in any person who is a party to, a material contract or material transaction or proposed material contract or proposed material transaction with the Company, must disclose the nature and extent of their interest at the time and in the manner provided by the OBCA and such material interest must be entered in the minutes of the meetings of directors or otherwise noted in the records of the Company.  Any such material contract or material transaction or proposed material contract or proposed material transaction must be referred to the Board or shareholders for approval even if such contract is one that in the ordinary course of the Company's business would not require approval by the Board or shareholders.  Such a director must not attend any part of a meeting of directors during which the contract or transaction is discussed and must not vote on any resolution to approve the same except as provided by the OBCA.

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

Restrictions on Share Ownership by Non-Canadians

There are no limitations under the laws of Canada or in the organizational documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act (the "ICA") may require review and approval by the Minister of Innovation, Science and Economic Development ("ISED") of certain acquisitions of "control" of the Company by a "non-Canadian".  The threshold for acquisitions is generally defined as being one-third or more of the voting shares of the Company.  "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

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

Furthermore, under the ICA, every investment in, or acquisition of control of, a Canadian business by a non-Canadian is subject to a "national security" review which examines whether the transaction could be injurious to Canada's national security.  There is no minimum threshold for the size of transaction potentially subject to such review.  If the ISED Minister, after consultation with the Minister of Public Safety and Emergency Preparedness and the investor, considers that the investment could be injurious to national security, the Minister refers the matter to the Governor in Council. Following its review, if the Governor in Council may take any measures in respect of the investment that it considers advisable to protect national security, including denying the investment, asking for undertakings, imposing terms or conditions for the investment or ordering a divestiture (if the investment has already been completed).

E.  Certain United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of common shares of the Company ("Common Shares").

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership and disposition of Common Shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements.  This summary does not address the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to U.S. Holders of the acquisition, ownership and disposition of Common Shares.  Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Common Shares.

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

Non-U.S. Holders

For purposes of this summary, a "non-U.S. Holder" is a beneficial owner of Common Shares that is not a U.S. Holder.  This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership and disposition of Common Shares.  Accordingly, a non-U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company; or (i) are subject to special tax accounting rules with respect to the Common Shares.  This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the "Tax Act"); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares in connection with carrying on a business in Canada; (d) persons whose Common Shares constitute "taxable Canadian property" under the Tax Act; or (e) persons that have a permanent establishment in Canada for purposes of the Canada-U.S. Tax Convention.  U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Common Shares.

If an entity or arrangement that is classified as a partnership (or other "pass-through" entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners).  This summary does not address the tax consequences to any such owner.  Partners (or other owners) of entities or arrangements that are classified as partnerships or as "pass-through" entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership and disposition of Common Shares.

Passive Foreign Investment Company Rules

If the Company were to constitute a "passive foreign investment company" under the meaning of Section 1297 of the Code (a "PFIC", as defined below) for any year during a U.S. Holder's holding period, then certain potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares.  The Company believes that it was classified as a PFIC during the tax year ended December 31, 2019, and due to the nature of the Company's assets and the income that the Company expects to generate, the Company expects to be a PFIC for its current tax year and may be a PFIC in subsequent tax years.  No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested.  The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document.  Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status.  Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any subsidiary of the Company.

In addition, in any year in which the Company is classified as a PFIC, such holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require.  A failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file a IRS Form 8621 annually.

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company is passive income (the "income test") or (b) 50% or more of the value of the Company's assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the "asset test").  "Gross income" generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation's commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in a trade or business and certain other requirements are satisfied.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.  In addition, for purposes of the PFIC income test and asset test described above, and assuming certain other requirements are met, "passive income" does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain "related persons" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Company's direct or indirect equity interest in any company that is also a PFIC (a "Subsidiary PFIC"), and will be subject to U.S. federal income tax on their proportionate share of (a) any "excess distributions," as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC.  In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Common Shares.  Accordingly, U.S. Holders should be aware that they could be subject to tax even if no distributions are received and no redemptions or other dispositions of Common Shares are made.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC for any tax year during which a U.S. Holder owns Common Shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership and disposition of Common Shares will depend on whether and when such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if any, as a "qualified electing fund" or "QEF" under Section 1295 of the Code (a "QEF Election") or makes a mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election").  A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a "Non-Electing U.S. Holder".

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any excess distribution received on the Common Shares.  A distribution generally will be an "excess distribution" to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder's holding period for the Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any "excess distribution" received on Common Shares or with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing U.S. Holder's holding period for the respective Common Shares.  The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income.  The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year.  A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as "personal interest," which is not deductible.

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

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which its holding period of its Common Shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Common Shares.  A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder's pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder.  Generally, "net capital gain" is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and "ordinary earnings" are the excess of (a) "earnings and profits" over (b) net capital gain.  A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.  However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election.  If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge.  If such U.S. Holder is not a corporation, any such interest paid will be treated as "personal interest," which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to the Company generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents "earnings and profits" of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder's tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election.  In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely.  A QEF Election will be treated as "timely" if such QEF Election is made for the first year in the U.S. Holder's holding period for the Common Shares in which the Company was a PFIC.  A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year.  If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder's holding period for the Common Shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a "purging" election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold for their fair market value on the day the QEF Election is effective.  If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

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

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock.  The Common Shares generally will be "marketable stock" if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the U.S. Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks.  If such stock is traded on such a qualified exchange or other market, such stock generally will be "regularly traded" for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Common Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Common Shares.  However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder's holding period for the Common Shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares, as of the close of such tax year over (b) such U.S. Holder's tax basis in such Common Shares.  A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder's adjusted tax basis in the Common Shares, over (b) the fair market value of such Common Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder's tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election.  In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).  Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Common Shares cease to be "marketable stock" or the IRS consents to revocation of such election.  Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

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

Ownership and Disposition of Common Shares to the Extent that the PFIC Rules do not Apply

The following discussion is subject in its entirety to the rules described above under the heading "Passive Foreign Investment Company Rules."

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company, as computed for U.S. federal income tax purposes.  A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC.  To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares.  (See "Sale or Other Taxable Disposition of Common Shares" below).  However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income.  Dividends received on Common Shares generally will not be eligible for the "dividends received deduction".  Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Common Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year.  The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Upon the sale or other taxable disposition of Common Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of cash received plus the fair market value of any property received and such U.S. Holder's tax basis in such Common Shares sold or otherwise disposed of.  A U.S. Holder's tax basis in Common Shares generally will be such holder's U.S. dollar cost for such Common Shares.  Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Common Shares have been held for more than one year.

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

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax.  Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.  The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder's particular circumstances.  Each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

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

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting and backup withholding tax, at the rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, certain exempt persons generally are excluded from these information reporting and backup withholding rules.  Backup withholding is not an additional tax.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.  Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

F.  Dividends and Paying Agents

This Form 20-F is being filed as an annual report under the U.S. Exchange Act and, as such, there is no requirement to provide any information under this item.

G.  Statement By Experts

This Form 20-F is being filed as an annual report under the U.S. Exchange Act and, as such, there is no requirement to provide any information under this item.

H.  Documents on Display

The documents referred to and/or incorporated by reference in this Form 20-F can be viewed at the office of the Company at 1 First Canadian Place, 100 King Street West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada.  The Company is required to file financial statements and other information with the securities regulatory authorities in each of the Canadian provinces (other than Quebec), electronically through the Canadian System for Electronic Document Analysis and Retrieval (SEDAR), which can be viewed at www.sedar.com.  The Company is subject to the informational requirements of the U.S. Exchange Act and files reports and other information with the SEC.  You may read and copy any of the Company's reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C., U.S., 20549.  In addition, the SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.  The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

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

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds.

14.A.-D.  Modifications to the Rights of Security Holders

The Company was formed under the OBCA on August 24, 1993 by articles of amalgamation.  The name of the Company upon amalgamation was Taylor Rand Incorporated.  On June 25, 1996, pursuant to the filing of articles of amendment, the Company changed its name from Taylor Rand Incorporated to Sheridan Reserve Incorporated and consolidated its outstanding common shares.  Articles of amendment were filed by the Company on January 28, 1997 to consolidate its outstanding series of preference shares.  The Company changed its name from Sheridan Reserve Incorporated to Nevadabobs.com Inc. on August 4, 2000 pursuant to the filing of articles of amendment.  The Company changed its name from Nevadabobs.com Inc. to Nevada Bob's International Inc. on August 24, 2001 pursuant to articles of amendment.  Articles of amendment were filed by the Company on May 6, 2002 to consolidate its outstanding common shares.  Articles of amendment were filed by the Company on April 30, 2003 to create a series of preference shares.  On November 28, 2008, immediately following the acquisition by the Company of Old Loncor, the Company filed articles of amalgamation which amalgamated the Company with Old Loncor and changed the Company's name from Nevada Bob's International Inc. to Loncor Resources Inc.  Pursuant to articles of amendment dated September 19, 2019, the Company consolidated its outstanding common shares on a two to one basis.  All amounts in this Form 20-F have been adjusted to reflect this share consolidation.

14.E.  Use of Proceeds

Not applicable.

Item 15.  Controls and Procedures.

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the U.S. Exchange Act) for the year ended December 31, 2019.  Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were adequately designed and are effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms.

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

(b) Management's Annual Report on Internal Control over Financial Reporting

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

Management conducted an evaluation of the design and operation of the Company's internal control over financial reporting as of December 31, 2019 based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.  Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2019 and no material weaknesses were discovered.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting.  Under the Jumpstart Our Business & Startups Act ("JOBS Act"), emerging growth companies are exempt from Section 404(b) of the Sarbanes-Oxley Act, which generally requires public companies to provide an independent auditor attestation of management's assessment of the effectiveness of their internal control over financial reporting.  The Company qualifies as an emerging growth company under the JOBS Act and therefore has not included an independent auditor attestation of management's assessment of the effectiveness of its internal control over financial reporting.

(d) Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the year ended December 31, 2019, that management believes have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

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

Item 16.A.  Audit Committee Financial Expert

The Company's Board has determined that William R. Wilson satisfies the requirements as an audit committee financial expert, in that he has an understanding of IFRS and financial statements; is able to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; has experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that can reasonably be expected to be raised by the Company's financial statements (or experience actively supervising one or more persons engaged in such activities); has an understanding of internal controls over financial reporting; and has an understanding of audit committee functions.  Mr. Wilson is independent as defined in Section 803A of the NYSE American LLC Company Guide.

Item 16.B.  Code of Ethics.

The Company has adopted a code of business conduct and ethics for directors, officers and employees (including the Company's principal executive officer, principal financial officer and principal accounting officer) (the "Code").  A copy of the Code is incorporated by reference into this Form 20-F as Exhibit 1.4.  A copy of the Code may also be obtained free of charge from the Chief Financial Officer of the Company at dmadilo@loncor.com and is also available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and the Company's website at www.loncor.com.  Each director, officer and employee of the Company is provided with a copy of the Code and is required to confirm annually that he or she has complied with the Code.  Any observed breaches of the Code must be reported to the Company's Chief Executive Officer.

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

Item 16.C.  Principal Accountant Fees and Services

The following summarizes the total fees billed by the external auditors of the Company for each of the years ended December 31, 2019 and December 31, 2018.  The Company's current auditors, Kreston GTA LLP, were appointed auditors of the Company on January 16, 2020 and audited the Company's consolidated financial statements for the year ended December 31, 2019.  The Company's previous auditors, McGovern Hurley LLP, audited the Company's consolidated financial statements for the year ended December 31, 2018.  All dollar amounts are inclusive of applicable taxes.

	2019	2018
Audit Fees	Cdn$50,850	Cdn$51,867
Audit-Related Fees	Cdn$11,618	Cdn$8,410
Tax Fees	Cdn$5,650	Cdn$5,650
All Other Fees	Nil	Nil

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

Item 16.E.  Purchase of Equity Securities by the Issuer and Affiliated Purchasers

The Company did not purchase any of its common shares during the financial year ended December 31, 2019.

Item 16.F.  Change in Registrant's Certifying Accountant

At the Company's request, the Company's former independent auditor, BDO Canada LLP, resigned effective March 13, 2018 and UHY McGovern Hurley LLP was engaged as the Company's new independent auditor effective March 13, 2018 (UHY McGovern Hurley LLP subsequently changed its name to McGovern Hurley LLP).  The disclosure required pursuant to this Item 16.F was included in the Company's Current Report on Form 6-K filed with the SEC on March 29, 2018 including Exhibits 99.1, 99.2 and 99.3, which are hereby incorporated by reference into this Annual Report on Form 20-F.

On November 29, 2019, McGovern Hurley LLP ("McGovern") resigned as auditor of the Company.  The reason provided by McGovern for the resignation was McGovern had recently decided as a firm that it will no longer perform audit services for public entities registered with the SEC.  Kreston GTA LLP was engaged as the Company's new independent auditor effective January 16, 2020.  The disclosure required pursuant to this Item 16.F was included in the Company's Current Report on Form 6-K filed with the SEC on January 28, 2020 including Exhibits 99.1, 99.2 and 99.3, which are hereby incorporated by reference into this Annual Report on Form 20-F.

Item 16.G.  Corporate Governance

Not applicable.

Item 16.H.  Mine Safety

Not applicable.

PART III

Item 17.  Financial Statements

Not applicable.

Item 18.  Financial Statements

The financial statements appear on pages F-1 through F-40.

Item 19.  Exhibits

The following exhibits are filed as part of this Form 20-F:

EXHIBIT NUMBER	DESCRIPTION
Constating Documents
1.1	Company's articles of amalgamation (1)
1.2	Company's general by-law (1)
1.3	Audit Committee's charter (1)
1.4	Company's Business Conduct Policy (1)
1.5	Company's articles of amendment (1A)

Registered Securities
2.1	Description of the registered securities

Material Contracts
4.1	Company's stock option plan

Subsidiaries
8.1	List of subsidiaries of the Company

Certifications
12.1	Certification of the Chief Executive Officer of the Company pursuant to Section 302 of Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer of the Company pursuant to Section 302 of Sarbanes-Oxley Act of 2002
13.1	Certification of the Chief Executive Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Chief Financial Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Other Exhibits
15.1	Management's discussion and analysis of the Company for the year ended December 31, 2019
15.2	Sections 10 and 11 of the Ngayu Technical Report (2)

15.3	Notice of Change in Auditor dated March 20, 2018 (3)
15.4	Letter from Successor Auditor (3)
15.5	Letter from Former Auditor (3)
15.6	Notice of Change in Auditor dated January 17, 2020 (4)
15.7	Letter from Successor Auditor (4)
15.8	Letter from Former Auditor (4)

XBRL
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

Notes:

(1)  Previously filed as an exhibit to the Company's annual report on Form 20-F filed with the SEC on March 30, 2012.  SEC file number 001-35124.

(1A) Previously filed as exhibit 99.1 to the Company's current report on Form 6-K filed with the SEC on April 3, 2020.

(2) Previously filed as exhibit 99.1 to the Company's current report on Form 6-K filed with the SEC on July 13, 2012.

(3) Previously filed as an exhibit to the Company's current report on Form 6-K filed with the SEC on March 29, 2018.

(4) Previously filed as exhibits 99.1, 99.2 and 99.3, respectively, to the Company's current report on Form 6-K filed with the SEC on January 28, 2020.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 6, 2020

LONCOR RESOURCES INC.

(Registrant)

By: (signed) "Arnold T. Kondrat"________

        Arnold T. Kondrat

        Chief Executive Officer

Consolidated Financial Statements

December 31, 2019

(Expressed in U.S. dollars - audited)

Contents

CONSOLIDATED FINANCIAL STATEMENTS

Management's Report	3

Report of Independent Registered Public Accounting Firm	4

Consolidated Statements of Financial Position	8

Consolidated Statements of Loss and Comprehensive Loss	9

Consolidated Statements of Changes in Shareholders' Equity	10

Consolidated Statements of Cash Flows	11

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Corporate Information	12

2. Basis of Preparation	12

3. Summary of Significant Accounting Policies	13

4. Acquisitions	23

5. Subsidiaries	24

6. Advances receivable	25

7. Related party transactions	25

8. Property, Plant and Equipment	26

9. Exploration and Evaluation Assets	27

10. Intangible Assets	29

11. Segmented Reporting	29

12. Accounts Payable	30

13. Loan	30

14. Share Capital	30

15. Share-Based Payments	32

16. Lease obligations	33

17. Financial risk management objectives and policies	34

18. Supplemental cash flow information	37

19. Employee retention allowance	38

20. Income taxes	38

21. Events after the reporting period	39

Management's Report

Management's Responsibility for Financial Statements

The consolidated financial statements and the notes thereto have been prepared in accordance with International Financial Reporting Standards and are the responsibility of the management of Loncor Resources Inc. (the "Company"). The financial information presented elsewhere in the Management's Discussion and Analysis is consistent with the data that is contained in the consolidated financial statements. The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgments of management.

In order to discharge management's responsibility for the integrity of the consolidated financial statements, the Company maintains a system of internal controls. These controls are designed to provide reasonable assurance that the Company's assets are safeguarded, transactions are executed and recorded in accordance with management's authorization, proper records are maintained and relevant and reliable information is produced.  These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules.

The Board of Directors is responsible for overseeing management's performance of its responsibilities for financial reporting and internal control. The Audit Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, the adequacy of the system of internal controls and review reporting issues.

The consolidated financial statements for the year ended December 31, 2019 have been audited by Kreston GTA LLP, Chartered Professional Accountants and Licensed Public Accountants, in accordance with the standards of the Public Company Accounting Oversight Board (United States).

(Signed) "Arnold T. Kondrat"	(Signed) "Donat K. Madilo"
Arnold T. Kondrat	Donat K. Madilo
Chief Executive Officer	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Loncor Resources Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Loncor Resources Inc. (the "Company") as of December 31, 2019, and the related consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "consolidated financial statements").

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2019, and its financial performance and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

We draw attention to Note 2 in the consolidated financial statements, which describe the events and conditions that indicate the existence of material uncertainties that may cast significant doubt about the Company's ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

Comparative Information

The consolidated financial statements of the Company as at December 31, 2018 and 2017 and for the years then ended were audited by another auditor who expressed an unqualified (unmodified) opinion on those financial statements on March 29, 2019.

Chartered Professional Accountants

Licensed Public Accountants

Markham, Canada

April 3, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Loncor Resources Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Loncor Resources Inc. (the "Company"), as of December 31, 2018, and the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years ended December 31, 2018 and 2017, and the related notes (collectively referred to as the "consolidated financial statements").

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2018, and its financial performance and its cash flows for the years ended December 31, 2018 and 2017 in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

Uncertainty Related to Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company produced a net loss for the year ended December 31, 2018 and as of that date the Company had a working capital deficit. These conditions, along with other matters as set forth in Note 2, indicate the existence of a material uncertainty that casts substantial doubt on the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules of and regulations the Securities and Exchange Commission and the PCAOB.

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

We have served as the Company's auditor since 2018.

Comparative Information

The consolidated financial statements of the Company as at December 31, 2016 and for the year ended December 31, 2016, were audited by another auditor who expressed an unqualified (unmodified) opinion on those financial statements on March 31, 2017.

UHY McGovern Hurley LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

March 29, 2019

Loncor Resources Inc. CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Expressed in U.S. dollars - audited)
	Notes	December 31, 2019	December 31, 2018
		$	$
Assets
Current Assets
Cash and cash equivalents		77,696	650,902
Advances receivable	6	63,895	50,581
Total Current Assets		141,591	701,483

Non-Current Assets
Property, plant and equipment	8	781,172	20,292
Exploration and evaluation assets	9	28,752,093	28,344,681
Intangible assets	10	1	1
Total Non-Current Assets		29,533,266	28,364,974

Total Assets		29,674,857	29,066,457

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable	12	336,256	300,283
Accrued liabilities		270,237	9,971
Due to related parties	7	950,464	260,524
Employee retention allowance	19	180,519	171,867
Lease obligation - current portion	16	204,248	-
Loan	13	27,274	40,041
Current Liabilities		1,968,998	782,686

Common share purchase warrants	14c	31,888	1,539
Lease obligation - long-term portion	16	386,935	-
Total Liabilities		2,387,821	784,225

Shareholders' Equity
Share capital	14	79,841,286	79,376,206
Reserves		8,411,647	8,221,178
Deficit		(60,965,897)	(59,315,152)
Total Shareholders' Equity		27,287,036	28,282,232
Total Liabilities and Shareholders' Equity		29,674,857	29,066,457

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding	14b	95,280,979	93,694,956

Approved and authorized for issue by the Board of Directors on April 3, 2020.
Signed on behalf of the Board of Directors by:

/s/ William R. Wilson William R. Wilson Director	/s/ Arnold T. Kondrat Arnold T. Kondrat Director

Going concern (Note 2b)

Events after the reporting period (Note 21)

The accompanying notes are an integral part of these consolidated financial statements.

Loncor Resources Inc. CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS (Expressed in U.S. dollars - audited)

			For the years ended
	Notes	December 31, 2019	December 31, 2018	December 31, 2017

		$	$	$
Expenses
Consulting, management and professional fees		794,481	194,662	105,092
Employee benefits		358,794	172,597	224,790
Office and sundry		68,290	205,386	47,932
Share-based payments	15	154,789	1,676	22,309
Travel and promotion		111,965	167,681	163,584
Depreciation	8, 16	196,694	4,002	3,327
Interest and bank expenses		4,421	5,252	3,501
Interest on lease obligation	16	35,419	-	-
Loss/(gain) on derivative instruments	14c	30,349	(65,907)	(314,317)
Foreign exchange loss/(gain)		11,236	(11,469)	12,933
Other		-	-	(207,707)
Loss before other items		(1,766,438)	(673,880)	(61,444)
Interest income		8,919	9,118	157
Other Income	16	106,774		-
Loss and comprehensive loss for the year		(1,650,745)	(664,762)	(61,287)

Loss per share, basic and diluted	14d	(0.02)	(0.01)	(0.00)

Weighted average number of shares - basic and diluted	14b	93,885,097	86,498,291	79,037,332

 The accompanying notes are an integral part of these consolidated financial statements.

Loncor Resources Inc. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Expressed in U.S. dollars - audited)
	Common shares
	Number of shares	Amount	Reserves	Deficit	Total shareholders' equity
Balance at January 1, 2017	76,594,956	$77,048,991	$8,197,193	$(58,589,104)	$26,657,082

Loss for the year	-	-	-	(61,287)	(61,287)
Share-based payments	-	-	22,309	-	22,309
Common shares and warrants issued	2,750,000	237,883	-	-	237,883
Balance at December 31, 2017	79,344,956	$77,286,874	$8,219,502	$(58,650,391)	$26,855,985

Loss for the year	-	-	-	(664,761)	(664,761)
Share-based payments	-	-	1,676	-	1,676
Common shares issued	14,350,000	2,089,332	-	-	2,089,332
Balance at December 31, 2018	93,694,956	$79,376,206	$8,221,178	$(59,315,152)	$28,282,232

Loss for the year	-	-	-	(1,650,745)	(1,650,745)
Share-based payments	-	-	190,469	-	190,469
Common shares issued	1,586,023	465,080	-	-	465,080
Balance at December 31, 2019	95,280,979	$79,841,286	$8,411,647	$(60,965,897)	$27,287,036

The accompanying notes are an integral part of these consolidated financial statements.

Loncor Resources Inc. CONSOLIDATED STATEMENTS OF CASH FLOWS (Expressed in U.S. dollars - audited)

			For the years ended
	Notes	December 31, 2019	December 31, 2018	December 31, 2017
		$	$	$
Cash flows from operating activities
Loss for the year		(1,650,745)	(664,762)	(61,287)
Adjustments to reconcile loss to net cash used in operating activities
Depreciation		196,694	4,002	3,327
Share-based payments	15	519,549	1,676	22,309
Loss (gain) on derivative instruments	14c	30,349	(65,766)	(314,317)
Interest on lease obligation	16	35,419	-	-
Changes in non-cash working capital
Advances receivable		(13,314)	14,920	(77,149)
Prepaid expenses and deposits		-	68,263	(292)
Due from related parties		-	4,518	(4,518)
Employee retention allowance	19	8,652	(36,286)	23,853
Accounts payable		35,974	(59,368)	(42,663)
Accrued liabilities		(41,001)	(57,161)	(142,798)
Net cash used in operating activities		(878,423)	(789,964)	(593,535)

Cash flows from investing activities
Purchase of property, plant and equipment		-	-	(1,510)
Acquisition of subsidiary, net of cash acquired	4	(97,525)	-	-
Acquisition of mineral properties		-	(8,598)	-
Expenditures on exploration and evaluation assets		(227,089)	(258,287)	(172,334)
Net cash used in investing activities		(324,614)	(266,885)	(173,844)

Cash flows from financing activities
Proceeds from share issuances, net of issuance costs		136,000	2,012,082	533,872
Loans	13	(12,767)	(347,712)	122,753
Principal repayment of lease obligation	16	(183,342)	-	-
Due to related parties		689,940	23,219	109,396
Net cash provided from financing activities		629,831	1,687,589	766,021

Net (decrease)/ increase in cash and cash equivalents during the year		(573,206)	630,740	(1,358)
Cash and cash equivalents, beginning of the year		650,902	20,162	21,520
Cash and cash equivalents, end of the year		77,696	650,902	20,162

 Supplemental cash flow information (Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017
(Expressed in U.S. dollars, except for per share amounts - audited)

1. Corporate Information

Loncor Resources Inc. (the "Company") is a corporation governed by the Ontario Business Corporations Act. The principal business of the Company is the acquisition and exploration of mineral properties.

These consolidated financial statements as at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 include the accounts of the Company and of its wholly owned subsidiaries in the Democratic Republic of the Congo (the "Congo"), Loncor Resources Congo SARL, in the U.S., Nevada Bob's Franchising, Inc., and in Canada, Loncor Kilo Inc. Loncor Resources Congo SARL owns 100% of the common shares of Devon Resources SARL and 100% of Navarro Resources SARL.

Loncor Kilo Inc, which changed its name from Kilo Goldmines Inc. on October 16, 2019, owns 71.25% of the outstanding shares of KGL-Somituri SARL, a company registered in the Congo, and 100% of the common shares of Kilo Isiro Atlantic Ltd. (a British Virgin Islands company). Kilo Isiro Atlantic Ltd. owns 49% of the shares of Isiro (Jersey) Limited which in turn owns 100% of the shares of KGL Isiro SARL in the Congo.

The Company is a publicly traded company whose outstanding common shares trade on the Toronto Stock Exchange and on the OTCQB market in the United States. The head office of the Company is located at 1 First Canadian Place, 100 King St. West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada.

2. Basis of Preparation

a) Statement of compliance

These consolidated financial statements as at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The accompanying financial information as at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 has been prepared in accordance with those IASB standards and IFRS Interpretations Committee ("IFRIC") interpretations issued and effective, or issued and early-adopted, at December 31, 2019.

The date the Company's Board of Directors approved these consolidated financial statements was April 3, 2020.

b) Going Concern

The Company incurred a net loss of $1,650,745 for the year ended December 31, 2019 (year ended December 31, 2018 - net loss of $664,762 and year ended December 31, 2017 - net loss of $61,287) and as at December 31, 2019 had a working capital deficit of $1,827,407 (December 31, 2018: a working capital deficit of $81,203).

Management is also closely evaluating the impact of COVID-19 on the Company's business. In order for the Company to continue as a going concern and fund its operations, the Company will require additional financing. The availability of financing will be affected by, among other things, the state of the capital markets considering the impact of COVID-19 and strategic partnership arrangements.

The recoverability of the amount shown for exploration and evaluation assets is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain financing to continue to perform exploration activity or complete the development of the properties where necessary, or alternatively, upon the Company's ability to recover its incurred costs through a disposition of its interests, all of which are uncertain.

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017
(Expressed in U.S. dollars, except for per share amounts - audited)

In addition, if the Company raises additional funds by issuing equity securities, then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require the Company to agree to operating and financial covenants that would restrict its operations. Any failure on its part to raise additional funds on terms favourable to the Company or at all, may require the Company to significantly change or curtail its current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in the Company not taking advantage of other available business opportunities.

In the event the Company is unable to identify recoverable resources, receive the necessary permitting, or arrange appropriate financing, the carrying value of the Company's assets and liabilities could be subject to material adjustment. These matters create material uncertainties that cast significant and substantial doubt upon the validity of the going concern assumption.

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

a) Basis of Consolidation

i. Subsidiaries

Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as ability to offset these returns through the power to direct the relevant activities of the entity. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a company's share capital. The financial statements of subsidiaries are included in the consolidated financial statements of the Company from the date that control commences until the date that control ceases. Consolidation accounting is applied for all of the Company's wholly-owned subsidiaries (see note 5).

ii. Transactions eliminated on consolidation

Inter-company balances, transactions, and any unrealized income and expenses, are eliminated in preparing the consolidated financial statements.

Unrealized gains arising from transactions with associates are eliminated against the investment to the extent of the Company's interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017
(Expressed in U.S. dollars, except for per share amounts - audited)

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

Judgments:

i. Provisions and contingencies

The amount recognized as provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements. As at December 31, 2019 and 2018, the Company does not have any material asset retirement obligations related to its exploration and evaluation assets.

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017
(Expressed in U.S. dollars, except for per share amounts - audited)

ii. Title to mineral property interests

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects, government renegotiation, other legal claims, and non-compliance with regulatory, social and environmental requirements.

iii. Exploration and evaluation expenditure

The application of the Company's accounting policy for exploration and evaluation expenditure requires significant judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. There are key circumstances that would indicate a test for impairment is required, which include: the expiry of the right to explore, substantive expenditure on further exploration is not planned, exploration for and evaluation of the mineral resources in the area have not led to discovery of commercially viable quantities, and/or sufficient data exists to show that the carrying amount of the asset is unlikely to be recovered in full from successful development or by sale. If information becomes available suggesting impairment, the amount capitalized is written off in the consolidated statement of loss and comprehensive loss during the year the new information becomes available.

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

iv. Functional and presentation currency

Judgment is required to determine the functional currency of the Company and its subsidiaries. These judgments are continuously evaluated and are based on management's experience and knowledge of the relevant facts and circumstances.

c) Foreign Currency Translation

i. Functional and presentation currency

These consolidated financial statements are presented in United States dollars ("$"), which is the Company's functional and presentation currency. The United States dollar was determined to be the functional currency of the Company's Congo subsidiaries. References to Cdn$ represent Canadian dollars.

ii. Foreign currency transactions

The functional currency for each of the Company's subsidiaries and any associates is the currency of the primary economic environment in which the entity operates. Transactions entered into by the Company's subsidiaries and any associates in a currency other than the currency of the primary economic environment in which they operate (their "functional currency") are recorded at the rates ruling when the transactions occur except depreciation and amortization which are translated at the rates of exchange applicable to the related assets, with any gains or losses recognized in the consolidated statements of loss and comprehensive loss. Foreign currency monetary assets and liabilities are translated at current rates of exchange with the resulting gain or losses recognized in the statements of  loss and comprehensive loss. Non-monetary assets and liabilities are translated using the historical exchange rates. Non-monetary assets and liabilities measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017
(Expressed in U.S. dollars, except for per share amounts - audited)

d) Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, deposits held on call with financial institutions, and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts.

e) Financial assets and liabilities

Financial assets

Initial recognition and measurement

Non-derivative financial assets within the scope of IFRS 9 are classified and measured as "financial assets at fair value", as either FVPL or FVOCI, and "financial assets at amortized cost", as appropriate. The Company determines the classification of financial assets at the time of initial recognition based on the Company's business model and the contractual terms of the cash flows.

All financial assets are recognized initially at fair value plus, in the case of financial assets not at FVPL, directly attributable transaction costs on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Financial assets with embedded derivatives are considered in their entirety when determining their classification at FVPL or at amortized cost. The Company has classified advance receivable held for collection of contractual cash flows as financial assets measured at amortized cost.

Subsequent measurement - financial assets at amortized cost

After initial recognition, financial assets measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the Effective Interest Rate ("EIR") method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR.

Subsequent measurement - financial assets at FVPL

Financial assets measured at FVPL include financial assets management intends to sell in the short term and any derivative financial instrument that is not designated as a hedging instrument in a hedge relationship. Financial assets measured at FVPL are carried at fair value in the consolidated statements of financial position with changes in fair value recognized in other income or expense in the consolidated statements of loss and comprehensive loss.

Subsequent measurement - financial assets at FVOCI

Financial assets measured at FVOCI are non-derivative financial assets that are not held for trading and the Company has made an irrevocable election at the time of initial recognition to measure the assets at FVOCI. The Company does not measure any financial assets at FVOCI.

After initial measurement, investments measured at FVOCI are subsequently measured at fair value with unrealized gains or losses recognized in other comprehensive income or loss in the consolidated statements of loss and comprehensive loss. When the investment is sold, the cumulative gain or loss remains in accumulated other comprehensive income or loss and is not reclassified to profit or loss.

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017
(Expressed in U.S. dollars, except for per share amounts - audited)

Dividends from such investments are recognized in other income in the consolidated statements of loss and comprehensive loss when the right to receive payments is established.

Derecognition

A financial asset is derecognized when the contractual rights to the cash flows from the asset expire, or the Company no longer retains substantially all the risks and rewards of ownership.

Impairment of financial assets

The Company's only financial assets subject to impairment are advances receivable, which are measured at amortized cost. The Company has elected to apply the simplified approach to impairment as permitted by IFRS 9, which requires the expected lifetime loss to be recognized at the time of initial recognition of the receivable. To measure estimated credit losses, advances receivable have been grouped based on shared credit risk characteristics, including the number of days past due. An impairment loss is reversed in subsequent periods if the amount of the expected loss decreases and the decrease can be objectively related to an event occurring after the initial impairment was recognized.

Financial liabilities

Initial recognition and measurement

Financial liabilities are measured at amortized cost, unless they are required to be measured at FVPL as is the case for held for trading or derivative instruments, or the Company has opted to measure the financial liability at FVPL. The Company's financial liabilities include accounts payable, accrued liabilities, due to related parties, employee retention allowance, lease obligations, and loans, which are each measured at amortized cost.  All financial liabilities are recognized initially at fair value and in the case of long-term debt, net of directly attributable transaction costs.

Subsequent measurement - financial liabilities at amortized cost

After initial recognition, financial liabilities measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the EIR method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires with any associated gain or loss recognized in other income or expense in the consolidated statements of loss.

f) Loss Per Share

Basic loss per share is computed by dividing the net loss applicable by the weighted average number of common shares outstanding during the reporting period. Diluted loss per share is computed by dividing the net loss by the sum of the weighted average number of common shares issued and outstanding during the reporting period and all additional common shares for the assumed exercise of options and warrants outstanding for the reporting period, if dilutive. When the Company is incurring losses, basic and diluted loss per share are the same since including the exercise of outstanding options and share purchase warrants in the diluted loss per share calculation would be anti-dilutive.

g) Property, Plant and Equipment ("PPE")

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

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017
(Expressed in U.S. dollars, except for per share amounts - audited)

ii. Subsequent costs

The cost of replacing part of an item of PPE is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized and included in net loss. If the carrying amount of the replaced component is not known, it is estimated based on the cost of the new component less estimated depreciation. The costs of the day-to-day servicing of property, plant and equipment are recognized in the consolidated statement of loss.

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

  Furniture and fixtures  straight line over 4 Years

  Office and communications equipment  straight line over 4 Years

  Vehicles  straight line over 4 Years

  Field camps and equipment  straight line over 4 Years

  Right-of-use asset straight line over the shorter of the estimated useful life of the asset or the lease term

  Leasehold improvements  straight line over the lease term

  Buildings straight line over 25 Years

Depreciation methods, useful lives and residual values are reviewed annually and adjusted, if appropriate. Depreciation commences when an asset is available for use. Changes in estimates are accounted for prospectively.

h) Exploration and Evaluation Assets

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

Exploration and evaluation expenditures incurred by Barrick Gold (Congo) SARL ("Barrick") under the Farm-in arrangement (See note 9) are recorded on a cost-based approach and accounted in the same way as they would for expenditures directly incurred by the Company as described in the above paragraph. Exploration and evaluation expenditures incurred by Barrick are offset by funding received from Barrick such that no liability arises before an approved pre-feasibility study is completed.

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017
(Expressed in U.S. dollars, except for per share amounts - audited)

i) Intangible Assets

Intangible assets acquired by way of an asset acquisition or business combination are recognized if the asset is separable or arises from contractual or legal rights and the fair value can be measured reliably on initial recognition.

On acquisition of a mineral property in the exploration stage, the Company estimates the fair value attributable to the exploration licenses acquired. The fair value of the exploration license is recorded as an intangible asset as at the date of acquisition. When an exploration stage property moves into development, the acquired exploration potential attributable to that property is transferred to mining interests within PP&E. Intangible assets are subject to impairment testing annually or more frequently should events or changes in circumstances indicate that they might be impaired.

j) Impairment of Non-Financial Assets

The Company's PPE, exploration and evaluation assets, and intangible assets are assessed for indication of impairment at each consolidated statement of financial position date. Exploration and evaluation assets are assessed for impairment when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount. When facts and circumstances suggest that the carrying amount exceeds the recoverable amount, an entity shall measure, present and disclose any resulting impairment in accordance with IAS 36 Impairment of Assets. Internal factors, such as budgets and forecasts, as well as external factors, such as expected future prices, costs and other market factors are also monitored to determine if indications of impairment exist. If any indication of impairment exists, an estimate of the asset's recoverable amount is calculated. The recoverable amount is determined as the higher of the fair value less costs to sell for the asset and the asset's value in use. This is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or the Company's assets. If this is the case, the individual assets are grouped together into cash generating units ("CGU") for impairment purposes. Such CGUs represent the lowest level for which there are separately identifiable cash inflows that are largely independent of the cash flows from other assets.

If the carrying amount of the asset exceeds its recoverable amount, the asset is impaired and an impairment loss is charged to the statements of loss and comprehensive loss so as to reduce the carrying amount to its recoverable amount (i.e., the higher of fair value less cost to sell and value in use). Fair value less cost to sell is the amount obtainable from the sale of an asset or CGU in an arm's length transaction between knowledgeable, willing parties, less the costs of disposal. Value in use is determined as the present value of the future cash flows expected to be derived from an asset or CGU. Estimated future cash flows are calculated using estimated future prices, any mineral reserves and resources and operating and capital costs. All assumptions used are those that an independent market participant would consider appropriate. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted. During the year ended December 31, 2019, the Company recognized impairment of exploration and evaluation assets for $nil (December 31, 2018  and 2017- $nil) to adjust the  carrying value of the assets to their fair value, using a level 3 value in use methodology.

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

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017
(Expressed in U.S. dollars, except for per share amounts - audited)

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

l) Share-Based Payments

Equity-settled share-based payments for directors, officers and employees are measured at fair value at the date of grant and recorded as compensation expense in the consolidated financial statements. The fair value determined at the grant date of the equity-settled share-based payments is expensed over the vesting period based on the Company's estimate of options that will eventually vest. The number of forfeitures likely to occur is estimated on grant date and is revised as deemed necessary.

Compensation expense on stock options granted to consultants is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received.

When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a Black-Scholes valuation model. The expected life used in the model is adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

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

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017
(Expressed in U.S. dollars, except for per share amounts - audited)

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

o) Decommisionning obligations

The Company recognizes an estimate of the liabilities associated with decommissioning obligations when it has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the obligation can be made. The estimated fair value of the decommissioning  obligations is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is amortized over the estimated life of the asset. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to any earnings in the period. The decommissioning obligations are charged against the decommissioning obligations to the extent of the liability recorded. The Company has no material decommissioning obligations as at December 31, 2019 and 2018.

p) Business Combination

On the acquisition of a business, the Company uses the acquisition method of accounting, whereby the purchase consideration is allocated to the identifiable assets and liabilities on the basis of fair value at the date of acquisition. Incremental costs related to acquisitions are expensed as incurred. When the cost of the acquisition exceeds the fair value of the identifiable net assets acquired, the difference is recorded as goodwill. If the fair value attributable to the Company's share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the consolidated statement of loss.

q) Derivative Financial Instruments

The Company reviews the terms of its equity instruments and other financing arrangements to determine whether or not there are embedded derivative instruments that are required to be accounted for separately as a derivative financial instrument. The deriviative financial instrument is presumed to be classified as a derivative financial liability unless it meets all the criteria to recognize as equity instrument under IAS 32, Financial Instruments: Presentation. One of the criteria is that the conversion option exchanges a fixed amount of shares for a fixed amount of cash ("fixed for fixed").  For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported as charges or credits to profit or loss. The Company uses the Black-Scholes option pricing model to estimate fair value of the derivative instruments. The classification of derivative instruments, including whether or not such instruments should be recorded as liabilities or as equity, is reassessed at the end of each reporting period. If reclassification is required, the fair value of the derivative instrument, as of the determination date, is reclassified. Any previous charges or credits to income for changes in the fair value of the derivative instrument are not reversed.

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017
(Expressed in U.S. dollars, except for per share amounts - audited)

r) Employee retention allowance

The Company previously had an incentive employee retention policy under which an amount equal to one month salary per year of service was accrued to each qualified employee up to a maximum of 10 months (or 10 years of service with the Company and/or a related company). To qualify for this retention allowance, an employee was required to complete two years of service with the Company and/or a related company. The full amount of retention allowance accumulated by a particular employee is paid out when the employee is no longer employed with the Company, unless other arrangements are made or unless there is a termination due to misconduct, in which case the retention allowance is forfeited. While the retention allowance policy was discontinued by the Company effective December 31, 2017, the retention allwance amounts accrued up to December 31, 2017 remain recorded as a liability in the Company's consolidated statement of financial position. There is uncertainty about the timing  and amount of these potential retention allowance payments.

s) Newly Applied Accounting Standards

Right-of-use assets and lease obligation

The Company has adopted IFRS 16 - Leases (''IFRS 16'') with the date of initial application of January 1, 2019 using the modified retrospective approach. The impact of adoption of IFRS 16 is disclosed in Note 16.

The following policy is applicable from January 1, 2019. In the comparative period, leases were accounted for in accordance with the accounting policy for leases disclosed in the Company's December 31, 2018 audited annual consolidated financial statements.

Policy applicable from January 1, 2019:

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company assesses whether:

• the contract involves the use of an explicitly or implicitly identified asset;

• the Company has the right to obtain substantially all of the economic benefits from the use of the asset throughout the contract term;

• the Company has the right to direct the use of the asset.

The Company recognizes a right-of-use asset and a lease liability at the date of adoption of IFRS 16, .

Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the initial amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.

Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the right-of-use assets are depreciated on a straight-line basis over the shorter of the estimated useful life and the lease term. Right-of-use assets are subject to impairment.

At the commencement date of the lease, the Company recognizes a lease liability measured at the present value of lease payments to be made over the lease term, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate.

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017
(Expressed in U.S. dollars, except for per share amounts - audited)

After the commencement date, the amount of the lease liability is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of the lease liability is remeasured if there is a modification, a change in the lease term, a change in the fixed lease payments or a change in the assessment to purchase the underlying asset.

The Company presents right-of-use assets in the property, plant and equipment line item on the consolidated statements of financial position and the lease liability in the lease obligation line item on the consolidated statements of financial position.

Short-term leases and leases of low value assets

The Company has elected not to recognize right-of-use assets and lease liabilities for leases that have a lease term of 12 months or less and do not contain a purchase option or for leases related to low value assets. Lease payments on short-term leases and leases of low value assets are recognized as an expense in the consolidated statements of loss and comprehensive loss.

Sub-leases

The Company has assessed and classified its sub-lease arrangement for the office space as an operating lease under IFRS 16, resulting in the Company recognizing payments received from the sub-lease arrangement as lease income while retaining the right-of-use assets and the lease liability in its consolidated statements of financial position.

4. Acquisitions

Loncor Kilo Inc.

On September 27, 2019, the Company closed certain transactions provided for by an agreement (the "Agreement") entered into by the Company with Resolute (Treasury) Pty Ltd ("Resolute"), Kilo Goldmines Ltd. ("KGL") and Kilo Goldmines Inc. ("Kilo Inc.", and together with KGL, "Kilo"), and which resulted in the Company acquiring Kilo Inc.  Pursuant to the Agreement, (a) Resolute assigned to the Company, for nominal consideration, all of Resolute's rights under a secured cash advance facility (the "Facility") which Resolute had made available to Kilo (including Resolute's rights under the security provided by Kilo in respect of the Facility (the "Security")), (b) Kilo consented to the said assignment of the Facility (including the Security) from Resolute to the Company, and (c) following implementation of the said assignment, the Company exercised its rights under the Security (the "Security Enforcement") as a secured creditor to realize on all of the outstanding shares of Kilo Inc., in full satisfaction of all amounts owing under the Facility (prior to the Security Enforcement, Kilo Inc. was a wholly-owned subsidiary of KGL).  In the Agreement, Kilo agreed to cooperate with and assist the Company in the Security Enforcement and for such cooperation and assistance, the Company paid $98,124 (Cdn$130,000) to KGL.

Upon the Company completing the Security Enforcement, Kilo Inc. became a wholly-owned subsidiary of the Company, such that the Company now holds, through Kilo Inc., Kilo Inc.'s mineral projects in the Congo (these mineral projects consisted of a 71.25% interest in the KGL-Somituri properties and a 49% interest in the KGL-Isiro properties, which are all located in the Ngayu gold belt in northeastern Congo near Loncor's existing Ngayu project).  See Notes 9(e) and 9(f).

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017
(Expressed in U.S. dollars, except for per share amounts - audited)

The acquisition of Kilo Inc. has been recorded as a business combination under IFRS 3 Business Combinations.The total consideration has been allocated to the fair value of assets and liabilities acquired as follows:

Total consideration:

Cash consideration	$98,124

Purchase Price	$98,124

Fair value of assets and liabilities:

Cash and cash equivalent	$599

Property, Plant and Equipment	$223,346

Exploration and Evaluation Assets	$175,446

Accounts payable and accrued liabilities	$(301,267)

Fair value of net assets acquired	$98,124

Devon and Navarro

In June 2018, the Company completed the acquisition of all of the issued and outstanding shares of Devon Resources SARL (Devon), a corporation incorporated under the laws of the Congo, for total consideration comprising:

a) The issuance by the Company of 500,000 common shares of the Company valued at Cdn$100,000

b) The payment of $75,000 in cash

c) The payment of $190,000 in satisfaction of an outstanding loan provided by Devon to the Company.

Also, in June 2018, the Company completed the acquisition of all of the issued and outstanding shares of Navarro Resources SARL (Navarro), a corporation incorporated under the laws of the Congo, for a total purchase price of $300,000, paid for by the settlement of a $300,000 loan provided by the Company to Navarro.

Both acquisitions have been treated as a purchase of assets for accounting purposes as the requirements for business combinations under IFRS 3 Business Combination had not been met.

5. Subsidiaries

 The following table lists the Company's direct and indirect subsidiaries:

Name of Subsidiary	Place of Incorporation	Proportion of Ownership Interest	Direct/Indirect	Principal Activity
Loncor Resources Congo SARL	Democratic Republic of the Congo	100%	Direct	Mineral Exploration
Nevada Bob's Franchising, Inc.	Delaware, USA	100%	Direct	Dormant
Devon Resources SARL	Democratic Republic of the Congo	100%	Indirect	Mineral Exploration
Navarro Resources SARL	Democratic Republic of the Congo	100%	Indirect	Mineral Exploration
Loncor Kilo Inc.	Ontario, Canada	100%	Direct	Mineral Exploration
KGL Somituri SARL	Democratic Republic of the Congo	71.25%	Indirect	Mineral Exploration
KGL Isiro Atlantic Ltd.	British Virgin Islands	100%	Indirect	Mineral Exploration

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017
(Expressed in U.S. dollars, except for per share amounts - audited)

6. Advances receivable

	December 31, 2019	December 31, 2018
Advances receivable	$ 63,895	$ 50,581

In connection with the Kilo Agreement (Note 4), the Company provided to Kilo Goldmines Ltd. an unsecured loan in the principal amount of  $50,044 (Cdn$65,000) bearing interest of 8% per annum and repayable 12 months from the date of the loan. As at December 31, 2019, the interest accrued on the loan is $1,031. The balance of $12,820, which is non-interest bearing, unsecured and due on demand pertains to advances to employees and suppliers (December 31, 2018 - $50,581).

7. Related party transactions

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation, and are not disclosed in this note.

a) Key Management Remuneration

Key management includes directors (executive and non-executive), the Chief Executive Officer ("CEO"), the Chief Financial Officer, and the senior executives reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the years ended December 31, 2019, December 31, 2018 and December 31, 2017 was as follows:

		For the years ended
	December 31, 2019	December 31, 2018	December 31, 2017

Salaries and bonus	$376,386	$160,869	$124,746
Employee retention allowance	$-	$-	$10,396
Compensation expense-share-based payments	$122,999	$-	$22,309
	$499,385	$160,869	$157,451

b) Other Related Party Transactions

As at December 31, 2019, an amount of $821,168 relating to management fees and advances provided to the Company was due to Arnold Kondrat ("Mr. Kondrat"), the CEO and a director of the Company (December 31, 2018 - $99,206). Total management fees accrued to Mr. Kondrat for the year ended December 31, 2019 were $90,444 (2018 - $101,686).

As at December 31, 2019, an amount of $129,296 was due to Gentor Resources Inc. (a company with common directors) related to common expenses (December 31, 2018 - $161,318).

The amounts included in due to related party are unsecured, non-interest bearing and are payable on demand.

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017
(Expressed in U.S. dollars, except for per share amounts - audited)

8. Property, Plant and Equipment

The Company's property, plant and equipment are summarized as follows:

	Furniture & fixtures	Office & Communication equipment	Vehicle	Land and Building	Field camps and equipment	Right-of- use asset	Leasehold improvements	Total
	$	$		$	$	$	$	$
Cost
Balance at January 1, 2018	151,786	104,202	11,708	-	425,003	-	84,906	777,605
Additions	-	8,599	-	-	-	-	-	8,599
Disposals	-	-	-	-	-	-	-	-
Balance at December 31, 2018	151,786	112,801	11,708	-	425,003	-	84,906	786,204
Additions	-	-	-	217,617	5,728	739,106	-	962,451
Disposals	-	(84,611)	-	-	(209,356)	-	-	(293,967)
Balance at December 31, 2019	151,786	28,190	11,708	217,617	221,375	739,106	84,906	1,454,688

Accumulated Depreciation
Balance at January 1, 2018	136,833	102,879	11,708	-	425,003	-	84,906	761,329
Additions	2,774	1,809	-	-	-	-	-	4,583
Disposals	-	-	-	-	-	-	-	-
Balance at December 31, 2018	139,607	104,688	11,708	-	425,003	-	84,906	765,912
Additions	2,259	2,528	-	2,985	989	192,810		201,571
Disposals	-	(84,611)	-	-	(209,356)	-	-	(293,967)
Balance at December 31, 2019	141,866	22,605	11,708	2,985	216,636	192,810	84,906	673,516

Carrying amounts
Balance at January 1, 2018	14,953	1,323	-	-	-	-	-	16,276
Balance at December 31, 2018	12,179	2,414	-	-	-	-	-	20,292
Balance at December 31, 2019	9,920	5,585	-	214,632	4,739	546,296	-	781,172

During the year ended December 31, 2019, depreciation in the amount of $4,878 (year ended December 31, 2018 - $580, year ended December 31, 2017 - $62) was capitalized to exploration and evaluation assets.

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017
(Expressed in U.S. dollars, except for per share amounts - audited)

9. Exploration and Evaluation Assets

	North Kivu	Ngayu	KGL-Somituri	Total
Cost
Balance as at January 1, 2018	$10,158,956	$17,324,607	$-	$27,483,563
Additions	122,568	2,756,104	-	2,878,672
Earn-in Barrick payment	-	(2,619,804)	-	(2,619,804)
Balance as at December 31, 2018	$10,281,524	$17,460,907	$-	$27,742,431
Additions	159,205	2,756,814	254,283	3,170,302
Earn-in Barrick payment	-	(2,762,890)	-	(2,762,890)
Balance as at December 31, 2019	$10,440,729	$17,454,831	$254,283	$28,149,843

There is $602,250 of intangible exploration and evaluation expenditures as at December 31, 2019 (December 31, 2018 - $602,250).These Intangible exploration and evaluation assets are in relation to mineral rights acquired with respect to the Ngayu ($150,000), Devon ($152,250) and Navarro ($300,000) properties. The intangibles have not been included in the table above.

The Company's exploration and evaluation assets are subject to renewal of the underlying permits and rights and government royalties.

a. North Kivu

The North Kivu project is situated in the North Kivu Province in eastern Congo to the northwest of Lake Edward and consists of various exploration permits. All of these exploration permits are currently under force majeure due to the poor security situation, affecting the Company's ability to carry out the desired exploration activities.  The duration of the event of force majeure is added to the time limit for execution of obligations under the permits. Exploration estimates to date have not advanced to the stage of being able to identify the quantity of possible resources available for potential mining. Under force majeure, the Company has no tax payment obligations and does not lose tenure of mining titles until force majeure is lifted.

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

In 2015, due to a decrease in gold prices coupled with the reduction of the exploration budget, the Company conducted an impairment analysis whereby the carrying value of the Ngayu exploration and evaluation asset as at December 31, 2015 was assessed for possible impairment. The asset's recoverable amount was calculated applying a fair value of $15 per ounce of gold in the ground, which was provided by a valuation analysis of an independent report on similar African exploration companies, to the Ngayu project's Makapela estimated mineral resource. Since the carrying value of the asset was determined to be higher than its recoverable amount, an impairment loss of $2,300,000 was recorded during the year ended December 31, 2015.  As at December 31, 2018 and 2019, the Company conducted an analysis of various factors and determined that there was no further impairment recognized by IFRS 6, and no evidence to support an impairment reversal. As at December 31, 2019, the Company determined that no impairment charge or gain was required.

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017
(Expressed in U.S. dollars, except for per share amounts - audited)

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

e. KGL-Somituri

The KGL-Somituri properties consist of six (6) mining licenses valid until 2039 and which cover an area of 361 square kilometers within the Archaean Ngayu Greenstone Belt in the Ituri and Haut Uele provinces in north eastern Congo. The Company's interest in the KGL-Somituri properties was acquired in September 2019 through the agreement with Resolute, KGL and Kilo Inc. (see Note 4). The six mining licenses (Exploitation permits) are registered in the name of KGL-Somituri, a company incorporated under the laws of the Congo in which the Company holds a 71.25% interest and the minority partners hold 28.75% (including 5% free carried interest owned by the government of the Congo). See Notes 4 and 21.

Under an agreement signed in April 2010 with the minority partners of KGL-Somituri, the Company's subsidiary Loncor Kilo Inc. agreed to finance all activities of KGL-Somituri, until the filing of a bankable feasibility study, by way of loans which bear interest at the rate of 5% per annum. Within thirty days of the receipt of a bankable feasibility study, the minority partners may collectively elect to exchange their equity participation for either a 2% net smelter royalty, or a 1% net smelter royalty plus an amount equal to 2 Euros per ounce of proven mineral reserves.

f. KGL-Isiro

The KGL-Isiro properties consist of eleven (11) exploration permits registered in the name of KGL-Isiro SARL and covering an area of 1,884 square kilometers in the province of Haut Uele, in north eastern Congo. The Company owns through Loncor Kilo Inc. 100% of the common shares and 88.5% of the preferred shares of Kilo Isiro Atlantic Ltd. Kilo Isiro Atlantic Ltd. owns 49% of the shares of Isiro (Jersey) Limited, which in turn owns 100% of the shares in KGL-Isiro SARL (a company registered in the Congo).

The KGL Isiro SARL permits were put under force majeure with effect from February 14, 2014 pending resolution of a court action involving these properties and their expiry is extended by the period of force majeure.

Pursuant to a Joint Venture Agreement, amended July 9, 2013, with Randgold Resources Limited (which is now named Barrick Gold Corporation ("Barrick"), Barrick agreed to fund a phased exploration program on the permits held in KGL Isiro SARL. Delivery of a pre-feasibility study entitles Barrick to a 51% interest in Isiro (Jersey) Limited which can be increased to 65% upon delivery of a bankable feasibility study should the Company not contribute proportionately to the exploration program post pre-feasibility study.

Additional Barrick Agreements

In January 2016, the Company's subsidiary, Loncor Resources Congo SARL ("Loncor Congo"), entered into an agreement with Randgold Resources (DRC) Limited (which is now named Barrick Gold (Congo) SARL)("Barrick") with respect to a portion of the Company's Ngayu project. This agreement provides for the potential future establishment of a joint venture special purpose company ("Mining Company") between Loncor Congo and Barrick. The Mining Company will be established only if exploration activities undertaken by Barrick at the Ngayu project result in an approved completed pre-feasibility study on any gold discovery meeting the investment criteria of Barrick.  The agreement does not include certain parcels of land surrounding and including the Makapela and Yindi prospects which are retained by Loncor Congo and do not form part of the agreement.

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017
(Expressed in U.S. dollars, except for per share amounts - audited)

Loncor Congo shall only be called upon to contribute to the future costs of the Mining Company after the approval of the completed pre-feasibility study. The parties will then (a) contribute to the funding required pro rata to their participating interests (65% for Barrick and 35% for Loncor Congo, less the free carried interest attributable to Congo authorities under applicable law, determined at the time of establishment) once the Mining Company has been established and any mining rights with respect to the area of discovery are transferred to the Mining Company, or (b) be diluted. The decision-making committee of the Mining Company will determine whether the funding is contributed (for the purpose of funding the Mining Company) by way of equity or shareholder loans.

The Devon properties are also part of an agreement with Barrick, with the terms similar to the terms of Barrick's agreement with Loncor Congo, as summarized above.

10. Intangible Assets

The Company's intangible assets include licenses and rights. Based on management's assessment, these intangible assets have been valued at $1 as their fair value is nominal.

11. Segmented Reporting

The Company has one operating segment: the acquisition, exploration and development of precious metal projects located in the Congo. The operations of the Company are located in two geographic locations, Canada and the Congo. Geographic segmentation of non-current assets is as follows:

December 31, 2019
	Property, plant		Exploration
	and equipment	Intangible assets	and evaluation

Congo	$221,960	-	$28,752,093
Canada	$559,212	$1	-
	$781,172	$1	$28,752,093

December 31, 2018
	Property, plant		Exploration
	and equipment	Intangible assets	and evaluation

Congo	$3,493	-	$28,344,681
Canada	$16,799	$1	-
	$20,292	$1	$28,344,681

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017
(Expressed in U.S. dollars, except for per share amounts - audited)

12. Accounts Payable

The following table summarizes the Company's accounts payable:

	December 31, 2019	December 31, 2018
Exploration and evaluation expenditures	$128,303	$97,688
Non-exploration and evaluation expenditures	$207,953	$202,595

Total Accounts Payable	$336,256	$300,283

13. Loan

In June 2018, as part of the closing of the acquisition of Devon, the Company issued an unsecured non-interest bearing note in the amount $265,000, payable on demand, in satisfaction of the non-share component of the consideration for the Devon acquisition. As at December 31, 2019, the balance of $27,274 was outstanding (December 31, 2018 - $40,041).

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

b) Issued share capital

In February 2017, the Company closed a non-brokered private placement of 2,000,000 units of the Company at a price of Cdn$0.24 per unit for gross proceeds of Cdn$480,000. Each such unit was comprised of one-half common share of the Company and one-quarter of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of Cdn$0.36 for a period of two years. Also, in February 2017, the Company closed a second non-brokered private placement of 750,000 units of the Company at a price of Cdn$0.26 per unit for gross proceeds of Cdn$195,000. Each such unit was comprised of one-half common share of the Company and one-quarter of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of Cdn$0.36 for a period of two years.

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017
(Expressed in U.S. dollars, except for per share amounts - audited)

On June 19, 2018, the Company closed a non-brokered private placement of 850,000 common shares of the Company at a price of Cdn$0.20 per share for gross proceeds of Cdn$170,000. Mr. Kondrat purchased 350,000 of the shares issued under this financing.

On June 26, 2018, private placement and share swap transactions (the "Transactions") were completed with Resolute Mining Limited ("Resolute"). Pursuant to the private placement Transaction, the Company issued 13,000,000 common shares to Resolute at a price of Cdn$0.20 per share for gross proceeds of Cdn$2,600,000. Pursuant to the share swap Transaction, Resolute purchased 12,500,000 common shares of the Company held by Mr. Kondrat in exchange for the future issuance on or before July 16, 2018 by Resolute to Mr. Kondrat of Cdn$2,500,000 worth of Resolute ordinary shares (capped at a maximum of 3,000,000 Resolute shares).

On June 29, 2018 the Company issued 500,000 common shares at a price of Cdn$0.20 per share as part of the acquisition of Devon (Note 4).

In September 2019, the Company issued 54,327 common shares at a price of Cdn$0.39 per share as the consideration for certain consulting services rendered by a third party.

Also in September 2019, all of the Company's common shares issued and outstanding were consolidated on the basis of one common share of the Company for every 2 (two) existing common shares. All of the share, stock option and warrant amounts in these consolidated financial statements, have been adjusted to reflect the said share consolidation.

In October and in December 2019, the Company issued 1,000,000 common shares at a price of Cdn$0.40 per share and 31,697 common shares at a price of Cdn$0.375 per share, respectively, as the consideration for certain consulting services rendered by third parties. Also in December 2019, warrants to purchase 500,000 common shares of the Company were exercised at a price of Cdn$0.36 per share for gross proceeds of Cdn$180,000.

As of December 31, 2019, the Company had issued and outstanding 95,280,979 common shares (December 31, 2018 - 93,694,956). No preference shares are issued and outstanding. Subsequent to December 31, 2019, the Company issued 6,000,000 common shares pursuant to a private placement (see Note 21).

c) Common share purchase warrants

As at December 31, 2019, the Company had outstanding 875,000 (December 31, 2018 - 1,812,500) common share purchase warrants.  During the year ended December 31, 2019, warrants to purchase 500,000 common shares of the Company were exercised and 437,500 common share purchase warrants expired unexercised. No warrants were forfeited or cancelled during the year ended December 31, 2019 (2018 - nil). The common share purchase warrants are classified as a liability because they are a derivative financial instrument due to the currency of their exercise price differing from the functional currency of the Company. The common share purchase warrants are re-valued at year and period end, with a gain or loss reported on the consolidated statement of loss and comprehensive loss.  For the year ended December 31, 2019, the Company recognized a loss of $30,349 in the consolidated statement of loss and comprehensive loss representing the change in fair value on this derivative financial instrument (2018 - gain of $65,907). The following table summarizes the Company's common share purchase warrants outstanding as at December 31, 2019:

		Granted				Exercise	Exercise		Remaining
Date of	Opening	during			Closing	Price	period	Expiry	contractual life
Grant	Balance	period	Exercised	Expired	Balance	(Cdn $)	(months)	Date	(months)
6/29/2016	437,500	-	-	437,500	-	$0.36	36	6/29/2019	0
2/3/2017	1,000,000	-	500,000	-	500,000	$0.36	36	2/3/2020	1
2/28/2017	375,000	-	-	-	375,000	$0.36	36	2/28/2020	2
	1,812,500	-	500,000	437,500	875,000

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017
(Expressed in U.S. dollars, except for per share amounts - audited)

During the first quarter of 2020, all the 875,000 outstanding common share purchase warrants were exercised at a price of Cdn$0.36 per share for gross proceed to the Company of Cdn$315,000 (see Note 21).

The value of the warrants was calculated using the Black-Scholes model and the assumptions at grant date and period end date were as follows:

(i) Risk-free interest rate: 0.48% - 1.86%, which is based on the Bank of Canada benchmark bonds yield 2 year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the warrants

(ii) Expected volatility: 52% - 179%, which is based on the Company's historical stock prices

(iii) Expected life: 0 - 2 year

(iv) Expected dividends: $Nil

d) Loss per share

Loss per share was calculated on the basis of the weighted average number of common shares outstanding for the year ended December 31, 2019 amounting to 93,885,097 (year ended December 31, 2018 - 86,498,291, ) common shares. The diluted weighted average number of common shares outstanding for the year ended December 31, 2019 amounted to 93,885,097 (year ended December 31, 2018 - 86,498,290, December 31, 2017 - 79,037,332) common shares. Stock options and warrants are considered anti-dilutive and therefore are excluded from the calculation of diluted (loss) income per share.

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

Under this Stock Option Plan, 25% of options granted vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.  However, the stock options granted on June 24, 2019 and on December 6, 2019 are fully vested on the 4 month anniversary of the grant date.

The following tables summarize information about stock options:

For the year ended December 31, 2019:

For the period ended December 31, 2019
Exercise Price Range	Opening Balance	During the Period					Weighted average remaining contractual life (years)
Exercise Price	Opening Balance	Granted	Exercised	Forfeiture	Expired	Closing Balance	Vested & Exercisable	Unvested
0-0.40	1,050,000	3,790,000	-	-	-	4,840,000	3.95	2,007,500	2,832,500

Weighted Average Exercise Price (Cdn$)	0.12	0.31				0.27		0.14

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017
(Expressed in U.S. dollars, except for per share amounts - audited)

For the year ended December 31, 2018:

		During the Period					Weighted
Exercise Price Range (Cdn$)	Opening Balance	Granted	Exercised	Forfeiture	Expired	Closing Balance	average remaining contractual life (years)	Vested & Exercisable	Unvested
0-0.40	1,200,000	-	-	(150,000)	-	1,050,000	2.19	1,050,000	-
Weighted Average Exercise Price (Cdn$)	0.12					0.12		0.12

During the year ended December 31, 2019, the Company recognized in the statement of loss and comprehensive loss as an expense $190,469 (year ended December 31, 2018 - $1,676; year ending December 31, 2017 - $22,309) representing the vesting of the fair value at the date of grant of stock options previously granted to employees, consultants, directors and officers under the Company's Stock Option Plan.

The value of the options was calculated using the Black-Scholes model and the assumptions at grant date and period end date were as follows:

(i) Risk-free interest rate: 0.54% - 1.66%, which is based on the Bank of Canada benchmark bonds yield 3 year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the options

(ii) Expected volatility: 94.49% - 128.69%, which is based on the Company's historical stock prices

(iii) Expected life: 3 years

(iv) Expected dividends: $Nil

16. Lease obligations

The Company has a lease agreement for the head office location in Toronto, Canada with a monthly obligation of the U.S. dollar equivalent of Cdn $21,419 up to and including August 2019 and Cdn $25,404 from September 2019 to October 2022.

Effective January 1, 2019, the Company adopted IFRS 16 to its accounting policy and recognized a right-of-use asset and a lease liability of $739,106 (Cdn $1,008,331) for its office lease agreement. The right-of-use asset is being amortized on a straight-line basis over the lease term. The discount rate used to derive the lease liability was 4.95%. As at December 31, 2019, the undiscounted cash flows for this office lease agreement to October 31, 2022 was $654,375 (Cdn $863,749).

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017
(Expressed in U.S. dollars, except for per share amounts - audited)

Changes in the lease obligation for the year ended December 31, 2019 were as follows:

	December 31, 2019	December 31, 2018

Balance at January 1, 2019	$739,106	$-
Liability settled	$(183,342)	$-
Interest expense	$35,419	$-
Balance - end of the period	$591,183	$-

Current portion	$204,248	$-
Long-term portion	$386,935	$-
Total lease obligation	$591,183	$-

For the year ended December 31, 2019, the Company recognized lease revenues of $106,774 in the consolidated statements of loss and comprehensive loss from its sub-lease arrangement with Gentor Resources Inc (2018 - $nil). The Company has an exploration office lease in Congo, which can be cancelled with three months notices in advance without any penalty. For the year ended December 31, 2019, the lease expense  in the amount of $20,400 (year ended December 31, 2018 - $5,100, year ended December 31, 2017 - $nil) in relation to the Congo office, was capitalized to exploration and evaluation assets.

17. Financial risk management objectives and policies

a) Fair value of financial assets and liabilities

The consolidated statements of financial position carrying amounts for cash and cash equivalents, advances receivable, balances due to related parties, accounts payable, accrued liabilities and the employee retention allowance approximate fair value due to their short-term nature.

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

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017
(Expressed in U.S. dollars, except for per share amounts - audited)

The fair value of warrants (note 14c) would be included in the hierarchy as follows:

31-Dec-19
Liabilities:	Level 1	Level 2	Level 3
Canadian dollar
common share	-	$31,888	-
purchase warrants
31-Dec-18
Liabilities:	Level 1	Level 2	Level 3
Canadian dollar
common share	-	$1,539	-
purchase warrants

b) Risk Management Policies

The Company is sensitive to changes in commodity prices and foreign-exchange. The Company's Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework. Although the Company has the ability to address its price-related exposures through the use of options, futures and forward contracts, it does not generally enter into such arrangements.

c) Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company's operations and financial results. A portion of the Company's transactions are denominated in Canadian dollars. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities.  Significant foreign exchange gains or losses are reflected as a separate item in the consolidated statement of loss and comprehensive loss. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency exchange risk on net working capital as at December 31, 2019. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Canadian dollar which would have increased (decreased) the Company's net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Canadian dollar would have had the equal but opposite effect as at December 31, 2019.

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017
(Expressed in U.S. dollars, except for per share amounts - audited)

	December 31, 2019	December 31, 2018
	Canadian dollar	Canadian dollar
Cash and cash equivalents	36,539	831,348
Advances receivable	66,339	-
Accounts payable and accrued liabilities	(548,604)	(289,994)
Due to related parties	(1,225,436)	(345,872)
Employee retention allowance	(234,471)	(234,471)
Total foreign currency financial assets and liabilities	(1,905,633)	(38,989)
Foreign exchange rate at December 31, 2019	0.7699	0.7330
Total foreign currency financial assets and liabilities in US $	(1,467,147)	(28,579)
Impact of a 10% strengthening of the US $ on net loss	(146,715)	(2,858)

d) Credit Risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents, advances receivable. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand.  It is therefore the Company's opinion that such credit risk is subject to normal industry risks and is considered minimal. The credit risk of advances receivable is, in management opinion, normal given ongoing relationships with those debtors.

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

The carrying amount of financial assets represents the maximum credit exposure.  The Company's gross credit exposure at December 31, 2019 and December 31, 2018 was as follows:

	December 31,	December 31,
	2019	2018
Cash and cash equivalents	$77,696	$650,902
Advances receivable	$63,895	$50,581
	$141,591	$701,483

e)  Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company's liquidity requirements are met through a variety of sources, including cash and cash equivalents and equity capital markets. All financial obligations of the Company including accounts payable of $336,256 accrued liabilities of $270,237, due to related parties of $950,464, employee retention allowance of $180,519, lease obligation of $204,248 and a loan of $27,274 are due within one year.

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017
(Expressed in U.S. dollars, except for per share amounts - audited)

f) Mineral Property Risk

The Company's operations in the Congo are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company's activities or may result in impairment in or loss of part or all of the Company's assets.

g) Capital Management

The Company manages its common shares, warrants and stock options as capital. The Company's policy is to maintain sufficient capital base in order to meet its short term obligations and at the same time preserve investors' confidence required to sustain future development of the business.

	December 31,	December 31,
	2019	2018
Share capital	$79,841,286	$79,376,206
Reserves	$8,411,647	$8,221,178
Deficit	$(60,965,897)	$(59,315,152)
Common share purchase warrants	$31,888	$1,539
	$27,318,924	$28,283,771

The Company's capital management objectives, policies and processes have remained unchanged during the years ended December 31, 2019 and December 31, 2018.

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body, other than the Toronto Stock Exchange ("TSX") which requires adequate working capital or financial resources such that, in the opinion of TSX, the listed issuer will be able to continue as a going concern. TSX will consider, among other things, the listed issuer's ability to meet its obligations as they come due, as well as its working capital position, quick asset position, total assets, capitalization, cash flow and earnings as well as accountants' or auditors' disclosures in the consolidated financial statements regarding the listed issuer's ability to continue as a going concern.

18. Supplemental cash flow information

During the periods indicated the Company undertook the following significant non-cash transactions:

		For the year ended
	Note	December 31, 2019	December 31, 2018	December 31, 2017

Depreciation included in exploration and evaluation assets	8	$4,878	$580	$62
Exploration and evaluation expenditures by Randgold	9	2,762,890	2,619,804	250,786
Consulting fees paid by common shares and options	14b	364,760	-	-

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017
(Expressed in U.S. dollars, except for per share amounts - audited)

19. Employee retention allowance

The following table summarizes information about changes to the Company's employee retention provision during the years  ended December 31, 2019 and 2018.

$
Balance at December 31, 2017	208,153
Disbursements	(19,547)
Foreign exchange gain	(16,739)
Balance at December 31, 2018	171,867
Foreign exchange loss	8,652
Balance at December 31, 2019	180,519

20. Income taxes

a) Provision for Income Taxes

Major items causing the Company's effective tax rate to differ from the combined Canadian federal and provincial statutory rate of 26.5% (2018 - 26.50%) were as follows:

	Years Ended December 31,
	2019	2018	2017

Net loss for the year	$(1,650,745)	$(664,762)	$(61,287)

Expected income tax recovery based on statutory rate	(437,000)	(176,000)	(16,000)
Adjustment to expected income tax benefit
Permanent differences	123,000	(17,000)	(77,000)
Other	54,000	651,000	2,000
Change in unrecognized deferred tax asset	260,000	(458,000)	91,000
Income tax provision (recovery)	$-	$-	$-

b) Deferred Income Taxes

Deferred income taxes assets have not been recognized in respect to the following deductible temporary differences:

	Years Ended December 31,
	2019	2018
Non-capital losses carried forward	$13,802,000	$12,562,000
Fixed assets - Canada	203,000	189,000
Other - Canada	393,000	111,000
Capital loss carry-forward - Canada	4,028,000	3,850,000
Lease - Canada	45,000	-
Exploration and evaluation properties - Congo	35,225,000	31,466,000
Total	$53,696,000	$48,178,000

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017
(Expressed in U.S. dollars, except for per share amounts - audited)

Non-capital losses in Canada expire in the following years:

2026	$261,000
2027	132,000
2028	199,000
2029	674,000
2030	1,520,000
2031	2,593,000
2032	2,187,000
2033	1,946,000
2034	870,000
2035	560,000
2036	612,000
2037	541,000
2038	675,000
2039	1,032,000
$13,802,000

21. Events after the reporting period

a) Private Placement

On February 25, 2020, the Company closed a private placement of 6,000,000 common shares of the Company at a price of Cdn$0.40 per share for gross proceeds of Cdn$2,400,000.  A total of 1,790,000 of the common shares were purchased by certain insiders of the Company, including Mr. Kondrat, who purchased 1,440,000 of the common shares.

b) KGL Somituri SARL - change of name and purchase of additional interest

During the first quarter of 2020, KGL Somituri SARL changed its name to Adumbi Mining SARL ("Adumbi"). In March 2020,  the Company acquired an additional 5.04% interest in Adumbi pursuant to a private transaction with one of the former minority shareholders of Adumbi. This acquisition increased the Company's interest in Adumbifrom 71.25% to 76.29%. See Notes 1, 4 and 9.

c) Common share purchase warrants

During the first quarter of 2020, all the 875,000 outstanding common share purchase warrants were exercised at a price of Cdn$0.36 per share for gross proceed to the Company of Cdn$315,000.

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017
(Expressed in U.S. dollars, except for per share amounts - audited)

d) Coronavirus COVID-19 impact

Since December 31, 2019, the COVID-19 pandemic is causing a widespread health crisis that has affected economies and financial markets around the world resuting in an economic downturn. In response to the outbreak, governmental authorities in Canada and internationally have introduced various recommendations and measures to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing. The COVID-19 outbreak and the response of governmental authorities to try to limit it are having a significant impact on the private sector and individuals, including unprecedented business, employment and economic disruptions. The continued spread of COVID-19 nationally and globally could have an adverse impact on the Company's business, operations and financial results, as well as a deterioration of general economic conditions including a possible national or global recession. Due to the speed with which the COVID-19 situation is developing and the uncertainty of its magnitude, outcome and duration, it is not possible to estimate its impact on the Company's business, operations or financial results, including the Company's ability to secure financing; however, the impact could be material.