Form 20-F
period 2020-12-31
Loncor Resources Inc.
filed 2021-04-07
CIK 1472619

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

________________

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2020

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

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2020:

112,224,174 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes          No X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

Yes_        No X

Indicate by check mark whether the registrant:  (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes   X    No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes   X    No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer           Accelerated filer        Non-accelerated filer  X

 Emerging growth company  X

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

[  ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	International Financial Reporting Standards as issued by the International Accounting Standards Board X	Other

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

__Item 17                Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes _        No   X

-ii-

LONCOR RESOURCES INC. - FORM 20-F
TABLE OF CONTENTS

-iii-

TABLE OF CONTENTS
(continued)

-iv-

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 20-F and the documents incorporated by reference herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of Canadian provincial securities laws (such forward-looking statements and forward-looking information are referred to herein as "forward-looking statements").  Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies.  All statements, other than statements which are reporting results as well as statements of historical fact, that address activities, events or developments that Loncor Resources Inc. (the "Company" or "Loncor") believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding drill results at the Adumbi deposit, mineral resource estimates, mineral resource increases, drill targets, future drilling, drilling and other exploration results, potential gold discoveries, potential mineralization, potential mineral resources, and the Company's exploration and development plans and objectives with respect to its projects) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual events or results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual events or results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things: the possibility that future exploration (including drilling) or development results will not be consistent with the Company's expectations; the possibility that drilling programs will be delayed, uncertainties relating to the availability and costs of financing in the future; activities of the Company may be adversely impacted by the continued spread of "COVID-19" (as defined below), including the ability of the Company to secure additional financing; risks related to the exploration stage of the Company's properties; failure to establish estimated mineral resources; fluctuations in gold prices and currency exchange rates; inflation; rules adopted by the U.S. Securities and Exchange Commission that may affect mining operations in the Democratic Republic of the Congo; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); changes in equity markets; political developments in the Democratic Republic of the Congo; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations or policies affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; the Company's history of losses and expectation of future losses; the Company's ability to acquire additional commercially mineable mineral rights; risks related to the integration of any new acquisitions into the Company's existing operations; increased competition in the mining industry; and the other risks disclosed under the heading "Risk Factors" in this Form 20-F.

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

National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this Form 20-F have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System (the "CIM Definition Standards").  These standards differ significantly from the requirements of the SEC, and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

On October 31, 2018, the SEC adopted the Modernization of Property Disclosures for Mining Registrants (the "New Rule"), introducing significant changes to the existing mining disclosure framework to better align it with international industry and regulatory practice, including NI 43-101.  The New Rule became effective as of February 25, 2019 and following a transition period the Company will be required to comply with the New Rule as of its annual report for its first fiscal year beginning on or after January 1, 2021, and earlier in certain circumstances.  While early voluntary compliance with the New Rule is permitted, the Company has not elected to comply with the New Rule at this time and the Company does not anticipate needing to comply with the New Rule until March 2022.  Under the New Rule, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" have been amended to be substantially similar to the corresponding CIM Definition Standards and the SEC has added definitions to recognize "Measured Mineral Resources", "Indicated Mineral Resources" and "Inferred Mineral Resources" which are also substantially similar to the corresponding CIM Definition Standards; however, there are differences in the definitions under the New Rule and the CIM Definition Standards and therefore once the Company begins reporting under the New Rule there is no assurance that the Company's mineral reserve and mineral resource estimates will be the same as those reported under CIM Definition Standards as contained in this Form 20-F.

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

Item 3.  Key Information

A.  Selected Financial Data

The selected consolidated financial information set forth below for each of the five years ended December 31, 2020, 2019, 2018, 2017 and 2016, which is expressed in United States dollars (the Company prepares its financial statements in United States dollars), has been derived from the Company's audited consolidated financial statements as at and for the financial years ended December 31, 2020, 2019, 2018, 2017 and 2016.  These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board, which differ in certain respects from the principles the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States.  The selected consolidated financial information should be read in conjunction with the discussion in Item 5 of this Form 20-F and the consolidated financial statements and related notes thereto filed as part of this Form 20-F under Item 18.  Historical results from any prior period are not necessarily indicative of results to be expected for any future period.

                                                                                    (in US$000 except share data)

	2020	2019	2018	2017	2016
Revenue	$-	$-	$-	$-	$-
Net income (loss) from operations	(2,244)	(1,651)	(665)	(61)	(498)
Net income (loss) for the year	(2,244)	(1,651)	(665)	(61)	(498)
Basic and diluted net income (loss) per share	(0.02)	(0.02)	(0.01)	(0.00)	(0.00)
Current assets	520	142	702	268	188
Exploration and evaluation assets	31,623	28,752	28,345	27,634	27,858
Total assets	32,671	29,675	29,067	27,918	28,081
Total liabilities	1,793	2,388	784	1,062	1,424
Net assets	30,878	27,287	28,282	26,856	26,657
Share capital	85,148	79,841	79,376	77,287	77,049
Shareholders' equity	30,878	27,287	28,282	26,856	26,657
Weighted average common shares outstanding (in thousands)	105,203	93,885	86,498	79,037	71,062

Exchange Rates

On March 15, 2021, the buying rate in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York, was US$1.00 = Cdn$1.2490.  The following table sets forth, for each of the years or, as applicable, months indicated, additional information with respect to the noon buying rate for US$1.00 in Canadian dollars and are based upon the rates quoted by the Federal Reserve Bank of New York.

Rate	2020	2019	2018	2017	2016
Average (1)	1.3422	1.3232	1.2999	1.2971	1.3229

____________________________
(1)  The average rate means the average of the exchange rates on the last day of each month during the year.

Rate	October 2020	November 2020	December 2020	January 2021	February 2021	March 2021 (1)
High	1.3365	1.3255	1.2958	1.2812	1.2830	1.2672
Low	1.3120	1.2978	1.2715	1.2633	1.2528	1.2471

____________________________
(1)  Provided for the period from March 1, 2021 to March 15, 2021.

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

The Company is susceptible to risks related to the outbreak of contagious diseases, including the ongoing widespread outbreak of respiratory illness caused by a novel strain of the coronavirus ("COVID-19").  The Company's business could be adversely impacted by the effects of COVID-19 (as well as any other outbreak of contagious diseases).  During 2019, COVID-19 emerged in China and has since spread worldwide.  The extent to which COVID-19 impacts the Company's business, including its operations and the market for its securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak and the actions taken to contain or treat the COVID-19 outbreak (including the travel and quarantine restrictions currently being imposed by governments of affected countries).  In particular, the continued spread of COVID-19 globally could materially and adversely impact the Company's business including without limitation, employee health, workforce productivity, limitations on travel, the availability of industry experts and personnel, restrictions to the exploration and development of its mineral properties, including restrictions on drill programs and/or the timing to process drill and other metallurgical testing, and other factors that will depend on future developments beyond the Company's control, all of which may have a material and adverse effect on the its business, financial condition and results of operations.  There can be no assurance that the personnel of the Company and its partners and service providers will not be impacted by COVID-19 and ultimately see workforce productivity reduced or incur increased costs, including but limited to medical and insurance premiums.  In addition, COVID-19 has resulted in a widespread global health crisis that has significantly adversely affected global economies and capital markets, resulting in an economic downturn that could become much worse and have an adverse effect on the Company's future prospects, including its ability to secure financing from capital markets and further explore and develop its mineral properties.

The Company has not generated revenues from operations and is wholly reliant upon external financing, does not have a history of mining operations, and there is no assurance that it will produce revenue, operate profitably or provide a return on investment in the future.

The Company has not generated revenues from operations and there is no assurance that it will produce revenue, operate profitably or provide a return on investment in the future.  The Company has only incurred operating losses, and the development of its projects is at an early stage.  The Company produced a loss of US$2,243,560 for the year ended December 31, 2020, and, as of that date, the Company's deficit was US$63,209,457 and the Company had a working capital deficit of US$1,086,420 which casts substantial doubt on the Company's ability to continue as a going concern.  The Company is subject to the risks and challenges experienced by other companies at a comparable stage.  These risks include, but are not limited to, continuing losses and the ability to secure adequate financing or to complete corporate transactions to meet the minimum capital required to successfully complete its projects and fund other operating expenses.

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

The auditor's report issued in respect of the Company's 2020 annual consolidated financial statements contains the following paragraph:

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

HIV/AIDS, malaria and other diseases represent a serious threat to maintaining a skilled workforce in the mining industry in the DRC.  HIV/AIDS is a major healthcare challenge faced by operations in the country.  There can be no assurance that the Company will not lose members of its workforce or workforce man-hours or incur increased medical costs, which may have a material adverse effect on the Company's operations.

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

The Company has incurred losses from operations since its inception and the Company expects to incur losses from operations for the foreseeable future.  The Company had an accumulated deficit of US$63,209,457 as of December 31, 2020.  The losses do not include capitalized mineral property exploration costs.  The Company expects to continue to incur losses unless and until such time as one or more of its properties enter into commercial production and generate sufficient revenues to fund continuing operations.  The development of the Company's properties will require the commitment of substantial financial resources.  The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultants' analysis and recommendations, the rate at which operating losses are incurred, and the Company's acquisition of additional properties, some of which are beyond the Company's control.  There can be no assurance that the Company will ever achieve profitability.

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

The Company's common shares are traded exclusively in the United States on the OTCQX tier of the OTC Markets.  The Company's common shares previously traded on the NYSE American, and the OTCQX does not require the same level of disclosure and compliance requirements compared to the NYSE American.  The Company is still, however, required to meet its SEC filing requirements and to meet its Toronto Stock Exchange and Canadian filing, compliance and disclosure requirements.  As the Company's common shares are no longer listed on the NYSE American, shareholders will not be able to trade its common shares on the NYSE American and certain federal and state securities law exemptions for its common shares would no longer be available.  Consequently, the trading market for the Company's securities in the United States will be limited.

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

In October 2012, the Company completed two financings concurrently, raising total gross proceeds of Cdn$14,799,750.  The first financing involved the issuance of 4,622,500 common shares of the Company at a price of Cdn$2.10 per share for aggregate gross proceeds of Cdn$9,707,250.  This offering was conducted by a syndicate of investment dealers and was made by way of a short form prospectus filed with securities regulatory authorities in all of the provinces of Canada (other than Québec).  The said shares were also offered on a private placement basis in certain jurisdictions outside of Canada.  The second financing involved a non-brokered private placement to Newmont of 2,425,000 common shares of the Company at a price of Cdn$2.10 per share for aggregate gross proceeds of Cdn$5,092,500.  As of the date of this Form 20-F, Newmont holds 7,275,000 (representing 5.83%) of the outstanding common shares of the Company.

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

In January 2016, Loncor's subsidiary, Loncor Resources Congo SARL ("Loncor Subco"), entered into a joint venture agreement (the "Agreement") with Randgold Resources (DRC) Limited ("Randgold").  The Agreement provides for a joint venture (the "Loncor Congo Joint Venture") between Loncor Subco and Randgold covering all of the exploration permit areas comprising at the time of the Agreement Loncor's Ngayu project, other than certain parcels of land surrounding and including the Makapela and Yindi prospects which are retained by Loncor Subco and do not form part of the Loncor Congo Joint Venture.  Randgold has certain preemptive rights over these two areas.  Under the Agreement, Randgold manages and fund all exploration of the said permit areas until the completion of a prefeasibility study on any gold discovery meeting the investment criteria of Randgold.  Once the Loncor Congo Joint Venture has determined to move ahead with a full feasibility study, a special purpose vehicle ("SPV") would be created to hold the specific discovery areas.  Subject to the DRC's free carried interest requirements, Randgold would retain 65% of the SPV with Loncor Subco holding the balance of 35%.  Loncor Subco will be required, from that point forward, to fund its pro-rata share of the SPV in order to maintain its 35% interest or be diluted.

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

In April 2016, the Company announced that its joint venture partner, Randgold, would commence a regional helicopter-borne VTEM B-Field, Horizontal Magnetic Gradiometer geophysical survey (the "JV Survey") over Loncor's Ngayu project.  The JV Survey flight path design was north-south orientated lines at 400 meter spacing for a total of approximately 10,000 line kilometres, of which 4,200 line kilometers would be flown over the Ngayu project.

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

In January 2017, the Company announced preliminary results of the JV Survey undertaken by Randgold under the Loncor Congo Joint Venture.  The JV Survey was performed by Geotech Airborne Limited.

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

In May 2017, the Company announced that Randgold had commenced exploration ground work on priority targets resulting from the JV Survey undertaken by Randgold as part of the Loncor Congo Joint Venture.

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

In November 2018, the Company issued a press release providing an update on exploration activities undertaken by Randgold on Loncor's Ngayu project as part of the Loncor Congo Joint Venture.

In May 2019, the Company issued a press release providing an update on exploration activities undertaken by Barrick Gold Corporation (through its subsidiary, Barrick Gold (Congo) SARL) ("Barrick") (Randgold and Barrick merged at the start of 2019) on Loncor's Ngayu project as part of the Loncor Congo Joint Venture.  The Company reported that drill targets had been delineated by Barrick on a number of prospects at Ngayu and that exploration by Barrick at Ngayu in 2019 had been focused on the 30 kilometre strike Imva fold area in the west of the Ngayu belt.

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

On September 27, 2019, the Company closed certain transactions provided for by the agreement (the "Kilo Agreement") entered into by the Company with Resolute (Treasury) Pty Ltd, Kilo Goldmines Ltd. and Kilo Goldmines Inc. (which is now named Loncor Kilo Inc.) ("Kilo Inc.").  As a result of these transactions, Kilo Inc. is now a wholly-owned subsidiary of Loncor, such that Loncor now holds, through Kilo Inc., Kilo Inc.'s mineral projects in the DRC.  Loncor issued to Arlington Group Asset Management Limited ("Arlington") 1,000,000 common shares of the Company as consideration for the services rendered by Arlington in negotiating and successfully concluding the Kilo Agreement.  Kilo Inc.'s properties in the DRC include a 71.25% interest in a gold project (the "Imbo Project") in northeastern DRC (this 71.25% interest was subsequently increased to 84.68% in 2020; see below) which at the time of Kilo Inc.'s acquisition by the Company contained an inferred mineral resource of 1.675 million ounces of gold (20.78 million tonnes grading 2.5 g/t Au).  Kilo Inc. also had a joint venture with an affiliate of Barrick Gold Corporation for gold and associated minerals in respect of the Isiro exploration permits in northeastern DRC.  The Kilo Inc. mineral properties are located in the Ngayu gold belt near Loncor's existing Ngayu properties, and therefore consolidated ground for Loncor in the belt.

In October 2019, the Company announced the appointment of Peter Cowley as President of the Company and the appointment of Minecon Resources and Services Limited as geological consultants to manage exploration and development programs at Loncor's properties within the Ngayu greenstone belt which are outside of Loncor's joint venture with Barrick.  Mr. Cowley previously served as President and Chief Executive Officer of the Company from 2009 to 2015.  Mr. Cowley was also elected a director of the Company at the annual and special meeting of shareholders of the Company held on June 26, 2020.

In November 2019, the Company issued a press release providing an update on exploration activities undertaken by Barrick on Loncor's Ngayu properties as part of the Loncor Congo Joint Venture.

In January 2020, the Company issued a press release providing an update on its activities at the Imbo Project.

In February 2020, the Company issued a press release providing an update on its exploration activities at the Imbo Project and Barrick's exploration activities under the Loncor Congo Joint Venture.

Also in February 2020, the Company closed a non-brokered private placement of 6,000,000 common shares of the Company at a price of Cdn$0.40 per share for gross proceeds of Cdn$2,400,000.  A total of 1,790,000 of the shares issued under this financing were purchased by certain insiders of the Company, including Arnold T. Kondrat, who is Founder, Chief Executive Officer and a director of Loncor and who purchased 1,440,000 of the shares.

In March 2020, the Company appointed John Barker as Vice President of Business Development for Loncor.

Also in March 2020, the Company acquired an additional 5.04% interest in its subsidiary Adumbi Mining SARL ("Adumbi Holdco") pursuant to a private transaction with one of the former minority shareholders of Adumbi Holdco.  This acquisition increased Loncor's interest in Adumbi Holdco from 71.25% to 76.29% (the 71.25% interest had been acquired by the Company in September 2019 as part of the Kilo Agreement; see above).  Adumbi Holdco, which had changed its name from KGL Somituri SARL, holds six exploitation permits in the Ngayu greenstone belt including the Imbo Project exploitation permit.

In April 2020, Loncor announced a 49% increase in mineral resources at its Imbo Project.  Compared to the inferred mineral resources of 1.675 million ounces of gold (20.78 million tonnes grading 2.5 g/t Au) outlined in January 2014 by independent consultants Roscoe Postle Associates Inc. on three separate deposits, Adumbi, Kitenge and Manzako at Imbo, inferred mineral resources have increased by 49% to 2.5 million ounces of gold (30.65 million tonnes grading 2.54 g/t Au), this increase coming from the Adumbi deposit.  This assessment was undertaken by the Company's independent geological consultants Minecon Resources and Services Limited.  At the time of this mineral resource increase, 76.29% of the updated gold resource was attributable to Loncor via its then 76.29% interest in the Imbo Project (this 76.29% interest has subsequently been increased to 84.68%; see below).

In May 2020, the Company issued a press release providing an update on its exploration activities at the Imbo Project and Barrick's exploration activities under the Loncor Congo Joint Venture.

In June 2020, Loncor announced that Barrick had commenced its core drilling program on several priority gold targets within the Ngayu greenstone belt, as part of its joint venture with Loncor.

Also in June 2020, Loncor announced that it had entered into a new joint venture agreement (the "New Barrick JV") with Barrick for two exploitation permits held by Adumbi Holdco covering ground contiguous to the Company's Imva area within the Ngayu gold belt.  The terms of the New Barrick JV are similar to the ongoing Loncor Congo Joint Venture with Barrick.  The New Barrick JV further consolidates the control of the Ngayu gold belt by Loncor and Barrick as partners.

In August 2020, the Company completed a non-brokered private placement of 10,000,000 common shares of the Company at a price of Cdn$0.50 per share for gross proceeds of Cdn$5,000,000.  A total of 3,390,000 of the shares issued under this financing were purchased by certain insiders of the Company.

In September 2020 press releases, Loncor reported that:

- its common shares are now quoted on the Frankfurt Stock Exchange under the trading symbol LO51;

- its subsidiary, Adumbi Holdco, had been restructured as per the requirements of the OHADA (Organization for the Harmonization of Business Law in Africa) Uniform Act relating to commercial companies.  OHADA Uniform Acts provide for a system of common business laws which have been adopted by seventeen West and Central African countries, including the DRC.  The restructuring has resulted in Loncor increasing its interest in Adumbi Holdco to 84.68%, minority shareholders holding 5.32% and the DRC 10%.  The DRC was allocated 10% in accordance with the requirements of the new DRC Mining Code enacted in 2018.  Also as a result of the restructuring, Adumbi Holdco will now operate as "Adumbi Mining S.A." rather than Adumbi Mining SARL;

- recent exploration results had outlined a number of significant, undrilled mineralised trends at the Imbo Project.  The focus of exploration by Loncor during 2020 was along trend in the southeast of the Imbo Project from the 2.5 million ounce (inferred mineral resources of 30.65 million tonnes grading 2.54 g/t Au) Adumbi, Kitenge and Manzako deposits previously delineated in the northwest of the 122 square kilometre Imbo Project area.

In October 2020, the Company announced that drilling had commenced at the Imbo Project, with the objective of the drilling program being to outline additional mineral resources to the current 2.5 million ounces (inferred mineral resources of 30.65 million tonnes grading 2.54 g/t Au) at the Adumbi, Kitenge and Manzako deposits.  The Company commented in its announcement that initial holes will target mineralized zones within the open pit shell, where closer spaced holes are required to outline additional resources, and that drilling will then focus on outlining additional resources below the pit shell where the gold mineralization remains open at depth over a strike length of over 600 metres.  If the Company achieves its objectives, the next step following the drilling program is a Preliminary Economic Assessment to illustrate the positive economic potential that the Company believes is contained within Adumbi and the neighbouring deposits and other targets within the Imbo Project.

In a November 11, 2020 press release, Loncor announced that it has entered into two new agreements with its joint venture partner, Barrick, which further strengthen the Loncor and Barrick joint venture relationship in the Ngayu gold belt in the northeast of the DRC.  The ground covered by these agreements includes a number of priority, exploration targets already outlined by Barrick.  Total acreage under the various Barrick/Loncor joint ventures in Ngayu now totals approximately 2,000 square kilometres.  In the first new agreement, three exploration properties in the Ngayu gold belt previously held by Barrick outside of its joint ventures with Loncor, have now been added to an existing Loncor/Barrick joint venture agreement.  These three Barrick properties are located northwest of Loncor's 100%-owned Makapela project.  In the second new agreement (the "New Isiro JV"), Loncor and Barrick have replaced the existing joint venture agreement between Barrick and Loncor relating to the Isiro properties in the Ngayu gold belt, to focus on the three most prospective Isiro properties.  These three Isiro properties include two of the drill targets identified by Barrick, Yambenda and Yasua, and which Barrick plans to drill as part of its ongoing drill campaign on priority targets in the Ngayu gold belt.  The terms of the New Isiro JV are substantially the same as the terms of the other joint venture agreements between Loncor and Barrick.

In a November 23, 2020 press release, the Company provided an update on Barrick's exploration activities under the Loncor/Barrick joint ventures.

In press releases issued in November and December 2020 and in January, February and March 2021, the Company announced drilling results from seven core holes of its ongoing 7,000 metre drilling program at its Adumbi deposit, where the Company is targeting a significant increase of resources, both within and below the open pit shell.

On February 12, 2021, the Company closed a non-brokered private placement financing involving the issue of 11,500,000 units of the Company (the "Units") at a price of Cdn$0.50 per Unit for gross proceeds of Cdn$5,750,000.  Each Unit consisted of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant") of the Company, with each Warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of Cdn$0.75 for a period of 12 months following the closing date of the issuance of the Units.  A total of 1,400,000 of the Units were purchased by certain insiders of the Company.  The Company intends to use the proceeds from this financing for continued exploration and development of the Company's Imbo Project (including finalizing the current drill program at the Adumbi gold deposit and, following this program, undertaking a Preliminary Economic Assessment of Adumbi and its neighbouring deposits) and for general corporate purposes.

On February 24, 2021, Loncor announced that recent soil geochemical results have outlined four significant, undrilled mineralised trends at its Imbo Project.  The focus of greenfields exploration by Loncor is at Imbo East, along trend to the southeast from the 2.5 million ounce Adumbi, Kitenge and Manzako deposits (inferred mineral resources of 30.65 million tonnes grading 2.54 g/t Au) previously delineated in the northwest of the 122 square kilometre project area.  Analytical results have now been received for all soil samples from the completed 5.4 kilometre by 2.3 kilometre grid.  Geological mapping, soil geochemical, rock chips and channel sampling of old colonial trenches and artisanal workings have outlined four significant mineralised trends - Esio Wapi, Museveni, Mungo Iko and Paradis - approximately 8 to 10 kilometres southeast of the Adumbi deposit.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at: http://www.sec.gov. The Company's Internet address is www.loncor.com.

B.  Business Overview

General

Loncor is a Canadian gold exploration company focussed on the Ngayu Greenstone Belt in the northeast of the Democratic Republic of the Congo (the "DRC").  The Loncor team has over two decades of experience of operating in the DRC.  Loncor's growing resource base in the Ngayu Belt currently comprises the Imbo and Makapela Projects.  At the Imbo Project, the Adumbi deposit and two neighbouring deposits hold an inferred mineral resource of 2.5 million ounces of gold (30.65 million tonnes grading 2.54 g/t Au), with 84.68% of this resource being attributable to Loncor via Loncor's 84.68% interest in the Imbo Project.  Loncor is currently carrying out a drilling program at the Adumbi deposit with the objective of outlining additional mineral resources.  The Makapela Project (which is 100%-owned by Loncor and is located approximately 50 kilometres from the Imbo Project) has an indicated mineral resource of 614,200 ounces of gold (2.20 million tonnes grading 8.66 g/t Au) and an inferred mineral resource of 549,600 ounces of gold (3.22 million tonnes grading 5.30 g/t Au).

Loncor also has several joint ventures with Barrick (TSX: "ABX"; NYSE: "GOLD") in the Ngayu Belt.  The joint venture areas are located approximately 220 kilometres southwest of the large Kibali gold mine, which is operated by Barrick.  As per the joint venture agreements entered between Loncor and Barrick, Barrick manages and funds exploration on approximately 2,000 km2 of Loncor ground in the Ngayu Belt until the completion of a pre-feasibility study on any gold discovery meeting the investment criteria of Barrick.  Subject to the DRC's free carried interest requirements, Barrick would earn 65% of any discovery with Loncor holding the balance of 35%.  Loncor will be required, from that point forward, to fund its pro-rata share in respect of the discovery in order to maintain its 35% interest or be diluted.  Loncor's Imbo and Makapela Projects do not form part of the joint ventures with Barrick.

In addition to the Ngayu properties, Loncor also has the North Kivu Project in the DRC, which is comprised of 46 exploration permits owned or controlled by Loncor, covering an area of approximately 13,000 square kilometres in North Kivu province located west of the city of Butembo.  All of the 46 North Kivu exploration permits are currently under force majeure due to the poor security situation in much of the North Kivu province.

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

The primary focus of the Loncor Foundation in 2012 was the construction of the Bole Bole medical clinic near Makapela.  Also in 2012, the Foundation initiated a program to partially fund the salaries of 12 teachers at the Yindi primary school which resulted in reduced tuition costs for parents and increased enrollment at the school.  During 2013, the Loncor Foundation also repaired bridges on the road between Yindi and Makapela and continued to fund teachers' salaries at the Yindi primary school and partially fund operations at the Bole Bole medical clinic.  The Foundation's work was suspended in 2014 having regard to the Company's financial situation and the need to conserve funds.  The Company intends to restart the activities of the Loncor Foundation in 2021.

Exploration Permits and Exploitation Permits under DRC Mining Law

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

LONCOR RESOURCES INC. (Canada)
Loncor Kilo Inc. (Canada) (100%)
Loncor Resources Congo SARL (DRC) (100%)
Adumbi Mining S.A. (DRC) (84.68%)
Kilo Isiro Atlantic Ltd (BVI) (100%)
Devon Resources SARL (DRC) (100%)
Navarro Resources SARL (DRC) (100%)
Isiro (Jersey) Limited (Jersey) (49%)
KGL Isiro SARL (DRC) (100%)

D.  Property, Plants and Equipment

The Company does not have any material tangible fixed assets.

Loncor's Mineral Properties

Loncor is a Canadian gold exploration company focussed on the Ngayu Greenstone Belt in the DRC.  The information in this Form 20-F relating to Loncor's mineral properties is as of December 31, 2020 unless otherwise specified.

Imbo Project

NI 43-101 Technical Report

An independent NI 43-101 technical report on the Imbo Project was prepared for Loncor by Minecon Resources and Services Limited ("Minecon").  This report (the "Imbo Technical Report"), a copy of which can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov, is dated April 17, 2020 and entitled "Independent National Instrument 43-101 Technical Report on the Imbo Project, Ituri Province, Democratic Republic of the Congo".  Certain of the following disclosure is derived from the Imbo Technical Report.

Property Description and Location

Location

The 122 square kilometre Imbo Project is located within the Mambasa Territory in the Ituri Province in the northeastern region of the DRC, 325 kilometres northeast of the main cities of Kisangani and 225 kilometres northwest of Beni (see Figure 4-1).  The Imbo Project area is found within Imbo exploitation permit PE 9691 (the "Imbo Permit"), which is valid until February 2039.  Bunia is the provincial capital of Ituri Province and is situated approximately 260 kilometres east by air from the Imbo Project.  The village of Nia-Nia is approximately half-way by road between Beni and Kisangani and situated approximately 45 kilometres south of the Adumbi base camp.  See Figures 4-2 and 4-3.

Property Ownership

Loncor holds 84.68% of the shares of the DRC company, Adumbi Mining S.A. ("Adumbi Holdco"), which owns the Imbo Permit.  The minority shareholders holding the other 15.32% of the shares of Adumbi Holdco include the DRC government, which holds a 10% free carried interest.

Imbo Exploitation Permit

The Imbo Permit covers a total area of 122 km2 (12,234 hectares).  The deposits and prospects on the Imbo Permit, from northwest to southeast as noted in Figure 4-4, include:

  Adumbi deposit, including Canal
  Bagbaie (previously known as Adumbi North) prospect
  Adumbi West prospect
  Amuango prospect
  Monde Arabe prospect

  Vatican prospect
  Kitenge deposit, including Senegal
  Manzako deposit, including Lion
  Imbo East (previously termed Maiepunji) prospect.

The Adumbi deposit is currently the most explored deposit within the Imbo Permit.  The Kitenge deposit is located approximately four kilometres southeast from Adumbi.  The Senegal prospect has been incorporated into the Kitenge deposit as it is the probable fault-offset northwest continuation along strike of Kitenge.  Manzako is located 1.5 kilometres northeast of Kitenge.  The previously named Lion prospect is now considered to be the southeastern portion of Manzako which incorporates a series of sub-parallel shear structures.  The Monde Arabe and Vatican prospects are located east of Adumbi.  Amuango is situated west of Adumbi and the Imbo East prospect is located approximately five kilometres southeast of Manzako.

Environmental Liabilities and Permitting

DRC law imposes on an exploitation permit holder environmental obligations which must be performed during the exploitation of the mine.  Pursuant to its decision dated April 2, 2013, the DRC Directorate of Environment has approved the Environmental Impact Study (EIS) and Environmental Management Plan of the Project (EMPP).  Furthermore, the Mitigation and Rehabilitation Plan (MRP) was approved on April 2, 2013.  The Company is not aware of any existing environmental liabilities in respect of the Imbo Project.  Loncor has all required licences and permits to conduct the proposed work on the Imbo Project.

Surface Usage/Land Lease

DRC mining law provides that an exploitation permit entitles its holder to the exclusive right to carry out, within the perimeter over which it has been granted, and during its term of validity, exploration, development, construction and exploitation works in connection with the mineral substances for which the permit has been granted, and associated substances if the holder has applied for an extension.  DRC mining law also provides that the holder or lessee must compensate for the damages caused by the works it carries out in connection with its mining activities, even if they are authorized.  In order to maintain the validity of the permit, the holder must pay the annual surface fees for each subsequent year before the end of the first quarter of the calendar year.

According to DRC law there is no export duty on marketable products, but a 30% corporate tax rate is applied on corporate profits.

Royalties

Under an agreement signed in April 2010 with the minority partners of Adumbi Holdco, a subsidiary of Loncor (which holds Loncor's interest in Adumbi Holdco) agreed to finance all activities of Adumbi Holdco, until the filing of a bankable feasibility study, by way of loans which bear interest at a rate of 5% per annum.  Within thirty days of the receipt of a bankable feasibility study, the minority partners may collectively elect to exchange their equity participation for either a 2% net smelter royalty or a 1% net smelter royalty plus an amount equal to €2 per ounce of proven mineral reserves.

The DRC Mining Code imposes a royalty tax on the sale of minerals payable to the State, at a rate of 3.5% for precious metals.

N
MEDITERRANEAN SEA
RED SEA
TROPIC OF CANCER
MOROCCO
ALGERIA
TUNISIA
LIBYA
EGYPT
MAURITANIA
MALI
NIGER
CHAD
SUDAN
ERITREA
DJIBOUTI
SENEGAL
GAMBIA
GUINEA BISSAU
GUINEA
SIERRA LEONE
LIBERIA
IVORY COAST
BURKINA FASO
GHANA
TOGO
BENIN
NIGERIA
CENTRAL AFRICAN REPUBLIC
ETHIOPIA
SOMALIA
CAMEROON
Imbo Project
Wamba
UGANDA
KENYA
EQUATOR
EQUATORIAL GUINEA
GABON
CONGO
Goma
Bukavu
Kalima
Twangiza
Kamituga
RWANDA
BURUNDI
ATLANTIC OCEAN
Kinshasha
Matadi
TANZANIA
DEMOCRATIC REPUBLIC OF CONGO
LUGUSHWA
ANGOLA
MALAWI
INDIAN OCEAN
Fig 2
ZAMBIA
ZIMBABWE
MOZAMBIQUE
TROPIC OF CAPRICORN
BOTSWANA
NAMIBIA
SWAZILAND
SOUTH AFRICA
LESOTHO

0 500 1000 1500

Kilometres

Loncor Resources Inc.

LOCALITY MAP OF THE IMBO PERMIT IN AFRICA

IMBO PROJECT | **JUNE 2020**

Figure 4-1

CENTRAL AFRICAN REPUBLIC
SUDAN
CAMEROON
CONGO
GABON
UGANDA
TANZANIA
ANGOLA
ZAMBIA
ATLANTIC OCEAN
Bangui
Bondo
Gemena
Lisala
Bumba
Congo River
Mungbere
Wamba
Tele
Nia Nia
Bunia
Bafwasende
Kisangani
Beni
Kasese
Lubero
Mbandaka
Lake Tumba
Francevill
Goma
Kigali
Lake Kivu
Lake Mai-Ndombe
Bukavu
Shabunda
Bandundu
Kasai River
Kindu
Lodja
Kalole
Bujumbura
Brazaville
Kinshasa
Ibero
Lubefu
Kikwit
Lubao
Ujiji
Matadi
Kananga
Kabinda
Kabalo
Kalemie
Quimbele
Tshikapa
Lake Tanganyika
Lucapa
Kamina
Lake Mweru
Kolwezi
Likasi
Lubumbashi
Lake Bangweulu
0 250 500
Kilometres

Loncor Resources Inc.

LOCATION OF IMBO PERMIT WITHIN THE DRC

IMBO PROJECT | JUNE 2020

Figure 4 - 2

300000 mN
500000 mE
650000 mE
N
Pawa
Mabodo
Badudu
Angat
Sondo
Wamba
Bafwabaka
Makapela
Malabwana
Batsumoni
Bavombo
Baita
Imbo
Bafwasengi
Azapamba
Bomili
Bafwaasia
Yindi
Bafwakpe
Nia-Nia
Adusa
Epini
150000 mN
Bafwabili
Bafwamabusu
Bafwapoka
Bafwatebu
Balika
Bafwatongono
Bafwasende
Bigbulu
0 12.5 25 50
kilometres

LEGEND

- Towns
- Rivers
- Roads
- Reserve de faune Okapi
- Loncor – 100%
- Loncor / Barrick JV Boundary
- Loncor 84.68% - Imbo (Adumbi)

Loncor Resources Inc.

LOCALITY MAP OF THE IMBO EXPLOITATION PERMIT

IMBO PROJECT

Figure 4 - 3

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Accessibility

The Imbo Project is located within the Mambasa Territory in the Ituri Province of the DRC.  Bunia is the provincial capital of Ituri Province and is situated approximately 260 kilometres east by air from the Imbo Project.  Located approximately 225 kilometres by air southeast of the property, Beni is the nearest major population centre to the Imbo Project and has a population of approximately 230,000.  The Company maintains an administrative office in Beni.  The town is a United Nations MONUC base and has a lateritic airstrip with scheduled internal flights to other towns such as Goma, Bunia, Isiro, Kisangani and Kinshasa.  The Isiro airstrip is approximately 200 kilometres by lateritic road to the Imbo Project.  From Beni, the Imbo Project is accessible via 322 kilometres of lateritic road to Nia-Nia, then to Village 47 (47 kilometres north of Nia-Nia) and then seven kilometres via lateritic roads to the Adumbi Base Camp.  On the property, access is via trails using Mine Mule utility and four-wheel drive vehicles in addition to motorcycles.  Away from areas of habitation and artisanal activity, access is on foot through the dense forest growth.

The nearest international airport is located at Entebbe in western Uganda and linked by 440 kilometres of paved road to the Kasindi Uganda-DRC border followed by 80 kilometres of unpaved lateritic roads to Beni.  Entebbe has international scheduled flights to South Africa, Europe and Asia and is also linked to other African countries as well as the in-country towns of Kinshasa and Lubumbashi via Nairobi (Kenya).  Ethiopian airlines have direct flights between Addis-Ababa and Goma.  In addition, Entebbe is linked to the DRC border points of Arua, Mahagi and Kasindi by paved highway from the deep seaport of Mombasa (Kenya).  Due to security issues and the poorly maintained roads in the DRC, the preferred road from Kampala to access the property is via Arua/Aru - Doko (Kibali Mine) - Faradje - Dungu and Isiro.  Rail links between Mombasa and Kasese (Uganda) are being upgraded to standard gauge.

At Nia-Nia, 52 kilometres southwest of the Imbo Project, there is a 1,200 metre long grass-covered, laterite base airstrip which can accommodate propeller driven, charter aircraft including medium sized cargo planes.  The large operating gold mine of Kibali is located approximately 220 kilometres by air northeast of the Imbo Project.

Climate

The climate is typically tropical and is characterised by a long, wet season and short dry season of up to three months from mid-December to mid-March.  The average annual rainfall is approximately 2,000 mm to 2,500 mm, with the highest rainfall generally occurring in October.  Even in the driest months, rainfall totals more than 50 mm.  Temperatures are also uniformly high throughout the year, and there is little diurnal variability, varying between 19°C and 23°C, with daily lows and highs of 16°C and 33°C respectively.  Humidity is high throughout the year (75%-99%).

The climate facilitates exploration and mining activities all year round although exploration is more challenging during the wettest months as roads can deteriorate and sometimes poorly maintained while pits are rapidly filled by water and field mapping is more difficult.  Torrential downpours of rain are experienced, however, they are not generally long lasting.  The prevailing wind direction is from the southeast, with the maximum wind velocity and average daily wind velocities being relatively low, approximately 12 m/s and 0.5 m/s respectively.  Notwithstanding, the area can be hit with severe storms. Climatic conditions have generally not affected exploration activities.

Local Resources

The land around the Imbo Project is mainly equatorial rain forest, with very tall trees and grass.  A few small villages exist around the project area.  Some wild animals exist in and around the project area, but most have been hunted out by the local population.  Natural water sources are abundant.  Groundwater potential has not been investigated.  The closest hydro-electric power station is situated near Kisangani together with hydro-electric stations supplying power to Barrick/AngloGold Ashanti's Kibali mine.  The towns of Isiro and Beni are potential sources of skilled manpower but there is sufficient local unskilled manpower in the surroundings of Adumbi.

Regional migration from the colonial period has resulted in an amalgam of people from different ethnic Bantu groups along with indigenous populations of pygmies residing in areas immediately adjacent to and along key transit routes to the Imbo Project.

Within the immediate area of the property, there are several small villages that generally consist of less than 300 residents.  The estimated total population within 10 kilometres of the surrounding area is approximately 8,500 who rely on subsistence farming, organized artisanal mining, and harvesting of wood.  These villages are accessed by motorcycle, bicycle and on foot via unmaintained roads and trails.  The nearest community to the Adumbi Base Camp is Adumbi Village.  In general, the Project enjoys the support of local communities.

Exploration supplies are generally sourced within the country or further afield in Uganda, Kenya, Tanzania or South Africa.  Wherever possible, food and consumables are locally sourced.  Manpower at the Adumbi Base Camp is sourced from the local area.  Technical manpower consists of senior staff expatriates in addition to Congolese staff.  Security is maintained by a private security agency as well as contracted posted DRC police officers.

There is a significant local labour pool available for training and recruitment for any envisioned mining operation.  The local area would not be capable of supplying sufficient materials other than timber to support any potential mine-site infrastructure.  Although some main roads dissect the area, upgraded and additional access roads including bridges will be required for any potential large-scale mining operations.

There is no electrical distribution system within the local area and diesel generators and solar power are relied upon.  There are potential locations for hydroelectric development located within the Imbo Project area, but these sites have not been investigated.

Infrastructure

At the time of Minecon's site visit in February 2020 infrastructure at the Adumbi Base Camp included the following:

  A fenced and gated compound patrolled by security that covers an area of approximately 8.5 ha.
  A helicopter landing pad and privately operated weather station.
  A brick constructed administrative office building.
  A wood constructed first aid post.
  A brick constructed kitchen and mess hall.
  A brick constructed washroom and shower facility.
  Private brick-constructed accommodations for five persons.
  Private tented bedroom accommodations on concrete pads.
  An outdoor recreational area with barbeque and satellite television.
  Security office and camp support staff accommodation.
  Gated and fenced core processing area consisting of:
    Brick constructed exploration office.
    Outdoor roofed open core logging areas.
    Outdoor roofed open core sawing area.
    Container storage for pulps and duplicates.
    Core storage racks.
  Gated and fenced sample preparation facility.
  Brick constructed office and storerooms for drillers.

The power supply at the site is provided by diesel generators with solar power also used for lighting.  Water is taken from a natural spring located just outside the camp boundary.  For any future development activities, it will be necessary to build all-weather access roads and bridges as well as infrastructure for sufficient power and water supplies.  Imbo Project surface rights allow sufficient areas for potential processing plant sites, tailings storage areas and waste disposal areas.

Physiography

The Imbo Project is located in the Ituri tropical rainforest within the upper reaches of Congo River basin.  The project area topographically consists of an undulating terrain that varies from approximately 600 metres above sea level to approximately 800 metres above sea level.  Most of the landscape is covered with dense evergreen forests with a closed canopy; however, the hills tend to have relatively steep slopes and the valley floors within the areas of the linear hills are relatively narrow.  In most places, the overburden (in general less than one metre to approximately 50 metres in thickness) is oxidized sandy clay or sandy clay loam, ranging in colour from reddish brown through ochre to yellowish brown.  The soils are acidic and the layer of humus is thin.

The property is drained by numerous creeks and streams.  Almost all the landscape belongs to the Congo Basin and is covered with a dense network of permanent watercourses which flow into the Upper Ituri and its main tributaries: the Epulu, Nepoko, Nduye, Lenda, Ebiena, and Ngayu rivers.

The Adumbi deposit is well situated for potential mining development as it is located on a topographical high amenable to low strip ratios for initial mining access.  The Kitenge and Manzako deposits are located in areas of less relief.

History

Kilo Goldmines contracted the Royal Museum for Central Africa (RMCA) in December 2006 to carry out a compilation of the RMCA archives on gold in the region of the Adumbi Project in the DRC.  The exploration and historical gold production on the Imbo Project area outlined below is based on the 2007 RMCA compiled report (RMCA, 2007) and summarised below.  Most of the data available to RMCA was prior to the 1960 independence of the DRC.

Exploration History

Belgian prospectors were the first to discover gold on the Imbo Project in the early 1900s with gold production focusing on alluvial deposits until the late 1930s.  Primary gold mineralization was later discovered in the bedrock of the alluvial zones and was exploited in shallow pits and trenches.  This was later followed by mining from deep trenches and underground galleries.  From the mid-1970s to mid-1980s, the French Geological Survey (BRGM) undertook geological investigation of the Imbo Project area.  Artisanal miners in organized groups in recent years have been exploiting alluvial and eluvial deposits, as well as oxidized mineralization from deep trenches (up to 10 metres), and the underground sill drifts and pillars at Adumbi.

Highlights of the reported historical exploration include:

  1925: Société Internationale Forestière et Minière du Congo (FRM) completed the evaluation of interesting sites and Société Minière de la Tele (SMT), a subsidiary of FRM, was granted the rights for exploitation.  It is reported that during the Belgian exploitation, no geological maps were produced, and the operators mainly looked for mineralization in quartz veins.  Shallow exploration shafts or pits were systematically sited along the veins to facilitate delineation of the mineralization.
  1948: Manzako surface trenches and underground exploration discovered mineralized veins.
  1940 to 1950: SMT conducted extensive surface and underground exploration in the Adumbi Hill area.
  1973 to 1975: BRGM's Northern Zaire Project studied the geology of the area in detail.  In 1975, BRGM conducted stream sediment and alluvial prospecting and produced a summary report.  Arsenic anomalies were found to surround the historical mined areas, especially around Kitenge.  BRGM noted that the quartz veins were irregular, erratically distributed, and returned low grades mineralization.

  1980 to 1981: BRGM mapped and sampled the Adumbi and Bagbaie deposits on surface and in the historical underground openings.  BRGM also drilled three holes at Adumbi and confirmed that (i) mineralization extended at depth below water table, (ii) other mineralized zones, parallel to the main one also existed, and (iii) gold at depth was associated with sulphides.
  1984:  BRGM completed an assessment of the mineral potential at Adumbi.
  1988: Bugeco International (Bugeco) produced a report on the property entitled "Gold Potential in the Ngayu Mining District Haut Zaire: the Adumbi and Yindi Old Mines".
  1989: BHP Utah Minerals International carried out a property review of Kitenge and Adumbi.
  1990:  Genmin of South Africa carried out a property review of Kitenge and Adumbi.

Development and Production History

The first gold discoveries by Belgian prospectors on the Imbo Project occurred in the early 1900s and early gold production was focused on alluvial deposits until the late 1930s.  Gold was discovered in the bedrock of the alluvial zones and these eluvial deposits were exploited in shallow pits and trenches.  Primary gold deposits were later mined in deep trenches and underground galleries.

From the 1920s to the late 1950s, mining rights for the mineral concessions in the Imbo Project area were held by the Société Internationale Forestière et Minière du Congo (FORMINIERE or FRM).  The colonial state was co-owner with a 50% stake in FRM, with the remainder held by American interests.  Following political independence in 1960, ownership changed hands multiple times.  The French Geological Survey (BRGM) investigated the Imbo Project area from approximately the mid-1970s to the mid-1980s.  Kilo Goldmines Inc. ("Kilo"), via its agreement with Somituri SPRL, was granted the exploration licences for the project area in February 2009 and in September 2019, Loncor acquired Kilo.

Commercial alluvial gold production on the Imbo Project was undertaken from 1927 to 1951 on the Amuango River.  The Amuango River covers the drainage basin from the west side of Adumbi to the area of Bagbaie, located north of Adumbi.  Eluvial gold was also exploited over Adumbi Hill and Kilo believed that this was also considered part of Amuango.  The alluvial M'Boro - Adumbi and Amuango exploitations were made in the hydrographical system on the slopes of a ridge of which Adumbi Hill is the summit.  A total of 83,000 ounces (2.581 tonnes) of gold were exploited during the period.

From 1938 to 1955, surface and underground mining was also carried out on the Kitenge-Maiepunji and Adumbi mines.  When underground mining began in 1943, a processed facility was built, "Usine de Kitenge", and commissioned in 1944.  By the early 1950s production declined rapidly at Kitenge - Maiepunji due to the lack of defined mineral reserves and by 1955 production declined at Adumbi mine due to metallurgical challenges, the depth of the mine coupled with lack of energy for milling operations, a function of exorbitant processing costs, and poor recovery in the amalgamation mills.  It is reported that a total of 86,400 ounces (2.688 tonnes) of gold was exploited from the Kitenge-Maiepunji mines between 1938 to 1955.  As well, 177,500 ounces (5.520 tonnes) of gold was exploited from the surface and underground working of the Adumbi mine between 1952 and closure in 1959.

Recent exploitation has all been carried out by artisanal mining operations which have mined and recovered gold from most of the easily accessible and processable gold.

2013 Mineral Resource Estimates

In April 2012, The Mineral Corporation was commissioned by Kilo Goldmines to undertake a resource estimate on the Adumbi deposit.  The Mineral Corporation completed an independent NI 43-101 technical report in February 2013.  At a cut-off grade of 0.5 g/t Au, The Mineral Corporation outlined an inferred mineral resource of 1.87 million ounces (35.66 million tonnes grading 1.63 g/t Au), as set out the following table.

Adumbi Inferred Mineral Resource Estimate Undertaken by The Mineral Corporation (February 8, 2013)

Material Type	Tonnes	Grade (g/t Au)	Contained Au (million oz)
Oxide	12,310,549	1.61	0.64
Transition	4,763,163	1.66	0.25
Sulphide	18,581,569	1.63	0.98
Total	35,655,280	1.63	1.87

In February 2014, independent consultants Roscoe Postle Associates Inc. ("RPA") completed an independent NI 43-101 technical report on the Imbo Project and estimated 1.675 million ounces (20.78 million tonnes grading 2.5 g/t Au) of inferred mineral resources on the three separate deposits of Adumbi, Kitenge and Manzako (see table below)

RPA Mineral Resource Estimate of Adumbi, Kitenge and Manzoka Deposits

(effective date: December 31, 2013)

Deposit	Tonnes	Gold Grade	Contained Gold
	(million)	(g/t Au)	(x10[3] oz)
Adumbi	19.11	2.20	1,362
Kitenge	0.91	6.60	191
Manzako	0.77	5.00	122
Total	20.78	2.50	1,675

Notes:
1. CIM definitions were followed for mineral resources.

2. Mineral resources were estimated at a cut-off grade of 0.90 g/t Au for Adumbi, constrained by a Whittle pit shell with a processing and G&A cost of US$30/t.  A cut-off grade of 2.70 g/t Au was used for Kitenge and Manzako based on potential underground mining scenarios.

3. Mineral resources were estimated using a long-term gold price of US$1,200 per ounce.

4. A minimum mining width of two metres horizontal was used.

5. A maximum of four metres internal waste was used.

6. Adumbi bulk densities of 1.8 for oxide, 2.2 for transition and 3.0 for sulphide materials were used.

7. Kitenge and Manzako bulk densities of 1.7 for oxide, 2.2 for transition and 2.7 for sulphide materials were used.

8. High gold assays were capped to 18 g/t Au for Adumbi, 50 g/t Au for Kitenge and 50 g/t Au for Manzako, prior to compositing at two metre intervals

Geology and Mineralisation

The Imbo Project is located in the east of the Ngayu Archean greenstone belt.  Gold occurrences at the Imbo Project are hosted within the Upper Kibalian Formation which consists of chemical metasedimentary units including banded iron formation (BIF), clastic metasedimentary rocks (assigned the field name of "greywacke"), black shales and mafic volcanic flows.  Adumbi, Kitenge and Manzako are currently the three deposits within the Imbo Project with mineral resources.  Mineralization within the Ngayu belt is similar to the Geita and Moto greenstone belts of Tanzania and DRC, respectively, with gold spatially related to banded ironstones (BIF).  The Ngayu greenstone belt is three to four times the size of the Geita belt.

Based on examined drill holes, the rocks at Adumbi mainly comprise a subvertical sequence of metamorphosed clastic sediments (pelites, siltstones and greywacke) interbedded with units of BIF of varying width.  The grade of metamorphism is lower greenschist facies, and the clastic units are petrographically classified as schists.

Re-logging of core at the Adumbi deposit indicates five distinct geological domains with the BIF unit package attaining a thickness of up to 130 metres in the central part of the deposit.  From northeast to southwest these are:

  Hanging wall schists: dominantly quartz carbonate schist, with interbedded carbonaceous schist.
  Upper BIF Sequence: an interbedded sequence of BIF and chlorite schist, 45 to 130 metres in thickness.
  Carbonaceous Marker: a distinctive three to 17-metre-thick unit of black carbonaceous schist with pale argillaceous bands.
  Lower BIF Sequence: BIF interbedded with quartz carbonate, carbonaceous and/or chlorite schist in a zone four to 30 metres in thickness.
  Footwall Schists: similar to the hanging wall schist sequence.

There is a higher-grade zone of gold mineralization termed the Replaced Rock Zone ("RP Zone") associated with alteration and structural deformation that has destroyed the primary host lithological fabric.  The RP Zone occurs in the lower part of the Upper BIF package and in the Lower BIF package, and transgresses the Carbonaceous Marker, located between the Upper and Lower BIF packages, both along strike and down dip.

Gold mineralization at Adumbi is generally associated with quartz and quartz-carbonate pyrite ± pyrrhotite ± arsenopyrite veins in a BIF package of rocks.  In the central part of the Adumbi deposit, three main zones of gold mineralization are present:

  within the Lower BIF Sequence.
  in the lower part of the Upper BIF Sequence. Zones 1 and 2 are separated by the Carbonaceous Marker, which is essentially unmineralized; and
  a weaker zone in the upper part of the Upper BIF Sequence.

Gold mineralisation within the Adumbi deposit is related to the northwest trending shear zones, which dip steeply towards the northeast and which, in some parts of the area, seem to utilize the competency contrast between two lithologies, namely the BIF-chert and the tuffaceous-greywacke metasedimentary lithologies.  This mineralization occurs over a strike length of two kilometres in a zone approximately 100 metres wide and to a depth of approximately 400 metres.  The continuity of mineralisation appears to be oriented vertically close to the wall rocks of the BIF.  The strike orientation of the BIF is northwest-southeast, which is parallel to the trend of the Upper Kibalian rocks.  The BIF is interpreted to have a steep, near-vertical dip.  A series of north-northwest striking faults appear to dislocate the BIF, and it is interpreted that these faults have a strike-slip component, resulting in an apparent thickening of the BIF in the central part of Adumbi deposit.

Based on studies including age dating undertaken in 2017 by Barrick (which has joint ventures with Loncor in the Ngayu belt), a major structural, mineralized fracture zone separates an older volcano-sedimentary domain in the northern part of the Ngayu belt from a younger, predominantly sedimentary basin in the south.  At the Kibali mine where Barrick is the operator, a similar geological setting has been determined with the gold deposits spatially related to a major structural break between an older volcano-sedimentary domain and a younger predominantly sedimentary basin.

At Ngayu, the major structural fracture trends east-northeast through the Imva area where a number of targets under the Loncor-Barrick joint ventures are located, and then trends southeast through the Imbo Project area where the Adumbi, Kitenge and Manzako deposits are located, and then across the Imbo river to the Imbo East prospect.  In total, this major structural break extends for 16 kilometres within the Imbo Project.

Deposit Types

Gold deposits within the Imbo Project are associated with the globally important Neo-Archean orogenic gold deposits, examples of which are found in most Neo-Archean cratons around the world.  Gold mineralisation is associated with epigenetic mesothermal style of mineralization.  This style of mineralization is typical of gold deposits in Neo-Archean greenstone terranes and is generally associated with regionally metamorphosed rocks that have experienced a long history of thermal and deformational events.  These deposits are invariably structurally controlled.  Mineralisation in this environment is commonly the fracture and vein type in brittle fracture to ductile dislocation zones.  At the Adumbi deposit, the gold mineralisation is generally associated with quartz and quartz-carbonate-pyrite ± pyrrhotite ± arsenopyrite veins in a BIF horizon.  Examples of similar type gold deposits to Adumbi include Geita in Tanzania, Kibali in northeastern DRC, Tasiast in Mauritania, Homestake (U.S.A.), Lupin (Canada) and Moro Velho in Brazil.

Exploration

Summary of Pre-2014 Exploration

Kilo Goldmines' main objectives for conducting exploration on the Imbo Project were to:

  enhance understanding of the extent and style of mineralization in order to successfully diamond drill leading to mineral resource estimates for Adumbi, Manzako, and Kitenge; and
  optimize deposit models and exploration strategies to be applied in delineating other potential deposits within the Imbo Project.

Initial exploration in the Imbo Project in 2010 concentrated on the Adumbi deposit.  The exploration techniques employed included soil sampling, geological mapping and sampling of existing adits, trenching, and diamond drilling.  Localities of historical and active artisanal mining operations provided guidance for the initial exploration activities.

(A) Soil Sampling:  A total of 9,246 soil samples (including QA/QC samples) were collected over an area of 63 km² from 2010 through 2013 covering the Kitenge, Manzako, Canal, Vatican, Monde Arabe, and Adumbi deposits and prospects.  Sample spacing over the Manzako deposit was 20 metres x 80 metres and elsewhere, 320 metres x 20 metres with some infills at 160 metres x 20 metres.  All soil samples were collected at a vertical depth of one metre.

Analytical Solutions Ltd. (ASL) compiled a report on the soil geochemistry of the Imbo Project in October 2013 and concluded as follows:

  Multi-element data mirrors the lithological interpretation based on the airborne magnetic and radiometric survey.

  There is limited mechanical or chemical dispersion of the medium sampled.
  Six gold anomalous areas were delineated underlain by metavolcanic rocks and void of historical or artisanal exploitation.
  Two gold anomalous areas were delineated underlain by metasedimentary rocks (and possibly some iron formation rocks) that warrant follow-up exploration.
  Elements usually considered "immobile" are reasonably well digested by aqua regia in deeply weathered soils allowing reliable lithological interpretation.

(B) Geological Mapping:  Geological mapping in 2010 was focused on areas of historical gold exploitation and active artisanal mining activities.  Approximately 8.4 km² covering Adumbi, Kitenge, Manzako, Adumbi North and the Vatican prospects was mapped.  Lithological contacts and shear zones within the metasediments at Adumbi as well as exposure of weathered or oxidized BIF and chert units on the top of Adumbi Hill were mapped.  There was limited outcrop at Kitenge, nonetheless. multiple quartz veins within the Kitenge shear zone was mapped.  Mapping at Manzako identified a northwest-southeast trending shear zone (over 2 kilometres strike length) hosting a number of existing adits and narrow open pits trending parallel to the strike direction of the shear zone.  Mapping at Bagbaie, Vatican and Monde Arabe identified northwest-southeast trending quartz vein hosted shear zone with artisanal workings.

(C) Trenching: Trenching was undertaken in order to evaluate near-surface gold mineralization and to provide lithological information to determine the strike extent of mineralization and gold bearing host rocks.  In all, 44 trenches totalling 4,753 metres were excavated over the Adumbi, Kitenge and Manzako deposits from 2010 through 2012.  This comprised 23 trenches for 2,745 metres at Adumbi, 6 trenches for 878 metres at Kitenge and 15 trenches for 1,130 metres at Manzako.

(D) Underground Exploration: Accessible adits and underground workings were geologically mapped and sampled at Adumbi, however, those at Kitenge and Manzako were not readily accessible.  In 2010, Kilo geologists sampled four historical adits at Adumbi totalling 609 metres and generated 549 horizontal channel samples (including QA/QC samples).  In 2012, a Kilo contract geologist mapped and sampled an additional three adits and two cross-cuts at Adumbi.  He also mapped the four adits sampled in 2010 and other mine workings where accessible.  In all, a total of 907 metres were sampled to generate 843 channel samples.  None of the other historical underground mine workings on the Imbo Project were geologically mapped or sampled by Kilo.

(E) Airborne Geophysical Survey: Kilo contracted New Resolution Geophysics (NRG) from South Africa to complete a high resolution, helicopter mounted, XPlorer magnetic and radiometric survey for the Imbo Project.  The survey was flown from April 12 to 15, 2012, over 1,416 kilometres at a line spacing of 100 metres by 1,000 metres orientated at 040º - 220º.

The magnetic survey delineated a number of linear anomalies characterized by demagnetization.  In addition, a BIF was delineated over a strike length of two kilometres from the demarcated northwestern limit of the Adumbi-Canal gold deposit.  The total field and radiometric data were utilized by Kilo in the compilation of the structural and lithological interpretation for the Imbo Project.

Post 2014 Exploration

Following the inferred mineral resource of 1.675 million ounces of gold outlined in February 2014 by independent consultants Roscoe Postle Associates Inc. ("RPA") on three separate deposits, Adumbi, Kitenge and Manzako, RPA made a number of recommendations on Adumbi, which were subsequently undertaken.  The following sub-sections outline the work carried out.

(a) Soil Sampling

In 2017, a soil sampling program (area of 1.5 x 5 kilometres, on a 40 x 160 metre grid) was planned east of the Imbo River with the objective of further investigating BLEG and rock chip anomalies identified in 2015.  This however was not carried out as planned.  In April 2020, soil sampling by Loncor commenced in the Imbo East prospect and is continuing.

(b) Regional BLEG Survey

A BLEG (Bulk Leach Extractable Gold) survey was carried out over the Imbo Project between March and June 2015.  BLEG sampling is a regional geochemical technique involving the analysis of stream sediments with the objective of defining areas of gold anomalism for more detailed follow-up.  It has the advantage of reliably assessing large tracts of ground relatively quickly and cost-effectively.  The main objective of the program by Kilo was to assess the parts of the Imbo Project not covered by grid mapping and soil geochemistry, in particular the area to the east of the Imbo River where no ground work has been carried out.  However, in order to compare results in these areas with zones of known mineralization, the whole of the licence area was covered.  The survey was conducted in two stages, Phases 1 and 2 covering the areas to the west and east of the Imbo River respectively.

(c) Geological Mapping

Mapping and channel sampling of workings in the Adumbi, Adumbi West and Adumbi Hill areas was undertaken in 2014 and 2015.  Mapping in the area to the west of the Adumbi Hill exposed several abandoned and active workings including, trenches, artisanal pits, adits and some outcrops found along cross lines.  These features are concentrated around the Mabele Mokonzi area located to the eastern part of Mambo Bado artisanal camps, the western part of Adumbi Hill, Kananga located to the northeast of the grid, and a small part of the Adumbi Hill.  A large riverine swamp being drained by the Adumbi River is the locus of moderate alluvial activity by artisanal miners.  Three zones of BIF were inferred based on rare outcrop and float, and occur within a sequence of quartz carbonate, carbonaceous and chlorite schists.  Quartz veins up to 45 centimeters wide occur within the schist and are being exploited by artisanal miners.  In the vicinity of these veins, the host rocks contain weak to moderate foliation parallel quartz veinlets, patches of limonite, and may also display disseminated crystals of pyrite and boxworks.  Rock chip sampling was also carried out in tandem with the geological mapping exercise.  A total of 267 samples were collected for assay.

(d) Trenching

Re-excavation of an 850 metre-long colonial trench was commenced in August 2014 aimed at exposing lithologies for lithostructural mapping purposes.  Selective sampling was also carried out in places where significant alteration was observed.  Trenching was however suspended in September 2014 due to continued sidewall collapse and repeated cleaning and clearing efforts required after heavy rainfalls.  A total 301 metres was cleaned/reopened, and 74 samples collected.  Sampling was not carried out where no significant alteration was observed, or where the trench was deemed unsafe.  The main lithologies observed are quartz carbonate schist and chlorite schist, totally oxidized with weak foliation parallel veins of quartz ranging from 0.5 to 25 cm wide.  The BIF unit targeted was not intersected, and no major altered or sheared zones were encountered prior to suspending the program.  The foliation and quartz veins have an average strike of 310° and dip mostly at about 70° to the NE.

(e) Pitting

A total of 52 pits on selected IP lines at 80 metre intervals were dug in the Adumbi West, Adumbi South, Vatican and Senegal areas.  The pits were designed to assist the interpretation of responses from underlying soil geochemistry and IP signatures, and to further the understanding of regolith patterns and distribution in these areas, and the wider Imbo Project.  All pits were vertically channeled, with the different regolith horizons and saprolite sampled separately.

The pitting program demonstrated the complexity of the regolith in the Adumbi area and supports the conclusion from radiometric and ICP data that a large proportion of the area is overlain by transported soil.  The pit logging showed that most of the previous soil samples would have been taken within the transported horizon, despite being sampled at a depth of one metre.  Although the program suggested some of the transported material may be proximal, this was not always the case.  The possibility therefore exists that the soil results are locally (a) giving false anomalies, or (b) not detecting underlying mineralization.

(f) Topography Survey

All the Adumbi drill hole collars, trenches and accessible adits and adit portals were accurately surveyed and the data appropriately georeferenced.  In addition, all accessible underground excavations and workings were accurately surveyed.  Survey work commenced in late July 2014.  Co-ordinates were based on the existing reference control points, which were corrected and re-fixed by a consulting surveyor from Map Africa, RSA.

(g) Airborne Geophysics Survey

Induced Polarisation (IP) and LiDAR are the only geophysical surveys conducted during the post 2014 exploration campaign.

Induced Polarisation (IP) Surveys - An initial Pole-Dipole (PDP) orientation survey was undertaken over known mineralisation and results of which warranted a systematic Pole-Dipole sections in other prospective areas in order to generate drilling targets, in particular the Adumbi West prospect.  The program was completed in June 2015.

Gradient Array Data - Given the fact that the sectional pole-dipole IP data was proving to be very useful in the structural interpretation of the Adumbi area, gradient array IP was planned in order to provide chargeability and resistivity data in plan view.  The gradient array surveys were carried out on 1 kilometre x 1 kilometre blocks, with a 50 metre line spacing and a station spacing of 25 metres along the lines.  The Gradient Array survey was completed, and processed data was received from Spectral Geophysics.

LiDAR Survey - As per RPA's recommendation, a LIDAR survey was completed over Adumbi by Southern Mapping of South Africa.  The survey was carried out in January 2020 as part of a large program covering the Ngayu Kibali areas encompassing the Imbo Project area.  The topographical survey was undertaken to produce rectified color images and a digital terrain model (DTM) of the surveyed project area.

(h) Relative Density (RD) Measurements

Relative density (RD) measurements on Adumbi drill core were previously determined by ALS Chemex in Johannesburg and by a laboratory in Vancouver, however, discrepancies exist between the two data sets, and in many cases the reported RD values are very different from what would be expected from the drilled lithologies.  The reliability of one or both data sets was therefore questionable.  Given the critical role reliable RD values play in resource estimation and mine planning, it was deemed necessary by Minecon in preparing the Imbo Technical Report to carry out systematic measurements on all Adumbi drill core.  All RD measurements were undertaken on site.

The relative density (RD) program was completed with a total of 5,360 measurements taken.  The average oxide, transition and sulphide zone RDs for mineralized (≥0.5 g/t Au) rock are 2.45, 2.82 and 3.05 respectively.  The RD figures used for the February 2014 resource study were 1.8, 2.2 and 3.0 for the oxide, transition and sulphide zones respectively.  See the discussion below under "Imbo Project Mineral Resources" for additional information regarding the RD program.

Exploration Potential

Minecon concluded in the Imbo Technical Report as follows:

• There is significant additional resource potential within the Imbo Project.

• At the Adumbi deposit, the gold mineralization is still open at depth and the drilling of an additional 12 core holes (7,000 metres) has the potential to add and upgrade mineral resources within the US$1,500 pit as well as outline potential underground resources below the pit (this drilling program recommended by Minecon was commenced by Loncor in October 2020 and is ongoing as of the date of this Form 20-F).  After this drilling program has been completed, additional drilling may be undertaken before a Preliminary Economic Assessment is initiated to include additional mineral resource determinations, metallurgical testwork, open pit and potential underground studies, metallurgical plant processing, infrastructural, environmental and economic studies.

• At the Kitenge and Manzako deposits, additional drilling may also be undertaken to further define and increase the inferred mineral resources at these deposits.

• Ongoing exploration including gridding, soil sampling, trenching and channel sampling is planned to be undertaken at the Imbo East prospect in order to generate potential drill targets.

Imbo East Exploration (2020 to present)

In press releases issued in September 2020 and February 2021, Loncor announced exploration results from the Imbo East prospect area.  Loncor reported that analytical results have been received for all soil samples from the completed 5.4 kilometre by 2.3 kilometre grid, east of the Imbo River where soil samples were collected every 40 metres on lines 160 metres apart.  Geological mapping, soil geochemical, rock chips and channel sampling of old colonial trenches and artisanal workings have outlined four significant mineralised trends - Esio Wapi, Museveni, Mungo Iko and Paradis - approximately 8 to 10 kilometres southeast of the Adumbi deposit (see Figures 5 and 6 below).

At Esio Wapi, soil geochemical results have outlined a number of plus 130 ppb Au (parts per billion) gold in soil anomalies with a maximum value of 2,230 ppb Au over a 1.9 kilometre long mineralised trend (see Figure 6 below).  Channel sample results from old colonial workings included 19.80 metres grading 1.58 g/t Au (open to the northeast), 8 metres grading 1.11 g/t Au and 5.0 metres grading 1.65 g/t Au in brecciated banded ironstone (BIF) and metasediment.  Individual rock sample values included 15.10 g/t and 7.88 g/t Au in quartz veins, 6.39 g/t and 3.08 g/t Au in BIF and 9.06 g/t, 7.91 g/t and 3.24 g/t Au in metasediments.

On the Paradis trend, soil sample results have outlined a broad 1.0 kilometre trend (plus 130 ppb Au) with maximum value of 870 ppb Au.  Significant channel samples along the Paradis trend include 6.8 metres grading 5.44 g/t Au (open to the southwest) in metasediments with quartz veins.  Individual rock sample values included 22.40 g/t, 5.84 g/t and 2.31 g/t Au in quartz veins.

On the Museveni mineralized trend, anomalous soil samples and artisanal workings occur over a strike of 3.2 kilometres with a maximum value of 5,850 ppb Au in soils.  Channel samples from the artisanal workings include 6.0 metres grading 4.37 g/t Au and 1.40 metres grading 62.10 g/t Au and represent high grade quartz veins in metasediment.  Individual rock sample values included 53.90 g/t, 32.80 g/t and 32.60 g/t Au in quartz veins and 18.10 g/t Au in metasediment.

On the Mungo Iko trend, soil samples have outlined a 3.1 kilometre long mineralized trend (plus 130ppb Au) with maximum value of 1,540 ppb Au.  Individual rock sample values include 12.30 g/t and 3.50 g/t Au in brecciated BIF, 14.20 g/t, 4.81 g/t, and 3.68 g/t Au in metasediments, and 1.97 g/t Au in quartz veins.  Further mapping is required to determine whether the eastern part of the Mungo Iko trend represents a faulted extension of the Esio Wapi trend.

Additional infill soil sampling, augering and channel sampling is planned to be undertaken at Esio Wapi, Paradis, Museveni and Mungo Iko to better define these mineralised trends prior to outlining drill targets.

Quality Control and Quality Assurance re Imbo East Results - Soil, channel and rock samples were put in sealed bags by Company geologists and sent to the independent SGS Laboratory in Mwanza, Tanzania.  The samples were then crushed at the laboratory down to minus 2 mm and split with one-half of the sample pulverized down to 90% passing 75 microns.  Gold analyses were carried out on 50g aliquots by fire assay.  In addition, checks assays were also carried out by the screen fire assay method to verify high grade sample assays obtained by fire assay.  Internationally recognized standards and blanks were inserted as part of the internal QA/QC analytical procedures at a frequency of four standards and two blanks per every 50 samples.  Every eighth sample collected in the field was split and submitted as an unmarked duplicate for assay.

Figure 5:  Imbo Project Simplified Geology

Figure 6:  Soil Geochemical Trends with Colonial/Artisanal Workings and Channel Samples

Pre-2020 Drilling

Historical work on the Imbo Project included three diamond drill holes completed by BRGM in 1980. Neither this drilling nor any historical trenching or underground sampling by Belgian explorers and operators has been compiled into the Kilo drill hole databases.

From 2010 through 2013, Kilo completed 167 diamond drill holes totaling 35,400 metres on the Imbo Project.

Drilling commenced again in November 2016 at the Adumbi West, Adumbi South and Kitenge extension targets.  The drilling results from the Adumbi West, Adumbi South and Kitenge Extension targets where most of the drilling was undertaken in 2016-17 were disappointing with no significant intersections and only at the end of the drilling campaign, was drilling undertaken at Adumbi where the deposit remained open at depth.  Results in mid-2017 from the deeper drilling at Adumbi were encouraging and warranted further drilling.  However, lack of funding resulted in no further drilling being undertaken at Adumbi or elsewhere on the Imbo Project until 2020 (see the discussion below under "2020-2021 Drilling by Loncor at Imbo Project").  Thus, the significant additional exploration and drilling conducted on the Imbo Project from 2014 to 2017 was never quantified until 2020 when Loncor took over the project and commissioned independent consultants Minecon to assess and quantify this additional exploration data.

Imbo Project Mineral Resources

On April 17, 2020, Loncor announced a 49% increase in mineral resources at its Imbo Project.  Compared to the inferred mineral resources of 1.675 million ounces of gold (20.78 million tonnes grading 2.5 g/t Au) outlined in January 2014 by independent consultants Roscoe Postle Associates Inc. ("RPA") on three separate deposits, Adumbi, Kitenge and Manzako at Imbo, inferred mineral resources increased by 49% to 2.5 million ounces of gold (30.65 million tonnes grading 2.54 g/t Au), this increase coming from the Adumbi deposit.  This assessment was undertaken by the Company's independent geological consultants Minecon.  The updated estimate for Adumbi was based on a review of the Adumbi deposit including remodelling, grade capping and considering the CIM requirement for mineral resources to have "reasonable prospects for economic extraction".  84.68% of this updated gold resource is attributable to Loncor via its 84.68% interest in the Imbo Project.

The Company's strategy going forward is to further increase the mineral resources at the Imbo Project by undertaking additional drilling and advancing the project up the value curve by initiating a Preliminary Economic Assessment on the Adumbi deposit.  The Company believes that significant potential still exists at Adumbi to increase and upgrade mineral resources within the open pit as well as underground potential since the mineralization remains open at depth.

Loncor has been focussing on the Adumbi deposit, where Minecon had identified significant resource upside potential from additional exploration evaluation, including drilling that was undertaken during 2017.  Much of this exploration work was undertaken following on from the recommendations made by RPA in their 2014 NI 43-101 technical report and included:

  Additional Drilling

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

Due to funding constraints, no follow up drilling was undertaken at the Adumbi deposit after 2017.

  Survey and Georeferencing

All the Adumbi drill hole collars, trenches and accessible adits and adit portals were accurately surveyed and the data appropriately georeferenced.  In addition, all accessible underground excavations and workings were accurately surveyed.

  Re-logging of All Drill Holes

All boreholes (153 holes totalling 33,651 metres) from Adumbi were systematically relogged and all data was put on (Strata Logs software) including core orientations.  The re-logging of drill holes defined the presence of five distinct geological domains in the central part of the Adumbi deposit where the BIF (Banded Iron Formation) unit attains a thickness of up to 130 metres.  In the central part of the Adumbi deposit, three main zones of gold mineralization are present.  There is a higher-grade zone of gold mineralization termed the Replaced Rock Zone ("RP Zone") associated with alteration and structural deformation that has completely destroyed the primary host lithological fabric.

  Relative Density ("RD") Measurements

The increase in the sample population coupled with the application of a more rigid RD determination procedure based on recommendations from the RPA resource study, indicates that the new RD measurements from both mineralized and unmineralized material and from the various material types and lithologic units have improved the confidence in the relative RD determination to be applied to any resource estimates.  Relative to the six oxide RD measurements used for tonnage estimation in the RPA model, 297 oxide RD measurements within the mineralized domain were undertaken during the Minecon work.  For the transition and fresh material, equal number of determinations relative to the previous RD sample volumes were undertaken with the review process employing more rigid RD determination procedures.  The table below indicates significate positive variance between the previous model RD and the reviewed work for the oxide and transition materials.

Summary of Previous and Updated Mineralised Average RD Measurements for Adumbi Deposit

Material Type	RD used in Previous RPA Model	RD Determinations Used in Current Model	RD Variance (%)
Oxide	1.80	2.45	36.1
Transition	2.20	2.82	28.2
Fresh	3.00	3.05	1.7

  Oxidation and Fresh Rock Surfaces

The re-logging of the core as per the RPA recommendations identified major differences between the depths of Base of Complete Oxidation (BOCO) and Top of Fresh Rock (TOFR), and the depths used by RPA in the 2014 model.  In the RPA model, the BOCO was negligible and the TOFR corresponded approximately to the re-logged BOCO.  The deeper levels of oxidation that were observed during the re-logging exercise have had positive implications with respect to ore type classification and associated metallurgical recoveries, mining and processing cost estimates.

  Adit Sampling and Georeferencing

Following the accurate surveying of the 10 historical adits and appropriately georeferencing, the 796 adit samples (1,121 metres in total) when applied have positive implications on the data spacing and classification of mineral resources at the Adumbi deposit.

  Quality Control and Quality Assurance

Assessment of assay standards and blanks of the Adumbi deposit by RPA indicated that 1,014 samples within some batches failed QC and were identified for re-assay.  A total of 616 pulps and 382 quarter core samples were retrieved for re-assay.  The samples were submitted to the SGS Laboratory (which is independent) in Mwanza, Tanzania in November 2014, together with international reference material from Rocklabs (8 per 100 samples) and blanks (4 per 100 samples).  This was undertaken to ensure the samples passed internal QA/QC analytical procedures.

For the post 2014 drilling campaign, drill cores for assaying were taken at a maximum of one metre intervals and were cut with a diamond saw with one-half of the core placed in sealed bags by company geologists and sent to the SGS Laboratory in Mwanza.  The core samples were then crushed at the laboratory down to minus 2 mm and split with one half of the sample pulverized down to 90% passing 75 microns.  Gold analyses were carried out on 50g aliquots by fire assay.  In addition, checks assays were also carried out by the screen fire assay method to verify high grade sample assays obtained by fire assay.  Internationally recognized standards and blanks were inserted as part of the internal QA/QC analytical procedures.

Minecon has reviewed the quality of all the assay data used for the modelling and estimation of resources to ensure that they all passed the Company's internal QA/QC criteria.

  Gold Price

A gold price of US$1,200 per ounce was used in 2014 for the RPA study.  To reflect more recent market conditions, a gold price of US$1,500 per ounce has been used in Minecon's resource determinations.

In summary, this additional 2014 to 2017 information resulted in better quantification with improved confidence in updating the geological model for grade interpolation and pit optimisation studies to determine mineral resources for the Adumbi deposit.

Geological Modelling and Grade Estimation

The Adumbi 3-Dimensional model was constructed by Minecon in collaboration with on site geologists using cross sectional and horizontal flysch plans of the geology and mineralization and was used to assist in the constraining of the 3-D geological model.  The mineralization model was constrained within a wireframe at 0.5 g/t Au cut-off grade.  Grade interpolation was undertaken using:

  2 metre sample composites capped at 18 g/t Au to improve the reliability of the block grade estimates.
  Ordinary Kriging to interpolate grades into the block model.
  Relative densities of 2.45 for oxide, 2.82 for transitional and 3.05 for fresh rock were applied to the block model for tonnage estimation.

Pit Optimisation Parameters

To constrain the depth extent of the geological model and any mineral resources, an open pit for the Adumbi deposit was constructed based on the following pit optimisation parameters:

  A long-term gold price of US$1,500 per ounce.
  Block size: 8 metres x 8 metres x 8 metres.
  A two-metre minimum mining width and a maximum of four metres of internal waste was applied.
  Mining dilution of 100% of the tonnes at 95% of the grade.
  Ultimate slope angle of minus 45 degrees.
  Metallurgical recoveries of 95% for oxide and transitional material and 90% for fresh rock (in the RPA study a fresh rock metallurgical recovery of 95% was used while Minecon reduced this to a more conservative 90% even though no additional metallurgical testwork was undertaken after the RPA study).

  Average mining cost of US$2.5/t mined.
  Mineral resources were estimated at a block cut-off grade of 0.9 g/t Au constrained by a Whittle pit with processing and G&A costs of US$30/t.
  Transport of gold and refining costs equivalent to 4.5% of the gold price.
  No additional studies on depletion by artisanal activity was undertaken since the 2014 RPA study and the same total amount of material was used by Minecon.

The results of the Adumbi pit optimisation indicated an inferred mineral resource within the pit of 2.19 million ounces of gold (28.97 million tonnes at 2.35 g/t gold) (see the next table below).

Mineral Resources

Within the US$1,500 pit shell, the following is classified as inferred mineral resource at the Adumbi deposit:

Inferred Mineral Resource for the Adumbi Deposit (with an effective date of April 17, 2020)

Material Type	Tonnage (Tonnes)	Grade (g/t Au)	Contained Gold Ounces
Oxide	3,820,000	2.44	300,000
Transitional	3,320,000	2.69	290,000
Fresh	21,820,000	2.28	1,600,000
TOTAL	28,970,000	2.35	2,190,000

Note: numbers may not add up due to rounding.

The additional drilling information, the higher RD determinations and the increased gold price, have contributed significantly to the increased mineral resources of the Adumbi deposit with improved confidence.

In summary for the Imbo Project, the inferred mineral resource for the Adumbi, Manzako and Kitenge deposits now totals 2,503,000 ounces of gold (30,650,000 tonnes grading 2.54 g/t Au) and is summarised in the table below.  84.68% of this inferred mineral resource is attributable to Loncor via its 84.68% interest in the Imbo Project.

Inferred Mineral Resource for the Imbo Project (with an effective date of April 17, 2020)

Deposit	Tonnage (Tonnes)	Grade (g/t Au)	Contained Gold Ounces
Adumbi	28,970,000	2.35	2,190,000
Kitenge	910,000	6.60	191,000
Manzako	770,000	5.00	122,000
TOTAL	30,650,000	2.54	2,503,000

Note: numbers may not add up due to rounding.

Additional Resource Potential and Recommendations of Minecon for Further Work

There is significant additional resource potential within the Imbo Project:

  At the Adumbi deposit, the gold mineralization is still open at depth and the drilling of an additional 12 core holes (7,000 metres) has the potential to add and upgrade mineral resources within the US$1,500 pit as well as outline potential underground resources below the pit (this 7,000 metre program was commenced by Loncor in October 2020 and is ongoing as of the date of this Form 20-F; see "2020-2021 Drilling by Loncor at Imbo Project" below).  After this proposed drilling program has been completed, additional drilling may be undertaken before a Preliminary Economic Assessment is initiated to include additional mineral resource determinations, metallurgical testwork, open pit and potential underground studies, metallurgical plant processing, infrastructural, environmental and economic studies.

  At the Kitenge and Manzako deposits, additional drilling may also be undertaken to further define and increase the inferred mineral resources at these deposits.
  Ongoing exploration including gridding, soil sampling, trenching and channel sampling is being undertaken at the Imbo East prospect in order to generate potential drill targets.

2020-2021 Drilling by Loncor at Imbo Project

In press releases issued November 30, 2020, December 22, 2020, January 5, 2021, February 18, 2021, March 4, 2021 and March 25, 2021, Loncor announced results from the first seven boreholes of Loncor's ongoing 7,000 metre drilling program at the Imbo Project's Adumbi deposit.  Mineralized sections for seven boreholes are summarised in the tables below.  The objective of the current drilling program at Adumbi is to outline additional mineral resources to the current inferred mineral resource of 2.5 million ounces of gold on Loncor's 84.68%-owned Imbo Project which contains the Adumbi, Kitenge and Manzako deposits (inferred mineral resources of 30.65 million tonnes grading 2.54 g/t Au).

Borehole Number	From (m)	To (m)	Intersected Width (m)	Grade (g/t) Au
LADD001	202.58	223.35	20.77	1.72
LADD001	231.27	237.17	5.90	1.89
LADD001	251.27	258.60	7.33	5.80
LADD001	295.25	298.70	3.45	2.10
LADD001	301.62	321.95	20.33	2.47
LADD001	Incl. 317.11	321.95	4.80	5.40

Borehole LADD001 had an inclination of minus 65 degrees and azimuth of 220 degrees at the start of hole and regular measurements of inclination and azimuth were taken at 30 metre intervals down the hole.  All core was orientated and it is estimated that the true widths of the mineralised sections are 82% of the intersected width.  All intercepted grades are uncut.

Borehole Number	From (m)	To (m)	Intersected Width (m)	Grade (g/t) Au
LADD003	224.55	235.00	10.45	3.88
LADD003	253.50	286.80	33.30	3.25
LADD003	Incl. 253.50	259.20	5.70	7.00
LADD003	Incl. 277.73	286.80	9.07	5.11

Borehole LADD003 had an inclination of minus 57 degrees and azimuth of 220 degrees at the start of hole and regular measurements of inclination and azimuth were taken at 30 metre intervals down the hole.  All core was orientated and it is estimated that the true widths of the mineralised sections are 80% of the intersected width.  All intercepted grades are uncut.  Borehole LADD003 was drilled in place of LADD002 which was stopped after deviating from its intended target depth.

Borehole Number	From (m)	To (m)	Intersected Width (m)	Grade (g/t) Au
LADD004	429.00	457.00	28.00	3.26
LADD004	Incl. 432.00	436.90	4.90	6.96
LADD004	Incl. 450.62	454.15	3.53	8.30
LADD004	473.80	478.40	4.60	2.07
LADD004	505.85	526.15	20.30	2.83
LADD004	Incl. 506.85	513.40	6.55	4.64
LADD004	Incl. 523.85	526.15	2.30	7.25

Borehole LADD004 had an inclination of minus 70 degrees and azimuth of 220 degrees at the start of hole and regular measurements of inclination and azimuth were taken at 30 metre intervals down the hole.  All core was orientated and it is estimated that the true widths of the mineralised sections are 81% of the intersected width.  All intercepted grades are uncut. LADD004 intersected the mineralized zone at a shallower depth than planned due to upward deflection of the borehole.

Borehole Number	From (m)	To (m)	Intersected Width (m)	Grade (g/t) Au
LADD007	99.95	107.80	7.85	1.45
LADD007	540.62	596.05	55.43	2.76
LADD007 including	583.60	596.05	12.45	8.11
LADD007	607.90	611.27	3.37	4.61

LADD006	299.37	302.25	2.88	2.64
LADD006	308.00	309.00	1.00	21.20
LADD006	322.10	337.30	15.20	1.67
LADD006	353.35	357.85	4.50	3.25

Borehole LADD007 had an inclination of minus 68 degrees and azimuth of 218 degrees at the start of hole and regular measurements of inclination and azimuth were taken at 30 metre intervals down the hole.  All core was orientated, and it is estimated that the true widths of the mineralised sections are approximately 89% of the intersected width.  All intercepted grades are uncut.  Borehole LADD007 intersected the mineralization at a depth of 100 metres below S52 and approximately 40 metres below the open pit.  Borehole LADD006 had an inclination of minus 58 degrees and azimuth of 218 degrees and it is estimated that the true widths of the mineralised sections of LADD006 are approximately 95% of the intersected width.

Borehole Number	From (m)	To (m)	Intersected Width (m)	Grade (g/t) Au
LADD008	235.05	278.15	43.10	1.68
LADD008	291.80	298.90	7.10	1.34
LADD008	305.15	305.93	0.78	21.8
LADD008	323.80	338.78	14.98	3.62
LADD008 including	335.75	338.78	3.09	13.28

Borehole LADD008 intersected the mineralization at a vertical depth of 272 metres below surface and within the southeastern boundary of the US$1,500 open pit shell, and had an inclination of minus 65 degrees and azimuth of 218 degrees at the start of hole and regular measurements of inclination and azimuth were taken at 30 metre intervals down the hole.  All core was orientated, and it is estimated that the true widths of the mineralised sections are 62% of the intersected width.  All intercepted grades are uncut.

Borehole Number	From (m)	To (m)	Intersected Width (m)	Grade (g/t) Au
LADD009	559.76	564.76	5.00	3.17
LADD009	581.90	614.05	32.15	6.17
LADD009 including	599.05	600.51	1.46	94.77
LADD009	629.56	644.92	15.36	3.73
LADD009 including	632.00	637.89	5.89	6.56
LADD009	650.50	657.95	7.45	1.48

Borehole LADD009 had an inclination of minus 75 degrees and azimuth of 218 degrees at the start of hole and regular measurements of inclination and azimuth were taken at 30 metre intervals down the hole.  All core was orientated, and it is estimated that the true widths of the mineralised sections are approximately 82% of the intersected width.  All intercepted grades are uncut with maximum internal dilution equal to or less than 4 metres of intersected width.  Borehole LADD009 intersected the mineralization at a depth of approximately 140 metres below the open pit shell.  Boreholes LADD012 and LADD013 are currently being drilled (LADD011 was abandoned before reaching target depth due to mechanical problems and LADD013 is being drilled in its place).

Borehole LADD009 is the deepest hole drilled to date at Adumbi as well as the highest value in terms of the product of grade multiplied by true width for the multiple intersections.  These results combined with previous results from the ongoing drilling program indicate that gold grades are increasing with depth.  The holes from the current drilling program have intersected significant widths and grades and will increase the current open pittable, inferred mineral resource of 2.19 million ounces (28.97 million tonnes grading 2.35 g/t gold) at the Adumbi deposit.  Studies are underway to quantify this increase.

The gold mineralization at Adumbi is associated with a thick package (up to 130 metres) of interbedded banded ironstone and quartz carbonate and chlorite schist with higher grade sections being found in a strongly altered siliceous unit termed "Replaced Rock" (RP) where structural deformation and alteration has completely destroyed the primary host lithological fabric.  Disseminated sulphide assemblages include pyrite, pyrrhotite and arsenopyrite which can attain up to 20% of the total rock in places.

See Figure 7 below with respect to the above seven boreholes and the other holes comprising the Company's ongoing 7,000 metre drilling program at the Adumbi deposit.

Quality Control and Quality Assurance re Current Drilling Program at the Adumbi Deposit

Drill cores for assaying were taken at a maximum of one-metre intervals and were cut with a diamond saw, with one-half of the core placed in sealed bags by Company geologists and sent to the Company's on-site sample preparation facility.  The core samples were then crushed down to 80% passing minus 2 mm and split with one half of the sample up to 1.5 kg pulverized down to 90% passing 75 microns.  Approximately 150 grams of the pulverized sample was then sent to the SGS Laboratory in Mwanza, Tanzania (independent of the Company).  Gold analyses were carried out on 50g aliquots by fire assay.  In addition, check assays were also carried out by the screen fire assay method to verify high-grade sample assays obtained initially by fire assay.  As part of the Company's QA/QC procedures, internationally recognized standards, blanks and duplicates were inserted into the sample batches prior to submitting to SGS Laboratory.

Figure 7:  Adumbi Longitudinal Section Looking Northeast with Drill Hole (Grade x Metre)

Makapela Project and Additional Ngayu Properties of Loncor (2010 to 2016)

Loncor commenced its exploration activities in the Ngayu belt in early 2010 and a base camp was established at Yindi.  Due to its large landholdings for gold in the Ngayu belt of 4,500 square kilometres at that time, it was decided to divide the exploration into two concurrent programs:

  Assessment of areas of known gold mineralization (Yindi and Makapela) with the potential to rapidly reach the drilling stage and provide a mineral resource.  Soil sampling, augering, rock chip and channel sampling were carried out prior to diamond drilling.
  Regional programs aimed at assessing the remainder of the large land package as quickly and cost effectively as possible, in order to identify and prioritise mineralized target areas for follow-up, and enable less-prospective ground to be relinquished with confidence.  This program mainly entailed a regional BLEG (Bulk Leach Extractable Gold) survey and detailed interpretation of regional aeromagnetic data.  Both these programs were carried out under a technology consultation services agreement between Loncor and Newmont (a shareholder in Loncor), which was entered into in February 2011 (but is no longer in place).

During 2012, Loncor undertook more detailed aeromagnetic and radiometric surveys over priority target areas (i.e. Imva Fold area). Grids were established at the Yindi, Makapela, Itali, Matete, Nagasa, Mondarabe, Anguluku and Adumbi West prospects with airborne magnetic and radiometric surveys, geological mapping, stream sediment sampling, soil and rock sampling, trenching, augering, ground geophysical surveys (Induced Polarisation) and core drilling being undertaken.  During the period 2010-2013, Loncor undertook drilling programs on a number of prospects in the Ngayu belt and outlined mineral resources at Makapela (see below) in the west of the belt.

Loncor holds 100% of the Makapela project, which is a 5 kilometre radius, circular parcel of land within the western part of the Archean Ngayu greenstone belt surrounding and including the Makapela deposit.  It does not form part of any of the joint ventures with Barrick, although Barrick has certain pre-emptive rights over the Makapela deposit.

After undertaking soil and channel sampling, a core drilling program at Makapela commenced in November 2010 with the objective of testing along strike and at depth the sub-vertical, vein mineralized system being exploited by the artisanal miners at the Main, North and Sele Sele pits which returned significant results from soil and channel sampling.  Drill results at Makapela were announced by Loncor via a number of press releases in 2011 and 2012.  Significant drill intersections included 7.19 metres grading 64 g/t Au, 4.28 metres @ 32.6 g/t Au, 3.47 metres grading 24.9 g/t Au, 4.09 metres @ 21.7 g/t Au and 4.35 metres grading 17.5 g/t Au.

After conducting preliminary metallurgical test work, in May 2012, the Company announced a maiden mineral resource estimate for Makapela of 4.10 million tonnes grading 7.59 g/t Au (using a 2.75 g/t Au cut-off) for an inferred mineral resource of 1.0 million ounces of gold to a maximum vertical depth 500 metres below surface with gold mineralization open at depth.  The mineral resource was updated in April 2013 when the Company announced updated mineral resource estimates for Makapela of an indicated mineral resource of 0.61 million ounces of gold (2.20 million tonnes grading at 8.66 g/t Au) and an inferred mineral resource of 0.55 million ounces of gold (3.22 million tonnes grading at 5.30 g/t Au).

A total of 56 core holes (18,091 metres) were completed in the vicinity of the Main and North pits and 15 holes (3,594 metres) were drilled at Sele Sele.  In addition to the above resource drilling program, a total of 12 holes (1,560 metres) were drilled to locate potential extensions to the known reefs and new mineralized structures indicated by soil, rock chip and auger sampling.  Several units of Banded Ironstone Formation (BIF) are interlayered within basalts, and range up to 13 metres in thickness, although the width is generally less than 6 meters.  Quartz porphyry and quartz-feldspar porphyry dykes and sills are also present.  In the vicinity of the mineralized zones, the intrusive units are generally no more than a few metres in width.

Three styles of gold mineralization are present at Makapela:

  Quartz veins emplaced into shear zones within the basalt sequence.  The best developed and economically significant vein (Reef 1) is exploited in the Main pit and consists of white quartz with irregularly distributed pyrite.  Visible gold is quite common, occurring in 28% of the intersections as isolated specks and small aggregates up to 2 mm across.  Reef 1 has been intersected over a strike length of 480 metres and to a vertical depth of 480 metres, and dips to the WNW at 80 - 90°.  It has an average true width and grade of 2.15 metres @ 11.15 g/t Au.  A characteristic of Reef 1 is the good geological continuity between drill sections; although the width and grade is variable, the vein was present in almost all holes, in approximately the expected position.  The basalt hosting Reef 1 shows intense hydrothermal alteration for several metres into the hanging wall and footwall.
  A second style containing strike-parallel mineralization up to 6 metres in width is closely associated with shearing within and on the margins of narrow BIF units.  The most important zone (Reef 2) is exploited in the North pit.  Visible gold is much less common than in Reef 1 occurring in 5% of intersections.  Mineralization in the Sele Sele pit, 2 kilometres NNE of the North pit, has similar characteristics to Reef 2, and is interpreted to be on the same BIF unit.  However, the Sele Sele zone is generally wider and lower grade than in the North pit area, the best intersection drilled being 15.68 metres @ 5.35 g/t Au.  The mineralization plunges to the SSE at about 40°.

  A third area of Reef 2 style mineralization occurs in the Bamako area where channel sampling returned an intersection of 4.60 metres @ 11.42 g/t Au.  The mineralization is associated with a 2-kilometre long soil anomaly, and although the best intersection from preliminary drilling was of relatively low grade (3.60 metres @ 4.43 g/t Au), further work is warranted.

The deposit at Makapela is open down plunge creating the prospect of drilling to below the current 500-metre depth to extend the resources as well as potentially exploring for additional resources between the main target areas delineated and further along the regional structure.  It is also considered unlikely by Loncor that all the mineralized bodies are outcropping and good potential exists for locating blind mineralized shoots along well-defined structures with an aggregate strike of over 5 kilometres.

Besides Makapela, Loncor drilled other prospects during this period and significant intersections were obtained at Yindi (21.3 metres grading 3.3 g/t Au, 24.0 metres grading 1.5 g/t Au and 10.3 metres grading 4.1 g/t Au) and at Itali (38.82 metres at 2.66 g/t Au, 14.70 metres @ 1.68 g/t Au and 3.95 metres @ 19.5 g/t Au).

At the end of 2013, due to a significant drop in the gold price, exploration was reduced and no further drilling was undertaken by Loncor.

Additional information with respect to the Company's Makapela project, and certain other properties of the Company in the Ngayu gold belt, is contained in the technical report of Venmyn Rand (Pty) Ltd dated May 29, 2012 and entitled "Updated National Instrument 43-101 Independent Technical Report on the Ngayu Gold Project, Orientale Province, Democratic Republic of the Congo".  A copy of the said report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Joint Ventures between Loncor and Barrick in the Ngayu Belt (2016 to present)

Loncor has several joint ventures with Barrick (TSX: "ABX"; NYSE: "GOLD") covering properties held by Loncor in the Ngayu belt.  The joint venture areas are located approximately 220 kilometres southwest of the large Kibali gold mine, which is operated by Barrick.  As per the joint venture agreements entered between Loncor and Barrick (the first of which was signed in January 2016), Barrick manages and funds exploration on approximately 2,000 km2 of Loncor ground in the Ngayu belt until the completion of a pre-feasibility study on any gold discovery meeting the investment criteria of Barrick.  Subject to the DRC's free carried interest requirements, Barrick would earn 65% of any discovery with Loncor holding the balance of 35%.  Loncor will be required, from that point forward, to fund its pro-rata share in respect of the discovery in order to maintain its 35% interest or be diluted.  Loncor's Imbo and Makapela Projects, as well as the Yindi prospect, do not form part of the joint ventures with Barrick.

In January 2017, Loncor announced preliminary results of the geophysical airborne survey undertaken by Randgold as part of its joint venture with Loncor (it is noted that Randgold and Barrick merged under Barrick's name in early 2019).  A 10,013 line-kilometre helicopter borne electromagnetic 'VTEM' survey was completed over the Ngayu belt.  This survey provided a valuable additional layer of geological information through mapping the conductivity nature of the belt.  The new data has assisted with resolving the lithological nature of the belt as well as assisting in identifying major structures and areas of structural complexity.

The belt scale exploration strategy of Barrick is to focus on the discovery of large high-quality gold deposits by rapidly identifying and progressing targets that show the potential to meet these filters.  Gold mineral resources have already been identified within the Ngayu greenstone belt in the Makapela and Adumbi deposits, and the objective is to further unlock the potential of the Ngayu greenstone belt for a world class discovery using cutting edge geophysics, geochemistry, structural interpretation and driven by an experienced and proven exploration team on the ground.

By the end of 2019, Barrick had identified a number of priority drill targets which were to be drilled during 2020.  Barrick commenced its drilling program in June 2020.  Initial results under the Barrick drilling program were announced by Loncor on November 23, 2020.

The Kibali Gold Mine, approximately 220 kilometres northeast by air from the Imbo Project, is owned 45% by each of Barrick and AngloGold Ashanti with Societe Miniere de Kilo-Moto (SOKIMO) owning the remaining 10%.  Barrick is the operator of this mine.  In 2020, Kibali produced 808,134 ounces of gold.

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

The Company's most explored gold prospect area within the North Kivu project area has been Manguredjipa.  Information relating to the Manguredjipa prospect is included in the independent technical report dated February 29, 2012 and entitled "National Instrument 43-101 Independent Technical Report on the Manguredjipa Gold Project, North Kivu Province, Democratic Republic of the Congo" prepared for Loncor by Venmyn Rand (Pty) Ltd.  A copy of this technical report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

No exploration has been undertaken at the North Kivu project by the Company since 2012 due to the force majeure situation in respect of the PRs and in order to focus exploration and funds on the priority Ngayu properties.

Qualified Person

Peter N. Cowley, President of the Company and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this Form 20-F relating to the Company's mineral projects.

Item 4A.  Unresolved Staff Comments

Not applicable.

Item 5.  Operating and Financial Review and Prospects

See the management's discussion and analysis of the Company for the year ended December 31, 2020 incorporated by reference into this Form 20-F as Exhibit 15.1.

A.  Operating Results

See the management's discussion and analysis of the Company for the year ended December 31, 2020 incorporated by reference into this Form 20-F as Exhibit 15.1.

B.  Liquidity and Capital Resources.

See the management's discussion and analysis of the Company for the year ended December 31, 2020 incorporated by reference into this Form 20-F as Exhibit 15.1.

C.  Research and Development, Patents and Licenses, etc.

The Company is a mineral exploration company and does not carry on any research and development activities.

D.  Trend Information

None of the Company's assets are currently in production or generate revenue.  However, the cyclical nature of the prices of metals, particularly the price of gold, is reasonably likely to have an effect on the Company's liquidity and capital resources.  If the price of gold or the worldwide demand for gold decreases, there would likely be an adverse effect on the Company's ability to raise additional funding and attract exploration partners for its projects.  For a number of years, junior mineral exploration companies have experienced difficulties raising new money, and capital raising activities completed by such companies have often resulted in substantial dilution to existing shareholders.

Additionally, any outbreaks of contagious diseases and other adverse public health developments in countries where the Company operates could have a material and adverse effect on the Company's business, financial condition and results of operations.  For example, the outbreak of COVID-19 has resulted in significant restrictive measures being implemented by governments of various countries to control the spread of COVID-19.  Such COVID-19 related restrictions and disruptions, including for employees, industry experts, personnel and suppliers across different industries, may negatively impact the Company's business operations and therefore the Company's operational results and financial condition.  In addition, COVID-19 has resulted in a widespread health crisis that has adversely affected the economies and financial markets of many countries, resulting in an economic downturn that could affect the Company's ability to access or raise capital through issuances of the Company's securities as and when needed for the Company's business operations.

E.  Off-Balance Sheet Arrangements.

The Company does not have any off-balance sheet arrangements.

F.  Tabular Disclosure of Contractual Obligations

The following information is as of December 31, 2020 and the amounts shown are in U.S. dollars:

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	-	-	-	-	-
Capital (finance) lease obligations	$348,244	$188,370	$159,874	-	-
Operating lease obligations	-	-	-	-	-
Purchase obligations	-	-	-	-	-
Other long-term liabilities	-	-	-	-	-
Loan	$38,151	$11,650	$26,501	-	-
Total	$386,395	$200,020	$186,375	-	-

G.  Safe Harbor

Not applicable.

Item 6.  Directors, Senior Management and Employees

A.  Directors and Senior Management

The directors and officers of the Company and term of continuous service are as follows:

Name	Position(s) with the Company	Served as a Director Since
Arnold T. Kondrat	Chief Executive Officer and a director	August 24, 1993
Peter N. Cowley	President and a director	June 26, 2020
Donat K. Madilo	Chief Financial Officer	Not applicable
John Barker	Vice President of Business Development	Not applicable
Fabrice Matheys	General Manager, DRC	Not applicable
Geoffrey G. Farr	Corporate Secretary	Not applicable
Zhengquan (Philip) Chen (1) (2)	Director	June 28, 2019
Richard J. Lachcik (1) (2)	Director	June 29, 1998
William R. Wilson (1) (2)	Director	July 15, 1997

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

Fabrice Matheys - Mr. Matheys is a professional geologist with more than 28 years of experience in Africa.  Prior to his role with Loncor, Mr. Matheys served as Exploration Geologist for De Beers in Botswana, West Africa and South Africa and spent eight years as Exploration Manager in the DRC with exploration programs focused on gold, diamonds, niobium and tungsten.

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

The following directors of the Company are presently directors of other issuers that are public companies:

Name of Director	Names of Other Issuers

Arnold T. Kondrat	Gentor Resources Inc.

Zhengquan (Philip) Chen	Fandom Sports Media Corp. Kontrol Technologies Corp.

Peter N. Cowley	Deltic Energy plc

Richard J. Lachcik	Gentor Resources Inc.

William R. Wilson	Gentor Resources Inc.

Other than the board of directors, the Company does not have an administrative, supervisory or management body.

B.  Compensation

Named Officers

Summary Compensation Table

The following table sets forth certain information with respect to compensation paid to the officers of the Company set out in the following table (the "NEOs") for the financial year ended December 31, 2020.

Name and Principal Position	Year	Salary (US$) (1)	Share-based awards (US$)	Option-based awards (US$)	Non-equity incentive plan compensation - Annual Incentive Plan (US$)	All other Compensation (US$)	Total Compensation (US$)
Arnold T. Kondrat Chief Executive Officer	2020	$233,694	N/A	N/A	N/A	$6,154 (3)	$239,848
Donat K. Madilo Chief Financial Officer	2020	$141,667	N/A	N/A	N/A	$8,330 (3)	$149,997
Peter N. Cowley President	2020	$100,000	N/A	N/A	N/A	Nil	$100,000
John Barker Vice President of Business Development	2020	$111,915 (1)	N/A	$71,245 (2)	N/A	Nil	$183,160
Fabrice Matheys General Manager, DRC	2020	$120,000	N/A	N/A	N/A	$2,507 (3)	$122,507

_____________________________

(1) The salary for Mr. Barker was paid in Canadian dollars.  The U.S. dollar amount set out in the above table for such salary was calculated using an average exchange rate for 2020 of Cdn$1.00 = US$0.7461.

(2) This amount represents the grant date fair value of the stock options awarded to Mr. Barker in 2020, calculated in Canadian dollars and then converted to U.S. dollars using an average exchange rate for 2020 of Cdn$1.00 = US$0.7461.  There were two stock option grants to Mr. Barker in 2020 - on April 19 and September 15.  Grant date fair value of the stock options granted on April 19, 2020 was calculated in accordance with the Black-Scholes model using the price of the Company's common shares on the date of grant of Cdn$0.45 per share, with the key valuation assumptions being stock price volatility of 84.72%, risk free interest rate of 0.46%, no dividend yield and expected life of 3 years.  Grant date fair value of the stock options granted on September 15, 2020 was calculated in accordance with the Black-Scholes model using the price of the Company's common shares on the date of grant of Cdn$0.60 per share, with the key valuation assumptions being stock price volatility of 86.08%, risk free interest rate of 0.27%, no dividend yield and expected life of 3 years.

(3) This amount represents medical and life insurance premiums paid by the Company.

Incentive Plan Awards

The following table provides details regarding outstanding option and share-based awards held by the NEOs as at December 31, 2020:

Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (2) ($)	Option expiration date	Aggregate value of unexercised in-the-money options (3) (US$)	Number of shares or units that have not vested (#)	Market or payout value of share-based awards that have not vested (US$)
Arnold T. Kondrat	Dec. 6, 2019	500,000	Cdn$0.40 (US$0.31)	Dec. 6, 2024	$70,000	N/A	N/A
	June 24, 2019	250,000	Cdn$0.18 (US$0.14)	June 24, 2024	$77,500
	Mar. 14, 2019	125,000	Cdn$0.14 (US$0.11)	Mar. 14, 2024	$42,500
	Mar. 11, 2016	250,000	Cdn$0.12 (US$0.09)	Mar. 11, 2021	$90,000
Donat K. Madilo	Dec. 6, 2019	150,000	Cdn$0.40 (US$0.31)	Dec. 6, 2024	$21,000	N/A	N/A
	June 24, 2019	125,000	Cdn$0.18 (US$0.14)	June 24, 2024	$38,750
	Mar. 14, 2019	125,000	Cdn$0.14 (US$0.11)	Mar. 14, 2024	$42,500
	Mar. 11, 2016	250,000	Cdn$0.12 (US$0.09)	Mar. 11, 2021	$90,000
Peter N. Cowley	Dec. 6, 2019	500,000	Cdn$0.40 (US$0.31)	Dec. 6, 2024	$70,000	N/A	N/A
John Barker	Sept. 15, 2020	100,000	Cdn$0.60 (US$0.47)	Sept. 15, 2025	Nil	N/A	N/A
	April 19, 2020	250,000	Cdn$0.45 (US$0.35)	April 19, 2025	$25,000
Fabrice Matheys	Dec. 6, 2019	200,000	Cdn$0.40 (US$0.31)	Dec. 6, 2024	$28,000	N/A	N/A

________________________________

(1) The stock options granted on March 11, 2016, March 14, 2019, April 19, 2020 and September 15, 2020 vest (or vested as applicable) as follows: 1/4 of the stock options granted to each optionee vest (or vested as applicable) on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.  The stock options granted on June 24, 2019 and on December 6, 2019, vested as follows: 100% of the stock options granted to each optionee vested on the 4 month anniversary of the grant date.

(2) The exercise price of each of the stock options held by the NEOs is in Canadian dollars.  The U.S. dollar figures set out in this column of the table were calculated using the exchange rate on December 31, 2020 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7854.

(3) This is based on (a) the closing sale price per share of the Company's common shares on December 31, 2020 of Cdn$0.57 as reported by the Toronto Stock Exchange, and (b) converting that price into a price of US$0.45 using the exchange rate on December 31, 2020 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7854.

The following table provides details regarding outstanding option-based awards, share-based awards and non-equity incentive plan compensation held by the NEOs, which vested and/or were earned during the year ended December 31, 2020:

Incentive plan awards - value vested or earned during the year
Name	Option-based awards - Value vested during the year (1) (US$)	Share-based awards - Value vested during the year (US$)	Non-equity incentive plan compensation - Value earned during the year (US$)
Arnold T. Kondrat	$18,408	N/A	N/A
Donat K. Madilo	$18,408	N/A	N/A
Peter N. Cowley	Nil	N/A	N/A
John Barker	$982	N/A	N/A
Fabrice Matheys	Nil	N/A	N/A

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

The amounts earned by the non-executive directors of the Company during the financial year ended December 31, 2020 are set out in the table below under "Director Summary Compensation Table".

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

Executive directors of the Company are compensated as employees of the Company and are not entitled to additional compensation for performance of director duties.  Mr. Kondrat and Mr. Cowley are executive directors of the Company.

Director Summary Compensation Table

The following compensation table sets out the compensation paid to each of the Corporation's directors in the year ended December 31, 2020, other than Mr. Kondrat and Mr. Cowley.  See "Summary Compensation Table" above for details regarding the compensation paid to each of Mr. Kondrat and Mr. Cowley as an executive of the Company in respect of services rendered during 2020.

Name	Fees earned (US$)	Share-based awards (US$)	Option-based awards (1) (US$)	Non-equity incentive plan compensation (US$)	All other Compensation (US$)	Total (US$)
Zhengquan (Philip) Chen	$22,984	N/A	N/A	N/A	N/A	$22,984
Richard J. Lachcik	$22,984	N/A	N/A	N/A	N/A	$22,984
William R. Wilson	$22,984	N/A	N/A	N/A	N/A	$22,984

(1) None of the directors set out in the above table was granted stock options by the Company in 2020.

Incentive Plan Awards

The following table provides details regarding the outstanding option and share based awards held as at December 31, 2020 by the directors of the Company other than Mr. Kondrat and Mr. Cowley.  See "Named Officers - Incentive Plan Awards" above for details regarding the outstanding stock options held by Mr. Kondrat and Mr. Cowley as at December 31, 2020.

Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (2) ($)	Option expiration date	Aggregate value of unexercised in-the-money options (3) (US$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (US$)
Zhengquan (Philip) Chen	Dec. 6, 2019	100,000	Cdn$0.40 (US$0.31)	Dec. 6, 2024	$14,000	N/A	N/A
	July 2, 2019	75,000	Cdn$0.18 (US0.14)	July 2, 2024	$23,250
Richard J. Lachcik	Dec. 6, 2019	100,000	Cdn$0.40 (US$0.31)	Dec. 6, 2024	$14,000	N/A	N/A
	June 24, 2019	75,000	Cdn$0.18 (US$0.14)	June 24, 2024	$23,250
	Mar. 14, 2019	75,000	Cdn$0.14 (US$0.11)	Mar. 14, 2024	$25,500
	Mar. 11, 2016	150,000	Cdn$0.12 (US$0.09)	Mar. 11, 2021	$54,000
William R. Wilson	Dec. 6, 2019	100,000	Cdn$0.40 (US$0.31)	Dec. 6, 2024	$14,000	N/A	N/A
	June 24, 2019	75,000	Cdn$0.18 (US$0.14)	June 24, 2024	$23,250
	Mar. 14, 2019	75,000	Cdn$0.14 (US$0.11)	Mar. 14, 2024	$25,500
	Mar. 11, 2016	150,000	Cdn$0.12 (US$0.09)	Mar. 11, 2021	$54,000

________________________________

(1) The stock options granted on March 11, 2016, March 14, 2019 and July 2, 2019 vest (or vested as applicable) as follows: 1/4 of the stock options granted to each optionee vest (or vested as applicable) on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.  The stock options granted on June 24, 2019 and on December 6, 2019, vested as follows: 100% of the stock options granted to each optionee vested on the 4 month anniversary of the grant date.

(2) The exercise price of each of the stock options held by the directors is in Canadian dollars.  The U.S. dollar figures set out in this column of the table were calculated using the exchange rate on December 31, 2020 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7854.

(3) This is based on (a) the closing sale price per share of the Company's common shares on December 31, 2020 of Cdn$0.57 as reported by the Toronto Stock Exchange, and (b) converting that price into a price of US$0.45 using the exchange rate on December 31, 2020 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7854.

The following table provides details regarding outstanding option-based awards, share-based awards and non-equity incentive plan compensation in respect of the directors of the Company other than Mr. Kondrat and Mr. Cowley, which vested and/or were earned during the year ended December 31, 2020. See "Named Officers - Incentive Plan Awards" above for details regarding the outstanding option-based awards, share-based awards and non-equity incentive plan compensation in respect of Mr. Kondrat and Mr. Cowley, which vested and/or were earned during the year ended December 31, 2020.

Incentive plan awards - value vested or earned during the year
Name	Option-based awards - Value vested during the year (1) (US$)	Share-based awards - Value vested during the year (US$)	Non-equity incentive plan compensation - Value earned during the year (US$)
Zhengquan (Philip) Chen	$9,719	N/A	N/A
Richard J. Lachcik	$11,045	N/A	N/A
William R. Wilson	$11,045	N/A	N/A

________________________________

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

CEO Employment Contract

The Company and Arnold T. Kondrat have entered into an employment contract (the "CEO Agreement") which sets out the terms upon which Mr. Kondrat performs the services of CEO of the Corporation.  Mr. Kondrat's annual salary under the CEO Agreement is US$250,000.  The term of the CEO Agreement commenced on January 1, 2020 and continues until December 31, 2024, provided that the Company may terminate the CEO Agreement at any time for just cause upon written notice to Mr. Kondrat.

The CEO Agreement includes a "performance bonus arrangement" consisting of a "Market Cap Performance Bonus" and a "Change of Control Performance Bonus" (as such terms are defined below).  These potential bonuses are alternative one-time cash bonuses, which are contingent on (a) the Company achieving a certain market capitalization (Cdn$2.00 per share) in the case of the Market Cap Performance Bonus, and (b) in the case of the Change of Control Performance Bonus, a change of control of the Company occurring where the purchase consideration paid by the aquiror is in excess of Cdn$165,000,000.  If one of these bonuses is paid, the other bonus will cease to be available.  In addition, in order to receive either of the bonuses, Mr. Kondrat must remain an employee in good standing of the Company (or a successor entity) immediately prior to the date that the bonus becomes available.

(a) Market Cap Performance Bonus

The CEO Agreement provides that, in the event that the closing price of the common shares of the Company ("Common Shares") on the Toronto Stock Exchange equals or exceeds Cdn$2.00 per share for each of 45 consecutive trading days (such 45 trading days, the "Trading Period"):

(i) The Company shall, within two business days following the end of the Trading Period, provide written notice (the "Company Notice") to Mr. Kondrat stating that Mr. Kondrat is entitled to receive the Market Cap Performance Bonus (where "Market Cap Performance Bonus" means an amount equal to 5% of the "applicable market capitalization", where "applicable market capitalization" means Cdn$2.00 multiplied by the number of Common Shares outstanding as of the close of business on the last day of the Trading Period).  For example, if the applicable market capitalization is Cdn$220,000,000, the Market Cap Performance Bonus would be Cdn$11,000,000.

(ii) Subject to paragraph (iii) below, the Company shall pay the Market Cap Performance Bonus to Mr. Kondrat on a date (the "Payment Date") determined by Mr. Kondrat, provided, however, that the Payment Date must be within 24 months of Mr. Kondrat receiving the Company Notice.

(iii) Mr. Kondrat may at any time prior to the Payment Date by written notice to the Company waive his right to receive the Market Cap Performance Bonus and the Market Cap Performance Bonus shall thereafter forever cease to be available.

(b) Change of Control Performance Bonus

The CEO Agreement also provides that, upon the occurrence of a "change of control" (as such term is defined in the CEO Agreement) of the Company where the "Sale Consideration" (as defined below) exceeds Cdn$165,000,000, the Company shall pay to Mr. Kondrat a cash amount (the "Change of Control Performance Bonus") equal to 5% of the Sale Consideration (for example, if the Sale Consideration is Cdn$170,000,000, the Change of Control Performance Bonus would be Cdn$8,500,000).  The Change of Control Performance Bonus shall be paid by the Company to Mr. Kondrat immediately upon the consummation of the change of control transaction.

"Sale Consideration" means the total fair market value of the gross consideration received or receivable by the Company's shareholders or, as applicable, by the Company (or one or more of its subsidiaries, as the case may be) pursuant to the change of control transaction, as determined in good faith by the Board.

CFO Employment Contract

The Company and Donat K. Madilo have entered into an employment contract (the "CFO Agreement") which sets out the terms upon which Mr. Madilo performs the services of CFO of the Company.  Mr. Madilo's annual salary under the Madilo Agreement is US$150,000.  The Company may terminate the CFO Agreement at any time for just cause upon written notice to Mr. Madilo.

The CFO Agreement also provides as follows: (a) in the event of a "change of control" (as such term is defined in the CFO Agreement) of the Company or the "constructive dismissal" (as such term is defined in the CFO Agreement) of Mr. Madilo, Mr. Madilo has the right to terminate his employment agreement and is entitled to be paid by the Company an amount (the "Retiring Allowance") equal to the sum of (i) two times his annual salary and (ii) two times the "Bonus Amount" (see below for definition of "Bonus Amount"); (b) if immediately prior to such termination Mr. Madilo holds stock options of the Company, he shall be entitled to exercise all such stock options (vested and unvested) at any time during the period of time commencing upon such termination and ending on the expiry date of such stock options; and (c) in the event the Company terminates the CFO Agreement without cause, Mr. Madilo is entitled to the stock option exercise rights described above in item (b) and to be paid by the Company the Retiring Allowance.

"Bonus Amount" is defined to mean an amount equal to one-half of the aggregate amount of all bonuses paid or payable to Mr. Madilo by the Company and its subsidiaries in respect of the two most recent fiscal years.

Audit Committee

The Board has an audit committee (the "Audit Committee"), the members of which are Zhengquan (Philip) Chen, Richard J. Lachcik and William R. Wilson.  Each member of the Audit Committee is independent within the meaning of Canadian National Instrument 52-110 - Audit Committees ("NI 52-110") and Section 803A of the NYSE American Company Guide.  Each member of the Audit Committee is also "financially literate" within the meaning of NI 52-110.  At no time since the commencement of the Company's financial year ended December 31, 2020 was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.  The Audit Committee's charter is incorporated by reference into this Form 20-F as Exhibit 1.3.

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

Retention Allowance

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

D.  Employees

The following sets out the number of employees which the Company and its subsidiaries had as at December 31, 2020, December 31, 2019 and December 31, 2018, providing a breakdown of these employees by location/project:

Location/Project	Dec. 31, 2020	Dec. 31, 2019	Dec. 31, 2018

Loncor office in Toronto, Canada	4	3	4

Loncor office in Beni, DRC	3	-	-

Ngayu project	-	1	-

Imbo Project camp	38	4	-

Totals:	45	8	4

________________________________

(1) The Imbo Project was acquired by the Company in September 2019 (see "Information on the Company - History and Development of the Company").  The significant increase in employees at the Imbo Project camp during 2020 is a result of the commencement by the Company of an exploration program at the Imbo Project following its acquisition.

Neither the Company nor any of its subsidiaries has any unionized employees.

Neither the Company nor any of its subsidiaries employ a significant number of temporary employees.

E.  Share Ownership

The following table sets out the number of common shares of the Company held by the Company's directors and officers as of March 24, 2021 (including the percentage of the Company's outstanding common shares represented by such shares).  See Item 6.B. of this Form 20-F for information regarding the stock options of the Company held by the Company's directors and officers as of December 31, 2020.

Name	Number of Common Shares Owned	Percentage of Outstanding Common Shares
John Barker	98,000	0.08%
Zhengquan (Philip) Chen	30,000	0.02%
Peter N. Cowley	110,000	0.09%
Geoffrey G. Farr	302,500	0.24%
Arnold T. Kondrat	29,683,909 (1)	23.79%
Richard J. Lachcik	155,833	0.13%
Donat K. Madilo	420,000	0.34%
Fabrice Matheys	nil	-
William R. Wilson	151,667	0.12%

________________________________

(1) Mr. Kondrat also holds 100,000 common share purchase warrants of the Corporation, with each such warrant entitling the holder thereof to purchase common share of the Corporation at a price of Cdn$0.75 until February 3, 2022.

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

(b) The total number of common shares of the Company issuable upon the exercise of all outstanding stock options granted under the Plan shall not at any time exceed 10% of the total number of outstanding common shares of the Company, from time to time (as at the date of this Form 20-F, there are outstanding under the Plan 6,055,000 stock options entitling the holders to purchase an aggregate of 6,055,000 common shares of the Company (which is equal to 4.85% of the number of common shares of the Company which are outstanding as at the date of this Form 20-F), such that the number of new stock options currently available for future grants under the Plan is stock options to purchase an aggregate of 6,422,417 common shares of the Company (which is equal to 5.15% of the number of common shares of the Company which are outstanding as at the date of this Form 20-F).

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

Item 7.  Major Shareholders and Related Party Transactions

A.  Major Shareholders

To the knowledge of management of the Company, based on a review of publicly available filings as at March 24, 2021, the following are the only persons or companies who beneficially own 5% or more of the outstanding common shares of the Company:

Name of Shareholder	Number of Common Shares Owned	Percentage of Outstanding Common Shares (1)
Arnold T. Kondrat (2)	29,683,909	23.79%
Resolute Canada 2 Pty Ltd (3)	30,850,000	24.72%
Newmont Canada FN Holdings ULC (4)	7,275,000	5.83%

________________________________

(1) The information in this column of the table is based on the number of common shares of the Company outstanding as at March 24, 2021.

(2) Mr. Kondrat is Chief Executive Officer and a director of the Company.  As at March 21, 2018, Mr. Kondrat held 37,150,409 (or 46.82%) of the outstanding common shares of the Company.  See Item 4A. of this Form 20-F ("History and Development of the Company") with respect to (a) the share sale transaction with Resolute pursuant to which Mr. Kondrat sold 12,500,000 common shares of the Company in June 2018, and (b) the private placement transaction pursuant to which Mr. Kondrat acquired 350,000 common shares of the Company in June 2018.  Immediately following these transactions, Mr. Kondrat held 25,000,409 (or 26.68%) of the outstanding common shares of the Company.  During 2019, 2020 and 2021 (as at March 24 2021), Mr. Kondrat acquired, in total, an additional 4,683,500 common shares, such that he currently holds 29,683,909 (or 23.79%) of the outstanding common shares of the Company.

(3) See Item 4A. of this Form 20-F ("History and Development of the Company") which sets out the transactions pursuant to which Resolute Canada 2 Pty Ltd ("Resolute") acquired in 2018 25,500,000 common shares of the Company.  Immediately following these transactions, these 25,500,000 common shares represented 27.22% of the outstanding common shares of the Company.  In 2020 and 2021 (as at March 24 2021), Resolute acquired, in total, an additional 5,350,000 common shares of the Company, such that Resolute currently holds 30,850,000 (or 24.72%) of the outstanding common shares of the Company.

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

As of March 9, 2021, based on the Company's shareholders' register, there were 94 shareholders of record of the Company's common shares in the United States, holding 6.56% of the outstanding common shares of the Company.

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

B. Related Party Transactions

On February 25, 2020, the Company closed a private placement 6,000,000 common shares of the Company at a price of Cdn$0.40 per share for gross proceeds of Cdn$2,400,000.  Arnold T. Kondrat ("Kondrat"), who is Chief Executive Officer and a director of the Company, purchased 1,440,000 of such shares, Resolute Canada 2 Pty Ltd ("Resolute"), which holds more than 10% of the outstanding common shares of the Company, purchased 300,000 of such shares, and Donat K. Madilo ("Madilo"), who is Chief Financial Officer of the Company, purchased 50,000 of such shares.

On July 31, 2020, the Company closed a first tranche of a private placement financing for 8,000,000 common shares of the Company at a price of Cdn$0.50 per share for gross proceeds of Cdn$4,000,000.  Kondrat purchased 270,000 of such shares, Resolute purchased 3,000,000 of such shares, Madilo purchased 70,000 of such shares, and Peter N. Cowley, who is President and a director of the Company, purchased 50,000 of such shares.

On February 3, 2021, the Company closed a first tranche of a private placement financing for 8,000,000 units of the Company (the "Units") at a price of Cdn$0.50 per Unit for gross proceeds of Cdn$4,000,000.  Each Unit consisted of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant") of the Company, with each Warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of Cdn$0.75 for a period of 12 months following the closing date of the issuance of the Units.  Kondrat purchased 200,000 of the Units and Resolute purchased 1,200,000 of the Units.

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

B.  Significant Changes

There have been no significant changes in the affairs of the Company since the date of the audited annual consolidated financial statements of the Company as at and for the year ended December 31, 2020, other than as discussed in this Form 20-F.

Item 9.  The Offer and Listing

A.  Offer and Listing Details

The Company's common shares (a) are listed for trading on the Toronto Stock Exchange (the "TSX") under the symbol "LN", and (b) are quoted on the OTCQX tier of the OTC Markets (the "OTC") under the symbol "LONCF".  The prices in the following tables have been adjusted as applicable to reflect the two to one Share Consolidation implemented by the Company in September 2019.

Toronto Stock Exchange

The Company's common shares commenced trading on the TSX on April 26, 2013.  Prior to April 26, 2013, such shares traded on the TSX Venture Exchange.  The following table discloses the annual high and low sales prices in Canadian dollars for the common shares of the Company for the five most recent financial years of the Company as traded on the TSX:

Year	High (Cdn$)	Low (Cdn$)
2020	$0.89	$0.315
2019	$0.49	$0.13
2018	$0.26	$0.12
2017	$0.40	$0.15
2016	$0.50	$0.03

The following table discloses the high and low sales prices in Canadian dollars for the common shares of the Company for each quarterly period within the two most recent financial years of the Company as traded on the TSX:

Quarter Ended	High (Cdn$)	Low (Cdn$)
December 31, 2020	$0.87	$0.51
September 30, 2020	$0.89	$0.47
June 30, 2020	$0.70	$0.36
March 31, 2020	$0.88	$0.315
December 31, 2019	$0.49	$0.325
September 30, 2019	$0.44	$0.18
June 30, 2019	$0.18	$0.13
March 31, 2019	$0.20	$0.13

The following table discloses the monthly high and low sales prices in Canadian dollars for the common shares of the Company for the most recent six months as traded on the TSX:

Month	High (Cdn$)	Low (Cdn$)
March 2021 (1)	$0.71	$0.57
February 2021	$0.72	$0.53
January 2021	$0.63	$0.50
December 2020	$0.64	$0.51
November 2020	$0.87	$0.58
October 2020	$0.71	$0.51
September 2020	$0.89	$0.52

________________________________

(1) From March 1, 2021 to March 9, 2021.

US Trading

From April 27, 2011 to April 24, 2014, the Company's common shares were traded in the United States on the NYSE American, from April 25, 2014 to April 30, 2015, the Company's common shares traded in the United States on the OTCQB tier of the OTC, from May 1, 2015 to June 20, 2019, the Company's common shares traded in the United States on the OTC Pink tier of the OTC, and from June 21, 2019 to July 31, 2020, the Company's common shares traded in the United States on the OTCQB tier of the OTC.  Since August 3, 2020, the Company's common shares have traded in the United States on the OTCQX tier of the OTC.

The following table discloses the annual high and low sales prices in United States dollars for the common shares of the Company for the five most recent financial years of the Company as traded on the OTC Pink, OTCQB and OTCQX tiers of the OTC, as applicable.

Year	High (US$)	Low (US$)
2020	$0.66	$0.22
2019	$0.40	$0.19
2018	$0.18	$0.08
2017	$0.28	$0.10
2016	$0.40	$0.02

The following table discloses the high and low sales prices in United States dollars for the common shares of the Company for each quarterly period within the two most recent financial years as traded on the OTC Pink, OTCQB and OTCQX tiers of the OTC, as applicable:

Quarter Ended	High (US$)	Low (US$)
December 31, 2020	$0.66	$0.38
September 30, 2020	$0.63	$0.35
June 30, 2020	$0.50	$0.26
March 31, 2020	$0.64	$0.22
December 31, 2019	$0.38	$0.24
September 30, 2019	$0.40	$0.11
June 30, 2019	$0.13	$0.09
March 31, 2019	$0.14	$0.09

The following table discloses the monthly high and low sales prices in United States dollars for the common shares of the Company for the most recent six months as traded on the OTCQX tier of the OTC:

Month	High (US$)	Low (US$)
March 2021 (1)	$0.55	$0.46
February 2021	$0.56	$0.41
January 2021	$0.48	$0.40
December 2020	$0.51	$0.38
November 2020	$0.66	$0.46
October 2020	$0.52	$0.39
September 2020	$0.63	$0.40

(1) From March 1, 2021 to March 9, 2021.

B.  Plan of Distribution

This Form 20-F is being filed as an annual report under the U.S. Exchange Act and, as such, there is no requirement to provide any information under this item.

C.  Markets

The Company's outstanding common shares are listed on the TSX and are quoted on the OTCQX tier of the OTC.

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

The Company's authorized share capital consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series, of which 124,774,174 common shares and no preference shares were issued and outstanding as of March 24, 2021.  The following is a summary of the material provisions attaching to the common shares and preference shares.

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company; (i) are U.S. expatriates or former long-term residents of the U.S.; (j) are subject to taxing jurisdictions other than, or in addition to, the U.S.; or (k) are subject to special tax accounting rules with respect to the Common Shares.  U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Common Shares.

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

Passive Foreign Investment Company Rules

If the Company were to constitute a "passive foreign investment company" under the meaning of Section 1297 of the Code (a "PFIC", as defined below) for any year during a U.S. Holder's holding period, then certain potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares.  The Company believes that it was classified as a PFIC during the tax year ended December 31, 2020, and due to the nature of the Company's assets and the income that the Company expects to generate, the Company expects to be a PFIC for its current tax year and may be a PFIC in subsequent tax years.  No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested.  The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document.  Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status.  Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any subsidiary of the Company.

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

14.E.  Use of Proceeds

Not applicable.

Item 15.  Controls and Procedures.

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the U.S. Exchange Act) for the year ended December 31, 2020.  Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were adequately designed and are effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms.

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

Management conducted an evaluation of the design and operation of the Company's internal control over financial reporting as of December 31, 2020 based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.  Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2020 and no material weaknesses were discovered.

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

(d) Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the year ended December 31, 2020, that management believes have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

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

Item 16.C.  Principal Accountant Fees and Services

The following summarizes the total fees billed by the external auditors of the Company (Kreston GTA LLP) for each of the years ended December 31, 2020 and December 31, 2019.  All dollar amounts are inclusive of applicable taxes.

	2020	2019
Audit Fees	Cdn$45,000	Cdn$50,850
Audit-Related Fees	Nil	Cdn$11,618
Tax Fees	$5,000	Cdn$5,650
All Other Fees	Nil	Nil

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

Item 16.E.  Purchase of Equity Securities by the Issuer and Affiliated Purchasers

The Company did not purchase any of its common shares during the financial year ended December 31, 2020.

Item 16.F.  Change in Registrant's Certifying Accountant

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

Item 16.G.  Corporate Governance

Not applicable.

Item 16.H.  Mine Safety

Not applicable.

PART III

Item 17.  Financial Statements

Not applicable.

Item 18.  Financial Statements

The financial statements appear on pages F-1 through F-40.

Item 19.  Exhibits

The following exhibits are filed as part of this Form 20-F:

EXHIBIT NUMBER	DESCRIPTION
Constating Documents
1.1	Company's articles of amalgamation (1)
1.2	Company's general by-law (1)
1.3	Audit Committee's charter (1)
1.4	Company's Business Conduct Policy (1)
1.5	Company's articles of amendment (1A)

Registered Securities
2.1	Description of the registered securities

Material Contracts
4.1	Company's stock option plan

Subsidiaries
8.1	List of subsidiaries of the Company

Certifications
12.1	Certification of the Chief Executive Officer of the Company pursuant to Section 302 of Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer of the Company pursuant to Section 302 of Sarbanes-Oxley Act of 2002
13.1	Certification of the Chief Executive Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Chief Financial Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Other Exhibits
15.1	Management's discussion and analysis of the Company for the year ended December 31, 2020
15.2	Notice of Change in Auditor dated January 17, 2020 (2)
15.3	Letter from Successor Auditor (2)
15.4	Letter from Former Auditor (2)

XBRL
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File

Notes:

(1)  Previously filed as an exhibit to the Company's annual report on Form 20-F filed with the SEC on March 30, 2012.  SEC file number 001-35124.

(1A) Previously filed as exhibit 99.1 to the Company's current report on Form 6-K filed with the SEC on April 3, 2020.

(2) Previously filed as exhibits 99.1, 99.2 and 99.3, respectively, to the Company's current report on Form 6-K filed with the SEC on January 28, 2020.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 31, 2021

LONCOR RESOURCES INC.

(Registrant)

By: (signed) "Arnold T. Kondrat"________

        Arnold T. Kondrat

        Chief Executive Officer

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020

(Expressed in U.S. dollars - audited)

1 of 40

2 of 40

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

The consolidated financial statements for the year ended December 31, 2020 have been audited by Kreston GTA LLP, Chartered Professional Accountants and Licensed Public Accountants, in accordance with the standards of the Public Company Accounting Oversight Board (United States).

(Signed) "Arnold T. Kondrat"	(Signed) "Donat K. Madilo"

Arnold T. Kondrat	Donat K. Madilo
Chief Executive Officer	Chief Financial Officer

3 of 40

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Loncor Resources Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Loncor Resources Inc. (the "Company") as of December 31, 2020 and 2019, and the related consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for the years ended December 31, 2020 and 2019, and the related notes (collectively referred to as the "consolidated financial statements").

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for the years  ended December 31, 2020 and 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

4 of 40

Comparative Information

The consolidated financial statements of the Company as at December 31, 2018 and for the year ended December 31, 2018, were audited by another auditor who expressed an unqualified (unmodified) opinion on those financial statements on March 29, 2019.

Chartered Professional Accountants

Licensed Public Accountants

Markham, Canada

March 30, 2021

5 of 40

Report of Independent Registered Public Accounting Firm

To the Shareholders and Directors of Loncor Resources Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Loncor Resources Inc. (the "Company"), which comprise the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the year ended December 31, 2018, and the related notes (collectively referred to as the "consolidated financial statements").

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial performance and its consolidated cash flows of the Company for the year ended December 31, 2018 in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

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

6 of 40

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

UHY McGovern Hurley LLP

Chartered Professional Accountants Licensed Public Accountants

Toronto, Canada
March 29, 2019

251 Consumers Road, Suite 800
Toronto, Ontario
M2I 4R3
mcgovernhurley.com
t. 416-496-1234

7 of 40

Loncor Resources Inc. CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Expressed in U.S. dollars)

	Notes	December 31, 2020	December 31, 2019
		$	$
Assets
Current Assets
Cash and cash equivalents		256,624	77,696
Advances receivable and prepaid expenses	6	236,667	63,895
Due from related parties	7	26,474	-
Total Current Assets		519,765	141,591

Non-Current Assets
Property, plant and equipment	8	527,904	781,172
Exploration and evaluation assets	9	31,623,192	28,752,093
Intangible assets	10	1	1
Total Non-Current Assets		32,151,097	29,533,266

Total Assets		32,670,862	29,674,857

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable	12	715,452	336,256
Accrued liabilities		221,634	270,237
Due to related parties	7	284,920	950,464
Employee retention allowance	19	184,159	180,519
Lease obligation - current portion	16	188,370	204,248
Loans - current portion	13a	11,650	27,274
Current Liabilities		1,606,185	1,968,998

Common share purchase warrants	14c	-	31,888
Lease obligation - long-term portion	16	159,874	386,935
Loans - long-term portion	13b	26,501	-
Total Liabilities		1,792,560	2,387,821

Shareholders' Equity
Share capital	14	85,147,700	79,841,286
Reserves		8,940,059	8,411,647
Deficit		(63,209,457)	(60,965,897)
Total Shareholders' Equity		30,878,302	27,287,036
Total Liabilities and Shareholders' Equity		32,670,862	29,674,857

Approved and authorized for issue by the Board of Directors on March 30, 2021.
Signed on behalf of the Board of Directors by:

/s/ William R. Wilson	/s/ Arnold T. Kondrat

William R. Wilson	Arnold T. Kondrat
Director	Director

Going concern (Note 2b)

Event after the reporting period (Note 22)

The accompanying notes are an integral part of these consolidated financial statements.

8 of 40

Loncor Resources Inc. CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS (Expressed in U.S. dollars)
		For the year ended
	Notes	December 31, 2020	December 31, 2019	December 31, 2018
		$	$	$
Expenses
Consulting, management and professional fees		898,831	794,481	194,662
Employee benefits		555,150	358,794	172,597
Office and sundry		128,323	68,290	205,386
Share-based payments	15	289,665	154,789	1,676
Travel and promotion		240,320	111,965	167,681
Depreciation	8, 16	185,348	196,694	4,002
Interest and bank expenses		11,781	4,421	5,252
Interest on lease obligation	16	21,393	35,419	-
Fair value gain on government loan	13	(5,206)	-	-
(Gain) loss on derivative instruments	14c	(31,888)	30,349	(65,907)
Foreign exchange loss (gain)		49,927	11,236	(11,469)
Loss before other items		(2,343,644)	(1,766,438)	(673,880)
Interest and other income, including government assistance	16, 21	100,084	115,693	9,118
Loss and comprehensive loss for the year		(2,243,560)	(1,650,745)	(664,762)

Loss per share, basic and diluted	14d	(0.02)	(0.02)	(0.01)

Weighted average number of shares - basic and diluted	14d	105,203,090	93,885,097	86,498,291

The accompanying notes are an integral part of these consolidated financial statements.

9 of 40

Loncor Resources Inc. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Expressed in U.S. dollars)
	Common shares		Reserves	Deficit	Total shareholders' equity
	Number of shares	Amount
Balance at January 1, 2018	79,344,956	$77,286,874	$8,219,502	$(58,650,391)	$26,855,985

Loss for the year	-	-	-	(664,761)	(664,761)
Share-based payments (Note 15)	-	-	1,676	-	1,676
Common shares issued (Note 14b)	14,350,000	2,089,332	-	-	2,089,332
Balance at December 31, 2018	93,694,956	$79,376,206	$8,221,178	$(59,315,152)	$28,282,232

Loss for the year	-	-	-	(1,650,745)	(1,650,745)
Common shares issued (Note 14b)	-	-	190,469	-	190,469
Common shares issued	1,586,023	465,080	-	-	465,080
Balance at December 31, 2019	95,280,979	$79,841,286	$8,411,647	$(60,965,897)	$27,287,036

Loss for the year	-	-	-	(2,243,560)	(2,243,560)
Share-based payments (Note 15)	-	-	528,412	-	528,412
Common shares issued (Note 14b)	16,943,195	5,306,414	-	-	5,306,414
Balance at December 31, 2020	112,224,174	$85,147,700	$8,940,059	$(63,209,457)	$30,878,302

The accompanying notes are an integral part of these consolidated financial statements.

10 of 40

Loncor Resources Inc. CONSOLIDATED STATEMENTS OF CASH FLOWS (Expressed in U.S. dollars)
		For the year ended
	Notes	December 31, 2020	December 31, 2019	December 31, 2018
		$	$	$
Cash flows from operating activities
Loss for the year		(2,243,560)	(1,650,745)	(664,762)
Adjustments to reconcile loss to net cash used in operating activities
Depreciation		185,348	196,694	4,002
Share-based payments	15	450,912	519,549	1,676
Fair value gain on government loan	13	(5,062)	-	-
Accretion expense on government loan	13	623	-	-
(Gain) loss on derivative instruments	14c	(31,888)	30,349	(65,766)
Interest on lease obligation	16	21,393	35,419	-
Changes in non-cash working capital
Advances receivable and prepaid expenses		(172,772)	(13,314)	83,183
Due from related parties		(26,474)	-	4,518
Employee retention allowance	19	3,640	8,652	(36,286)
Accounts payable		379,196	35,974	(59,368)
Accrued liabilities		33,082	(41,001)	(57,161)
Net cash used in operating activities		(1,405,562)	(878,423)	(789,964)

Cash flows from investing activities
Acquisition of subsidiary, net of cash acquired	4	-	(97,525)	-
Acquisition of additional interest in subsidiary	4	(140,000)	-	-
Acquisition of mineral properties		-	-	(8,598)
Expenditures on exploration and evaluation assets		(2,796,013)	(227,089)	(258,287)
Net cash used in investing activities		(2,936,013)	(324,614)	(266,885)

Cash flows from financing activities
Proceeds from share issuances, net of issuance costs		5,383,914	136,000	2,012,082
Loans received (repaid)	13	15,316	(12,767)	(347,712)
Principal repayment of lease obligation	16	(213,183)	(183,342)	-
Due to related parties		(665,544)	689,940	23,219
Net cash provided from financing activities		4,520,503	629,831	1,687,589

Effect of foreign exchange on cash balances		-	-	-
Net increase (decrease) in cash and cash equivalents during the year		178,928	(573,206)	630,740
Cash and cash equivalents, beginning of the year		77,696	650,902	20,162
Cash and cash equivalents, end of the year		256,624	77,696	650,902

Supplemental cash flow information (Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

11 of 40

Loncor Resources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in U.S. dollars, except for per share amounts)

1. Corporate Information

Loncor Resources Inc. (the "Company" or "Loncor") is a corporation governed by the Ontario Business Corporations Act. The principal business of the Company is the acquisition and exploration of mineral properties.

These consolidated financial statements as at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 include the accounts of the Company and of its wholly owned subsidiaries in the Democratic Republic of the Congo (the "Congo"), Loncor Resources Congo SARL, in the U.S., Nevada Bob's Franchising, Inc., and in Canada, Loncor Kilo Inc. Loncor Resources Congo SARL owns 100% of the common shares of Devon Resources SARL and 100% of Navarro Resources SARL.

Loncor Kilo Inc. owns 84.68% of the outstanding shares of Admubi Mining S.A. ("Adumbi"), a company registered in the Congo which changed its name from KGL-Somituri SARL in January 2020, and 100% of the common shares of Kilo Isiro Atlantic Ltd (a British Virgin Islands company). Kilo Isiro Atlantic Ltd owns 49% of the shares of Isiro (Jersey) Limited which in turn owns 100% of the shares of KGL Isiro SARL in the Congo.

The Company is a publicly traded company whose outstanding common shares trade on the Toronto Stock Exchange, the OTCQX market in the United States and the Frankfurt Stock Exchange. The head office of the Company is located at 1 First Canadian Place, 100 King St. West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada.

2. Basis of Preparation

a) Statement of compliance

These consolidated financial statements as at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The accompanying financial information as at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 has been prepared in accordance with those IASB standards and IFRS Interpretations Committee ("IFRIC") interpretations issued and effective, or issued and early-adopted, at December 31, 2020.

The date the Company's Board of Directors approved these consolidated financial statements was March 30, 2021.

b) Going Concern

The Company incurred a net loss of $2,243,560 for the year ended December 31, 2020 (year ended December 31, 2019 - net loss of $1,650,745 and year ended December 31, 2018 - net loss of $664,762) and as at December 31, 2020 had a working capital deficit of $1,086,420 (December 31, 2019: a working capital deficit of $1,827,407).

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company's business or ability to raise funds.

Management is also closely monitoring the impact of COVID-19 on the Company's business, including the impact on employees, operations, supplies, liquidity and capital resources. In order for the Company to continue as a going concern and fund its operations, the Company will require additional financing. The availability of financing will be affected by, among other things, the state of the capital markets considering the impact of COVID-19 and strategic partnership arrangements. The recoverability of the amount shown for exploration and evaluation assets is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain financing to continue to perform exploration activity or complete the development of the properties where necessary, or alternatively, upon the Company's ability to recover its incurred costs through a disposition of its interests, all of which are uncertain.

12 of 40

Loncor Resources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in U.S. dollars, except for per share amounts)

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

13 of 40

Loncor Resources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in U.S. dollars, except for per share amounts)

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

Judgments:

i. Provisions and contingencies

The amount recognized as provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements. As at December 31, 2020 and 2019, the Company does not have any material asset retirement obligations related to its exploration and evaluation assets.

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

14 of 40

Loncor Resources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in U.S. dollars, except for per share amounts)

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

15 of 40

Loncor Resources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in U.S. dollars, except for per share amounts)

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

16 of 40

Loncor Resources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in U.S. dollars, except for per share amounts)

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

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires with any associated gain or loss recognized in other income or expense in the consolidated statements of loss and comprehensive loss.

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

17 of 40

Loncor Resources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

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

18 of 40

Loncor Resources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in U.S. dollars, except for per share amounts)

If the carrying amount of the asset exceeds its recoverable amount, the asset is impaired and an impairment loss is charged to the statements of loss and comprehensive loss so as to reduce the carrying amount to its recoverable amount (i.e., the higher of fair value less cost to sell and value in use). Fair value less cost to sell is the amount obtainable from the sale of an asset or CGU in an arm's length transaction between knowledgeable, willing parties, less the costs of disposal. Value in use is determined as the present value of the future cash flows expected to be derived from an asset or CGU. Estimated future cash flows are calculated using estimated future prices, any mineral reserves and resources and operating and capital costs. All assumptions used are those that an independent market participant would consider appropriate. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted. During the year ended December 31, 2020, the Company recognized impairment of exploration and evaluation assets for $nil (December 31, 2019  and 2018- $nil) to adjust the  carrying value of the assets to their fair value, using a level 3 value in use methodology.

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

19 of 40

Loncor Resources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

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

o) Decommisioning obligations

The Company recognizes an estimate of the liabilities associated with decommissioning obligations when it has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the obligation can be made. The estimated fair value of the decommissioning  obligations is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is amortized over the estimated life of the asset. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to any earnings in the period. The decommissioning obligations are charged against the decommissioning obligations to the extent of the liability recorded. The Company has no material decommissioning obligations as at December 31, 2020 and 2019.

p) Business Combination

On the acquisition of a business, the Company uses the acquisition method of accounting, whereby the purchase consideration is allocated to the identifiable assets and liabilities on the basis of fair value at the date of acquisition. Incremental costs related to acquisitions are expensed as incurred. When the cost of the acquisition exceeds the fair value of the identifiable net assets acquired, the difference is recorded as goodwill. If the fair value attributable to the Company's share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the consolidated statement of loss and comprehensive loss.

20 of 40

Loncor Resources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in U.S. dollars, except for per share amounts)

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

r) Employee retention allowance

The Company previously had an incentive employee retention policy under which an amount equal to one month salary per year of service was accrued to each qualified employee up to a maximum of 10 months (or 10 years of service with the Company and/or a related company). To qualify for this retention allowance, an employee was required to complete two years of service with the Company and/or a related company. The full amount of retention allowance accumulated by a particular employee is paid out when the employee is no longer employed with the Company, unless other arrangements are made or unless there is a termination due to misconduct, in which case the retention allowance is forfeited. While the retention allowance policy was discontinued by the Company effective December 31, 2017, the retention allowance amounts accrued up to December 31, 2017 remain recorded as a liability in the Company's consolidated statement of financial position. There is uncertainty about the timing  and amount of these potential retention allowance payments.

s) Right-of-use assets and lease obligation

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

21 of 40

Loncor Resources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in U.S. dollars, except for per share amounts)

The Company presents right-of-use assets in the property, plant and equipment line item on the consolidated statements of financial position and the lease liability in the lease obligation line item on the consolidated statements of financial position.

Short-term leases and leases of low value assets

The Company does not to recognize right-of-use assets and lease liabilities for leases that have a lease term of 12 months or less and do not contain a purchase option or for leases related to low value assets. Lease payments on short-term leases and leases of low value assets are recognized as an expense in the consolidated statements of loss and comprehensive loss.

Sub-leases

The Company recognizes payments received from the sub-lease arrangements as lease income while retaining the right-of-use assets and the lease liability in its consolidated statements of financial position.

t) Government Grants

Government loan programs often include conditions that borrowers must meet throughout the term ofthe loan. Borrowers should recognize a government grant when there is reasonable assurance that they will meet the conditions attached to it and will receive the funds.

A borrower may receive a loan from the government that, if certain conditions are met, all or a portionof the loan will be forgiven. If there is reasonable assurance that the borrower will meet the terms for the forgiveness of the loan, the loan is treated as a government grant in accordance with IAS 20. Otherwise, the loan should be accounted for in accordance with IFRS 9.

In other programs, a borrower may receive a below-market interest rate loan from the government. A below-market interest loan is initially recognized at its fair value plus or minus any transaction costs inaccordance with IFRS 9. The interest rate differential, measured as the difference between the initial carrying value of the loan and the proceeds received, is treated as a government grant andaccounted for in accordance with IAS 20.

u) New Accounting Standards Not Yet Adopted

IAS 1 - Presentation of Financial Statements

On January 23, 2020, the IASB issued an amendment to IAS 1 Presentation of Financial Statements providing a more general approach to the classification of liabilities. The amendment clarifies that the classification of liabilities as current or noncurrent depends on the rights existing at the end of the reporting period as opposed to the expectations of exercising the right for settlement of the liability. The amendments further clarify that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendments are effective for annual periods beginning on or after January 1, 2023 and are to be applied retrospectively, with early adoption permitted. The Company is assessing the financial impact of the amendment on its consolidated financial statements.

IAS 16 - Property, Plant and Equipment

On May 14, 2020, the IASB issued an amendment to IAS 16 Property, Plant and Equipment to prohibit deducting from the cost of an item of property, plant and equipment, any proceeds from selling items produced while bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. The proceeds from selling such items, and the cost of producing those items are to be recognized in profit and loss. The amendments are effective for annual periods beginning on or after January 1, 2022 with early adoption permitted. The amendment is to be applied retrospectively only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the earliest period presented in the financial statements in the year in which the amendments are first applied. The Company is assessing the financial impact of the amendment on its consolidated financial statements.

22 of 40

Loncor Resources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in U.S. dollars, except for per share amounts)

IAS 37 - Provisions, Contingent Liabilities and Contingent Assets

On May 14, 2020, the IASB issued an amendment to IAS 37 Provisions, Contingent Liabilities and Contingent Assets to specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous. The amendment specifies that the cost of fulfilling a contract comprises the costs that relate directly to the contract. Costs that relate directly to the contract can either be incremental costs of fulfilling the contract or an allocation of other costs that relate directly to fulfilling contracts. The amendments are effective for contracts for which the Company has not yet fulfilled all its obligations on or after January 1, 2022 with early adoption permitted. The Company is assessing the financial impact of the amendment on its consolidated financial statements.

IFRS 9 - Financial Instruments

On May 14, 2020, the IASB issued an amendment to IFRS 9 Financial Instruments clarifying which fees to include in the test in assessing whether to derecognize a financial liability. Only those fees paid or received between the borrower and the lender, including fees paid or received by either the entity or the lender on the other's behalf are included. The amendment is effective for annual periods beginning on or after January 1, 2022 with early adoption permitted. The Company is assessing the financial impact of the amendment on its consolidated financial statements.

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

Upon the Company completing the Security Enforcement, Kilo Inc. became a wholly-owned subsidiary of the Company, such that the Company now holds, through Kilo Inc., Kilo Inc.'s mineral projects in the Congo (these mineral projects consisted of a 71.25% interest in the Adumbi properties and a 49% interest in the Isiro properties, which are all located in the Ngayu gold belt in northeastern Congo near Loncor's existing Ngayu properties).  See Notes 9(e) and 9(f).

The acquisition of Kilo Inc. has been recorded as a business combination under IFRS 3 Business Combinations.The total consideration has been allocated to the fair value of assets and liabilities acquired as follows:

23 of 40

Loncor Resources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in U.S. dollars, except for per share amounts)

Total consideration:
Cash consideration	$98,124
Purchase Price	$98,124

Fair value of assets and liabilities:
Cash and cash equivalent	$599
Property, Plant and Equipment	$223,346
Exploration and Evaluation Assets	$175,446
Accounts payable and accrued liabilities	$(301,267)
Fair value of net assets acquired	$98,124

In March 2020, the Company acquired an additional 5.04% interest in Adumbi pursuant to a private transaction with one of the former minority shareholders of Adumbi for total consideration of $140,000. This acquisition increased the Company's interest in Adumbi from 71.25% to 76.29%. In September 2020, Adumbi was restructured as per the requirements of the OHADA (Organization for the Harmonization of Business Law in Africa) Uniform Act relating to commercial companies. The restructuring resulted in the Company increasing its interest in Adumbi Mining to 84.68%, minority shareholders holding 5.32% and the Congo 10%. The Congo was allocated 10% in accordance with the requirements of the new Congo Mining Code enacted in 2018. Also as a result of the restructuring, Adumbi Mining will now operate as "Adumbi Mining S.A." rather than Adumbi Mining SARL.

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

24 of 40

Loncor Resources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in U.S. dollars, except for per share amounts)

5. Subsidiaries

 The following table lists the Company's direct and indirect subsidiaries:

Name of Subsidiary	Place of Incorporation	Proportion of Ownership Interest	Direct/Indirect	Principal Activity
Loncor Resources Congo SARL	Democratic Republic of the Congo	100%	Direct	Mineral Exploration
Nevada Bob's Franchising, Inc.	Delaware, USA	100%	Direct	Dormant
Devon Resources SARL	Democratic Republic of the Congo	100%	Indirect	Mineral Exploration
Navarro Resources SARL	Democratic Republic of the Congo	100%	Indirect	Mineral Exploration
Loncor Kilo Inc.	Ontario, Canada	100%	Direct	Mineral Exploration
Adumbi Mining S.A.	Democratic Republic of the Congo	84.68%	Indirect	Mineral Exploration
KGL Isiro Atlantic Ltd	British Virgin Islands	100%	Indirect	Mineral Exploration

6. Advances receivable and prepaid expenses

	December 31, 2020	December 31, 2019
Supplier prepayments and deposits	90,928	-
Loan to KGL and accrued interest	56,199	51,075
Other receivables and employee advances	22,997	12,820
Harmonized Sales Tax receivable	66,543	-
	$236,667	$63,895

In connection with the Kilo Agreement (Note 4), the Company provided to Kilo Goldmines Ltd. an unsecured loan in the principal amount of  $50,044 (Cdn$65,000) bearing interest of 8% per annum and repayable on demand. For the year ended December 31, 2020, the interest accrued on the loan was $5,147 (December 31, 2019 - $1,008).

Other receivables and employee advances of $22,997, are non-interest bearing, unsecured and due on demand (December 31, 2019 - $12,820).

7. Related party transactions

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation, and are not disclosed in this note.

a) Key Management Remuneration

Key management includes directors (executive and non-executive), the Chief Executive Officer ("CEO"), the Chief Financial Officer, and the senior executives reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the years ended December 31, 2020, December 31, 2019 and December 31, 2018 was as follows:

25 of 40

Loncor Resources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in U.S. dollars, except for per share amounts)

	For the year ended
	December 31, 2020	December 31, 2019	December 31, 2018
Salaries and bonus	$542,558	$376,386	$160,869
Compensation expense-share-based payments	$188,601	$122,999	$-
	$731,159	$499,385	$160,869

b) Other Related Party Transactions

As at December 31, 2020, an amount of $279,154 relating to management fees and advances provided to the Company was due to Arnold Kondrat ("Mr. Kondrat"), the CEO and a director of the Company (December 31, 2019 - $821,168). Total management fees accrued to Mr. Kondrat for the year ended December 31, 2020 were $242,497 (2019 - $90,444).

As at December 31, 2020, an amount of $26,474 was due from Gentor Resources Inc. (a company with common directors) related to common expenses (December 31, 2019 - $129,296 was due to Gentor).

As at December 31, 2020, an amount of $5,766 was due to KGL Resources Ltd. (a company with a common officer) related to common expenses (December 31, 2019 - $nil).

The amounts included in due to related party are unsecured, non-interest bearing and are payable on demand.

8. Property, Plant and Equipment

The Company's property, plant and equipment are summarized as follows:

	Furniture & fixtures	Office & Communication equipment	Vehicles	Land and Building	Field camps and equipment	Right-of-use asset	Leasehold improvements	Total
	$	$		$	$	$	$	$
Cost
Balance at January 1, 2019	151,786	112,801	11,708	-	425,003	-	84,906	786,204
Additions	-	-	-	217,617	5,728	739,106	-	962,451
Disposals	-	(84,611)	-	-	(209,356)	-	-	(293,967)
Balance at December 31, 2019	151,786	28,190	11,708	217,617	221,375	739,106	84,906	1,454,688
Additions	-	-	-	-	-	-	-	-
Disposals	-	-	-	-	-	-	-	-
Revaluation of asset	-	-	-	-	-	(51,149)	-	(51,149)
Balance at December 31, 2020	151,786	28,190	11,708	217,617	221,375	687,957	84,906	1,403,539

Accumulated Depreciation
Balance at January 1, 2019	139,607	104,688	11,708	-	425,003	-	84,906	765,912
Additions	2,259	2,528	-	2,985	989	192,810	-	201,571
Disposals	-	(84,611)	-	-	(209,356)	-	-	(293,967)
Balance at December 31, 2019	141,866	22,605	11,708	2,985	216,636	192,810	84,906	673,516
Additions	1,839	2,528	-	11,938	3,964	181,850	-	202,119
Disposals	-	-	-	-	-	-	-	-
Balance at December 31, 2020	143,705	25,133	11,708	14,923	220,600	374,660	84,906	875,635
Balance at January 1, 2019	12,179	8,113	-	-	-	-	-	20,292
Balance at December 31, 2019	9,920	2,414	-	214,632	-	546,296	-	781,172
Balance at December 31, 2020	8,081	3,057	-	202,694	775	313,297	-	527,904

During the year ended December 31, 2020, depreciation in the amount of $16,771 (year ended December 31, 2019 - $4,878, year ended December 31, 2018 - $580) was capitalized to exploration and evaluation assets.

26 of 40

Loncor Resources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in U.S. dollars, except for per share amounts)

9. Exploration and Evaluation Assets

	North Kivu	Ngayu	Imbo	Total
Cost
Balance as at January 1, 2019	$10,281,524	$17,460,907	$-	$27,742,431
Additions	159,205	2,756,814	254,283	3,170,302
Earn-in Barrick payment	-	(2,762,890)	-	(2,762,890)
Balance as at December 31, 2019	$10,440,729	$17,454,831	$254,283	$28,149,843
Additions	180,637	4,279,656	2,760,307	7,220,600
Adjustment	-	-	(81,685)	(81,685)
Earn-in Barrick payment	-	(4,267,816)	-	(4,267,816)
Balance as at December 31, 2020	$10,621,366	$17,466,671	$2,932,905	$31,020,942

There is $602,250 of intangible exploration and evaluation expenditures as at December 31, 2020 (December 31, 2019 - $602,250).These Intangible exploration and evaluation assets are in relation to mineral rights acquired with respect to the Ngayu ($150,000), Devon ($152,250) and Navarro ($300,000) properties. The intangibles have not been included in the table above.

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

In 2015, due to a decrease in gold prices coupled with the reduction of the exploration budget, the Company conducted an impairment analysis whereby the carrying value of the Ngayu exploration and evaluation asset as at December 31, 2015 was assessed for possible impairment. The asset's recoverable amount was calculated applying a fair value of $15 per ounce of gold in the ground, which was provided by a valuation analysis of an independent report on similar African exploration companies, to the Ngayu project's Makapela estimated mineral resource. Since the carrying value of the asset was determined to be higher than its recoverable amount, an impairment loss of $2,300,000 was recorded during the year ended December 31, 2015.  As at December 31, 2020 and 2019, the Company conducted an analysis of various factors and determined that there was no further impairment recognized by IFRS 6, and no evidence to support an impairment reversal. As at December 31, 2020, the Company determined that no impairment charge or gain was required.

27 of 40

Loncor Resources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

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

e. Adumbi

The Adumbi (previously KGL-Somituri, See Note 4) properties consist of six (6) mining licenses valid until 2039 and which cover an area of 361 square kilometers within the Archaean Ngayu Greenstone Belt in the Ituri and Haut Uele provinces in north eastern Congo. The Company's interest in the Adumbi properties was acquired in September 2019 through the agreement with Resolute, KGL and Kilo Inc. (see Note 4). The six mining licenses (Exploitation permits)

are registered in the name of Adumbi, a company incorporated under the laws of the Congo in which the Company holds a 84.68% interest and the minority partners hold 15.32% (including 10% free carried interest owned by the government of the Congo). See Note 4.

Under an agreement signed in April 2010 with the minority partners of Adumbi, the Company's subsidiary Loncor Kilo Inc. agreed to finance all activities of Adumbi, until the filing of a bankable feasibility study, by way of loans which bear interest at the rate of 5% per annum. Within thirty days of the receipt of a bankable feasibility study, the minority partners may collectively elect to exchange their equity participation for either a 2% net smelter royalty, or a 1% net smelter royalty plus an amount equal to 2 Euros per ounce of proven mineral reserves.

f. Isiro

The Isiro properties consist of eleven (11) exploration permits registered in the name of KGL-Isiro SARL and covering an area of 1,884 square kilometers in the province of Haut Uele, in north eastern Congo. The Company owns through Loncor Kilo Inc. 100% of the common shares of Kilo Isiro Atlantic Ltd. Kilo Isiro Atlantic Ltd owns 49% of the shares of Isiro (Jersey) Limited, which in turn owns 100% of the shares in KGL-Isiro SARL (a company registered in the Congo).

The KGL Isiro SARL permits were put under force majeure with effect from February 14, 2014 pending resolution of a court action involving these properties and their expiry is extended by the period of force majeure.

The Company has entered into a joint venture agreement with Barrick Gold (DRC) Limited relating to three of the Isiro exploration permits.  The terms of this agreement are substantially the same as the other joint venture agreements that the Company currently has with Barrick (see "Additional Barrick Agreements" below).  Under this Isiro joint venture agreement, Barrick manages and funds all exploration of the joint venture ground until the completion of a pre-feasibility study.  Once the joint venture committee has determined to move ahead with a full feasibility study, a special purpose vehicle ("SPV") would be created to hold the specific discovery area.  Subject to the DRC's free carried interest requirements, Barrick would retain 65% of the SPV with Loncor holding the balance of 35%.  Loncor would be required to fund its pro-rata share of the SPV in order to maintain its 35% interest or be diluted.

Additional Barrick Agreements

In January 2016, the Company's subsidiary, Loncor Resources Congo SARL ("Loncor Congo"), entered into an agreement with Randgold Resources (DRC) Limited (which is now named Barrick Gold (DRC) Limited)("Barrick") with respect to a portion of the Company's Ngayu project. This agreement provides for the potential future establishment of a joint venture special purpose company ("Mining Company") between Loncor Congo and Barrick. The Mining Company will be established only if exploration activities undertaken by Barrick at the Ngayu project result in an approved completed pre-feasibility study on any gold discovery meeting the investment criteria of Barrick.  The agreement does not include certain parcels of land surrounding and including the Makapela and Yindi prospects which are retained by Loncor Congo and do not form part of the agreement.

28 of 40

Loncor Resources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in U.S. dollars, except for per share amounts)

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

In June 2020, the Company's 84.68%-owned subsidiary, Adumbi Mining S.A. ("Adumbi Mining"), entered into a joint venture agreement (the "New Barrick JV") with Barrick for two of the exploitation permits held by Adumbi Mining (the "JV Permits") covering ground contiguous to the Company's Imva area within the Ngayu gold belt in the northeast of the Congo.  The purpose of the New Barrick JV is to conduct exploration on the JV Permit properties to evaluate possible development and mining of such properties. The terms of this New Barrick JV are similar to the terms of Barrick's agreement with Loncor Congo, as summarized above.

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

11. Segmented Reporting

The Company has one operating segment: the acquisition, exploration and development of precious metal projects located in the Congo. The operations of the Company are located in two geographic locations, Canada and the Congo. Geographic segmentation of non-current assets is as follows:

December 31, 2020
	Property, plant and equipment	Intangible assets	Exploration and evaluation
Congo	$205,189	-	$31,623,192
Canada	$322,715	$1	-
	$527,904	$1	$31,623,192
December 31, 2019
	Property, plant and equipment	Intangible assets	Exploration and evaluation
Congo	$221,960	-	$28,752,093
Canada	$559,212	$1	-
	$781,172	$1	$28,752,093

29 of 40

Loncor Resources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in U.S. dollars, except for per share amounts)

12. Accounts Payable

The following table summarizes the Company's accounts payable:

	December 31, 2020	December 31, 2019
Exploration and evaluation expenditures	$417,566	$128,303
Non-exploration and evaluation expenditures	$297,886	$207,953

Total Accounts Payable	$715,452	$336,256

13. Loans

a) In June 2018, as part of the closing of the acquisition of Devon, the Company issued an unsecured non-interest bearing note in the amount $265,000, payable on demand, in satisfaction of the non-share component of the consideration for the Devon acquisition. As at December 31, 2020, the balance of $11,650 was outstanding (December 31, 2019 - $27,274).

b) In May 2020, the Company received a $29,352 (Cdn$40,000) line of credit ("CEBA LOC") with Toronto-Dominion Bank under the Canada Emergency Business Account ("CEBA") program funded by the Government of Canada. The CEBA LOC is non-interest bearing, can be repaid at any time without penalty.

On January 1, 2021, the outstanding balance of the CEBA LOC will automatically convert to a 2-year interest free term loan ("CEBA Term Loan"). The CEBA Term Loan may be repaid at any time without notice or the payment of any penalty. If 75% of the CEBA Term Loan is repaid on or before December 31, 2022, the repayment of the remining 25% of such CEBA Term Loan shall be forgiven. If on December 31, 2022, the Compny exercises the option for a 3-year extension, 5% interest during the term extension period will aply on any balance remaining.

The Company recorded the CEBA LOC upon initial recognition at its fair value of $24,146 (Cdn$32,906) using an effective interest rate of 3.45%. The difference of $5,201 (Cdn$7,094) between the fair value and the total amount of CEBA LOC received has been recorded as a fair value gain on loans advanced in the consolidated statement of loss and comprehensive loss. During the year ended December 31, 2020, interest of $623 (Cdn$835) has been accreted on the CEBA LOC and is included within "interest and bank expenses" in the consolidated statement of loss and comprehensive loss (years ended December 31, 2019 and 2018 - $Nil).

As at December 31, 2020, the CEBA LOC is valued at $26,501 (Cdn$33,741) (December 31, 2019 - $Nil (Cdn$Nil)).

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

30 of 40

Loncor Resources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

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

b) Issued share capital

The following table summarizes the Company issued common shares

	Number of shares	Amount

Balance - December 31, 2017	79,344,956	77,286,874

June 19, 2018	850,000	131,325
June 29, 2018	13,000,000	2,008,500
June 30, 2018	500,000	77,250
cost of issuance		(127,743)

Balance - December 31, 2018	93,694,956	$79,376,206

September 17, 2019	54,326	15,993
October 31, 2019	1,000,000	304,120
December 9, 2019	31,697	8,967
December 27, 2019	500,000	136,000

Balance - December 31, 2019	95,280,979	$79,841,286

February 3, 2020	500,000	135,594
February 6, 2020	22,659	8,502
February 25, 2020	6,000,000	1,807,200
cost of issuance		(80,842)
February 28, 2020	375,000	100,535
June 30, 2020	24,896	8,292
July 31, 2020	8,000,000	2,984,000
August 27, 2020	2,000,000	761,700
cost of issuance		(427,145)
September 9, 2020	20,640	8,578

Balance - December 31, 2020	112,224,174	$85,147,700

On June 19, 2018, the Company closed a non-brokered private placement of 850,000 common shares of the Company at a price of Cdn$0.20 per share for gross proceeds of $131,325 (Cdn$170,000). Mr. Kondrat (CEO and a director of the Company) purchased 350,000 of the shares issued under this financing.

On June 26, 2018, private placement and share swap transactions (the "Transactions") were completed with Resolute Mining Limited ("Resolute"). Pursuant to the private placement Transaction, the Company issued 13,000,000 common shares to Resolute at a price of Cdn$0.20 per share for gross proceeds of $2,008,500 (Cdn$2,600,000). In connection with this private placement, the Company incurred $127,743 of issuance costs settled in cash. Pursuant to the share swap Transaction, Resolute purchased 12,500,000 common shares of the Company held by Mr. Kondrat in exchange for the future issuance on or before July 16, 2018 by Resolute to Mr. Kondrat of $1,931,250 (Cdn$2,500,000) worth of Resolute ordinary shares (capped at a maximum of 3,000,000 Resolute shares).

On June 29, 2018 the Company issued 500,000 common shares at a price of Cdn$0.20 per share as part of the acquisition of Devon (Note 4).

31 of 40

Loncor Resources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in U.S. dollars, except for per share amounts)

In September 2019, the Company issued 54,326 common shares at a price of Cdn$0.39 per share as the consideration for certain consulting services rendered by a third party.

Also in September 2019, all of the Company's common shares issued and outstanding were consolidated on the basis of one common share of the Company for every 2 (two) existing common shares. All of the share, stock option and warrant amounts in these consolidated financial statements have been adjusted to reflect the said share consolidation.

In October and in December 2019, the Company issued 1,000,000 common shares at a price of Cdn$0.40 per share and 31,697 common shares at a price of Cdn$0.375 per share, respectively, as the consideration for certain consulting services rendered by third parties. Also in December 2019, warrants to purchase 500,000 common shares of the Company were exercised at a price of Cdn$0.36 per share for gross proceeds of $136,000 (Cdn$180,000).

In February 2020, the Company closed a private placement of 6,000,000 common shares of the Company at a price of Cdn$0.40 per share for gross proceeds of $1,807,200 (Cdn$2,400,000). In connection with this private placement, the Company incurred $80,842 of issuance costs settled in cash. A total of 1,790,000 of the common shares were purchased by certain insiders of the Company, including Mr. Kondrat, who purchased 1,440,000 of the common shares. The Company also issued in February 2020, 22,659 common shares at a price of Cdn$0.50 per share as the consideration for certain consulting services rendered by a third party and warrants to purchase 875,000 common shares of the Company were exercised at a price of Cdn$0.36 per share for gross proceeds of $236,129 (Cdn$315,000).

In June 2020, the Company issued 24,896 common shares at a price of Cdn$0.4539 per share, as the consideration for  consulting services rendered by a third party.

In July and August 2020, the Company closed, in two tranches, a private placement financing (the "Financing") for a total of 10,000,000 common shares of the Company at a price of Cdn$0.50 per share for total gross proceeds of $3,745,700 (Cdn$5,000,000).  A total of 3,390,000 of the said shares were purchased by certain insiders of the Company. In connection with this private placement, the Company incurred $427,145 issuance costs settled in cash and warrants.

In September 2020, the Company issued 20,640 common shares at a price of Cdn$0.5475 per share, as the consideration for  consulting services rendered by a third party.

As of December 31, 2020, the Company had issued and outstanding 112,224,174 common shares (December 31, 2019 - 95,280,979). No preference shares are issued and outstanding. Subsequent to December 31, 2020, the Company issued 11,500,000 common shares pursuant to an additional private placement financing (see Note 21).

c) Common share purchase warrants

The following table summarizes the Company's common share purchase warrants outstanding as at December 31, 2020:

	Number of warrants	Weighted average exercise price (Cdn$)	Expire Date	Weighted average remaining life (Years)

Outstanding and exercisable at December 31, 2019	875,000	0.36

Exercised	(875,000)	0.36
Granted	123,000	0.61	July 31, 2022	1.58
Granted	414,000	0.61	August 26, 2022	1.65

Outstanding and exercisable at December 31, 2020	537,000	0.61		1.64

During the year ended December 31, 2020, 875,000 outstanding common share purchase warrants were exercised at a price of Cdn$0.36 per share for gross proceeds to the Company of $236,129 (Cdn$315,000).

During the year ended December 31, 2019, warrants to purchase 500,000 common shares of the Company were exercised and 437,500 common share purchase warrants expired unexercised. The common share purchase warrants issued in 2017 are classified as a liability because they are a derivative financial instrument due to the currency of their exercise price differing from the functional currency of the Company. The common share purchase warrants classified as a liability are re-valued at each period end, with a gain or loss reported on the consolidated statements of loss and comprehensive loss.  For the year ended December 31, 2020, the Company recognized a gain of $31,888 in the consolidated statements of loss and comprehensive loss representing the change in fair value on this derivative financial instrument (year ended December 31, 2019 - loss of $30,349; year ended December 31, 2018 - gain of $65,907).

32 of 40

Loncor Resources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in U.S. dollars, except for per share amounts)

During the year ended December 31, 2020, the Company issued 537,000 common share purchase warrants in consideration for certain services provided with respect to the July and August 2020 Financing. These warrants are classified as equity settled share-based payment transactions and accounted for under IFRS 2.

No warrants were forfeited or cancelled during the years ended December 31, 2020 and 2019.

As at December 31, 2020, the Company had 537,000 (December 31, 2019 - 875,000) common share purchase warrants outstanding and exercisable.

The value of the warrants was calculated using the Black-Scholes model and the assumptions at grant date and period end date were as follows:

(i) Risk-free interest rate: 0.27% - 0.29%, which is based on the Bank of Canada benchmark bonds yield 2 year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the warrants

(ii) Expected volatility: 78.23% - 82.24%, which is based on the Company's historical stock prices

(iii) Expected life: 0 - 2 year

(iv) Expected dividends: $Nil

d) Loss per share

Basic and diluted loss per share was calculated on the basis of the weighted average number of common shares outstanding for the year ended December 31, 2020 amounting to 105,203,090 (year ended December 31, 2019 - 93,885,097, December 31, 2018 - 86,498,291) common shares. Stock options and warrants were considered anti-dilutive and therefore were excluded from the calculation of diluted (loss) income per share.

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

Under this Stock Option Plan, unless otherwise determined by the board at the time of the granting of the options, 25% of the options granted vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.  As per the determination of the board, (a) the stock options granted on June 24, 2019, December 6, 2019 and January 14, 2020 and certain stock options granted on September 15, 2020 fully vested on the 4 month anniversary of the grant date, and (b) other stock options granted on September 15, 2020 vested on the grant date.

The following tables summarize information about stock options:

For the year ended December 31, 2020
		During the year
Exercise Price Range (Cdn$)	Opening Balance	Granted	Exercised	Forfeiture	Expired	Closing Balance	Weighted average remaining contractual life (years)	Vested & Exercisable	Unvested

0-0.70	4,840,000	665,000	-	-	-	5,505,000	3.07	5,153,750	351,250

Weighted Average Exercise Price (Cdn$)	0.27	0.54				0.30		0.30

33 of 40

Loncor Resources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in U.S. dollars, except for per share amounts)

For the year ended December 31, 2019
		During the year
Exercise Price Range (Cdn$)	Opening Balance	Granted	Exercised	Forfeiture	Expired	Closing Balance	Weighted average remaining contractual life (years)	Vested & Exercisable	Unvested

0-0.70	1,050,000	3,790,000	-	-	-	4,840,000	3.95	2,007,500	2,832,500

Weighted Average Exercise Price (Cdn$)	0.12	0.31				0.27		0.14

During the year ended December 31, 2020, the Company recognized in the statements of loss and comprehensive loss as share-based payments expense, $289,665 (year ended December 31, 2019 - $154,789; year ending December 31, 2018 - $1,676) representing the vesting of the fair value at the date of grant of stock options previously granted to employees, directors and officers under the Company's Stock Option Plan. An amount of $135,876 representing the vesting of fair value at the date of grant of stock options previously granted to consultants was recognized under consulting, management and professional fees in the consolidated statements of loss and comprehensive loss.

The value of the options was calculated using the Black-Scholes model and the assumptions at grant date and period end date were as follows:

(i) Risk-free interest rate: 0.26% - 1.66%, which is based on the Bank of Canada benchmark bonds yield 3 year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the options

(ii) Expected volatility: 84.72% - 128.69%, which is based on the Company's historical stock prices

(iii) Expected life: 2 to 3 years

(iv) Expected dividends: $Nil

16. Lease obligations

The Company has a lease agreement for the head office location in Toronto, Canada with a monthly obligation of aproximately $16,500 (Cdn $22,500).

Effective January 1, 2019, the Company adopted IFRS 16 to its accounting policy and recognized a right-of-use asset and a lease liability of $739,106 (Cdn $1,008,331) for its office lease agreement. On July 1, 2020 the right-of-use-asset was revalued at $687,957 (Cdn $932,123). The right-of-use asset is being amortized on a straight-line basis over the lease term. The discount rate used to revalue the lease liability was 3.45%. As at December 31, 2020, the undiscounted cash flows for this office lease agreement to October 31, 2022 were $362,936 (Cdn $494,598).

Changes in the lease obligation for the years ended December 31, 2020 and 2019 were as follows:

	December 31, 2020	December 31, 2019

Balance - beginning of the year	$591,183	$739,106
Liability settled	$(213,183)	$(183,342)
Liability revaluation	$(51,149)	$-
Interest expense	$21,393	$35,419

Balance - end of the year	$348,244	$591,183
Current portion	$188,370	$204,248
Long-term portion	$159,874	$386,935

Total lease obligation	$348,244	$591,183

34 of 40

Loncor Resources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in U.S. dollars, except for per share amounts)

The following table presented the contractual undiscounted cash flows for the lease obligations as at December 31, 2020:

Undiscounted cash flows

Less then one year	197,965
Two years	164,971
362,936

For the year ended December 31, 2020, the Company recognized lease revenues of $53,623 in the consolidated statements of loss and comprehensive loss from its sub-lease arrangement with Gentor Resources Inc. (year ended December 31, 2019 - $106,774; year ended December 31, 2018 - $nil). The Company has an exploration office lease in Congo, which can be cancelled with three months notices in advance without any penalty. For the year ended December 31, 2020, the lease expense in the amount of $20,400 (year ended December 31, 2019 - $20,400; year ended December 31, 2018 - $5,100) in relation to the Congo office, was capitalized to exploration and evaluation assets.

17. Financial risk management objectives and policies

a) Fair value of financial assets and liabilities

The consolidated statements of financial position carrying amounts for cash and cash equivalents, advances receivable and prepaid expenses, amounts due to/from related parties, accounts payable, accrued liabilities and the employee retention allowance approximate fair value due to their short-term nature.

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

35 of 40

Loncor Resources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in U.S. dollars, except for per share amounts)

The fair value of warrants (note 14c) would be included in the hierarchy as follows:

At December 31st, 2020

Liabilities:	Level 1	Level 2	Level 3

Canadian dollar common share purchase warrants	-	$0	-

At December 31st, 2019

Liabilities:	Level 1	Level 2	Level 3

Canadian dollar common share purchase warrants	-	$31,888	-

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

The following table indicates the impact of foreign currency exchange risk on net working capital as at December 31, 2020 and 2019. The table below provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Canadian dollar which would have increased (decreased) the Company's net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Canadian dollar would have had the equal but opposite effect as at December 31, 2020 and 2019.

	December 31, 2020	December 31, 2019
	Canadian dollar	Canadian dollar

Cash and cash equivalents	260,173	36,539
Advances receivable and prepaids	22,353	66,339
Accounts payable and accrued liabilities	(508,573)	(548,604)
Due from related parties	42,619	-
Due to related parties	(355,419)	(1,225,436)
Employee retention allowance	(234,471)	(234,471)
Loans	(33,741)	-
Total foreign currency financial assets and liabilities	(807,060)	(1,905,633)
Foreign exchange rate at December 31	0.7854	0.7699
Total foreign currency financial assets and liabilities in US $	(633,865)	(1,467,147)
Impact of a 10% strengthening of the US $ on net loss	(63,386)	(146,715)

d) Credit Risk

36 of 40

Loncor Resources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in U.S. dollars, except for per share amounts)

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents and advances receivable. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand.  It is therefore the Company's opinion that such credit risk is subject to normal industry risks and is considered minimal. The credit risk of advances receivable is, in management opinion, normal given ongoing relationships with those debtors.

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

The carrying amount of financial assets represents the maximum credit exposure.  The Company's gross credit exposure at December 31, 2020 and December 31, 2019 was as follows:

	December 31,	December 31,
	2020	2019
Cash and cash equivalents	$256,624	$77,696
Advances receivable and prepaid expenses	$236,667	$63,895
	$493,291	$141,591

e)  Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company's liquidity requirements are met through a variety of sources, including cash and cash equivalents and equity capital markets. All financial obligations of the Company including accounts payable of $715,452 accrued liabilities of $221,634, due to related parties of $284,920, employee retention allowance of $184,159, lease obligation of $188,370 and a loan of $11,650 are due within one year.

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

	December 31,	December 31,
	2020	2019
Share capital	$85,147,700	$79,841,286
Reserves	$8,940,059	$8,411,647
Deficit	$(63,209,457)	$(60,965,897)
Common share purchase warrants	$-	$31,888
	$30,878,302	$27,318,924

37 of 40

Loncor Resources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in U.S. dollars, except for per share amounts)

The Company's capital management objectives, policies and processes have remained unchanged during the years ended December 31, 2020 and December 31, 2019.

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

18. Supplemental cash flow information

During the periods indicated the Company undertook the following significant non-cash transactions:

		For the year ended
		December 31,	December 31,	December 31,
	Note	2020	2019	2018
Depreciation included in exploration and evaluation assets	8	$16,771	$4,878	$580
Exploration and evaluation expenditures paid by Barrick	9	4,267,816	2,762,890	2,619,804
Consulting fees paid by common shares, stock options or warrants	14b	264,120	364,760	-

19. Employee retention allowance

The following table summarizes information about changes to the Company's employee retention provision during the years  ended December 31, 2020 and 2019.

$
Balance at December 31, 2018	171,867
Foreign exchange adjustment	8,652
Balance at December 31, 2019	180,519
Foreign exchange adjustment	3,640
Balance at December 31, 2020	184,159

20. Income taxes

a) Provision for Income Taxes

Major items causing the Company's effective tax rate to differ from the combined Canadian federal and provincial statutory rate of 26.5% (2019 - 26.50%) were as follows:

	Years Ended December 31,
	2020	2019	2018
	$	$	$
Net loss for the year	(2,243,560)	(1,650,745)	(664,762)

Expected Income tax recovery based on statutory rate	(595,000)	(437,000)	(176,000)
Adjustment to expected income tax benefit
Permanent differences	100,000	111,000	(17,000)
Other	(7,000)	54,000	651,000
Change in unrecognized deferred tax asset	502,000	272,000	(458,000)
Income tax expense	-	-	-

38 of 40

Loncor Resources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in U.S. dollars, except for per share amounts)

b) Deferred Income Taxes

Deferred income taxes assets have not been recognized in respect to the following deductible temporary differences:

	Years Ended December 31,
	2020	2019	2018
	$	$	$
Non-capital losses carried forward	16,251,000	13,802,000	12,562,000
Fixed assets - Canada	212,000	203,000	189,000
Other - Canada	245,000	393,000	111,000
Capital loss carry-forwards - Canada	4,125,000	4,028,000	3,850,000
Lease - Canada	(8,000)	45,000	-
Exploration and evaluation properties - Congo	42,364,000	35,225,000	31,466,000
Total	63,189,000	53,696,000	48,178,000

Non-capital losses in Canada expire in the following years:

2026	$261,000
2027	135,000
2028	196,000
2029	674,000
2030	1,520,000
2031	2,593,000
2032	2,187,000
2033	1,946,000
2034	870,000
2035	560,000
2036	612,000
2037	541,000
2038	675,000
2039	1,032,000
2040	2,449,000
$16,251,000

21. Government Assistance

In April 2020, the Government of Canada announced the Canada Emergency Wage Subsidy ("CEWS") in order to help employers retain and/or return Canadian-based employees to payrolls in response to challenges posed by the COVID-19 pandemic. Loncor determined that it met the employer eligibility criteria and applied for the CEWS retroactively to March 15, 2020. Cash payments of $30,295 (Cdn $40,604) have been received in the year 2020. The Company has recorded a total gross subsidy of $30,295 under "interest and other income" in the consolidated statement of loss and comprehensive loss for the year ended December 31, 2020 (years ended December 31, 2019 and 2018: $nil and $nil, respectively).

39 of 40

Loncor Resources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in U.S. dollars, except for per share amounts)

In July 2020, the program was redesigned and extended until December 2020. In September and November 2020, the Government of Canada announced further extensions of the program to June 2021. The Company intends to continue its participation in the CEWS program, subject to meeting the eligibility requirements. There are no unfulfilled conditions or other contingencies attaching to the current CEWS program.

22. Events after the reporting period

In February 2021, the Company completed its non-brokered private placement of 11,500,000 units of the Company at a price of Cdn$0.50 per unit for gross proceeds of $4,505,925 (Cdn$5,750,000). Each such unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant") of the Company, with each Warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of Cdn$0.75 for a period of 12 months following the closing date of the issuance of the units.The Company intends to use the proceeds from the financing for the continued exploration and development of the Company's Imbo Project and for general corporate purposes.

In March 2021, stock options to purchase an aggregate of 1,050,000 common shares of the Company were exercised.

40 of 40