Form 20-F
period 2021-12-31
Loncor Gold Inc.
filed 2022-05-02
CIK 1472619

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________

FORM 20-F

[ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2021

OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 For the transition period from _______ to ______

OR

[ ]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: 001-35124

LONCOR GOLD INC.

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
None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2021:
135,099,174 common shares

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards	Other [ ]
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
-ii-

LONCOR GOLD INC. - FORM 20-F
TABLE OF CONTENTS

-iii-

Table of Contents
(continued)

-iv-

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 20-F and the documents incorporated by reference herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of Canadian provincial securities laws (such forward-looking statements and forward-looking information are referred to herein as "forward-looking statements").  Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies.  All statements, other than statements which are reporting results as well as statements of historical fact, that address activities, events or developments that Loncor Gold Inc. (the "Company" or "Loncor") believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding drill results at the Adumbi deposit, mineral resource estimates, mineral resource increases, drill targets, future drilling, drilling and other exploration results, potential gold discoveries, potential mineralization, potential mineral resources, and the Company's exploration and development plans and objectives with respect to its projects) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual events or results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual events or results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things: the possibility that future exploration (including drilling) or development results will not be consistent with the Company's expectations; the possibility that drilling programs will be delayed, uncertainties relating to the availability and costs of financing in the future; activities of the Company may be adversely impacted by the continued spread of "COVID-19" (as defined below), including the ability of the Company to secure additional financing; risks related to the exploration stage of the Company's properties; failure to establish estimated mineral resources; fluctuations in gold prices and currency exchange rates; inflation; rules adopted by the United States Securities and Exchange Commission (the "SEC") that may affect mining operations in the Democratic Republic of the Congo; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); changes in equity markets; political developments in the Democratic Republic of the Congo; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations or policies affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; the Company's history of losses and expectation of future losses; the Company's ability to acquire additional commercially mineable mineral rights; risks related to the integration of any new acquisitions into the Company's existing operations; increased competition in the mining industry; and the other risks disclosed under the heading "Risk Factors" in this Form 20-F.

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

INFORMATION REGARDING MINERAL INFORMATION

On October 31, 2018, the SEC adopted Subpart 1300 of Regulation S-K (“Regulation S-K 1300”) along with the amendments to related rules and guidance in order to modernize the property disclosure requirements for mining registrants under the Securities Act and the Securities Exchange Act.  Registrants engaged in mining operations must comply with Regulation S-K 1300 for the first fiscal year beginning on or after January 1, 2021.  Accordingly, the Company is providing disclosure in compliance with Regulation S-K 1300 for its fiscal year ending December 31, 2021, and all of its mineral resources have been determined in accordance with Regulation S-K 1300.

CURRENCY

Unless stated otherwise or the context otherwise requires, all references in this Form 20-F to "US$" are to United States dollars and all references in this Form 20-F to "Cdn$" are to Canadian dollars.

PART 1

Item 1.  Identity of Directors, Senior Management and Advisors

This Form 20-F is being filed as an annual report under the United States Securities and Exchange Act of 1934, as amended, (the "U.S. Exchange Act") and, as such, there is no requirement to provide any information under this item.

Item 2.  Offer Statistics and Expected Timetable

This Form 20-F is being filed as an annual report under the U.S. Exchange Act and, as such, there is no requirement to provide any information under this item.

Item 3.  Key Information

A. [Reserved]

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

The Company has not generated revenues from operations and there is no assurance that it will produce revenue, operate profitably or provide a return on investment in the future.  The Company has only incurred operating losses, and the development of its projects is at an early stage.  The Company produced a loss of US$3,723,784 for the year ended December 31, 2021, and, as of that date, the Company's deficit was US$66,933,241 and the Company had a working capital deficit of US$1,178,733 which casts substantial doubt on the Company's ability to continue as a going concern.  The Company is subject to the risks and challenges experienced by other companies at a comparable stage.  These risks include, but are not limited to, continuing losses and the ability to secure adequate financing or to complete corporate transactions to meet the minimum capital required to successfully complete its projects and fund other operating expenses.

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

The auditor's report issued in respect of the Company's 2021 annual consolidated financial statements contains the following paragraph:

"We draw attention to Note 2 in the consolidated financial statements, which describe the events and conditions that indicate the existence of material uncertainties that may cast significant doubt about the Company's ability to continue as a going concern. Our opinion is not modified in respect of this matter."

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

Holders of common shares of the Company that are U.S. taxpayers should be aware that, due to the nature of the Company's assets and the income that it expects to generate, the Company expects to be a "passive foreign investment company" ("PFIC") for the current year, and may be a PFIC in subsequent taxable years.  Whether the Company will be a PFIC for the current tax year or any future tax year will depend on the Company's assets and income over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Form 20-F.  Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status for any tax year.  U.S. federal income tax laws contain rules which result in materially adverse tax consequences to U.S. taxpayers that own shares of a corporation which has been classified as a PFIC during any taxable year of such holder's holding period.  A U.S. taxpayer who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC may mitigate such negative tax consequences by making certain U.S. federal income tax elections, which are subject to numerous restrictions and limitations.  Holders of the Company's common shares are urged to consult their own tax advisors regarding the acquisition, ownership, and disposition of the Company's common shares.  This paragraph is only a brief summary of the PFIC rules, and is qualified in its entirety by the section below entitled "Certain United States Federal Income Tax Considerations".

The Company has a history of losses and may never achieve revenues or profitability.

The Company has incurred losses from operations since its inception and the Company expects to incur losses from operations for the foreseeable future.  The Company had an accumulated deficit of US$66,933,241 as of December 31, 2021.  The losses do not include capitalized mineral property exploration costs.  The Company expects to continue to incur losses unless and until such time as one or more of its properties enter into commercial production and generate sufficient revenues to fund continuing operations.  The development of the Company's properties will require the commitment of substantial financial resources.  The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultants' analysis and recommendations, the rate at which operating losses are incurred, and the Company's acquisition of additional properties, some of which are beyond the Company's control.  There can be no assurance that the Company will ever achieve profitability.

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

The Company's focus is the Ngayu Greenstone Belt in the DRC, in particular the Company's Adumbi deposit at its Imbo Project.  Any adverse development affecting the progress of its Ngayu properties, in particular the Company's Adumbi deposit, may have a material adverse effect on the Company's financial performance and results of operations.

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

The value of the Company's common shares, as well as its ability to raise equity capital, may be impacted by future issuances of shares.

The Company is authorized under its articles to issue an unlimited number of common shares.  The Company may issue more common shares in the future.  Sales of substantial amounts of common shares (including shares issuable upon the exercise of stock options or warrants), or the perception that such sales could occur, could materially adversely affect prevailing market prices for the common shares and the ability of the Company to raise equity capital in the future.

The Company is subject to climate change risks which may impact the Company's operations

Legislative and regulatory measures to address climate change and greenhouse gas emissions are in various phases of consideration.  If adopted, such measures could increase the Company's cost of environmental compliance and also delay or otherwise negatively affect efforts to obtain permits and other regulatory approvals.  Proposed measures could also result in increased cost of fuel and other consumables used at the Company's operations.  Adoption of these or similar new environmental regulations or more stringent application of existing regulations may materially increase the Company's costs, threaten certain operating activities and constrain its opportunities.

Forward-looking statements may prove to be inaccurate.

Investors should not place undue reliance on forward-looking statements.  By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, of both general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.  Additional information on such risks, assumptions and uncertainties can be found in this Form 20-F under the heading "Cautionary Statement Regarding Forward Looking Statements".

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

In October 2012, the Company completed two financings concurrently, raising total gross proceeds of Cdn$14,799,750.  The first financing involved the issuance of 4,622,500 common shares of the Company at a price of Cdn$2.10 per share for aggregate gross proceeds of Cdn$9,707,250.  This offering was conducted by a syndicate of investment dealers and was made by way of a short form prospectus filed with securities regulatory authorities in all of the provinces of Canada (other than Québec).  The said shares were also offered on a private placement basis in certain jurisdictions outside of Canada.  The second financing involved a non-brokered private placement to Newmont of 2,425,000 common shares of the Company at a price of Cdn$2.10 per share for aggregate gross proceeds of Cdn$5,092,500.  As of the date of this Form 20-F, Newmont holds 7,275,000 (representing 5.17%) of the outstanding common shares of the Company.

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

In April 2014, Loncor voluntarily delisted from the NYSE American LLC.

In February 2015, Peter Cowley stepped down from his roles as President and Chief Executive Officer of the Company for personal reasons.  Mr. Cowley agreed to provide advisory services to Loncor.  Arnold T. Kondrat ("Kondrat"), Founder and a director of the Company and who at the time was Executive Vice President of the Company, was appointed President and Chief Executive Officer of the Company.

In February 2015, the Company closed a non-brokered private placement of 4,000,000 common shares of the Company at a price of Cdn$0.12 per share for gross proceeds of Cdn$480,000.  In March 2015, the Company closed a non-brokered private placement of 750,000 common shares of the Company at a price of Cdn$0.24 per share for gross proceeds of Cdn$180,000.

In January 2016, Loncor's subsidiary, Loncor Resources Congo SARL ("Loncor Subco"), entered into a joint venture agreement (the "Agreement") with Randgold Resources (DRC) Limited ("Randgold").  The Agreement provided for a joint venture (the "Loncor Congo Joint Venture") between Loncor Subco and Randgold covering all of the exploration permit areas comprising at the time of the Agreement Loncor's Ngayu project, other than certain parcels of land surrounding and including the Makapela and Yindi prospects which were retained by Loncor Subco and did not form part of the Loncor Congo Joint Venture.  Randgold had certain preemptive rights over these two areas.  Under the Agreement, Randgold managed and funded all exploration of the said permit areas until the completion of a prefeasibility study on any gold discovery meeting the investment criteria of Randgold.  Once the Loncor Congo Joint Venture had determined to move ahead with a full feasibility study, a special purpose vehicle ("SPV") would be created to hold the specific discovery areas.  Subject to the DRC's free carried interest requirements, Randgold would retain 65% of the SPV with Loncor Subco holding the balance of 35%.  Loncor Subco would be required, from that point forward, to fund its pro-rata share of the SPV in order to maintain its 35% interest or be diluted.

In February 2016, the Company closed a non-brokered private placement of 33,500,000 common shares of the Company at a price of Cdn$0.03 per share for gross proceeds of Cdn$1,005,000.  Kondrat acquired 30,000,000 of the common shares issued under this private placement.

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

Also in June 2018, Loncor Subco acquired all of the outstanding shares of Navarro Resources SARL ("Navarro") and Devon Resources SARL ("Devon"), which held exploration permits covering ground in the Ngayu gold belt, thereby increasing Loncor's holdings in the Ngayu gold belt.  The consideration for the acquisition of Devon comprised the issuance by the Company of 500,000 common shares of the Company valued at Cdn$100,000, payment of US$75,000 in cash and payment of US$190,000 in satisfaction of an outstanding loan provided by Devon to the Company.  The purchase price for the acquisition of Navarro was US$300,000 which was paid for by the settlement of a US$300,000 loan provided by Loncor to Navarro.

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

On September 27, 2019, the Company closed certain transactions provided for by the agreement (the "Kilo Agreement") entered into by the Company with Resolute (Treasury) Pty Ltd, Kilo Goldmines Ltd. and Kilo Goldmines Inc. (which is now named Loncor Kilo Inc.) ("Kilo Inc.").  As a result of these transactions, Kilo Inc. is now a wholly-owned subsidiary of Loncor, such that Loncor now holds, through Kilo Inc., Kilo Inc.'s mineral projects in the DRC.  Loncor issued to Arlington Group Asset Management Limited ("Arlington") 1,000,000 common shares of the Company as consideration for the services rendered by Arlington in negotiating and successfully concluding the Kilo Agreement.  Kilo Inc.'s properties in the DRC included a 71.25% interest in the Imbo Project in northeastern DRC (this 71.25% interest was subsequently increased to 84.68% in 2020; see below) which at the time of Kilo Inc.'s acquisition by the Company contained an inferred mineral resource of 1.675 million ounces of gold (20.78 million tonnes grading 2.5 g/t Au).  Kilo Inc. also had a joint venture with an affiliate of Barrick Gold Corporation for gold and associated minerals in respect of the Isiro exploration permits in northeastern DRC.  The Kilo Inc. mineral properties are located in the Ngayu gold belt near Loncor's existing Ngayu properties, and therefore consolidated ground for Loncor in the belt.

In October 2019, the Company announced the appointment of Peter Cowley as President of the Company and the appointment of Minecon Resources and Services Limited as geological consultants to manage exploration and development programs at Loncor's properties within the Ngayu greenstone belt which were outside of Loncor's joint venture with Barrick.  Mr. Cowley previously served as President and Chief Executive Officer of the Company from 2009 to 2015.  Mr. Cowley was also elected a director of the Company at the annual and special meeting of shareholders of the Company held on June 26, 2020.

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

Also in February 2020, the Company closed a non-brokered private placement of 6,000,000 common shares of the Company at a price of Cdn$0.40 per share for gross proceeds of Cdn$2,400,000.  A total of 1,790,000 of the shares issued under this financing were purchased by certain insiders of the Company, including Kondrat who purchased 1,440,000 of the shares.

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

Also in June 2020, Loncor announced that it had entered into a new joint venture agreement (the "New Barrick JV") with Barrick for two exploitation permits held by Adumbi Holdco covering ground contiguous to the Company's Imva area within the Ngayu gold belt.  The terms of the New Barrick JV were similar to the ongoing Loncor Congo Joint Venture with Barrick.

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

- its subsidiary, Adumbi Holdco, had been restructured as per the requirements of the OHADA (Organization for the Harmonization of Business Law in Africa) Uniform Act relating to commercial companies.  OHADA Uniform Acts provide for a system of common business laws which have been adopted by seventeen West and Central African countries, including the DRC.  The restructuring resulted in Loncor increasing its interest in Adumbi Holdco to 84.68%, minority shareholders holding 5.32% and the DRC 10%.  The DRC was allocated 10% in accordance with the requirements of the new DRC Mining Code enacted in 2018.  Also as a result of the restructuring, Adumbi Holdco now operates as "Adumbi Mining S.A." rather than Adumbi Mining SARL;

- recent exploration results had outlined a number of significant, undrilled mineralised trends at the Imbo Project.  The focus of exploration by Loncor during 2020 was along trend in the southeast of the Imbo Project from the Adumbi, Kitenge and Manzako deposits previously delineated in the northwest of the 122 square kilometre Imbo Project area.

In October 2020, the Company announced that drilling had commenced at the Imbo Project, with the objective of the drilling program being to outline additional mineral resources to the then current 2.5 million ounces (inferred mineral resources of 30.65 million tonnes grading 2.54 g/t Au) at the Adumbi, Kitenge and Manzako deposits.

In a November 11, 2020 press release, Loncor announced that it has entered into two new agreements with its then joint venture partner, Barrick.  The ground covered by these agreements included a number of exploration targets already outlined by Barrick.  Total acreage under the various Barrick/Loncor joint ventures in the Ngayu gold belt in the northeast of the DRC totaled approximately 2,000 square kilometres as a result of these new agreements.

In a November 23, 2020 press release, the Company provided an update on Barrick's exploration activities under the Loncor/Barrick joint ventures.

On February 12, 2021, the Company closed a non-brokered private placement financing involving the issue of 11,500,000 units of the Company at a price of Cdn$0.50 per unit for gross proceeds of Cdn$5,750,000.  Each such unit consisted of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, an "A-Warrant") of the Company, with each A-Warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of Cdn$0.75 for a period of 12 months following the closing date of the issuance of the said units.  A total of 1,400,000 of the units were purchased by certain insiders of the Company.

On February 24, 2021, Loncor announced that geological mapping, soil geochemical, rock chips and channel sampling of old colonial trenches and artisanal workings had outlined four significant mineralised trends - Esio Wapi, Museveni, Mungo Iko and Paradis - approximately 8 to 10 kilometres southeast of the Adumbi deposit.  The focus of greenfields exploration by Loncor is at Imbo East, along trend to the southeast from the Adumbi, Kitenge and Manzako deposits previously delineated in the northwest of the 122 square kilometre project area.

In press releases issued from November 2020 to November 2021, the Company announced drilling results from its drilling program at its Adumbi deposit.

In April 2021, the Company announced a 44% increase in mineral resources at its Adumbi deposit in the Imbo Project.  Compared to the inferred mineral resource of 2.19 million ounces of gold (28.97 million tonnes grading 2.35 g/t Au) outlined in April 2020, further drilling increased the Adumbi inferred mineral resource by 44% to 3.15 million ounces of gold (41.316 million tonnes grading 2.37 g/t Au), constrained within a US$1,500 open pit shell.  This mineral resource assessment was undertaken by the Company's independent geological consultants Minecon Resources and Services Limited.

In May 2021, the Company announced that Barrick informed Loncor that it will not be continuing exploration on the Loncor/Barrick joint venture ground.

In June 2021, the Company changed its name from Loncor Resources Inc. to Loncor Gold Inc. to better brand Loncor's business as a gold exploration company.

In July 2021, the Company closed a non-brokered private placement of 7,850,000 units of the Company at a price of Cdn$0.70 per unit for gross proceeds of Cdn$5,495,000.  Each such unit consisted of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "B-Warrant") of the Company, with each B-Warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of Cdn$0.95 for a period of 12 months following the closing date of the issuance of the said units.

In September 2021, the Company announced the appointment of Mr. John Barker as Chief Executive Officer ("CEO") of Loncor.  Mr. Barker, who was Vice President of Business Development of Loncor prior to his appointment as CEO, has 17 years' experience as a leading mining equity analyst including a period as Chairman of The Association of UK Mining Analysts.  Arnold Kondrat, Founder of Loncor and previous CEO, was appointed as the Company's Executive Chairman of the Board.

In November 2021, the Company announced an increase and upgrade in mineral resources at its Adumbi deposit in the Imbo Project.  Compared to the inferred mineral resource of 3.15 million ounces of gold (41.316 million tonnes grading 2.37 g/t Au) outlined in April 2021, the additional drilling information and the increased gold price used, contributed significantly to the increased mineral resources of the Adumbi deposit with improved confidence to 1.88 million ounces of gold (28.185 million tonnes grading 2.08 g/t gold) in the indicated category, and 1.78 million ounces of gold (20.828 million tonnes grading 2.65 g/t gold) in the inferred category, constrained within a US$1,600 per ounce optimized pit shell.  84.68% of these mineral resources are attributable to Loncor via its 84.68% interest in the Imbo Project.  This mineral resource assessment was undertaken by the Company's independent geological consultants Minecon Resources and Services Limited.

In December 2021, the Company announced the results of the Preliminary Economic Assessment ("PEA") for its Adumbi gold deposit.  The Adumbi PEA study was prepared for Loncor by a number of independent mining and engineering consultants led by New SENET (SENET), Johannesburg (Processing and Infrastructure) and Minecon Resources and Services Limited (Minecon), Accra (Mineral Resources, Mining and Environmental and Social) and Maelgwyn South Africa (MMSA), Johannesburg (Metallurgical test work), Knight Piésold and Senergy, Johannesburg (Power) and Epoch, Johannesburg (Tailings and Water Storage).  SENET undertook the financial and economic evaluation.

In February 2022, the Company closed a non-brokered private placement of 5,650,000 units of the Company at a price of Cdn$0.55 per unit for gross proceeds of Cdn$3,107,500.  Each such unit consisted of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "C-Warrant") of the Company, with each C-Warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of Cdn$0.75 for a period of 24 months following the closing date of the issuance of the said units.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at: http://www.sec.gov. The Company's Internet address is www.loncor.com.

B.  Business Overview

General

Loncor is a Canadian gold exploration company focussed on the Ngayu Greenstone Gold Belt in the northeast of the DRC.  The Loncor team has over two decades of experience of operating in the DRC.  Loncor's growing resource base in the Ngayu Belt currently comprises the Imbo and Makapela Projects.  At the Imbo Project, the Adumbi deposit holds an indicated mineral resource of 1.88 million ounces of gold (28.185 million tonnes grading 2.08 g/t gold), and the Adumbi deposit and two neighbouring deposits hold an inferred mineral resource of 2.090 million ounces of gold (22.508 million tonnes grading 2.89 g/t Au), with 84.68% of these resources being attributable to Loncor.  Loncor has been carrying out a drilling program at the Adumbi deposit with the objective of outlining additional mineral resources.  The Makapela deposit (which is 100%-owned by Loncor and is located approximately 50 kilometres from the Imbo Project) has an indicated mineral resource of 614,200 ounces of gold (2.20 million tonnes grading 8.66 g/t Au) and an inferred mineral resource of 549,600 ounces of gold (3.22 million tonnes grading 5.30 g/t Au).

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

Additional information with respect to the Company's mineral properties can be found below in Item 4D of this Form 20-F under "Loncor's Mineral Properties".

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

Under DRC mining law, an exploitation permit (the Company's Adumbi deposit is covered by an exploitation permit - see "Loncor's Mineral Properties" below for additional information in respect of Adumbi) entitles the holder thereof to the exclusive right to carry out, within the perimeter over which it is granted and during its term of validity, exploration, development, construction and exploitation works in connection with the mineral substances for which the permit has been granted and associated substances if the holder has obtained an extension of the permit.  In addition, an exploitation permit entitles the holder to: (a) enter the exploitation perimeter to conduct mining operations; (b) build the installations and infrastructures required for mining exploitation; (c) use the water and wood within the mining perimeter for the requirements of the mining exploitation, provided that the requirements set forth in the environmental impact study and the environmental management plan of the project are complied with; (d) use, transport and freely sell the holder's products originating from within the exploitation perimeter; (e) proceed with concentration, metallurgical or technical treatment operations, as well as the transformation of the mineral substances extracted from the exploitation perimeter; and (f) proceed to carry out works to extend the mine.  Without an exploitation permit, the holder of an exploration permit may not conduct exploitation work on the perimeter covered by the exploration permit.  So long as a perimeter is covered by an exploitation permit, no other application for a mining or quarry right for all or part of the same perimeter can be processed.

Specialized Skill and Knowledge

Management of the Company is comprised of a team of individuals who have extensive expertise and experience in the mineral exploration industry (including, in particular, extensive expertise and experience in operating mineral exploration programs in the DRC) and exploration finance and are complemented by an experienced board of directors.  See Item 6A of this Form 20-F, "Directors and Senior Management".

Competitive Conditions

The Company competes with other mineral exploration and mining companies for mineral properties, joint venture partners, equipment and supplies, qualified personnel and exploration and development capital.  See Item 3D of this Form 20-F, "Risk Factors".

Environmental Protection

The current and future operations of the Company are subject to laws and regulations governing exploration, development, tenure, production, taxes, labour standards, occupational health, waste disposal, greenhouse gas emissions, protection and remediation of the environment, reclamation, mine safety, toxic substances and other matters.  Specifically, the Company's projects are subject to an array of applicable norms, standards, laws and regulations.  The Company holds all necessary licenses, permits and registrations, including environmental licenses and water permits, to carry out its planned current exploration activities at its projects.

Compliance with applicable environmental laws and regulations increases costs and may cause delays in planning, designing, drilling and developing the Company's projects.  The Company attempts to diligently apply technically proven and economically feasible measures to advance protection of the environment throughout the exploration and development process, however it is often impossible to anticipate and mitigate all administrative delays.

Foreign Operations

The Company's mineral properties are located only in the DRC and its operations are substantially carried out in that country.  See Item 3D of this Form 20-F, "Risk Factors".

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

The primary focus of the Loncor Foundation in 2012 was the construction of the Bole Bole medical clinic near Makapela.  Also in 2012, the Foundation initiated a program to partially fund the salaries of 12 teachers at the Yindi primary school which resulted in reduced tuition costs for parents and increased enrollment at the school.  During 2013, the Loncor Foundation also repaired bridges on the road between Yindi and Makapela and continued to fund teachers' salaries at the Yindi primary school and partially fund operations at the Bole Bole medical clinic.  The Foundation's work was suspended in 2014 having regard to the Company's financial situation and the need to conserve funds.  The Company intends to restart the activities of the Loncor Foundation in 2022.

C.  Organizational Structure

The following chart illustrates the relationship between Loncor and its significant subsidiaries.  The jurisdiction of incorporation of each such subsidiary and the percentage of voting securities beneficially owned, or controlled or directed, directly or indirectly, by Loncor, is shown in brackets in the last line of each of the boxes of the chart.

LONCOR GOLD INC.
(Ontario, Canada)
Loncor Kilo Inc.
(Ontario, Canada)
(100%)
Loncor Resources Congo SARL
(DRC)
(100%)
Adumbi Mining S.A.
(DRC)
(84.68%)
Kilo Isiro Atlantic Ltd
(BVI)
(100%)
Devon Resources SARL
(DRC)
(100%)
Navarro Resources SARL
(DRC)
(100%)
Isiro (Jersey) Limited
(Jersey)
(100%)
KGL Isiro SARL
(DRC)
(100%)

D.  Property, Plants and Equipment

The Company does not have any material tangible fixed assets.

Loncor's Mineral Properties

Loncor is a Canadian gold exploration company focussed on the Ngayu Greenstone Gold Belt in the northeast of the DRC.  The Loncor team has over two decades of experience of operating in the DRC.  Loncor's growing resource base in the Ngayu Belt currently comprises the Imbo and Makapela Projects.  At the Imbo Project, the Adumbi deposit holds an indicated mineral resource of 1.88 million ounces of gold (28.185 million tonnes grading 2.08 g/t gold), and the Adumbi deposit and two neighbouring deposits hold an inferred mineral resource of 2.090 million ounces of gold (22.508 million tonnes grading 2.89 g/t Au), with 84.68% of these resources being attributable to Loncor.  Loncor has been carrying out a drilling program at the Adumbi deposit with the objective of outlining additional mineral resources.  The Makapela deposit (which is 100%-owned by Loncor and is located approximately 50 kilometres from the Imbo Project) has an indicated mineral resource of 614,200 ounces of gold (2.20 million tonnes grading 8.66 g/t Au) and an inferred mineral resource of 549,600 ounces of gold (3.22 million tonnes grading 5.30 g/t Au).

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

The following table summarizes the Company's mineral resources for all its properties(1) as of December 31, 2021:

	Indicated Mineral Resources				Inferred Mineral Resources
Property	Tonnage (tonnes)	Grade (g/t Au)	Contained Gold (ounces)	Attributable Gold (2) (ounces)	Tonnage (tonnes)	Grade (g/t Au)	Contained Gold (ounces)	Attributable Gold (2) (ounces)
Imbo Project	28,185,000	2.08	1,883,000	1,594,524	22,508,000	2.89	2,090,000	1,769,812
Makapela Deposit	2,205,000	8.66	614,200	614,200	3,223,000	5.30	549,600	549,600
Total:	30,390,000	2.56	2,497,200	2,208,724	25,731,000	3.19	2,639,600	2,319,412

(1) Numbers in the table may not add up due to rounding.  Both the Imbo Project and the Makapela deposit are in the northeast of the DRC.  The Makapela deposit is located approximately 50 kilometres from the Imbo Project.  Loncor does not have any measured mineral resources (indicated and inferred mineral resources only). Mineral resources are measured in situ.

(2) A total of 84.68% of the Imbo Project mineral resources are attributable to Loncor via its 84.68% interest in the Imbo Project.  The Makepala deposit is 100%-owned by the Company.

Changes in Imbo Project Mineral Resources Since Fiscal 2020

The Imbo Project is the Company’s material project.  As of December 31, 2020, the Imbo Project’s mineral resources consisted of an inferred mineral resource of 2,503,000 ounces of gold (30,650,000 tonnes grading 2.54 g/t Au).  The Imbo Project’s total mineral resources as of December 31, 2021 as set out in the above table represent a 58.7% increase from the total mineral resources of the Imbo Project as of December 31, 2020.  Mineral resources for December 31, 2020 were determined in accordance with National Instrument 43-101 (“NI 43-101”), which were permitted to be disclosed pursuant to Industry Guide 7 prior to Regulation S-K 1300 becoming applicable to the Company.  The book value of the Imbo Project as of December 31, 2021, as reflected in the Company’s annual consolidated financial statements for fiscal 2021, was US$9,792,812.

Imbo Project: Adumbi Deposit

Technical Report

The following is mainly a reproduction of the summary from the technical report of Minecon Resources and Services Limited (“Minecon”) entitled "Technical Report Summary on the Mineral Resources of the Imbo Project in the Democratic Republic of the Congo" (the "Technical Report").  The Technical Report is incorporated by reference into this Form 20-F as Exhibit 15.4.  Immediately following this summary are several additional maps in respect of the Imbo Project taken from the Technical Report. Minecon is not an affiliate of the Company.

Introduction

Minecon Resources and Services Limited (Minecon) was engaged by Loncor Gold Inc. (Loncor) to prepare an independent Technical Report Summary (TRS) with respect to Loncor's Imbo Project in the Democratic Republic of the Congo (DRC).  The purpose of this TRS is to support the inclusion of the Imbo Project's Mineral Resource estimates in Loncor's Form 20-F annual report for the fiscal year ended December 31, 2021 being filed with the United States Securities and Exchange Commission (SEC).  This TRS conforms to the SEC's Modernized Property Disclosure Requirements for Mining Registrants as described in Subpart 229.1300 of Regulation S-K, Disclosure by Registrants Engaged in Mining Operations (S-K 1300) (including Item 601 (b)(96) Technical Report Summary).

Property Description and Location

Loncor's Imbo Project is located in the Mambasa District of the Ituri Province, in the northeastern region of the DRC, 260 km west of Bunia, the capital of the Ituri Province, and 225 km northwest of the city of Beni.  The Adumbi base camp within the Imbo exploitation permit area is located at latitude 1º 43' 58.76" N and longitude 27º 52' 4.01" E or 596,522 m E and 191,570 m N (WGS 84 UTM Zone 35N) (see Figure 1.1).

The Imbo Project covers Exploitation Permit Number 9691, has a total area of 122 km2 and encompasses the known gold mineral deposits of Adumbi, Kitenge and Manzako and several prospects including Canal, Bagbaie, Adumbi West, Amuango, Monde Arabe, Vatican and Imbo East. Adumbi is located approximately 220 km by air southwest from the large operating gold mine of Kibali, operated by Barrick Gold, which in 2020 produced 808,134 oz.

Figure 1.1: Location of the Imbo Project in East Africa

Mineral Rights and Land Ownership

Loncor is a publicly listed Canadian gold exploration company and holds 84.68 % interest in the Imbo Project through its subsidiary Adumbi Mining S.A., with the minority shareholders holding 15.32% (including the 10 % free-carried interest held by the Government of the DRC).  The Imbo exploitation permit is valid until February 2039.

Minecon relied on a letter on land tenure, licences, and permits dated June 8, 2020, from MBM-Conseil, one of the leading firms practising mining law in the DRC.  The Imbo Project comprises a Permis d'Exploitation (PE 9691) or Exploitation Licence held by Adumbi Mining S.A., granted for the period February 23, 2009, to February 22, 2039 (and renewable for an additional 15 years), for gold and diamonds and covering a total of 122 km2.

Under an agreement signed in April 2010 with the minority partners of Adumbi Mining S.A., Loncor agreed to finance all the activities of Adumbi Mining S.A., until the filing of a bankable feasibility study, by way of loans which bear interest at a rate of 5% per annum. Within thirty days of the receipt of a bankable feasibility study, the minority partners may collectively elect to exchange their equity participation for either a 2% net smelter royalty or a 1% net smelter royalty plus an amount equal to €2/oz of Proven Ore Reserves.

The DRC 2018 Mining Code imposes a royalty tax payable to the State on the sale of minerals, at a rate of 3.5% for precious metals.

Accessibility, Climate, Local Resources, Physiography and Infrastructure

Located approximately 225 km by air southeast of the Adumbi deposit, Beni is the nearest major population centre to the Imbo Project and has a population of approximately 230,000. Loncor maintains an administrative office in Beni.  The city has a lateritic airstrip with scheduled internal flights to other towns in DRC such as Goma, Bunia, Isiro, Kisangani and Kinshasa.  The Isiro airstrip is approximately 200 km by lateritic road to the Imbo Project. From Beni, the Imbo Project is accessible via 322 km of lateritic road to Nia-Nia (where there is a lateritic airstrip), then to Village 47 (47 km north of Nia-Nia) and then via 7 km of lateritic roads to the Adumbi base camp.

The nearest international airport is located at Entebbe in western Uganda and linked by 440 km of paved road to the Kasindi Uganda-DRC border, followed by 80 km of unpaved lateritic roads to Beni. Entebbe has international scheduled flights to South Africa, Europe and Asia and is also linked to other African countries as well as the in-country towns of Kinshasa and Lubumbashi via Nairobi (Kenya).

The climate in the Imbo area is typically tropical and is characterised by a long wet season and short dry season of up to three months from mid-December to mid-March. The average annual rainfall is approximately 2,000 mm to 2,500 mm, with the highest rainfall generally occurring in October. Temperatures are uniformly high throughout the year, and there is little diurnal variability, varying between 19 °C and 23 °C, with daily lows and highs of 16 °C and 33 °C, respectively. Humidity is high throughout the year (75 % to 99%).

The Imbo Project is located in the Ituri tropical rainforest within the upper reaches of the Congo River Basin. The project area topographically consists of an undulating terrain that varies from approximately 600 m above sea level to 800 m above sea level. Most of the surface area is covered with dense evergreen forests with a closed canopy; however, the hills tend to have relatively steep slopes, and the valley floors within the areas of the linear hills are relatively narrow.

The Imbo Project is drained by numerous creeks and streams, which flow into the Upper Ituri river and its main tributaries: the Epulu, Nepoko, Nduye, Lenda, Ebiena, and Ngayu rivers, which form part of the upper reaches of the Congo River Basin. The closest hydroelectric power station is situated near Kisangani together with the hydroelectric stations supplying power to Barrick Gold/AngloGold Ashanti's Kibali Gold Mine. The towns of Isiro and Beni are potential sources of skilled manpower, and there is sufficient local unskilled manpower in the surroundings of Adumbi.

Given its exploration stage of development, there is limited infrastructure currently available at Adumbi. Presently, infrastructure is composed of an exploration camp (the Adumbi base camp) with associated helicopter landing pad, administration building, accommodation buildings and facilities, field office, core logging and storage facilities, diesel generators and solar power generation, and a sample preparation laboratory.

Exploration History

Belgian prospectors were the first to discover gold on the Imbo Project in the early 1900s, with gold production focusing on alluvial deposits until the late 1930s.  Primary gold mineralisation was later discovered in the bedrock of the alluvial zones and was exploited in shallow pits and trenches. This was later followed by mining from deep trenches and underground galleries.  From the mid-1970s to mid-1980s, the French Geological Survey (BRGM) undertook geological investigations of the Imbo Project area.

The mining rights for the mineral concessions in the Imbo Project area were initially held by Société Internationale Forestière et Minière du Congo (FORMINIÈRE or FRM) from the 1920s to the late 1950s. The Belgian colonial state was co-owner of a 50 % stake in FRM, with the remainder held by American interests.  The Société Minière de la Tele (SMT), a subsidiary of FRM, oversaw development and exploitation. Following political independence in 1960, ownership has changed hands multiple times.

Highlights of the reported historical exploration include the following:

  1980 to 1981: BRGM mapped and sampled the Adumbi and Bagbaie deposits on surface and in the historical underground openings. BRGM also drilled three holes at Adumbi and confirmed that (i) mineralisation extended at depth below the water table, (ii) other mineralised zones, parallel to the main one, also existed, and (iii) gold at depth was associated with sulphides.
  1988: Bugeco International (Bugeco) produced a report on the property entitled "Gold Potential in the Ngayu Mining District Haut Zaire: the Adumbi and Yindi Old Mines".
  2009: Kilo acquired the property and carried out extensive exploration activities including major drilling campaigns from 2010.
  By November 2013, Kilo had completed 167 diamond drillholes totalling 35,400 m on the Imbo Project.
  2014: An independent engineering group Roscoe Postle Associates Inc. (RPA) completed technical studies, outlined an Inferred mineral resource, and made various technical recommendations to be executed by Kilo.
  2014 to 2017: Kilo completed 63 drillholes totalling approximately 8,900 m to test gold-in-soil and magnetic anomalies at the Adumbi South, Adumbi West and Kitenge Extension targets.
  2017: Four deeper core holes were drilled below the previously outlined RPA Inferred resource over a strike length of 400 m and to a maximum depth of 450 m below surface. All four holes intersected significant gold mineralisation in terms of widths and grades.
  2018 to 2019: Negligible exploration groundwork was undertaken by Kilo due to financial constraints.
  In September 2019, Loncor initially acquired a 71.25% interest in the Imbo Project, which was subsequently increased to 84.68 % in 2020.
  April 2020: An Inferred mineral resource of 2.19 Moz (28.97 Mt at 2.35 g/t Au) was determined, constrained within a US$1,500/oz pit shell at Adumbi.
  October 2020: Loncor commenced a core drilling programme at Adumbi to increase and upgrade mineral resources within a US$1,600/oz open-pit shell and at depth. A total of 24 core holes (10,071 m) were drilled during this programme as part of the study.

Geological Setting and Gold Mineralisation

The Adumbi gold deposit is found within the Ngayu Archean greenstone belt, one of a number of Archean-aged, granite-greenstone belts that extend from northern Tanzania into northeastern DRC and then into the Central African Republic.  The greenstone belt terrain in northeastern DRC has a number of major gold belts including Moto (Kibali), Kilo, Mambasa, Ngayu and Isiro.

The majority of the gold occurrences within the Ngayu belt are located close to the contact of the Banded Ironstone Formation (BIF).  Historically, only two deposits were exploited on any significant scale, namely Yindi and Adumbi.  Styles of gold mineralisation within the Ngayu belt include shears within the BIF or on the BIF contacts, disseminated mineralisation, and shears within basalts and schists, resulting in discrete auriferous gold veins.  Artisanal mining of weathered gold mineralisation preserved as elluvial or colluvial material is widespread throughout the belt.

Within the Imbo Project area, there is a strong association between gold mineralisation and the presence of the BIF, with the BIF constituting the host rock (e.g., Adumbi) or forming a significant part of the local stratigraphy in the Imbo Project area.  The BIF forms both physical and chemical traps for mineralising hydrothermal fluids.  The iron-rich BIF is a chemically reactive rock, the main interaction with hydrothermal fluids involving the reduction of magnetite to pyrite, resulting in the precipitation of gold. Mineralisation on the Imbo Project (PE9691) is known to occur at Bagbaie (referred to as Adumbi North), Adumbi, Kitenge, Manzako, Monde Arabe, Maiepunji and Vatican.

Adumbi is currently the most explored deposit within the Imbo Project. Adumbi forms a topographic high (Adumbi Hill) and incorporates the Canal prospect, which is the southeastern continuation of Adumbi. Based on examined drillholes, the rocks at Adumbi mainly comprise a subvertical sequence of metamorphosed clastic sediments (pelites, siltstones and greywacke) interbedded with units of BIF of varying width.  The grade of metamorphism is probably lower greenschist facies, and the clastic units are petrographically classified as schists.  Foliation is usually clearly defined in hand specimens although sedimentary features such as bedding are frequently preserved.

The Adumbi deposit displays five distinct geological domains with the BIF unit attaining a thickness of up to 130 m in the central part.  There is a higher-grade zone of gold mineralisation termed the "replaced rock zone" (RP zone) associated with alteration and structural deformation that has completely destroyed the primary host lithological fabric.  The RP zone occurs in the lower part of the Upper BIF package and in the Lower BIF package, and transgresses the Carbonaceous Marker, located between the Upper and Lower BIF packages, both along strike and down dip.  The geological interpretation from the Loncor drill intersections demonstrates that the mineralised BIF increases in thickness with depth and thus confirms the existence of significant underground potential at Adumbi below the mineral resources within the open-pit shell.

The detailed logging of the mineralised cores indicated a direct relationship between gold values and the percentage of sulphide mineralisation and intensity of silicification. In general, pyrite is the dominant sulphide followed by pyrrhotite, then arsenopyrite.  When pyrite and pyrrhotite are associated with arsenopyrite, the gold values are very significant, compared to when pyrite is associated with pyrrhotite only.  Silica is associated with the highest degree of hydrothermal alteration within the zones and serves as a marker of mineralisation; however, without sulphides, the gold values are insignificant. Specks of visible gold are occasionally found, generally within fractures and are present in white to grey, glassy, weak to moderately brecciated quartz veins.

Deposit Types

Gold deposits within the Imbo Project are associated with the globally important Neo-Archean orogenic gold deposits, examples of which are found in most Neo-Archean cratons around the world. Gold mineralisation is associated with the epigenetic mesothermal style of mineralisation. This style of mineralisation is typical of gold deposits in Neo-Archean greenstone terranes and is generally associated with regionally metamorphosed rocks that have experienced a long history of thermal and deformational events. These deposits are invariably structurally controlled.

Mineralisation in this environment is commonly of the fracture and vein type in brittle fracture to ductile dislocation zones.  At the Adumbi deposit, the gold mineralisation is generally associated with quartz and quartz-carbonate-pyrite ± pyrrhotite ± arsenopyrite veins in a BIF horizon.

Examples of similar type BIF hosted gold deposits to Adumbi include Geita in Tanzania, Kibali in northeastern DRC, Tasiast in Mauritania, Homestake (U.S.A.), Lupin (Canada) and Moro Velho in Brazil.

Exploration

The Imbo Project has been explored since the early 1900s by Belgian prospectors and more recently by Kilo and then Loncor. During the period 2010 to 2012, 44 trenches totalling 4,753 m were excavated over the Adumbi, Kitenge and Manzako targets.  Accessible adits and underground workings were also geologically mapped and sampled at Adumbi; however, those at Kitenge and Manzako were not accessible. In all, a total of 907 m was sampled.

By November 2013, Kilo had completed 167 diamond drillholes totalling 35,400 m on the Imbo Project. Kilo outsourced sample preparation and analysis to independent assayers ALS Geochemistry (ALS).  Drill core sample preparation was conducted at ALS Mwanza (Tanzania) from 2010 to August 2011, and then at an on-site purpose-built container facility supplied and managed by ALS Minerals. Analyses were undertaken by ALS Johannesburg (South Africa) and ALS Vancouver (Canada).

In February 2014, independent consultants RPA completed an independent NI 43-101 technical report on the Imbo Project and estimated 1.675 Moz (20.78 Mt grading 2.5 g/t Au) of Inferred Mineral Resources on the three separate deposits of Adumbi, Kitenge and Manzako.

RPA made several recommendations on Adumbi, which were addressed in subsequent exploration programmes. In September 2020, Loncor signed a management service agreement with Minecon to manage the infill and extension drilling programme on the Adumbi deposit.

Drilling

The more recent drilling on the Imbo Project has been carried out by Kilo and then Loncor using contract drilling companies.  The drilling programmes have been carried out in phases:

  2010 to 2013 (Kilo)
  2014 to 2017 (Kilo)
  2020 to 2021 (Loncor)

As of November 15, 2013, Kilo had completed 167 diamond drillholes totalling 35,400 m on the Imbo Project.  During the 2014 to 2017 drilling programme, 63 drillholes totalling 8,900 m were drilled.

The 2020 to 2021 drilling campaign was carried out by Orezone Drilling and a total of 24 holes totalling 10,071.44 m were drilled at Adumbi.  The drill core was systematically logged and photographed before cutting and sampling. Reflex Act II orientation survey equipment was used for core orientation at every run of 3 m in competent material to aid in structural measurements. Structural measurements taken during the routine logging were from bedding, foliation, and quartz veins whereas structural measurements from lithological contacts, joints and shears were captured in detail under a separate geotechnical logging programme.

Sample Preparation, Analyses and Security

During the 2014 to 2017 exploration activity, sample preparation and analyses were outsourced to the SGS laboratory in Mwanza, Tanzania (which is independent of Loncor).  The SGS laboratory operates a quality system that is accredited in accordance with ISO/IEC 17025:2017 and SANAS (South African National Accreditation System).  The SGS laboratory acted as an umpire laboratory even while ALS Chemex was the principal laboratory; hence, correlational studies between the two laboratories have been undertaken.

As part of the 2020 to 2021 drilling programme, Loncor started using the on-site sample preparation laboratory.  This has helped with the enforcement of stricter QA/QC policing on the analytical laboratory. Laboratory procedures have been documented and reviewed by Minecon senior management, and internal quality control measures have been taken. Based on the documentation and discussions with the laboratory management, Minecon's senior management does not have any concerns regarding the sample preparation for all Loncor samples.

Sample pulps are sent for analyses to SGS Mwanza, which serves as the primary laboratory. SGS is internationally accredited and utilises conventional sample preparation, sample analysis and associated quality control protocols.  Once the samples are received at the SGS laboratory, the samples go through checking and reconciliation procedures, followed by the SGS sample preparation procedure (SGS Code PRP87).

Drill core, trench, adit, pit, rock chip and channel samples were analysed for gold at the SGS Mwanza laboratory using fire assay (FA) with flame atomic absorption spectrometry (AAS) to measure the gold (SGS Code FAA505), and the analyses were carried out on 50 g aliquots.  The effective range for FAA505 is 0.01 ppm Au to 100 ppm Au.  In addition, check assays were carried out by the screen fire assay method to verify higher-grade sample assays obtained by fire assay. Internationally recognised standards and blanks were inserted at the Adumbi sample preparation laboratory as part of internal QA/QC analytical procedures.

Additional information with respect to the internal controls that the Company uses in its exploration and mineral resource estimation efforts is included in sections 11 and 12 of the Technical Report, which is incorporated by reference into this Form 20-F as Exhibit 15.4.

Mineral Processing and Metallurgical Testing

Metallurgical test work (comminution and gold recovery) was performed by Maelgwyn Mineral Services Laboratory in Johannesburg on the Adumbi mineralised samples to evaluate the process route required to obtain the highest gold recoveries that can be achieved.  Table 1.1 shows a summary of the Adumbi metallurgical test work results.

Table 1.1: Adumbi Metallurgical Test Work Results

Parameters	Unit	Oxide	Transition	Fresh
Bond Rod Work Index	kWh/t	12.7	13.6	14.6
Bond Ball Work Index	kWh/t	11.8	13.7	14.2
Abrasion Index		0.19	0.25	0.34
Diagnostic Leach Carbon in Leach (CIL) Recovery	%	90.76	87.53	89.9

The average diagnostic leach recovery for the fresh (sulphide) material was the weighted mean of the RP and BIF lithologies relative to the volume of their occurrence (20% RP:80% BIF) in the fresh material. Diagnostic leach recoveries of 80.10% for RP and 92.37% for BIF were realised for the fresh (sulphide) material.

Comminution results indicated that both the oxide and transition material are medium hard while the fresh material indicated that it is slightly hard.

In order to optimise the gold recovery, further test work was conducted on the fresh and transition material whereby gravity was followed by flotation on the gravity tails.  The results showed that most of the gold can be floated into float concentrates as summarised in Table.

Table 1.2: Flotation Results

Sample ID	Rougher Concentrate
	Gold		Sulphur
	Grade (g/t)	Recovery (%)	Grade (%)	Recovery (%)
Fresh - RP	9.57	95.06	25.07	93.03
Fresh - BIF	8.30	87.16	17.90	85.13
Transition	11.82	81.31	15.80	95.52

The concentrate samples that were generated were not sufficient to enable further processing routes such as the following:

  Fine milling followed by leaching with oxygen addition
  Fine milling followed by partial oxidation using high shear reactors and leaching
  Albion process
  Pressure oxidation
  Bio leaching
  Roasting

These recovery processes will be investigated during the next phase of the project to optimise the gold recovery in the transition and fresh ore types.

Mineral Resources

During Q3 of 2021, Loncor commissioned Minecon to re-evaluate and quantify the exploration work including drilling undertaken during the period 2020 to 2021.  This has resulted in Minecon updating the Mineral Resource estimate of Adumbi.  This follows a previous mineral resource estimate undertaken by Minecon in April 2021.

Compared to the Inferred Mineral Resource of 3.15 Moz of gold (41.316 Mt grading 2.37 g/t Au) outlined in April 2021 (see Loncor press release dated April 27, 2021), the additional drilling information and the increased gold price have contributed significantly to the increased mineral resources of the Adumbi deposit with improved confidence to 1.88 Moz (28.185 Mt grading 2.08 g/t Au) of gold in the Indicated category and 1.78 Moz (20.828 Mt grading 2.65 g/t Au) of gold in the Inferred category.

Table 1.3 summarises the Adumbi Indicated and Inferred Mineral Resources based on an in-situ block cut-off grade at a 0.52 g/t Au for oxide, 0.57 g/t Au for transition and 0.63 g/t Au for fresh material, and constrained within a US$1,600/oz optimised pit shell.  A total of 84.68% of the Adumbi mineral resources are attributable to Loncor via its 84.68 % interest in the Imbo Project.

Table 1.3: Adumbi Deposit Indicated and Inferred Mineral Resources (as of December 31, 2021)

Mineral Resource Category	Tonnage (t)	Grade (g/t Au)	Contained Gold (oz)
Indicated	28,185,000	2.08	1,883,000
Inferred	20,828,000	2.65	1,777,000
NOTES: 1. Mineral resources are not mineral reserves and do not have demonstrated economic viability. 2. Numbers might not add up due to rounding.

Table 1.4 summarises the Adumbi Indicated and Inferred category mineral resources in terms of material type.

Table 1.4: Adumbi Mineral Resources by Material Type (as of December 31, 2021)

Material Type	Indicated Mineral Resource			Inferred Mineral Resource
	Tonnage (t)	Grade (g/t Au)	Contained Gold (oz)	Tonnage (t)	Grade (g/t Au)	Contained Gold (oz)
Oxide	3,169,000	2.05	208,000	458,000	3.39	49,000
Transition	3,401,000	2.51	274,000	280,000	2.74	24,000
Fresh (Sulphide)	21,614,000	2.02	1,400,000	20,089,000	2.64	1,703,000
TOTAL	28,185,000	2.08	1,883,000	20,828,000	2.65	1,777,000
NOTES:
1. Mineral resources were estimated at a block cut-off grade of 0.52 g/t Au for oxide, 0.57 g/t Au for transition and 0.63 g/t Au for fresh material constrained by a Whittle pit.
2. Mineral Resources for Adumbi were estimated using a long-term gold price of US$1,600/oz.
3. A minimum mining width of 32 m horizontal was used.
4. A maximum of 4 m internal waste was used.
5. Adumbi bulk densities of 2.45 for oxide, 2.82 for transition and 3.05 for fresh rock were used.
6. High gold assays were capped at 18 g/t Au for Adumbi, prior to compositing at 2 m intervals.
7. Numbers might not add up due to rounding.

The Imbo Project Indicated and Inferred Mineral Resource for the combined Adumbi, Manzako and Kitenge deposits now respectively totals 1.88 Moz of gold (28.19 Mt grading 2.08 g/t Au) and 2.09 Moz of gold (22.50 Mt grading 2.89 g/t Au). The total Inferred Resource is summarised in Table 1.5.

Table 1.5: Inferred Mineral Resource for the Imbo Project (as of December 31, 2021)

Deposit	Tonnage (t)	Grade (g/t Au)	Contained Gold (oz)
Adumbi	20,828,000	2.65	1,777,000
Kitenge	910,000	6.60	191,000
Manzako	770,000	5.00	122,000
TOTAL	22,508,000	2.89	2,090,000
NOTES:
1. Mineral resources were estimated at a block cut-off grade of 0.52 g/t Au for oxide, 0.57 g/t Au for transition and 0.63 g/t Au for fresh material constrained by a Whittle pit.
2. Mineral Resources for Adumbi were estimated using a long-term gold price of US$1,600/oz.
3. A minimum mining width of 32 m horizontal was used.
4. A maximum of 4 m internal waste was used.
5. Adumbi bulk densities of 2.45 for oxide, 2.82 for transition and 3.05 for fresh rock were used. For Kitenge and Manzako, reference is made to the RPA Technical Report, where bulk densities of 1.7 for oxide, 2.2 for transition and 2.7 for sulphide material were used.
6. High gold assays were capped at 18 g/t Au for Adumbi, prior to compositing at 2 m intervals. For Kitenge and Manzako, reference is made to the RPA Technical Report where assays were capped at 50 g/t Au, prior to compositing at 2 m intervals.
7. Estimated historical mining has been removed.
8. Numbers might not add up due to rounding.

A total of 84.68% of the Imbo Project mineral resources are attributable to Loncor via its 84.68% interest in the Imbo Project.

Mineral Inventory

The Mineral Inventory Statement is reported in accordance with the SEC's S-K 1300 requirements as well as NI 43-101 requirements.

Table shows a summary of the Adumbi Mineral Inventory for the various material types (oxide, transition and fresh) contained within the Adumbi practical pit designs.

The following summarises the pit optimisation assumptions and parameters used to constrain the depth extent of the geological model to generate the mineral inventory of the open pit for the Adumbi deposit:

  A gold price of US$1,600/oz
  A block size of 16 m × 16 m × 8 m
  A 32 m minimum mining width and a maximum of 4 m of internal waste was applied
  A mining dilution of 100% of the tonnes at 95% of the grade
  An ultimate slope angle of 45°
  An average mining cost of US$3.29/t mined
  Metallurgical recoveries of 91% for oxide, 88% for transition and 90% for fresh
  An average general and administration (G&A) cost of US$4.20/t
  Mineral resources were estimated at a block cut-off grade of 0.52 g/t Au for oxide, 0.57 g/t Au for transition and 0.63 g/t Au for fresh materials, constrained by a US$1,600/oz optimised pit shell
  Transport of gold and refining costs equivalent to 4.5% of the gold price

The results from the Adumbi Whittle pit optimisation for the gold price of US$1,600/oz allowed for the selection of the optimised final pit shell (Pit Shell 40) based on the maximum undiscounted cash flow for the practical pit design. The practical pit designs were prepared using the optimised pit shells as templates.  The relevant Whittle pit shells were exported from the GEMS to Surpac software, where the practical pit designs were prepared.  The practical pit design incorporates the ramps together with the appropriate inter-ramp slope angles.  No practical pit design was prepared for the Final Pit; hence, the optimised pit shell (Pit 40) was used to define Cut 3 for the blocks to be scheduled.

The Qualified Person (QP) has performed an independent verification of the block model tonnage and grade, and in the QP's opinion, the process has been carried out to industry standards.

Additional information with respect to the assumptions and criteria relating to the Company’s mineral resource estimation is included in section 14 of the Technical Report, which is incorporated by reference into this Form 20-F as Exhibit 15.4.

Adjacent Properties

In addition to the Imbo Project, there have been other mineral exploration activities in the Ngayu Greenstone Belt in recent times, and mineral resources have been defined within the belt.  Since 2010, Loncor has been the largest permit holder in the Ngayu belt and has been exploring a number of prospects on its own since 2010 or in joint venture with Barrick Gold Congo SARL (formerly Randgold Resources Congo SARL) (Barrick Gold) from 2016 to 2021.

Loncor undertook exploration over priority target areas at Yindi, Makapela, Itali, Matete, Nagasa, Mondarabe, Anguluku and Adumbi West prospects with airborne magnetic and radiometric surveys, geological mapping, stream sediment sampling, soil and rock sampling, trenching, augering and ground geophysical surveys.  During the period 2010 to 2013, Loncor undertook drilling programmes on a number of prospects in Ngayu and outlined mineral resources at Makapela in the west of the belt. At Makapela, a total of 56 core holes (18,091 m) were completed in the vicinity of the Main and North pits, and 15 holes (3,594 m) were drilled at nearby Sele Sele.  In April 2013, Loncor announced mineral resource estimates for Makapela with an Indicated Mineral Resource of 0.61 Moz of gold (2.20 Mt grading at 8.66 g/t Au) and an Inferred Mineral Resource of 0.55 Moz of gold (3.22 Mt grading at 5.30 g/t Au). The deposit at Makapela is open down plunge and along strike.

Besides Makapela, Loncor drilled other prospects, and significant intersections were obtained at Yindi (21.3 m grading 3.3 g/t Au, 24.0 m grading 1.5 g/t Au and 10.3 m grading 4.1 g/t Au) and at Itali (38.82 m at 2.66 g/t Au, 14.70 m at 1.68 g/t Au and 3.95 m at 19.5 g/t Au).  Further exploration including drilling is warranted on other prospects within the Ngayu belt including Yambenda, Mokepa and Mongaliema.

In terms of producing gold mines, the Kibali Gold Mine, approximately 220 km northeast by air from the Imbo Project, is located within the Archean-aged Moto greenstone belt and commenced gold production in September 2013.  The mine is owned by Kibali Goldmines SA (Kibali), which is a joint venture company with 45% owned by Barrick Gold, 45% by AngloGold Ashanti, and 10% by Société Minière de Kilo-Moto (SOKIMO). Barrick Gold is the operator and in 2020, Kibali produced 808,134 oz of gold at an AISC of US$778/oz of gold. Kibali had Measured and Indicated Mineral Resources of 15.5 Moz of gold, Inferred Mineral Resources of 1.5 Moz and Proven and Probable ore reserves at the end of 2020 of 9.33 Moz (from Barrick Gold 2020 Annual Report). Kibali is Africa's largest producing gold mine.

Interpretation and Conclusions

Introduction

The Qualified Persons (QPs) noted in the Technical Report the following interpretations and conclusions based on the review of the information available for the Technical Report.

Geology and Mineralisation

The Imbo Project sit is found within the Ngayu Archean greenstone belt, one of a number of Archean-aged, granite-greenstone belts that extend from northern Tanzania, into northeastern DRC and then into the Central African Republic.  These gold belts contain a number of major gold mines including Kibali (DRC) and Geita, North Mara and Bulyanhulu (Tanzania).  Gold deposits within these belts are associated with the globally important Neo-Archean orogenic gold deposits, examples of which are found in most Neo-Archean cratons around the world.

At the Adumbi deposit, the gold mineralisation is generally associated with quartz and quartz-carbonate-pyrite ± pyrrhotite ± arsenopyrite veins in a BIF unit. Examples of similar type BIF hosted gold deposits to Adumbi include the major Geita mine in Tanzania and Kibali mine in northeastern DRC.

Exploration, Drilling and Analytical Data Collection in Support of Mineral Resource Estimation

Systematic exploration has been conducted on the Adumbi deposit and Imbo Project area, including airborne LiDAR (light detection and ranging) and geophysical surveys, gridding, geological mapping, soil, trench, adit and auger sampling together with a number of core drilling programmes.  Sampling, sample storage, security, sample preparation and geochemical analyses and verification are considered appropriate for the resource estimate at Adumbi.

Mineral Resource Methodology and Estimation

The Mineral Inventory Statement is reported in accordance with the SEC's S-K 1300 requirements as well as NI 43-101 requirements.  The Adumbi Mineral Inventory for the various material types (oxide, transition and fresh) contained within the Adumbi practical pit designs consists of 1.883 Moz (28.185 Mt grading 2.08 g/t Au) of Indicated mineral resources and 1.777 Moz (20.828 Mt grading 2.65 g/t Au) of Inferred mineral resources.  The data used for the resource estimate and methods employed are considered reasonable for the level of study by the QP.

Open-Pit Optimisation and Mineral Inventory

Pit optimisation assumptions and parameters used to constrain the depth extent of the geological model to generate the mineral inventory of the open pit for the Adumbi deposit are considered appropriate for its location and infrastructural setting with appropriate metallurgical recoveries used from the test work and a gold price of US$1,600/oz, which is below current levels.

In the QP's opinion, the parameters used in the Mineral Resource to Mineral Inventory conversion process are reasonable.

Recommendations

Further work is warranted at Adumbi to advance the project up the value curve. A number of opportunities have been identified to increase the mineral resources at Adumbi.  It is recommended that Loncor follow up on these opportunities, which include the following:

  Increasing and Upgrading Mineral Resources at Adumbi and within the Imbo Project

There is excellent exploration potential to further increase the mineral resources at Adumbi and within the Imbo Project.  At Adumbi, the mineralised BIF host sequence increases in thickness below the open-pit shell, and wide-spaced drilling has already intersected grades and thicknesses amenable to underground mining.  Further drilling is required to initially outline a significant underground Inferred Mineral Resource which can then be combined with the open-pit mineral resource so that studies can be undertaken for a combined open-pit and underground mining scenario at Adumbi.  It is also recommended that infill drilling be undertaken in the deeper part of the open-pit shell to upgrade the current Inferred resources into the Indicated category. Besides increasing the resource base, a combined open-pit/underground project could increase grade throughput and reduce strip ratios with the higher grade, deeper mineral resources being mined more economically by underground mining methods, which could increase annual gold production and drive down operating costs. Minecon also recommends that further studies should be undertaken to assist in estimating historical depletions and depletions by recent artisanal mining.

Additional deposits and prospects occur close to Adumbi and have the potential to add mineral resources and feed to the Adumbi operation.  Along trend from Adumbi, the Manzako and Kitenge deposits have Inferred Mineral Resources of 313,000 oz of gold (1.68 Mt grading 5.80 g/t Au) and remain open along strike and at depth. Further drilling is warranted on these two deposits

  Along the structural trend, 8 km to 13 km to the southeast across the Imbo River and within the Imbo Project, four prospects (Esio Wapi, Paradis, Museveni and Mungo Iko) with similar host lithologies to Adumbi have been outlined with soil, rock and trench geochemical sampling.  An initial shallow, scout drilling programme should be undertaken on these four prospects to determine their mineral resource potential.
  Additional Mineral Resources within the Ngayu Greenstone Belt

Additional feed for the Adumbi processing plant could also come from Loncor's 100% owned high-grade Makapela deposit, where Indicated Mineral Resources of 2.20 Mt grading 8.66 g/t Au (614,200 oz of gold) and Inferred Mineral Resources of 3.22 Mt grading 5.30 g/t Au (549,600 oz of gold) have been outlined to date with the high-grade material being able to be transported economically to Adumbi.

  Additional geotechnical investigations

Additional geotechnical investigations including drilling are recommended to optimise and potentially steepen pit slopes especially for the competent fresh BIF host rock which could reduce the strip ratio and thereby lower mining costs at Adumbi.

  Further metallurgical test work

Additional metallurgical test work, including additional flotation and petrographic studies, is recommended to confirm recoveries and reagent consumptions, and to optimise the flowsheet design.

Preliminary Economic Assessment of the Adumbi Deposit

In a press release issued December 15, 2021 (and filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov)), the Company announced the results of a preliminary economic assessment ("PEA") for its Adumbi gold deposit.  The Adumbi PEA study was prepared for Loncor by a number of independent mining and engineering consultants led by New SENET (Pty) Ltd ("SENET"), Johannesburg (Processing and Infrastructure) and Minecon Resources and Services Limited ("Minecon"), Accra (Mineral Resources, Mining and Environmental and Social) and Maelgwyn South Africa (MMSA), Johannesburg (Metallurgical test work), Knight Piésold and Senergy, Johannesburg (Power) and Epoch, Johannesburg (Tailings and Water Storage).  SENET undertook the financial and economic evaluation.  The Adumbi PEA was prepared in accordance with the requirements of National Instrument 43-101 of the Canadian Securities Administrators.  A National Instrument 43-101 technical report in respect of the Adumbi PEA dated December 15, 2021 was prepared by SENET and Minecon and filed by the Company on SEDAR (www.sedar.com).

Under new mining disclosure rules of the SEC, which became applicable to the Company for the first time for the purposes of filing this Form 20-F, an economic analysis (such as the Adumbi PEA) which includes inferred resources may only be included in this Form 20-F if the Form 20-F also includes the results of the economic analysis excluding inferred mineral resources.  As the Adumbi PEA is based on both indicated and inferred mineral resources and does not also provide a separate analysis which excludes inferred mineral resources, the results of the Adumbi PEA are not included in this Form 20-F.

Makapela Project and Other Ngayu Properties of Loncor (2010 to 2016)

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

Loncor holds 100% of the Makapela project, which is a 5 kilometre radius, circular parcel of land within the western part of the Archean Ngayu greenstone belt surrounding and including the Makapela deposit.  The Company has applied for an exploitation permit in respect of its ownership of Makapela as per the requirements of applicable DRC law.  The application of the Company, which held an exploration permit for Makapela prior to making this application, is currently pending.  See the discussion in Item 4B of this Form 20-F under "Exploration Permits and Exploitation Permits under DRC Mining Law" for a summary of exploration permits and exploitation permits under DRC law.

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

Additional information with respect to the Company's Makapela project, and certain other properties of the Company in the Ngayu gold belt, is contained in the technical report dated May 29, 2012 and entitled "Updated National Instrument 43-101 Independent Technical Report on the Ngayu Gold Project, Orientale Province, Democratic Republic of the Congo".  A copy of the said report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Joint Ventures between Loncor and Barrick in the Ngayu Belt (January 2016 to May 2021)

Loncor had several joint ventures with Barrick (TSX: "ABX"; NYSE: "GOLD") covering properties held by Loncor in the Ngayu belt.  The joint venture areas were located approximately 220 kilometres southwest of the large Kibali gold mine, which is operated by Barrick.  As per the joint venture agreements entered between Loncor and Barrick (the first of which was signed in January 2016), Barrick managed and funded all exploration on approximately 2,000 km2 of Loncor ground in the Ngayu belt until the completion of a pre-feasibility study on any gold discovery meeting the investment criteria of Barrick.  Subject to the DRC's free carried interest requirements, Barrick would earn 65% of any discovery with Loncor holding the balance of 35%.  Loncor would be required, from that point forward, to fund its pro-rata share in respect of the discovery in order to maintain its 35% interest or be diluted.  Loncor's Imbo and Makapela Projects, as well as the Yindi prospect, did not form part of the joint ventures with Barrick.

The Kibali Gold Mine, approximately 220 kilometres northeast by air from the Imbo Project, is owned 45% by each of Barrick and AngloGold Ashanti with Societe Miniere de Kilo-Moto (SOKIMO) owning the remaining 10%.  Barrick is the operator of this mine.  In 2020, Kibali produced 808,134 ounces of gold.

In January 2017, Loncor announced preliminary results of the geophysical airborne survey undertaken by Randgold as part of its joint venture with Loncor (it is noted that Randgold and Barrick merged under Barrick's name in early 2019).  A 10,013 line-kilometre helicopter borne electromagnetic 'VTEM' survey was completed over the Ngayu belt.  This survey provided a valuable additional layer of geological information through mapping the conductivity nature of the belt.  The new data assisted with resolving the lithological nature of the belt as well as assisting in identifying major structures and areas of structural complexity.

The belt scale exploration strategy of Barrick was to focus on the discovery of large high-quality gold deposits by rapidly identifying and progressing targets that show the potential to meet these filters.  Gold mineral resources had already been identified within the Ngayu greenstone belt in the Makapela and Adumbi deposits, and the objective was to further unlock the potential of the Ngayu greenstone belt for a world class discovery using cutting edge geophysics, geochemistry, structural interpretation and driven by an experienced and proven exploration team on the ground.

By the end of 2019, Barrick had identified a number of priority drill targets which were to be drilled during 2020.  Barrick commenced its drilling program in June 2020.  Initial results under the Barrick drilling program were announced by Loncor in November 2020.

In May 2021, Barrick informed Loncor that it would not be continuing exploration on the Loncor/Barrick joint venture ground.  Loncor is assessing the results of the joint venture programme.  In particular, the Mongaliema and Mokepa prospects, which are close to Makapela, are planned to be further investigated by Loncor.  At Mongaliema, the target area is a west-northwest trending shear zone hosted within altered metasediments with cherty units near the contact of a dolerite intrusive.  Pitting has demonstrated that much of the area is covered by thick transported cover which hinders near-surface exploration.  Pitting was undertaken to the southwest of the trench, which graded 32 metres at 1.37 g/t Au. Results from pits in excess of 5 metres deep confirmed the southwestern extension beneath thick transported alluvial material, with an average high grade of 18.13 g/t Au from 11 samples.  Further work is warranted from the results received to date at Mongaliema.  Mongaliema will be evaluated to determine whether it has the resource potential to be combined with the nearby Makapela deposit.

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

The Company's most explored gold prospect area within the North Kivu project area has been Manguredjipa.  Information relating to the Manguredjipa prospect is included in the independent technical report dated February 29, 2012 and entitled "National Instrument 43-101 Independent Technical Report on the Manguredjipa Gold Project, North Kivu Province, Democratic Republic of the Congo".  A copy of this technical report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

No exploration has been undertaken at the North Kivu project by the Company since 2012 due to the force majeure situation in respect of the PRs and in order to focus exploration and funds on the priority Ngayu properties.

Qualified Person

Peter N. Cowley, President of the Company and a "qualified person" as such term is defined in subpart 1300 of Regulation S-K and in National Instrument 43-101, has reviewed and approved the technical information in this Form 20-F relating to the Company's mineral projects.

Locality Map of the Imbo Project in Africa

Location of Imbo Project within the DRC

300000 mN
500000 mE
650000 mE
N
Pawa
Badudu
Angali
Sondo
Wamba
Makapela
Malabwana
Batsumoni
Bavombo
Baita
Bafwasengi
Imbo
Azapamba
Bomili
Bafwasele
Yindi
Bafwakge
Nia-Nia
Adusa
Epini
150000 mN
Bafwabili
Bafwapoka
Bafwatebu
Balika
Bafwatongono
Bafwasende
Bigbulu
0
12.5
25
50
kilometres
650000 mE
LEGEND
Towns
Rivers
Roads
Reserve de faune Okapi
Loncor 84.68% - Imbo (Adumbi)
Former Loncor / Barrick JV Boundary
Loncor – 100%

Locality Map of Imbo Project

Item 4A.  Unresolved Staff Comments

Not applicable.

Item 5.  Operating and Financial Review and Prospects

See the management's discussion and analysis of the Company for the year ended December 31, 2021 incorporated by reference into this Form 20-F as Exhibit 15.1.

A.  Operating Results

See the management's discussion and analysis of the Company for the year ended December 31, 2021 incorporated by reference into this Form 20-F as Exhibit 15.1.

B.  Liquidity and Capital Resources.

See the management's discussion and analysis of the Company for the year ended December 31, 2021 incorporated by reference into this Form 20-F as Exhibit 15.1.

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

Item 6.  Directors, Senior Management and Employees

A.  Directors and Senior Management

The directors and officers of the Company and term of continuous service are as follows:

Name	Position(s) with the Company	Served as a Director Since
Arnold T. Kondrat	Executive Chairman of the Board and director	August 24, 1993
John Barker	Chief Executive Officer	Not applicable
Peter N. Cowley	President and a director	June 26, 2020
Donat K. Madilo	Chief Financial Officer	Not applicable
Fabrice Matheys	General Manager, DRC	Not applicable
Geoffrey G. Farr	Corporate Secretary	Not applicable
Zhengquan (Philip) Chen (1) (2)	Director	June 28, 2019
Richard J. Lachcik (1) (2)	Director	June 29, 1998
William R. Wilson (1) (2)	Director	July 15, 1997

____________________

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

John Barker - Mr. Barker has over 30 years of global mining experience encompassing many key elements of the mining world.  His experience includes 15 years as a leading mining analyst, including with RBC DS heading up their Global Gold Mining initiative and focusing on African mining equities.  Subsequently, he was Vice President Corporate Development for TSX-listed SouthernEra Resources, which was taken over by Lonmin, and was instrumental in the Guinor Gold sale to Crew Gold.  More recently he has been involved in various copper, diamond and platinum initiatives in Southern Africa.  During his career he has been involved in numerous asset sales and equity issues raising over US$600m in Canada, Australia, Europe and RSA.

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

Fabrice Matheys - Mr. Matheys is a professional geologist with more than 29 years of experience in Africa.  Prior to his role with Loncor, Mr. Matheys served as Exploration Geologist for De Beers in Botswana, West Africa and South Africa and spent eight years as Exploration Manager in the DRC with exploration programs focused on gold, diamonds, niobium and tungsten.

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

B.  Compensation

Named Officers

Summary Compensation Table

The following table sets forth certain information with respect to compensation paid to the officers of the Company set out in the following table (the "NEOs") for the financial year ended December 31, 2021.

Name and Principal Position	Year	Salary (US$)	Share-based awards (US$)	Option-based awards (2) (US$)	Non-equity incentive plan compensation - Annual Incentive Plan (US$)	All other Compensation (US$)	Total Compensation (US$)
Arnold T. Kondrat Executive Chairman of the Board (1)	2021	$250,000	N/A	$198,450	$250,000	$8,476 (3)	$706,926
John Barker Chief Executive Officer (4)	2021	$157,605 (5)	N/A	$326,389	N/A	Nil	$483,994
Donat K. Madilo Chief Financial Officer	2021	$166,667	N/A	$119,070	N/A	$11,071 (3)	$296,808
Peter N. Cowley President	2021	$150,000	N/A	$198,450	N/A	Nil	$348,450
Fabrice Matheys General Manager, DRC	2021	$135,000	N/A	$122,206	N/A	$43,504 (6)	$300,710

______________________________________

(1) Mr. Kondrat was appointed Executive Chairman of the Board of the Company in September 2021.  Prior to this appointment, he served as Chief Executive Officer of the Company.

(2) These amounts represent the grant date fair value of the stock options awarded in 2021 to the NEOs, calculated in Canadian dollars and then converted to U.S. dollars using an average exchange rate for 2021 of Cdn$1.00 = US$0.7980.  There were two stock option grants in 2021 to the NEOs - on March 15 and September 29.  Grant date fair value of the stock options granted on March 15, 2021 to the NEOs was calculated in accordance with the Black-Scholes model using the price of the Company's common shares on the date of grant of Cdn$0.65 per share, with the key valuation assumptions being stock price volatility of 82.68%, risk free interest rate of 0.49%, no dividend yield and expected life of 3 years.  Grant date fair value of the stock options granted on September 29, 2021 to the NEOs was calculated in accordance with the Black-Scholes model using the price of the Company's common shares on the date of grant of Cdn$0.70 per share, with the key valuation assumptions being stock price volatility of 82.38%, risk free interest rate of 0.67%, no dividend yield and expected life of 3 years.

(3) This amount represents medical and life insurance premiums paid by the Company.

(4) Mr. Barker was appointed Chief Executive Officer of the Company in September 2021.  Prior to this appointment, he served as Vice President of Business Development of the Company.

(5) The salary for Mr. Barker was paid in Canadian dollars.  The U.S. dollar amount set out in the above table for such salary was calculated using an average exchange rate for 2021 of Cdn$1.00 = US$0.7980.

(6) This amount represents medical and life insurance premiums paid by the Company totaling US$3,504 and a US$40,000 bonus paid by the Company to Mr. Matheys.

Incentive Plan Awards

The following table provides details regarding outstanding option and share-based awards held by the NEOs as at December 31, 2021:

Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (2) ($)	Option expiration date	Aggregate value of unexercised in-the-money options (3) (US$)	Number of shares or units that have not vested (#)	Market or payout value of share- based awards that have not vested (US$)
Arnold T. Kondrat	Sept. 29, 2021	250,000	Cdn$0.70 (US$0.55)	Sept. 29, 2026	Nil	N/A	N/A
	Mar. 15, 2021	250,000	Cdn$0.65 (US$0.51)	Mar. 15, 2026	$2,500
	Dec. 6, 2019	500,000	Cdn$0.40 (US$0.32)	Dec. 6, 2024	$100,000
	June 24, 2019	250,000	Cdn$0.18 (US$0.14)	June 24, 2024	$95,000
	Mar. 14, 2019	125,000	Cdn$0.14 (US$0.11)	Mar. 14, 2024	$51,250
John Barker	Sept. 29, 2021	600,000	Cdn$0.70 (US$0.55)	Sept. 29, 2026	Nil	N/A	N/A
	Mar. 15, 2021	250,000	Cdn$0.65 (US$0.51)	Mar. 15, 2026	$2,500
	Sept. 15, 2020	100,000	Cdn$0.60 (US$0.47)	Sept. 15, 2025	$5,000
	April 19, 2020	250,000	Cdn$0.45 (US$0.36)	April 19, 2025	$40,000
Donat K. Madilo	Sept. 29, 2021	150,000	Cdn$0.70 (US$0.55)	Sept. 29, 2026	Nil	N/A	N/A
	Mar. 15, 2021	150,000	Cdn$0.65 (US$0.51)	Mar. 15, 2026	$1,500
	Dec. 6, 2019	150,000	Cdn$0.40 (US$0.32)	Dec. 6, 2024	$30,000
	June 24, 2019	125,000	Cdn$0.18 (US$0.14)	June 24, 2024	$47,500
	Mar. 14, 2019	125,000	Cdn$0.14 (US$0.11)	Mar. 14, 2024	$51,250
Peter N. Cowley	Sept. 29, 2021	250,000	Cdn$0.70 (US$0.55)	Sept. 29, 2026	Nil	N/A	N/A
	Mar. 15, 2021	250,000	Cdn$0.65 (US$0.51)	Mar. 15, 2026	$2,500
	Dec. 6, 2019	500,000	Cdn$0.40 (US$0.32)	Dec. 6, 2024	$100,000
Fabrice Matheys	Sept. 29, 2021	100,000	Cdn$0.70 (US$0.55)	Sept. 29, 2026	Nil	N/A	N/A
	Mar. 15, 2021	200,000	Cdn$0.65 (US$0.51)	Mar. 15, 2026	$2,000
	Dec. 6, 2019	200,000	Cdn$0.40 (US$0.32)	Dec. 6, 2024	$40,000

______________________________

(1) The stock options granted on March 14, 2019, April 19, 2020 and September 15, 2020 vest (or vested as applicable) as follows: 1/4 of the stock options granted to each optionee vest (or vested as applicable) on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.  The stock options granted on June 24, 2019, December 6, 2019, March 15, 2021 and September 29, 2021 vested as follows: 100% of the stock options granted to each optionee vested on the 4 month anniversary of the grant date.

(2) The exercise price of each of the stock options held by the NEOs is in Canadian dollars.  The U.S. dollar figures set out in this column of the table were calculated using the exchange rate on December 31, 2021 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7888.

(3) This is based on (a) the closing sale price per share of the Company's common shares on December 31, 2021 of Cdn$0.66 as reported by the Toronto Stock Exchange, and (b) converting that price into a price of US$0.52 using the exchange rate on December 31, 2021 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7888.

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

The amounts earned by the non-executive directors of the Company during the financial year ended December 31, 2021 are set out in the table below under "Director Summary Compensation Table".

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

Director Summary Compensation Table

The following compensation table sets out the compensation paid to each of the Company's directors in the year ended December 31, 2021, other than Mr. Kondrat and Mr. Cowley.  See "Summary Compensation Table" above for details regarding the compensation paid to each of Mr. Kondrat and Mr. Cowley as an executive of the Company in respect of services rendered during 2021.

Name	Fees earned (US$)	Share-based awards (US$)	Option-based awards (1) (US$)	Non-equity incentive plan compensation (US$)	All other Compensation (US$)	Total (US$)
Zhengquan (Philip) Chen	$24,000	N/A	$59,535	N/A	N/A	$83,535
Richard J. Lachcik	$24,000	N/A	$59,535	N/A	N/A	$83,535
William R. Wilson	$24,000	N/A	$59,535	N/A	N/A	$83,535

________________________________

(1) These amounts represent the grant date fair value of the stock options awarded in 2021 to the directors set out in the above table, calculated in Canadian dollars and then converted to U.S. dollars using an average exchange rate for 2021 of Cdn$1.00 = US$0.7980.  There were two stock option grants in 2021 to the said directors - on March 15 and September 29.  Grant date fair value of the stock options granted on March 15, 2021 was calculated in accordance with the Black-Scholes model using the price of the Company's common shares on the date of grant of Cdn$0.65 per share, with the key valuation assumptions being stock price volatility of 82.68%, risk free interest rate of 0.49%, no dividend yield and expected life of 3 years.  Grant date fair value of the stock options granted on September 29, 2021 was calculated in accordance with the Black-Scholes model using the price of the Company's common shares on the date of grant of Cdn$0.70 per share, with the key valuation assumptions being stock price volatility of 82.38%, risk free interest rate of 0.67%, no dividend yield and expected life of 3 years.

Incentive Plan Awards

The following table provides details regarding the outstanding option and share based awards held as at December 31, 2021 by the directors of the Company other than Mr. Kondrat and Mr. Cowley.  See "Named Officers - Incentive Plan Awards" above for details regarding the outstanding stock options held by Mr. Kondrat and Mr. Cowley as at December 31, 2021.

Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (2) ($)	Option expiration date	Aggregate value of unexercised in-the-money options (3) (US$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (US$)
Zhengquan (Philip) Chen	Sept. 29, 2021	75,000	Cdn$0.70 (US$0.55)	Sept. 29, 2026	Nil	N/A	N/A
	Mar. 15, 2021	75,000	Cdn$0.65 (US$0.51)	Mar. 15, 2026	$750
	Dec. 6, 2019	100,000	Cdn$0.40 (US$0.32)	Dec. 6, 2024	$21,000
	July 2, 2019	75,000	Cdn$0.18 (US0.14)	July 2, 2024	$28,500
Richard J. Lachcik	Sept. 29, 2021	75,000	Cdn$0.70 (US$0.55)	Sept. 29, 2026	Nil	N/A	N/A

Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (2) ($)	Option expiration date	Aggregate value of unexercised in-the-money options (3) (US$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (US$)
	Mar. 15, 2021	75,000	Cdn$0.65 (US$0.51)	Mar. 15, 2026	$750
	Dec. 6, 2019	100,000	Cdn$0.40 (US$0.32))	Dec. 6, 2024	$21,000
	June 24, 2019	75,000	Cdn$0.18 (US$0.14)	June 24, 2024	$28,500
	Mar. 14, 2019	75,000	Cdn$0.14 (US$0.11)	Mar. 14, 2024	$30,750
William R. Wilson	Sept. 29, 2021	75,000	Cdn$0.70 (US$0.55)	Sept. 29, 2026	Nil	N/A	N/A
	Mar. 15, 2021	75,000	Cdn$0.65 (US$0.51)	Mar. 15, 2026	$750
	Dec. 6, 2019	100,000	Cdn$0.40 (US$0.32)	Dec. 6, 2024	$21,000
	June 24, 2019	75,000	Cdn$0.18 (US$0.14)	June 24, 2024	$28,500
	Mar. 14, 2019	75,000	Cdn$0.14 (US$0.11)	Mar. 14, 2024	$30,750

________________________________

(1) The stock options granted on March 14, 2019 and July 2, 2019 vest (or vested as applicable) as follows: 1/4 of the stock options granted to each optionee vest (or vested as applicable) on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.  The stock options granted on June 24, 2019, December 6, 2019, March 15, 2021 and September 29, 2021 vested as follows: 100% of the stock options granted to each optionee vested on the 4 month anniversary of the grant date.

(2) The exercise price of each of the stock options held by the NEOs is in Canadian dollars.  The U.S. dollar figures set out in this column of the table were calculated using the exchange rate on December 31, 2021 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7888.

(3) This is based on (a) the closing sale price per share of the Company's common shares on December 31, 2021 of Cdn$0.66 as reported by the Toronto Stock Exchange, and (b) converting that price into a price of US$0.52 using the exchange rate on December 31, 2021 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7888.

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

Executives' Employment Contracts

The Company and Arnold T. Kondrat have entered into an employment contract (the "Executive Chairman Agreement") which sets out the terms upon which Mr. Kondrat performs the services of Executive Chairman of the Board of the Company.  Mr. Kondrat's annual salary under the Executive Chairman Agreement is US$250,000.  The term of the Executive Chairman Agreement continues until December 31, 2024, provided that the Company may terminate the Executive Chairman Agreement at any time for just cause upon written notice to Mr. Kondrat.  The Executive Chairman Agreement includes a "change of control bonus", pursuant to which, upon the occurrence of a "change of control" (as defined in the Executive Chairman Agreement) of the Company where the Company's "market capitalization" (as defined in the Executive Chairman Agreement) exceeds Cdn$75,000,000, the Company shall pay to Mr. Kondrat a Cdn$5,000,000 cash bonus.

The Company and John Barker have entered into an employment contract (the "CEO Agreement") which sets out the terms upon which Mr. Barker performs the services of Chief Executive Officer of the Company.  Mr. Barker's annual salary under the CEO Agreement is Cdn$250,000.  The term of the CEO Agreement continues until September 21, 2023, provided that the Company may terminate the CEO Agreement at any time for just cause upon written notice to Mr. Barker.

The Company and Donat K. Madilo have entered into an employment contract (the "CFO Agreement") which sets out the terms upon which Mr. Madilo performs the services of Chief Financial Officer of the Company.  Mr. Madilo's annual salary under the Madilo Agreement is US$175,000.  The Company may terminate the CFO Agreement at any time for just cause upon written notice to Mr. Madilo.

The Company and Peter N. Cowley have entered into an employment contract (the "President Agreement") which sets out the terms upon which Mr. Cowley performs the services of President of the Company.  Mr. Cowley's annual salary under the President Agreement is US$175,000.  The term of the President Agreement continues until May 1, 2025, provided that the Company may terminate the President Agreement at any time for just cause upon written notice to Mr. Cowley.

Each of the CEO Agreement, CFO Agreement and President Agreement also provides as follows: (a) in the event of a "change of control" (as such term is defined in each employment agreement) of the Company or the "constructive dismissal" of the employee (as such term is defined in each employment agreement) of the employee, the employee has the right to terminate his employment agreement and is entitled to be paid by the Company an amount (the "Retiring Allowance") equal to the sum of (i) three times his annual salary and (ii) three times the "Bonus Amount" (see below for definition of "Bonus Amount"); (b) if immediately prior to such termination the employee holds stock options of the Company, he shall be entitled to exercise all such stock options (vested and unvested) at any time during the period of time commencing upon such termination and ending on the natural expiry date of such stock options; and (c) in the event the Company terminates the employment agreement without cause, the employee is entitled to the stock option exercise rights described above in item (b) and to be paid by the Company the Retiring Allowance.

"Bonus Amount" is defined to mean an amount equal to one-half of the aggregate amount of all bonuses paid or payable to the employee by the Company and its subsidiaries in respect of the two most recent fiscal years of the Company.

Audit Committee

The Board has an audit committee (the "Audit Committee"), the members of which are Zhengquan (Philip) Chen, Richard J. Lachcik and William R. Wilson.  Each member of the Audit Committee is independent within the meaning of Canadian National Instrument 52-110 - Audit Committees ("NI 52-110") and Section 803A of the NYSE American Company Guide.  Each member of the Audit Committee is also "financially literate" within the meaning of NI 52-110.  At no time since the commencement of the Company's financial year ended December 31, 2021 was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.  The Audit Committee's charter is incorporated by reference into this Form 20-F as Exhibit 1.3.

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

D.  Employees

The following sets out the number of employees which the Company and its subsidiaries had as at December 31, 2021, December 31, 2020 and December 31, 2019, providing a breakdown of these employees by location/project:

Location/Project	Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2019

Loncor office, Toronto, Canada	5	4	3

Loncor office in Beni, DRC	3	3	-

Ngayu projects	-	-	1

Imbo Project camp	21	38	4

Totals:	29	45	8

________________________________

(1) The Imbo Project was acquired by the Company in September 2019 (see "Information on the Company - History and Development of the Company" in Item 4A of this Form 20-F).  The significant increase in employees at the Imbo Project camp during 2020 was a result of the commencement by the Company of an exploration program at the Imbo Project following its acquisition.

Neither the Company nor any of its subsidiaries has any unionized employees.

Neither the Company nor any of its subsidiaries employ a significant number of temporary employees.

E.  Share Ownership

The following table sets out the number of common shares of the Company held by the Company's directors and officers as of April 20, 2022 (including the percentage of the Company's outstanding common shares represented by such shares).  See Item 6.B. of this Form 20-F for information regarding the stock options of the Company held by the Company's directors and officers as of December 31, 2021.

Name	Number of Common Shares Owned	Percentage of Outstanding Common Shares
John Barker	325,500	0.23%
Zhengquan (Philip) Chen	29,800	0.02%
Peter N. Cowley	110,000	0.08%
Geoffrey G. Farr	302,500	0.22%
Arnold T. Kondrat	29,683,909 (1)	21.08%
Richard J. Lachcik	155,833	0.11%
Donat K. Madilo	420,000	0.30%
Fabrice Matheys	nil	-
William R. Wilson	151,667	0.11%

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

(b) The total number of common shares of the Company issuable upon the exercise of all outstanding stock options granted under the Plan shall not at any time exceed 10% of the total number of outstanding common shares of the Company, from time to time (as at the date of this Form 20-F, there are outstanding under the Plan 10,646,000 stock options entitling the holders to purchase an aggregate of 10,646,000 common shares of the Company (which is equal to 7.56% of the number of common shares of the Company which are outstanding as at the date of this Form 20-F), such that the number of new stock options currently available for future grants under the Plan is stock options to purchase an aggregate of 3,436,417 common shares of the Company (which is equal to 2.44% of the number of common shares of the Company which are outstanding as at the date of this Form 20-F).

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

Item 7.  Major Shareholders and Related Party Transactions

A.  Major Shareholders

To the knowledge of management of the Company, based on a review of publicly available filings as at April 20, 2022, the following are the only persons or companies who beneficially own 5% or more of the outstanding common shares of the Company:

Name of Shareholder	Number of Common Shares Owned	Percentage of Outstanding Common Shares (1)
Arnold T. Kondrat (2)	29,683,909	21.08%
Resolute Canada 2 Pty Ltd (3)	31,450,000	22.33%
Newmont Canada FN Holdings ULC (4)	7,275,000	5.17%

_________________________________

(1) The information in this column of the table is based on the number of common shares of the Company outstanding as at April 20, 2022.

(2) Mr. Kondrat is Executive Chairman of the Board and a director of the Company.  As at March 21, 2018, Mr. Kondrat held 37,150,409 (or 46.82%) of the outstanding common shares of the Company.  See Item 4A. of this Form 20-F ("History and Development of the Company") with respect to (a) the share sale transaction with Resolute pursuant to which Mr. Kondrat sold 12,500,000 common shares of the Company in June 2018, and (b) the private placement transaction pursuant to which Mr. Kondrat acquired 350,000 common shares of the Company in June 2018.  Immediately following these transactions, Mr. Kondrat held 25,000,409 (or 26.68%) of the outstanding common shares of the Company.  During 2019, 2020 and 2021, Mr. Kondrat acquired, in total, an additional 4,683,500 common shares, such that he currently holds (as at April 20 2022) 29,683,909 (or 21.08%) of the outstanding common shares of the Company.

(3) See Item 4A of this Form 20-F ("History and Development of the Company") which sets out the transactions pursuant to which Resolute Canada 2 Pty Ltd ("Resolute") acquired in 2018 25,500,000 common shares of the Company.  Immediately following these transactions, these 25,500,000 common shares represented 27.22% of the outstanding common shares of the Company.  In 2020 and 2021, Resolute acquired, in total, an additional 5,950,000 common shares of the Company, such that Resolute currently holds (as at April 20 2022) 31,450,000 (or 22.33%) of the outstanding common shares of the Company.

(4) See Item 4A of this Form 20-F ("History and Development of the Company") which sets out the transactions pursuant to which Newmont Canada FN Holdings ULC acquired the common shares of the Company currently held by it as reflected in the above table.

None of the shareholders disclosed above have any voting rights with respect to their respective common shares of the Company that are different from any other holder of common shares of the Company.

As of April 20, 2022, based on the Company's shareholders' register, there were 91 shareholders of record of the Company's common shares in the United States, holding 5.98% of the outstanding common shares of the Company.

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

B. Related Party Transactions

On February 25, 2020, the Company closed a private placement 6,000,000 common shares of the Company at a price of Cdn$0.40 per share for gross proceeds of Cdn$2,400,000.  Arnold T. Kondrat ("Kondrat"), who is Executive Chairman (but was Chief Executive Officer at the time of the transaction) and a director of the Company, purchased 1,440,000 of such shares, Resolute Canada 2 Pty Ltd ("Resolute"), which holds more than 10% of the outstanding common shares of the Company, purchased 300,000 of such shares, and Donat K. Madilo ("Madilo"), who is Chief Financial Officer of the Company, purchased 50,000 of such shares.

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

B.  Significant Changes

There have been no significant changes in the affairs of the Company since the date of the audited annual consolidated financial statements of the Company as at and for the year ended December 31, 2021, other than as discussed in this Form 20-F.

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

Toronto Stock Exchange

The Company's common shares commenced trading on the TSX on April 26, 2013.  Prior to April 26, 2013, such shares traded on the TSX Venture Exchange.  The following table discloses the annual high and low sales prices in Canadian dollars for the common shares of the Company for the five most recent financial years of the Company as traded on the TSX:

Year	High (Cdn$)	Low (Cdn$)
2021	$0.86	$0.53
2020	$0.89	$0.315
2019	$0.49	$0.13
2018	$0.26	$0.12
2017	$0.40	$0.15

The following table discloses the high and low sales prices in Canadian dollars for the common shares of the Company for each quarterly period within the two most recent financial years of the Company as traded on the TSX:

Quarter Ended	High (Cdn$)	Low (Cdn$)
December 31, 2021	$0.80	$0.60
September 30, 2021	$0.74	$0.54
June 30, 2021	$1.16	$0.78
March 31, 2021	$0.81	$0.50
December 31, 2020	$0.87	$0.51
September 30, 2020	$0.89	$0.47
June 30, 2020	$0.70	$0.36
March 31, 2020	$0.88	$0.315

The following table discloses the monthly high and low sales prices in Canadian dollars for the common shares of the Company for the most recent six months as traded on the TSX:

Month	High (Cdn$)	Low (Cdn$)
April 2022 (1)	$0.60	$0.45
March 2022	$0.66	$0.56
February 2022	$0.62	$0.49
January 2022	$0.65	$0.55
December 2021	$0.80	$0.63
November 2021	$0.86	$0.67
October 2021	$0.81	$0.60

_________________________________

(1) From April 1, 2022 to April 25, 2022.

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

Year	High (US$)	Low (US$)
2021	$0.969	$0.394
2020	$0.66	$0.22
2019	$0.40	$0.19
2018	$0.18	$0.08
2017	$0.28	$0.10

The following table discloses the high and low sales prices in United States dollars for the common shares of the Company for each quarterly period within the two most recent financial years as traded on the OTCQB and OTCQX tiers of the OTC, as applicable:

Quarter Ended	High (US$)	Low (US$)
December 31, 2021	$0.672	$0.478
September 30, 2021	$0.596	$0.467
June 30, 2021	$0.969	$0.551
March 31, 2021	$0.662	$0.394
December 31, 2020	$0.66	$0.38
September 30, 2020	$0.63	$0.35
June 30, 2020	$0.50	$0.26
March 31, 2020	$0.64	$0.22

The following table discloses the monthly high and low sales prices in United States dollars for the common shares of the Company for the most recent six months as traded on the OTCQX tier of the OTC:

Month	High (US$)	Low (US$)
April 2022 (1)	$0.462	$0.359
March 2022	$0.504	$0.451
February 2022	$0.472	$0.394
January 2022	$0.522	$0.478
December 2021	$0.625	$0.482
November 2021	$0.672	$0.553
October 2021	$0.631	$0.478

_________________________________

(1) From April 1, 2022 to April 25, 2022.

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

B.  Memorandum and Articles of Association

A copy of the Company's articles of amalgamation and articles of amendment are incorporated by reference into this Form 20-F as Exhibits 1.1, 1.5 and 1.6.  The Company's general by-law is incorporated by reference into this Form 20-F as Exhibit 1.2.

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

The Company's authorized share capital consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series, of which 140,824,174 common shares and no preference shares were issued and outstanding as of April 25, 2022.  The following is a summary of the material provisions attaching to the common shares and preference shares.

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

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership and disposition of Common Shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. This summary does not address the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership and disposition of Common Shares.  Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax considerations applicable to U.S. Holders as discussed in this summary.  This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.  In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to the alternative minimum tax; (i) are partnerships and other pass-through entities (and investors in such partnerships and entities); (j) are S corporations (and shareholders thereof); (k) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company; (l) are U.S. expatriates or former long-term residents of the U.S.; (m) hold Common Shares in connection with a trade or business, permanent establishment, or fixed base outside the United States or are otherwise subject to taxing jurisdictions other than, or in addition to, the U.S.; or (n) are subject to special tax accounting rules with respect to the Common Shares.  U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

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

Passive Foreign Investment Company Rules

If the Company were to constitute a "passive foreign investment company" under the meaning of Section 1297 of the Code (a "PFIC", as defined below) for any year during a U.S. Holder's holding period, then certain potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares.  The Company believes that it was classified as a PFIC during the tax year ended December 31, 2021, and due to the nature of the Company's assets and the income that the Company expects to generate, the Company expects to be a PFIC for its current tax year and may be a PFIC in subsequent tax years.  No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested.  The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document.  Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status.  Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any subsidiary of the Company.

In addition, in any year in which the Company is classified as a PFIC, such holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require.  In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file a IRS Form 8621 annually.

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

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Company's direct or indirect equity interest in any company that is also a PFIC (a "Subsidiary PFIC"), and will be subject to U.S. federal income tax under the "Default PFIC Rules under Section 1291 of the Code" discussed below on their proportionate share of (a) any "excess distributions," as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC.  In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Common Shares.  Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of Common Shares are made.

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

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any "excess distribution" received on Common Shares or with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing U.S. Holder's holding period for the respective Common Shares.  The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income.  The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income (and not eligible for certain preferential tax rates, as discussed below) in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year.  A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as "personal interest," which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds Common Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent tax years.  If the Company ceases to be a PFIC, a Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such Common Shares were sold on the last day of the last tax year for which the Company was a PFIC.

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

U.S. Holders should be aware that there can be no assurances that the Company will satisfy the record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with a PFIC Annual Information Statement or other information that such U.S. Holders are required to report under the QEF rules, in the event that the Company is a PFIC.  Thus, U.S. Holders may not be able to make a QEF Election with respect to their Common Shares.  Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

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

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock.  The Common Shares generally will be "marketable stock" if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to section 11A of the U.S. Exchange Act, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks.  If such stock is traded on such a qualified exchange or other market, such stock generally will be "regularly traded" for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

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

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed U.S. federal income tax return. A timely Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Common Shares cease to be "marketable stock" or the IRS consents to revocation of such election.  Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

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

In addition, a U.S. Holder who acquires Common Shares from a decedent will not receive a "step up" in tax basis of such Common Shares to fair market value.

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

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the PFIC rules (including the applicability and advisability of a QEF Election or Mark-to-Market Election) and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership and disposition of Common Shares.

Ownership and Disposition of Common Shares

The following discussion is subject in its entirety to the rules described above under the heading "Passive Foreign Investment Company Rules."

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company, as computed for U.S. federal income tax purposes.  A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC for the tax year of such distribution or the preceding tax year.  To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares.  (See "Sale or Other Taxable Disposition of Common Shares" below).  However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income.  Dividends received on Common Shares generally will not be eligible for the "dividends received deduction" generally applicable to corporations.  Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Common Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year.  The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

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

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time).  If the foreign currency is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.  Different rules apply to U.S. Holders who use the accrual method of tax accounting.  Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

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

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, certain exempt persons generally are excluded from these information reporting and backup withholding rules.  Backup withholding is not an additional tax.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

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

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds.

14.A.-D.  Modifications to the Rights of Security Holders

The Company was formed under the OBCA on August 24, 1993 by articles of amalgamation.  The name of the Company upon amalgamation was Taylor Rand Incorporated.  On June 25, 1996, pursuant to the filing of articles of amendment, the Company changed its name from Taylor Rand Incorporated to Sheridan Reserve Incorporated and consolidated its outstanding common shares.  Articles of amendment were filed by the Company on January 28, 1997 to consolidate its outstanding series of preference shares.  The Company changed its name from Sheridan Reserve Incorporated to Nevadabobs.com Inc. on August 4, 2000 pursuant to the filing of articles of amendment.  The Company changed its name from Nevadabobs.com Inc. to Nevada Bob's International Inc. on August 24, 2001 pursuant to articles of amendment.  Articles of amendment were filed by the Company on May 6, 2002 to consolidate its outstanding common shares.  Articles of amendment were filed by the Company on April 30, 2003 to create a series of preference shares.  On November 28, 2008, immediately following the acquisition by the Company of Old Loncor, the Company filed articles of amalgamation which amalgamated the Company with Old Loncor and changed the Company's name from Nevada Bob's International Inc. to Loncor Resources Inc.  Pursuant to articles of amendment dated September 19, 2019, the Company consolidated its outstanding common shares on a two to one basis.  All amounts in this Form 20-F have been adjusted to reflect this share consolidation.  The Company changed its name from Loncor Resources Inc. to Loncor Gold Inc. on June 7, 2021 pursuant to articles of amendment.

14.E.  Use of Proceeds

Not applicable.

Item 15.  Controls and Procedures.

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the U.S. Exchange Act) for the year ended December 31, 2021.  Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were adequately designed and are effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms.

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

(b) Management's Annual Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Exchange Act.  The Company's management has employed a framework consistent with U.S. Exchange Act Rule 13a-15(c), to evaluate the Company's internal control over financial reporting described below.  The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board ("IFRS").

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the design and operation of the Company's internal control over financial reporting as of December 31, 2021 based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.  Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2021 and no material weaknesses were discovered.

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

(d) Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the year ended December 31, 2021, that management believes have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

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

Item 16.C.  Principal Accountant Fees and Services

The following summarizes the total fees billed by Kreston GTA LLP, Markham, Ontario, Canada (PCAOB ID 6644), the external auditors of the Company, for each of the years ended December 31, 2021 and December 31, 2020.  All dollar amounts are exclusive of applicable taxes.

	2021	2020
Audit Fees	Cdn$45,000	Cdn$45,000
Audit-Related Fees	Nil	Nil
Tax Fees	Cdn$5,000	Cdn$5,000
All Other Fees	Nil	Nil

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

Item 16.E.  Purchase of Equity Securities by the Issuer and Affiliated Purchasers

The Company did not purchase any of its common shares during the financial year ended December 31, 2021.

Item 16.F.  Change in Registrant's Certifying Accountant

Not applicable.

Item 16.G.  Corporate Governance

Not applicable.

Item 16.H.  Mine Safety Disclosure

Not applicable.

Item 16.I.  Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 17.  Financial Statements

Not applicable.

Item 18.  Financial Statements

The financial statements appear on pages F-1 through F-37.

Item 19.  Exhibits

The following exhibits are filed as part of this Form 20-F:

EXHIBIT NUMBER	DESCRIPTION
Constating Documents
1.1	Company's articles of amalgamation (1)
1.2	Company's general by-law (1)
1.3	Audit Committee's charter (1)
1.4	Company's Business Conduct Policy (1)
1.5	Company's articles of amendment (1A)
1.6	Company's articles of amendment (1B)

Registered Securities
2.1	Description of the registered securities

Material Contracts
4.1	Company's stock option plan

Subsidiaries
8.1	List of subsidiaries of the Company

Certifications
12.1	Certification of the Chief Executive Officer of the Company pursuant to Section 302 of Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer of the Company pursuant to Section 302 of Sarbanes-Oxley Act of 2002
13.1	Certification of the Chief Executive Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Chief Financial Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Other Exhibits
15.1	Management's discussion and analysis of the Company for the year ended December 31, 2021
15.2	Consent of Daniel Bansah for Technical Report Summary on the Mineral Resources of the Imbo Project
15.3	Consent of Christian Bawah for Technical Report Summary on the Mineral Resources of the Imbo Project
15.4	Technical Report Summary on the Mineral Resources of the Imbo Projec

XBRL
101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

Notes:

(1) Previously filed as an exhibit to the Company's annual report on Form 20-F filed with the SEC on March 30, 2012.  SEC file number 001-35124.

(1A) Previously filed as Exhibit 99.1 to the Company's current report on Form 6-K filed with the SEC on April 3, 2020.

(1B) Previously filed as Exhibit 99.1 to the Company's current report on Form 6-K filed with the SEC on April 19, 2022.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 29, 2022

LONCOR GOLD INC.
(Registrant)

By:	(signed) "John Barker"
John Barker
Chief Executive Officer

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(Expressed in U.S. Dollars - audited)

Contents

CONSOLIDATED FINANCIAL STATEMENTS

Management's Report

Management's Responsibility for Financial Statements

The consolidated financial statements and the notes thereto have been prepared in accordance with International Financial Reporting Standards and are the responsibility of the management of Loncor Gold Inc. (the "Company"). The financial information presented elsewhere in the Management's Discussion and Analysis is consistent with the data that is contained in the consolidated financial statements. The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgments of management.

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

The consolidated financial statements for the year ended December 31, 2021 have been audited by Kreston GTA LLP, Chartered Professional Accountants and Licensed Public Accountants, in accordance with the standards of the Public Company Accounting Oversight Board (United States).

(Signed) "John Barker"	(Signed) "Donat K. Madilo"

John Barker	Donat K. Madilo

Chief Executive Officer	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Loncor Gold Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Loncor Gold Inc. (the "Company") as of December 31, 2021 and 2020, and the related consolidated statements of loss and comprehensive loss, changes in shareholders' equity, and cash flows for the years ended December 31, 2021, 2020, and 2019, and the related notes (collectively referred to as the "consolidated financial statements").

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for the years ended December 31, 2021, 2020, and 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment assessment of exploration and evaluation assets - Refer to Note 9 to the financial statements

Critical Audit Matter Description

We identified the impairment assessment of exploration and evaluation assets as a key audit matter due to significant auditor and management judgement and estimation involved in determining the recoverable amount. As disclosed in Note 9 to the consolidated financial statements, the carrying value of the Company's exploration and evaluation assets were approximately $38 million as at December 31, 2021. As discussed in Note 3 to the consolidated financial statements, the carrying value of exploration and evaluation is reviewed each reporting period to determine whether there is any indication of impairment or reversal of impairment.

How the Critical Audit Matter Was Addressed in the Audit

Our primary procedures to address this critical audit matter include i) testing the operating effectiveness of certain internal controls related to the Company's process to assess indicators of impairment or reversal of impairment; ii) evaluating the appropriateness of the methods and valuation models used; and iii) evaluating the reasonableness of the significant assumptions used by management. We also assessed the competence, capabilities and objectivity of the Company's personnel involved in preparing the impairment assessment.

Chartered Professional Accountants

Licensed Public Accountants

Markham, Canada

March 31, 2022

Kreston GTA LLP 6644

Loncor Gold Inc. CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Expressed in U.S. dollars)

	Notes	December 31, 2021	December 31, 2020
		$	$
Assets
Current Assets
Cash and cash equivalents		154,154	256,624
Advances receivable and prepaid expenses	6	345,193	236,667
Due from related parties	7	285,074	26,474
Total Current Assets		784,421	519,765

Non-Current Assets
Property, plant and equipment	8	1,269,434	527,904
Exploration and evaluation assets	9	38,271,725	31,623,192
Intangible assets	10	-	1
Total Non-Current Assets		39,541,159	32,151,097

Total Assets		40,325,580	32,670,862

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable	12	1,488,379	715,452
Accrued liabilities		83,663	221,634
Due to related parties	7	67,477	284,920
Employee retention allowance	19	184,951	184,159
Lease obligation - current portion	16	138,684	188,370
Loans - current portion	13	-	11,650
Current Liabilities		1,963,154	1,606,185

Lease obligation - long-term portion	16	-	159,874
Loans - long-term portion	13	27,602	26,501
Total Liabilities		1,990,756	1,792,560

Shareholders' Equity
Share capital	14	94,480,512	85,147,700
Reserves		10,787,553	8,940,059
Deficit		(66,933,241)	(63,209,457)
Total Shareholders' Equity		38,334,824	30,878,302
Total Liabilities and Shareholders' Equity		40,325,580	32,670,862

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding	14b	135,099,174	112,224,174

Approved and authorized for issue by the Board of Directors on March 30, 2022.
Signed on behalf of the Board of Directors by:

/s/ William R. Wilson	/s/ Arnold T. Kondrat

William R. Wilson	Arnold T. Kondrat
Director	Director

Going concern (Note 2b)

Event after the reporting period (Note 22)

The accompanying notes are an integral part of these consolidated financial statements.

Loncor Gold Inc. CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS (Expressed in U.S. dollars)

		For the year ended
	Notes	December 31, 2021	December 31, 2020	December 31, 2019
		$	$	$
Expenses
Consulting, management and professional fees		887,058	898,831	794,481
Employee benefits		1,097,977	555,150	358,794
Office and sundry		232,011	128,323	68,290
Share-based payments	14	782,815	289,665	154,789
Travel and promotion		277,448	240,320	111,965
Depreciation	8, 16	175,075	185,348	196,694
Interest and bank expenses		22,267	11,781	4,421
Interest on lease obligation	16	9,320	21,393	35,419
Fair value gain on government loan	13	-	(5,206)	-
(Gain) loss on derivative instruments		-	(31,888)	30,349
Impairment of exploration and evaluation assets	9	452,251	-	-
Foreign exchange (gain) loss		(44,084)	49,927	11,236
Loss before other items		(3,892,138)	(2,343,644)	(1,766,438)
Interest and other income	6,16, 21	168,354	100,084	115,693
Loss and comprehensive loss for the year		(3,723,784)	(2,243,560)	(1,650,745)

Loss per share, basic and diluted	14d	(0.03)	(0.02)	(0.02)

Weighted average number of shares - basic and diluted	14d	127,374,340	105,203,090	93,885,097

The accompanying notes are an integral part of these consolidated financial statements.

Loncor Gold Inc. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Expressed in U.S. dollars)

	Common shares		Reserves	Deficit	Total shareholders' equity
	Number of shares	Amount
Balance at January 1, 2019	93,694,956	$79,376,206	$8,221,178	$(59,315,152)	$28,282,232
Loss for the year	-	-	-	(1,650,745)	(1,650,745)
Share-based payments (Note 15)	-	-	190,469	-	190,469
Common shares issued	1,586,023	465,080	-	-	465,080
Balance at December 31, 2019	95,280,979	$79,841,286	$8,411,647	$(60,965,897)	$27,287,036

Loss for the year	-	-	-	(2,243,560)	(2,243,560)
Share-based payments (Note 15)	-	-	528,412	-	528,412
Common shares issued (Note 14b)	16,943,195	5,306,414	-	-	5,306,414
Balance at December 31, 2020	112,224,174	$85,147,700	$8,940,059	$(63,209,457)	$30,878,302

Loss for the year	-	-	-	(3,723,784)	(3,723,784)
Common shares issued with warrants (Note 14b)	19,350,000	7,838,542	1,024,032	-	8,862,574
Issuance costs (Note 14b)	-	(422,780)	-	-	(422,780)
Warrants exercised (Note 14c)	2,400,000	1,692,211	(274,013)	-	1,418,198
Stock options exercised (Note 15)	1,125,000	224,839	(83,589)	-	141,250
Share-based payments (Note 15)			1,181,064	-	1,181,064
Balance at December 31, 2021	135,099,174	$94,480,512	$10,787,553	$(66,933,241)	$38,334,824

The accompanying notes are an integral part of these consolidated financial statements.

Loncor Gold Inc. CONSOLIDATED STATEMENTS OF CASH FLOWS (Expressed in U.S. dollars)

		For the year ended
	Notes	December 30, 2021	December 31, 2020	December 31, 2019
		$	$	$
Cash flows from operating activities
Loss for the year		(3,723,784)	(2,243,560)	(1,650,745)
Adjustments to reconcile loss to net cash used in operating activities
Depreciation		175,075	185,348	196,694
Share-based payments	15	1,172,152	450,912	519,549
Impairment of exploration and evaluation assets	9	452,251	-	-
Accretion expense on government loan	13	985	623	-
Fair value gain on government loan		-	(5,062)	-
Gain on derivative instruments	14	-	(31,888)	30,349
Interest on lease obligation	16	9,320	21,393	35,419
Other non-cash adjustments		(1,940)	-	-
Changes in non-cash working capital
Advances receivable and prepaid expenses		(108,526)	(172,772)	(13,314)
Due from related parties		(258,600)	(26,474)	-
Employee retention allowance	19	792	3,640	8,652
Accounts payable		772,927	379,196	35,974
Accrued liabilities		(137,971)	33,082	(41,001)
Net cash used in operating activities		(1,647,318)	(1,405,562)	(878,423)

Cash flows from investing activities
Acquisition of subsidiary, net of cash acquired	4	-	-	(97,525)
Acquisition of additional interest in subsidiary	4	-	(140,000)	-
Acquisition of mineral properties		-	-	-
Acquisition of property, plant and equipment		(943,110)	-	-
Expenditures on exploration and evaluation assets		(7,072,338)	(2,796,013)	(227,089)
Net cash used in investing activities		(8,015,448)	(2,936,013)	(324,614)

Cash flows from financing activities
Proceeds from share issuances, net of issuance costs		10,008,154	5,383,914	136,000
Loans received (repaid)	13	(11,534)	15,316	(12,767)
Principal repayment of lease obligation	16	(218,880)	(213,183)	(183,342)
Due to related parties		(217,443)	(665,544)	689,940
Net cash provided from financing activities		9,560,297	4,520,503	629,831

Net increase in cash and cash equivalents during the year		(102,470)	178,928	(573,206)
Cash and cash equivalents, beginning of the year		256,624	77,696	650,902
Cash and cash equivalents, end of the year		154,154	256,624	77,696

Supplemental cash flow information (Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars, except for per share amounts)

1. Corporate Information

Loncor Gold Inc. (the "Company" or "Loncor") is a corporation governed by the Ontario Business Corporations Act. In June 2021, the Company changed its name from Loncor Resources Inc. to Loncor Gold Inc. The principal business of the Company is the acquisition and exploration of mineral properties.

These consolidated financial statements as at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019 include the accounts of the Company and of its wholly owned subsidiaries in the Democratic Republic of the Congo (the "Congo"), Loncor Resources Congo SARL, and in Canada, Loncor Kilo Inc. Loncor Resources Congo SARL owns 100% of the common shares of Devon Resources SARL and 100% of Navarro Resources SARL.

Loncor Kilo Inc. owns 84.68% of the outstanding shares of Adumbi Mining S.A. ("Adumbi"), a company registered in the Congo which changed its name from KGL-Somituri SARL in January 2020, and 100% of the common shares of Kilo Isiro Atlantic Ltd (a British Virgin Islands company). Kilo Isiro Atlantic Ltd owns 100% of the shares of Isiro (Jersey) Limited which in turn owns 100% of the shares of KGL Isiro SARL in the Congo.

The Company is a publicly traded company whose outstanding common shares trade on the Toronto Stock Exchange, the OTCQX market in the United States and the Frankfurt Stock Exchange. The head office of the Company is located at 1 First Canadian Place, 100 King St. West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada.

2. Basis of Preparation

a)    Statement of compliance

These consolidated financial statements as at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019 have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The accompanying financial information as at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019 has been prepared in accordance with those IASB standards and IFRS Interpretations Committee ("IFRIC") interpretations issued and effective, or issued and early-adopted, at December 31, 2021.

The date the Company's Board of Directors approved these consolidated financial statements was March 30, 2022.

b)    Going Concern

The Company incurred a net loss of $3,723,784 for the year ended December 31, 2021 (year ended December 31, 2020 - net loss of $2,243,560 and year ended December 31, 2019 - net loss of $1,650,745) and as at December 31, 2021 had a working capital deficit of $1,178,733 (December 31, 2020: a working capital deficit of $1,086,420).

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

Management is closely monitoring the impact of COVID-19 on the Company's business, including the impact on employees, operations, supplies, liquidity and capital resources. In order for the Company to continue as a going concern and fund its operations, the Company will require additional financing. The availability of financing will be affected by, among other things, the state of the capital markets considering the impact of COVID-19 and strategic partnership arrangements. The recoverability of the amount shown for exploration and evaluation assets is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain financing to continue to perform exploration activity or complete the development of the properties where necessary, or alternatively, upon the Company's ability to recover its incurred costs through a disposition of its interests, all of which are uncertain.

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

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

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

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

Judgments:

i. Provisions and contingencies

The amount recognized as provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements. As at December 31, 2021 and 2021, the Company does not have any material asset retirement obligations related to its exploration and evaluation assets.

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

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

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

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

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

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

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

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

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

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars, except for per share amounts)

If the carrying amount of the asset exceeds its recoverable amount, the asset is impaired and an impairment loss is charged to the statements of loss and comprehensive loss so as to reduce the carrying amount to its recoverable amount (i.e., the higher of fair value less cost to sell and value in use). Fair value less cost to sell is the amount obtainable from the sale of an asset or CGU in an arm's length transaction between knowledgeable, willing parties, less the costs of disposal. Value in use is determined as the present value of the future cash flows expected to be derived from an asset or CGU. Estimated future cash flows are calculated using estimated future prices, any mineral reserves and resources and operating and capital costs. All assumptions used are those that an independent market participant would consider appropriate. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted. During the year ended December 31, 2021, the Company recognized an impairment of exploration and evaluation assets for $452,250 (December 31, 2020 and 2019 - $nil) to adjust the carrying value of the assets to their fair value, using a level 3 value in use methodology.

k) Income Taxes

Income tax expense consists of current and deferred tax expense. Income tax expense is recognized in the statement of loss and comprehensive loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity.

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

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

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

o) Decommisioning obligations

The Company recognizes an estimate of the liabilities associated with decommissioning obligations when it has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the obligation can be made. The estimated fair value of the decommissioning obligations is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is amortized over the estimated life of the asset. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to any earnings in the period. The decommissioning obligations are charged against the decommissioning obligations to the extent of the liability recorded. The Company has no material decommissioning obligations as at December 31, 2021 and 2020.

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars, except for per share amounts)

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

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars, except for per share amounts)

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

Short-term leases and leases of low value assets

The Company does not recognize right-of-use assets and lease liabilities for leases that have a lease term of 12 months or less and do not contain a purchase option or for leases related to low value assets. Lease payments on short-term leases and leases of low value assets are recognized as an expense in the consolidated statements of loss and comprehensive loss.

Sub-leases

The Company recognizes payments received from the sub-lease arrangements as lease income while retaining the right-of-use assets and the lease liability in its consolidated statements of financial position.

t) Government Grants

Government loan programs often include conditions that borrowers must meet throughout the term of the loan. Borrowers should recognize a government grant when there is reasonable assurance that they will meet the conditions attached to it and will receive the funds.

A borrower may receive a loan from the government that, if certain conditions are met, all or a portion of the loan will be forgiven. If there is reasonable assurance that the borrower will meet the terms for the forgiveness of the loan, the loan is treated as a government grant in accordance with IAS 20. Otherwise, the loan should be accounted for in accordance with IFRS 9.

In other programs, a borrower may receive a below-market interest rate loan from the government. A below-market interest loan is initially recognized at its fair value plus or minus any transaction costs inaccordance with IFRS 9. The interest rate differential, measured as the difference between the initial carrying value of the loan and the proceeds received, is treated as a government grant and accounted for in accordance with IAS 20.

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

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars, except for per share amounts)

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

Upon the Company completing the Security Enforcement, Kilo Inc. became a wholly-owned subsidiary of the Company, such that the Company now holds, through Kilo Inc., Kilo Inc.'s mineral projects in the Congo (these mineral projects then consisted of a 71.25% interest in the Adumbi properties (the Company now holds a 84.68% interest in the Adumbi properties) and a 49% interest in the Isiro properties (the Company now holds a 100% interest in the Isiro properties), which are all located in the Ngayu gold belt in northeastern Congo near Loncor's existing Ngayu properties). See Notes 9(e) and 9(f).

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars, except for per share amounts)

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

In March 2020, the Company acquired an additional 5.04% interest in Adumbi pursuant to a private transaction with one of the former minority shareholders of Adumbi for total consideration of $140,000. This acquisition increased the Company's interest in Adumbi from 71.25% to 76.29%. In September 2020, Adumbi was restructured as per the requirements of the OHADA (Organization for the Harmonization of Business Law in Africa) Uniform Act relating to commercial companies. The restructuring resulted in the Company increasing its interest in Adumbi Mining to 84.68%, minority shareholders holding 5.32% and the Congo 10%. The Congo was allocated 10% in accordance with the requirements of the new Congo Mining Code enacted in 2018. Also as a result of the restructuring, Adumbi Mining now operates as "Adumbi Mining S.A." rather than Adumbi Mining SARL.

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

Also, in June 2018, the Company completed the acquisition of all of the issued and outstanding shares of Navarro Resources SARL (Navarro), a corporation incorporated under the laws of the Congo, for a total purchase price of $300,000, paid for by the settlement of a $300,000 loan provided by the Company to Navarro (see note 9).

Both acquisitions have been treated as a purchase of assets for accounting purposes as the requirements for business combinations under IFRS 3 Business Combination had not been met.

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars, except for per share amounts)

5. Subsidiaries

 The following table lists the Company's direct and indirect subsidiaries:

Name of Subsidiary	Place of Incorporation	Proportion of Ownership Interest	Direct/Indirect	Principal Activity
Loncor Resources Congo SARL	Democratic Republic of the Congo	100%	Direct	Mineral Exploration
Devon Resources SARL	Democratic Republic of the Congo	100%	Indirect	Mineral Exploration
Navarro Resources SARL	Democratic Republic of the Congo	100%	Indirect	Mineral Exploration
Loncor Kilo Inc.	Ontario, Canada	100%	Direct	Mineral Exploration
Adumbi Mining S.A.	Democratic Republic of the Congo	84.68%	Indirect	Mineral Exploration
KGL Isiro Atlantic Ltd	British Virgin Islands	100%	Indirect	Mineral Exploration
Isiro (Jersey) Limited	Jersey	100%	Indirect	Mineral Exploration
KGL Isiro SARL	Democratic Republic of the Congo	100%	Indirect	Mineral Exploration

6. Advances receivable and prepaid expenses

	December 31, 2021	December 31, 2020
Supplier prepayments and deposits	206,858	90,928
Loan to KGL and accrued interest	60,543	56,199
Other receivables and employee advances	19,037	22,997
Harmonized Sales Tax receivable	58,755	66,543
	$345,193	$236,667

In connection with the Kilo Agreement (Note 4), the Company provided to Kilo Goldmines Ltd. an unsecured loan in the principal amount of $51,272 (Cdn$65,000) bearing interest of 8% per annum and repayable on demand. For the year ended December 31, 2021, the interest accrued on the loan was $9,271 (December 31, 2020 - $5,147).

Other receivables and employee advances of $19,037, are non-interest bearing, unsecured and due on demand (December 31, 2020 - $22,997).

For the year ended December 31, 2021 the Company received $111,535 (2020 and 2019 - $nil) of Harmanized Sales Tax refunds from prior years' reassessments. This is included in interest and other income in the consolidated statements of loss and comprehensive loss.

7. Related party transactions

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation, and are not disclosed in this note.

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars, except for per share amounts)

a) Key Management Remuneration

Key management includes directors (executive and non-executive), the Chief Executive Officer ("CEO"), the Chief Financial Officer, and the senior executives reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the years ended December 31, 2021, December 31, 2020 and December 31, 2019 was as follows:

	For the year ended
	December 31, 2021	December 31, 2020	December 31, 2019
Salaries and bonus	$938,542	$542,558	$376,386
Compensation expense-share-based payments	$724,035	$188,601	$122,999
	$1,662,577	$731,159	$499,385

b) Other Related Party Transactions

As at December 31, 2021, an amount of $67,477 relating to advances provided to the Company was due to Arnold Kondrat ("Mr. Kondrat"), the Executive Chairman and a director of the Company (December 31, 2020 - $279,154 related to salary and advances to the Company). Total amount paid to Mr. Kondrat for the year ended December 31, 2021 was $500,000 (2020 and 2019 - $242,497 and $90,444, respectively).

As at December 31, 2021, an amount of $216,148 was due from Gentor Resources Inc. (a company with common directors) related to common expenses (December 31, 2020 - $26,474 ).

As at December 31, 2021, an amount of $68,926 was due from KGL Resources Ltd. (a company with a common officer) related to common expenses (December 31, 2020 - $5,766 was due to KGL resources Ltd.).

The amounts included in due to or from related party are unsecured, non-interest bearing and are payable on demand.
8. Property, Plant and Equipment

The Company's property, plant and equipment are summarized as follows:

	Furniture & fixtures	Office & Communication equipment	Vehicles	Land and Building	Field camps and equipment	Right-of-use asset	Leasehold improvements	Total
	$	$	$	$	$	$	$	$
Cost
Balance at January 1, 2020	151,786	28,190	11,708	217,617	221,375	739,106	84,906	1,454,688
Additions	-	-	-	-	-	-	-	-
Disposals	-	-	-	-	-	(51,149)	-	(51,149)
Balance at December 31, 2020	151,786	28,190	11,708	217,617	221,375	687,957	84,906	1,403,539
Additions	-	1,232	-	125,911	815,967	-	-	943,110
Disposals	-	-	-	-	-	-	-	-
Revaluation of asset	-	-	-	-	-	-	-	-
Balance at December 31, 2021	151,786	29,422	11,708	343,528	1,037,342	687,957	84,906	2,346,649

Accumulated Depreciation
Balance at January 1, 2020	141,866	22,605	11,708	2,985	216,636	192,810	84,906	673,516
Additions	1,839	2,528	-	11,938	3,964	181,850	-	202,119
Disposals	-	-	-	-	-	-	-	-
Balance at December 31, 2020	143,705	25,133	11,708	14,923	220,600	374,660	84,906	875,635
Additions	1,501	3,529	-	11,938	15,663	170,889	-	203,520
Disposals	-	-	-	-	-	-	-	-
Adjustment	-	(1,940)	-	-	-	-	-	(1,940)
Balance at December 31, 2021	145,206	26,722	11,708	26,861	236,263	545,549	84,906	1,077,215
Balance at January 1, 2020	9,920	5,585	-	214,632	4,739	546,296	-	781,172
Balance at December 31, 2020	8,081	2,414	2,414	2,414	2,414	2,414	2,414	527,904
Balance at December 31, 2021	6,580	2,700	-	316,667	801,079	142,408	-	1,269,434

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars, except for per share amounts)

During the year ended December 31, 2021, depreciation in the amount of $28,445 (year ended December 31, 2020 - $16,771, year ended December 31, 2019 - $4,878) was capitalized to exploration and evaluation assets.

9. Exploration and Evaluation Assets

	North Kivu	Ngayu	Imbo	Total
Cost
Balance as at January 1, 2020	$10,440,729	$17,454,831	$254,283	$28,149,843
Additions	180,637	4,279,656	2,760,307	7,220,600
Adjustment	-	-	(81,685)	(81,685)
Earn-in Barrick payment (*)	-	(4,267,816)	-	(4,267,816)

Balance as at December 31, 2020	$10,621,366	$17,466,671	$2,932,905	$31,020,942

Additions	-	2,216,038	6,859,907	9,075,945
Earn-in Barrick payment (*)	-	(1,975,162)	-	(1,975,162)
Balance as at December 31, 2021	$10,621,366	$17,707,547	$9,792,812	$38,121,725

There is $150,000 of intangible exploration and evaluation expenditures as at December 31, 2021 (December 31, 2020 - $602,250).These Intangible exploration and evaluation assets are in relation to mineral rights acquired with respect to the Ngayu properties ($150,000). The Devon ($152,250) and Navarro ($300,000) properties were fully impaired as at December 31, 2021 as the Company does not intend to utilize the exploration permits. The intangibles have not been included in the table above.

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

In 2015, due to a decrease in gold prices coupled with the reduction of the exploration budget, the Company conducted an impairment analysis whereby the carrying value of the Ngayu exploration and evaluation asset as at December 31, 2015 was assessed for possible impairment. The asset's recoverable amount was calculated applying a fair value of $15 per ounce of gold in the ground, which was provided by a valuation analysis of an independent report on similar African exploration companies, to the Ngayu project's Makapela estimated mineral resource. Since the carrying value of the asset was determined to be higher than its recoverable amount, an impairment loss of $2,300,000 was recorded during the year ended December 31, 2015. As at December 31, 2021 and 2020, the Company conducted an analysis of various factors and determined that there was no further impairment recognized by IFRS 6, and no evidence to support an impairment reversal. As at December 31, 2021, the Company determined that no impairment charge or gain was required.

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars, except for per share amounts)

c. Devon

The Devon properties consisted of three (3) exploration permits situated in the province of Haut-Uele in north eastern Congo. The Company has decided not to renew these exploration permits upon expiry in September 2023.

d. Navarro

The Navarro properties consisted of six (6) exploration permits situated in the provinces of Ituri and Haut-Uele in north eastern Congo, which the Company has decided not to renew upon expiry in April 2023.

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

f. Isiro

The Isiro properties consist of eleven (11) exploration permits registered in the name of KGL-Isiro SARL and covering an area of 1,884 square kilometers in the province of Haut Uele, in north eastern Congo. The Company owns through Loncor Kilo Inc. 100% of the common shares of Kilo Isiro Atlantic Ltd. Kilo Isiro Atlantic Ltd owns 100% of the shares of Isiro (Jersey) Limited, which in turn owns 100% of the shares in KGL-Isiro SARL (a company registered in the Congo).

The KGL Isiro SARL permits were put under force majeure with effect from February 14, 2014 pending resolution of a court action involving these properties and their expiry is extended by the period of force majeure.

10. Intangible Assets

The Company's intangible assets included certain licenses and rights. Based on management's assessment, these intangible assets have been valued at $nil (2020 - $1). During the year ended December 31, 2021 an impairment charge of $1 was recorded against these intangible assets.

11. Segmented Reporting

The Company has one operating segment: the acquisition, exploration and development of precious metal projects located in the Congo. The operations of the Company are located in two geographic locations, Canada and the Congo. Geographic segmentation of non-current assets is as follows:

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars, except for per share amounts)

December 31, 2021
	Property, plant and equipment	Intangible assets	Exploration and evaluation
Congo	$1,118,622	-	$38,271,725
Canada	$150,812	-	-
	$1,269,434	-	$38,271,725
December 31, 2020
	Property, plant and equipment	Intangible assets	Exploration and evaluation
Congo	$205,189	-	$31,623,192
Canada	$322,715	$1	-
	$527,904	$1	$31,623,192

12. Accounts Payable

The following table summarizes the Company's accounts payable:

	December 31, 2021	December 31, 2020
Exploration and evaluation expenditures	$1,005,260	$417,566
Non-exploration and evaluation expenditures	$483,119	$297,886

Total Accounts Payable	$1,488,379	$715,452

13. Loans

a)    In June 2018, as part of the closing of the acquisition of Devon, the Company issued an unsecured non-interest bearing note in the amount $265,000, payable on demand, in satisfaction of the non-share component of the consideration for the Devon acquisition. As at December 31, 2021, the balance of $nil was outstanding (December 31, 2020 - $11,650).

b)   In May 2020, the Company received a $29,352 (Cdn$40,000) line of credit ("CEBA LOC") with Toronto-Dominion Bank under the Canada Emergency Business Account ("CEBA") program funded by the Government of Canada. The CEBA LOC is non-interest bearing, can be repaid at any time without penalty.

On January 1, 2021, the outstanding balance of the CEBA LOC automatically converted to a 2-year interest free term loan ("CEBA Term Loan"). The CEBA Term Loan may be repaid at any time without notice or the payment of any penalty. If 75% of the CEBA Term Loan is repaid on or before December 31, 2022, the repayment of the remining 25% of such CEBA Term Loan shall be forgiven. If on December 31, 2022, the Compny exercises the option for a 3-year extension, 5% interest during the term extension period will aply on any balance remaining.

The Company recorded the CEBA LOC upon initial recognition at its fair value of $24,146 (Cdn$32,906) using an effective interest rate of 3.45%. The difference of $5,206 (Cdn$7,094) between the fair value and the total amount of CEBA LOC received has been recorded as a fair value gain on loans advanced in the consolidated statement of loss and comprehensive loss. During the year ended December 31, 2021, interest of $985 (Cdn$1,252) has been accreted on the CEBA LOC and is included within "interest and bank expenses" in the consolidated statement of loss and comprehensive loss (years ended December 31, 2020: $623 and 2019 - $Nil).

As at December 31, 2021, the CEBA LOC is valued at $27,602 (Cdn$34,992) (December 31, 2020 - $26,501 (Cdn$33,741)).

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars, except for per share amounts)

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

b) Issued share capital

The following table summarizes the Company issued common shares:

	Number of share	Amount
Balance - December 31, 2018	93,694,956	79,376,206

September 17, 2019	54,326	15,993
October 31, 2019	1,000,000	304,120
December 9, 2019	31,697	8,967
December 27, 2019	500,000	136,000

Balance - December 31, 2019	95,280,979	79,841,286

February 3, 2020	500,000	135,594
February 6, 2020	22,659	8,502
February 25, 2020	6,000,000	1,807,200
cost of issuance		(80,842)
February 27, 2020	375,000	100,535
June 30, 2020	24,896	8,292
July 31, 2020	8,000,000	2,984,000
August 27, 2020	2,000,000	761,700
cost of issuance		(427,145)
September 9, 2020	20,640	8,578

Balance - December 31, 2020	112,224,174	85,147,700

February 2, 2021	1,930,000	647,737
February 3, 2021	6,070,000	2,041,881
February 12, 2021	3,500,000	1,128,914
March 8, 2021	1,050,000	173,012
June 21, 2021	600,000	431,472
July 19, 2021	1,401,426	702,910
July 22, 2021	125,000	63,656
July 23, 2021	6,323,574	3,253,444
October 4, 2021	75,000	51,827
December 1, 2021	1,500,000	1,044,905
December 21, 2021	300,000	215,834
cost of issuance		(422,780)

Balance - December 31, 2021	135,099,174	94,480,512

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

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

In July and August 2020, the Company closed, in two tranches, a private placement financing for a total of 10,000,000 common shares of the Company at a price of Cdn$0.50 per share for total gross proceeds of $3,745,700 (Cdn$5,000,000). A total of 3,390,000 of the said shares were purchased by certain insiders of the Company. In connection with this private placement, the Company incurred $427,145 issuance costs settled in cash and warrants.

In September 2020, the Company issued 20,640 common shares at a price of Cdn$0.5475 per share, as the consideration for consulting services rendered by a third party.

In February 2021, the Company completed, in two tranches, a private placement of a total of 11,500,000 units of the Company at a price of Cdn$0.50 per unit for gross proceeds of $4,504,188 (Cdn$5,750,000). Each such unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, an "A-Warrant") of the Company, with each A-Warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of Cdn$0.75 for a period of 12 months following the closing date of the issuance of the units.

In March 2021, stock options to purchase a total of 1,050,000 common shares of the Company were exercised for gross proceeds of $99,527 (Cdn$126,000).

In June 2021, warrants to purchase 600,000 common shares of the Company were exercised for gross proceeds of $363,600 (Cdn$450,000).

In July 2021, the Company closed a non-brokered private placement of 7,850,000 units of the Company at a price of Cdn$0.70 per unit for gross proceeds of $4,358,386 (Cdn$5,495,000). Each such unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "B-Warrant") of the Company, with each B-Warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of Cdn$0.95 for a period of 12 months following the closing date of the issuance of the units.

In October 2021, stock options to purchase 75,000 common shares of the Company, were exercised for gross proceeds of $41,722 (Cdn$52,500).

In December 2021, warrants to purchase 1,800,000 common shares of the Company were exercised for gross proceeds of $1,054,598 (Cdn$1,350,000)

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars, except for per share amounts)

As of December 31, 2021, the Company had issued and outstanding 135,099,174 common shares (December 31, 2020 - 112,224,174). No preference shares are issued and outstanding. Subsequent to December 31, 2021, the Company issued 5,650,000 common shares pursuant to an additional private placement financing (see Note 22).

c) Common share purchase warrants

The following table summarizes the Company's common share purchase warrants outstanding as at December 31, 2021:

Date of Grant	Opening Balance	Granted during period	Cancelled	Exercised	Expired	Closing Balance	Exercise Price (Cdn $)	Exercise period (months)	Expiry Date	Remaining contractual life (months)
2020-07-31	123,000	-	-	-	-	123,000	$0.61	24	2022-07-31	7
2020-09-18	414,000	-	(96,000)	-	-	318,000	$0.61	24	2022-08-26	8
2021-02-02	-	1,050,800	-	-	-	1,050,800	$0.75	12	2022-02-02	1
2021-02-03	-	3,101,000	-	(2,100,000)	-	1,001,000	$0.75	12	2022-02-03	1
2021-02-12	-	1,804,000	-	(300,000)	-	1,504,000	$0.75	12	2022-02-12	1
2021-07-19	-	720,513	-	-	-	720,513	$0.95	12	2022-07-19	7
2021-07-22	-	70,000	-	-	-	70,000	$0.95	12	2022-07-22	7
2021-07-23	-	3,196,928	-	-	-	3,196,928	$0.95	12	2022-07-23	7
	537,000	9,943,241	(96,000)	(2,400,000)	-	7,984,241

As at December 30, 2021, the Company had 7,984,241 outstanding common share purchase warrants (December 31, 2020 - 537,000).

During the year ended December 31, 2021, the Company issued 9,674,999 common share purchase warrants and 268,242 finder warrants in connection with the February 2021 and July 2021 private placement financings. In June and December 2021, 2,400,000 warrants were execised at an exercise price of Cdn$0.75 per share. During the year ended December 31, 2020, the Company issued 537,000 finder warrants in connection with the July and August 2020 private placement financing.

96,000 warrants were cancelled during the year ended December 31, 2021 and no warrants were forfeited or cancelled for year ended December 31, 2020.

The value of the warrants was calculated using the Black-Scholes model and the assumptions at grant date and period end date were as follows:

(i) Risk-free interest rate: 0.17% - 0.39%, which is based on the Bank of Canada benchmark bonds yield 2 year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the warrants

(ii) Expected volatility: 69.23% - 92.15%, which is based on the Company's historical stock prices

(iii) Expected life: 1 - 2 year

(iv) Expected dividends: $Nil

d) Loss per share

Basic and diluted loss per share was calculated on the basis of the weighted average number of common shares outstanding for the year ended December 31, 2021 amounting to 127,374,340 (year ended December 31, 2020 - 105,203,090, December 31, 2019 - 93,885,097) common shares. Stock options and warrants were considered anti-dilutive and therefore were excluded from the calculation of diluted (loss) income per share.

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

Under this Stock Option Plan, unless otherwise determined by the board at the time of the granting of the options, 25% of the options granted vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date. As per the determination of the board, (a) the stock options granted on June 24, 2019, December 6, 2019, January 14, 2020, March 15, 2021, September 3, 2021 and September 29, 2021 and certain stock options granted on September 15, 2020 fully vested (or shall fully vest) on the 4 month anniversary of the grant date, and (b) other stock options granted on September 15, 2020 and all of the stock options granted October 1, 2021 vested on the grant date.

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars, except for per share amounts)

The following tables summarize information about stock options:

For the year ended December 31, 2021
Exercise Price Range (Cdn$)	Opening Balance	During the period				Closing Balance	Weighted average remaining contractual life (years)	Vested & Exercisable	Unvested
		Granted	Exercised	Forfeiture	Expired
0-0.70	5,505,000	4,096,000	(1,125,000)	-	-	8,476,000	3.55	6,080,000	2,396,000
Weighted Average Exercise Price (Cdn$)	0.30	0.65	0.12			0.53		0.42

For the year ended December 31, 2020
Exercise Price Range (Cdn$)	Opening Balance	During the year				Closing Balance	Weighted average remaining contractual life (years)	Vested & Exercisable	Unvested
		Granted	Exercised	Forfeiture	Expired
0-0.70	4,840,000	665,000	-	-	-	5,505,000	3.07	5,153,750	351,250
Weighted Average Exercise Price (Cdn$)	0.27	0.54				0.30		0.30

During the year ended December 31, 2021, the Company recognized in the statement of loss and comprehensive loss as share-based payments expense $782,815, respectively (year ended December 31, 2020 - $289,665 ; year ended December 31, 2019 - $154,789) representing the vesting of the fair value at the date of grant of stock options previously granted to employees, directors and officers under the Company's Stock Option Plan.

During the year ended December 31, 2021, the Company recognized $251,527 representing the vesting of fair value at the date of grant of stock options previously granted to consultants, which was recorded under consulting, management and professional fees in the consolidated statements of loss and comprehensive loss (year ended December 31, 2020 - $135,876 ; year ended December 31, 2019 - $41,694). In addition, an amount of $138,308 for the year ended December 31, 2021 (year ended December 31, 2020 - $nil ; year ended December 31, 2019 - $8,117) related to stock options issued to employees of the Company's subsidiary in the Congo was capitalized to exploration and evaluation asset.

The value of the options was calculated using the Black-Scholes model and the assumptions at grant date and period end date were as follows:

(i) Risk-free interest rate: 0.26% - 1.66%, which is based on the Bank of Canada benchmark bonds yield 2 to 3 year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the options

(ii) Expected volatility: 66.81% - 101.24%, which is based on the Company's historical stock prices

(iii) Expected life: 0.5 - 3 years

(iv) Expected dividends: $Nil

16. Lease obligations

The Company has a lease agreement for the head office location in Toronto, Canada with a monthly obligation of aproximately $16,500 (Cdn $22,500).

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars, except for per share amounts)

Effective January 1, 2019, the Company adopted IFRS 16 to its accounting policy and recognized a right-of-use asset and a lease liability of $739,106 (Cdn $1,008,331) for its office lease agreement. On July 1, 2020 the right-of-use-asset was revalued at $687,957 (Cdn $932,123). The right-of-use asset is being amortized on a straight-line basis over the lease term. The discount rate used to revalue the lease liability was 3.45%. As at December 31, 2021, the undiscounted cash flows for this office lease agreement to October 31, 2022 were $157,149 (Cdn $228,209).

Changes in the lease obligation for the years ended December 31, 2021 and 2020 were as follows:

	December 31, 2021	December 31, 2020
Balance - beginning of the period	$348,244	$591,183
Liability settled	$(218,880)	$(213,183)
Liability revaluation	$-	$(51,149)
Interest expense	$9,320	$21,393
Balance - end of the period	$138,684	$348,244

Current portion	$138,684	$188,370
Long-term portion	$-	$159,874
Total lease obligation	$138,684	$348,244

For the year ended December 31, 2021, the Company recognized lease revenues of $52,668 in the consolidated statements of loss and comprehensive loss from its sub-lease arrangement with Gentor Resources Inc. (year ended December 31, 2020 - $53,623; year ended December 31, 2019 - $106,774). The Company has an exploration office lease in Congo, which can be cancelled with three months notices in advance without any penalty. For the year ended December 31, 2021, the lease expense in the amount of $20,400 (year ended December 31, 2020 - $20,400; year ended December 31, 2019 - $20,400) in relation to the Congo office, was capitalized to exploration and evaluation assets.

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

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

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

At December 31st, 2021

Liabilities:	Level 1	Level 2	Level 3
Canadian dollar common share purchase warrants	-	$0	-

At December 31st, 20120

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

The following table indicates the impact of foreign currency exchange risk on net working capital as at December 31, 2021 and 2020. The table below provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Canadian dollar which would have increased (decreased) the Company's net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Canadian dollar would have had the equal but opposite effect as at December 31, 2021 and 2020.

	December 31, 2021	December 31, 2020
	Canadian dollar	Canadian dollar
Cash and cash equivalents	167,659	260,173
Advances receivable and prepaids	321,295	22,353
Accounts payable and accrued liabilities	(638,137)	(508,573)
Due from related parties	176,309	42,619
Due to related parties	(87,341)	(355,419)
Employee retention allowance	(234,471)	(234,471)
Loans	(34,993)	(33,741)
Total foreign currency financial assets and liabilities	(329,678)	(807,060)
Foreign exchange closing rate	0.7888	0.7854
Total foreign currency financial assets and liabilities in US $	(260,050)	(633,865)
Impact of a 10% strengthening of the US $on net loss	(26,005)	(63,386)

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars, except for per share amounts)

d) Credit Risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents and advances receivable and prepaid expenses. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand. It is therefore the Company's opinion that such credit risk is subject to normal industry risks and is considered minimal. The credit risk of advances receivable is, in management opinion, normal given ongoing relationships with those debtors.

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

The carrying amount of financial assets represents the maximum credit exposure. The Company's gross credit exposure at December 31, 2021 and December 31, 2020 was as follows:

	December 31, 2021	December 31, 2020
Cash and cash equivalents	$154,154	$256,624
Advances receivable and prepaid expenses	$345,193	$236,667
	$499,347	$493,291

e)  Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company's liquidity requirements are met through a variety of sources, including cash and cash equivalents and equity capital markets. All financial obligations of the Company including accounts payable of $1,488,379 accrued liabilities of $83,663, due to related parties of $67,477, employee retention allowance of $184,951 and lease obligation of $138,684 are due within one year.

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

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars, except for per share amounts)

	December 31, 2021	December 31, 2020
Share capital	$94,480,512	$85,147,700
Reserves	$10,787,553	$8,940,059
Deficit	$(66,933,241)	$(63,209,457)
	$38,334,824	$30,878,302

The Company's capital management objectives, policies and processes have remained unchanged during the years ended December 31, 2021 and December 31, 2020.

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

18. Supplemental cash flow information

During the periods indicated the Company undertook the following significant non-cash transactions:

		For the year ended
	Note	December 31, 2021	December 31, 2020	December 31, 2019

Depreciation included in exploration and evaluation assets	9	$28,445	$16,771	$4,878
Exploration and evaluation expenditures paid by Barrick	9	1,975,162	4,267,816	2,762,890
Fees paid by common shares, stock options or warrants	14b	278,866	264,119	364,760

19. Employee retention allowance

The following table summarizes information about changes to the Company's employee retention provision during the years ended December 31, 2021 and 2020.

Balance at December 31, 2019	180,519
Foreign exchange adjustment	3,640
Balance at December 31, 2020	184,159
Foreign exchange adjustment	792
Balance at December 31, 2021	184,951

20. Income taxes

a) Provision for Income Taxes

Major items causing the Company's effective tax rate to differ from the combined Canadian federal and provincial statutory rate of 26.5% (2020 and 2019 - 26.5%, respectively) were as follows:

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars, except for per share amounts)

	Years Ended December 31,
	2021	2020	2019

Net loss for the year	$(3,723,784)	$(2,243,560)	$(1,650,745)

Expected income tax recovery based on statutory rate	(987,000)	(595,000)	(437,000)
Adjustment to expected income tax benefit
Permanent differences	342,000	100,000	111,000
Other	2,000	(7,000)	54,000
Change in unrecognized deferred tax asset	643,000	502,000	272,000
Income tax provision (recovery)	$-	$-	$-

b) Deferred Income Taxes

Deferred income taxes assets have not been recognized in respect to the following deductible temporary differences:

	Years Ended December 31,
	2021	2020	2019

Non-capital losses carried forward	$18,340,000	$16,251,000	$13,802,000
Fixed assets - Canada	$217,000	212,000	203,000
Other - Canada	$256,000	245,000	393,000
Capital loss carry-forward - Canada	$4,143,000	4,125,000	4,028,000
Lease - Canada	$(28,000)	(8,000)	45,000
Exploration and evaluation properties - Congo	51,393,000	42,364,000	35,225,000
Total	$74,321,000	$63,189,000	$53,696,000

Non-capital losses in Canada expire in the following years:

2026	$261,000
2027	135,000
2028	196,000
2029	674,000
2030	1,520,000
2031	2,593,000
2032	2,187,000
2033	1,946,000
2034	870,000
2035	560,000
2036	612,000
2037	541,000
2038	675,000
2039	1,032,000
2040	2,449,000
2041	2,089,322
$18,340,322

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars, except for per share amounts)

21. Government Assistance

In April 2020, the Government of Canada announced the Canada Emergency Wage Subsidy ("CEWS") in order to help employers retain and/or return Canadian-based employees to payrolls in response to challenges posed by the COVID-19 pandemic. Loncor determined that it met the employer eligibility criteria and applied for the CEWS retroactively to March 15, 2020. Cash payments of $30,295 (Cdn $40,604) were received in the year 2020. The Company has recorded a total gross subsidy of $nil under "interest and other income" in the consolidated statement of loss and comprehensive loss for the year ended December 31, 2021 (year ended December 31, 2020 - $30,295).

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

22. Events after the reporting period

In February 2022, the Company completed a non-brokered private placement of 5,650,000 units of the Company at a price of Cdn$0.55 per unit for gross proceeds of $2,447,236 (Cdn$3,107,500). Each such unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "C-Warrant") of the Company, with each C-Warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of Cdn$0.75 for a period of 24 months following the closing date of the issuance of the units.The Company intends to use the proceeds from the financing for the continued development of the Company's Adumbi and Makapela gold deposits and for general corporate purposes.