Form 20-F
period 2022-12-31
Loncor Gold Inc.
filed 2023-05-01
CIK 1472619

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

________________

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ______

OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number:  001-35124

LONCOR GOLD INC.

(Exact Name of Registrant as Specified in Its Charter)

Ontario

(Jurisdiction of Incorporation of Organization)

4120 Yonge Street, Suite 304, Toronto, Ontario, M2P 2B8, Canada

(Address of Principal Executive Offices, including Zip Code)

Contact: Donat K. Madilo; E-mail: dmadilo@loncor.com; Telephone: (416) 361-2510;

Address: 4120 Yonge Street, Suite 304, Toronto, Ontario, M2P 2B8, Canada

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to Section 12(g) of the Act:

Common Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2022:

147,744,174 common shares

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

[  ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	International Financial Reporting	Other
Standards as issued by the International
Accounting Standards Board X

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

The Company has not generated revenues from operations and there is no assurance that it will produce revenue, operate profitably or provide a return on investment in the future.  The Company has only incurred operating losses, and the development of its projects is at an early stage.  The Company produced a loss of US$2,928,742 for the year ended December 31, 2022, and, as of that date, the Company's deficit was US$69,861,983 and the Company had a working capital deficit of US$540,180 which casts substantial doubt on the Company's ability to continue as a going concern.  The Company is subject to the risks and challenges experienced by other companies at a comparable stage.  These risks include, but are not limited to, continuing losses and the ability to secure adequate financing or to complete corporate transactions to meet the minimum capital required to successfully complete its projects and fund other operating expenses.

The Company's ability to continue as a going concern is dependent upon its ability to obtain the necessary financing to meet its obligations and repay liabilities arising from normal business operations when they come due.  As well, further exploration and development of the Company's current projects will require significant additional financing.  Given the current economic climate and state of capital markets, including the effects of the public health crisis resulting from the ongoing widespread outbreak of respiratory illness caused by a novel strain of the coronavirus ("COVID-19"), the ability to raise funds may prove difficult.  The Company has no revenues and is wholly reliant upon external financing to fund its activities.  There can be no assurance that such financing will be available to the Company or, if it is, that it will be offered on acceptable terms.  If additional financing is raised through the issuance of equity or convertible debt securities of the Company, the interests of the Company's shareholders in the net assets of the Company may be diluted.  Any failure of the Company to obtain required financing on acceptable terms could have a material adverse effect on the Company's financial condition, results of operations, liquidity, and its ability to continue as a going concern, and may require the Company to cancel or postpone planned exploration or development activities on its mineral properties.

The auditor's report issued in respect of the Company's 2022 annual consolidated financial statements contains the following paragraph:

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

The Company is susceptible to risks related to the outbreak of contagious diseases, including the ongoing widespread outbreak of respiratory illness caused by COVID-19.  The Company's business could be adversely impacted by the effects of COVID-19 (as well as any other outbreak of contagious diseases).  During 2019, COVID-19 emerged in China and has since spread worldwide.  The extent to which COVID-19 impacts the Company's business, including its operations and the market for its securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak and the actions taken to contain or treat the COVID-19 outbreak.  In particular, the continued spread of COVID-19 globally could materially and adversely impact the Company's business including without limitation, employee health, workforce productivity, limitations on travel, the availability of industry experts and personnel, restrictions to the exploration and development of its mineral properties, including restrictions on drill programs and/or the timing to process drill and other metallurgical testing, and other factors that will depend on future developments beyond the Company's control, all of which may have a material and adverse effect on the its business, financial condition and results of operations.  There can be no assurance that the personnel of the Company and its partners and service providers will not be impacted by COVID-19 and ultimately see workforce productivity reduced or incur increased costs, including but limited to medical and insurance premiums.  In addition, COVID-19 has resulted in a widespread global health crisis that has significantly adversely affected global economies and capital markets, resulting in an economic downturn that could become much worse and have an adverse effect on the Company's future prospects, including its ability to secure financing from capital markets and further explore and develop its mineral properties.

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

Holders of common shares of the Company that are U.S. taxpayers should be aware that the Company believes it was a "passive foreign investment company" ("PFIC") during its most recently completed tax year and, due to the nature of the Company's assets and the income that it expects to generate, the Company expects to be a PFIC for its current year, and may be a PFIC in subsequent taxable years.  Whether the Company will be a PFIC for the current tax year or any future tax year will depend on the Company's assets and income over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Form 20-F.  Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status for any tax year.  U.S. federal income tax laws contain rules which result in materially adverse tax consequences to U.S. taxpayers that own shares of a corporation which has been classified as a PFIC during any taxable year of such holder's holding period.  A U.S. taxpayer who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC may mitigate such negative tax consequences by making certain U.S. federal income tax elections, which are subject to numerous restrictions and limitations.  Holders of the Company's common shares are urged to consult their own tax advisors regarding the acquisition, ownership, and disposition of the Company's common shares.  This paragraph is only a brief summary of the PFIC rules, and is qualified in its entirety by the section below entitled "Certain United States Federal Income Tax Considerations".

The Company has a history of losses and may never achieve revenues or profitability.

The Company has incurred losses from operations since its inception and the Company expects to incur losses from operations for the foreseeable future.  The Company had an accumulated deficit of US$69,861,983 as of December 31, 2022.  The losses do not include capitalized mineral property exploration costs.  The Company expects to continue to incur losses unless and until such time as one or more of its properties enter into commercial production and generate sufficient revenues to fund continuing operations.  The development of the Company's properties will require the commitment of substantial financial resources.  The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultants' analysis and recommendations, the rate at which operating losses are incurred, and the Company's acquisition of additional properties, some of which are beyond the Company's control.  There can be no assurance that the Company will ever achieve profitability.

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

Item 4.  Information on the Company

A.  History and Development of the Company

The Company is a corporation which was formed under the Ontario Business Corporations Act on August 24, 1993.  A summary of the Company's legal names since its formation is provided in Item 14 of this annual report on Form 20-F.  The head office and registered office of the Company is located at 4120 Yonge Street, Suite 304, Toronto, Ontario, M2P 2B8, Canada.  The telephone number of such office is (416) 361-2510.

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

In October 2012, the Company completed two financings concurrently, raising total gross proceeds of Cdn$14,799,750.  The first financing involved the issuance of 4,622,500 common shares of the Company at a price of Cdn$2.10 per share for aggregate gross proceeds of Cdn$9,707,250.  This offering was conducted by a syndicate of investment dealers and was made by way of a short form prospectus filed with securities regulatory authorities in all of the provinces of Canada (other than Québec).  The said shares were also offered on a private placement basis in certain jurisdictions outside of Canada.  The second financing involved a non-brokered private placement to Newmont of 2,425,000 common shares of the Company at a price of Cdn$2.10 per share for aggregate gross proceeds of Cdn$5,092,500.  As of the date of this Form 20-F, Newmont holds 7,275,000 (representing 4.86%) of the outstanding common shares of the Company.

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

In March 2020, the Company appointed John Barker as Vice President of Business Development for Loncor.

Also in March 2020, the Company acquired an additional 5.04% interest in its subsidiary Adumbi Mining SARL ("Adumbi Holdco") pursuant to a private transaction with one of the former minority shareholders of Adumbi Holdco.  This acquisition increased Loncor's interest in Adumbi Holdco from 71.25% to 76.29% (the 71.25% interest had been acquired by the Company in September 2019 as part of the Kilo Agreement; see above).  Adumbi Holdco, which had changed its name from KGL Somituri SARL, holds currently holds two exploitation permits in the Ngayu greenstone belt including the Imbo Project exploitation permit.

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

Also in June 2020, Loncor announced that it had entered into a new joint venture agreement with Barrick covering ground contiguous to the Company's Imva area within the Ngayu gold belt.  The terms of this joint venture were similar to the Loncor Congo Joint Venture with Barrick.

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

In a November 11, 2020 press release, Loncor announced that it has entered into two new agreements with its then joint venture partner, Barrick.  The ground covered by these agreements included a number of exploration targets already outlined by Barrick.  Total acreage under the various Barrick/Loncor joint ventures in the Ngayu gold belt in the northeast of the DRC at the time totaled approximately 2,000 square kilometres as a result of these new agreements.

In a November 23, 2020 press release, the Company provided an update on Barrick's exploration activities under the Loncor/Barrick joint ventures.

On February 12, 2021, the Company closed a non-brokered private placement financing involving the issue of 11,500,000 units of the Company at a price of Cdn$0.50 per unit for gross proceeds of Cdn$5,750,000.  Each such unit consisted of one common share of the Company and one-half of one common share purchase warrant of the Company, with each whole common share purchase warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of Cdn$0.75 for a period of 12 months following the closing date of the issuance of the said units.  A total of 1,400,000 of the units were purchased by certain insiders of the Company.

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

In July 2021, the Company closed a non-brokered private placement of 7,850,000 units of the Company at a price of Cdn$0.70 per unit for gross proceeds of Cdn$5,495,000.  Each such unit consisted of one common share of the Company and one-half of one common share purchase warrant of the Company, with each whole common share purchase warrant of the Company entitling the holder thereof to acquire one common share of the Company at an exercise price of Cdn$0.95 for a period of 12 months following the closing date of the issuance of the said units.

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

In February 2022, the Company closed a non-brokered private placement of 5,650,000 units of the Company at a price of Cdn$0.55 per unit for gross proceeds of Cdn$3,107,500.  Each such unit consisted of one common share of the Company and one-half of one common share purchase warrant of the Company, with each whole common share purchase warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of Cdn$0.75 for a period of 24 months following the closing date of the issuance of the said units.

In June 2022, the Company closed a non-brokered private placement financing of 6,750,000 units of the Company at a price of Cdn$0.50 per unit for gross proceeds of Cdn$3,375,000.  Each such unit consisted of one common share of the Company and one-half of one common share purchase warrant of the Company, with each whole common share purchase warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of Cdn$0.75 for a period of 24 months following the closing date of the issuance of the said units.

In July 2022, the Company announced that it had applied for a mining permit for the potential development of the Company's Makapela gold resource.  The Company provided an update on the progress of the application in a November 2022 press release.

In a February 2023 press release, the Company provided a further update on the progress of the Company's application for a mining permit for the Makapela project.  The Company also reported in this press release that:

- In line with a number of previous announcements by the Company in 2022, discussions continue with potential strategic partners with respect to the development of Loncor's gold deposits.

- Loncor has concluded a leasing agreement with Ding Sheng Services S.A.R.L. ("Ding Sheng") that permits Ding Sheng to mine the non-strategic alluvial potential to the south of Adumbi, with a focus on the gravels bordering the Imbo River.  As consideration for the award of the lease, Ding Sheng paid Loncor a total of US$1.25 million, with Loncor receiving a further 25% of future revenue generated, after deducting US$1 million from Loncor's attributable revenues from production.

In April 2023, the Company closed a first tranche of its previously announced non-brokered private placement financing for 1,935,000 units of the Company at a price of Cdn$0.40 per unit for gross proceeds of Cdn$774,000.  Each such unit consisted of one common share of the Company and one common share purchase warrant of the Company, with each such warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of Cdn$0.60 for a period of 24 months following the closing date of the issuance of the said units.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at: http://www.sec.gov. The Company's Internet address is www.loncor.com.

B.  Business Overview

General

Loncor is a Canadian gold exploration company focussed on the Ngayu Greenstone Gold Belt in the northeast of the DRC.  The Loncor team has over two decades of experience of operating in the DRC.  Loncor's growing resource base in the Ngayu Belt currently comprises the Imbo and Makapela Projects.  At the Imbo Project, the Adumbi deposit holds an indicated mineral resource of 1.88 million ounces of gold (28.185 million tonnes grading 2.08 g/t gold), and the Adumbi deposit and two neighbouring deposits hold an inferred mineral resource of 2.090 million ounces of gold (22.508 million tonnes grading 2.89 g/t Au), with 84.68% of these resources being attributable to Loncor.  Following a drilling program carried out by the Company at the Adumbi deposit in 2020 and 2021, the Company completed a Preliminary Economic Assessment ("PEA") of the Adumbi deposit and announced the results of the PEA in December 2021.  The Makapela Project (which is 100%-owned by Loncor and is located approximately 50 kilometres from the Imbo Project) has an indicated mineral resource of 614,200 ounces of gold (2.20 million tonnes grading 8.66 g/t Au) and an inferred mineral resource of 549,600 ounces of gold (3.22 million tonnes grading 5.30 g/t Au).

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

The primary focus of the Loncor Foundation in 2012 was the construction of the Bole Bole medical clinic near Makapela.  Also in 2012, the Foundation initiated a program to partially fund the salaries of 12 teachers at the Yindi primary school which resulted in reduced tuition costs for parents and increased enrollment at the school.  During 2013, the Loncor Foundation also repaired bridges on the road between Yindi and Makapela and continued to fund teachers' salaries at the Yindi primary school and partially fund operations at the Bole Bole medical clinic.  The Foundation's work was suspended in 2014 having regard to the Company's financial situation and the need to conserve funds.  The Company intends to restart the activities of the Loncor Foundation in 2023.

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

Loncor's Mineral Properties

Loncor is a Canadian gold exploration company focussed on the Ngayu Greenstone Gold Belt in the northeast of the DRC.  The Loncor team has over two decades of experience of operating in the DRC.  Loncor's growing resource base in the Ngayu Belt currently comprises the Imbo and Makapela Projects.  At the Imbo Project, the Adumbi deposit holds an indicated mineral resource of 1.88 million ounces of gold (28.185 million tonnes grading 2.08 g/t gold), and the Adumbi deposit and two neighbouring deposits hold an inferred mineral resource of 2.090 million ounces of gold (22.508 million tonnes grading 2.89 g/t Au), with 84.68% of these resources being attributable to Loncor.  Following a drilling program carried out by the Company at the Adumbi deposit in 2020 and 2021, the Company completed a Preliminary Economic Assessment ("PEA") of the Adumbi deposit and announced the results of the PEA in December 2021.  The Makapela Project (which is 100%-owned by Loncor and is located approximately 50 kilometres from the Imbo Project) has an indicated mineral resource of 614,200 ounces of gold (2.20 million tonnes grading 8.66 g/t Au) and an inferred mineral resource of 549,600 ounces of gold (3.22 million tonnes grading 5.30 g/t Au).

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

The following table summarizes the Company's mineral resources for all its properties(1) as of December 31, 2022 (there were no changes in the Company's mineral resources during the financial year ended December 31, 2022, such that the following mineral resources are the same as the Company's mineral resources were as of December 31, 2021):

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

Imbo Project: Adumbi Deposit

Technical Report

The following is an extract from the summary in the technical report of Minecon Resources and Services Limited ("Minecon") dated November 17, 2021 and entitled "Technical Report Summary on the Mineral Resources of the Imbo Project in the Democratic Republic of the Congo" (the "Technical Report").  The Technical Report is incorporated by reference into this Form 20-F as Exhibit 15.4.  Immediately following this extract from the summary in the Technical Report are several additional maps in respect of the Imbo Project taken from the Technical Report.

Extract from Summary in Technical Report

"Property Description and Location

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

•

1980 to 1981: BRGM mapped and sampled the Adumbi and Bagbaie deposits on surface and in the historical underground openings. BRGM also drilled three holes at Adumbi and confirmed that (i) mineralisation extended at depth below the water table, (ii) other mineralised zones, parallel to the main one, also existed, and (iii) gold at depth was associated with sulphides.

•	1988: Bugeco International (Bugeco) produced a report on the property entitled "Gold Potential in the Ngayu Mining District Haut Zaire: the Adumbi and Yindi Old Mines"
•	2009: Kilo acquired the property and carried out extensive exploration activities including major drilling campaigns from 2010.
•	By November 2013, Kilo had completed 167 diamond drillholes totalling 35,400 m on the Imbo Project.
•

2014: An independent engineering group Roscoe Postle Associates Inc. (RPA) completed technical studies, outlined an Inferred mineral resource, and made various technical recommendations to be executed by Kilo.

•	2014 to 2017: Kilo completed 63 drillholes totalling approximately 8,900 m to test gold-in-soil and magnetic anomalies at the Adumbi South, Adumbi West and Kitenge Extension targets.
•

2017: Four deeper core holes were drilled below the previously outlined RPA Inferred resource over a strike length of 400 m and to a maximum depth of 450 m below surface. All four holes intersected significant gold mineralisation in terms of widths and grades.

•	2018 to 2019: Negligible exploration groundwork was undertaken by Kilo due to financial constraints.
•	In September 2019, Loncor initially acquired a 71.25% interest in the Imbo Project, which was subsequently increased to 84.68 % in 2020.
•	April 2020: An Inferred mineral resource of 2.19 Moz (28.97 Mt at 2.35 g/t Au) was determined, constrained within a US$1,500/oz pit shell at Adumbi.
•

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

•	2010 to 2013 (Kilo)
•	2014 to 2017 (Kilo)
•	2020 to 2021 (Loncor)

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

Table 1.2: Flotation Results

Sample ID	Rougher Concentrate
	Gold		Sulphur
	Grade (g/t)	Recovery (%)	Grade (%)	Recovery (%)
Fresh - RP	9.57	95.06	25.07	93.03
Fresh - BIF	8.30	87.16	17.90	85.13
Transition	11.82	81.31	15.80	95.52

The concentrate samples that were generated were not sufficient to enable further processing routes such as the following:

•	Fine milling followed by leaching with oxygen addition
•	Fine milling followed by partial oxidation using high shear reactors and leaching
•	Albion process
•	Pressure oxidation
•	Bio leaching
•	Roasting

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
(Effective Date: November 17, 2021)

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
(Effective Date: November 17, 2021)

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
(Effective Date: November 17, 2021)

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

The following summarises the pit optimisation assumptions and parameters used to constrain the depth extent of the geological model to generate the mineral inventory of the open pit for the Adumbi deposit:

•	A gold price of US$1,600/oz
•	A block size of 16 m × 16 m × 8 m
•	A 32 m minimum mining width and a maximum of 4 m of internal waste was applied
•	A mining dilution of 100% of the tonnes at 95% of the grade
•	An ultimate slope angle of 45°
•	An average mining cost of US$3.29/t mined
•	Metallurgical recoveries of 91% for oxide, 88% for transition and 90% for fresh
•	An average general and administration (G&A) cost of US$4.20/t
•	Mineral resources were estimated at a block cut-off grade of 0.52 g/t Au for oxide, 0.57 g/t Au for transition and 0.63 g/t Au for fresh materials, constrained by a US$1,600/oz optimised pit shell
•	Transport of gold and refining costs equivalent to 4.5% of the gold price

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

Interpretation and Conclusions

Introduction

The Qualified Persons (QPs) note the following interpretations and conclusions based on the review of the information available for this technical report.

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

•	Increasing and Upgrading Mineral Resources at Adumbi and within the Imbo Project

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

•

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

•	Additional Mineral Resources within the Ngayu Greenstone Belt

Additional feed for the Adumbi processing plant could also come from Loncor's 100% owned high-grade Makapela deposit, where Indicated Mineral Resources of 2.20 Mt grading 8.66 g/t Au (614,200 oz of gold) and Inferred Mineral Resources of 3.22 Mt grading 5.30 g/t Au (549,600 oz of gold) have been outlined to date with the high-grade material being able to be transported economically to Adumbi.

•	Additional geotechnical investigations

Additional geotechnical investigations including drilling are recommended to optimise and potentially steepen pit slopes especially for the competent fresh BIF host rock which could reduce the strip ratio and thereby lower mining costs at Adumbi.

•	Further metallurgical test work
Additional metallurgical test work, including additional flotation and petrographic studies, is recommended to confirm recoveries and reagent consumptions, and to optimise the flowsheet design.

[End of Extract from Summary in the Technical Report]

Preliminary Economic Assessment of the Adumbi Deposit

In a press release issued December 15, 2021 (and filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov)), the Company announced the results of a preliminary economic assessment ("PEA") for its Adumbi gold deposit.  The Adumbi PEA study was prepared for Loncor by a number of independent mining and engineering consultants led by New SENET (Pty) Ltd ("SENET"), Johannesburg (Processing and Infrastructure) and Minecon Resources and Services Limited ("Minecon"), Accra (Mineral Resources, Mining and Environmental and Social) and Maelgwyn South Africa (MMSA), Johannesburg (Metallurgical test work), Knight Piésold and Senergy, Johannesburg (Power) and Epoch, Johannesburg (Tailings and Water Storage).  SENET undertook the financial and economic evaluation.  The Adumbi PEA was prepared in accordance with the requirements of National Instrument 43-101 of the Canadian Securities Administrators.  A National Instrument 43-101 technical report in respect of the Adumbi PEA dated December 15, 2021 was prepared by SENET and Minecon and filed by the Company on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).  A copy of the technical report is also posted on the Company's website at www.loncor.com.

Under recently implemented mining disclosure rules of the SEC, which became applicable to the Company for the first time for the purposes of filing the Company's Form 20-F relating to the fiscal year ended December 31, 2021, an economic analysis (such as the Adumbi PEA) which includes inferred resources may only be included in this Form 20-F if the Form 20-F also includes the results of the economic analysis excluding inferred mineral resources.  As the Adumbi PEA is based on both indicated and inferred mineral resources and does not also provide a separate analysis which excludes inferred mineral resources, the results of the Adumbi PEA are not included in this Form 20-F.

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

•

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

•

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

•

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

The Kibali Gold Mine, approximately 220 kilometres northeast by air from the Imbo Project, is owned 45% by each of Barrick and AngloGold Ashanti with Societe Miniere de Kilo-Moto (SOKIMO) owning the remaining 10%.  Barrick is the operator of this mine.  In 2022, Kibali produced 750,000 ounces of gold (as per Barrick website).

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

In May 2021, Barrick informed Loncor that it would not be continuing exploration on the Loncor/Barrick joint venture ground.  Following the termination of the Loncor/Barrick joint ventures, Loncor has assessed the results of the joint venture programmes.  In particular, the Mongaliema and Mokepa prospects, which are close to Makapela, are planned to be further investigated by Loncor.  At Mongaliema, the target area is a west-northwest trending shear zone hosted within altered metasediments with cherty units near the contact of a dolerite intrusive.  Pitting has demonstrated that much of the area is covered by thick transported cover which hinders near-surface exploration.  Pitting was undertaken to the southwest of the trench, which graded 32 metres at 1.37 g/t Au.  Results from pits in excess of 5 metres deep confirmed the southwestern extension beneath thick transported alluvial material, with an average high grade of 18.13 g/t Au from 11 samples.  Further work is warranted from the results received to date at Mongaliema.  Mongaliema will be evaluated to determine whether it has the resource potential to be combined with the nearby Makapela deposit.

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

Qualified Person

Peter N. Cowley, President of the Company and a "qualified person" as such term is defined in subpart 1300 of Regulation S-K and in National Instrument 43-101, has reviewed and approved the technical information in this Form 20-F relating to the Company's mineral projects. Mr. Cowley has determined that all material assumptions and information, including those related to price estimates, with respect to the Company's mineral resource estimates set out in this Form 20-F remain current as of December 31, 2022.

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

Item 5.  Operating and Financial Review and Prospects

See the management's discussion and analysis of the Company for the year ended December 31, 2022 incorporated by reference into this Form 20-F as Exhibit 15.1.

A.  Operating Results

See the management's discussion and analysis of the Company for the year ended December 31, 2022 incorporated by reference into this Form 20-F as Exhibit 15.1.

B.  Liquidity and Capital Resources.

See the management's discussion and analysis of the Company for the year ended December 31, 2022 incorporated by reference into this Form 20-F as Exhibit 15.1.

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

______________________

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

B.  Compensation

Named Officers

Summary Compensation Table

The following table sets forth certain information with respect to compensation paid to the officers of the Company set out in the following table (the "NEOs") for the financial year ended December 31, 2022.

Name and Principal Position	Year	Salary (US$)	Share-based awards (US$)	Option-based awards (2) (US$)	Non-equity incentive plan compensation - Annual Incentive Plan (US$)	All other Compensation (US$)	Total Compensation (US$)
Arnold T. Kondrat Executive Chairman of the Board (1)	2022	$250,000	N/A	$69,420	N/A	$8,170 (3)	$327,590
John Barker Chief Executive Officer (4)	2022	$192,300 (5)	N/A	$69,420	N/A	Nil	$261,720
Donat K. Madilo Chief Financial Officer	2022	$175,000	N/A	$69,420	N/A	$13,257 (3)	$257,667
Peter N. Cowley President	2022	$175,000	N/A	$69,420	N/A	Nil	$244,420
Fabrice Matheys General Manager, DRC	2022	$150,000	N/A	$41,652	N/A	$2,730 (3)	$194,382

______________________________

(1) Mr. Kondrat was appointed Executive Chairman of the Board of the Company in September 2021.  Prior to this appointment, he served as Chief Executive Officer of the Company.

(2) These amounts represent the grant date fair value of the stock options awarded in 2022 to the NEOs, calculated in Canadian dollars and then converted to U.S. dollars using an average exchange rate for 2022 of Cdn$1.00 = US$0.7692.  Grant date fair value of such stock options was calculated in accordance with the Black-Scholes model using the price of the Company's common shares on the date of grant of Cdn$0.59 per share, with the key valuation assumptions being stock price volatility of 77.33%, risk free interest rate of 1.77%, no dividend yield and expected life of 3 years.

(3) This amount represents medical and life insurance premiums paid by the Company.

(4) Mr. Barker was appointed Chief Executive Officer of the Company in September 2021.  Prior to this appointment, he served as Vice President of Business Development of the Company.

(5) The salary for Mr. Barker was paid in Canadian dollars.  The U.S. dollar amount set out in the above table for such salary was calculated using an average exchange rate for 2022 of Cdn$1.00 = US$0.7692.

Incentive Plan Awards

The following table provides details regarding outstanding option and share-based awards held by the NEOs as at December 31, 2022:

Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (2) ($)	Option expiration date	Aggregate value of unexercised in-the-money options (3) (US$)	Number of shares or units that have not vested (#)	Market or payout value of share- based awards that have not vested (US$)
Arnold T. Kondrat	Mar. 14, 2022	250,000	Cdn$0.65 (US$0.48)	Mar. 14, 2027	Nil	N/A	N/A
	Sept. 29, 2021	250,000	Cdn$0.70 (US$0.52)	Sept. 29, 2026	Nil
	Mar. 15, 2021	250,000	Cdn$0.65 (US$0.48)	Mar. 15, 2026	Nil
	Dec. 6, 2019	500,000	Cdn$0.40 (US$0.30)	Dec. 6, 2024	Nil
	June 24, 2019	250,000	Cdn$0.18 (US$0.14)	June 24, 2024	$25,000
	Mar. 14, 2019	125,000	Cdn$0.14 (US$0.13)	Mar. 14, 2024	$13,750
John Barker	Mar. 14, 2022	250,000	Cdn$0.65 (US$0.48)	Mar. 14, 2027	Nil	N/A	N/A
	Sept. 29, 2021	600,000	Cdn$0.70 (US$0.52)	Sept. 29, 2026	Nil
	Mar. 15, 2021	250,000	Cdn$0.65 (US$0.48)	Mar. 15, 2026	Nil
	Sept. 15, 2020	100,000	Cdn$0.60 (US$0.44)	Sept. 15, 2025	Nil
	April 19, 2020	250,000	Cdn$0.45 (US$0.33)	April 19, 2025	Nil
Donat K. Madilo	Mar. 14, 2022	250,000	Cdn$0.65 (US$0.48)	Mar. 14, 2027	Nil	N/A	N/A
	Sept. 29, 2021	150,000	Cdn$0.70 (US$0.52)	Sept. 29, 2026	Nil
	Mar. 15, 2021	150,000	Cdn$0.65 (US$0.48)	Mar. 15, 2026	Nil
	Dec. 6, 2019	150,000	Cdn$0.40 (US$0.30)	Dec. 6, 2024	Nil
	June 24, 2019	125,000	Cdn$0.18 (US$0.14)	June 24, 2024	$12,500
	Mar. 14, 2019	125,000	Cdn$0.14 (US$0.13)	Mar. 14, 2024	$13,750
Peter N. Cowley	Mar. 14, 2022	250,000	Cdn$0.65 (US$0.48)	Mar. 14, 2027	Nil	N/A	N/A
	Sept. 29, 2021	250,000	Cdn$0.70 (US$0.52)	Sept. 29, 2026	Nil
	Mar. 15, 2021	250,000	Cdn$0.65 (US$0.48)	Mar. 15, 2026	Nil
	Dec. 6, 2019	500,000	Cdn$0.40 (US$0.30)	Dec. 6, 2024	Nil
Fabrice Matheys	Mar. 14, 2022	150,000	Cdn$0.65 (US$0.48)	Mar. 14, 2027	Nil	N/A	N/A
	Sept. 29, 2021	100,000	Cdn$0.70 (US$0.52)	Sept. 29, 2026	Nil
	Mar. 15, 2021	200,000	Cdn$0.65 (US$0.48)	Mar. 15, 2026	Nil
	Dec. 6, 2019	200,000	Cdn$0.40 (US$0.30)	Dec. 6, 2024	Nil

______________________________

(1) The stock options granted on March 14, 2019, April 19, 2020 and September 15, 2020 vested as follows: 1/4 of the stock options granted to each optionee vest (or vested as applicable) on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.  The stock options granted on June 24, 2019, December 6, 2019, March 15, 2021, September 29, 2021 and March 14, 2022 vested as follows: 100% of the stock options granted to each optionee vested on the 4 month anniversary of the grant date.

(2) The exercise price of each of the stock options held by the NEOs is in Canadian dollars.  The U.S. dollar figures set out in this column of the table were calculated using the exchange rate on December 30, 2022 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7383.

(3) This is based on (a) the closing sale price per share of the Company's common shares on December 30, 2022 (the last trading day of 2022) of Cdn$0.32 as reported by the Toronto Stock Exchange, and (b) converting that price into a price of US$0.24 using the exchange rate on December 30, 2022 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7383.

The following table provides details regarding outstanding option-based awards, share-based awards and non-equity incentive plan compensation held by the NEOs, which vested and/or were earned during the year ended December 31, 2022:

Incentive plan awards - value vested or earned during the year
Name	Option-based awards - Value vested during the year (1) (US$)	Share-based awards - Value vested during the year (US$)	Non-equity incentive plan compensation - Value earned during the year (US$)
Arnold T. Kondrat	Nil	N/A	N/A
John Barker	$4,327	N/A	N/A
Donat K. Madilo	Nil	N/A	N/A
Peter N. Cowley	Nil	N/A	N/A
Fabrice Matheys	Nil	N/A	N/A

______________________________

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

The amounts earned by the non-executive directors of the Company during the financial year ended December 31, 2022 are set out in the table below under "Director Summary Compensation Table".

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

Director Summary Compensation Table

The following compensation table sets out the compensation paid to each of the Company's directors in the year ended December 31, 2022, other than Mr. Kondrat and Mr. Cowley.  See "Summary Compensation Table" above for details regarding the compensation paid to each of Mr. Kondrat and Mr. Cowley as an executive of the Company in respect of services rendered during 2022.

Name	Fees earned (US$)	Share-based awards (US$)	Option-based awards (1) (US$)	Non-equity incentive plan compensation (US$)	All other Compensation (US$)	Total (US$)
Zhengquan (Philip) Chen	$24,000	N/A	$20,826	N/A	N/A	$44,826
Richard J. Lachcik	$24,000	N/A	$20,826	N/A	N/A	$44,826
William R. Wilson	$24,000	N/A	$20,826	N/A	N/A	$44,826

______________________________

(1) These amounts represent the grant date fair value of the stock options awarded in 2022 to the directors set out in the above table, calculated in Canadian dollars and then converted to U.S. dollars using an average exchange rate for 2022 of Cdn$1.00 = US$0.7692.  Grant date fair value of such stock options was calculated in accordance with the Black-Scholes model using the price of the Company's common shares on the date of grant of Cdn$0.59 per share, with the key valuation assumptions being stock price volatility of 77.33%, risk free interest rate of 1.77%, no dividend yield and expected life of 3 years.

Incentive Plan Awards

The following table provides details regarding the outstanding option and share based awards held as at December 31, 2022 by the directors of the Company other than Mr. Kondrat and Mr. Cowley.  See "Named Officers - Incentive Plan Awards" above for details regarding the outstanding stock options held by Mr. Kondrat and Mr. Cowley as at December 31, 2022.

Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (2) ($)	Option expiration date	Aggregate value of unexercised in-the-money options (3) (US$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (US$)
Zhengquan (Philip) Chen	Mar. 14, 2022	75,000	Cdn$0.65 (US$0.48)	Mar. 14, 2027	Nil	N/A	N/A
	Sept. 29, 2021	75,000	Cdn$0.70 (US$0.52)	Sept. 29, 2026	Nil
	Mar. 15, 2021	75,000	Cdn$0.65 (US$0.48)	Mar. 15, 2026	Nil
	Dec. 6, 2019	100,000	Cdn$0.40 (US$0.30)	Dec. 6, 2024	Nil

Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (2) ($)	Option expiration date	Aggregate value of unexercised in-the-money options (3) (US$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (US$)
	July 2, 2019	75,000	Cdn$0.18 (US$0.14)	July 2, 2024	$7,500
Richard J. Lachcik	Mar. 14, 2022	75,000	Cdn$0.65 (US$0.48)	Mar. 14, 2027	Nil	N/A	N/A
	Sept. 29, 2021	75,000	Cdn$0.70 (US$0.52)	Sept. 29, 2026	Nil
	Mar. 15, 2021	75,000	Cdn$0.65 (US$0.48)	Mar. 15, 2026	Nil
	Dec. 6, 2019	100,000	Cdn$0.40 (US$0.30)	Dec. 6, 2024	Nil
	June 24, 2019	75,000	Cdn$0.18 (US$0.14)	June 24, 2024	$7,500
	Mar. 14, 2019	75,000	Cdn$0.14 (US$0.13)	Mar. 14, 2024	$8,250
William R. Wilson	Mar. 14, 2022	75,000	Cdn$0.65 (US$0.48)	Mar. 14, 2027	Nil	N/A	N/A
	Sept. 29, 2021	75,000	Cdn$0.70 (US$0.52)	Sept. 29, 2026	Nil
	Mar. 15, 2021	75,000	Cdn$0.65 (US$0.48)	Mar. 15, 2026	Nil
	Dec. 6, 2019	100,000	Cdn$0.40 (US$0.30)	Dec. 6, 2024	Nil
	June 24, 2019	75,000	Cdn$0.18 (US$0.14)	June 24, 2024	$7,500
	Mar. 14, 2019	75,000	Cdn$0.14 (US$0.13)	Mar. 14, 2024	$8,250

________________________________

(1) The stock options granted on March 14, 2019 and July 2, 2019 vested as follows: 1/4 of the stock options granted to each optionee vest (or vested as applicable) on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.  The stock options granted on June 24, 2019, December 6, 2019, March 15, 2021, September 29, 2021 and March 14, 2022 vested as follows: 100% of the stock options granted to each optionee vested on the 4 month anniversary of the grant date.

(2) The exercise price of each of the stock options held by the directors is in Canadian dollars.  The U.S. dollar figures set out in this column of the table were calculated using the exchange rate on December 30, 2022 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7383.

(3) This is based on (a) the closing sale price per share of the Company's common shares on December 30, 2022 (the last trading day of 2022) of Cdn$0.32 as reported by the Toronto Stock Exchange, and (b) converting that price into a price of US$0.24 using the exchange rate on December 30, 2022 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7383.

The following table provides details regarding outstanding option-based awards, share-based awards and non-equity incentive plan compensation in respect of the directors of the Company other than Mr. Kondrat and Mr. Cowley, which vested and/or were earned during the year ended December 31, 2022. See "Named Officers - Incentive Plan Awards" above for details regarding the outstanding option-based awards, share-based awards and non-equity incentive plan compensation in respect of Mr. Kondrat and Mr. Cowley, which vested and/or were earned during the year ended December 31, 2022.

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

Executives' Employment Contracts

The Company and Arnold T. Kondrat have entered into an employment contract (the "Executive Chairman Agreement") which sets out the terms upon which Mr. Kondrat performs the services of Executive Chairman of the Board of the Company.  Mr. Kondrat's annual salary under the Executive Chairman Agreement is US$250,000.  The term of the Executive Chairman Agreement continues until December 31, 2025, provided that the Company may terminate the Executive Chairman Agreement at any time for just cause upon written notice to Mr. Kondrat.  The Executive Chairman Agreement includes a "change of control bonus", pursuant to which, upon the occurrence of a "change of control" (as defined in the Executive Chairman Agreement) of the Company where the Company's "market capitalization" (as defined in the Executive Chairman Agreement) exceeds Cdn$75,000,000, the Company shall pay to Mr. Kondrat a Cdn$5,000,000 cash bonus.

The Company and John Barker have entered into an employment contract (the "CEO Agreement") which sets out the terms upon which Mr. Barker performs the services of Chief Executive Officer of the Company.  Mr. Barker's annual salary under the CEO Agreement is Cdn$250,000.  The term of the CEO Agreement continues until September 21, 2025, provided that the Company may terminate the CEO Agreement at any time for just cause upon written notice to Mr. Barker.

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

Audit Committee

The Board has an audit committee (the "Audit Committee"), the members of which are Zhengquan (Philip) Chen, Richard J. Lachcik and William R. Wilson.  Each member of the Audit Committee is independent within the meaning of Canadian National Instrument 52-110 - Audit Committees ("NI 52-110") and Section 803A of the NYSE American Company Guide.  Each member of the Audit Committee is also "financially literate" within the meaning of NI 52-110.  At no time since the commencement of the Company's financial year ended December 31, 2022 was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.  The Audit Committee's charter is incorporated by reference into this Form 20-F as Exhibit 1.3.

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

Retention Allowance

Loncor previously had a policy which provided that employees were entitled to receive a retention allowance (the "Retention Allowance") on termination of their employment with the Company, provided the employee had been with the Company for a minimum of two years and provided that termination was not due to misconduct (in the case of misconduct, the Retention Allowance was forfeited).  The amount of the Retention Allowance was equal to the employee's monthly base salary multiplied by the number of years the employee was with the Company (up to a maximum of 10 years), with any partial year being recognized on a pro rata basis.  While the Retention Allowance policy was discontinued by Loncor effective December 31, 2017, the Retention Allowance amounts accrued up to December 31, 2017 remain recorded as a liability in Loncor's financial statements.

D.  Employees

The following sets out the number of employees which the Company and its subsidiaries had as at December 31, 2022, December 31, 2021 and December 31, 2020, providing a breakdown of these employees by location/project:

Location/Project	Dec. 31, 2022	Dec. 31, 2021	Dec. 31, 2020
Loncor office, Toronto, Canada	5	5	4
Loncor office in Beni, DRC	3	3	3
Imbo Project camp	18	21	38
Totals:	26	29	45

Neither the Company nor any of its subsidiaries has any unionized employees.

Neither the Company nor any of its subsidiaries employ a significant number of temporary employees.

E.  Share Ownership

The following table sets out the number of common shares of the Company held by the Company's directors and officers as of April 20, 2023 (including the percentage of the Company's outstanding common shares represented by such shares).  See Item 6B of this Form 20-F for information regarding the stock options of the Company held by the Company's directors and officers as of December 31, 2022.

Name	Number of Common Shares Owned	Percentage of Outstanding Common Shares
John Barker	425,500	0.28%
Zhengquan (Philip) Chen	29,800	0.02%
Peter N. Cowley	110,000	0.07%
Geoffrey G. Farr	302,500	0.20%
Arnold T. Kondrat	29,947,909	20.0%
Richard J. Lachcik	155,833	0.10%
Donat K. Madilo	420,000	0.29%
Fabrice Matheys	nil	-
William R. Wilson	151,667	0.10%

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

(b) The total number of common shares of the Company issuable upon the exercise of all outstanding stock options granted under the Plan shall not at any time exceed 10% of the total number of outstanding common shares of the Company, from time to time (as at the date of this Form 20-F, there are outstanding under the Plan 10,831,000 stock options entitling the holders to purchase an aggregate of 10,831,000 common shares of the Company (which is equal to 7.23% of the number of common shares of the Company which are outstanding as at the date of this Form 20-F), such that the number of new stock options currently available for future grants under the Plan is stock options to purchase an aggregate of 4,146,417 common shares of the Company (which is equal to 2.77% of the number of common shares of the Company which are outstanding as at the date of this Form 20-F).

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

Item 7.  Major Shareholders and Related Party Transactions

A.  Major Shareholders

To the knowledge of management of the Company, based on a review of publicly available filings as at April 20, 2023, the following are the only persons or companies who beneficially own 5% or more of the outstanding common shares of the Company:

Name of Shareholder	Number of Common Shares Owned	Percentage of Outstanding Common Shares (1)
Arnold T. Kondrat	29,947,909	20.0%
Resolute Canada 2 Pty Ltd (2)	31,450,000	21.0%

______________________________

(1) The information in this column of the table is based on the number of common shares of the Company outstanding as at April 23, 2023.

(2) See Item 4A of this Form 20-F ("History and Development of the Company") which sets out the transactions pursuant to which Resolute Canada 2 Pty Ltd ("Resolute") acquired in 2018 25,500,000 common shares of the Company.  Immediately following these transactions, these 25,500,000 common shares represented 27.22% of the outstanding common shares of the Company.  In 2020 and 2021, Resolute acquired, in total, an additional 5,950,000 common shares of the Company.  There were no changes during 2022 in the number of common shares of the Company owned by the Company, such that Resolute currently holds (as at April 20 2023) 31,450,000 (or 21.0%) of the outstanding common shares of the Company.

None of the shareholders disclosed above have any voting rights with respect to their respective common shares of the Company that are different from any other holder of common shares of the Company.

As of April 20, 2023, based on the Company's shareholders' register, there were 92 shareholders of record of the Company's common shares in the United States, holding 7.4% of the outstanding common shares of the Company.

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

B.  Significant Changes

There have been no significant changes in the affairs of the Company since the date of the audited annual consolidated financial statements of the Company as at and for the year ended December 31, 2022, other than as discussed in this Form 20-F.

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

Toronto Stock Exchange

The Company's common shares commenced trading on the TSX on April 26, 2013.  Prior to April 26, 2013, such shares traded on the TSX Venture Exchange.  The following table discloses the annual high and low sales prices in Canadian dollars for the common shares of the Company for the five most recent financial years of the Company as traded on the TSX:

Year	High (Cdn$)	Low (Cdn$)
2022	$0.66	$0.265
2021	$0.86	$0.53
2020	$0.89	$0.315
2019	$0.49	$0.13
2018	$0.26	$0.12

The following table discloses the high and low sales prices in Canadian dollars for the common shares of the Company for each quarterly period within the two most recent financial years of the Company as traded on the TSX:

Quarter Ended	High (Cdn$)	Low (Cdn$)
December 31, 2022	$0.39	$0.265
September 30, 2022	$0.42	$0.28
June 30, 2022	$0.60	$0.395
March 31, 2022	$0.66	$0.49
December 31, 2021	$0.80	$0.60
September 30, 2021	$0.74	$0.54
June 30, 2021	$1.16	$0.78
March 31, 2021	$0.81	$0.50

The following table discloses the monthly high and low sales prices in Canadian dollars for the common shares of the Company for the most recent six months as traded on the TSX:

Month	High (Cdn$)	Low (Cdn$)
April 2023 (1)	$0.405	$0.35
March 2023	$0.42	$0.38
February 2023	$0.44	$0.30
January 2023	$0.34	$0.29
December 2022	$0.39	$0.30
November 2022	$0.39	$0.275
October 2022	$0.32	$0.265

_______________________________

(1) From April 1, 2023 to April 20, 2023.

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

Year	High (US$)	Low (US$)
2022	$0.522	$0.213
2021	$0.969	$0.394
2020	$0.66	$0.22
2019	$0.40	$0.19
2018	$0.18	$0.08

The following table discloses the high and low sales prices in United States dollars for the common shares of the Company for each quarterly period within the two most recent financial years as traded on the OTCQB and OTCQX tiers of the OTC, as applicable:

Quarter Ended	High (US$)	Low (US$)
December 31, 2022	$0.286	$0.219
September 30, 2022	$0.292	$0.213
June 30, 2022	$0.462	$0.319
March 31, 2022	$0.522	$0.394
December 31, 2021	$0.672	$0.478
September 30, 2021	$0.596	$0.467
June 30, 2021	$0.969	$0.551
March 31, 2021	$0.662	$0.394

The following table discloses the monthly high and low sales prices in United States dollars for the common shares of the Company for the most recent six months as traded on the OTCQX tier of the OTC:

Month	High (US$)	Low (US$)
April 2023 (1)	$0.306	$0.257
March 2023	$0.309	$0.279
February 2023	$0.323	$0.245
January 2023	$0.24	$0.22
December 2022	$0.258	$0.219
November 2022	$0.286	$0.232
October 2022	$0.228	$0.22

_______________________________

(1) From April 1, 2023 to April 20, 2023.

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

The Company's authorized share capital consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series, of which 149,774,174 common shares and no preference shares were issued and outstanding as of April 23, 2023.  The following is a summary of the material provisions attaching to the common shares and preference shares.

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to the alternative minimum tax; (i) are partnerships and other pass-through entities (and investors in such partnerships and entities); (j) are S corporations (and shareholders thereof); (k) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company; (l) are U.S. expatriates or former long-term residents of the U.S.; (m) hold Common Shares in connection with a trade or business, permanent establishment, or fixed base outside the United States; or (n) are subject to special tax accounting rules with respect to the Common Shares.  U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

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

Passive Foreign Investment Company Rules

If the Company were to constitute a "passive foreign investment company" under the meaning of Section 1297 of the Code (a "PFIC", as defined below) for any year during a U.S. Holder's holding period, then certain potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares.  The Company believes that it was classified as a PFIC during its most recently completed tax year, and due to the nature of the Company's assets and the income that the Company expects to generate, the Company expects to be a PFIC for its current tax year and may be a PFIC in subsequent tax years.  No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested.  The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document.  Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status.  Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any subsidiary of the Company.

In addition, in any year in which the Company is classified as a PFIC, such holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require.  In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

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

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock.  The Common Shares generally will be "marketable stock" if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to section 11A of the U.S. Exchange Act, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks.  If such stock is traded on such a qualified exchange or other market, such stock generally will be "regularly traded" for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. U.S. Holders should consult their own tax advisors regarding the marketable stock rules.

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

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Common Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning because such stock is not marketable stock. Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge and other income rules described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC to its shareholder.

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

If finalized in their current form, the proposed Treasury Regulations applicable to PFICs would be effective for transactions occurring on or after April 1, 1992. Because the proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective, and there is no assurance that they will be adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of the Code provisions applicable to PFICs and that it considers the rules set forth in the proposed Treasury Regulations to be reasonable interpretations of those Code provisions. The PFIC rules are complex, and the implementation of certain aspects of the PFIC rules requires the issuance of Treasury Regulations which in many instances have not been promulgated and which, when promulgated, may have retroactive effect. U.S. Holders should consult their own tax advisors about the potential applicability of the proposed Treasury Regulations.

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

Sale or Other Taxable Disposition of Common Shares

Upon the sale or other taxable disposition of Common Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of cash received plus the fair market value of any property received and such U.S. Holder's tax basis in such Common Shares sold or otherwise disposed of.  A U.S. Holder's tax basis in Common Shares generally will be such holder's U.S. dollar cost for such Common Shares.  Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Common Shares have been held for more than one year. And, any such gain or loss will generally be U.S. source gain or loss. Certain U.S. Holders that are eligible for the benefits of Canada-U.S. Tax Convention may elect to treat such gain or loss as Canadian source gain or loss for U.S. foreign tax credit purposes.

Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time).  If the foreign currency is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.  Different rules apply to U.S. Holders who use the accrual method of tax accounting.  Each U.S. Holder should consult its own tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Dividends paid on the Common shares will be treated as foreign-source income, and generally will be treated as “passive category income” or “general category income” for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, Treasury Regulations that apply to taxes paid or accrued (the “Foreign Tax Credit Regulations”) impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied.

Subject to the PFIC rules and the Foreign Tax Credit Regulations discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid or accrued (whether directly or through withholding) by a U.S. Holder during a year.  The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder's particular circumstances.  Each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

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

H.  Documents on Display

The documents referred to and/or incorporated by reference in this Form 20-F can be viewed at the office of the Company at 4120 Yonge Street, Suite 304, Toronto, Ontario, M2P 2B8, Canada.  The Company is required to file financial statements and other information with the securities regulatory authorities in each of the Canadian provinces (other than Quebec), electronically through the Canadian System for Electronic Document Analysis and Retrieval (SEDAR), which can be viewed at www.sedar.com.  The Company is subject to the informational requirements of the U.S. Exchange Act and files reports and other information with the SEC.  The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

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

Item 14.E.  Use of Proceeds

Not applicable.

Item 15.  Controls and Procedures.

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the U.S. Exchange Act) for the year ended December 31, 2022.  Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were adequately designed and are effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms.

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

Management conducted an evaluation of the design and operation of the Company's internal control over financial reporting as of December 31, 2022 based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.  Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2022 and no material weaknesses were discovered.

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

(d) Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the year ended December 31, 2022, that management believes have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

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

Item 16.C.  Principal Accountant Fees and Services

The following summarizes the total fees billed by Kreston GTA LLP, Markham, Ontario, Canada (PCAOB ID 6644), the external auditors of the Company, for each of the years ended December 31, 2022 and December 31, 2021.  All dollar amounts are exclusive of applicable taxes.

	2022	2021
Audit Fees	Cdn$45,000	Cdn$45,000
Audit-Related Fees	Nil	Nil
Tax Fees	Cdn$5,000	Cdn$5,000
All Other Fees	Nil	Nil

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

Item 16.E.  Purchase of Equity Securities by the Issuer and Affiliated Purchasers

The Company did not purchase any of its common shares during the financial year ended December 31, 2022.

Item 16.F.  Change in Registrant's Certifying Accountant

Not applicable.

Item 16.G.  Corporate Governance

Not applicable.

Item 16.H.  Mine Safety Disclosure

Not applicable.

Item 16.I.  Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16.J.  Insider Trading Policies

Not applicable.

PART III

Item 17.  Financial Statements

Not applicable.

Item 18.  Financial Statements

The financial statements appear on pages F-1 through F-37.

Item 19.  Exhibits

The following exhibits are filed as part of this Form 20-F:

EXHIBIT NUMBER	DESCRIPTION
Constating Documents
1.1	Company's articles of amalgamation (1)
1.2	Company's general by-law (1)
1.3	Audit Committee's charter (1)
1.4	Company's Business Conduct Policy (1)
1.5	Company's articles of amendment (1A)
1.6	Company's articles of amendment (1B)

Registered Securities
2.1	Description of the registered securities

Material Contracts
4.1	Company's stock option plan

Subsidiaries
8.1	List of subsidiaries of the Company

Certifications
12.1	Certification of the Chief Executive Officer of the Company pursuant to Section 302 of Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer of the Company pursuant to Section 302 of Sarbanes-Oxley Act of 2002
13.1	Certification of the Chief Executive Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Chief Financial Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Other Exhibits
15.1	Management's discussion and analysis of the Company for the year ended December 31, 2022
15.2	Consent of Daniel Bansah for Technical Report Summary on the Mineral Resources of the Imbo Project
15.3	Consent of Christian Bawah for Technical Report Summary on the Mineral Resources of the Imbo Project
15.4	Technical Report Summary on the Mineral Resources of the Imbo Project (2)

XBRL
101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

Notes:

(1)  Previously filed as an exhibit to the Company's annual report on Form 20-F filed with the SEC on March 30, 2012.  SEC file number 001-35124.

(1A) Previously filed as Exhibit 99.1 to the Company's current report on Form 6-K filed with the SEC on April 3, 2020.

(1B) Previously filed as Exhibit 99.1 to the Company's current report on Form 6-K filed with the SEC on April 19, 2022.

(2) Previously filed as an exhibit to the Company's annual report on Form 20-F filed with the SEC on May 2, 2022.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 1, 2023

LONCOR GOLD INC.
(Registrant)

By:	(signed) "John Barker"
John Barker
Chief Executive Officer

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

(Expressed in U.S. dollars - audited)

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

The consolidated financial statements for the year ended December 31, 2022 and 2021 have been audited by Kreston GTA LLP, Chartered Professional Accountants and Licensed Public Accountants, in accordance with the standards of the Public Company Accounting Oversight Board (United States).

(Signed) "John Barker"	(Signed) "Donat K. Madilo"

John Barker	Donat K. Madilo
Chief Executive Officer	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Loncor Gold Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Loncor Gold Inc. (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of loss and comprehensive loss, changes in shareholders' equity, and cash flows for the years ended December 31, 2022, 2021, and 2020, and the related notes (collectively referred to as the "consolidated financial statements").

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for the years ended December 31, 2022, 2021, and 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Impairment assessment of exploration and evaluation assets - Refer to Note 9 to the financial statements

Critical Audit Matter Description

We identified the impairment assessment of exploration and evaluation assets as a key audit matter due to significant auditor and management judgement and estimation involved in determining the recoverable amount. As disclosed in Note 9 to the consolidated financial statements, the carrying value of the Company's exploration and evaluation assets were approximately $40.5 million as at December 31, 2022. As discussed in Note 3 to the consolidated financial statements, the carrying value of exploration and evaluation is reviewed each reporting period to determine whether there is any indication of impairment or reversal of impairment.

In addition, by its activities in exploration, development and production of mineral assets, the Company is exposed to the risk associated with the unpredictable nature of the financial markets as well as political risk associated with conducting operations in an emerging market. A variety of factors, including concerns surrounding unrest and conflict, could negatively impact recoverability of these assets.

How the Critical Audit Matter Was Addressed in the Audit

Our primary procedures to address this critical audit matter include i) testing the design effectiveness of certain internal controls related to the Company's process to assess indicators of impairment or reversal of impairment; ii) evaluating the appropriateness of the methods and valuation models used; and iii) evaluating the reasonableness of the significant assumptions used by management. We also assessed the competence, capabilities and objectivity of the Company's personnel involved in preparing the impairment assessment.

We have served as the Company's auditor since 2019.

Chartered Professional Accountants

Licensed Public Accountants

Markham, Canada

March 31, 2023

6644

Loncor Gold Inc. CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Expressed in U.S. dollars)

	Notes	December 31, 2022	December 31, 2021
		$	$
Assets
Current Assets
Cash and cash equivalents		182,175	154,154
Advances receivable and prepaid expenses	6	360,176	345,193
Due from related parties	7	587,722	285,074
Total Current Assets		1,130,073	784,421

Non-Current Assets
Property, plant and equipment	8	1,109,920	1,269,434
Exploration and evaluation assets	9	40,648,721	38,271,725
Total Non-Current Assets		41,758,641	39,541,159

Total Assets		42,888,714	40,325,580

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable	11	494,591	1,488,379
Accrued liabilities		682,720	83,663
Due to related parties	7	10,933	67,477
Employee retention allowance	18	173,110	184,951
Lease obligation	15	-	138,684
Loans - current portion	12	308,899	-
Current Liabilities		1,670,253	1,963,154

Non-Current Liabilities
Loans	12	26,759	27,602
Total Liabilities		1,697,012	1,990,756

Shareholders' Equity
Share capital	13	98,916,239	94,480,512
Reserves		12,137,446	10,787,553
Deficit		(69,861,983)	(66,933,241)
Total Shareholders' Equity		41,191,702	38,334,824
Total Liabilities and Shareholders' Equity		42,888,714	40,325,580

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding	13b	147,744,174	135,099,174

Working Capital		(540,180.00)	(1,178,733.00)

Approved and authorized for issue by the Board of Directors on March 28, 2022.
Signed on behalf of the Board of Directors by:

/s/ William R. Wilson	/s/ Arnold T. Kondrat

William R. Wilson	Arnold T. Kondrat
Director	Director

Going concern (Note 2b)

Event after the reporting period (Note 20)

The accompanying notes are an integral part of these consolidated financial statements.

Loncor Gold Inc. CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS (Expressed in U.S. dollars)

		For the year ended
	Notes	December 31, 2022	December 31, 2021	December 31, 2020
		$	$	$
Expenses
Consulting, management and professional fees		1,131,874	887,058	898,831
Employee benefits		930,463	1,097,977	555,150
Office and sundry		190,962	232,011	128,323
Share-based payments	14	377,402	782,815	289,665
Travel and promotion		206,184	277,448	240,320
Depreciation	8, 15	151,357	175,075	185,348
Interest and bank expenses		10,233	22,267	11,781
Interest on lease obligation	15	2,365	9,320	21,393
Fair value gain on government loan	12	-	-	(5,206)
Gain on derivative instruments		-	-	(31,888)
Impairment of exploration and evaluation assets	9	-	452,251	-
Foreign exchange loss (gain)		108,094	(44,084)	49,927
Loss before other items		(3,108,934)	(3,892,138)	(2,343,644)
Interest and other income	6,15	180,192	168,354	100,084
Loss and comprehensive loss for the year		(2,928,742)	(3,723,784)	(2,243,560)

Loss per share, basic and diluted	13d	(0.02)	(0.03)	(0.02)

Weighted average number of shares - basic and diluted	13d	143,673,147	127,374,340	105,203,090

The accompanying notes are an integral part of these consolidated financial statements.

Loncor Gold Inc. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Expressed in U.S. dollars)
	Common shares		Reserves	Deficit	Total shareholders' equity
	Number of shares	Amount
Balance at January 1, 2020	95,280,979	$79,841,286	$8,411,647	$(60,965,897)	$27,287,036

Loss for the year	-	-	-	(2,243,560)	(2,243,560)
Share-based payments (Note 14)	-	-	528,412	-	528,412
Common shares issued (Note 13b)	16,943,195	5,306,414	-	-	5,306,414
Balance at December 31, 2020	112,224,174	$85,147,700	$8,940,059	$(63,209,457)	$30,878,302

Loss for the year	-	-	-	(3,723,784)	(3,723,784)
Common shares issued with warrants (Note 13b)	19,350,000	7,838,542	1,024,032	-	8,862,574
Issuance costs (Note 13b)	-	(422,780)	-	-	(422,780)
Warrants exercised (Note 13c)	2,400,000	1,692,211	(274,013)	-	1,418,198
Stock options exercised (Note 14)	1,125,000	224,839	(83,589)	-	141,250
Share-based payments (Note 14)	-	-	1,181,064	-	1,181,064
Balance at December 31, 2021	135,099,174	$94,480,512	$10,787,553	$(66,933,241)	$38,334,824

Loss for the year	-	-	-	(2,928,742)	(2,928,742)
Common shares issued with warrants (Note 13b)	12,400,000	4,393,194	695,575	-	5,088,769
Issuance costs (Note 13b)	-	(94,518)	(15,175)	-	(109,693)
Stock options exercised (Note 14)	245,000	137,051	(18,323)	-	118,728
Share-based payments (Note 14)	-	-	687,816	-	687,816
Balance at December 31, 2022	147,744,174	$98,916,239	$12,137,446	$(69,861,983)	$41,191,702

The accompanying notes are an integral part of these consolidated financial statements.

Loncor Gold Inc. CONSOLIDATED STATEMENTS OF CASH FLOWS (Expressed in U.S. dollars)

		For the year ended
	Notes	December 31, 2022	December 31, 2021	December 31, 2020
		$	$	$
Cash flows from operating activities
Loss for the year		(2,928,742)	(3,723,784)	(2,243,560)
Adjustments to reconcile loss to net cash used in operating activities
Depreciation		151,357	175,075	185,348
Share-based payments	14	687,816	1,172,152	450,912
Impairment of exploration and evaluation assets	9	-	452,251
Accretion expense on government loan	12	970	985	623
Fair value gain on government loan		-	-	(5,062)
Gain on derivative instruments	14	-	-	(31,888)
Interest on lease obligation	15	2,365	9,320	21,393
Other non-cash adjustments		-	(1,940)	-
Changes in non-cash working capital
Advances receivable and prepaid expenses		(14,983)	(108,526)	(172,772)
Due to/from related parties		(359,192)	(476,043)	(692,018)
Employee retention allowance	18	(11,841)	792	3,640
Accounts payable		(993,788)	772,927	379,196
Accrued liabilities		599,057	(137,971)	33,082
Net cash used in operating activities		(2,866,981)	(1,864,762)	(2,071,106)

Cash flows from investing activities
Acquisition of additional interest in subsidiary	4	-	-	(140,000)
Acquisition of property, plant and equipment		(2,896)	(943,110)	-
Expenditures on exploration and evaluation assets		(2,365,943)	(7,072,338)	(2,796,013)
Net cash used in investing activities		(2,368,839)	(8,015,448)	(2,936,013)

Cash flows from financing activities
Proceeds from share issuances, net of issuance costs		5,097,804	10,008,154	5,383,914
Loans (repaid) received	12	307,086	(11,534)	15,316
Principal repayment of lease obligation	15	(141,049)	(218,880)	(213,183)
Net cash provided from financing activities		5,263,841	9,777,740	5,186,047

Net increase in cash and cash equivalents during the year		28,021	(102,470)	178,928
Cash and cash equivalents, beginning of the year		154,154	256,624	77,696
Cash and cash equivalents, end of the year		182,175	154,154	256,624

Supplemental cash flow information (Note 17)

The accompanying notes are an integral part of these consolidated financial statements.

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollars, except for per share amounts)

1. Corporate Information

Loncor Gold Inc. (the "Company" or "Loncor") is a corporation governed by the Ontario Business Corporations Act. In June 2021, the Company changed its name from Loncor Resources Inc. to Loncor Gold Inc. The principal business of the Company is the acquisition and exploration of mineral properties.

These consolidated financial statements as at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 include the accounts of the Company and of its wholly owned subsidiaries in the Democratic Republic of the Congo (the "Congo"), Loncor Resources Congo SARL, and in Canada, Loncor Kilo Inc. Loncor Resources Congo SARL owns 100% of the common shares of Devon Resources SARL and 100% of Navarro Resources SARL.

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

The Company is a publicly traded company whose outstanding common shares trade on the Toronto Stock Exchange, the OTCQX market in the United States and the Frankfurt Stock Exchange. The head office of the Company is located at 4120 Yonge Street, Suite 304 Toronto, Ontario, M2P 2B8, Canada.

2. Basis of Preparation

a) Statement of compliance

These consolidated financial statements as at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The accompanying financial information as at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 has been prepared in accordance with those IASB standards and IFRS Interpretations Committee ("IFRIC") interpretations issued and effective, or issued and early-adopted, at December 31, 2022.

The date the Company's Board of Directors approved these consolidated financial statements was March 28, 2023.

b) Going Concern

The Company incurred a net loss of $2,928,742 for the year ended December 31, 2022 (year ended December 31, 2021 - net loss of $3,723,784 and year ended December 31, 2020 - net loss of $2,243,560) and as at December 31, 2022 had a working capital deficit of $540,180 (December 31, 2021: a working capital deficit of $1,178,733).

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

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollars, except for per share amounts)

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

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollars, except for per share amounts)

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

Judgments:

i. Provisions and contingencies

The amount recognized as provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements. As at December 31, 2022 and 2021, the Company does not have any material asset retirement obligations related to its exploration and evaluation assets.

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

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollars, except for per share amounts)

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

c) Foreign Currency Translation

i. Functional and presentation currency

These consolidated financial statements are presented in United States dollars ("$"), which is the Company's functional and presentation currency. The United States dollar was determined to be the functional currency of the Company's Congo subsidiaries. References to Cdn$represent Canadian dollars.

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

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollars, except for per share amounts)

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

Impairment of financial assets

The Company's only financial assets subject to impairment are advances receivable and prepaid expenses, which are measured at amortized cost. The Company has elected to apply the simplified approach to impairment as permitted by IFRS 9, which requires the expected lifetime loss to be recognized at the time of initial recognition of the receivable. To measure estimated credit losses, advances receivable have been grouped based on shared credit risk characteristics, including the number of days past due. An impairment loss is reversed in subsequent periods if the amount of the expected loss decreases and the decrease can be objectively related to an event occurring after the initial impairment was recognized.

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

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

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollars, except for per share amounts)

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

Exploration and evaluation expenditures incurred by Barrick Gold (Congo) SARL ("Barrick") under the Farm-in arrangement (See note 9) were recorded on a cost-based approach and accounted in the same way as they would for expenditures directly incurred by the Company as described in the above paragraph. Exploration and evaluation expenditures incurred by Barrick were offset by funding received from Barrick such that no liability arises before an approved pre-feasibility study is completed.

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

As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollars, except for per share amounts)

If the carrying amount of the asset exceeds its recoverable amount, the asset is impaired and an impairment loss is charged to the statements of loss and comprehensive loss so as to reduce the carrying amount to its recoverable amount (i.e., the higher of fair value less cost to sell and value in use). Fair value less cost to sell is the amount obtainable from the sale of an asset or CGU in an arm's length transaction between knowledgeable, willing parties, less the costs of disposal. Value in use is determined as the present value of the future cash flows expected to be derived from an asset or CGU. Estimated future cash flows are calculated using estimated future prices, any mineral reserves and resources and operating and capital costs. All assumptions used are those that an independent market participant would consider appropriate. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted. During the year ended December 31, 2022, the Company recognized an impairment of exploration and evaluation assets for $nil (December 31, 2021 - $452,251 and 2020 - $nil) to adjust the carrying value of the assets to their fair value, using a level 3 value in use methodology.

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

As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

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

o) Decommisioning obligations

The Company recognizes an estimate of the liabilities associated with decommissioning obligations when it has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the obligation can be made. The estimated fair value of the decommissioning obligations is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is amortized over the estimated life of the asset. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to any earnings in the period. The decommissioning obligations are charged against the decommissioning obligations to the extent of the liability recorded. The Company has no material decommissioning obligations as at December 31, 2022 and 2021.

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

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

As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

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

u) New Accounting Standards Not Yet Adopted

IAS 1 - Presentation of Financial Statements

On January 23, 2020, the IASB issued an amendment to IAS 1 Presentation of Financial Statements providing a more general approach to the classification of liabilities. The amendment clarifies that the classification of liabilities as current or noncurrent depends on the rights existing at the end of the reporting period as opposed to the expectations of exercising the right for settlement of the liability. The amendments further clarify that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendments are effective for annual periods beginning on or after January 1, 2024 and are to be applied retrospectively, with early adoption permitted. The Company is assessing the financial impact of the amendment on its consolidated financial statements.

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollars, except for per share amounts)

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

Loncor Gold Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Expressed in U.S. dollars, except for per share amounts)

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

5. Subsidiaries

 The following table lists the Company's direct and indirect subsidiaries:

Name of Subsidiary	Place of Incorporation	Proportion of Ownership Interest	Direct/Indirect	Principal Activity
Loncor Resources Congo SARL	Democratic Republic of the Congo	100%	Direct	Mineral Exploration
Devon Resources SARL	Democratic Republic of the Congo	100%	Indirect	Mineral Exploration
Navarro Resources SARL	Democratic Republic of the Congo	100%	Indirect	Mineral Exploration
Loncor Kilo Inc.	Ontario, Canada	100%	Direct	Mineral Exploration
Adumbi Mining S.A.	Democratic Republic of the Congo	84.68%	Indirect	Mineral Exploration
KGL Isiro Atlantic Ltd	British Virgin Islands	100%	Indirect	Mineral Exploration
Isiro (Jersey) Limited	Jersey	100%	Indirect	Mineral Exploration
KGL Isiro SARL	Democratic Republic of the Congo	100%	Indirect	Mineral Exploration

6. Advances receivable and prepaid expenses

	December 31, 2022	December 31, 2021
Supplier prepayments and deposits	249,652	206,858
Loan to KGL and accrued interest	60,506	60,543
Other receivables and employee advances	23,629	19,037
Harmonized Sales Tax receivable	26,389	58,755
	$360,176	$345,193

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollars, except for per share amounts)

In connection with the Kilo Agreement (Note 4), the Company provided to Kilo Goldmines Ltd. an unsecured loan in the principal amount of $47,990 (Cdn$65,000) bearing interest of 8% per annum and repayable on demand. For the year ended December 31, 2022, the interest accrued on the loan was $12,516 (December 31, 2021 - $9,271).

Other receivables and employee advances of $23,629, are non-interest bearing, unsecured and due on demand (December 31, 2021 - $19,037).

For the year ended December 31, 2022 the Company recorded $26,389 (December 31, 2021 - $58,755) of Harmanized Sales Tax from prior year's assessment.

7. Related party transactions

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation, and are not disclosed in this note.

a) Key Management Remuneration

Key management includes directors (executive and non-executive), the Chief Executive Officer ("CEO"), the Chief Financial Officer, and the senior executives reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the years ended December 31, 2022, December 31, 2021 and December 31, 2020 was as follows:

	For the year ended ended
	December 31, 2022	December 31, 2021	December 31, 2020
Salaries and bonus	$864,300	$938,542	$542,558
Compensation expense-share-based payments	$374,014	$724,035	$188,601
	$1,238,314	$1,662,577	$731,159

b) Other Related Party Transactions

As at December 31, 2022, an amount of $10,933 relating to advances provided to the Company was due to Arnold Kondrat ("Mr. Kondrat"), the Executive Chairman and a director of the Company (December 31, 2021 - $67,477 related to salary and advances to the Company). Total amount paid to Mr. Kondrat for the year ended December 31, 2022 was $250,000 (2021 and 2020 - $500,000 and $242,497, respectively).

As at December 31, 2022, an amount of $393,183 was due from Gentor Resources Inc. (a company with common directors) related to common expenses (December 31, 2021 - $216,148 ).

As at December 31, 2022, an amount of $194,539 was due from KGL Resources Ltd. (a company with a common officer) related to common expenses (December 31, 2021 - $68,926 ).

The amounts included in due to or from related party are unsecured, non-interest bearing and are payable on demand.

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollars, except for per share amounts)

8. Property, Plant and Equipment

The Company's property, plant and equipment are summarized as follows:

	Furniture & fixtures	Office & Communication equipment	Vehicles	Land and Building	Field camps and equipment	Right-of-use asset	Leasehold improvements	Total
	$	$	$	$	$	$	$	$
Cost
Balance at January 1, 2021	151,786	28,190	11,708	217,617	221,375	687,957	84,906	1,403,539
Additions	-	1,232	-	125,911	815,967	-	-	943,110
Disposals	-	-	-	-	-	-	-	-
Balance at December 31, 2021	151,786	29,422	11,708	343,528	1,037,342	687,957	84,906	2,346,649
Additions	-	2,896	-	31,039	-	-	-	33,935
Disposals	-	-	-	-	-	-	-	-
Balance at December 31, 2022	151,786	32,318	11,708	374,567	1,037,342	687,957	84,906	2,380,584

Accumulated Depreciation
Balance at January 1, 2021	143,705	25,133	11,708	14,923	220,600	374,660	84,906	875,635
Additions	1,501	3,529	-	11,938	15,663	170,889	-	203,520
Adjustment	-	(1,940)	-	-	-	-	-	(1,940)
Balance at December 31, 2021	145,206	26,722	11,708	26,861	236,263	545,549	84,906	1,077,215
Additions	7,621	2,206	-	14,455	26,759	142,408	-	193,449
Balance at December 31, 2022	152,827	28,928	11,708	41,316	263,022	687,957	84,906	1,270,664

Book Value
Balance at January 1, 2021	8,081	3,057	-	202,694	775	313,297	-	527,904
Balance at December 31, 2021	6,580	2,700	-	316,667	801,079	142,408	-	1,269,434
Balance at December 31, 2022	(1,041)	3,390	-	333,251	774,320	-	-	1,109,920

During the year ended December 31, 2022, depreciation in the amount of $42,093 (year ended December 31, 2021 - $28,445, year ended December 31, 2020 - $16,771) was capitalized to exploration and evaluation assets.

9. Exploration and Evaluation Assets

	North Kivu	Ngayu	Imbo	Total
Cost
Balance as at January 1, 2021	$10,621,366	$17,466,671	$2,932,905	$31,020,942
Additions	-	2,216,038	6,859,907	9,075,945
Earn-in Barrick payment (*)	-	(1,975,162)	-	(1,975,162)
Balance as at December 31, 2021	$10,621,366	$17,707,547	$9,792,812	$38,121,725
Additions	-	190,820	2,421,176	2,611,996
Incidental revenues (Note 9e)	-	-	(235,000)	(235,000)
Balance as at December 31, 2022	$10,621,366	$17,898,367	$11,978,988	$40,498,721

(*) The joint venture with Barrick was terminated in Q3 2021

There is $150,000 of intangible exploration and evaluation expenditures as at December 31, 2022 (December 31, 2021 - $150,000).These Intangible exploration and evaluation assets are in relation to mineral rights acquired with respect to the Ngayu properties ($150,000). The Devon ($152,250) and Navarro ($300,000) properties were fully impaired as at December 31, 2021 as the Company does not intend to utilize the exploration permits. The intangibles have not been included in the table above.

The Company's exploration and evaluation assets are subject to renewal of the underlying permits and rights and government royalties.

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollars, except for per share amounts)

a. North Kivu

The North Kivu project is situated in the North Kivu Province in eastern Congo to the northwest of Lake Edward and consists of various exploration permits. All of these exploration permits are currently under force majeure due to the poor security situation, affecting the Company's ability to carry out the desired exploration activities. The duration of the event of force majeure is added to the time limit for execution of obligations under the permits. Exploration estimates to date have not advanced to the stage of being able to identify the quantity of possible resources available for potential mining. Under force majeure, the Company has no tax payment obligations and does not lose tenure of mining titles until force majeure is lifted. The Company is not able to estimate the time when exploration activities would be resumed. However, given that force majeure has been in effect various times before in the past at this location, the Company believes that the capitalized assets are recoverable (Note 3(b)(iii)) and that these are risks associated with operating in an emerging market. The Company seeks to manage its exposure to these risks wherever possible.

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

In 2015, due to a decrease in gold prices coupled with the reduction of the exploration budget, the Company conducted an impairment analysis whereby the carrying value of the Ngayu exploration and evaluation asset as at December 31, 2015 was assessed for possible impairment. The asset's recoverable amount was calculated applying a fair value of $15 per ounce of gold in the ground, which was provided by a valuation analysis of an independent report on similar African exploration companies, to the Ngayu project's Makapela estimated mineral resource. Since the carrying value of the asset was determined to be higher than its recoverable amount, an impairment loss of $2,300,000 was recorded during the year ended December 31, 2015. As at December 31, 2022 and 2021, the Company conducted an analysis of various factors and determined that there was no further impairment recognized by IFRS 6, and no evidence to support an impairment reversal. As at December 31, 2022, the Company determined that no impairment charge or gain was required.

c. Devon

The Devon properties consisted of three (3) exploration permits situated in the province of Haut-Uele in north eastern Congo. The Company has decided not to renew these exploration permits upon expiry in September 2023.

d. Navarro

The Navarro properties consisted of six (6) exploration permits situated in the provinces of Ituri and Haut-Uele in north eastern Congo. The Company has decided to renew one of these six permits upon expiry in April 2023.

e. Adumbi

The Adumbi (previously KGL-Somituri, See Note 4) properties consist of two (2) mining licenses valid until 2039 and which cover an area of 361 square kilometers within the Archaean Ngayu Greenstone Belt in the Ituri and Haut Uele provinces in north eastern Congo. The Company's interest in the Adumbi properties was acquired in September 2019 through the agreement with Resolute, KGL and Kilo Inc. (see Note 4). The two mining licenses (Exploitation permits) are registered in the name of Adumbi, a company incorporated under the laws of the Congo in which the Company holds a 84.68% interest and the minority partners hold 15.32% (including 10% free carried interest owned by the government of the Congo). See Note 4.

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollars, except for per share amounts)

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

The Company has concluded a leasing agreement with Ding Sheng Services S.A.R.L. ("Ding Sheng") that permits Ding Sheng to mine the non-strategic alluvial potential to the south of Adumbi, with a focus on the gravels bordering the Imbo River. As consideration for the award of the lease, Ding Sheng paid Loncor a total of US$750,000, with Loncor receiving a further 25% of future revenue generated, after deducting US$500,000 from Loncor's attributable revenues from production.

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

10. Segmented Reporting

The Company has one operating segment: the acquisition, exploration and development of precious metal projects located in the Congo. The operations of the Company are located in two geographic locations, Canada and the Congo. Geographic segmentation of non-current assets is as follows:

December 31, 2022
	Property, plant and equipment	Exploration and evaluation
Congo	$1,107,568	$40,648,721
Canada	$2,352	-
	$1,109,920	$40,648,721
December 31, 2021
	Property, plant and equipment	Exploration and evaluation
Congo	$1,118,622	$38,271,725
Canada	$150,812	-
	$1,269,434	$38,271,725

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollars, except for per share amounts)

11. Accounts Payable

The following table summarizes the Company's accounts payable:

	December 31, 2022	December 31, 2021
Exploration and evaluation expenditures	$224,307	$1,005,260
Non-exploration and evaluation expenditures	$270,284	$483,119
Total Accounts Payable	$494,591	$1,488,379

12. Loans

In August 2022, the Company received a loan from Equity Banque Commerciale du Congo SA in the amount of $300,000 repayable in six months. The loan is unsecured and bears interest rate of 18% per annum. During the year ended December 31, 2022, interest of $8,899 was accrued on the loan and was capitalized to exploration and evaluation assets.

In May 2020, the Company received a $29,352 (Cdn$40,000) line of credit ("CEBA LOC") with Toronto-Dominion Bank under the Canada Emergency Business Account ("CEBA") program funded by the Government of Canada. The CEBA LOC is non-interest bearing, can be repaid at any time without penalty.

On January 1, 2021, the outstanding balance of the CEBA LOC automatically converted to a 2-year interest free term loan ("CEBA Term Loan"). The CEBA Term Loan may be repaid at any time without notice or the payment of any penalty. If 75% of the CEBA Term Loan is repaid on or before December 31, 2023, the repayment of the remining 25% of such CEBA Term Loan shall be forgiven. The amount of the CEBA Term Loan outstanding on January 1, 2024 shall bear an interest rate of 5% per annum and shall be repayable in full by December 31, 2025.

The Company recorded the CEBA LOC upon initial recognition at its fair value of $24,146 (Cdn$32,906) using an effective interest rate of 3.45%. The difference of $5,206 (Cdn$7,094) between the fair value and the total amount of CEBA LOC received has been recorded as a fair value gain on loans advanced in the consolidated statement of loss and comprehensive loss. During the year ended December 31, 2022, interest of $970 (Cdn$1,252) has been accreted on the CEBA LOC and is included within "interest and bank expenses" in the consolidated statement of loss and comprehensive loss (years ended December 31, 2021 and 2020: $985 and $623, respectively).

As at December 31, 2022, the CEBA LOC is valued at $26,759 (Cdn$34,992) (December 31, 2021 - $27,602 (Cdn$34,992)).

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

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

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

b) Issued share capital

The following table summarizes the Company's issued common shares:

	Number of shares	Amount $
Balance - December 31, 2019		79,841,286
February 3, 2020	500,000	135,594
February 6, 2020	22,659	8,502
February 25, 2020	6,000,000	1,807,200
costs of issuance		(80,841)
February 27, 2020	375,000	100,535
June 30, 2020	24,896	8,292
July 31, 2020	8,000,000	2,984,000
August 27, 2020	2,000,000	761,700
costs of issuance		(427,145)
September 9, 2020	20,640	8,578
Balance - December 31, 2020	112,224,174	85,147,700

February 2, 2021	1,930,000	753,183
February 3, 2021	6,070,000	2,374,281
February 12, 2021	3,500,000	1,376,725
March 8, 2021	1,050,000	173,012
costs of issuance		(941,195)
June 21, 2021	600,000	363,600
transfer from contributed surplus		66,083
July 19, 2021	1,401,426	768,808
July 22, 2021	125,000	69,624
July 23, 2021	6,323,574	3,519,954
costs of issuance		(480,970)
October 4, 2021	75,000	51,827
December 1, 2021	1,500,000	880,538
December 21, 2021	300,000	174,060
transfer from contributed surplus		206,765
costs of issuance		(23,481)

Balance - December 31, 2021	135,099,174	94,480,512

February 28, 2022	5,650,000	2,046,620
costs of issuance		(47,036)
March 10, 2022	75,000	51,045
June 8, 2022	700,000	243,348
June 10, 2022	6,050,000	2,103,225
costs of issuance		(47,482)
August 25, 2022	85,000	39,423
September 20, 2022	85,000	38,214
transfer from contributed surplus		8,369

Balance - December 31, 2022	147,744,174	98,916,239

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollars, except for per share amounts)

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

In February 2021, the Company completed, in two tranches, a private placement of a total of 11,500,000 units of the Company at a price of Cdn$0.50 per unit for gross proceeds of $4,504,188 (Cdn$5,750,000). Each such unit consisted of one common share of the Company and one-half of one common share purchase warrant of the Company, with each whole common share purchase warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of Cdn$0.75 for a period of 12 months following the closing date of the issuance of the units.

In March 2021, stock options to purchase a total of 1,050,000 common shares of the Company were exercised for gross proceeds of $99,527 (Cdn$126,000).

In June 2021, warrants to purchase 600,000 common shares of the Company were exercised for gross proceeds of $363,600 (Cdn$450,000).

In July 2021, the Company closed a non-brokered private placement of 7,850,000 units of the Company at a price of Cdn$0.70 per unit for gross proceeds of $4,358,386 (Cdn$5,495,000). Each such unit consisted of one common share of the Company and one-half of one common share purchase warrant of the Company, with each whole common share purchase warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of Cdn$0.95 for a period of 12 months following the closing date of the issuance of the units.

In October 2021, stock options to purchase 75,000 common shares of the Company, were exercised for gross proceeds of $41,722 (Cdn$52,500).

In December 2021, warrants to purchase 1,800,000 common shares of the Company were exercised for gross proceeds of $1,054,598 (Cdn$1,350,000)

In February 2022, the Company completed a non-brokered private placement of 5,650,000 units of the Company at a price of Cdn$0.55 per unit for gross proceeds of $2,447,236 (Cdn$3,107,500) and issuance costs of $47,036 (Cdn$59,728). Each such unit consisted of one common share of the Company and one-half of one common share purchase warrant of the Company, with each whole common share purchase warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of Cdn$0.75 for a period of 24 months following the closing date of the issuance of the units.

In March 2022, stock options to purchase 75,000 common shares of the Company were exercised for gross proceeds of $51,045 (Cdn$65,216).

In June 2022, the Company completed a non-brokered private placement financing of 6,750,000 units of the Company at a price of Cdn$0.50 per unit for gross proceeds of $2,641,613 (Cdn$3,375,000) and issuance costs of $47,482 (Cdn$60,665). Each such unit consisted of one common share of the Company and one-half of one common share purchase warrant of the Company, with each whole common share purchase warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of Cdn$0.75 for a period of 24 months following the closing date of the issuance of the units.

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollars, except for per share amounts)

In August 2022, stock options to purchase 85,000 common shares of the Company were exercised for gross proceeds of $39,423 (Cdn$56,498). In September 2022, stock options to purchase 85,000 common shares of the Company were exercised for gross proceeds of $38,214 (Cdn$56,498).

As of December 31, 2022, the Company had issued and outstanding 147,744,174 common shares (December 31, 2021 - 135,099,174).

c) Common share purchase warrants

The following table summarizes the Company's common share purchase warrants outstanding as at December 31, 2022:

Date of Grant	Opening Balance	Granted during period	Cancelled	Exercised	Expired	Closing Balance	Exercise Price (Cdn $)	Exercise period (months)	Expiry Date	Remaining contractual life (months)
2020-07-31	123,000	-	-	-	(123,000)	-	$0.61	24	2022-07-31	-
2020-09-18	318,000	-	-	-	(318,000)	-	$0.61	24	2022-08-26	-
2021-02-02	1,050,800	-	-	-	(1,050,800)	-	$0.75	12	2022-02-02	-
2021-02-03	1,001,000	-	-	-	(1,001,000)	-	$0.75	12	2022-02-03	-
2021-02-12	1,504,000	-	-	-	(1,504,000)	-	$0.75	12	2022-02-12	-
2021-07-19	720,513	-	-	-	(720,513)	-	$0.95	12	2022-07-19	-
2021-07-22	70,000	-	-	-	(70,000)	-	$0.95	12	2022-07-22	-
2021-07-23	3,196,928	-	-	-	(3,196,928)	-	$0.95	12	2022-07-23	-
2022-02-28	-	2,873,540	-	-	-	2,873,540	$0.75	24	2024-02-28	14
2022-06-08		350,000	-	-	-	350,000	$0.75	24	2024-06-08	18
2022-06-10	-	3,025,000	-	-	-	3,025,000	$0.75	24	2024-06-10	18
	7,984,241	6,248,540	-	-	(7,984,241)	6,248,540

As at December 30, 2022, the Company had 6,248,540 outstanding common share purchase warrants (December 31, 2021 - 7,984,241).

During the year ended December 31, 2022 the Company issued 2,825,000 common share purchase warrants and 48,540 finder warrants in connection with the February 2022 private placement financing, with issuance costs of $9,205 (Cdn$11,689), and 3,375,000 common share purchase warrants in connection with the June 2022 private placement financing. In addition, 7,984,241 warrants expired unexercised.

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

(i) Risk-free interest rate: 0.17% - 3.46%, which is based on the Bank of Canada benchmark bonds yield 2 year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the warrants

(ii) Expected volatility: 61.99% - 92.15%, which is based on the Company's historical stock prices

(iii) Expected life: 1 - 2 year

(iv) Expected dividends: $Nil

d) Loss per share

Basic and diluted loss per share was calculated on the basis of the weighted average number of common shares outstanding for the year ended December 31, 2022 amounting to 143,673,147 (year ended December 31, 2021 - 127,374,340, December 31, 2020 - 105,203,090) common shares. Stock options and warrants were considered anti-dilutive and therefore were excluded from the calculation of diluted (loss) income per share.

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollars, except for per share amounts)

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

Under this Stock Option Plan, unless otherwise determined by the board at the time of the granting of the options, 25% of the options granted vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date. As per the determination of the board, (a) the stock options granted on June 24, 2019, December 6, 2019, January 14, 2020, March 15, 2021, September 3, 2021, September 29, 2021, March 14, 2022, June 14, 2022 and certain stock options granted on September 15, 2020 fully vested on the 4 month anniversary of the grant date, and (b) 50% of the stock granted on April 15, 2022 vested on the grant date and the remaining 50% of such stock options vested on the 5 month anniversary of the grant date, and (c) other stock options granted on September 15, 2020 and all of the stock options granted October 1, 2021 vested on the grant date.

The following tables summarize information about stock options:

For the year ended December 31, 2021
		During the year
Exercise Price Range (Cdn$)	Opening Balance	Granted	Exercised	Forfeiture	Expired	Closing Balance	Weighted average remaining contractual life (years)	Vested & Exercisable	Unvested
0-0.70	5,505,000	4,096,000	(1,125,000)	-	-	8,476,000	3.55	6,080,000	2,396,000
Weighted Average Exercise Price (Cdn$)	0.30	0.65	0.70			0.53		0.42

For the year ended December 31, 2022
		During the year
Exercise Price Range (Cdn$)	Opening Balance	Granted	Exercised	Forfeiture	Expired	Closing Balance	Weighted average remaining contractual life (years)	Vested & Exercisable	Unvested
0-0.70	8,476,000	2,645,000	(245,000)	(45,000)	-	10,831,000	2.97	10,831,000	-
Weighted Average Exercise Price (Cdn$)	0.53	0.64	0.70			0.59		0.51

During the year ended December 31, 2022, the Company recognized in the statement of loss and comprehensive loss as share-based payments expense $377,402 (year ended December 31, 2021 - $782,815; year ended December 31, 2020 - $289,665) representing the vesting of the fair value at the date of grant of stock options previously granted to employees, directors and officers under the Company's Stock Option Plan.

During the year ended December 31, 2022, the Company recognized $224,329 representing the vesting of fair value at the date of grant of stock options previously granted to consultants, which was recorded under consulting, management and professional fees in the consolidated statements of loss and comprehensive loss (year ended December 31, 2021 - $251,527; year ended December 31, 2020 - $135,876). In addition, an amount of $86,085 for the year ended December 31, 2022 (year ended December 31, 2021 - $138,308 ; year ended December 31, 2020 - $nil) related to stock options issued to employees of the Company's subsidiary in the Congo was capitalized to exploration and evaluation asset.

Loncor Gold Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Expressed in U.S. dollars, except for per share amounts)

The value of the options was calculated using the Black-Scholes model and the assumptions at grant date and period end date were as follows:

(i) Risk-free interest rate: 0.26% - 3.46%, which is based on the Bank of Canada benchmark bonds yield 2 to 3 year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the options

(ii) Expected volatility: 56.92% - 101.24%, which is based on the Company's historical stock prices

(iii) Expected life: 0.5 - 3 years

(iv) Expected dividends: $Nil

15. Lease obligations

The Company has a lease agreement for the head office location in Toronto, Canada with a monthly basic rent obligation of aproximately $4,079 (Cdn $5,525) starting March 1, 2023 for a 3 year term.

Effective January 1, 2019, the Company adopted IFRS 16 to its accounting policy and recognized a right-of-use asset and a lease liability of $739,106 (Cdn $1,008,331) for its office lease agreement. On July 1, 2020 the right-of-use-asset was revalued at $687,957 (Cdn $932,123). The right-of-use asset is being amortized on a straight-line basis over the lease term. The discount rate used to revalue the lease liability was 3.45%. As at December 31, 2022, the undiscounted cash flows for this office lease agreement to October 31, 2022 were $nil.

Changes in the lease obligation for the years ended December 31, 2022 and 2021 were as follows:

	December 31, 2022	December 31, 2021
Balance - beginning of the period	$138,684	$348,244
Liability settled	$(141,049)	$(218,880)
Liability revaluation	$-	$-
Interest expense	$2,365	$9,320
Balance - end of the period	$-	$138,684

Current portion	$-	$138,684
Long-term portion	$-	$-
Total lease obligation	$-	$138,684

For the year ended December 31, 2022, the Company recognized lease revenues of $50,767 in the consolidated statements of loss and comprehensive loss from its sub-lease arrangement with Gentor Resources Inc. (year ended December 31, 2021 - $52,668; year ended December 31, 2020 - $53,623). The Company has an exploration office lease in Congo, which can be cancelled with three months notices in advance without any penalty. For the year ended December 31, 2022, the lease expense in the amount of $20,400 (year ended December 31, 2021 - $20,400; year ended December 31, 2020 - $20,400) in relation to the Congo office, was capitalized to exploration and evaluation assets.

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

Loncor Gold Inc

NOTES TO CONSOLIDATEDFINANCIAL STATEMENTS

As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollars, except for per share amounts)

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

At December 31, 2022

Liabilities:	Level 1	Level 2	Level 3
Canadian dollar common share purchase warrants	-	$0	-

At December 31, 2021

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

The following table indicates the impact of foreign currency exchange risk on net working capital as at December 31, 2022 and 2021. The table below provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Canadian dollar which would have increased (decreased) the Company's net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Canadian dollar would have had the equal but opposite effect as at December 31, 2022 and 2021.

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollars, except for per share amounts)

	December 31, 2022	December 31, 2021
	Canadian dollar	Canadian dollar
Cash and cash equivalents	18,867	167,659
Advances receivable and prepaids	373,964	321,295
Accounts payable and accrued liabilities	(601,665)	(638,137)
Due from related parties	810,109	176,309
Due to related parties	(16,729)	(87,341)
Employee retention allowance	(234,471)	(234,471)
Loans	36,344	(34,993)
Total foreign currency financial assets and liabilities	386,419	(329,678)
Foreign exchange closing rate	0.7383	0.7888
Total foreign currency financial assets and liabilities in US $	285,293	(260,050)

Impact of a 10% strengthening of the US $ on net loss	28,529	(26,005)

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

The carrying amount of financial assets represents the maximum credit exposure. The Company's gross credit exposure at December 31, 2022 and December 31, 2021 was as follows:

	December 31, 2022	December 31, 2021
Cash and cash equivalents	$182,175	$154,154
Advances receivable and prepaid expenses	$360,176	$345,193
	$542,351	$499,347

e)  Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company's liquidity requirements are met through a variety of sources, including cash and cash equivalents and equity capital markets. All financial obligations of the Company including accounts payable of $494,591 accrued liabilities of $682,720, due to related parties of $10,933, employee retention allowance of $173,110 and short term loans of $308,899 are due within one year.

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

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

	December 31, 2022	December 31, 2021
Share capital	$98,916,239	$94,480,512
Reserves	$12,137,446	$10,787,553
Deficit	$(69,861,983)	$(66,933,241)
	$41,191,702	$38,334,824

The Company's capital management objectives, policies and processes have remained unchanged during the years ended December 31, 2022 and December 31, 2021.

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

17. Supplemental cash flow information

During the periods indicated the Company undertook the following significant non-cash transactions

		For the year ended
	Note	December 31, 2022	December 31, 2021	December 31, 2020

Depreciation included in exploration and evaluation assets	8	$42,093	$28,445	$16,771
Exploration and evaluation expenditures paid by Barrick	9	235,000	1,975,162	4,267,816
Fees paid by common shares, stock options or warrants	13	231,095	278,866	264,119

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollars, except for per share amounts)

18. Employee retention allowance

The following table summarizes information about changes to the Company's employee retention provision during the years ended December 31, 2022 and 2021.

$
Balance at December 31, 2020	184,159
Foreign exchange adjustment	792
Balance at December 31, 2021	184,951
Foreign exchange adjustment	(11,841)
Balance at December 31, 2022	173,110

19. Income taxes

a) Provision for Income Taxes

Major items causing the Company's effective tax rate to differ from the combined Canadian federal and provincial statutory rate of 26.5% (2021 and 2020 - 26.5%, respectively) were as follows:

	Years Ended December 31,
	2022	2021	2020

Net loss for the year	$(2,928,742)	$(3,723,784)	$(2,243,560)

Expected income tax recovery based on statutory rate	(776,000)	(987,000)	(595,000)
Adjustment to expected income tax benefit
Permanent differences	145,000	342,000	100,000
Other	(32,000)	2,000	(7,000)
Change in unrecognized deferred tax asset	663,000	643,000	502,000
Income tax provision (recovery)	$-	$-	$-

b) Deferred Income Taxes

Deferred income taxes assets have not been recognized in respect to the following deductible temporary differences:

	Years Ended December 31,
	2022	2021	2020

Non-capital losses carried forward	$20,707,000	$18,340,000	$16,251,000
Fixed assets - Canada	209,842	$217,000	212,000
Other - Canada	383,000	$256,000	245,000
Capital loss carry-forward - Canada	3,877,000	$4,143,000	4,125,000
Lease - Canada	-	$(28,000)	(8,000)
Exploration and evaluation properties - Congo	53,770,259	51,393,000	42,364,000
Total	$78,947,101	$74,321,000	$63,189,000

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollars, except for per share amounts)

Non-capital losses in Canada expire in the following years:

2026	$261,000
2027	135,000
2028	196,000
2029	674,000
2030	1,520,000
2031	2,593,000
2032	2,187,000
2033	1,946,000
2034	870,000
2035	560,000
2036	612,000
2037	541,000
2038	675,000
2039	1,032,000
2040	2,449,000
2041	2,089,000
2042	2,367,000
$20,707,000

20. Events after the reporting period

In March 2023, the Company announced a non-brokered private placement of up to 4,000,000 units of the Company at a price of Cdn$0.40 per unit for gross proceeds of up to Cdn$1,600,000. Each such unit will consist of one common share of the Company and one common share purchase warrant of the Company, with each such warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of Cdn$0.60 for a period of 24 months following the closing date of the issuance of the units. The Company intends to use the proceeds from the financing for general corporate purposes and working capital. Closing of the financing is subject to receipt of all necessary approvals, including approvals of the Toronto Stock Exchange and the board of directors of the Company.