Form 20-F
period 2023-12-31
Loncor Gold Inc.
filed 2024-04-30
CIK 1472619

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2023

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

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2023:

153,144,174 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes             No X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

Yes             No X

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

[  ]

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

[ ]

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).

[  ]

-ii-

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

    Item 17            Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes               No    X

-iii-

The following table discloses the high and low sales prices in United States dollars for the common shares of the Company for each quarterly LONCOR GOLD INC. - FORM 20-F

-iv-

-v-

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 20-F and the documents incorporated by reference herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of Canadian provincial securities laws (such forward-looking statements and forward-looking information are referred to herein as "forward-looking statements"). Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. All statements, other than statements which are reporting results as well as statements of historical fact, that address activities, events or developments that Loncor Gold Inc. (the "Company" or "Loncor") believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding drill results at the Adumbi deposit, mineral resource estimates, mineral resource increases, drill targets, future drilling, drilling and other exploration results, potential gold discoveries, potential mineralization, potential mineral resources, and the Company's exploration and development plans and objectives with respect to its projects) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual events or results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual events or results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: the possibility that future exploration (including drilling) or development results will not be consistent with the Company's expectations; the possibility that drilling programs will be delayed, uncertainties relating to the availability and costs of financing in the future; activities of the Company may be adversely impacted by the outbreak of infectious diseases; risks related to the exploration stage of the Company's properties; failure to establish estimated mineral resources; fluctuations in gold prices and currency exchange rates; inflation; rules adopted by the United States Securities and Exchange Commission (the "SEC") that may affect mining operations in the Democratic Republic of the Congo; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); changes in equity markets; political developments in the Democratic Republic of the Congo; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations or policies affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; the Company's history of losses and expectation of future losses; the Company's ability to acquire additional commercially mineable mineral rights; risks related to the integration of any new acquisitions into the Company's existing operations; increased competition in the mining industry; and the other risks disclosed under the heading "Risk Factors" in this Form 20-F.

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

The Company has not generated revenues from operations and there is no assurance that it will produce revenue, operate profitably or provide a return on investment in the future. The Company has only incurred operating losses, and the development of its projects is at an early stage. The Company produced a loss of US$21,266,945 for the year ended December 31, 2023, and, as of that date, the Company's deficit was US$91,128,928, which casts substantial doubt on the Company's ability to continue as a going concern (it is noted that the Company's working capital as of December 31, 2023 was $8,885,586). The Company is subject to the risks and challenges experienced by other companies at a comparable stage. These risks include, but are not limited to, continuing losses and the ability to secure adequate financing or to complete corporate transactions to meet the minimum capital required to successfully complete its projects and fund other operating expenses.

The Company's ability to continue as a going concern is dependent upon its ability to obtain the necessary financing to meet its obligations and repay liabilities arising from normal business operations when they come due. As well, further exploration and development of the Company's current projects will require significant additional financing. Given the current economic climate and state of capital markets, the ability to raise funds may prove difficult. The Company has no revenues and is wholly reliant upon external financing to fund its activities. There can be no assurance that such financing will be available to the Company or, if it is, that it will be offered on acceptable terms. If additional financing is raised through the issuance of equity or convertible debt securities of the Company, the interests of the Company's shareholders in the net assets of the Company may be diluted. Any failure of the Company to obtain required financing on acceptable terms could have a material adverse effect on the Company's financial condition, results of operations, liquidity, and its ability to continue as a going concern, and may require the Company to cancel or postpone planned exploration or development activities on its mineral properties.

The auditor's report issued in respect of the Company's 2023 annual consolidated financial statements contains the following paragraph:

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

The Company's business could be adversely impacted by the outbreak of contagious diseases.

The Company's business, operations and financial condition could be materially adversely affected by the outbreak of epidemics or pandemics or other health crises. For example, in March 2020 the World Health Organization declared COVID-19 to be a pandemic. The risks of public health crises such as COVID-19 to the Company's business include, without limitation, restrictions on drill programs and/or the timing to process drill and other metallurgical testing, the ability to raise funds, employee and contractor-employee health, workforce productivity, increased insurance premiums, limitations on travel, the availability of industry experts and personnel, disruption of the Company's supply chains and other factors that will depend on future developments which are beyond the Company's control. In particular, the spread of a global pandemic, prolonged restrictive measures put in place in order to control an outbreak or other adverse public health developments could materially and adversely impact the Company's business and, as a result, the exploration and development of the Company's mineral properties could materially slow down or the Company could be required to suspend its operations for an indeterminate period. There can be no assurance that the Company's personnel and its contractors' personnel will not ultimately see its workforce productivity reduced or that the Company will not incur increased medical costs or insurance premiums as a result of these health risks. Such increased costs could reduce the size or extent of the planned exploration and development activities. In addition, a pandemic or the fear thereof could adversely affect global economies and financial markets resulting in volatility or an economic downturn that could have an adverse effect on the Company's prospects. Epidemics such as COVID-19 could have a material adverse impact on capital markets and the Company's ability to raise sufficient funds to finance the ongoing exploration and development of its mineral properties. All of these factors could have a material and adverse effect on the Company's business, financial condition and results of operations. It is not always possible to fully insure against such risks, and the Company may decide not to insure such risks as a result of the high cost of premiums or other reasons. Should such liabilities arise, they could delay the exploration and development of the Company's properties, create an obstacle to raising funds and thereby reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the Company's common shares. Even though the COVID-19 pandemic is over, the Company may continue to experience material adverse effects to its business, financial condition and prospects as a result of the continued disruption in the global economy and any resulting recession.

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

Holders of common shares of the Company that are U.S. taxpayers should be aware that the Company believes it was a "passive foreign investment company" ("PFIC") during its most recently completed tax year and, due to the nature of the Company's assets and the income that it expects to generate, the Company expects to be a PFIC for its current tax year, and may be a PFIC in subsequent tax years. Whether the Company will be a PFIC for the current tax year or any future tax year will depend on the Company's assets and income over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Form 20-F. Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status for any tax year. U.S. federal income tax laws contain rules which result in materially adverse tax consequences to U.S. taxpayers that own shares of a corporation which has been classified as a PFIC during any taxable year of such holder's holding period. A U.S. taxpayer who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC may mitigate such negative tax consequences by making certain U.S. federal income tax elections, which are subject to numerous restrictions and limitations. However, holders of common shares of the Company that are U.S. taxpayers should be aware that there can be no assurances that the Company will satisfy the record keeping requirements that apply to a QEF (as defined below), or that the Company will supply such holders with a PFIC Annual Information Statement or other information that such holders are required to report under the QEF rules, in the event that the Company is a PFIC. Thus, such holders may not be able to make a QEF Election (as defined below) with respect to their common shares of the Company. Holders of the Company's common shares are urged to consult their own tax advisors regarding the acquisition, ownership, and disposition of the Company's common shares. This paragraph is only a brief summary of the PFIC rules, and is qualified in its entirety by the section below entitled "Certain United States Federal Income Tax Considerations".

The Company has a history of losses and may never achieve revenues or profitability.

The Company has incurred losses from operations since its inception and the Company expects to incur losses from operations for the foreseeable future. The Company had an accumulated deficit of US$91,128,928 as of December 31, 2023. The losses do not include capitalized mineral property exploration costs. The Company expects to continue to incur losses unless and until such time as one or more of its properties enter into commercial production and generate sufficient revenues to fund continuing operations. The development of the Company's properties will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultants' analysis and recommendations, the rate at which operating losses are incurred, and the Company's acquisition of additional properties, some of which are beyond the Company's control. There can be no assurance that the Company will ever achieve profitability.

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

The following sets out the general development of the Company's business from fiscal 2019 to the date of this Form 20-F.

Fiscal 2019

In May 2019, the Company issued a press release providing an update on exploration activities undertaken by Barrick Gold Corporation (through its subsidiary, Barrick Gold (Congo) SARL) ("Barrick") on Loncor's Ngayu project as part of the Company's then joint venture with Barrick (the "Barrick-Loncor Joint Venture"). The Company reported that drill targets had been delineated by Barrick on a number of prospects at Ngayu and that exploration by Barrick at Ngayu in 2019 had been focused on the 30 kilometre strike Imva fold area in the west of the Ngayu belt.

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

On September 27, 2019, the Company closed certain transactions provided for by the agreement (the "Kilo Agreement") entered into by the Company with Resolute (Treasury) Pty Ltd, Kilo Goldmines Ltd. and Kilo Goldmines Inc. (which changed its name to Loncor Kilo Inc. following closing) ("Kilo Inc."). As a result of these transactions, Kilo Inc. became a wholly-owned subsidiary of Loncor, resulting in Loncor holding, through Kilo Inc., Kilo Inc.'s mineral properties in the DRC. These mineral properties are located in the Ngayu gold belt near Loncor's then existing Ngayu properties, and therefore consolidated ground for Loncor in the belt. Loncor issued to Arlington Group Asset Management Limited ("Arlington") 1,000,000 common shares of the Company as consideration for the services rendered by Arlington in negotiating and successfully concluding the Kilo Agreement. Kilo Inc.'s properties in the DRC included a 71.25% interest in the Imbo Project in northeastern DRC (this 71.25% interest was subsequently increased to 84.68% in 2020; see below) which at the time of Kilo Inc.'s acquisition by the Company contained an inferred mineral resource of 1.675 million ounces of gold (20.78 million tonnes grading 2.5 g/t Au). Kilo Inc. also had a joint venture with an affiliate of Barrick Gold Corporation for gold and associated minerals in respect of the Isiro exploration permits in northeastern DRC.

In October 2019, the Company announced the appointment of Peter Cowley as President of the Company and the appointment of Minecon Resources and Services Limited as geological consultants to manage exploration and development programs at Loncor's properties within the Ngayu greenstone belt which were outside of the Barrick-Loncor Joint Venture. Mr. Cowley previously served as President and Chief Executive Officer of the Company from 2009 to 2015. Mr. Cowley was also elected a director of the Company at the annual and special meeting of shareholders of the Company held on June 26, 2020.

In November 2019, the Company issued a press release providing an update on exploration activities undertaken by Barrick on Loncor's Ngayu properties as part of the Barrick-Loncor Joint Venture.

Fiscal 2020

In January 2020, the Company issued a press release providing an update on its activities at the Imbo Project.

In February 2020, the Company issued a press release providing an update on its exploration activities at the Imbo Project and Barrick's exploration activities under the Barrick-Loncor Joint Venture.

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

In March 2020, the Company appointed John Barker as Vice President of Business Development for Loncor.

Also in March 2020, the Company acquired an additional 5.04% interest in its subsidiary Adumbi Mining SARL ("Adumbi Holdco") pursuant to a private transaction with one of the former minority shareholders of Adumbi Holdco. This acquisition increased Loncor's interest in Adumbi Holdco from 71.25% to 76.29% (the 71.25% interest had been acquired by the Company in September 2019 as part of the Kilo Agreement; see above). Adumbi Holdco, which had changed its name from KGL Somituri SARL, currently holds two exploitation permits in the Ngayu greenstone belt including the Imbo Project exploitation permit.

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

In May 2020, the Company issued a press release providing an update on its exploration activities at the Imbo Project and Barrick's exploration activities under the Barrick-Loncor Joint Venture.

In June 2020, Loncor announced that Barrick had commenced its core drilling program on several priority gold targets within the Ngayu greenstone belt, as part of the Barrick-Loncor Joint Venture.

Also in June 2020, Loncor announced that it had entered into a new joint venture agreement with Barrick covering ground contiguous to the Company's Imva area within the Ngayu gold belt. The terms of this joint venture were similar to the then existing Barrick-Loncor Joint Venture.

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

Fiscal 2021

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

Fiscal 2022

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

Fiscal 2023

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

- Loncor had concluded a leasing agreement with Ding Sheng Services S.A.R.L. ("Ding Sheng") that permits Ding Sheng to mine the non-strategic alluvial potential to the south of Adumbi, with a focus on the gravels bordering the Imbo River.

In May 2023, the Company completed a non-brokered private placement financing of 5,400,000 units of the Company at a price of Cdn$0.40 per unit for gross proceeds of Cdn$2,160,000. Each such unit consisted of one common share of the Company and one common share purchase warrant of the Company, with each such warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of Cdn$0.60 for a period of 24 months following the closing date of the issuance of the said units.

In December 2023, the Company announced that it had entered into an agreement for the sale of Loncor's Makapela Project for Cdn$13,500,000 cash. The agreement calls for the sale price to be paid in a series of progress payments beginning with a deposit of Cdn$2,000,000. The balance of the progress payments, totalling Cdn$11,500,000, will be paid upon completion of the transfer of title to Makapela, which is expected to occur during the second quarter of 2024. The sale of Makapela, a non-core asset for the Company, provides significant non-dilutive capital for Loncor to move forward its flagship Adumbi gold deposit.

Also in December 2023, the Company announced an estimate for its priority exploration target below the Adumbi US$1,600/oz pit shell. The Company reported that the Adumbi resource remains open at depth below the US$1,600 pit shell (maximum depth of pit shell bottom 550 metres below surface), with the Company's estimates of the potential underground exploration target suggesting it could contain between 8.9 million tonnes to 9.6 million tonnes grading 4.7 g/t Au to 4.9 g/t Au to a depth of 800 metres. These potential quantities and grade are conceptual in nature as there has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the Adumbi underground exploration target being delineated as a mineral resource. The Company also reported that:

- The gold mineralisation below the pit shell at Adumbi is considered Loncor's principal "exploration target" to generate additional mineral resources.

- Near the bottom of the pit and below the pit shell, 11 core holes have been drilled which demonstrate that the favourable gold mineralised Banded Ironstone Formation host is thickening at depth below the pit shell with grades and thicknesses potentially amenable to underground mining (see Table 1 and Figures 1 and 2 below).

Table 1: Adumbi Core Holes used to Estimate "Exploration Potential" below the US$1,600/oz Pit Shell

Hole Number	Intersected Width(m)	True Thickness(m)	Gold Grade (g/t)	Location
LADD004	28.00 20.30	22.68 16.44	3.26 2.83	Above base of pit
LADD007	55.43 Incl. 12.45	49.89 11.08	2.76 8.11	Above base of pit
LADD009	32.15 15.36	26.65 12.59	6.17 3.73	Above base of pit
LADD012	13.45 4.05	11.57 3.48	3.63 4.73	Below base of pit
LADD013	20.00 8.20	17.00 6.97	4.21 4.71	Above base of pit
LADD014	11.80	9.20	2.97	Below base of pit
LADD016	25.59 Incl. 6.09	17.66 4.20	2.39 4.78	Below base of pit
LADD026	22.03 11.20	16.30 8.29	5.11 4.93	Below base of pit
SADD050	12.69	10.67	5.51	Above base of pit
SADD052	12.15	7.01	3.24	Above base of pit
SADD053	9.27 23.45	5.70 14.43	3.71 6.08	Above base of pit

Figure 1: Adumbi Longitudinal Section Showing Increase in BIF True Thickness (M) with Depth

Figure 2: Adumbi Longitudinal Section with Contours of True Thickness X Grade Product (GM)

Loncor's independent geological consultants Minecon Resources and Services Limited undertook the Adumbi underground exploration target tonnage and grade estimation ranges. The Adumbi 3-dimensional ("3-D") model was constructed using cross sectional and horizontal flysch plans of the geology and mineralization and was used to assist in constraining the 3-D geological model. This underground exploration target has been estimated to a maximum depth of 800 metres below surface.

In January 2024, the Company announced that drilling tenders have been sent to a number of drilling companies to bid on a 11,000-metre-deep drilling program at its priority gold exploration target below the Adumbi open pit gold resource. Fifteen intersections are proposed below the pit shell with the goal of outlining an inferred underground mineral resource. This drilling program is estimated to be completed by the end of 2024, at which time it is proposed that an underground inferred mineral resource estimate would be carried out.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at: http://www.sec.gov. The Company's Internet address is www.loncor.com.

B.  Business Overview

General

Loncor is a Canadian gold exploration company focussed on the Ngayu Greenstone Gold Belt in the northeast of the DRC. The Loncor team has over two decades of experience of operating in the DRC. Loncor's growing resource base in the Ngayu Belt currently comprises the Imbo and Makapela Projects. At the Imbo Project, the Adumbi deposit holds an indicated mineral resource of 1.88 million ounces of gold (28.185 million tonnes grading 2.08 g/t gold), and the Adumbi deposit and two neighbouring deposits hold an inferred mineral resource of 2.090 million ounces of gold (22.508 million tonnes grading 2.89 g/t Au), with 84.68% of these resources being attributable to Loncor. Following a drilling program carried out by the Company at the Adumbi deposit in 2020 and 2021, the Company completed a Preliminary Economic Assessment ("PEA") of the Adumbi deposit and announced the results of the PEA in December 2021. The Makapela Project (which is located approximately 50 kilometres from the Imbo Project) has an indicated mineral resource of 614,200 ounces of gold (2.20 million tonnes grading 8.66 g/t Au) and an inferred mineral resource of 549,600 ounces of gold (3.22 million tonnes grading 5.30 g/t Au). In December 2023, the Company announced that it had entered into an agreement for the sale of the Makapela Project (a non-core asset of the Company) for Cdn$13,500,000 cash. The agreement calls for the sale price to be paid in a series of progress payments beginning with a deposit of Cdn$2,000,000. The balance of the progress payments, totalling Cdn$11,500,000, will be paid upon completion of the transfer of title to Makapela, which is expected to occur during the second quarter of 2024.

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

The primary focus of the Loncor Foundation in 2012 was the construction of the Bole Bole medical clinic near Makapela. Also in 2012, the Foundation initiated a program to partially fund the salaries of 12 teachers at the Yindi primary school which resulted in reduced tuition costs for parents and increased enrollment at the school. During 2013, the Loncor Foundation also repaired bridges on the road between Yindi and Makapela and continued to fund teachers' salaries at the Yindi primary school and partially fund operations at the Bole Bole medical clinic. The Foundation's work was suspended in 2014 having regard to the Company's financial situation and the need to conserve funds. The Company intends to restart the activities of the Loncor Foundation in 2024.

C.  Organizational Structure

The following chart illustrates the relationship between Loncor and its subsidiaries. The jurisdiction of incorporation of each such subsidiary and the percentage of voting securities beneficially owned, or controlled or directed, directly or indirectly, by Loncor, is shown in brackets in the last line of each of the boxes of the chart.

1.2 Intercorporate Relationships

The following chart illustrates the relationship between Loncor and its subsidiaries. The jurisdiction of incorporation of each such subsidiary and the percentage of voting securities beneficially owned, or controlled or directed, directly or indirectly, by Loncor, is shown in brackets in the last line of each of the boxes of the chart.

D.  Property, Plants and Equipment

The Company does not have any material tangible fixed assets.

Loncor's Mineral Properties

Loncor is a Canadian gold exploration company focussed on the Ngayu Greenstone Gold Belt in the northeast of the DRC. The Loncor team has over two decades of experience of operating in the DRC. Loncor's growing resource base in the Ngayu Belt currently comprises the Imbo and Makapela Projects. At the Imbo Project, the Adumbi deposit holds an indicated mineral resource of 1.88 million ounces of gold (28.185 million tonnes grading 2.08 g/t gold), and the Adumbi deposit and two neighbouring deposits hold an inferred mineral resource of 2.090 million ounces of gold (22.508 million tonnes grading 2.89 g/t Au), with 84.68% of these resources being attributable to Loncor. Following a drilling program carried out by the Company at the Adumbi deposit in 2020 and 2021, the Company completed a Preliminary Economic Assessment ("PEA") of the Adumbi deposit and announced the results of the PEA in December 2021. The Makapela Project (which is located approximately 50 kilometres from the Imbo Project) has an indicated mineral resource of 614,200 ounces of gold (2.20 million tonnes grading 8.66 g/t Au) and an inferred mineral resource of 549,600 ounces of gold (3.22 million tonnes grading 5.30 g/t Au). In December 2023, the Company announced that it had entered into an agreement for the sale of the Makapela Project (a non-core asset) for Cdn$13,500,000 cash. The agreement calls for the sale price to be paid in a series of progress payments beginning with a deposit of Cdn$2,000,000. The balance of the progress payments, totalling Cdn$11,500,000, will be paid upon completion of the transfer of title to Makapela, which is expected to occur during the second quarter of 2024.

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

The following table summarizes the Company's mineral resources for all its properties(1) as of December 31, 2023 (there were no changes in the Company's mineral resources during the financial year ended December 31, 2023, such that the following mineral resources are the same as the Company's mineral resources were as of December 31, 2022):

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

(2) A total of 84.68% of the Imbo Project mineral resources are attributable to Loncor via its 84.68% interest in the Imbo Project. The Makepala deposit is currently 100%-owned by the Company, but the Company has entered into an agreement for the sale of the Makapela Project (see the first paragraph under "Loncor's Mineral Properties" above for additional information with respect to this agreement).

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

In order to optimise the gold recovery, further test work was conducted on the fresh and transition material whereby gravity was followed by flotation on the gravity tails. The results showed that most of the gold can be floated into float concentrates as summarised in Table 1.2.

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

Table 1.3 summarises the Adumbi Indicated and Inferred Mineral Resources based on an in-situ block cut-off grade at a 0.52 g/t Au for oxide, 0.57 g/t Au for transition and 0.63 g/t Au for fresh material, and constrained within a US$1,600/oz optimised pit shell. A total of 84.68% of the Adumbi mineral resources are attributable to Loncor via its 84.68% interest in the Imbo Project.

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

Table 1.4 shows a summary of the Adumbi Mineral Inventory for the various material types (oxide, transition and fresh) contained within the Adumbi practical pit designs.

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
Additional metallurgical test work, including additional flotation and petrographic studies, is recommended to confirm recoveries and reagent consumptions, and to optimise the flowsheet design."

[End of Extract from Summary in the Technical Report]

Preliminary Economic Assessment of the Adumbi Deposit

In a press release issued December 15, 2021 (and filed on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov)), the Company announced the results of a preliminary economic assessment ("PEA") for its Adumbi gold deposit. The Adumbi PEA study was prepared for Loncor by a number of independent mining and engineering consultants led by New SENET (Pty) Ltd ("SENET"), Johannesburg (Processing and Infrastructure) and Minecon Resources and Services Limited ("Minecon"), Accra (Mineral Resources, Mining and Environmental and Social) and Maelgwyn South Africa (MMSA), Johannesburg (Metallurgical test work), Knight Piésold and Senergy, Johannesburg (Power) and Epoch, Johannesburg (Tailings and Water Storage). SENET undertook the financial and economic evaluation. The Adumbi PEA was prepared in accordance with the requirements of National Instrument 43-101 of the Canadian Securities Administrators. A National Instrument 43-101 technical report in respect of the Adumbi PEA dated December 15, 2021 was prepared by SENET and Minecon and filed by the Company on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov). A copy of the technical report is also posted on the Company's website at www.loncor.com.

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

Additional information with respect to the Company's Makapela project is contained in the technical report dated May 29, 2012 and entitled "Updated National Instrument 43-101 Independent Technical Report on the Ngayu Gold Project, Orientale Province, Democratic Republic of the Congo". A copy of the said report can be obtained from SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

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

The Kibali Gold Mine, approximately 220 kilometres northeast by air from the Imbo Project, is owned 45% by each of Barrick and AngloGold Ashanti with Societe Miniere de Kilo-Moto (SOKIMO) owning the remaining 10%. Barrick is the operator of this mine. In 2023, Kibali produced 763,000 ounces of gold.

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

Sale of Makapela Project

In December 2023, the Company announced that it had entered into an agreement for the sale of the Makapela Project (a non-core asset of the Company) for Cdn$13,500,000 cash. The agreement calls for the sale price to be paid in a series of progress payments beginning with a deposit of Cdn$2,000,000. The balance of the progress payments, totalling Cdn$11,500,000, will be paid upon completion of the transfer of title to Makapela, which is expected to occur during the second quarter of 2024.

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

The Company's most explored gold prospect area within the North Kivu project area has been Manguredjipa. Information relating to the Manguredjipa prospect is included in the independent technical report dated February 29, 2012 and entitled "National Instrument 43-101 Independent Technical Report on the Manguredjipa Gold Project, North Kivu Province, Democratic Republic of the Congo". A copy of this technical report can be obtained from SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

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
Mabora
Badudu
Angali
Sondo
Wamba
Bafwabaka
Makapela
Malabwana
Batsumoni
Bavombo
Baita
Bafwasengi
Imbo
Azapamba
Bomili
Bafwasele
Yindi
Bafwakge
Nia-Nia
Adusa
Epini
Pence
150000 mN
Bafwabili
Bafwamabusu
Bafwapoka
Bafwatebu
Balika
Bafwatongono
Bafwasende
Bigbulu
0 12.5 25 50
kilometres
650000 mE
LEGEND
Towns
Rivers
Roads
Reserve de faune Okapi
Loncor 84.68% - Imbo (Adumbi)
Former Loncor / Barrick JV Boundary

Locality Map of Imbo Project

Item 4A.  Unresolved Staff Comments

Not applicable.

Item 5.  Operating and Financial Review and Prospects

See the management's discussion and analysis of the Company for the year ended December 31, 2023 incorporated by reference into this Form 20-F as Exhibit 15.1.

A.  Operating Results

See the management's discussion and analysis of the Company for the year ended December 31, 2023 incorporated by reference into this Form 20-F as Exhibit 15.1.

B.  Liquidity and Capital Resources.

See the management's discussion and analysis of the Company for the year ended December 31, 2023 incorporated by reference into this Form 20-F as Exhibit 15.1.

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

Additionally, any outbreaks of contagious diseases and other adverse public health developments in countries where the Company operates could have a material and adverse effect on the Company's business, financial condition and results of operations. For example, the outbreak of COVID-19 resulted in significant restrictive measures being implemented by governments of various countries to control the spread of COVID-19. Restrictions and related disruptions such as those experienced during the COVID-19 pandemic, including for employees, industry experts, personnel and suppliers across different industries, may negatively impact the Company's business operations and therefore the Company's operational results and financial condition. In addition, the outbreak of epidemics may result in a widespread health crisis that adversely affects the economies and financial markets of many countries (as was the case during the COVID-19 pandemic), resulting in an economic downturn that could affect the Company's ability to access or raise capital through issuances of the Company's securities as and when needed for the Company's business operations.

Item 6.  Directors, Senior Management and Employees

A.  Directors and Senior Management

The directors and officers of the Company and term of continuous service are as follows:

Name	Position(s) with the Company	Served as a Director Since
Arnold T. Kondrat	Executive Chairman of the Board and director	August 24, 1993
John Barker	Chief Executive Officer	Not applicable
Peter N. Cowley	President and a director	June 26, 2020
Donat K. Madilo	Chief Financial Officer	Not applicable
Fabrice Matheys	General Manager, DRC	Not applicable
Geoffrey G. Farr	Corporate Secretary	Not applicable
Kevin R. Baker	Director	June 30, 2023
Zhengquan (Philip) Chen (1) (2)	Director	June 28, 2019
Richard J. Lachcik (1) (2)	Director	June 29, 1998
William R. Wilson (1) (2)	Director	July 15, 1997

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

Fabrice Matheys - Mr. Matheys is a professional geologist with more than 30 years of experience in Africa. Prior to his role with Loncor, Mr. Matheys served as Exploration Geologist for De Beers in Botswana, West Africa and South Africa and spent eight years as Exploration Manager in the DRC with exploration programs focused on gold, diamonds, niobium and tungsten.

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

Kevin R. Baker - Mr. Baker is a founder of Baycor Capital Inc. ("Baycor") (a merchant bank based in Calgary, Alberta, Canada), with over 45 years' experience in corporate/securities practice and industry. He has extensive management experience in corporate startups, operations and IPOs. Mr. Baker is responsible for the overall leadership, operations and management of Baycor. Mr. Baker is a member of the Law Society of Alberta (1972), was the President of the Calgary Bar Association (1992/93), and was appointed King's Counsel in 1993. During the period from 1971 through 1990, Mr. Baker practiced law with two Calgary-based law firms. Mr. Baker is a current director or a past director and officer of a number of public companies listed on the Toronto Stock Exchange or the TSX Venture Exchange.

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

The following directors of the Company are presently directors of other issuers that are public companies:

Name of Director	Names of Other Issuers

Arnold T. Kondrat	Gentor Resources Inc.

Kevin R. Baker	San Lorenzo Gold Corp. Hoshi Resource Corp.

Zhengquan (Philip) Chen	KGL Resources Ltd.

Peter N. Cowley	Deltic Energy plc

Richard J. Lachcik	Gentor Resources Inc.

William R. Wilson	Gentor Resources Inc.

Other than the board of directors, the Company does not have an administrative, supervisory or management body.

B.  Compensation

Named Officers

Summary Compensation Table

The following table sets forth certain information with respect to compensation paid to the officers of the Company set out in the following table (the "NEOs") for the financial year ended December 31, 2023.

Name and Principal Position	Year	Salary (US$)	Share-based awards (US$)	Option-based awards (1) (US$)	Non-equity incentive plan compensation - Annual Incentive Plan (US$)	All other Compensation (US$)	Total Compensation (US$)
Arnold T. Kondrat Executive Chairman of the Board	2023	$250,000	N/A	Nil	N/A	$8,351 (2)	$258,351
John Barker Chief Executive Officer	2023	$185,250 (3)	N/A	Nil	N/A	Nil	$185,250
Donat K. Madilo Chief Financial Officer	2023	$175,000	N/A	Nil	N/A	$10,327 (2)	$185,327
Peter N. Cowley President	2023	$175,000	N/A	Nil	N/A	Nil	$175,000
Fabrice Matheys General Manager, DRC	2023	$150,000	N/A	Nil	N/A	$4,255 (2)	$154,255

(1) No stock options were granted by the Corporation to the NEOs during the financial year ended December 31, 2023.

(2) This amount represents medical and life insurance premiums paid by the Company.

(3) The salary for Mr. Barker was paid in Canadian dollars. The U.S. dollar amount set out in the above table for such salary was calculated using an average exchange rate for 2023 of Cdn$1.00 = US$0.741.

Incentive Plan Awards

The following table provides details regarding outstanding option and share-based awards held by the NEOs as at December 31, 2023:

Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (2) ($)	Option expiration date	Aggregate value of unexercised in-the-money options (3) (US$)	Number of shares or units that have not vested (#)	Market or payout value of share- based awards that have not vested (US$)
Arnold T. Kondrat	Mar. 14, 2022	250,000	Cdn$0.65 (US$0.49)	Mar. 14, 2027	Nil	N/A	N/A
	Sept. 29, 2021	250,000	Cdn$0.70 (US$0.53)	Sept. 29, 2026	Nil
	Mar. 15, 2021	250,000	Cdn$0.65 (US$0.49)	Mar. 15, 2026	Nil
	Dec. 6, 2019	500,000	Cdn$0.40 (US$0.30)	Dec. 6, 2024	Nil
	June 24, 2019	250,000	Cdn$0.18 (US$0.14)	June 24, 2024	$32,500
	Mar. 14, 2019	125,000	Cdn$0.14 (US$0.11)	Mar. 14, 2024	$20,000
John Barker	Mar. 14, 2022	250,000	Cdn$0.65 (US$0.49)	Mar. 14, 2027	Nil	N/A	N/A
	Sept. 29, 2021	600,000	Cdn$0.70 (US$0.53)	Sept. 29, 2026	Nil
	Mar. 15, 2021	250,000	Cdn$0.65 (US$0.49)	Mar. 15, 2026	Nil
	Sept. 15, 2020	100,000	Cdn$0.60 (US$0.45)	Sept. 15, 2025	Nil
	April 19, 2020	250,000	Cdn$0.45 (US$0.34)	April 19, 2025	Nil
Donat K. Madilo	Mar. 14, 2022	250,000	Cdn$0.65 (US$0.49)	Mar. 14, 2027	Nil	N/A	N/A
	Sept. 29, 2021	150,000	Cdn$0.70 (US$0.53)	Sept. 29, 2026	Nil
	Mar. 15, 2021	150,000	Cdn$0.65 (US$0.49)	Mar. 15, 2026	Nil
	Dec. 6, 2019	150,000	Cdn$0.40 (US$0.30)	Dec. 6, 2024	Nil
	June 24, 2019	125,000	Cdn$0.18 (US$0.14)	June 24, 2024	$16,250
	Mar. 14, 2019	125,000	Cdn$0.14 (US$0.11)	Mar. 14, 2024	$20,000
Peter N. Cowley	Mar. 14, 2022	250,000	Cdn$0.65 (US$0.49)	Mar. 14, 2027	Nil	N/A	N/A
	Sept. 29, 2021	250,000	Cdn$0.70 (US$0.53)	Sept. 29, 2026	Nil
	Mar. 15, 2021	250,000	Cdn$0.65 (US$0.49)	Mar. 15, 2026	Nil
	Dec. 6, 2019	500,000	Cdn$0.40 (US$0.30)	Dec. 6, 2024	Nil
Fabrice Matheys	Mar. 14, 2022	150,000	Cdn$0.65 (US$0.49)	Mar. 14, 2027	Nil	N/A	N/A
	Sept. 29, 2021	100,000	Cdn$0.70 (US$0.53)	Sept. 29, 2026	Nil
	Mar. 15, 2021	200,000	Cdn$0.65 (US$0.49)	Mar. 15, 2026	Nil
	Dec. 6, 2019	200,000	Cdn$0.40 (US$0.30)	Dec. 6, 2024	Nil

(1) The stock options granted on March 14, 2019, April 19, 2020 and September 15, 2020 vested as follows: 1/4 of the stock options granted to each optionee vested on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date. The stock options granted on June 24, 2019, December 6, 2019, March 15, 2021, September 29, 2021 and March 14, 2022 vested as follows: 100% of the stock options granted to each optionee vested on the 4 month anniversary of the grant date.

(2) The exercise price of each of the stock options held by the NEOs is in Canadian dollars. The U.S. dollar figures set out in this column of the table were calculated using the exchange rate on December 29, 2023 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7561.

(3) This is based on (a) the closing sale price per share of the Company's common shares on December 29, 2023 (the last trading day of 2023) of Cdn$0.36 as reported by the Toronto Stock Exchange, and (b) converting that price into a price of US$0.27 using the exchange rate on December 29, 2023 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7561.

The following table provides details regarding outstanding option-based awards, share-based awards and non-equity incentive plan compensation held by the NEOs, which vested and/or were earned during the year ended December 31, 2023:

Incentive plan awards - value vested or earned during the year
Name	Option-based awards - Value vested during the year (1) (US$)	Share-based awards - Value vested during the year (US$)	Non-equity incentive plan compensation - Value earned during the year (US$)
Arnold T. Kondrat	Nil	N/A	N/A
John Barker	Nil	N/A	N/A
Donat K. Madilo	Nil	N/A	N/A
Peter N. Cowley	Nil	N/A	N/A
Fabrice Matheys	Nil	N/A	N/A

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

The amounts earned by the non-executive directors of the Company during the financial year ended December 31, 2023 are set out in the table below under "Director Summary Compensation Table".

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

Director Summary Compensation Table

The following compensation table sets out the compensation paid to each of the Company's directors in the year ended December 31, 2023, other than Mr. Kondrat and Mr. Cowley. See "Summary Compensation Table" above for details regarding the compensation paid to each of Mr. Kondrat and Mr. Cowley as an executive of the Company in respect of services rendered during 2023.

Name	Fees earned (US$)	Share-based awards (US$)	Option-based awards (US$)	Non-equity incentive plan compensation (US$)	All other Compensation (US$)	Total (US$)
Kevin R. Baker	$12,000	N/A	$27,413 (1)	N/A	N/A	$39,413
Zhengquan (Philip) Chen	$24,000	N/A	Nil	N/A	N/A	$24,000
Richard J. Lachcik	$24,000	N/A	Nil	N/A	N/A	$24,000
William R. Wilson	$24,000	N/A	Nil	N/A	N/A	$24,000

___________________________

(1) This amount represents the grant date fair value of the stock options awarded in 2023 to Mr. Baker, calculated in Canadian dollars and then converted to U.S. dollars using an average exchange rate for 2023 of Cdn$1.00 = US$0.741. Grant date fair value of such stock options was calculated in accordance with the Black-Scholes model using the price of the Company's common shares on the date of grant of Cdn$0.34 per share, with the key valuation assumptions being stock price volatility of 58.26%, risk free interest rate of 4.45%, no dividend yield and expected life of 3 years. Mr. Baker was the only director of the Corporation who was granted stock options by the Corporation to the NEOs during the financial year ended December 31, 2023.

Incentive Plan Awards

The following table provides details regarding the outstanding option and share based awards held as at December 31, 2023 by the directors of the Company other than Mr. Kondrat and Mr. Cowley. See "Named Officers - Incentive Plan Awards" above for details regarding the outstanding stock options held by Mr. Kondrat and Mr. Cowley as at December 31, 2023.

Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (2) ($)	Option expiration date	Aggregate value of unexercised in-the-money options (3) (US$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (US$)
Kevin R. Baker	July 7, 2023	250,000	Cdn$0.50 (US$0.38)	July 7, 2028	Nil	N/A	N/A
Zhengquan (Philip) Chen	Mar. 14, 2022	75,000	Cdn$0.65 (US$0.49)	Mar. 14, 2027	Nil	N/A	N/A
	Sept. 29, 2021	75,000	Cdn$0.70 (US$0.53)	Sept. 29, 2026	Nil
	Mar. 15, 2021	75,000	Cdn$0.65 (US$0.49)	Mar. 15, 2026	Nil
	Dec. 6, 2019	100,000	Cdn$0.40 (US$0.30)	Dec. 6, 2024	Nil
	July 2, 2019	75,000	Cdn$0.18 (US$0.14)	July 2, 2024	$9,750
Richard J. Lachcik	Mar. 14, 2022	75,000	Cdn$0.65 (US$0.49)	Mar. 14, 2027	Nil	N/A	N/A
	Sept. 29, 2021	75,000	Cdn$0.70 (US$0.53)	Sept. 29, 2026	Nil
	Mar. 15, 2021	75,000	Cdn$0.65 (US$0.49)	Mar. 15, 2026	Nil
	Dec. 6, 2019	100,000	Cdn$0.40 (US$0.30)	Dec. 6, 2024	Nil
	June 24, 2019	75,000	Cdn$0.18 (US$0.14)	June 24, 2024	$9,750
	Mar. 14, 2019	75,000	Cdn$0.14 (US$0.11)	Mar. 14, 2024	$12,000
William R. Wilson	Mar. 14, 2022	75,000	Cdn$0.65 (US$0.49)	Mar. 14, 2027	Nil	N/A	N/A
	Sept. 29, 2021	75,000	Cdn$0.70 (US$0.53)	Sept. 29, 2026	Nil
	Mar. 15, 2021	75,000	Cdn$0.65 (US$0.49)	Mar. 15, 2026	Nil
	Dec. 6, 2019	100,000	Cdn$0.40 (US$0.30)	Dec. 6, 2024	Nil
	June 24, 2019	75,000	Cdn$0.18 (US$0.14)	June 24, 2024	$9,750
	Mar. 14, 2019	75,000	Cdn$0.14 (US$0.11)	Mar. 14, 2024	$12,000

(1) The stock options granted on March 14, 2019 and July 2, 2019 vested as follows: 1/4 of the stock options granted to each optionee vested on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date. The stock options granted on June 24, 2019, December 6, 2019, March 15, 2021, September 29, 2021, March 14, 2022 and July 7, 2023 vested as follows: 100% of the stock options granted to each optionee vested on the 4 month anniversary of the grant date.

(2) The exercise price of each of the stock options held by the directors is in Canadian dollars. The U.S. dollar figures set out in this column of the table were calculated using the exchange rate on December 29, 2023 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7561.

(3) This is based on (a) the closing sale price per share of the Company's common shares on December 29, 2023 (the last trading day of 2023) of Cdn$0.36 as reported by the Toronto Stock Exchange, and (b) converting that price into a price of US$0.27 using the exchange rate on December 29, 2023 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7561.

The following table provides details regarding outstanding option-based awards, share-based awards and non-equity incentive plan compensation in respect of the directors of the Company other than Mr. Kondrat and Mr. Cowley, which vested and/or were earned during the year ended December 31, 2023.  See "Named Officers - Incentive Plan Awards" above for details regarding the outstanding option-based awards, share-based awards and non-equity incentive plan compensation in respect of Mr. Kondrat and Mr. Cowley, which vested and/or were earned during the year ended December 31, 2023.

Incentive plan awards - value vested or earned during the year
Name	Option-based awards - Value vested during the year (1) (US$)	Share-based awards - Value vested during the year (US$)	Non-equity incentive plan compensation - Value earned during the year (US$)
Kevin R. Baker	Nil	N/A	N/A
Zhengquan (Philip) Chen	Nil	N/A	N/A
Richard J. Lachcik	Nil	N/A	N/A
William R. Wilson	Nil	N/A	N/A

___________________________

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

Audit Committee

The Board has an audit committee (the "Audit Committee"), the members of which are Zhengquan (Philip) Chen, Richard J. Lachcik and William R. Wilson. Each member of the Audit Committee is independent within the meaning of Canadian National Instrument 52-110 - Audit Committees ("NI 52-110") and Section 803A of the NYSE American Company Guide. Each member of the Audit Committee is also "financially literate" within the meaning of NI 52-110. At no time since the commencement of the Company's financial year ended December 31, 2023 was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board. The Audit Committee's charter is incorporated by reference into this Form 20-F as Exhibit 1.3.

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

D.  Employees

The following sets out the number of employees which the Company and its subsidiaries had as at December 31, 2023, December 31, 2022 and December 31, 2021, providing a breakdown of these employees by location/project:

Location/Project	Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2021

Loncor office, Toronto, Canada	5	5	5

Loncor office in Beni, DRC	3	3	3

Imbo Project camp	18	18	21

Totals:	26	26	29

Neither the Company nor any of its subsidiaries has any unionized employees.

Neither the Company nor any of its subsidiaries employ a significant number of temporary employees.

E.  Share Ownership

The following table sets out the number of common shares of the Company held by the Company's directors and officers as of April 23, 2024 (including the percentage of the Company's outstanding common shares represented by such shares). See Item 6B of this Form 20-F for information regarding the stock options of the Company held by the Company's directors and officers as of December 31, 2023.

Name	Number of Common Shares Owned	Percentage of Outstanding Common Shares

Kevin R. Baker	2,750,916	1.79%

John Barker	425,500	0.28%

Zhengquan (Philip) Chen	29,800	0.02%

Peter N. Cowley	110,000	0.07%

Geoffrey G. Farr	427,500	0.28%

Arnold T. Kondrat	30,072,909	19.55%

Richard J. Lachcik	305,833	0.20%

Donat K. Madilo	670,000	0.44%

Fabrice Matheys	nil	-

William R. Wilson	176,667	0.11%

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

(b) The total number of common shares of the Company issuable upon the exercise of all outstanding stock options granted under the Plan shall not at any time exceed 10% of the total number of outstanding common shares of the Company, from time to time (as at the date of this Form 20-F, there are outstanding under the Plan 12,681,000 stock options entitling the holders to purchase an aggregate of 12,681,000 common shares of the Company (which is equal to 8.24% of the number of common shares of the Company which are outstanding as at the date of this Form 20-F), such that the number of new stock options currently available for future grants under the Plan is stock options to purchase an aggregate of 2,700,917 common shares of the Company (which is equal to 1.76% of the number of common shares of the Company which are outstanding as at the date of this Form 20-F).

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

Item 7.  Major Shareholders and Related Party Transactions

A.  Major Shareholders

To the knowledge of management of the Company, based on a review of publicly available filings as at April 23, 2024, the following are the only persons or companies who beneficially own 5% or more of the outstanding common shares of the Company:

Name of Shareholder	Number of Common Shares Owned	Percentage of Outstanding Common Shares (1)
Arnold T. Kondrat	30,072,909	19.55%
Resolute Canada 2 Pty Ltd (2)	31,450,000	20.45%

___________________________

(1) The information in this column of the table is based on the number of common shares of the Company outstanding as at April 23, 2024.

(2) In 2020 and 2021, Resolute Canada 2 Pty Ltd ("Resolute") acquired, in total, an additional 5,950,000 common shares of the Company pursuant to private placement financings carried out by the Company.  There were no changes during 2022 or 2023 in the number of common shares of the Company owned by Resolute.

None of the shareholders disclosed above have any voting rights with respect to their respective common shares of the Company that are different from any other holder of common shares of the Company.

As of April 23, 2024, based on the Company's shareholders' register, there were 90 shareholders of record of the Company's common shares in the United States, holding 7.14% of the outstanding common shares of the Company.

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

B.  Related Party Transactions

On February 3, 2021, the Company closed a first tranche of a private placement financing for 8,000,000 units of the Company (the "Units") at a price of Cdn$0.50 per Unit for gross proceeds of Cdn$4,000,000. Each Unit consisted of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant") of the Company, with each Warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of Cdn$0.75 for a period of 12 months following the closing date of the issuance of the Units. Arnold T. Kondrat ("Kondrat"), who is Executive Chairman (but was Chief Executive Officer at the time of the transaction) and a director of the Company, purchased 200,000 of the Units and Resolute Canada 2 Pty Ltd ("Resolute"), which holds more than 10% of the outstanding common shares of the Company, purchased 1,200,000 of the Units.

Reference is also made to Note 6 to the consolidated financial statements of the Company filed as part of this annual report under Item 18, for additional information regarding related party transactions.

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

B.  Significant Changes

There have been no significant changes in the affairs of the Company since the date of the audited annual consolidated financial statements of the Company as at and for the year ended December 31, 2023, other than as discussed in this Form 20-F.

Item 9.  The Offer and Listing

A.  Offer and Listing Details

The Company's common shares (a) are listed for trading on the Toronto Stock Exchange (the "TSX") under the symbol "LN", and (b) are quoted on the OTCQX tier of the OTC Markets (the "OTC") under the symbol "LONCF". The prices in the following tables for 2019 have been adjusted to reflect the two to one share consolidation implemented by the Company in September 2019.

Toronto Stock Exchange

The Company's common shares commenced trading on the TSX on April 26, 2013. Prior to April 26, 2013, such shares traded on the TSX Venture Exchange. The following table discloses the annual high and low sales prices in Canadian dollars for the common shares of the Company for the five most recent financial years of the Company as traded on the TSX:

Year	High (Cdn$)	Low (Cdn$)
2023	$0.48	$0.255
2022	$0.66	$0.265
2021	$0.86	$0.53
2020	$0.89	$0.315
2019	$0.49	$0.13

The following table discloses the high and low sales prices in Canadian dollars for the common shares of the Company for each quarterly period within the two most recent financial years of the Company as traded on the TSX:

Quarter Ended	High (Cdn$)	Low (Cdn$)
December 31, 2023	$0.395	$0.255
September 30, 2023	$0.37	$0.265
June 30, 2023	$0.48	$0.32
March 31, 2023	$0.44	$0.29
December 31, 2022	$0.39	$0.265
September 30, 2022	$0.42	$0.28
June 30, 2022	$0.60	$0.395
March 31, 2022	$0.66	$0.49

The following table discloses the monthly high and low sales prices in Canadian dollars for the common shares of the Company for the most recent six months as traded on the TSX:

Month	High (Cdn$)	Low (Cdn$)
April 2024 (1)	$0.41	$0.335
March 2024	$0.385	$0.30
February 2024	$0.345	$0.30
January 2024	$0.405	$0.32
December 2023	$0.395	$0.29
November 2023	$0.375	$0.315
October 2023	$0.39	$0.255

(1) From April 1, 2024 to April 23, 2024.

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

Year	High (US$)	Low (US$)
2023	$0.347	$0.20
2022	$0.522	$0.213
2021	$0.969	$0.394
2020	$0.66	$0.22
2019	$0.40	$0.19

The following table discloses the high and low sales prices in United States dollars for the common shares of the Company for each quarterly period within the two most recent financial years as traded on the OTCQX tier of the OTC:

Quarter Ended	High (US$)	Low (US$)
December 31, 2023	$0.29	$0.205
September 30, 2023	$0.262	$0.20
June 30, 2023	$0.347	$0.242
March 31, 2023	$0.323	$0.22
December 31, 2022	$0.286	$0.219
September 30, 2022	$0.292	$0.213
June 30, 2022	$0.462	$0.319
March 31, 2022	$0.522	$0.394

The following table discloses the monthly high and low sales prices in United States dollars for the common shares of the Company for the most recent six months as traded on the OTCQX tier of the OTC:

Month	High (US$)	Low (US$)
April 2024 (1)	$0.29	$0.247
March 2024	$0.28	$0.239
February 2024	$0.249	$0.22
January 2024	$0.258	$0.253
December 2023	$0.29	$0.218
November 2023	$0.27	$0.24
October 2023	$0.275	$0.205

(1) From April 1, 2024 to April 23, 2024.

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

B.  Memorandum and Articles of Association

A copy of the Company's articles of amalgamation and articles of amendment are incorporated by reference into this Form 20-F as Exhibits 1.1, 1.5 1.6 and 1.8.  The Company's general by-law and by-law no. 3 are incorporated by reference into this Form 20-F as Exhibits 1.2 and 1.7, respectively.

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

The Company's authorized share capital consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series, of which 153,819,174 common shares and no preference shares were issued and outstanding as of April 23, 2024. The following is a summary of the material provisions attaching to the common shares and preference shares.

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

Foreign Tax Credit

Dividends paid on the Common Shares will be treated as foreign-source income, and generally will be treated as "passive category income" or "general category income" for U.S. foreign tax credit purposes. Any gain or loss recognized on a sale or other disposition of Common Shares generally will be United States source gain or loss. Certain U.S. Holders that are eligible for the benefits of the Canada-US Tax Convention may elect to treat such gain or loss as Canadian source gain or loss for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, Treasury Regulations that apply to taxes paid or accrued (the "Foreign Tax Credit Regulations") impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Treasury Department has recently released guidance temporarily pausing the application of certain of the Foreign Tax Credit Regulations.

Subject to the PFIC rules and the Foreign Tax Credit Regulations discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid or accrued (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder's particular circumstances. Each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

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

H.  Documents on Display

The documents referred to and/or incorporated by reference in this Form 20-F can be viewed at the office of the Company at 4120 Yonge Street, Suite 304, Toronto, Ontario, M2P 2B8, Canada. The Company is required to file financial statements and other information with the securities regulatory authorities in each of the Canadian provinces (other than Quebec), electronically through the Canadian System for Electronic Document Analysis and Retrieval (SEDAR+), which can be viewed at www.sedarplus.ca. The Company is subject to the informational requirements of the U.S. Exchange Act and files reports and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

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

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds.

14.A.-D.  Modifications to the Rights of Security Holders

The Company was formed under the OBCA on August 24, 1993 by articles of amalgamation. The name of the Company upon amalgamation was Taylor Rand Incorporated. On June 25, 1996, pursuant to the filing of articles of amendment, the Company changed its name from Taylor Rand Incorporated to Sheridan Reserve Incorporated and consolidated its outstanding common shares. Articles of amendment were filed by the Company on January 28, 1997 to consolidate its outstanding series of preference shares. The Company changed its name from Sheridan Reserve Incorporated to Nevadabobs.com Inc. on August 4, 2000 pursuant to the filing of articles of amendment. The Company changed its name from Nevadabobs.com Inc. to Nevada Bob's International Inc. on August 24, 2001 pursuant to articles of amendment. Articles of amendment were filed by the Company on May 6, 2002 to consolidate its outstanding common shares. Articles of amendment were filed by the Company on April 30, 2003 to create a series of preference shares. On November 28, 2008, immediately following the acquisition by the Company of all of the outstanding shares of the private company, Loncor Resources Inc. ("Old Loncor"), the Company filed articles of amalgamation which amalgamated the Company with Old Loncor and changed the Company's name from Nevada Bob's International Inc. to Loncor Resources Inc. Pursuant to articles of amendment dated September 19, 2019, the Company consolidated its outstanding common shares on a two to one basis. All amounts in this Form 20-F have been adjusted to reflect this share consolidation. The Company changed its name from Loncor Resources Inc. to Loncor Gold Inc. on June 7, 2021 pursuant to articles of amendment. On November 22, 2023, to simplify the Company's corporate structure, the Company filed articles of amalgamation to effect a vertical short-form amalgamation with its wholly-owned Ontario subsidiary, Loncor Kilo Inc. (the Company did not change its name pursuant to the amalgamation, such that it remains Loncor Gold Inc., and the articles and by-laws of the Company following the amalgamation remain the same as they were before the amalgamation).

14.E.  Use of Proceeds

Not applicable.

Item 15.  Controls and Procedures.

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the U.S. Exchange Act) for the year ended December 31, 2023. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were adequately designed and are effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms.

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

Management conducted an evaluation of the design and operation of the Company's internal control over financial reporting as of December 31, 2023 based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2023 and no material weaknesses were discovered.

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

(d) Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the year ended December 31, 2023, that management believes have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

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

Item 16.B.  Code of Ethics.

The Company has adopted a code of business conduct and ethics for directors, officers and employees (including the Company's principal executive officer, principal financial officer and principal accounting officer) (the "Code"). A copy of the Code is incorporated by reference into this Form 20-F as Exhibit 1.4. A copy of the Code may also be obtained free of charge from the Chief Financial Officer of the Company at dmadilo@loncor.com and is also available on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov and the Company's website at www.loncor.com. Each director, officer and employee of the Company is provided with a copy of the Code and is required to confirm annually that he or she has complied with the Code. Any observed breaches of the Code must be reported to the Company's Chief Executive Officer.

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

Item 16.C.  Principal Accountant Fees and Services

The following summarizes the total fees billed by Kreston GTA LLP, Markham, Ontario, Canada (PCAOB ID 6644), the external auditors of the Company, for each of the years ended December 31, 2023 and December 31, 2022. All dollar amounts are exclusive of applicable taxes.

	2023	2022
Audit Fees	Cdn$48,000	Cdn$45,000
Audit-Related Fees	Nil	Nil
Tax Fees	Cdn$9,850	Cdn$5,000
All Other Fees	Nil	Nil

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

Not applicable.

Item 16.F.  Change in Registrant's Certifying Accountant

Not applicable.

Item 16.G.  Corporate Governance

Not applicable.

Item 16.H.  Mine Safety Disclosure

Not applicable.

Item 16.I.  Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16.J. Insider Trading Policies

Not applicable.

Item 16.K.  Cybersecurity

Risk Management and Strategy

The Company uses a third-party information technology support service provider to manage its information system, including cybersecurity risk assessment procedures to ensure effectiveness in cybersecurity management, strategy and governance and reporting cybersecurity risks.

As of the date of this Form 20-F, the Company has not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition.

Cybersecurity Governance

The Company's Chief Financial Officer (the "CFO") is responsible for assessing and managing material risks from cybersecurity threats. The CFO oversees the Company's efforts to monitor the prevention, detection, mitigation, and remediation of cybersecurity incidents.

The Company's board of directors (the "Board") has specific responsibility for overseeing cybersecurity risk management and evaluation and being informed on risks from cybersecurity threats. The CFO reports to the Board on cybersecurity risk management matters as needed. Any material cybersecurity incidents would be reported to the Board by the CFO. In the case of a material cybersecurity incident, the Board is responsible for ensuring that the proposed action and disclosure of the incident is adequate and that measures are put in place to prevent further incidents.

PART III

Item 17.  Financial Statements

Not applicable.

Item 18.  Financial Statements

The financial statements appear on pages F-1 through F-35.

Item 19.  Exhibits

The following exhibits are filed as part of this Form 20-F:

EXHIBIT NUMBER	DESCRIPTION
Constating Documents
1.1	Company's articles of amalgamation dated November 28, 2008 (1)
1.2	Company's general by-law (1)
1.3	Audit Committee's charter (1)
1.4	Company's Business Conduct Policy (1)
1.5	Company's articles of amendment (1A)
1.6	Company's articles of amendment (1B)
1.7	Company's by-law no. 3 (1C)
1.8	Company's articles of amalgamation dated November 22, 2023 (1D)

Registered Securities
2.1	Description of the registered securities

Material Contracts
4.1	Company's stock option plan

Subsidiaries
8.1	List of subsidiaries of the Company

Certifications
12.1	Certification of the Chief Executive Officer of the Company pursuant to Section 302 of Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer of the Company pursuant to Section 302 of Sarbanes-Oxley Act of 2002
13.1	Certification of the Chief Executive Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Chief Financial Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Other Exhibits
15.1	Management's discussion and analysis of the Company for the year ended December 31, 2023
15.2	Consent of Daniel Bansah for Technical Report Summary on the Mineral Resources of the Imbo Project
15.3	Consent of Christian Bawah for Technical Report Summary on the Mineral Resources of the Imbo Project
15.4	Technical Report Summary on the Mineral Resources of the Imbo Project (2)

XBRL
101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL documentXBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

Notes:

(1)  Previously filed as an exhibit to the Company's annual report on Form 20-F filed with the SEC on March 30, 2012. SEC file number 001-35124.

(1A) Previously filed as Exhibit 99.1 to the Company's current report on Form 6-K filed with the SEC on April 3, 2020.

(1B) Previously filed as Exhibit 99.1 to the Company's current report on Form 6-K filed with the SEC on April 19, 2022.

(1C) Previously filed as Exhibit 99.1 to the Company's current report on Form 6-K filed with the SEC on April 29, 2024.

(1D) Previously filed as Exhibit 99.2 to the Company's current report on Form 6-K filed with the SEC on January 10, 2024.

(2) Previously filed as an exhibit to the Company's annual report on Form 20-F filed with the SEC on May 2, 2022.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 30, 2024

LONCOR GOLD INC.
(Registrant)

By:	(signed) "John Barker"
John Barker
Chief Executive Officer

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2023

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

The consolidated financial statements for the year ended December 31, 2023 and 2022 have been audited by Kreston GTA LLP, Chartered Professional Accountants and Licensed Public Accountants, in accordance with the standards of the Public Company Accounting Oversight Board (United States).

(Signed) "John Barker"	(Signed) "Donat K. Madilo"
______________________________	______________________________
John Barker	Donat K. Madilo
Chief Executive Officer	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Loncor Gold Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Loncor Gold Inc. (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of loss and comprehensive loss, changes in shareholders' equity, and cash flows for the years ended December 31, 2023, 2022, and 2021, and the related notes (collectively referred to as the "consolidated financial statements").

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022 and its financial performance and its cash flows for the years in the three-year period ended December 31, 2023, 2022, and 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

knowing you.	8953-8965 Woodbine Avenue	An independent member of the
	Markham, Ontario, L3R 0J9	Kreston Global network

66 Wellington Street
Aurora, Ontario, L4G 1H8
Kreston GTA LLP is a partnership registered in Ontario, Canada.
krestongta.com

Basis for Opinion (continued)

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment assessment of exploration and evaluation assets

Critical Audit Matter Description

The carrying value of the Company's exploration and evaluation assets amounted to $20 million as at December 31, 2023. At each reporting period-end, management applies judgment in assessing whether there are any indicators of impairment relating to its exploration and evaluation assets. If there are indicators of impairment, the recoverable amount of the related exploration and evaluation asset is estimated in order to determine the extent of any impairment.

Indicators of impairment may include: (i) the period during which the Company has the right to explore in the specific area has expired during the year or will expire in the near future and is not expected to be renewed, (ii) substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned, (iii) exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the Company has decided to discontinue such activities in the specific area; and (iv) sufficient data exists to indicate that the carrying amount of the resource property is unlikely to be recovered in full from successful development or by sale. In addition, by its activities in exploration, development and production of mineral assets, the Company is exposed to the risk associated with the unpredictable nature of the financial markets as well as political risk associated with conducting operations in an emerging market. A variety of factors, including concerns surrounding unrest and conflict, could negatively impact recoverability of these assets.

Management's assessment concluded that indicators of impairment existed as at December 31, 2023 and accordingly recorded an impairment charge of $8.1 million relating to the Ngayu property and $10.6 million relating to the North Kivu property. No impairment indicators were identified by management relating to the Imbo property (refer to Note 9 to the consolidated financial statements).

Critical Audit Matters (continued)

Impairment assessment of exploration and evaluation assets (continued)

Critical Audit Matter Description (continued)

We considered this a key audit matter due to (i) the significance of the exploration and evaluation assets balance and (ii) the management judgment in assessing the indicators of impairment related to its exploration and evaluation assets, which have resulted in a high degree of subjectivity in performing procedures related to the judgment applied by management.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures included, amongst others, the following:

•	Performed a walkthrough to understand the Company's process related to assessment of impairment and evaluating the design of related controls.

•	Tested assumptions and facts in management's impairment indicators assessment for reasonableness, including the completeness of factors that could be considered as indicators of impairment.

•	Obtained the board of directors' approval for the sale of Makapela property (within Ngayu area) and reviewed the sale agreement.

We have served as the Company's auditor since 2019.

Markham, Canada

April 1, 2024

6644

Loncor Gold Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in U.S. dollars)

	Notes	December 31, 2023	December 31, 2022
		$	$
Assets
Current Assets
Cash and cash equivalents		639,680	182,175
Advances receivable and prepaid expenses	5	408,729	360,176
Due from related parties	6	532,598	587,722
Exploration and evaluation asset held for sale	7	10,000,000	-
Total Current Assets		11,581,007	1,130,073

Non-Current Assets
Property, plant and equipment	8	1,221,912	1,109,920
Exploration and evaluation assets	9	11,562,701	40,648,721
Total Non-Current Assets		12,784,613	41,758,641

Total Assets		24,365,620	42,888,714

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable	11	366,946	494,591
Accrued liabilities		417,176	682,720
Due to related parties	6	3,824	10,933
Employee retention allowance	18	177,284	173,110
Lease obligation	15	79,989	-
Loans	12	150,202	308,899
Advances received on asset held for sale	7	1,500,000	-
Current Liabilities		2,695,421	1,670,253

Non-Current Liabilities
Lease obligation	15	102,683	-
Loans	12	-	26,759
Total Liabilities		2,798,104	1,697,012

Shareholders' Equity
Share capital	13	100,184,783	98,916,239
Reserves		12,511,661	12,137,446
Deficit		(91,128,928)	(69,861,983)
Total Shareholders' Equity		21,567,516	41,191,702
Total Liabilities and Shareholders' Equity		24,365,620	42,888,714

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding	13b	153,144,174	147,744,174

Working Capital		8,885,585.71	(540,180.00)

Approved and authorized for issue by the Board of Directors on April 1, 2024.

Signed on behalf of the Board of Directors by:

/s/ William R. Wilson	/s/ Arnold T. Kondrat

William R. Wilson	Arnold T. Kondrat
Director	Director

Going concern (Note 2b)

Subsequent events (Note 20)

The accompanying notes are an integral part of these consolidated financial statements.

Loncor Gold Inc.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Expressed in U.S. dollars)

		For the years ended
	Notes	December 31, 2023	December 31, 2022	December 31, 2021
		$	$	$
Expenses
Consulting, management and professional fees		587,243	1,131,874	887,058
Employee benefits		934,717	930,463	1,097,977
Office and sundry		161,693	190,962	232,011
Share-based payments	14	27,413	377,402	782,815
Travel and promotion		223,059	206,184	277,448
Depreciation	8, 15	69,644	151,357	175,075
Interest and bank expenses		11,018	10,233	22,267
Interest on lease obligation	15	10,993	2,365	9,320
Write off of receivable	6	288,274	-	-
Impairment of exploration and evaluation assets	9	18,937,830	-	452,251
Foreign exchange loss (gain)		26,476	108,094	(44,084)
Loss before other items		(21,278,360)	(3,108,934)	(3,892,138)
Interest and other income	5	11,415	180,192	168,354
Loss and comprehensive loss for year		(21,266,945)	(2,928,742)	(3,723,784)

Loss per share, basic and diluted	13d	(0.14)	(0.02)	(0.02)

Weighted average number of shares - basic and diluted	13d	151,460,462	143,673,147	127,374,340

The accompanying notes are an integral part of these consolidated financial statements.

Loncor Gold Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Expressed in U.S. dollars)

			Reserves	Deficit	Total shareholders'
	Common shares				equity

	Number of shares	Amount
Balance at January 1, 2021	112,224,174	$85,147,700	$8,940,059	$(63,209,457)	$30,878,302

Loss for the year	-	-	-	(3,723,784)	(3,723,784)
Common shares issued with warrants (Note 13b)	19,350,000	7,838,542	1,024,032	-	8,862,574
Issuance costs (Note 13b)	-	(422,780)	-	-	(422,780)
Warrants exercised (Note 13b)	2,400,000	1,692,211	(274,013)	-	1,418,198
Stock options exercised (Note 14)	1,125,000	224,839	(83,589)	-	141,250
Share-based payments (Note 14)	-	-	1,181,064	-	1,181,064
Balance at December 31, 2021	135,099,174	$94,480,512	$10,787,553	$(66,933,241)	$38,334,824

Loss for the year	-	-	-	(2,928,742)	(2,928,742)
Common shares issued with warrants (Note 13b)	12,400,000	4,393,194	695,575	-	5,088,769
Issuance costs (Note 13b)	-	(94,518)	(15,175)	-	(109,693)
Stock options exercised (Note 14)	245,000	137,051	(18,323)	-	118,728
Share-based payments (Note 14)	-	-	687,816	-	687,816
Balance at December 31, 2022	147,744,174	$98,916,239	$12,137,446	$(69,861,983)	$41,191,702

Loss for the year	-	-	-	(21,266,945)	(21,266,945)
Common shares issued with warrants (Note 13c)	5,400,000	1,293,315	314,466	-	1,607,781
Issuance costs (Note 13b)	-	(24,771)	(6,024)	-	(30,795)
Share-based payments (Note 14)	-	-	65,773	-	65,773
Balance at December 31, 2023	153,144,174	$100,184,783	$12,511,661	$(91,128,928)	$21,567,516

The accompanying notes are an integral part of these consolidated financial statements.

Loncor Gold Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars)

	For the year ended
	Notes	December 31, 2023	December 31, 2022	December 31, 2021
		$	$	$
Cash flows from operating activities
Loss for the year		(21,266,945)	(2,928,742)	(3,723,784)
Adjustments to reconcile loss to net cash used in operating activities
Depreciation		69,644	151,357	175,075
Share-based payments	14	65,773	687,816	1,172,152
Impairment of exploration and evaluation assets	9	18,937,830	-	452,251
Accretion expense on government loan	12	2,824	970	985
Interest on lease obligation	15	10,993	2,365	9,320
Other non-cash adjustments		-	-	(1,940)
Changes in non-cash working capital
Advances receivable and prepaid expenses		(48,553)	(14,983)	(108,526)
Due to/from related parties		(5,523)	(302,648)	(407,148)
Employee retention allowance	18	64,821	(11,841)	792
Accounts payable		(127,645)	(993,788)	772,927
Accrued liabilities		(265,544)	599,057	(137,971)
Net cash used in operating activities		(2,562,325)	(2,810,437)	(1,795,867)

Cash flows from investing activities
Acquisition of property, plant and equipment		-	(2,896)	(943,110)
Funds received from leasing agreement	9e	2,193,400	235,000	-
Funds received from sale of asset	7	1,500,000	-	-
Expenditures on exploration and evaluation assets	9	(1,980,037)	(2,600,943)	(7,072,338)
Net cash generated by (used in) investing activities		1,713,363	(2,368,839)	(8,015,448)

Cash flows from financing activities
Proceeds from share issuances, net of issuance costs		1,576,986	5,097,804	10,008,154
Loans (repaid) received	12	(188,280)	307,086	(11,534)
Principal repayment of lease obligation	15	(75,130)	(141,049)	(218,880)
Due to related parties		(7,109)	(56,544)	(68,895)
Net cash provided from financing activities		1,306,467	5,207,297	9,708,845

Net increase (decrease) in cash and cash equivalents during the year		457,505	28,021	(102,470)
Cash and cash equivalents, beginning of the year		182,175	154,154	256,624
Cash and cash equivalents, end of the year		639,680	182,175	154,154

Supplemental cash flow information (Note 17)

The accompanying notes are an integral part of these consolidated financial statements.

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. dollars, except for per share amounts)

1. Corporate Information

Loncor Gold Inc. (the "Company" or "Loncor") is a corporation governed by the Ontario Business Corporations Act. In June 2021, the Company changed its name from Loncor Resources Inc. to Loncor Gold Inc. The principal business of the Company is the acquisition and exploration of mineral properties.

These consolidated financial statements as at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 include the accounts of the Company and of its 90% owned subsidiary in the Democratic Republic of the Congo (the "Congo"), Loncor Resources Congo SARL. Loncor Resources Congo SARL owns 100% of the common shares of Devon Resources SARL and 100% of Navarro Resources SARL.

In November 2023 Loncor Gold Inc. amalgamated with its wholly-owned Ontario subsidiary Loncor Kilo Inc. Loncor Gold Inc. now owns directly 84.68% of the outstanding shares of Adumbi Mining S.A. ("Adumbi"), a company registered in the Congo (Adumbi Mining S.A. changed its name from KGL-Somituri SARL in January 2020), and 100% of the shares of Kilo Isiro Atlantic Ltd (a British Virgin Islands company). Kilo Isiro Atlantic Ltd owns 100% of the shares of Isiro (Jersey) Limited which in turn owns 100% of the shares of KGL Isiro SARL in the Congo.

The Company is a publicly traded company whose outstanding common shares trade on the Toronto Stock Exchange, the OTCQX market in the United States and the Frankfurt Stock Exchange. The head office of the Company is located at 4120 Yonge Street, Suite 304 Toronto, Ontario, M2P 2B8, Canada.

2. Basis of Preparation

a) Statement of compliance

These consolidated financial statements as at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The accompanying financial information as at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 has been prepared in accordance with those IASB standards and IFRS Interpretations Committee ("IFRIC") interpretations issued and effective, or issued and early-adopted, at December 31, 2023.

The date the Company's Board of Directors approved these consolidated financial statements was March 26, 2024.

b) Going Concern

The Company incurred a net loss of $21,266,945 for the year ended December 31, 2023 (year ended December 31, 2022 - net loss of $2,928,742 and year ended December 31, 2021 - net loss of $3,723,784) and as at December 31, 2023 had working capital of $8,885,586 (December 31, 2022: a working capital deficit of $540,180).

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

As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

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

a) Basis of Consolidation

i. Subsidiaries

Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as ability to offset these returns through the power to direct the relevant activities of the entity. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a company's share capital. The financial statements of subsidiaries are included in the consolidated financial statements of the Company from the date that control commences until the date that control ceases. Consolidation accounting is applied for all of the Company's wholly-owned subsidiaries (see note 4).

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

As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

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

Judgments:

i. Provisions and contingencies

The amount recognized as provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements. As at December 31, 2023 and 2022, the Company does not have any material asset retirement obligations related to its exploration and evaluation assets.

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

As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

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

d) Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, deposits held on call with financial institutions, and other short- term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts.

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

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

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

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. dollars, except for per share amounts)

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

iii. Depreciation

Depreciation is based on the cost of an asset less its residual value. Significant components of individual assets are assessed to determine whether a component has an estimated useful life that is different from that of the remainder of that asset, in which case that component is depreciated separately. Depreciation is recognized in profit or loss over the estimated useful lives of each item or component of an item of PPE as follows:

•	Furniture and fixtures	straight line over 4 Years
•	Office and communications equipment	straight line over 4 Years
•	Vehicles	straight line over 4 Years
•	Field camps and equipment	straight line over 4 Years
•	Right-of-use asset	straight line over the shorter of the estimated useful life of the asset or the lease term
•	Leasehold improvements	straight line over the lease term
•	Buildings	straight line over 25 Years

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. dollars, except for per share amounts)

Depreciation methods, useful lives and residual values are reviewed annually and adjusted, if appropriate. Depreciation commences when an asset is available for use. Changes in estimates are accounted for prospectively.

h) Exploration and Evaluation Assets

All direct costs related to exploration and evaluation of mineral properties, net of incidental revenues and recoveries, are capitalized under exploration and evaluation assets. Exploration and evaluation expenditures include such costs as acquisition of rights to explore; sampling, trenching and surveying costs; costs related to topography, geology, geochemistry and geophysical studies; drilling costs and costs in relation to technical feasibility and commercial viability of extracting a mineral resource; and all on site general and administrative costs.

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

If the carrying amount of the asset exceeds its recoverable amount, the asset is impaired and an impairment loss is charged to the statements of loss and comprehensive loss so as to reduce the carrying amount to its recoverable amount (i.e., the higher of fair value less cost to sell and value in use). Fair value less cost to sell is the amount obtainable from the sale of an asset or CGU in an arm's length transaction between knowledgeable, willing parties, less the costs of disposal. Value in use is determined as the present value of the future cash flows expected to be derived from an asset or CGU. Estimated future cash flows are calculated using estimated future prices, any mineral reserves and resources and operating and capital costs. All assumptions used are those that an independent market participant would consider appropriate. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted. During the year ended December 31, 2023, the Company recognized an impairment of exploration and evaluation assets for $18,937,830 (December 31, 2022 - $nil and 2021 - $452,251) to adjust the carrying value of the assets to their fair value, using a level 3 value in use methodology.

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

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

When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a Black-Scholes valuation model. The expected life used in the model is adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioral considerations.

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

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. dollars, except for per share amounts)

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

o) Decommissioning obligations

The Company recognizes an estimate of the liabilities associated with decommissioning obligations when it has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the obligation can be made. The estimated fair value of the decommissioning obligations is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is amortized over the estimated life of the asset. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to any earnings in the period. The decommissioning obligations are charged against the decommissioning obligations to the extent of the liability recorded. The Company has no material decommissioning obligations as at December 31, 2023 and 2022.

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

q) Derivative Financial Instruments

The Company reviews the terms of its equity instruments and other financing arrangements to determine whether or not there are embedded derivative instruments that are required to be accounted for separately as a derivative financial instrument. The derivative financial instrument is presumed to be classified as a derivative financial liability unless it meets all the criteria to recognize as equity instrument under IAS 32, Financial Instruments: Presentation. One of the criteria is that the conversion option exchanges a fixed amount of shares for a fixed amount of cash ("fixed for fixed"). For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported as charges or credits to profit or loss. The Company uses the Black-Scholes option pricing model to estimate fair value of the derivative instruments. The classification of derivative instruments, including whether or not such instruments should be recorded as liabilities or as equity, is reassessed at the end of each reporting period. If reclassification is required, the fair value of the derivative instrument, as of the determination date, is reclassified. Any previous charges or credits to income for changes in the fair value of the derivative instrument are not reversed.

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. dollars, except for per share amounts)

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

At the commencement date of the lease, the Company recognizes a lease liability measured at the present value of lease payments to be made over the lease term, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. The definition of the lessee's incremental borrowing rate states that the rate should represent what the lessee would have to pay to borrow over a similar security, the funds necessary to obtain an asset of similar value to the right-of-use in a similar economic environment. Significant judgement is required to estimate an incremental borrowing rate in the context of a right-to-use asset.

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

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. dollars, except for per share amounts)

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

In other programs, a borrower may receive a below-market interest rate loan from the government. A below-market interest loan is initially recognized at its fair value plus or minus any transaction costs in accordance with IFRS 9. The interest rate differential, measured as the difference between the initial carrying value of the loan and the proceeds received, is treated as a government grant and accounted for in accordance with IAS 20.

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

4. Subsidiaries

The following table lists the Company's direct and indirect subsidiaries:

Name of Subsidiary	Place of Incorporation	Proportion of Ownership Interest	Direct/Indirect	Principal Activity
Loncor Resources Congo SARL	Democratic Republic of the Congo	90%	Direct	Mineral Exploration
Devon Resources SARL	Democratic Republic of the Congo	90%	Indirect	Mineral Exploration
Navarro Resources SARL	Democratic Republic of the Congo	90%	Indirect	Mineral Exploration
Adumbi Mining S.A.	Democratic Republic of the Congo	84.68%	Indirect	Mineral Exploration
KGL Isiro Atlantic Ltd	British Virgin Islands	100%	Indirect	Mineral Exploration
Isiro (Jersey) Limited	Jersey	100%	Indirect	Mineral Exploration
KGL Isiro SARL	Democratic Republic of the Congo	100%	Indirect	Mineral Exploration

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. dollars, except for per share amounts)

5. Advances receivable and prepaid expenses

	December 31,	December 31,
	2023	2022
Supplier prepayments and deposits	273,477	249,652
Loan to KGL and accrued interest	65,896	60,506
Other receivables and employee advances	43,939	23,629
Harmonized Sales Tax receivable	25,417	26,389
	$408,729	$360,176

In connection with the September 2019 acquisition of Loncor Kilo Inc. (see Note 1), the Company provided to KGL Resources Ltd. an unsecured loan in the principal amount of $49,146 (Cdn$65,000) bearing interest of 8% per annum and repayable on demand. For the year ended December 31, 2023, the interest accrued on the loan was $16,750 (December 31, 2022 - $12,516).

Other receivables and employee advances of $43,939, are non-interest bearing, unsecured and due on demand (December 31, 2022 - $23,629).

For the year ended December 31, 2023 the Company recorded $25,417 (December 31, 2022 - $26,389) of Harmonized Sales Tax receivable.

6. Related party transactions

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation, and are not disclosed in this note.

a) Key Management Remuneration

Key management includes directors (executive and non-executive), the Chief Executive Officer ("CEO"), the Chief Financial Officer, and the senior executives reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the years ended December 31, 2023, December 31, 2022 and December 31, 2021 was as follows:

	For the year ended
	December 31, 2023	December 31, 2022	December 31, 2021
Salaries and bonus	$869,250	$864,300	$938,542
Compensation expense and share-based payments	$46,092	$374,014	$724,035
	$915,342	$1,238,314	$1,662,577

b) Other Related Party Transactions

As at December 31, 2023, an amount of $3,824 relating to advances provided to the Company was due to Arnold Kondrat ("Mr. Kondrat"), the Executive Chairman and a director of the Company (December 31, 2022 - $10,933 related to salary and advances to the Company). Total amount paid to Mr. Kondrat for the year ended December 31, 2023 was $250,000 (2022 and 2021 - $250,000 and $500,000, respectively).

As at December 31, 2023, an amount of $247,462 was due from Gentor Resources Inc. (a company with common directors) related to common expenses (December 31, 2022 - $393,183). During the year ended December 31, 2023 the Company forgave $288,274 (December 31, 2022 - $nil) of receivables owed by Gentor, previously recorded as common expenses.

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. dollars, except for per share amounts)

As at December 31, 2023, an amount of $285,136 was due from KGL Resources Ltd. (a company with a common officer) related to common expenses (December 31, 2022 - $194,539). In addition an amount of $65,896 was due from KGL Resources Ltd. for an unsecured loan, bearing interest of 8% per annum and repayable on demand which is recorded in advance receivables and prepaid expenses.

The amounts included in due to or from related party are unsecured, non-interest bearing and are payable on demand.

7. Exploration and Evaluation Asset Held for Sale

In December 2023, the Company entered into an agreement with a third party for the sale of Loncor's Makapela property within the Ngayu project for a cash price of $10,000,000. As a result, the Ngayu project was reclassified to Exploration and Evaluation Asset Held for Sale as at December 31, 2023.

The Company received $1,500,000 as an advance payment towards the sale during the year and the balance totaling $8,500,000, will be settled upon completion of various milestones as defined in the agreement. As a result of this transaction and the relinquishment of all the remaining Ngayu properties, an impairment loss of $8,166,464 was recorded in the consolidated statement of loss and comprehensive loss for the year ended December 31, 2023.

8. Property, Plant and Equipment

The Company's property, plant and equipment are summarized as follows:

	Furniture & fixtures	Office & Communication equipment	Vehicles	Land and Building	Field camps and equipment	Right-of-use asset	Leasehold improvements	Total
	$	$	$	$	$	$	$	$
Cost
Balance at January 1, 2022	151,786	29,422	11,708	343,528	1,037,342	687,957	84,906	2,346,649
Additions	-	2,896	-	31,039	-	-	-	33,935
Balance at December 31, 2022	151,786	32,318	11,708	374,567	1,037,342	687,957	84,906	2,380,584
Additions	-	-	-	-	-	246,809	-	246,809
Disposals	-	-	-	-	-	(687,957)	-	(687,957)
Balance at December 31, 2023	151,786	32,318	11,708	374,567	1,037,342	246,809	84,906	1,939,436

Accumulated Depreciation
Balance at January 1, 2022	145,206	26,722	11,708	26,861	236,263	545,549	84,906	1,077,215
Additions	6,580	3,247	-	14,455	26,759	142,408	-	193,449
Balance at December 31, 2022	151,786	29,969	11,708	41,316	263,022	687,957	84,906	1,270,664
Additions	-	1,086	-	16,975	48,198	68,558	-	134,817
Disposals	-	-	-	-	-	(687,957)	-	(687,957)
Balance at December 31, 2023	151,786	31,055	11,708	58,291	311,220	68,558	84,906	717,524

Book Value

Balance at January 1, 2022	6,580	2,700	-	316,667	801,079	142,408	-	1,269,434
Balance at December 31, 2022	-	2,349	-	333,251	774,320	-	-	1,109,920
Balance at December 31, 2023	-	1,263	-	316,276	726,122	178,251	-	1,221,912

During the year ended December 31, 2023, depreciation in the amount of $65,173 (year ended December 31, 2022 - $24,093, year ended December 31, 2021 - $28,445) was capitalized to exploration and evaluation assets.

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. dollars, except for per share amounts)

9. Exploration and Evaluation Assets

	North Kivu	Ngayu	Imbo	Total
Cost
Balance as at January 1, 2022	$10,621,366	$17,707,547	$9,792,812	$38,121,725
Additions	-	190,820	2,421,176	2,611,996
Incidental revenues (Note 9e)	-	-	(235,000)	(235,000)
Balance as at December 31, 2022	$10,621,366	$17,898,367	$11,978,988	$40,498,721
Additions	-	268,097	1,777,113	2,045,210
Incidental revenues (Note 9e)	-	-	(2,193,400)	(2,193,400)
Impairment loss	(10,621,366)	(8,166,464)	-	(18,787,830)
Exploration and evaluation asset held for sale (note 7)	-	(10,000,000)	-	(10,000,000)
Balance as at December 31, 2023	$-	$-	$11,562,701	$11,562,701

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

In December 2023, the Company conducted an impairment analysis whereby the carrying value of the North Kivu properties was fully written off by the amount of $10,621,366. Although the North Kivu permits are still under force majeure, among other relevant considerations under IFRS 6 Exploration and Evaluation of Mineral Resources, the significant delay and uncertainty relating to resumption of exploration and evaluation activities were the driving factors for the impairment recorded for the North Kivu project as at December 31, 2023.

b. Ngayu

The Ngayu project consists of various exploration permits and is found within the Tshopo Province in the northeast of the Congo, approximately 270 kilometers northeast of Kisangani. The Ngayu project covers part of the Ngayu Archaean greenstone belt which is one of a number of greenstone belts in the north-east Congo Archaean craton that includes the Kilo and Moto greenstone belts. These Archaean greenstone belts are the northwestern extensions of the Lake Victoria greenstone belt terrain that hosts a number of world class gold deposits including Geita and Bulyanhulu.

For the year ended December 31, 2023, as a result of the sale of Makapela property within the Ngayu project for $10,000,000 and the relinquishment of all the remaining Ngayu project properties, the Company recorded an impairment loss of $8,166,464 in the consolidated statement of loss and comprehensive loss. (See Note 7).

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

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

e. Adumbi

The Adumbi (previously KGL-Somituri, see Note 4) properties consist of two (2) mining licenses valid until 2039 and which cover an area of 361 square kilometers within the Archaean Ngayu Greenstone Belt in the Ituri and Haut Uele provinces in north eastern Congo. The two mining licenses (Exploitation permits) are registered in the name of Adumbi, a company incorporated under the laws of the Congo in which the Company holds an 84.68% interest and the minority partners hold 15.32% (including 10% free carried interest owned by the government of the Congo). See Note 4.

Under an agreement signed in April 2010 with the minority partners of Adumbi, the Company finances all activities of Adumbi, until the filing of a bankable feasibility study, by way of loans which bear interest at the rate of 5% per annum. Within thirty days of the receipt of a bankable feasibility study, the minority partners may collectively elect to exchange their equity participation for either a 2% net smelter royalty, or a 1% net smelter royalty plus an amount equal to 2 Euros per ounce of proven mineral reserves.

The Company has a leasing agreement with Ding Sheng Services S.A.R.L. ("Ding Sheng") that permits Ding Sheng to mine the non-strategic alluvial potential to the south of Adumbi, with a focus on the gravels bordering the Imbo River. As consideration for the award of the lease, Loncor was entitled to a $250,000 non-refundable fee and a further 25% of future revenues generated by Ding Sheng. In 2022, an amount of $750,000 was received which included the $250,000 non-refundable fee and an advance of $500,000 to be applied against future revenues from Ding Sheng. During the year ended December 31, 2023, under the lease agreement, Loncor's attributable revenues from production were $2,193,400 (2022 - $nil) to which the $500,000 advance was applied from prior year.

f. Isiro

The Isiro properties consist of eleven (11) exploration permits registered in the name of KGL-Isiro SARL and covering an area of 1,884 square kilometers in the province of Haut Uele, in north eastern Congo. The Company owns 100% of the common shares of Kilo Isiro Atlantic Ltd. Kilo Isiro Atlantic Ltd owns 100% of the shares of Isiro (Jersey) Limited, which in turn owns 100% of the shares in KGL-Isiro SARL (a company registered in the Congo).

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

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. dollars, except for per share amounts)

December 31, 2023
			Exploration and
	Property, plant and	Exploration and	evaluation Asset Held
	equipment	evaluation	for Sale - Ngayu
Congo	$1,042,395	$11,562,701	$10,000,000
Canada	$179,517	-	-
	$1,221,912	$11,562,701	$10,000,000
December 31, 2022
	Property, plant and	Exploration and
	equipment	evaluation
Congo	$1,107,568	$40,648,721
Canada	$2,352	-	-
	$1,109,920	$40,648,721

11. Accounts Payable

The following table summarizes the Company's accounts payable:

	December 31, 2023	December 31, 2022
Exploration and evaluation expenditures	$124,803	$224,307
Non-exploration and evaluation expenditures	$242,143	$270,284
Total Accounts Payable	$366,946	$494,591

12. Loans

In August 2022, the Company received a loan from Equity Banque Commerciale du Congo SA in the amount of $300,000 repayable on demand. As at December 31, 2023, the balance of the principal amount of $119,958 (year ended December 31, 2022 - $300,000) was due to the bank. The loan is unsecured and bears interest rate of 18% per annum. During the year ended December 31, 2023, interest of $39,297 was accrued on the loan and was capitalized to exploration and evaluation assets (December 31, 2022 - $8,899).

In May 2020, the Company received a $29,352 (Cdn$40,000) line of credit ("CEBA LOC") with Toronto-Dominion Bank under the Canada Emergency Business Account ("CEBA") program funded by the Government of Canada. The CEBA LOC is non-interest bearing, can be repaid at any time without penalty.

On January 1, 2021, the outstanding balance of the CEBA LOC automatically converted to a 2-year interest free term loan ("CEBA Term Loan"). The CEBA Term Loan may be repaid at any time without notice or the payment of any penalty. If 75% of the CEBA Term Loan is repaid on or before January 18, 2024, the repayment of the remining 25% of such CEBA Term Loan shall be forgiven. The amount of the CEBA Term Loan outstanding on January 19, 2024 shall bear an interest rate of 5% per annum and shall be repayable in full by December 31, 2025.

The Company recorded the CEBA LOC upon initial recognition at its fair value of $24,146 (Cdn$32,906) using an effective interest rate of 3.45%. The difference of $5,206 (Cdn$7,094) between the fair value and the total amount of CEBA LOC received has been recorded as a fair value gain on loans advanced in the consolidated statement of loss and comprehensive loss. During the year ended December 31, 2023, interest of $2,783 (Cdn$3,756) has been accreted on the CEBA LOC and is included within "interest and bank expenses" in the consolidated statement of loss and comprehensive loss (years ended December 31, 2022 and 2021: $970 and $985, respectively).

As at December 31, 2023, the CEBA LOC is valued at $30,244 (Cdn$40,000) (December 31, 2022 - $26,759 (Cdn$34,992)).

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. dollars, except for per share amounts)

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

b) Issued share capital

The following table summarizes the Company's issued common shares:

	Number of shares	Amount $

Balance - December 31, 2020	112,224,174	85,147,700
February 2, 2021	1,930,000	753,183
February 3, 2021	6,070,000	2,374,281
February 12, 2021	3,500,000	1,376,725
March 8, 2021	1,050,000	173,012
costs of issuance		(941,195)
June 21, 2021	600,000	363,600
transfer from contributed surplus		66,083
July 19, 2021	1,401,426	768,808
July 22, 2021	125,000	69,624
July 23, 2021	6,323,574	3,519,954
costs of issuance		(480,970)
October 4, 2021	75,000	51,827
December 1, 2021	1,500,000	880,538
December 21, 2021	300,000	174,060
transfer from contributed surplus		206,765
costs of issuance		(23,481)

Balance - December 31, 2021	135,099,174	94,480,512

February 28, 2022	5,650,000	2,046,620
costs of issuance	-	(47,036)
March 10, 2022	75,000	51,045
June 8, 2022	700,000	243,348
June 10, 2022	6,050,000	2,103,225
costs of issuance	-	(47,482)
August 25, 2022	85,000	39,423
September 20, 2022	85,000	38,214
transfer from contributed surplus	-	8,369

Balance - December 31, 2022	147,744,174	98,916,239

April 4, 2023	400,000	97,074
April 5, 2023	1,535,000	366,151
April 14, 2023	95,000	24,387
May 5, 2023	3,370,000	805,703
costs of issuance	-	(24,771)

Balance - December 31, 2023	153,144,174	100,184,783

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. dollars, except for per share amounts)

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

In May 2023, the Company completed a non-brokered private placement financing of 5,400,000 units of the Company at a price of Cdn$0.40 per unit for gross proceeds of $1,607,781 (Cdn$2,160,000) and issuance costs of $24,771 (Cdn$33,279). Each such unit consisted of one common share of the Company and one common share purchase warrant of the Company, with each such warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of Cdn$0.60 for a period of 24 months following the closing date of the issuance of the units.

As of December 31, 2023, the Company had issued and outstanding 153,144,174 common shares (December 31, 2022 - 147,744,174).

c) Common share purchase warrants

The following table summarizes the Company's common share purchase warrants outstanding as at December 31, 2023:

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. dollars, except for per share amounts)

Date of Grant	Opening Balance	Granted during period	Cancelled	Exercised	Expired	Closing Balance	Exercise Price (Cdn $)	Exercise period (months)	Expiry Date	Remaining contractual life (months)

2022-02-28	2,873,540	-	-	-	-	2,873,540	$0.75	24	2024-02-28	2
2022-06-08	350,000	-	-	-	-	350,000	$0.75	24	2024-06-08	5
2022-06-10	3,025,000	-	-	-	-	3,025,000	$0.75	24	2024-06-10	5
2023-04-04	-	400,000	-	-	-	400,000	$0.60	24	2025-04-04	15
2023-04-05	-	1,535,000	-	-	-	1,535,000	$0.60	24	2025-04-05	15
2023-04-14	-	95,000	-	-	-	95,000	$0.60	24	2025-04-14	16
2023-05-05	-	3,370,000	-	-	-	3,370,000	$0.60	24	2025-05-05	16

	6,248,540	5,400,000	-	-	-	11,648,540

As at December 31, 2023, the Company had 11,648,540 outstanding common share purchase warrants (December 31, 2022 - 6,248,540).

During the year ended December 31, 2023, the Company issued 5,400,000 common share purchase warrants in connection with the April and May 2023 private placement financings, with issuance costs of $6,024 (Cdn$8,093). No warrants expired unexercised.

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

The value of the warrants was calculated using the Black-Scholes model and the assumptions at grant date and period end date were as follows:

(i) Risk-free interest rate: 01.45% - 3.70%, which is based on the Bank of Canada benchmark bonds yield 2 year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the warrants

(ii) Expected volatility: 55.23% - 75.03%, which is based on the Company's historical stock prices

(iii) Expected life: 2- year

(iv) Expected dividends: $Nil

d) Loss per share

Basic and diluted loss per share was calculated on the basis of the weighted average number of common shares outstanding for the year ended December 31, 2023 amounting to 151,460,462 (year ended December 31, 2022 - 143,673,147, December 31, 2021 - 127,374,340) common shares. Stock options and warrants were considered anti- dilutive and therefore were excluded from the calculation of diluted (loss) income per share.

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

Under this Stock Option Plan, unless otherwise determined by the board at the time of the granting of the options, 25% of the options granted vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date. As per the determination of the board, (a) the stock options granted on June 24, 2019, December 6, 2019, January 14, 2020, March 15, 2021, September 3, 2021, September 29, 2021, March 14, 2022, June 14, 2022, May 29, 2023, July 7, 2023 and certain stock options granted on September 15, 2020 fully vested on the 4 month anniversary of the grant date, and (b) 50% of the stock granted on April 15, 2022 vested on the grant date and the remaining 50% of such stock options vested on the 5 month anniversary of the grant date, and (c) other stock options granted on September 15, 2020 and all of the stock options granted October 1, 2021 vested on the grant date.

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. dollars, except for per share amounts)

The following tables summarize information about stock options:

For the year ended December 31, 2022
		During the period					Weighted
Exercise Price Range (Cdn$)	Opening Balance	Granted	Exercised	Forfeiture	Expired	Closing Balance	average remaining contractual life (years)	Vested & Exercisable	Unvested
0-0.70	8,476,000	2,645,000	245,000	(45,000)	-	10,831,000	2.97	10,831,000	-
Weighted Average
Exercise Price	0.53	0.64	0.70			0.59		0.51

For the year ended December 31, 2023
		During the period					Weighted
Exercise Price Range (Cdn$)	Opening Balance	Granted	Exercised	Forfeiture	Expired	Closing Balance	average remaining contractual life (years)	Vested & Exercisable	Unvested
0-0.70	10,831,000	550,000	-		(25,000)	11,356,000	2.04	11,356,000	-
Weighted Average
Exercise Price	0.59	0.50			0.70	0.58		0.53

During the year ended December 31, 2023, the Company recognized in the statement of loss and comprehensive loss as share-based payments expense $27,413 (year ended December 31, 2022 - $377,402; year ended December 31, 2021 - $782,815) representing the vesting of the fair value at the date of grant of stock options previously granted to employees, directors and officers under the Company's Stock Option Plan.

During the year ended December 31, 2023, the Company recognized $38,359 representing the vesting of fair value at the date of grant of stock options previously granted to consultants, which was recorded under consulting, management and professional fees in the consolidated statements of loss and comprehensive loss (year ended December 31, 2022 - $224,329; year ended December 31, 2021 - $251,527). In addition, an amount of $nil for the year ended December 31, 2023 (year ended December 31, 2022 - $86,085; year ended December 31, 2021 - $138,308) related to stock options issued to employees of the Company's subsidiary in the Congo was capitalized to exploration and evaluation asset.

The value of the options was calculated using the Black-Scholes model and the assumptions at grant date and period end date were as follows:

(i) Risk-free interest rate: 0.26% - 4.45%, which is based on the Bank of Canada benchmark bonds yield 2 to 3 year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the options

(ii) Expected volatility: 55.80% - 101.24%, which is based on the Company's historical stock prices

(iii) Expected life: 0.5 - 3 years

(iv) Expected dividends: $Nil

15. Lease obligations

The Company has a lease agreement for the head office location in Toronto, Canada with a monthly basic rent obligation of approximately $4,079 (Cdn $5,525) starting March 1, 2023 for a 3 year term.

On March 1, 2023, the Company recognized a right-of-use asset and a lease liability of $246,809 (Cdn $335,068) for its office lease agreement. The right-of-use asset is being amortized on a straight-line basis over the lease term. The lease payments are discounted using an interest rate of 5.89%, which is the Company's incremental borrowing rate. As at December 31, 2023, the undiscounted cash flows for this office lease agreement to February 28, 2026 were $182,672.

Changes in the lease obligation for the years ended December 31, 2023 and 2022 were as follows:

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. dollars, except for per share amounts)

	December 31, 2023	December 31, 2022
Balance - beginning of the period	$246,809	$138,684
Liability settled	$(75,130)	$(141,049)
Liability revaluation	$-	$-
Interest expense	$10,993	$2,365
Balance - end of the period	$182,672	$-

Current portion	$79,989	$-
Long-term portion	$102,683	$-
Total lease obligation	$182,672	$-

For the year ended December 31, 2023, the Company recognized lease revenues of $nil in the consolidated statements of loss and comprehensive loss from its sub-lease arrangement with Gentor Resources Inc. (year ended December 31, 2022 - $50,767; year ended December 31, 2021 - $52,668). The Company has an exploration office lease in Congo, which can be cancelled with three months notices in advance without any penalty. For the year ended December 31, 2023, the lease expense in the amount of $20,400 (year ended December 31, 2022 - $20,400; year ended December 31, 2021 - $20,400) in relation to the Congo office, was capitalized to exploration and evaluation assets.

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

• Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices);

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

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. dollars, except for per share amounts)

The following table indicates the impact of foreign currency exchange risk on net working capital as at December 31, 2023 and 2022. The table below provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Canadian dollar which would have increased (decreased) the Company's net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Canadian dollar would have had the equal but opposite effect as at December 31, 2023 and 2022.

	December 31, 2023	December 31, 2022
	Canadian dollar	Canadian dollar
Cash and cash equivalents	56,876	18,867
Advances receivable and prepaids	420,120	373,964
Accounts payable and accrued liabilities	(653,175)	(601,665)
Due from related parties	714,283	810,109
Due to related parties	-	(16,729)
Employee retention allowance	(234,471)	(234,471)
Loans	(40,000)	(36,344)
Total foreign currency financial assets and liabilities	263,632	313,731
Foreign exchange closing rate	0.7561	0.7383
Total foreign currency financial assets and liabilities in US $	199,335	231,628
Impact of a 10% strengthening of the US $ on net loss	19,934	23,163

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

The carrying amount of financial assets represents the maximum credit exposure. The Company's gross credit exposure at December 31, 2023 and December 31, 2022 was as follows:

	December 31,	December 31,
	2023	2022
Cash and cash equivalents	$639,680	$182,175
Advances receivable and prepaid expenses	$408,729	$360,176
	$1,048,409	$542,351

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. dollars, except for per share amounts)

e) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company's liquidity requirements are met through a variety of sources, including cash and cash equivalents and equity capital markets. All financial obligations of the Company including accounts payable of $366,946, accrued liabilities of $417,176, due to related parties of $3,824, employee retention allowance of $177,284, lease obligation of $79,989, short term loans of $150,202 are due within one year.

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

	December 31,	December 31,
	2023	2022
Share capital	$100,184,783	$98,916,239
Reserves	$12,511,661	$12,137,446
Deficit	$(91,128,928)	$(69,861,983)
	$21,567,516	$41,191,702

The Company's capital management objectives, policies and processes have remained unchanged during the years ended December 31, 2023 and December 31, 2022.

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

17. Supplemental cash flow information

During the periods indicated the Company undertook the following significant non-cash transactions:

	For the year ended
	Note	December 31, 2023	December 31, 2022	December 31, 2021

Depreciation included in exploration and evaluation assets	9	$65,173	$42,093	$28,445
Fees paid by common shares, stock options or warrants	13	38,359	231,095	278,866

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. dollars, except for per share amounts)

18. Employee retention allowance

The following table summarizes information about changes to the Company's employee retention provision during the years ended December 31, 2023 and 2022.

$
Balance at December 31, 2021	184,951
Foreign exchange adjustment	(11,841)
Balance at December 31, 2022	173,110
Foreign exchange adjustment	4,174
Balance at December 31, 2023	177,284

19. Income taxes

a) Provision for Income Taxes

Major items causing the Company's effective tax rate to differ from the combined Canadian federal and provincial statutory rate of 26.5% (2022 and 2021 - 26.5%, respectively) were as follows:

	Years Ended December 31,
	2023	2022	2021

Net loss for the year	$(21,266,945)	$(2,928,742)	$(3,723,784)
Expected income tax recovery based on statutory rate	(5,636,000)	(776,000)	(987,000)
Adjustment to expected income tax benefit
Permanent differences	5,043,000	145,000	342,000
Other	1,000	(32,000)	2,000
Change in unrecognized deferred tax asset	592,000	663,000	643,000
Income tax provision (recovery)	$-	$-	$-

b) Deferred Income Taxes

Deferred income taxes assets have not been recognized in respect to the following deductible temporary differences:

	Years Ended December 31,
	2023	2022	2021

Non-capital losses carried forward	$23,074,000	$20,707,000	$18,340,000
Fixed assets - Canada	215,837	209,842	217,000
Other - Canada	453,000	383,000	256,000
Capital loss carry-forward - Canada	3,971,000	3,877,000	4,143,000
Lease - Canada	-	-	(28,000)
Exploration and evaluation properties - Congo	53,622,069	53,770,259	51,393,000
Total	$81,335,906	$78,947,101	$74,321,000

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. dollars, except for per share amounts)

Non-capital losses in Canada expire in the following years:

2026	$261,000
2027	135,000
2028	196,000
2029	674,000
2030	1,520,000
2031	2,593,000
2032	2,187,000
2033	1,946,000
2034	870,000
2035	560,000
2036	612,000
2037	541,000
2038	675,000
2039	1,032,000
2040	2,449,000
2041	2,089,000
2042	2,367,000
2043	2,230,000
$22,937,000

19.       Subsequent Events

In February 2024, a total of 1,700,000 stock options were issued by the Company to management, directors, employees, and consultants. Each such stock option entitles the holder to purchase one common share of the Company at an exercise price of Cdn$0.40. 1,300,000 of those stock options have a five year term, 300,000 have an 18 month term and 100,000 have a three year term.