Form 20-F/A
period 2023-12-31
Loncor Gold Inc.
filed 2024-10-10
CIK 1472619

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

________________

FORM 20-F/A

(Amendment No. 1)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ______

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number:  001-35124

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

Yes ___        No  X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

Yes ___        No  X

Indicate by check mark whether the registrant:  (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes   X        No___

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes   X        No ___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ___	Accelerated filer ___	Non-accelerated filer X
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

[  ]

ii

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ___	International Financial Reporting	Other ___
Standards as issued by the International
Accounting Standards Board X

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

____ Item 17        ____ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ___        No  X

iii

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the "Amendment No. 1") is being filed by Loncor Gold Inc. (the "Company" or "Loncor") to amend the Company's annual report on Form 20-F for the fiscal year ended December 31, 2023 (the "Form 20-F"), originally filed with the U.S. Securities Exchange Commission (the "SEC") on April 30, 2024 (the "Original Filing").  The Company is filing this Amendment No. 1 in response to SEC comments.

This Amendment No. 1 consists solely of the cover page, this explanatory note, amended and restated Item 4 of the Form 20-F, an amended and restated technical report summary from Minecon Resources and Services Limited filed as Exhibit 15.4, updated consent letters from the qualified persons under the said technical report summary filed as Exhibits 15.2 and 15.3, and certifications by the Company's chief executive officer and chief financial officer filed as Exhibits 12.1 and 12.2.  The amendments to Item 4 include, among other items, removing the references to the mineral resources for the Kitenge and Manzako deposits until they are supported by a current technical report summary, providing certain additional information with respect to internal controls related to the Company's exploration and mineral resource estimation, and providing certain additional information under the "Interpretation and Conclusions" section.  Similar amendments to the foregoing were also made to the technical report summary.  The amendments to Item 4 also include providing certain additional disclosure regarding an exploration target.

This Amendment No. 1 does not affect any other parts of, or any other exhibits to, the Original Filing nor does it reflect events occurring after the date of the Original Filing.  Accordingly, this Amendment No. 1 should be read in conjunction with the Original Filing and with our filings with the SEC subsequent to the Original Filing.

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

On September 27, 2019, the Company closed certain transactions provided for by the agreement (the "Kilo Agreement") entered into by the Company with Resolute (Treasury) Pty Ltd, Kilo Goldmines Ltd. and Kilo Goldmines Inc. (which changed its name to Loncor Kilo Inc. following closing) ("Kilo Inc.").  As a result of these transactions, Kilo Inc. became a wholly-owned subsidiary of Loncor, resulting in Loncor holding, through Kilo Inc., Kilo Inc.'s mineral properties in the DRC.  These mineral properties are located in the Ngayu gold belt near Loncor's then existing Ngayu properties, and therefore consolidated ground for Loncor in the belt.  Loncor issued to Arlington Group Asset Management Limited ("Arlington") 1,000,000 common shares of the Company as consideration for the services rendered by Arlington in negotiating and successfully concluding the Kilo Agreement.  Kilo Inc.'s properties in the DRC included a 71.25% interest in the Imbo Project in northeastern DRC (this 71.25% interest was subsequently increased to 84.68% in 2020; see below).  Kilo Inc. also had a joint venture with an affiliate of Barrick Gold Corporation for gold and associated minerals in respect of the Isiro exploration permits in northeastern DRC.

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

In October 2020, the Company announced that drilling had commenced at the Imbo Project, with the objective of the drilling program being to outline additional mineral resources.

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

In December 2023, the Company announced that it had entered into an agreement for the sale of Loncor's Makapela Project for Cdn$13,500,000 cash.  The agreement calls for the sale price to be paid in a series of progress payments beginning with a deposit of Cdn$2,000,000.  The balance of the progress payments, totalling Cdn$11,500,000, will be paid upon completion of the transfer of title to Makapela, which is expected to occur during the fourth quarter of 2024.  The sale of Makapela, a non-core asset for the Company, provides significant non-dilutive capital for Loncor to move forward its flagship Adumbi gold deposit.

Exploration Target

In December 2023, the Company announced an estimate for its priority exploration target below the Adumbi US$1,600/oz pit shell.  The Company reported that the Adumbi resource remains open at depth below the US$1,600 pit shell (maximum depth of pit shell bottom 550 metres below surface), with the Company's estimates of the potential underground exploration target suggesting it could contain between 8.9 million tonnes to 9.6 million tonnes grading 4.7 g/t Au to 4.9 g/t Au to a depth of 800 metres.  These potential quantities and grade are conceptual in nature as there has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the Adumbi underground exploration target being delineated as a mineral resource.  The exploration target therefore does not represent, and should not be construed to be, an estimate of a mineral resource or mineral reserve.  The Company also reported that:

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

Table 1: Adumbi Core Holes used to Estimate "Exploration Potential" below the US$1,600/oz Pit Shell

Hole Number	Intersected Width(m)	True Thickness(m)	Gold Grade (g/t)	Location
LADD004	28.00 20.30	22.68 16.44	3.26 2.83	Above base of pit
LADD007	55.43 Incl. 12.45	49.89 11.08	2.76 8.11	Above base of pit
LADD009	32.15 15.36	26.65 12.59	6.17 3.73	Above base of pit
LADD012	13.45 4.05	11.57 3.48	3.63 4.73	Below base of pit
LADD013	20.00 8.20	17.00 6.97	4.21 4.71	Above base of pit
LADD014	11.80	9.20	2.97	Below base of pit

Hole Number	Intersected Width(m)	True Thickness(m)	Gold Grade (g/t)	Location
LADD016	25.59 Incl. 6.09	17.66 4.20	2.39 4.78	Below base of pit
LADD026	22.03 11.20	16.30 8.29	5.11 4.93	Below base of pit
SADD050	12.69	10.67	5.51	Above base of pit
SADD052	12.15	7.01	3.24	Above base of pit
SADD053	9.27 23.45	5.70 14.43	3.71 6.08	Above base of pit

Figure 1: Adumbi Longitudinal Section Showing Increase in BIF True Thickness (M) with Depth

Figure 2: Adumbi Longitudinal Section with Contours of True Thickness X Grade Product (GM)

Loncor's independent geological consultants Minecon Resources and Services Limited undertook the Adumbi underground exploration target tonnage and grade estimation ranges using the 11 core holes at the bottom or below the US$1,600/oz pit shell.  A 3-dimensional ("3-D") model was constructed using cross sectional and horizontal flysch plans of the geology and mineralization and was used to assist in constraining the 3-D geological model.  This underground exploration target and the conceptual model have been estimated to a maximum depth of 800 metres below surface and constrained at the top by the US$1,600/oz pit shell.  Grade estimation was undertaken using ordinary krigging with data from the 11 core holes.

In January 2024, the Company announced that drilling tenders have been sent to a number of drilling companies to bid on a 11,000-metre-deep drilling program at its priority gold exploration target below the Adumbi open pit gold resource.  Fifteen intersections are proposed below the pit shell with the goal of outlining an inferred underground mineral resource.  This drilling program is estimated to be completed by the end of 2024, at which time it is proposed that an underground inferred mineral resource estimate would be carried out.  The estimated ranges of tonnage and grade of the Adumbi underground exploration target as set out above could change as the proposed drilling program is completed.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at: http://www.sec.gov. The Company's Internet address is www.loncor.com.

B.  Business Overview

General

Loncor is a Canadian gold exploration company focussed on the Ngayu Greenstone Gold Belt in the northeast of the DRC.  The Loncor team has over two decades of experience of operating in the DRC.  Loncor's growing resource base in the Ngayu Belt currently comprises the Imbo and Makapela Projects.  At the Imbo Project, the Adumbi deposit holds an indicated mineral resource of 1.88 million ounces of gold (28.185 million tonnes grading 2.08 g/t gold) and an inferred mineral resource of 1.78 million ounces of gold (20.83 million tonnes grading 2.65 g/t Au), with 84.68% of these resources being attributable to Loncor.  Following a drilling program carried out by the Company at the Adumbi deposit in 2020 and 2021, the Company completed a Preliminary Economic Assessment ("PEA") of the Adumbi deposit and announced the results of the PEA in December 2021.  The Makapela Project (which is located approximately 50 kilometres from the Imbo Project) has an indicated mineral resource of 614,200 ounces of gold (2.20 million tonnes grading 8.66 g/t Au) and an inferred mineral resource of 549,600 ounces of gold (3.22 million tonnes grading 5.30 g/t Au).  In December 2023, the Company announced that it had entered into an agreement for the sale of the Makapela Project (a non-core asset of the Company) for Cdn$13,500,000 cash.  The agreement calls for the sale price to be paid in a series of progress payments beginning with a deposit of Cdn$2,000,000.  The balance of the progress payments, totalling Cdn$11,500,000, will be paid upon completion of the transfer of title to Makapela, which is expected to occur during the fourth quarter of 2024.

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

Loncor's Mineral Properties

Loncor is a Canadian gold exploration company focussed on the Ngayu Greenstone Gold Belt in the northeast of the DRC.  The Loncor team has over two decades of experience of operating in the DRC.  Loncor's growing resource base in the Ngayu Belt currently comprises the Imbo and Makapela Projects.  At the Imbo Project, the Adumbi deposit holds an indicated mineral resource of 1.88 million ounces of gold (28.185 million tonnes grading 2.08 g/t gold) and an inferred mineral resource of 1.78 million ounces of gold (20.83 million tonnes grading 2.65 g/t Au), with 84.68% of these resources being attributable to Loncor.  Following a drilling program carried out by the Company at the Adumbi deposit in 2020 and 2021, the Company completed a Preliminary Economic Assessment ("PEA") of the Adumbi deposit and announced the results of the PEA in December 2021.  The Makapela Project (which is located approximately 50 kilometres from the Imbo Project) has an indicated mineral resource of 614,200 ounces of gold (2.20 million tonnes grading 8.66 g/t Au) and an inferred mineral resource of 549,600 ounces of gold (3.22 million tonnes grading 5.30 g/t Au).  In December 2023, the Company announced that it had entered into an agreement for the sale of the Makapela Project (a non-core asset) for Cdn$13,500,000 cash.  The agreement calls for the sale price to be paid in a series of progress payments beginning with a deposit of Cdn$2,000,000.  The balance of the progress payments, totalling Cdn$11,500,000, will be paid upon completion of the transfer of title to Makapela, which is expected to occur during the fourth quarter of 2024.

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

The following table summarizes the Company's mineral resources for its Adumbi and Makapela deposits(1)(2) as of December 31, 2023 (there were no changes in such mineral resources during the financial year ended December 31, 2023, such that the following mineral resources are the same as they were as of December 31, 2022):

	Indicated Mineral Resources				Inferred Mineral Resources
Property	Tonnage	Grade	Contained Gold	Attributable Gold (3)	Tonnage	Grade	Contained Gold	Attributable Gold (3)
	(tonnes)	(g/t Au)	(ounces)	(ounces)	(tonnes)	(g/t Au)	(ounces)	(ounces)
Adumbi Deposit	28,185,000	2.08	1,883,000	1,594,524	20,828,000	2.65	1,774,500	1,502,647
Makapela Deposit	2,205,000	8.66	614,200	614,200	3,223,000	5.3	549,200	465,063
Total:	30,390,000	2.56	2,497,200	2,208,724	24,051,000	3.19	2,323,700	1,967,709

(1) Numbers in the table may not add up due to rounding.  Both the Adumbi deposit and the Makapela deposit are in the northeast of the DRC.  Loncor does not have any measured mineral resources (indicated and inferred mineral resources only).

(2) Mineral resources were estimated using a long-term gold price of US$1,600/oz.  Mineral resources are measured in-situ.

(3) A total of 84.68% of the Adumbi deposit mineral resources are attributable to Loncor via its 84.68% interest in the Imbo Project.  The Makepala deposit is currently 100%-owned by the Company, but the Company has entered into an agreement for the sale of the Makapela Project (see the first paragraph under "Loncor's Mineral Properties" above for additional information with respect to this agreement).

Imbo Project: Adumbi Deposit

Technical Report

The following is an extract from the summary in the technical report of Minecon Resources and Services Limited ("Minecon") dated October 10.2024 (with an effective date of November 17, 2021), and entitled "Amended and Restated Technical Report Summary on Mineral Resources of the Imbo Project in the Democratic Republic of the Congo" (the "Technical Report").  The Technical Report is incorporated by reference into this Form 20-F as Exhibit 15.4.

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

In February 2014, independent consultants RPA completed an independent NI 43-101 technical report on the Imbo Project and estimated a mineral resource on the three separate deposits of Adumbi, Kitenge and Manzako.

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

For the period 2014 to 2017, the Kilo exploration team submitted all the samples to the SGS Mwanza laboratory for both sample preparation and chemical analysis.  No employee, officer, director, or associate of Kilo carried out any sample preparation on samples from the Imbo exploration program.  The drill core was transported from the drill site, by a Kilo vehicle or helicopter, to the secure core yard facility at the Adumbi base camp.  Initially, all the samples collected for assaying were retained in a locked secure shed until they were dispatched by a Kilo vehicle to the administrative office in Beni.  A commercial freight-forwarding agent then transported the samples from Beni to the SGS Mwanza laboratory for sample preparation and analysis.  Dispatch forms accompany the samples from the field to the laboratory for analysis to verify each step of the process and to ensure that all samples are accounted for.  The SGS laboratory sends sample reconciliation forms upon receipt of any batch of samples sent by Kilo through the forwarding agents to be sure that no sample losses or reduction occurs.  All the half core was indexed and stored at the secured core storage facility at the Adumbi base camp.

As part of the 2020 to 2021 drilling programme, Loncor started using the on-site sample preparation laboratory.  This has helped with the enforcement of stricter QA/QC policing on the analytical laboratory. Laboratory procedures have been documented and reviewed by Minecon's senior management, and internal quality control measures have been taken. Based on the documentation and discussions with the laboratory management, Minecon's senior management does not have any concerns regarding the sample preparation for all Loncor samples.

Sample pulps are sent for analyses to SGS Mwanza, which serves as the primary laboratory. SGS is internationally accredited (as noted above) and utilises conventional sample preparation, sample analysis and associated quality control protocols.  Once the samples are received at the SGS laboratory, the samples go through checking and reconciliation procedures, followed by the SGS sample preparation procedure (SGS Code PRP87).

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

Quality Control and Quality Assurance (QA/QC), and Data Verification

Quality assurance (QA) consists of evidence to demonstrate that the assay data has precision and accuracy within generally accepted limits for the sampling and analytical method(s) used to have confidence in the resource estimations.  Quality control (QC) consists of procedures used to ensure that an adequate level of quality is maintained in the process of sampling, preparing and assaying exploration samples.

In general, QA/QC programmes are designed to prevent or detect contamination and allow analytical precision and accuracy to be quantified.  In addition, a QA/QC programme can identify the overall sampling and assaying variability of the sampling method itself.  The programme can also determine the reporting accuracy for clerical and data transfer errors.

Accuracy is assessed by reviewing assays of commercially available certified reference material (CRM) or in-house standards where available, and by check assaying at external alternative accredited laboratories (referee, umpire, or check samples).  Precision or repeatability is assessed by processing duplicate samples from each stage of the analytical process from the primary stage of sample splitting, through the sample preparation stages of crushing/splitting, pulverising/splitting, and assaying.  Control samples can also help identify possible mix-ups or mislabels during sample preparation.

Loncor has an in-built QA/QC check for assay data that is loaded in the FUSION database system.  The database administrator is responsible for loading the assay results once received from the laboratory.  Failed standard samples are defined by results exceeding ±3SD limits and are re-assayed.  Suspect samples exceeding ±2SD limits are investigated to determine the cause of the discrepancy.  Failed blank results have Au exceeding 2 times detection limit.  A failed standard or blank samples report is generated by the database administrator and forwarded to the lead project geologist.  Failed jobs are marked 'invalid' in the database and are not used until rectified.  Geologists analyse failed standards and blanks and determine which samples should be re-assayed.  The database administrator contacts the laboratory identifying the samples that need to be re-assayed.  Once these revised results are received and loaded into FUSION, the database administrator checks QA/QC again.  Precision and bias of duplicate data is assessed and reported by the project geologists.

A monthly QA/QC report is completed by the database administrators and geologists.  Analytical laboratories also perform their own duplicate, blank and certified standard testing, with the monthly results reported to Loncor, which is analysed by the database administrator.  Umpire assay analysis following the 2020 campaign was conducted on a quarterly basis or as soon as the drill campaign was complete.  Umpire analysis before the 2020 drilling campaign has been conducted on bi-annual routine.  Pulp samples originally analyzed by a parent laboratory are re-numbered and submitted in a separate consignment to a different 'umpire' laboratory.  Umpire laboratory pulp checks are used to identify variations in analytical procedures between laboratories, possible sample mix-ups and whether substantial biases have been introduced during the course of the project.  Umpire results received so far confirm the reproducibility of the results from SGS laboratory with both precision and bias within acceptable limits.

During the 2020 to 2021 exploration programme, Loncor initiated enhanced QA/QC protocols.  In a batch of 100 samples, 8 standards, 2 blanks and 2 duplicates were inserted, equivalent to 12% of control samples.  These control materials were inserted into all types of samples that were collected and processed during the period, prior to being dispatched to the SGS Mwanza laboratory for analysis.

All the analytical results received from SGS were subjected to Loncor's internal QA/QC checks.  These included checking their performance with respect to the inserted control materials, made up of international CRMs, blanks, and duplicates.  Batches that passed the checks were released to the database geologist for further verification and capturing into the validated master assay database.  Per practice, batches that fail the internal QA/QC checks are subject to either partial or full re-assay requests, depending on the cause and extent of the failure.  The re-assayed results are re-subjected to the same internal QA/QC checks.  Only results that pass the QA/QC checks are entered into the master database.

By mid-October 2021, 7,675 samples had been received for processing at the sample preparation laboratory.  A total of 8,020 samples were processed by the sample preparation laboratory.  The processed samples included control samples such as blanks and other laboratory efficiency monitoring samples.  A total of 8,743 samples of various forms, including QA/QC resubmissions, were dispatched to the SGS Mwanza laboratory for analysis during the period.  These included 1,042 control samples, 708 standards, 205 blanks and 129 duplicates.  The shortfall in duplicates was as a result of the delay in starting the introduction of the collection of duplicates.  This represents an overall QA/QC percentage of 11.9% with respect to the samples processed by the sample preparation laboratory by mid-October 2021.

The standards used by both Kilo and Loncor considered both a broad grade range and different material types; oxides, transition and sulphides, which Minecon considers good practice.  Additionally, Minecon has reviewed the field and prep laboratory duplicate sample data.  Duplicate correlation graphs showed high repeatability of results with a high correlation co-efficient in the 0.999 ranges.

Minecon also reviewed the internal QC reports submitted by SGS laboratory and finds them all in order. Hence, there is no evidence of contamination or lack of precision in the laboratory processes.

A diverse grade range of standards from low-grade through medium to the higher-grade standards was used by both SGS and ALS Chemex RSA, and they all passed the QA/QC protocol.  In addition, all the blanks inserted by SGS during the period passed, and no grade above 0.02 g/t was reported.

The Adumbi on-site sample preparation laboratory was successfully audited by SGS in September 2021.

Minecon considers the overall procedure and the results obtained for the previous as well as the current QA/QC procedure to be acceptable.

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
NOTES: 1. Mineral resources are not mineral reserves and do not have demonstrated economic viability. 2. Numbers might not add up due to rounding. 3. Mineral resources are measured in-situ.

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

3. Mineral Resources are measured in-situ.

4. A minimum mining width of 32 m horizontal was used.

5. A maximum of 4 m internal waste was used.

6. Adumbi bulk densities of 2.45 for oxide, 2.82 for transition and 3.05 for fresh rock were used.

7. High gold assays were capped at 18 g/t Au for Adumbi, prior to compositing at 2 m intervals.

8. Numbers might not add up due to rounding.

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

The QPs are of the opinion that all issues relating to all relevant technical and economic factors likely to influence the prospect of economic extraction can be resolved with further work.

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

● Increasing and Upgrading Mineral Resources at Adumbi and within the Imbo Project

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

Additional deposits and prospects occur close to Adumbi and have the potential to add mineral resources and feed to the Adumbi operation.  Along trend from Adumbi, the Manzako and Kitenge deposits remain open along strike and at depth.  Further drilling is warranted on these two deposits

● Along the structural trend, 8 km to 13 km to the southeast across the Imbo River and within the Imbo Project, four prospects (Esio Wapi, Paradis, Museveni and Mungo Iko) with similar host lithologies to Adumbi have been outlined with soil, rock and trench geochemical sampling.  An initial shallow, scout drilling programme should be undertaken on these four prospects to determine their mineral resource potential.

● Additional geotechnical investigations

Additional geotechnical investigations including drilling are recommended to optimise and potentially steepen pit slopes especially for the competent fresh BIF host rock which could reduce the strip ratio and thereby lower mining costs at Adumbi.

● Further metallurgical test work

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

After conducting preliminary metallurgical test work, in May 2012, the Company announced a maiden mineral resource estimate for Makapela.  The mineral resource was updated in April 2013.

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

Sale of Makapela Project

In December 2023, the Company announced that it had entered into an agreement for the sale of the Makapela Project (a non-core asset of the Company) for Cdn$13,500,000 cash.  The agreement calls for the sale price to be paid in a series of progress payments beginning with a deposit of Cdn$2,000,000.  The balance of the progress payments, totalling Cdn$11,500,000, will be paid upon completion of the transfer of title to Makapela, which is expected to occur during the fourth quarter of 2024.

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

Locality Map of the Imbo Project in Africa

Location of Imbo Project within the DRC

300000 mN
500000 mE
650000 mE
N
Pawa
Badudu
Angali
Sondo
Wamba
Makapela
Malabwana
Batsumoni
Bavombo
Baita
Bafwasengi
Imbo
Azapamba
Bomili
Bafwasaale
Yindi
Bafwakige
Nia-Nia
Adusa
Epini
150000 mN
150000 mN
Bafwabili
Bafwapoka
Bafwatebu
Balika
Bafwatongono
Bafwasende
Bigbulu
650000 mE
0 12.5 25 50
kilometres
LEGEND
Towns
Rivers
Roads
Reserve de faune Okapi
Loncor 84.68% - Imbo (Adumbi)
Former Loncor / Barrick JV Boundary

Locality Map of Imbo Project

Item 19.  Exhibits

The following exhibits are filed as part of this Form 20-F/A:

EXHIBIT NUMBER	DESCRIPTION
12.1	Certification of the Chief Executive Officer of the Company pursuant to Section 302 of Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer of the Company pursuant to Section 302 of Sarbanes-Oxley Act of 2002
15.2	Consent of Daniel Bansah for Amended and Restated Technical Report Summary on Mineral Resources of the Imbo Project
15.3	Consent of Christian Bawah for Amended and Restated Technical Report Summary on Mineral Resources of the Imbo Project
15.4	Amended and Restated Technical Report Summary on Mineral Resources of the Imbo Project

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: October 10, 2024

LONCOR GOLD INC.

(Registrant)

By:  (signed) "John Barker"

        John Barker

        Chief Executive Officer