Form 20-F
period 2024-12-31
Loncor Gold Inc.
filed 2025-04-16
CIK 1472619

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

________________

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2024

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

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2024:

154,614,174 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [   ]        No X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

Yes [   ]        No X

Indicate by check mark whether the registrant:  (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  X         No [   ]

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes  X         No [   ]

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

Yes [   ]        No X

-iii-

LONCOR GOLD INC. - FORM 20-F
TABLE OF CONTENTS

-iv-

Table of Contents

(continued)

-v-

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 20-F and the documents incorporated by reference herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of Canadian provincial securities laws (such forward-looking statements and forward-looking information are referred to herein as "forward-looking statements").  Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies.  All statements, other than statements which are reporting results as well as statements of historical fact, that address activities, events or developments that Loncor Gold Inc. (the "Company" or "Loncor") believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding drill results at the Adumbi deposit, mineral resource estimates, mineral resource increases, drill targets, future drilling, drilling and other exploration results, potential gold discoveries, potential mineralization, potential mineral resources, and the Company's exploration and development plans and objectives with respect to its properties) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual events or results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual events or results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things: the possibility that future exploration (including drilling) or development results will not be consistent with the Company's expectations; the possibility that drilling programs will be delayed; uncertainties relating to the availability and costs of financing in the future; activities of the Company may be adversely impacted by the outbreak of infectious diseases; risks related to the exploration stage of the Company's properties; failure to establish estimated mineral resources; fluctuations in gold prices and currency exchange rates; inflation; rules adopted by the United States Securities and Exchange Commission (the "SEC") that may affect mining operations in the Democratic Republic of the Congo; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); changes in equity markets; political developments in the Democratic Republic of the Congo; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations or policies affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; the Company's history of losses and expectation of future losses; the Company's ability to acquire additional commercially mineable mineral rights; risks related to the integration of any new acquisitions into the Company's existing operations; increased competition in the mining industry; and the other risks disclosed under the heading "Risk Factors" in this Form 20-F.

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

The Company has not generated revenues from operations and there is no assurance that it will produce revenue, operate profitably or provide a return on investment in the future.  The Company has only incurred operating losses, and the development of its projects is at an early stage.  The Company produced a loss of US$4,159,197 for the year ended December 31, 2024, and, as of that date, the Company's deficit was US$95,288,125, which casts substantial doubt on the Company's ability to continue as a going concern (it is noted that the Company's working capital as of December 31, 2024 was US$1,388,131).  The Company is subject to the risks and challenges experienced by other companies at a comparable stage.  These risks include, but are not limited to, continuing losses and the ability to secure adequate financing or to complete corporate transactions to meet the minimum capital required to successfully complete its projects and fund other operating expenses.

The Company's ability to continue as a going concern is dependent upon its ability to obtain the necessary financing to meet its obligations and repay liabilities arising from normal business operations when they come due.  As well, further exploration and development of the Company's current properties will require significant additional financing.  Given the current economic climate and state of capital markets, the ability to raise funds may prove difficult.  The Company has no revenues and is wholly reliant upon external financing to fund its activities.  There can be no assurance that such financing will be available to the Company or, if it is, that it will be offered on acceptable terms.  If additional financing is raised through the issuance of equity or convertible debt securities of the Company, the interests of the Company's shareholders in the net assets of the Company may be diluted.  Any failure of the Company to obtain required financing on acceptable terms could have a material adverse effect on the Company's financial condition, results of operations, liquidity, and its ability to continue as a going concern, and may require the Company to cancel or postpone planned exploration or development activities on its mineral properties.

The auditor's report issued in respect of the Company's 2024 annual consolidated financial statements contains the following paragraph:

"The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern.  Management's plans in regard to these matters are also described in Note 2.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty."

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

The Company has incurred losses from operations since its inception and the Company expects to incur losses from operations for the foreseeable future.  The Company had an accumulated deficit of US$95,288,125 as of December 31, 2024.  The losses do not include capitalized mineral property exploration costs.  The Company expects to continue to incur losses unless and until such time as one or more of its properties enter into commercial production and generate sufficient revenues to fund continuing operations.  The development of the Company's properties will require the commitment of substantial financial resources.  The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultants' analysis and recommendations, the rate at which operating losses are incurred, and the Company's acquisition of additional properties, some of which are beyond the Company's control.  There can be no assurance that the Company will ever achieve profitability.

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

In June 2019, the Company appointed Mr. Zhengquan (Philip) Chen as a director of the Company.

In September 2019, the Company implemented a consolidation of its outstanding common shares, whereby all of the outstanding common shares were consolidated on the basis of one common share of the Company for every 2 (two) existing common shares.

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

In March 2020, the Company appointed John Barker as Vice President of Business Development for Loncor.

Also in March 2020, the Company acquired an additional 5.04% interest in its subsidiary Adumbi Mining SARL ("Adumbi Holdco") pursuant to a private transaction with one of the former minority shareholders of Adumbi Holdco.  This acquisition increased Loncor's interest in Adumbi Holdco from 71.25% to 76.29% (the 71.25% interest had been acquired by the Company in September 2019 as part of the Kilo Agreement; see above).  Adumbi Holdco, which had changed its name from KGL Somituri SARL, currently holds the Imbo Project exploitation permit.

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

In December 2023, the Company entered into an agreement for the sale of Loncor's Makapela Project for US$10,000,000 cash.  The agreement called for the sale price to be paid in a series of progress payments beginning with a deposit of US$1,500,000.  The balance of the progress payments, totalling US$8,500,000, was required to be paid upon completion of the transfer of title to Makapela, which occurred during the fourth quarter of 2024.  The sale of Makapela, a non-core asset for the Company, provided significant non-dilutive capital for Loncor to move forward its flagship Adumbi gold deposit.

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

Fiscal 2024 to the date of this Form 20-F

In January 2024, the Company announced that drilling tenders have been sent to a number of drilling companies to bid on a 11,000-metre-deep drilling program (the "Deep Drilling Program") at its priority gold exploration target below the Adumbi open pit gold resource.  Fifteen intersections are proposed below the pit shell with the goal of outlining an inferred underground mineral resource. The estimated ranges of tonnage and grade of the Adumbi underground exploration target as set out above could change as the Deep Drilling Program is completed.

In June 2024, the Company announced that drill contracts have been signed and two core rigs were being mobilised to the Adumbi project for the Deep Drilling Program.  The Company also reported in this same announcement that a further core rig has been mobilised to undertake an initial 12-hole scout drilling program (the "Imbo East Program") on four exploration targets, 8 to 13 kilometres to the southeast from Adumbi on the same major structural shear across the Imbo River at Imbo East.

In January 2025, the Company announced drilling results from the Imbo East Program.  The Company also reported in this same announcement that the Deep Drilling Program had been hampered by a number of logistical problems including breakdowns, and that drilling has now restarted.

In February and March 2025, the Company announced the first sets of drilling results (from two boreholes) from its Deep Drilling Program at Adumbi.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at: http://www.sec.gov. The Company's Internet address is www.loncor.com.

B.  Business Overview

General

Loncor is a Canadian gold exploration company focussed on the Ngayu Greenstone Gold Belt in the northeast of the DRC.  The Loncor team has over two decades of experience of operating in the DRC.  Loncor's growing resource base in the Ngayu Belt is focussed on the Imbo Project where the Adumbi deposit holds an indicated mineral resource of 1.88 million ounces of gold (28.185 million tonnes grading 2.08 g/t gold), and an inferred mineral resource of 1.78 million ounces of gold (20.83 million tonnes grading 2.65 g/t Au), with 84.68% of these resources being attributable to Loncor.  Following a drilling program carried out by the Company at the Adumbi deposit in 2020 and 2021, the Company completed a Preliminary Economic Assessment ("PEA") of the Adumbi deposit and announced the results of the PEA in December 2021.  The Company is currently carrying out a deep drilling program at its priority gold exploration target below the Adumbi open pit gold resource.

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

The primary focus of the Loncor Foundation in 2012 was the construction of the Bole Bole medical clinic near Makapela.  Also in 2012, the Foundation initiated a program to partially fund the salaries of 12 teachers at the Yindi primary school which resulted in reduced tuition costs for parents and increased enrollment at the school.  During 2013, the Loncor Foundation also repaired bridges on the road between Yindi and Makapela and continued to fund teachers' salaries at the Yindi primary school and partially fund operations at the Bole Bole medical clinic.  The Foundation's work was suspended in 2014 having regard to the Company's financial situation and the need to conserve funds.  The Company intends to restart the activities of the Loncor Foundation in 2025.

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

Loncor's Mineral Properties

Loncor is a Canadian gold exploration company focussed on the Ngayu Greenstone Gold Belt in the northeast of the DRC.  The Loncor team has over two decades of experience of operating in the DRC.  Loncor's growing resource base in the Ngayu Belt is focussed on the Imbo Project where the Adumbi deposit holds an indicated mineral resource of 1.88 million ounces of gold (28.185 million tonnes grading 2.08 g/t gold), and an inferred mineral resource of 1.78 million ounces of gold (20.83 million tonnes grading 2.65 g/t Au), with 84.68% of these resources being attributable to Loncor.  Following a drilling program carried out by the Company at the Adumbi deposit in 2020 and 2021, the Company completed a Preliminary Economic Assessment ("PEA") of the Adumbi deposit and announced the results of the PEA in December 2021.  The Company is currently carrying out a deep drilling program at its priority gold exploration target below the Adumbi open pit gold resource.

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

The following table summarizes the Company's mineral resources for its Adumbi deposit(1)(2) as of December 31, 2024 (there were no changes in such mineral resources during the financial year ended December 31, 2024, such that the following mineral resources for the Adumbi deposit are the same as they were as of December 31, 2023)(4):

	Indicated Mineral Resources				Inferred Mineral Resources
Property	Tonnage	Grade	Contained Gold	Attributable Gold (3)	Tonnage	Grade	Contained Gold	Attributable Gold (3)
	(tonnes)	(g/t Au)	(ounces)	(ounces)	(tonnes)	(g/t Au)	(ounces)	(ounces)
Adumbi Deposit	28,185,000	2.08	1,883,000	1,594,524	20,828,000	2.65	1,777,000	1,504,763

(1) Numbers in the table may not add up due to rounding.  The Adumbi deposit is in the northeast of the DRC.  Loncor does not have any measured mineral resources (indicated and inferred mineral resources only).

(2) Mineral resources were estimated using a long-term gold price of US$1,600/oz.  Mineral resources are measured in-situ.

(3) A total of 84.68% of the Adumbi deposit mineral resources are attributable to Loncor via its 84.68% interest in the Imbo Project.

(4) In December 2023, the Company entered into an agreement for the sale of its Makapela project (located in the northeast of the DRC).  Transfer of title to Makapela from Loncor to the buyer was completed during the fourth quarter of 2024.  Makapela, which was not a material property of the Company, had an indicated mineral resource of 614,200 ounces of gold (2,205,000 tonnes grading 8.66 g/t Au) and an inferred mineral resource of 549,600 ounces of gold (3,223,000 million tonnes grading 5.30 g/t Au).

Imbo Project: Adumbi Deposit

Technical Report

The following is an extract from the summary in the technical report of Minecon Resources and Services Limited ("Minecon") dated October 10, 2024 (with an effective date of November 17, 2021), and entitled "Amended and Restated Technical Report Summary on Mineral Resources of the Imbo Project in the Democratic Republic of the Congo" (the "Technical Report").  The Technical Report is incorporated by reference into this Form 20-F as Exhibit 15.4.

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

Figure 1.1: Location of the Imbo Project in East Africa

Mineral Rights and Land Ownership

Loncor is a publicly listed Canadian gold exploration company and holds 84.68% interest in the Imbo Project through its subsidiary Adumbi Mining S.A., with the minority shareholders holding 15.32% (including the 10% free-carried interest held by the Government of the DRC).  The Imbo exploitation permit is valid until February 2039.

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

The mining rights for the mineral concessions in the Imbo Project area were initially held by Société Internationale Forestière et Minière du Congo (FORMINIÈRE or FRM) from the 1920s to the late 1950s. The Belgian colonial state was co-owner of a 50% stake in FRM, with the remainder held by American interests.  The Société Minière de la Tele (SMT), a subsidiary of FRM, oversaw development and exploitation. Following political independence in 1960, ownership has changed hands multiple times.

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

● 2010 to 2013 (Kilo)

● 2014 to 2017 (Kilo)

● 2020 to 2021 (Loncor)

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

The concentrate samples that were generated were not sufficient to enable further processing routes such as the following:

● Fine milling followed by leaching with oxygen addition

● Fine milling followed by partial oxidation using high shear reactors and leaching

● Albion process

● Pressure oxidation

● Bio leaching

● Roasting

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

The following summarises the pit optimisation assumptions and parameters used to constrain the depth extent of the geological model to generate the mineral inventory of the open pit for the Adumbi deposit:

● A gold price of US$1,600/oz

● A block size of 16 m × 16 m × 8 m

● A 32 m minimum mining width and a maximum of 4 m of internal waste was applied

● A mining dilution of 100% of the tonnes at 95% of the grade

● An ultimate slope angle of 45°

● An average mining cost of US$3.29/t mined

● Metallurgical recoveries of 91% for oxide, 88% for transition and 90% for fresh

● An average general and administration (G&A) cost of US$4.20/t

● Mineral resources were estimated at a block cut-off grade of 0.52 g/t Au for oxide, 0.57 g/t Au for transition and 0.63 g/t Au for fresh materials, constrained by a US$1,600/oz optimised pit shell

● Transport of gold and refining costs equivalent to 4.5% of the gold price

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

The Kibali Gold Mine, approximately 220 kilometres northeast by air from the Imbo Project, is owned 45% by each of Barrick and AngloGold Ashanti with Societe Miniere de Kilo-Moto (SOKIMO) owning the remaining 10%.  Barrick is the operator of this mine.  In 2024, Kibali produced 686,000 ounces of gold.

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

Sale of Makapela Project

In December 2023, the Company entered into an agreement for the sale of the Makapela Project (a non-core asset of the Company) for US$10,000,000 cash.  The agreement called for the sale price to be paid in a series of progress payments beginning with a deposit of US$1,500,000.  The balance of the progress payments, totalling US$8,500,000, were required to be paid upon completion of the transfer of title to Makapela, which occurred during the fourth quarter of 2024.

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
500000 mE
650000 mE
N
Pawa
Mabolia
Badudu
Angali
Sondo
Wamba
Bafwabaka
Makapela
Malabwana
Batsumoni
Bavombo
Balta
Bafwasengi
Imbo
Azapamba
Bomili
Bafwasale
Yindi
Bafwakge
Nia-Nia
Adusa
Epini
150000 mN
Bafwabili
Bafwamabusu
Bafwatebu
Bafwapoka
Balika
Bafwatongono
Bafwasende
Bigbulu
0 12.5 25 50
kilometres
LEGEND
Towns
Rivers
Roads
Reserve de faune Okapi
Loncor 84.68% - Imbo (Adumbi)
Former Loncor / Barrick JV Boundary

Locality Map of Imbo Project

Item 4A.  Unresolved Staff Comments

Not applicable.

Item 5.  Operating and Financial Review and Prospects

See the management's discussion and analysis of the Company for the year ended December 31, 2024 incorporated by reference into this Form 20-F as Exhibit 15.1.

A.  Operating Results

See the management's discussion and analysis of the Company for the year ended December 31, 2024 incorporated by reference into this Form 20-F as Exhibit 15.1.

B.  Liquidity and Capital Resources.

See the management's discussion and analysis of the Company for the year ended December 31, 2024 incorporated by reference into this Form 20-F as Exhibit 15.1.

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

William R. Wilson - Mr. Wilson has created and managed 14 mining companies over 25 years with properties in the U.S., Canada, Russia, the DRC and Ukraine.  Mr. Wilson is a Qualified Professional in Mining, Metallurgy/Processing and Environmental Compliance (Member no. 01063QP) of the Mining and Metallurgical Society of America.  He has a degree in Metallurgical Engineering from the Colorado School of Mines, a Masters of Business Administration degree from the University of Southern California, and is a retired Professor of Practice Colorado School of Mines Mining Department.  Mr. Wilson has been involved in the mining industry for more than 40 years.  He has been a director and senior officer of a number of public companies in both Canada and the United States, and has been a member of the audit committee of several of these companies.

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

B.  Compensation

Named Officers

Summary Compensation Table

The following table sets forth certain information with respect to compensation paid to the officers of the Company set out in the following table (the "NEOs") for the financial year ended December 31, 2024.

Name and Principal Position	Year	Salary (US$)	Share-based awards (US$)	Option-based awards (1) (US$)	Non-equity incentive plan compensation - Annual Incentive Plan (US$)	All other Compensation (US$)	Total Compensation (US$)
Arnold T. Kondrat Executive Chairman of the Board	2024	$250,000	N/A	$169,480	N/A	$72,152 (2)	$491,632
John Barker Chief Executive Officer	2024	$182,550(3)	N/A	$44,907	N/A	Nil	$227,457
Donat K. Madilo Chief Financial Officer	2024	$175,000	N/A	$73,604	N/A	$56,045 (2)	$304,649
Peter N. Cowley President	2024	$175,000	N/A	$140,564	N/A	Nil	$315,564
Fabrice Matheys General Manager, DRC	2024	$150,000	N/A	$46,258	N/A	$40,082 (2)	$236,340

(1) These amounts represent the grant date fair value of the stock options awarded in 2024 to the NEOs, calculated in Canadian dollars and then converted to U.S. dollars using an average exchange rate for 2024 of Cdn$1.00 = US$0.7302.  There were three stock option grants in 2024 to the NEOs - on February 8, August 26 and December 9.  Grant date fair value of the stock options granted on February 8, 2024 to the NEOs was calculated in accordance with the Black-Scholes model using the price of the Company's common shares on the date of grant of Cdn$0.40 per share, with the key valuation assumptions being stock price volatility of 55.33%, risk free interest rate of 3.97%, no dividend yield and expected life of 5 years.  Grant date fair value of the stock options granted on August 26, 2024 to the NEOs was calculated in accordance with the Black-Scholes model using the price of the Company's common shares on the date of grant of Cdn$0.40 per share, with the key valuation assumptions being stock price volatility of 64.56%, risk free interest rate of 2.95%, no dividend yield and expected life of 5 years.  Grant date fair value of the stock options granted on December 9, 2024 to the NEOs was calculated in accordance with the Black-Scholes model using the price of the Company's common shares on the date of grant of Cdn$0.48 per share, with the key valuation assumptions being stock price volatility of 63.14%, risk free interest rate of 2.89%, no dividend yield and expected life of 5 years.

(2) In the case of Mr. Kondrat, this amount represents a US$62,500 bonus paid by the Company to Mr. Kondrat and medical and life insurance premiums paid by the Company totaling US$9,652.  In the case of Mr. Madilo, this amount represents a US$43,750 bonus paid by the Company to Mr. Madilo and medical and life insurance premiums paid by the Company totaling US$12,295.  In the case of Mr. Matheys, this amount represents a US$37,500 bonus paid by the Company to Mr. Matheys and medical and life insurance premiums paid by the Company totaling US$2,582.

(3) The salary for Mr. Barker was paid in Canadian dollars.  The U.S. dollar amount set out in the above table for such salary was calculated using an average exchange rate for 2024 of Cdn$1.00 = US$0.7302.

Incentive Plan Awards

The following table provides details regarding outstanding option and share-based awards held by the NEOs as at December 31, 2024:

Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (2) ($)	Option expiration date	Aggregate value of unexercised in-the-money options (3) (US$)	Number of shares or units that have not vested (#)	Market or payout value of share- based awards that have not vested (US$)
Arnold T. Kondrat	Dec. 9, 2024	500,000	Cdn$0.48 (US$0.33)	Dec. 9, 2029	$22,650	N/A	N/A
	Aug. 26, 2024	400,000	Cdn$0.40 (US$0.28)	Aug. 26, 2029	$38,120
	Feb. 8, 2024	150,000	Cdn$0.40 (US$0.28)	Feb. 8, 2029	$14,295
	Mar. 14, 2022	250,000	Cdn$0.65 (US$0.45)	Mar. 14, 2027	Nil
	Sept. 29, 2021	250,000	Cdn$0.70 (US$0.49)	Sept. 29, 2026	Nil
	Mar. 15, 2021	250,000	Cdn$0.65 (US$0.45)	Mar. 15, 2026	Nil
John Barker	Aug. 26, 2024	200,000	Cdn$0.40 (US$0.28)	Aug. 26, 2029	$19,060	N/A	N/A
	Feb. 8, 2024	150,000	Cdn$0.40 (US$0.28)	Feb. 8, 2029	$14,295
	Mar. 14, 2022	250,000	Cdn$0.65 (US$0.45)	Mar. 14, 2027	Nil
	Sept. 29, 2021	600,000	Cdn$0.70 (US$0.49)	Sept. 29, 2026	Nil
	Mar. 15, 2021	250,000	Cdn$0.65 (US$0.45)	Mar. 15, 2026	Nil
	Sept. 15, 2020	100,000	Cdn$0.60 (US$0.42)	Sept. 15, 2025	Nil
	April 19, 2020	250,000	Cdn$0.45 (US$0.31)	April 19, 2025	$16,325
Donat K. Madilo	Dec. 9, 2024	150,000	Cdn$0.48 (US$0.33)	Dec. 9, 2029	$6,795	N/A	N/A
	Aug. 26, 2024	200,000	Cdn$0.40 (US$0.28)	Aug. 26, 2029	$19,060
	Feb. 8, 2024	150,000	Cdn$0.40 (US$0.28)	Feb. 8, 2029	$14,295
	Mar. 14, 2022	250,000	Cdn$0.65 (US$0.45)	Mar. 14, 2027	Nil
	Sept. 29, 2021	150,000	Cdn$0.70 (US$0.49)	Sept. 29, 2026	Nil
	Mar. 15, 2021	150,000	Cdn$0.65 (US$0.45)	Mar. 15, 2026	Nil
Peter N. Cowley	Dec. 9, 2024	500,000	Cdn$0.48 (US$0.33)	Dec. 9, 2029	$22,650	N/A	N/A
	Aug. 26, 2024	200,000	Cdn$0.40 (US$0.28)	Aug. 26, 2029	$19,060
	Feb. 8, 2024	150,000	Cdn$0.40 (US$0.28)	Feb. 8, 2029	$14,295
	Mar. 14, 2022	250,000	Cdn$0.65 (US$0.45)	Mar. 14, 2027	Nil
	Sept. 29, 2021	250,000	Cdn$0.70 (US$0.49)	Sept. 29, 2026	Nil
	Mar. 15, 2021	250,000	Cdn$0.65 (US$0.45)	Mar. 15, 2026	Nil
Fabrice Matheys	Dec. 9, 2024	200,000	Cdn$0.48 (US$0.33)	Dec. 9, 2029	$9,060	N/A	N/A
	Feb. 8, 2024	75,000	Cdn$0.40 (US$0.28)	Feb. 8, 2029	$7,148
	Mar. 14, 2022	150,000	Cdn$0.65 (US$0.45)	Mar. 14, 2027	Nil
	Sept. 29, 2021	100,000	Cdn$0.70 (US$0.49)	Sept. 29, 2026	Nil
	Mar. 15, 2021	200,000	Cdn$0.65 (US$0.45)	Mar. 15, 2026	Nil

(1) The stock options granted on April 19, 2020 and September 15, 2020 vested as follows: 1/4 of the stock options granted to each optionee vested on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.  The other stock option grants set out in the above table vested as follows: 100% of the stock options granted to each optionee vested on the 4 month anniversary of the grant date.

(2) The exercise price of each of the stock options held by the NEOs is in Canadian dollars.  The U.S. dollar figures set out in this column of the table were calculated using the exchange rate on December 31, 2024 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.6950.

(3) This is based on (a) the closing sale price per share of the Company's common shares on December 31, 2024 of Cdn$0.54 as reported by the Toronto Stock Exchange, and (b) converting that price into a price of US$0.3753 using the exchange rate on December 31, 2024 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.6950.

The following table provides details regarding outstanding option-based awards, share-based awards and non-equity incentive plan compensation held by the NEOs, which vested and/or were earned during the year ended December 31, 2024:

Incentive plan awards - value vested or earned during the year
Name	Option-based awards - Value vested during the year (1) (US$)	Share-based awards - Value vested during the year (US$)	Non-equity incentive plan compensation - Value earned during the year (US$)
Arnold T. Kondrat	$40,709	N/A	N/A
John Barker	$21,724	N/A	N/A
Donat K. Madilo	$21,724	N/A	N/A
Peter N. Cowley	$21,724	N/A	N/A
Fabrice Matheys	$1,369	N/A	N/A

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

The amounts earned by the non-executive directors of the Company during the financial year ended December 31, 2024 are set out in the table below under "Director Summary Compensation Table".

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

Director Summary Compensation Table

The following compensation table sets out the compensation paid to each of the Company's directors in the year ended December 31, 2024, other than Mr. Kondrat and Mr. Cowley.  See "Summary Compensation Table" above for details regarding the compensation paid to each of Mr. Kondrat and Mr. Cowley as an executive of the Company in respect of services rendered during 2024.

Name	Fees earned (US$)	Share-based awards (US$)	Option-based awards (1) (US$)	Non-equity incentive plan compensation (US$)	All other Compensation (US$)	Total (US$)
Kevin R. Baker	$24,000	N/A	$43,958	N/A	N/A	$67,958
Zhengquan (Philip) Chen	$24,000	N/A	$44,250	N/A	N/A	$68,250
Richard J. Lachcik	$24,000	N/A	$44,250	N/A	N/A	$68,250
William R. Wilson	$24,000	N/A	$44,250	N/A	N/A	$68,250

(1) These amounts represent the grant date fair value of the stock options awarded in 2024 to the directors set out in the above table, calculated in Canadian dollars and then converted to U.S. dollars using an average exchange rate for 2024 of Cdn$1.00 = US$0.7302.  There were two stock option grants in 2024 to all of the said directors - on February 8 and August 26.  There was another stock option grant on December 9 to the said directors other than Mr. Baker and on December 11 to Mr. Baker.  Grant date fair value of the stock options granted on February 8, 2024 was calculated in accordance with the Black-Scholes model using the price of the Company's common shares on the date of grant of Cdn$0.40 per share, with the key valuation assumptions being stock price volatility of 55.33%, risk free interest rate of 3.97%, no dividend yield and expected life of 5 years.  Grant date fair value of the stock options granted on August 26, 2024 was calculated in accordance with the Black-Scholes model using the price of the Company's common shares on the date of grant of Cdn$0.40per share, with the key valuation assumptions being stock price volatility of 64.56%, risk free interest rate of 2.95%, no dividend yield and expected life of 5 years.  Grant date fair value of the stock options granted on December 9, 2024 was calculated in accordance with the Black-Scholes model using the price of the Company's common shares on the date of grant of Cdn$0.48 per share, with the key valuation assumptions being stock price volatility of 63.14%, risk free interest rate of 2.89%, no dividend yield and expected life of 5 years.  Grant date fair value of the stock options granted on December 11, 2024 was calculated in accordance with the Black-Scholes model using the price of the Company's common shares on the date of grant of Cdn$0.48 per share, with the key valuation assumptions being stock price volatility of 63.09%, risk free interest rate of 2.89%, no dividend yield and expected life of 5 years.

Incentive Plan Awards

The following table provides details regarding the outstanding option and share based awards held as at December 31, 2024 by the directors of the Company other than Mr. Kondrat and Mr. Cowley.  See "Named Officers - Incentive Plan Awards" above for details regarding the outstanding stock options held by Mr. Kondrat and Mr. Cowley as at December 31, 2024.

Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (2) ($)	Option expiration date	Aggregate value of unexercised in-the-money options (3) (US$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (US$)
Kevin R. Baker	Dec. 11, 2024	100,000	Cdn$0.48 (US$0.33)	Dec. 11, 2029	$4,530	N/A	N/A
	Aug. 26, 2024	100,000	Cdn$0.40 (US$0.28)	Aug. 26, 2029	$9,530
	Feb. 8, 2024	100,000	Cdn$0.40 (US$0.28)	Feb. 8, 2029	$9,530
	July 7, 2023	250,000	Cdn$0.50 (US$0.35)	July 7, 2028	$6,325
Zhengquan (Philip) Chen	Dec. 9, 2024	100,000	Cdn$0.48 (US$0.33)	Dec. 9, 2029	$4,530	N/A	N/A
	Aug. 26, 2024	100,000	Cdn$0.40 (US$0.28)	Aug. 26, 2029	$9,530
	Feb. 8, 2024	100,000	Cdn$0.40 (US$0.28)	Feb. 8, 2029	$9,530
	Mar. 14, 2022	75,000	Cdn$0.65 (US$0.45)	Mar. 14, 2027	Nil
	Sept. 29, 2021	75,000	Cdn$0.70 (US$0.49)	Sept. 29, 2026	Nil
	Mar. 15, 2021	75,000	Cdn$0.65 (US$0.45)	Mar. 15, 2026	Nil
Richard J. Lachcik	Dec. 9, 2024	100,000	Cdn$0.48 (US$0.33)	Dec. 9, 2029	$4,530	N/A	N/A
	Aug. 26, 2024	100,000	Cdn$0.40 (US$0.28)	Aug. 26, 2029	$9,530
	Feb. 8, 2024	100,000	Cdn$0.40 (US$0.28)	Feb. 8, 2029	$9,530
	Mar. 14, 2022	75,000	Cdn$0.65 (US$0.45)	Mar. 14, 2027	Nil
	Sept. 29, 2021	75,000	Cdn$0.70 (US$0.49)	Sept. 29, 2026	Nil
	Mar. 15, 2021	75,000	Cdn$0.65 (US$0.45)	Mar. 15, 2026	Nil
William R. Wilson	Dec. 9, 2024	100,000	Cdn$0.48 (US$0.33)	Dec. 9, 2029	$4,530	N/A	N/A
	Aug. 26, 2024	100,000	Cdn$0.40 (US$0.28)	Aug. 26, 2029	$9,530
	Feb. 8, 2024	100,000	Cdn$0.40 (US$0.28)	Feb. 8, 2029	$9,530
	Mar. 14, 2022	75,000	Cdn$0.65 (US$0.45)	Mar. 14, 2027	Nil
	Sept. 29, 2021	75,000	Cdn$0.70 (US$0.49)	Sept. 29, 2026	Nil
	Mar. 15, 2021	75,000	Cdn$0.65 (US$0.45)	Mar. 15, 2026	Nil

__________________________________

(1) The stock option grants set out in the above table vested as follows: 100% of the stock options granted to each optionee vested on the 4 month anniversary of the grant date.

(2) The exercise price of each of the stock options held by the directors is in Canadian dollars.  The U.S. dollar figures set out in this column of the table were calculated using the exchange rate on December 31, 2024 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.6950.

(3) This is based on (a) the closing sale price per share of the Company's common shares on December 31, 2024 of Cdn$0.54 as reported by the Toronto Stock Exchange, and (b) converting that price into a price of US$0.3753 using the exchange rate on December 31, 2024 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.6950.

The following table provides details regarding outstanding option-based awards, share-based awards and non-equity incentive plan compensation in respect of the directors of the Company other than Mr. Kondrat and Mr. Cowley, which vested and/or were earned during the year ended December 31, 2024.  See "Named Officers - Incentive Plan Awards" above for details regarding the outstanding option-based awards, share-based awards and non-equity incentive plan compensation in respect of Mr. Kondrat and Mr. Cowley, which vested and/or were earned during the year ended December 31, 2024.

Incentive plan awards - value vested or earned during the year
Name	Option-based awards - Value vested during the year (1) (US$	Share-based awards - Value vested during the year (US$)	Non-equity incentive plan compensation - Value earned during the year (US$)
Kevin R. Baker	$11,318	N/A	N/A
Zhengquan (Philip) Chen	$11,318	N/A	N/A
Richard J. Lachcik	$11,318	N/A	N/A
William R. Wilson	$11,318	N/A	N/A

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

The Company and Donat K. Madilo have entered into an employment contract (the "CFO Agreement") which sets out the terms upon which Mr. Madilo performs the services of Chief Financial Officer of the Company.  Mr. Madilo's annual salary under the CFO Agreement is US$175,000.  The Company may terminate the CFO Agreement at any time for just cause upon written notice to Mr. Madilo.

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

Audit Committee

The Board has an audit committee (the "Audit Committee"), the members of which are Zhengquan (Philip) Chen, Richard J. Lachcik and William R. Wilson.  Each member of the Audit Committee is independent within the meaning of Canadian National Instrument 52-110 - Audit Committees ("NI 52-110") and Section 803A of the NYSE American Company Guide.  Each member of the Audit Committee is also "financially literate" within the meaning of NI 52-110.  At no time since the commencement of the Company's financial year ended December 31, 2024 was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.  The Audit Committee's charter is incorporated by reference into this Form 20-F as Exhibit 1.3.

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

Retention Allowance

Loncor previously had a policy which provided that employees were entitled to receive a retention allowance (the "Retention Allowance") on termination of their employment with the Company, provided the employee had been with the Company for a minimum of two years and provided that termination was not due to misconduct (in the case of misconduct, the Retention Allowance was forfeited).  The amount of the Retention Allowance was equal to the employee's monthly base salary multiplied by the number of years the employee was with the Company (up to a maximum of 10 years), with any partial year being recognized on a pro rata basis.  While the Retention Allowance policy was discontinued by Loncor effective December 31, 2017, the Retention Allowance amounts accrued for certain of the NEOs up to December 31, 2017 remain recorded as a liability in Loncor's financial statements.

D.  Employees

The following sets out the number of employees which the Company and its subsidiaries had as at December 31, 2024, December 31, 2023 and December 31, 2022, providing a breakdown of these employees by location/project:

Location/Project	Dec. 31, 2024	Dec. 31, 2023	Dec. 31, 2022

Loncor office, Toronto, Canada	5	5	5

Loncor office in Beni, DRC	3	3	3

Imbo Project camp	51	18	18

Totals:	59	26	26

Neither the Company nor any of its subsidiaries has any unionized employees.

Neither the Company nor any of its subsidiaries employ a significant number of temporary employees.

E.  Share Ownership

The following table sets out the number of common shares of the Company held by the Company's directors and officers as of April 8, 2025 (including the percentage of the Company's outstanding common shares represented by such shares).  See Item 6B of this Form 20-F for information regarding the stock options of the Company held by the Company's directors and officers as of December 31, 2024.

Name	Number of Common Shares Owned	Percentage of Outstanding Common Shares

Kevin R. Baker	3,351,416	2.13%

John Barker	575,500	0.37%

Zhengquan (Philip) Chen	104,800	0.07%

Peter N. Cowley	110,000	0.07%

Geoffrey G. Farr	552,500	0.35%

Arnold T. Kondrat	29,591,909	18.84%

Richard J. Lachcik	305,833	0.20%

Donat K. Madilo	670,000	0.43%

Fabrice Matheys	nil	-

William R. Wilson	251,667	0.16%

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

(b) The total number of common shares of the Company issuable upon the exercise of all outstanding stock options granted under the Plan shall not at any time exceed 10% of the total number of outstanding common shares of the Company, from time to time (as at April 8, 2025, there were outstanding under the Plan 14,306,000 stock options entitling the holders to purchase an aggregate of 14,306,000 common shares of the Company (which is equal to 9.11% of the number of common shares of the Company which were outstanding as at April 8, 2025), such that the number of new stock options currently available for future grants under the Plan is stock options to purchase an aggregate of 1,405,417 common shares of the Company (which is equal to 0.89% of the number of common shares of the Company which were outstanding as at April 8, 2025).

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

Item 7.  Major Shareholders and Related Party Transactions

A.  Major Shareholders

To the knowledge of management of the Company, based on a review of publicly available filings as at April 8, 2025, the following are the only persons or companies who beneficially own 5% or more of the outstanding common shares of the Company:

Name of Shareholder	Number of Common Shares Owned	Percentage of Outstanding Common Shares (1)

Arnold T. Kondrat	29,591,909	18.84%

Resolute Canada 2 Pty Ltd	31,450,000	20.02%

_________________________________

(1) The information in this column of the table is based on the number of common shares of the Company outstanding as at April 8, 2025.

None of the shareholders disclosed above have any voting rights with respect to their respective common shares of the Company that are different from any other holder of common shares of the Company.

As of April 8, 2025, based on the Company's shareholders' register, there were 89 shareholders of record of the Company's common shares in the United States, holding 6.34% of the outstanding common shares of the Company.

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

B. Related Party Transactions

Reference is made to Note 6 to the consolidated financial statements of the Company filed as part of this annual report under Item 18, for information regarding any related party transactions.

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

B.  Significant Changes

There have been no significant changes in the affairs of the Company since the date of the audited annual consolidated financial statements of the Company as at and for the year ended December 31, 2024, other than as discussed in this Form 20-F.

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

Toronto Stock Exchange

The Company's common shares commenced trading on the TSX on April 26, 2013.  Prior to April 26, 2013, such shares traded on the TSX Venture Exchange.  The following table discloses the annual high and low sales prices in Canadian dollars for the common shares of the Company for the five most recent financial years of the Company as traded on the TSX:

Year	High (Cdn$)	Low (Cdn$)
2024	$0.55	$0.328
2023	$0.48	$0.255
2022	$0.66	$0.265
2021	$0.86	$0.53
2020	$0.89	$0.315

The following table discloses the high and low sales prices in Canadian dollars for the common shares of the Company for each quarterly period within the two most recent financial years of the Company as traded on the TSX:

Quarter Ended	High (Cdn$)	Low (Cdn$)
December 31, 2024	$0.55	$0.37
September 30, 2024	$0.44	$0.34
June 30, 2024	$0.53	$0.328
March 31, 2024	$0.405	$0.30
December 31, 2023	$0.395	$0.255
September 30, 2023	$0.37	$0.265
June 30, 2023	$0.48	$0.32
March 31, 2023	$0.44	$0.29

The following table discloses the monthly high and low sales prices in Canadian dollars for the common shares of the Company for the most recent six months as traded on the TSX:

Month	High (Cdn$)	Low (Cdn$)
April 2025 (1)	$0.64	$0.56
March 2025	$0.63	$0.53
February 2025	$0.61	$0.49
January 2025	$0.64	$0.50
December 2024	$0.55	$0.45
November 2024	$0.495	$0.44
October 2024	$0.50	$0.37

_______________________________

(1) From April 1, 2025 to April 8, 2025.

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

The following table discloses the annual high and low sales prices in United States dollars for the common shares of the Company for the five most recent financial years of the Company as traded on the OTCQB and OTCQX tiers of the OTC, as applicable.

Year	High (US$)	Low (US$)
2024	$0.39	$0.22
2023	$0.347	$0.20
2022	$0.522	$0.213
2021	$0.969	$0.394
2020	$0.66	$0.22

The following table discloses the high and low sales prices in United States dollars for the common shares of the Company for each quarterly period within the two most recent financial years as traded on the OTCQX tier of the OTC:

Quarter Ended	High (US$)	Low (US$)
December 31, 2024	$0.39	$0.29
September 30, 2024	$0.303	$0.247
June 30, 2024	$0.354	$0.239
March 31, 2024	$0.258	$0.22
December 31, 2023	$0.29	$0.205
September 30, 2023	$0.262	$0.20
June 30, 2023	$0.347	$0.242
March 31, 2023	$0.323	$0.22

The following table discloses the monthly high and low sales prices in United States dollars for the common shares of the Company for the most recent six months as traded on the OTCQX tier of the OTC:

Month	High (US$)	Low (US$)
April 2025 (1)	$0.459	$0.395
March 2025	$0.46	$0.364

Month	High (US$)	Low (US$)
February 2025	$0.424	$0.349
January 2025	$0.454	$0.35
December 2024	$0.39	$0.32
November 2024	$0.368	$0.314
October 2024	$0.368	$0.29

_______________________________

(1) From April 1, 2025 to April 8, 2025.

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

B.  Memorandum and Articles of Association

A copy of the Company's articles of amalgamation and articles of amendment are incorporated by reference into this Form 20-F as Exhibits 1.1, 1.5, 1.6 and 1.8.  The Company's general by-law and by-law. 3 are incorporated by reference into this Form 20-F as Exhibits 1.2 and 1.7 respectively.

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

The Company's authorized share capital consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series, of which 157,114,174 common shares and no preference shares were issued and outstanding as of April 8, 2025.  The following is a summary of the material provisions attaching to the common shares and preference shares.

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

With respect to borrowing powers, the Company's general by-law provides that, without limiting the borrowing powers of the Company as set forth in the OBCA, the Bo_ard may from time to time on behalf of the Company, without authorization of the shareholders:

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

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership and disposition of Common Shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. This summary does not address the U.S. federal net investment income tax, U.S. federal alternative minimum tax, U.S. federal estate and gift tax, U.S. state and local tax, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership and disposition of Common Shares.  Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax considerations applicable to a U.S. Holder arising from and relating to the acquisition, ownership and disposition of Common Shares as discussed in this summary.  This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.  In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed) promulgated thereunder, published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquire Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to the alternative minimum tax; (i) are partnerships and other pass-through entities (and investors in such partnerships and entities); (j) are S corporations (and shareholders thereof); (k) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company; (l) are U.S. expatriates or former long-term residents of the U.S.; (m) hold Common Shares in connection with a trade or business, permanent establishment, or fixed base outside the United States; or (n) are subject to special tax accounting rules with respect to the Common Shares.  U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

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

Passive Foreign Investment Company Rules

If the Company were to constitute a "passive foreign investment company" under the meaning of Section 1297 of the Code (a "PFIC") for any year during a U.S. Holder's holding period, then certain potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares.  The Company believes that it was classified as a PFIC during its most recently completed tax year, and due to the nature of the Company's assets and the income that the Company expects to generate, the Company expects to be a PFIC for its current tax year and may be a PFIC in subsequent tax years.  No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested.  The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, the PFIC status of the Company and any subsidiary of the Company cannot be predicted with certainty as of the date of this document.  Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status.  Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any subsidiary of the Company.

In addition, in any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require.  In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

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

Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation's commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in a trade or business and certain other requirements are satisfied.

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

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which its holding period of its Common Shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Common Shares.  A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder's pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder.  Generally, "net capital gain" is the excess of (i) net long-term capital gain over (ii) net short-term capital loss, and "ordinary earnings" are the excess of (x) "earnings and profits" over (y) net capital gain.  A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.  However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election.  If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge.  If such U.S. Holder is not a corporation, any such interest paid will be treated as "personal interest," which is not deductible.

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

A U.S. Holder that makes a Mark-to-Market Election with respect to its Common Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Common Shares.  However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder's holding period for the Common Shares for which the Company is a PFIC or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares, as of the close of such tax year over (b) such U.S. Holder's adjusted tax basis in such Common Shares.  A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder's adjusted tax basis in the Common Shares, over (b) the fair market value of such Common Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

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

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt or, if applicable, the date of settlement if the Common Shares are traded on an established securities market (regardless of whether such foreign currency is converted into U.S. dollars at that time).  If the foreign currency is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.  Different rules apply to U.S. Holders who use the accrual method of tax accounting.  Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Dividends paid on the Common Shares will be treated as foreign-source income, and generally will be treated as "passive category income" or "general category income" for U.S. foreign tax credit purposes.  Any gain or loss recognized on a sale or other disposition of Common Shares generally will be United States source gain or loss. Certain U.S. Holders that are eligible for the benefits of the Canada-US Tax Convention may elect to treat such gain or loss as Canadian source gain or loss for U.S. foreign tax credit purposes.  The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, Treasury Regulations that apply to taxes paid or accrued (the "Foreign Tax Credit Regulations") impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied.  The Treasury Department has released guidance temporarily pausing the application of certain of the Foreign Tax Credit Regulations.

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

14.E.  Use of Proceeds

Not applicable.

Item 15.  Controls and Procedures.

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the U.S. Exchange Act) for the year ended December 31, 2024.  Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were adequately designed and are effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms.

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

Management conducted an evaluation of the design and operation of the Company's internal control over financial reporting as of December 31, 2024 based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.  Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2024 and no material weaknesses were discovered.

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

(d) Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the year ended December 31, 2024, that management believes have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

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

Item 16.C.  Principal Accountant Fees and Services

The following table summarizes the total fees billed by Kreston GTA LLP, Markham, Ontario, Canada (PCAOB ID 6644), the external auditors of the Company, for each of the years ended December 31, 2024 and December 31, 2023.  All dollar amounts are exclusive of applicable taxes.

	2024	2023
Audit Fees	Cdn$53,500	Cdn$48,000
Audit-Related Fees	Nil	Nil
Tax Fees	Cdn$15,875	Cdn$9,850
All Other Fees	Nil	Nil

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

Item 16.I.  Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16.J.  Insider Trading Policies

The Company has adopted insider trading policies and procedures (the "Insider Trading Policy") that govern the purchase, sale, and other dispositions of the Company's securities by directors, officers, employees and consultants that are designed to promote compliance with applicable insider trading laws, rules and regulations, and any other securities legislation applicable to the Company.  The Insider Trading Policy is filed hereto as Exhibit 11.1 to this Form 20-F.

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

PART III

Item 17.  Financial Statements

Not applicable.

Item 18.  Financial Statements

The financial statements appear on pages F-1 through F-37.

Item 19.  Exhibits

The following exhibits are filed as part of this Form 20-F:

EXHIBIT NUMBER	DESCRIPTION

Constating Documents
1.1	Company's articles of amalgamation dated November 28, 2008 (1)
1.2	Company's general by-law (1)
1.3	Audit Committee's charter (1)
1.4	Company's Business Conduct Policy (1)
1.5	Company's articles of amendment (1A)
1.6	Company's articles of amendment (1B)

1.7	Company's by-law no. 3 (1C)
1.8	Company's articles of amalgamation dated November 22, 2023 (1D)

Registered Securities
2.1	Description of the registered securities

Material Contracts
4.1	Company's stock option plan

Subsidiaries
8.1	List of subsidiaries of the Company

11.1	Insider Trading Policy

Certifications
12.1	Certification of the Chief Executive Officer of the Company pursuant to Section 302 of Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer of the Company pursuant to Section 302 of Sarbanes-Oxley Act of 2002
13.1	Certification of the Chief Executive Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Chief Financial Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Other Exhibits
15.1	Management's discussion and analysis of the Company for the year ended December 31, 2024
15.2	Consent of Daniel Bansah for Technical Report Summary on the Mineral Resources of the Imbo Project
15.3	Consent of Christian Bawah for Technical Report Summary on the Mineral Resources of the Imbo Project
15.4	Amended and Restated Technical Report Summary on Mineral Resources of the Imbo Project (2)

XBRL
101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

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

(2) Previously filed as an exhibit to the Company's annual report on Form 20-F/A filed with the SEC on October 10, 2024.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 16, 2025

LONCOR GOLD INC.

(Registrant)

By: (signed) "John Barker"

        John Barker

        Chief Executive Officer

Consolidated Financial Statements

December 31, 2024

(Expressed in U.S. dollars - audited)

Contents

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

The Board of Directors is responsible for overseeing management's performance of its responsibilities for financial reporting and internal control. The Audit Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits and the adequacy of the system of internal controls and to review reporting issues.

The consolidated financial statements for the year ended December 31, 2024 and 2023 have been audited by Kreston GTA LLP, Chartered Professional Accountants and Licensed Public Accountants, in accordance with the standards of the Public Company Accounting Oversight Board (United States).

(Signed) "John Barker"	(Signed) "Donat K. Madilo"
John Barker	Donat K. Madilo
Chief Executive Officer	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Loncor Gold Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Loncor Gold Inc. (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of loss and comprehensive loss, changes in shareholders' equity, and cash flows for the years ended December 31, 2024, 2023, and 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023 and the results of its operations and its cash flows for the years in the three-year period ended December 31, 2024, 2023, and 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment assessment of exploration and evaluation assets

Critical Audit Matter Description

The carrying value of the Company's exploration and evaluation assets amounted to $16 million as at December 31, 2024. At each reporting period-end, management applies judgment in assessing whether there are any indicators of impairment relating to its exploration and evaluation assets. If there are indicators of impairment, the recoverable amount of the related exploration and evaluation asset is estimated in order to determine the extent of any impairment.

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

Management's assessment concluded that no indicators of impairment were identified by management relating to the Imbo property as at December 31, 2024 (refer to Note 9 to the consolidated financial statements).

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

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures included, amongst others, the following:

▪	Performed a walkthrough to understand the Company's process related to assessment of impairment and evaluating the design of related controls.

▪	Tested assumptions and facts in management's impairment indicators assessment for reasonableness, including the completeness of factors that could be considered as indicators of impairment.

We have served as the Company's auditor since 2019.

Markham, Canada

March 31, 2025

Loncor Gold Inc. CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Expressed in U.S. dollars)

	Notes	December 31, 2024	December 31, 2023
		$	$
Assets
Current Assets
Cash and cash equivalents		1,498,698	639,680
Advances receivable and prepaid expenses	5	1,144,014	408,729
Due from related parties	6	18,774	532,598
Exploration and evaluation asset held for sale	7	-	10,000,000
Total Current Assets		2,661,486	11,581,007

Non-Current Assets
Property, plant and equipment	8	949,430	1,221,912
Exploration and evaluation assets	9	15,931,144	11,562,701
Total Non-Current Assets		16,880,574	12,784,613

Total Assets		19,542,060	24,365,620

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable	11	765,657	366,946
Accrued liabilities		261,166	417,176
Due to related parties	6	-	3,824
Employee retention allowance	18	162,957	177,284
Lease obligation	15	83,575	79,989
Loans	12	-	150,202
Advances received on asset held for sale	7	-	1,500,000
Current Liabilities		1,273,355	2,695,421

Non-Current Liabilities
Lease obligation	15	17,930	102,683
Total Liabilities		1,291,285	2,798,104

Shareholders' Equity
Share capital	13	100,389,242	100,184,783
Reserves		13,149,658	12,511,661
Deficit		(95,288,125)	(91,128,928)
Total Shareholders' Equity		18,250,775	21,567,516
Total Liabilities and Shareholders' Equity		19,542,060	24,365,620

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding	13b	154,614,174	153,144,174

Approved and authorized for issue by the Board of Directors on March 31, 2025.
Signed on behalf of the Board of Directors by:

/s/ William R. Wilson	/s/ Arnold T. Kondrat

William R. Wilson	Arnold T. Kondrat
Director	Director

Going concern (Note 2b)

Subsequent events (Note 20)

The accompanying notes are an integral part of these consolidated financial statements.

Loncor Gold Inc. CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS (Expressed in U.S. dollars)

		For the years ended
	Notes	December 31, 2024	December 31, 2023	December 31, 2022
		$	$	$
Expenses
Consulting, management and professional fees		1,125,384	587,243	1,131,874
Employee benefits		1,067,116	934,717	930,463
Office and sundry		410,461	161,693	190,962
Share-based payments	14	407,206	27,413	377,402
Travel and promotion		330,549	223,059	206,184
Depreciation	8, 15	82,994	69,644	151,357
Interest and bank expenses		141,041	11,018	10,233
Interest on lease obligation	15	8,988	10,993	2,365
Write-off of receivable/ payables		(93,308)	288,274	-
Impairment of exploration and evaluation assets	9	-	18,937,830	-
Foreign exchange loss		28,186	26,476	108,094
Allowance for doubtful accounts	5, 6	778,655	-	-
Loss before other items		(4,287,272)	(21,278,360)	(3,108,934)
Interest and other income	12	18,984	11,415	180,192
Gain on disposition of property, plant and equipment	8	109,091	-	-
Loss and comprehensive loss for year		(4,159,197)	(21,266,945)	(2,928,742)

Loss per share, basic and diluted	13d	(0.03)	(0.14)	(0.02)

Weighted average number of shares - basic and diluted	13d	154,175,458	151,460,462	143,673,147

The accompanying notes are an integral part of these consolidated financial statements.

Loncor Gold Inc. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Expressed in U.S. dollars)

	Common shares
	Number of shares	Amount	Reserves	Deficit	Total shareholders' equity
Balance at January 1, 2022	135,099,174	$94,480,512	$10,787,553	$(66,933,241)	$38,334,824

Loss for the year	-	-	-	(2,928,742)	(2,928,742)
Common shares issued with warrants (Note 13b)	12,400,000	4,393,194	695,575	-	5,088,769
Issuance costs (Note 13b)	-	(94,518)	(15,175)	-	(109,693)
Stock options exercised (Note 14)	245,000	137,051	(18,323)	-	118,728
Share-based payments (Note 14)	-	-	687,816	-	687,816
Balance at December 31, 2022	147,744,174	$98,916,239	$12,137,446	$(69,861,983)	$41,191,702

Loss for the year	-	-	-	(21,266,945)	(21,266,945)
Common shares issued with warrants (Note 13b)	5,400,000	1,293,315	314,466	-	1,607,781
Issuance costs (Note 13b)	-	(24,771)	(6,024)	-	(30,795)
Share-based payments (Note 14)	-	-	65,773	-	65,773
Balance at December 31, 2023	153,144,174	$100,184,783	$12,511,661	$(91,128,928)	$21,567,516

Loss for the year	-	-	-	(4,159,197)	(4,159,197)
Option exercise (Note 13b)	1,470,000	288,296	(107,713)	-	180,583
Value of warrants issued (Note 13c)	-	(83,837)	83,837	-	-
Share-based payments (Note 14)	-	-	661,873	-	661,873
Balance at December 31, 2024	154,614,174	$100,389,242	$13,149,658	$(95,288,125)	$18,250,775

The accompanying notes are an integral part of these consolidated financial statements.

Loncor Gold Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars)

		For the year ended
	Notes	December 31, 2024	December 31, 2023	December 31, 2022
		$	$	$
Cash flows from operating activities
Loss for the year		(4,159,197)	(21,266,945)	(2,928,742)
Adjustments to reconcile loss to net cash used in operating activities
Depreciation		82,994	69,644	151,357
Share-based payments	14	661,874	65,773	687,816
Impairment of exploration and evaluation assets	9	-	18,937,830	-
Accretion expense on government loan	12	-	2,824	970
Gain on disposition of assets		(109,091)	-	-
Interest on lease obligation	15	8,988	10,993	2,365
Allowance for doubtful accounts	5, 6	778,655	-	-
Changes in non-cash working capital
Advances receivable and prepaid expenses		(304,815)	(48,553)	(14,983)
Due to/from related parties		(199,125)	(5,523)	(302,648)
Employee retention allowance	18	(14,327)	64,821	(11,841)
Accounts payable		398,710	(127,645)	(993,788)
Accrued liabilities		(156,010)	(265,544)	599,057
Net cash used in operating activities		(3,011,344)	(2,562,325)	(2,810,437)

Cash flows from investing activities
Funds received from leasing agreement	9e	344,959	2,193,400	235,000
Funds received from asset held for sale	7	8,000,000	1,500,000	-
Disposition of capital assets	8	270,000	-	-
Acquisition of property, plant and equipment		(35,000)	-	(2,896)
Expenditures on exploration and evaluation assets	9	(4,582,337)	(1,980,037)	(2,600,943)
Net cash generated (used) by investing activities		3,997,622	1,713,363	(2,368,839)

Cash flows from financing activities
Proceeds from share issuances, net of issuance costs		180,583	1,576,986	5,097,804
Loans (repaid) received	12	(217,688)	(188,280)	307,086
Due to related parties		-	(7,109)	(56,544)
Principal repayment of lease obligation	15	(90,155)	(75,130)	(141,049)
Net cash (used) generated by financing activities		(127,260)	1,306,467	5,207,297

Net increase in cash and cash equivalents during the year		859,018	457,505	28,021
Cash and cash equivalents, beginning of the year		639,680	182,175	154,154
Cash and cash equivalents, end of the year		1,498,698	639,680	182,175

Supplemental cash flow information (Note 17)

The accompanying notes are an integral part of these consolidated financial statements.

Loncor Gold Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Expressed in U.S. dollars, except for per share amounts)

1. Corporate Information

Loncor Gold Inc. (the "Company" or "Loncor") is a corporation governed by the Ontario Business Corporations Act. In June 2021, the Company changed its name from Loncor Resources Inc. to Loncor Gold Inc. The principal business of the Company is the acquisition and exploration of mineral properties.

These consolidated financial statements as at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 include the accounts of the Company and of its 90% owned subsidiary in the Democratic Republic of the Congo (the "Congo"), Loncor Resources Congo SARL. Loncor Resources Congo SARL owns 100% of the common shares of Devon Resources SARL and 100% of Navarro Resources SARL.

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

2. Basis of Preparation

a) Statement of compliance

These consolidated financial statements as at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The accompanying financial information as at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 has been prepared in accordance with those IASB standards and IFRS Interpretations Committee ("IFRIC") interpretations issued and effective, or issued and early-adopted, at December 31, 2024.

The date the Company's Board of Directors approved these consolidated financial statements was March 31, 2025.

b) Going Concern

The Company incurred a net loss of $4,159,197 for the year ended December 31, 2024 (year ended December 31, 2023 - net loss of $21,266,945 and year ended December 31, 2022 - net loss of $2,928,742) and as at December 31, 2024 had working capital of $1,388,131 (December 31, 2023: working capital of $8,885,586).

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
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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

Loncor Gold Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Expressed in U.S. dollars, except for per share amounts)

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

Judgments:

i. Provisions and contingencies

The amount recognized as provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements. As at December 31, 2024 and 2023, the Company does not have any material asset retirement obligations related to its exploration and evaluation assets.

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
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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

ii. Subsequent costs

The cost of replacing part of an item of PPE is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized and included in net loss. If the carrying amount of the replaced component is not known, it is estimated based on the cost of the new component less estimated depreciation. The costs of the day-to-day servicing of property, plant and equipment are recognized in the consolidated statement of loss and comprehensive loss.

Loncor Gold Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Expressed in U.S. dollars, except for per share amounts)

If the carrying amount of the asset exceeds its recoverable amount, the asset is impaired and an impairment loss is charged to the statements of loss and comprehensive loss so as to reduce the carrying amount to its recoverable amount (i.e., the higher of fair value less cost to sell and value in use). Fair value less cost to sell is the amount obtainable from the sale of an asset or CGU in an arm's length transaction between knowledgeable, willing parties, less the costs of disposal. Value in use is determined as the present value of the future cash flows expected to be derived from an asset or CGU. Estimated future cash flows are calculated using estimated future prices, any mineral reserves and resources and operating and capital costs. All assumptions used are those that an independent market participant would consider appropriate. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted. During the year ended December 31, 2024, the Company recognized an impairment of exploration and evaluation assets for $nil (December 31, 2023 - $18,937,830 and 2022 - $nil) to adjust the carrying value of the assets to their fair value, using a level 3 value in use methodology.

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

Loncor Gold Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Expressed in U.S. dollars, except for per share amounts)

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

o) Decommissioning obligations

The Company recognizes an estimate of the liabilities associated with decommissioning obligations when it has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the obligation can be made. The estimated fair value of the decommissioning obligations is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is amortized over the estimated life of the asset. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to any earnings in the period. The decommissioning obligations are charged against the decommissioning obligations to the extent of the liability recorded. The Company has no material decommissioning obligations as at December 31, 2024 and 2023.

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
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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

u) New Accounting Standards Not Yet Adopted

IAS 1 - Presentation of Financial Statements

On January 1, 2024, the Company adopted amendments to IAS 1 Presentation of Financial Statements which clarify that the classification of liabilities as current or noncurrent depends on the rights existing at the end of the reporting period as opposed to the expectations of exercising the right for settlement of the liability. The amendments further clarify that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendments did not have an impact on the Company's consolidated financial statements and the comparative period on the date of the adoption.

In April 2024, the IASB published a new standard IFRS 18 "Presentation and Disclosures in Financial Statements". The new standard is the result of the so called primary financial statements project, aims at improving how entities communicate in their financial statements and will be effective for annual periods beginning on or after January 1, 2027. The effects of the adoption of IFRS 18 on the Company's financial statements have not yet been determined.

In May 2024, the IASB issued "Amendment to the Classification and Measurement of Finance Instruments (Amendments to IFRS 9 and IFRS 7)" to address matters identified during post-implementation review of the classification and measurements of IFRS 9 Financial Instruments. The amendments are effective from reporting periods beginning on or after January 1, 2026. The Company does not expect the adoption of this amendment to have a material impact on its financial statements.

Loncor Gold Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Expressed in U.S. dollars, except for per share amounts)
4. Subsidiaries

The following table lists the Company's direct and indirect subsidiaries:

Name of Subsidiary	Place of Incorporation	Proportion of Ownership Interest	Direct/Indirect	Principal Activity
Loncor Resources Congo SARL	Democratic Republic of the Congo	90%	Direct	Mineral Exploration
Devon Resources SARL	Democratic Republic of the Congo	90%	Indirect	Mineral Exploration
Navarro Resources SARL	Democratic Republic of the Congo	90%	Indirect	Mineral Exploration
Adumbi Mining S.A.	Democratic Republic of the Congo	84.68%	Direct	Mineral Exploration
KGL Isiro Atlantic Ltd	British Virgin Islands	100%	Direct	Mineral Exploration
Isiro (Jersey) Limited	Jersey	100%	Indirect	Mineral Exploration
KGL Isiro SARL	Democratic Republic of the Congo	100%	Indirect	Mineral Exploration

5. Advances receivable and prepaid expenses

	December 31, 2024	December 31, 2023
Supplier prepayments and deposits	321,158	103,390
Accounts receivable	510,502	41,392
Loan to KGL and accrued interest	69,530	65,897
Other receivables and employee advances	290,220	172,633
Harmonized Sales Tax receivable	22,134	25,417
Allowance for bad debt	(69,530)	-
	$1,144,014	$408,729

Accounts receivable of $500,000 are in relation to the balance of payments resulting from the sale of the Company's Makapela property (See note 7).

In connection with the September 2019 acquisition of Loncor Kilo Inc. (see Note 1), the Company provided to KGL Resources Ltd. an unsecured loan in the principal amount of $49,146 (Cdn$65,000) bearing interest of 8% per annum and repayable on demand. For the year ended December 31, 2024, the interest accrued on the loan was $20,384 (December 31, 2023 - $16,750). As at December 31, 2024 an allowance for doubtful accounts of $69,530 was recorded (December 31, 2023 - $nil), as a result of uncertainties surrounding the recoverability of this loan (see also Note 20 regarding subsequent events - this amount in included in the debt settlement agreement entered into between Loncor and KGL Resources Ltd.)

Other receivables include advances to a third party for an amount of $264,623, backed by a general security agreement. Other receivables and employee advances of $19,536 are non-interest bearing, unsecured and due on demand (December 31, 2023 - $43,939).

For the year ended December 31, 2024 the Company recorded $22,134 (December 31, 2023 - $25,417) of Harmonized Sales Tax receivable.

Loncor Gold Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Expressed in U.S. dollars, except for per share amounts)

6. Related party transactions

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation, and are not disclosed in this note.

a) Key Management Remuneration

Key management includes directors (executive and non-executive), the Chief Executive Officer ("CEO"), the Chief Financial Officer, and the senior executives reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the years ended December 31, 2024, December 31, 2023 and December 31, 2022 was as follows:

	For the year ended
	December 31, 2024	December 31, 2023	December 31, 2022
Salaries and bonus	$984,800	$869,250	$864,300
Compensation expense and share-based payments	$382,302	$46,092	$374,014
	$1,367,102	$915,342	$1,238,314

b) Other Related Party Transactions

As at December 31, 2024, an amount of $18,774 relating to advances provided by the Company was due from Arnold Kondrat ("Mr. Kondrat"), the Executive Chairman and a director of the Company (December 31, 2023 - $3,824 was due to Arnold Kondrat related to salary and advances to the Company). Total amount paid to Mr. Kondrat for the year ended December 31, 2024 was $312,500 (2023 and 2022 - $250,000 and $250,000, respectively).

As at December 31, 2024, an amount of $363,663 was due from KGL Resources Ltd. (a company with a common officer and a common director) related to common expenses (December 31, 2023 - $285,136). The Company assessed that KGL Resources Ltd. is currently looking for suitable assets to merge with or acquire; has not generated revenues from operations and has as of December 31, 2024, a working capital deficiency and a significant accumulated deficit. All these factors increase the risk of recoverability of the amount owed to Loncor. As a result, an allowance for doubtful accounts for an amount of $363,663 was recorded in the Company's consolidated statements of loss and comprehensive loss for the year ended December 31, 2024 (year ended December 31, 2023 - $nil). Subsequent to the year end, in March 2025, the Company entered into a debt settlement agreement with KGL Resources Ltd., pursuant to which the amount of the indebtedness of $363,663 would be settled by way of the issuance to Loncor of common shares of KGL Resources Ltd. (see Note 20).

As at December 31, 2024, an amount of $345,462 was due from Gentor Resources Inc. (a company with common directors) related to common expenses (December 31, 2023 - $247,462). During the year ended December 31, 2024 the Company forgave $nil (December 31, 2023 - $288,274) of receivables owed by Gentor, previously recorded as common expenses. As a result of liquidity risks associated with the activities of Gentor as at December 31, 2024, the Company determined that a provision was warranted and therefore an allowance for doubtful accounts  was recorded in the consolidated statements of loss and comprehensive loss for the full amount of $345,462 (December 31, 2023 - $nil). The driving factors in the determination of the liquidity risks included the fact that Gentor is currently evaluating new business opportunities; does not generate revenues from its operations; has accumulated losses and relies on equity financing to fund its operations.

The amounts included in due to or from related party are unsecured, non-interest bearing and are payable on demand.

Loncor Gold Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Expressed in U.S. dollars, except for per share amounts)

7. Exploration and Evaluation Asset Held for Sale

In December 2023, the Company entered into an agreement with a third party for the sale of Loncor's Makapela property within the Ngayu project for a cash price of $10,000,000. As a result, the Ngayu project was reclassified to Exploration and Evaluation Asset Held for Sale as at December 31, 2023.

The Company received $1,500,000 as an advance payment towards the sale during 2023 and the balance totaling $8,500,000, was to be paid under the agreement upon completion of various milestones as defined in the agreement. As a result of this transaction and the relinquishment of all the remaining Ngayu properties, an impairment loss of $8,166,464 was recorded in the consolidated statement of loss and comprehensive loss for the year ended December 31, 2023.

As at December 31, 2024 the sale of Loncor's Makapela property had been completed and $500,000 remains outstanding and is included in prepaid expenses and accounts receivable (Note 5).

8. Property, Plant and Equipment

The Company's property, plant and equipment are summarized as follows:

	Furniture & fixtures	Office & Communication equipment	Vehicles	Land and Building	Field camps and equipment	Right-of-use asset	Leasehold improvements	Total
	$	$	$	$	$	$	$	$
Cost
Balance at January 1, 2023	151,786	32,318	11,708	374,567	1,037,342	687,957	84,906	2,380,584
Additions	-	-	-	-	-	246,809	-	246,809
Disposals	-	-	-	-	-	(687,957)	-	(687,957)
Balance at December 31, 2023	151,786	32,318	11,708	374,567	1,037,342	246,809	84,906	1,939,436
Additions	-	-	35,000	-	-	-	-	35,000
Disposals	-	-		(217,617)	-	-	-	(217,617)
Balance at December 31, 2024	151,786	32,318	46,708	156,950	1,037,342	246,809	84,906	1,756,819

Accumulated Depreciation
Balance at January 1, 2023	151,786	29,969	11,708	41,316	263,022	687,957	84,906	1,270,664
Additions	-	1,086	-	16,975	48,198	68,558	-	134,817
Disposals	-	-	-	-	-	(687,957)	-	(687,957)
Balance at December 31, 2023	151,786	31,055	11,708	58,291	311,220	68,558	84,906	717,524
Additions	-	724	4,374	11,007	48,197	82,270	-	146,572
Disposals	-	-	-	(56,707)	-	-	-	(56,707)
Balance at December 31, 2024	151,786	31,779	16,082	12,591	359,417	150,828	84,906	807,389

Book Value
Balance at January 1, 2023	-	2,349	-	333,251	774,320	-	-	1,109,920
Balance at December 31, 2023	-	1,263	-	316,276	726,122	178,251	-	1,221,912
Balance at December 31, 2024	-	539	30,626	144,359	677,925	95,981	-	949,430

During the year ended December 31, 2024, depreciation in the amount of $63,579 (year ended December 31, 2023 - $65,173, year ended December 31, 2022 - $24,093) was capitalized to exploration and evaluation assets.

Loncor Gold Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Expressed in U.S. dollars, except for per share amounts)

9.  Exploration and Evaluation Assets

	North Kivu	Ngayu	Imbo	Total
Cost
Balance as at January 1, 2023	$10,621,366	$17,898,367	$11,978,988	$40,498,721
Additions	-	268,097	1,777,113	2,045,210
Incidental revenues (Note 9e)	-	-	(2,193,400)	(2,193,400)
Impairment loss	(10,621,366)	(8,166,464)	-	(18,787,830)
Exploration and evaluation asset held for sale (note 7)	-	(10,000,000)	-	(10,000,000)
Balance as at December 31, 2023	$-	$-	$11,562,701	$11,562,701
Additions	-	-	4,713,402	4,713,402
Incidental revenues (Note 9e)	-	-	(344,959)	(344,959)
Balance as at December 31, 2024	$-	$-	$15,931,144	$15,931,144

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

b. Ngayu

The Ngayu project consisted of various exploration permits found within the Tshopo Province in the northeast of the Congo, approximately 270 kilometers northeast of Kisangani. The Ngayu project covers part of the Ngayu Archaean greenstone belt which is one of a number of greenstone belts in the north-east Congo Archaean craton that includes the Kilo and Moto greenstone belts. These Archaean greenstone belts are the northwestern extensions of the Lake Victoria greenstone belt terrain that hosts a number of world class gold deposits including Geita and Bulyanhulu.

For the year ended December 31, 2023, as a result of the sale of Makapela property within the Ngayu project for $10,000,000 and the relinquishment of all the remaining Ngayu project properties, the Company recorded an impairment loss of $8,166,464 in the consolidated statement of loss and comprehensive loss (See Note 7).

c. Devon

The Devon properties consisted of three (3) exploration permits situated in the province of Haut-Uele in north eastern Congo. The Company decided not to renew these exploration permits upon expiry in September 2023.

Loncor Gold Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

(Expressed in U.S. dollars, except for per share amounts)

d. Navarro

The Navarro properties consisted of six (6) exploration permits situated in the provinces of Ituri and Haut-Uele in north eastern Congo. The Company decided not to renew these six permits upon expiry in April 2023.

e.     Adumbi

The Adumbi properties consist of one (1) mining license valid until 2039 and covers an area of 122 square kilometers within the Ngayu Archaean Greenstone Belt in the Ituri and Haut Uele provinces in north eastern Congo. The mining license (Exploitation permit) is registered in the name of Adumbi, a company incorporated under the laws of the Congo in which the Company holds an 84.68% interest and the minority partners hold 15.32% (including 10% free carried interest owned by the government of the Congo). See Note 4.

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

The Company had a leasing agreement with Ding Sheng Services S.A.R.L. ("Ding Sheng") that permited Ding Sheng to mine the non-strategic alluvial potential to the south of Adumbi, with a focus on the gravels bordering the Imbo River.  As consideration for the award of the lease, Loncor was entitled to a $250,000 non-refundable fee and a further 25% of future revenues generated by Ding Sheng. In 2022, an amount of $750,000 was received which included the $250,000 non-refundable fee and an advance of $500,000 to be applied against future revenues from Ding Sheng.  During the year ended December 31, 2024, under the lease agreement, Loncor's attributable revenues from production were $344,959 (2023 - $2,193,400). During the year ended December 31, 2024 the leasing agreement with Ding Sheng was terminated.

f. Isiro

The Isiro properties consist of seven (7) exploration permits registered in the name of KGL-Isiro SARL and covering an area of 1,271 square kilometers in the province of Haut Uele, in north eastern Congo. The Company owns 100% of the common shares of Kilo Isiro Atlantic Ltd. Kilo Isiro Atlantic Ltd owns 100% of the shares of Isiro (Jersey) Limited, which in turn owns 100% of the shares in KGL-Isiro SARL (a company registered in the Congo).

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

Loncor Gold Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Expressed in U.S. dollars, except for per share amounts)
December 31, 2024
	Property, plant and equipment	Exploration and evaluation
Congo	$852,907	$15,931,144
Canada	$96,523	-
	$949,430	$15,931,144

December 31, 2023
	Property, plant and equipment	Exploration and evaluation	Exploration and evaluation Asset Held for Sale - Ngayu
Congo	$1,042,395	$11,562,701	$10,000,000
Canada	$179,517	-	-
	$1,221,912	$11,562,701	$10,000,000

11. Accounts Payable

The following table summarizes the Company's accounts payable:

	December 31, 2024	December 31, 2023
Exploration and evaluation expenditures	$610,589	$124,803
Non-exploration and evaluation expenditures	$155,068	$242,143
Total Accounts Payable	$765,657	$366,946

12. Loans

In August 2022, the Company received a loan from Equity Banque Commerciale du Congo SA in the amount of $300,000 repayable on demand. As at December 31, 2024, the balance of the principal amount of $nil (year ended December 31, 2023 - $119,958) was due to the bank. The loan is unsecured and bears interest rate of 18% per annum. During the year ended December 31, 2023, interest of $27,827 was accrued on the loan and was capitalized to exploration and evaluation assets (December 31, 2023 - $39,297).

In May 2020, the Company received a $29,352 (Cdn$40,000) line of credit ("CEBA LOC") with Toronto-Dominion Bank under the Canada Emergency Business Account ("CEBA") program funded by the Government of Canada. The CEBA LOC is non-interest bearing, can be repaid at any time without penalty.

The Company recorded the CEBA LOC upon initial recognition at its fair value of $24,146 (Cdn$32,906) using an effective interest rate of 3.45%. The difference of $5,206 (Cdn$7,094) between the fair value and the total amount of CEBA LOC received has been recorded as a fair value gain on loans advanced in the consolidated statement of loss and comprehensive loss. During the year ended December 31, 2024, the CEBA LOC was repaid and interest of $nil has been accreted on the CEBA LOC and is included within "interest and bank expenses" in the consolidated statement of loss and comprehensive loss (years ended December 31, 2023 and 2022: $2,783 and $970, respectively).

Loncor Gold Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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

Loncor Gold Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Expressed in U.S. dollars, except for per share amounts)

b) Issued share capital

The following table summarizes the Company's issued common shares:

	Number of shares	Amount $
Balance - December 31, 2021	135,099,174	94,480,512

February 28, 2022	5,650,000	2,046,620
costs of issuance	-	(47,036)
March 10, 2022	75,000	51,045
June 8, 2022	700,000	243,348
June 10, 2022	6,050,000	2,103,225
costs of issuance	-	(47,482)
August 25, 2022	85,000	39,423
September 20, 2022	85,000	38,214
transfer from contributed surplus	-	8,369

Balance - December 31, 2022	147,744,174	98,916,239

April 4, 2023	400,000	97,074
April 5, 2023	1,535,000	366,151
April 14, 2023	95,000	24,387
May 5, 2023	3,370,000	805,703
costs of issuance	-	(24,771)

Balance - December 31, 2023	153,144,174	100,184,783

January 26, 2024	150,000	17,844
February 12, 2024	250,000	29,740
March 11, 2024	150,000	15,565
March 13, 2024	125,000	12,990
contributed surplus portion		47,077
May 1, 2024	250,000	32,706
June 20, 2024	125,000	16,425
June 24, 2024	345,000	45,450
June 28, 2024	75,000	9,862
value of warrants issued		(83,836)
contributed surplus portion		60,636

Balance - December 31, 2024	154,614,174	100,389,242

In February 2022, the Company completed a non-brokered private placement of 5,650,000 units of the Company at a price of Cdn$0.55 per unit for gross proceeds of $2,447,236 (Cdn$3,107,500) and issuance costs of $47,036 (Cdn$59,728). Each such unit consisted of one common share of the Company and one -half of one common share purchase warrant of the Company, with each whole common share purchase warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of Cdn$0.75 for a period of 24 months following the closing date of the issuance of the units.

In March 2022, stock options to purchase 75,000 common shares of the Company were exercised for gross proceeds of $51,045 (Cdn$65,216).

In June 2022, the Company completed a non-brokered private placement financing of 6,750,000 units of the Company  at a price of Cdn$0.50 per unit for gross proceeds of $2,641,613 (Cdn$3,375,000) and issuance costs of $47,482 (Cdn$60,665). Each such unit consisted of one common share of the Company and one -half of one common share purchase warrant of the Company, with each whole common share purchase warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of Cdn$0.75 for a period of 24 months following the closing date of the issuance of the units.

Loncor Gold Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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

During the year ended December 31, 2024, stock options to purchase 1,470,000 common shares of the Company were exercised for gross proceeds of $180,583 (Cdn$245,600) and stock options to purchase 2,570,000 common shares of the Company expired unexercised.

As of December 31, 2024, the Company had issued and outstanding 154,614,174 common shares (December 31, 2023 - 153,144,174).

c) Common share purchase warrants

The following table summarizes the Company's common share purchase warrants outstanding as at December 31, 2024:

Date of Grant	Opening Balance	Granted during period	Cancelled	Exercised	Expired	Closing Balance	Exercise Price (Cdn $)	Exercise period (months)	Expiry Date	Remaining contractual life (months)

2022-02-28	2,873,540	-	-	-	(2,873,540)	-	$0.75	24	2024-02-28	-
2022-06-08	350,000	-	-	-	-	350,000	$0.75	36	2025-06-10	5
2022-06-10	3,025,000	-	-	-	-	3,025,000	$0.75	36	2025-06-10	5
2023-04-04	400,000	-	-	-	-	400,000	$0.60	24	2025-04-04	3
2023-04-05	1,535,000	-	-	-	-	1,535,000	$0.60	24	2025-04-05	3
2023-04-14	95,000	-	-	-	-	95,000	$0.60	24	2025-04-14	3
2023-05-05	3,370,000	-	-	-	-	3,370,000	$0.60	24	2025-05-05	4

	11,648,540	-	-	-	(2,873,540)	8,775,000

As at December 31, 2023, the Company had 8,775,000 outstanding common share purchase warrants (December 31, 2023 - 11,648,540).

During the year ended December 31, 2024, the Company extended for a twelve -month period 3,375,000 common share purchase warrants which were issued by the Company as part of a private placement of securities completed by the Company in June 2022. The black scholes value for the warrant extension was $83,837.

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

The value of the warrants was calculated using the Black-Scholes model and the assumptions at grant date and period end date were as follows:

Loncor Gold Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Expressed in U.S. dollars, except for per share amounts)

(i) Risk-free interest rate: 01.45% - 4.03%, which is based on the Bank of Canada benchmark bonds yield 2 year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the warrants

(ii) Expected volatility: 55.23% - 75.03%, which is based on the Company's historical stock prices

(iii) Expected life: 2- year

(iv) Expected dividends: $Nil

d) Loss per share

Basic and diluted loss per share was calculated on the basis of the weighted average number of common shares outstanding for the year ended December 31, 2024 amounting to 154,175,458 (year ended December 31, 2023 - 151,460,462, December 31, 2022 - 143,673,147) common shares. Stock options and warrants were considered anti-dilutive and therefore were excluded from the calculation of diluted loss per share.

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

Under this Stock Option Plan, unless otherwise determined by the board at the time of the granting of the options, 25% of the options granted vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.  As per the determination of the board, (a) the stock options granted on June 24, 2019, December 6, 2019, January 14, 2020, March 15, 2021, September 3, 2021, September 29, 2021, March 14, 2022, June 14, 2022, May 29, 2023, July 7, 2023, August 26, 2024, December 9, 2024, December 11, 2024 and certain stock options granted on September 15, 2020 and February 8, 2024 fully vested on the 4 month anniversary of the grant date, (b) 50% of the stock granted on April 15, 2022 vested on the grant date and the remaining 50% of such stock options vested on the 5 month anniversary of the grant date, (c) 50,000 of the  stock options granted on February 8, 2024 vested on the 6 month anniversary date and another 50,000 of the stock options granted on February 8, 2024 vested on the 12 month anniversary of the grant date, (d) certain stock options granted on September 15, 2020 and all of the stock options granted October 1, 2021 and on November 20, 2024 vested on the grant date, (e) the stock options granted on May 1, 2024, August 23, 2024 and November 22, 2024 fully vest on the 6 month anniversary of the grant date, and (f) 25% of the stock options granted on April 4, 2024 vested on the grant date and 25% of such stock options vest on each of August 1, 2024, December 1, 2024 and April 1, 2025.

The following tables summarize information about stock options:

For the year ended December 31, 2023
Exercise Price Range (Cdn$)	Opening Balance	During the year			Closing Balance	Weighted average remaining contractual life (years)	Vested & Exercisable	Unvested
		Granted	Exercised	Expired
0-0.70	10,831,000	550,000	-	(25,000)	11,356,000	2.04	11,356,000	-
Weighted Average Exercise Price (Cdn$)	0.59	0.50		0.70	0.58		0.53

For the period ended December 31, 2024
Exercise Price Range (Cdn$)	Opening Balance	During the year			Closing Balance	Weighted average remaining contractual life (years)	Vested & Exercisable	Unvested
		Granted	Exercised	Expired
0-0.70	11,356,000	7,340,000	(1,470,000)	(2,570,000)	14,656,000	2.89	11,291,000	3,365,000
Weighted Average Exercise Price (Cdn$)	0.58	0.42	0.17	0.36	0.62		0.56	0.40

Loncor Gold Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Expressed in U.S. dollars, except for per share amounts)

During the year ended December 31, 2024, the Company recognized in the statement of loss and comprehensive loss as share-based payments expense $407,206 (year ended December 31, 2023 - $27,413; year ended December 31, 2022 - $377,402) representing the vesting of the fair value at the date of grant of stock options previously granted to employees, directors and officers under the Company's Stock Option Plan.

During the year ended December 31, 2024, the Company recognized $229,947 representing the vesting of fair value at the date of grant of stock options previously granted to consultants, which was recorded under consulting, management and professional fees in the consolidated statements of loss and comprehensive loss (year ended December 31, 2023 - $38,359; year ended December 31, 2022 - $224,329). In addition, an amount of $24,721 for the year ended December 31, 2024 (year ended December 31, 2023 - $nil; year ended December 31, 2022 - $86,085) related to stock options issued to employees of the Company's subsidiary in the Congo was capitalized to exploration and evaluation asset.

The value of the options was calculated using the Black-Scholes model and the assumptions at grant date and period end date were as follows:

(i) Risk-free interest rate: 0.26% - 4.45%, which is based on the Bank of Canada benchmark bonds yield 2 to 3 year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the options

(ii) Expected volatility: 55.18% - 93.92%, which is based on the Company's historical stock prices

(iii) Expected life: 0.5 - 3 years

(iv) Expected dividends: $Nil

15. Lease obligations

The Company has a lease agreement for the head office location in Toronto, Canada with a monthly basic rent obligation of approximately $4,079 (Cdn $5,525) starting March 1, 2023 for a 3 year term.

On March 1, 2023, the Company recognized a right-of-use asset and a lease liability of $246,809 (Cdn $335,068) for its office lease agreement. The right-of-use asset is being amortized on a straight-line basis over the lease term. The lease payments are discounted using an interest rate of 5.89%, which is the Company's incremental borrowing rate. As at December 31, 2024, the undiscounted cash flows for this office lease agreement to February 28, 2026 were $101,505.

Changes in the lease obligation for the years ended December 31, 2024 and 2023 were as follows:

	December 31, 2024	December 31, 2023
Balance - beginning of the period	$182,672	$246,809
Liability settled	$(90,156)	$(75,130)
Interest expense	$8,988	$10,993
Balance - end of the period	$101,505	$182,672

Current portion	$83,575	$79,989
Long-term portion	$17,930	$102,683
Total lease obligation	$101,505	$182,672

For the year ended December 31, 2024, the Company recognized lease revenues of $nil in the consolidated statements of loss and comprehensive loss from its sub-lease arrangement with Gentor Resources Inc. (year ended December 31, 2023 - $nil; year ended December 31, 2022 - $50,767). The Company has an exploration office lease in Congo, which can be cancelled with three months notices in advance without any penalty. For the year ended December 31, 2024, the lease expense in the amount of $20,400 (year ended December 31, 2023 - $20,400; year ended December 31, 2022 - $20,400) in relation to the Congo office, was capitalized to exploration and evaluation assets.

Loncor Gold Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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

The following table indicates the impact of foreign currency exchange risk on net working capital as at December 31, 2024 and 2023. The table below provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Canadian dollar which would have increased (decreased) the Company's net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Canadian dollar would have had the equal but opposite effect as at December 31, 2024 and 2023.

Loncor Gold Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Expressed in U.S. dollars, except for per share amounts)
	December 31, 2024	December 31, 2023
	Canadian dollar	Canadian dollar
Cash and cash equivalents	41,121	56,876
Advances receivable and prepaids	417,142	420,120
Accounts payable and accrued liabilities	(480,171)	(653,175)
Due from related parties	27,012	714,283
Employee retention allowance	(234,471)	(234,471)
Loans	-	(40,000)
Total foreign currency financial assets and liabilities	(229,367)	263,632
Foreign exchange closing rate	0.6950	0.7561
Total foreign currency financial assets and liabilities in US $	(159,410)	199,335
Impact of a 10% strengthening of the US $ on net loss	(15,941)	19,934

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

The carrying amount of financial assets represents the maximum credit exposure.  The Company's gross credit exposure at December 31, 2024 and December 31, 2023 was as follows:

	December 31 2024	December 31, 2023
Cash and cash equivalents	$1,498,698	$639,680
Advances receivable and prepaid expenses	$1,144,014	$408,729
	$2,642,712	$1,048,409

e) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company's liquidity requirements are met through a variety of sources, including cash and cash equivalents and equity capital markets. All financial obligations of the Company including accounts payable of $765,657, accrued liabilities of $261,166, employee retention allowance of $162,957 and lease obligation of $83,575, are due within one year.

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

Loncor Gold Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Expressed in U.S. dollars, except for per share amounts)

g) Capital Management

The Company manages its common shares, warrants and stock options as capital. The Company's policy is to maintain sufficient capital base in order to meet its short term obligations and at the same time preserve investors' confidence required to sustain future development of the business.

	December 31 2024	December 31, 2023
Share capital	$100,389,242	$100,184,783
Reserves	$13,149,658	$12,511,661
Deficit	$(95,288,125)	$(91,128,928)
	$18,250,775	$21,567,516

The Company's capital management objectives, policies and processes have remained unchanged during the years ended December 31, 2024 and December 31, 2023.

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

17. Supplemental cash flow information

During the periods indicated the Company undertook the following significant non-cash transactions:

		For the year ended
	Note	December 31, 2024	December 31, 2023	December 31, 2022

Depreciation included in exploration and evaluation assets	9	$63,579	$65,173	$42,093
Fees paid by common shares, stock options or warrants	13	$229,947	$38,359	$231,095

18. Employee retention allowance

The following table summarizes information about changes to the Company's employee retention provision during the years ended December 31, 2024 and 2023.

$
Balance at January 1, 2023	173,110
Foreign exchange adjustment	4,174
Balance at December 31, 2023	177,284
Foreign exchange adjustment	(14,327)
Balance at December 31, 2024	162,957

Loncor Gold Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Expressed in U.S. dollars, except for per share amounts)

19. Income taxes

a) Provision for Income Taxes

Major items causing the Company's effective tax rate to differ from the combined Canadian federal and provincial statutory rate of 26.5% (2023 and 2022 - 26.5%, respectively) were as follows:

	Years Ended December 31,
	2024	2023	2022

Net loss for the year	$(4,159,197)	$(21,266,945)	$(2,928,742)
Expected income tax recovery based on statutory rate	(1,102,000)	(5,636,000)	(776,000)
Adjustment to expected income tax benefit
Permanent differences	(805,000)	5,043,000	145,000
Other	(7,000)	1,000	(32,000)
Change in unrecognized deferred tax asset	1,914,000	592,000	663,000
Income tax provision (recovery)	$-	$-	$-

b) Deferred Income Taxes

Deferred income taxes assets have not been recognized in respect to the following deductible temporary differences:

	Years Ended December 31,
	2024	2023	2022

Non-capital losses carried forward	$24,960,000	$23,074,000	$20,707,000
Fixed assets - Canada	186,000	215,837	$209,842
Other - Canada	156,000	453,000	$383,000
Capital loss carry-forward - Canada	3,650,000	3,971,000	$3,877,000
Lease - Canada	-	-	$-
Exploration and evaluation properties - Congo	58,035,332	53,662,069	53,770,259
Total	$86,987,332	$81,375,906	$78,947,101

Loncor Gold Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Expressed in U.S. dollars, except for per share amounts)

Non-capital losses in Canada expire in the following years:

2026	$261,000
2027	135,000
2028	196,000
2029	674,000
2030	1,520,000
2031	2,593,000
2032	2,187,000
2033	1,946,000
2034	870,000
2035	560,000
2036	612,000
2037	541,000
2038	675,000
2039	1,032,000
2040	2,449,000
2041	2,089,000
2042	2,367,000
2043	2,230,000
2044	1,886,000
$24,823,000

20. Subsequent events

In March 2025, the Company entered into a debt settlement agreement with KGL Resources Ltd. ("KGL"), pursuant to which KGL will settle Cdn$620,000 of indebtedness owing to Loncor by the issuance of 8,857,142 post-consolidated common shares of KGL at a deemed price of Cdn$0.07 per share. The debt settlement is subject to completion of the KGL share consolidation and all required shareholder and regulatory approvals, including the NEX Board of the TSX Venture Exchange.